Form 20-F
period 2017-12-31
Jianpu Technology Inc.
filed 2018-04-27
CIK 1713923

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                       to

Commission file number: 001-38278

Jianpu Technology Inc.
(Exact Name of Registrant as Specified in Its Charter)

Not Applicable
(Translation of Registrant’s Name Into English)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

21/F Internet Finance Center Danling Street, Beijing People’s Republic of China Telephone: +86-10-8302-3688 Email: ir@rong360.com
(Name, Telephone, E-mail and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
American depositary shares, each two American depositary shares representing five Class A ordinary share Class A ordinary shares, par value US$0.0001 per share*	New York Stock Exchange

*              Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2017, there were 414,291,350 ordinary shares outstanding, par value $0.0001 per share, being the sum of 68,750,000 Class A ordinary shares and 345,541,350 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepare its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•                  “we,” “us,” “our company” and “our” refer, prior to the Restructuring, to the platform business of RONG360 and, after the Restructuring, to Jianpu Technology Inc., a Cayman Islands exempted company and its subsidiaries and, in the context of describing our operations and consolidated financial information, also include its consolidated variable interest entity;

•                  “China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong, and Macau;

•                  “Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.0001 per share;

•                  “Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.0001 per share;

•                  “shares” or “ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.0001 per share;

•                  “ADSs” refers to our American depositary shares, each two of which represent five Class A ordinary shares;

•                  “RONG360” means RONG360 Inc., a Cayman Islands exempted company, its subsidiaries and its consolidated variable interest entity, but exclude Jianpu Technology Inc., its subsidiaries and its consolidated variable interest entity; and

•                  the “platform business” refers to the operation of our open platform for the discovery and recommendation of financial products, including recommendation services and advertising, marketing services and other services;

For financial service providers, we generally consider each separate legal entity as one provider. For example, nationwide banks operate with multiple legal entities at provincial and local levels, and each entity has autonomy over product features and credit policies. Accordingly, we treat each legal entity as one financial provider.

We apply the following principles in counting the number of financial products offered through our platform:

•                  loan products issued by the same financial service provider under the same credit policy within the same geographic area are generally considered one product;

•                  credit card products issued by the same issuer under the same card policy are generally considered one product; and

•                  wealth management products with the same issuer, expected rate of return, product features and investor tier are generally considered one product.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•                  our goals and strategies;

•                  our future business development, financial condition and results of operations;

•                  expected changes in our revenues, costs or expenditures;

•                  our expectations regarding demand for and market acceptance of our services;

•                  prospects for and competition in our industry, and

•                  government policies and regulations relating to our industry.

You should read this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This annual report on Form 20-F also contains statistical data and estimates that we obtained from industry publications and reports generated by third-party providers of market intelligence, including the size, growth rates and other data relating to the financial services market in China. Although we have not independently verified the data, we believe that the publications and reports are reliable. The market data contained in this annual report involves a number of assumptions, estimates and limitations. The financial services market in China and its components may not grow at the rates projected by market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to the registration statement, of which this annual report is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.        KEY INFORMATION

A.    Selected Financial Data

Our Selected Consolidated Financial Data

The following summary consolidated statements of comprehensive loss for the years ended December 31, 2015, 2016 and 2017 and summary consolidated balance sheet as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected data from the consolidated balance sheet data as of December 31, 2015 have been derived from our audited consolidated financial statements, which are not included in this annual report. You should read this summary consolidated financial data in conjunction with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods.

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statement of Comprehensive Loss:
Revenues:
Recommendation services:
Loans(1)	116,738	238,846	1,119,456	172,057
Credit cards	38,406	64,911	228,905	35,182
Total recommendation services	155,144	303,757	1,348,361	207,239
Advertising, marketing and other services	13,229	52,630	97,412	14,972
Total revenues	168,373	356,387	1,445,773	222,211
Cost of revenues	(34,423)	(66,683)	(143,828)	(22,106)
Gross profit	133,950	289,704	1,301,945	200,105
Operating expenses:
Sales and marketing	(262,359)	(382,915)	(1,227,896)	(188,724)
Research and development	(45,358)	(72,832)	(153,905)	(23,655)
General and administrative	(22,419)	(16,273)	(93,718)	(14,404)
Loss from operations	(196,186)	(182,316)	(173,574)	(26,678)
Others, net	12	191	(169)	(26)
Loss before income tax	(196,174)	(182,125)	(173,743)	(26,704)
Income tax expense	—	—	(28,382)	(4,362)
Net loss	(196,174)	(182,125)	(202,125)	(31,066)
Other comprehensive loss, net
Foreign currency translation adjustments	—	—	(21,170)	(3,254)
Total other comprehensive loss	—	—	(21,170)	(3,254)
Total comprehensive loss	(196,174)	(182,185)	(223,295)	(34,320)
Net loss per share
Basic and diluted	(0.57)	(0.53)	(0.57)	(0.09)
Net loss per ADS(2)
Basic and diluted	(1.43)	(1.33)	(1.43)	(0.23)
Weighted average number of shares(3)
Basic and diluted	345,541,350	345,541,350	353,452,309	353,452,309

(1)         Including revenues from related party of nil, RMB19.9 million and RMB103.0 million (US$15.8 million) for the years ended December 31, 2015, 2016 and 2017, respectively.

(2)         Each two ADSs represent five ordinary shares. The issuance of ordinary shares to RONG360 Inc. has been retrospectively reflected for all periods presented herein.

(3)         1,500,000,000 shares authorized,US$0.0001 par value. Immediately prior to the completion of our initial public offering, or IPO, 345,541,350 ordinary shares held by RONG360 Inc. were redesignated as Class B ordinary shares. In November 2017, we  completed an IPO and private placements concurrent with the IPO with the new issuance of 68,750,000 Class A ordinary shares. As of December 31, 2017, 345,541,350 Class B ordinary shares were held by RONG360 Inc. and 68,750,000 Class A ordinary shares were held by other shareholders of the Company.

	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet:
Cash and cash equivalents	—	—	1,543,811	237,279
Accounts receivable, net(1)	41,698	57,536	182,090	27,987
Amount due from related party	—	21,128	—	—
Prepayments and other current assets	20,448	50,415	161,027	24,749
Total current assets	62,146	129,079	1,886,928	290,015
Total assets	70,111	134,483	1,913,515	294,101
Accounts payable	47,534	32,433	177,373	27,262
Advances from customers	13,456	18,149	71,538	10,995
Tax payable	711	1,849	17,876	2,748
Amount due to related party	—	—	35,427	5,444
Accrued expenses and other current liabilities	21,976	29,445	72,839	11,195
Total current liabilities	83,677	81,876	375,053	57,644
Total liabilities	83,677	81,876	375,053	57,644
Total invested (deficit)/equity/shareholders’ equity	(13,566)	52,607	1,538,462	236,457

(1) Including amounts billed through RONG360 of RMB 141,190 as of December 31, 2017.

We have undertaken a corporate restructuring (“Restructuring”, for more details see “ITEM 4 INFORMATION ON THE COMPANY” — “A. History and Development of the Company”) in order to strengthen our positioning as an independent open platform. As part of the Restructuring, the platform business was transferred from RONG360 to us. Prior to the transfer of the platform business to us, our business operated within the RONG360 Inc.’s corporate cash management program for all periods presented. After the transfer of the platform business to us, RONG360 provided RMB150 million (US$23.1 million) of initial working capital to us in the form of a capital contribution.

Exchange Rate Information

Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB 6.5063 to US$1.00, the exchange rate in effect on December 29, 2017 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 13, 2018, the rate was RMB 6.2725 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2013	6.0537	6.1478	6.2438	6.0537
2014	6.2046	6.1620	6.2591	6.0402
2015	6.4778	6.2827	6.4896	6.1870
2016	6.9430	6.6400	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
September	6.6533	6.5690	6.6591	6.4773
October	6.6328	6.6254	6.6533	6.5712
November	6.6090	6.6200	6.6385	6.5967
December	6.5063	6.5932	6.6210	6.5063
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March	6.2870	6.5000	6.3583	6.2738
April (through April 13, 2018)	6.2725	6.2889	6.3045	6.2665

Source: Federal Reserve Statistical Release

(1)         Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

Risks Related to Our Business

We have incurred significant losses and we may continue to experience losses in the future.

We have incurred significant losses in the past. In 2015, 2016 and 2017, we had net loss of RMB 196.2 million, RMB 182.1 million and RMB 202.1 million (US$31.1 million), respectively. We also had loss from operations at similar levels during those periods. In addition, we had cash used in operations of RMB 158.9 million, RMB 239.1 million and RMB 28.1 million (US$4.3 million) in 2015, 2016 and 2017, respectively. We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve profitability depends in large part on our ability to manage our sales and marketing expenses, which accounted for 156%, 107% and 84.9% of our total revenues in 2015, 2016 and 2017, respectively. We intend to manage and further reduce our sales and marketing expenses as a proportion of our total revenues, but there can be no assurance that we will achieve this goal, and we may continue to experience losses in the future.

Our limited operating history in the rapidly evolving online and mobile consumer finance market in China makes it difficult to evaluate our future prospects.

We have a limited operating history, which makes it difficult to evaluate our future prospects and ability to make profit. We launched our online platform in 2012, and introduced big data risk management solutions in 2015 and Gold Cloud in 2016. We operate in China’s online and mobile consumer finance market, which is rapidly evolving and may not develop as we anticipate. There are few established players in this new market and they have relatively short track records, and business models continue to evolve. The regulatory framework governing the industry is also still evolving and will remain uncertain for the foreseeable future. Other participants in the industry, including users and financial service providers, may have difficulty distinguishing our platform, services and solutions from those of our competitors. As the industry and our business develop, we may modify our business model or change our platform, services and solutions. These changes may not achieve expected results and may have a material and adverse impact on our financial condition and results of operations.

You should consider our business and future annual report in light of the risks and challenges we may encounter in this rapidly evolving industry, including, among other things, our ability to:

•                  expand our user base and increase user activities on our platform;

•                  provide diversified and distinguishable services and solutions to financial service providers;

•                  enhance our data analytical and risk management capabilities;

•                  improve our operational efficiency;

•                  maintain a reliable, secure, high-performance and scalable technology infrastructure;

•                  attract, retain and motivate talented employees;

•                  anticipate and adapt to changing market conditions, including technological developments and changes in the competitive landscape; and

•                  navigate an evolving and complex regulatory environment.

If we fail to address any or all of these risks and challenges, our business and financial condition may be materially and adversely affected.

We face challenges with generating and acquiring user traffic to our platform and converting the traffic into our user base.

The majority of user traffic to our platform is generated from third-party channels, rather than from direct access to our mobile apps or website. Our top five traffic acquisition channels accounted for over a third of our user traffic in 2016 and 2017. We may not be able to promote awareness of our brand and achieve widespread acceptance of our business model to increase direct access to our platform. We have incurred significant expenses on and devoted considerable resources to branding and marketing activities and user traffic acquisition, and we may continue to do so in the future. Our ability to convert user traffic to user base and retain that user base depend on users’ satisfaction with the quantity and quality of financial products offered by financial service providers and trust in the content on our platform. If we fail to meet these challenges, our business, financial performance and prospects will be materially and adversely affected.

Failure to maintain relationships with financial service providers or develop new ones may materially and adversely affect our business and results of operations.

Our relationship with financial service providers is crucial to our success. We generate substantially all of our revenues from services and solutions provided to financial service providers. Certain financial service providers have accounted for a significant portion of our revenues in the past. Our largest financial service provider, a third-party technology-enabled online lending platform, accounted for 19% of our total revenues in each of 2015 and 2016, and 9% in 2017. We work with this financial service provider at arm’s-length and negotiate a cooperation agreement with it on an annual basis based on our business needs and market conditions. While we continually seek to diversify our financial service providers, there can be no assurance that the concentration will further decrease. Our ability to attract users to our platform and maintain and grow our user base depends on the quantity and quality of financial products offered by financial service providers on our platform. We also provide big data risk management solutions and integrated solutions to financial service providers, as well as cooperate with them to provide content on our platform and obtain data for our data analytical models. Our arrangements with our financial service providers are typically not exclusive, and they may have similar arrangements with our competitors. If financial service providers are dissatisfied with our services and solutions, they may terminate their relationships with us and switch to our competitors. Moreover, we have seen financial service providers increasingly rely on their own online and technology capabilities to serve online and mobile users in recent years. There can be no assurance that we can maintain relationships with our existing financial service providers on commercially desirable terms. We may also fail to develop new relationship with additional financial service providers. As a result, our business, financial performance and prospects will be materially and adversely affected.

Our match and recommendation of financial products to users may not be effective, which will result in dissatisfaction from both users and financial service providers.

We may not be able to match users with suitable financial products due to various reasons. Our search and recommendation engine may fail to function properly. The data provided to us by our users, financial service providers and third party data partners may not be accurate or up to date. If users are recommended financial products but cannot ultimately obtain approval from financial service providers, they may consider our platform to be ineffective at matching. At the same, financial service providers may be dissatisfied with us for not effectively helping them acquire users. After a user gets a financial product, the user may become dissatisfied with the terms and conditions of the financial product or the services provided by the financial service provider, or the financial service provider may have difficulty collecting repayments from the user. Both the user and financial service provider may associate their dissatisfaction and subsequent difficulties with our platform as the transaction was initiated on our platform. Users may consequently be reluctant to continue to use our platform and financial service providers may be hesitant to continue to partner with us. As a result, our business, reputation, financial performance and prospects will be materially and adversely affected.

If we are not able to respond to changes in user preferences for financial products and provide a satisfactory user experience on our platform, we will not be able to maintain and expand our user base or effectively convert our users into customers of our financial service providers.

We believe that our user base is the cornerstone of our business. Our ability to maintain and expand our user base depends on a number of factors, including our ability to match and recommend suitable financial products for our users, the effectiveness of our curation process, and our ability to provide relevant and timely content to meet changing user needs. If we are unable to respond to changes in user preference and deliver satisfactory and distinguishable user experience, borrowers and prospective borrowers may switch to competing platforms or obtain financial products directly from their providers. As a result, user access to and user activity on our platform will decline, our services and solutions will be less attractive to financial service providers and our business, financial performance and prospects will be materially and adversely affected.

We may not be able to ensure the accuracy of product information and the authenticity of financial products on our platform.

The acceptance and popularity of our platform is premised on the reliability of the financial products and information on our platform. We rely on our financial service providers for the authenticity of their financial products and the comprehensiveness, accuracy and timeliness of the related financial information. While the products and information from our financial service providers have been generally reliable, there can be no assurance that the reliability can be maintained in the future. If our financial service providers or their agents provide inauthentic financial products or incomplete, misleading, inaccurate or fraudulent information, we may lose the trust of existing and prospective users. In addition, if our users purchase wealth management products that they discover on our platform and they suffer losses, they may blame us and attempt to hold us responsible for their losses. Our reputation could be harmed and we could experience reduced user traffic to our platform, which would adversely affect our business and financial performance.

We may fail to develop and innovate our platform and products.

The attractiveness of our online platform to users and our technology-based services and solutions to financial service providers depend on our ability to innovate. To remain competitive, we must continue to develop and expand our product and service offerings and content. We must also continue to enhance and improve our data analytical capabilities, platform interface and technology infrastructure. These efforts may require us to develop internally, or to license, increasingly complex technologies. In addition, new content, services, solutions and technologies developed and introduced by competitors could render our content, services and solutions obsolete if we are unable to update or modify our own technology. Developing and integrating new content, services, solutions and technologies into our existing platform and infrastructure could be expensive and time-consuming. Furthermore, any new features and functions may not achieve market acceptance. We may not succeed in incorporating new technologies, or may incur substantial expenses in order to do so. If we fail to develop, introduce, acquire or incorporate new features, functions or technologies effectively and on a timely basis, our business, financial performance and prospects could be materially and adversely affected.

We may fail to compete effectively.

The retail financial market in China is rapidly evolving and highly competitive. New competitors may emerge at any time. We may fail to compete for users and/or financial service providers against any of our existing or potential competitors. We compete as an open platform against other companies that also seek to position themselves as open platforms serving both borrowers and financial service providers. We also compete with online platforms for financial products that are affiliated with major internet companies, including search engine, social media, e-commerce and online payment companies. Some of these internet companies also offer their financial products on our platform, so they both compete and cooperate with us. In addition, we compete with financial service providers to the extent that they offer or list financial products on their own platform, although some of these financial service providers may also offer or list financial products on our platform as well. Such financial service providers may stop utilizing our platform in order to enhance the competitiveness of their own platforms. Existing or potential competitors may have substantially greater brand recognition and possess more financial, marketing and research resources than we do. Our competitors may introduce platforms with more attractive products, content and features, or services or solutions with competitive pricing or enhanced performance that we cannot match. In addition, some of our competitors may have more resources to develop or acquire new technologies and react quicker to changing requirements of users and/or financial service providers. If we fail to compete effectively, our business, financial performance and prospects will be materially and adversely affected.

We have limited control over the product and service quality of our financial service providers.

As users access financial products through our platform, they may have the impression that we are at least partially responsible for the quality of these products, especially in the case of loans that are offered through our Gold Cloud system, where the user continues to interact with our platform throughout the discovery, application, approval and loan servicing process. Although we have established standards to screen financial service providers before listing their products on our platform, and to a certain extent rank the financial products based on past user experience when we make recommendations to users, we have limited control over the quality of the financial products and the services provided by financial service providers. In the event that a user is dissatisfied with a financial product or the service of a financial service provider, we do not have any means to directly make improvements in response to user complaints. Due to the large number of financial products listed on our platform and the extensiveness of our financial service provider network, it is extremely difficult for us to monitor and ensure the product and service quality of financial service providers on our platform at any given time. If users become dissatisfied with the financial products available on our platform or the services of our financial service providers, our business, reputation, financial performance and prospects could be materially and adversely affected.

Our business may be affected by the condition and competitive landscape of China’s credit markets.

Changes in the condition of China’s credit markets generally impact the demand and supply of financial products, which in turn will affect user traffic and user activity on our platform and the demand for our services and solutions by financial service providers. The range, pricing and terms of financial products available in the market partly result from competition among financial service providers. Because the financial products on our platform are provided by third parties, we are not able to ensure they meet users’ needs and preferences at any given time. In a rising interest rate environment, our users may seek funding through other means. In a declining interest rate environment, borrowers may choose to refinance their loans with lower-priced financial products, which may not be available on our platform. There can be no assurance that our financial service providers can respond to fluctuations in interest rates in a timely manner by adjusting the financial product listings on our platform.

A credit crisis or prolonged downturn in the credit markets could severely impact our operating environment. A credit crisis or prolonged downturn in the credit markets might cause tightening in credit guidelines, limited liquidity, deterioration in credit performance and increased foreclosure activities. Since we predominantly generate our revenues from fees charged for our sales and marketing services and not on the basis of outstanding loan amounts, a decrease in transaction volumes could cause a material decline in our revenues, even though we do not bear credit risk in the event of borrower default. Moreover, a financial and credit crisis may be coupled with or trigger a downturn in the macroeconomic environment, which could cause a general decrease in lending activity over a longer period of time. If a credit crisis were to occur, particularly in China’s credit markets, our business, financial performance and prospects could be materially and adversely affected.

Regulatory uncertainties relating to online consumer finance in China could harm our business, financial condition and results of operations.

Our business or the businesses of our financial service providers may be subject to a variety of PRC laws and regulations governing financial services. The application and interpretation of these laws and regulations are ambiguous and may be interpreted and applied inconsistently between different government authorities. In particular, the PRC government’s regulatory framework governing the new and rapidly-evolving online consumer finance market, which is the source of the transactions that our platform facilitates is rapidly evolving and is subject to further change and interpretation. As of the date of this annual report, we have not been subject to any material fines or other penalties under any PRC laws or regulations on our business operations. The PRC government may adopt a stringent regulatory framework for the online and mobile consumer finance market in the future, and impose specific requirements (including licensing requirements) on market participants. The PRC government may also enhance the implementation of existing laws and regulations.  There has been media speculation that the PRC government may, among other things, (i) further impose new regulations on fees and interest charged by financial service providers, (ii) introduce licensing requirements for online lenders, (iii) close down unlicensed financial service providers that take deposits from consumers and (iv) close down financial service providers that engage in illegal collection practices. A significant number of financial service providers on our platform operate in the online and mobile consumer finance market. Consequently, new government laws and regulations, stricter enforcement of existing laws and regulations or even speculation regarding such developments may materially and adversely affect our business, financial condition and prospects. It may be costly for us to comply with applicable PRC laws and regulations. If our practice is deemed to violate any existing or future laws and regulations, we may face injunctions, including orders to cease illegal activities, and may be subject to other penalties as determined by the relevant government authorities.

PRC laws and regulations governing personal credit reporting businesses in China are still at an initial stage and subject to further change and interpretation. If we are deemed to engage in a personal credit reporting business and violate any PRC laws or regulations related to personal credit reporting businesses, our business, financial condition, results of operations and prospects could be materially and adversely affected.

The PRC government has adopted several regulations governing personal credit reporting businesses. According to the Administrative Regulations on the Credit Reporting Industry, which was promulgated by the State Council and became effective in 2013, “personal credit reporting business” means the activities of collecting, organizing, storing and processing “information related to the credit standing” of individuals as well as providing the information to others, and a “credit reporting agency” refers to a duly established agency whose primary business is credit reporting. These regulations, together with the Administrative Measures for Credit Reporting Agencies, which was promulgated by the People’s Bank of China and became effective in 2013, set forth qualification standards for entities conducting a credit reporting business in China, rules and requirements for credit reporting businesses and operating standards for credit reporting agencies. According to these regulations and measures, no entity may engage in personal credit reporting business without approval by the credit reporting industry regulatory department under the State Council. If any entity directly engages in personal credit reporting business without such approval, the entity is subject to penalties including suspension of business, confiscation of revenues related to personal credit reporting business, fines of RMB 50,000 (US$7, 685) to RMB 500,000 (US$76,849) and criminal liabilities.

We organize, store and analyze information provided by users and data provided by financial service providers and third-party data partners. This information and data contains certain personal information of users, a portion of which we may provide to financial service providers using our big data risk management solutions with user consent. Due to the lack of further interpretations of the current regulations governing personal credit reporting businesses, the exact definition and scope of “information related to credit standing” and “personal credit reporting business” under the current regulations are unclear. It is therefore uncertain whether we would be deemed to engage in personal credit reporting business because of our big data risk management solutions. As of the date of this annual report, we have not been subject to any fines or other penalties under any PRC laws or regulations related to personal credit reporting business. However, given the evolving regulatory environment of the personal credit reporting industry, and the fact that the People’s Bank of China, the credit reporting industry regulatory department under the State Council, granted in February 2018 a personal credit reporting businesses license to an entity incorporated under the guidance of the People’s Bank of China, we cannot assure you that we will not be required in the future by the relevant governmental authorities to obtain approval or license for personal credit reporting business in order to continue offering our big data risk management solutions. Our business may also become subject to other rules and requirements related to credit reporting business, or new rules and requirements (including approval or license regime) promulgated by the relevant authorities in the future. The existing and future rules and regulations may be costly to comply with, and we may not be able to obtain any required license or other regulatory approvals in a timely manner, or at all. If we are subject to penalties for any of the foregoing reasons, our business, financial condition, results of operations and prospects could be materially and adversely affected.

We provide recommendation services for financial service providers, which may constitute provision of intermediary service, and our agreements with these financial service providers may be deemed as intermediation contracts under the PRC Contract Law.

Under the PRC Contract Law, if an intermediary conceals any material fact intentionally or provides false information in connection with the conclusion of a proposed transaction, which results in harm to a client’s interests, the intermediary may not claim for service fees and is liable for any damages caused. We provide recommendation services for financial service providers, which may constitute provision of intermediary service, and our agreements with these financial service providers may be deemed as intermediation contracts under the PRC Contract Law, as a consequence, if we intentionally conceal material information or provide false information to financial service providers, or if we fail to identify false information received from users or any third party and in turn provide such information to financial service providers, we could be held liable for damages caused to financial service providers as an intermediary pursuant to the PRC Contract Law. On the other hand, we should not assume any liability relating to possible disputes between financial service providers and users with respect to the financial products provided by the financial service providers to the users, solely on the basis of providing recommendations regarding such financial service products, as long as we do not intentionally conceal any material fact or provide false information, and are not found at fault. However, due to the lack of detailed regulations and guidance in the area of financial product recommendation services and the possibility that the PRC government authorities may promulgate new laws and regulations regulating financial product recommendation services in the future, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations for financial product recommendation services, and there can be no assurance that the PRC government authority will share our views.

If any financial product on our platform or the business practice of us or any of our financial service providers is deemed to violate any new or existing PRC laws or regulations, our business, reputation, financial condition and results of operations could be materially and adversely affected.

Financial products and financial institutions are strictly regulated in China. We are not regulated as a financial institution, but we may be indirectly subject to PRC financial regulations as a result of the financial products on our platform and our services to and cooperation with financial service providers. For instance, on December 1, 2017, the Internet Finance Rectification Office and the Online Lending Rectification Office jointly issued the Notice on Regulating and Rectifying “Cash Loan” Business, or the Circular 141, and on December 8, 2017, the National Online Lending Rectification Office issued the Notice on the Rectification and Inspection Acceptance of Risk of Online Lending Intermediaries, or the Circular 57, both of which outlined more specific requirements on financial service providers. In addition, in March 2018, the Internet Finance Rectification Office issued the Notice on Strengthening the Rectification of Asset Management through the Internet and Carrying on the Inspection and Acceptance, or the Circular 29, which outlines more strict and specific requirements on the practices of asset management business (including wealth management plan) through the Internet, such as requirement on obtaining necessary licenses, prohibition of the sale on an agency basis or provision of sale agency service in any disguised form, by any Internet platform of any asset management products provided by any financial asset exchange which is not in full compliance with applicable laws. If any financial product on our platform is deemed to violate any PRC laws or regulations, we may be liable for listing the product or assisting in offering the product on our platform, even if we are not its provider. If any of our financial service providers is deemed to violate any PRC laws or regulations, we may be jointly liable due to the services or solutions we provide. We may have to remove financial products from our platform or terminate relationship with financial service providers. As of the date of this annual report, we have not been subject to any fines or other penalties under any PRC laws, rules or regulations. However, if any financial product on our platform is deemed to violate any laws, rules or regulations, we may face, among others, regulatory warnings, correction orders, condemnation, fines and criminal liability. As a result, our business, reputation, financial performance and prospects could be materially and adversely affected.

We rely on the accuracy and timeliness of data provided by third parties.

As an open platform, we have access to data from users, financial service providers and third-party data partners. We synthesize these multiple sources of data with our data modeling and analytics capability, which drives our product recommendation engine. The information on borrower credit risk available in China may be incomplete or unreliable. The People’s Bank of China has developed and put into use a national personal and corporate credit information database which remains relatively underdeveloped. The information available to us, financial service providers and third-party data partners is limited. We cannot ensure the accuracy and timeliness of the various sources of data that we use. Low quality and inaccurate data could materially affect the accuracy and validity of our matching capability, services and solutions, which could adversely affect our reputation and financial performance.

Any actual or perceived inappropriate usage or mishandling of private information and data on our platform could subject us to liabilities, negatively impact our reputation and deter users from using our platform.

Our platform stores and processes certain personal and other sensitive data provided by our users and financial service providers. We also make certain personal information provided by users or third party data providers available to financial service providers using our big data risk management solutions with user consent. There are numerous laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and data. Specifically, personally identifiable and other confidential information is increasingly subject to legislation and regulations in numerous domestic and international jurisdictions. PRC government authorities have enacted a series of laws and regulations relating to the protection of privacy and personal information, under which internet service providers and other network operators are required to clearly indicate the purposes, methods and scope of any information collection and usage, to obtain appropriate user consent and to establish user information protection systems with appropriate remedial measures. However, this regulatory framework for privacy issues in China and worldwide is currently evolving and is likely to remain uncertain for the foreseeable future. We cannot assure you that our existing privacy and personal protection system and technical measures will be considered sufficient under applicable laws and regulations. We could be adversely affected if legislation or regulations in China are expanded to require changes in business practices or privacy policies, or if the PRC governmental authorities interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations. In addition to laws, regulations and other applicable rules regarding privacy and privacy advocacy, industry groups or other private parties may propose new and different privacy standards. Because the interpretation and application of privacy and data protection laws and privacy standards are still uncertain, it is possible that these laws or privacy standards may be interpreted and applied in a manner that is inconsistent with our practices. Any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable privacy or data protection laws, regulations and privacy standards, could result in additional cost and liability for us, damage our reputation, inhibit the use of our platform and harm our business.

Fraudulent activity conducted through our platform could negatively impact our brand and reputation and cause the use of our platform to decrease.

We are subject to fraudulent activity on our platform, sometimes through sophisticated schemes or collusion. Certain of our own employees may be corrupted and participate in fraudulent or otherwise illegal activities. Our resources, technologies, fraud detection tools and risk management system may be insufficient to accurately detect and timely prevent fraud and misconduct. Significant increases in fraudulent activity could negatively impact our brand and reputation, result in losses suffered by users and financial service providers, and reduce user access to and user activity on our platform. We may need to adopt additional measures to prevent and reduce fraud, which could increase our costs. High profile fraudulent activity could even lead to regulatory intervention, and may divert our management’s attention and cause us to incur additional expenses and costs. If any of the foregoing were to occur, our reputation and financial performance could be materially and adversely affected.

If we fail to effectively manage our growth, our business and operating results could be harmed.

We continue to experience rapid growth in our business, which will continue to place significant demands on our management, operational and financial resources. We may encounter difficulties as we expand our operations, data and technology, sales and marketing, and general and administrative functions. We expect our expenses to continue to increase in the future as we acquire more users, launch new technology development projects and build additional technology infrastructure. Continued growth could also strain our ability to maintain the quality and reliability of our platform and services, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. Our expenses may grow faster than our revenues, and our expenses may be greater than we anticipate. We may expand into geographic areas where we do not have experience with local regulations or regulators or where local market conditions are unfavorable for our business model. Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, operating results and financial condition could be harmed.

Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly our co-founders and the executive officers named in this annual report. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to find suitable replacements, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may not be able to enforce them at all.

We may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled sales and marketing, technical, risk management and financial personnel is extremely intense in China. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In addition, we invest significant time and resources in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training new employees, and our ability to serve users and financial service providers could diminish, resulting in a material adverse effect to our business.

Any negative publicity with respect to us, our financial service providers or the industry in which we operate may materially and adversely affect our business and results of operations.

Our brand and reputation are critical to our business and competitiveness. Factors that are vital to our reputation include but are not limited to our ability to:

•                  effectively match users with financial service providers;

•                  provide timely and accurate content on our platform;

•                  provide superior user experience on our platform;

•                  innovate and improve the services and solutions we provide to financial service providers;

•                  effectively manage and resolve complaints from users and financial service providers; and

•                  effectively protect private information and data.

Any negative publicity about the foregoing or other aspects of our company, including but not limited to our management, business, legal compliance, financial condition or prospects, whether with merit or not, could severely compromise our reputation and harm our business and operating results. In addition, negative publicity with respect to our financial service providers or the industry in which we operate may materially and adversely affect our business and results of operations.

Our future growth depends on the further acceptance of the internet and particularly the mobile internet as an effective platform for disseminating financial products and content.

The internet, and particularly the mobile internet, has gained increased popularity in China as a platform for financial products and content in recent years. However, certain lenders, especially traditional financial institutions, and many borrowers have limited experience in handling financial products and content online, and some borrowers may have reservations about using online platforms. For example, users may not find online content to be reliable sources of financial product information. Some financial service providers may not believe online platforms are secure for risk assessment and credit management. Others may not find online platforms effective when promoting and providing their products and services, especially to targeted customers in lower-tier cities or rural areas. If we fail to educate users and financial service providers about the value of our platform and our services and solutions, our growth will be limited and our business, financial performance and prospects may be materially and adversely affected. The further acceptance of the internet and particularly the mobile internet as an effective and efficient platform for financial products and content is also affected by factors beyond our control, including negative publicity around online and mobile consumer finance and restrictive regulatory measures taken by the PRC government. If online and mobile networks do not achieve adequate acceptance in the market, our growth prospects, results of operations and financial condition could be harmed.

Our platform and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our platform and internal systems rely on software that is highly technical and complex. In addition, our platform and internal systems depend on the ability of the software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which we rely may result in a negative experience for users and financial service providers, delay introductions of new features or enhancements, result in errors or compromise our ability to protect data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of users or financial service providers or liability for damages, any of which could adversely affect our business, results of operations and financial conditions.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in China.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology. We primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage.

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and internet services rise significantly, our financial performance may be adversely affected. Furthermore, if internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

Any significant disruption in service on our platform or in our computer systems, including events beyond our control, could reduce the attractiveness of our platform and solutions and result in a loss of users or financial service providers.

In the event of a platform outage and physical data loss, the performance of our platform and solutions would be materially and adversely affected. The satisfactory performance, reliability and availability of our platform, solutions and underlying technology infrastructure are critical to our operations and reputation and our ability to retain existing and attract new users and financial service providers. Much of our system hardware is hosted in a leased facility located in Beijing that is operated by our IT staff. We also maintain a real-time backup system in the same facility and a remote backup system at a separate facility also located in Beijing. Our operations depend on our ability to protect our systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events. If there is a lapse in service or damage to our leased facilities in Beijing, we could experience interruptions and delays in our service and may incur additional expense in arranging new facilities.

Any interruptions or delays in the availability of our platform or solutions, whether as a result of third-party or our error, natural disasters or security breaches, whether accidental or willful, could harm our reputation and our relationships with users and financial service providers. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage. These factors could damage our brand and reputation, divert our employees’ attention and subject us to liability, any of which could adversely affect our business, financial condition and results of operations.

Any breaches to our security measures, including unauthorized access, computer viruses and hacking, may adversely affect our database, reduce use of our services and damage our reputation and brand names.

The massive volume of data that we process and store makes us or third party service providers who host our servers an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect our database, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with users and financial service providers could be severely damaged, we could incur significant liability and our business and operations could be adversely affected. The PRC Network Security Law, effective on June 1, 2017, stipulates that a network operator, including internet information services providers among others, must adopt technical measures and other necessary measures in accordance with applicable laws and regulations as well as compulsory national and industrial standards to safeguard the safety and stability of network operations, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. While we have adopted comprehensive measures to comply with the applicable laws, regulations and standards, there can be no assurance that such measures will be effective. If we were found by the regulatory authorities to have failed to comply with the PRC Network Security Law, we would be subject to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, shutdown of our platform or even criminal liability and our business, financial condition and results of operations would be adversely affected.

We may not be able to prevent others from making unauthorized use of our intellectual property.

We regard our software registrations, trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

It is often difficult to maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and financial performance may be materially and adversely affected.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

We are not required to provide a report of management on our internal control over financial reporting and our independent registered public accounting firm is not required to conduct an audit of our internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. In the course of auditing our consolidated financial statements for the years ended December 31, 2016 and 2017, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2016 and 2017, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States.

The material weakness identified relates to the lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting policies and procedures, to address complex U.S. GAAP technical accounting issues, and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the United States Securities and Exchange Commission, or the SEC. We have implemented and are continuing to implement a number of measures to address the material weakness and the deficiencies that have been identified. For details, see “Item 15. Controls and Procedures.” However, we cannot assure you that we will be able to continue implementing these measures in the future, or that we will not identify additional material weaknesses or significant deficiencies in the future.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2018. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs.

Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We face risks associated with the Restructuring and the technology-enabled online lending business operated by RONG360.

We have finished major steps in the Restructuring to strengthen our positioning as an independent open platform and expect, in the near future, the existing shareholders of RONG360 Inc. would become our shareholders through a distribution of our shares in proportion to RONG360 Inc.’s current shareholding structure. For more details, see “Item 4. Information on the Company—C. Organizational Structure.” If we were unable to enhance the quality of our platform after the Restructuring, our business, financial condition and results of operations would be materially and adversely affected.

RONG360 Inc. and its subsidiaries historically operated both our business and a technology-enabled online lending business. After the Restructuring, we operate our business under the “Rong360” brand, whereas the technology-enabled online lending business is operated by RONG360 under a separate brand. However, the technology-enabled online lending business may be perceived to be a part of our business, which could subject us to reputational and regulatory risks. Any negative developments with respect to the technology-enabled online lending business and RONG360 may materially and adversely affect our business and brand.

Although the credit decisioning and risk management model of the technology-enabled online lending business is separate and independent from the credit decisioning and risk management solutions of our business, if our users or financial service providers believe otherwise, they may lose confidence in our data analytical capabilities. The technology-enabled online lending online business is expected to be a financial service provider on our platform under an information service cooperation agreement on terms and conditions similar to those we have with third party financial service providers. In addition, the technology-enabled online lending business will receive operational, administrative, human resources, legal, accounting and internal control support from us through a transitional services agreement for twelve months after the effective date of the transitional services agreement. If our arrangements with the technology-enabled online lending business or RONG360 are perceived by users or other financial service providers to be not on commercially reasonable terms, our reputation as an independent open platform may be damaged and our business and results of operations may be adversely affected. Furthermore, although RONG360 is expected to have its own separate senior management team, certain of our directors and executive officers may continue to remain as directors of RONG360 Inc. or provide advisory and other services to RONG360. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for us and the technology-enabled online lending business. Business opportunities may arise that both we and RONG360 find attractive, and which would complement our respective businesses. The technology-enabled online lending business may wish to take the opportunities itself, which would hinder us from taking advantage of those opportunities. In addition, we may compete with the technology-enabled online lending business in the hiring of new employees, in particular with respect to credit decisioning and risk management related matters. We may not be able to resolve any potential conflicts which may have material adverse effect on our business.

We may be subject to liability associated with the advertisements on our platform.

As we generate a small portion of our revenues by providing advertising services to financial service providers, we are required to establish and continually improve a management system for such internet advertising activities. We are required to examine, review, verify and register the names, addresses and other valid contact and identity information of those who choose to place their advertisements on our platform on a regular basis. We must establish archives for the registration and verify and update the archives on a regular basis. Prior to publishing any advertisement, we are required to review its content against the relevant advertising certificate and ensure the content matches the certificate. Furthermore, we must have personnel who are familiar with advertising regulations to review the advertisements. While we have a review procedure prior to publishing, we cannot guarantee that we can entirely eliminate advertisements with content that would be deemed inappropriate or misleading. If we are deemed to be in violation of PRC law or regulations on advertising, we may be subject to penalties, including suspension of publishing, confiscation of the revenues related to these advertisements, levying of fines and suspension or termination of our advertising service, any of which may adversely affect our business. Advertisements, which are not otherwise misleading, could be perceived as affecting the unbiased search results by our users and financial service providers. As a result, trust in our platform may decline and users may stop using our platform.

We may be held liable for information or content displayed on, retrieved from or linked to our platform, which may materially and adversely affect our business and operating results.

The PRC government has adopted regulations governing internet access and distribution of information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, contains terrorism, extremism, content of force or brutality, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, the closure of the concerned websites and criminal liabilities. In the past, failure to comply with these requirements has resulted in the closure of certain websites. The website operator may also be held liable for the censored information displayed on or linked to the website.

In particular, the Ministry of Industry and Information Technology has published regulations that subject website operators to potential liability for content displayed on their websites and the actions of users and others using their systems, including liability for violations of PRC laws and regulations prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local internet service provider to block any internet website at its sole discretion. From time to time, the Ministry of Public Security has stopped the dissemination over the internet of information which it believes to be socially destabilizing. The State Secrecy Bureau is also authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the dissemination of online information. Furthermore, we are required to report any suspicious content to relevant governmental authorities, and to undergo computer security inspections. If we fail to implement the relevant safeguards against security breaches, our websites may be shut down and our business and ICP licenses may be revoked.

According to the Administrative Provisions on Mobile Internet Applications Information Services which was promulgated by the Cyberspace Administration of China and became effective in August 2016, providers of mobile apps may not create, copy, publish or distribute information and content that is prohibited by laws and regulations. We are required to adopt and implement management systems of information security and establish and improve procedures on content examination and administration. We must adopt such measures as warning, restricted release, suspension of updates and close of accounts, keep relevant records, and report unlawful content to competent government authorities. We have implemented internal control procedures screening the information and content on our mobile apps to ensure their compliance with these provisions. However, there can be no assurance that all the information or content displayed on, retrieved from or linked to our mobile apps complies with the requirements of the provisions at all times. If our mobile apps were found to violate the provisions, we may be subject to administrative penalties, including warning, service suspension or removal of our mobile apps from the relevant mobile app store, which may materially and adversely affect our business and operating results.

We may also become involved in legal disputes with third parties that disagree with the content on our platform. For example, a financial service provider that received a low rating from our reports filed a lawsuit claiming that we engaged in unfair competition. While this lawsuit was dismissed by the court, there can be no assurance that we will successfully defend ourselves against similar lawsuits in the future. In addition, such lawsuits could result in substantial cost and a diversion of our managerial and financial resources.

We have limited insurance coverage which could expose us to significant costs and business disruption.

The insurance industry in China is still in an early stage of development, and insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain property insurance, product liability insurance. We consider our insurance coverage to be reasonable in light of the nature of our business and the insurance products that are available in China and in line with the practices of other companies in the same industry of similar size in China, but we cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Future investments in and acquisitions of complementary assets, technologies and businesses may fail and may result in equity and earnings dilution and significant diversion of management attention.

We may further invest in or acquire assets, technologies and businesses that are complementary to our existing business. This may include opportunities to expand our service offerings and strengthen our technology infrastructure and data analytical capabilities. Our investments or acquisitions may not yield the results we expect. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets, significant diversion of management attention and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating investments and acquisitions, and integrating the acquired businesses into ours, may be significant, and the integration of acquired businesses may be disruptive to our existing business operations. In the event that our investments and acquisitions are not successful, our financial condition and results of operations may be materially and adversely affected.

We may not be able to obtain additional capital when desired, on favorable terms or at all.

We believe our cash on hand as of December 31, 2017 will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 18 months. However, we need to make continued investments in facilities, hardware, software, technological systems and to retain talents to remain competitive. Due to the unpredictable nature of the capital markets and our industry, there can be no assurance that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

Until RONG360 Inc. distributes shares in our Cayman Islands holding company to its existing shareholders, RONG360 Inc. has considerable influence over us and our corporate matters.

Prior to the distribution of shares in our Cayman Islands holding company to its shareholders, RONG360 Inc. holds 83.4% of our ordinary shares and remains our controlling shareholder. RONG360 Inc. has considerable power to control actions that require shareholder approval under Cayman Islands law, such as electing directors, approving material mergers, acquisitions or other business combination transactions and amending our memorandum and articles of association. This control will limit your ability to influence corporate matters and may prevent transactions that would be beneficial to you, including discouraging others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price. Furthermore, if RONG360 Inc. is acquired or otherwise undergoes a change of control, any acquirer or successor will be entitled to exercise the voting control and contractual rights of RONG360 Inc., and may do so in a manner that could vary significantly from that of RONG360 Inc.

We will be a “controlled company” within the meaning of the NYSE Listed Company Manual until RONG360 Inc. distributes our outstanding ordinary shares to its shareholders.

Jianpu Technology Inc. is 83.4% owned by RONG360 Inc. We expect that, the existing shareholders of RONG360 Inc. would become our shareholders in the near future. However, until this shareholding change takes place, we will be a “controlled company” as defined under the NYSE Listed Company Manual because RONG360 Inc. beneficially owns more than 50% of our outstanding ordinary shares. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

The global macroeconomic environment is facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014 and uncertainties over the impact of Brexit. The Chinese economy has shown slower growth since 2012 compared to the previous decade and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in market volatility. There have also been concerns on the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

We face risks related to natural disasters and health epidemics.

Our business could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns affecting the PRC, and particularly Beijing. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate our platform and provide services and solutions. Our business could also be adversely affected if our employees are affected by health epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. Our headquarters are located in Beijing, where most of our management and employees currently reside. Most of our system hardware and back-up systems are hosted in facilities located in Beijing. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Beijing, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

Risks Related to Our Corporate Structure

If the PRC government deems that our contractual arrangements with our variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of internet-based businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except e-commerce) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalogue of Industries for Foreign Investment promulgated in 2007, as most recently amended in June 2017, and other applicable laws and regulations.

We are a Cayman Islands exempted company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws and regulations, we conduct operations in China through an affiliated PRC entity, Beijing Rongdiandian Information Technology Co., Ltd., or RDD. RDD is 40% owned by Ms. Dawei Huang, 40% owned by Mr. Jiayan Lu and 20% owned by Mr. Caofeng Liu. We have entered into a series of contractual arrangements with RDD and its shareholders, which enable us to (i) exercise effective control over RDD, (ii) receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of RDD, and (iii) have an exclusive option to purchase all or part of the equity interests in RDD when and to the extent permitted by PRC laws. Because of these contractual arrangements, we are deemed the primary beneficiary of RDD and hence consolidate its financial results as our variable interest entity under U.S. GAAP. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

In the opinion of Fangda Partners, our PRC legal counsel, (i) the ownership structure of our wholly foreign owned subsidiaries and our variable interest entity in China does not result in any violation of PRC laws and regulations currently in effect; and (ii) the contractual arrangements between our wholly foreign owned subsidiaries, our variable interest entity and the shareholders of our variable interest entity that are governed by PRC law are valid, binding and enforceable, and do not result in any violation of PRC laws or regulations currently in effect. However, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, and there can be no assurance that the PRC regulatory authorities will take a view that is consistent with the opinion of our PRC legal counsel.

It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In particular, the Ministry of Commerce published a discussion draft of a proposed Foreign Investment Law for public review and comments in January 2015 which, if enacted into law, would represent a major change to the laws and regulations relating to variable interest entity structures. See “—Risks Related to Doing Business in China—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

If the ownership structure, contractual arrangements and businesses of our PRC subsidiaries or our variable interest entity are found to be in violation of any existing or future PRC laws or regulations, or our PRC subsidiaries or our variable interest entity fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•                  revoking the business licenses and/or operating licenses of such entities;

•                  shutting down our servers or blocking our website, or discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and variable interest entity;

•                  imposing fines, confiscating the income from our PRC subsidiaries or our variable interest entity, or imposing other requirements with which we or our variable interest entity may not be able to comply;

•                  requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our variable interest entity and deregistering the equity pledge of our variable interest entity, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our variable interest entity; or

•                  restricting or prohibiting our use of the proceeds of our IPO to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our variable interest entity that most significantly impact its economic performance, and/or our failure to receive the economic benefits from our variable interest entity, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our variable interest entity and its shareholders to exercise control over a significant part of our business, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on variable interest entity arrangements to conduct a significant part of our operations in China. We rely on contractual arrangements with RDD and its shareholders to conduct a significant part of our operations in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” The shareholders of RDD may not act in the best interests of our company or may not perform their obligations under these contracts. If we had direct ownership of RDD, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of RDD, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the contractual arrangements, we would rely on legal remedies under PRC law for breach of contract in the event that RDD and its shareholders did not perform their obligations under the contracts. These legal remedies may not be as effective as direct ownership in providing us with control over RDD.

If RDD or its shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our variable interest entity, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

The shareholders of our variable interest entity may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

RDD is 40% owned by Ms. Dawei Huang, who is the wife of our CEO, Mr. Daqing (David) Ye, 40% owned by Mr. Jiayan Lu, who is our chief operating officer, and 20% owned by Mr. Caofeng Liu, who is our chief technology officer. They may have potential conflicts of interest with us. These shareholders may breach, or cause our variable interest entity to breach, or refuse to renew, the existing contractual arrangements we have with them and our variable interest entity, which would have a material and adverse effect on our ability to effectively control our variable interest entity and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with RDD to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. For the shareholders who are also our directors and executive officers, we rely on them to abide by the laws of the Cayman Islands and China, which provide that directors owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. There is currently no specific and clear guidance under PRC laws that address any conflict between PRC laws and laws of Cayman Islands in respect of any conflict relating to corporate governance. If we cannot resolve any conflict of interest or dispute between us and the shareholders of RDD, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Our contractual arrangements with our variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or our variable interest entity owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between RQN, which is our wholly foreign owned subsidiary, RDD, which is our variable interest entity, and RDD’s shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust RDD’s income in the form of a transfer pricing adjustment.

A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by RDD for PRC tax purposes, which could in turn increase its tax liabilities without reducing RQN’s tax expenses. In addition, if RQN requests the shareholders of RDD to transfer their equity interest in RDD at nominal or no value pursuant to the contractual agreements, such transfer could be viewed as a gift and subject RQN to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on RDD for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our variable interest entity’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by our variable interest entity that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our variable interest entity, this entity holds certain assets that are material to the operation of our business. If our variable interest entity goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our variable interest entity may not, in any manner, sell, transfer, mortgage or dispose of its assets or legal or beneficial interests in the business without our prior consent. If our variable interest entity undergoes a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations.

Substantially all of our operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the degree of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the PRC economy has experienced significant growth over the past decades, that growth has been uneven across different regions and between industry sectors and may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and solutions and adversely affect our competitive position.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection available to you and us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015, aiming to replace the major existing laws regulating foreign investment in China. It was reported in November 2017 that after considering the public comments, a draft was produced for further review. The State Council’s 2018 Legislation Plan, published in March 2018, also mentioned that the draft Foreign Investment Law will be submitted to the National People’s Congress Standing Committee for review in 2018. However, the revised Draft Foreign Investment Law has not been made available to the public, and there are still substantial uncertainties with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law purports to introduce the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as foreign-invested enterprises, whereas an entity organized in a foreign jurisdiction, but cleared by the Ministry of Commerce as “controlled” by PRC entities and/or citizens, would nonetheless be treated as a PRC domestic entity for investment in the “restriction category” that could appear on any such “negative list.” In this connection, “control” is broadly defined in the draft law to cover any of the following summarized categories: (i) holding 50% or more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations.

Once an entity is deemed as a foreign-invested enterprise, and its investment amount exceeds certain thresholds or its business operation falls within a “negative list” purported to be separately issued by the State Council in the future, market entry clearance by the Ministry of Commerce or its local counterparts would be required.

The “variable interest entity” structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure” and “Item 4. Information on the Company—C. Organizational Structure.” Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a “variable interest entity” structure in an industry category that is in the “restriction category” on the “negative list,” the “variable interest entity” structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as foreign-invested enterprises and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

However, there are significant uncertainties as to how the control status of our consolidated “variable interest entity” would be determined under the enacted version of the Foreign Investment Law. In addition, it is uncertain whether any of the businesses that we currently operate or plan to operate in the future through our consolidated “variable interest entity” would be on the to-be-issued “negative list” and therefore be subject to any foreign investment restrictions or prohibitions. If our consolidated “variable interest entity” were deemed as a foreign-invested enterprise under the enacted version of the Foreign Investment Law, and any of the businesses that we operate were in the “restricted” category on the to-be-issued “negative list,” such determination would materially and adversely affect the value of our ADSs. We also face uncertainties as to whether the enacted version of the Foreign Investment Law and the final “negative list” would mandate further actions, such as Ministry of Commerce market entry clearance, to be completed by companies with existing “variable interest entity” structure and whether such clearance can be timely obtained. If we were not considered as ultimately controlled by PRC domestic investors under the enacted version of the Foreign Investment Law, further actions required to be taken by us under the enacted Foreign Investment Law may materially and adversely affect our business and financial condition.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies.

The PRC government extensively regulates the internet industry, including foreign ownership and the licensing and permit requirements for companies in the internet industry. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to Foreign Investment Restrictions” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Value-Added Telecommunication Services.” These laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

Due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet information provision services, we rely on the contractual arrangements with RDD, our variable interest entity, to provide such services. RDD has obtained an ICP license. Any challenge to the validity of these arrangements may significantly disrupt our business, subject us to sanctions, compromise enforceability of our contractual arrangements, or have other harmful effects on us. It is uncertain if our variable interest entity will be required to obtain a separate operating license in addition to the valued-added telecommunications business operating licenses for internet content provision services.

Although we believe that we are not explicitly required to obtain a separate license for our mobile applications, there can be no assurance that we will not be required to apply for such license in the future.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Item 5. Operating and Financial Review and Prospectus—B. Liquidity and Capital Resources—Holding Company Structure.” Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, the PRC tax authorities may require our subsidiaries to adjust their taxable income under the contractual arrangements they currently have in place with our variable interest entity in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “—Risks Related to Our Corporate Structure—Our contractual arrangements with our variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or our variable interest entity owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of Renminbi to the U.S. dollar, and Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the PRC government to adopt a more flexible currency policy. Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under PRC laws and regulations, we are permitted to utilize the proceeds from our IPO and the concurrent private placements to fund our PRC subsidiaries by making loans to or additional capital contributions to our PRC subsidiaries, subject to applicable government registration and approval requirements. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Foreign Exchange—Regulation on Foreign Currency Exchange.” These PRC laws and regulations may significantly limit our ability to use Renminbi converted from the net proceeds of our IPO and the concurrent private placements to fund the establishment of new entities in China by our PRC subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new variable interest entities in China. Moreover, we cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Foreign Exchange—Regulation on Foreign Currency Exchange.”

Since 2016, the PRC government has tightened its foreign exchange policies again and stepped up scrutiny of major outbound capital movement. More restrictions and a substantial vetting process have been put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may also restrict access in the future to foreign currencies for current account transactions, at its discretion. We receive substantially all of our revenues in RMB. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes certain material events. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Foreign Exchange—Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents.”

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and any proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with SAFE registration requirements could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. All of the shareholders who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents have completed the initial foreign exchange registrations. Our PRC counsel has advised us that these shareholders are not required to update their registrations in connection with the Restructuring.

However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interests in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the Anti-monopoly Law itself, these include the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules, promulgated in 2011. These laws and regulations impose requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law requires that the anti-monopoly enforecement agency be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approvals from the anti-monopoly enforcement agency or the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Under SAFE regulations, PRC residents who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Stock Incentive Plans.” We and our PRC resident employees who participate in our share incentive plans will be subject to these regulations when our company becomes publicly listed in the United States. If we or any of these PRC resident employees fail to comply with these regulations, we or such employees may be subject to fines and other legal or administrative sanctions. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with PRC enterprise income tax reporting obligations. In addition, gains realized on the sale or other disposition of our ADSs or Class A ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.

We may not be able to obtain certain benefits under the relevant tax arrangement for dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 5. Operating and Financial Review and Prospectus—A. Operating Results—Taxation—China.” As of December 31, 2015, 2016 and 2017, no withholding tax was recorded on the retained earnings of RONG360 Inc.’s PRC subsidiaries as they did not have any retained earnings for any of the periods presented. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to any dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiary.

We and our shareholders face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises, assets attributed to a PRC establishment of a non-PRC company or immovable properties located in China owned by non-PRC companies.

In February 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7. In October, 2017, SAT issued the Bulletin of SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or the SAT Bulletin 37, which became effective on December 1, 2017 and repealed certain rules stipulated SAT Bulletin 7. The Bulletin 37 further details and clarifies the tax withholding methods in respect of income of non-resident enterprises. Pursuant to the applicable laws and regulations, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if the arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from the indirect transfer may be subject to PRC enterprise income tax. According to SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises. Gains derived from the transfer of PRC taxable assets by a direct holder that is a non-PRC resident enterprise is subject to PRC enterprise income taxes. When determining whether an arrangement has a “reasonable commercial purpose”, the following factors are considered: whether the value of the equity interest of the relevant offshore enterprise is mainly derived from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China; whether the income of the relevant offshore enterprise is mainly generated from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature as evidenced by actual function and risk exposure; for how long the existing business model and organizational structure of the relevant offshore enterprise has existed; the replicability of the arrangement by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. Gains derived from an indirect offshore transfer of assets of a PRC establishment or place of business are to be included in the enterprise income tax filing of the PRC establishment or place of business, and are subject to a PRC enterprise income tax rate of 25%. In case of a transfer of immovable properties located in China or of equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax rate of 10% applies, subject to available preferential tax treatment under applicable tax treaties or similar arrangements. The party who is obligated to pay for the transfer has the withholding obligation with respect to the transfer. Where the payor fails to withhold sufficient tax, the transferor is required to declare and pay such tax to the tax authority by itself. Where a transferor fails to declare and pay such tax, the tax authority may require it to pay during a specified period, and the transferor shall declare and pay such tax during the period determined by the tax authority; and where the transferor declares and pays tax on its own initiative before the specified period expires, it shall be deemed to have paid such tax as scheduled. SAT Bulletin 7 does not apply to sales of shares by investors through a public stock exchange if the shares were acquired by the investors through a public stock exchange.

We face uncertainties as to the application of SAT Bulletin 37 and SAT Bulletin 7, including reporting and other obligations with respect to certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. We may be subject to filing obligations or taxed as the transferor, or subject to withholding obligations as the transferee, in the transactions. For transfer of our shares by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in filings under SAT Bulletin 7. We may be required to allocate valuable resources to comply with SAT Bulletin 37 and SAT Bulletin 7, to request relevant transferors from whom we purchase taxable assets to comply with these rules, or to establish that we should not be taxed under these rules, which may have a material adverse effect on our financial condition and results of operations.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

The independent registered public accounting firm that issues the audit report included in this annual report, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

If additional remedial measures are imposed on the “big four” PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging such firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could fail to timely file future financial statements in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the “big four” accounting firms (including our auditors). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position to lawfully produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission, or the CSRC. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an initial decision that the Chinese affiliates of the “big four” accounting firms should be barred from practicing before the SEC for six months. Thereafter, the accounting firms filed a petition for review of the initial decision, prompting the SEC Commissioners to review the initial decision, determine whether there had been any violation and, if so, determine the appropriate remedy to be placed on these audit firms.

In February 2015, the Chinese affiliates of the “big four” accounting firms (including our auditors) each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement requires the firms to follow detailed procedures and to seek to provide the SEC with access to the Chinese firms’ audit documents via the CSRC. If future document productions fail to meet the specified criteria, the SEC retains the authority to impose a variety of additional measures (e.g., imposing penalties such as suspensions, restarting the administrative proceedings).

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, companies listed in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, and could result in delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based companies listed in the United States and the market price of our shares may be adversely affected. If our independent registered public accounting firm was denied, whether temporarily or otherwise, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act.

Risks Related to Our ADSs

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

Since our ADSs became listed on NYSE on November 16, 2017, the trading price of our ADSs has ranged from US$4.75 to US$8.43 per ADS in 2017. The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their IPOs. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•                  variations in our revenues, earnings and cash flow;

•                  announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•                  announcements of new services and expansions by us or our competitors;

•                  announcements of new policies, rules or regulations relating to the internet or the financial services industry in China;

•                  changes in financial estimates by securities analysts;

•                  detrimental adverse publicity about us, our services, our competitors or our industry;

•                  additions or departures of key personnel;

•                  release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•                  potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Immediately prior to the completion of our IPO, we adopted a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share based on our dual-class share structure. We sold Class A ordinary shares represented by our ADSs in our IPO. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by RONG360 Inc. to any person who is not a founder or a founder affiliate (as such terms defined in our second amended and restated articles of association), or the change of ultimate beneficial ownership of any Class B ordinary shares from RONG360 Inc. to any person who is not a founder or a founder affiliate, such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a founder to any person who is not a founder affiliate of such founder, or upon a change of ultimate beneficial ownership of any Class B ordinary share from a founder to any person who is not a founder affiliate of such founder, such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share. In addition, if shares beneficially owned by the founders collectively account for less than five percent (5%) of the issued shares in the capital of the Company, then each Class B ordinary share shall automatically be re-designated into one Class A ordinary share and no Class B ordinary shares shall be issued by the Company thereafter. When a founder ceases to be a director or an executive officer of the Company, each Class B ordinary share beneficially owned by such founder shall automatically be re-designated into one Class A ordinary share.

Immediately prior to the completion of our IPO, 345,541,350 ordinary shares held by RONG360 Inc. were redesignated as Class B ordinary shares. Due to the disparate voting powers associated with our dual-class share structure, RONG360 Inc. holds approximately 98.0% of the aggregate voting power of our company as of March 31, 2018. We expect that the existing shareholders of RONG360 Inc. would become our shareholders in the near future. Upon the completion of this shareholding change, Mr. Daqing (David) Ye, Mr. Jiayan Lu, Mr. Caofeng Liu and Mr. Chenchao Zhuang will hold Class B ordinary shares and beneficially own approximately 77.7% of the aggregate voting power of our company. As a result of the dual-class share structure and the concentration of ownership, holders of our Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. We may incur share-based compensation expenses as a result of adopting this dual-class share structure. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. In addition, we may incur share-based compensation expenses as a result of adopting this dual-class share structure.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. In connection with our IPO, we, our officers, directors, RONG360 Inc. and its shareholders have agreed not to sell any ordinary shares or ADSs for 180 days after the date of this annual report without the prior written consent of Goldman Sachs (Asia) L.L.C. and Morgan Stanley & Co. International plc, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Based on our current and expected income and assets, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the second part of the test described above may be determined by reference to the market price of our ADSs. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) holds our ADSs or Class A ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—Passive Foreign Investment Company Rules.”

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our proposed dual-class voting structure gives disproportionate voting power to the Class B ordinary shares. In addition, our board of directors will have the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands, as amended, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of associations) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against us, our assets, our directors and officers or their assets.

We incur increased costs as a result of being a public company, particularly after we have ceased to qualify as an “emerging growth company.”

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NYSE, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. After we we are no longer an “emerging growth company”, we expected to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

As a result of becoming a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Operating as a public company makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we  incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•                  the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•                  the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•                  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•                  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your Class A ordinary shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is 14 days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

•                  we have failed to timely provide the depositary with notice of meeting and related voting materials;

•                  we have instructed the depositary that we do not wish a discretionary proxy to be given;

•                  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•                  a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•                  the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

ITEM 4.        INFORMATION ON THE COMPANY

A.    History and Development of the Company

We commenced our operations in 2011, when Beijing Rongshiji Information Technology Co., Ltd. was established in preparation for the launch of our platform. Mr. Daqing (David) Ye, the chairman of our board of directors and our chief executive officer, Mr. Jiayan Lu, our chief operating officer, Mr. Caofeng Liu, our chief technology officer, and Mr. Chenchao Zhuang, are our co-founders.

RONG360 Inc. was established in 2012 as the offshore holding company for this business. RONG360 Inc. established RONG360 (Hong Kong) Limited in 2012 as its intermediary holding company. RONG360 (Hong Kong) Limited subsequently established two wholly owned subsidiaries in China in 2012, Beijing Ronglian Shiji Information Technology Co., Ltd. and Tianjin Rongshiji Information Technology Co., Ltd.

RONG360 Inc. obtained control and became the primary beneficiary of Beijing Rongshiji Information Technology Co., Ltd. in 2012 by entering into a series of contractual arrangements with it and its shareholders through Beijing Ronglian Shiji Information Technology Co., Ltd. Due to the PRC legal restrictions on foreign ownership of internet-based businesses, RONG360 has relied on these contractual arrangements to conduct a significant part of its operations in China.

We began operating our platform by introducing loan recommendation services in the first quarter of 2012. We subsequently introduced credit card recommendation services in the third quarter of 2013 and wealth management information services in the second quarter of 2014. We introduced our big data risk management solutions in the second quarter of 2015 and our Gold Cloud system in the first quarter of 2016.

In addition to our platform business, RONG360 started operating a technology-enabled online lending business in 2015, which offers its own consumer credit products to borrowers by performing credit assessment and credit decisioning of these borrowers and facilitating funding from third-party financial service providers.

We have completed major steps of the Restructuring in order to strengthen our positioning as an independent open platform and expect, in the near future, the existing shareholders of RONG360 Inc. would become our shareholders through a distribution of our shares in proportion to RONG360 Inc.’s current shareholding structure, which will be completed in the near future.

On June 1, 2017, RONG360 Inc. established a wholly owned subsidiary, Jianpu Technology Inc., in the Cayman Islands. On June 19, 2017, Jianpu Technology Inc. established a wholly owned subsidiary, Jianpu (Hong Kong) Limited, in Hong Kong. Beijing Rongdiandian Information Technology Co., Ltd., or RDD, was established on March 3, 2017 as a wholly owned PRC subsidiary of Beijing Rongshiji Information Technology Co., Ltd. and Beijing Ronglian Shiji Information Technology Co., Ltd., and RONG360 (Hong Kong) Limited established Beijing Rongqiniu Information Technology Co., Ltd., or RQN, on August 21, 2017, as a sino-foreign joint venture under PRC law. Immediately after RQN was established, RQN entered into a series of variable interest entity arrangements with RDD and its then sole shareholder, Beijing Rongshiji Information Technology Co., Ltd.

Pursuant to a series of agreements entered into in connection with the Restructuring, all the operating assets and liabilities relating to the operation of the platform business were transferred to the new group. Specifically, Beijing Ronglian Shiji Information Technology Co., Ltd. entered into agreements to transfer its related assets and liabilities to RQN, and Beijing Rongshiji Information Technology Co., Ltd. entered into agreements to transfer its related assets and liabilities to RDD. RONG360 Inc. has provided RMB150 million (US$23.1 million) of initial working capital to us in the form of a capital contribution.

All equity interests in RQN held by Beijing Ronglian Shiji Information Technology Co., Ltd. and RONG360 (Hong Kong) Limited were transferred to Jianpu (Hong Kong) Limited. As a result, RQN is wholly owned by Jianpu (Hong Kong) Limited. Beijing Rongshiji Information Technology Co., Ltd. transferred its equity interests in RDD to three individual shareholders. After the transfer, RDD is 40% owned by Ms. Dawei Huang, 40% owned by Mr. Jiayan Lu and 20% owned by Mr. Caofeng Liu. RQN has entered into new variable interest entity contractual arrangements with RDD and the three individual shareholders.

After the foregoing, Jianpu Technology Inc. is our holding company in the Cayman Islands, and it is 83.4% held by RONG360 Inc. A wholly owned subsidiary of Jianpu Technology Inc., Jianpu (Hong Kong) Limited, is our intermediary holding company in Hong Kong. Jianpu (Hong Kong) Limited has one wholly owned subsidiary in China, RQN. We rely on contractual arrangements with RDD to conduct a significant part of our operations in China. We have control over and are the primary beneficiary of RDD through the series of contractual arrangements between RQN, RDD and the shareholders of RDD.

We have entered into a series of contractual arrangements, including an exclusive call option agreement, an equity pledge agreement and an exclusive business cooperation agreement, with RDD and its shareholders. These contractual arrangements allow us to exercise effective control over RDD, receive substantially all of the economic benefits of RDD, and have an exclusive option to purchase all or part of the equity interests in RDD when and to the extent permitted by PRC law. As a result of these contractual arrangements, we are regarded as the primary beneficiary of RDD, and we treat it as our variable interest entity under U.S. GAAP. We consolidate the financial results of RDD and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

On November 16, 2017, our ADSs commenced trading on the NYSE under the symbol “JT.” We raised approximately US$204.9 million (approximately equivalent to RMB1,358.0 million) in net proceeds from the issuance of new shares from the IPO and concurrent private placements after deducting underwriting commissions and the offering expenses payable by us.

Our principal executive offices are located at 21/F Internet Finance Center, Danling Street, Beijing, People’s Republic of China. Our telephone number at this address is +86-10-8302-3688. Our registered office in the Cayman Islands is located at the offices of Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite #5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 801 2nd Avenue, Suite 403, New York, NY 10017.

See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures” for a discussion of our capital expenditures.

B.    Business Overview

We are the leading independent open platform for discovery and recommendation of financial products in China. By leveraging our deep data insights and proprietary technology, we provide users with personalized search results and recommendations that are tailored to each user’s particular financial needs and credit profile. We also enable financial service providers with sales and marketing solutions to reach and serve their target customers more effectively through online and mobile channels and enhance their competitiveness by providing them with tailored data, risk management and end-to-end solutions. We are committed to maintaining an independent open platform, which allows us to serve the needs of users and financial service providers impartially.

As an open platform, we have extensive access to data from users, financial service providers and a wide variety of third-party data partners. Our data analytics and proprietary technology enable us to analyze our massive volume of data and offer valuable services to both users and financial service providers. These capabilities drive product recommendations and credit analysis for users and support credit underwriting, fraud detection and fraud prevention for financial service providers. In particular, we offer big data risk management solutions to financial service providers, which help them improve their customer acquisition, application approval, fraud detection and prevention and other credit underwriting processes. Our proprietary technology enables us to match users with the appropriate financial products and to help financial service providers better target and serve users. We have been continually improving our advanced matching capability by leveraging big data, artificial intelligence and other technologies.

Our users have convenient access to a wide variety of financial products on our platform, including consumer and other loans, credit cards, and wealth management products. We are able to identify and recommend the most suitable products for each user’s specific financial circumstances from a wide selection of products with different credit policies and geographic coverage offered by financial service providers. Users can easily compare the terms and conditions of products from different financial service providers on our platform. With Gold Cloud, our integrated solution, we offer a seamless user experience throughout the entire discovery, application approval and loan servicing process, and a significant and increasing number of applications are completed without leaving our platform. In addition to discovering financial products, users can employ the credit management tools on our platform to better understand their credit needs and manage their creditworthiness. Because consumers in China lack understanding of the increasingly complicated financial products that are available on the market, we enable them to access a wide range of information and content on our platform, including short videos, audio, online articles and offline booklets and handouts. Our content educates and provides valuable information to users to make more informed financial decisions, serves as a reference point for financial service providers and is widely reported by the media and other institutions.

A large and diverse group of financial service providers including traditional financial institutions and emerging technology-enabled financial service providers offers a wide variety of financial products nationwide across a broad credit spectrum on our platform. We have invested six years in building our stable and strong network from the ground up as most traditional financial institutions in China only operate within specific geographic areas or conduct their business on a city-by-city basis, with localized business strategies and credit policies. Additional financial service providers are proactively reaching out to us to join our network. We provide sales and marketing solutions to financial service providers to help them acquire customers through online and mobile channels, and enable them with data, risk management and end-to-end solutions. Traditional financial institutions that face challenges understanding and interacting with mobile savvy customers often adopt our sales and marketing solutions when they first join our platform, and over time more and more of them have been adopting our big data risk management solutions as well. Emerging technology-enabled financial service providers often adopt our end-to-end solutions from the outset to enhance their own sales and marketing, credit and risk functions.

We primarily generate our revenue from fees that we charge financial service providers for recommendation services for loan products on a cost-per-action basis, where the action is generally determined by a user’s completion of a loan application, and for credit card products on a cost-per-success basis, where the success is most often defined as the issuance of a credit card and in other cases by the completion of an application or the first usage of a credit card, depending on the credit card issuer’s policy. To a lesser extent, we provide display and performance-based advertising and marketing services primarily to financial service providers of credit cards and wealth management products. We also offer financial service providers big data risk management solutions, which we introduced in the second quarter of 2015.

We have experienced substantial growth since the commencement of our operations, and our management team has a strong track record of executing our strategies. We introduced loan recommendation services in the first quarter of 2012, credit card recommendation services in the third quarter of 2013 and wealth management information services in the second quarter of 2014. We introduced our big data risk management solutions in the second quarter of 2015 and our Gold Cloud system in the first quarter of 2016. Our revenues increased by 306% from RMB 356.4 million in 2016 to RMB 1445.8 million (US$222.2 million) in 2017, while our net loss increased by 11.0% from RMB 182.1 million to RMB 202.1 million (US$31.1 million) over the same period.

Our Open Platform

Overview of our platform

We operate an independent open platform for the discovery and recommendation of financial products in China. Financial service providers offer a wide variety of financial products on our platform, including consumer and other loans, credit cards, and wealth management products. In addition to matching users to financial products, we provide a wide range of services and solutions to financial service providers on our platform, including sales and marketing solutions, big data risk management solutions and integrated solutions through Gold Cloud. Moreover, we provide extensive professional content on financial products, the financial industry and personal finances in many forms, including short videos, audio, online articles and offline booklets and handouts. Users generally access our platform through our mobile channel, which accounts for approximately 88% of the traffic to our platform.

Financial products on our platform

Overview

Our platform had over 234,000 financial products in 2017, including over 94,400 loan products, 3,000 credit card products and 137,200 wealth management products. All of the financial products on our platform are offered and sold by financial service providers. Depending on our arrangement with the financial service provider, applications for financial products may be hosted on our platform or referred to the financial service provider’s platform.

Loan products

We launched our platform with consumer loan recommendation services in the first quarter of 2012. We added recommendation services for SME and auto loans in the second quarter of 2012 and mortgage loans in the third quarter of 2012. Users submitted a total of approximately 16.8 million loan applications through our platform in 2016, of which 15.3 million, or 91.0%, were consumer loan applications. The number of loan applications submitted through our platform has continued to grow in 2017, reaching 89.8 million. Our revenue for loan recommendation services is generally determined on a cost-per-action basis, where the action is generally determined by a user’s completion of a loan application.

•                  Consumer loan products provide for a wide variety of personal needs such as home decorations, weddings, travel, major appliances and other personal expenses. China’s population has been increasing its consumption, which has driven the demand for consumer loans. As a result, a broad range of financial service providers, including traditional financial institutions and emerging technology-enabled financial service providers, offer consumer loan products through our platform, addressing a wide range of financial needs across the credit spectrum. Consumer loan products can vary greatly by terms, targeted borrowers and approval conditions. Substantially all of the consumer loan products offered on our platform are unsecured. Consumer loan products on our platform generally have terms ranging from one month to three years and principal amounts of between RMB 1,200 (US$184) and RMB 334,000 (US$51,335).

•                  SME loan products target small businesses that need capital to start up or expand their operations, purchase inventory or meet day-to-day expenses. SME loans have been supported by the significant growth in SMEs and an increase in financial service providers who are extending credit to this market segment. SME loan products on our platform generally have terms ranging from nine months to 14 years and principal amounts of between RMB 20,000 (US$3,074) and RMB 15 million (US$2. 3 million).

•                  Mortgage loan products include both loans to help users make an initial purchase of property and, more commonly, loans secured by property that the user already owns. Our geographic coverage gives us unique insights into the mortgage lending market in China, and we provide up-to-date mortgage market information on our platform including real-time mortgage rates for 50 cities in China. Mortgage loan products on our platform generally have terms ranging from ten months to 30 years and principal amounts of between RMB 190,000 (US$29,202) and RMB 20 million (US$3.1 million).

•                  Auto loan products include loans for the purchase of new and used automobiles as well as loans secured by an automobile that the user already owns. The market for auto loans has grown tremendously in China in recent years. Auto loans are especially popular among young urban professionals who have good salaries but limited savings. Auto loan products on our platform generally have terms ranging from three months to two years and principal amounts of between RMB 24,000 (US$3, 689) and RMB 2.6 million (US$0.4 million).

Credit card products

We introduced credit card recommendation services on our platform in the third quarter of 2013, and we are the largest independent online credit card application platform in China.  We cooperate with 21 of the 22 largest credit card issuers that accept applications online in China, including four of the big five state-owned banks and nine of the ten largest credit card issuers in China. Users initiated approximately 12.3 million credit card applications through our platform in 2017. For the majority of the credit cards on our platform as of December 31, 2017, a user who clicks on the button to apply for a credit card is taken to an external website, but an increasing number of issuers are integrating their application process with our platform, which allows users to complete a credit card application without leaving our platform. Our revenue for credit card recommendation services is generally determined on a cost-per-success basis, where the success is most often defined as the issuance of a credit card and in other cases by the completion of an application or the first usage of a credit card, depending on the issuer’s policy. Our credit card volume, which is our measure of the number of credit cards we generate revenues from, has been growing rapidly in 2017, reaching approximately 3.2 million as of December 31, 2017.

Credit card products vary greatly, including by issuer, payment network, credit tier, card alliance, loyalty program and specialty purpose. Due to the mass customization, it can be difficult for consumers to navigate the large selection of credit card products and identify the ones suitable for their needs. We believe that our recommendation engine empowers user to discover suitable credit card products in an efficient way. Our platform features credit card offers from major issuers and popular credit cards targeting different user groups and lifestyles, such as for hotel and business travel, shopping and airline mileage. We have engaged in co-branding with one of the top ten nationwide credit card issuers on selected credit cards, although we do not extend credit or assume any credit risk.

Wealth management products

We introduced wealth management information services to our platform in the second quarter of 2014. Unlike with loans and credit cards, our users are investors rather than borrowers in relation to wealth management products, so we provide them with information about the terms and conditions of the products and the relative credit risk of the different financial service providers that offer the products. While users can obtain information on wealth management products on our platform, we have made a deliberate choice not to host purchases of these products on our platform, due in part to regulatory uncertainty, potential investment risk for our users and the potential impact on our brand. Users must either click through to the financial service provider’s platform or contact the financial service provider offline to place an order. We currently focus on less risky products, including certificates of deposit, money market funds and selected marketplace lenders’ investment products.

Our users

Our users are predominately individual consumers, though they also include many sole proprietors and SMEs. We have a geographically diverse user base, as the top three cities in terms of number of users accounted for only 3.9%, 3.6% and 3.1% of our total users as of June 30, 2017. As of December 31, 2017, out of 84 million registered users, over 75 million have provided our platform with personal finance-related information.

The discovery and recommendation process for loans and credit cards

The first time users launch our app or access our website, our platform is able to detect their IP address and other information as to their location, and asks them to confirm the city where they reside. “City” in this context refers to administrative subdivisions that contain both urban and rural areas and in the aggregate include most of the population of China. Although emerging technology-enabled financial service providers offer the same financial products nationally, most of the traditional financial institutions still operate on a city-by-city basis and have localized credit policies, local “know your client” and credit approval processes, and local client servicing, so while we operate a national site for all of China, most products are only available after the user confirms their city. The first time that users try to view the details of any particular financial product, they will be asked to register on our platform by inputting certain basic information about themselves including their mobile phone numbers.

Users can search for loan and credit card products by filtering for type of product and various terms specific to that type of product. For example, they can filter loans by principal amount, term, and their own employment status, and they can filter credit cards by a range of parameters including issuer, specialty purpose, and type of loyalty program such as points or discounts. For each user, our platform will generate a set of impartial recommendations based on the user’s profile and financial needs and the financial service provider’s product criteria, focusing on certainty, speed, convenience and terms. Our recommendation engine ranks the products using a complex algorithm that takes into account a number of factors, including the likelihood of application approval, how competitive the interest rate is and whether other users were satisfied with the financial service provider in the past. Our recommendation engine also takes into account bidding between loan sales representatives within the same financial service provider for the same financial product. Users have the flexibility to browse through as many products as they wish, but with the number of financial products available, our recommendation engine plays a critical role in matching users with the most suitable financial products.

Users can also obtain information on wealth management products on our platform, but we do not offer matching and recommendation services for these products for users. As our users would be purchasers of wealth management products, we focus on product safety and reliability, and only provide information on relatively conservative wealth management products on our platform.

The application and approval process

The application process depends on the type of financial product and the financial service provider selected by the user. Most of the loan applications and an increasing number of the credit card applications are completed on our platform. For the remaining loan applications and credit card applications, users are taken to the financial service provider’s application interface or platform. For wealth management products, transactions only take place after the user has been taken to the financial service provider’s platform.

Depending on the financial product that the user wishes to apply for, the user may be asked to provide more detailed information. There are over a hundred different items of information that may be requested, though typically no single financial product requires more than about thirty, with the exact questions varying depending on the policies of the financial service provider and the terms of the specific financial product. Users will be able to skip part or all of this step if they already provided this information previously, so our platform becomes even more convenient with repeated use.

Application approval time varies with the type of financial service provider and the terms of the product. Micro-loans from emerging technology-enabled financial service providers may be approved within a few minutes, whereas loans from traditional financial institutions may take one to two weeks for approval. Credit card applications often can be approved within a day, not including the time required to deliver the physical card to the successful applicant or any additional time required for activation of the card.

Our platform has three different models for the approval process of financial products.

•                  Online approval.  For most credit card applications and some loan applications, we generate click-throughs for financial service providers. We refer the user directly to their website. The application, decisioning and approval process are completed on the financial service provider’s online platform.

•                  Offline approval.  For loan products offered by traditional financial service providers, the user’s application typically is referred to a loan sales representative at the financial service provider, who normally contacts the user offline to explain what other steps need to be taken to complete the application. The user then relies on the loan sales representative for assistance with the rest of the application and approval process.

•                  End-to-end approval.  If the financial service provider has adopted our Gold Cloud solution, we support the application, approval and loan servicing process for its financial products. Users are supported by our platform throughout the lifetime of a financial product, including submitting the application and related documents, receiving notification of approval and making payments.

Credit management tools

We provide multiple free tools to help users evaluate and manage their credit health and personal finance. We create a profile for each user with information on our platform that was provided by the user. Each user profile enables us to better recommend financial products to the user. Our credit management tools also include a housing provident fund inquiry and mortgage calculator. A user who has provided his identification information and other credentials can request for a detailed report that includes other third-party providers, housing provident fund report and social security report. These tools assist users to better understand their credit needs and empower them to make informed financial decisions.

Content

Our platform provides rich and professional content to our users as a way of driving user engagement and cultivating user loyalty. We have a wealth of data about a wide range of financial products on our platform and we empower users to compare and contrast different products within and across product categories. We also provide a variety of third-party information on the subjects of personal finances, wealth management and financial planning, including wealth management columns and articles and an online wealth management forum. In addition, we have a dedicated team of more than 50 people who create additional content for our platform that is used by academic institutions, industry experts and government bodies. For example, we have issued twelve quarterly reports on the ranking of online marketplace lenders in China in collaboration with the Financial Risk Management Research Institute of Renmin University in Beijing since the first quarter of 2015, as well as monthly rankings for sub-categories such as online marketplace lenders of auto loans. We also issue monthly mortgage reports covering 66 mortgage lenders in 35 cities in China. Our content includes research reports, investment reports, mortgage reports, industry reports and rating reports for online investment platforms. We provide up-to-date mortgage market information on our platform including real-time mortgage rates for 50 cities in China. Content is available in a number of forms including short videos, audio, online articles and offline booklets and handouts, and we distribute our content through a third-party syndicated content network that includes China Business Network, Tencent’s Wechat social media platform, Youku’s video platform and Toutiao’s news and information mobile app. We believe that our content library attracts both existing and potential users to our platform and complements our other channels for attracting user traffic.

User service center

Our user service center provides live assistance to our users with a combination of automated programs and service representatives. Users can contact our user service center by telephone or through social media platforms such as Wechat and QQ. Our user service representatives help users understand financial products, follow up on financial product application status and collect user feedback on their experience with financial service providers. If a user appears interested in a product but leaves our platform without completing an application, our user service center may contact the user to collect feedback and encourage the user to submit an application and even help the user to complete the application form. We had 180 service representatives as of December 31, 2017, including some employees of companies to whom we have outsourced part of this function. We recruit user service representatives with substantial experience in supporting users on their financial product queries. Each representative is required to complete mandatory training conducted by experienced managers on financial products knowledge and communication skills. While we have outsourced some of our user services, we have provided training through our own employees to ensure quality service.

Financial service providers

We have attracted a large and diversified group of financial service providers to our platform, including four of the five big state-owned banks and nine of ten largest online credit card issuers in China. In 2017, over 2,700 financial service providers offered products on our platform, including 281 banks, 21 credit card issuers, 10 consumer finance companies, 354 micro-loan companies and other licensed financial institutions and 1,028 emerging technology-enabled financial service providers and a variety of local financial service providers.

China’s retail financial services market is highly fragmented. Many of the financial institutions only operate within specific geographic areas or conduct their business on a city-by-city basis, with localized business strategies and credit policies. The six years that we have invested building our network of financial service providers from the ground up have enabled us to offer a variety of financial products across a broad credit spectrum with extensive geographic reach in over 350 cities across China.

Sales and marketing solutions and advertising services

Our platform provides efficient and effective sales and marketing solutions to financial service providers. We perform an initial screening of users based on information provided by the user or obtained with the user’s permission and check the user’s name against blacklists and databases of fraudulent activity. We check for patterns of suspicious activity or information that is not consistent or appears to be fabricated. We synthesize information from our users with data from financial service providers and third-party data partners to build up a detailed user profile for each user. This allows us to match users with financial products and allocate users to financial service providers.

In addition, we have offered advertising services to 77 financial service providers, mostly for providers of credit cards and wealth management products. From time to time, we purchase advertising resources from third-party search engine, social networking and other platforms for the purpose of providing advertising services. To maintain our position as an independent open platform, we strictly separate our advertising services and our content on credit research and rankings to ensure that our recommendations and research reports remain impartial and independent.

Big data risk management solutions

We introduced our big data risk management solutions in 2015. We leverage our big data technology to provide one-stop, cost-effective and diversified risk management services and solutions to financial service providers. Users provide information to us, and we have data on applications, approvals and credit performance from financial service providers. We also collaborate with a wide variety of third-party data partners, including third party credit information providers, payment companies, e-commerce platforms and mobile carriers. Through this collaboration, we have access to a wide variety of information.

Our big data risk management solutions range from simple to highly integrated:

•                  Data solutions.  With user consent, we provide user information to financial service providers to enhance their data and risk-management capabilities.

•                  Modeling solutions.  At the next level, we provide tailored modeling solutions that the financial service provider can use to analyze the data. The modeling solutions can be used in credit assessment and credit decisioning.

•                  Total solutions.  Our big data risk management solutions can be fully integrated into a financial service provider’s own systems and used as end-to-end solutions. Our goal is to provide financial service providers with an integrated solution encompassing product design, user acquisition, marketing, risk management and user services.

On March 5, 2018, we signed a definitive agreement to acquire 65% of equity interests in a China-based technology company specializing in optimizing data-driven risk management decisions. The target company offers a suite of products and services helping financial service providers to enhance their risk management capabilities by aggregating and analyzing a wide range of data sources using machine learning and AI technology.

SaaS-based end-to-end solution

Gold Cloud, our SaaS-based end-to-end solution, allows financial service providers to migrate their entire customer acquisition, loan application and loan servicing process onto our platform. Rather than referring the user to the financial service provider’s platform at an early stage in the application process, we support the entire process. We apply our analytical credit model in the application process but the financial service provider has the final decision as to whether it will extend credit. Gold Cloud can also assist users with loan account management and servicing throughout the process.

Gold Cloud appeals to emerging technology-enabled financial service providers and certain small financial service providers which do not have their own risk management departments or which are unable to keep up with best practices in this area. Gold Cloud enables us to remain engaged with the user for longer and build up our relationship and brand. It also gives us additional insights from our data, allowing us to improve our recommendation engine for matching users to financial products.

Screening of financial service providers and financial products

We screen the financial products that are offered on our platform based on the financial service provider’s licensing status, the suitability of the product for our users, the creditworthiness of the financial service provider, the quality of the customer service provided by the financial service provider, the terms and conditions of the financial products and other factors. One major step in the screening of financial products is examining and verifying the qualifications of the financial service providers that offer them. We examine their business licenses, the qualification certificates for their products and their reputation in the industry and make inquiries about the market acceptance of their financial products. As a part of our internal control process, we conduct our own due diligence on financial service providers and maintain a whitelist of financial service providers based on our verification results. We typically enter into framework agreements of fixed terms with financial service providers and renew them periodically if the relationship continues to be satisfactory.

Data and Technology

We have built our technology infrastructure relying primarily on proprietary software and systems and to a lesser extent on third-party software that we have modified and incorporated. Our advanced technology is vital in supporting our discovery and recommendation-based open platform for financial products.

As an open platform, we have extensive access to data from users, financial service providers and a wide variety of third-party data partners. Our data modeling and analytical capabilities drive product recommendations and credit analysis for users and support credit underwriting and fraud detection and prevention for financial service providers.

Big data

Data sources and storage.   Users provide us information when they register on our platform and when they apply for financial products through our platform. We have data on applications, approvals and credit performance from financial service providers. We also collaborate with a variety of third-party data partners, including third party credit information providers, payment companies and e-commerce platforms. Our big data storage and distribution system stores and processes a massive amount of multi-dimensional user data, including time and location, user behavior, consumption and social data, which serve as the foundation of our big data technology.

Infrastructure and modeling and algorithm support.   The real-time decisioning and fast iteration of our big data model is well supported by our big data infrastructure and algorithms. Our data platform can extract multi-dimensional features from multi-source data in a highly efficient and secure way to support modeling. We use a base big data cluster for the storage and mining of massive volume of user and transaction data. We use a graphic database to support the storage and calculation of billions of items of data on social network relationships. We adopt a framework of streaming computing to support real-time updates to our data and model. As a result, our big data model can complete decisioning within milliseconds after a user uploads or updates his application materials.

Search and recommendation technology

Advanced search engine.   We developed our sophisticated search engine based on our deep understanding of the characteristics of financial products and the needs of our users. Our search engine is able to identify users’ search intent through user profiling and data mining technology and generate personalized search results within milliseconds through real-time indexing technology. Based on real-time reinforcement learning on users’ search behavior, the search engine can intelligently adjust the ranking of search results and support secondary searches within the existing search results. We believe that our advanced search engine meets the advanced and complex search needs of our users.

Personalized smart recommendation system.   Our personalized smart recommendation system is designed to help users increase the success rate of financial product application, help financial service providers increase their approval rates for financial products and reduce the overall service costs of distributing financial products. Synthesizing a wide variety of data from financial service providers, including data on user profiles, user application histories and feedback on user approvals, we have built our recommendation model through machine learning. The model can predict the success rate of a user’s application for each financial product and estimate the credit limit that the user can obtain. This allows us to make accurate and personalized recommendations of financial products to our users.

Our personalized smart recommendation system incorporates the following core technologies:

•                  ID mapping and user profiling.  Through ID mapping technology, we extract and integrate multiple dimensions of user data, including financial, social network and internet behavior. As users’ preferences and interests change over time, we create a system of user profiles, which enables us to gain in-depth insights into our users.

•                  Feature engineering and model training.  Our models extract the features of different types of data and apply different algorithms to each type. For example, the models process social network data with graphic algorithms such as the PageRank algorithm to identify potential relationships between an applying user and any user with a history of abnormal activity. For credit data, the models apply a deep learning algorithm to categorize users’ credit level. Our models consider credit data and risk data to identify fraudulent users and differentiate other users by creditworthiness for recommendation to financial service providers based on their credit risk appetite.

Multi-objective optimized ranking engine.   Our ranking engine is designed to improve user experience, reduce costs for financial service providers and improve our monetization. To achieve multi-objective optimization, we optimize user experience through personalized recommendation and quality control of financial products, we optimize financial service providers’ costs by tailored referral and fraud prevention solutions, and subsequently we optimize our own monetization.

Big data risk management solutions

We provide risk management solutions based on big data analytics and modeling. We believe big data analytics provide more accurate risk forecasts and support more comprehensive risk management decisioning than the traditional scorecard model. Our data platform can extract features from multi-source data to construct user profiles. We have built a deep transfer learning model to understand the features of and the relationships between different types of data. This understanding helps to increase the generalization ability and forecast performance of our big data model. The entire process of data input, feature generation, modeling optimization and forecast decisioning is free from manual intervention, which accelerates model iteration and protects data security. One primary feature of our big data risk management solutions is the graphing of social network based on a massive volume of data on social relationship to prevent collusion in fraudulent activities. The social network is comprised of billions of nodes, each representing a user attribute, as well as connectors representing relationships among nodes. The system then applies cluster and connectivity analysis to identify social groups within the network, which helps calculate the probability of collusion in fraudulent activities and other risks.

Data security

We are committed to protecting user data in our business and operations. We use encrypted storage of sensitive data, including data loss prevention solutions. Our network is configured with multiple layers of protection to protect our databases from unauthorized access, and we use sophisticated security protocols for communications between applications. To prevent unauthorized access to our system, we utilize software systems to automatically detect and protect against attacks. Internally, we limit and minimize authorized access to protected information provided by users through a variety of techniques, including network access authentication and division of network security domains. We continually improve and enhance our data and system security through routine checks and timely upgrades.

Sales and Business Development

We have built a sales and business development team with extensive experience in both the financial service and internet industries. This team is dedicated to establishing long-term relationships with financial service providers, understanding and anticipating their needs and identifying opportunities for them to adopt our services and solutions. As we strengthen our relationship with a financial service provider and understand more about its strategies and policies, we have the opportunity to upsell and cross-sell additional services and solutions and offer our integrated solutions. Our sales and business development team works closely with financial service providers and continually gains insights into the competitive dynamics of the industry and new market opportunities. These insights help our other departments develop new solutions and technologies and offer new content and features on our platform.

We have sales and business development personnel based at our headquarters in Beijing and at our regional offices in Shanghai and Shenzhen. This allows our sales and business development team to be in close contact with the research and development team and operations team at our headquarters to maintain an aligned sales and business development strategy. The sales and business development personnel at our regional offices focus on catering and understanding local market requirements, which helps the other teams at our headquarters remain abreast of developments with financial service providers in different regions of China.

Marketing and Brand Promotion

The “Rong360” brand is well recognized as an intelligent mobile platform for financial products in China. We plan to continue to use the “Rong360” brand for our platform in China.

We employ a variety of marketing methods to promote our image as a reliable, smart and accessible platform. Our mascot Rong Bulls in eight colors represent the diversity of our offerings to both users and financial service providers. Our marketing team works closely with our sales and business development team and utilizes our proprietary data analytical capabilities to conduct cost-efficient marketing. We acquire user traffic from third-party channels and incur significant traffic acquisition expenses, which is the largest component of our sales and marketing expenses. These third-party channels include search engines, info feeds, social networking platforms, app stores and specific apps. We also have organic traffic on our platform which is not redirected from third-party channels and for which we do not incur traffic acquisition expenses.

We primarily conduct marketing on online, mobile and social media platforms. We use mostly self-produced articles and videos as marketing materials. Since July 2015, we have produced a weekly series of videos on financial literacy including fraud avoidance which has gone viral and has reached an audience of more than 180 million viewers. We have distributed our content through a third-party syndicated content network that includes China Business Network, Tencent’s Wechat social media platform, Youku’s video platform and Toutiao’s news and information mobile app to generate additional user traffic to our platform. We do not pay a fee for this content distribution, except when the content distribution is one element of a marketing campaign and we are paying a fee for the marketing campaign as a whole. Measured by the number of followers of the accounts and channels through which we distribute original content, no more than 4% of the distribution of original content is related to a marketing campaign for which we are paying a fee. We conduct marketing activities from time to time, for instance the display of our mascots in the New York Stock Exchange in November 2017 upon our listing and its appearance in more than 48 airports in the United States and financial landmarks across the global in the month following the IPO. We also have co-branding cooperation with selected financial service providers, which helps further promote our brand.

We are a standing member of the National Internet Finance Association of China and the Zhongguancun Internet Finance Association.

Competition

We are an open and independent platform, and our competitors are primarily other companies that also seek to position themselves as open platforms connecting both financial service providers and users primarily in the loan and credit card recommendation businesses. We also compete with platforms that are affiliated with major internet companies, including search engine, social media, e-commerce and online payment companies. Some of these internet companies also offer their financial products on our platform and provide us with user traffic, so they both compete and cooperate with us. In addition, we compete with financial service providers to the extent that they offer or list financial products on their own platform, although some of these financial service providers may also offer or list financial products on our platform as well. We believe that network effects will benefit whichever platform gains a significant first mover advantage in this field, and that it will be difficult for latecomers to establish relationships with financial service providers or, more importantly, to generate sufficient user traffic.

Seasonality

Our revenue and operating results have fluctuated in the past from quarter to quarter due in part to seasonal variations in demand for financial products. Typically, our revenue is lowest in the first quarter of the year, in part due to the reduced level of borrowing activities during the Chinese New Year holiday, and highest in the fourth quarter of the year. However, due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

Intellectual Property

We seek to protect our technology, including our proprietary technology infrastructure and core software system, through a combination of copyrights, trade secrets, trademarks and confidentiality agreements. As of the date of this annual report, we hold or otherwise have legal right to use 46 registered copyrights for software or work of art, 5 registered domain names, including rong360.com, and 11 registered trademarks, including “Rong360.”

We intend to protect our technology and proprietary rights vigorously, but there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. From time to time, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to prevent others from making unauthorized use of our intellectual property” and “—We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.”

Insurance

We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain property insurance, product liability insurance or key-man insurance. We consider our insurance coverage to be reasonable in light of the nature of our business and the insurance products that are available in China and in line with the practices of other companies in the same industry of similar size in China.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or the rights of our shareholders to receive dividends and other distributions from us.

Regulations Related to Internet Information Security and Privacy Protection

The PRC government has enacted laws and regulations with respect to internet information security and protection of personal information from any abuse or unauthorized disclosure. Internet information in China is regulated and restricted from a national security standpoint. PRC laws impose criminal penalties for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. In addition, the Ministry of Public Security has promulgated measures prohibiting use of the internet in ways which result in a leak of state secrets or a spread of socially destabilizing content, among other things. If an internet information service provider violates any of these measures, competent authorities may revoke its operating license and shut down its websites.

Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the Ministry of Industry and Information Technology in 2011, an internet information service provider may not collect any personal information on a user or provide any such information to third parties without the user’s consent. It must expressly inform the user of the method, content and purpose of the collection and processing of such user’s personal information and may only collect information to the extent necessary to provide its services. An internet information service provider is also required to properly maintain users’ personal information, and in case of any leak or likely leak of such information, it must take immediate remedial measures and, in the event of a serious leak, report to the telecommunications regulatory authority immediately.

Pursuant to the Decision on Strengthening the Protection of Online Information, issued by the Standing Committee of the National People’s Congress in 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information, issued by the Ministry of Industry and Information Technology in 2013, any collection and use of a user’s personal information must be subject to the consent of the user, be legal, rational and necessary and be limited to specified purposes, methods and scopes. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued in 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

The PRC Network Security Law, which was promulgated in November 2016 and took effect on June 1, 2017, requires a network operator, including internet information services providers among others, to adopt technical measures and other necessary measures in accordance with applicable laws and regulations as well as compulsory national and industrial standards to safeguard the safety and stability of network operations, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Network Security Law emphasizes that any individuals and organizations that use networks must not endanger network security or use networks to engage in unlawful activities such as those endangering national security, economic order and the social order or infringing the reputation, privacy, intellectual property rights and other lawful rights and interests of others. The Network Security Law has also reaffirmed certain basic principles and requirements on personal information protection previously specified in other existing laws and regulations, including those described above. Any violation of the provisions and requirements under the Network Security Law may subject an internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

Users give us certain personal information and we also synthesize, analyze and share the information with financial service providers. We have obtained consent from users to keep and use their personal information, and have also established information security systems to protect the user information and to abide by other network security requirements under applicable laws and regulations.

Regulation Related to Foreign Investment Restrictions

Investment activities of foreign investors in China are principally governed by the Guidance Catalogue of Industries for Foreign Investment, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. Industries listed in the catalogue are divided into three categories: encouraged, restricted and prohibited. Industries not listed in the catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations. The industry of value-added telecommunications services (other than online retail and mobile commerce) falls into the restricted category.

According to the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, as most recently amended in February 2016, foreign-invested value-added telecommunications enterprises must be in the form of a Sino-foreign equity joint venture. The regulations limit the ultimate capital contribution percentage by foreign investor(s) in a foreign-invested value-added telecommunications enterprise to 50% or less and require the primary foreign investor in a foreign invested value-added telecommunications enterprise to have a good track record and operational experience in the industry.

In 2006, the predecessor to the Ministry of Industry and Information Technology issued the Circular of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Business, according to which a foreign investor in the telecommunications service industry of China must establish a foreign invested enterprise and apply for a telecommunications businesses operation license. This circular further requires that: (i) PRC domestic telecommunications business enterprises must not lease, transfer or sell a telecommunications businesses operation license to a foreign investor through any form of transaction or provide resources, offices and working places, facilities or other assistance to support the illegal telecommunications services operations of a foreign investor; (ii) value-added telecommunications enterprises or their shareholders must directly own the domain names and trademarks used by such enterprises in their daily operations; (iii) each value-added telecommunications enterprise must have the necessary facilities for its approved business operations and maintain such facilities in the regions covered by its license; and (iv) all providers of value-added telecommunications services are required to maintain network and internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the circular and cure such non-compliance, the Ministry of Industry and Information Technology or its local counterparts have the discretion to take measures against such license holder, including revoking its license for value-added telecommunications business.

In light of the above restrictions and requirements, we conduct our value-added telecommunications businesses through Beijing Rongdiandian Information Technology Co., Ltd., or RDD, after the Restructuring.

Regulations Related to Value-added Telecommunications Services

The PRC Telecommunications Regulations, as most recently amended in February 2016, are the primary regulations governing telecommunications services. Under the Telecommunications Regulations, a telecommunications service provider is required to procure operating licenses prior to the commencement of its operations. The Telecommunications Regulations distinguish “basic telecommunications services” from “value-added telecommunications services.” Value-added telecommunications services are defined as telecommunications and information services provided through public networks. A catalogue was issued as an attachment to the Telecommunications Regulations to categorize telecommunications services as either basic or value-added. The current catalogue, as most recently updated in December 2015, categorizes online information services as value-added telecommunications services.

The Administrative Measures on Telecommunications Business Operating Licenses, promulgated by the Ministry of Industry and Information Technology in 2009 and most recently amended in July 2017, set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these measures, a commercial operator of value-added telecommunications services must first obtain a license from the Ministry of Industry and Information Technology or its provincial level counterpart, or else such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains. In case of serious violations, the operator’s websites may be ordered to be closed.

Internet information service is a type of value-added telecommunications service in the current catalogue attached to the Telecommunications Regulations, as most recently updated in December 2015. Pursuant to the Administrative Measures on Internet Information Services, “internet information services” refers to the provision of information through the internet to online users, and they are categorized into “commercial internet information services” and “non-commercial internet information services.” A commercial internet information services operator must obtain a value-added telecommunications services license for internet information services, which is known as an ICP License, from the relevant government authorities before engaging in any commercial internet information services operations in China. No ICP License is required if the operator will only provide internet information on a non-commercial basis. According to the Administrative Measures on Telecommunications Business Operating Licenses, an ICP License has a term of five years and can be renewed within 90 days before expiration.

RDD, our variable interest entity, has obtained an ICP License for the provision of commercial internet information services issued by the Beijing Telecommunication Administration in July 2017.

In addition to the Telecommunications Regulations and the other regulations discussed above, the provision of commercial internet information services on mobile internet applications is regulated by the Administrative Provisions on Information Services of Mobile Internet Applications, which was promulgated by the State Internet Information Office in June 2016. The information service providers of mobile internet applications are subject to requirements under these provisions, including acquiring the qualifications required by laws and regulations and being responsible for information security.

Regulations Related to Internet Advertisements and Online Advertising

The PRC government regulates advertising, including online advertising, principally through the State Administration for Market Regulation, formerly know as the State Administration for Industry and Commerce. The PRC Advertising Law, as recently amended in April 2015, outlines the regulatory framework for the advertising industry and allows foreign investors to own up to all equity interests in PRC advertising companies.

Advertisers, advertising service providers and advertising publishers are required by PRC advertising laws and regulations to ensure that the contents of the advertisements they prepare or distribute are true and in full compliance with applicable laws and regulations. For example, advertisements must not contain terms such as “the state-level,” “the highest grade,” “the best” or other similar words. In addition, if a special government review is required for certain categories of advertisements before publishing, the advertisers, advertising operators and advertising distributors are obligated to verify that such a review has been performed and the relevant approval has been obtained. Pursuant to the PRC Advertising Law, the use of the internet to distribute advertisements must not affect the normal use of the internet by users. Where internet information service providers know or should know that illegal advertisements are being distributed using their services, they must prevent such distribution.

In addition to the regulations described above, the Interim Measures for Administration of Internet Advertising, adopted by the State Administration for Industry and Commerce and effective on September 1, 2016, set forth certain compliance requirements for online advertising businesses. Advertising operators and distributors of internet advertisement must examine, verify and record identity information for advertisers such as name, address and contact information, and maintain a verification record that is updated on a regular basis. Moreover, advertising operators and advertising distributors must examine supporting documentation provided by advertisers and verify the contents of the advertisements against supporting documents before publishing them. If the contents of advertisements are inconsistent with the supporting documents, or the supporting documents are incomplete, advertising operators and distributors must refrain from providing design, production, agency or publishing services. These measures also prohibits the following activities: (i) providing or using applications and hardware to block, filter, skip over, tamper with, or cover up lawful advertisements; (ii) using network access, network equipment and applications to disrupt the normal transmission of lawful advertisements or adding or uploading advertisements without authorization; and (iii) harming the interests of a third party by using fake statistics or traffic data.

Violation of the foregoing laws and regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In case of serious violations, the State Administration for Market Regulation or its local branches may force the violator to terminate its advertising operation or may even revoke its business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties.

We conduct our online advertising business through RDD after the Restructuring.

Regulation Related to Intellectual Property Rights

The PRC government has promulgated various laws and regulations relating to the protection of intellectual property. Software owners, licensees and transferees may register their rights in software with the National Copyright Administration or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process to enjoy the better protections afforded to registered software rights. The State Intellectual Property Office, formerly the Trademark Office of the State Administration for Industry and Commerce, handles trademark registrations and grants a protection term of ten years to registered trademarks. The Ministry of Industry and Information Technology is in charge of the overall administration of domain names in China. The registration of domain names in PRC is on a “first-apply-first-registration” basis. A domain name applicant will become the domain name holder upon the completion of the application procedure.

Regulations Related to Employment

The Labor Contract Law, which became effective in 2008, requires employers to enter into written contracts with their employees, restricts the use of temporary workers and aims to give employees long-term job security.

Employers are required to contribute to social insurance for their employees in the PRC, including basic pension insurance, basic medical insurance, unemployment insurance, maternity insurance and injury insurance. Employers are also required to make contributions to a housing provident fund for their employees.

Regulations Related to Foreign Exchange

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in 2008. Under PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or Circular 59, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to Circular 59, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In 2013, SAFE specified that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. Instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

In March 2015, SAFE promulgated the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 replaced both the Circular of the SAFE on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises, or Circular 142, and the Circular of the SAFE on Issues concerning the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises in Certain Areas, or Circular 36. Circular 19 allows all foreign-invested enterprises established in the PRC to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation, provides the procedures for foreign invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments and removes certain other restrictions that had been provided in Circular 142. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB funds converted from their foreign exchange capital for expenditure beyond their business scope and providing entrusted loans or repaying loans between non-financial enterprises. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective June 2016, which reiterates some of the rules set forth in Circular 19. Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding RMB capital converted from foreign exchange may be used to extend loans to related parties or repay inter-company loans (including advances by third parties). However, there are substantial uncertainties with respect to Circular 16’s interpretation and implementation in practice. Circular 19 or Circular 16 may delay or limit us from using the proceeds of offshore offerings to make additional capital contributions to our PRC subsidiaries and any violations of these circulars could result in severe monetary or other penalties.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements, and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

In 2014, SAFE issued the SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, replacing the SAFE Circular on Issues Concerning the Regulation of Foreign Exchange in Equity Finance and Return Investments by Domestic Residents through Offshore Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a “special purpose vehicle” refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through special purpose vehicles, namely, establishing foreign-invested enterprises to obtain ownership, control rights and management rights. SAFE Circular 37 provides that, before making a contribution into a special purpose vehicle, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch.

In 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment. This notice has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to special purpose vehicles but had not registered as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the special purpose vehicles with qualified banks. An amendment to the registration is required if there is a material change with respect to the special purpose vehicle registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentations or failing to disclose the control of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Regulations Related to Stock Incentive Plans

SAFE promulgated the Circular of the SAFE on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas, or the Stock Option Rules, in February 2012, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants in a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of the participants. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan or the PRC agent or any other material changes. The PRC agent must apply to SAFE or its local branches on behalf of the PRC residents who have the right to exercise the employee share options for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

Regulations Related to Dividend Distribution

See “Item 5. Operating and Financial Review and Prospectus—B. Liquidity and Capital Resources—Holding Company Structure.”

Regulations Related to Taxation

See “Item 5. Operating and Financial Review and Prospectus—A. Operating Results—Taxation—China” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders” and “—We may not be able to obtain certain benefits under the relevant tax arrangement for dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.”

Regulations Related to M&A and Overseas Listings

In 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules.

C.    Organizational Structure

The following diagram illustrates the principal entities in our corporate structure as of the date of this annual report:

We conduct most of our business operations through RQN. However, due to the PRC legal restrictions on foreign ownership of value-added telecommunications businesses, we conduct a significant part of our operations in China through RDD. RDD is the entity that operates the part of our business that provides advertising and marketing services. Advertising, marketing and other services accounted for 14.8% of our total revenues for 2016 and 6.7% for 2017. RDD will also employ part of our research and development team. In addition, RDD has obtained a value-added telecommunications services license for internet information services, which is known as an ICP License.

Contractual Arrangements with RDD

We have entered into a series of contractual arrangements, including an exclusive call option agreement, an equity pledge agreement and an exclusive business cooperation agreement, with RDD and its shareholders. These contractual arrangements allow us to exercise effective control over RDD, receive substantially all of the economic benefits of RDD, and have an exclusive option to purchase all or part of the equity interests in RDD when and to the extent permitted by PRC law. As a result of these contractual arrangements, we are regarded as the primary beneficiary of RDD, and we treat it as our variable interest entity under U.S. GAAP. We consolidate the financial results of RDD and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the contractual arrangements entered into by and between RQN, RDD and the shareholders of RDD.

Agreements that provide us effective control over RDD

Exclusive Purchase Option Agreement.   Pursuant to the exclusive purchase option agreement, each of the shareholders of RDD irrevocably grants RQN an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholders’ equity interests in RDD at the lowest price permitted by applicable PRC law. In addition, RDD grants RQN an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of RDD’s assets at the price of the net book value of such assets, or the lowest price permitted by applicable PRC law, whichever is higher. Without the prior written consent of RQN, RDD may not increase or decrease the registered capital, dispose of its assets, enter into any material contract with a value exceeding a specific amount except for those executed in the ordinary course of business, appoint or remove any directors, distribute dividends to the shareholders, guarantee its continuance, amend its articles of association and provide any loans to any third parties. The shareholders of RDD agree that, without the prior written consent of RQN, they will not transfer or otherwise dispose of their equity interests in RDD or create or allow any encumbrance on the equity interests. The exclusive purchase option agreement will remain effective until all equity interests in RDD held by its shareholders and all assets owned by RDD are transferred or assigned to RQN or its designated representatives.

Equity Pledge Agreements.   Pursuant to the equity pledge agreements, each of the shareholders of RDD pledges all of their equity interests in RDD to guarantee their and RDD’s performance of their obligations under the contractual arrangements including, but not limited to, the exclusive business cooperation agreement, exclusive purchase option agreement and shareholders’ power of attorney. If RDD or its shareholders breach their contractual obligations under these agreements, RQN, as pledgee, will have the right to dispose of the pledged equity interests. The shareholders of RDD agree that, during the term of the equity pledge agreements, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests, and they also agree that RQN’s rights relating to the equity pledges shall not be prejudiced by the legal actions of the shareholders, their successors or their designatees. During the term of the equity pledge agreements, RQN has the right to receive all of the dividends and profits distributed on the pledged equity interests. The equity pledges will remain effective until RDD and its shareholders discharge all their obligations under the contractual arrangements. We have completed the process of registering the equity pledges with the relevant office of the administration for industry and commerce in accordance with the PRC Property Rights Law.

Power of Attorney.   Pursuant to the power of attorney, each of the shareholders of RDD will appoint RQN as their attorney-in-fact to exercise all shareholder rights, including, but not limited to, attending the shareholders’ meeting, voting on all matters of RDD requiring shareholder approval, appointing or removing directors and executive officers, and disposing of all or part of the shareholder’s equity interests in RDD pursuant to the exclusive purchase option agreement and the equity pledge agreements. The shareholders’ power of attorney will remain in force for an unlimited term, unless RQN issues a contrary instruction in writing otherwise.

Agreement that allows us to receive economic benefits from RDD

Exclusive Business Cooperation Agreement.   Under the exclusive business cooperation agreement, RQN has the exclusive right to provide RDD with technical, consulting and other services needed for RDD’s business. In return, RQN is entitled to receive a service fee from RDD on a monthly basis and at an amount equivalent to all of RDD’s net income as confirmed by RQN, which is adjustable at the sole discretion of RQN. RQN owns the exclusive intellectual property rights created as a result of the performance of this agreement. Except with RQN’s prior written consent, RDD may not accept any consultation or services provided by any third party and may not cooperate with any third party regarding the matters contemplated by the exclusive business cooperation agreement, unless RQN appoints other parties to provide RDD with consultation or services. This agreement will remain effective unless terminated unilaterally by RQN.

In the opinion of Fangda Partners, our PRC legal counsel:

•                  the ownership structures of our variable interest entity and wholly foreign owned subsidiaries in China currently and immediately after giving effect to our IPO, does not and will not violate any applicable PRC laws or regulations currently in effect; and

•                  the contractual arrangements among our wholly foreign owned subsidiaries, our variable interest entity and the shareholders of our variable interest entity governed by PRC law are valid, binding and enforceable in accordance with their terms and applicable PRC laws or regulations currently in effect and do not and will not violate any applicable PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that our contractual arrangements with our variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

D.    Property, Plant and Equipment

Our headquarters are located at the Zhongguancun technology hub in Beijing. Our research and development facilities and our management and operations facilities are located at our headquarters and two other locations in Beijing. We have sales and business development personnel at our headquarters in Beijing and at our regional offices in Shanghai and Shenzhen. We currently lease approximately 5500 square meters of office space in Beijing, approximately 340 square meters of office space in Shanghai, and approximately 300 square meters of office space in Shenzhen.

ITEM 4A.     UNRESOLVED STAFF COMMENTS

None.

ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report on Form 20-F.

A.    Operating Results

Overview

We are the leading independent open platform for discovery and recommendation of financial products in China. Our users have access to an extensive range of financial products on our platform, including consumer and other loans, credit cards, and wealth management products. We synthesize a massive volume of data and leverage our proprietary technology to identify and recommend the most suitable products for each user’s specific financial circumstances. Users can also access credit management tools and a wide range of information and content on our platform. Gold Cloud, our SaaS-based end-to-end solution which we introduced in the first quarter of 2016, supports the application, approval and loan servicing process for a large and growing percentage of our loan products, allowing financial service providers to offer a seamless user experience.

We generate our revenue primarily from fees that we charge financial service providers for our recommendation services for loan products on a cost-per-action basis, where the action is generally determined by a user’s completion of a loan application, and for credit card products on a cost-per-success basis, where the success is most often defined as the issuance of a credit card. To a lesser extent, we provide display and performance-based advertising and marketing services primarily to financial service providers of credit cards and wealth management products. We also offer financial service providers big data risk management solutions, which we introduced in the second quarter of 2015.

We have experienced substantial revenue growth since we commenced operations in 2011. Our revenues increased by 306% from RMB 356.4 million in 2016 to RMB 1,445.8 million (US$222.2 million) in 2017, while our net loss increased by 11.0% from RMB 182.1 million to RMB 202.1 million (US$31.1 million) over the same period.

Our Relationship with RONG360

We are currently a majority-owned subsidiary of RONG360 Inc. Our business was historically operated by RONG360 Inc. through its subsidiaries and variable interest entity. Our consolidated financial statements included elsewhere in this annual report include the assets, liabilities, revenues, expenses and cash flows that were directly attributable to us throughout the periods presented. See “Item 5. Operating and Financial Review and Prospectus—A. Operating Results——Critical Accounting Policies, Judgments and Estimates—Basis of Presentation and Principles of Consolidation.”

Since the completion of the transfer of the platform business from RONG360 to us in October 2017, our business has been operated by our own subsidiaries and variable interest entity. We expect that, in the near future, the existing shareholders of RONG360 Inc. would become our shareholders through a distribution of our shares in proportion to RONG360 Inc.’s current shareholding structure, and RONG360 will remain our parent company until this shareholding change takes place. For more details, see “Item 4. Information on the Company—C. Organizational Structure.”

Historically, RONG360 operated our business with its financial, administrative, sales and marketing, legal and information technology resources, as well as the services of its executive officers and other employees, the costs of which were allocated to us based on the proportion of revenues, infrastructure usage, labor usage and other factors attributable to our business, and were included in our consolidated financial statements for the periods presented. As a part of the Restructuring, RONG360 transferred all operating assets and liabilities relating to our business to our company, as well as all related personnel and business contracts. As a result, we have our own financial, administrative, sales and marketing, legal and information technology functions to operate our business. We have entered into a transitional services agreement with RONG360 Inc. with respect to various ongoing relationships between us and RONG360. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreement with RONG360.”

Key Factors Affecting Our Results of Operations

Economic and industry trends in China

The growth in consumer lending in China in recent years has been supported by generally rising consumer demand and increased willingness to assume credit. Consumer demand has increased as China’s emerging middle class has enjoyed more disposable income, and Chinese consumers have been more willing to take on debt in an environment of relative economic stability and good employment prospects. With the rapid growth in China’s internet population, financial service providers have been seeking online channels to access those segments of the population that previously have been underserved, including the younger generation of potential customers that increasingly prefer mobile access to the internet. In addition, new technology-enabled financial service providers have emerged to compete with traditional financial institutions and take advantage of this market opportunity, which in turn gives traditional financial institutions an incentive to utilize online channels. Lending to SMEs has also grown rapidly in China as SMEs have grown significantly and more financial service providers have been focusing on SME lending. The growth of our business will depend in part on the continuation of these trends.

Effectiveness of matching and recommendation

The revenue and growth of our recommendation services for financial service providers primarily depend on the effectiveness of our matching and recommendation capabilities. We rely on our data insights and proprietary technologies to efficiently match users with the financial products most suitable to their needs and increase the success rate of their applications to attract users to our platform. In turn, our user base enables us to serve financial service providers in reaching and serving their target customers more effectively through online and mobile channels. As we generate the majority of our revenues from recommendation services for financial service providers, we must continually enhance our data insights and strengthen our proprietary technologies to improve our matching and recommendation capabilities.

Integration with financial service providers

We launched our online platform in 2012 with sales and marketing solutions, and introduced big data risk management solutions in 2015 and Gold Cloud in 2016. Through cooperation with financial service providers, we have further improved and developed the services and solutions that we can offer to them. These services and solutions often require some degree of integration between our systems and the financial service provider’s, which increases their efficiency and also give financial service providers an additional incentive to remain on our platform. Increased integration also gives us access to more and better data, enabling better curation of financial products and improving monetization. We offer a range of solutions requiring different degrees of integration, and over time, financial service providers have been increasingly adopting solutions that require greater levels of integration. For this trend to continue, we must continue to enhance our data insights and develop proprietary technology to make our new and existing solutions more attractive to financial service providers. Developing new solutions will also give us more opportunities to cross sell.

Expansion of our user base and user activity

Although we generate our revenue primarily from fees that we charge financial service providers, their demand for our services and solutions largely depends on our ability to help them reach and serve their target customers. Therefore, the size and characteristics of our user base on our platform significantly affect our revenue and results of operations. We must maintain a large and active user base that is geographically and demographically diverse. We have incurred significant expenses and devoted considerable resources to marketing activities and user traffic acquisition as we have grown our business, and we expect to continue to incur significant expenses as we grow. To achieve profitability, we must be able to retain and expand our user base and user activity in a cost effective manner.

Operating leverage of our platform

We have incurred significant expenses in building our platform and developing capabilities in data analytics and technology. Our business model is highly scalable and our platform is built to support our continued growth. While we expect our expenses to increase in absolute terms as our business expands, we also expect them to decrease as a proportion of our total revenues as we leverage our platform and achieve more economies of scale. Personnel costs have been the largest component of our total costs and expenses after marketing expenses, so to maintain and improve the operating leverage of our platform we must be able to grow our business without adding disproportionately to our personnel costs.

Ability to compete effectively

Our business and results of operations depend on our ability to compete effectively in the markets in which we operate. We compete primarily with other companies that also seek to position themselves as open platforms serving both borrowers and financial service providers. We also compete with platforms that are affiliated with major internet companies, including search engine, social media, e-commerce and online payment companies. Some of these internet companies also offer their financial products on our platform, so they both compete and cooperate with us. In addition, we compete with financial service providers to the extent that they offer or list financial products on their own platform, and some of these financial service providers may also offer financial products on our platform as well. The internet finance industry is continually evolving, and new competitors may emerge at any time. We must continue to innovate our services and solutions in a way that financial service providers will find attractive. Our ability to compete effectively depends in large part on our ability to anticipate the needs of both financial service providers and users.

Regulatory environment in China

The PRC government’s regulatory framework governing the online consumer finance market is rapidly evolving and is subject to further change and interpretation, and the application and interpretation of these laws and regulations are ambiguous and may be interpreted and applied inconsistently between different governing authorities. If the PRC government adopts stringent regulations on financial service providers in the online consumer finance market, the growth of that market may slow, which may limit our growth. If they impose specific requirements (including licensing requirements) on us, the requirements may be difficult or costly for us to comply with. Regulations may be adopted in a way that favor competing business models or that disadvantage the internet finance industry as a whole in comparison to traditional financial institutions.

Key Components of Results of Operations

Revenues

Our revenues are derived from recommendation services for loans and credit cards and advertising, marketing and other services offered to financial service providers.

The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the periods presented:

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
Revenues:
Recommendation services:
Loans	116,738	69.3	238,846	67.0	1,119,456	172,057	77.4
Credit cards	38,406	22.8	64,911	18.2	228,905	35,182	15.9
Total recommendation services	155,144	92.1	303,757	85.2	1,348,361	207,239	93.3
Advertising, marketing and other services	13,229	7.9	52,630	14.8	97,412	14,972	6.7
Total revenues	168,373	100.0	356,387	100.0	1,445,773	222,211	100.0

Recommendation services.   We record fees charged for our recommendation services for loan products on a cost-per-action basis, where the action is generally determined by a user’s completion of a loan application. In recent years, the average loan size and the average loan duration on our platform have both decreased as financial technology has made it more cost effective for financial service providers to extend credit to previously underserved segments of the market. Generally speaking, we benefit from a trend towards smaller and shorter duration loans to the extent that they result in larger numbers of loans being taken out more frequently. However, average loan size and duration also indirectly affect the fees that lenders are willing to pay. As average loan size and duration have decreased, our average fee per loan application decreased by 36.2% from RMB 22.27 in 2015 to RMB 14.21 in 2016, and further by 12.2% to RMB 12.47 (US$1.92) in 2017.

We record fees charged for our recommendation services for credit card products on a cost-per-success basis, where the success is most often defined as the issuance of a credit card and in other cases by the completion of an application or the first usage of a credit card, depending on the credit card issuer’s policy. Our average fee per credit card, based on the portion of our credit card volume relating to our recommendation services revenues, increased significantly from RMB 73.93 in 2015 to RMB 74.17 in 2016 and further to RMB 92.78 (US$14.26) in 2017.

Advertising, marketing and other services.   We provide performance-based and to a lesser extent time-based advertising and marketing services primarily to financial service providers of credit cards and wealth management products, both on our own platform and on third-party search engine, social networking or other platforms where we purchase advertising resources. We expect growth in our recommendation services revenues to cause our advertising and marketing services revenues to decrease in relative terms as a percentage of our total revenues over time.

Cost of revenues

The following table sets forth our cost of revenues, both in absolute amount and as a percentage of total revenues, for the periods indicated:

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
Cost of revenues	(34,423)	20.4	(66,683)	18.7	(143,828)	(22,106)	9.9

Cost of revenues consists primarily of direct costs relating to advertising and marketing services revenue, data acquisition costs and short message service (SMS) fees, payroll costs and related expenses for user service in our call center. Our total cost of revenues have been growing in absolute terms as we have expanded our business.

Operating Expenses

Our operating expenses consist of sales and marketing expenses, research and development expenses and general and administrative expenses. Our expenses have been growing in absolute terms as we have expanded our business.

The following table sets forth our operating expenses, both in absolute amount and as a percentage of total revenues, for the periods indicated:

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
Operating expenses:
Sales and marketing	(262,359)	155.9	(382,915)	107.4	(1,227,896)	(188,724)	84.9
Research and development	(45,358)	26.9	(72,832)	20.4	(153,905)	(23,655)	10.7
General and administrative	(22,419)	13.3	(16,273)	4.6	(93,718)	(14,404)	6.5
Total operating expenses	(330,136)	196.1	(472,020)	132.4	(1,475,519)	(226,783)	102.1

Sales and marketing expenses

Our sales and marketing expenses consist primarily of marketing expenses relating to traffic acquisition, payroll costs and related expenses for employees involved in sales and marketing activities, and expenses for the portion of our call center operations that we outsource. We expense all sales and marketing costs as incurred. We expect that our sales and marketing expenses will increase in absolute terms as we engage in more marketing and sales activities and hire additional sales and marketing personnel.

Research and development expenses

Our research and development expenses consist primarily of payroll costs and related expenses for employees involved in developing and improving our platform and our services and solutions. We expense all research and development costs as incurred. We expect that our research and development expenses will increase in absolute terms as we continue to develop new technology and services.

General and administrative expenses

Our general and administrative expenses consist primarily of payroll costs and related expenses for employees involved in general corporate functions, including finance, legal and human resources, and professional fees relating to these functions. We expect that our general and administrative expenses will increase in absolute terms as we hire additional personnel and incur costs related to the anticipated growth of our business and our operation as a public company.

Taxation

Cayman Islands

We are not subject to income or capital gains tax under the current laws of the Cayman Islands. There are no other taxes likely to be material to us levied by the government of the Cayman Islands.

Hong Kong

Jianpu (Hong Kong) Limited, our subsidiary incorporated in Hong Kong, is subject to Hong Kong profits tax at a rate of 16.5%. Hong Kong does not impose a withholding tax on dividends.

China

Our PRC subsidiary and our variable interest entity which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25% except for 15% for the entities qualified as High and New Technology Enterprises. In addition, our PRC subsidiary and our variable interest entity are subject to value added taxes, or VAT, at a rate of 6% on the services we provide to financial service providers, less any deductible VAT we have already paid or borne. They are also subject to surcharges on VAT payments in accordance with PRC law.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless they qualify for a special exemption. If Jianpu (Hong Kong) Limited satisfies all the requirements under the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income and receives approval from the relevant tax authority, then dividends paid by our wholly foreign-owned subsidiary in China will be subject to a withholding tax rate of 5% instead. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may not be able to obtain certain benefits under the relevant tax arrangement for dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Critical Accounting Policies, Judgments and Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this annual report. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Basis of presentation and principles of consolidation

Prior to the completion of transfer of the platform business to us, our business was carried out by various subsidiaries and a variable interest entity of RONG360 Inc. that were under common control with us, the accompanying consolidated financial statements include the assets, liabilities, revenue, expenses and cash flows that were directly attributable to our business for all periods presented. The historical funding provided by RONG360 for our business was deemed and presented as a contribution to us from RONG360 in the consolidated financial statements. However, such presentation may not necessarily reflect the results of operations, financial position and cash flows if we had actually existed on a stand-alone basis during the periods presented.

The assets and liabilities had been stated at historical carrying amounts. Only those assets and liabilities that were specifically identifiable to our business were included in our consolidated balance sheets. Income tax liability was calculated based on a separate return basis as if we had filed a separate tax return. Our statement of comprehensive loss consisted all the related revenues, costs and expenses of our business, including allocation to the cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses, which were incurred by RONG360 but related to our business prior to the transfer of the platform business. These allocated costs and expenses were primarily related to workplace resources, information technology supports and certain corporate functions, including senior management, finance, legal and human resources, as well as share-based compensation. These allocations were based on proportional cost allocation by considering proportion of headcount and transaction volume, among other things, attributable to us and were made on a basis considered reasonable by our management.

The following table sets forth the cost of revenues, sales and marketing expenses, research and development expenses, general and administrative expenses allocated from RONG360 for the years ended December 31, 2015, 2016 and 2017 prior to the transfer of platform business to us:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	6,112	7,930	8,081	1,242
Sales and marketing expenses	16,785	23,785	25,049	3,850
Research and development expenses	11,161	18,175	29,940	4,602
General and administrative expenses	19,604	15,386	11,882	1,826
Total	53,662	65,276	74,952	11,520

Our business operated within RONG360 Inc.’s corporate cash management program prior to the transfer of platform business from RONG360 to us by the end of October 2017. For purposes of presentation in our consolidated statements of cash flows, the cash flow from RONG360 to support our business was presented as funding from RONG360, which was included in cash flows from financing activities. Funding from RONG360 as disclosed under cash flows from financing activities also reflected the changes in contribution from RONG360 as presented in the consolidated statements of changes in invested/shareholders’ (deficit)/equity.

Our consolidated financial statements related to periods after the completion of the transfer of the platform business from RONG360 to us include the financial statements of Jianpu Technology Inc., its subsidiaries and the variable interest entity for which Jianpu Technology Inc. is the ultimate primary beneficiary. Subsidiaries are those entities in which Jianpu Technology Inc., directly or indirectly, controls more than one half of the voting power, or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

A variable interest entity is an entity in which Jianpu Technology Inc., or its subsidiary, through contractual arrangements, exercises effective control over the activities that most impact the economic performance, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore Jianpu Technology Inc. or its subsidiary is the primary beneficiary of the entity.

All significant intercompany transactions and balances between Jianpu Technology Inc. and its wholly-owned subsidiaries and the variable interest entity are eliminated upon consolidation.

Revenue recognition

We operate a platform for discovery and recommendation of financial products, including consumer and other loans, credit cards, and wealth management products offered by a variety of financial service providers. Our platform includes our website, mobile website and mobile apps, which enable users to browse and search product information and initiate an online application. We generate revenues from recommendation services for loans and credit cards and from advertising, marketing and other services.

Consistent with the criteria of ASC 605, Revenue Recognition, we recognize revenues when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured. Revenue is measured at the fair value of the consideration received or receivable.

For service arrangements that involve multiple deliverables, revenues are allocated to each unit of accounting based on relative selling price of each unit of accounting according to the selling price hierarchy established by ASU No. 2009-13. We use vendor-specific objective evidence of selling price, if it exists, or otherwise, third-party evidence of selling price. If neither exists, we use the management’s best estimate of the selling price for that deliverable. For the periods presented, we primarily used vendor-specific objective evidence to allocate the arrangement consideration.

We recognize revenues net of discounts and return allowances when the services are delivered. Customers for recommendation services are entitled to apply for returns for invalid recommendations within a specified period after the recommendation is delivered under limited circumstances, for example where the applicant’s phone number cannot be contacted or the applicant is on a blacklist maintained by financial service providers. Return allowances are estimated as a reduction of revenues based on historical experiences of returns granted to customers.

Revenues are recorded net of value-added taxes and related surcharges.

Recommendation services—loans.   We provide recommendation services in respect of loan products offered by the financial service providers on our platform, and assist the financial service providers or their loan sales representatives to identify qualified individual users or borrowers. We consider the financial service providers, including banks, credit card issuers, micro-loan companies and other licensed financial institutions, consumer finance companies and emerging technology-enabled financial service providers, or their loan sales representatives, to be our customers, and we receive service fees from the customers primarily based on the number of applications of qualified users. After the users or borrowers submit applications for the recommended products to the financial service providers, we do not maintain any obligations. The price for each recommendation charged to financial service providers is a fixed price as pre-agreed in the service contract, or, where we have a bidding system for loans offered by loan sales representatives of the same financial services provider, pre-set in the bidding systems by the customers. The price is not determined by the size or duration of the loan that is the subject of the recommendation. Revenue is recognized when the user application is delivered to customers, net of estimated returns, provided the collectability is reasonably assured.

Recommendation services—credit card.   We provide recommendation services in respect of credit card products offered by credit card issuers on our platform. Users can select and apply for the credit cards and submit applications to the issuers. We are not involved in the credit card approval or issuance process. A service fee is charged to the customers, in other words the credit card issuers, on what is referred to as a “cost-per-success” basis, where the success is most often defined as the issuance of a credit card and in other cases by the completion of an application or the first usage of a credit card, depending on the credit card issuer’s policy. Revenue is recognized on a monthly basis when the customers confirm the number of card applications, issuances or first usages with us, provided that collection of the receivable is reasonably assured.

Advertising, marketing and other services.   We also provide advertising, marketing and other services primarily to financial service providers of credit cards and wealth management products. Our advertising and marketing services allow customers to place advertisements in particular areas of our platform and our third-party advertising network, at performance-based or time-based fixed prices, in particular formats and over particular periods of time. Performance-based revenues are recognized based on effective clicks or effective activations, depending on the relevant performance measures. Effective click refers to the user clicking on the advertisement. Effective activation generally refers to the user providing contact information or completing a registration form on the advertiser’s website after being redirected from the advertisement, or the user’s application being successfully approved by the credit card issuers in the case of advertising and marketing services related to credit card products.

For service arrangements involving third-party platforms, we have assessed our revenue arrangements against the specific criteria of ASC 605 and determined whether we are acting as principal or agent. For arrangements where we have several strong indicators that we have risks and rewards of a principal, such as being the primary obligor, being subject to inventory risk, and having latitude in establishing prices and selecting suppliers, revenue is recorded on a gross basis, with the related marketing costs charged by third party platforms that are directly attributable to the customers are recorded as costs. Otherwise, the revenue is recorded on a net basis.

Share-based Compensation Expense and Valuation of Underlying Equity

We use the Binomial option pricing model to estimate fair value of the share options. The determination of estimated fair value of share-based awards on the grant date using an option pricing model is affected by the fair value of underlying ordinary shares as well as assumptions regarding a number of complex and subjective variables. These variables include the expected value volatility of underlying ordinary shares over the expected term of the awards, actual and projected employee share option exercise behaviors, a risk free interest rate and any expected dividends. The underlying ordinary shares which do not have quoted market prices, were valued based on the income approach. Determination of estimated fair value of the underlying ordinary shares requires complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information on companies in China similar to them.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate forfeitures of the pre-vesting options and record share-based compensation expenses only for those awards that are expected to vest.

For shares options granted with performance condition, the share-based compensation expenses is recorded when the performance condition is considered probable. Where the occurrence of an IPO is a performance condition, cumulative share-based compensation expenses for the options that have satisfied the service condition are recorded upon the completion of the IPO.

Our share based awards granted to employees of the non-platform business should be recognized as a deemed dividend to our parent company, RONG360 Inc. at the fair value determined as of the grant date.

The detailed information of the share-based compensation expenses recognized for the year ended December 31, 2015, 2016 and 2017 is included in note 10 to our consolidated financial statements in this annual report.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of our total revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
Revenues:
Recommendation services:
Loans (including revenues from related party of RMB nil, RMB19,932 and RMB102,997 for the years ended December 31, 2015, 2016 and 2017, respectively.)	116,738	69.3	238,846	67.0	1,119,456	172,057	77.4
Credit cards	38,406	22.8	64,911	18.2	228,905	35,182	15.9
Total recommendation services	155,144	92.1	303,757	85.2	1,348,361	207,239	93.3
Advertising, marketing and other services	13,229	7.9	52,630	14.8	97,412	14,972	6.7
Total revenues	168,373	100.0	356,387	100.0	1,445,773	222,211	100.0
Cost of revenues	(34,423)	(20.4)	(66,683)	(18.7)	(143,828)	(22,106)	(9.9)
Gross profit	133,950	79.6	289,704	81.3	1,301,945	200,105	90.1
Operating expenses:
Sales and marketing	(262,359)	(155.9)	(382,915)	(107.4)	(1,227,896)	(188,724)	(84.9)
Research and development	(45,358)	(26.9)	(72,832)	(20.4)	(153,905)	(23,655)	(10.7)
General and administrative	(22,419)	(13.3)	(16,273)	(4.6)	(93,718)	(14,404)	(6.5)
Loss from operations	(196,186)	(116.5)	(182,316)	(51.1)	(173,574)	(26,678)	(12.0)
Others, net	12	0.0	191	0.1	(169)	(26)	(0.0)
Loss before income tax	(196,174)	(116.5)	(182,125)	(51.0)	(173,743)	(26,704)	(12.0)
Income tax expense	—	—	—	—	(28,382)	(4,362)	(2.0)
Net loss	(196,174)	(116.5)	(182,125)	(51.0)	(202,125)	(31,066)	(14.0)

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Total revenues.   Our total revenues increased by 306% from RMB356.4 million in 2016 to RMB1,445.8 million in 2017, primarily due to increases in revenues from recommendation services and from advertising and marketing services.

•                  Revenues from recommendation services increased by 344% from RMB 303.8 million in 2016 to RMB 1,348.4 million in 2017. Revenues from recommendation services for loan products increased by 369% from RMB 238.8 million in 2016 to RMB 1,119.5 million in 2017, primarily due to a 434% increase in the number of loan applications on our platform from 16.8 million in 2016 to 89.8 million in 2017, partially offset by a decline in average unit price due to an decrease in average loan size and duration. Revenues from recommendation services for credit card products increased by 253% from RMB 64.9 million to RMB 228.9 million, due to an increase in the credit card volume relating to our recommendation services revenue by 182% from 0.9 million in 2016 to 2.5 million in 2017.

•                  Revenues from advertising, marketing and other services increased by 85.2% from RMB 52.6 million in 2016 to RMB 97.4 million in 2017, primarily due to an increase in revenues from big data and risk management solutions, as well as an increase in the number of financial service providers utilizing our advertising and marketing services and to a lesser extent, an increase in the average advertising spend per financial service provider.

Cost of revenues. Cost of revenues increased by 116% from RMB 66.7 million in 2016 to RMB 143.8 million in 2017, primarily attributable to a 56.3% increase in direct costs relating to advertising and marketing services revenue from RMB 41.4 million in 2016 to RMB 64.7 million in 2017 as we acquired more traffic to expand our revenue from advertising and marketing services.

Gross profit and gross margin.   Our gross profit increased by 349% from RMB 289.7 million in 2016 to RMB 1,301.9 million in 2017, and our gross margin increased from 81.3% in 2016 to 90.0% in 2017, as a result of the foregoing.

Sales and marketing expenses.   Our sales and marketing expenses increased by 221% from RMB 382.9 million in 2016 to RMB 1,227.9 million in 2017, primarily due to a 280% increase in marketing and advertising expenses from RMB 285.3 million to RMB 1,085.3 million, a 42.6% increase in payroll costs relating to marketing activities from RMB 56.1 million to RMB 80.0 million and recognition of RMB 17.8 million in share-based compensation expenses in the fourth quarter 2017 related to the employee options that were granted historically with a performance target contingent upon IPO. Our marketing and advertising expenses grew as we devoted more resources to attracting users and financial service providers to our platform. Our payroll costs grew as we hired new sales and marketing personnel for our online platform in 2017.

Research and development expenses.   Our research and development expenses increased by 111% from RMB 72.8 million in 2016 to RMB 153.9 million in 2017, primarily due to a 69.1% increase in payroll costs relating to research and development activities from RMB 64.1 million to RMB 108.4 million as the number of our research and development personnel increased from 231 in 2016 to 283 in 2017 and recognition of RMB 32.1 million in share-based compensation expenses in the fourth quarter 2017 related to the employee options that were granted historically with a performance target contingent upon IPO.

General and administrative expenses.   Our general and administrative expenses increased by 475% from RMB 16.3 million in 2016 to RMB 93.7 million in 2017, primarily due to the increase in professional fees including one-time expenses in connection with the Restructuring as we prepared for the IPO, and recognition of RMB 53.7 million in share-based compensation including the employee options granted historically with a performance target contingent upon IPO and the new options granted under 2017 Share Incentive Plan to the management and executives in December, 2017.

Net loss.   As a result of the foregoing, we had a net loss of RMB 182.1 million in 2016 as compared to a net loss of RMB 202.1 million (US$31.1 million) in 2017.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Total revenues.   Our total revenues increased by 112% from RMB 168.4 million in 2015 to RMB 356.4 million in 2016, primarily due to an increase in revenues from recommendation services and from advertising and marketing services.

•                  Revenues from recommendation services increased by 95.9% from RMB 155.1 million in 2015 to RMB 303.8 million in 2016. Revenues from recommendation services for loan products increased by 105% from RMB 116.7 million in 2015 to RMB 238.8 million in 2016, primarily due to a 221% increase in the number of loan applications on our platform from 5.2 million in 2015 to 16.8 million in 2016, partially offset by a decline in average unit price due to a decrease in average loan size and duration. The introduction of our Gold Cloud solution in the first quarter of 2016 helped drive the increase in the number of loan applications on our platform in 2016. Revenues from recommendation services for credit card products increased by 69.0% from RMB 38.4 million to RMB 64.9 million, due to an increase in the credit card volume relating to our recommendation services revenue by 68.5% from 0.5 million in 2015 to 0.9 million in 2016.

•                  Revenues from advertising, marketing and other services increased by 298% from RMB 13.2 million in 2015 to RMB 52.6 million in 2016, primarily due to an increase in the number of financial service providers utilizing our advertising and marketing services and to a lesser extent, an increase in the average advertising spend per financial service provider.

Cost of revenues.   Cost of revenues increased by 93.9% from RMB 34.4 million in 2015 to RMB 66.7 million in 2016, primarily attributable to a 207% increase in direct costs relating to advertising and marketing services revenue from RMB 13.5 million in 2015 to RMB 41.4 million in 2016 as we acquired more traffic to expand our revenue from advertising and marketing services.

Gross profit and gross margin.   Our gross profit increased by 116% from RMB 134.0 million in 2015 to RMB 289.7 million in 2016, and our gross margin increased from 79.6% in 2015 to 81.3% in 2016, as a result of the foregoing.

Sales and marketing expenses.   Our sales and marketing expenses increased by 46.0% from RMB 262.4 million in 2015 to RMB 382.9 million in 2016, primarily due to a 41.4% increase in marketing and advertising expenses from RMB 201.7 million to RMB 285.3 million, a 47.6% increase in payroll costs relating to marketing activities from RMB 38.0 million to RMB 56.1 million and a 164% increase in call center outsourcing for marketing services expenses from RMB 9.8 million to RMB 25.9 million. Our marketing and advertising expenses and our call center outsourcing for marketing services expenses grew as we devoted more resources to attracting users and financial service providers to our platform. Our payroll costs grew as we hired new sales and marketing personnel for our online platform in 2016, even as we discontinued our offline sales and marketing operations.

Research and development expenses.   Our research and development expenses increased by 60.4% from RMB 45.4 million in 2015 to RMB 72.8 million in 2016, primarily due to a 63.1% increase in payroll costs relating to research and development activities from RMB 39.3 million to RMB 64.1 million as the number of our research and development personnel increased from 164 in 2015 to 231 in 2016.

General and administrative expenses.   Our general and administrative expenses decreased by 27.2% from RMB 22.4 million in 2015 to RMB 16.3 million in 2016, primarily due to a 63.6% decrease in share-based compensation expenses from RMB 13.2 million to RMB 4.8 million, partially offset by a 42.2% increase in payroll costs relating to our corporate operation functions from RMB 4.5 million to RMB 6.4 million as the scale of our business grew and we made preparations to become a public company.

Net loss.   As a result of the foregoing, we had a net loss of RMB 196.2 million in 2015 as compared to a net loss of RMB 182.1 million in 2016.

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in note 3 to our consolidated financial statements included elsewhere in this prospectus.

B.    Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(158,856)	(239,129)	(28,099)	(4,319)
Net cash used in investing activities	(4,858)	(4,352)	(18,823)	(2,893)
Net cash provided by financing activities	163,714	243,481	1,611,903	247,745
Effect of exchange rate changes on cash and cash equivalents	—	—	(21,170)	(3,254)
Net increase in cash and cash equivalents	—	—	1,543,811	237,279
Cash and cash equivalents at beginning of the year	—	—	—	—
Cash and cash equivalents at end of the year	—	—	1,543,811	237,279

Our business operated within RONG360 Inc.’s corporate cash management program prior to the transfer of the platform business from RONG360 to us. Historically, RONG360 Inc. completed four rounds of equity financing between 2012 and 2015, before the launch of its technology-enabled online lending business, when our platform business constituted its only business. For purposes of presentation in our consolidated statements of cash flows, the cash flow from RONG360 to support our business was presented as funding from RONG360, which was included in cash flows from financing activities. Funding from RONG360 as disclosed under cash flows from financing activities also reflected the changes in contribution from RONG360 as presented in the consolidated statements of changes in invested (deficit)/equity.

RONG360 Inc. has provided RMB 150 million (US$23.1 million) of initial working capital to us in the form of a capital contribution.

We believe our cash on hand as of December 31, 2017 will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months.  After our IPO, we decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

In utilizing the proceeds we received from our IPO, we may make additional capital contributions to our PRC subsidiary, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•                  capital contributions to our PRC subsidiaries conducting our value-added telecommunications businesses must be approved by the Ministry of Commerce or its local counterparts; and

•                  loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches.

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Exchange.”

Substantially all of our future revenues are likely to be in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating Activities

Net cash used in operating activities for the year ended December 31, 2017 was RMB 28.1 million (US$4.3 million), as compared to net loss of RMB 202.1 million (US$31.1 million) for the same period. The principal changes in operating assets and liabilities were an increase of RMB 124.6 million (US$19.1 million) in accounts receivable and an increase of RMB 110.6 million (US$17.0 million) in prepayments and other current assets, partially offset by an increase of RMB 136.2 million (US$20.9 million) in accounts payable, an increase of RMB 56.6 million (US$8.7 million) in amount due to related party, an increase of RMB 53.4 million (US$8.2 million) in advance from customers and an increase of RMB 40.3 million (US$6.2 million) of accrued expenses and other current liabilities. The principal non-cash items affecting the difference between our net loss and our net cash provided by operating activities in 2017 were RMB 107.8 million (US$16.6 million) of share-based compensation expenses and RMB 5.8 million (US$0.9 million) of depreciation and amortization expenses. The increases in accounts receivable, accounts payable and prepayments and other current assets were attributable to the growth of our business.

Net cash used in operating activities for the year ended December 31, 2016 was RMB 239.1 million, as compared to net loss of RMB 182.1 million for the same year. The principal changes in operating assets and liabilities were an increase of RMB 30.0 million in prepayments and other current assets, an increase of RMB 21.1 million in amount due from related party, an increase of RMB 16.0 million in accounts receivable and a decrease of RMB 14.0 million in accounts payable, partially offset by an increase in accrued expense and other current liabilities of RMB 7.5 million. The principal non-cash items affecting the difference between our net loss and our net cash provided by operating activities in 2016 were RMB 4.8 million of share-based compensation expenses and RMB 4.6 million of depreciation and amortization expenses. The increases in prepayments and other current assets, accounts receivable and accrued expenses were attributable to the growth of our business. The decrease in accounts payable was due to a change in the billing practice of one of the third-party platforms where we purchase advertising resources.

Net cash used in operating activities for the year ended December 31, 2015 was RMB 158.9 million, as compared to net loss of RMB 196.2 million for the same year. The principal changes in operating assets and liabilities were an increase of RMB 34.8 million in accounts payable, an increase of RMB 9.9 million in advance from customers and an increase in accrued expenses and other current liabilities of RMB 9.2 million, partially offset by an increase of RMB 33.0 million in accounts receivable. The principal non-cash item affecting the difference between our net loss and our net cash provided by operating activities in 2015 was RMB 13.2 million of share-based compensation expenses and RMB 3.7 million of depreciation and amortization expenses.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2017 was RMB 18.8 million (US$2.9 million) for purchases of property and equipment.

Net cash used in investing activities for the year ended December 31, 2016 was RMB 4.4 million for purchases of property and equipment.

Net cash used in investing activities for the year ended December 31, 2015 was RMB 4.9 million for purchases of property and equipment.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2017 was RMB1,611.9 million (US$247.7 million) including the receipt of IPO proceeds, net of cost RMB1,368.5 million (US$210.3 million), RMB150 million (US$23.1 million) of initial working capital provided by RONG360 to us in the form of a capital contribution and RMB93.4 million (US$14.4 million) working capital support provided by RONG360 prior to the transfer of platform business to us.

Net cash provided by financing activities for the year ended December 31, 2016 was RMB 243.5 million, as RONG360 funded the cash that we used in our operating and investing activities.

Net cash provided by financing activities for the year ended December 31, 2015 was RMB 163.7 million, as RONG360 funded the cash that we used in our operating and investing activities.

Capital Expenditures

Our capital expenditures are primarily incurred for purchases of property and equipment. Our capital expenditures were RMB 4.9 million in 2015, RMB 4.4 million in 2016 and RMB 18.8 million (US$2.9 million) in 2017. We intend to fund our future capital expenditures with the cash balance that we received from RONG360 in the Restructuring and proceeds from our IPO. We will continue to make capital expenditures to meet the needs of the expected growth of our business.

Holding Company Structure

Jianpu Technology Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and our variable interest entity in China. As a result, Jianpu Technology Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our variable interest entity in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, any of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our variable interest entity may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. No profit appropriation to the reserve funds was made for our PRC entities for the years ended December 31, 2015, 2016 and 2017 as these entities were in an accumulated loss position as of December 31, 2015, 2016 and 2017 under PRC GAAP. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.            Research and Development

See “Item 4. Information On the Company—B. Business Overview—Data and Technology.” and  “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2017 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.            Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.             Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017:

	Total		Less than 1 year		1 - 2 years		More than 2 years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Operating lease agreements	54,818	8,425	20,452	3,143	18,451	2,836	15,915	2,446
Advertising commitments	546	84	546	84	—	—	—	—
Total	55,364	8,509	20,998	3,227	18,451	2,836	15,915	2,446

Operating lease agreements represent leases for our office premises. Advertising commitments represent commitments for branding, marketing and user traffic acquisition services from third parties that have not been delivered and paid.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2017.

G.           Safe Harbor

See “Forward-Looking Statements” on page 1 of this annual report.

ITEM 6.                        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Daqing (David) Ye	45	Co-Founder, Chairman and Chief Executive Officer
Jiayan Lu	42	Co-Founder, Director and Chief Operating Officer
Caofeng Liu	35	Co-Founder, Director and Chief Technology Officer
Chenchao Zhuang	42	Co-Founder, Director
James Qun Mi	50	Director
Kui Zhou	50	Director
Yuanyuan Fan	43	Director
Denny Lee	50	Independent Director
Xiaoyan Zhang	41	Independent Director
Yilü (Oscar) Chen	43	Chief Financial Officer

Mr. Daqing (David) Ye has served as the chairman of our board of directors and our chief executive officer since October 2017. He is a co-founder of RONG360, and has served as its chairman since its inception. Mr. Ye has 20 years of experience in operations and management of internet business and consumer financial institutions in China and the United States. Before founding our company, he served as head of marketing for PayPal, China from 2009 to 2011, director of digital marketing capabilities of American Express Company’s, Risk, Information & Banking Group in New York from 2007 to 2009, and senior manager of marketing analysis at AOL Inc. from 2004 to 2007. Mr. Ye started his career as a risk data analyst at Capital One Financial Corporation’s risk strategy and analysis team in 1998, and later worked as a credit risk manager at Global Credit Assurance & Consulting team, and managed statisticians and data analysts at the acquisition marketing team of Capital One’s Under Served Markets group from 2000 to 2004. Mr. Ye received a bachelor’s degree in engineering from Hunan University in China and a master’s degree in finance from the George Washington University in the United States. He is an EMBA candidate at the PBC School of Finance, Tsinghua University.

Mr. Jiayan Lu has served as our director and chief operating officer since October 2017. He is a co-founder of RONG360, and has serve as its director since August 2015. Mr. Lu served as deputy director of Pudong branch, deputy general manager of Shanghai branch and deputy general manager of operations of the Bank of Ningbo from 2007 to 2011. Mr. Lu worked as the manager of the customer service center of Royal & Sun Alliance Insurance plc in greater China from 2004 to 2007 and director of the customer service center of Standard Chartered Bank from 2002 to 2004. Mr. Lu received a bachelor’s degree in international finance from Shanghai Jiaotong University in 1997 and an MBA degree from Shanghai Jiaotong University in 2002.

Mr. Caofeng Liu has served as our director and chief technology officer since October 2017. He is a co-founder of RONG360. Prior to that, Prior to founding our company, Mr. Liu served as research and development manager at Baidu, Inc. from 2008 to 2011, senior research and development manager at kuxun.com from 2006 to 2008 and architect at tq.com from 2004 to 2006. Mr. Liu received a bachelor’s degree in electronic engineering from Nanchang Hangkong University in 2004.

Mr. Chenchao Zhuang has serve as our director since October 2017. He is a co-founder of RONG360. Mr. Zhuang is a co-founder and managing director of Zebra Global Capital, a technology private-equity firm in China. Prior to that, Mr. Zhuang was a co-founder and chief executive officer of Qunar Cayman Islands Limited from June 2011 to January 2016, where he and his team grew Qunar from a small technology startup to become a leading online travel company. Prior to co-founding Qunar, Mr. Zhuang worked for the World Bank as a system architect based in Washington, D.C. from 2001 to 2005. Prior to moving to Washington, D.C., Mr. Zhuang was the chief technology officer of Shawei.com, a leading sports portal website in China. Mr. Zhuang received a bachelor’s of science degree in electrical engineering from Peking University in 1998.

Mr. James Qun Mi has served as our director since October 2017. Mr. Mi has served as a director of a privately held company since September 2017. He has served as a managing director of Lightspeed China Partners, a China-focused early-stage venture capital firm with investments in internet, mobile and information technology, since co-founding it in 2011. Mr. Mi served as a managing director of Lightspeed Venture Partners from 2008 to 2011. From 2003 to 2008, Mr. Mi worked for Google, first as its head of Asia Products and the chief representative of its representative office in China, and later as a director of corporate development for strategic investments and mergers and acquisitions in the greater China area and the pan-Asian region. Mr. Mi holds 14 U.S. patents in flash memory, communications, internet security and commerce. Mr. Mi is also a director of 17 privately held companies. Mr. Mi received a bachelor’s degree in physics from Fudan University in 1989 and a master’s degree in electrical engineering from Princeton University in 1991.

Mr. Kui Zhou has served as our director since October 2017. He is a partner at Sequoia Capital China who has been focusing on early investments in the technology, media, telecom and healthcare industries. Currently he serves as a director of each of Yitu Technology, Eversec, Pony AI, Winona, Dada Nexus, IngageApp and E.T.XUN. Prior to joining Sequoia in 2005, Mr. Zhou spent many years at Lenovo Group. He received a master’s degree of business administration from Tsinghua University in 2000.

Ms. Yuanyuan Fan has served as our director since October 2017. Ms. Fan also serves as a privately held company director since January 2017. She is a director of a privately held company since December 2016. Ms. Fan is a partner and managing director of Sailing Capital Overseas Investments Fund, LP since May 2016. She is a director of Sunny Oasis Limited since March 2016. She has also served as director of YMT Holding Limited and Hang International Investment Ltd. since May and April 2015, respectively. She has more than 10 years of experiences in private equity investments, consulting and financial services in both the United States and China. She worked at Pacific Asset Management from 2010 to 2012 and McKinsey & Company from 2008 to 2010. She received an MBA degree from Cornell University in 2003 and a bachelor’s degree from Shanghai University of Finance & Economics.

Mr. Denny Lee has served as our independent director since November 2017. Mr. Lee has served as a director of NetEase, Inc., a leading internet and online game service provider in China listed on the Nasdaq Global Select Market, since 2002. He was the chief financial officer of NetEase, Inc. from 2002 to 2007. Prior to joining NetEase, Inc., Mr. Lee worked in the Hong Kong office of KPMG for more than ten years. Mr. Lee currently serves as an independent non-executive director and the chairman of the audit committees of the following three companies: (1) New Oriental Education & Technology Group Inc., a provider of private education services in China listed on the New York Stock Exchange, (2) Concord Medical Services Holdings Limited, a leading specialty hospital management solution provider and operator in China listed on the New York Stock Exchange, and (3) China Metal Resources Utilization Ltd., a company principally engaged in the manufacturing and sales of copper and related products in China listed on the main board of Hong Kong Stock Exchange. Mr. Lee graduated from the Hong Kong Polytechnic University majoring in accounting and is a member of The Hong Kong Institute of Certified Public Accountants and The Chartered Association of Certified Accountants.

Ms. Xiaoyan Zhang has served as our independent director since February 2018. Ms. Zhang is currently assistant dean and Xinyuan Chair professor of finance at the PBC School of Finance, Tsinghua University. Professor Zhang’s research focuses on financial technology, international finance, empirical asset pricing and applied econometrics. She serves as Duke Realty chair professor of finance with tenure at the Krannert School of Management, Purdue University since 2010.  Prior to joining Krannert faculty, she was assistant professor of finance at the Johnson School of Management at Cornell University from 2002 to 2010. In 2014, Professor Zhang was named one of the “Top 40 under 40” Business School professors in the world. In 2017, she is recognized as an finance expert listed in the Recruitment Program of Global Experts, “the 1000 plan”, by the PRC government. She also serves as a member of the Issuance Examination Committee of China Securities Regulatory Commission. She is also an independent director of Sinoma International Engineering Co., Ltd. Professor Zhang received her bachelor’s degree in international economics from Beijing University in 1997 and her doctoral degree of philosophy in finance (with honor) from Columbia Business School in 2002.

Mr. Yilü (Oscar) Chen has served as our chief financial officer since October 2017, and before that RONG360 Inc.’s chief financial officer. Mr. Chen served as the chief financial officer of Jia.com from July 2015 to November 2016. Prior to that, Mr. Chen served as executive director at Fosun Kinzon Capital from July 2014 to July 2015, executive director at Goldman Sachs Gao Hua Securities from 2006 to 2014, vice president at Changjiang BNP Paribas Peregrine from 2005 to 2006, assistant general manager of the investment banking division at China Southern Securities Co., Ltd. from 2000 to 2005 and assistant audit manager at KPMG from 1997 to 2000. Mr. Chen received a bachelor’s degree in international business management from Shanghai University of International Business and Economics in 1997.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our senior executive officers. Pursuant to these agreements, we are entitled to terminate a senior executive officer’s employment for cause at any time without remuneration for certain acts of the officer, such as being convicted of any criminal conduct, any act of gross or willful misconduct or any serious, willful, grossly negligent or persistent breach of any employment agreement provision, or engaging in any conduct which may make the continued employment of such officer detrimental to our company. In connection with the employment agreement, each senior executive officer will enter into an intellectual property ownership and confidentiality agreement and agree to hold all information, know-how and records in any way connected with the products of our company, including, without limitation, all software and computer formulas, designs, specifications, drawings, data, manuals and instructions and all customer and supplier lists, sales and financial information, business plans and forecasts, all technical solutions and the trade secrets of our company, in strict confidence perpetually. Each officer will also agree that we shall own all the intellectual property developed by such officer during his or her employment.

We have also entered into indemnification agreements with our directors and senior executive officers. Under these agreements, we agree to indemnify them against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

B.            Compensation

For the year ended December 31, 2017, we paid an aggregate of approximately RMB 3.3 million (US 0.5 million) in cash and benefits to our executive officers. We do not pay our non-executive directors. For share incentive grants to our officers and directors, see “—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plans

RONG360 Inc. adopted its 2012 Share Plan, or the RONG360 2012 Plan, in November 2012. We adopted a share incentive plan, Global Share Plan effective on our IPO, to link the personal interests of our employees, directors and consultants to the success of our business. Our Global Share Plan is substantially identical to the RONG360 2012 Plan, pursuant to the Global Share Plan, not more than 26,905,189 shares of us may be issued.

In October 2017, our board of directors approved the 2017 Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2017 Share Incentive Plan, or the 2017 Plan, the maximum number of shares available for issuance shall be 2% of the total number of shares issued and outstanding as of the closing of our IPO, plus an annual increase on the first day of each of the first five fiscal years of the Company during the term of the 2017 Plan commencing with the fiscal year beginning January 1, 2018, by an amount equal to 2% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year (excluding issued shares reserved for future option exercise and restricted share unit vesting), and an annual increase on the first day of each of the next five fiscal years of the Company during the term of the 2017 Plan commencing with the fiscal year beginning January 1, 2023, by an amount equal to 1.5% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year (excluding issued shares reserved for future option exercise and restricted share unit vesting)

We assumed all outstanding share incentive awards issued under the RONG360 2012 Plan and administered the assumed awards pursuant to the Global Share Plan. As of the date of this annual report, 20,782,339 awards link to our shares under Global Share Plan succeed from the RONG360 2012 Plan remain outstanding. A total of 8,385,827 awards has been granted under the 2017 Share Incentive Plan to management executives and directors, and none of which is exercisable.

The following paragraphs summarize the terms of our Global Share Plan.

Types of Awards.  Our Global Share Plan permits awards of share purchase rights and options.

Plan Administration.  Our Global Share Plan is administered by our board of directors or by a committee of one or more members designated by our board of directors. The committee or the full board of directors, as applicable, has full authority and discretion to take any actions it deems necessary or advisable for the administration of the plan.

Award Agreement.  Awards granted under our Global Share Plan are evidenced by a share purchase agreement or share option agreement that sets forth terms, conditions and limitations for each award.

Exercise Price.  The plan administrator determines the purchase price or exercise price for each award, subject to the conditions set forth in our Global Share Plan.

Eligibility.  We may grant awards to our employees, non-employee directors and consultants. However, we may grant incentive share options only to our employees, parent and subsidiaries.

Term of the Awards.  The term of each option granted under our Global Share Plan may not exceed ten years from date of the grant. The term of share purchase rights granted under our Global Share Plan is set forth in the relevant share purchase agreement.

Vesting Schedule.  In general, the plan administrator determines the vesting schedule, which is set forth in the share purchase agreement or the share option agreement.

Transfer Restrictions.  Options may not be transferred in any manner by the recipient other than by will, by the laws of descent and distribution or by beneficiary designation, except as otherwise provided by the plan administrator. The plan administrator determines the transfer restrictions on shares awarded pursuant to share purchase rights, which are set forth in the share purchase agreement.

Termination.  Our Global Share Plan will terminate ten years after the later of (1) the date when our board adopted our Global Share Plan or (2) the date when our board approved the most recent increase in the award pool under our Global Share Plan that was also approved by our shareholders, provided that our board may terminate the plan at any time and for any reason, subject to shareholder approval in certain cases.

The following paragraphs describe the principal terms of the 2017 Plan.

Types of Awards.  The 2017 Plan permits the awards of options, restricted shares or any other type of awards that the committee decides.

Plan Administration.  Our board of directors or a committee of one or more members of the board of directors will administer the 2017 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement.  Awards granted under the 2017 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility.  We may grant awards to our employees, directors and consultants of our company. However, we may grant incentive share options only to our employees, parent and subsidiaries.

Vesting Schedule.  In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options.  The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.

Transfer Restrictions.  Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination and amendment of the 2017 Plan.  Unless terminated earlier, the 2017 Plan has a term of ten years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

The following table summarizes, as of the date of this annual report, the outstanding options that were granted to our directors, executive officers and other grantees in the aggregate under the Global Share Plan and the 2017 Plan:

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date
Daqing (David) Ye	*	0.01	December 2017	November 2027
Jiayan Lu	*	0.01	December 2017	November 2027
Caofeng Liu	*	0.01	December 2017	November 2027
Yilü (Oscar) Chen	*	0.01-0.21	April, December 2017	March, November 2027
Danny Lee	*	0.01	November 2017	November 2027
Xiaoyan Zhang	*	0.01	February 2018	February 2028
Other grantees	17,657,339	from 0.00035 to 0.56	from February 2013 to January 2018	from October 2021 to December 2027
Total	28,502,166

*                                         Less than one percent of our total outstanding shares.

C.            Board Practices

Board of Directors

Our board of directors currently consists of nine members. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

A company of which more than 50% of the voting power is held by a single entity is considered a “controlled company” under the NYSE Listed Company Manual. A controlled company need not comply with the NYSE corporate governance rules requiring a board of directors to have a majority of independent directors, to have independent compensation committee, and to have independent nominations/corporate governance committees. As RONG360 Inc. remains our parent company, we are a “controlled company” as defined under the NYSE Listed Company Manual. We have no current intention to rely on the controlled company exemption.

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. For example, neither the Companies Law of the Cayman Islands nor our memorandum and articles of association requires a majority of our directors to be independent, we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. However, we currently intend to comply with the rules of the NYSE in lieu of following home country practice.

We have established an audit committee, a compensation committee and a nominating committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.  Our audit committee consists of Denny Lee, Xiaoyan Zhang and Kui Zhou, and is chaired by Mr. Lee. Mr. Lee and Ms. Zhang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Lee qualifies as an “audit committee financial expert” as set forth under the applicable rules of the SEC. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•                  selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•                  reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•                  reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•                  discussing the annual audited financial statements with management and the independent registered public accounting firm;

•                  reviewing major issues as to the adequacy of our internal control and any special audit steps adopted in light of material control deficiencies;

•                  annually reviewing and reassessing the adequacy of our audit committee charter;

•                  meeting separately and periodically with management and the independent registered public accounting firm; and

•                  reporting regularly to the board.

Compensation Committee.  Our compensation committee consists of Xiaoyan Zhang, Denny Lee and Chenchao Zhuang, and is chaired by Ms. Zhang. Ms. Zhang and Mr. Denny Lee satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

•                  reviewing the total compensation package for our executive officers and making recommendations to the board with respect to it;

•                  reviewing the compensation of our non-employee directors and making recommendations to the board with respect to it; and

•                  periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Nominating Committee.  Our nominating committee consists of Daqing (David) Ye, Denny Lee, Xiaoyan Zhang and James Qun Mi, and is chaired by Mr. Ye. Ms. Xiaoyan Zhang and Mr. Denny Lee satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee is responsible for, among other things:

•                  recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•                  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•                  selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating committee itself; and

•                  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have fiduciary duties, including duties of loyalty and a duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Under Cayman Islands law, we are not required to hold an annual election of directors, and our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) is found by our company to be or becomes of unsound mind.

D.    Employees

We had 564, 669 and 784 employees as of December 31, 2015, 2016 and 2017, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2015, 2016 and 2017:

	As of December 31,
Function:	2015	2016	2017
Sales and marketing	309	284	314
Research and development	164	231	283
Operations	55	112	126
General administration	36	42	61
Total	564	669	784

As of December 31, 2017, we had 744 employees in Beijing, 18 employees in Shanghai, 17 employees in Shenzhen, and another 5 employees in various other places in China.

As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We enter into standard confidentiality and employment agreements with our employees. The contracts with our key personnel typically include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for one year after the termination of his or her employment, provided that we pay compensation equal to RMB5,000 per month during the restriction period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. None of our employees are represented by labor unions.

E.    Share Ownership

Jianpu Technology Inc. is 83.4% owned by RONG360 Inc. We expect that in the near future the existing shareholders of RONG360 Inc. would become our shareholders through a distribution of our shares in proportion to RONG360 Inc.’s current shareholding structure, and RONG360 Inc. will remain our parent company until this shareholding change completes.

The following table sets forth information concerning the beneficial ownership of our ordinary shares on an as-converted basis as of March 31, 2018, assuming completion of the Restructuring and completion of the abovementioned shareholding change, for:

•                  each of our directors and executive officers; and

•                  each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 414,291,350 ordinary shares outstanding as of March 31, 2018, including (1) 311,819,555 Class A ordinary shares, (2) 102,471,795 Class B ordinary shares redesignated from our outstanding ordinary shares held by RONG360 Inc. All preferred shares mentioned below are to the preferred share of RONG360 Inc.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned After Our IPO
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on an as converted basis	% of total ordinary shares	% of aggregate voting power
Directors and Executive Officers:**
Daqing (David) Ye(1)	647,330	33,254,625	33,901,955	8.2	24.9
Jiayan Lu(2)	647,330	28,738,439	29,385,769	7.1	21.6
Caofeng Liu(3)	647,330	13,377,901	14,025,231	3.4	10.1
Chenchao Zhuang(4)	13,875,000	27,100,830	40,975,830	9.9	21.3
James Qun Mi(5)	57,775,200	—	57,775,200	13.9	4.3
Kui Zhou(6)	—	—	—	—	—
Yuanyuan Fan(7)	*	—	*	*	*
Denny Lee(8)	*	—	*	*	*
Xiaoyan Zhang	*	—	*	*	*
Yilü (Oscar) Chen	*	—	*	*	*
All directors and executive officers as a group	75,097,183	102,471,795	177,568,978	42.5	82.3
Principal Shareholders:
JYLu Holdings Ltd.(2)	—	28,738,439	28,738,439	6.9	21.5
Sun Flower Information Technology Ltd.(4)	2,125,000	27,100,830	29,225,830	7.1	20.4
LEFT BK Holdings Ltd.(1)	—	17,663,915	17,663,915	4.3	13.2
Investment funds affiliated with Sequoia(9)	62,337,381	—	62,337,381	15.0	4.7
Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P.(10)	57,775,200	—	57,775,200	13.9	4.3
Torch International Investment Ltd.(13)	32,786,229	—	32,786,229	7.9	2.5
Article Light Limited(12)	26,536,229	—	26,536,229	6.4	2.0
Spring Bloom Investments Ltd.(11)	25,760,000	—	25,760,000	6.2	1.9
KPCB China Fund II, L.P.(14)	20,920,000	—	20,920,000	5.0	1.6

†                 For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

*                 Less than 1% of our total outstanding shares.

**          Except as indicated otherwise below, the business address of our directors and executive officers is 21/F Internet Finance Center, Danling Street, Beijing, People’s Republic of China.

(1)         Represents (i) 15,426,415 ordinary shares, (ii) 2,062,500 Series A preferred shares and (iii) 175,000 Series B preferred shares, held by LEFT BK Holdings Ltd., (i) 13,353,210 ordinary shares, (ii) 2,062,500 Series A preferred shares and (iii) 175,000 Series B preferred shares, held by Mount Bonnell Limited, and 647,330 Class A Ordinary Shares issuable upon exercise of options and vesting of restricted shares within 60 days after the date of March 31, 2018. LEFT BK Holdings Ltd. is a British Virgin Islands company wholly owned by Mr. Daqing Ye. Mount Bonnell Limited is a British Virgin Islands company wholly owned by Ms. Dawei Huang, who is Mr. Ye’s wife. The registered office of each of these entities is at Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(2)         Represents (i) 26,613,439 ordinary shares and (ii) 2,125,000 Series A preferred shares held by JYLu Holding Ltd. and 647,330 Class A Ordinary Shares issuable upon exercise of options and vesting of restricted shares within 60 days after the date of March 31, 2018. JYLu Holding Ltd. is a British Virgin Islands company wholly owned by Mr. Jiayan Lu with its registered office at Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(3)         Represents (i) 12,286,648 ordinary shares and (ii) 1,091,253 Series A preferred shares held by CFLIU Holdings Ltd. and 647,330 Class A Ordinary Shares issuable upon exercise of options and vesting of restricted shares within 60 days after the date of March 31, 2018. CFLIU Holdings Ltd. is a British Virgin Islands company wholly owned by Mr. Caofeng Liu with its registered office at Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(4)         Represents (i) 27,100,830 ordinary shares and (ii) 2,125,000 Series A preferred shares held by Sun Flower Information Technology Ltd., a British Virgin Islands company wholly owned by the family of Mr. Chenchao Zhuang, (i) 10,000,000 Series A preferred shares and (ii) 1,750,000 Series B preferred shares held by Lucky Fish Information Technology Limited, a British Virgin Islands company wholly owned by the family of Mr. Chenchao Zhuang. The registered office of each of these entities is at Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. The Business address of Mr. Zhuang is A-901, PingAn International Financial Centre, Chaoyang District, Beijing 100027

(5)         Mr. James Qun Mi is a managing director of Lightspeed China Partners I GP, LLC, which is the general partner of Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. Mr. Mi disclaims beneficial ownership of the shares held by Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P., except to the extent of his pecuniary interests therein. The business address of Mr. Mi is Suite 2105, Platinum Building, 233 Tai Cang Road, Huangpu District, Shanghai 200020.

(6)         The business address of Mr. Kui Zhou is Room 3606, China Central Place Tower 3, 77 Jianguo Road, Chaoyang District, Beijing 100027, China.

(7)         The business address of Ms. Yuanyuan Fan is 36F, CITIC Plaza, No.859 North Sichuan Rd., Shanghai, China.

(8)         The business  address of Mr. Danny Lee is No.4 Dianthus Road, Yau Yatchuen, Kowloon, Hong Kong.

(9)         Represents (i) 43,190,000 Series B preferred shares and (ii) 11,200,000 Series C preferred shares, held by Sequoia Capital CV IV Holdco, Ltd., a Cayman Islands corporation with limited liability, and 6,384,881 Series D preferred shares held by Sequoia Capital China GF Holdco III-A, Ltd., a Cayman Islands corporation with limited liability. The registered offices of both of these entities are at Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

The sole shareholder of Sequoia Capital China GF Holdco III-A, Ltd. is Sequoia Capital China Growth Fund III, L.P. The general partner of Sequoia Capital China Growth Fund III, L.P. is SC China Growth III Management, L.P., whose general partner is SC China Holding Limited.

The sole shareholder of Sequoia Capital CV IV Holdco, Ltd. is Sequoia Capital CV IV Senior Holdco, Ltd. The sole shareholder of Sequoia Capital CV IV Senior Holdco, Ltd. is Sequoia Capital China Venture Fund IV, L.P. The general partner of Sequoia Capital China Venture Fund IV, L.P. is SC China Venture IV Management, L.P., whose general partner is SC China Holding Limited.

SC China Holding Limited is wholly owned by SNP China Enterprises Limited, which in turn is wholly owned by Mr. Nan Peng Shen. The business address of Mr. Nan Peng Shen is Room 3606, China Central Place Tower 3, 77 Jianguo Road, Chaoyang District, Beijing 100027, China.

The number of ordinary shares beneficially owned includes 625,000 ADSs, representing 1,562,500 Class A ordinary shares, that Sequoia Capital CV IV Holdco, Ltd. subscribed for and was allocated in our IPO at the IPO price.

(10)  Represents (i) 30,789,500 Series A preferred shares, (ii) 13,793,696 Series B preferred shares and (iii) 6,241,647 Series C preferred shares, held by Lightspeed China Partners I, L.P., and (i) 4,210,500 Series A preferred shares, (ii) 1,886,304 Series B preferred shares and (iii) 853,553 Series C preferred shares, held by Lightspeed China Partners I-A, L.P. Each of Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. is a Cayman Islands limited partnership with registered office at Maples Corporate Service Limited, PO Box 309, Ugland 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The voting and dispositive power over the ordinary shares held by Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. are controlled by their general partner, Lightspeed China Partners I GP, LLC. Mr. Qun Mi and Mr. Ronald Cao are the managing directors of Lightspeed China Partners I GP, LLC and hold all shareholder voting rights in Lightspeed China Partners I GP, LLC.

(11)  Represents 25,760,000 Series C preferred shares in RONG360 Inc. held by Spring Bloom Investments Ltd, an exempted limited liability company incorporated in the Cayman Islands. Upon the completion of the shareholding change, these shares will be in the form of Class A ordinary shares. The business address of Spring Bloom Investments Ltd is 60B Orchard Road, No. 06-18 Tower 2, The Atrium@Orchard, Singapore 238891. The only controlling shareholder of Spring Bloom Investments Ltd is PavCap Fund I, which holds 95% of the shares in Spring Bloom Investments Ltd. PavCap Fund I is wholly-owned by PavCap I Feeder No. 1 LP, a Singapore limited partnership, acting through its general partner, Pavilion Capital GP Pte. Ltd. Pavilion Capital International Pte. Ltd. is the investment manager to PavCap Fund I, PavCap I Feeder No. 1 LP and Spring Bloom Investments Ltd and has the authority to, inter alia, identify, analyze, acquire, hold, manage, own and dispose of investments on behalf of each entity, subject to the oversight of Pavilion Capital GP Pte. Ltd and the board of directors of the PavCap Fund I, and the terms of the constitutive and fund documents of each entity.

Pavilion Capital GP Pte. Ltd. and the Pavilion Capital International Pte. Ltd. are both wholly owned by Pavilion Capital Holdings Pte. Ltd. The voting and investment power over the 25,760,000 Series C preferred shares in RONG360 Inc. held by Spring Bloom Investments Ltd resides with Pavilion Capital Holdings Pte. Ltd.’s board of directors which has delegated its investment power to its investment committee, which comprises three members and can only act by a majority vote.

(12)  Represents 23,411,229 Series D preferred shares held by Article Light Limited, a British Virgin Islands limited company with registered address at Ritter House Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. Article Light Limited is controlled by Yunfeng Fund II, L.P., the controlling person of which is Mr. Yu Feng. The business address of Mr. Yu Feng is Suite 3206, One Exchange Square, 8 Connaught Place, Central, Hong Kong.

The number of ordinary shares beneficially owned includes 3,125,000 Class A ordinary shares purchased by the shareholder in the concurrent private placements.

(13)  Represents 23,411,229 Series D preferred shares held by Torch International Investment Ltd., a British Virgin Islands limited company with principal place of business at Unit 2006-08, 20/F, Harbour Centre, 25 Harbour Road, Wan Chai, Hong Kong.

Torch International Investment Ltd. is 98.6% owned by Sailing Capital Overseas Investment Fund, L.P., 0.4% owned by Ever-Liu Holdings Co. (HK) Limited, a Hong Kong limited company, and 1% owned by Shanghai Peilu Investment Management Partnership (General Partnership), a PRC general partnership.

Sailing Capital Overseas Investments Fund, L.P. is 99.4% owned by Sailing Capital Overseas Investments Holding Co., Ltd. and 0.6% owned by Sailing Capital Overseas Investments Fund SLP, L.P. The sole shareholder of Sailing Capital Overseas Investments Holding Co., Ltd. is Hong Kong Sailing Capital International Company Limited, the sole shareholder of which is Hong Kong Sailing Capital International Company Limited. The sole shareholder of Hong Kong Sailing Capital International Company is Sailing International Investment Fund Co., Ltd.

Sailing International Investment Fund Co., Ltd. is ultimately 44.4% owned by State-owned Assets Supervision and Administration Commission of Shanghai Municipal Government, 22.2% owned by SAIC Motor Corporation Limited, which is listed on the Shanghai Stock Exchange, 11.1% owned by CITIC Securities Company Limited, which is listed on the Shanghai Stock Exchange, 11.1% owned by Heilongjiang InterChina Water Treatment Co., Ltd., which is listed on the Shanghai Stock Exchange, 11.1% owned by Shanghai Guojun Longzhao Investment Management Center (LLP), and 0.1% owned by Sailing Capital Management Co., Ltd.

Shanghai Guojun Longzhao Investment Management Center (LLP) is majority owned by Guotai Junan Innovation Investment Co., Ltd., the sole shareholder of which is Guotai Junan Securities Co., Ltd., which is listed on the Shanghai Stock Exchange.

The number of ordinary shares beneficially owned includes Class A ordinary shares purchased by the shareholder and its affiliates in the concurrent private placements, including 6,250,000 Class A ordinary shares purchased by the shareholder, 2,812,500 Class A ordinary shares purchased by Rosy Parade Limited and 312,500 Class A ordinary shares purchased by MJM international Limited. Each of Rosy Parade Limited and MJM International Limited has agreed with the underwriters not to, directly or indirectly, sell, transfer or dispose of any Class A ordinary shares acquired in the concurrent private placements for a period of 180 days after the date of the prospectus of our IPO, subject to certain exceptions.

(14)  Represents (i) 10,000,000 Series A preferred shares, (ii) 9,800,000 Series B preferred shares and (iii) 1,120,000 Series C preferred shares held by KPCB China Fund II, L.P., a Cayman Islands exempted limited partnership. KPCB China Fund II, L.P. is wholly owned by KPCB China Associates II, L.P., which is wholly owned by KPCB China Holdings II, Ltd. The board of directors of KPCB China Holdings II, Ltd. consists of Ted Schlein, Brook Byers, James Huang and Wen Hsieh.

To our knowledge, as of March 31, 2018, 56,250,000 of our ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.    Related Party Transactions

Contractual Arrangements with Our Variable Interest Entity and Its Shareholders

See “Item 4. Information of the Company—C. Organizational Structure—Contractual Arrangements with RDD.”

Private Placements

As part of the Restructuring, Jianpu Technology Inc. has become our holding company in the Cayman Islands and is 83.4% owned by RONG360 Inc. We expect that, in the near future, the existing shareholders of RONG360 Inc. would become our shareholders through a distribution of our shares in proportion to RONG360 Inc.’s current shareholding structure, and RONG360 Inc. will remain our parent company until this shareholding change takes place.

RONG360 Inc. has completed four rounds of equity financing since its inception, two of which took place during the past three years.

In August 2015, RONG360 Inc. sold 23,411,229 Series D preferred shares to Torch International Investment Ltd. for an aggregate consideration of US$55 million, 23,411,229 Series D preferred shares to Article Light Limited for an aggregate consideration of US$55 million and 6,384,881 Series D preferred shares to Sequoia Capital China GF Holdco III-A, Ltd. for an aggregate consideration of US$15 million. Upon closing of the Series D financing, RONG360 Inc. issued to each Series D investor an investor warrant, which entitled the investors to purchase in aggregate 4.7% of the issued and outstanding shares of RONG360 Inc. and the shares reserved for issuance under RONG360 Inc.’s employee share option plan at the same purchase price as the Series D preferred shares in the event RONG360 Inc. removes its variable interest entity structure. None of the warrants was exercised prior to expiration.

In July 2014, RONG360 Inc. sold 25,760,000 Series C preferred shares to Spring Bloom Investments Ltd. for an aggregate consideration of US$23 million, a total of 7,095,200 Series C preferred shares to Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. for an aggregate consideration of approximately US$6.3 million, 5,264,000 Series C preferred shares to Sequoia Capital CV IV Holdco, Ltd for an aggregate consideration of US$4.7 million, and 1,120,000 Series C preferred shares to KPCB China Fund II, L.P. for an aggregate consideration of US$1 million.

Agreement with Our Shareholders

Jianpu Technology Inc. is 83.4% held by RONG360 Inc. We expect that in the near future the existing shareholders of RONG360 Inc. would become our shareholders through a distribution of our shares in proportion to RONG360 Inc.’s current shareholding structure, and RONG360 Inc. will remain our parent company until this shareholding change takes place. Upon the completion of the shareholding change, we expect to enter into a registration rights agreement with these shareholders, pursuant to which holders of our registrable shares will be entitled to registration rights, including demand registration rights and piggyback registration rights.

Shareholders’ Agreement of RONG360 Inc.

The shareholders of RONG360 Inc. are parties to a shareholders’ agreement dated August 31, 2015 and as amended and restated from time to time. The RONG360 Inc. shareholders’ agreement provides that the board of directors of RONG360 Inc. consist of nine directors, including (i) one director appointed by Lightspeed, who initially was James Qun Mi, (ii) one director appointed by Sequoia, who initially was Zhou Kui, (iii) one director appointed by Spring Bloom, (iv) one director appointed by Torch International Investment Ltd., (v) one director appointed by Article Light Limited, (vi) three directors appointed by holders of ordinary shares, including the chief executive officer of RONG360 Inc., who initially were Daqing (David) Ye, Chenchao Zhuang, and Jiayan Lu, and (vi) an independent director approved by the shareholders.

The RONG360 Inc. shareholders’ agreement provides for certain preferential rights for the holders of its preferred shares, including information and inspection rights, preemptive rights, rights of first refusal, co-sale rights, drag-along rights and registration rights (including demand registration rights and piggyback registration rights). The RONG360 Inc. shareholders’ agreement also provides for certain protective provisions for the holders of preferred shares.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Agreement with RONG360

We have entered into a transitional services agreement with RONG360 with respect to various ongoing relationships between us and RONG360. Pursuant to the transitional services agreement, we will, during the transitional period which is initially 12 months after the effective date of the agreement, provide RONG360 with various corporate support services, including operational, administrative, human resources, legal, accounting and internal control support. The price to be paid for the operational services provided under the transitional services agreement will be based on the actual costs of providing such services. The price to be paid for the other services is a fixed amount specified in the transitional services agreement. RONG360 will provide us with support for the employees, business contracts and other business resources relating to the platform business during the transitional period. Furthermore, before the registration procedure of the title transfer of all intellectual property rights relating to our business from RONG360 to us is completed, RONG360 grants us a license to use these rights.

Related Party Transactions with RONG360

Our consolidated financial statements include costs and expenses allocated from RONG360 prior to the transfer of platform business to us, amounted to RMB 53.7 million, RMB65.3 million and RMB75.0 million for the years ended December 31, 2015, 2016 and 2017, respectively. In addition, RONG360 provided cash funding support to us to satisfy platform business’ working capital requirements.

RONG360 Inc., provided RMB150.0 million (US$23.1 million) of initial working capital to us in the form of a capital contribution. We received the related cash in November 2017.

For the year ended December 31, 2017, we generated revenues in the total amount of RMB103.0 million for the recommendation services to the non-platform business of RONG360 and charged administrative expenses of RMB2.7 million to RONG360, including expenses related to operational, administrative, human resources, legal, accounting and internal control.

For the year ended December 31, 2017, RONG360. charged us for the collection handling fee for the revenue amount billed to third parties through RONG360 by us.

As of December 31, 2017, the balance arose from the aforementioned related party transactions and various operational payments made by RONG360 is RMB35.4 million. In addtion, the accounts receivable billed through RONG360 amounted to RMB 141.2 million as of December 31, 2017

C.            Interests of Experts and Counsel

Not applicable.

ITEM 8.        FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.            Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.                        THE OFFER AND LISTING

A.            Offering and Listing Details

Our ADSs, two representing five Class A ordinary shares, have been listed on the NYSE since November 16, 2017. Our ADSs trade under the symbol “JT.”

The following table provides the high and low trading prices for our ADSs on the NYSE since the date of our IPO.

	Trading Price
	High	Low
Annual High and Low
2017 (Since November 16, 2017)	8.43	4.75

Quarterly Highs and Lows
Fourth Quarter of 2017 (Since November 16, 2017)	8.43	4.75
First Quarter of 2018	9.49	5.29

Monthly Highs and Lows
November 2017 (Since November 16, 2017)	8.43	4.75
December 2017	8.12	4.82
January 2018	9.49	6.33
February 2018	8.02	6.56
March 2018	7.25	5.29
April 2018 (through April 26, 2018)	5.97	5.13

B.            Plan of Distribution

Not applicable.

C.            Markets

Our ADSs, two representing five Class A ordinary shares, have been listed on the NYSE since November 16, 2017. Our ADSs trade under the symbol “JT.”

D.            Selling Shareholders

Not applicable.

E.            Dilution

Not applicable.

F.             Expenses of the Issue

Not applicable.

ITEM 10.                 ADDITIONAL INFORMATION

A.            Share Capital

Not applicable.

B.            Memorandum and Articles of Association

The following are summaries of material provisions of our second amended and restated memorandum and articles of association and the Companies Law as they relate to the material terms of our shares.

The following discussion primarily concerns the ordinary shares and the rights of holders of the ordinary shares. The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the shares are held in accordance with the provisions of the deposit agreement in order to exercise directly shareholders’ rights in respect of the shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of the shares represented by ADSs in accordance with the non-discretionary written instructions of the holders of such ADSs.

Exempted Company

We are an exempted company incorporated with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary resident company except for the exemptions and privileges listed below:

•                  an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•                  an exempted company is not required to open its register of members for inspection;

•                  an exempted company does not have to hold an annual general meeting;

•                  an exempted company may issue no par value, negotiable or bearer shares;

•                  an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•                  an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•                  an exempted company may register as an exempted limited duration company; and

•                  an exempted company may register as a segregated portfolio company.

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors subject to our memorandum and articles of association and the Companies Law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, dividends may be paid only out of profits and out of share premium. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to satisfy our liabilities as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

Register of Members

Under Cayman Islands law, we must keep a register of members and there must be entered therein:

•                  the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•                  the date on which the name of any person was entered on the register as a member; and

•                  the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted). The shareholders recorded in the register of members are deemed to have legal title to the shares set against their names.

If the name of any person is, without sufficient cause, entered in or omitted from the register of members, or if default is made or unnecessary delay takes place in entering on the register the fact of any person having ceased to be a member, the person or member aggrieved or any member or the company itself may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Class of Ordinary Shares

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at our general meetings, and each Class B ordinary share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at our general meetings. Our ordinary shares are issued in registered form and are issued when registered in our register of members.

Conversion

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by RONG360 Inc. to any person who is not a founder, namely Mr. Daqing (David) Ye, Mr. Jiayan Lu, Mr. Caofeng Liu or Mr. Chenchao Zhuang, or a founder affiliate (as such term defined in our second amended and restated articles of association), or the change of ultimate beneficial ownership of any Class B ordinary shares from RONG360 Inc. to any person who is not a founder or a founder affiliate, such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a founder to any person who is not a founder affiliate of such founder, or upon a change of ultimate beneficial ownership of any Class B ordinary share from a founder to any person who is not a founder affiliate of such founder, such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share. In addition, if shares beneficially owned by the founders collectively account for less than five percent (5%) of the issued shares in the capital of the Company, then each Class B ordinary share shall automatically be re-designated into one Class A ordinary share, and no Class B ordinary shares shall be issued by the Company thereafter. When a founder ceases to be a director or an executive officer of the Company, each Class B ordinary share beneficially owned by such founder shall automatically be re-designated into one Class A ordinary share.

Voting Rights

Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our company. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, which can be an annual general meeting or a special meeting of shareholders. A special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our second memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

General Meetings and Shareholder Proposals

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our second memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by rules of the NYSE. Neither Cayman Islands law nor the exchange-mandated meeting require annual election of directors.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our second memorandum and articles of association allow our shareholders holding not less than one-third of all notes attaching to all issued and outstanding shares to requisition a special meeting of the shareholders, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our second memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

A quorum required for a meeting of shareholders consists of one or more shareholders holding not less than one-third of all paid up voting share capital of our company present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Advance notice of at least ten days is required for the convening of our annual general meeting and other shareholders meetings.

Transfer of Ordinary Shares

Subject to the restrictions in our amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid-up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless:

•                  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•                  the instrument of transfer is in respect of only one class of shares;

•                  the instrument of transfer is properly stamped, if required;

•                  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;

•                  the ordinary shares transferred are fully paid or free of any lien in favor of us; or

•                  such lesser sum as the directors may from time to time require, is paid to the company thereof.

The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of the designated stock exchange, be suspended at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as the Board may determine.

Liquidation

On a return of capital on winding-up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares will be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately. We are a “limited liability” company registered under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our memorandum of association contains a declaration that the liability of our members is so limited.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors and agree with the shareholder, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or one of the share premium account, or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or, if so authorized by its articles of association, out of capital if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid-up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time the share capital is divided into different classes of shares, the rights attached to any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, be varied with the consent in writing of the holders of the shares of that class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of that class by holding of two-thirds of the issued shares of that class.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Changes in Capital

Our shareholders may from time to time by ordinary resolutions:

•                  increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution prescribes;

•                  consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•                  convert all or any of our paid-up shares into stock and reconvert that stock into paid-up shares of any denomination;

•                  sub-divide our existing shares, or any of them into shares of a smaller amount than that fixed by our memorandum of association; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share will be the same as it was in case of the share from which the reduced share is derived; or

•                  cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to the Companies Law, our shareholders may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

C.            Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions,” or elsewhere in this annual report on Form 20-F.

D.            Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Foreign Currency Exchange.”

E.            Taxation

The following summary of material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to investors levied by the government of the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by our company.

People’s Republic of China Taxation

Although we are incorporated in the Cayman Islands, we may be treated as a PRC resident enterprise for PRC tax purposes under the Enterprise Income Tax Law. The Enterprise Income Tax Law provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC is treated as a PRC resident enterprise for PRC tax purposes. The implementing rules of the Enterprise Income Tax Law merely define the location of the “de facto management body” as the “body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise.” Based on a review of the facts and circumstances, we do not believe that Jianpu Technology Inc. or Jianpu (Hong Kong) Limited should be considered a PRC resident enterprise for PRC tax purposes. However, there is limited guidance and implementation history of the Enterprise Income Tax Law. If Jianpu Technology Inc. were to be considered a PRC resident enterprise, any gain realized on the sale or other disposition of our ADSs or Class A ordinary shares by investors that are non-PRC enterprises and any interest or dividends payable by us to such investors is subject to PRC income tax at a rate of 10%. In case of investors that are non-PRC individuals, the applicable PRC income tax rate is 20%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) and holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift and alternative minimum tax considerations, the 3.8% Medicare tax on certain net investment income, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•                  banks and other financial institutions;

•                  insurance companies;

•                  pension plans;

•                  cooperatives;

•                  regulated investment companies;

•                  real estate investment trusts;

•                  broker-dealers;

•                  traders that elect to use a mark-to-market method of accounting;

•                  certain former U.S. citizens or long-term residents;

•                  tax-exempt entities (including private foundations);

•                  persons liable for alternative minimum tax;

•                  holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;

•                  investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•                  investors that have a functional currency other than the U.S. dollar;

•                  persons that actually or constructively own 10% or more of our stock (by vote or value); or

•                  partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or Class A ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

•                  an individual who is a citizen or resident of the United States;

•                  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia;

•                  an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•                  a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or Class A ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our consolidated variable interest entity as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with this entity. As a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated variable interest entity for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the variable interest entity for U.S. federal income tax purposes, based upon our current and projected income and assets, and projections as to the value of our assets, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for the purpose of the second part of the test described above, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, the PFIC rules discussed below under “Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

The discussion below under “Dividends” and “Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or Class A ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, (3) certain holding period requirements are met, and (4) such non-corporate U.S. Holders are not under an obligation to make related payments with respect to positions in substantially similar or related property. For this purpose, ADSs listed on the NYSE will generally be considered to be readily tradable on an established securities market in the United States. Although the law in this regard is not entirely clear, since we do not expect our Class A ordinary shares will be listed on any securities market, we do not believe that Class A ordinary shares that are not represented by ADSs will generally be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or Class A ordinary shares.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”), we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as described in the preceding paragraph.

For U.S. foreign tax credit purposes, dividends paid on our ADSs or Class A ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. If PRC withholding taxes apply to dividends paid to you with respect to our ADSs or Class A ordinary shares, you may be able to obtain a reduced rate of PRC withholding taxes under the United States-PRC income tax treaty if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the income tax treaty between the United States and the PRC may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. If you do not elect to claim a foreign tax credit, you may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which you elect to do so for all creditable foreign income taxes. You should consult your tax advisor regarding the creditability of any PRC tax.

Sale or Other Disposition

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of our ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. The gain or loss will generally be capital gain or loss. Individuals and other non-corporate U.S. Holders who have held the ADS or Class A ordinary shares for more than one year will generally be eligible for reduced tax rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or Class A ordinary shares, a U.S. Holder that is eligible for the benefits of the United States-PRC income tax treaty may elect to treat such gain as PRC source income. U.S. Holders should consult their tax advisors regarding the creditability of any PRC tax.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

•                  the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;

•                  the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•                  the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•                  the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our subsidiaries, our variable interest entity or any of the subsidiaries of our variable interest entity is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our variable interest entity or any of the subsidiaries of our variable interest entity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of the ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss in each such taxable year the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs, but not our Class A ordinary shares, will be treated as traded on a qualified exchange or other market upon their listing on the NYSE. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or Class A ordinary shares if we are or become a PFIC.

Information Reporting and Backup Withholding

U.S. Holders may be subject to information reporting to the IRS and United States backup withholding with respect to dividends on and proceeds from the sale or other disposition of our ADSs or Class A ordinary shares. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

F.             Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

Not applicable.

H.           Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish Deutsche Bank Trust Company Americas, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.                Subsidiary Information

Not applicable.

ITEM 11.                 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2015, 2016 and 2017 were increases of 1.6%, 1.9% and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. In July 2005, the PRC government changed its decades-old policy of pegging the value of Renminbi to the U.S. dollar, and Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

We do not expect rising or falling interest rates to have a material impact on our financial condition unless uncertainty about the direction and timing of interest rate changes materially affects the level of borrowing and lending activity in the economy. Our business is dependent upon the healthy functioning of the credit markets in China, and we cannot provide assurance that we will not be exposed to material risks in the event of a credit crisis or prolonged period of uncertainty in the credit markets. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our business may be affected by the condition and competitive landscape of China’s credit markets.”

After completion of our IPO, we invest the net proceeds we receive from the offering and the concurrent private placements in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

ITEM 12.                 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.            Debt Securities

Not applicable.

B.            Warrants and Rights

Not applicable.

C.            Other Securities

Not applicable.

D.            American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

•                  To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued
• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
• Distribution of cash dividends	Up to US$0.05 per ADS held
• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
• Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

•                  Fees for the transfer and registration of Class A ordinary shares charged by the registrar and transfer agent for the Class A ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of Class A ordinary shares).

•                  Expenses incurred for converting foreign currency into U.S. dollars.

•                  Expenses for cable, telex and fax transmissions and for delivery of securities.

•                  Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when Class A ordinary shares are deposited or withdrawn from deposit).

•                  Fees and expenses incurred in connection with the delivery or servicing of Class A ordinary shares on deposit.

•                  Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, deposited securities, ADSs and ADRs.

•                  Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. We have received US$4.725 million of such reimbursement from the depositary as of March 31, 2018.

PART II

ITEM 13.                 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-221056 ) (the “F-1 Registration Statement”) in relation to our IPO of 22,500,000 ADSs representing 56,250,000 Class A ordinary shares, at an initial offering price of US$8.00 per ADS. Our IPO closed in November 2017. Goldman Sachs (Asia) L.L.C., Morgan Stanley & Co. International plc, J.P. Morgan Securities LLC and China Renaissance Securities (Hong Kong) Limited were the representatives of the underwriters for our IPO.

The F-1 Registration Statement was declared effective by the SEC on November 15, 2017. For the period from the effective date of the F-1 Registration Statement to December 31, 2017, the total expenses incurred for our company’s account in connection with our IPO was approximately US$15.1 million, which included US$12.6 million in underwriting discounts and commissions for the IPO and approximately US$2.5 million in other costs and expenses for our IPO. We received net proceeds of approximately US$164.9 million from our IPO. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the IPO were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from November 15, 2017, the date that the Form F-1 was declared effective by the SEC, to December 31, 2017, we used the net proceeds from our IPO as follows:

•                  approximately US$3.5 million, to invest in research and development capabilities, and data and technology;

•                  approximately US$39.0 million, to invest in branding and expand our sales and marketing efforts; and

•                  approximately US$3.8 million, for general corporate purposes, including working capital needs and potential acquisitions (although we are not currently negotiating any such acquisitions).

We still intend to use the remainder of the proceeds from our IPO, as disclosed in our registration statements on Form F-1.

ITEM 15.                 CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2017. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly listed public companies.

Internal Control Over Financial Reporting

In the course of auditing our consolidated financial statements for the year ended December 31, 2017, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2017. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to the lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting policies and procedures, to address complex U.S. GAAP technical accounting issues, and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

To remedy our identified material weakness subsequent to December 31, 2017, we have started adopting measures to improve our internal control over financial reporting, including, among others: (i) forming our U.S. GAAP reporting and internal control teams with additional qualified accounting and reporting personnel who have appropriate knowledge and experience of U.S. GAAP and SEC reporting requirements, (ii) adopting accounting and internal control guidance on U.S. GAAP and SEC reporting, (iii) adjusting the classification of costs and expenses based on their natures for appropriate presentation under U.S. GAAP and SEC reporting requirements, (iv) upgrading our financial system to enhance its effectiveness and enhance control of financial analysis, (v) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements, and (vi) organizing regular training for our accounting staffs, especially training related to U.S. GAAP and SEC reporting requirements.

However, we cannot assure you that we will remediate our material weakness in a timely manner. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Changes in Internal Control

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.        AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6.C. Directors, Senior Management and Employees—Board Practices.”

ITEM 16B.        CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors in October 2017. We have posted a copy of our code of business conduct and ethics on our website at www.jianpu.ai.

ITEM 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by PricewaterhouseCoopers Zhong Tian LLP and its affiliates, our principal auditor or accountant for 2016 and 2017. We did not pay any other fees to our principal auditor during the periods indicated below.

	Year Ended December 31,
	2016	2017
	(in US$ thousands)
Audit fees(1)	218	2,032
Tax fees(2)	—	440
All other fees	—	126

(1)         “Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and fees for assurance services rendered in connection with our IPO in 2017.

(2)         “Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP and its affiliates, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.        EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.        PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.         CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.       CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we do not plan to rely on home country exemption for corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our American Depositary Shares—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

ITEM 16H.       MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.                 FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.                 FINANCIAL STATEMENTS

The consolidated financial statements of Jianpu Technology Inc., its subsidiaries and its consolidated affiliated entities are included at the end of this annual report.

ITEM 19.                 EXHIBITS

Exhibit Number	Description of Document

1.1

Second Amended and Restated Memorandum and Articles of Association of the Registrant, effective November 16, 2017 (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))

2.1

Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3) (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))

2.2

Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))

2.3

Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))

4.1	Form of Global Share Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))

4.2	Form of 2017 Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))

4.3

Form of Indemnification Agreement with the Registrant’s directors (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))

4.4

Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))

4.5

English translation of Transitional Services Agreement between the Registrant and RONG360 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))

4.6

English translation of Information Service Cooperation Agreement between the Registrant and RONG360 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))

Exhibit Number	Description of Document

4.7

English translation of Exclusive Purchase Option Agreement, dated September 29, 2017, by and between Beijing Rongqiniu Information Technology Co., Ltd., Beijing Rongdiandian Information Technology Co., Ltd. and the shareholders of Beijing Rongdiandian Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))

4.8

English translation of Form of Equity Pledge Agreement by and between Beijing Rongqiniu Information Technology Co., Ltd., Beijing Rongdiandian Information Technology Co., Ltd. and each shareholder of Beijing Rongdiandian Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))

4.9

English translation of Power of Attorney dated September 29, 2017 from the shareholders of Beijing Rongdiandian Information Technology Co., Ltd. to Beijing Rongqiniu Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))

4.10

English translation of Exclusive Business Cooperation Agreement dated August 25, 2017 by and between Beijing Rongqiniu Information Technology Co., Ltd. and Beijing Rongdiandian Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))

4.11

English translation of Baidu KA Online Promotion Service Framework Contract dated January 1, 2017 between Beijing Ronglian Shiji Information Technology Co., Ltd. and Beijing Wushuang Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))

4.12

English translation of the Agreement on Change of Contracting Parties dated October 18, 2017 by and between Beijing Ronglian Shiji Information Technology Co., Ltd., Beijing Wushuang Technology Co., Ltd. and Beijing Rongqiniu Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))

4.13

Share Purchase Agreement, dated November 3, 2017, between the Registrant and Torch International Investment Ltd. (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))

4.14

Share Purchase Agreement, dated November 3, 2017, between the Registrant and Rosy Parade Limited (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))

4.15

Share Purchase Agreement, dated November 3, 2017, between the Registrant and MSM International Limited (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))

Exhibit Number	Description of Document

4.16

Share Purchase Agreement, dated November 3, 2017, between the Registrant and Article Light Limited (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))

8.1*	Principal subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Fangda Partners

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed with this annual report on Form 20-F

**          Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Jianpu Technology Inc.

	By:	/s/ Daqing (David) Ye
	Name:	Daqing (David) Ye
	Title:	Chief Executive Officer

Date: April 27, 2018

JIANPU TECHNOLOGY INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Jianpu Technology Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jianpu Technology Inc. and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive loss, of changes in invested/shareholders’ (deficit)/equity and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 27, 2018

We have served as the Company’s or its predecessor’s auditor since 2016

JIANPU TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$ Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents	—	1,543,811	237,279
Accounts receivable, net (including amounts billed through RONG360 of RMB57,536 and RMB141,190 as of December 31, 2016 and 2017, respectively)	57,536	182,090	27,987
Amount due from related party	21,128	—	—
Prepayments and other current assets	50,415	161,027	24,749
Total current assets	129,079	1,886,928	290,015
Non-current assets:
Property and equipment, net	4,591	18,966	2,915
Other non-current assets	813	7,621	1,171
Total non-current assets	5,404	26,587	4,086
Total assets	134,483	1,913,515	294,101
LIABILITIES AND INVESTED EQUITY/SHAREHOLDERS’EQUITY
Current liabilities:
Accounts payable (including amounts of the consolidated variable interest entity (“VIE”) of RMB11,292 and RMB nil as of December 31, 2016 and 2017, respectively. Note1(d))	32,433	177,373	27,262
Advances from customers (including amounts of the consolidated VIE of RMB4,051 and RMB491 as of December 31, 2016 and 2017, respectively. Note1(d))	18,149	71,538	10,995
Tax payable (including amounts of the consolidated VIE of RMB87 and RMB305 as of December 31, 2016 and 2017, respectively. Note1(d))	1,849	17,876	2,748
Amount due to related party	—	35,427	5,444
Accrued expenses and other current liabilities (including amounts of the consolidated VIE of RMB2,305 and RMB2,266 as of December 31, 2016 and 2017, respectively. Note1(d))	29,445	72,839	11,195
Total current liabilities	81,876	375,053	57,644
Total liabilities	81,876	375,053	57,644
Commitments and contingencies (Note 14)
Invested equity/Shareholders’ equity:
RONG360’s investment	52,607	—	—
Ordinary shares (US$0.0001 par value, 1,500,000,000 shares authorized, 68,750,000 Class A ordinary shares and 345,541,350 Class B ordinary shares issued and outstanding as of December 31, 2017)	—	275	42
Additional paid-in capital	—	1,734,067	266,521
Accumulated losses	—	(174,710)	(26,852)
Other comprehensive loss	—	(21,170)	(3,254)
Total invested equity/Shareholders’ equity	52,607	1,538,462	236,457
Total liabilities and invested equity /Shareholders’ equity	134,483	1,913,515	294,101

The accompanying notes are an integral part of these consolidated financial statements.

JIANPU TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$ Note 2(e)
Revenues:
Recommendation services:
Loans (including revenues from related party of RMB nil, RMB19,932 and RMB102,997 for the years ended December 31, 2015, 2016 and 2017, respectively.)	116,738	238,846	1,119,456	172,057
Credit cards	38,406	64,911	228,905	35,182
Total recommendation services	155,144	303,757	1,348,361	207,239
Advertising, marketing and other services	13,229	52,630	97,412	14,972
Total revenues	168,373	356,387	1,445,773	222,211
Cost of revenues	(34,423)	(66,683)	(143,828)	(22,106)
Gross profit	133,950	289,704	1,301,945	200,105
Operating expenses:
Sales and marketing	(262,359)	(382,915)	(1,227,896)	(188,724)
Research and development	(45,358)	(72,832)	(153,905)	(23,655)
General and administrative	(22,419)	(16,273)	(93,718)	(14,404)
Loss from operations	(196,186)	(182,316)	(173,574)	(26,678)
Others, net	12	191	(169)	(26)
Loss before income tax	(196,174)	(182,125)	(173,743)	(26,704)
Income tax expense	—	—	(28,382)	(4,362)
Net loss	(196,174)	(182,125)	(202,125)	(31,066)
Other comprehensive loss, net
Foreign currency translation adjustments	—	—	(21,170)	(3,254)
Total other comprehensive loss	—	—	(21,170)	(3,254)
Total comprehensive loss	(196,174)	(182,125)	(223,295)	(34,320)
Net loss per share
Basic and diluted	(0.57)	(0.53)	(0.57)	(0.09)
Net loss per ADS
Basic and diluted	(1.43)	(1.33)	(1.43)	(0.23)
Weighted average number of shares
Basic and diluted	345,541,350	345,541,350	353,452,309	353,452,309

The accompanying notes are an integral part of these consolidated financial statements

JIANPU TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN INVESTED/SHAREHOLDERS’ (DEFICIT)/EQUITY

(All amounts in thousands, except for share and per share data)

	Ordinary shares		Additional Paid-	Accumulated Other	Accumulated	RONG360’s	Total invested /shareholders’
	Shares	Amount	in Capital	Comprehensive Loss	losses	investment	(deficit)/equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at December 31, 2014	—	—	—	—	—	5,678	5,678
RONG360’s contribution	—	—	—	—	—	163,714	163,714
Share-based compensation	—	—	—	—	—	13,216	13,216
Net loss	—	—	—	—	—	(196,174)	(196,174)
Balance at December 31, 2015	—	—	—	—	—	(13,566)	(13,566)
RONG360’s contribution	—	—	—	—	—	243,481	243,481
Share-based compensation	—	—	—	—	—	4,817	4,817
Net loss	—	—	—	—	—	(182,125)	(182,125)
Balance at December 31, 2016	—	—	—	—	—	52,607	52,607
RONG360’s contribution	—	—	—	—	—	93,431	93,431
Share-based compensation	—	—	106,039	—	—	1,727	107,766
Net loss	—	—	—	—	(174,710)	(27,415)	(202,125)
Completion of reorganization(Note 1(b))	345,541,350	229	120,121	—	—	(120,350)	—
Initial working capital contributed by RONG360	—	—	150,000	—	—	—	150,000
Issuance of ordinary shares for the IPO and the concurrent private placements	68,750,000	46	1,357,907	—	—	—	1,357,953
Share-based awards to employees of non-platform business (Note 10)	—	—	8,851	—	—	—	8,851
Deemed dividends to RONG360 in connection with the share-based awards to employees of non-platform business (Note 10)	—	—	(8,851)	—	—	—	(8,851)
Currency translation adjustment	—	—	—	(21,170)	—	—	(21,170)
Balance at December 31, 2017	414,291,350	275	1,734,067	(21,170)	(174,710)	—	1,538,462

The accompanying notes are an integral part of these consolidated financial statements

JIANPU TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$Note 2(e)
Cash flows from operating activities:
Net loss	(196,174)	(182,125)	(202,125)	(31,066)
Adjustments to reconcile net loss to net cash used in operating activities:				—
Depreciation and amortization expenses	3,650	4,637	5,769	887
Share-based compensation expenses	13,216	4,817	107,766	16,563
Allowance for doubtful accounts	656	129	—	—
Changes in operating assets and liabilities:
Accounts receivable	(32,962)	(15,967)	(124,554)	(19,144)
Amount due from related party	—	(21,128)	21,128	3,248
Prepayments and other current assets	(586)	(29,967)	(110,612)	(17,001)
Other non-current assets	177	1,185	(6,808)	(1,046)
Accounts payable	34,789	(14,010)	136,217	20,937
Advance from customers	9,930	4,693	53,389	8,206
Amount due to related party	—	—	35,427	5,444
Tax payable	(746)	1,138	16,027	2,463
Accrued expenses and other current liabilities	9,194	7,469	40,277	6,190
Net cash used in operating activities	(158,856)	(239,129)	(28,099)	(4,319)
Cash flows from investing activities:
Purchases of property and equipment	(4,858)	(4,352)	(18,823)	(2,893)
Net cash used in investing activities	(4,858)	(4,352)	(18,823)	(2,893)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net	—	—	1,368,472	210,330
Initial working capital contributed by RONG360	—	—	150,000	23,055
Funding from RONG360	163,714	243,481	93,431	14,360
Net cash provided by financing activities	163,714	243,481	1,611,903	247,745
Effect of exchange rate changes on cash and cash equivalents	—	—	(21,170)	(3,254)
Net increase in cash and cash equivalents	—	—	1,543,811	237,279
Cash and cash equivalents at beginning of the year	—	—	—	—
Cash and cash equivalents at end of the year	—	—	1,543,811	237,279

Supplemental schedule of non-cash investing and financing activities :
Deemed dividends to RONG360 in connection with the share-based awards granted to employees of non-platform business (Note 10)	—	—	8,851	1,360

The accompanying notes are an integral part of these consolidated financial statements.

JIANPU TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. Nature of operations and reorganization

(a)                                 Nature of operations

Jianpu Technology Inc. (“Jianpu” or the “Company”) is a holding company and conducts its business mainly through its subsidiaries and variable interest entity (“VIE”). Jianpu, its subsidiaries, and VIE together are referred to as the “Group”. The Group is primarily engaged in the operation of its platform for providing online discovery and recommendation services of financial products. The individual users can have access to financial products through the platform, including consumer and other loans, credit cards, and wealth management products. The Group recommends loans and credit cards to individual users and assists the financial service providers in targeting users with specific characteristics based on the users’ financial needs and credit profile, as well as the products offerings and risk appetite of the financial service providers (“Recommendation Services”). The Group also provides advertising, marketing and other services primarily to financial service providers of credit cards and wealth management products. All these services together refer to as “Platform Business”. The Group’s principal operations and geographic markets are in the People’s Republic of China (“PRC”).

(b)                                 Reorganization

Jianpu is an exempted company with limited liability incorporated in the Cayman Islands on June 1, 2017 in connection with a group reorganization (the “Reorganization”) of RONG360. The Platform Business is carried out by various subsidiaries and a VIE of RONG360 (the “Predecessor Operations”) prior to the Reorganization. In connection with the Reorganization, the Platform Business was transferred to the Group by the end of October 2017. And the subsidiaries and VIEs of RONG360 other than the Group continued to carry out the technology-enabled online lending business (the “non-platform business”) after the Reorganization. The Reorganization was approved by the Board of Directors and a restructuring framework agreement was entered into by the Group, RONG360, and the shareholders of RONG360 on August 11, 2017.

As of December 31, 2016, the corporate structure of RONG360 prior to the initiation of the Reorganization is as follows:

Corporate structure of RONG360

	Date of incorporation	Place of incorporation	Percentage of direct or Indirect economic interest	Principal Activities
Parent:
RONG360 Inc.	February 21, 2012	The Cayman Islands		Investment holding
Wholly owned subsidiaries of RONG360:
RONG360 (Hong Kong) Limited (“RONG360 HK”)	February 29, 2012	Hong Kong	100%	Investment holding
Beijing Ronglian Shiji Information Technology Co. Limited (“RLSJ”)	June 25, 2012	PRC	100%	Platform Business and technology-enabled online lending business
Tianjin Rongshiji Information Technology Co. Limited	September 25, 2012	PRC	100%	Platform Business and technology-enabled online lending business
VIE of RONG360:
Beijing Rongshiji Information Technology Co. Limited (“RSJ”)	November 10, 2011	PRC	100%	Platform Business and technology-enabled online lending business

The Group has completed the steps of Reorganization as described below:

Establishment of Jianpu, its subsidiaries and VIE

The ownership structure of the subsidiaries and VIE of the Group has been established as below. The Group was a wholly owned subgroup of RONG360 upon completion of the Reorganization in October 2017.

	Date of incorporation	Place of incorporation	Percentage of direct or Indirect economic interest	Principal Activities
The Company:
Jianpu	June 1, 2017	The Cayman Islands		Investment holding
Wholly owned subsidiaries of the Company:
Jianpu (Hong Kong) Limited (“Jianpu HK”)	June 19, 2017	Hong Kong	100%	Investment holding
Beijing Rongqiniu Information Technology Co., Ltd. (“RQN”)	August 21, 2017	PRC	100%	Platform Business
VIE of the Company:
Beijing Rongdiandian Information Technology Co., Ltd. (“RDD”)	March 3, 2017	PRC	100%	Platform Business

The major reorganization steps are described below:

(1)                                 Jianpu as the holding company for the Group was set up by RONG360 as a wholly owned subsidiary in June 2017.

(2)                                 Jianpu established a wholly owned subsidiary, Jianpu HK, in June 2017.

(3)                                 RDD was established in March 2017. RQN was established by RLSJ and RONG360 HK in August 2017. All equity interests in RQN held by rlsj and RONG360 HK were transferred to Jianpu HK subsequently.

(4)                                 RQN entered into a series of contractual arrangements with RDD and its then shareholders, i.e., certain founders and family member of a founder of Rong360, through which Jianpu has become the ultimate primary beneficiary of RDD. Refer to Note 1(c) for more detailed information.

Transfer of assets and liabilities relating to Platform Business to the Group

Pursuant to a series of agreements entered into by the Group’s entities and RONG360 group entities in August and September 2017 in connection with the Reorganization, all operating assets and liabilities relating to the operation of the Platform Business were transferred from the Predecessor Operations to the Group as capital contribution, along with the establishment of Group’s entities as described above.

The historical funding provided by RONG360 for the Platform Business is deemed and presented as a contribution to the Group from RONG360 in the consolidated financial statements.

Allotment of shares

Upon incorporation, the Company had 1,000,000,000 shares authorized, 1 ordinary share issued and outstanding with a par value of US$0.0001 per share, which was held by RONG360. Pursuant to a written resolution of the Company dated on September 25, 2017, 345,541,349 ordinary shares of par value US$0.0001 each were issued to RONG360 on the same day.

Transitional services arrangement

In September 2017, a transitional services agreement between the Group entities and Predecessor Operations entities was entered into with respect to various ongoing relationships between the Group and the Predecessor Operations entities. Pursuant to the transitional services agreement, the Group entities, during the transitional period which is initially 12 months after the effective date of the agreement, provide the Predecessor Operations entities with various corporate support services, including operational, administrative, human resources, legal, accounting and internal control support. The Predecessor Operations entities provide the Group entities with various support for these employees, business contracts and other business resources relating to the Platform Business during the transitional period. Furthermore, before the registration procedure of the title transfer of all intellectual property rights relating to the Platform Business from the Predecessor Operations entities to the Group entities is completed, Predecessor Operations entities grant the Group entities a license to use these rights.

Subsequent to the transfer of all operating assets and liabilities relating to the operation of the Platform Business to the Group, the key employees, business contracts and operations relating to the Platform Business were transferred to the Group. The Reorganization was completed by the end of October 2017.

Initial Public Offering

In November 2017, the Company completed an initial public offering (the “IPO”) and private placements to certain investors concurrently with the IPO with new issuance of totalling 68,750,000 Class A ordinary shares. The company raised US$204.9 million (approximately equivalent to RMB1,358.0 million) net proceeds from the issuance of new shares from the IPO and the concurrent private placements. Immediately prior to the completion of the IPO, all the ordinary shares as issued and held by RONG360 Inc.(“RONG360”) were redesignated into an equal number of the Class B ordinary shares (Note 11). Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share. Each Class B ordinary share can be converted into one Class A ordinary share at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares. Upon transfer of Class B ordinary shares by RONG360 Inc. to other persons, (i) all shares transferred to Mr. Daqing (David) Ye, Mr. Caofeng Liu, and Mr. Jiayan Lu or their respective affiliates, will remain Class B ordinary shares; (ii) 27,100,830 shares transferred to Mr. Chenchao Zhuang or his affiliates will remain Class B ordinary shares; and (iii) all shares to any party other than those shares mentioned in the foregoing (i) and (ii) will automatically convert into an equal number of Class A ordinary shares. Upon further transfer of Class B ordinary shares by any of Mr. Daqing (David) Ye, Mr. Caofeng Liu, Mr, Jiayan Lu and Chenchao Zhuang (individually referred to as a “Founder” and collectively referred to as the “Founders”) to anyone other than his affiliates, such Class B Ordinary Shares will automatically be converted into an equal number of Class A ordinary shares. When a Founder, ceases to be a director or an officer of the Company, his Class B ordinary shares will automatically be converted into an equal number of Class A ordinary share, and that when the Founders collectively beneficially own less than 5% of the Company’s total issued and outstanding shares on an as-converted basis, all Class B ordinary shares will automatically be converted into an equal number of Class A ordinary shares. The Group concluded that the adoption of dual-class share structure did not have a material impact on its consolidated financial statements. As of December 31, 2017, all the Class B ordinary shares of 345,541,350 shares were solely held by RONG360.

Basis of Presentation for the Reorganization

Immediately before and after the Reorganization, all the legal entities involved in the Reorganization are ultimately controlled by RONG360. Since the Group and the Predecessor Operations were under common control, the accompanying consolidated financial statements include the assets, liabilities, revenue, expenses and cash flows that were directly attributable to the Predecessor Operations for all periods presented prior to the Reorganization. However, such presentation may not necessarily reflect the results of operations, financial position and cash flows if the Group had actually existed on a stand-alone basis during the periods presented prior to the Reorganization.

The assets and liabilities had been stated at historical carrying amounts. Only those assets and liabilities that were specifically identifiable to the Platform Business were included in the Group’s consolidated balance sheets. Income tax liability was calculated on a separate return basis as if the Group had filed a separate tax return. The Group’s statements of comprehensive loss consisted all the revenues, costs and expenses of the Platform Business, including allocations to the cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses, which were incurred by RONG360 but related to the Platform Business prior to the Reorganization. These allocated costs and expenses were primarily related to workplace resources, information technology supports and certain corporate functions, including senior management, finance, legal and human resources, as well as share-based compensation expenses. These allocations were based on proportional cost allocation by considering proportion of headcount, transaction volume, among other things, attributable to the Group and were made on a basis considered reasonable by management.

The following table sets forth the cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses allocated from RONG360 for all periods presented prior to the Reorganization:

	For the Year Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Cost of revenues	6,112	7,930	8,081	1,242
Sales and marketing expenses	16,785	23,785	25,049	3,850
Research and development expenses	11,161	18,175	29,940	4,602
General and administrative expenses	19,604	15,386	11,882	1,826
Total	53,662	65,276	74,952	11,520

The Platform Business was operated within RONG360’s corporate cash management program for all periods presented prior to the Reorganization. For purposes of presentation in the consolidated statements of cash flows, the cash flow from RONG360 to support the Platform Business is presented as funding from RONG360, which is included in cash flows from financing activities. Funding from RONG360 as disclosed under cash flows from financing activities also reflected the changes in contribution from RONG360 as presented in the consolidated statements of changes in invested/shareholders’ (deficit)/equity.

(c)                                  Variable interest entities

(1)                                 VIE arrangement before the Reorganization

Prior to the Reorganization, in order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content, the Predecessor Operations operated its websites and carried out other restricted businesses in the PRC through RSJ, whose equity interests are held by certain founders or family member of a founder of RONG360 as nominee shareholders. RONG360 obtained control over RSJ through RLSJ, a wholly owned subsidiary of RONG360, by entering into a series of contractual arrangements with RSJ and its nominee shareholders. To comply with PRC laws and regulations which prohibit or restrict foreign ownership of internet content, the nominee shareholders are legal owners of an entity. However, the rights of those nominee shareholders have been transferred to RLSJ through such contractual arrangements. These contractual arrangements include exclusive purchase option agreements, exclusive business cooperation agreement, equity pledge agreement and power of attorney. These contractual arrangements can be extended at the option of RLSJ, prior to the expiration date. Management concluded that RLSJ, through the contractual arrangements, has the power to direct the activities that most significantly impact RSJ’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of RSJ, and therefore RSJ is a VIE of RLSJ, of which RONG360 is the ultimate primary beneficiary. As such, RONG360 consolidated the financial statements of RSJ. Consequently, the financial results of RSJ directly attributable to the Predecessor Operations were included in the Group’s consolidated financial statements in accordance with the basis of presentation for the Reorganization as stated in Note1.

The following is a summary of the contractual arrangements that RONG360, through its subsidiary, RLSJ, entered into with RSJ as a VIE:

•                  Exclusive option agreement

The nominee shareholders of the VIE have granted RLSJ the exclusive and irrevocable option to purchase from the nominee shareholders, to the extent permitted under PRC laws and regulations, part or all of their equity interests in these entities for a purchase price equal to the actual capital contribution paid in the registered capital of the VIE by the nominee shareholders for their equity interests. RLSJ may exercise such option at any time. In addition, the VIE and its nominee shareholders have agreed that without prior written consent of RLSJ, they shall not sell, transfer, mortgage or dispose of any assets or equity interests of the VIE or declare any dividend.

•                  Exclusive business cooperation agreement

RLSJ and the VIE entered into exclusive business cooperation agreement under which the VIE engages RLSJ as its exclusive provider of technical services and business consulting services. The VIE shall pay to RLSJ service fees, which is determined by RLSJ at their sole discretion. RLSJ shall have exclusive and proprietary rights and interests in all rights, ownership, interests and intellectual properties arising from the performance of the agreement. During the term of the agreement, the VIE shall not accept any consultations and/or services provided by any third party and shall not cooperate with any third party for the provision of identical or similar services without prior consent of RLSJ.

•                  Equity pledge agreement

Pursuant to the relevant equity pledge agreement, the nominee shareholders of the VIE have pledged all of their equity interests in the VIE to RLSJ as collateral for all of the VIE’s payments due to RLSJ and to secure the VIE’ obligations under the exclusive business cooperation agreement. The nominee shareholders shall not transfer or assign the equity interests, the rights and obligations in the equity pledge agreement or create or permit to create any pledges which may have an adverse effect on the rights or benefits of RLSJ without RLSJ’ written consent. RLSJ are entitled to transfer or assign in full or in part the equity interests pledged. In the event of default, RLSJ as the pledgee, will be entitled to request immediate payment of the unpaid service fee and other amounts due to RONG360’s relevant PRC subsidiaries, and/or to dispose of the pledged equity.

•                  Power of attorney

Pursuant to the irrevocable power of attorney, RLSJ is authorized by each of the nominee shareholders as their attorney in- fact to exercise all shareholder rights under PRC law and the relevant articles of association, including but not limited to, the sale or transfer or pledge or disposition of all or part of the nominee shareholders’ equity interests, and designate and appoint directors, chief executive officers and general manager, and other senior management members of the VIE. Each power of attorney will remain in force during the period when the nominee shareholder continues to be shareholder of the VIE, unless RQN issues adverse instructions in writing. Each nominee shareholders has waived all the rights which have been authorized to RLSJ under each power of attorney.

(2)                                 VIE arrangement after the Reorganization

In connection with the Reorganization, similar contractual arrangements have been entered into among the Company’s wholly owned subsidiary, RQN, and RDD and RDD’s nominee shareholders. The Company obtained control over RDD through RQN, which is a wholly owned subsidiary of the Company, by entering into a series of contractual arrangements with RDD and its nominee shareholders. To comply with PRC laws and regulations which prohibit or restrict foreign ownership of internet content, the nominee shareholders are legal owners of an entity. However, the rights of those nominee shareholders have been transferred to RQN through such contractual arrangements. These contractual arrangements include exclusive purchase option agreement, exclusive business cooperation agreement, equity pledge agreement and powers of attorney. These contractual arrangements can be extended at the option of RQN, prior to the expiration date. Management concluded that RQN, through the contractual arrangements, has the power to direct the activities that most significantly impact RDD’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of RDD, and therefore RDD is a VIE of RQN, of which the Company is the ultimate primary beneficiary. Accordingly, the Company consolidates RDD’s results of operations, assets and liabilities in the Group’s consolidated financial statements pursuant to the accounting principles generally accepted in the United States of America (“U.S. GAAP”) since the establishment of RDD. Refer to Note 2(b) to the consolidated financial statements for the principles of consolidation.

The following is a summary of the contractual arrangements that RQN entered into with RDD as a VIE:

•                  Exclusive Purchase Option Agreement

The nominee shareholders of the VIE have granted RQN the exclusive and irrevocable option to purchase from the nominee shareholders, to the extent permitted under PRC laws and regulations, part or all of their equity interests in these entities at the lowest price permitted by the laws of the PRC applicable at the time of exercise. The nominee shareholders of the VIE have agreed RQN to grant the exclusive and irrevocable option to purchase, to the extent permitted under PRC laws and regulations, part or all of RDD’s assets at the price equal to the higher one of net book value of the purchased assets and the lowest price permitted by the applicable laws of the PRC. RQN may exercise such options at any time. In addition, the VIE and its nominee shareholders have agreed that without prior written consent of RQN, they shall not sell, transfer, mortgage or dispose of any assets or equity interests of the VIE or declare any dividend.

•                  Exclusive Business Cooperation Agreement

RQN and the VIE entered into exclusive business cooperation agreement under which the VIE engages RQN as its exclusive provider of technical services and business consulting services. The VIE shall pay to RQN service fees, which is determined by RQN at their sole discretion. RQN shall have exclusive and proprietary rights and interests in all rights, ownership, interests and intellectual properties arising from the performance of the agreement. During the term of the agreement, the VIE shall not accept any consultations and/or services provided by any third party and shall not cooperate with any third party for the provision of identical or similar services without prior consent of RQN.

•                  Equity Pledge Agreement

Pursuant to the relevant equity pledge agreement, the nominee shareholders of the VIE have pledged all of their equity interests in the VIE to RQN as collateral for all of the VIE’s payments due to RQN and to secure the VIE’ obligations under the exclusive business cooperation agreement, exclusive purchase option agreement and power of attorney. The nominee shareholders shall not transfer or assign the equity interests, the rights and obligations in the equity pledge agreement or create or permit to create any pledges which may have an adverse effect on the rights or benefits of RQN without RQN’ written consent. RQN are entitled to transfer or assign in full or in part the equity interests pledged. In the event of default, RQN as the pledgee, will be entitled to request immediate payment of the unpaid service fee and other amounts due to the Company’s relevant PRC subsidiaries, and/or to dispose of the pledged equity.

•                  Power of Attorney

Pursuant to the irrevocable power of attorney, RQN is authorized by each of the nominee shareholders as their attorney in- fact to exercise all shareholder rights under PRC law and the relevant articles of association, including but not limited to, the sale or transfer or pledge or disposition of all or part of the nominee shareholders’ equity interests, and designate and appoint directors, chief executive officers and general manager, and other senior management members of the VIE. Each power of attorney will remain in force during the period when the nominee shareholder continues to be shareholder of the VIE, unless RQN issues adverse instructions in writing. Each nominee shareholders has waived all the rights which have been authorized to RQN under each power of attorney.

(d)                                 Risks in relation to the VIE structure

Upon completion of the Reorganization, a significant part of the Group’s business was conducted through RDD, or the VIE. The Company became the primary beneficiary of RDD through contractual arrangements. In the opinion of management, the contractual arrangements with the VIE and the nominee shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. The nominee shareholders are also shareholders of the Group and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group’s ability to enforce these contractual arrangements and if the nominee shareholders of the VIE were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements. In January 2015, the Ministry of Commerce (“MOFCOM”), released for public comment a proposed PRC law, the Draft Foreign Investment Enterprises (“FIE”) Law, that appears to include VIE within the scope of entities that could be considered to be FIEs, that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control”. If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to include the Group’s contractual arrangements with its VIE, and as a result, the Group’s VIE could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of FIEs where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law is silent as to what type of enforcement action might be taken against existing VIE, that operates in restricted or prohibited industries and is not controlled by entities organized under PRC law or individuals who are PRC citizens. If the restrictions and prohibitions on FIEs included in the Draft FIE Law are enacted and enforced in their current form, the Group’s ability to use the contractual arrangements with its VIE and the Group’s ability to conduct business through the VIE could be severely limited. The Group’s ability to control the VIE also depends on the power of attorney that the wholly owned subsidiary of the Group has to vote on all matters requiring shareholder approval in the VIE. As noted above, the Group believes these power of attorney are legally enforceable but may not be as effective as direct equity ownership. In addition, if the Group’s corporate structure and the contractual arrangements with the VIE through which the Group conducts its business in the PRC were found to be in violation of any existing or future PRC laws and regulations, the Group’s relevant PRC regulatory authorities could:

•                  revoke or refuse to grant or renew the Group’s business and operating licenses;

•                  restrict or prohibit related party transactions between the wholly owned subsidiary of the Group and the VIE;

•                  impose fines, confiscate income or other requirements which the Group may find difficult or impossible to comply with;

•                  require the Group to alter, discontinue or restrict its operations;

•                  restrict or prohibit the Group’s ability to finance its operations, and;

•                  take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these restrictions or actions could result in a material adverse effect on the Group’s ability to conduct its business. In such case, the Group may not be able to operate or control the VIE, which may result in deconsolidation of the VIE in the Group’s consolidated financial statements. In the opinion of management, the likelihood for the Group to lose such ability is remote based on current facts and circumstances. The Group’s operations depend on the VIE to honor their contractual arrangements with the Group. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. The management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application to an effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIE or the nominee shareholders of the VIE fail to perform their obligations under those arrangements.

The following financial information of the Group’s VIE or RONG360’s VIE directly attributable to the Predecessor Operations as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017 were included in the Group’s consolidated financial statements.

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
Cash and cash equivalent	—	826	127
Accounts receivable, net (including amounts billed through RONG360 of RMB8,075 and RMB15,356 as of December 31, 2016 and 2017, respectively)	8,075	17,966	2,761
Amount due from the subsidiaries of the Group*	—	90,510	13,911
Prepayments and other current assets	6,830	154	24
Property and equipment, net	3,970	8,206	1,261
Total assets	18,875	117,662	18,084
Accounts payable	11,292	—	—
Advances from customers	4,051	491	75
Tax payable	87	305	47
Amount due to the subsidiaries of the Group*	124,215	—	—
Accrued expenses and other current liabilities	2,305	2,266	348
Total liabilities	141,950	3,062	470

* The balances are eliminated through the consolidation in the preparation of the Group’s consolidated financial statements.

	For the Year Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Total revenue	46,362	30,054	408,445	62,777
Net (loss)/income	(5,770)	(43,866)	231,781	35,624

	For the Year Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Net cash provided by/(used in) operating activities	2,133	(39,240)	35,002	5,380
Net cash used in investing activities	(3,700)	(2,266)	(7,076)	(1,088)
Net cash provided by/(used in) financing activities	1,567	41,506	(27,100)	(4,165)
Net increase in cash and cash equivalents	—	—	826	127
Cash and cash equivalents at beginning of the year	—	—	—	—
Cash and cash equivalents at end of the year	—	—	826	127

JIANPU TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of significant accounting policies

(a)                                 Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with U.S. GAAP. Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

(b)                                 Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIE for which the Company is the ultimate primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, exercises effective control over the activities that most impact the entity’s economic performance, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All significant intercompany transactions and balances between the Company and its wholly-owned subsidiaries and the VIE have been eliminated upon consolidation.

(c)                                  Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reporting period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s financial statements include valuation and recognition of share-based compensation expenses, allowance for doubtful accounts and valuation allowances for deferred tax assets. Actual results could differ from those estimates.

(d)                                 Foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and the Group’s subsidiary incorporated in Hong Kong (“HK”) is United States dollars (“US$”). The Group’s PRC subsidiaries and VIE determined their functional currency to be RMB. The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters.

Transactions denominated in foreign currencies other than functional currency are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies other than functional currency are remeasured into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains or losses arising from foreign currency transactions are recorded in the consolidated statements of comprehensive loss.

The financial statements of the Group’s non-PRC entities are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulting foreign currency translation adjustments are recorded in other comprehensive loss in the consolidated statements of comprehensive loss, and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive loss in the consolidated statements of changes in invested/shareholders’ (deficit)/equity. Total foreign currency translation adjustments included in the Group’s other comprehensive loss were nil, nil and RMB21,170 for the years ended December 31, 2015, 2016 and 2017, respectively.

(e)                                  Convenience translation

Translations of the consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2017 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.5063, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2017. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2017, or at any other rate.

(f)                                   Cash and cash equivalents

Cash and cash equivalents represent cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted to withdrawal or use, and which have original maturities of three months or less.

(g)                                 Accounts receivable, net

Accounts receivable are stated at the historical carrying amount net of write-offs and allowance for doubtful accounts. The Group reviews the accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual accounts receivable balances, the Group considers several factors, including the age of the balance, the customer’s payment history, and current credit-worthiness, and current economic trends. Accounts receivable balances are written off after all collection efforts have been exhausted.

(h)                                 Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is calculated using the straight-line method over estimated useful lives of the assets as follows:

Estimated useful life
Office furniture and equipment	3 years
Computer equipment	3 years
Servers and network equipment	3 years
Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the leasehold improvement

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extend the useful lives of property and equipment is capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the assets and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.

(i)                                    Impairment of long-lived assets

The Group evaluates its long-lived assets with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing carrying amount of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the long-lived assets over their fair value. No impairment loss of long-lived assets was recognized for the years ended December 31, 2015, 2016 and 2017.

(j)                                    Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2—Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3—Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of assets or liabilities.

Accounting guidance describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Transfers into or out of fair value hierarchy classifications are made if the significant inputs used in the financial models measuring the fair value of the assets and liabilities became unobservable or observable in the current marketplace. These transfers are considered to be effective as of the beginning of the period in which they occur. The Group did not transfer any assets or liabilities in or out of Level 2 and Level 3 during the year ended December 31, 2017.

The Group did not have any financial instruments measured at fair value on a recurring basis as of December 31, 2016 and 2017.

The Group’s financial instruments including amount due from related party, receivables, payables and other current liabilities are not measured at fair value but for which the fair value is estimated for disclosure purposes, the carrying amount of which approximates the fair value due to their short-term nature.

The Group’s non-financial assets, such as property and equipment, would be measured at fair value only if they were determined to be impaired.

(k)                                 Revenue recognition

The Group generates revenues from Recommendation Services, advertising, marketing and other services.

Consistent with the criteria of ASC 605, Revenue Recognition, the Group recognizes revenues when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured. Revenue is measured at fair value of the consideration received or receivable.

For service arrangements that involve multiple deliverables, revenues are allocated to each unit of accounting based on relative selling price of each unit of accounting according to the selling price hierarchy established by ASU No. 2009-13. The Group uses (a) vendor-specific objective evidence (“VSOE”) of selling price, if it exists, (b) otherwise, third-party evidence of selling price. If neither (a) nor (b) exists, the Group will use (c) the management’s best estimate of the selling price for that deliverable. For the periods presented, the Group primarily uses VSOE to allocate the arrangement consideration.

The Group recognizes revenues net of discounts and return allowances when the services are delivered. Customers for recommendation services are entitled to apply for returns for invalid recommendations within a specified period after the recommendation is delivered under a limited circumstances, i.e., the applicant’s phone number cannot be connected, or the applicant is in the blacklist maintained by the financial service providers, etc. Return allowances are estimated as a reduction of revenues based on historical experiences of returns granted to customers.

Revenue is recorded net of value-added taxes and related surcharges.

Recommendation services:

(i)                                    Loans:

The Group provides Recommendation Services in respect of loan products offered by the financial service providers on its platform, and assist the financial service providers or their loan sales representatives to identify qualified individual users or borrowers. The Group considers the financial service providers, including banks, micro-loan companies and other licensed financial institutions, consumer finance companies and emerging technology-enabled financial service providers, or their loan sales representatives to be its customers, and receives service fees from the customers primarily based on number of applications of qualified users. After the users or borrowers submit applications for the recommended products to the customers, the Group does not retain any further obligations. The price for each recommendation charged to the financial service providers is a fixed price as pre-agreed in the service contract, or pre-set in the bidding systems by the customers. The price is not determined by the size or duration of the loan underlying of each recommendation. Revenue is recognized when the user application is delivered to customers, net of returns, provided the collectability is reasonably assured.

(ii)                                Credit card:

The Group provides Recommendation Services in respect of credit card products offered by credit card issuers on its platform. The individual users can select and apply for the credit cards, and submit applications to credit card issuers. The Group is not involved in the credit card approval or issuance process. Service fee is charged to the customers, i.e., the credit card issuers, upon completion of an application, issuance or first usage of a credit card by the users (collectively referred to as “cost-per-success”). Revenue is recognized on a monthly basis when the customers confirm the number of card application, issuance or first usage with the Group, provided collectability is reasonably assured.

Advertising and marketing services

The Group also provides advertising, marketing and other services primarily to financial service providers of credit cards and wealth management products. The Group’s advertising and marketing services allow customers to place advertisements in particular areas of the Group’s platform and third-party advertising network, at performance-based or time-based fixed prices, in particular formats and over particular periods of time. Performance-based revenues are recognized based on effective clicks, or effective activations, depending on the relevant performance measures. The effective clicks refer to that users click on the advertisements. The effective activations primarily include providing contact information or completing a registration form by users on the advertisers’ websites redirected from the advertisements, and user’s application are successfully approved by the credit card issuers in the case of advertising and marketing services related to credit card products. Time-based revenues are recognized ratably over the service period, provided the collectability is reasonably assured.

For service arrangements involved with third-party platforms, the Group considers whether it should report revenues on a gross or net basis by assessing all indicators set forth in ASC subtopic 605-45, and determine if the Group is acting as principal or agent. For arrangements where the Group has several strong indicators that it has risks and rewards of a principal, such as being the primary obligor, subject to inventory risk, and having latitude in establishing prices and selecting suppliers, revenue is recorded on a gross basis, and the related marketing costs charged by third party platforms that are directly attributable to the customers are recorded as costs of revenues. Otherwise, the revenue is record on a net basis.

(l)                                    Cost of revenues

Cost of revenues consists primarily of costs associated with maintenance of the platform including bandwidth and server hosting costs, call center outsourcing costs, online payment processing fees, credit acquisition costs, direct marketing costs, depreciation, payroll and other related costs of operations.

(m)                             Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising costs for the acquisition of traffic to the Group’s platform, depreciation, payroll and other related expenses for employees engaged in sales, business development and marketing activities.

Advertising costs are expensed as incurred, and are included in sales and marketing expenses. For the years ended December 31, 2015, 2016 and 2017, total advertising expenditures were RMB201,727, RMB285,288 and RMB1,085,314, respectively.

(n)                                 Research and development expenses

Research and development expenses consist primarily of payroll and related expenses for employees involved in developing and improving the Group’s platform, new products development and products enhancements. Since inception, the amount of costs qualifying for capitalization has been immaterial and, as a result, all development costs have been expensed as incurred.

(o)                                 General and administrative expenses

General and administrative expenses consist primarily of payroll and related expenses for employees involved in general corporate functions, including finance, legal and human resources, costs associated with use by these functions of facilities and equipment, such as depreciation, rental and other general corporate related expenses.

(p)                                 Share-based compensation

All share-based awards granted to employees, including restricted ordinary shares and share options, are measured at fair value on grant date. Share-based compensation expense is recognized using the straight-line vesting method for awards that contain only service conditions, and using graded vesting method for other awards, net of estimated forfeitures, over the requisite service period, which is the vesting period.

The Group uses the Binomial option pricing model to estimate fair value of the share options. The determination of estimated fair value of share-based awards on the grant date using an option pricing model is affected by the fair value of underlying ordinary shares as well as assumptions regarding a number of complex and subjective variables. These variables include the expected value volatility of underlying ordinary shares over the expected term of the awards, actual and projected employee share option exercise behaviors, a risk-free interest rate and any expected dividends. The underlying ordinary shares which do not have quoted market prices, were valued based on the income approach. Determination of estimated fair value of the underlying ordinary shares requires complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information on companies in China similar to them.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Group uses historical data to estimate forfeitures of the pre-vesting options and records share-based compensation expenses only for those awards that are expected to vest.

For shares options granted with performance condition, the share-based compensation expenses is recorded when the performance condition is considered probable. Where the occurrence of an initial public offering (“IPO”) is a performance condition, cumulative share-based compensation expenses for the options that have satisfied the service condition are recorded upon the completion of the IPO.

The Company’s share-based awards granted to employees of the non-platform business should be recognized as a deemed dividend from the Group to its parent company, RONG360 at the fair value determined as of the grant date.

(q)                                 Income taxes

Current income taxes are provided in accordance with the regulations of the relevant tax jurisdictions. The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax basis of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. The Group records a valuation allowance to reduce the amount of deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change. Income tax liability is calculated based on a separate return basis as if the Group had filed separate tax returns before the Reorganization.

To assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. As of December 31, 2015, 2016 and 2017, the Group did not have any significant unrecognized uncertain tax positions.

(r)                                  Leases

Each lease is classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership of the leased property is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the leased property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the leaser at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. Payments made under operating lease are charged to the consolidated statements of comprehensive Loss on a straight-line basis over the term of underlying lease. The Group has no capital lease for any of the periods presented.

(s)                                   Comprehensive loss

Comprehensive loss is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Comprehensive loss for the periods presented includes net loss and foreign currency translation adjustments.

JIANPU TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of significant accounting policies

(t)                                    Segment reporting

The Group’s chief operating decision maker has been identified as its Chief Executive Officer, who reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The Group’s long-lived assets are substantially all located in the PRC and substantially all of the Group’s revenues are derived from the PRC. Therefore, no geographical segments are presented.

(u)                                 Statutory reserves

The Company’s subsidiaries and VIE established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to the Foreign Investment Enterprises established in the PRC, the Company’s subsidiaries registered as wholly-owned foreign enterprise have to make appropriations from their annual after-tax profits (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”)) to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the annual after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company’s discretion.

In addition, in accordance with the PRC Company Laws, the Group’s VIE registered as Chinese domestic company must make appropriations from its annual after-tax profits as determined under the PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the annual after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the company.

The use of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted to offsetting of losses or increasing of the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to employees and for the collective welfare of all employees. None of these reserves are allowed to be transferred to the company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

No profit appropriation to above reserve funds was made for the Group’s entities established in the PRC for the years ended December 31, 2015, 2016 and 2017.

3. Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”. The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board, providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry-specific guidance, in current U.S. GAAP. An entity has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented (“full retrospective method”) or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application (“modified retrospective method”). ASU 2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2017, and early adoption is permitted but not earlier than the original effective date of December 15, 2016. The Group will adopt the standard from January 1, 2018 using the modified retrospective method. The Group has substantially completed the evaluation of the impact of the new standard in relation to the revenue recognition of all of its material revenue arrangements. Based on this evaluation, the Group does not expect the adoption to have a material impact on its consolidated financial statements except for the changes on the related disclosures.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expenses for such leases generally on a straight-line basis over the lease term. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments”, which will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments”. ASU 2016-15 provides guidance for targeted changes with respect to how cash receipts and cash payments are classified in the statements of cash flows, with the objective of reducing diversity in practice. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, with early adoption permitted. The Group does not expect the adoption to have a material impact on its consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, “Compensation—Stock Compensation (Topic 718), Scope of Modification Accounting”, which clarifies and reduces both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, to a change to the terms or conditions of a share-based payment award. The amendments are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, with early adoption is permitted. The Group elected to early adopt this guidance from January 1, 2017.

In July 2017, the FASB issued ASU 2017-11, “Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815): I. Accounting for Certain Financial Instruments with Down Round Features. II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception”. This ASU affects all entities that issue financial instruments (for example, warrants or convertible instruments) that include down round features. Part I of this ASU relates to the recognition, measurement, and earnings per share of certain freestanding equity-classified financial instruments that include down round features affect entities that present earnings per share in accordance with the guidance in Topic 260, Earnings Per Share, while Part II does not have an accounting effect. The Part I is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The amendments in Part II of this update do not require any transition guidance because those amendments do not have an accounting effect. The Group is in the process of evaluating the impact of this accounting standard update on its consolidated financial statements.

4. Concentration and risks

(a)                                 Concentration of customers and suppliers

There was one, one and nil customer accounted for more than 10% of the Company’s total revenues for the years ended December 31, 2015, 2016 and 2017. There were three and two customers which individually accounted for more than 10% of the Company’s net accounts receivable as of December 31, 2016 and 2017 respectively as follows:

	For the Year Ended December 31,
Revenues	2015	2016	2017
Customer A	19%	19%	*

	As of December 31,
Accounts receivable, net	2016	2017
Customer A	37%	13%
Customer B	14%	32%
Customer C	10%	*

There were three, three and two suppliers, e.g. advertising agencies and call center service provider, which individually accounted for more than 10% of the Company’s total costs and expenses for the years ended December 31, 2015, 2016 and 2017 respectively. Only one supplier individually accounted for more than 10% of the Company’s net accounts payable as of December 31, 2016 and 2017 respectively as follows:

	For the Year Ended December 31,
Costs and expenses	2015	2016	2017
Supplier I	25%	20%	13%
Supplier II	12%	14%	*
Supplier III	12%	*	*
Supplier IV	*	16%	14%

	As of December 31,
Accounts payable	2016	2017
Supplier V	11%	*
Supplier VI	*	31%

*      The percentage was below 10% for the period.

(b)                                 Credit risks

The Group’s credit risk primarily arises from receivables due from its customers, related parties and other parties. The maximum exposure of such assets to credit risk is the assets’ carrying amounts as of the balance sheet dates. The Group believes that there is no significant credit risk associated with amount due from related parties. Receivables due from customers are typically unsecured in the PRC and the credit risk with respect to which is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

(c)                                  Foreign currency risk

The Group’s operating transactions are mainly denominated in RMB. RMB is not freely convertible into foreign currencies. The value of the RMB is subject to changes by the central government policies and to international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in China must be processed through PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

5. Accounts receivable, net

Accounts receivable, net consists of the following:

	As of December 31,
	2016	2017
	RMB	RMB
Accounts receivable	58,321	182,090
Less: allowance for doubtful accounts	(785)	—
Accounts receivable, net	57,536	182,090

Accounts receivable are non-interest bearing and are generally on terms between 1 to 30 days. In some cases, these terms are extended for certain qualifying long-term customers who have met specific credit requirements.

The movements in the allowance for doubtful accounts are as follows:

	For the Year Ended December 31,
	2016	2017
	RMB	RMB
Balance at beginning of the year	(656)	(785)
Additions	(129)	—
Reversals	—	—
Write offs	—	785
Balance at end of the year	(785)	—

6. Prepayments and other current assets

Prepayments and other current assets consist of the following:

	As of December 31,
	2016	2017
	RMB	RMB
Prepaid advertising expenses, rentals and others	34,708	136,603
Deposits	11,582	20,506
Staff advances	463	1,321
Deductible VAT input	3,662	2,597
Total	50,415	161,027

7. Property and equipment, net

Property and equipment, net consists of the following:

	As of December 31,
	2016	2017
	RMB	RMB
Office furniture and equipment	860	1,187
Computer equipment	3,380	6,930
Servers and network equipment	4,145	17,991
Leasehold improvements	6,069	7,193
Total	14,454	33,301
Accumulated depreciation	(9,863)	(14,335)
Property and equipment, net	4,591	18,966

Depreciation expenses were RMB 3,650, RMB 4,637 and RMB5,769, for the years ended December 31, 2015, 2016 and 2017, respectively.

8. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2016	2017
	RMB	RMB
Accrued payroll	24,926	64,526
Accrued expenses	4,176	7,176
Other payables	343	1,137
Total	29,445	72,839

9. Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries of the Group and Predecessor Operations in Hong Kong are subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

JIANPU TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

9. Income tax

PRC

In accordance with the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. Preferential tax treatments are granted to certain entities qualified as High and New Technology Enterprises (‘‘HNTEs’’). RLSJ and RSJ obtained certificates of HNTEs and therefore are eligible to enjoy a preferential tax rate of 15% for three years, provided that they are qualified as HNTEs during such periods. The management expects that all the criteria to utilize this preferential tax treatment can be satisfied for the annual tax filing for the year ended December 31, 2017. Accordingly, a preferential tax rate of 15% was applied for these two Predecessor Operation entities. Except for the preferential treatment applied to RLSJ and RSJ, the subsidiaries and VIE of the Group and Predecessor Operations in the PRC are subject to a uniform income tax rate of 25% for all periods presented.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%.

Composition of income tax expenses:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Current income tax	—	—	31,467
Deferred income tax	—	—	(3,085)
Total	—	—	28,382

Reconciliation of the differences between statutory income tax rate and the effective income tax rate for the years ended December 31, 2015, 2016 and 2017 are as below:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Statutory EIT rate	25.00%	25.00%	25.00%
Tax effect of preferential tax treatment	—	—	(3.76)%
Tax effect of permanent differences	(1.76)%	(0.80)%	(1.72)%
Changes in valuation allowance	(23.24)%	(24.20)%	(35.86)%
Effective income tax rate	—	—	(16.34)%

The following table sets forth the effect of preferential tax:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Tax effect of preferential tax treatment	—	—	6,535
Basic and diluted loss per share effect	—	—	0.02

Composition of deferred tax assets:

Deferred taxes arising from PRC subsidiaries and VIE were measured using the enacted tax rates for the periods in which they are expected to be reversed. The Group’s deferred tax assets consist of the following components:

	As of December 31,
	2016	2017
	RMB	RMB
Deferred tax assets
Deferred revenue	—	1,153
Accrued payroll and expenses	1,478	1,932
Allowances of doubtful accounts	196	—
Net operating loss carry-forwards	12,942	—
Advertising expenses in excess of deduction limit	109,322	33,980
Total deferred tax assets	123,938	37,065
Less: Valuation allowance	(123,938)	(33,980)
Total deferred tax assets, net	—	3,085

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated (deficit)/equity, existence of taxable temporary differences and reversal periods.

As of December 31, 2016, the Group believed that it is more likely than not that these net accumulated operating losses and other deferred tax assets will not be utilized in the future given the Group had incurred net accumulated operating losses for income tax purposes since its inception. Therefore, the Group provided full valuation allowances for the deferred tax assets.

As of December 31, 2017, the Group believed that it is more likely than not that the advertising expenses in excess of deduction limit will not be utilized in the future given the Group expects its advertising expenses will continue to exceed the deduction limit in the foreseeable future. Therefore, the Group provided full valuation allowance for the deferred tax assets arising from such advertising expenses. The net deferred tax assets as recognized was included in the “Other non-current assets” in the consolidated balance sheets.

Movement of valuation allowance:

	For the Year Ended December 31,
	2016	2017
	RMB	RMB
Balance at beginning of the year	79,869	123,938
Derecognized*	—	(110,153)
Additions	44,069	78,542
Reversals**	—	(58,347)
Balance at end of the year	123,938	33,980

* Immediately upon the completion of the Reorganization, deferred tax assets from the accumulated net operating loss carry-forwards with full valuation allowances on that completion date were derecognized, as which are not allowed to be transferred to the Group’s VIE and subsidiaries under the tax laws and regulations.

** The reversal of valuation allowance for the year ended December 31, 2017 was primarily attributed to changes of the enacted income tax rate due to aforementioned preferential tax treatment of RLSJ and RSJ in 2017.

10. Share-based compensation expenses

The following table sets forth the share-based compensation expenses included in each of the relevant accounts:

	For the Year Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Cost of revenues	—	—	4,246	653
Sales and marketing expenses	—	—	17,817	2,738
Research and development expenses	—	—	32,104	4,934
General and administrative expenses	13,216	4,817	53,599	8,238
Total	13,216	4,817	107,766	16,563

(a)         2012 Share Plan of RONG360

Prior to the Reorganization, all of the options and restricted ordinary shares were granted by RONG360 under its 2012 Share Plan with its own underlying shares. The 2012 Share Plan of RONG360 provides for the grant of share options and other equity-based awards to eligible employees of RONG360 and its subsidiaries and VIE. Starting from 2013, RONG360 granted multiple tranches of share options with tiered vesting commencement dates to employees. Options granted under the 2012 Share Plan were subject to a service condition of four or seven years and a performance condition of occurrence of an IPO. The service condition requires one-fourth of the awards to vest on the first anniversary date of the specified vesting commencement date, and the remaining of the awards to vest in equal installments on a quarterly basis in the remaining vesting period. The grantees are entitled the rights to receive underlying shares that options are exercised only if the performance target of an IPO is achieved, provided the service condition is also met. Options granted typically expire in ten years from the respective vesting commencement date as stated in the grant letters.

The Group did not recognize any share-based compensation expenses for the options granted under the 2012 Share Plan until the IPO as the vesting of the awards was contingent upon an IPO, which was not considered probable until it happened.

The activities of share options granted under RONG360’s 2012 Share Plan for the years ended December 31, 2015, 2016 and for the period from December 31, 2016 to the IPO date are summarized as below(*):

	Number of shares	Weighted average exercise prices US$/Share	Aggregate intrinsic Value US$	Weighted average remaining contractual years
Outstanding as of January 1, 2015	10,770,155	0.05	6,981	8.57
Granted during the year	4,663,004	0.30
Forfeited during the year	(1,348,500)	0.12
Outstanding as of December 31, 2015	14,084,659	0.13	16,380	8.11
Granted during the year	3,130,891	0.75
Forfeited during the year	(1,358,352)	0.27
Outstanding as of December 31, 2016	15,857,198	0.24	36,826	7.50
Granted during the year	5,370,319	0.52
Forfeited during the year	(747,031)	0.41
Outstanding immediately prior to the IPO	20,480,486	0.31	103,295	7.35

(*)                                 Option activities include all activities of share options of RONG360. The share-based compensation expenses discussed below only include the expenses attributable to the Platform Business.

No share-based compensation expenses in relation to share options granted were recognized for the years ended December 31, 2015 and 2016. The total share-based compensation expenses recognized by the Group for the year ended December 31, 2017 for which the service condition had been met and the performance target of IPO was achieved were RMB32,149.

The fair values of the options granted under RONG360’s 2012 Share Plan in relation to the share-based compensation expenses attributable to the Platform Business for the years ended December 31, 2015, 2016 and 2017 are as follows:

	For the Year Ended December 31,
	2015	2016	2017
	US$	US$	US$
Weighted average grant date fair value of option per share	0.65	1.25	3.03
Aggregate grant date fair value of options granted	2,453	2,425	9,013

The estimated fair value of each option granted under RONG360’s 2012 Share Plan is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

	For the Year Ended December 31,
	2015	2016	2017
Risk-free interest rate per annum	1.87% ~ 2.43%	1.59% ~ 1.79%	2.31% ~ 2.4%
Expected term (in years)	10	10	10
Expected volatility	55% ~ 58%	58% ~ 59%	55% ~ 57%
Expected dividends yield	—	—	—

The Group estimated the risk-free interest rate based on the yield to maturity of U.S. treasury bonds denominated in US$ at the option valuation date. Expected term is the contract life of the option. The expected volatility at the grant date and each option valuation date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term of the options. RONG360 has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future.

(b)         Global Share Plan

The Company adopted a Global Share Plan, of which the terms are substantially identical to the 2012 Share Plan of RONG360, effective upon the completion of the Company’s initial public offering. Pursuant to the Global Share Plan, the Company assumed all outstanding 20,480,486 share options issued under the 2012 Share Plan of RONG360. Each one of the outstanding share options under the 2012 Share Plan with underlying shares of RONG360 were converted to one share option of the Company (i.e. the Platform Business) and one share option of RONG360’s other subsidiaries (i.e. the non-platform business) in a way that employees kept an equitable position immediately before and after the conversion. There was no significant incremental share-based compensation expense recorded as a result of the conversion. No new share awards were granted under the Global Share Plan after the IPO till December 31, 2017. No options have been exercised under this plan.

As of December 31, 2017, 18,640,845 share options of the Company were held by the Group’s employees under Global Share Plan with the weighted average exercise price of US$0.21 per option and weighted remaining contractual years of 7.14 years, out of which 10,827,473 options were exercisable with the weighted average exercise price of US$0.10 per option and weighted remaining contractual years of 5.99 years. 16,725,096 share options were expected to be vested with the weighted average exercise price of US$0.20 per option and weighted remaining contractual years of 7.15 years. The aggregate intrinsic value of the outstanding options, exercisable options and share options expected to be vested as of December 31, 2017 are US$44,454, US$26,947 and US$39,924 respectively. There were RMB61,773 of unrecognized share-based compensation expenses, which are expected to be recognized over a weighted-average period of 7.14 years.

As of December 31, 2017, 1,839,641 share options of the Company were held by the employees of non-platform business under the Global Share Plan with the weighted average exercise price of US$0.28 per option and weighted remaining contractual years of 7.57 years, out of which 1,136,338 options were exercisable with the weighted average exercise price of US$0.17 per option and weighted remaining contractual years of 6.91 years. 1,651,134 share options were expected to be vested with the weighted average exercise price of US$ 0.27 per option and weighted remaining contractual years of 7.54 years. The aggregate intrinsic value of the outstanding options, exercisable options and share options expected to be vested as of December 31, 2017 are US$4,251, US$2,755 and US$3,829 respectively. The share options granted to employees of non-platform business were accounted for as deemed dividends from the Company to its parent company, RONG360, as these employees do not provide services to the Company. The share awards were measured based on the fair value as of the grant date. The amount recognized as deemed dividends were RMB8,851 for the year ended December 31, 2017.

As of December 31, 2017, 18,640,845 share options with underlying shares of non-platform business were held by the Group’s employees under the Global Share Plan. The vesting of such awards is conditional upon the fulfillment of requisite service conditions to the Company and listing of non-platform business. The cost relating to such share-based awards succeeded from 2012 Share Plan of RONG360 are recognized by the Company as a shareholder contribution as the award will ultimately be settled by RONG360. The award is accounted for as a financial derivative and initially measured at its fair value in accordance with ASC 815-10-55-46 through 55-48, and the related expense will be recognized over the requisite service period in the consolidated statements of comprehensive loss with a corresponding credit to additional paid-in capital. Subsequent changes in the fair value of the award are recorded in the consolidated statements of comprehensive loss through the date on which the underlying award are settled. The share-based compensation expenses recognized for the year ended December 31, 2017 in relation to share options with underlying share of non-platform business granted to the Group employees under the Global Share Plan were RMB 31,721.

(c)          Restriction of ordinary shares held by founders

On February 21, 2012, an aggregate of 119,692,080 ordinary shares were issued to the founders of RONG360 at par value of US$0.0001 per share. In connection with RONG360’s issuance of Series A Preferred Shares on July 9, 2012, all of the 119,692,080 ordinary shares held by the founders became restricted pursuant to the shareholders’ agreement (“Restricted Founders’ Shares”). The Restricted Founders’ Shares vest over four years provided the founders remain employment relationship. One fourth of the awards vest on the first anniversary date of the specified service commencement date which is earlier than the grant date, and one forty-eighth of the restricted shares vest on a monthly basis in the remaining vesting period, subject to acceleration under certain circumstances including a successful IPO. Such restriction is deemed as a compensatory arrangement for services to be provided by the founders, and therefore accounted for as a share-based compensation arrangement.

The activities of the Restricted Founders’ Shares for the years ended December 31, 2015, 2016 and 2017, are summarized as below(*):

	Number of shares	Weighted-Average Grant-Date Fair Value (in US$)
Unvested at January 1, 2015	17,026,510	0.06
Vested	(17,026,510)	0.06
Unvested at December 31, 2015	—

(*)                                 Activities of Restricted Founders’ Shares include all activities of Restricted Founders’ shares of RONG360. The share-based compensation expenses discussed below only include the expenses attributable to the Platform Business.

Total fair value or intrinsic value of Restricted Founders’ Shares vested on the respective vesting dates attributable to the Platform Business during the year ended December 31, 2015, 2016 and 2017 was US$12,037, nil and nil.

For the years ended December 31, 2015, 2016 and 2017, share-based compensation expenses recognized associated with the Restricted Founders’ Shares attributable to the Platform Business were RMB664, nil and nil.

There were no unvested restricted shares or unrecognized share-based compensation expenses related to the Restricted Founders’ Shares as of December 31, 2016 and 2017, respectively.

(d)         Restricted shares granted to executive officers and director

On July 16, 2014, RONG360 approved and granted of an aggregate of 14,000,000 restricted ordinary shares to three executive officers and a director, who are also founders of RONG360 (“Restricted Shares”). The Restricted Shares vest over seven years provided the grantees remain employment relationship with RONG360. One-fourth of the awards vest on the fourth anniversary date of the specified service commencement date, which is earlier than the grant date, and one forty-eighth of the awards vest on a monthly basis in the remaining vesting period, subject to acceleration under certain circumstances including a successful IPO.

The activities of the Restricted Shares for the years ended December 31, 2015, 2016 and 2017, are summarized as below(*):

	Number of shares	Weighted-Average Grant-Date Fair Value (in US$)
Unvested at January 1, 2015	14,000,000	0.45
Vested	(3,733,333)	0.45
Unvested at December 31, 2015	10,266,667	0.45
Vested	(4,083,333)	0.45
Unvested at December 31, 2016	6,183,334	0.45
Vested	(6,183,334)	0.45
Unvested at December 31, 2017	—

(*)                                 Activities of Restricted Shares include all activities of the Restricted Shares of RONG360. The share-based compensation expenses discussed below only include the expenses attributable to the Platform Business.

Total fair value or intrinsic value of the Restricted Shares vested on the respective vesting dates attributable to the Platform Business during the years ended December 31, 2015, 2016 and 2017, was US$3,316, US$4,324 and US$15,223, respectively.

For the years ended December 31, 2015, 2016 and 2017, share-based compensation expenses recognized associated with the Restricted Shares attributable to the Platform Business were RMB12,552, RMB4,817 and RMB2,388, respectively. As of December 31, 2017, there were no unrecognized share-based compensation expenses related to the Restricted Shares attributable to the Platform Business.

There were no Restricted Shares granted during the years ended December 31, 2015, 2016 and 2017.

(e)          2017 Share Incentive Plan

In October 2017, the board of directors approved and adopted the 2017 Share Incentive Plan (the “2017 Plan”). The 2017 Plan permits the awards of share options, restricted shares or any other type of share-based awards. The maximum number of shares available for issuance under the 2017 Plan shall be 2% of the total number of shares issued and outstanding as of the closing of the Company’s initial public offering, plus an annual increase from the fiscal year beginning January 1, 2018 in according with the approved increasing scheme.

On December 29, 2017, the Company approved and granted an aggregate of 8,285,827 share options to executive officers under the 2017 Plan. Options granted were subject to a service condition and a performance condition. The service condition requires one-fourth of the awards to vest on December 31, 2017, and the remaining of the awards to vest in equal installments on a quarterly basis in the three years starting from March 31, 2018. The performance condition was determined by the board of directors. An evaluation is made each quarter as to the likelihood of performance condition being met.

The activities of the share options granted by the Company under the 2017 Plan  for the year ended December 31, 2017 are summarized as below:

	Number of shares	Weighted average exercise prices US$/Share	Aggregate intrinsic Value US$	Weighted average remaining contractual years
Outstanding as of January 1, 2017	—	—
Granted during the year	8,285,827	0.01
Forfeited during the year	—	—
Outstanding as of December 31, 2017	8,285,827	0.01	21,394	10

The aggregate grant date fair value of the options granted under the 2017 Plan was US$21,377 and US$2.58 per share based on the market price of the underlying ordinary share of the Company on the same date. No options were exercised for the year ended December 31, 2017, and no options were exercisable as of December 31, 2017. All of the options outstanding as of December 31, 2017 were expected to be vested. For the year ended December 31, 2017, share-based compensation expenses recognized associated with the share options granted by the Company under the 2017 Plan were RMB34,948. As of December 31, 2017, there were RMB104,845 of unrecognized share-based compensation expenses related to such share options granted, which are expected to be recognized over a weighted average period of 3 years.

11. Loss per share

Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the period.

The Company issued ordinary shares to RONG360 in connection with the Reorganization in September 2017 (See Note 1). 345,541,350 ordinary shares were issued and outstanding upon the completion of the Reorganization (See Note 1 and Note 15) in October 2017, which are held by RONG360. Basic and diluted net loss per ordinary share reflecting the effect of the issuance of ordinary shares to RONG360 are presented as follows, as if they had been existed since January 1, 2015.

Immediately prior to the completion of the IPO, all of the ordinary shares as issued and held by RONG360 were redesignated into an equal number of Class B ordinary shares the Company, and all of the shares as issued for the IPO and concurrent private placement are Class A ordinary shares. Because the Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights for Class B ordinary shares to be converted into Class A ordinary shares on one-to-one basis as specified in Note 1(b), the two classes of ordinary shares have been presented on a combined basis in the consolidated statements of comprehensive Loss and in the computation of net loss per share.

Basic and diluted net loss per ordinary share for each of the years are presented as follows:

	For the Year Ended
	2015	2016	2017	2017
	RMB (In thousands, except for share and per share data)	RMB (In thousands, except for share and per share data)	RMB (In thousands, except for share and per share data)	USD (In thousands, except for share and per share data)
Numerator:
Net loss	(196,174)	(182,125)	(202,125)	(31,066)
Numerator for basic and diluted net loss per share	(196,174)	(182,125)	(202,125)	(31,066)
Denominator:
Weighted average number of ordinary shares	345,541,350	345,541,350	353,452,309	353,452,309
Denominator for basic and diluted net loss per share	345,541,350	345,541,350	353,452,309	353,452,309
Net loss per ordinary share:
Basic and diluted	(0.57)	(0.53)	(0.57)	(0.09)

Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the respective year. The potential ordinary shares of restricted shares and share options were excluded from the diluted loss net per share calculations because to do so would be antidilutive for all the periods presented. The numbers of restricted shares and share options excluded from the calculation of diluted net loss per share of the Company were 10,266,667 and 14,084,659 as of December 31, 2015, 6,183,334 and 15,857,198 as of December 31, 2016, and nil and 28,766,313 as of December 31, 2017, respectively.

12. Related party transactions

The Group’s consolidated financial statements include costs and expenses allocated from RONG360 prior to the Reorganization, amounted to RMB 53,662, RMB65,276 and RMB74,952 for the years ended December 31, 2015, 2016 and 2017, respectively. In addition, RONG360 provided cash funding support to the Group to satisfy Platform Business’ working capital requirements. See Note 1 (b) for more detailed information.

The following sets forth significant related party transactions of the Group during the years presented:

	For the year ended December 31,
	2015	2016	2017
Revenues generated from RONG360 (a)	—	19,932	102,997
Administrative expenses charged to RONG360 (b)	—	—	2,691
Collection handling services provided by RONG360 (c)	—	—	(1,564)
Initial working capital contributed by RONG360 immediately before the IPO (d)	—	—	150,000

The following sets forth related party outstanding balance:

	As of December 31,
	2016	2017
Amount due from/(to) RONG360 (e)	21,128	(35,427)

(a)                                 RONG360’s business comprised the Platform Business segment and non-platform Business segment prior to the Reorganization, thus transactions between the Group’s Predecessor Operation, i.e. the Platform Business, and non Platform business segment of RONG360 are accounted for as related party transactions. The Group provided recommendation services to the non-platform Business segment of RONG360 and the related service fees were charged at a standard fee rate as that was charged to third party customers.

(b)                                 Following the Reorganization, the administrative expenses allocated to RONG360 consist of various expenses attributable to the non-platform business segment of RONG360, including expenses related to operational, administrative, human resources, legal, accounting and internal control support pursuant to the transitional services arrangement (see Note 1(b)).

(c)                                  Following the Reorganization, RONG360 charged the Group collection handling fees for the revenue amount billed to third parties through RONG360 by the Group. As of December 31, 2017, the accounts receivable billed through RONG360 amounted to RMB141,190.

(d)                                 RONG360 provided RMB150 million (US$23.1 million) of initial working capital to the Company in the form of a capital contribution. The Company received the related cash in November 2017.

(e)                                  The balance arose from the aforementioned related party transactions and various operational payments made by RONG360 on behalf of the Group, such as payroll costs, miscellaneous expenses, etc.

13. Employee Benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIE of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB 19,014, RMB 28,312 and RMB38,726 for the years ended December 31, 2015, 2016 and 2017, respectively.

14. Commitments and contingencies

Operating lease commitments

The Group has leased office premises under non-cancellable operating lease agreements. These leases have varying terms and contain renewal rights. Future aggregate minimum lease payments under non-cancellable operating leases agreements are as follows:

As of December 31, 2017
RMB
Within one year	20,452
After one year but within two years	18,451
Later than two years	15,915
Total	54,818

For the years ended December 31, 2015, 2016 and 2017, the Group incurred rental expenses under operating leases of RMB 9,259, RMB 9,898 and RMB11,004, respectively.

Advertising commitments

The Group has engaged third party service providers for marketing and user traffic acquisitions through various advertising channels. The amount of advertising purchase commitments was RMB1,304 and RMB546 as of December 31, 2016 and 2017, respectively.

Capital and other commitments

The Group did not have significant capital and other commitments as of December 31, 2016 and 2017.

Legal proceedings

From time to time, the Group is subject to legal proceedings, investigations and claims incidental to the conduct of its business. As of December 31, 2017, the Group was not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations and cash flows.

15. Subsequent events

In March 2018, The Company entered into a definitive agreement to acquire 65% of equity interests in a China-based technology company specializing in optimizing data-driven risk management decisions. The target company offers a suite of products and services helping financial service providers to enhance their risk management capabilities. The consideration of the transaction consists of cash, ordinary shares of the Company and options to purchase the Company’s ordinary shares. The cash portion of the consideration is approximately RMB110 million. The non-cash portion of the consideration will represent approximately 1.5% of the issued and outstanding share capital of the Company after giving effect to the issuance of shares and potential exercise of the options for the consideration. The transaction is expected to close in the second quarter of 2018, subject to the satisfaction of customary closing conditions. The Group is still in process of evaluating the accounting impact of this transaction.

16. Restricted net assets

The Group’s ability to pay dividends is primarily dependent on the Group receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s subsidiaries and VIE incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Group’s subsidiaries and VIE.

In accordance with the PRC laws and regulations, statutory reserve funds shall be made and can only be used for specific purposes and are not distributable as cash dividends. See Note 2(u) for more detailed information. As a result of these PRC laws and regulations that require annual appropriation of 10% of net after-tax profits determined in accordance with PRC accounting standards and regulations to be set aside prior to payment of dividends as general reserve fund or statutory surplus fund, the Group’s PRC subsidiaries and VIE are restricted in their ability to transfer a portion of their net assets to the Company.

The Company performed a test on the restricted net assets of its consolidated subsidiaries and VIE (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements”. Such restricted net assets amounted to approximately RMB101.8 million, or 6.6% of the Company’s total consolidated net assets, as of December 31, 2017. Therefore, the Company concluded that it was not applicable for the Company to disclose the condensed financial information for the parent company for the year ended December 31, 2017.