Form 20-F
period 2018-12-31
Jianpu Technology Inc.
filed 2019-04-23
CIK 1713923

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As of December 31, 2018, there were 415,246,557 ordinary shares outstanding, par value US$0.0001 per share, being the sum of 312,774,762 Class A ordinary shares and 102,471,795 Class B ordinary shares.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepare its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•                  “we,” “us,” “our company” and “our” refer, prior to the Restructuring, to the platform business of RONG360 and, after the Restructuring, to Jianpu Technology Inc., a Cayman Islands exempted company and its subsidiaries and, in the context of describing our operations and consolidated financial information, also include its consolidated variable interest entities;

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

•                  “RONG360” means RONG360 Inc., a Cayman Islands exempted company, its subsidiaries and its consolidated variable interest entity, but, prior to the Restructuring, exclude Jianpu Technology Inc., its subsidiaries and its consolidated variable interest entities; and

•                  the “platform business” refers to the operation of our open platform for the discovery and recommendation of financial products, including recommendation services and advertising, marketing services and other services.

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

Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8755 to US$1.00, the exchange rate in effect on December 28, 2018 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

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

ITEM 3.                                                KEY INFORMATION

A.                                    Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive loss for the years ended December 31, 2016, 2017 and 2018 and selected consolidated balance sheet as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected data from consolidated statements of comprehensive loss for the year ended December 31, 2015 and the consolidated balance sheet data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements, which are not included in this annual report. You should read this selected consolidated financial data in conjunction with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods.

	Year Ended December 31,
	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	US$
			(in thousands)
Selected Consolidated Statement of Comprehensive Loss:
Revenues:
Recommendation services:
Loans(1)	116,738	238,846	1,119,456	1,015,407	147,686
Credit cards	38,406	64,911	228,905	750,941	109,220
Total recommendation services	155,144	303,757	1,348,361	1,766,348	256,906
Advertising, marketing and other services(2)	13,229	52,630	97,412	245,494	35,706
Total revenues	168,373	356,387	1,445,773	2,011,842	292,612
Cost of revenues	(34,423)	(66,683)	(143,828)	(223,339)	(32,483)
Gross profit	133,950	289,704	1,301,945	1,788,503	260,129
Operating expenses:
Sales and marketing(3)	(262,359)	(382,915)	(1,227,896)	(1,547,518)	(225,077)
Research and development	(45,358)	(72,832)	(153,905)	(241,270)	(35,091)
General and administrative	(22,419)	(16,273)	(93,718)	(178,371)	(25,943)
Loss from operations	(196,186)	(182,316)	(173,574)	(178,656)	(25,982)
Net interest income	—	—	—	5,037	733
Others, net	12	191	(169)	9,360	1,361
Loss before income tax	(196,174)	(182,125)	(173,743)	(164,259)	(23,888)
Income tax (expenses)/benefits	—	—	(28,382)	4,473	651
Net loss	(196,174)	(182,125)	(202,125)	(159,786)	(23,237)
Less: net income attributable to noncontrolling interests	—	—	—	4,829	702

	Year Ended December 31,
	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	US$
			(in thousands)
Net loss attributable to Jianpu’s shareholders	(196,174)	(182,125)	(202,125)	(164,615)	(23,939)
Other comprehensive loss, net
Foreign currency translation adjustments	—	—	(21,170)	59,658	8,677
Total other comprehensive (loss)/income	—	—	(21,170)	59,658	8,677
Total comprehensive loss	(196,174)	(182,125)	(223,295)	(100,128)	(14,560)

Less: total comprehensive income attributable to noncontrolling interests	—	—	—	5,568	810
Total comprehensive loss attributable to Jianpu’s shareholders	(196,174)	(182,125)	(223,295)	(105,696)	(15,370)
Net loss per share attributable to Jianpu’s Shareholders
Basic and diluted	(0.57)	(0.53)	(0.57)	(0.39)	(0.06)
Net loss per ADS(4) attributable to Jianpu’s shareholders
Basic and diluted	(1.43)	(1.33)	(1.43)	(0.98)	(0.15)

Weighted average number of shares(5)
Basic and diluted	345,541,350	345,541,350	353,452,309	417,315,644	417,315,644

Notes:

(1)         Including revenues from related party of nil, RMB19.9 million, RMB103.0 million and RMB105.5 million (US$15.3 million) for the years ended December 31, 2015, 2016, 2017 and 2018, respectively.

(2)         Including revenues from related party of nil, nil, nil and RMB13.4 million (US$1.9 million) for the years ended December 31, 2015, 2016, 2017 and 2018, respectively.

(3)         Including expenses from related party of nil, nil, nil and RMB40.2 million (US$5.8 million) for the years ended December 31, 2015, 2016, 2017 and 2018, respectively.

(4)         Each two ADSs represent five ordinary shares. The issuance of ordinary shares to RONG360 Inc. has been retrospectively reflected for all periods presented herein.

(5)         1,500,000,000 shares authorized, US$0.0001 par value. 414,291,350 shares (including 68,750,000 Class A ordinary shares, 345,541,350 Class B ordinary shares) issued and outstanding as of December 31, 2017, and 428,063,797 shares (including 325,592,002 Class A ordinary shares, and 102,471,795 Class B ordinary shares) issued and 415,246,557 shares (including 312,774,762 Class A ordinary shares and 102,471,795 Class B ordinary shares) outstanding as of December 31, 2018, respectively.

	As of December 31,
	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	US$
		(in thousands)
Selected Consolidated Balance Sheet:
Cash and cash equivalents	—	—	1,543,811	1,270,001	184,714
Restricted time deposits	—	—	—	142,411	20,713
Short-term investment	—	—	—	78,462	11,412
Accounts receivable, net(1)	41,698	57,536	182,090	444,199	64,606
Amount due from related party	—	21,128	—	—	—
Prepayments and other current assets	20,448	50,415	161,027	160,131	23,290
Total current assets	62,146	129,079	1,886,928	2,095,204	304,735
Total non-current assets	7,965	5,404	26,587	349,931	50,895
Total assets	70,111	134,483	1,913,515	2,445,135	355,630
Short-term borrowings	—	—	—	130,000	18,908
Accounts payable	47,534	32,433	177,373	201,543	29,314
Advances from customers	13,456	18,149	71,538	115,597	16,813
Tax payable	711	1,849	17,876	39,446	5,737
Amount due to related party	—	—	35,427	72,750	10,581
Accrued expenses and other current liabilities	21,976	29,445	72,839	144,478	21,013
Total current liabilities	83,677	81,876	375,053	703,814	102,366
Total non-current liabilities	—	—	—	37,403	5,440
Total liabilities	83,677	81,876	375,053	741,217	107,806
Total invested (deficit)/equity/shareholders’ equity	(13,566)	52,607	1,538,462	1,703,918	247,824

Note:

(1)         Including amounts billed through RONG360 of RMB41,698 thousand, RMB57,536 thousand, RMB141,190 thousand and RMB134,966 thousand as of December 31, 2015, 2016, 2017 and 2018, respectively.

We have completed a corporate restructuring (“Restructuring,” for more details see “ITEM 4 INFORMATION ON THE COMPANY” — “A. History and Development of the Company”) in order to strengthen our positioning as an independent open platform. As part of the Restructuring, the platform business was transferred from RONG360 to us.

B.                                    Capitalization and Indebtedness

Not applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

Risks Related to Our Business

We have incurred significant losses and we may continue to experience losses in the future.

We have incurred significant losses in the past. In 2016, 2017 and 2018, we had net loss of RMB182.1 million, RMB202.1 million and RMB159.8 million (US$23.2 million), respectively. We also had loss from operations at similar levels during those periods. In addition, we had cash used in operations of RMB239.1 million, RMB28.1 million and RMB72.8 million (US$10.6 million) in 2016, 2017 and 2018, respectively. Although we turned profitable and achieved net income in the fourth quarter of 2018, we cannot assure you that we will be able to continue to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve profitability depends in large part on our ability to manage our sales and marketing expenses (excluding share-based compensation), which accounted for 107%, 83.7% and 76.6% of our total revenues in 2016, 2017 and 2018, respectively. We intend to manage and further reduce our sales and marketing expenses as a proportion of our total revenues, but there can be no assurance that we will achieve this goal, and we may continue to experience losses in the future.

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

The majority of user traffic to our platform is generated from third-party channels, rather than from direct access to our mobile apps or website. Our top five traffic acquisition channels accounted for over a third of our user traffic in 2016, 2017 and 2018. We may not be able to promote awareness of our brand and achieve widespread acceptance of our business model to increase direct access to our platform. We have incurred significant expenses on and devoted considerable resources to branding and marketing activities and user traffic acquisition, and we may continue to do so in the future. Our ability to convert user traffic to user base and retain that user base depend on users’ satisfaction with the quantity and quality of financial products offered by financial service providers and trust in the content on our platform. If we fail to meet these challenges, our business, financial performance and prospects will be materially and adversely affected.

Failure to maintain relationships with financial service providers or develop new ones may materially and adversely affect our business and results of operations.

Our relationship with financial service providers is crucial to our success. We generate substantially all of our revenues from services and solutions provided to financial service providers. Certain financial service providers have accounted for a significant portion of our revenues in the past. In 2016 and 2017, our largest financial service provider was a third-party technology-enabled online lending platform, and it accounted for 19% and 9% of our total revenues in the respective years. In 2018, our largest financial service provider was a credit card issuer, and it accounted for 13% of our total revenue in such year. We work with these financial service providers at arm’s-length and negotiate a cooperation agreement with them on an annual basis based on our business needs and market conditions. While we continually seek to diversify our financial service providers, there can be no assurance that the concentration will further decrease. Our ability to attract users to our platform and maintain and grow our user base depends on the quantity and quality of financial products offered by financial service providers on our platform. We also provide big data risk management solutions and integrated solutions to financial service providers, as well as cooperate with them to provide content on our platform and obtain data for our data analytical models. Our arrangements with our financial service providers are typically not exclusive, and they may have similar arrangements with our competitors. If financial service providers are dissatisfied with our services and solutions, they may terminate their relationships with us and switch to our competitors. Moreover, we have seen financial service providers increasingly rely on their own online and technology capabilities to serve online and mobile users in recent years. There can be no assurance that we can maintain relationships with our existing financial service providers on commercially desirable terms. We may also fail to develop new relationship with additional financial service providers. As a result, our business, financial performance and prospects will be materially and adversely affected.

Our match and recommendation of financial products to users may not be effective, which will result in dissatisfaction from both users and financial service providers.

We may not be able to match users with suitable financial products due to various reasons. Our search and recommendation engine may fail to function properly. The data provided to us by our users, financial service providers and third party data partners may not be accurate or up to date. If users are recommended financial products but cannot ultimately obtain approval from financial service providers, they may consider our platform to be ineffective at matching. At the same time, financial service providers may be dissatisfied with us for not effectively helping them acquire users. After a user gets a financial product, the user may become dissatisfied with the terms and conditions of the financial product or the services provided by the financial service provider, or the financial service provider may have difficulty collecting repayments from the user. Both the user and financial service provider may associate their dissatisfaction and subsequent difficulties with our platform as the transaction was initiated on our platform. Users may consequently be reluctant to continue to use our platform and financial service providers may be hesitant to continue to partner with us. As a result, our business, reputation, financial performance and prospects will be materially and adversely affected.

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

Our business or the businesses of our financial service providers may be subject to a variety of PRC laws and regulations governing financial services. The application and interpretation of these laws and regulations are ambiguous and may be interpreted and applied inconsistently between different government authorities. In particular, the PRC government’s regulatory framework governing the new and rapidly-evolving online consumer finance market, which is the source of the transactions that our platform facilitates is rapidly evolving and is subject to further change and interpretation. The PRC government may enhance the implementation of existing laws and regulations, and may also adopt a stringent regulatory framework for the online and mobile consumer finance market in the future, and impose specific requirements (including licensing requirements) on market participants. It may be costly for us to comply with applicable PRC laws and regulations. If our practice is deemed to violate any existing or future laws and regulations, we may face injunctions, including orders to cease illegal activities, and may be subject to other penalties as determined by the relevant government authorities. As of the date of this annual report, we have not been subject to any material fines or other penalties under any PRC laws or regulations on our business operations. Furthermore, a significant number of financial service providers on our platform operate in the online and mobile consumer finance market, and consequently, new government laws and regulations, stricter enforcement of existing laws and regulations or even speculation regarding such developments on our financial service providers may materially and adversely affect our business, financial condition and prospects. For recent updates of relevant laws and regulations, please also refer to “—If any financial product on our platform or the business practice of us or any of our financial service providers is deemed to violate any new or existing PRC laws or regulations, our business, reputation, financial condition and results of operations could be materially and adversely affected.”

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

The PRC government has adopted several regulations governing personal credit reporting businesses. According to the Administrative Regulations on the Credit Reporting Industry, which was promulgated by the State Council and became effective in 2013, “personal credit reporting business” means the activities of collecting, organizing, storing and processing “information related to the credit standing” of individuals as well as providing the information to others, and a “credit reporting agency” refers to a duly established agency whose primary business is credit reporting. These regulations, together with the Administrative Measures for Credit Reporting Agencies, which was promulgated by the People’s Bank of China and became effective in 2013, set forth qualification standards for entities conducting a credit reporting business in China, rules and requirements for credit reporting businesses and operating standards for credit reporting agencies. According to these regulations and measures, no entity may engage in personal credit reporting business without approval by the credit reporting industry regulatory department under the State Council. If any entity directly engages in personal credit reporting business without such approval, the entity is subject to penalties including suspension of business, confiscation of revenues related to personal credit reporting business, fines of RMB50,000 (US$7,272) to RMB500,000 (US$72,722) and criminal liabilities.

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

Financial products and the businesses of our financial service providers are regulated in China. We may be indirectly subject to PRC financial regulations as a result of the financial products on our platform and our services to and cooperation with financial service providers. On December 1, 2017, the Internet Finance Rectification Office and the Online Lending Rectification Office jointly issued the Notice on Regulating and Rectifying “Cash Loan” Business, or the Circular 141, and on December 8, 2017, the Online Lending Rectification Office issued the Notice on the Rectification and Inspection Acceptance of Risk of Online Lending Intermediaries, or the Circular 57, both of which outlined more specific requirements on financial service providers. In addition, in March 2018, the Internet Finance Rectification Office issued the Notice on Strengthening the Rectification of Asset Management through the Internet and Carrying on the Inspection and Acceptance, or the Circular 29, which outlines more strict and specific requirements on the practices of asset management business (including wealth management plan) through the Internet, such as requirement on obtaining necessary licenses, prohibition of the sale on an agency basis or provision of sale agency service in any disguised form, by any Internet platform of any asset management products provided by any financial asset exchange which is not in full compliance with applicable laws.

In August 2018, the Online Lending Rectification Office issued the Notice on Launching Compliance Inspection on Peer-to-Peer Online Lending Institutions, or the Inspection Notice, which requires peer-to-peer online lending institutions to complete compliance inspections (including self-inspection, inspection conducted by local and national Internet Finance Association and verification conducted by the competent rectification office in charge of the peer-to-peer online lending) pursuant to the Inspection Notice and the Compliance Checklist for Online Peer-to-Peer Lending Institutions as specified in the Inspection Notice. Afterwards, in December 2018, the Internet Finance Rectification Office and the Online Lending Rectification Office jointly issued the Opinions on Properly Carrying out the Classified Disposal and Risk Prevention of Online Lending Institutions, or the Circular 175, which reiterates the principle, as specified in certain previous guidelines, that the local rectification offices shall take effective measures to ensure the decrease of the total number, the business scales and the amount of investors and borrowers of the peer-to-peer online lending institutions, during the rectification period. Furthermore, Circular 175 requires the local rectification offices, based on the results of the compliance inspections, to classify the peer-to-peer online lending institutions into different categories according to their compliance and business risk conditions, and to require or provide guidance for the institutions to clean up their peer-to-peer online lending business unless they are strictly in compliance with applicable laws and with a large business scale and good business operation conditions. Some of the financial service providers on our platform are peer-to-peer online lending institutions. If any of those peer-to-peer online lending institutions fails to strictly comply with applicable laws and maintain a good operation condition, it may not be allowed to continue its business and consequently our business, financial condition and prospects may be materially and adversely affected. If any financial product on our platform is deemed to violate any PRC laws or regulations, we may be liable for listing the product or assisting in offering the product on our platform, even if we are not its provider.

If any of our financial service providers is deemed to violate any PRC laws or regulations, we may be jointly liable due to the services or solutions we provide. We may have to remove financial products from our platform or terminate relationship with financial service providers. Although we have implemented internal control procedures reviewing and examining the products on our platform to ensure their compliance with relevant provisions, as we have limited control over the financial products and the services provided by financial service providers, if any financial product on our platform is deemed to violate any laws, rules or regulations, we may face, among others, regulatory warnings, correction orders, condemnation, fines and criminal liability. As a result, our business, reputation, financial performance and prospects could be materially and adversely affected.

For instance, recently it was reported by CCTV “315 Night” (CCTV Report), a show concerning consumer rights protection which airs annually on March 15, that certain financial products offered by third party financial service providers on our platform contained inappropriate conducts, which were suspected of the infringement of consumer rights. In response to the CCTV Report, we promptly organized internal resources to thoroughly review our business practice, including the voluntary suspension of further downloads of our mobile apps on major mobile app stores in order to identify any inappropriate conduct that could adversely affect consumer rights, and to take remediation measures with respect to any inappropriate activity that may be found on our platform. Further to such report, we have been working with the relevant regulators and industry associations to respond to their review and inspections, to further enhance and strengthen our internal control procedures in terms of financial service provider’s on-boarding standard and on-going supervision, and to jointly launch the initiatives of developing a set of industry wide standards or best practice to further promote financial education and consumer rights protection. Although we implement stringent standards to screen financial service providers before listing their products on our platform, we cannot rule out the possibility that the quality of the financial products and the services provided by financial service providers are not in full compliance with applicable laws and regulations at all times.

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

Fraudulent activity conducted through our platform or using the brand name of RONG360 could negatively impact our brand and reputation and cause the use of our platform to decrease.

We are subject to fraudulent activity on our platform or being perpetrated purportedly in the brand name of RONG360, sometimes through sophisticated schemes or collusion. Certain of our own employees may be corrupted and participate in fraudulent or otherwise illegal activities. Our resources, technologies, fraud detection tools and risk management system may be insufficient to accurately detect and timely prevent fraud and misconduct. For instance, it was found recently that certain third parties were racketeering or conducting predatory collection practices in the name of RONG360, which may have imposed negative impact on our brand and reputation. Significant increases in fraudulent activity could negatively impact our brand and reputation, result in losses suffered by users and financial service providers, and reduce user access to and user activity on our platform. We may need to adopt additional measures to prevent and reduce fraud, which could increase our costs. We anticipate that we will continue to be subject to claims on the fraudulent activity being perpetrated purportedly in the brand name of RONG360, and may incur extra costs and expenses as a result. High profile fraudulent activity could even lead to regulatory intervention, and may divert our management’s attention and cause us to incur additional expenses and costs. If any of the foregoing were to occur, our reputation and financial performance could be materially and adversely affected.

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

Any negative publicity with respect to us, our financial service providers or the industry in which we operate may materially and adversely affect our reputation, brand, business and results of operations.

Our brand and reputation are critical to our business and competitiveness. We operate our platform using the “RONG360” brand and tradename in China. Factors that are vital to our reputation include but are not limited to our ability to:

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

Any negative publicity about the foregoing or other aspects of our company, including but not limited to our brand, management, business, legal compliance, financial condition or prospects, whether with merit or not, could severely compromise our reputation and harm our business and operating results. In addition, negative publicity with respect to our financial service providers or the industry in which we operate may materially and adversely affect our business and results of operations. For instance, on March 15, 2019, CCTV’s “315 Night”, an influential show on consumer rights protection, reported that certain financial products offered by third-party financial service providers on our platform contained inappropriate conducts that were suspected of infringement of consumer rights. Although we have promptly responded to the negative media exposure to address user concerns, and organized internal resources to conduct thorough review over our own business practice to identify any inappropriate conduct that could adversely affect consumer rights, the media exposure has had an immediate adverse impact on our reputation and the “RONG360” brand, which in turn may adversely affect our business and results of operations.

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

Any interruptions or delays in the availability of our platform or solutions, whether as a result of third-party or our error, natural disasters or security breaches, whether accidental or willful, could harm our reputation and our relationships with users and financial service providers. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. Although we conduct regular troubleshooting exercises, our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage. These factors could damage our brand and reputation, divert our employees’ attention and subject us to liability, any of which could adversely affect our business, financial condition and results of operations.

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

We regard our software registrations, trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that (i) our application for the registration of trademarks and other intellectual property rights will be approved, (ii) any intellectual property rights will be adequately protected, or (iii) such intellectual property rights will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. For instance, we are using and will continue to use, or may need to use in the future, certain trademarks including the logo and character of “融 360” for our current and future business operations. The registration applications in the PRC of such trademarks under category 36 (finance related) and category 42 (internet and computer related) were rejected by the Trademark Office of the State Administration for Industry and Commerce, and were further rejected by the Trademark Review Committee (the “Review Committee”). We initiated administrative litigations thereafter against the Review Committee with respect to the aforesaid rejections of our trademark registration applications, and such litigations are still pending and there is no assurance that we will prevail in such litigations and the relevant applications for trademark registration in the PRC will eventually be approved. If these trademarks could not be registered, we may fail to prevent others from using these marks, and our business, financial condition and results of operations may be materially and adversely affected. Furthermore, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. For instance, in April 2019, Beijing Qihoo Technology Co., Ltd. filed a lawsuit in a court in Beijing against our PRC subsidiary and a related party alleging that our use of RONG360 brand and tradename infringes upon its 360 trademark and constitutes unfair competition, and seeking various remedies from us. We believe this lawsuit has no merits and intend to defend ourselves rigorously. For any third-party infringement claims brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

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

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in the course of auditing our consolidated financial statements for the years ended December 31, 2016, 2017 and 2018, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2016, 2017 and 2018, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States.

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

On July 31, 2018, RONG360 completed the share distribution of our ordinary shares held by it to the existing shareholders of RONG360 in proportion to RONG360’s shareholding structure, and thus completed the Restructuring to strengthen our positioning as an independent open platform. For more details, see “Item 4. Information on the Company—C. Organizational Structure.” If we were unable to enhance the quality of our platform after the Restructuring, our business, financial condition and results of operations would be materially and adversely affected.

RONG360 Inc. and its subsidiaries historically operated both our business and a technology-enabled online lending business. After the platform business was transferred to us as part of the Restructuring, we operate our business under the “Rong360” brand, whereas the technology-enabled online lending business is operated by RONG360 under a separate brand. However, the technology-enabled online lending business may be perceived to be a part of our business, which could subject us to reputational and regulatory risks. Any negative developments with respect to the technology-enabled online lending business and RONG360 may materially and adversely affect our business and brand.

Although the credit decisioning and risk management model of the technology-enabled online lending business is separate and independent from the credit decisioning and risk management solutions of our business, if our users or financial service providers believe otherwise, they may lose confidence in our data analytical capabilities. The technology-enabled online lending online business is expected to be a financial service provider on our platform under an information service cooperation agreement on terms and conditions similar to those we have with third party financial service providers. In addition, the technology-enabled online lending business will receive operational, administrative, human resources, legal, accounting and internal control support from us through a transitional services agreement for twelve months, and the effective period has already been extended by mutual consent. If our arrangements with the technology-enabled online lending business or RONG360 are perceived by users or other financial service providers to be not on commercially reasonable terms, our reputation as an independent open platform may be damaged and our business and results of operations may be adversely affected. Furthermore, although RONG360 is expected to have its own separate senior management team, certain of our directors and executive officers may continue to provide advisory and other services to RONG360 These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for us and the technology-enabled online lending business. Business opportunities may arise that both we and RONG360 find attractive, and which would complement our respective businesses. The technology-enabled online lending business may wish to take the opportunities itself, which would hinder us from taking advantage of those opportunities. In addition, we may compete with the technology-enabled online lending business in the hiring of new employees, in particular with respect to credit decisioning and risk management related matters. We may not be able to resolve any potential conflicts which may have material adverse effect on our business.

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

In addition, the Administrative Measures for Financial Information Services, effective on February 1, 2019, set forth that the financial information service providers shall not produce, copy, publish or spread information that contains any of the following contents: (i) false financial information endangering national financial security or social stability, (ii) distorting national fiscal and monetary policies or financial management policies disrupting the economic orders or damaging national interests; (iii) instigating any other person to commit commercial fraud or economic crime causing any social impact, (iv) fabricating any event or news on the securities, funds, futures, foreign exchange and other financial markets, (v) publicizing financial products and services prohibited by the competent departments, and (vi) any other content prohibited by laws, regulations or rules. Furthermore, financial information service providers are required to formulate internal service standards including the content review standard. Due to the lack of detailed interpretations of such measures, there is still uncertainty as to whether we shall be deemed as financial information service provider regulated by such measures. We have proactively implemented internal control policy screening the information and content on our website and mobile apps to ensure their compliance with the provisions of the Administrative Measures for Financial Information Services. However, there can be no assurance that all the information or content displayed on, retrieved from or linked to our website and mobile apps complies with the requirements of the provisions at all times. If we were deemed as violating the requirements under the Administrative Measures for Financial Information Services, we may be subject to inquiries, public condemnation, rectification, or brought into the blacklist for the dishonest, or even subject to administrative penalties or criminal liabilities.

We may also become involved in legal disputes with third parties that disagree with the content on our platform. For example, a financial service provider that received a low rating from our reports filed a lawsuit claiming that we engaged in unfair competition. While this lawsuit was dismissed by the court and subsequently withdrawn by the plaintiff, there can be no assurance that we will successfully defend ourselves against similar lawsuits in the future. In addition, such lawsuits could result in substantial cost and a diversion of our managerial and financial resources.

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

Future investments in and acquisitions of assets, technologies and businesses may fail and may result in equity and earnings dilution and significant diversion of management attention.

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

We believe our cash and cash equivalents as of December 31, 2018 will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. However, we need to make continued investments in facilities, hardware, software, technological systems and to retain talents to remain competitive, by using funds from bank borrowings and operating cash inflows. Due to the unpredictable nature of the capital markets and our industry, there can be no assurance that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

Privacy concerns relating to our products and services and the use of user information could damage our reputation, deter current and potential users and customers from using our products and services, and negatively impact our business.

We collect personal data from our users in order to better understand our users and their needs. Concerns about the collection, use, disclosure or security of personal information or other privacy-related matters, even if unfounded, could damage our reputation, cause us to lose users and customers and adversely affect our operating results. While we strive to comply with applicable data protection laws and regulations, as well as our own posted privacy policies and other obligations we may have with respect to privacy and data protection, the failure or perceived failure to comply may result, and in some cases has resulted, in inquiries and other proceedings or actions against us by government agencies or others, as well as negative publicity and damage to our reputation and brand, each of which could cause us to lose users and customers, which could have an adverse effect on our business.

Any systems failure or compromise of our security that results in the unauthorized access to or release of our users’ or customers’ data could significantly limit the adoption of our products and services, as well as harm our reputation and brand and, therefore, our business. We strictly limit third-party developers’ access to user privacy and user data, and we expend significant resources on technology and product development to protect against leakage of user information and other security breaches. Nonetheless, given its great commercial value, our user data may still be misused by third-parties, which could expose us to legal and regulatory risks and seriously harm our business.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which came into effect on June 1, 2017. The Cyber Security Law sets high requirements for the operational security of facilities deemed to be part of the PRC’s “critical information infrastructure.” In the European Union, or EU, the General Data Protection Regulation, or GDPR, which came into effect on May 25, 2018, present increased challenges and risks in relation to policies and procedures relating to data collection, storage, transfer, disclosure, protection and privacy, and will impose significant penalties for non-compliance, including for example, penalties calculated as a percentage of global revenue under the GDPR. Since the GDPR only came into effect recently, the potential risks associated with non-compliance therewith are uniquely difficult to predict. Other jurisdictions may have similar prohibitions.

New laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which is often uncertain and in flux, may be inconsistent with our practices. If so, in addition to the possibility of fines, this could result in an order requiring that we change our practices, which could have an adverse effect on our business and operating results. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

The global macroeconomic environment is facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014 and uncertainties over the impact of Brexit. The growth of the PRC economy has slowed down since 2012 compared to the previous decade and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa. There have also been concerns about the relationship between China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their business or withdrawing their investment in China. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition. Recent changes in U.S. trade policies, including new tariffs on imports from China generally, and reactions by a number of markets including China in response to these U.S. actions, may have a material adverse effect on global economic conditions and the stability of global financial markets, and they may significantly reduce global trade and, in particular, trade between China and the United States. Our users and customers may reduce or delay their spending or borrowing activities, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers.

We and certain of our directors and officers have been named as defendants in a putative shareholder class action lawsuit, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We will have to defend against a putative shareholder class action lawsuit described in. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings,” including any appeals of such lawsuit should our initial defense be unsuccessful. We are currently unable to estimate the possible outcome or loss or possible range of loss, if any, associated with the resolution of this lawsuit. In the event that our initial defense of this lawsuit is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of this case, including any plaintiff’s appeal of a judgment in this lawsuit, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from this matter. The litigation process may utilize a significant portion of our resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to this matter, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

Risks Related to Our Corporate Structure

If the PRC government deems that our contractual arrangements with our variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of internet-based businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider which is engaged in internet information provision business like us and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalogue of Industries for Foreign Investment promulgated in 2007, as most recently amended in July 2018, and other applicable laws and regulations.

We are a Cayman Islands exempted company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws and regulations, we conduct operations in China through Beijing Rongdiandian Information Technology Co., Ltd., or RDD, and other affiliated PRC entities. We refer to these affiliated PRC entities as our variable interest entities, or the VIEs, and we have entered into a series of contractual arrangements with the VIEs and their shareholders, which enable us to (i) exercise effective control over the VIEs, (ii) receive majority of the economic benefits and bear the obligation to absorb substantially all of the losses of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC laws. Because of these contractual arrangements, we are deemed the primary beneficiary of the VIEs and hence consolidate their financial results under U.S. GAAP. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

In the opinion of Fangda Partners, our PRC legal counsel, (i) the ownership structure of our wholly foreign owned subsidiaries and the VIEs in China does not result in any violation of PRC laws and regulations currently in effect; and (ii) the contractual arrangements between our wholly foreign owned subsidiaries, the VIEs and the shareholders of the VIEs that are governed by PRC law are valid, binding and enforceable, and do not result in any violation of PRC laws or regulations currently in effect. However, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, and there can be no assurance that the PRC regulatory authorities will take a view that is consistent with the opinion of our PRC legal counsel.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, or the FIL, which will take effect on January 1, 2020. The FIL does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors Since the FIL is relatively new, uncertainties still exist in relation to its interpretation and implementation, and it is still unclear how the FIL would affect our variable interest entity structure and business operation. See “—Risks Related to Doing Business in China— Substantial uncertainties exist with respect to the interpretation and implementation of the newly adopted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

If the ownership structure, contractual arrangements and businesses of our PRC subsidiaries or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or our PRC subsidiaries or the VIEs fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•                  revoking the business licenses and/or operating licenses of such entities;

•                  shutting down our servers or blocking our website, or discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and the VIEs;

•                  imposing fines, confiscating the income from our PRC subsidiaries or the VIEs, or imposing other requirements with which we or our variable interest entities may not be able to comply;

•                  requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledge of the VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIEs; or

•                  restricting or prohibiting our use of the proceeds of our IPO to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of the VIEs that most significantly impact their economic performance, and/or our failure to receive the economic benefits from the VIEs, we may not be able to consolidate the entities in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with the VIEs and their shareholders to exercise control over a significant part of our business, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on the contractual arrangements with our variable interest entities to conduct a significant part of our operations in China. We rely on contractual arrangements with the VIEs and their shareholders to conduct a significant part of our operations in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. If we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the contractual arrangements, we would rely on legal remedies under PRC law for breach of contract in the event that the VIEs and their shareholders did not perform their obligations under the contracts. These legal remedies may not be as effective as direct ownership in providing us with control over the VIEs.

If the VIEs or their shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our variable interest entities, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

RDD is 40% owned by the appointed family member of our chief executive officer, Mr. Daqing (David) Ye, 40% owned by Mr. Jiayan Lu, who is our chief operating officer, and 20% owned by Mr. Caofeng Liu, who is our chief technology officer. Owners of the other VIEs include Jianpu’s employees and one affiliate to Jianpu’s founder. They may have potential conflicts of interest with us. These shareholders may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to effectively control our variable interest entities and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. For certain management members, we rely on them to abide by the laws of the Cayman Islands and China, which provide that directors owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. There is currently no specific and clear guidance under PRC laws that address any conflict between PRC laws and laws of Cayman Islands in respect of any conflict relating to corporate governance. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Our contractual arrangements with the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our variable interest entities owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our wholly foreign owned subsidiaries, our variable interest entities, and shareholders of the VIEs were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the VIEs in the form of a transfer pricing adjustment.

A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing the tax expenses of relevant PRC subsidiaries. In addition, if our PRC subsidiaries request the shareholders of the relevant VIEs to transfer their equity interest in such VIEs at nominal or no value pursuant to the contractual agreements, such transfer could be viewed as a gift and subject the relevant PRC subsidiaries to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our variable interest entities’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by the VIEs that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with the VIEs, these entities hold certain assets that are material to the operation of our business. If any of the VIEs go bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the VIEs may not, in any manner, sell, transfer, mortgage or dispose of its assets or legal or beneficial interests in the business without our prior consent. If the VIEs undergo a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations.

Substantially all of our operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the degree of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the PRC economy has experienced significant growth over the past decades, that growth has been uneven across different regions and between industry sectors and may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012 and, in particular, by the slowdown in 2018. In addition, Chinese economy may be adversely affected by the current trade disputes between China and the United States. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and solutions and adversely affect our competitive position.

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

Substantial uncertainties exist with respect to the interpretation and implementation of the newly adopted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The variable interest entity structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure” and “Item 4. Information on the Company—C. Organizational Structure.” The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 Draft FIL, according to which, variable interest entities that are controlled via contractual arrangements would also be deemed as foreign-invested entities, if they are ultimately “controlled” by foreign investors. In March 2019, the PRC National People’s Congress promulgated the FIL, which will become effective from January 1, 2020 and will replace the major existing laws and regulations governing foreign investment in the PRC. Pursuant to the FIL, “foreign investments” refer to investment activities conducted by foreign investors directly or “indirectly” in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The FIL does not introduce the concept of “control” in determining whether a company would be considered as a foreign-invested enterprise, nor does it explicitly provide whether the variable interest entity structure would be deemed as a method of foreign investment. However, it has a catch-all provision under definition of “foreign investments” that includes investments made by foreign investors in China in other methods as specified in laws, administrative regulations, or as stipulated by the State Council, and as the FIL is newly adopted and relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the FIL, the possibility can’t be ruled out that the concept of “control” as stated in the 2015 Draft FIL may be embodied in, or the variable interest entity structure adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules. If our consolidated VIEs were deemed as a foreign-invested enterprise under any of such future laws, regulations and rules, and any of the businesses that we operate would be in any “negative list” for foreign investment and therefore be subject to any foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect our business and financial condition. Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies and other businesses we are or will be engaged in.

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

Due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet information provision services, we rely on the contractual arrangements with RDD, one of our variable interest entities, to provide such services. RDD has obtained an ICP license. Any challenge to the validity of these arrangements may significantly disrupt our business, subject us to sanctions, compromise enforceability of our contractual arrangements, or have other harmful effects on us. It is uncertain if our variable interest entities will be required to obtain a separate operating license in addition to the valued-added telecommunications business operating licenses for internet content provision services.

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

As a platform, we have been continuously improving and innovating products, services and solutions to better empower our users and enable financial service providers. For instance, we launched our Social Media and Partner Program in the third quarter of 2018, within which we introduced a cooperation system with our users who may register as our business partners in carrying out the financial product recommendation services on our platform (see “Item 4. Information on the Company—B. Business Overview—Marketing and Brand Promotion”). Given the complexity, uncertainties and changes in PRC regulations, and that we have limited control over our users and financial service providers on our platform and may not be able to effectively monitor their activities, so we cannot assure you that our practices or the activities of our users and financial service providers will not be deemed to violate any existing or future laws, regulations or policies. If any of our practices or the activities of our users and financial service providers is deemed to violate any existing or future laws, regulations or policies, we may be ordered to cease such activities, and may be subject to other penalties as determined by the relevant government authorities, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Item 5. Operating and Financial Review and Prospectus—B. Liquidity and Capital Resources—Holding Company Structure.” Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, the PRC tax authorities may require our subsidiaries to adjust their taxable income under the contractual arrangements they currently have in place with our variable interest entities in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “—Risks Related to Our Corporate Structure—Our contractual arrangements with our variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our variable interest entities owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

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

The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of Renminbi to the U.S. dollar, and Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, RMB is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the RMB appreciated approximately 7% against the U.S. dollar during this one-year period. Since February 2018, the RMB has depreciated significantly, over 8% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the Anti-monopoly Law itself, these include the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules, promulgated in 2011. These laws and regulations impose requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law requires that the anti-monopoly enforcement agency be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approvals from the anti-monopoly enforcement agency or the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Under SAFE regulations, PRC residents who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Stock Incentive Plans.” We and our PRC resident directors, employees and consultants who participate in our share incentive plans are subject to these regulations. If we or any of these PRC resident directors, employees and consultants fail to comply with these regulations, we or such directors, employees and consultants may be subject to fines and other legal or administrative sanctions. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the senior management team in charge of day-to-day operation is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

We may not be able to obtain certain benefits under the relevant tax arrangement for dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiaries.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise is the beneficial owner of the dividends and owns no less than 25% of a PRC enterprise. The State Administration of Taxation promulgated SAT Circular 9 in February 2018, which became effective from April 2018 and stipulates that in determining whether a non-resident enterprise has the status as a beneficial owner, comprehensive analysis shall be conducted based on the factors listed therein and the actual circumstances of the specific case shall be taken into consideration. Specifically, it expressly excludes an agent or a designated payee from being considered as a “beneficial owner”. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 5. Operating and Financial Review and Prospectus—A. Operating Results—Taxation—China.” As of December 31, 2016, 2017 no withholding tax was recorded on the retained earnings of our or RONG360 Inc.’s PRC subsidiaries (as applicable) as they did not have any retained earnings for any of the periods. We do not have any present plan to have our subsidiaries to distribute their earnings overseas, and we intend to retain most, if not all, of our available funds and any future earnings in China to operate and expand our business within the PRC. Accordingly, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC as of December 31, 2018. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to any dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiaries.

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

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and consequently investors may be deprived of the benefits of such inspection.

Our auditor, the independent registered public accounting firm that issued the audit reports included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance applicable professional standards. Our auditor is located in and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the China Securities Regulatory Commission, or CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and PCAOB will take to address the problem. This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms failed to meet specified criteria, the SEC retained authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure.

Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event the Chinese affiliates of the “big four” become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our common stock may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

Risks Related to Our ADSs

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

Since our ADSs became listed on NYSE on November 16, 2017, the trading price of our ADSs has ranged from US$3.49 to US$9.49 per ADS in 2018. The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their IPOs. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

On July 31, 2018, RONG360 completed the share distribution of our ordinary shares held by it to the existing shareholders of RONG360 in proportion to RONG360’s shareholding structure, and thus completed the Restructuring to strengthen our positioning as an independent open platform. As of March 31, 2019, Mr. Daqing (David) Ye, Mr. Jiayan Lu, Mr. Caofeng Liu and Mr. Chenchao Zhuang hold Class B ordinary shares and beneficially own approximately 77.1% of the aggregate voting power of our company. As a result of the dual-class share structure and the concentration of ownership, holders of our Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. We may incur share-based compensation expenses as a result of adopting this dual-class share structure. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. In addition, we may incur share-based compensation expenses as a result of adopting this dual-class share structure.

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

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Based on our current and expected income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2018. Moreover, based upon projections as to the value of our assets, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the second part of the test described above may be determined by reference to the market price of our ADSs. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

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

We have incurred increased costs as a result of being a public company, and the costs may continue to increase in the future.

As a public company, we have incurred significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NYSE, impose various requirements on the corporate governance practices of public companies. These rules and regulations increase our legal and financial compliance costs and some corporate activities more time-consuming and costly. For example, in comparison with a private company, we need an increased number of independent directors and have to adopt policies regarding internal controls and disclosure controls and procedures. In addition, we incur additional costs associated with our public company reporting requirements. We expect to continue to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC and the NYSE.

We are named as a defendant in a putative shareholder class action lawsuit in the United States, and we may be involved in more class action lawsuits in the future. Such lawsuits could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuits. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

On June 1, 2017, RONG360 Inc. established a wholly owned subsidiary, Jianpu Technology Inc., in the Cayman Islands. On June 19, 2017, Jianpu Technology Inc. established a wholly owned subsidiary, Jianpu (Hong Kong) Limited, in Hong Kong. RDD was established on March 3, 2017 as a wholly owned PRC subsidiary of Beijing Rongshiji Information Technology Co., Ltd. and Beijing Ronglian Shiji Information Technology Co., Ltd., and RONG360 (Hong Kong) Limited established Beijing Rongqiniu Information Technology Co., Ltd., or RQN, on August 21, 2017, as a sino-foreign joint venture under PRC law. Immediately after RQN was established, RQN entered into a series of variable interest entity arrangements with RDD and its then sole shareholder, Beijing Rongshiji Information Technology Co., Ltd.

Pursuant to a series of agreements entered into in connection with the Restructuring, all the operating assets and liabilities relating to the operation of the platform business were transferred to the new group. Specifically, Beijing Ronglian Shiji Information Technology Co., Ltd. entered into agreements to transfer its related assets and liabilities to RQN, and Beijing Rongshiji Information Technology Co., Ltd. entered into agreements to transfer its related assets and liabilities to RDD. RONG360 Inc. has provided RMB150 million of initial working capital to us in the form of a capital contribution.

All equity interests in RQN held by Beijing Ronglian Shiji Information Technology Co., Ltd. and RONG360 (Hong Kong) Limited were transferred to Jianpu (Hong Kong) Limited. As a result, RQN is wholly owned by Jianpu (Hong Kong) Limited. Beijing Rongshiji Information Technology Co., Ltd. transferred its equity interests in RDD to three individual shareholders.

After the foregoing, Jianpu Technology Inc. is our holding company in the Cayman Islands. A wholly owned subsidiary of Jianpu Technology Inc., Jianpu (Hong Kong) Limited, is our intermediary holding company in Hong Kong. Jianpu (Hong Kong) Limited has one wholly owned subsidiary in China, RQN.

On November 16, 2017, our ADSs commenced trading on the NYSE under the symbol “JT.” We raised approximately US$204.9 million (approximately equivalent to RMB1,358.0 million) in net proceeds from the issuance of new shares from the IPO and concurrent private placements after deducting underwriting commissions and the offering expenses payable by us.

On July 31, 2018, RONG360 completed the share distribution of our ordinary shares held by it to the existing shareholders of RONG360 in proportion to RONG360’s shareholding structure, and thus completed the Restructuring to strengthen our positioning as an independent open platform.

In 2018, we have setup and acquired several subsidiaries and variable interest entities to support our buisness growth. For more details, see “Item 4. Information on the Company — C. Organizational Structure.”

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

A large and diverse group of financial service providers including traditional financial institutions and emerging technology-enabled financial service providers offers a wide variety of financial products nationwide across a broad credit spectrum on our platform. We have invested seven years in building our stable and strong network from the ground up as most traditional financial institutions in China only operate within specific geographic areas or conduct their business on a city-by-city basis, with localized business strategies and credit policies. Additional financial service providers are proactively reaching out to us to join our network. We provide sales and marketing solutions to financial service providers to help them acquire customers through online and mobile channels, and enable them with data, risk management and end-to-end solutions. Traditional financial institutions that face challenges understanding and interacting with mobile savvy customers often adopt our sales and marketing solutions when they first join our platform, and over time more and more of them have been adopting our big data risk management solutions as well. Emerging technology-enabled financial service providers often adopt our end-to-end solutions from the outset to enhance their own sales and marketing, credit and risk functions.

We primarily generate our revenue from fees that we charge financial service providers or their agents for recommendation services for loan products on a cost-per-action basis, where the action is generally determined by a user’s completion of a loan application, and for credit card products on a cost-per-success basis, where the success is most often defined as the issuance of a credit card and in other cases by the completion of an application or the first usage of a credit card, depending on the credit card issuer’s policy. To a lesser extent, we provide display and performance-based advertising and marketing services primarily to financial service providers of credit cards and wealth management products. We also offer financial service providers big data risk management solutions, which we introduced in the second quarter of 2015.

We have experienced substantial growth since the commencement of our operations, and our management team has a strong track record of executing our strategies. We introduced loan recommendation services in the first quarter of 2012, credit card recommendation services in the third quarter of 2013 and wealth management information services in the second quarter of 2014. We introduced our big data risk management solutions in the second quarter of 2015 and our Gold Cloud system in the first quarter of 2016. Our revenues increased by 39.1% from RMB1,445.8 million in 2017 to RMB2,011.8 million (US$292.6 million) in 2018 and our net loss decreased by 20.9% from RMB202.1 million to RMB159.8 million (US$23.2 million) over the same period.

Our Open Platform

Overview of our platform

We operate an independent open platform for the discovery and recommendation of financial products in China. Financial service providers offer a wide variety of financial products on our platform, including consumer and other loans, credit cards, and wealth management products. In addition to matching users to financial products, we provide a wide range of services and solutions to financial service providers on our platform, including sales and marketing solutions, big data risk management solutions and integrated solutions through Gold Cloud. Moreover, we provide extensive professional content on financial products, the financial industry and personal finances in many forms, including short videos, audio, online articles and offline booklets and handouts. Users generally access our platform through our mobile channel, which accounts for approximately 90% of the traffic to our platform in 2018.

Financial products on our platform

Overview

Our platform had over 250,000 financial products in 2018, including over 109,600 loan products, 3,100 credit card products and 146,400 wealth management products. All of the financial products on our platform are offered and sold by financial service providers. Depending on our arrangement with the financial service provider, applications for financial products may be hosted on our platform or referred to the financial service provider’s platform.

Loan products

We launched our platform with consumer loan recommendation services in the first quarter of 2012. We added recommendation services for SME and auto loans in the second quarter of 2012 and mortgage loans in the third quarter of 2012. Users submitted a total of approximately 71.3 million loan applications through our platform in 2018. Out of all the loan products offered on our platform, around 81%, were consumer loan products. Our revenue for loan recommendation services is generally determined on a cost-per-action basis, where the action is generally determined by a user’s completion of a loan application.

•                  Consumer loan products provide for a wide variety of personal needs such as home decorations, weddings, travel, major appliances and other personal expenses. China’s population has been increasing its consumption, which has driven the demand for consumer loans. As a result, a broad range of financial service providers, including traditional financial institutions and emerging technology-enabled financial service providers, offer consumer loan products through our platform, addressing a wide range of financial needs across the credit spectrum. Consumer loan products can vary greatly by terms, targeted borrowers and approval conditions. Substantially all of the consumer loan products offered on our platform are unsecured. Consumer loan products on our platform generally have terms ranging from one month to three years and principal amounts of between RMB1,200 (US$174.5) and RMB1.0 million (US$145.4 thousand).

•                  SME loan products target small businesses that need capital to start up or expand their operations, purchase inventory or meet day-to-day expenses. SME loans have been supported by the significant growth in SMEs and an increase in financial service providers who are extending credit to this market segment. SME loan products on our platform generally have terms ranging from one month to ten years and principal amounts of between RMB20,000 (US$2.9 thousand) and RMB15.0 million (US$2.2 million).

•                  Mortgage loan products include both loans to help users make an initial purchase of property and, more commonly, loans secured by property that the user already owns. Our geographic coverage gives us unique insights into the mortgage lending market in China, and we provide up-to-date mortgage market information on our platform including real-time mortgage rates for 50 cities in China. Mortgage loan products on our platform generally have terms ranging from 10 months to 30 years and principal amounts of between RMB100,000 (US$14.5 thousand) and RMB1.6 million (US$0.2 million).

•                  Auto loan products include loans for the purchase of new and used automobiles as well as loans secured by an automobile that the user already owns. The market for auto loans has grown tremendously in China in recent years. Auto loans are especially popular among young urban professionals who have good salaries but limited savings. Auto loan products on our platform generally have terms ranging from 12  months to 3 years and principal amounts of between RMB40,000 (US$5.8 thousand) and RMB0.3 million (US$43.6 thousand).

Credit card products

We introduced credit card recommendation services on our platform in the third quarter of 2013, and we are the largest independent online credit card application platform in China.  We have cooperated with 25 credit card issuers that accept applications online in China, including the big five state-owned banks and 11 of the 12 joint-stock banks. Since 2018, we have also broadened and diversified our credit card partners network to include more of the banks’ local branches and authorized partners. Our revenue for credit card recommendation services is generally determined on a cost-per-success basis, where the success is most often defined as the issuance of a credit card and in other cases by the completion of an application or the first usage of a credit card, depending on the issuer’s policy. Our credit card volume, which is our measure of the number of credit cards we generate revenues from, has been growing rapidly in 2018, reaching approximately 8.1 million as of December 31, 2018.

Credit card products vary greatly, including by issuer, payment network, credit tier, card alliance, loyalty program and specialty purpose. Due to the mass customization, it can be difficult for consumers to navigate the large selection of credit card products and identify the ones suitable for their needs. We believe that our recommendation engine empowers user to discover suitable credit card products in an efficient way. Our platform features credit card offers from major issuers and popular credit cards targeting different user groups and lifestyles, such as for hotel and business travel, shopping and airline mileage. We have engaged in co-branding with one of the top ten nationwide credit card issuers, although we do not extend credit or assume any credit risk.

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

Our users

Our users are predominately individual consumers, though they also include many sole proprietors and SMEs. We have a geographically diverse user base, as the top three cities in terms of number of users accounted for only 3.0%, 2.6% and 2.3% of our total users in 2018. As of December 31, 2018, out of 116 million registered users, over 80 million have provided our platform with personal finance-related information.

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

Credit management tools

We provide multiple free tools to help users evaluate and manage their credit health and personal finance. We create a profile for each user with information on our platform that was provided by the user. Each user profile enables us to better recommend financial products to the user. Our credit card management tool allows users to access monthly credit card bills and manage repayment schedules on our platform. Our credit management tools also include mortgage calculator and other information inquiry tools when a user who has provided his identification information and other credentials. These tools assist users to better understand their credit needs and empower them to make informed financial decisions.

Content

Our platform provides rich and professional content to our users as a way of driving user engagement and cultivating user loyalty. We have a wealth of data about a wide range of financial products on our platform and we empower users to compare and contrast different products within and across product categories. We also provide a variety of third-party information on the subjects of personal finances, wealth management and financial planning, including wealth management columns and articles and an online wealth management forum. In addition, we have a dedicated team of more than 60 people who create additional content for our platform that is used by academic institutions, industry experts and government bodies. For example, we have issued a series of reports on the ranking of online marketplace lenders in China in collaboration with the Financial Risk Management Research Institute of Renmin University in Beijing since the first quarter of 2015, as well as monthly rankings for sub-categories such as online marketplace lenders of auto loans. We also issue monthly mortgage reports covering 66 mortgage lenders in 35 cities in China. Our content includes research reports, investment reports, mortgage reports, industry reports and rating reports for online investment platforms. We provide up-to-date mortgage market information on our platform including real-time mortgage rates for 50 cities in China. Content is available in a number of forms including short videos, audio, online articles and offline booklets and handouts, and we distribute our content through a third-party syndicated content network that includes China Business Network, Tencent’s Wechat social media platform, Youku’s video platform and Toutiao’s news and information mobile app. We believe that our content library attracts both existing and potential users to our platform and complements our other channels for attracting user traffic.

User service center

Our user service center provides live assistance to our users with a combination of automated programs and service representatives. Users can contact our user service center by telephone or through social media platforms such as Wechat and QQ. Our user service representatives help users understand financial products, follow up on financial product application status and collect user feedback on their experience with financial service providers. If a user appears interested in a product but leaves our platform without completing an application, our user service center may contact the user to collect feedback and encourage the user to submit an application and even help the user to complete the application form. We had 144 service representatives as of December 31, 2018, including some employees of companies to whom we have outsourced part of this function. We recruit user service representatives with substantial experience in supporting users on their financial product queries. Each representative is required to complete mandatory training conducted by experienced managers on financial products knowledge and communication skills. While we have outsourced some of our user services, we have provided training through our own employees to ensure quality service.

Financial service providers

We have attracted a large and diversified group of financial service providers to our platform, including the five big state-owned banks and 11 out of 12 joint-stock banks in China. In 2018, over 2,500 financial service providers offered products on our platform, including banks, credit card issuers, consumer finance companies, micro-loan companies and other licensed financial institutions, and emerging technology-enabled financial service providers and a variety of local financial service providers.

China’s retail financial services market is highly fragmented. Many of the financial institutions only operate within specific geographic areas or conduct their business on a city-by-city basis, with localized business strategies and credit policies. The seven years that we have invested building our network of financial service providers from the ground up have enabled us to offer a variety of financial products across a broad credit spectrum with extensive geographic reach in over 350 cities across China.

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

In addition, we have offered advertising services to 60 financial service providers, mostly for providers of credit cards and wealth management products. From time to time, we purchase advertising resources from third-party search engine, social networking and other platforms for the purpose of providing advertising services. To maintain our position as an independent open platform, we strictly separate our advertising services and our content on credit research and rankings to ensure that our recommendations and research reports remain impartial and independent.

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

Our big data risk management solutions range from simple to highly integrated:

•                  Data solutions .  With user consent, we provide user information to financial service providers to enhance their data and risk-management capabilities.

•                  Modeling solutions .  At the next level, we provide tailored modeling solutions that the financial service provider can use to analyze the data. The modeling solutions can be used in credit assessment and credit decisioning.

•                  Total solutions .  Our big data risk management solutions can be fully integrated into a financial service provider’s own systems and used as end-to-end solutions. Our goal is to provide financial service providers with an integrated solution encompassing product design, user acquisition, marketing, risk management and user services.

In June 2018, we completed the acquisition of 65% of equity interests in a China-based technology company specializing in optimizing data-driven risk management decisions. The target company offers a suite of products and services helping financial service providers to enhance their risk management capabilities by aggregating and analyzing a wide range of data sources using machine learning and artificial intelligence technology.

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

Search and recommendation technology

Advanced search engine .   We developed our sophisticated search engine based on our deep understanding of the characteristics of financial products and the needs of our users. Our search engine is able to identify users’ search intent through user profiling and data mining technology and generate personalized search results within milliseconds through real-time indexing technology. Based on real-time reinforcement learning on users’ search behavior, the search engine can intelligently adjust the ranking of search results and support secondary searches within the existing search results. We believe that our advanced search engine meets the advanced and complex search needs of our users.

Personalized smart recommendation system .   Our personalized smart recommendation system is designed to help users increase the success rate of financial product application, help financial service providers increase their approval rates for financial products and reduce the overall service costs of distributing financial products. Synthesizing a wide variety of data from financial service providers, including data on user profiles, user application histories and feedback on user approvals, we have built our recommendation model through machine learning. The model can predict the success rate of a user’s application for each financial product and estimate the credit limit that the user can obtain. This allows us to make accurate and personalized recommendations of financial products to our users.

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

•                  Multi-objective optimized ranking engine.   Our ranking engine is designed to improve user experience, reduce costs for financial service providers and improve our monetization. To achieve multi-objective optimization, we optimize user experience through personalized recommendation and quality control of financial products, we optimize financial service providers’ costs by tailored referral and fraud prevention solutions, and subsequently we optimize our own monetization.

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

We employ a variety of marketing methods to promote our image as a reliable, smart and accessible platform. Our mascot Rong Bulls in eight colors represent the diversity of our offerings to both users and financial service providers. Our marketing team works closely with our sales and business development team and utilizes our proprietary data analytical capabilities to conduct cost-efficient marketing. We acquire user traffic from third-party channels and incur significant traffic acquisition expenses, which is the largest component of our sales and marketing expenses.These third-party channels include search engines, info feeds, social networking platforms, app stores and specific apps. We also have organic traffic on our platform which is not redirected from third-party channels and for which we do not incur traffic acquisition expenses.

We primarily conduct marketing on online, mobile and social media platforms. We use mostly self-produced articles and videos as marketing materials. Since July 2015, we have produced a weekly series of videos on financial literacy including fraud avoidance which has gone viral. There are more than 10 platforms that attracted over 50 million viewers of this series. We have distributed our content through a third-party syndicated content network that includes China Business Network, Tencent’s Wechat social media platform, Youku’s video platform and Toutiao’s news and information mobile app to generate additional user traffic to our platform. We do not pay a fee for this content distribution, except when the content distribution is one element of a marketing campaign and we are paying a fee for the marketing campaign as a whole. Measured by the number of followers of the accounts and channels through which we distribute original content, no more than 2% of the distribution of original content is related to a marketing campaign for which we are paying a fee. We conduct marketing activities from time to time, for instance, RONG360’s exclusive partnership in China with F1-themed carnival, the 2018 RONG360 Banking Partners Summit, and the display of our mascots in the New York Stock Exchange in November 2017 upon our listing and its appearance in more than 48 airports in the United States and financial landmarks across the global in the month following the IPO. We also have co-branding cooperation with selected financial service providers, which helps further promote our brand.

We also leverage social network and social media platform as an effective and efficient tool for user acquisition and engagement. We introduced a cooperation system in the third quarter of 2018, through which our users may register as our business partners to recommend the financial products on our platform to their social contacts through social network and social media platform, and are rewarded according to our incentive policies.

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

Intellectual Property

We seek to protect our technology, including our proprietary technology infrastructure and core software system, through a combination of copyrights, trade secrets, trademarks and confidentiality agreements. As of the date of this annual report, we hold or otherwise have legal right to use 65 registered copyrights for software or work of art, 35 registered domain names, including rong360.com, and 24 registered trademarks, including “Rong360.”

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

Regulation Related to Foreign Investment

Foreign Investment Restriction

Investment activities of foreign investors in China are principally governed by the Guidance Catalogue of Industries for Foreign Investment, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. Industries listed in the catalogue are divided into three categories: encouraged, restricted and prohibited. Industries not listed in the catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations. The industry of value-added telecommunications services (other than online retail and mobile commerce and certain services which will be open to foreign invested enterprises incorporated in comprehensive pilot demonstration zones and demonstration parks in Beijing) falls into the restricted category.

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

In light of the above restrictions and requirements, we conduct our value-added telecommunications businesses through our VIEs.

Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the FIL, which will take effect on January 1, 2020 and replace three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The FIL embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The FIL establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the FIL, “foreign investments” refer to investment activities conducted by foreign investors directly or “indirectly” in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. In addition, it is further provided in the FIL that the State Council will publish or approve to publish a catalogue for special administrative measures, or the “negative list.” The FIL grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. Because the “negative list” has yet to be published, it is unclear whether it will differ from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List). The FIL provides that foreign invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities.

Furthermore, the FIL provides that foreign-invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the FIL. In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within the PRC, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or the foreign-invested enterprises should be imposed legal liabilities for failing to report investment information in accordance with the requirements.

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

RDD, one of our variable interest entities, has obtained an ICP License for the provision of commercial internet information services issued by the Beijing Telecommunication Administration in July 2017.

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

Regulations Related to Internet Advertisements and Online Advertising

The PRC government regulates advertising, including online advertising, principally through the State Administration for Market Regulation, formerly known as the State Administration for Industry and Commerce. The PRC Advertising Law, as recently amended in April 2015, outlines the regulatory framework for the advertising industry and allows foreign investors to own up to all equity interests in PRC advertising companies.

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

In addition to the regulations described above, the Interim Measures for Administration of Internet Advertising, adopted by the State Administration for Industry and Commerce and effective on September 1, 2016, set forth certain compliance requirements for online advertising businesses. Advertising operators and distributors of internet advertisement must examine, verify and record identity information for advertisers such as name, address and contact information, and maintain a verification record that is updated on a regular basis. Moreover, advertising operators and advertising distributors must examine supporting documentation provided by advertisers and verify the contents of the advertisements against supporting documents before publishing them. If the contents of advertisements are inconsistent with the supporting documents, or the supporting documents are incomplete, advertising operators and distributors must refrain from providing design, production, agency or publishing services. These measures also prohibit the following activities: (i) providing or using applications and hardware to block, filter, skip over, tamper with, or cover up lawful advertisements; (ii) using network access, network equipment and applications to disrupt the normal transmission of lawful advertisements or adding or uploading advertisements without authorization; and (iii) harming the interests of a third party by using fake statistics or traffic data.

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

We conduct our online advertising business through RDD.

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

Regulations Related to Dividend Distribution

See “Item 5. Operating and Financial Review and Prospectus—B. Liquidity and Capital Resources—Holding Company Structure.”

Regulations Related to Taxation

See “Item 5. Operating and Financial Review and Prospectus—A. Operating Results—Taxation—China” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders” and “—We may not be able to obtain certain benefits under the relevant tax arrangement for dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiaries.”

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

C.            Organizational Structure

The following diagram illustrates the principal entities in our corporate structure as of the date of this annual report:

We conduct most of our business operations through our directly owned subsidiaries. However, due to the PRC legal restrictions on foreign ownership of value-added telecommunications businesses, we conduct a significant part of such operations in China through our VIEs, that provides advertising and marketing services. Advertising, marketing and other services accounted for 6.7% of our total revenues for 2017 and 12.2% for 2018. Our VIEs will also employ part of our research and development team. In addition, RDD has obtained a value-added telecommunications services license for internet information services, which is known as an ICP License.

Contractual Arrangements with the VIEs

We have entered into a series of contractual arrangements, including an exclusive call option agreement, an equity pledge agreement and an exclusive business cooperation agreement, with the VIEs and their shareholders. These contractual arrangements allow us to exercise effective control over the VIEs, receive substantially all of the economic benefits of the VIEs, and have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we are regarded as the primary beneficiary of the VIEs, and we treat them as our variable interest entities under U.S. GAAP. We consolidate the financial results of the VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the contractual arrangements entered into by and among RQN, the VIEs and the shareholders of the VIEs.

Agreements that provide us effective control over the VIEs

Exclusive Purchase Option Agreement.   Pursuant to the exclusive purchase option agreement, each of the shareholders of the VIEs irrevocably grants RQN an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholders’ equity interests in VIEs at the lowest price permitted by applicable PRC law. In addition, each of the VIEs grants RQN an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of the assets of VIEs at the price of the net book value of such assets, or the lowest price permitted by applicable PRC law, whichever is higher. Without the prior written consent of RQN, the VIEs may not increase or decrease the registered capital, dispose of its assets, enter into any material contract with a value exceeding a specific amount except for those executed in the ordinary course of business, appoint or remove any directors, distribute dividends to the shareholders, guarantee its continuance, amend its articles of association and provide any loans to any third parties. The shareholders of the VIEs agree that, without the prior written consent of RQN, they will not transfer or otherwise dispose of their equity interests in the VIEs or create or allow any encumbrance on the equity interests. The exclusive purchase option agreement will remain effective until all equity interests in the VIEs held by its shareholders and all assets owned by the VIEs are transferred or assigned to RQN or its designated representatives.

Equity Pledge Agreements.   Pursuant to the equity pledge agreements, each of the shareholders of the VIEs pledges all of their equity interests in the VIEs to guarantee their and the VIEs’ performance of their obligations under the contractual arrangements including, but not limited to, the exclusive business cooperation agreement, exclusive purchase option agreement and shareholders’ power of attorney. If the VIEs or their shareholders breach their contractual obligations under these agreements, RQN, as pledgee, will have the right to dispose of the pledged equity interests. The shareholders of the VIEs agree that, during the term of the equity pledge agreements, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests, and they also agree that the rights of RQN relating to the equity pledges shall not be prejudiced by the legal actions of the shareholders, their successors or their designatees. During the term of the equity pledge agreements, RQN has the right to receive all of the dividends and profits distributed on the pledged equity interests. The equity pledges will remain effective until the VIEs and its shareholders discharge all their obligations under the contractual arrangements. We have completed the process of registering the equity pledges with the relevant office of the administration for industry and commerce in accordance with the PRC Property Rights Law.

Power of Attorney.   Pursuant to the power of attorney, each of the shareholders of VIEs will appoint RQN as their attorney-in-fact, to exercise all shareholder rights, including, but not limited to, attending the shareholders’ meeting, voting on all matters of the VIEs requiring shareholder approval, appointing or removing directors and executive officers, and disposing of all or part of the shareholder’s equity interests in the VIEs pursuant to the exclusive purchase option agreement and the equity pledge agreements. The power of attorney of shareholders of VIEs will remain in force for an unlimited term, unless RQN issues a contrary instruction in writing otherwise.

Agreement that allows us to receive economic benefits from the VIEs

Exclusive Business Cooperation Agreement.   Under the exclusive business cooperation agreement, RQN has the exclusive right to provide the VIEs with technical, consulting and other services needed for the business of the VIEs. In return, RQN is entitled to receive a service fee from the VIEs. RQN is entitled to receive the service fee on a monthly basis and at an amount equivalent to all of the net income of the VIEs, respectively, as confirmed by RQN, which is adjustable at the sole discretion of RQN. RQN owns the exclusive intellectual property rights created as a result of the performance of this agreement. Except with RQN’s prior written consent, the VIEs may not accept any consultation or services provided by any third party and may not cooperate with any third party regarding the matters contemplated by the exclusive business cooperation agreement, unless RQN appoints other parties to provide the VIEs with consultation or services. The exclusive business cooperation agreements between RQN and the VIEs, respectively, will remain effective unless terminated unilaterally by RQN.

In the opinion of Fangda Partners, our PRC legal counsel:

•                  the ownership structure of our variable interest entities and wholly foreign owned subsidiaries in China does not violate any applicable PRC laws or regulations currently in effect; and

•                  the contractual arrangements among our wholly foreign owned subsidiaries, our variable interest entities and the shareholders of our variable interest entities governed by PRC law are valid, binding and enforceable in accordance with their terms and applicable PRC laws or regulations currently in effect and do not violate any applicable PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that our contractual arrangements with our variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Substantial uncertainties exist with respect to the interpretation and implementation of the newly adopted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

D.            Property, Plant and Equipment

Our headquarters are located at the Zhongguancun technology hub in Beijing. Our research and development facilities and our management and operations facilities are located at our headquarters and two other locations in Beijing. We have sales and business development personnel at our headquarters in Beijing and at our regional offices in Shanghai and Shenzhen. We currently lease approximately 5,650 square meters of office space in Beijing, approximately 340 square meters of office space in Shanghai, approximately 300 square meters of office space in Shenzhen, and approximately 850 square meters of office space in Hangzhou.

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

We generate our revenue primarily from fees that we charge financial service providers or their agents for our recommendation services for loan products on a cost-per-action basis, where the action is generally determined by a user’s completion of a loan application, and for credit card products on a cost-per-success basis, where the success is most often defined as the issuance of a credit card. To a lesser extent, we provide display and performance-based advertising and marketing services primarily to financial service providers of credit cards and wealth management products. We also offer financial service providers big data risk management solutions, which we introduced in the second quarter of 2015.

We have experienced substantial revenue growth since we commenced operations in 2011. Our revenues increased by 39.1% from RMB1,445.8 million in 2017 to RMB2,011.8 million (US$292.6 million) in 2018, and our net loss decreased by 20.9% from RMB202.1 million to RMB159.8 million (US$23.2 million) over the same period.

Our Relationship with RONG360

Before the completion of transfer of the platform business from RONG360 to us, our business was historically operated by RONG360 Inc. through its subsidiaries and variable interest entity. Our consolidated financial statements included elsewhere in this annual report include the assets, liabilities, revenues, expenses and cash flows that were directly attributable to us throughout the periods presented. See “Item 5. Operating and Financial Review and Prospectus—A. Operating Results——Critical Accounting Policies, Judgments and Estimates—Basis of Presentation and Principles of Consolidation.”

Historically, RONG360 operated our business with its financial, administrative, sales and marketing, legal and information technology resources, as well as the services of its executive officers and other employees, the costs of which were allocated to us based on the proportion of revenues, infrastructure usage, labor usage and other factors attributable to our business, and were included in our consolidated financial statements for the periods presented. In October 2017, we completed the transfer of the platform business from RONG360 to us, and since then, our business has been operated by our own subsidiaries and variable interest entities. In addition, as a part of the Restructuring, RONG360 transferred all operating assets and liabilities relating to our business to our company, as well as all related personnel and business contracts. As a result, we have our own financial, administrative, sales and marketing, legal and information technology functions to operate our business. We have entered into a transitional services agreement with RONG360 Inc. with respect to various ongoing relationships between us and RONG360. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreement with RONG360.”

On July 31, 2018, RONG360 completed the share distribution of our ordinary shares held by it to the existing shareholders of RONG360 in proportion to RONG360’s shareholding structure, and thus completed the Restructuring to strengthen our positioning as an independent open platform. For more details, see “Item 4. Information on the Company—C. Organizational Structure.” Following the completion of the share distribution, RONG360 is no longer our parent company.

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

The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the periods presented:

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
Revenues:
Recommendation services:
Loans	238,846	67.0	1,119,456	77.4	1,015,407	147,686	50.5
Credit cards	64,911	18.2	228,905	15.9	750,941	109,220	37.3
Total recommendation services	303,757	85.2	1,348,361	93.3	1,766,348	256,906	87.8
Advertising, marketing and other services	52,630	14.8	97,412	6.7	245,494	35,706	12.2
Total revenues	356,387	100.0	1,445,773	100.0	2,011,842	292,612	100.0

Recommendation services.   We record fees charged for our recommendation services for loan products on a cost-per-action basis, where the action is generally determined by a user’s completion of a loan application. Due to macro slowdown and online lending market adjustments pertaining to the new regulatory framework since December 2017, the loan applications on the Company’s platform has experienced fluctuation in volume and the average fee per loan application. The number of loan applications on the Company’s platform was approximately 71.3 million in the fiscal year 2018, representing a decrease of approximately 20.6% from the prior year.  The average fee per loan application decreased by 12.2% from RMB14.21 in 2016 to RMB12.46 in 2017, and increased by 14.3% to RMB14.24 (US$2.07) in 2018.

We record fees charged for our recommendation services for credit card products on a cost-per-success basis, where the success is most often defined as the issuance of a credit card and in other cases by the completion of an application or the first usage of a credit card, depending on the credit card issuer’s policy. Credit card volume for recommendation services in the fiscal year 2018 was approximately 7.1 million, representing a significant increase of approximately 184% from fiscal year 2017. Our average fee per credit card, based on the portion of our credit card volume relating to our recommendation services revenues, increased significantly from RMB74.17 in 2016 to RMB92.78 in 2017 and further to RMB105.19 (US$15.30) in 2018.

Advertising, marketing and other services.   We provide performance-based and to a lesser extent time-based advertising and marketing services primarily to financial service providers of credit cards and wealth management products, both on our own platform and on third-party search engine, social networking or other platforms where we purchase advertising resources.

Cost of revenues

The following table sets forth our cost of revenues, both in absolute amount and as a percentage of total revenues, for the periods indicated:

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
Cost of revenues	(66,683)	18.7	(143,828)	9.9	(223,339)	(32,483)	11.1

Cost of revenues consists primarily of direct costs relating to advertising and marketing services revenue, data acquisition costs and short message service (SMS) fees, bandwidth and server hosting cost. Our total cost of revenues has been growing in absolute terms as we have expanded our business. The percentage of our cost to total revenues decreased from year ended December 31, 2016 and remained stable for the periods of year ended December 31, 2017 and 2018.

Operating Expenses

Our operating expenses consist of sales and marketing expenses, research and development expenses and general and administrative expenses. Our expenses have been growing in absolute terms as we have expanded our business, while the percentage of the total revenues decreased, primarily contributed by our continuous efforts to operation optimization.

The following table sets forth our operating expenses, both in absolute amount and as a percentage of total revenues, for the periods indicated:

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
Operating expenses:
Sales and marketing	(382,915)	107.4	(1,227,896)	84.9	(1,547,518)	(225,077)	76.9
Research and development	(72,832)	20.4	(153,905)	10.7	(241,270)	(35,091)	12.0
General and administrative	(16,273)	4.6	(93,718)	6.5	(178,371)	(25,943)	8.9
Total operating expenses	(472,020)	132.4	(1,475,519)	102.1	(1,967,159)	(286,111)	97.8

Sales and marketing expenses

Our sales and marketing expenses consist primarily of marketing expenses relating to traffic acquisition, rewards to business partners for promotion in social network and social media platform, payroll costs and related expenses for employees involved in sales and marketing activities, and expenses for the portion of our call center operations that we outsource. We expense all sales and marketing costs as incurred. We expect that our sales and marketing expenses will increase in absolute terms as we engage in more marketing and sales activities and hire additional sales and marketing personnel.

Research and development expenses

Our research and development expenses consist primarily of payroll costs and related expenses for employees involved in developing and improving our platform and our services and solutions. We expense all research and development costs as incurred. We expect that our research and development expenses will increase in absolute terms as we continue to develop big data related services, new technology and other services.

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

China

Our PRC subsidiaries and our variable interest entities which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25% except for 15% for the entities qualified as High and New Technology Enterprises. In addition, our PRC subsidiaries and our variable interest entities are subject to value added taxes, or VAT, at a rate of 6% on the services we provide to financial service providers, less any deductible VAT we have already paid or borne. They are also subject to surcharges on VAT payments in accordance with PRC law.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless they qualify for a special exemption. If Jianpu (Hong Kong) Limited satisfies all the requirements under the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income and receives approval from the relevant tax authority, then dividends paid by our wholly foreign-owned subsidiaries in China will be subject to a withholding tax rate of 5% instead. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may not be able to obtain certain benefits under the relevant tax arrangement for dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiaries.”

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

Basis of presentation and principles of consolidation

Prior to the completion of transfer of the platform business to us, our business was carried out by various subsidiaries and a variable interest entity of RONG360 Inc. that were under common control with us by RONG360. The accompanying consolidated financial statements include the assets, liabilities, revenue, expenses and cash flows that were directly attributable to our business for all periods presented. The historical funding provided by RONG360 for our business was deemed and presented as a contribution to us from RONG360 in the consolidated financial statements. However, such presentation may not necessarily reflect the results of operations, financial position and cash flows if we had actually existed on a stand-alone basis during the periods presented.

The assets and liabilities had been stated at historical carrying amounts. Only those assets and liabilities that were specifically identifiable to the our business were included in our consolidated balance sheets. Income tax liability was calculated based on a separate return basis as if we had filed a separate tax return. Our statement of comprehensive loss consisted all the related revenues, costs and expenses of our business, including allocation to the cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses, which were incurred by RONG360 but related to our business prior to the transfer of the platform business. These allocated costs and expenses were primarily related to workplace resources, information technology supports and certain corporate functions, including senior management, finance, legal and human resources, as well as share-based compensation. These allocations were based on proportional cost allocation by considering proportion of headcount and transaction volume, among other things, attributable to us and were made on a basis considered reasonable by our management.

The following table sets forth the cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses allocated from RONG360 for the years ended December 31, 2016 and 2017 prior to the transfer of platform business to us:

	For the Year Ended December 31
	2016	2017
	RMB	RMB
	(in thousands)
Cost of revenues	7,930	8,081
Sales and marketing expenses	23,785	25,049
Research and development expenses	18,175	29,940
General and administrative expenses	15,386	11,882
Total	65,276	74,952

Our business was operated within RONG360 Inc.’s corporate cash management program prior to the transfer of platform business from RONG360 to us by the end of October 2017. For purposes of presentation in our consolidated statements of cash flows, the cash flow from RONG360 to support our business was presented as funding from RONG360, which was included in cash flows from financing activities. Funding from RONG360 as disclosed under cash flows from financing activities also reflected the changes in contribution from RONG360 as presented in the consolidated statements of changes in invested/shareholders’ (deficit)/equity.

Our consolidated financial statements related to periods after the completion of the transfer of the platform business from RONG360 to us include the financial statements of Jianpu Technology Inc., its subsidiaries and the variable interest entities for which Jianpu Technology Inc. is the ultimate primary beneficiary. Subsidiaries are those entities in which Jianpu Technology Inc., directly or indirectly, controls more than one half of the voting power, or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

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

All significant intercompany transactions and balances between Jianpu Technology Inc. and its wholly-owned subsidiaries and the variable interest entities are eliminated upon consolidation.

Revenue recognition

We operate a platform for discovery and recommendation of financial products, including consumer and other loans, credit cards, and wealth management products offered by a variety of financial service providers. Our platform includes our website, mobile website and mobile apps, which enable users to browse and search product information and initiate an online application. We generate revenues from recommendation services for loans and credit cards and from advertising, marketing and other services. On January 1, 2018, we adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), using the modified retrospective method. Revenues for reporting periods beginning after January 1, 2018 are presented under ASC606, while revenues for prior periods are not adjusted and continue to be presented under ASC Topic 605. The accumulated effect of adopting ASC 606 to the opening balance of accumulated losses as of January 1, 2018 is not material, therefore it was not adjusted.

Consistent with the criteria of ASC 606, Revenue from Contracts with Customers, we recognize revenues when performance obligations under the terms of a contract with a customer are satisfied and promised services have transferred to the customer, in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services and net of value-added tax. For service arrangements that involve multiple performance obligations, the transaction price is allocated to each performance obligation based on relative standalone selling prices of services being provided to customers. For the periods presented, we primarily use the price to be charged for the service when the service is sold separately in similar circumstances to similar customers to determine the relative standalone selling price.

We account for discounts and return allowances as variable consideration. We consider the constraint on variable consideration and only recognize revenue to the extent that it is probable that a significant reversal will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Customers for recommendation services are entitled to apply for returns for invalid recommendations within a specified period after the recommendation is delivered under a limited circumstances, i.e., the applicant’s phone number cannot be connected, or the applicant is in the blacklist maintained by the financial service providers, etc. Return allowances are estimated based on historical experiences of returns granted to customers

Timing of revenue recognition may differ from the timing of payment from customers. We do not have material contract assets as we generally have the unconditional right to payment as revenue is recognized or the timing difference is immaterial. Accounts receivable represents amounts that we have satisfied the performance obligation and have the unconditional right to payment. Unearned revenue consists of payments received related to unsatisfied performance obligations at the end of the period, included in “Advance from customers” in our consolidated balance sheets. Due to the generally short-term duration of the Group’s contracts, the majority of the performance obligations are satisfied in one year. The amount of revenue recognized that was included in the receipts in advance from customers balance at the beginning of the year was RMB 70.1 million for the year ended December 31, 2018.

Recommendation services:

(i) Loans

We provide recommendation services in respect of loan products offered by the financial service providers on our platform, and assist the financial service providers or their loan sales representatives to identify qualified individual users or borrowers. We consider the financial service providers, including banks, micro-loan companies and other licensed financial institutions, consumer finance companies and emerging technology-enabled financial service providers, or their loan sales representatives to be our customers, and receives service fees from the customers primarily based on number of applications of qualified users. After the users or borrowers submit applications for the recommended products to the customers, we do not retain any further obligations. The price for each recommendation charged to the financial service providers is a fixed price as pre-agreed in the service contract, or pre-set in the bidding systems by the customers. The price is not determined by the size or duration of the loan underlying of each recommendation. Revenue is recognized when all of the revenue recognition criteria are met, which is generally when the user application is delivered to customers.

(ii) Credit card

We provide recommendation services in respect of credit card products offered by credit card issuers or their agents on our platform. The individual users can select and apply for the credit cards, and submit applications to credit card issuers or their agents. We are not involved in the credit card approval or issuance process. Service fee is charged to the customers, i.e., the credit card issuers or their agents, upon completion of an application, issuance or first usage of a credit card by the users (collectively referred to as “cost-per-success”). Revenue is recognized when all of the revenue recognition criteria are met, which is generally when the customers confirm the number of card application, issuance or first usage with us.

(iii) Advertising and marketing services

We also provide advertising, marketing and other services primarily to financial service providers of credit cards and wealth management products. Our advertising and marketing services allow customers to place advertisements in particular areas of our platform and third-party advertising network, at performance-based or time-based fixed prices, in particular formats and over particular periods of time. Performance-based revenues are recognized based on effective clicks, or effective activations, depending on the relevant performance measures. The effective clicks refer to that users click on the advertisements. The effective activations primarily include providing contact information or completing a registration form by users on the advertisers’ websites redirected from the advertisements, and user’s application are successfully approved by the credit card issuers in the case of advertising and marketing services related to credit card products. Time-based revenues are recognized ratably over the contractual term.

For service arrangements involved with third-party platforms, we consider whether we should report revenues on a gross or net basis by assessing all indicators set forth in ASC 606, and determine if we are acting as principal or agent. For arrangements where we control the service before it is transferred to the customer as a principal, as we are the primary obligor, subject to inventory risk, and having discretion in establishing prices, revenue is recorded on a gross basis on the amount of fees we billed to our customers, and the related marketing costs charged by third party platforms that are directly attributable to the customers are recorded as costs of revenues. Otherwise, the revenue is record on a net basis.

Other services

Other services primarily consist of big data risk management services provided by us, which integrates data and provides customizable automatic credit information inquiry services to customers, i.e., the financial service providers, to facilitate their credit assessment primarily for loan products applicants. Revenue is recognized when all of the revenue recognition criteria are met, which is generally when the result of query is provided to customers with a pre-agreed fixed price.

Share-based Compensation Expense and Valuation of Underlying Equity

We have early adopted ASU 2018-07 (Please refer to note 3 to our consolidated financial statements included elsewhere in this prospectus) for accounting for the share-based awards granted to non-employees. All share-based awards granted to employees or non-employees, including restricted ordinary shares and share options, are measured at fair value on grant date. Share-based compensation expense is recognized using the straight-line vesting method for awards that contain only service conditions, and using graded vesting method for other awards, net of estimated forfeitures, over the requisite service period, which is the vesting period.

We use the Binomial option pricing model to estimate fair value of the share options. The determination of estimated fair value of share-based awards on the grant date using an option pricing model is affected by the fair value of underlying ordinary shares as well as assumptions regarding a number of complex and subjective variables. These variables include the expected value volatility of underlying ordinary shares over the expected term of the awards, actual and projected share option exercise behaviors, a risk free interest rate and any expected dividends. The underlying ordinary shares which do not have quoted market prices, were valued based on the income approach. Determination of estimated fair value of the underlying ordinary shares requires complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information on companies in China similar to them.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate forfeitures of the pre-vesting options and record share-based compensation expenses only for those awards that are expected to vest.

For share options granted with performance condition, the share-based compensation expenses are recorded when the performance condition is considered probable. Where the occurrence of an IPO is a performance condition, cumulative share-based compensation expenses for the options that have satisfied the service condition are recorded upon the completion of the IPO.

Our share based awards granted to employees of the non-platform business should be recognized as a deemed dividend from us to our shareholders at the fair value determined as of the grant date.

The detailed information of the share-based compensation expenses recognized for the year ended December 31, 2016, 2017 and 2018 is included in note 15 to our consolidated financial statements in this annual report.

Business combinations

We account for our business combinations using the purchase method of accounting in accordance with ASC topic 805, Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities we acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

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

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
Revenues:
Recommendation services:
Loans (including revenues from related party of RMB19,932, RMB102,997 and RMB105,492 for the years ended December 31, 2016, 2017 and 2018, respectively.)	238,846	67.0	1,119,456	77.4	1,015,407	147,686	50.5
Credit cards	64,911	18.2	228,905	15.9	750,941	109,220	37.3
Total recommendation services	303,757	85.2	1,348,361	93.3	1,766,348	256,906	87.8
Advertising, marketing and other services (including revenues from related party of nil, nil and RMB13,405 for the years ended December 31, 2016, 2017 and 2018, respectively)	52,630	14.8	97,412	6.7	245,494	35,706	12.2
Total revenues	356,387	100.0	1,445,773	100.0	2,011,842	292,612	100.0
Cost of revenues	(66,683)	(18.7)	(143,828)	(9.9)	(223,339)	(32,483)	(11.1)
Gross profit	289,704	81.3	1,301,945	90.1	1,788,503	260,129	88.9
Operating expenses:
Sales and marketing(including expenses from related party of nil, nil and RMB40,167 for the years ended December 31, 2016, 2017 and 2018, respectively)	(382,915)	(107.4)	(1,227,896)	(84.9)	(1,547,518)	(225,077)	(76.9)
Research and development	(72,832)	(20.4)	(153,905)	(10.7)	(241,270)	(35,091)	(12.0)
General and administrative	(16,273)	(4.6)	(93,718)	(6.5)	(178,371)	(25,943)	(8.9)
Loss from operations	(182,316)	(51.1)	(173,574)	(12.0)	(178,656)	(25,982)	(8.9)
Net interest income	—	—	—	—	5,037	733	0.3
Others, net	191	0.1	(169)	(0.0)	9,360	1,361	0.5
Loss before income tax	(182,125)	(51.0)	(173,743)	(12.0)	(164,259)	(23,888)	(8.1)
Income tax (expenses)/benefits	—	—	(28,382)	(2.0)	4,473	651	0.2
Net loss	(182,125)	(51.0)	(202,125)	(14.0)	(159,786)	(23,237)	(7.9)
Less: net income attributable to noncontrolling interests	—	—	—	—	4,829	702	0.2
Net loss attributable to Jianpu’s shareholders	(182,125)	(51.0)	(202,125)	(14.0)	(164,615)	(23,939)	(8.1)

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Total revenues.   Our total revenues increased by 39.1% from RMB1,445.8 million in 2017 to RMB2,011.8 million (US$292.6 million) in 2018, primarily due to increase in revenues both from recommendation services for credit cards and advertising and marketing services and other services.

•                  Revenues from recommendation services increased by 31.0% from RMB1,348.4 million in 2017 to RMB1,766.3 million (US$256.9 million) in 2018. Revenues from recommendation services for loan products decreased by 9.3% from RMB1,119.5 million in 2017 to RMB1,015.4 million (US$147.7 million) in 2018, primarily due to the decrease in the number of loan applications on the Company’s platform, partially offset by increase in the average fee per loan application. Revenues from recommendation services for credit card products significantly increased by 228% from RMB228.9 million in 2017 to RMB750.9 million (US$109.2 million) in 2018, due to the consumer demand towards credit cards significantly increased in 2018, and Jianpu successfully captured the shift of user demand.

•                  Revenues from advertising, marketing and other services increased by 152% from RMB97.4 million in 2017 to RMB245.5 million (US$35.7 million) in 2018, primarily due to an increase of big data and risk management services including that generated by a subsidiary acquired in June 2018 and, to a lesser extent, the increase in the advertising service.

Cost of revenues. Cost of revenues increased by 55.3% from RMB143.8 million in 2017 to RMB223.3 million (US$32.5 million) in 2018, primarily attributable to the increase from RMB64.7 million in 2017 to RMB135.7 million (US$19.7 million) in 2018 in direct costs relating to revenue from advertising and marketing services, an increase in bandwidth and server hosting costs from RMB2.6 million in 2017 to RMB12.3 million (US$1.8 million) in 2018, and an increase in depreciation from RMB2.9 million in 2017 to RMB9.5 million (US$1.4 million) in 2018.

Gross profit and gross margin.   Our gross profit increased by 37.4% from RMB1,301.9 million in 2017 to RMB1,788.5 million (US$260.1 million) in 2018, while our gross margin slightly decreased from 90.0% in 2017 to 88.9% in 2018.

Sales and marketing expenses.   Our sales and marketing expenses increased by 26.0% from RMB1,227.9 million in 2017 to RMB1,547.5 million (US$225.1 million) in 2018, primarily due to a 17.7% increase in marketing and advertising expenses from RMB1,085.3 million in 2017 to RMB1,277.2 million (US$185.8 million) in 2018, a 40.6% increase in payroll costs relating to marketing activities from RMB80.0 million in 2017 to RMB112.5 million (US$16.4 million) in 2018. Our marketing and advertising expenses grew as we devoted more resources to attracting users and financial service providers to our platform. Our payroll costs grew as due to both increase in the number and average pay of sales and marketing employees.

Research and development expenses.   Our research and development expenses increased by 56.8% from RMB153.9 million in 2017 to RMB241.3 million (US$35.1 million) in 2018, primarily due to the increase in payroll costs mainly related to the hiring of new R&D staff to further enhance our technology capabilities in terms of big data and AI, as well as the increase of the amortization of the intangible assets in connection with acquisition.

General and administrative expenses.   Our general and administrative expenses increased by 90.4% from RMB93.7 million in 2017 to RMB178.4 million (US$25.9 million) in 2018, primarily due to the share-based compensation, including the impact of the options granted after the IPO, as well as increase in payroll costs in the fiscal year 2018. Share-based compensation included in general and administrative expenses as percentage of revenue increased from nil in 2016 to 3.7% in 2017, and further increased to 5.5% in 2018.

Net loss.   As a result of the foregoing, we had a net loss of RMB202.1 million in 2017 as compared to a net loss of RMB159.8 million (US$23.2 million) in 2018.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Total revenues.   Our total revenues increased by 306% from RMB356.4 million in 2016 to RMB1,445.8 million in 2017, primarily due to increases in revenues from recommendation services and from advertising and marketing services.

•                  Revenues from recommendation services increased by 344% from RMB303.8 million in 2016 to RMB1,348.4 million in 2017. Revenues from recommendation services for loan products increased by 369% from RMB238.8 million in 2016 to RMB1,119.5 million in 2017, primarily due to a 434% increase in the number of loan applications on our platform from 16.8 million in 2016 to 89.8 million in 2017, partially offset by a decline in average unit price due to a decrease in average loan size and duration. Revenues from recommendation services for credit card products increased by 253% from RMB64.9 million to RMB228.9 million, due to an increase in the credit card volume relating to our recommendation services revenue by 182% from 0.9 million in 2016 to 2.5 million in 2017.

•                  Revenues from advertising, marketing and other services increased by 85.2% from RMB52.6 million in 2016 to RMB97.4 million in 2017, primarily due to an increase in revenues from big data and risk management solutions, as well as an increase in the number of financial service providers utilizing our advertising and marketing services and to a lesser extent, an increase in the average advertising spend per financial service provider.

Cost of revenues. Cost of revenues increased by 116% from RMB66.7 million in 2016 to RMB143.8 million in 2017, primarily attributable to a 56.3% increase in direct costs relating to advertising and marketing services revenue from RMB41.4 million in 2016 to RMB64.7 million in 2017 as we acquired more traffic to expand our revenue from advertising and marketing services.

Gross profit and gross margin.   Our gross profit increased by 349% from RMB289.7 million in 2016 to RMB1,301.9 million in 2017, and our gross margin increased from 81.3% in 2016 to 90.0% in 2017, as a result of the foregoing.

Sales and marketing expenses.   Our sales and marketing expenses increased by 221% from RMB382.9 million in 2016 to RMB1,227.9 million in 2017, primarily due to a 280% increase in marketing and advertising expenses from RMB285.3 million to RMB1,085.3 million, a 42.6% increase in payroll costs relating to marketing activities from RMB56.1 million to RMB80.0 million and recognition of RMB17.8 million in share-based compensation expenses in the fourth quarter 2017 related to the employee options that were granted historically with a performance target contingent upon IPO. Our marketing and advertising expenses grew as we devoted more resources to attracting users and financial service providers to our platform. Our payroll costs grew as we hired new sales and marketing personnel for our online platform in 2017.

Research and development expenses .   Our research and development expenses increased by 111% from RMB72.8 million in 2016 to RMB153.9 million in 2017, primarily due to a 69.1% increase in payroll costs relating to research and development activities from RMB64.1 million to RMB108.4 million as the number of our research and development personnel increased from 231 in 2016 to 283 in 2017 and recognition of RMB32.1 million in share-based compensation expenses in the fourth quarter 2017 related to the employee options that were granted historically with a performance target contingent upon IPO.

General and administrative expenses .   Our general and administrative expenses increased by 475% from RMB16.3 million in 2016 to RMB93.7 million in 2017, primarily due to the increase in professional fees including one-time expenses in connection with the Restructuring as we prepared for the IPO, and recognition of RMB53.7 million in share-based compensation including the employee options granted historically with a performance target contingent upon IPO and the new options granted under 2017 Share Incentive Plan to the management and executives in December 2017.

Net loss.   As a result of the foregoing, we had a net loss of RMB182.1 million in 2016 as compared to a net loss of RMB202.1 million in 2017.

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in note 3 to our consolidated financial statements included elsewhere in this prospectus.

B.            Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(239,129)	(28,099)	(72,827)	(10,590)
Net cash used in investing activities	(4,352)	(18,823)	(323,438)	(47,042)
Net cash provided by financing activities	243,481	1,611,903	60,399	8,785
Effect of exchange rate changes on cash and cash equivalents	—	(21,170)	62,056	9,023
Net increase/(decrease) in cash and cash equivalents	—	1,543,811	(273,810)	(39,824)
Cash and cash equivalents at beginning of the year	—	—	1,543,811	224,538
Cash and cash equivalents at end of the year	—	1,543,811	1,270,001	184,714

Our business operated within RONG360 Inc.’s corporate cash management program prior to the transfer of the platform business from RONG360 to us. Historically, RONG360 Inc. completed four rounds of equity financing between 2012 and 2015, before the launch of its technology-enabled online lending business, when our platform business constituted its only business. For purposes of presentation in our consolidated statements of cash flows, the cash flow from RONG360 to support our business was presented as funding from RONG360, which was included in cash flows from financing activities. Funding from RONG360 as disclosed under cash flows from financing activities also reflected the changes in contribution from RONG360 as presented in the consolidated statements of changes in invested/shareholders’ equity.

RONG360 Inc. has provided RMB150.0 million of initial working capital to us in the form of a capital contribution in 2017.

We believe our cash on hand as of December 31, 2018 will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. After our IPO, we decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

In utilizing the proceeds we received from our IPO, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

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

Operating Activities

Net cash used in operating activities for the year ended December 31, 2018 was RMB72.8 million (US$10.6 million), as compared to net loss of RMB159.8 million (US$23.2 million) for the same period. The principal changes in operating assets and liabilities were an increase of RMB261.4 million (US$38.0 million) in accounts receivable, which was mainly due to the expansion of credit card business, partially offset by following changes: an increase of RMB66.4 million (US$9.7 million) in accrued expenses and other current liabilities, mainly due to the increase of  accrued payroll, an increase of RMB31.2 million (US$4.5 million) in advance from customers, an increase of RMB30.6 million (US$4.5 million) in amount due to related party and an increase of RMB21.2 million (US$3.1 million) of tax payable. The principal non-cash items affecting the difference between or net loss and our net cash used in operating activities in 2018 were RMB130.7 million (US$19.0 million) of share-based compensation expenses and RMB25.3 million (US$3.7 million) of depreciation and amortization expenses. The increases in accounts receivable, accrued expenses and other current liabilities, and advance from customers were attributable to the growth of our business.

Net cash used in operating activities for the year ended December 31, 2017 was RMB28.1 million, as compared to net loss of RMB202.1 million for the same period. The principal changes in operating assets and liabilities were an increase of RMB124.6 million in accounts receivable and an increase of RMB110.6 million in prepayments and other current assets, partially offset by an increase of RMB136.2 million in accounts payable, an increase of RMB56.6 million in amount due to related party, an increase of RMB53.4 million in advance from customers and an increase of RMB40.3 million of accrued expenses and other current liabilities. The principal non-cash items affecting the difference between our net loss and our net cash provided by operating activities in 2017 were RMB107.8 million of share-based compensation expenses and RMB5.8 million of depreciation and amortization expenses. The increases in accounts receivable, accounts payable and prepayments and other current assets were attributable to the growth of our business.

Net cash used in operating activities for the year ended December 31, 2016 was RMB239.1 million, as compared to net loss of RMB182.1 million for the same year. The principal changes in operating assets and liabilities were an increase of RMB30.0 million in prepayments and other current assets, an increase of RMB21.1 million in amount due from related party, an increase of RMB16.0 million in accounts receivable and a decrease of RMB14.0 million in accounts payable, partially offset by an increase in accrued expense and other current liabilities of RMB7.5 million. The principal non-cash items affecting the difference between our net loss and our net cash provided by operating activities in 2016 were RMB4.8 million of share-based compensation expenses and RMB4.6 million of depreciation and amortization expenses. The increases in prepayments and other current assets, accounts receivable and accrued expenses were attributable to the growth of our business. The decrease in accounts payable was due to a change in the billing practice of one of the third-party platforms where we purchase advertising resources.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2018 was RMB323.4 million (US$47.0 million) including RMB142.4 million (US$20.7 million) transferred to restricted time deposits, RMB109.6 million (US$15.9 million) of payment for business combination,  RMB41.8 million  (US$6.1 million) of payment for property and equipment, and RMB27.9 million (US$4.1 million) of payment for long-term investments.

Net cash used in investing activities for the year ended December 31, 2017 was RMB18.8 million for purchases of property and equipment.

Net cash used in investing activities for the year ended December 31, 2016 was RMB4.4 million for purchases of property and equipment.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2018 was RMB60.4 million (US$8.8 million) including RMB130 million (US$18.9 million) of proceeds from short-term borrowings, RMB70.1 million (US$10.2 million) of payment for share repurchase and RMB0.5 million (US$0.07 million) of proceeds from employees exercising stock options.

Net cash provided by financing activities for the year ended December 31, 2017 was RMB1,611.9 million including the receipt of IPO proceeds, net of cost RMB1,368.5 million, RMB150.0 million of initial working capital provided by RONG360 to us in the form of a capital contribution and RMB93.4 million working capital support provided by RONG360 prior to the transfer of platform business to us.

Net cash provided by financing activities for the year ended December 31, 2016 was RMB243.5 million, as RONG360 funded the cash that we used in our operating and investing activities.

Capital Expenditures

Our capital expenditures are primarily incurred for purchases of property and equipment. Our capital expenditures were RMB4.4 million in 2016, RMB18.8 million in 2017 and RMB41.8 million (US$6.1 million) in 2018. We intend to fund our future capital expenditures with bank loans and operational cash inflows. We will continue to make capital expenditures to meet the needs of the expected growth of our business.

Holding Company Structure

Jianpu Technology Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and our variable interest entities in China. As a result, Jianpu Technology Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our variable interest entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, any of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our variable interest entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. No profit appropriation to the reserve funds was made for our PRC entities for the years ended December 31, 2016, 2017 and 2018 as of December 31, 2016, 2017 and 2018 under PRC GAAP. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.                                    Research and Development

See “Item 4. Information On the Company—B. Business Overview—Data and Technology.” and “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2018 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018:

	Total		Less than 1 year		1 - 2 years		More than 2 years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Operating lease agreements	47,530	6,913	26,568	3,864	20,962	3,049	—	—
Advertising commitments	17,981	2,615	17,981	2,615	—	—	—	—
Total	65,511	9,528	44,549	6,479	20,962	3,049	—	—

Operating lease agreements represent leases for our office premises. Advertising commitments represent commitments for branding, marketing and user traffic acquisition services from third parties that have not been delivered and paid.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2018.

G.                                   Safe Harbor

See “Forward-Looking Statements” on page 1 of this annual report.

ITEM 6.                                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Daqing (David) Ye	46	Co-Founder, Chairman and Chief Executive Officer
Jiayan Lu	43	Co-Founder, Director and Chief Operating Officer
Caofeng Liu	36	Co-Founder, Director and Chief Technology Officer
Chenchao Zhuang	43	Co-Founder, Director
James Qun Mi	51	Director
Kui Zhou	51	Director
Yuanyuan Fan	44	Director
Denny Lee	51	Independent Director
Xiaoyan Zhang	42	Independent Director
Kuang-Yu (Jeff) Liao	59	Independent Director
Yilü (Oscar) Chen	44	Chief Financial Officer

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

Mr. Jiayan Lu has served as our director and chief operating officer since October 2017. He is a co-founder of RONG360, and has served as its director since August 2015. Mr. Lu served as deputy director of Pudong branch, deputy general manager of Shanghai branch and deputy general manager of operations of the Bank of Ningbo from 2007 to 2011. Mr. Lu worked as the manager of the customer service center of Royal & Sun Alliance Insurance plc in greater China from 2004 to 2007 and director of the customer service center of Standard Chartered Bank from 2002 to 2004. Mr. Lu received a bachelor’s degree in international finance from Shanghai Jiaotong University in 1997 and an MBA degree from Shanghai Jiaotong University in 2002.

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

Mr. Chenchao Zhuang has served as our director since October 2017. He is a co-founder of RONG360. Mr. Zhuang is a co-founder and managing director of Zebra Global Capital, a technology private-equity firm in China. Prior to that, Mr. Zhuang was a co-founder and chief executive officer of Qunar Cayman Islands Limited from June 2011 to January 2016, where he and his team grew Qunar from a small technology startup to become a leading online travel company. Prior to co-founding Qunar, Mr. Zhuang worked for the World Bank as a system architect based in Washington, D.C. from 2001 to 2005. Prior to moving to Washington, D.C., Mr. Zhuang was the chief technology officer of Shawei.com, a leading sports portal website in China. Mr. Zhuang received a bachelor’s of science degree in electrical engineering from Peking University in 1998.

Mr. James Qun Mi has served as our director since October 2017. He has served as a managing director of Lightspeed China Partners, a China-focused early-stage venture capital firm with investments in internet, mobile and information technology, since co-founding it in 2011. Mr. Mi served as a managing director of Lightspeed Venture Partners from 2008 to 2011. From 2003 to 2008, Mr. Mi worked for Google, first as its head of Asia Products and the chief representative of its representative office in China, and later as a director of corporate development for strategic investments and mergers and acquisitions in the greater China area and the pan-Asian region. Mr. Mi holds 14 U.S. patents in flash memory, communications, internet security and commerce. Mr. Mi is also a director of 31 privately held companies. Mr. Mi received a bachelor’s degree in physics from Fudan University in 1989 and a master’s degree in electrical engineering from Princeton University in 1991.

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

Ms. Yuanyuan Fan has served as our director since October 2017. Ms. Fan also serves as a director of two privately held companies since December 2016 and January 2017 respectively. Ms. Fan has been a partner and managing director of Sailing Capital Overseas Investments Fund, LP since May 2016. She has been a director of Sunny Oasis Limited since March 2016. She has also served as director of YMT Holding Limited and Hang International Investment Ltd. since May and April 2015, respectively. She has more than 15 years of experiences in private equity investments, consulting and financial services in both the United States and China. She worked at Pacific Asset Management from 2010 to 2012 and McKinsey & Company from 2008 to 2010. She received an MBA degree from Cornell University in 2003 and a bachelor’s degree from Shanghai University of Finance & Economics.

Mr. Denny Lee has served as our independent director since November 2017. Mr. Lee has served as a director of NetEase, Inc., a leading internet and online game service provider in China listed on the Nasdaq Global Select Market, since 2002. He was the chief financial officer of NetEase, Inc. from 2002 to 2007. Prior to joining NetEase, Inc., Mr. Lee worked in the Hong Kong office of KPMG for more than ten years. Mr. Lee currently serves as an independent non-executive director and the chairman of the audit committees of the following four companies: (1) New Oriental Education & Technology Group Inc., a provider of private education services in China listed on the New York Stock Exchange, (2) Concord Medical Services Holdings Limited, a leading specialty hospital management solution provider and operator in China listed on the New York Stock Exchange, and (3) China Metal Resources Utilization Ltd., a company principally engaged in the manufacturing and sales of copper and related products in China listed on the main board of Hong Kong Stock Exchange, and (4) NIO Inc., a pioneer in China’s premium electric vehicle market listed on the New York Stock Exchange. Mr. Lee graduated from the Hong Kong Polytechnic University majoring in accounting and is a member of The Hong Kong Institute of Certified Public Accountants and The Chartered Association of Certified Accountants.

Ms. Xiaoyan Zhang has served as our independent director since February 2018. Ms. Zhang is currently associate dean and Xinyuan Chair professor of finance at the PBC School of Finance, Tsinghua University. Professor Zhang’s research focuses on financial technology, international finance, empirical asset pricing and applied econometrics. She served as Duke Realty chair professor of finance with tenure at the Krannert School of Management, Purdue University from 2010 to 2018.  Prior to joining Krannert faculty, she was assistant professor of finance at the Johnson School of Management at Cornell University from 2002 to 2010. In 2014, Professor Zhang was named one of the “Top 40 under 40” Business School professors in the world. In 2017, she is recognized as a finance expert listed in the Recruitment Program of Global Experts, “the 1000 plan”, by the PRC government. She also serves as a member of the Issuance Examination Committee of China Securities Regulatory Commission. She is also an independent director of Sinoma International Engineering Co., Ltd. Professor Zhang received her bachelor’s degree in international economics from Beijing University in 1997 and her doctoral degree of philosophy in finance (with honor) from Columbia Business School in 2002.

Mr. Kuang-Yu (Jeff) Liao has served as our independent director since November 2018. Mr. Liao has 30 years of experience in operations and senior management across online payments, e-Commerce, and consumer finance in Greater China. He served as the head of Apple Pay Asia from November 2014 to March 2018. In the ten years before he joined Apple Pay Asia, Mr. Liao held several senior executive positions at global technology companies, including head of Visa China, CEO of eBay Greater China, head of PayPal China and general manager at Standard Chartered Consumer Bank China. Prior to that, he also held key posts at GE Capital, Citicorp and American Express in Hong Kong and Taiwan. Currently, Mr. Liao serves as an independent director of Zizaike.com, a privately held company that operates an online marketplace for hospitality service. Mr. Liao received a bachelor’s degree in chemical engineering from Tsing Hua University (Taiwan) in 1982 and graduate study in material science from San Jose State University in 1987.

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

B.                                    Compensation

For the year ended December 31, 2018, we paid an aggregate of approximately RMB4.6 million (US$0.7 million) in cash and benefits to our executive officers. We do not pay our non-executive directors. For share incentive grants to our officers and directors, see “—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

In October 2017, our board of directors approved the 2017 Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2017 Share Incentive Plan, or the 2017 Plan, the maximum number of shares available for issuance shall be 2% of the total number of shares issued and outstanding as of the closing of our IPO, plus an annual increase on the first day of each of the first five fiscal years of the Company during the term of the 2017 Plan commencing with the fiscal year beginning January 1, 2018, by an amount equal to 2% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year (excluding issued shares reserved for future option exercise and restricted share unit vesting), and an annual increase on the first day of each of the next five fiscal years of the Company during the term of the 2017 Plan commencing with the fiscal year beginning January 1, 2023, by an amount equal to 1.5% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year (excluding issued shares reserved for future option exercise and restricted share unit vesting)

We assumed all outstanding share incentive awards issued under the RONG360 2012 Plan and administered the assumed awards pursuant to the Global Share Plan. As of March 31, 2019, a total of 23,450,209  awards (5,949,963 of which are exercisable), including the share awards succeeding from the RONG360 2012 Share Plan, has been granted under the Global Share Plan to our directors, employees and other eligible persons, and a total of 17,150,154 awards (4,660,778 of which are exercisable) has been granted under the 2017 Share Incentive Plan to to our directors, management executives and employees.

The following paragraphs summarize the terms of our Global Share Plan.

Types of Awards.  Our Global Share Plan permits awards of share purchase rights and options.

Plan Administration .  Our Global Share Plan is administered by our board of directors or by a committee of one or more members designated by our board of directors. The committee or the full board of directors, as applicable, has full authority and discretion to take any actions it deems necessary or advisable for the administration of the plan.

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

Term of the Awards .  The term of each option granted under our Global Share Plan may not exceed ten years from date of the grant. The term of share purchase rights granted under our Global Share Plan is set forth in the relevant share purchase agreement.

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

The following table summarizes, as of March 31, 2019, the outstanding options that were granted to our directors, executive officers and other grantees in the aggregate under the Global Share Plan and the 2017 Plan:

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date
Daqing (David) Ye	*	0.01	December 2017	November 2027
Jiayan Lu	*	0.01	December 2017	November 2027
Caofeng Liu	*	0.01	December 2017	November 2027
Yilü (Oscar) Chen	*	0.01-0.21	April and December 2017	March and November 2027
Danny Lee	*	0.01	November 2017	November 2027
Xiaoyan Zhang	*	0.01	February 2018	February 2028
Kuang-Yu (Jeff) Liao	*	0.01	November 2018	November, 2028
Other grantees	15,965,538	0.00035 to 0.80	February 2013 to December 2018	October 2021 to December 2028
Total	26,670,104

*                 Less than one percent of our total outstanding shares.

C.                                    Board Practices

Board of Directors

Our board of directors currently consists of ten members. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

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

Audit Committee.  Our audit committee consists of Denny Lee, Xiaoyan Zhang and Kuang-Yu (Jeff) Liao, and is chaired by Mr. Lee. Mr. Lee, Ms. Zhang and Mr. Liao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Lee qualifies as an “audit committee financial expert” as set forth under the applicable rules of the SEC. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

•                  meeting separately and periodically with management and the independent registered public accounting firm; and

•                  reporting regularly to the board.

Compensation Committee.  Our compensation committee consists of Xiaoyan Zhang, Denny Lee and Kuang-Yu (Jeff) Liao, and is chaired by Ms. Zhang. Ms. Zhang and Mr. Lee and Mr. Liao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating Committee.  Our nominating committee consists of Kuang-Yu (Jeff) Liao, Denny Lee and Xiaoyan Zhang, and is chaired by Mr. Liao. Mr. Liao, Ms. Zhang and Mr. Lee satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee is responsible for, among other things:

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

D.                                    Employees

We had 669, 784 and 1,109 employees as of December 31, 2016, 2017 and 2018, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2016, 2017 and 2018:

	As of December 31,
Function:	2016	2017	2018
Sales and marketing	284	314	366
Research and development	231	283	532
Operations	112	126	115
General administration	42	61	96
Total	669	784	1,109

As of December 31, 2018, we had 919 employees in Beijing, 132 employees in Hangzhou,  25 employees in Shanghai, 22 employees in Shenzhen, and another 11 employees in various other places in China.

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

E.                                    Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares on an as-converted basis as of March 31, 2019 for:

•                  each of our directors and executive officers; and

•                  each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 420,747,557 ordinary shares outstanding as of March 31, 2019, including (i) 318,275,762 Class A ordinary shares; and (ii) 102,471,795 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on an as converted basis	% of total ordinary shares	% of aggregate voting power
Directors and Executive Officers: **
Daqing (David) Ye(1)	1,165,195	33,254,625	34,419,820	8.0	24.7
Jiayan Lu (2)	1,165,195	28,738,439	29,903,634	7.0	21.4
Caofeng Liu (3)	503,820	13,377,901	13,881,721	3.2	9.9
Chenchao Zhuang (4)	13,875,000	27,100,830	40,975,830	9.6	21.1
James Qun Mi (5)	46,220,160	—	46,220,160	10.8	3.4
Kui Zhou (6)	—	—	—	—	—
Yuanyuan Fan (7)	*	—	*	*	*
Denny Lee (8)	*	—	*	*	*
Xiaoyan Zhang	*	—	*	*	*
Kuang-Yu (Jeff) Liao(9)	*	—	*	*	*
Yilü (Oscar) Chen	*	—	*	*	*
All directors and executive officers as a group	65,556,915	102,471,795	168,028,710	38.8	80.7
Principal Shareholders:
JYLu Holdings Ltd.(2)	—	28,738,439	28,738,439	6.7	21.3
Sun Flower Information Technology Ltd. (4)	2,125,000	27,100,830	29,225,830	6.8	20.2
LEFT BK Holdings Ltd.(1)	—	17,663,915	17,663,915	4.1	13.1
Investment funds affiliated with Sequoia (10)	62,337,381	—	62,337,381	14.6	4.6
Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P.(11)	46,220,160	—	46,220,160	10.8	3.4
Sailing Capital Overseas Investments Fund, LP (14)	32,786,229	—	32,786,229	7.7	2.4
Article Light Limited (13)	26,536,229	—	26,536,229	6.2	2.0
Spring Bloom Investments Ltd. (12)	25,760,000	—	25,760,000	6.0	1.9

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

(1)         Represents (i) 17,663,915 Class B ordinary shares held by LEFT BK Holdings Ltd., (ii) 15,590,710 Class B ordinary shares held by Mount Bonnell Limited, and (iii) 1,165,195 Class A Ordinary Shares issuable upon exercise of options and vesting of restricted shares within 60 days after the date of March 31, 2019. LEFT BK Holdings Ltd. is a British Virgin Islands company wholly owned by Mr. Daqing Ye. Mount Bonnell Limited is a British Virgin Islands company wholly owned by Ms. Dawei Huang, who is Mr. Ye’s wife. The registered office of each of these entities is at Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(2)         Represents 28,738,439 Class B ordinary shares held by JYLu Holding Ltd. and 1,165,195 Class A Ordinary Shares issuable upon exercise of options and vesting of restricted shares within 60 days after the date of March 31, 2019. JYLu Holding Ltd. is a British Virgin Islands company wholly owned by Mr. Jiayan Lu with its registered office at Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(3)         Represents 13,377,901 Class B ordinary shares held by CFLIU Holdings Ltd. and 503,820 Class A Ordinary Shares issuable upon exercise of options and vesting of restricted shares within 60 days after the date of March 31, 2019. CFLIU Holdings Ltd. is a British Virgin Islands company wholly owned by Mr. Caofeng Liu with its registered office at Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(4)         Represents (i) 27,100,830 Class B ordinary shares and (ii) 2,125,000 Class A ordinary shares held by Sun Flower Information Technology Ltd., a British Virgin Islands company wholly owned by the family of Mr. Chenchao Zhuang, and 11,750,000 Class A ordinary shares held by Lucky Fish Information Technology Limited, a British Virgin Islands company wholly owned by the family of Mr. Chenchao Zhuang. The registered office of each of these entities is at Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. The Business address of Mr. Zhuang is A-901, PingAn International Financial Centre, Chaoyang District, Beijing 100027

(5)         Based on a Schedule 13D/A filed by the relevant reporting persons on March 7, 2019. Includes (i) 40,659,873 Class A Ordinary Shares held by Lightspeed China Partners I, L.P. and (ii) 5,560,287 Class A Ordinary Shares held by Lightspeed China Partners I-A, L.P. The voting and dispositive power over the ordinary shares held by Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. is controlled by their general partner, Lightspeed China Partners I GP, LLC. Mr. James Qun Mi and Mr. Ronald Cao are the managing directors of Lightspeed China Partners I GP, LLC and together hold all shareholder voting rights in Lightspeed China Partners I GP, LLC. Mr. Mi disclaims beneficial ownership of the shares held by Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P., except to the extent of his pecuniary interests therein. The business address of Mr. Mi is Suite 2105, Platinum Building, 233 Tai Cang Road, Huangpu District, Shanghai 200020.

(6)         The business address of Mr. Kui Zhou is Room 3606, China Central Place Tower 3, 77 Jianguo Road, Chaoyang District, Beijing 100027, China.

(7)         The business address of Ms. Yuanyuan Fan is 36F, CITIC Plaza, No.859 North Sichuan Rd., Shanghai, China.

(8)         The business address of Mr. Danny Lee is No.4 Dianthus Road, Yau Yatchuen, Kowloon, Hong Kong.

(9)         The business address of Mr. Kuang-Yu (Jeff) Liao is 9/F, No 8, Neihu Road, Sec 2, Lane 103, Taipei, Taiwan.

(10)  -Based on a Schedule 13D filed by the relevant reporting persons on August 10, 2018. Represents (i) 55,952,500 Class A ordinary shares held by Sequoia Capital CV IV Holdco, Ltd., and (ii) 6,384,881 Class A ordinary shares held by Sequoia Capital China GF Holdco III-A, Ltd.

(11)  Based on a Schedule 13D/A filed by the relevant reporting persons on March 7, 2019. Represents (i) 40,659,873 Class A Ordinary Shares held by Lightspeed China Partners I, L.P. and (ii) 5,560,287 Class A Ordinary Shares held by Lightspeed China Partners I-A, L.P.

(12)  Based on a Schedule 13G filed by the relevant reporting persons on August 31, 2018. Represents 25,760,000 Class A ordinary shares held by Spring Bloom Investments Ltd.

(13)  Represents 26,536,229 Class A ordinary shares held by Article Light Limited, a British Virgin Islands limited company with registered address at Ritter House Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. Article Light Limited is controlled by Yunfeng Fund II, L.P., the controlling person of which is Mr. Yu Feng. The business address of Mr. Yu Feng is Suite 3206, One Exchange Square, 8 Connaught Place, Central, Hong Kong.

(14)  Based on a Schedule 13D filed by Sailing Capital Overseas Investments Fund, LP on September 21, 2018. Represents (i) 29,661,229 Class A ordinary shares held by Torch International Investment Ltd., (ii) 2,812,500 Class A ordinary shares held by Rosy Parade Limited, and (iii) 312,500 Class A ordinary shares held by MJM International Limited.

To our knowledge, as of March 31, 2019, 106,091,730 of our ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

ITEM 7.                                                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.                                    Related Party Transactions

Contractual Arrangements with Our Variable Interest Entities and Their Shareholders

See “Item 4. Information of the Company—C. Organizational Structure—Contractual Arrangements with the VIEs.”

Agreement with Our Shareholders

On July 31, 2018, RONG360 completed the share distribution of our ordinary shares held by it to the existing shareholders of RONG360 in proportion to RONG360’s shareholding structure, and thus completed the Restructuring to strengthen our positioning as an independent open platform. Following the completion of the share distribution, RONG360 is no longer our parent company. We expect to enter into a registration rights agreement with these shareholders, pursuant to which holders of our registrable shares will be entitled to registration rights, including demand registration rights and piggyback registration rights.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Agreement with RONG360

We have entered into a transitional services agreement with RONG360 with respect to various ongoing relationships between us and RONG360. Pursuant to the transitional services agreement, we will, during the transitional period which was initially 12 months after the effective date of the agreement and was already extended by mutual consent, provide RONG360 with various corporate support services, including operational, administrative, human resources, legal, accounting and internal control support. The price to be paid for the operational services provided under the transitional services agreement will be based on the actual costs of providing such services. The price to be paid for the other services is a fixed amount specified in the transitional services agreement.

RONG360 provided us with support for the employees, business contracts and other business resources relating to the platform business during the transitional period. Furthermore, before the registration procedure of the title transfer of all intellectual property rights relating to our business from RONG360 to us is completed, RONG360 grants us a license to use these rights. Our consolidated financial statements include costs and expenses allocated from RONG360 prior to the transfer of platform business to us, amounted to RMB65.3 million and RMB75.0 million for the years ended December 31, 2016 and 2017, respectively. In addition, RONG360 provided cash funding support to us to satisfy platform business’ working capital requirements. RONG360 Inc. provided RMB150.0 million of initial working capital to us in the form of a capital contribution. We received the related cash in November 2017.

Related Party Transactions

For the year ended December 31, 2018, we generated revenues in the total amount of RMB105.5 million for the recommendation services to RONG360, RMB13.4 million for the advertising, marketing and other services to RONG360, and charged administrative expenses of RMB10.0 million to RONG360, including expenses related to operational, administrative, human resources, legal, accounting and internal control.

For the year ended December 31, 2018, RONG360 charged us RMB4.6 million for the collection handling fee for the revenue amount billed to third parties through RONG360 by us.

As of December 31, 2018, the balance arose from the aforementioned related party transactions and various operational payments made by RONG360 was RMB61.0 million. In addition, the accounts receivable billed through RONG360 amounted to RMB135.0 million  as of December 31, 2018.

We obtained contractual control of KTN from a company owned by two founders of our company in October 2018. The related consideration of RMB6.3 million has not been paid as of December 31, 2018.

Another related party, investee of the company owned by two founders of our company, charged us RMB40.2 million of advertising and of marketing expenses for providing advertising and marketing service to us for the year ended December 31, 2018. The balance arose from the aforementioned transactions with this related party was RMB5.5 million.

C.                                    Interests of Experts and Counsel

Not applicable.

ITEM 8.                                                FINANCIAL INFORMATION

A.                                    Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are subject to legal proceedings and claims in our ordinary course of business from time to time. On October 25, 2018, a putative securities class action was filed against us, certain of our directors and officers, and others in the U.S. District Court for the Southern District of New York: Panther Partners Inc., v. Jianpu Technology Inc. et al. (Case No. 18-cv-09848). The plaintiffs in the case allege, in sum and substance, that certain disclosures and statements made by our company in connection with our initial public offering contained material misstatements and omissions in violation of the Securities Act of 1933. On January 10, 2019, the court entered an order appointing lead plaintiffs of this case, and on March 28, 2019, a consolidated amended complaint was filed.  The case remains in its preliminary stages. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. For risks and uncertainties relating to the pending case against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We and certain of our directors and officers have been named as defendants in a putative shareholder class action lawsuit, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

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

Not applicable.

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

A quorum required for a meeting of shareholders consists of one or more shareholders holding not less than one-third of all paid up voting share capital of our company present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Advance notice of at least ten days is required for the convening of our annual general meeting and other shareholders’ meetings.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift and alternative minimum tax considerations, the 3.8% Medicare tax on certain net investment income, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets, and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our consolidated variable interest entities as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with these entities. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of such consolidated variable interest entities for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our consolidated variable interest entities for U.S. federal income tax purposes, based upon our current and projected income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2018. Moreover, based upon projections as to the value of our assets, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for the purpose of the second part of the test described above, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Sale or Other Disposition

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of our ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. The gain or loss will generally be capital gain or loss. Individuals and other non-corporate U.S. Holders who have held the ADS or Class A ordinary shares for more than one year will generally be eligible for reduced tax rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or Class A ordinary shares, a U.S. Holder that is eligible for the benefits of the United States-PRC income tax treaty may elect to treat such gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the United States-PRC income tax treaty or fails to make the election to treat any gain as foreign-source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). U.S. Holders should consult their tax advisors regarding the creditability of any PRC tax.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or Class A ordinary shares. Under the PFIC rules:

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our subsidiaries, our variable interest entities or any of the subsidiaries of our variable interest entities is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our variable interest entities or any of the subsidiaries of our variable interest entities.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded (in other than de minimis quantities) on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. We believe that our ADSs, but not our Class A ordinary shares, should be treated as traded on a qualified exchange or other market upon their listing on the NYSE and that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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

ITEM 11.                                         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, 2017 and 2018 were increases of 2.1%, 1.8% and 1.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

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

After completion of our IPO, we invest the net proceeds we receive from the offering and the concurrent private placements. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. We have received approximately US$4.7 million of such reimbursement from the depositary as of March 31, 2019.

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

The F-1 Registration Statement was declared effective by the SEC on November 15, 2017. For the period from the effective date of the F-1 Registration Statement to December 31, 2018, the total expenses incurred for our company’s account in connection with our IPO was approximately US$15.1 million, which included US$12.6 million in underwriting discounts and commissions for the IPO and approximately US$2.5 million in other costs and expenses for our IPO. We received net proceeds of approximately US$164.9 million from our IPO. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the IPO were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from November 15, 2017, the date that the Form F-1 was declared effective by the SEC, to December 31, 2018, we used the net proceeds from our IPO as follows:

•                  approximately US$15.8 million, to invest in research and development capabilities, and data and technology;

•                  approximately US$135.4 million, to invest in branding and expand our sales and marketing efforts; and

•                  approximately US$13.6 million, for general corporate purposes, including working capital needs and potential acquisitions.

ITEM 15.                                         CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act as of the end of the period covered by this annual report. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that we did not maintain effective disclosure controls and procedures as of December 31, 2018 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, because of the material weakness in our internal control over financial reporting described below. Our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.

Notwithstanding management’s assessment that we did not maintain effective internal control over financial reporting as of December 31, 2018 due to the material weakness described below, we believe that the consolidated financial statements included in this annual report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13(a)-15(f) and 15(d)-15(f) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2018 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework (2013), due to the material weakness described in “Changes in Internal Control over Financial Reporting” below, our management concluded that, as of December 31, 2018, we did not maintain effective internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2018.

Changes in Internal Control over Financial Reporting

In the course of auditing our consolidated financial statements for the year ended December 31, 2018, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2018. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

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

To remedy our identified material weakness, we have implemented and will continue to enhance and improve our internal control over financial reporting. In 2018, we have formed our U.S. GAAP reporting and internal control teams with additional qualified accounting and reporting personnel who have appropriate knowledge and experience of U.S. GAAP and SEC reporting requirements, established standardized financial closing and reporting procedures, including oversight and clarifying reporting requirements for non-recurring or complex transactions, and implemented training programs for our accounting staffs. We plan to further enhance and improve our financial closing and reporting procedures, and training programs, especially training related to U.S. GAAP and SEC reporting requirements.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business— If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

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

ITEM 16C.                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by PricewaterhouseCoopers Zhong Tian LLP and its affiliates, our principal auditor or accountant for 2017 and 2018. We did not pay any other fees to our principal auditor during the periods indicated below.

	Year Ended December 31,
	2017	2018
	(in US$ thousands)
Audit fees (1)	2,032	1,204
Tax fees (2)	440	—
All other fees	126	—

Notes:

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

ITEM 16F.                                 CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.                               CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we do not plan to rely on home country exemption for corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our American Depositary Shares— We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

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

1.1

Second Amended and Restated Memorandum and Articles of Association of the Registrant, effective October 19, 2017 (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))

2.1

Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3) (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 filed on November 13, 2017 (File No. 333-221056))

2.2

Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 filed on November 3, 2017 (File No. 333-221056))

2.3

Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 filed on November 13, 2017 (File No. 333-221056))

4.1	Form of Global Share Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))
4.2	Form of 2017 Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))
4.3

Form of Indemnification Agreement with the Registrant’s directors (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))

4.4

Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))

4.5

English translation of Transitional Services Agreement between the Registrant and RONG360 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))

4.6

English translation of Information Service Cooperation Agreement between the Registrant and RONG360 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 filed on November 3, 2017 (File No. 333-221056))

4.7

English translation of Exclusive Purchase Option Agreement, dated September 29, 2017, by and between Beijing Rongqiniu Information Technology Co., Ltd., Beijing Rongdiandian Information Technology Co., Ltd. and the shareholders of Beijing Rongdiandian Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))

4.8

English translation of Form of Equity Pledge Agreement by and between Beijing Rongqiniu Information Technology Co., Ltd., Beijing Rongdiandian Information Technology Co., Ltd. and each shareholder of Beijing Rongdiandian Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))

Exhibit Number	Description of Document

4.9

English translation of Power of Attorney dated September 29, 2017 from the shareholders of Beijing Rongdiandian Information Technology Co., Ltd. to Beijing Rongqiniu Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))

4.10

English translation of Exclusive Business Cooperation Agreement dated August 25, 2017 by and between Beijing Rongqiniu Information Technology Co., Ltd. and Beijing Rongdiandian Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))

4.11

English translation of Baidu KA Online Promotion Service Framework Contract dated January 1, 2017 between Beijing Ronglian Shiji Information Technology Co., Ltd. and Beijing Wushuang Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 filed on November 3, 2017 (File No. 333-221056))

4.12

English translation of the Agreement on Change of Contracting Parties dated October 18, 2017 by and between Beijing Ronglian Shiji Information Technology Co., Ltd., Beijing Wushuang Technology Co., Ltd. and Beijing Rongqiniu Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 filed on November 3, 2017 (File No. 333-221056))

4.13

Share Purchase Agreement, dated November 3, 2017, between the Registrant and Torch International Investment Ltd. (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 filed on November 3, 2017 (File No. 333-221056))

4.14

Share Purchase Agreement, dated November 3, 2017, between the Registrant and Rosy Parade Limited (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 filed on November 3, 2017 (File No. 333-221056))

4.15

Share Purchase Agreement, dated November 3, 2017, between the Registrant and MJM International Limited (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 filed on November 3, 2017 (File No. 333-221056))

4.16

Share Purchase Agreement, dated November 3, 2017, between the Registrant and Article Light Limited (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 filed on November 3, 2017 (File No. 333-221056))

8.1*	Principal subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Fangda Partners
15.2*	Consent of Pricewaterhousecoopers Zhong Tian LLP
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: April 23, 2019

JIANPU TECHNOLOGY INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Jianpu Technology Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jianpu Technology Inc. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive loss, of changes in invested/shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
April 23, 2019

We have served as the Company’s or its predecessor’s auditor since 2016.

JIANPU TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$ Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents	1,543,811	1,270,001	184,714
Restricted time deposits	—	142,411	20,713
Short-term investment	—	78,462	11,412
Accounts receivable, net (including amounts billed through RONG360 Inc. (“RONG360”) of RMB141,190 and RMB134,966 as of December 31, 2017 and 2018, respectively)	182,090	444,199	64,606
Prepayments and other current assets	161,027	160,131	23,290
Total current assets	1,886,928	2,095,204	304,735
Non-current assets:
Property and equipment, net	18,966	52,322	7,610
Intangible assets, net	—	115,037	16,731
Goodwill	—	147,296	21,423
Other non-current assets	7,621	35,276	5,131
Total non-current assets	26,587	349,931	50,895
Total assets	1,913,515	2,445,135	355,630

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	—	130,000	18,908
Accounts payable (including amounts of the consolidated variable interest entities (“VIEs”) of nil and RMB4,256 as of December 31, 2017 and 2018, respectively. Note 1(e))	177,373	201,543	29,314
Advances from customers (including amounts of the consolidated VIEs of RMB491 and RMB21,717 as of December 31, 2017 and 2018, respectively. Note 1(e))	71,538	115,597	16,813
Tax payable (including amounts of the consolidated VIEs of RMB305 and RMB15,116 as of December 31, 2017 and 2018, respectively. Note 1(e))	17,876	39,446	5,737
Amount due to related party	35,427	72,750	10,581
Accrued expenses and other current liabilities (including amounts of the consolidated VIEs of RMB2,266 and RMB17,963 as of December 31, 2017 and 2018, respectively. Note 1(e))	72,839	144,478	21,013
Total current liabilities	375,053	703,814	102,366
Non-current liabilities:
Deferred tax liabilities	—	16,865	2,453
Other non-current liabilities	—	20,538	2,987
Total non-current liabilities	—	37,403	5,440
Total liabilities	375,053	741,217	107,806
Commitments and contingencies (Note 21)
Shareholders’ equity:
Ordinary shares: US$0.0001 par value, 1,500,000,000 shares authorized, 414,291,350 shares (including 68,750,000 Class A ordinary shares, 345,541,350 Class B ordinary shares) issued and outstanding as of December 31, 2017, and 428,063,797 shares (including 325,592,002 Class A ordinary shares, and 102,471,795 Class B ordinary shares) issued and 415,246,557 shares (including 312,774,762 Class A ordinary shares and 102,471,795 Class B ordinary shares) outstanding as of December 31, 2018, respectively	275	284	41
Treasury stock, at cost (Nil and 12,817,240 shares held as of December 31, 2017 and December 31, 2018, respectively)	—	(70,113)	(10,198)
Additional paid-in capital	1,734,067	1,959,655	285,020
Accumulated losses	(174,710)	(339,325)	(49,353)
Accumulated other comprehensive (loss)/income	(21,170)	37,750	5,491
Total Jianpu’s shareholders’ equity	1,538,462	1,588,251	231,001
Noncontrolling interests	—	115,667	16,823
Total shareholders’ equity	1,538,462	1,703,918	247,824
Total liabilities and shareholders’ equity	1,913,515	2,445,135	355,630

The accompanying notes are an integral part of these consolidated financial statements.

JIANPU TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$ Note 2(e)
Revenues:
Recommendation services:
Loans (including revenues from related party of RMB19,932, RMB102,997 and RMB105,492 for the years ended December 31, 2016, 2017 and 2018, respectively)	238,846	1,119,456	1,015,407	147,686
Credit cards	64,911	228,905	750,941	109,220
Total recommendation services	303,757	1,348,361	1,766,348	256,906
Advertising, marketing and other services (including revenues from related party of nil, nil and RMB13,405 for the years ended December 31, 2016, 2017 and 2018, respectively)	52,630	97,412	245,494	35,706
Total revenues	356,387	1,445,773	2,011,842	292,612
Cost of revenues	(66,683)	(143,828)	(223,339)	(32,483)
Gross profit	289,704	1,301,945	1,788,503	260,129
Operating expenses:
Sales and marketing (including expenses from related party of nil, nil and RMB40,167 for the years ended December 31, 2016, 2017 and 2018, respectively)	(382,915)	(1,227,896)	(1,547,518)	(225,077)
Research and development	(72,832)	(153,905)	(241,270)	(35,091)
General and administrative	(16,273)	(93,718)	(178,371)	(25,943)
Loss from operations	(182,316)	(173,574)	(178,656)	(25,982)
Net interest income	—	—	5,037	733
Others, net	191	(169)	9,360	1,361
Loss before income tax	(182,125)	(173,743)	(164,259)	(23,888)
Income tax (expenses)/benefits	—	(28,382)	4,473	651
Net loss	(182,125)	(202,125)	(159,786)	(23,237)
Less: net income attributable to noncontrolling interests	—	—	4,829	702
Net loss attributable to Jianpu’s shareholders	(182,125)	(202,125)	(164,615)	(23,939)
Other comprehensive (loss)/income, net
Foreign currency translation adjustments	—	(21,170)	59,658	8,677
Total other comprehensive (loss)/income	—	(21,170)	59,658	8,677
Total comprehensive loss	(182,125)	(223,295)	(100,128)	(14,560)
Less: total comprehensive income attributable to noncontrolling interests	—	—	5,568	810
Total comprehensive loss attributable to Jianpu’s shareholders	(182,125)	(223,295)	(105,696)	(15,370)
Net loss per share attributable to Jianpu’s shareholders
Basic and diluted	(0.53)	(0.57)	(0.39)	(0.06)
Net loss per ADS attributable to Jianpu’s shareholders
Basic and diluted	(1.33)	(1.43)	(0.98)	(0.15)
Weighted average number of shares
Basic and diluted	345,541,350	353,452,309	417,315,644	417,315,644

The accompanying notes are an integral part of these consolidated financial statements.

JIANPU TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN INVESTED/SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

						Accumulated other				Total invested/
	Ordinary shares		Treasury stock		Additional paid	comprehensive	Accumulated	RONG360’s	Noncontrolling	shareholders’
	Shares	Amount	Shares	Amount	in capital	(loss)/income	losses	investment	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at December 31, 2015	—	—	—	—	—	—	—	(13,566)	—	(13,566)
RONG360’s contribution	—	—	—	—	—	—	—	243,481	—	243,481
Share-based compensation	—	—	—	—	—	—	—	4,817	—	4,817
Net loss	—	—	—	—	—	—	—	(182,125)	—	(182,125)
Balance at December 31, 2016	—	—	—	—	—	—	—	52,607	—	52,607
RONG360’s contribution	—	—	—	—	—	—	—	93,431	—	93,431
Share-based compensation	—	—	—	—	106,039	—	—	1,727	—	107,766
Net loss	—	—	—	—	—	—	(174,710)	(27,415)	—	(202,125)
Completion of reorganization(Note 1(b))	345,541,350	229	—	—	120,121	—	—	(120,350)	—	—
Initial working capital contributed by RONG360	—	—	—	—	150,000	—	—	—	—	150,000
Issuance of ordinary shares for the IPO and the concurrent private placements	68,750,000	46	—	—	1,357,907	—	—	—	—	1,357,953
Share-based awards to employees of non-platform business (Note 15)	—	—	—	—	8,851	—	—	—	—	8,851
Deemed dividends to RONG360 in connection with the share-based awards to employees of non-platform business (Note 15)	—	—	—	—	(8,851)	—	—	—	—	(8,851)
Currency translation adjustment	—	—	—	—	—	(21,170)	—	—	—	(21,170)
Balance at December 31, 2017	414,291,350	275	—	—	1,734,067	(21,170)	(174,710)	—	—	1,538,462
Share-based compensation(Note 15)	—	—	—	—	130,659	—	—	—	—	130,659
Net loss	—	—	—	—	—	—	(164,615)	—	4,829	(159,786)
Issuance of ordinary shares for business combination (Note 8)	5,772,447	4	—	—	88,177	—	—	—	—	88,181
Issuance of options for business combination (Note 8)	—	—	—	—	6,052	—	—	—	—	6,052
Issuance of ordinary shares reserved for future exercise of share-based awards	8,000,000	5	(8,000,000)	(5)	—	—	—	—	—	—
Share repurchase(Note 17)	—	—	(5,624,578)	(70,109)	—	—	—	—	—	(70,109)
Exercise of share-based awards(Note 15)	—	—	807,338	1	700	—	—	—	—	701
Share-based awards to employees of non-platform business (Note 15)	—	—	—	—	17,314	—	—	—	—	17,314
Deemed dividends to shareholders in connection with the share-based awards to employees of non-platform business (Note 15)	—	—	—	—	(17,314)	—	—	—	—	(17,314)
Currency translation adjustment	—	—	—	—	—	58,920	—	—	738	59,658
Noncontrolling interests arising from business combinations (Note 8)	—	—	—	—	—	—	—	—	110,100	110,100
Balance at December 31, 2018	428,063,797	284	(12,817,240)	(70,113)	1,959,655	37,750	(339,325)	—	115,667	1,703,918

The accompanying notes are an integral part of these consolidated financial statements.

JIANPU TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$ Note 2(e)
Cash flows from operating activities:
Net loss	(182,125)	(202,125)	(159,786)	(23,237)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expenses	4,637	5,769	25,291	3,678
Share-based compensation expenses	4,817	107,766	130,659	19,004
Allowance for doubtful accounts	129	—	1,709	249
Investment income	—	—	(576)	(84)
Foreign exchange gain and loss	—	—	(2,869)	(417)
Deferred income tax	—	—	1,417	206
Changes in operating assets and liabilities:
Accounts receivable	(15,967)	(124,554)	(261,386)	(38,017)
Amount due from related party	(21,128)	21,128	—	—
Prepayments and other current assets	(29,967)	(110,612)	7,792	1,133
Other non-current assets	1,185	(6,808)	(1,279)	(186)
Accounts payable	(14,010)	136,217	16,191	2,355
Advance from customers	4,693	53,389	31,190	4,536
Amount due to related party	—	35,427	30,595	4,450
Tax payable	1,138	16,027	21,240	3,089
Accrued expenses and other current liabilities	7,469	40,277	66,447	9,664
Other non-current liabilities	—	—	20,538	2,987
Net cash used in operating activities	(239,129)	(28,099)	(72,827)	(10,590)
Cash flows from investing activities:
Proceeds from maturity of short-term investments	—	—	86,649	12,603
Purchases of short-term investments	—	—	(88,350)	(12,850)
Purchases of property and equipment	(4,352)	(18,823)	(41,835)	(6,085)
Cash paid for long-term investments	—	—	(27,921)	(4,061)
Cash paid for business combination, net of cash acquired (Note 8)	—	—	(109,570)	(15,936)
Transfer to restricted time deposits	—	—	(142,411)	(20,713)
Net cash used in investing activities	(4,352)	(18,823)	(323,438)	(47,042)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net	—	1,368,472	—	—
Initial working capital contributed by RONG360	—	150,000	—	—
Funding from RONG360	243,481	93,431	—	—
Proceeds from short-term borrowings	—	—	130,000	18,908
Proceeds from employees exercising stock options	—	—	508	74
Share repurchase	—	—	(70,109)	(10,197)
Net cash provided by financing activities	243,481	1,611,903	60,399	8,785
Effect of exchange rate changes on cash and cash equivalents and restricted cash	—	(21,170)	62,056	9,023
Net increase/(decrease) in cash and cash equivalents	—	1,543,811	(273,810)	(39,824)
Cash and cash equivalents at beginning of the year	—	—	1,543,811	224,538
Cash and cash equivalents at end of the year	—	1,543,811	1,270,001	184,714

Supplemental schedule of non-cash investing and financing activities :
Deemed dividends to RONG360 in connection with the share-based awards granted to employees of non-platform business (Note 15)	—	8,851	17,314	2,518
Consideration paid in ordinary shares and options in business combinations (Note 8)	—	—	94,233	13,706

The accompanying notes are an integral part of these consolidated financial statements.

JIANPU TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. Nature of operations and reorganization

(a)                                                         Nature of operations

Jianpu Technology Inc. (“Jianpu” or the “Company”) is a holding company and conducts its business mainly through its subsidiaries and variable interest entities (“VIEs”). Jianpu, its subsidiaries, and VIEs together are referred to as the “Group”. The Group is primarily engaged in the operation of its platform for providing online discovery and recommendation services of financial products. The individual users can have access to financial products through the platform, including consumer and other loans, credit cards, and wealth management products. The Group recommends loans and credit cards to individual users and assists the financial service providers in targeting users with specific characteristics based on the users’ financial needs and credit profile, as well as the products offerings and risk appetite of the financial service providers (“Recommendation Services”). The Group also provides advertising, marketing and other services primarily to financial service providers. All these services together refer to as “Platform Business”. The Group’s principal operations and geographic markets are in the People’s Republic of China (“PRC”).

(b)                                                         Reorganization

Jianpu is an exempted company with limited liability incorporated in the Cayman Islands on June 1, 2017 in connection with a group reorganization (the “Reorganization”) of RONG360. The Platform Business was carried out by various subsidiaries and a VIE of RONG360 (the “Predecessor Operations”) prior to the Reorganization. In connection with the Reorganization, the Platform Business was transferred to the Group by the end of October 2017. The technology-enabled online lending business (the “non-platform business”) was continued to be carried by RONG360 through its relevant subsidiaries and VIEs after the Reorganization. The Reorganization was approved by the Board of Directors and a restructuring framework agreement was entered into by the Group, RONG360, and the shareholders of RONG360 on August 11, 2017.

As of December 31, 2016, the corporate structure of RONG360 prior to the initiation of the Reorganization was as follows:

Corporate structure of RONG360 as of December 31, 2016

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

The Group has completed the steps of Reorganization as described below:

Establishment of Jianpu, its subsidiaries and VIE in the Reorganization

The ownership structure of the subsidiaries and VIE of the Group has been established during the Reorganization as below. The Group was a wholly owned subgroup of RONG360 upon completion of the Reorganization in October 2017 and as of December 31, 2017.

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

(4)                                                                   RQN entered into a series of contractual arrangements with RDD and its then shareholders, i.e., certain founders and family member of a founder of RONG 360, through which Jianpu has become the ultimate primary beneficiary of RDD. Refer to Note 1(c) for more detailed information.

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

Transitional services arrangement

In September 2017, a transitional services agreement between the Group entities and Predecessor Operations entities was entered into with respect to various ongoing relationships between the Group and the Predecessor Operations entities. Pursuant to the transitional services agreement, the Group entities, during the transitional period which is initially 12 months after the effective date of the agreement and have been extended by mutual agreement, provide the Predecessor Operations entities with various corporate support services, including operational, administrative, human resources, legal, accounting and internal control support. The Predecessor Operations entities provide the Group entities with various support for these employees, business contracts and other business resources relating to the Platform Business during the transitional period. Furthermore, before the registration procedure of the title transfer of all intellectual property rights relating to the Platform Business from the Predecessor Operations entities to the Group entities is completed, Predecessor Operations entities grant the Group entities a license to use these rights.

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

The following table sets forth the cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses allocated from RONG360 for all periods presented prior to the Reorganization:

	2016	2017
	RMB	RMB
Cost of revenues	7,930	8,081
Sales and marketing expenses	23,785	25,049
Research and development expenses	18,175	29,940
General and administrative expenses	15,386	11,882
Total	65,276	74,952

The Platform Business was operated within RONG360’s corporate cash management program for all periods presented prior to the Reorganization. For purposes of presentation in the consolidated statements of cash flows, the cash flow from RONG360 to support the Platform Business is presented as funding from RONG360, which is included in cash flows from financing activities. Funding from RONG360 as disclosed under cash flows from financing activities also reflected the changes in contribution from RONG360 as presented in the consolidated statements of changes in invested/shareholders’ equity.

(c)                   Major subsidiaries and VIEs

As of December 31, 2018, the Company’s major subsidiaries and consolidated VIEs are as follows:

	Date of incorporation	Place of incorporation	Percentage of direct or indirect economic interest	Principal activities
The Company:
Jianpu	June 1, 2017	The Cayman Islands		Investment holding
Major subsidiaries of the Company:
Jianpu (Hong Kong) Limited	June 19, 2017	Hong Kong	100%	Investment holding
Beijing Rongqiniu Information Technology Co., Ltd.	August 21, 2017	PRC	100%	Platform Business
Databook Tech Ltd.(“Databook”)	Acquired in June 2018 (Note 8)	The Cayman Islands	65%	Platform Business
Databook (HK) Limited.	Acquired in June 2018 (Note 8)	Hong Kong	65%	Platform Business
Hangzhou Magnet Technology Co., Ltd.	Acquired in June 2018 (Note 8)	PRC	65%	Platform Business
Major VIEs of the Company:
Beijing Rongdiandian Information Technology Co., Ltd.	March 3, 2017	PRC	100%	Platform Business
Hangzhou Dugong Technology Co., Ltd. (“HDT”)	Acquired in June 2018 (Note 8)	PRC	65%	Platform Business
Beijing Kartner Information Technology Co., Ltd. (“KTN”)	Acquired in October, 2018 (Note 8)	PRC	100%	Platform Business

(d)                   Variable interest entities

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content, the Group operates its websites and carries out other restricted businesses in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members or family members of founders as nominee shareholders. The Group obtained control over these PRC domestic companies through certain PRC subsidiaries, by entering into a series of contractual arrangements with these PRC domestic companies and their nominee shareholders. To comply with PRC laws and regulations which prohibit or restrict foreign ownership of internet content, the nominee shareholders are legal owners of an entity. However, the rights of those nominee shareholders have been transferred to the Group’s relevant PRC subsidiaries through such contractual arrangements. These contractual arrangements include exclusive purchase option agreements, exclusive business cooperation agreement, equity pledge agreement and power of attorney. Management concluded that the Group’s relevant PRC subsidiaries, through the contractual arrangements, have the power to direct the activities that most significantly impact economic performance of these PRC domestic companies, bear the risks of and enjoy the rewards normally associated with ownership of these PRC domestic companies. Therefore, these PRC domestic companies are VIEs of the Group’s relevant PRC subsidiaries, of which the Company is the ultimate primary beneficiary. As such, the Group consolidated the financial statements of these PRC domestic companies.

The following is a summary of the contractual arrangements that the Company’s subsidiaries entered into with VIEs and their nominee shareholders:

•                                          Exclusive Purchase Option Agreement

The nominee shareholders of the VIEs have granted the Company’s relevant PRC subsidiaries the exclusive and irrevocable option to purchase from the nominee shareholders, to the extent permitted under PRC laws and regulations, part or all of their equity interests in these entities at the lowest price permitted by the laws of the PRC applicable at the time of exercise. The nominee shareholders of the VIEs have agreed the Company’s relevant PRC subsidiaries to grant the exclusive and irrevocable option to purchase, to the extent permitted under PRC laws and regulations, part or all of VIEs’ assets at the price equal to the higher one of net book value of the purchased assets and the lowest price permitted by the applicable laws of the PRC. The Company’s relevant PRC subsidiaries may exercise such options at any time. In addition, the VIEs and their nominee shareholders have agreed that without prior written consent of the Company’s relevant PRC subsidiaries, they shall not sell, transfer, mortgage or dispose of any assets or equity interests of the VIEs or declare any dividend.

•                                          Exclusive Business Cooperation Agreement

The Company’s relevant PRC subsidiaries and the VIEs entered into exclusive business cooperation agreement under which the VIEs engage the Company’s relevant PRC subsidiaries as their exclusive provider of technical services and business consulting services. The VIEs shall pay to the Company’s relevant PRC subsidiaries service fees, which is determined by the Company’s relevant PRC subsidiaries at their sole discretion. The Company’s relevant PRC subsidiaries shall have exclusive and proprietary rights and interests in all rights, ownership, interests and intellectual properties arising from the performance of the agreement. During the term of the agreement, the VIEs shall not accept any consultations and/or services provided by any third party and shall not cooperate with any third party for the provision of identical or similar services without prior consent of the Company’s relevant PRC subsidiaries.

•                                          Equity Pledge Agreement

Pursuant to the relevant equity pledge agreement, the nominee shareholders of the VIEs have pledged all of their equity interests in the VIEs to the Company’s relevant PRC subsidiaries as collateral for all of the VIEs’ payments due to the Company’s relevant PRC subsidiaries and to secure the VIEs’ obligations under the exclusive business cooperation agreement, exclusive purchase option agreement and power of attorney. The nominee shareholders shall not transfer or assign the equity interests, the rights and obligations in the equity pledge agreement or create or permit to create any pledges which may have an adverse effect on the rights or benefits of the Company’s relevant PRC subsidiaries without their written consent. The Company’s relevant PRC subsidiaries are entitled to transfer or assign in full or in part the equity interests pledged. In the event of default, the Company’s relevant PRC subsidiaries as the pledgee, will be entitled to request immediate payment of the unpaid service fee and other amounts due to the Company’s relevant PRC subsidiaries, and/or to dispose of the pledged equity.

•                                          Power of Attorney

Pursuant to the irrevocable power of attorney, the Company’s relevant PRC subsidiaries are authorized by each of the nominee shareholders as their attorney in- fact to exercise all shareholder rights under PRC law and the relevant articles of association, including but not limited to, the sale or transfer or pledge or disposition of all or part of the nominee shareholders’ equity interests, and designate and appoint directors, chief executive officers and general manager, and other senior management members of the VIEs. Each power of attorney will remain in force during the period when the nominee shareholder continues to be shareholder of the VIEs, unless the Company’s relevant PRC subsidiaries issue adverse instructions in writing. Each nominee shareholder has waived all the rights which have been authorized to the Company’s relevant PRC subsidiaries under each power of attorney.

Prior to the Reorganization, similar contractual arrangements have been entered into among the RONG360’s wholly owned subsidiary, and RONG360’s VIE and their nominee shareholders. Consequently, the financial results of this VIE directly attributable to the Predecessor Operations were included in the Group’s consolidated financial statements in accordance with the basis of presentation for the Reorganization as stated in Note 1(b).

(e)                                                          Risks in relation to the VIE structure

In the opinion of management, the contractual arrangements with the VIEs and the nominee shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. The nominee shareholders are also management members or family members of founders of the Group and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group’s ability to enforce these contractual arrangements and if the nominee shareholders of the VIEs were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, or the FIL, which will take effect on January 1, 2020. The FIL does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. Since the FIL is relatively new, uncertainties still exist in relation to its interpretation and implementation, and it is still unclear how the FIL would affect variable interest entity structure and business operation. The Group’s ability to control the VIEs also depend on the power of attorney that the subsidiaries of the Group has to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Group believes these power of attorney are legally enforceable but may not be as effective as direct equity ownership. In addition, if the Group’s corporate structure and the contractual arrangements with the VIEs through which the Group conducts its business in the PRC were found to be in violation of any existing or future PRC laws and regulations, the Group’s relevant PRC regulatory authorities could:

•                                          revoke or refuse to grant or renew the Group’s business and operating licenses;

•                                          restrict or prohibit related party transactions between the subsidiaries of the Group and the VIEs;

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

                The imposition of any of these restrictions or actions could result in a material adverse effect on the Group’s ability to conduct its business. In such case, the Group may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs in the Group’s consolidated financial statements. In the opinion of management, the likelihood for the Group to lose such ability is remote based on current facts and circumstances. The Group’s operations depend on the VIEs to honor their contractual arrangements with the Group. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. The management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application to an effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIEs or the nominee shareholders of the VIEs fail to perform their obligations under those arrangements.

The following financial information of the Group’s VIEs or RONG360’s VIE directly attributable to the Predecessor Operations as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018 were included in the Group’s consolidated financial statements.

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Cash and cash equivalents	826	14,665	2,133
Short-term investment	—	78,462	11,412
Accounts receivable, net (including amounts billed through RONG360 of RMB15,356 and nil as of December 31, 2017 and 2018, respectively)	17,966	17,269	2,512
Amount due from the subsidiaries of the Group*	90,510	95,876	13,945
Prepayments and other current assets	154	5,807	845
Property and equipment, net	8,206	17,589	2,558
Intangible assets, net	—	1,111	162
Other non-current assets	—	1,068	155
Total assets	117,662	231,847	33,722
Accounts payable	—	4,256	619
Advances from customers	491	21,717	3,159
Tax payable	305	15,116	2,199
Accrued expenses and other current liabilities	2,266	17,963	2,613
Total liabilities	3,062	59,052	8,590

* The balances are eliminated through the consolidation in the preparation of the Group’s consolidated financial statements.

	For the Year Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Total revenues	30,054	408,445	183,003	26,617
Net (loss)/income	(43,866)	231,781	18,506	2,692

	For the Year Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Net cash provided by/(used in) operating activities	(39,240)	35,002	28,292	4,115
Net cash used in investing activities	(2,266)	(7,076)	(14,453)	(2,102)
Net cash provided by/(used in) financing activities	41,506	(27,100)	—	—
Net increase in cash and cash equivalents	—	826	13,839	2,013
Cash and cash equivalents at beginning of the year	—	—	826	120
Cash and cash equivalents at end of the year	—	826	14,665	2,133

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

(b)                                                         Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIEs for which the Company is the ultimate primary beneficiary.

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

All significant intercompany transactions and balances between the Company and its subsidiaries and the VIEs have been eliminated upon consolidation.

(c)                                                          Noncontrolling interests

For the Company’s consolidated subsidiaries and VIEs, noncontrolling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Noncontrolling interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the Group’s consolidated statements of comprehensive loss to distinguish the interests from that of the Group.

(d)                                                         Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reporting period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s financial statements include, but are not limited to, valuation and recognition of share-based compensation expenses, fair value of assets and liabilities acquired in business combinations, assessment of impairment of long-lived assets and goodwill, allowance for doubtful accounts and valuation allowances for deferred tax assets. Actual results could differ from those estimates.

(e)                                                          Foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and the Group’s subsidiaries incorporated in Hong Kong (“HK”) is United States dollars (“US$”). The Group’s PRC subsidiaries and VIEs determined their functional currency to be RMB. The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters.

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

The financial statements of the Group’s non-PRC entities are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulting foreign currency translation adjustments are recorded in other comprehensive (loss)/income in the consolidated statements of comprehensive loss, and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive (loss)/income in the consolidated statements of changes in invested/shareholders’ equity. Total foreign currency translation adjustments included in the Group’s other comprehensive (loss)/income were nil, loss of RMB21,170 and income of RMB59,658 for the years ended December 31, 2016, 2017 and 2018, respectively.

(f)                                                           Convenience translation

Translations of the consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2018 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8755, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 28, 2018. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2018, or at any other rate.

(g)                                                         Cash and cash equivalents

Cash and cash equivalents represent cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted to withdrawal or use, and which have original maturities of three months or less.

(h)                                                         Restricted time deposits

Time deposits that are restricted as to withdrawal or use for current operations is classified as restricted time deposits. The Group’s restricted time deposits mainly represent time deposits held in designated bank accounts as securities for issuance of bank loans. Short-term borrowings are designated to support the Group’s general operation.

(i)                                                            Short-term investments

Short-term investments include wealth management products, which are certain deposits with variable interest rates or principal not-guaranteed with certain financial institutions. In accordance with ASC 825, Financial Instruments, for financial products with variable interest rates referenced to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carries these investments at fair value. Changes in the fair value of these investments are reflected in the consolidated statements of comprehensive loss as investment income and included in “others, net”. Fair value is estimated based on quoted prices of similar products provided by financial institutions at the end of each reporting period. The Group classifies these inputs as Level 2 fair value measurement.

(j)                                                            Accounts receivable, net

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

(k)                                                         Long-term investments

The Group did not have any long-term investment before 2018. The Group measures long-term equity investments other than equity method investments at fair value through earnings along with the adoption of ASU 2016-01 in 2018. For the investments without readily determinable fair values, the Group elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes (“measurement alternative”). Under this measurement alternative, changes in the carrying value of the equity investment will be required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The Group makes reasonable efforts to identify price changes that are known or that can reasonably be known.

The Group assesses these investments for impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the companies, and other company-specific information. The Group uses a combination of valuation methodologies in determination of the fair value, including market and income approaches based on the Group’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing, future cash flow forecasts, liquidity factors and selection of the comparable companies. The fair value determination, particularly for investments in privately-held companies whose revenue model is still unclear, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments. If this assessment indicates that an impairment exists, the Group will estimate the fair value of the investment and, if the fair value is less than carrying value, the Group will write down the asset to its fair value and take the corresponding charge to the consolidated statements of comprehensive loss.

(l)                                                            Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is calculated using the straight-line method over estimated useful lives of the assets as follows:

Estimated useful life
Office furniture and equipment	3 years
Computer equipment	3 years
Servers and network equipment	3 years
Vehicles	4 years
Building	20 years
Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the leasehold improvement

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

(m)                                                     Intangible assets

Intangible assets acquired through business combinations are recognized as assets separated from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets purchased are recognized and measured at fair value upon acquisition.

Intangible assets with finite lives are carried at cost less accumulated amortization. All other intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives.

Amortization is calculated using the straight-line method over estimated useful lives of the assets as follows:

Estimated useful life
Technology	8.5 years
Customer relationship	5.5 years
Non-compete agreement	5.5 years
Software	3 years

(n)                                                         Business combinations

The Group accounts for its business combinations using the purchase method of accounting in accordance with ASC topic 805, Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Group acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

(o)                                                         Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the acquisitions of interests in the Group’s subsidiaries and consolidated VIEs. The Group performs quantitative goodwill impairment test annually or more frequently when an event occurs or circumstances change that indicate the carrying value may not be recoverable. The Group has early adopted ASU 2017-04 (Please refer to Note 3— Recent accounting pronouncements) in testing goodwill for impairment. A goodwill impairment loss is recognized for the amount that the carrying amount of a reporting unit, including goodwill, exceeds its fair value, limited to the total amount of goodwill allocated to that reporting unit.

The Group completed the required annual testing of goodwill for impairment as of December 31, 2018, and determined that goodwill is not impaired.

(p)                                                         Impairment of long-lived assets

The Group evaluates its long-lived assets with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing carrying amount of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the long-lived assets over their fair value. No impairment loss of long-lived assets was recognized for the years ended December 31, 2016, 2017 and 2018.

(q)                                 Fair value measurement

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

Transfers into or out of fair value hierarchy classifications are made if the significant inputs used in the financial models measuring the fair value of the assets and liabilities became unobservable or observable in the current marketplace. These transfers are considered to be effective as of the beginning of the period in which they occur. The Group did not transfer any assets or liabilities in or out of Level 2 and Level 3 during the years ended December 31, 2017 and 2018.

Fair value measurements on a recurring basis

As of December 31, 2017, the Group did not have any financial instruments measured at fair value on a recurring basis. As of December 31, 2018, the financial instruments measured at fair value on a recurring basis are as follows:

		Fair value measurement at reporting date using
Description	Fair value as of December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments (Note 2 (i)):

Wealth management products	78,462	—	78,462	—

The Group’s financial instruments including amount due to or due from related party, receivables, short-term borrowing, payables and other current liabilities are not measured at fair value but for which the fair value is estimated for disclosure purposes, the carrying amount of which approximates the fair value due to their short-term nature.

Fair value measurements on a non-recurring basis

The Group’s long-term equity investments are measured at fair value on a nonrecurring basis under measurement alternative, if an impairment loss is charged or fair value adjustment is made for an observable price in an orderly transaction for identical or similar investments of the same issuer. The related inputs used are classified as Level 3 fair value measurement. Please refer to Note 2(k) for more details of valuation techniques.

The Group’s non-financial assets, such as goodwill, intangible assets, and property and equipment, would be measured at fair value on a non-recurring basis, only if they were determined to be impaired. The inputs used to measure the estimated fair value of goodwill are classified as Level 3 fair value measurement due to the significance of unobservable inputs used such as historical financial information and assumptions about future growth rates and discount rates, which require significant judgment and company-specific information.

(r)                                                          Revenue recognition

The Group generates revenues from Recommendation Services, advertising, marketing and other services.

On January 1, 2018, the Group adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), using the modified retrospective method. Revenues for reporting periods beginning after January 1, 2018 are presented under ASC606, while revenues for prior periods are not adjusted and continue to be presented under ASC Topic 605. The accumulated effect of adopting ASC 606 to the opening balance of accumulated losses as of January 1, 2018 is not material, therefore it was not adjusted.

Consistent with the criteria of ASC 606, Revenue from Contracts with Customers, the Group recognizes revenues when performance obligations under the terms of a contract with a customer are satisfied and promised services have transferred to the customer, in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services and net of value-added tax.

For service arrangements that involve multiple performance obligations, the transaction price is allocated to each performance obligation based on relative standalone selling prices of services being provided to customers. For the periods presented, the Group primarily uses the price to be charged for the service when the service is sold separately in similar circumstances to similar customers to determine the relative standalone selling price.

The Group accounts for discounts and return allowances as variable consideration. The Company considers the constraint on variable consideration and only recognize revenue to the extent that it is probable that a significant reversal will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Customers for recommendation services are entitled to apply for returns for invalid recommendations within a specified period after the recommendation is delivered under a limited circumstances, i.e., the applicant’s phone number cannot be connected, or the applicant is in the blacklist maintained by the financial service providers, etc. Return allowances are estimated based on historical experiences of returns granted to customers.

Timing of revenue recognition may differ from the timing of payment from customers. The Group does not have material contract assets as it generally has the unconditional right to payment as revenue is recognized or the timing difference is immaterial. Accounts receivable represents amounts that the Group has satisfied the performance obligation and have the unconditional right to payment. Unearned revenue consists of payments received related to unsatisfied performance obligations at the end of the period, included in “Advance from customers” in the Group’s consolidated balance sheets. Due to the generally short-term duration of the Group’s contracts, the majority of the performance obligations are satisfied in one year. The amount of revenue recognized that was included in the receipts in advance from customers balance at the beginning of the year was RMB 70.1 million for the year ended December 31, 2018.

Recommendation services:

(i)                                                            Loans:

The Group provides Recommendation Services in respect of loan products offered by the financial service providers on its platform, and assist the financial service providers or their loan sales representatives to identify qualified individual users or borrowers. The Group considers the financial service providers, including banks, micro-loan companies and other licensed financial institutions, consumer finance companies and emerging technology-enabled financial service providers, or their loan sales representatives to be its customers, and receives service fees from the customers primarily based on number of applications of qualified users. After the users or borrowers submit applications for the recommended products to the customers, the Group does not retain any further obligations. The price for each recommendation charged to the financial service providers is a fixed price as pre-agreed in the service contract, or pre-set in the bidding systems by the customers. The price is not determined by the size or duration of the loan underlying of each recommendation. Revenue is recognized when all of the revenue recognition criteria are met, which is generally when the user application is delivered to customers.

(ii)                                                        Credit card:

The Group provides Recommendation Services in respect of credit card products offered by credit card issuers on its platform. The individual users can select and apply for the credit cards, and submit applications to credit card issuers. The Group is not involved in the credit card approval or issuance process. Service fee is charged to the customers, i.e., the credit card issuers or their agents, upon completion of an application, issuance or first usage of a credit card by the users (collectively referred to as “cost-per-success”). Revenue is when all of the revenue recognition criteria are met, which is generally when the customers confirm the number of card application, issuance or first usage with the Group.

Advertising and marketing services

The Group also provides advertising, marketing and other services primarily to financial service providers of credit cards and wealth management products. The Group’s advertising and marketing services allow customers to place advertisements in particular areas of the Group’s platform and third-party advertising network, at performance-based or time-based fixed prices, in particular formats and over particular periods of time. Performance-based revenues are recognized based on effective clicks, or effective activations, depending on the relevant performance measures. The effective clicks refer to that users click on the advertisements. The effective activations primarily include providing contact information or completing a registration form by users on the advertisers’ websites redirected from the advertisements, and user’s application are successfully approved by the credit card issuers in the case of advertising and marketing services related to credit card products. Time-based revenues are recognized ratably over the contractual term.

For service arrangements involved with third-party platform, the Group considers whether it should report revenues on a gross or net basis by assessing all indicators set forth in ASC 606, and determine if the Group is acting as principal or agent. For arrangements where the Group controls the service before it is transferred to the customer as a principal, as the Group is the primary obligor, subject to inventory risk, and having discretion in establishing prices, revenue is recorded on a gross basis on the amount of fees it billed to its customers, and the related marketing costs charged by third party platform that are directly attributable to the customers are recorded as costs of revenues. Otherwise, the revenue is record on a net basis.

Other services

Other services primarily consist of big data risk management services provided by the Group, which integrates data and provides customizable automatic credit information inquiry services to customers, i.e., the financial service providers, to facilitate their credit assessment primarily for loan products applicants. Revenue is recognized when all of the revenue recognition criteria are met, which is generally when the result of query is provided to customers with a pre-agreed fixed price.

(s)                                                           Cost of revenues

Cost of revenues consists primarily of costs associated with maintenance of the platform including bandwidth and server hosting costs, call center outsourcing costs, online payment processing fees, credit acquisition costs, direct marketing costs, depreciation, payroll and other related costs of operations.

(t)                                                            Sales and marketing expenses

Sales and marketing expenses consist primarily of marketing expenses relating to traffic acquisition, rewards to business partners for promotion in social network and social media platform, payroll costs and related expenses for employees involved in sales and marketing activities, and expenses for the portion of call center operations that we outsource.

Advertising costs are expensed as incurred, and are included in sales and marketing expenses. For the years ended December 31, 2016, 2017 and 2018, total advertising expenditures were RMB285,288, RMB1,085,314 and RMB1,277,240 respectively.

(u)                                                         Research and development expenses

Research and development expenses consist primarily of payroll costs and related expenses for employees involved in developing and improving platform and services and solutions. All research and development costs was expensed as incurred. Since inception, the amount of costs qualifying for capitalization has been immaterial and, as a result, all development costs have been expensed as incurred.

(v)                                                         General and administrative expenses

General and administrative expenses consist primarily of payroll costs and related expenses for employees involved in general corporate functions, including finance, legal and human resources, and professional fees relating to these functions.

(w)                                                       Share-based compensation

The Group has early adopted ASU 2018-07 (Please refer to Note 3— Recent accounting pronouncements) for accounting for the share-based awards granted to non-employees. All share-based awards granted to employees or non-employees, including restricted ordinary shares and share options, are measured at fair value on grant date. Share-based compensation expense is recognized using the straight-line vesting method for awards that contain only service conditions, and using graded vesting method for other awards, net of estimated forfeitures, over the requisite service period, which is the vesting period.

The Group uses the Binomial option pricing model to estimate fair value of the share options. The determination of estimated fair value of share-based awards on the grant date using an option pricing model is affected by the fair value of underlying ordinary shares as well as assumptions regarding a number of complex and subjective variables. These variables include the expected value volatility of underlying ordinary shares over the expected term of the awards, actual and projected share option exercise behaviors, a risk-free interest rate and any expected dividends. The underlying ordinary shares which do not have quoted market prices, were valued based on the income approach. Determination of estimated fair value of the underlying ordinary shares requires complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information on companies in China similar to them.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Group uses historical data to estimate forfeitures of the pre-vesting options and records share-based compensation expenses only for those awards that are expected to vest.

For share options granted with performance condition, the share-based compensation expenses is recorded when the performance condition is considered probable. Where the occurrence of an initial public offering (“IPO”) is a performance condition, cumulative share-based compensation expenses for the options that have satisfied the service condition are recorded upon the completion of the IPO.

The Company’s share-based awards granted to employees of the non-platform business should be recognized as a deemed dividend from the Group to its shareholders at the fair value determined as of the grant date.

(x)                                                         Income taxes

Current income taxes are provided in accordance with the regulations of the relevant tax jurisdictions. The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax basis of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. The Group records a valuation allowance to reduce the amount of deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change. Income tax liability is calculated based on a separate return basis as if the Group had filed separate tax returns before the Reorganization.

To assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. As of December 31, 2016, 2017 and 2018, the Group did not have any significant unrecognized uncertain tax positions.

(y)                                                         Leases

Each lease is classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exists: a) ownership of the leased property is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the leased property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the leaser at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. Payments made under operating lease are charged to the consolidated statements of comprehensive loss on a straight-line basis over the term of underlying lease. The Group has no capital lease for any of the periods presented.

(z)                                                          Comprehensive loss

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

(aa)                                                  Segment reporting

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

(ab)                                                  Statutory reserves

The Group’s subsidiaries and VIEs established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to the Foreign Investment Enterprises established in the PRC, the Group’s subsidiaries registered as wholly-owned foreign enterprise have to make appropriations from their annual after-tax profits (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”) to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the annual after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company’s discretion.

In addition, in accordance with the PRC Company Laws, the Group’s VIEs registered as Chinese domestic company must make appropriations from its annual after-tax profits as determined under the PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the annual after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the company.

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

No profit appropriation to above reserve funds was made for the Group’s entities established in the PRC for the years ended December 31, 2016, 2017 and 2018.

3. Recent accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, “Leases” (“ASU 2016-02”). ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public business entities for annual reporting periods and interim periods within those years beginning after December 15, 2018. The Group will adopt ASU 2016-02, on January 1, 2019 using by modified retrospective method and will not restate comparable periods. The Group will elect the package of practical expedients permitted under the transition guidance, which allow the Group to carry forward the historical lease classification, the assessment whether a contract is or contains a lease and initial direct costs for any leases that exist prior to adoption of the new standard. The Group will also elect the short-term lease exemption for contracts with lease terms of 12 months or less. The Group has collected all of the lease agreements, and other contractual agreements, for possible embedded leases and performed the assessment for the initial adoption. Based on the assessment, the Group currently believes that the most significant change will be related to the recognition of right-of-use assets and lease liabilities of approximately RMB39million, respectively, on the Group’s consolidated balance sheet for certain in-scope operating leases. The Company does not expect any material impact on net assets and the consolidated statement of comprehensive income as a result of adopting the new standard.

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

In January 2017, the FASB issued ASU 2017-04, “Intangibles—Goodwill and Other (Topic 350), simplifying the test for goodwill impairment”. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value. The ASU should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group elected to adopt this guidance in the fourth quarter of 2018. The Group did not have any goodwill before 2018. The adoption did not have a material impact on the Group’s consolidated financial statements.

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

In July 2017, the FASB issued ASU 2017-11, “Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815), I. Accounting for Certain Financial Instruments with Down Round Features. II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception”. This ASU affects all entities that issue financial instruments (for example, warrants or convertible instruments) that include down round features. Part I of this ASU relates to the recognition, measurement, and earnings per share of certain freestanding equity-classified financial instruments that include down round features affect entities that present earnings per share in accordance with the guidance in Topic 260, Earnings Per Share, while Part II does not have an accounting effect. The Part I is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The adoption did not have a material impact on the Group’s consolidated financial statements. Early adoption is permitted. The amendments in Part II of this update do not require any transition guidance because those amendments do not have an accounting effect. The Group is in the process of evaluating the impact of this accounting standard update on its consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07, “Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting”, which aligns the accounting for share-based payment awards issued to employees and non-employees. ASU 2018-07 is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted, but no earlier than an entity’s adoption date of ASC 606. The Group elected to early adopt ASU 2018-07 in the third quarter of 2018. The Group did not grant any shared-based awards to non-employees before 2018. The adoption did not have a material impact on the Group’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820), Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”, which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Group is currently in the process of evaluating the impact of the adoption of this guidance on its consolidated financial statements.

4. Concentration and risks

(a)                                                         Concentration of customers and suppliers

There was one, nil and one customer accounted for more than 10% of the Company’s total revenues for the years ended December 31, 2016, 2017 and 2018 respectively. There were two and four customers which individually accounted for more than 10% of the Company’s net accounts receivable as of December 31, 2017 and 2018 respectively as follows:

	For the Year Ended December 31,
Revenues	2016	2017	2018
Customer A	19%	*	*
Customer B	*	*	13%

	As of December 31,
Accounts receivable, net	2017	2018
Customer A	13%	*
Customer B	32%	29%
Customer C	*	12%
Customer D	*	11%
Customer E	*	10%

There were three, two and nil suppliers, e.g. advertising agencies, which individually accounted for more than 10% of the Company’s total costs and expenses for the years ended December 31, 2016, 2017 and 2018 respectively. Only one supplier individually accounted for more than 10% of the Company’s net accounts payable as of December 31, 2017 and 2018 respectively as follows:

	For the Year Ended December 31,
Costs and expenses	2016	2017	2018
Supplier I	20%	13%	*
Supplier II	14%	*	*
Supplier III	16%	14%	*

	As of December 31,
Accounts payable	2017	2018
Supplier IV	31%	*
Supplier V	*	14%

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

5. Restricted time deposits

Restricted time deposits consists of the restricted one-year time deposits of Jianpu HK, which are pledged in East West Bank (China) Limited for short-term bank borrowings. Please refer to Note 13 for details. The Group held restricted time deposits of nil and RMB142,411(US$20,713) as of December 31, 2017 and 2018, respectively.

6. Accounts receivable, net

Accounts receivable, net consists of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Accounts receivable	182,090	444,270
Less: allowance for doubtful accounts	—	(71)
Accounts receivable, net	182,090	444,199

Accounts receivable are non-interest bearing and are generally on terms between 1 to 30 days. In some cases, these terms are extended for certain qualifying long-term customers who have met specific credit requirements.

The movements in the allowance for doubtful accounts are as follows:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Balance at beginning of the year	(656)	(785)	—
Additions	(129)	—	(1,709)
Reversals	—	—	—
Write offs	—	785	1,638
Balance at end of the year	(785)	—	(71)

7. Prepayments and other current assets

Prepayments and other current assets consist of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Prepaid advertising expenses, rentals and others	136,603	126,648
Deposits	20,506	30,083
Staff advances	1,321	1,323
Deductible VAT input	2,597	231
Interest receivable	—	1,846
Total	161,027	160,131

8. Business combinations

(a) Databook

In June 2018, the Group completed the acquisition of 65% of equity interests in Databook, a Cayman registered company engaged in optimizing data-driven risk management decisions through its subsidiaries and VIE in PRC. The acquired company offers a suite of products and services helping financial service providers to enhance their risk management capabilities. The total consideration of the transaction was RMB204.5 million, consists of cash of RMB110.2 million, Class A ordinary shares of the Company of 5,772,447 shares and options to purchase the Company’s Class A ordinary shares of 397,820 shares. The purchase price allocation is as follows:

Amount
RMB
Fair value of issued the Company’s Class A ordinary shares	88,181
Fair value of issued the options to purchase the Company’s Class A ordinary shares	6,052
Cash consideration	110,240
Total consideration	204,473
Noncontrolling interests	110,100
Total	314,573

	Amount	Amortization years
	RMB	Years
Cash and cash equivalents	474
Other working capital	(15,850)
Short-term investment	75,706
Other assets	2,567
Identifiable intangible assets acquired
Technology	71,000	8.5
Customer relationship	22,900	5.5
Non-compete agreement	28,900	5.5
Goodwill	147,296
Deferred tax liabilities	(18,420)
Total	314,573

Goodwill primarily represents the expected synergies from the combined business, which increase the competitiveness and competence in providing relevant services, and the assembled workforce and their knowledge and experiences in the industry.

The total revenue and net income from Databook that are included in the Group’s consolidated statement of comprehensive loss for the year ended December 31, 2018 were RMB46,675 and RMB13,795, respectively.

The following unaudited pro forma consolidated financial information reflects the combined results of operations of the Group and Databook for the years ended December 31, 2017 and 2018, as if the acquisition of Databook had occurred on January 1, 2017, and after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place as of the beginning of the periods presented and may not be indicative of future operating results.

	For the Year Ended December 31,
	2017	2018
	RMB	RMB
Net revenues	1,477,555	2,029,055
Net loss	(212,988)	(163,490)

The pro forma net loss for the periods presented includes RMB25.5 million for the amortization of identifiable intangible assets net of tax for each year. The relevant tax impact was determined using the actual effective income tax rate of Databook for each presented period.

(b) Kartner

In October, 2018, the Group completed the acquisition of 100% equity interest in KTN from a related party (“related party B”, please refer to Note 19). Upon completion of the acquisition, KTN became a VIE of the Company through contractual arrangements entered into by the Company’s wholly owned subsidiary, nominee shareholders of KTN and KTN. KTN was a startup and engaged in financial product recommendation service by leveraging the social media and partner program. Total consideration was RMB6.3 million in cash. The purchase price allocation is as follows:

Amount
RMB
Cash consideration	6,250
Total consideration	6,250

Amount
RMB
Cash and cash equivalents	196
Other working capital	6,054
Total	6,250

No goodwill was recognized based on the purchase price allocation as of the acquisition date. The acquired business is not considered material to the Group thus the presentation of the pro-forma financial information with regard to a summary of the results of operations of the Group for the business combinations is not required.

9. Intangible assets

Intangible assets consists of the following:

	As of December 31, 2018
	Weighted- average amortization period	Gross carrying amount	Accumulated amortization	Net carrying amount
	Year	RMB	RMB	RMB
Technology	8.5	71,000	(4,873)	66,127
Customer relationship	5.5	22,900	(2,429)	20,471
Non-compete agreement	5.5	28,900	(3,065)	25,835
Software	3	3,482	(878)	2,604
Total		126,282	(11,245)	115,037

The Group did not have any intangible assets as of December 31, 2017.

Amortization expenses were nil, nil and RMB11,245 for the years ended December 31, 2016, 2017 and 2018, respectively.

As of December 31, 2018, expected amortization expense relating to the existing intangible assets for each of the next five years and thereafter is as follows:

Amount
RMB
2019	18,847
2020	18,847
2021	18,118
2022	17,771
2023	16,986
Thereafter	24,468
115,037

10. Property and equipment, net

Property and equipment, net consists of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Office furniture and equipment	1,187	2,007
Computer equipment	6,930	7,517
Servers and network equipment	17,991	45,601
Leasehold improvements	7,193	12,539
Vehicles	—	575
Building	—	12,512
Total	33,301	80,751
Accumulated depreciation	(14,335)	(28,429)
Property and equipment, net	18,966	52,322

Depreciation expenses were RMB4,637, RMB5,769 and RMB14,046 for the years ended December 31, 2016, 2017 and 2018, respectively.

11. Long-term investment

	As of December 31,
	2017	2018
	RMB	RMB
Equity investments	—	29,348

The long-term investments were included in “Other non-current assets” as presented on the Group’s consolidated balance sheets.

As of December 31, 2018, the Group’s long-term investments primarily included two equity investments in privately-held companies. In 2018, the Group invested in preferred shares of Firestorm Holdings Limited (“Firestorm”) with a consideration of cash in US$2,137 (RMB14,667) . Firestorm operates an open platform in Indonesia for discovery and recommendation of financial products. The Group invested in preferred shares of Conflux Global (“Conflux”) with a consideration of cash in US$2,000 (RMB13,726). Conflux is a decentralized applications blockchain solution provider. These preferred shares invested are not considered in-substance ordinary shares and do not have readily determinable fair value, which are accounted for using the measurement alternative method. No adjustments for the fair value were made as no orderly transactions for the identical or similar investment of the same issuer were identified during the year ended December 31, 2018. No impairment provisions were made for the year ended December 31, 2018.

12. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Accrued payroll	64,526	114,201
Accrued expenses	7,176	12,054
Payable to employees for proceeds from shares as sold	—	8,598
Other liabilities	1,137	9,625
Total	72,839	144,478

13. Short-term borrowings

In March 2018, RQN entered into a banking facility agreement with East West Bank (China) Limited, pursuant to which the RQN was entitled a loan facility of credit line of RMB130 million with a fixed annual interest rate of 4.95%, expiring in December 2019. As of December 31, 2018, the Group has fully utilized the credit line, and the balance of short-term borrowings was RMB130 million. All of these borrowings were repayable within one year. These short-term borrowings denominated in RMB were secured by one-year time deposits in US$ of Jianpu HK placed in East West Bank (China) Limited, which was accounted for as restricted time deposits (see Note 5).

14. Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries of the Group and Predecessor Operations in Hong Kong are subject to 16.5% Hong Kong profit tax on the taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

JIANPU TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

14. Income tax

PRC

In accordance with the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. Preferential tax treatments are granted to certain entities qualified as High and New Technology Enterprises (‘‘HNTEs’’). Certain PRC subsidiaries and VIEs of the Group or the Predecessor Operations obtained certificates of HNTEs and therefore are eligible to enjoy a preferential tax rate of 15% for three years, provided that they are qualified as HNTEs during such periods. The management expects that all the criteria to utilize this preferential tax treatment can be satisfied for the relevant annual tax filing during such periods. Accordingly, a preferential tax rate of 15% were applied for these entities, and other subsidiaries and VIEs of the Group and Predecessor Operations in the PRC are subject to a uniform income tax rate of 25% for all periods presented.

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

Composition of income tax expenses/(benefits):

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Current income tax	—	31,467	(5,890)
Deferred income tax	—	(3,085)	1,417
Total	—	28,382	(4,473)

Reconciliation of the differences between statutory income tax rate and the effective income tax rate for the years ended December 31, 2016, 2017 and 2018 are as below:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Statutory EIT rate	25.00%	25.00%	25.00%
Tax effect of preferential tax treatment	—	(3.76)%	(11.04)%
Tax effect of permanent differences	(0.80)%	(1.72)%	0.88%
Changes in valuation allowance	(24.20)%	(35.86)%	(12.12)%
Effective income tax rate	—	(16.34)%	2.72%

The following table sets forth the effect of preferential tax:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Tax effect of preferential tax treatment	—	6,535	18,137
Basic and diluted loss per share effect	—	0.02	0.04

Composition of deferred tax assets and liabilities:

Deferred taxes assets and liabilities arising from PRC subsidiaries and VIEs were measured using the enacted tax rates for the periods in which they are expected to be reversed. The Group’s deferred tax assets and liabilities consist of the following components:

	As of December 31,
	2017	2018
	RMB	RMB
Deferred tax assets
Advances from customers	1,153	1,904
Accrued payroll and expenses	1,932	6,216
Allowances of doubtful accounts	—	203
Net operating loss carry-forwards	—	22,751
Advertising expenses in excess of deduction limit	33,980	13,781
Amortization of intangible assets	—	876
Total deferred tax assets	37,065	45,731
Less: Valuation allowance	(33,980)	(45,618)
Total deferred tax assets, net	3,085	113

	As of December 31,
	2017	2018
	RMB	RMB
Deferred tax liabilities
Intangible assets acquired from business combinations	—	16,865
Total deferred tax liabilities	—	16,865

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated losses, existence of taxable temporary differences and reversal periods.

The Group believes that it is more likely than not that the advertising expenses in excess of deduction limit will not be utilized in the future given the Group expects its advertising expenses will continue to exceed the deduction limit in the foreseeable future. Full valuation allowance for the deferred tax assets arising from such advertising expenses were provided. In addition, the Group believed that it is more likely than not that the accumulated operating losses and other deferred tax assets for certain entities will not be utilized in the future given these entities had incurred net accumulated operating losses for income tax purposes since its inception. Therefore, the valuation allowances for these deferred tax assets were provided. The total valuation allowance provided were RMB33,980 and RMB45,618 as of December 31, 2017 and 2018 respectively. The net deferred tax assets as recognized was included in the “Other non-current assets” in the consolidated balance sheets.

Movement of valuation allowance:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Balance at beginning of the year	79,869	123,938	33,980
Derecognized*	—	(110,153)	—
Additions	44,069	78,542	20,678
Reversals**	—	(58,347)	(9,040)
Balance at end of the year	123,938	33,980	45,618

* Immediately upon the completion of the Reorganization, deferred tax assets from the accumulated net operating loss carry-forwards with full valuation allowances on that completion date were derecognized, as which are not allowed to be transferred to the Group’s VIEs and subsidiaries under the tax laws and regulations.

** The reversal of valuation allowance for the year ended December 31, 2017 was primarily attributed to changes of the enacted income tax rate due to aforementioned preferential tax treatment of certain PRC entities in 2017 when certificates of HNTEs were obtained.

15. Share-based compensation expenses

The following table sets forth the share-based compensation expenses included in each of the relevant accounts:

	For the Year Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Cost of revenues	—	4,246	(724)	(105)
Sales and marketing expenses	—	17,817	6,772	985
Research and development expenses	—	32,104	13,435	1,954
General and administrative expenses	4,817	53,599	111,176	16,170
Total	4,817	107,766	130,659	19,004

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

The activities of share options granted under RONG360’s 2012 Share Plan for the year ended December 31, 2016 and for the period from December 31, 2016 to the IPO date are summarized as below ( * ) :

	Number of shares	Weighted average exercise prices US$/Share	Aggregate intrinsic Value US$	Weighted average remaining contractual years
Outstanding as of January 1, 2016	14,084,659	0.13	16,380	8.11
Granted during the year	3,130,891	0.75
Forfeited during the year	(1,358,352)	0.27
Outstanding as of December 31, 2016	15,857,198	0.24	36,826	7.50
Granted during the year	5,370,319	0.52
Forfeited during the year	(747,031)	0.41
Outstanding immediately prior to the IPO	20,480,486	0.31	103,295	7.35

(*)                  Option activities include all activities of share options of RONG360. The share-based compensation expenses discussed below only include the expenses attributable to the Platform Business.

No share-based compensation expenses were recognized for the year ended December 31, 2016. The total share-based compensation expenses recognized by the Group for the year ended December 31, 2017 for which the service condition had been met and the performance target of IPO was achieved were RMB32,149. The outstanding options under this plan immediately prior to the IPO were converted to options under the Global Share Plan upon the completion of the Company’s initial public offering (Note 15 (b)), and no more expenses were recognized under this plan thereafter.

The fair values of the options granted under RONG360’s 2012 Share Plan in relation to the share-based compensation expenses attributable to the Platform Business for the years ended December 31, 2016 and 2017 are as follows:

	For the Year Ended December 31,
	2016	2017
	US$	US$
Weighted average grant date fair value of option per share	1.25	3.03
Aggregate grant date fair value of options granted	2,425	9,013

The estimated fair value of each option granted under RONG360’s 2012 Share Plan is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

	For the Year Ended December 31,
	2016	2017
Risk-free interest rate per annum	1.59% ~ 1.79%	2.31% ~ 2.40%
Expected term (in years)	10	10
Expected volatility	58% ~ 59%	55% ~ 57%
Expected dividends yield	—	—

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

In addition to the options converted from the Global Share Plan as aforementioned, the Group granted new options to eligible employees or nonemployees under this plan in 2018. Options granted were subject to a service condition, which requires the awards to vest in installments during the vesting periods ranged from one to seven years. Options granted typically expire in ten years from the respective vesting commencement date as stated in the grant letters.

The activities of share options granted under Jianpu’s Global Share Plan in relation to the share-based compensation expenses of the Group for the years ended December 31, 2017 and 2018 are summarized as below:

	Number of shares	Weighted average exercise prices US$/Share	Aggregate intrinsic Value US$	Weighted average remaining contractual years
Outstanding immediately after the IPO	18,640,845	0.21	44,454	7.14
Granted during the year	—	—
Outstanding as of December 31, 2017	18,640,845	0.21	44,454	7.14
Granted during the year	1,940,654	0.24
Forfeited during the year	(1,122,550)	0.53
Exercise during the year	(759,518)	0.10
Outstanding as of December 31, 2018	18,699,431	0.20	38,480	6.42

The fair value of the options granted under Jianpu’s Global Share Plan in relation to the share-based compensation expenses for the year ended December 31, 2018 are as follows:

For the Year Ended December 31, 2018
US$
Weighted average grant date fair value of option per share	2.46
Aggregate grant date fair value of options granted	4,776

The estimated fair value of each option granted under Jianpu’s Global Share Plan is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

For the Year Ended December 31, 2018
Risk-free interest rate per annum	2.40% ~ 3.05%
Expected term (in years)	10
Expected volatility	53% ~ 54%
Expected dividends yield	—

The Group estimated the risk-free interest rate based on the yield to maturity of U.S. treasury bonds denominated in US$ at the option valuation date. Expected term is the contract life of the option. The expected volatility at the grant date and each option valuation date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term of the options. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future.

As of December 31, 2018, 18,699,431 share options of the Company were held by the Group’s employees and non-employees under Global Share Plan with the weighted average exercise price of US$0.20 per option and weighted remaining contractual years of 6.42 years, out of which 13,260,810 options were exercisable with the weighted average exercise price of US$0.14 per option and weighted remaining contractual years of 5.74 years. 18,263,014 share options were expected to be vested with the weighted average exercise price of US$0.19 per option and weighted remaining contractual years of 6.39 years. The aggregate intrinsic value of the outstanding options, excisable options and share options expected to be vested as of December 31, 2018 are US$38,480, US$28,001 and US$37,683 respectively. There were RMB30,399 of unrecognized share-based compensation expenses, which are expected to be recognized over a weighted-average period of 1.75 years.

As of December 31, 2018, 2,406,507 share options of the Company were held by the employees of the Group’s related parties for non-platform business under the Global Share Plan with the weighted average exercise price of US$0.35 per option and weighted remaining contractual years of 7.79 years, out of which 1,150,098 options were exercisable with the weighted average exercise price of US$0.21 per option and weighted remaining contractual years of 6.15 years. 2,137,612 share options were expected to be vested with the weighted average exercise price of US$0.33 per option and weighted remaining contractual years of 7.66 years. The aggregate intrinsic value of the outstanding options, exercisable options and share options expected to be vested as of December 31, 2018 US$4,588, US$2,355 and US$4,102 respectively. The share options granted to employees of the Group’s related parties for non-platform business were accounted for as deemed dividend from the Company to its shareholders, as these employees do not provide services to the Company. The share awards were measured based on the fair value as of the grant date. The amount recognized as deemed dividend were RMB8,851 and RMB9,402 for the year ended December 31, 2017 and 2018, respectively.

As of December 31, 2018, 17,973,948 share options with underlying shares of non-platform business were held by the Group’s employees under the Global Share Plan. The vesting of such awards is conditional upon the fulfillment of requisite service conditions to the Company and listing of non-platform business. The cost relating to such share-based awards succeeded from 2012 Share Plan of RONG360 are recognized by the Company as a shareholder contribution as the award will ultimately be settled by RONG360. The award is accounted for as a financial derivative and initially measured at its fair value in accordance with ASC 815-10-55-46 through 55-48, and the related expense will be recognized over the requisite service period in the consolidated income statements with a corresponding credit to additional paid-in capital. Subsequent changes in the fair value of the award are recorded in the consolidated income statements through the date on which the underlying award are settled. The share-based compensation expenses reversed for the year ended December 31, 2018 were RMB5,316, primarily due the downward adjustment of the fair value of the financial derivative.

(c)          2017 Share incentive plan

In October 2017, the board of directors approved and adopted the 2017 Share Incentive Plan (the “2017 Plan”). The 2017 Plan permits the awards of options, restricted shares or any other type of share-based awards. The maximum number of shares available for issuance shall be 2% of the total number of shares issued and outstanding as of the closing of the Company’s IPO, plus an annual increase from the fiscal year beginning January 1, 2018 in according with the approved increasing scheme.

The Group granted multiple tranches of share options with tiered vesting commencement dates to eligible employees and non-employees under the 2017 Share Incentive Plan. Options granted to employees were subject to a service condition and a performance condition. The service condition requires one-fourth of the awards to vest on the first anniversary date of the specified vesting commencement date, and the remaining of the awards to vest in equal installments on a quarterly basis in the remaining vesting period, or one-fourth to vest immediately on vesting commencement date and the remaining to vest in equal installments on a quarterly basis in the remaining vesting period. An evaluation is made each quarter as to the likelihood of performance condition being met.

Option granted to non-employees were subject to a service condition with a one or three years vesting period. One-fourth of the options vested immediately on vesting commencement date and the remaining of the awards to vest in equal installments on a quarterly or yearly basis in the remaining vesting period. Options granted typically expire in ten years from the respective vesting commencement date as stated in the grant letters.

The activities of share options granted under Jianpu’s 2017 Share Incentive Plan in relation to the share-based compensation expenses of the Group for the years ended December 31, 2018 are summarized as below:

	Number of shares	Weighted average exercise prices US$/Share	Aggregate intrinsic Value US$	Weighted average remaining contractual years
Outstanding as of December 31, 2017	8,285,827	0.01	21,394	10.00
Granted during the year	8,014,091	0.01	—	—
Forfeited during the year	(411,325)	0.01	—	—
Outstanding as of December 31, 2018	15,888,593	0.01	35,644	9.27

The estimated fair value of each option grant is based on the market price of the underlying ordinary share of the Company on the same date. No options were exercised for the year ended December 31, 2018.

As of December 31, 2018, 15,888,593 share options of the Company were granted under 2017 Share Incentive Plan with the weighted average exercise price of US$0.01 per option and weighted remaining contractual years of 9.27 years, out of which 4,142,914 options were exercisable with the weighted average exercise price of US$0.01 per option and weighted remaining contractual years of 8.99 years. 15,511,094 share options were expected to be vested with the weighted average exercise price of US$0.01 per option and weighted remaining contractual years of 9.26 years. The aggregate intrinsic value of the outstanding options, excisable options and share options expected to be vested as of December 31, 2018 are US$35,644 , US$9,294 and US$34,797 respectively. For the year ended December 31, 2018, share-based compensation expenses recognized associated with the share options granted by the Company were RMB96,321. There were RMB98,853 of unrecognized share-based compensation expenses, which are expected to be recognized over a weighted-average period of 2.81 years.

As of December 31, 2018, 681,248 share options of the Company were held by the employees of the Group’s related parties for non-platform business under the 2017 Share Incentive Plan with the weighted average exercise price of US$0.01 per option and weighted remaining contractual years of 9.33 years, no options were exercisable as of December 31, 2018. 565,445 share options were expected to be vested with the weighted average exercise price of US$0.01 per option and weighted remaining contractual years of 9.26 years. The aggregate intrinsic value of the outstanding options and share options expected to be vested as of December 31, 2018 are US$1,528 and US$1,259 respectively. The share options granted to employees of non-platform business were accounted for as deemed dividend from the Company to its shareholders, as these employees do not provide services to the Company. The share awards were measured based on the fair value as of the grant date. The amount recognized as deemed dividend were nil and RMB7,912 for the year ended December 31, 2017 and 2018, respectively.

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

The activities of the Restricted Shares for the years ended December 31, 2016 and 2017, are summarized as below (*):

	Number of shares	Weighted-Average Grant-Date Fair Value (in US$)
Unvested at January 1, 2016	10,266,667	0.45
Vested	(4,083,333)	0.45
Unvested at December 31, 2016	6,183,334	0.45
Vested	(6,183,334)	0.45
Unvested at December 31, 2017	—

(*)                                                                                 Activities of Restricted Shares include all activities of the Restricted Shares of RONG360. The share-based compensation expenses discussed below only include the expenses attributable to the Platform Business.

Total fair value or intrinsic value of the Restricted Shares vested on the respective vesting dates attributable to the Platform Business during the years ended December 31, 2016 and 2017, were US$4,324 and US$15,223, respectively.

For the years ended December 31, 2016 and 2017, share-based compensation expenses recognized associated with the Restricted Shares attributable to the Platform Business were RMB4,817 and RMB2,388, respectively. As of December 31, 2018, there were no unrecognized share-based compensation expenses related to the Restricted Shares attributable to the Platform Business.

There were no Restricted Shares granted during the years ended December 31, 2016, 2017 and 2018.

The activities of the share options granted by the Company under the 2017 Share Incentive Plan for the year ended December 31, 2017 and 2018 are summarized as below:

	Number of shares	Weighted average exercise prices US$/Share	Aggregate intrinsic Value US$	Weighted average remaining contractual years
Outstanding as of January 1, 2017	—	—	—	—
Granted during the year	8,285,827	0.01
Forfeited during the year	—	—

16. Ordinary shares

Upon incorporation, the Company had 1,000,000,000 shares authorized, 1 ordinary share issued and outstanding with a par value of US$0.0001 per share, which was held by RONG360. Pursuant to a written resolution of the Company dated on September 25, 2017, 345,541,350 ordinary shares of par value US$0.0001 each were issued to RONG360 on the same day.

In November 2017, the Company completed an IPO and private placements to certain investors concurrently with the IPO with new issuance of totaling 68,750,000 Class A ordinary shares. Immediately prior to the completion of the IPO, all the ordinary shares as issued and held by RONG360 were redesignated into an equal number of the Class B ordinary shares. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share. Each Class B ordinary share can be converted into one Class A ordinary share at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares. Upon transfer of Class B ordinary shares by RONG360 Inc. to other persons, (i) all shares transferred to Mr. Daqing (David) Ye, Mr. Caofeng Liu, and Mr. Jiayan Lu or their respective affiliates, will remain Class B ordinary shares; (ii) 27,100,830 shares transferred to Mr. Chenchao Zhuang or his affiliates will remain Class B ordinary shares; and (iii) all shares to any party other than those shares mentioned in the foregoing (i) and (ii) will automatically convert into an equal number of Class A ordinary shares. Upon further transfer of Class B ordinary shares by any of Mr. Daqing (David) Ye, Mr. Caofeng Liu, Mr, Jiayan Lu and Chenchao Zhuang (individually referred to as a “Founder” and collectively referred to as the “Founders”) to anyone other than his affiliates, such Class B Ordinary Shares will automatically be converted into an equal number of Class A ordinary shares. When a Founder, ceases to be a director or an officer of the Company, his Class B ordinary shares will automatically be converted into an equal number of Class A ordinary share, and that when the Founders collectively beneficially own less than 5% of the Company’s total issued and outstanding shares on an as-converted basis, all Class B ordinary shares will automatically be converted into an equal number of Class A ordinary shares. The Group concluded that the adoption of dual-class share structure did not have a material impact on its consolidated financial statements. As of December 31, 2017, all the Class B ordinary shares of 345,541,350 shares were solely held by RONG360.

On July 31, 2018, all the Company’s ordinary shares held by RONG360 were distributed to the existing shareholders of RONG360 in proportion to RONG360’s shareholding structure (“Share Distribution”). 102,471,795 Class B ordinary shares, which were distributed to Founders, remained as the Class B ordinary shares, and 243,069,555 Class B ordinary share as distributed were automatically converted to Class A ordinary shares as aforementioned. Upon completion of the Share Distribution, the existing shareholders of RONG360 on July 31, 2018 became the Company’s shareholders. Since then, Rong360 is not the Group’s parent company any longer.

In June 2018, the Company issued 5,772,447 Class A ordinary shares for the business combination of Databook. Please refer to Note 8- Business combinations for details.

17. Share repurchase program

On August 24, 2018, the board of directors of the Company had approved a share repurchase program, under which the Company may repurchase its Class A ordinary share in the form of American depositary shares (“ADSs”) with an aggregate value of up to US$20 million during the next twelve-month period. The share repurchases may be made in accordance with applicable laws and regulations through open market transactions, privately negotiated transactions or other legally permissible means as determined by the management.

During the year ended December 31, 2018, the Company had repurchased 2,249,831 ADSs for US$10,151,428 under these programs on the open market, at a weighted average price of US$4.51 per ADS. The Company accounts for repurchased ordinary shares under the cost method and includes such treasury stock as a component of the shareholders’ equity.

18. Loss per share

Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the period. Because the Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights for Class B ordinary shares to be converted into Class A ordinary shares on one-to-one basis, the two classes of ordinary shares have been presented on a combined basis in the consolidated statements of comprehensive loss and in the computation of net loss per share.

The Company issued ordinary shares to RONG360 in connection with the Reorganization in September 2017 (See Note 1 and Note 16). 345,541,350 ordinary shares were issued and outstanding upon the completion of the Reorganization (See Note 1 and Note 16) in October 2017, which are held by RONG360. Basic and diluted net loss per ordinary share reflecting the effect of the issuance of ordinary shares to RONG360 are presented as follows, as if they had been existed since January 1, 2016.

Basic and diluted net loss per ordinary share for each of the years are presented as follows:

	For the Year Ended
	2016	2017	2018	2018
	RMB (In thousands, except for share and per share data)	RMB (In thousands, except for share and per share data)	RMB (In thousands, except for share and per share data)	US$ (In thousands, except for share and per share data)
Numerator :
Net loss	(182,125)	(202,125)	(164,615)	(23,939)
Numerator for basic and diluted net loss per share	(182,125)	(202,125)	(164,615)	(23,939)
Denominator:
Weighted average number of ordinary shares	345,541,350	353,452,309	417,315,644	417,315,644
Denominator for basic and diluted net loss per share	345,541,350	353,452,309	417,315,644	417,315,644
Net loss per ordinary share:
Basic and diluted	(0.53)	(0.57)	(0.39)	(0.06)

Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the respective year. The potential ordinary shares of restricted shares and share options were excluded from the diluted loss net per share calculations because to do so would be antidilutive for all the periods presented. The numbers of restricted shares and share options excluded from the calculation of diluted net loss per share of the Company were 6,183,334 and 15,857,198 as of December 31, 2016, nil and 28,766,313 as of December 31, 2017, nil and 38,073,598 as of December 31, 2018, respectively.

19. Related party transactions

The Group’s consolidated financial statements include costs and expenses allocated from RONG360 prior to the Reorganization, amounted to RMB65,276, RMB74,952 and nil for the years ended December 31, 2016, 2017 and 2018, respectively. In addition, RONG360 provided cash funding support to the Group to satisfy Platform Business’ working capital requirements. See Note 1(b) for more detailed information.

The following sets forth significant related party transactions of the Group during the years presented:

	For the year ended December 31,
	2016	2017	2018
Revenues from recommendation services for loans generated from RONG360 (a)	19,932	102,997	105,492
Revenues from advertising, marketing and other services generated from RONG360 (a)	—	—	13,405
Sales and marketing expense charged by related party A (b)	—	—	(40,167)
Administrative expenses charged to RONG360 (c)	—	2,691	10,000
Collection handling services provided by RONG360 (d)	—	(1,564)	(4,644)
Initial working capital contributed by RONG360 immediately before the IPO (e)	—	150,000	—
Business combination transaction with related party B (g)	—	—	(6,250)

The following sets forth related party outstanding balance:

	As of December 31,
	2017	2018
Amount due to RONG360 (f)	(35,427)	(61,048)
Amount due to related party A (b)	—	(5,452)
Amount due to related party B (g)	—	(6,250)

(a)                                                         RONG360’s business comprised the Platform Business segment and non-platform Business segment prior to the Reorganization, thus transactions between the Group’s Predecessor Operation, i.e. the Platform Business, and non-Platform business segment of RONG360 are accounted for as related party transactions. After the Share Distribution, RONG360 is still considered as a related party of the Group due to the existence of some same major shareholders of RONG360 and the Company. The Group provided loan recommendation services and advertising, marketing and other services to the non-platform Business segment of RONG360 and the related service fees were charged at a standard fee rate as that was charged to third party customers.

(b)                                                         Related party A (an investee of related party B) charged the Group advertising and marketing expenses for providing advertising and marketing service to the Group for the year ended December 31, 2018.

(c)                                                          Following the Reorganization, the administrative expenses allocated to RONG360 consist of various expenses attributable to the non-platform business segment of RONG360, including expenses related to operational, administrative, human resources, legal, accounting and internal control support pursuant to the transitional services arrangement (see Note 1(b)).

(d)                                                         Following the Reorganization, RONG360 charged the Group collection handling fees for the revenue amount billed to third parties through RONG360 by the Group. As of December 31, 2018, the accounts receivable billed through RONG360 amounted to RMB134,966.

(e)                                                          RONG360 provided RMB150 million of initial working capital to the Company in the form of a capital contribution. The Company received the related cash in November 2017.

(f)                                                           The balance arose from the aforementioned related party transactions and various operational payments made by RONG360 on behalf of the Group, such as payroll costs, miscellaneous expenses, etc..

(g)                                                          The Group obtained control of KTN from related party B (a company owned by two founders of the Company) in October 2018. The balance represented the unpaid consideration. Please refer to Note 8- Business combinations for more details.

20. Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB28,312, RMB38,726 and RMB65,727 for the years ended December 31, 2016, 2017 and 2018, respectively.

21. Commitments and contingencies

Operating lease commitments

The Group has leased office premises under non-cancellable operating lease agreements. These leases have varying terms and contain renewal rights. Future aggregate minimum lease payments under non-cancellable operating leases agreements are as follows:

As of December 31, 2018
RMB
Within one year	26,568
After one year but within two years	20,962
Total	47,530

For the years ended December 31, 2016, 2017 and 2018, the Group incurred rental expenses under operating leases of RMB9,898 , RMB11,004 and RMB24,518 respectively.

Advertising commitments

The Group has engaged third party service providers for marketing and user traffic acquisitions through various advertising channels. The amount of advertising purchase commitments was RMB546 and RMB17,981 as of December 31, 2017 and 2018, respectively.

Capital and other commitments

The Group did not have significant capital and other commitments as of December 31, 2017 and 2018.

Legal proceedings

The Company and certain of its officers and directors have been named as defendants in a putative securities class action filed on October 25, 2018 in the United States District Court for the Southern District of New York. The pending action was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their purchase of the Company’s ADSs pursuant to the Company’s IPO. The plaintiffs alleged that the Company made misstatements and omissions in connection with its IPO in violation of the Securities Act of 1933. On January 10, 2019, the court entered an order appointing lead plaintiffs of this case, and on March 28, 2019, a consolidated amended complaint was filed. The action remains in its preliminary stages, and the Group is currently unable to estimate the possible loss or a possible range of loss.

In addition, from time to time, the Group is subject to legal proceedings, investigations and claims incidental to the conduct of its business. For these legal proceedings, the Group is currently unable to estimate the possible loss or a possible range of loss, if any, but the Group believes that the likelihood for such legal proceedings individually and in the aggregate, when finally resolved, to cause a material impact on the Group’s financial position, result of operations and cash flows to be remote.

22. Subsequent events

On February 22, 2019, the board of directors of the Company has approved a new share repurchase program, under which the Company may repurchase up to US$10 million of ADSs during the next twelve-month period. As of April 22, 2019, the Company had repurchased 4,827,730 ADSs for US$23,290,779 on the open market, at a weighted average price of US$4.82 per ADS.

In April 2019, Beijing Qihoo Technology Co., Ltd. filed a lawsuit in a court in Beijing against a PRC subsidiary and a related party of the Group alleging that the use of RONG360 brand and tradename infringes upon its 360 trademark and constitutes unfair competition, and seeking various remedies from the Group. As of the date of this report, the lawsuit is in a preliminary stage. The Group cannot estimate when the legal proceeding will be finally resolved, nor can it determine the possibility whether a loss may be incurred or estimate the amount or range of reasonably possible losses.

23. Restricted net assets

The Group’s ability to pay dividends is primarily dependent on the Group receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s subsidiaries and VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Group’s subsidiaries and VIEs.

In accordance with the PRC laws and regulations, statutory reserve funds shall be made and can only be used for specific purposes and are not distributable as cash dividends. See Note 2(ab) for more detailed information. As a result of these PRC laws and regulations that require annual appropriation of 10% of net after-tax profits determined in accordance with PRC accounting standards and regulations to be set aside prior to payment of dividends as general reserve fund or statutory surplus fund, the Group’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company.

The Group performed a test on the restricted net assets of its consolidated subsidiaries and VIEs (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements”. Such restricted net assets amounted to approximately RMB200.9 million, or 12.65% of the Group’s total consolidated net assets, as of December 31, 2018.