Form 20-F
period 2019-12-31
Jianpu Technology Inc.
filed 2021-04-30
CIK 1713923

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                       to

Commission file number: 001-38278

Jianpu Technology Inc.
(Exact Name of Registrant as Specified in Its Charter)

Not Applicable
(Translation of Registrant’s Name Into English)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

21/F Internet Finance Center Danling Street, Beijing People’s Republic of China Telephone: +86-10-8302-3688 Email: ir@rong360.com
(Name, Telephone, E-mail and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
American depositary shares, each representing 20 Class A ordinary shares Class A ordinary shares, par value US$0.0001 per share*	JT	New York Stock Exchange

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

As of December 31, 2019, there were 422,683,735 ordinary shares outstanding, par value US$0.0001 per share, being the sum of 326,211,940 Class A ordinary shares and 96,471,795 Class B ordinary shares.

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

☐ Yes   ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐ Yes   ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. § 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

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

i

EXPLANATORY NOTE

Our annual consolidated financial statements for the years ended December 31, 2017, 2018 and 2019 have been audited by PricewaterhouseCoopers Zhong Tian LLP in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our consolidated financial statements for the year ended December 31, 2018 included in this annual report have been restated. Our previously issued consolidated financial statements (and the related audit opinion) included in our annual report on Form 20-F for the year ended December 31, 2018 should not be relied upon. The restatement (the “Restatement”) of our consolidated financial statements as of and for the year ended December 31, 2018 has resulted in certain changes to our consolidated financial statements previously issued. For more information on the effects of the Restatement of our consolidated financial statements as of and for the year ended December 31, 2018, see note 2 to the consolidated financial statements included in this annual report.

We have not amended, and we do not intend to amend, our previously filed annual report on Form 20-F for the year ended December 31, 2018 or our quarterly financial results for each quarter in 2018 attached as exhibits to our current reports on Form 6-K previously furnished to the United States Securities and Exchange Commission (the “SEC”). The financial information included in reports previously filed or furnished by us in 2018 and 2019 is superseded by the applicable information in this annual report.

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

•                  “ADSs” refers to our American depositary shares, each of which represents 20 Class A ordinary shares. Except as otherwise indicated, all ADS and per ADS data in this annual report give retroactive effect to the change in the ratio of ADSs to Class A ordinary shares (the “ADS Ratio”) from two ADSs to five Class A ordinary shares to one ADS to 20 Class A ordinary shares, which became effective on October 30, 2020;

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

•                  wealth management products with the same issuer, expected rate of return, product features and investor tier are generally considered one product; and

•                  insurance products issued by the same insurance company under the same insurance policy are generally considered one product.

Our reporting currency is the Renminbi because our business is mainly conducted in China and substantially all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9618 to US$1.00, the exchange rate in effect on December 31, 2019 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

Reliance on SEC Order Granting Conditional Exemptions due to Circumstances Related to COVID-19

In accordance with an order issued by the Securities and Exchange Commission (the “SEC”) on March 25, 2020 under Section 36 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act;” such order, the “Release No. 34-88465”), we filed a current report on Form 6-K on April 30, 2020 stating that we are relying on the Release No. 34-88465 to extend the due date for the filing of this annual report on Form 20-F to no later than 45 days after April 30, 2020. As a result of COVID-19 and its impact, as well as the various measures taken by the PRC government or our company in response to COVID-19, the capacity and efficiency of our operations were reduced, and we faced difficulties with respect to information collection related to the preparation of the annual report, particularly certain subsequent information to verify the business conducted in 2019. Considering we needed more time to collect, examine, analyze and compile the information, particularly certain subsequent information received from third parties, and to evaluate the impact of such information on our consolidated financial statements and the annual report, we decided to rely on the Release No. 34-88465.

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

•                  our expectation regarding the impact of any communicable diseases, specifically COVID-19, on our business, financial condition and results of operations;

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

ITEM 3.  KEY INFORMATION

A.            Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive loss for the years ended December 31, 2017, 2018 and 2019 and selected consolidated balance sheets, as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected data from consolidated statements of comprehensive loss for the years ended December 31, 2015 and 2016, and the consolidated balance sheets data as of December 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements, which are not included in this annual report. You should read this selected consolidated financial data in conjunction with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods.

	Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB (As Restated(4))	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Loss:
Revenues:
Recommendation services:
Loans(1)	116,738	238,846	1,119,456	1,015,407	666,307	95,709
Credit cards	38,406	64,911	228,905	689,822	585,993	84,173
Total recommendation services	155,144	303,757	1,348,361	1,705,229	1,252,300	179,882
Advertising, marketing and other services(2)	13,229	52,630	97,412	216,647	183,427	26,348
Total revenues	168,373	356,387	1,445,773	1,921,876	1,435,727	206,230
Cost of revenues	(34,423)	(66,683)	(143,828)	(194,492)	(133,968)	(19,243)
Gross profit	133,950	289,704	1,301,945	1,727,384	1,301,759	186,987
Operating expenses:
Sales and marketing(3)	(262,359)	(382,915)	(1,227,896)	(1,486,399)	(1,199,346)	(172,275)
Research and development	(45,358)	(72,832)	(153,905)	(241,270)	(272,343)	(39,120)
General and administrative	(22,419)	(16,273)	(93,718)	(178,371)	(100,896)	(14,493)
Impairment loss	—	—	—	—	(254,683)	(36,583)
Penalties	—	—	—	—	(30,000)	(4,309)
Loss from operations	(196,186)	(182,316)	(173,574)	(178,656)	(555,509)	(79,793)
Net interest income	—	—	—	5,037	5,100	733
Others, net	12	191	(169)	9,360	11,785	1,693
Loss before income tax	(196,174)	(182,125)	(173,743)	(164,259)	(538,624)	(77,367)
Income tax (expenses)/benefits	—	—	(28,382)	4,473	8,005	1,150
Net loss	(196,174)	(182,125)	(202,125)	(159,786)	(530,619)	(76,217)
Less: net income/(loss) attributable to noncontrolling interests	—	—	—	4,829	(78,859)	(11,327)
Net loss attributable to Jianpu’s shareholders	(196,174)	(182,125)	(202,125)	(164,615)	(451,760)	(64,890)
Other comprehensive (loss)/income, net
Foreign currency translation adjustments	—	—	(21,170)	59,658	14,685	2,109
Total other comprehensive (loss)/income	—	—	(21,170)	59,658	14,685	2,109
Total comprehensive loss	(196,174)	(182,125)	(223,295)	(100,128)	(515,934)	(74,108)

Less: total comprehensive income/(loss) attributable to noncontrolling interests	—	—	—	5,568	(78,732)	(11,309)
Total comprehensive loss attributable to Jianpu’s shareholders	(196,174)	(182,125)	(223,295)	(105,696)	(437,202)	(62,799)
Net loss per share attributable to Jianpu’s Shareholders
Basic and diluted	(0.57)	(0.53)	(0.57)	(0.39)	(1.07)	(0.15)
Net loss per ADS(5) attributable to Jianpu’s shareholders
Basic and diluted	(11.35)	(10.54)	(11.44)	(7.89)	(21.48)	(3.09)

Weighted average number of shares(6)
Basic and diluted	345,541,350	345,541,350	353,452,309	417,315,644	420,575,827	420,575,827

Notes:

(1)         Including revenues from related party of nil, RMB19.9 million, RMB103.0 million, RMB105.5 million and RMB32.0 million (US$4.6 million) for the years ended December 31, 2015, 2016, 2017, 2018 and 2019, respectively.

(2)         Including revenues from related party of nil, nil, nil, RMB13.4 million and RMB6.9 million (US$1.0 million) for the years ended December 31, 2015, 2016, 2017, 2018 and 2019, respectively.

(3)         Including expenses from related party of nil, nil, nil, RMB51.8 million and RMB21.1 million (US$3.0 million) for the years ended December 31, 2015, 2016, 2017, 2018 and 2019, respectively.

(4)         For information about the Restatement, see note 2 to the consolidated financial statements included in this annual report.

(5)         Each ADS represents 20 Class A ordinary shares. The issuance of ordinary shares to RONG360 Inc. has been retrospectively reflected for all periods presented herein.

(6)         1,500,000,000 shares authorized, US$0.0001 par value. 428,063,797 shares (including 325,592,002 Class A ordinary shares, and 102,471,795 Class B ordinary shares) issued and 415,246,557 shares (including 312,774,762 Class A ordinary shares and 102,471,795 Class B ordinary shares) outstanding as of December 31, 2018, and 430,463,797 shares (including 333,992,002 Class A ordinary shares, and 96,471,795 Class B ordinary shares) issued and 422,683,735 shares (including 326,211,940 Class A ordinary shares and 96,471,795 Class B ordinary shares) outstanding as of December 31, 2019, respectively.

	As of December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB (As Restated)(2)	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets:
Cash and cash equivalents	—	—	1,543,811	1,270,001	694,910	99,818
Restricted cash and time deposits	—	—	—	142,411	249,770	35,877
Short-term investment	—	—	—	78,462	—	—
Accounts receivable, net(1)	41,698	57,536	182,090	444,199	345,525	49,632
Amount due from related party	—	21,128	—	—	7,082	1,017
Prepayments and other current assets	20,448	50,415	161,027	160,131	118,423	17,010
Total current assets	62,146	129,079	1,886,928	2,095,204	1,415,710	203,354
Restricted cash, time deposit and investment	—	—	—	—	124,407	17,869
Total non-current assets	7,965	5,404	26,587	349,931	246,011	35,337
Total assets	70,111	134,483	1,913,515	2,445,135	1,661,721	238,691
Short-term borrowings	—	—	—	130,000	60,000	8,618
Accounts payable	47,534	32,433	177,373	201,543	184,318	26,476
Advances from customers	13,456	18,149	71,538	115,597	44,000	6,320
Tax payable	711	1,849	17,876	39,446	22,168	3,184
Amount due to related party	—	—	35,427	72,750	34,310	4,928
Accrued expenses and other current liabilities	21,976	29,445	72,839	144,478	224,018	32,178
Total current liabilities	83,677	81,876	375,053	703,814	568,814	81,704
Total non-current liabilities	—	—	—	37,403	20,946	3,010
Total liabilities	83,677	81,876	375,053	741,217	589,760	84,714
Mezzanine equity	—	—	—	—	5,556	798
Total invested (deficit)/equity/shareholders’ equity	(13,566)	52,607	1,538,462	1,703,918	1,066,405	153,179

Note:

(1)         Including amounts billed through RONG360 of RMB41,698 thousand, RMB57,536 thousand, RMB141,190 thousand, RMB134,966 thousand and RMB3,549 thousand (US$509.8 thousand) as of December 31, 2015, 2016, 2017, 2018 and 2019, respectively.

(2)         For information about the Restatement, see note 2 to the consolidated financial statements included in this annual report.

We completed a corporate restructuring in 2018 (“Restructuring,” for more details see “Item 4 Information on the Company”—“A. History and Development of the Company”) in order to strengthen our positioning as an independent open platform. As part of the Restructuring, the platform business was transferred from RONG360 to us.

B.            Capitalization and Indebtedness

Not applicable.

C.            Reasons for the Offer and Use of Proceeds

Not applicable.

D.            Risk Factors

Risks Related to Our Audit Committee Independent Review, Restatement of Our Consolidated Financial Statements, Internal Controls and Related Matters

We recently completed an audit committee independent review, which required significant management time and attention, resulted in significant legal and other expenses, and led to the termination of a number of employees.

As previously announced in June 2020 and February 2021, the audit committee of our board of directors (the “Audit Committee”), with the assistance of advisers, had been conducting an internal review (the “Review”) of certain matters relating to transactions carried out by the Credit Card Business Unit of the Company (the “Credit Card BU”) with third-party business entities. The Review has been substantially completed and found that certain transactions involved third-party agents (including both upstream agents and downstream suppliers) with undisclosed relationships, and some transactions lacked business substance (“questionable transactions”). As a result, certain revenue and associated costs and expenses were inflated or inaccurately recorded in the consolidated financial statements. Evidence suggests that certain employees from the Credit Card BU may have known about or may have been involved in certain of the questionable transactions that resulted in inflated sales commissions to such employees. In relation to the questionable transactions, the Review found that certain employees improperly altered supporting documents that were provided to our external auditor. The total amount of overstated revenue for the year ended December 31, 2018 as previously reported on Form 20-F was RMB90 million, and for the year ended December 31, 2019 as previously furnished to the SEC on Form 6-K was RMB164 million, representing approximately 4.5% and 10.1% of the total revenue previously reported by us for such years, respectively, and the adjustment to overstated cost and expenses together with the reserve for potential credit loss was approximately RMB90 million and RMB130 million for the years ended December 31, 2018 and 2019, respectively, resulting in a minimal net profit impact for the year ended December 31, 2018 and a RMB34 million increase in net loss for the year ended December 31, 2019. For more details, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—The Independent Review.”

We incurred significant costs in connection with the Review, and our management team devoted significant time to the Review. Moreover, we and certain of our officers have been named as defendants in a putative securities class action that was filed in the U.S. District Court for the Southern District of New York in February 2021 (Guttentag v. Jianpu Technology Inc. et al. (Case No. 21-cv-01419)). Plaintiffs allege, in sum and substance, that certain of our disclosures since the first quarter of 2018 contained material misstatements and omissions in relation to the issues identified in the Review and in violation of the federal securities laws. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” We and our current and former directors and officers may be subject to other litigation claims and to regulatory inquiries, investigations, or other proceedings arising from or relating to the Review or the Restatement. Regardless of the outcome of the filed lawsuit described above, any additional lawsuits that may be filed, or any regulatory inquiries, investigations, or proceedings that may be commenced, will likely consume a significant amount of our internal resources and result in additional costs.

We have entered into indemnification agreements with our current and former directors and officers, and our articles of association require us, to the fullest extent permitted by Cayman Islands law, to indemnify each of our directors and officers who is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Company. Although we maintain insurance coverage in amounts and with deductibles that we believe are appropriate for our operations, our insurance coverage may not cover all claims that may be brought against us or our current and former directors and officers, and insurance coverage may not continue to be available to us at a reasonable cost. As a result, we may be exposed to substantial uninsured liabilities, including pursuant to our indemnification obligations, which could materially and adversely affect our business, prospects, results of operations and financial condition.

Matters relating to or arising from the Restatement and the Review, including adverse publicity and potential concerns from our customers and partners, have had and could continue to have an adverse effect on our business and financial condition.

We have been and could continue to be the subject of negative publicity focusing on the Restatement of our financial statements for the year ended December 31, 2018, and adjustments of our unaudited financial statements for the year ended December 31, 2019 as previously furnished to the SEC on Form 6-K, and we may be adversely impacted by negative reactions from our customers, partners or others with whom we do business. Concerns include the perception of the effort required to address our accounting and control environment, and the ability for us to be a long-term provider to our customers. Continued adverse publicity and potential concerns from our customers could harm our business and have an adverse effect on our financial condition.

We identified three material weaknesses in our internal controls over financial reporting as of December 31, 2019, and if we fail to establish and maintain effective internal controls, our ability to report our financial results accurately or to prevent fraud may be adversely affected, and investor confidence and the market price of the ADSs may be adversely affected.

We are subject to reporting obligations under the U.S. securities laws. The SEC adopted rules pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of its internal control over financial reporting.

As we qualify as an “emerging growth company,” our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, we and our independent registered public accounting firm, in connection with the preparation and external audit of our consolidated financial statements for the year ended December 31, 2017, 2018 and 2019, identified  one material weakness in our internal control over financial reporting as of December 31, 2017 and three material weaknesses in our internal control over financial reporting as of December 31, 2018 and 2019, in accordance with the standards established by the Public Company Accounting Oversight Board (the “PCAOB”) of the United States. As a result of the material weaknesses, management has concluded that our internal control over financial reporting was not effective as of December 31, 2017, 2018 and 2019.

One material weakness identified relates to our failure to design and implement effective controls with a sufficient level of precision to prevent and detect misstatements related to our credit card related business. A second material weakness identified relates to our failure to design and implement controls that have a sufficient level of precision related to pre-approval of and complete and accurate disclosures of related party transactions, which could have a material effect on our financial statements. A third material weakness identified, which was also reported in 2017 and 2018, relates to the lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting policies and procedures, to address complex U.S. GAAP technical accounting issues, and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. We have implemented and are continuing to implement a number of measures to address the material weaknesses and the deficiencies that have been identified. For details, see “Item 15. Controls and Procedures.” However, we cannot assure you that we will be able to continuously implement these measures to effectively remediate our material weaknesses, or that we will not identify additional material weaknesses or significant deficiencies in the future.

Failure to remediate these material weaknesses or failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. The Restatement of financial statements for the year ended December 31, 2018 and any future material misstatements in our financial statements could cause our investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal controls expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list or to other regulatory investigations and civil or criminal sanctions.

The filing of this Form 20-F may not make us “current” in our Exchange Act filing obligations, which means we retain certain potential liability and may not be eligible to use certain forms or rely on certain rules of the SEC.

We are filing a comprehensive annual report on Form 20-F since we have been delinquent in meeting our periodic reporting requirements with the SEC, following, by analogy, previously issued guidance from the staff of the SEC’s Division of Corporation Finance, or the Staff, with respect to U.S. domestic issuers. Our filing of this Form 20-F does not necessarily mean that the Staff will conclude that we have complied with all applicable financial statement requirements or complied with all reporting requirements of the Exchange Act, nor does it foreclose any enforcement action by the SEC with respect to our disclosure, filings or failures to file reports under the Exchange Act.

This Form 20-F for the year ended December 31, 2019 includes our audited consolidated financial statements as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019. The consolidated financial statements for the year ended December 31, 2018 are restated. We have not amended, and do not intend to amend, our annual report on Form 20-F for the year ended December 31, 2018 previously filed with, or our quarterly financial statements for each quarter in 2018 attached as exhibits to our current reports on Form 6-K previously furnished to, the SEC. Without the unamended reports, investors may not be able to review certain financial and other disclosures that would have been contained in those reports, which would have provided an additional source of information for their evaluation of their investment in us. As a result of our failure to maintain current filings with the SEC in the past, our use of this format of the Form 20-F and any potential enforcement action from the SEC or other regulatory agencies, we may not be eligible to use certain short-form registration statements or rely on certain rules of the SEC. This could increase our transaction costs and adversely impact our ability to raise capital in a timely manner.

Risks Related to Our Business

We have incurred significant losses and we may continue to experience losses in the future.

We have incurred significant losses in the past. In 2017, 2018 and 2019, we had net loss of RMB202.1 million, RMB159.8 million and RMB530.6 million (US$76.2 million), respectively. We also had loss from operations at similar levels during those periods. In addition, we had cash used in operations of RMB28.1 million, RMB72.8 million and RMB200.8 million (US$28.8 million) in 2017, 2018 and 2019, respectively. Our ability to achieve profitability depends in large part on our ability to manage our sales and marketing expenses (excluding share-based compensation), which accounted for 83.7%, 77.0% and 82.9% of our total revenues in 2017, 2018 and 2019, respectively. We intend to manage and further reduce our sales and marketing expenses as a proportion of our total revenues, but there can be no assurance that we will achieve this goal. Our ability to achieve profitability is also affected by our ability to grow total revenues, which was RMB1,445.8 million, RMB1,921.9 million and RMB1,435.7 million (US$206.2 million) in 2017, 2018 and 2019, respectively. The decrease in total revenues from 2018 to 2019 was primarily due to a decrease in revenues from recommendation services, resulting from the decrease of number of financial products available on our platform given the credit tightening and change of industry dynamics, and a decrease in revenues from advertising, marketing and other services. Our growth may continue to slow down, and revenues may continue to decline for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models, changes in rules, regulations, government policies or general economic conditions. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed.

Our limited operating history in the rapidly evolving online and mobile consumer finance market in China makes it difficult to evaluate our future prospects.

We have a limited operating history, which makes it difficult to evaluate our future prospects and ability to make profit. We launched our online platform with loan products recommendation in 2012, and introduced credit card products in 2013 and big data risk management solutions in 2015. In 2019, we further diversified the types of financial products on our platform with the introduction of insurance products. We operate in China’s online and mobile consumer finance market, which is rapidly evolving and may not develop as we anticipate. The business models of the players in this market continue to evolve. The regulatory framework governing the industry is also still evolving and will remain uncertain for the foreseeable future. Other participants in the industry, including users and financial service providers, may have difficulty distinguishing our platform, services and solutions from those of our competitors. As the industry and our business develop, we may modify our business model or change our platform, services and solutions. These changes may not achieve expected results and may have a material and adverse impact on our financial condition and results of operations.

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

The majority of user traffic to our platform is generated from third-party channels, rather than from direct access to our mobile apps or website. Our top five traffic acquisition channels accounted for over 20% of our user traffic in 2017, 2018 and 2019. We also increasingly leverage social network and social media platform as an effective and efficient tool for user acquisition. We introduced a cooperation system called the Social Media and Partner Program in the third quarter of 2018, through which our users may register as our business partners to recommend the financial products on our platform to their social contacts through social network and social media platform, and are rewarded according to our incentive policies. The Social Media and Partner Program has been very effective in user acquisition since its inception, particularly in the recommendation of credit card products on our platform to new users. In 2019, approximately 60% of the credit card volume on our platform were from user acquired through recommendation by our business partners to their social contacts under the Social Media and Partner Program. Despite the initial success of the Social Media and Partner Program, we may not be able to continue to promote awareness of our brand and achieve widespread acceptance of our business model to increase direct access to our platform. We have incurred significant expenses on and devoted considerable resources to branding and marketing activities and user traffic acquisition, and we may continue to do so in the future. Our ability to convert user traffic to user base and retain that user base depends on users’ satisfaction with the quantity and quality of financial products offered by financial service providers and trust in the content on our platform. If we fail to meet these challenges, our business, financial performance and prospects will be materially and adversely affected.

Failure to maintain relationships with financial service providers or develop new ones may materially and adversely affect our business and results of operations.

Our relationship with financial service providers is crucial to our success. We generate substantially all of our revenues from services and solutions provided to financial service providers. Certain financial service providers have accounted for a significant portion of our revenues in the past. In 2016 and 2017, our largest financial service provider was a third-party technology-enabled online lending platform, and it accounted for 19% and 9% of our total revenues in the respective years. In 2018, our largest financial service provider was a state-owned bank, which accounted for 13% of our total revenues, and in 2019, our largest financial service provider was a joint-stock bank, which accounted for 7% of our total revenues. We work with these financial service providers at arm’s-length and negotiate a cooperation agreement with them on an annual basis based on our business needs and market conditions. While we continually seek to diversify our financial service providers, there can be no assurance that the concentration will further decrease. Our ability to attract users to our platform and maintain and grow our user base depends on the quantity and quality of financial products offered by financial service providers on our platform. We also provide big data risk management solutions and integrated solutions to financial service providers, as well as cooperate with them to provide content on our platform and obtain data for our data analytical models. Our arrangements with our financial service providers are typically not exclusive, and they may have similar arrangements with our competitors. If financial service providers are dissatisfied with our services and solutions, they may terminate their relationships with us and switch to our competitors. Moreover, we have seen financial service providers increasingly rely on their own online and technology capabilities to serve online and mobile users in recent years. There can be no assurance that we can maintain relationships with our existing financial service providers on commercially desirable terms. We may also fail to develop new relationships with additional financial service providers. As a result, our business, financial performance and prospects will be materially and adversely affected.

Our match and recommendation of financial products to users may not be effective, which will result in dissatisfaction from both users and financial service providers.

We may not be able to match users with suitable financial products due to various reasons. Our search and recommendation engine may fail to function properly. The data provided to us by our users, financial service providers and third-party data partners may not be accurate or up to date. If users are recommended financial products but cannot ultimately obtain approval from financial service providers, they may consider our platform to be ineffective at matching. At the same time, financial service providers may be dissatisfied with us for not effectively helping them acquire users. After a user gets a financial product, the user may become dissatisfied with the terms and conditions of the financial product or the services provided by the financial service provider, or the financial service provider may have difficulty collecting repayments from the user. Both the user and financial service provider may associate their dissatisfaction and subsequent difficulties with our platform as the transaction was initiated on our platform. Users may consequently be reluctant to continue to use our platform and financial service providers may be hesitant to continue to partner with us. As a result, our business, reputation, financial performance and prospects will be materially and adversely affected.

If we are not able to respond to changes in user preferences for financial products and provide a satisfactory user experience on our platform, we will not be able to maintain and expand our user base or effectively convert our users into customers of our financial service providers.

We believe that our user base is the cornerstone of our business. Our ability to maintain and expand our user base depends on a number of factors, including our ability to match and recommend suitable financial products for our users, the effectiveness of our curation process, and our ability to provide relevant and timely content to meet changing user needs. If we are unable to respond to changes in user preference and deliver satisfactory and distinguishable user experience, users and prospective users may switch to competing platforms or obtain financial products directly from their providers. As a result, user access to and user activity on our platform will decline, our services and solutions will be less attractive to financial service providers and our business, financial performance and prospects will be materially and adversely affected.

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

The attractiveness of our online platform to users and our technology-based services and solutions to financial service providers depends on our ability to innovate. To remain competitive, we must continue to develop and expand our product and service offerings and content. We must also continue to enhance and improve our data analytical capabilities, platform interface and technology infrastructure. These efforts may require us to develop internally, or to license, increasingly complex technologies. In addition, new content, services, solutions and technologies developed and introduced by competitors could render our content, services and solutions obsolete if we are unable to update or modify our own technology. Developing and integrating new content, services, solutions and technologies into our existing platform and infrastructure could be expensive and time-consuming. Furthermore, any new features and functions may not achieve market acceptance. We may not succeed in incorporating new technologies, or may incur substantial expenses in order to do so. If we fail to develop, introduce, acquire or incorporate new features, functions or technologies effectively and on a timely basis, our business, financial performance and prospects could be materially and adversely affected.

We may fail to compete effectively.

The retail financial market in China is rapidly evolving and highly competitive. New competitors may emerge at any time. We may fail to compete for users and/or financial service providers against any of our existing or potential competitors. We compete as an open platform against other companies that also seek to position themselves as open platforms serving both users and financial service providers. We also compete with online platforms for financial products that are affiliated with major internet companies, including search engine, social media, e-commerce and online payment companies. Some of these internet companies also offer their financial products on our platform, so they both compete and cooperate with us. In addition, we compete with financial service providers to the extent that they offer or list financial products on their own platform, although some of these financial service providers may also offer or list financial products on our platform as well. Such financial service providers may stop utilizing our platform in order to enhance the competitiveness of their own platforms. Existing or potential competitors may have substantially greater brand recognition and possess more financial, marketing and research resources than we do. Our competitors may introduce platforms with more attractive products, content and features, or services and solutions with competitive pricing or enhanced performance that we cannot match. In addition, some of our competitors may have more resources to develop or acquire new technologies and react quicker to changing requirements of users and/or financial service providers. If we fail to compete effectively, our business, financial performance and prospects will be materially and adversely affected.

We have limited control over the product and service quality of our financial service providers.

As users access financial products through our platform, they may have the impression that we are at least partially responsible for the quality of these products, especially in the case of loans that are offered through our Gold Cloud system, where the user continues to interact with our platform throughout the discovery, application, approval and loan servicing process. Although we have established standards to screen financial service providers before listing their products on our platform, and to a certain extent, rank the financial products based on past user experience when we make recommendations to users, we have limited control over the quality of the financial products and the services provided by financial service providers. In the event that a user is dissatisfied with a financial product or the service of a financial service provider, we do not have any means to directly make improvements in response to user complaints. Due to the large number of financial products listed on our platform and the extensiveness of our financial service provider network, it is extremely difficult for us to monitor and ensure the product and service quality of financial service providers on our platform at any given time. If users become dissatisfied with the financial products available on our platform or the services of our financial service providers, our business, reputation, financial performance and prospects could be materially and adversely affected. For instance, in March 2019, it was reported by CCTV “315 Night” (CCTV Report), a show concerning consumer rights protection which airs annually on March 15, that certain financial products offered by third-party financial service providers on our platform contained inappropriate conducts, which were suspected of the infringement of consumer rights. In response to the CCTV Report, we promptly instituted a voluntary suspension of further downloads of our mobile apps on major mobile app stores until August 2019, during which period we conducted a comprehensive internal review of our business practice, identified and took remediation measures with respect to any inappropriate conduct on our platform that could adversely affect consumer rights, and implemented certain self-imposed improvement in terms of both our internal process regarding the on-boarding procedures and ongoing monitoring and supervision of financial service providers on our platform and our risk control processes to better protect users from participating in financial products that are out of the scope in terms of industry standard. We have also been working with the relevant regulators and industry associations in developing a set of industry wide standards or best practices to further promote financial education and consumer rights protection, including defining guidance for digital financial platforms, corporate responsibility and financial product standards. We have also strengthened our relationship with media outlets in China such as CCTV, regularly engaging in in-depth discussions with such media outlets to allow for better understanding of our business. In addition, we have also been focusing on providing better consumer rights protection education for our users, equipping them with more comprehensive financial literary and anti-fraud information so that they could better manage their own finances.

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

Our business or the businesses of our financial service providers may be subject to a variety of PRC laws and regulations governing financial services. The application and interpretation of these laws and regulations are ambiguous and may be interpreted and applied inconsistently between different government authorities. In particular, the PRC government’s regulatory framework governing the new and rapidly-evolving online consumer finance market, which is the source of the transactions that our platform facilitates, is rapidly evolving and is subject to further change and interpretation. The PRC government may enhance the implementation of existing laws and regulations, and may also adopt a stringent regulatory framework for the online and mobile consumer finance market in the future, and impose specific requirements (including licensing requirements) on market participants. It may be costly for us to comply with applicable PRC laws and regulations. If our practice is deemed to violate any existing or future laws and regulations, we may face injunctions, including orders to cease illegal activities, and may be subject to other penalties as determined by the relevant government authorities. For example, in June 2019, we received a fine of RMB700,000 from the Beijing Administration for Market Regulation for a piece of advertisement placed on our platform by one of our third-party financial service providers due to the advertisement’s failure to provide the appropriate risk warning labels associated with predicted financial returns listed in its content. Furthermore, a significant number of financial service providers on our platform operate in the online and mobile consumer finance market, and consequently, new government laws and regulations, stricter enforcement of existing laws and regulations or even speculation regarding such developments on our financial service providers may materially and adversely affect our business, financial condition and prospects. For recent updates of relevant laws and regulations, please also refer to “—If any financial product on our platform or the business practice of us or any of our financial service providers is deemed to violate any new or existing PRC laws or regulations, our business, reputation, financial condition and results of operations could be materially and adversely affected.”

Any actual or perceived inappropriate usage or mishandling of personal information and data on our platform could subject us to liabilities, negatively impact our reputation and deter users from using our platform.

As an open platform, we have access to certain personal and other sensitive data provided by our users and financial service providers. We also make certain personal information provided by users or third-party data providers available to financial service providers using our big data risk management solutions with user consent. There are numerous laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and data. Specifically, personally identifiable and other confidential information is increasingly subject to legislation and regulations in numerous domestic and international jurisdictions. PRC government authorities have enacted a series of laws and regulations relating to the protection of privacy and personal information, under which internet service providers and other network operators are required to clearly indicate the purposes, methods and scope of any information collection and usage, to obtain appropriate user consent and to establish user information protection systems with appropriate remedial measures. Furthermore, several PRC governmental authorities have taken a series of strict examinations and inspections against illegal activities of collecting or using data and personal information, and it was reported that numerous mobile applications or website operators were ordered to rectify their illegal activities, or imposed with warnings, fines or other administrative penalties, or even became subjects of criminal investigations. In July 2019, the Ministry of Industry and Information Technology identified us as one of many internet companies that had a few instances of improper collection or use of personal information either without prior user consent or with misleading or unclear user consent, and required us to rectify accordingly. We have taken necessary measures to rectify and improve our personal information and data protection system. We have developed a comprehensive user information protection policy, in which we lay out in detail the types of personal information we collect from users and the purposes, methods and scope of our collection, usage and handling of user personal information. We are continuously updating our policy as the purposes, methods and scope of our collection and handling of user personal information changes. Our user information protection policy and user agreement are displayed permanently in fixed locations on our mobile apps so as to allow users to conveniently access and search such policies and agreements related to the collection and usage of their personal information on our app. We have also added pop-up notifications in our mobile app prompting our users to carefully read and agree to our user information protection policy whenever the user installs, opens up for the first time or registers an account on our mobile app. We are unable to collect any personal information from users unless the user voluntarily agrees to our user agreement and user information protection policy by checking the relevant boxes on our app. For certain functions of our platform where the collection and usage of additional personal information is necessary, we will clearly prompt the users as to the purposes, methods and scope of the collection and usage of the additional personal information. The user is then free to agree to or reject such collection and usage of additional personal information. Rejection of such collection and usage of additional personal information will not impact the use of other unrelated functionalities on our platform.

The regulatory framework for privacy, personal information and data protection issues in China and worldwide is currently evolving and is likely to remain uncertain for the foreseeable future. Operators like us are and may continue to be subject to more comprehensive and stricter supervision by the competent governmental authorities on such issues, especially given our collection and use of personal information by users or third-party data providers with user consent under our big data risk management solutions business. We cannot assure you that our existing personal information and data protection system and technical measures will be considered sufficient under applicable laws and regulations. We could be adversely affected if legislation or regulations in China are expanded to require changes in business practices or privacy policies, or if the PRC governmental authorities interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations. In addition to laws, regulations and other applicable rules regarding privacy, personal information and data protection, industry groups or other private parties may propose new and different privacy standards. Because the interpretation and application of privacy, personal information and data protection laws and privacy standards are still uncertain, it is possible that these laws or privacy standards may be interpreted and applied in a manner that is inconsistent with our practices. Any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable privacy, personal information or data protection laws, regulations and privacy standards, could result in additional cost and liability for us, damage our reputation, inhibit the use of our platform and harm our business.

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

The PRC government has adopted several regulations governing personal credit reporting businesses. According to the Administrative Regulations on the Credit Reporting Industry, which was promulgated by the State Council and became effective in 2013, “personal credit reporting business” means the activities of collecting, organizing, storing and processing “information related to the credit standing” of individuals as well as providing the information to others, and a “credit reporting agency” refers to a duly established agency whose primary business is credit reporting. These regulations, together with the Administrative Measures for Credit Reporting Agencies, which was promulgated by the People’s Bank of China and became effective in 2013, set forth qualification standards for entities conducting a credit reporting business in China, rules and requirements for credit reporting businesses and operating standards for credit reporting agencies. According to these regulations and measures, no entity may engage in personal credit reporting business without approval by the credit reporting industry regulatory department under the State Council. If any entity directly engages in personal credit reporting business without such approval, the entity is subject to penalties including suspension of business, confiscation of revenues related to personal credit reporting business, fines of RMB50,000 (US$7,182) to RMB500,000 (US$71,821) and criminal liabilities. In January 2021, the People’s Bank of China published a consultation paper seeking public comments on the Administrative Measures on Credit Reporting Industry (Draft for Comment), or the Draft Credit Reporting Industry Measures, which provides that “information related to credit standing” refers to various information used to determine the credit status of individuals and enterprises to provide services for financial activities, including but not limited to personal and corporate identity, address, transportation, communications, debt, property, payment, consumption, production and operation, fulfillment of legal obligations and other information, as well as the analysis and evaluation of the credit status of individuals and enterprises based on the foregoing information.

We organize, process and analyze information provided by users and data provided by financial service providers and third-party data partners. This information and data contains certain personal information of users, a portion of which we may provide to financial service providers using our big data risk management solutions with user consent. Due to the lack of further interpretations of the current regulations governing personal credit reporting businesses, and the fact that it is uncertain when and whether the Draft Credit Reporting Industry Measures will be officially promulgated and whether the promulgated version would be substantially revised, the exact definition and scope of “information related to credit standing” and “personal credit reporting business” are still unclear. It is therefore uncertain whether we would be deemed to engage in personal credit reporting business because of our big data risk management solutions. As of the date of this annual report, we have not been subject to any material fines or other penalties under any PRC laws or regulations directly related to personal credit reporting business. However, given the evolving regulatory environment of the personal credit reporting industry, and the fact that the People’s Bank of China, the credit reporting industry regulatory department under the State Council, granted in February 2018 and December 2020, respectively, personal credit reporting businesses licenses to two entities incorporated under the guidance of the People’s Bank of China, we cannot assure you that we will not be required in the future by the relevant governmental authorities to obtain approval or license for personal credit reporting business in order to continue offering our big data risk management solutions. Our business may also become subject to other rules and requirements related to credit reporting business, or new rules and requirements (including approval or license regime) promulgated by the relevant authorities in the future. The existing and future rules and regulations may be costly to comply with, and we may not be able to obtain any required license or other regulatory approvals in a timely manner, or at all. If we are subject to penalties for any of the foregoing reasons, our business, financial condition, results of operations and prospects could be materially and adversely affected.

We provide recommendation services for financial service providers, which may constitute provision of intermediary service, and our agreements with these financial service providers may be deemed as intermediation contracts under the PRC Civil Law Code.

Under the PRC Civil Law Code, if an intermediary conceals any material fact intentionally or provides false information in connection with the conclusion of a proposed transaction, which results in harm to a client’s interests, the intermediary may not claim for service fees and is liable for any damages caused. We provide recommendation services for financial service providers, which may constitute provision of intermediary service, and our agreements with these financial service providers may be deemed as intermediation contracts under the PRC Civil Law Code, as a consequence, if we intentionally conceal material information or provide false information to financial service providers, or if we fail to identify false information received from users or any third party and in turn provide such information to financial service providers, we could be held liable for damages caused to financial service providers as an intermediary pursuant to the PRC Civil Law Code. On the other hand, we should not assume any liability relating to possible disputes between financial service providers and users with respect to the financial products provided by the financial service providers to the users, solely on the basis of providing recommendations regarding such financial products, as long as we do not intentionally conceal any material fact or provide false information, and are not found at fault. However, due to the lack of detailed regulations and guidance in the area of financial product recommendation services and the possibility that the PRC government authorities may promulgate new laws and regulations regulating financial product recommendation services in the future, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations for financial product recommendation services, and there can be no assurance that the PRC government authority will share our views.

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

In September 2019, the General Office of China Bank and Insurance Regulatory Commission, or the CBIRC, issued the Notice on Addressing Banking and Insurance Institutions’ Irregularities against Consumer Rights and Interests, or the CBIRC Notice 194, according to which banks shall explicitly require that their third-party cooperation partners shall stop misleading sales, inappropriate collection activities, or forcible tie-in sales, and shall not double-charge financial institutions and consumers for the same service or illegally access the personal information of customers. Furthermore, in July 2020, the CBIRC promulgated the Interim Measures for Administration of the Internet Loan by Commercial Banks, or the Internet Loan Interim Measures, according to which banks shall meet relevant management requirements related to risk system management, risk data and model management, information technology risk management and loan management in their cooperation with third-party cooperation partners on internet loan business, and if banks recommend Internet loan products to the target customers through third-party cooperation partners, banks are required to sufficiently disclose the lender, actual annual interest rate, annualized comprehensive capital cost, arrangement for repayment of principal and interest and other information in obvious positions to safeguard the rights of customers to be informed and to make choice on their own, and shall not deprive the consumers of their rights to express their wishes by means of check by default, forced bundling or others. Some of the financial service providers on our platform are banks. If our cooperation with any of these banks fails to strictly comply with the CBIRC Notice 194, the Internet Loan Interim Measures, or other applicable laws, the banks may not be allowed to continue their cooperation with us and consequently our business, financial condition and prospects may be materially and adversely affected. If any of our financial service providers is deemed to violate any PRC laws or regulations, we may be jointly liable due to the services or solutions we provide. We may have to remove financial products from our platform or terminate relationship with financial service providers. Although we have implemented internal control procedures reviewing and examining the products on our platform to ensure their compliance with relevant provisions, as we have limited control over the financial products and the services provided by financial service providers, if any financial product on our platform is deemed to violate any laws, rules or regulations, we may face, among others, regulatory warnings, correction orders, condemnation, fines and criminal liability. As a result, our business, reputation, financial performance and prospects could be materially and adversely affected.

For instance, in March 2019, it was reported that certain financial products offered by third-party financial service providers on our platform contained inappropriate conducts, which were suspected of the infringement of consumer rights. In response to such report, we have taken immediate measures to rectify and improve our monitoring and supervision of financial service providers and our user protection on our platform. See “—We have limited control over the product and service quality of our financial service providers.” Although we implement stringent standards to screen financial service providers before listing their products on our platform, we cannot rule out the possibility that the quality of the financial products and the services provided by financial service providers are not in full compliance with applicable laws and regulations at all times and similar negative reports about the financial products or services offered by third-party financial service providers on our platform may happen again in the future, which could materially and adversely affect our business, reputation, financial condition and results of operations.

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

We may not be able to detect or prevent misconduct committed by our employees or third parties.

Misconduct by our employees, such as unauthorized business transactions, bribery, corruption and breach of our internal policies and procedures, or by consultants or other third parties, such as breach of law, may be difficult to detect or prevent. It could subject us to financial loss and sanctions imposed by governmental authorities while seriously damaging our reputation. This may also impair our ability to effectively attract prospective users, develop customer loyalty, obtain financing on favorable terms and conduct other business activities. Our risk management systems, information technology systems and internal control procedures are designed to monitor our operations and overall compliance. However, there can be no assurance we will be able to identify non-compliance or illegal activities promptly, or at all.

Historically we have identified certain incidents of employee and third-party misconduct, in response to which we have undertaken internal review and remedial measures. See “—Risks Related to Our Audit Committee Independent Review, Restatement of Our Consolidated Financial Statements, Internal Controls and Related Matters—We recently completed an audit committee independent review, which required significant management time and attention, resulted in significant legal and other expenses, and led to the termination of a number of employees.” Any misconduct committed by our employees or third parties and our inability to detect and prevent such misconduct may materially and adversely affect our business, brand, financial condition and results of operations.

Fraudulent activity conducted through our platform or using the brand name of RONG360 could negatively impact our brand and reputation and cause the use of our platform to decrease.

We are subject to fraudulent activity on our platform or being perpetrated purportedly in the brand name of RONG360, sometimes through sophisticated schemes or collusion. Certain of our own employees may be corrupted and participate in fraudulent or otherwise illegal activities. Our resources, technologies, fraud detection tools and risk management system may be insufficient to accurately detect and timely prevent fraud and misconduct. For instance, it was found recently that certain third parties were using telephone or social network communications to scam our users into wiring deposits or service fees by posing as RONG360 customer service or to trick users into scanning and downloading a counterfeit version of our RONG360 app, both of which may have imposed negative impact on our brand and reputation. Significant increases in fraudulent activity could negatively impact our brand and reputation, result in losses suffered by users and financial service providers, and reduce user access to and user activity on our platform. We may need to adopt additional measures to prevent and reduce fraud, which could increase our costs. We anticipate that we will continue to be subject to claims on the fraudulent activity being perpetrated purportedly in the brand name of RONG360, and may incur extra costs and expenses as a result. High profile fraudulent activity could even lead to regulatory intervention, and may divert our management’s attention and cause us to incur additional expenses and costs. If any of the foregoing were to occur, our reputation and financial performance could be materially and adversely affected.

If we fail to effectively manage our growth, our business and operating results could be harmed.

As we continue to commit to managing and growing our business, significant demands will continue to be placed on our management, operational and financial resources. We may encounter difficulties as we expand our operations, data and technology, sales and marketing, and general and administrative functions. We expect our expenses to continue to increase in the future as we acquire more users, launch new technology development projects and build additional technology infrastructure. Continued growth could also strain our ability to maintain the quality and reliability of our platform and services, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. Our expenses may grow faster than our revenues, and our expenses may be greater than we anticipate. We may expand into new product categories with which we lack familiarity and relevant user data related to these products, making it more difficult for us to anticipate user demand and preferences and manage product and related financial service provider quality. We may also expand into new geographic areas where we do not have experience with local regulations or regulators or where local market conditions are unfavorable for our business model. Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, operating results and financial condition could be harmed.

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

•                  effectively manage and resolve complaints from users and financial service providers; and

•                  effectively protect personal information and data.

Any negative publicity about the foregoing or other aspects of our company, including but not limited to our brand, management, business, legal compliance, financial condition or prospects, whether with merit or not, could severely compromise our reputation and harm our business and operating results. In addition, negative publicity with respect to our financial service providers or the industry in which we operate may materially and adversely affect our business and results of operations. For instance, in March 2019, it was reported that certain financial products offered by third-party financial service providers on our platform contained inappropriate conducts, which were suspected of the infringement of consumer rights. See “—We have limited control over the product and service quality of our financial service providers.” Although we promptly responded to the negative media exposure to address user concerns and have taken immediate measures to rectify and improve our monitoring and supervision of financial service providers and our user protection on our platform, the media exposure had an immediate adverse impact on our reputation and the “RONG360” brand, which in turn may have adversely affected our business and results of operations. In addition, in June 2019, we received a fine of RMB700,000 from the Beijing Administration for Market Regulation for a piece of advertisement placed on our platform by one of our third-party financial service providers due to the advertisement’s failure to provide the appropriate risk warning labels associated with predicted financial returns listed in its content. Furthermore, in July 2019, the Ministry of Industry and Information Technology identified us as one of many internet companies that had instances of improper collection or use of personal information either without prior user consent or with misleading or unclear user consent, and required us to rectify accordingly. We have taken necessary measures to rectify and improve our personal information and data protection system. These incidents attracted negative publicity with respect to our reputation and the “RONG360” brand. Such negative publicity may adversely affect our business and results of operations.

Our future growth depends on the further acceptance of the internet and particularly the mobile internet as an effective platform for disseminating financial products and content.

The internet, and particularly the mobile internet, has gained increased popularity in China as a platform for financial products and content in recent years. However, certain lenders, especially traditional financial institutions, and many users have limited experience in handling financial products and content online, and some users may have reservations about using online platforms. For example, users may not find online content to be reliable sources of financial product information. Some financial service providers may not believe online platforms are secure for risk assessment and credit management. Others may not find online platforms effective when promoting and providing their products and services, especially to targeted customers in lower-tier cities or rural areas. If we fail to educate users and financial service providers about the value of our platform and our services and solutions, our growth will be limited and our business, financial performance and prospects may be materially and adversely affected. The further acceptance of the internet and particularly the mobile internet as an effective and efficient platform for financial products and content is also affected by factors beyond our control, including negative publicity around online and mobile consumer finance and restrictive regulatory measures taken by the PRC government. If online and mobile networks do not achieve adequate acceptance in the market, our growth prospects, results of operations and financial condition could be harmed.

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

Any interruptions or delays in the availability of our platform or solutions, whether as a result of third-party or our error, natural disasters or security breaches, whether accidental or willful, could harm our reputation and our relationships with users and financial service providers. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. Although we conduct regular troubleshooting exercises and disaster recovery drills, our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage. These factors could damage our brand and reputation, divert our employees’ attention and subject us to liability, any of which could adversely affect our business, financial condition and results of operations.

Any breaches to our security measures, including unauthorized access, computer viruses and hacking, may adversely affect our database, reduce use of our services and damage our reputation and brand names.

The massive volume of data that we process and store makes us or third-party service providers who host our servers an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect our database, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with users and financial service providers could be severely damaged, we could incur significant liability and our business and operations could be adversely affected. The PRC Network Security Law, effective on June 1, 2017, stipulates that a network operator, including internet information services providers among others, must adopt technical measures and other necessary measures in accordance with applicable laws and regulations as well as compulsory national and industrial standards to safeguard the safety and stability of network operations, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. While we have adopted comprehensive measures to comply with the applicable laws, regulations and standards, there can be no assurance that such measures will be effective. If we were found by the regulatory authorities to have failed to comply with the PRC Network Security Law, we would be subject to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, shutdown of our platform or even criminal liability and our business, financial condition and results of operations would be adversely affected.

We may not be able to prevent others from making unauthorized use of our intellectual property.

We regard our software registrations, trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that (i) our application for the registration of trademarks and other intellectual property rights will be approved, (ii) any intellectual property rights will be adequately protected, or (iii) such intellectual property rights will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. For instance, we are using and will continue to use, or may need to use in the future, certain trademarks including the logo and character of “融 360” for our current and future business operations. The registration applications in the PRC of such trademarks under category 36 (finance related) and category 42 (internet and computer related) were rejected by the Trademark Office of the State Administration for Industry and Commerce, and were further rejected by the Trademark Review Committee (the “Review Committee”). We initiated administrative litigations thereafter against the Review Committee with respect to the aforesaid rejections of our trademark registration applications. We prevailed in one of these administrative litigations, but Beijing Qihoo Technology Co., Ltd. filed an appeal to the decision as a third-party. We lost the other three administrative litigations and have appealed these decisions. Such appeals are still pending and there is no assurance that we will prevail in such appeals and the relevant applications for trademark registration in the PRC will eventually be approved. If these trademarks could not be registered, we may fail to prevent others from using these marks, and our business, financial condition and results of operations may be materially and adversely affected. Furthermore, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

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

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. For instance, in April 2019, Beijing Qihoo Technology Co., Ltd. filed a lawsuit in a court in Beijing against our PRC subsidiary and a related party alleging that our use of RONG360 brand and tradename infringes upon its 360 trademark and constitutes unfair competition, and seeking various remedies from us. We believe this lawsuit has no merits and intend to defend ourselves rigorously. For any third-party infringement claims brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

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

Although the credit decisioning and risk management model of the technology-enabled online lending business is separate and independent from the credit decisioning and risk management solutions of our business, if our users or financial service providers believe otherwise, they may lose confidence in our data analytical capabilities. The technology-enabled online lending online business is expected to be a financial service provider on our platform under an information service cooperation agreement on terms and conditions similar to those we have with third-party financial service providers. In addition, the technology-enabled online lending business will receive operational, administrative, human resources, legal, accounting and internal control support from us through a transitional services agreement for twelve months, and the effective period has already been extended by mutual consent. If our arrangements with the technology-enabled online lending business or RONG360 are perceived by users or other financial service providers to be not on commercially reasonable terms, our reputation as an independent open platform may be damaged and our business and results of operations may be adversely affected. Furthermore, although RONG360 is expected to have its own separate senior management team, certain of our directors and executive officers may continue to provide advisory and other services to RONG360. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for us and the technology-enabled online lending business. Business opportunities may arise that both we and RONG360 find attractive, and which would complement our respective businesses. The technology-enabled online lending business may wish to take the opportunities itself, which would hinder us from taking advantage of those opportunities. In addition, we may compete with the technology-enabled online lending business in the hiring of new employees, in particular with respect to credit decisioning and risk management related matters. We may not be able to resolve any potential conflicts which may have material adverse effect on our business.

We may be subject to liability associated with the advertisements on our platform.

As we generate a small portion of our revenues by providing advertising services to financial service providers, we are required to establish and continually improve a management system for such internet advertising activities. We are required to examine, review, verify and register the names, addresses and other valid contact and identity information of those who choose to place their advertisements on our platform on a regular basis. We must establish archives for the registration and verify and update the archives on a regular basis. Prior to publishing any advertisement, we are required to review its content against the relevant advertising certificate and ensure the content matches the certificate. Furthermore, we must have personnel who are familiar with advertising regulations to review the advertisements. While we have a review procedure prior to publishing, we cannot guarantee that we can entirely eliminate advertisements with content that would be deemed inappropriate or misleading. If we are deemed to be in violation of PRC law or regulations on advertising, we may be subject to penalties, including suspension of publishing, confiscation of the revenues related to these advertisements, levying of fines and suspension or termination of our advertising service, any of which may adversely affect our business. For instance, in June 2019, we received a fine of RMB700,000 from the Beijing Administration for Market Regulation for a piece of advertisement placed on our platform by one of our third-party financial service providers due to the advertisement’s failure to provide the appropriate risk warning labels associated with predicted financial returns listed in its content. Advertisements, which are not otherwise misleading, could be perceived as affecting the unbiased search results by our users and financial service providers. As a result, trust in our platform may decline and users may stop using our platform.

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

In addition, the Administrative Measures for Financial Information Services, effective on February 1, 2019, set forth that the financial information service providers shall not produce, copy, publish or spread information that contains any of the following contents: (i) false financial information endangering national financial security or social stability, (ii) distorting national fiscal and monetary policies or financial management policies disrupting the economic orders or damaging national interests; (iii) instigating any other person to commit commercial fraud or economic crime causing any social impact, (iv) fabricating any event or news on the securities, funds, futures, foreign exchange and other financial markets, (v) publicizing financial products and services prohibited by the competent departments, and (vi) any other content prohibited by laws, regulations or rules. Furthermore, financial information service providers are required to formulate internal service standards including the content review standard. Due to the lack of detailed interpretations of such measures, there is still uncertainty as to whether we shall be deemed as financial information service provider regulated by such measures. On December 15, 2019, the Cyberspace Administration of China promulgated the Provisions on Ecological Governance of Network Information Content, or the Network Ecological Governance Provisions, which took effect on March 1, 2020. The Network Ecological Governance Provisions provide the requirements for the content producers of the network information, the service platforms for the network information and the users of the network information. Among others, the Network Ecological Governance Provisions classify the network information into the “encouraged category”, the “prohibited category” and the “prevented and resisted category”. The content producers of network information are encouraged to produce, copy and publish network information in the encouraged category, prohibited from producing, copying or publishing network information in the prohibited category, and shall take measures to prevent and resist the production, reproduction and publication of undesirable information in the prevented and resisted category. In addition, the service platforms for the network information shall strengthen the management of information content, and upon discovery of any prohibited information or prevented and resisted information, shall immediately take measures in accordance with the laws, keep the relevant records, and report the same to the competent governmental authorities. A service platform for network information shall compile an annual report on the ecological governance of network information, which contains information on the ecological governance of network information, the performance of the person in charge of ecological governance of network information and social evaluation, etc. We have proactively implemented internal control policy screening the information and content on our website and mobile apps to ensure their compliance with the provisions of the Administrative Measures for Financial Information Services and the Network Ecological Governance Provisions. However, there can be no assurance that all the information or content displayed on, retrieved from or linked to our website and mobile apps complies with the requirements of the provisions at all times. If we were deemed as violating the requirements under the Administrative Measures for Financial Information Services, the Network Ecological Governance Provisions or other applicable laws and regulations, we may be subject to inquiries, public condemnation, rectification, or brought into the blacklist for the dishonest, or even subject to administrative penalties or criminal liabilities.

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

Current and future investments in and acquisitions of assets, technologies and businesses may fail and may result in equity and earnings dilution and significant diversion of management attention.

We have and may further invest in or acquire assets, technologies and businesses that are complementary to our existing business. This may include opportunities to expand our service offerings and strengthen our technology infrastructure and data analytical capabilities. Our investments or acquisitions may not yield the results we expect. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets, significant diversion of management attention and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating investments and acquisitions, and integrating the acquired businesses into ours, may be significant, and the integration of acquired businesses may be disruptive to our existing business operations. In the event that our investments and acquisitions are not successful, our financial condition and results of operations may be materially and adversely affected. For example, in September 2019, the business of Databook Tech Ltd. and its subsidiaries and VIE, collectively refer to as Databook in this annual report, was suspended and an investigation was conducted against Databook and certain of its employees by competent authorities in relation to the compliance of information collection or use. In relation to the business suspension of Databook, we recorded a full impairment for goodwill, intangible assets and an impairment for other assets attributable to the Databook, totaling RMB254.7 million as of December 31, 2019. The investigation has concluded in January 2021. Databook was imposed confiscation of gains of RMB30 million and a fine of RMB30 million, total amount of RMB60 million was paid in January 2021, and we accrued additional current income tax expenses of RMB10.0 million in 2019. Certain employees of Databook have been charged with criminal liabilities; other than Databook, neither our company nor our directors or officers were involved.

We may face challenges in expanding our business and operations internationally and our ability to conduct business in international markets may be adversely affected by legal, regulatory, political and economic risks.

We face challenges and risks associated with expanding our business and operations globally into new geographic markets. New geographic markets may have competitive conditions, user preferences, and discretionary spending patterns that are more difficult to predict or satisfy than our existing markets. In certain markets, we have relatively little operating experience and may not benefit from any first-to-market advantages or otherwise succeed. We may also face protectionist policies that could, among other things, hinder our ability to execute our business strategies and put us at a competitive disadvantage relative to domestic companies. Local companies may have a substantial competitive advantage because of their greater understanding of, and focus on, the local users, as well as their more established local brand names, requiring us to build brand awareness in that market through greater investments in advertising and promotional activity. International expansion may also require significant capital investment, which could strain our resources and adversely impact current performance, while adding complexity to our current operations. We are subject to PRC law in addition to the laws of the foreign countries in which we operate. If any of our overseas operations, or our associates or agents, violate such laws, we could become subject to sanctions or other penalties, which could negatively affect our reputation, business and operating results.

In addition, we may face operational issues that could have a material adverse effect on our reputation, business and results of operations, if we fail to address certain factors including, but not limited to, the following:

•                  lack of acceptance of our platform, and challenges of localizing our offerings to appeal to local tastes;

•                  failure to attract and retain capable talent with international perspectives who can effectively manage and operate local businesses;

•                  challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them;

•                  availability, reliability and security of international payment systems and logistics infrastructure;

•                  challenges of maintaining efficient and consolidated internal systems, including technology infrastructure, and of achieving customization and integration of these systems with the other parts of our technology platform;

•                  challenges in replicating or adapting our company policies and procedures to operating environments different from that of China;

•                  national security policies that restrict our ability to utilize technologies that are deemed by local governmental regulators to pose a threat to their national security;

•                  the need for increased resources to manage regulatory compliance across our international businesses;

•                  compliance with privacy laws and data security laws and compliance costs across different legal systems;

•                  heightened restrictions and barriers on the transfer of data between different jurisdictions;

•                  differing, complex and potentially adverse customs, import/export laws, tax rules and regulations or other trade barriers or restrictions related compliance obligations and consequences of non-compliance, and any new developments in these areas;

•                  business licensing or certification requirements of the local markets;

•                  exchange rate fluctuations; and

•                  political instability and general economic or political conditions in particular countries or regions, including territorial or trade disputes, war and terrorism.

Failure to manage these risks and challenges could negatively affect our ability to expand our business and operations overseas as well as materially and adversely affect our business, financial condition and results of operations.

Our expansions into new businesses and new service offerings may expose us to new challenges and more risks and, if such new businesses and new service offerings are not successful, our future results of operations and growth prospects may be materially and adversely affected.

As part of our growth strategy, we may enter into new businesses or expand the variety of services offered on our platform from time to time by leveraging our large user base and our technology-driven open platform to generate additional revenue streams and through our development of new business or service offerings. Expansions into new businesses or service offerings may present operating, marketing and compliance risks and challenges that differ from those that we currently encounter. For instance, in the fourth quarter of 2019, we introduced insurance products to our platform after completing the acquisition of an insurance brokerage company in China. As the implementation of our business strategies, as well as the development of new businesses and service offerings, require significant time, financial and other resources and involve substantial risks, we may not be able to successfully implement our strategies, launch or develop such new businesses and service offerings in time, or achieve the expected benefits. We may also encounter unexpected technological difficulties in developing and implementing new technologies and, as a result, may incur substantial costs or services disruptions, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may confront other challenges as we enter new business domains. Our lack of familiarity with the new products and services and lack of relevant user data relating to these products and services may make it more difficult for us to anticipate user demand and preferences. It may also make it more difficult for us to on-board, monitor and supervise new financial service providers and we may experience more customer complaints about them and their financial products and face costly investigations or litigation as a result of offering the financial products on our platform, which would harm our brand and reputation as well as our financial performance. New business domains may also subject us to new complex regulations to comply with, higher compliance costs and serious consequences in cases of non-compliance. Furthermore, we may not have much bargaining power in new categories of financial product services and we may not be able to negotiate favorable terms with financial service providers. We may need to price aggressively to gain market share or remain competitive in new financial product service categories. It may be difficult for us to achieve profitability in the new financial product service categories and our profit margin, if any, may be lower than we anticipate, which would adversely affect our overall profitability and results of operations. We cannot assure you that we will be able to address these new challenges and continue to provide exceptional quality services. If we are not able to solve these issues, we may not be able to compete effectively. We cannot assure you that we will be able to recoup our investments in introducing these new businesses and service offerings.

We may not be able to obtain additional capital when desired, on favorable terms or at all.

We believe our current cash and cash equivalents will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. However, we need to make continued investments in facilities, hardware, software, technological systems and to retain talents to remain competitive, by using funds from bank borrowings and operating cash inflows. Due to the unpredictable nature of the capital markets and our industry, there can be no assurance that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

Privacy concerns relating to our products and services and the use of user information could damage our reputation, deter current and potential users and customers from using our products and services, and negatively impact our business.

We collect data from our users related to their personal information in order to better understand our users and their needs. Concerns about the collection, use, disclosure or security of personal information or other privacy-related matters, even if unfounded, could damage our reputation, cause us to lose users and customers and adversely affect our operating results. While we strive to comply with applicable data protection laws and regulations, as well as our own posted privacy policies and other obligations we may have with respect to privacy and data protection, the failure or perceived failure to comply may result, and in some cases has resulted, in inquiries and other proceedings or actions against us by government agencies or others, as well as negative publicity and damage to our reputation and brand, each of which could cause us to lose users and customers, which could have an adverse effect on our business.

Any systems failure or compromise of our security that results in the unauthorized access to or release of our users’ or customers’ data could significantly limit the adoption of our products and services, as well as harm our reputation and brand and, therefore, our business. We strictly limit third-party developers’ access to user privacy and user data, and we expend significant resources on technology and product development to protect against leakage of user information and other security breaches. Nonetheless, given its great commercial value, our user data may still be misused by third parties, which could expose us to legal and regulatory risks and seriously harm our business.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which came into effect on June 1, 2017. The Cyber Security Law sets high requirements for the operational security of facilities deemed to be part of the PRC’s “critical information infrastructure.” In the European Union, or EU, the General Data Protection Regulation, or GDPR, which came into effect on May 25, 2018, present increased challenges and risks in relation to policies and procedures relating to data collection, storage, transfer, disclosure, protection and privacy, and will impose significant penalties for non-compliance, including for example, penalties calculated as a percentage of global revenue under the GDPR. Due to the uncertainties as to the interpretation and applications of the GDPR, the potential risks associated with non-compliance therewith are uniquely difficult to predict. Other jurisdictions may have similar prohibitions.

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

The global macroeconomic environment is facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014 and uncertainties over the impact of Brexit. The growth of the PRC economy has slowed down since 2010 compared to the previous decade and the trend may continue in the foreseeable future, especially in light of the challenges the global economy is facing due to the COVID-19 global pandemic. See “— We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.”. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa. There have also been concerns about the relationship between China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their business or withdrawing their investment in China. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition. Recent changes in U.S. trade policies, including new tariffs on imports from China generally, and reactions by a number of markets including China in response to these U.S. actions, may have a material adverse effect on global economic conditions and the stability of global financial markets, and they may significantly reduce global trade and, in particular, trade between China and the United States. Our users and customers may reduce or delay their spending or borrowing activities, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers.

We and certain of our directors and officers have been named as defendants in a number of putative shareholder class action lawsuits, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We will have to defend against several putative shareholder class action lawsuits described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings,” including any appeals of such lawsuits should our initial defense be unsuccessful. We are currently unable to estimate the possible outcome or loss or possible range of loss, if any, associated with the resolution of these lawsuits. In the event that our initial defense of these lawsuits is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s appeal of the judgments in these lawsuits, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns affecting the PRC, and particularly Beijing. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate our platform and provide services and solutions. Our business could also be adversely affected if our employees are affected by health epidemics. Our business operations could be disrupted if any of our employees is suspected of having any transmissible health epidemic, since this may cause our employees to be quarantined and/or our offices to be temperately shut down. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. Our headquarters are located in Beijing, where most of our management and employees currently reside. Most of our system hardware and back-up systems are hosted in facilities located in Beijing. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Beijing, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

For example, beginning in January 2020, the outbreak of COVID-19 has severely impacted China and the rest of the world, and our business and results of operations have been adversely affected as a result. In early 2020, the COVID-19 pandemic resulted in the temporary closure of many corporate offices across China. Given the strict implementation of quarantine measures during this period, we and certain of our business partners implemented temporary adjustment of work schemes allowing employees to work from home and adopted remote collaboration. We made operational adjustments to maintain the same high quality service we had always provided our users, customers and partners as we simultaneously worked to minimize the impact of COVID-19 and push forward our business initiatives. However, as our cooperation with financial service partners rely heavily on face-to-face communications, our cooperation with them has been negatively impacted by the quarantine measures in China and in Beijing, in particular, for several months in 2020. Additionally, the global COVID-19 pandemic and the associated inability to travel globally has negatively affected the progress of the originally planned further expansion of our service offerings overseas since early 2020 and such negative impact may continue in 2021.

Many of the quarantine measures within China have since been relaxed, and we, together with our business partners, have gradually resumed normal operations since mid-July 2020. The COVID-19 global pandemic has resulted in, and may intensify, global economic distress, and the duration and extent of the impact of COVID-19 outbreak is highly uncertain at this time. The extent to which it may affect our results of operations, financial condition and cash flows will depend on the future development of the outbreak, which is also highly uncertain and difficult to predict and will depend on a number of factors, including the duration and severity of COVID-19, the extent and severity of new waves of outbreak in China and other countries, the development and progress of distribution of COVID-19 vaccine and other medical treatment and the effectiveness of such vaccine and other medical treatment, and the actions taken by government authorities to contain the outbreak, all of which are beyond our control. If the situation materially deteriorates in China or globally, our business, results of operations and financial condition could be materially and adversely affected.

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

Foreign ownership of internet-based businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider which is engaged in internet information provision business like us and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2020 version), which was promulgated on June 23, 2020 and took effect on July 23, 2020, and other applicable laws and regulations.

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

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the Foreign Investment Law of the People’s Republic of China, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020. The Foreign Investment Law and the Implementing Rules do not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. Since the Foreign Investment Law and the Implementing Rules are relatively new, uncertainties still exist in relation to their interpretation and implementation, and it is still unclear how the Foreign Investment Law and the Implementing Rules would affect our variable interest entity structure and business operation. See “—Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and its implementing rules and how they may impact our business, financial condition and results of operations.”

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

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole. The PRC economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies.

The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations.

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

Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and its implementing rules and how they may impact our business, financial condition and results of operations.

The variable interest entity structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 Draft FIL, according to which, variable interest entities that are controlled via contractual arrangements would also be deemed as foreign-invested entities, if they are ultimately “controlled” by foreign investors. In March 2019, the PRC National People’s Congress promulgated the Foreign Investment Law, and in December 2019, the State Council promulgated the Implementing Rules to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both became effective from January 1, 2020 and replaced the major previous laws and regulations governing foreign investments in the PRC. Pursuant to the Foreign Investment Law ,”foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Foreign Investment Law and the Implementing Rules do not introduce the concept of “control” in determining whether a company would be considered as a foreign-invested enterprise, nor do they explicitly provide whether the variable interest entity structure would be deemed as a method of foreign investment. However, the Foreign Investment Law has a catch-all provision that includes into the definition of “foreign investments” made by foreign investors in China in other methods as specified in laws, administrative regulations, or as stipulated by the State Council, and as the Foreign Investment Law and the Implementing Rules are newly adopted and relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the Foreign Investment Law, the possibility cannot be ruled out that the concept of “control” as stated in the 2015 Draft FIL may be embodied in, or the variable interest entity structure adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules. If our consolidated VIEs were deemed as foreign-invested enterprises under any of such future laws, regulations and rules, and any of the businesses that we operate would be in the “negative list” for foreign investment and therefore be subject to foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect our business, financial condition and results of operations. Furthermore, if future laws, administrative regulations or rules mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, business, financial condition and results of operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies and other businesses we are or will be engaged in.

The PRC government extensively regulates the internet industry, including foreign ownership and the licensing and permit requirements for companies in the internet industry. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Foreign Investment Restrictions” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Value-Added Telecommunications Services.” These laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

Due to the restriction of foreign investment in businesses providing value-added telecommunications services in China, including internet information provision services, we rely on the contractual arrangements with RDD, one of our variable interest entities, to provide such services. RDD has obtained an ICP license. Any challenge to the validity of these arrangements may significantly disrupt our business, subject us to sanctions, compromise enforceability of our contractual arrangements, or have other harmful effects on us. It is uncertain if our variable interest entities will be required to obtain a separate operating license in addition to the valued-added telecommunications business operating licenses for internet content provision services.

Although we believe that we are not explicitly required to obtain a separate license for our mobile applications, there can be no assurance that we will not be required to apply for such license in the future.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. For instance, on August 1, 2019, the General Office of the State Council promulgated the Guiding Opinions on Promoting the Well-regulated and Sound Development of the Platform Economy, or the Guiding Opinions on Platform Economy, which provide that the market access management and the operational and post-operational supervision of the financial business of internet platforms involving financial services shall be subject to laws, regulations and the relevant provisions. Establishment of financial institutions, operation of financial activities, provision of financial information intermediary and transaction matching services shall be subject to entry administration according to the laws. Due to the lack of further interpretations of the Guiding Opinions on Platform Economy, it is uncertain whether we will be deemed as providing “financial information intermediary and transaction matching services” as prescribed under the Guiding Opinions on Platform Economy and be subject to entry administration. Therefore, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones, and we cannot assure you that we will not be required in the future by the relevant governmental authorities to obtain other approvals or licenses. If we were required to obtain any new approval or license, we may not be able to obtain such license or approval in a timely manner, or at all. As a platform, we have been continuously improving and innovating products, services and solutions to better empower our users and enable financial service providers. For instance, we launched our Social Media and Partner Program in the third quarter of 2018, within which we introduced a cooperation system with our users who may register as our business partners in carrying out the financial product recommendation services on our platform (see “Item 4. Information on the Company—B. Business Overview—Marketing and Brand Promotion”). Given the complexity, uncertainties and changes in PRC regulations, and that we have limited control over our users and financial service providers on our platform and may not be able to effectively monitor their activities, so we cannot assure you that our practices or the activities of our users and financial service providers will not be deemed to violate any existing or future laws, regulations or policies. If any of our practices or the activities of our users and financial service providers is deemed to violate any existing or future laws, regulations or policies, we may be ordered to cease such activities, and may be subject to other penalties as determined by the relevant government authorities, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

In addition, we started to operate insurance brokerage business through Shanghai Anguo Insurance Brokerage Co., Ltd. since the fourth quarter of 2019. The insurance brokerage business is a highly regulated industry in China, and the regulatory regime continues to evolve. The China Banking and Insurance Regulatory Commission, or the CBIRC, has extensive authority to supervise and regulate the insurance industry in China and has been enhancing its supervision over this industry in recent years, and new laws, regulations and regulatory requirements have been promulgated and implemented from time to time. We face challenges brought by these new laws, regulations and regulatory requirements, as well as significant uncertainties in the interpretation and application thereof. We might be required to spend significant time and resources in order to comply with any material changes in the regulatory environment, which could trigger significant changes to the competitive landscape of our insurance brokerage business and we may lose some or all of our competitive advantages during this process. Moreover, the CBIRC and its local branches may conduct various examinations and inspections on our insurance brokerage business operations from time to time, which could cover a broad range of aspects, including financial reporting, tax reporting, internal control and compliance with applicable laws, rules and regulations. If any non-compliance incidents in our insurance brokerage business operation are identified, we may be required to take certain rectification measures in accordance with applicable laws and regulations, or we may be subject to other administrative penalties.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Item 5. Operating and Financial Review and Prospectus—B. Liquidity and Capital Resources—Holding Company Structure.” Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, the PRC tax authorities may require our subsidiaries to adjust their taxable income under the contractual arrangements they currently have in place with our variable interest entities in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “—Risks Related to Our Corporate Structure—Our contractual arrangements with the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our variable interest entities owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

Under PRC laws and regulations, we are permitted to utilize the proceeds from our IPO and the concurrent private placements to fund our PRC subsidiaries by making loans to or additional capital contributions to our PRC subsidiaries, subject to applicable government registration and approval requirements. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Exchange—Regulation on Foreign Currency Exchange.” These PRC laws and regulations may significantly limit our ability to use Renminbi converted from the net proceeds of our IPO and the concurrent private placements to fund the establishment of new entities in China by our PRC subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new variable interest entities in China. Moreover, we cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Exchange—Regulation on Foreign Currency Exchange.”

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

SAFE requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes certain material events. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Exchange—Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents.”

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

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise is the beneficial owner of the dividends and owns no less than 25% of a PRC enterprise. The State Administration of Taxation promulgated SAT Circular 9 in February 2018, which became effective from April 2018 and stipulates that in determining whether a non-resident enterprise has the status as a beneficial owner, comprehensive analysis shall be conducted based on the factors listed therein and the actual circumstances of the specific case shall be taken into consideration. Specifically, it expressly excludes an agent or a designated payee from being considered as a “beneficial owner”. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 5. Operating and Financial Review and Prospectus—A. Operating Results—Taxation—China.” As of December 31, 2017 no withholding tax was recorded on the retained earnings of our or RONG360 Inc.’s PRC subsidiaries (as applicable) as they did not have any retained earnings for any of the periods. We do not have any present plan to have our subsidiaries to distribute their earnings overseas, and we intend to retain most, if not all, of our available funds and any future earnings in China to operate and expand our business within the PRC. Accordingly, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC as of December 31, 2018 and 2019. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to any dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiaries.

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

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the “over-the-counter” trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC.  The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 the Big Four PRC-based accounting firms in China, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

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

Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on the four PRC-based accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event the four PRC-based accounting firms become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our common stock may be adversely affected.

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

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations that are common in jurisdictions outside China are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China and the potential obstacles for information provision may further increase difficulties you face in protecting your interests. See also “—Risks Related to Our ADSs— You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.”

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under the PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC market regulation administrative authorities.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application through our office automation system and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or our VIEs or their subsidiaries. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

Recent litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of our ADSs.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the U.S. have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the ADS trading price, and increased directors and officers insurance premiums, and could have a material adverse effect upon our business, results of operations and financial condition.

Risks Related to Our ADSs

If the market price for our ADSs falls below US$1.00 for an extended period of time, or falls to US$0.16 at any time, our ADSs may be delisted from the NYSE.

Pursuant to NYSE Rule 802.01C, a company will be considered to be below compliance standards if the average closing price of a security as reported on the consolidated tape is less than US$1.00 over a consecutive 30 trading-day period. Once notified, the company must bring its share price and average share price back above US$1.00 within the applicable cure period following receipt of the notification. The company can regain compliance at any time during the cure period if on the last trading day of any calendar month during the cure period the company has a closing share price of at least US$1.00 and an average closing share price of at least US$1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the cure period, both a US$1.00 closing share price on the last trading day of the cure period and a US$1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures. In addition, we understand that the NYSE has a policy to suspend trading immediately and commence delisting procedures if the market price of securities falls to US$0.16 or less. We received a letter from the NYSE dated April 13, 2020 and further e-mail communication on April 23, 2020, notifying us that (i) we are below compliance standards due to the trading price of our ADSs and (ii) the applicable cure period for us to regain compliance expires on December 22, 2020. In response to the letter and email communication from the NYSE, we changed the ratio of ADSs to our Class A ordinary shares from the previous ADS Ratio of two ADSs to five Class A ordinary shares to a new ADS Ratio of one ADS to 20 Class A ordinary shares, effective October 30, 2020. However, we cannot assure you that our ADSs will remain in compliance with the NYSE listing rules going forward. If our ADSs are delisted from the NYSE, the liquidity and value of an investment in our ADSs will be materially and adversely affected.

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

Since our ADSs became listed on NYSE on November 16, 2017, the trading price of our ADSs has ranged from US$2.02 to US$75.92 per ADS, taking into account retrospective adjustments for the change in the number of Class A ordinary shares represented by each ADS that occurred on October 30, 2020. The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their IPOs. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

•                  our share repurchase programs;

•                  litigation, government investigation or other legal or regulatory proceedings;

•                  fluctuations of exchange rates between the RMB and the U.S. dollar;

•                  release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•                  general economic or political conditions in China or elsewhere in the world.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

We are named as a defendant in two putative shareholder class action lawsuits in the United States and we may be involved in more class action lawsuits in the future. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” Such lawsuits could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suits, which could harm our results of operations and our reputation, and could restrict our ability to raise capital in the future. In addition, if any of these claims is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Techniques employed by short sellers may drive down the market price of our ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies listed in the United States that have a substantial majority of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

We may be the subject of unfavorable allegations made by short sellers in the future. Any such allegations may be followed by periods of instability in the market price of our common shares and ADSs and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable federal or state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholders’ equity, and the value of any investment in our ADSs could be greatly reduced or rendered worthless.

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

On July 31, 2018, RONG360 completed the share distribution of our ordinary shares held by it to the existing shareholders of RONG360 in proportion to RONG360’s shareholding structure, and thus completed the Restructuring to strengthen our positioning as an independent open platform. As of December 31, 2020, Mr. Daqing (David) Ye, Mr. Jiayan Lu, Mr. Caofeng Liu and Mr. Chenchao Zhuang hold Class B ordinary shares and beneficially own approximately 76.6% of the aggregate voting power of our company. As a result of the dual-class share structure and the concentration of ownership, holders of our Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. We may incur share-based compensation expenses as a result of adopting this dual-class share structure. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. In addition, we may incur share-based compensation expenses as a result of adopting this dual-class share structure.

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our ADSs and could diminish our cash reserves.

On August 24, 2018, our board of directors authorized a share repurchase program, under which we may repurchase up to US$20 million of our ADSs over the following twelve months through August 24, 2019. On February 22, 2019, our board of directors authorized a new share repurchase program, under which we may repurchase up to US$10 million of our ADSs during the following twelve months through February 22, 2020. The share repurchase programs, authorized by our board of directors, do not obligate us to repurchase any specific dollar amount or to acquire any specific number of ADSs. The share repurchase programs could affect the price of our ADSs and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of our ADSs. We had accumulatively repurchased approximately US$30 million of ADSs and closed the two share repurchase programs in the third quarter of 2019.

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

A non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Based on our current and expected income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2019. However, no assurance can be given in this regard because the determination of whether we were, are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Recent fluctuations in the market price of our ADSs have increased our risk of becoming a PFIC, and continued fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the second part of the test described above may be determined by reference to the market price of our ADSs. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act of the Cayman Islands, as amended, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

We are named as a defendant in two putative shareholder class action lawsuits in the United States, and we may be involved in more class action lawsuits in the future. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” Such lawsuits could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuits. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

On November 16, 2017, our ADSs commenced trading on the NYSE under the symbol “JT.” We raised approximately US$204.9 million (approximately equivalent to RMB1,358.0 million) in net proceeds from the issuance of new shares from the IPO and concurrent private placements after deducting underwriting commissions and the offering expenses payable by us. On October 30, 2020, we changed the ratio of ADSs to Class A ordinary shares (the “ADS Ratio”) from two ADSs to five Class A ordinary shares to one ADS to 20 Class A ordinary shares. Except as otherwise indicated, all ADS and per ADS data in this annual report give retroactive effect to the ADS Ratio of one ADS to 20 Class A ordinary shares.

On July 31, 2018, RONG360 completed the share distribution of our ordinary shares held by it to the existing shareholders of RONG360 in proportion to RONG360’s shareholding structure, and thus completed the Restructuring to strengthen our positioning as an independent open platform.

From 2018 to 2020, we set up and acquired several subsidiaries and variable interest entities to support our business growth in China and overseas. For more details, see “Item 4. Information on the Company—C. Organizational Structure.”

Our principal executive offices are located at 21/F Internet Finance Center, Danling Street, Beijing, People’s Republic of China. Our telephone number at this address is +86-10-8302-3688. Our registered office in the Cayman Islands is located at the offices of Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite #5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 801 2nd Avenue, Suite 403, New York, NY 10017. We maintain our web site at ir.jianpu.ai.

The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

B             Business Overview

We are a leading independent open platform for discovery and recommendation of financial products in China. By leveraging our deep data insights and proprietary technology, we provide users with personalized search results and recommendations that are tailored to each user’s particular financial needs and credit profile. We also enable financial service providers with sales and marketing solutions to reach and serve their target customers more effectively through online and mobile channels and enhance their competitiveness by providing them with tailored data, risk management and end-to-end solutions. We are committed to maintaining an independent open platform, which allows us to serve the needs of users and financial service providers impartially.

As an open platform, we have access to data from users, financial service providers and of third-party data partners that are obtained with their respective consent. Our data analytics and proprietary technology enable us to conduct extensive analysis and offer valuable services to both users and financial service providers. These capabilities drive product recommendations and credit analysis for users and support credit underwriting, fraud detection and fraud prevention for financial service providers. In particular, we offer big data risk management solutions to financial service providers, which help them improve their customer acquisition, application approval, fraud detection and prevention and other credit underwriting processes. Our proprietary technology enables us to match users with the appropriate financial products and to help financial service providers better target and serve users. We have been continually improving our advanced matching capability by leveraging big data, artificial intelligence and other technologies.

Our users have convenient access to a wide variety of financial products on our platform, including consumer and other loans, credit cards and wealth management products. The variety of financial products on our platform was further diversified to include insurance products in the fourth quarter of 2019. We are able to identify and recommend the most suitable products for each user’s specific financial circumstances from a wide selection of products with different credit policies and geographic coverage offered by financial service providers. Users can easily compare the terms and conditions of products from different financial service providers on our platform. With Gold Cloud, our integrated solution, we offer a seamless user experience throughout the entire discovery, application approval and loan servicing process, and a significant and increasing number of applications are completed without leaving our platform. Because consumers in China lack understanding of the increasingly complicated financial products that are available on the market, we enable them to access a wide range of information and content on our platform, including short videos, audio, online articles and offline booklets and handouts. Our content educates and provides valuable information to users to make more informed financial decisions, serves as a reference point for financial service providers and is widely reported by the media and other institutions.

A large and diverse group of financial service providers offer a wide variety of financial products nationwide across a broad credit spectrum on our platform. We have invested nine years in building our stable and strong network from the ground up as most traditional financial institutions in China only operate within specific geographic areas or conduct their business on a city-by-city basis, with localized business strategies and credit policies. Additional financial service providers are proactively reaching out to us to join our network. We provide sales and marketing solutions to financial service providers to help them acquire customers through online and mobile channels, and enable them with data, risk management and end-to-end solutions. Traditional financial institutions that face challenges understanding and interacting with mobile savvy customers often adopt our sales and marketing solutions when they first join our platform, and over time more and more of them have been adopting our big data risk management solutions as well.

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

We have experienced substantial growth since the commencement of our operations, and our management team has a strong track record of executing our strategies. We introduced loan recommendation services in the first quarter of 2012, credit card recommendation services in the third quarter of 2013 and wealth management information services in the second quarter of 2014. We introduced our big data risk management solutions in the second quarter of 2015 and our Gold Cloud system in the first quarter of 2016. In the fourth quarter of 2019, we further diversified the types of financial products on our platform with the introduction of insurance products.

Our Open Platform

Overview of our platform

We operate an independent open platform for the discovery and recommendation of financial products in China. Financial service providers offer a wide variety of financial products on our platform, including consumer and other loans, credit cards, wealth management products and insurance products. In addition to matching users to financial products, we provide a wide range of services and solutions to financial service providers on our platform, including sales and marketing solutions, big data risk management solutions and integrated solutions through Gold Cloud. Moreover, we provide extensive professional content on financial products, the financial industry and personal finances in many forms, including short videos, audio, online articles and offline booklets and handouts. Users generally access our platform through our mobile channel, which accounts for approximately 91% of the traffic to our platform in 2019.

Financial products on our platform

Overview

Our platform had over 179,700 financial products in 2019, including over 50,700 loan products, 3,000 credit card products, 125,600 wealth management products and 400 insurance products. All of the financial products on our platform are offered and sold by financial service providers. Depending on our arrangement with the financial service provider, applications for financial products may be hosted on our platform or referred to the financial service provider’s platform.

Loan products

We launched our platform with consumer loan recommendation services in the first quarter of 2012. We added recommendation services for SME and auto loans in the second quarter of 2012 and mortgage loans in the third quarter of 2012. Users submitted a total of approximately 37.7 million loan applications through our platform in 2019. As of December 31, 2019, out of all the loan products offered on our platform, around 80% were consumer loan products. Our revenue for loan recommendation services is generally determined on a cost-per-action basis, where the action is generally determined by a user’s completion of a loan application.

•                  Consumer loan products provide for a wide variety of personal needs such as home decorations, weddings, travel, major appliances and other personal expenses. China’s population has been increasing its consumption, which has driven the demand for consumer loans. As a result, a broad range of financial service providers offer consumer loan products through our platform, addressing a wide range of financial needs across the credit spectrum. Consumer loan products can vary greatly by terms, targeted borrowers and approval conditions. Substantially all of the consumer loan products offered on our platform are unsecured. As of December 31, 2019, consumer loan products on our platform generally had terms ranging from one month to three years and principal amounts of between RMB1,000 (US$143.6) and RMB1 million (US$143.6 thousand).

•                  SME loan products target small businesses that need capital to start up or expand their operations, purchase inventory or meet day-to-day expenses. SME loans have been supported by the significant growth in SMEs and an increase in financial service providers who are extending credit to this market segment. As of December 31, 2019, SME loan products on our platform generally had terms ranging from one month to ten years and principal amounts of between RMB20,000 (US$2.9 thousand) and RMB10 million (US$1.4 million).

•                  Mortgage loan products include both loans to help users make an initial purchase of property and, more commonly, loans secured by property that the user already owns. Our geographic coverage gives us unique insights into the mortgage lending market in China, and we provide up-to-date mortgage market information on our platform including real-time mortgage rates for 50 cities in China. As of December 31, 2019, mortgage loan products on our platform generally had terms ranging from 10 months to 30 years and principal amounts of between RMB100,000 (US$14.4 thousand) and RMB1.6 million (US$0.2 million).

•                  Auto loan products include loans for the purchase of new and used automobiles as well as loans secured by an automobile that the user already owns. The market for auto loans has grown tremendously in China in recent years. Auto loans are especially popular among young urban professionals who have good salaries but limited savings. As of December 31, 2019, auto loan products on our platform generally had terms ranging from 12 months to 3 years and principal amounts of between RMB40,000 (US$5.7 thousand) and RMB0.3 million (US$43.1 thousand).

Users can efficiently browse the different loan products offered by local financial service providers on our platform based on their specific needs utilizing our recommendation engine. Depending on the country and on our arrangement with the financial service provider, applications for loan products may be hosted on our platform or referred to the financial service provider’s platform or app. Starting at the end of 2019, we added loan recommendation services to users overseas in Southeast Asia on our platform.

Credit card products

We introduced credit card recommendation services on our platform in the third quarter of 2013, and we are the largest independent online credit card application platform in China.  We have cooperated with 30 credit card issuers that accept applications online in China, including 5 state-owned banks and 11 of the 12 joint-stock banks. Since 2018, we have also broadened and diversified our credit card partners network to include more of the banks’ local branches and authorized partners. Our revenue for credit card recommendation services is generally determined on a cost-per-success basis, where the success is most often defined as the issuance of a credit card and in other cases by the completion of an application or the first usage of a credit card, depending on the issuer’s policy. Our credit card volume, which is our measure of the number of credit cards we generate revenues from, in 2019 was approximately 5.9 million as of December 31, 2019. Starting in the third quarter of 2019, we also started credit card recommendation services to users in Hong Kong after completing the acquisition of 55% of equity interests in a Hong Kong-based independent digital media platform specializing in the field of financial services primarily in Hong Kong.

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

Wealth management products

We introduced wealth management information services to our platform in the second quarter of 2014. Unlike with loans and credit cards, our users are investors rather than borrowers in relation to wealth management products, so we provide them with information about the terms and conditions of the products and the relative credit risk of the different financial service providers that offer the products. While users can obtain information on wealth management products on our platform, we have made a deliberate choice not to host purchases of these products on our platform, due in part to regulatory uncertainty, potential investment risk for our users and the potential impact on our brand. Users must either click through to the financial service provider’s platform or contact the financial service provider offline to place an order. We currently focus on less risky products, including certificates of deposit, money market funds, etc.

Insurance products

We introduced insurance product information services to our platform after completing the acquisition of an insurance brokerage company in China with the necessary insurance broker license in the fourth quarter of 2019. We cooperate with approximately 40 insurance companies and their agents selling insurance products in China. The types of insurance products currently available on our platform include life insurance, auto and home insurance, savings insurance, medical insurance, etc.

Our users

Our users are predominately individual consumers, though they also include many sole proprietors and SMEs. We have a geographically diverse user base, as the top three cities in terms of number of users accounted for only 3.4%, 2.5% and 2.4% of our total users in 2019.

The discovery and recommendation process for loans and credit cards

The first time users launch our app or access our website, our platform is able to detect their IP address and other information as to their location, and asks them to confirm the city where they reside. “City” in this context refers to administrative subdivisions that contain both urban and rural areas and in the aggregate include most of the population of China. Although more and more financial service providers have been able to leverage mobile technology to offer the same financial products nationally, most of the traditional financial institutions still operate on a city-by-city basis and have localized credit policies, local “know your client” and credit approval processes, and local client servicing, so while we operate a national site for all of China, most products are only available after the user confirms their city. The first time that users try to view the details of any particular financial product, they will be asked to register on our platform by inputting certain basic information about themselves including their mobile phone numbers.

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

The application and approval process

The application process depends on the type of financial product and the financial service provider selected by the user. Depending on the financial product that the user wishes to apply for, the user may be asked to provide more detailed information. There are several different types of information that may be requested, with the exact questions varying depending on the policies of the financial service provider and the terms of the specific financial product. Users will be able to skip part or all of this step if they already provided this information previously, so our platform becomes even more convenient with repeated use.

Application approval time varies with the type of financial service provider and the terms of the product. Micro-loans may be approved within a few minutes, whereas loans from traditional financial institutions may take one to two weeks for approval. Credit card applications often can be approved within a day, not including the time required to deliver the physical card to the successful applicant or any additional time required for activation of the card.

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

Content

Our platform provides rich and professional content to our users as a way of driving user engagement and cultivating user loyalty. We have a wealth of data about a wide range of financial products on our platform and we empower users to compare and contrast different products within and across product categories. We also provide a variety of third-party information on the subjects of personal finances, wealth management and financial planning, including wealth management columns and articles and an online wealth management forum. In addition, we have a dedicated team that creates additional content for our platform that is used by academic institutions, industry experts and government bodies. For example, we have issued a series of reports and analyses related to mortgages, consumer loans, consumer finance asset-backed securities, the consumer finance industry, etc. We also issue monthly mortgage reports covering 66 mortgage lenders in 36 cities in China. Our content includes research reports, investment reports, mortgage reports, industry reports and rating reports for online investment platforms. Content is available in a number of forms including short videos, Vlogs, cartoons, audio, online articles and offline booklets and handouts, and we distribute our content through a third-party syndicated content network that includes CCTV, Xinhua Finance, ChinaNews, People’s Daily Online, Yahoo Finance, etc., as well as Tencent’s Wechat social media platform, Kwai’s video platform and Toutiao’s news and information mobile app. We believe that our content library attracts both existing and potential users to our platform and complements our other channels for attracting user traffic.

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

Financial service providers

We have attracted a large and diversified group of financial service providers to our platform, including 5 state-owned banks and 11 of the 12 joint-stock banks in China. In both 2019 and 2020, over 2,000 financial service providers offered products on our platform, including banks, credit card issuers, consumer finance companies, micro-loan companies, insurance companies and other licensed financial institutions, and a variety of local financial service providers.

China’s retail financial services market is highly fragmented. Many of the financial institutions only operate within specific geographic areas or conduct their business on a city-by-city basis, with localized business strategies and credit policies. The nine years that we have invested building our network of financial service providers from the ground up have enabled us to offer a variety of financial products across a broad credit spectrum with extensive geographic reach in over 350 cities across China.

Sales and marketing solutions and advertising services

Our platform provides efficient and effective sales and marketing solutions to financial service providers. We perform an initial screening of users based on information provided by the user or otherwise obtained with the user’s permission. We check for patterns of suspicious activity or information that is not consistent or appears to be fabricated. We synthesize information from our users with data from financial service providers and third-party data partners to build up a user profile for each user. This allows us to match users with financial products and allocate users to financial service providers.

In addition, we have offered advertising services to financial service providers, mostly for providers of credit cards and wealth management products. From time to time, we purchase advertising resources from third-party search engine, social networking and other platforms for the purpose of providing advertising services. To maintain our position as an independent open platform, we strictly separate our advertising services and our content on credit research and rankings to ensure that our recommendations and research reports remain impartial and independent.

Big data risk management solutions

We introduced our big data risk management solutions in 2015. We leverage our big data technology to provide one-stop, cost-effective and diversified risk management services and solutions to financial service providers. Through collaborations with users, financial service provides and third-party data partners, we have authorized access to a wide variety of information.

Our big data risk management solutions range from simple to highly integrated:

•                  Data solutions. We provide data products to financial service providers to enhance their data and risk-management capabilities by leveraging information that we have access to.

•                  Modeling solutions. At the next level, we provide tailored modeling solutions that the financial service provider can use to analyze the data. The modeling solutions can be used in credit assessment and credit decisioning.

•                  Total solutions. Our big data risk management solutions can be fully integrated into the financial service provider’s own system and used as end-to-end solutions. Our goal is to provide financial service providers with an integrated solution encompassing product design, user acquisition, marketing, risk management and user services. We are also dedicated to helping our banking partners to build and boost digital capabilities so that they could better serve more consumers with financial needs.

In 2019, we started to offer our big data risk management solutions to financial service providers overseas in Southeast Asia, providing end-to-end integrated solutions to empower inclusive financing businesses.

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

Gold Cloud appeals to a variety of financial service providers which do not have their own risk management departments or which are unable to keep up with best practices in this area. Gold Cloud enables us to remain engaged with the user for longer and build up our relationship and brand. It also gives us additional insights from our data, allowing us to improve our recommendation engine for matching users to financial products.

Screening of financial service providers and financial products

We screen the financial products that are offered on our platform based on the financial service provider’s licensing status, the suitability of the product for our users, the creditworthiness of the financial service provider, the quality of the customer service provided by the financial service provider, the terms and conditions of the financial products and other factors. One major step in the screening of financial products is examining and verifying the qualifications of the financial service providers that offer them. We examine their business licenses, the qualification certificates for their products and their reputation in the industry and make inquiries about the market acceptance of their financial products. As a part of our internal control process, we conduct our own due diligence on financial service providers and maintain a whitelist of financial service providers based on our verification results. We typically enter into framework agreements of fixed terms with financial service providers and renew them periodically if the relationship continues to be satisfactory. Starting in 2019, we regularly conduct random checks and screenings of our existing financial service provider partners during the term of our cooperation with them to ensure the continual suitability of their financial products for our users, including re-examining their business licenses, the qualification certificates for their products and their current business operation status. We also constantly monitor user feedback of each financial product and financial service provider as well as other related public social indicators to ensure that we can promptly identify and deal with risky financial products and financial service providers.

Data and Technology

We have built our technology infrastructure relying primarily on proprietary software and systems and to a lesser extent on third-party software that we have modified and incorporated. Our advanced technology is vital in supporting our discovery and recommendation-based open platform for financial products.

As an open platform, we have access to data from users, financial service providers and third-party data partners that are obtained with their respective consent. Our data modeling and analytical capabilities drive product recommendations and credit analyses for users and support credit underwriting and fraud detection and prevention for financial service providers.

Big data

Data sources. Users provide us information with consent when they register on our platform and when they apply for financial products through our platform. We have authorized data on applications, approvals and credit performance from financial service providers. We also collaborate with third-party data partners with respect to data obtained with users’ permission.

Infrastructure and modeling and algorithm support. The real-time decisioning and fast iteration of our big data model is well supported by our big data infrastructure and algorithms. Our data platform can extract multi-dimensional features from multi-source data in a highly efficient and secure way to support modeling. We use a base big data cluster for the mining of massive volume of data. We use a graphic database to support the calculation of billions of items of data on social network relationships. We adopt a framework of streaming computing to support real-time updates to our data and model. As a result, our big data model can complete decisioning within milliseconds after a user uploads or updates his application materials.

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

Personalized smart recommendation system. Our personalized smart recommendation system is designed to help users increase the success rate of financial product application, help financial service providers increase their approval rates for financial products and reduce the overall service costs of distributing financial products. Synthesizing a wide variety of data from financial service providers, including encrypted data on user profiles, user application histories and feedback on user approvals, we have built our recommendation model through machine learning. The model can predict the success rate of a user’s application for each financial product and estimate the credit limit that the user can obtain. This allows us to make accurate and personalized recommendations of financial products to our users.

Big data risk management solutions

We provide risk management solutions based on big data analytics and modeling. We believe big data analytics provide more accurate risk forecasts and support more comprehensive risk management decisioning than the traditional scorecard model. Our data platform can extract features from multi-source encrypted data to construct user profiles. We have built a deep transfer learning model to understand the features of and the relationships between different types of data. This understanding helps to increase the generalization ability and forecast performance of our big data model. The entire process of data input, encryption, feature generation, modeling optimization and forecast decisioning is free from manual intervention, which accelerates model iteration and protects data security.

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

We have sales and business development personnel based at our headquarters in Beijing, at our regional offices in Shanghai and Shenzhen and a dozen of tier 2 cities in China. This allows our sales and business development team to be in close contact with the research and development team and operations team at our headquarters to maintain an aligned sales and business development strategy. The sales and business development personnel at our regional offices focus on catering and understanding local market requirements, which helps the other teams at our headquarters remain abreast of developments with financial service providers in different regions of China.

Marketing and Brand Promotion

The “RONG360” brand is well recognized as an intelligent mobile platform for financial products in China. We plan to continue to use the “RONG360” brand for our platform in China.

We employ a variety of marketing methods to promote our image as a reliable, smart and accessible platform. Our mascot Rong Bulls in eight colors represent the diversity of our offerings to both users and financial service providers. Our marketing team works closely with our sales and business development team and utilizes our proprietary data analytical capabilities to conduct cost-efficient marketing. We acquire user traffic from third-party channels, including search engines, news feeds, social networking platforms, app stores and specific apps, and incur traffic acquisition expenses. We also have organic traffic on our platform which is not redirected from third-party channels and for which we do not incur traffic acquisition expenses.

We leverage social network and social media platform as an effective and efficient tool for user acquisition and engagement. We introduced a cooperation system called the Social Media and Partner Program in the third quarter of 2018, through which our users may register as our business partners to recommend the financial products on our platform to their social contacts through social network and social media platform, and are rewarded according to our incentive policies. The Social Media and Partner Program has been very effective in user acquisition and engagement since its inception, particularly in the recommendation of credit card products on our platform to new users. In 2019, approximately 60% of the credit card volume on our platform were from user traffic acquired through recommendation by our business partners to their social contacts under the Social Media and Partner Program.

In addition, we primarily conduct marketing on online, mobile and social media platforms. We use mostly self-produced articles and videos as marketing materials. Since July 2015, we have produced a weekly series of videos on financial literacy including fraud avoidance. Since September 2019, we have also produced a series of short video programming focused on uncovering financial scams. Both series have been highly popular and won numerous awards from organizations like Fuzhou Municipal Administration for Market Regulation and Payment & Clearing Association of China. We distribute our content through a third-party syndicated content network that includes Weibo, Tencent’s video platform, Kwai’s video platform and Toutiao’s news and information mobile app, etc. to generate additional user traffic to our platform. We do not pay a fee for this content distribution, except when the content distribution is one element of a marketing campaign and we are paying a fee for the marketing campaign as a whole. We were also invited to prominent industry events and conferences to promote our brand and our platform, for instance, the 2019 Boao Forum for Asia, the sixth World Internet Conference in 2019 and the 19th China Entrepreneur Future Star Conference in 2019. In addition, we have organized and participated in a variety of charitable activities mostly related to helping to spread financial literacy in China, including providing left behind children with our “RONG360 Financial Fraud Prevention Manual” and sporting equipment, hosting seminars about financial literary and fraud prevention in poverty areas in China, etc.

We are a standing member of the National Internet Finance Association of China, the Beijing Internet Finance Association and the Zhongguancun Internet Finance Association and the Zhongguancun Modern Information Consumer Application Industry Technology Alliance. We are also a member of the Internet Society of China, the Shenzhen Internet Finance Association, the Beijing Communication Industry Association, the Beijing Zhongguancun High-Tech Enterprises Association and the Shanghai Foreign Investment Association.

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

Seasonality

Our revenue and operating results have fluctuated in the past from quarter to quarter due in part to seasonal variations in demand for financial products. Typically, our revenue is lowest in the first quarter of the year, in part due to the reduced level of borrowing activities during the Chinese New Year holiday, and highest in the fourth quarter of the year. In 2019, our revenue was highest in the first quarter with decreases in revenue in each subsequent quarter, which was primarily due to the continuous decreases in revenues from recommendation services for loan products, resulting from the continuous decreases in the number of financial products available on our platform given the credit tightening and change of industry dynamics in 2019. However, due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

Intellectual Property

We seek to protect our technology, including our proprietary technology infrastructure and core software system, through a combination of copyrights, trade secrets, trademarks and confidentiality agreements. As of December 31, 2020, we hold or otherwise have legal right to use 161 registered copyrights for software or work of art, 192 registered domain names, including rong360.com, and 72 registered trademarks, including “Rong360.”

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

Regulations Related to Internet Information Security and Privacy Protection

The PRC government has enacted laws and regulations with respect to internet information security and protection of personal information from any inappropriate collection activities abuse or unauthorized disclosure. Internet information in China is regulated and restricted from a national security standpoint. PRC laws impose criminal penalties for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. In addition, the Ministry of Public Security has promulgated measures prohibiting use of the internet in ways which result in a leak of state secrets or a spread of socially destabilizing content, among other things. If an internet information service provider violates any of these measures, competent authorities may revoke its operating license and shut down its websites.

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

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued in 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations. In addition, according to the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues concerning the Application of the Law in Handling Criminal Cases Involving Crimes of Illegally Using the Information Network or Providing Aid for Criminal Activities regarding Information Network issued on October 21, 2019 and taking effect on November 1, 2019, a violator refusing to perform the obligation of safety management for the information network, causing the disclosure of user information, and falling under one of the following circumstances shall be deemed “causing serious consequences” as prescribed under the PRC Criminal Law: (i) causing the disclosure of not less than 500 pieces of location information, communication content, credit information, and property information; (ii) causing the disclosure of not less than 5,000 pieces of accommodation information, communication records, health and physiological information, transaction information and other user information that may affect personal or property safety; (iii) causing the disclosure of not less than 50,000 pieces of user information other than the information set forth in items (i) and (ii); (iv) causing the disclosure of user information which quantity does not meet the standards set forth in items (i), (ii) and (iii), but meets the relevant quantity standards after conversion at the corresponding proportion in aggregate; (v) causing deaths, serious injuries, mental disorders or kidnapping of others, or other serious consequences; (vi) causing material economic losses; (vii) seriously disturbing the social order; or (viii) causing other serious consequences.

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

On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Office of the Ministry of Industry and Information Technology, the General Office of the Ministry of Public Security and the General Office of the State Administration for Market Regulation jointly issued the Notice on the Measures for Determining the Illegal Collection and Use of Personal Information through Apps, which aims to provide reference for supervision and administration departments and provide guidance for app operators’ self-examination and self-correction and social supervision by netizens, and further elaborates the forms of behavior constituting inappropriate collection activities and use of the personal information through apps including: (i) failing to publish the rules on the collection and use of personal information; (ii) failing to explicitly explain the purposes, methods and scope of the collection and use of personal information; (iii) collecting and using personal information without the users’ consent; (iv) collecting personal information unrelated to the services it provides and beyond necessary principle; (v) providing personal information to others without the users’ consent; (vi) failing to provide the function of deleting or correcting the personal information according to the laws or failing to publish information such as ways of filing complaints and reports.

Users give us certain personal information and we also synthesize, analyze and share the information with financial service providers. We have taken necessary measures in order to obtain consent from users to keep and use their personal information, and have also established information security systems to protect the user information and to abide by other network security requirements under applicable laws and regulations.

Regulation Related to Foreign Investment

Foreign Investment law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the PRC Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020 and replaced three major previous laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Law, the Sino-foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their respective implementing rules. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Implementing Rules introduce a see-through principle and further provide that foreign-invested enterprises that invest in the PRC shall also be governed by the Foreign Investment Law and the Implementing Rules.

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market access stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s access to specific fields or industries, which will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other relevant departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investments beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with the special requirements on the shareholding, senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalogue of industries for which foreign investments are encouraged according to the needs for national economic and social development, to list the specific industries, fields and regions in which foreign investors are encouraged and guided to invest. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2020 version), or the 2020 Negative List, as promulgated by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce and taking effect on July 23, 2020, and the Encouraged Industry Catalogue for Foreign Investment (2020 version), as promulgated by the NDRC and the Ministry of Commerce and taking effect on January 27, 2021. Industries not listed in these two catalogues are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws.

According to the Implementing Rules, the registration of foreign-invested enterprises shall be handled by the State Administration for Market Regulation, or the SAMR or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to licensing in accordance with laws, the relevant competent government department responsible for granting such license shall review the license application of the foreign investor in accordance with the same conditions and procedures applicable to PRC domestic investors unless it is stipulated otherwise by the laws and administrative regulations, and the competent government department shall not impose discriminatory requirements on the foreign investor in terms of licensing conditions, application materials, reviewing steps and deadlines, etc.

Pursuant to the Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by the MOFCOM and the SAMR, which took effect on January 1, 2020, a foreign investment information reporting system shall be established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner.

Foreign Investment Restriction on Value-Added Telecommunications Services

According to the 2020 Negative List and other applicable laws and regulations, the industries of value-added telecommunications services (other than the services of electronic commerce, multiparty conferencing within the PRC, information storage and forwarding, and call center) are generally restricted to foreign investment with very limited exceptions in certain pilot demonstration zones.

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

Regulations Related to Value-added Telecommunications Services

The PRC Telecommunications Regulations, as most recently amended in February 2016, are the primary regulations governing telecommunications services. Under the Telecommunications Regulations, a telecommunications service provider is required to procure operating licenses prior to the commencement of its operations. The Telecommunications Regulations distinguish “basic telecommunications services” from “value-added telecommunications services.” Value-added telecommunications services are defined as telecommunications and information services provided through public networks. A catalogue was issued as an attachment to the Telecommunications Regulations to categorize telecommunications services as either basic or value-added, and the value-added telecommunications services are further divided into Class I value-added telecommunications services and Class II value-added telecommunications services. The current catalogue, as most recently updated in June 2019, categorizes online information services as Class II value-added telecommunications services.

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

Pursuant to the Administrative Measures on Internet Information Services, “internet information services” refers to the provision of information through the internet to online users, and they are categorized into “commercial internet information services” and “non-commercial internet information services”. Commercial internet information service is a type of Class II value-added telecommunications service in the current catalogue attached to the Telecommunications Regulations, as most recently updated in June 2019. A commercial internet information services operator must obtain a value-added telecommunications services license for internet information services, which is known as an ICP License, from the relevant government authorities before engaging in any commercial internet information services operations in China. No ICP License is required if the operator will only provide internet information on a non-commercial basis. According to the Administrative Measures on Telecommunications Business Operating Licenses, an ICP License has a term of five years and can be renewed within 90 days before expiration.

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

Regulation Related to Insurance Brokerage Business

According to the Administrative Measures for Insurance Licenses promulgated by China Insurance Regulatory Commission, currently known as the China Banking and Insurance Regulatory Commission, or the CBIRC, in June 2007 and the PRC Insurance Law promulgated by the SCNPC, in June 1995 and most recently amended in April 2015, an insurance brokerage company is an entity that, in the interest of the applicant, provides intermediary services between the applicant and the insurer for the conclusion of an insurance contract and receives a commission in accordance with relevant laws. An insurance brokerage company shall obtain an Insurance Brokerage Business Operation License before it engages in insurance brokerage business.

The Regulatory Provisions on Insurance Brokerages, or the Insurance Brokerages Provisions, which was promulgated by the CBIRC on February 1, 2018 and took effect on May 1, 2018, are also important regulations in the regulatory and legal framework for the PRC insurance brokerage industry. According to the Insurance Brokerages Provisions, to operate insurance brokerage business, an insurance brokerage company shall satisfy the relevant statutory requirements with respect to its shareholders, registered capital, business scope, articles of associations, company name, senior management personnel, governance structure, internal control system, feasible business mode, business premise, etc. An insurance brokerage company may not exceed the business scope and business area of the insurers, and may operate all or part of the following businesses: (i) drafting insurance plans for policyholders, selecting insurance companies and processing insurance application formalities; (ii) assisting insured parties or beneficiaries in making claims; (iii) carrying out reinsurance brokerage businesses; (iv) providing disaster prevention or loss prevention, risk evaluation and risk management advisory services to entrusting parties; and/or (v) any other insurance brokerage-related business stipulated by the CBIRC. In addition, the examination and approval of the qualification of insurance brokerage practitioners have been canceled by the PRC Insurance Law amended in 2015. Pursuant to the Insurance Brokerages Provisions, before an insurance intermediary practitioner begins to practice, his/her company shall handle the practicing registration in the insurance intermediary regulatory information system of the CBIRC for him/her. The practicing registration for each insurance brokerage practitioner shall only be conducted through one insurance brokerage company. Violations of the Insurance Brokerages Provisions by the insurance brokerage companies may subject them to penalties including without limitation warning, fines, confiscation of illegal gains, rectification, revocation of licenses, and the insurance brokerage companies may be prevented from applying for administrative approval again within a specified time.

On April 2, 2019, the CBIRC promulgated the Circular on Issuing the 2019 Plan for the Rectification of Chaos in the Insurance Intermediary Market, or the Rectification Plan, aiming to further curb the chaos of violations of laws and regulations in the insurance intermediary market. The Rectification Plan mainly provides three key tasks: (i) to ascertain insurance companies’ responsibility for management and control of various intermediary channels; (ii) to carefully investigate business compliance of insurance intermediaries; and (iii) to strengthen the rectification of insurance business of the third-party online platforms in cooperation with insurance institutions. An insurance intermediary shall strengthen the internal control management, prevent business risks, and focus on the rectification based on the following factors: (i) whether the professional insurance intermediary assists an insurance company in maliciously obtaining insurance proceeds by fabricating agency business, etc.; (ii) whether the professional insurance intermediary sells unapproved non-insurance financial products; (iii) whether the professional insurance intermediary grants benefits other than those stipulated in relevant insurance contracts to policyholders, the issued and beneficiaries; and (iv) whether the professional insurance intermediary has filed registration for sales personnel for practice in accordance with relevant regulations, etc.

On December 17, 2020, the CBIRC promulgated the Regulatory Measures for Online Insurance Business, or the Online Insurance Measures, which took effect on February 1, 2021. The Online Insurance Measures set forth the fundamental business rules applicable to the business operation of all insurance institutions (including insurance companies and insurance intermediaries) and their self-operated online platforms, as well as the specific business rules applicable to various types of insurance institutions and their business operation. In particular, the Online Insurance Measures provide that insurance institutions shall sell the Internet insurance products or provide insurance brokerage and insurance adjustment services through their self-operated online platforms or the self-operated online platforms of other insurance institutions, and the insurance application page must belong to the self-operated online platforms of insurance institutions. If an insurance intermediary conducts the Internet insurance business, its insurance type shall not exceed the insurance coverage and business area of the underwriting insurance company, and its business scope shall not exceed the scope agreed upon in the cooperation or entrustment agreement. An insurance institution operating the Internet insurance business shall submit information related to its self-operated online platforms, Internet insurance products, cooperative sales channels, and related changes to the relevant information system of the relevant regulatory authority. An insurance institution shall submit a report on the operation of the Internet insurance business over the previous year to the relevant information system before April 30 each year. In addition, insurance institutions are required to conduct rectification in accordance with the Online Insurance Measures, complete the rectification of system construction, marketing, sales management, information disclosure and other issues within three months following the implementation of the Online Insurance Measures, and complete the rectification of other business operation issues within six months thereafter, and complete the network security level protection certification of the self-operated network platform within 12 months thereafter. Any insurance institutions in violation of the Online Insurance Measures may be ordered to make rectification or subject to other regulatory measures.

Regulation Related to Anti-money Laundering

Pursuant to the PRC Anti-money Laundering Law, which was promulgated by the SCNPC on October 31, 2006 and took effective on January 1, 2007, a financial institution established in the PRC or a special non-financial institution that shall perform the obligation of anti-money laundering shall adopt relevant prevention and supervision measures according to the laws, establish and improve its clients’ identification system, preservation system of clients’ identity materials and transactional records, reporting system of large sum transactions and doubtful transactions, and perform its anti-money laundering obligations.

Pursuant to the Notice of Strengthening Anti-money Laundering in Insurance Industry promulgated by the CBIRC on August 10, 2010 and Administrative Measures for Anti-money Laundering Agenda in Insurance Industry promulgated on September 13, 2011 by the CBIRC and became effective on October 1, 2011, the CBIRC shall organize, coordinate and direct anti-money laundering efforts in insurance industry.

Pursuant to the Notice of Strengthening Anti-money Laundering in Insurance Industry, equity investments in insurance intermediaries and equity structure changes therein should be in line with relevant requirements on fund sources in anti-money laundering laws and regulations of the PRC. According to the provisions of the Administrative Measures for Anti-money Laundering Agenda in Insurance Industry, insurance brokerage companies shall, in the light of the real-name system for policies and according to the work principles that client materials are complete, transaction records are available for inspection and circumstance of funds is regulated, effectively enhance the internal control level of anti-money laundering. Insurance brokerage companies shall establish an internal control system for anti-money laundering and prohibit funds which have an illegal source from investing into them. The senior management officers of insurance brokerage companies shall understand laws and regulations on anti-money laundering. Newly established insurance intermediaries and branch institutions and those restructured or reformed should meet anti-money laundering criteria specified by the CBIRC, including (i) establishment of system for client identity recognition, client identity and transaction record keeping, training and education, auditing, confidentiality, internal control system and operation protocols including those facilitating monitoring and inspection and administrative investigation; (ii) dedicated anti-money laundering posts and job descriptions, manning and training for such posts; and (iii) other requirements according to regulatory provisions.

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

On October 23, 2019, SAFE issued Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28, which took effect on the same day. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, provided that such investments do not violate the effective special entry management measures for foreign investment (negative list) and the target investment projects are genuine and in compliance with laws. Since Circular 28 was only issued recently, its interpretation and implementation in practice are still subject to substantial uncertainties.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

In 2014, SAFE issued the SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a “special purpose vehicle” refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through special purpose vehicles, namely, establishing foreign-invested enterprises to obtain ownership, control rights and management rights. SAFE Circular 37 provides that, before making a contribution into a special purpose vehicle, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch.

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

C.                                    Organizational Structure

The following diagram illustrates the principal entities in our corporate structure as of the date of this annual report:

We conduct most of our business operations through our directly owned subsidiaries. However, due to the PRC legal restrictions on foreign ownership of value-added telecommunications businesses, we conduct a significant part of such operations in China through our VIEs. Our VIEs will also employ part of our research and development team. In addition, RDD has obtained a value-added telecommunications services license for internet information services, which is known as an ICP License.

Contractual Arrangements with the VIEs

We have entered into a series of contractual arrangements, including exclusive call option agreements, equity pledge agreements and exclusive business cooperation agreements, with the VIEs and their shareholders. These contractual arrangements allow us to exercise effective control over the VIEs, receive substantially all of the economic benefits of the VIEs, and have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we are regarded as the primary beneficiary of the VIEs, and we treat them as our variable interest entities under U.S. GAAP. We consolidate the financial results of the VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. On April 3, 2019, one of the previous shareholders of RDD transferred her equity holdings in RDD to another individual. Concurrent with the completion of such equity transfer in RDD, the previous contractual arrangements we entered into with RDD’s previous shareholders that provided us effective control over RDD were terminated and a new set of contractual arrangements with the same terms were entered into with RDD’s new shareholders.

The following is a summary of the contractual arrangements entered into by and among RQN or Beijing Rongsanliuling Information Technology Co., Ltd., or R360, as applicable, the applicable VIE and the shareholders of the applicable VIE.

Agreements that provide us effective control over the VIEs

Exclusive Purchase Option Agreements.   Pursuant to each exclusive purchase option agreement by and among RQN or R360, as applicable, the applicable VIE, and the shareholders of the applicable VIE, each of the shareholders of the applicable VIE irrevocably grants RQN or R360, as applicable, an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholders’ equity interests in the VIE at the lowest price permitted by applicable PRC law. In addition, the applicable VIE grants RQN or R360, as applicable, an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of the assets of the VIE at the price of the net book value of such assets, or the lowest price permitted by applicable PRC law, whichever is higher. Without the prior written consent of RQN or R360, as applicable, the applicable VIE may not increase or decrease the registered capital, dispose of its assets, enter into any material contract with a value exceeding a specific amount except for those executed in the ordinary course of business, appoint or remove any directors, distribute dividends to the shareholders, guarantee its continuance, amend its articles of association and provide any loans to any third parties. The shareholders of the applicable VIE agree that, without the prior written consent of RQN or R360, as applicable, they will not transfer or otherwise dispose of their equity interests in the VIE or create or allow any encumbrance on the equity interests. Each exclusive purchase option agreement will remain effective until all equity interests in each applicable VIE held by its shareholders and all assets owned by each applicable VIE are transferred or assigned to RQN or R360, as applicable, or its designated representatives.

Equity Pledge Agreements.   Pursuant to each equity pledge agreement by and among RQN or R360, as applicable, the applicable VIE, and the shareholders of the applicable VIE, each of the shareholders of the applicable VIE pledges all of their equity interests in the VIE to guarantee their and the VIE’s performance of their obligations under the contractual arrangements including, but not limited to, the applicable exclusive business cooperation agreement, the applicable exclusive purchase option agreement and the applicable shareholders’ power of attorney. If the applicable VIE or its shareholders breach their contractual obligations under these agreements, RQN or R360, as applicable, as pledgee, will have the right to dispose of the pledged equity interests. The shareholders of the applicable VIE agree that, during the term of the equity pledge agreements, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests, and they also agree that the rights of RQN or R360, as applicable, relating to the equity pledges shall not be prejudiced by the legal actions of the shareholders, their successors or their designates. During the term of each equity pledge agreement, RQN or R360, as applicable, has the right to receive all of the dividends and profits distributed on the pledged equity interests. The equity pledges will remain effective until the applicable VIE and its shareholders discharge all their obligations under the contractual arrangements. We have registered the equity pledges in each VIE with the relevant office of the administration for market regulation in accordance with the PRC Property Rights Law.

Power of Attorney.   Each shareholder of each VIE has signed an irrevocable power of attorney. Pursuant to the power of attorney, each of the shareholders of the VIEs will appoint RQN or R360, as applicable, as their attorney-in-fact, to exercise all shareholder rights, including, but not limited to, attending the shareholders’ meeting, voting on all matters of the applicable VIE requiring shareholder approval, appointing or removing directors and executive officers, and disposing of all or part of the shareholder’s equity interests in the applicable VIE pursuant to the applicable exclusive purchase option agreement and the applicable equity pledge agreement. The power of attorney of shareholders of each VIE will remain in force for an unlimited term, unless RQN or R360, as applicable, issues a contrary instruction in writing otherwise.

Agreement that allows us to receive economic benefits from the VIEs

Exclusive Business Cooperation Agreements.   Under the exclusive business cooperation agreements by and between RQN or R360, as applicable, and the applicable VIE, RQN or R360, as applicable, has the exclusive right to provide the applicable VIE with technical, consulting and other services needed for the business of the VIE. In return, RQN or R360, as applicable, is entitled to receive a service fee from the applicable VIE. RQN or R360, as applicable, is entitled to receive the service fee on a monthly basis and at an amount equivalent to all of the net income of the applicable VIE as confirmed by RQN or R360, as applicable, which is adjustable at the sole discretion of RQN or R360, as applicable. RQN or R360, as applicable, owns the exclusive intellectual property rights created as a result of the performance of the applicable exclusive business cooperation agreement. Except with RQN’s or R360’s prior written consent, as applicable, the applicable VIE may not accept any consultation or services provided by any third party and may not cooperate with any third party regarding the matters contemplated by the applicable exclusive business cooperation agreement, unless RQN or R360, as applicable, appoints other parties to provide the applicable VIE with consultation or services. Each of the exclusive business cooperation agreements between RQN or R360, as applicable and the applicable VIE will remain effective unless terminated unilaterally by RQN or R360, as applicable.

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

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that our contractual arrangements with our variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and its implementing rules and how they may impact our business, financial condition and results of operations.”

D.                                    Property, Plant and Equipment

Our headquarters are located at the Zhongguancun technology hub in Beijing. Our research and development facilities and our management and operations facilities are located at our headquarters and two other locations in Beijing. We have sales and business development personnel at our headquarters in Beijing and at our regional offices in Shanghai and Shenzhen. We currently lease approximately 3,368 square meters of office space in Beijing, approximately 832 square meters of office space in Shanghai, approximately 461 square meters of office space in Shenzhen and approximately 5,125 square meters of office space in other cities in China.

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

A.                                    Operating Results

Overview

We are the leading independent open platform for discovery and recommendation of financial products in China. Our users have access to an extensive range of financial products on our platform, including consumer and other loans, credit cards, wealth management products and insurance products. We synthesize a massive volume of data and leverage our proprietary technology to identify and recommend the most suitable products for each user’s specific financial circumstances. Gold Cloud, our SaaS-based end-to-end solution which we introduced in the first quarter of 2016, supports the application, approval and loan servicing process for a large and growing percentage of our loan products, allowing financial service providers to offer a seamless user experience.

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

Our Relationship with RONG360

Before the completion of transfer of the platform business from RONG360 to us, our business was historically operated by RONG360 Inc. through its subsidiaries and variable interest entity. Our consolidated financial statements included elsewhere in this annual report include the assets, liabilities, revenues, expenses and cash flows that were directly attributable to us throughout the periods presented. See “Item 5. Operating and Financial Review and Prospectus—A. Operating Results—Critical Accounting Policies, Judgments and Estimates—Basis of Presentation and Principles of Consolidation.”

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

Ability to compete effectively

Our business and results of operations depend on our ability to compete effectively in the markets in which we operate. We compete primarily with other companies that also seek to position themselves as open platforms serving both users and financial service providers. We also compete with platforms that are affiliated with major internet companies, including search engine, social media, e-commerce and online payment companies. Some of these internet companies also offer their financial products on our platform, so they both compete and cooperate with us. In addition, we compete with financial service providers to the extent that they offer or list financial products on their own platform, and some of these financial service providers may also offer financial products on our platform as well. The internet finance industry is continually evolving, and new competitors may emerge at any time. We must continue to innovate our services and solutions in a way that financial service providers will find attractive. Our ability to compete effectively depends in large part on our ability to anticipate the needs of both financial service providers and users.

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

Impact of COVID-19 On Our Operations

Beginning in January 2020, the outbreak of COVID-19 has severely impacted China and the rest of the world, and our business and results of operations have been adversely affected as a result. In early 2020, the COVID-19 pandemic resulted in the temporary closure of many corporate offices across China. Given the strict implementation of quarantine measures during this period, we and certain of our business partners implemented temporary adjustment of work schemes allowing employees to work from home and adopted remote collaboration. We made operational adjustments to maintain the same high-quality service we had always provided our users, customers and partners as we simultaneously worked to minimize the impact of COVID-19 and push forward our business initiatives. However, as our cooperation with financial service partners rely heavily on face-to-face communications, our cooperation with them has been negatively impacted by the quarantine measures in China and in Beijing, in particular, for several months in 2020. Additionally, the global COVID-19 pandemic and the associated inability to travel globally has negatively affected the progress of the originally planned further expansion of our service offerings overseas since early 2020 and such negative impact may continue in 2021.

Many of the quarantine measures within China have since been relaxed, and we, together with our business partners, have gradually resumed normal operations since mid-July 2020. The COVID-19 global pandemic has resulted in, and may intensify, global economic distress, and the duration and extent of the impact of COVID-19 outbreak is highly uncertain at this time. The extent to which it may affect our results of operations, financial condition and cash flows will depend on the future development of the outbreak, which is also highly uncertain and difficult to predict and will depend on a number of factors, including the duration and severity of COVID-19, the extent and severity of new waves of outbreak in China and other countries, the development and progress of distribution of COVID-19 vaccine and other medical treatment and the effectiveness of such vaccine and other medical treatment, and the actions taken by government authorities to contain the outbreak, all of which are beyond our control. If the situation materially deteriorates in China or globally, our business, results of operations and financial condition could be materially and adversely affected.

See “Item 3. Key Information—D. Risk Factors —We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.”

Key Components of Results of Operations

Revenues

Our revenues are derived from recommendation services for loans and credit cards and advertising, marketing and other services offered to financial service providers.

The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the periods presented:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB (As Restated)%		RMB	US$	%
	(in thousands, except percentages)
Revenues:
Recommendation services:
Loans	1,119,456	77.4	1,015,407	52.8	666,307	95,709	46.4
Credit cards	228,905	15.9	689,822	35.9	585,993	84,173	40.8
Total recommendation services	1,348,361	93.3	1,705,229	88.7	1,252,300	179,882	87.2
Advertising, marketing and other services	97,412	6.7	216,647	11.3	183,427	26,348	12.8
Total revenues	1,445,773	100.0	1,921,876	100.0	1,435,727	206,230	100.0

Recommendation services.   We record fees charged for our recommendation services for loan products on a cost-per-action basis, where the action is generally determined by a user’s completion of a loan application. Due to macro slowdown and online lending market adjustments pertaining to the evolving regulatory framework, the loan applications on the Company’s platform has experienced fluctuation in volume and the average fee per loan application. The number of loan applications on the Company’s platform was approximately 37.7 million in the fiscal year 2019, representing a decrease of approximately 47.1% from the prior year. The average fee per loan application increased by 14.3% from RMB12.46 in 2017 to RMB14.24 in 2018 and increased by 24.2% to RMB17.68 (US$2.54) in 2019.

We record fees charged for our recommendation services for credit card products on a cost-per-success basis, where the success is most often defined as the issuance of a credit card and in other cases by the completion of an application or the first usage of a credit card, depending on the credit card issuer’s policy. Credit card volume for recommendation services in the fiscal year 2019 was approximately 5.5 million, representing a decrease of approximately 19.1% from fiscal year 2018. Our average fee per credit card, based on the portion of our credit card volume relating to our recommendation services revenues, increased from RMB92.78 in 2017 to RMB101.94 in 2018 and further to RMB106.45 (US$15.29) in 2019.

Advertising, marketing and other services.   We provide performance-based and to a lesser extent time-based advertising and marketing services primarily to financial service providers of credit cards and wealth management products, both on our own platform and on third-party search engine, social networking or other platforms where we purchase advertising resources. Other services primarily consist of big data risk management services we provide to financial service providers, which integrates data and provides customizable automatic credit information inquiry services to the financial service providers to facilitate their credit assessment primarily for loan products applicants.

Cost of revenues

The following table sets forth our cost of revenues, both in absolute amount and as a percentage of total revenues, for the periods indicated:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB (As Restated)%		RMB	US$	%
	(in thousands, except percentages)
Cost of revenues	(143,828)	9.9	(194,492)	10.1	(133,968)	(19,243)	9.3

Cost of revenues consists primarily of direct costs relating to advertising and marketing services revenue, data acquisition costs and short message service (SMS) fees, bandwidth and server hosting cost, online payment processing fees, depreciation, payroll and other related costs of operations. Our total cost of revenues increased by 35.2% from RMB143.8 million in the year ended December 31, 2017 to RMB194.5 million in the year ended December 31, 2018 and decreased by 31.1% to RMB134.0 million (US$19.2 million) in the year ended December 31, 2019, which was in line with the revenue increase and decrease during the respective periods. The percentage of our cost to total revenues remained stable for the periods of year ended December 31, 2017, 2018 and 2019.

Operating Expenses

Our operating expenses consist of sales and marketing expenses, research and development expenses, general and administrative expenses, impairment loss and penalties.

The following table sets forth our operating expenses, both in absolute amount and as a percentage of total revenues, for the periods indicated:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB (As Restated)%		RMB	US$	%
	(in thousands, except percentages)
Operating expenses:
Sales and marketing	(1,227,896)	84.9	(1,486,399)	77.3	(1,199,346)	(172,275)	83.5
Research and development	(153,905)	10.7	(241,270)	12.6	(272,343)	(39,120)	19.0
General and administrative	(93,718)	6.5	(178,371)	9.3	(100,896)	(14,493)	7.0
Impairment loss	—	—	—	—	(254,683)	(36,583)	17.7
Penalties	—	—	—	—	(30,000)	(4,309)	2.1
Total operating expenses	(1,475,519)	102.1	(1,906,040)	99.2	(1,857,268)	(266,780)	129.3

Sales and marketing expenses

Our sales and marketing expenses consist primarily of marketing expenses relating to traffic acquisition, rewards to business partners for promotion in social network and social media platform, payroll costs and related expenses for employees involved in sales and marketing activities, and expenses for the portion of our call center operations that we outsource. We expense all sales and marketing costs as incurred. We expect our sales and marketing expenses in 2020 to decrease in absolute terms and account for a smaller percentage of revenue, in line with our business trend and our efforts to improve operating efficiency.

Research and development expenses

Our research and development expenses consist primarily of payroll costs and related expenses for employees involved in developing and improving our platform and our services and solutions. We expense all research and development costs as incurred. We expect our research and development expenses in 2020 to decrease in absolute terms as we continue to engage in cost optimization measures.

General and administrative expenses

Our general and administrative expenses consist primarily of payroll costs and related expenses for employees involved in general corporate functions, including finance, legal and human resources, and professional fees relating to these functions. We expect our general and administrative expenses in 2020 to increase in absolute terms as the reversal of share-based compensation expenses in 2019 was a one-off event and there were increased general and administrative expenses associated with our expansion into new business in 2020, including the introduction of insurance products onto our platform starting in the fourth quarter of 2019.

Impairment loss and penalties

Our impairment loss in the year ended December 31, 2019 primarily reflects the impairment of the goodwill and intangible assets of an acquired subsidiary. The business of the subsidiary has been suspended and an investigation related to compliance of information collection or use was initiated by competent authorities in 2019. The investigation has concluded in 2021 and the subsidiary was imposed a fine, in relation to which, we recorded RMB30 million penalties in 2019. We did not incur any impairment loss or penalties for the years ended December 31, 2017 and 2018, respectively.

Taxation

Cayman Islands

We are not subject to income or capital gains tax under the current laws of the Cayman Islands. There are no other taxes likely to be material to us levied by the government of the Cayman Islands.

Hong Kong

Jianpu (Hong Kong) Limited, our subsidiary incorporated in Hong Kong, is subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million. Hong Kong does not impose a withholding tax on dividends.

China

Our PRC subsidiaries and our variable interest entities which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25% except for 15% for the entity qualified as High and New Technology Enterprises. In addition, our PRC subsidiaries and our variable interest entities are subject to value added taxes, or VAT, at a rate of 6% on the services we provide to financial service providers, less any deductible VAT we have already paid or borne. They are also subject to surcharges on VAT payments in accordance with PRC law.

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

The following table sets forth the cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses allocated from RONG360 for the year ended December 31, 2017 prior to the transfer of platform business to us:

For the Year Ended December 31, 2017
RMB (in thousands)

Cost of revenues	8,081
Sales and marketing expenses	25,049
Research and development expenses	29,940
General and administrative expenses	11,882
Total	74,952

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

Consistent with the criteria of ASC 606, we recognize revenues when performance obligations under the terms of a contract with a customer are satisfied and promised services have transferred to the customer, in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services and net of value-added tax.

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

We account for discounts and return allowances as variable consideration. We consider the constraint on variable consideration and only recognize revenue to the extent that it is probable that a significant reversal will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Customers for recommendation services are entitled to apply for returns for invalid recommendations within a specified period after the recommendation is delivered under a limited circumstance, i.e., the applicant’s phone number cannot be connected, or the applicant is in the blacklist maintained by the financial service providers, etc. Return allowances are estimated based on historical experiences of returns granted to customers.

Timing of revenue recognition may differ from the timing of payment from customers. We do not have material contract assets as we generally have the unconditional right to payment as revenue is recognized or the timing difference is immaterial. Accounts receivable represents amounts that we have satisfied the performance obligation and have the unconditional right to payment. Unearned revenue consists of payments received related to unsatisfied performance obligations at the end of the period, included in “Advance from customers” in our consolidated balance sheets. Due to the generally short-term duration of our contracts, the majority of the performance obligations are satisfied in one year. The amount of revenue recognized that was included in the receipts in advance from customers balance at the beginning of the year was RMB70.1 million and RMB80.5 million for the years ended December 31, 2018 and 2019.

Recommendation services:

(i)                                     Loans

We provide recommendation services in respect of loan products offered by the financial service providers on our platform, and assist the financial service providers or their loan sales representatives to identify qualified individual users or borrowers. We consider the financial service providers, including banks, consumer finance companies, micro-loan companies and other licensed financial institutions, or their loan sales representatives to be our customers, and receives service fees from the customers primarily based on number of applications of qualified users. After the users or borrowers submit applications for the recommended products to the customers, we do not retain any further obligations. The price for each recommendation charged to the financial service providers is a fixed price as pre-agreed in the service contract, or pre-set in the bidding systems by the customers. The price is not determined by the size or duration of the loan underlying of each recommendation. Revenue is recognized when all of the revenue recognition criteria are met, which is generally when the user application is delivered to customers.

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

For service arrangements involved with third-party platforms, we consider whether we should report revenues on a gross or net basis by assessing all indicators set forth in ASC 606, and determine if we are acting as principal or agent. For arrangements where we control the service before it is transferred to the customer as a principal, as we are the primary obligor, subject to inventory risk, and having discretion in establishing prices, revenue is recorded on a gross basis on the amount of fees we billed to our customers, and the related marketing costs charged by third-party platforms that are directly attributable to the customers are recorded as costs of revenues. Otherwise, the revenue is record on a net basis.

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

For share options granted with performance condition, the share-based compensation expenses are recorded when the performance condition is considered probable. Where the occurrence of an IPO is a performance condition, cumulative share-based compensation expenses for the options that have satisfied the service condition are recorded upon the completion of the IPO. We reassess the probability of vesting at each reporting period for awards with performance conditions and adjust compensation expense based on our probability assessment. We recognize a cumulative catch up adjustment for changes in our probability assessment in the reporting periods of the changes.

A modification is defined as a change in the terms or conditions of a share-based award (“modified award”). The compensation expenses associated with the modified awards are recognized if either the original vesting condition or the new vesting condition is achieved. Total recognized compensation cost for the awards is at least equal to the fair value of the awards at the grant date unless at the date of the modification the performance or service conditions of the original awards are not expected to be satisfied. The incremental compensation expenses are equal to the excess of the fair value of the modified award immediately after the modification over the fair value of the original award immediately before the modification. For stock options already vested as of the modification date, we immediately recognized the incremental value as compensation expenses. For stock options still unvested as of the modification date, the incremental compensation expenses are recognized over the requisite service period of these stock options.

Our share based awards granted to employees of the non-platform business should be recognized as a deemed dividend from us to our shareholders at the fair value determined as of the grant date.

The detailed information of the share-based compensation expenses recognized for the year ended December 31, 2017, 2018 and 2019 is included in note 18 to our consolidated financial statements in this annual report.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the acquisitions of interests in our subsidiaries and consolidated VIEs. We perform quantitative goodwill impairment test annually or more frequently when an event occurs or circumstances change that indicate the carrying value may not be recoverable. A goodwill impairment loss is recognized for the amount that the carrying amount of a reporting unit, including goodwill, exceeds its fair value, limited to the total amount of goodwill allocated to that reporting unit. Nil, nil and RMB147.3 million of impairment loss of goodwill were recognized for the years ended December 31, 2017, 2018 and 2019, respectively.

Impairment of long-lived assets

We evaluate our long-lived assets with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the impairment by comparing carrying amount of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the long-lived assets over their fair value. Nil, nil and RMB101.1 million of impairment loss of long-lived assets were recognized for the years ended December 31, 2017, 2018 and 2019, respectively.

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

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB (As Restated)%		RMB	US$	%
	(in thousands, except percentages)
Revenues:
Recommendation services:
Loans (including revenues from related party of RMB102,997, RMB105,492 and RMB31,980 for the years ended December 31, 2017, 2018 and 2019, respectively.)	1,119,456	77.4	1,015,407	52.8	666,307	95,709	46.4
Credit cards	228,905	15.9	689,822	35.9	585,993	84,173	40.8
Total recommendation services	1,348,361	93.3	1,705,229	88.7	1,252,300	179,882	87.2
Advertising, marketing and other services (including revenues from related party of nil, RMB13,405 and RMB6,858 for the years ended December 31, 2017, 2018 and 2019, respectively)	97,412	6.7	216,647	11.3	183,427	26,348	12.8
Total revenues	1,445,773	100.0	1,921,876	100.0	1,435,727	206,230	100.0
Cost of revenues	(143,828)	(9.9)	(194,492)	(10.1)	(133,968)	(19,243)	(9.3)
Gross profit	1,301,945	90.1	1,727,384	89.9	1,301,759	186,987	90.7
Operating expenses:
Sales and marketing (including expenses from related party of nil, RMB51,753 and RMB21,099 for the years ended December 31, 2017, 2018 and 2019, respectively)	(1,227,896)	(84.9)	(1,486,399)	(77.3)	(1,199,346)	(172,275)	(83.6)
Research and development	(153,905)	(10.7)	(241,270)	(12.6)	(272,343)	(39,120)	(19.0)
General and administrative	(93,718)	(6.5)	(178,371)	(9.3)	(100,896)	(14,493)	(7.0)
Impairment loss	—	—	—	—	(254,683)	(36,583)	(17.7)
Penalties	—	—	—	—	(30,000)	(4,309)	(2.1)
Loss from operations	(173,574)	(12.0)	(178,656)	(9.3)	(555,509)	(79,793)	(38.7)
Net interest income	—	—	5,037	0.3	5,100	733	0.4
Others, net	(169)	(0.0)	9,360	0.5	11,785	1,693	0.8
Loss before income tax	(173,743)	(12.0)	(164,259)	(8.5)	(538,624)	(77,367)	(37.5)
Income tax (expenses)/benefits	(28,382)	(2.0)	4,473	0.2	8,005	1,150	0.5
Net loss	(202,125)	(14.0)	(159,786)	(8.3)	(530,619)	(76,217)	(37.0)
Less: net income/(loss) attributable to noncontrolling interests	—	—	4,829	0.3	(78,859)	(11,327)	(5.5)
Net loss attributable to Jianpu’s shareholders	(202,125)	(14.0)	(164,615)	(8.6)	(451,760)	(64,890)	(31.5)

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Total revenues.   Our total revenues decreased by 25.3% from RMB1,921.9 million in 2018 to RMB1,435.7 million (US$206.2 million) in 2019, primarily due to decreases in revenues both from recommendation services for loan and credit card products and advertising and marketing services and other services.

•      Revenues from recommendation services decreased by 26.6% to RMB1,252.3 million (US$179.9 million) in 2019 from RMB1,705.2 million in 2018, primarily due to a decrease in revenues from recommendation services for loan products.

•       Revenues from recommendation services for credit cards decreased by 15.0% to RMB586.0 million (US$84.2 million) in 2019 from RMB689.8 million in 2018. Credit card volume for recommendation services in 2019 was approximately 5.5 million, representing a decrease of approximately 19.1% from that in 2018. The average fee per credit card for recommendation services increased to RMB106.45 (US$15.29) in 2019 from RMB101.94 in 2018.

•       Revenues from recommendation services for loans decreased by 34.4% to RMB666.3 million (US$95.7 million) in 2019 from RMB1,015.4 million in 2018, mainly due to the decrease in number of loan applications on our platform. The number of loan applications on our platform was approximately 37.7 million in 2019, representing a decrease of approximately 47.1% from that in 2018. The decrease was mainly attributable to the decrease of number of financial products available on our platform given the credit tightening and change of industry dynamics. The average fee per loan application increased to RMB17.68 (US$2.54) in 2019 from RMB14.24 in 2018.

•      Revenues from advertising, marketing and other services decreased by 15.3% to RMB183.4 million (US$26.3 million) in 2019 from RMB216.6 million in 2018, primarily due to a decrease in revenues from advertising and marketing services, partially offset by an increase in revenues from big data and risk management services.

Cost of revenues. Our cost of revenues decreased by 31.1% to RMB134.0 million (US$19.2 million) in 2019 from RMB194.5 million in 2018. The decrease was primarily attributable to the decrease from RMB106.9 million in 2018 to RMB34.2 million (US$4.9 million) in 2019 in direct costs relating to advertising and marketing services revenue, partially offset by the increase from RMB22.8 million in 2018 to RMB32.0 million (US$4.6 million) in 2019 in data acquisition costs and the increase from RMB9.5 million in 2018 to RMB15.5 million (US$2.2 million) in 2019 in depreciation costs.

Gross profit and gross margin. Our gross profit decreased by 24.6% to RMB1,301.8 million (US$187.0 million) in 2019 from RMB1,727.4 million in 2018. The decrease was primarily attributable to the decrease of our total revenues. Gross margin was 90.7% in 2019, compared with 89.9% in 2018.

Sales and marketing expenses. Our sales and marketing expenses decreased by 19.3% to RMB1,199.3 million (US$172.3 million) in 2019 from RMB1,486.4 million in 2018. The decrease was mainly due to the decrease from RMB1,216.1 million in 2018 to RMB437.6 million (US$62.9 million) in 2019 in traffic acquisition cost, and the decrease from RMB33.3 million in 2018 to RMB14.8 million (US$2.1 million) in 2019 in call center outsourcing cost, partially offset by the growth from RMB85.4 million in 2018 to RMB590.2 million (US$84.8 million) in 2019 in rewards to business partners for promotion through the Social Media and Partner Program.

Research and development expenses. Our research and development expenses increased by 12.8% to RMB272.3 million (US$39.1 million) in 2019 from RMB241.3 million in 2018, primarily due to the increase from RMB190.6 million in 2018 to RMB209.6 million (US$30.1 million) in 2019 in payroll costs mainly related to the hiring of new R&D staff in the first half of 2019.

General and administrative expenses. Our general and administrative expenses decreased by 43.4% to RMB100.9 million (US$14.5 million) in 2019 from RMB178.4 million in 2018. The decrease was primarily due to a net impact of negative RMB79.6 million arising from the reversal of share-based compensation expenses related to the options granted in 2017 with a performance condition and the recognition of share-based compensation expenses for the modification of performance condition for the same awards in the fourth quarter of 2019. Such reversal and recognition were recorded, because the achievement of original performance condition became improbable and a modification was made consequently. Apart from the impact of share-based compensation, our general and administrative expenses increased by 78.7% in 2019 compared with that in 2018, which was mainly due to the increase in professional fees from RMB20.3 million in 2018 to RMB43.0 million (US$6.2 million) in 2019, and the increase in allowance for doubtful accounts from RMB1.0 million in 2018 to RMB28.3 million (US$4.1 million) in 2019.

Impairment loss and penalties. Our impairment loss and penalties in 2019 were RMB254.7 million (US$36.6 million) and RMB30 million (US$4.3 million), respectively, compared with nil and nil, respectively, in 2018, primarily due to the impairment of the goodwill and intangible assets of an acquired subsidiary. The business of the subsidiary has been suspended and an investigation related to compliance of information collection or use was initiated by competent authorities in 2019. The investigation has concluded in 2021 and the subsidiary was imposed a fine, in relation to which, we recorded RMB30 million penalties in 2019.

Net loss. As a result of the foregoing, we had a net loss of RMB530.6 million (US$76.2 million) in 2019, compared with a net loss of RMB159.8 million in 2018.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Total revenues.   Our total revenues increased by 32.9% from RMB1,445.8 million in 2017 to RMB1,921.9 million in 2018, primarily due to increases in revenues both from recommendation services for credit cards and advertising and marketing services and other services.

•      Revenues from recommendation services increased by 26.5% from RMB1,348.4 million in 2017 to RMB1,705.2 million in 2018. Revenues from recommendation services for loan products decreased by 9.3% from RMB1,119.5 million in 2017 to RMB1,015.4 million in 2018, primarily due to the decrease in the number of loan applications on our platform, partially offset by increase in the average fee per loan application. Revenues from recommendation services for credit card products significantly increased by 201% from RMB228.9 million in 2017 to RMB689.8 million in 2018, as consumer demand towards credit cards significantly increased in 2018 and we successfully captured the shift of user demand.

•      Revenues from advertising, marketing and other services increased by 122% from RMB97.4 million in 2017 to RMB216.6 million in 2018, primarily due to an increase in revenues from big data and risk management services including that generated by a subsidiary acquired in June 2018 and, to a lesser extent, the increase in revenues from advertising service.

Cost of revenues. Cost of revenues increased by 35.2% from RMB143.8 million in 2017 to RMB194.5 million in 2018, primarily attributable to the increase from RMB64.7 million in 2017 to RMB106.9 million in 2018 in direct costs relating to revenues from advertising and marketing services, an increase in bandwidth and server hosting costs from RMB2.6 million in 2017 to RMB12.3 million in 2018, and an increase in depreciation from RMB2.9 million in 2017 to RMB9.5 million in 2018.

Gross profit and gross margin.   Our gross profit increased by 32.7% from RMB1,301.9 million in 2017 to RMB1,727.4 million in 2018, while our gross margin slightly decreased from 90.0% in 2017 to 89.9% in 2018.

Sales and marketing expenses.   Our sales and marketing expenses increased by 21.1% from RMB1,227.9 million in 2017 to RMB1,486.4 million in 2018, primarily due to a 12.1% increase in marketing and advertising expenses from RMB1,085.3 million in 2017 to RMB1,216.1 million in 2018, a 40.6% increase in payroll costs relating to marketing activities from RMB80.0 million in 2017 to RMB112.5 million in 2018. Our marketing and advertising expenses grew as we devoted more resources to attracting users and financial service providers to our platform. Our payroll costs grew due to increases in both the number and average pay of sales and marketing employees.

Research and development expenses.   Our research and development expenses increased by 56.8% from RMB153.9 million in 2017 to RMB241.3 million in 2018, primarily due to the increase in payroll costs mainly related to the hiring of new R&D staff to further enhance our technology capabilities in terms of big data and AI, as well as the increase of the amortization of the intangible assets in connection with acquisition.

General and administrative expenses.   Our general and administrative expenses increased by 90.4% from RMB93.7 million in 2017 to RMB178.4 million in 2018, primarily due to the share-based compensation, including the impact of the options granted after the IPO, as well as increase in payroll costs in 2018. Share-based compensation included in general and administrative expenses as percentage of revenue increased from nil in 2016 to 3.7% in 2017, and further increased to 5.5% in 2018.

Net loss.   As a result of the foregoing, we had a net loss of RMB202.1 million in 2017 as compared to a net loss of RMB159.8 million in 2018.

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in note 4 to our consolidated financial statements included elsewhere in this prospectus.

B.            Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB (As Restated)	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(28,099)	(72,827)	(200,837)	(28,849)
Net cash used in investing activities	(18,823)	(323,438)	(47,457)	(6,816)
Net cash provided by/(used in) financing activities	1,611,903	60,399	(198,034)	(28,444)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(21,170)	62,056	9,709	1,395
Net increase/(decrease) in cash and cash equivalents and restricted cash	1,543,811	(273,810)	(436,619)	(62,714)
Cash and cash equivalents and restricted cash at beginning of the year	—	1,543,811	1,270,001	182,424
Including:
Cash and cash equivalents at beginning of the year	—	1,543,811	1,270,001	182,424
Restricted cash at beginning of the year	—	—	—	—
Cash and cash equivalents and restricted cash at end of the year	1,543,811	1,270,001	833,382	119,710
Including:
Cash and cash equivalents at end of the year	1,543,811	1,270,001	694,910	99,818
Restricted cash at end of the year	—	—	138,472	19,892

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

We believe our current cash and cash equivalents will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. After our IPO, we decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Exchange.”

A majority of our future revenues are likely to be in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating Activities

Net cash used in operating activities for the year ended December 31, 2019 was RMB200.8 million (US$28.8 million), as compared to net loss of RMB530.6 million (US$76.2 million) for the same period. The principal non-cash items affecting the difference between our net loss and our net cash used in operating activities in 2019 were RMB254.7 million (US$36.6 million) of impairment loss, RMB36.5 million (US$5.2 million) of depreciation and amortization expenses, RMB28.3 million (US$4.1 million) of allowance for doubtful accounts and partially offset by deferred income tax benefits of RMB16.8 million (US$2.4 million). The principal changes in operating assets and liabilities were a decrease of RMB71.7 million (US$10.3 million) in advance from customers, a decrease of RMB38.4 million (US$5.5 million) in amount due to related party, a decrease of RMB17.3 million (US$2.5 million) in tax payable, partially offset by a decrease of RMB73.3 million (US$10.5 million) in accounts receivable, an increase of RMB48.4 million (US$7.0 million) in accrued expenses and other current liabilities and a decrease of RMB46.4 million (US$6.7 million) in prepayments and other current assets. The decrease in advance from customers was attributable to the slowdown of loan business under the influence of industry volatility. The decrease in accounts receivable and prepayments were attributable to the optimization of collection and payment cycles.

Net cash used in operating activities for the year ended December 31, 2018 was RMB72.8 million, as compared to net loss of RMB159.8 million for the same period. The principal changes in operating assets and liabilities were an increase of RMB261.4 million in accounts receivable, which was mainly due to the expansion of credit card business, partially offset by the following changes: an increase of RMB66.4 million in accrued expenses and other current liabilities, mainly due to the increase of  accrued payroll, an increase of RMB31.2 million in advance from customers, an increase of RMB30.6 million in amount due to related party and an increase of RMB21.2 million of tax payable. The principal non-cash items affecting the difference between our net loss and our net cash used in operating activities in 2018 were RMB130.7 million of share-based compensation expenses and RMB25.3 million of depreciation and amortization expenses. The increases in accounts receivable, accrued expenses and other current liabilities, and advance from customers were attributable to the growth of our business.

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

Investing Activities

Net cash used in investing activities for the year ended December 31, 2019 was RMB47.5 million (US$6.8 million), including a net inflow of RMB42.8 million (US$6.1 million) of short-term investments and restricted investment activities, a net outflow of RMB45.4 million (US$6.5 million) of restricted time deposits, RMB24.6 million (US$3.5 million) of payment for business combination and RMB16.4 million (US$2.4 million) of payment for property and equipment.

Net cash used in investing activities for the year ended December 31, 2018 was RMB323.4 million including RMB142.4 million transferred to restricted time deposits, RMB109.6 million of payment for business combination, RMB41.8 million of payment for property and equipment, and RMB27.9 million of payment for long-term investments.

Net cash used in investing activities for the year ended December 31, 2017 was RMB18.8 million for purchases of property and equipment.

Financing Activities

Net cash used in financing activities for the year ended December 31, 2019 was RMB198.0 million (US$28.4 million), including a net cash outflow of RMB70.0 million (US$10.1 million) of short-term borrowing activities and RMB134.6 million (US$19.3 million) of payment for share repurchase, partially offset by RMB10.0 million (US$1.4 million) of proceeds from employees exercising stock options.

Net cash provided by financing activities for the year ended December 31, 2018 was RMB60.4 million including RMB130 million of proceeds from short-term borrowings, RMB70.1 million of payment for share repurchase and RMB0.5 million of proceeds from employees exercising stock options.

Net cash provided by financing activities for the year ended December 31, 2017 was RMB1,611.9 million including the receipt of IPO proceeds, net of cost RMB1,368.5 million, RMB150.0 million of initial working capital provided by RONG360 to us in the form of a capital contribution and RMB93.4 million working capital support provided by RONG360 prior to the transfer of platform business to us.

Capital Expenditures

Our capital expenditures are primarily incurred for purchases of property and equipment. Our capital expenditures were RMB18.8 million in 2017, RMB41.8 million in 2018 and RMB16.4 million (US$2.4 million) in 2019. We intend to fund our future capital expenditures with bank loans and operational cash inflows. We will continue to make capital expenditures to meet the needs of the expected growth of our business.

Holding Company Structure

Jianpu Technology Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and our variable interest entities in China. As a result, Jianpu Technology Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our variable interest entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, any of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our variable interest entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. For the years ended December 31, 2017, 2018 and 2019, profit appropriation to statutory surplus fund for our entities incorporated in the PRC was approximately nil, nil and RMB1.9 million (US$0.3 million) respectively. No appropriation to other reserve funds was made for any of the periods presented. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.            Research and Development

See “Item 4. Information On the Company—B. Business Overview—Data and Technology.” and “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2019 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.            Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Total		Less than 1 year		1-3 years		3-5 Years		More than 5 years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Operating lease agreements	15,292	2,197	14,619	2,100	673	97	—	—	—	—
Total	15,292	2,197	14,619	2,100	673	97	—	—	—	—

Operating lease agreements represent leases for our office premises.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2019.

G.            Safe Harbor

See “Forward-Looking Statements” on page 3 of this annual report.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Daqing (David) Ye	48	Co-Founder, Chairman and Chief Executive Officer
Jiayan Lu	45	Co-Founder, Director and Chief Operating Officer
Caofeng Liu	38	Co-Founder, Director and Chief Technology Officer
Chenchao Zhuang	45	Co-Founder, Director
Yilü (Oscar) Chen	46	Director and Chief Financial Officer
James Qun Mi	53	Director
Denny Lee	53	Independent Director
Xiaoyan Zhang	44	Independent Director
Kuang-Yu (Jeff) Liao	61	Independent Director

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

Mr. Yilü (Oscar) Chen has served as our director since May 2019 and as our chief financial officer since October 2017, and before that RONG360 Inc.’s chief financial officer. Mr. Chen served as the chief financial officer of Jia.com from July 2015 to November 2016. Prior to that, Mr. Chen served as executive director at Fosun Kinzon Capital from July 2014 to July 2015, executive director at Goldman Sachs Gao Hua Securities from 2006 to 2014, vice president at Changjiang BNP Paribas Peregrine from 2005 to 2006, assistant general manager of the investment banking division at China Southern Securities Co., Ltd. from 2000 to 2005 and assistant audit manager at KPMG from 1997 to 2000. Mr. Chen received a bachelor’s degree in international business management from Shanghai University of International Business and Economics in 1997.

Mr. James Qun Mi has served as our director since October 2017. He has served as a managing director of Lightspeed China Partners, a China-focused early-stage venture capital firm with investments in internet, mobile and information technology, since co-founding it in 2011. Mr. Mi served as a managing director of Lightspeed Venture Partners from 2008 to 2011. From 2003 to 2008, Mr. Mi worked for Google, first as its head of Asia Products and the chief representative of its representative office in China, and later as a director of corporate development for strategic investments and mergers and acquisitions in the greater China area and the pan-Asian region. Mr. Mi holds 14 U.S. patents in flash memory, communications, internet security and commerce. Mr. Mi is also a director of 49 privately held companies. Mr. Mi received a bachelor’s degree in physics from Fudan University in 1989 and a master’s degree in electrical engineering from Princeton University in 1991.

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

Dr. Xiaoyan Zhang has served as our independent director since February 2018. Dr. Zhang is currently Associate Dean and Xinyuan Chair Professor of Finance at the PBC School of Finance, Tsinghua University. Dr. Zhang’s research focuses on financial technology, international finance, empirical asset pricing and applied econometrics. Before she joined Tsinghua University in 2018, Dr. Zhang was the Duke Realty Chair Professor of Finance with tenure at the Krannert School of Management, Purdue University.  Prior to joining Krannert faculty in 2010, Dr. Zhang was an assistant professor of finance at the Johnson School of Management at Cornell University from 2002 to 2010. In 2014, Dr. Zhang was named one of the “Top 40 under 40” Business School professors in the world. Dr. Zhang served as a member of the Issuance Examination Committee of China Securities Regulatory Commission. She also serves as an independent director at Sinoma International Engineering Co., and ANZ Bank China. Dr. Zhang received her Bachelor Degree in international economics from Peking University in 1997, and her Doctoral Degree of Philosophy in Finance from Columbia Business School in 2002.

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

B.            Compensation

For the year ended December 31, 2019, we paid an aggregate of approximately RMB5.4 million (US$0.78 million) in cash and benefits to our executive officers. We do not pay our non-executive directors. For share incentive grants to our officers and directors, see “—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

In October 2017, our board of directors approved the 2017 Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2017 Share Incentive Plan, or the 2017 Plan, the maximum number of shares available for issuance shall be 2% of the total number of shares issued and outstanding as of the closing of our IPO, plus an annual increase on the first day of each of the first five fiscal years of the Company during the term of the 2017 Plan commencing with the fiscal year beginning January 1, 2018, by an amount equal to 2% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year (excluding issued shares reserved for future option exercise and restricted share unit vesting), and an annual increase on the first day of each of the next five fiscal years of the Company during the term of the 2017 Plan commencing with the fiscal year beginning January 1, 2023, by an amount equal to 1.5% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year (excluding issued shares reserved for future option exercise and restricted share unit vesting)

We assumed all outstanding share incentive awards issued under the RONG360 2012 Plan and administered the assumed awards pursuant to the Global Share Plan. As of December 31, 2020, a total of 23,474,169 awards (7,794,964 of which are exercisable), including the share awards succeeding from the RONG360 2012 Share Plan, has been granted under the Global Share Plan to our directors, employees and other eligible persons, and a total of 28,684,772 awards (10,276,839 of which are exercisable) has been granted under the 2017 Share Incentive Plan to our directors, management executives and employees.

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

The following table summarizes, as of December 31, 2020, the outstanding options that were granted to our directors, executive officers and other grantees in the aggregate under the Global Share Plan and the 2017 Plan:

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date
Daqing (David) Ye	*	0.01	December 2017 and December 2019	December 2027 and December 2029
Jiayan Lu	*	0.01	December 2017 and December 2019	December 2027 and December 2029
Caofeng Liu	*	0.01	December 2017 and December 2019	December 2027 and December 2029
Yilü (Oscar) Chen	*	0.01-0.21	April and December 2017 and December 2019	April and December 2027 and December 2029
Denny Lee	*	0.01	November 2017 and December 2019	November 2027 and December 2029
Xiaoyan Zhang	*	0.01	February 2018 and December 2019	February 2028 and December 2029
Kuang-Yu (Jeff) Liao	*	0.01	November 2018 and December 2019	November 2028 and December 2029
Other grantees	18,767,438	0.00035-0.80	February 2013 to December 2019	October 2021 to December 2029
Total	28,475,356

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

Committees of the Board of Directors

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. For example, neither the Companies Act of the Cayman Islands nor our memorandum and articles of association requires a majority of our directors to be independent, we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. However, we currently intend to comply with the rules of the NYSE in lieu of following home country practice.

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

D.            Employees

We had 784, 1,109 and 839 employees as of December 31, 2017, 2018 and 2019, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2017, 2018 and 2019:

	As of December 31,
Function:	2017	2018	2019
Sales and marketing	314	366	252
Research and development	283	532	415
Operations	126	115	103
General administration	61	96	69
Total	784	1,109	839

As of December 31, 2019, we had 778 employees in Beijing, 23 employees in Shanghai, 9 employees in Shenzhen, and another 29 employees in various other places in China.

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

E.            Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares on an as-converted basis as of December 31, 2020 for:

•                  each of our directors and executive officers; and

•                  each person known to us to beneficially own 5% or more of our ordinary shares.

The calculations in the table below are based on 423,627,480 ordinary shares outstanding as of December 31, 2020, including (i) 327,155,685 Class A ordinary shares; and (ii) 96,471,795 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on an as converted basis	% of total ordinary shares	% of aggregate voting power
Directors and Executive Officers: **
Daqing (David) Ye(1)	6,196,457	29,254,625	35,451,082	8.3	23.1
Jiayan Lu (2)	2,196,457	28,738,439	30,934,896	7.3	22.4
Caofeng Liu (3)	2,031,337	11,377,901	13,409,238	3.2	9.0
Chenchao Zhuang (4)	13,875,000	27,100,830	40,975,830	9.7	22.1
Yilü (Oscar) Chen (5)	5,008,956	—	5,008,956	1.2	0.4
James Qun Mi (6)	46,220,160	—	46,220,160	10.9	3.6
Denny Lee (7)	*	—	*	*	*
Xiaoyan Zhang	*	—	*	*	*
Kuang-Yu (Jeff) Liao(8)	*	—	*	*	*
All directors and executive officers as a group	75,821,180	96,471,795	172,292,975	39.9	80.1
Principal Shareholders:
JYLu Holdings Ltd.(2)	—	28,738,439	28,738,439	6.8	22.2
Sun Flower Information Technology Ltd. (4)	2,125,000	27,100,830	29,225,830	6.9	21.1
Investment funds affiliated with Sequoia (9)	62,337,346	—	62,337,346	14.7	4.8
Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. (6)	46,220,160	—	46,220,160	10.9	3.6
Sailing Capital Overseas Investments Fund, LP (10)	32,711,304	—	32,711,304	7.7	2.5
Morgan Stanley(11)	27,334,580	—	27,334,580	6.5	2.1
Article Light Limited (12)	26,536,229	—	26,536,229	6.3	2.1

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

(1)         Represents (i) 1,035,720 Class A ordinary shares in the form of ADSs and (ii) 17,663,915 Class B ordinary shares held by LEFT BK Holdings Ltd., (iii) 4,000,000 Class A ordinary shares and (iv) 11,590,710 Class B ordinary shares held by Mount Bonnell Limited, and (v) 1,160,737 Class A ordinary shares issuable upon exercise of options and vesting of restricted shares within 60 days after the date of December 31, 2020. LEFT BK Holdings Ltd. is a British Virgin Islands company wholly owned by Mr. Daqing Ye. Mount Bonnell Limited is a British Virgin Islands company wholly owned by Ms. Dawei Huang, who is Mr. Ye’s wife. The registered office of each of these entities is at Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(2)         Represents (i) 1,035,720 Class A ordinary shares in the form of ADSs and (ii) 28,738,439 Class B ordinary shares held by JYLu Holding Ltd. and (iii) 1,160,737 Class A ordinary shares issuable upon exercise of options and vesting of restricted shares within 60 days after the date of December 31, 2020. JYLu Holding Ltd. is a British Virgin Islands company wholly owned by Mr. Jiayan Lu with its registered office at Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(3)         Represents (i) 870,600 Class A ordinary shares in the form of ADSs, (ii) 11,377,901 Class B ordinary shares held by CFLIU Holdings Ltd. and (iii) 1,160,737 Class A ordinary shares issuable upon exercise of options and vesting of restricted shares within 60 days after the date of December 31, 2020. CFLIU Holdings Ltd. is a British Virgin Islands company wholly owned by Mr. Caofeng Liu with its registered office at Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(4)         Represents (i) 27,100,830 Class B ordinary shares and (ii) 2,125,000 Class A ordinary shares held by Sun Flower Information Technology Ltd., a British Virgin Islands company wholly owned by the family of Mr. Chenchao Zhuang, and (iii) 11,750,000 Class A ordinary shares held by Lucky Fish Information Technology Limited, a British Virgin Islands company wholly owned by the family of Mr. Chenchao Zhuang. The registered office of each of these entities is at Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. The Business address of Mr. Zhuang is A-901, PingAn International Financial Centre, Chaoyang District, Beijing 100027

(5)         Represents (i) 1,035,720 Class A ordinary shares in the form of ADSs held by Maple Evergreen Limited and (ii) 3,973,236 Class A ordinary shares issuable upon exercise of options and vesting of restricted shares within 60 days after the date of December 31, 2020. Maple Evergreen Limited is a British Virgin Islands company wholly owned by Mr. Yilü (Oscar) Chen with its registered office at Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(6)         Represents (i) 40,659,873 Class A Ordinary Shares held by Lightspeed China Partners I, L.P. and (ii) 5,560,287 Class A Ordinary Shares held by Lightspeed China Partners I-A, L.P. The voting and dispositive power over the ordinary shares held by Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. is controlled by their general partner, Lightspeed China Partners I GP, LLC. Mr. James Qun Mi and Mr. Ronald Cao are the managing directors of Lightspeed China Partners I GP, LLC and together hold all shareholder voting rights in Lightspeed China Partners I GP, LLC. Mr. Mi disclaims beneficial ownership of the shares held by Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P., except to the extent of his pecuniary interests therein. The business address of Mr. Mi is Suite 2105, Platinum Building, 233 Tai Cang Road, Huangpu District, Shanghai 200020.

(7)         The business address of Mr. Denny Lee is No. 4 Dianthus Road, Yau Yatchuen, Kowloon, Hong Kong.

(8)         The business address of Mr. Kuang-Yu (Jeff) Liao is 9/F, No. 8, Neihu Road, Sec 2, Lane 103, Taipei, Taiwan.

(9)  Represents (i) 55,952,470 Class A ordinary shares held by Sequoia Capital CV IV Holdco, Ltd., and (ii) 6,384,876 Class A ordinary shares held by Sequoia Capital China GF Holdco III-A, Ltd. Sequoia Capital CV IV Holdco, Ltd. is an exempted company with limited liability incorporated under the laws of the Cayman Islands that is wholly owned by Sequoia Capital CV IV Senior Holdco, Ltd., which is wholly owned by Sequoia Capital China Venture Fund IV, L.P., whose general partner is SC China Venture IV Management, L.P. Sequoia Capital China GF Holdco III-A, Ltd. is an exempted company with limited liability incorporated under the laws of the Cayman Islands that is wholly owned by Sequoia Capital China Growth Fund III, L.P., whose general partner is SC China Growth III Management, L.P. SC China Holding Limited acts as the general partner of each of SC China Venture IV Management, L.P. and SC China Growth III Management, L.P. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, whose sole owner and sole director is Nan Peng Shen. The business address of each of Sequoia Capital CV IV Holdco, Ltd. and Sequoia Capital China GF Holdco III-A, Ltd. is c/o Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 268, Grand Cayman, KY1-1111, Cayman Islands.

(10)  Represents (i) 29,661,224 Class A ordinary shares held by Torch International Investment Ltd., (ii) 2,737,580 Class A ordinary shares held by Rosy Parade Limited, and (iii) 312,500 Class A ordinary shares held by MJM International Limited. Torch International Ltd. is a direct and controlled subsidiary of Sailing Capital Overseas Investments Fund, LP, a Cayman Islands limited partnership. MJM International Limited and Rosy Parade Limited are affiliates of Torch International Ltd. Because of Sailing Capital Overseas Investments Fund, LP’s relationship with Torch International Investment Ltd., Rosy Parade Limited and MJM International Limited, Sailing Capital Overseas Investments Fund, LP may be deemed to have beneficial ownership of the Class A ordinary shares directly held by Torch International Investment Ltd., Rosy Parade Limited and MJM International Limited. None of Torch International Investment Ltd., Rosy Parade Limited or MJM International Limited has the power to direct Sailing Capital Overseas Investments Fund, LP to vote or dispose of the Class A ordinary shares. James Xiao Dong Liu functions as the general partner of Sailing Capital Overseas Investments Fund, LP. The business address of Sailing Capital Overseas Investments Fund, LP is Unit 2006-08, Harbour Centre, 25 Harbour Road, Wan Chai, Hong Kong.

(11)  Based on a Schedule 13G/A filed by the relevant reporting persons on February 11, 2021. Represents 27,334,580 Class A ordinary shares owned, or may be deemed to be beneficially owned, by Morgan Stanley Capital Services LLC, a wholly-owned subsidiary of Morgan Stanley. The business address of each of Morgan Stanley and Morgan Stanley Capital Services LLC is 1585 Broadway New York, NY 10036, USA.

(12)  Represents 26,536,229 Class A ordinary shares held by Article Light Limited, a British Virgin Islands limited company with registered address at Ritter House Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. Article Light Limited is controlled by Yunfeng Fund II, L.P., the controlling person of which is Mr. Yu Feng. The business address of Mr. Yu Feng is Suite 3206, One Exchange Square, 8 Connaught Place, Central, Hong Kong.

To our knowledge, as of December 31, 2020, 195,576,610 of our ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

RONG360 provided us with support for the employees, business contracts and other business resources relating to the platform business during the transitional period. Furthermore, before the registration procedure of the title transfer of all intellectual property rights relating to our business from RONG360 to us is completed, RONG360 grants us a license to use these rights. Our consolidated financial statements include costs and expenses allocated from RONG360 prior to the transfer of platform business to us, amounting to RMB75.0 million for the year ended December 31, 2017. In addition, RONG360 provided cash funding support to us to satisfy platform business’ working capital requirements. RONG360 Inc. provided RMB150.0 million of initial working capital to us in the form of a capital contribution. We received the related cash in November 2017.

Related Party Transactions

For the year ended December 31, 2019, we generated revenues in the total amount of RMB32.0 million for the recommendation services to RONG360, RMB6.9 million for the advertising, marketing and other services to RONG360, and charged administrative expenses of RMB4.0 million to RONG360, including expenses related to operational, administrative, human resources, legal, accounting and internal control.

For the year ended December 31, 2019, RONG360 charged us RMB2.2 million for research and development expense including expenses related to system development.

As of December 31, 2019, the balance arose from the aforementioned related party transactions and various operational payments made by RONG360 was RMB24.3 million. In addition, the accounts receivable billed through RONG360 amounting to RMB3.5 million as of December 31, 2019.

We obtained contractual control of KTN from a company owned by two founders of our company in October 2018. The related consideration of RMB6.3 million has not been paid as of the date of this annual report.

Another related party, minority investee of a company owned by two founders of our company, and its subsidiary, charged us RMB21.1 million of advertising and marketing expenses for providing advertising and marketing service to us for the year ended December 31, 2019. The balance arose from the aforementioned transactions with this related party was RMB3.7 million as of December 31, 2019. We set the pricing terms with this related party by mirroring the corresponding terms entered into between banks or their agents and us.

We invested in and owned 15% of the preference shares of another related party, which facilitated the fee collection for our services delivered. The transactions and balance arose from the aforementioned transactions with this related party was RMB7.1 million as of December 31, 2019.

C.                                    Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.                                    Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are subject to legal proceedings and claims in our ordinary course of business from time to time. On October 25, 2018, a putative securities class action was filed against us, certain of our directors and officers, and others in the U.S. District Court for the Southern District of New York: Panther Partners Inc., v. Jianpu Technology Inc. et al. (Case No. 18-cv-09848). The plaintiffs in the case allege, in sum and substance, that certain disclosures and statements made by our company in connection with our initial public offering contained material misstatements and omissions in violation of the Securities Act of 1933. On January 10, 2019, the court entered an order appointing lead plaintiffs of this case, and on March 28, 2019, a consolidated amended complaint was filed. On September 27, 2020, the Court denied the defendants’ motion to dismiss. The case remains in a preliminary stage, with discovery still to be completed.

On February 17, 2021, another putative securities class action was filed against us and certain of our officers in the U.S. District Court for the Southern District of New York: Guttentag v. Jianpu Technology Inc. et al. (Case No. 21-cv-01419). The plaintiffs in the case allege, in sum and substance, that certain of our company’s disclosures since the first quarter of 2018 contained material misstatements and omissions in violation of the Securities Exchange Act of 1934. Lead plaintiff for this class action has yet to be appointed, and the consolidated amended complaint has yet to be filed.

Both cases remain in their preliminary stages, and we cannot predict the timing, outcome or consequences of these class actions. We intend to defend the actions vigorously.

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

Independent Review

As we previously disclosed in February 2021, the Audit Committee retained Paul Hastings LLP as independent legal counsel to assist in conducting a review of certain matters relating to transactions carried out by the Credit Card BU with third-party business entities. The Audit Committee was also assisted by forensic accounting experts from a Big-Four accounting firm that is not our external auditor which worked under Paul Hasting’s direction.

The Review has been substantially completed. The Review entailed procedures that the Audit Committee and the above-mentioned professional advisers, in their professional judgment, considered necessary and sufficient to investigate the issues, including, but not limited to, review of documents and data from multiple company employees (such as review of emails and other electronic files and communications); interviews of company employees and relevant third parties; and analysis and testing of our relevant transactions, and books and records. We cooperated with the Review.

Summary of Findings

The following is a summary of the principal findings of the Review as of the date hereof. Unless otherwise indicated, the Review findings generally cover the fiscal years 2017 through 2019.

The Review found that certain transactions involved third-party agents (including both upstream agents and downstream suppliers) with undisclosed relationships and some questionable transactions. As a result, certain revenue and associated costs and expenses were inflated or inaccurately recorded in the consolidated financial statements. Evidence suggests that certain employees from the Credit Card BU may have known about or may have been involved in certain of the questionable transactions that resulted in inflated sales commissions to such employees. In relation to the questionable transactions, the Review found that certain employees improperly altered supporting documents that were provided to our external auditor.

Other than a business unit head-level employee who has since been terminated, the Review did not find any evidence that other members of senior management who supervised the Credit Card BU knew about or participated in any of the questionable transactions.

Financial Impact Assessment

The total amount of overstated revenue for the year ended December 31, 2018 as previously reported on Form 20-F was RMB90 million, and for the year ended December 31, 2019 as previously furnished to the SEC on Form 6-K was RMB164 million, representing approximately 4.5% and 10.1% of the total revenue previously reported by us for such years, respectively, and the adjustment to overstated cost and expenses together with the reserve for potential credit loss was approximately RMB90 million and RMB130 million for the fiscal years of 2018 and 2019, respectively, resulting in a minimal net profit impact for the fiscal year 2018 and a RMB34 million increase in net loss for the fiscal year 2019.

Our consolidated financial statements for fiscal year 2018 has been restated accordingly; the previously issued audited financial statements for the fiscal year 2018 and the auditor’s report on Form 20-F filed on April 23, 2019 can no longer be relied upon. The restated consolidated financial statement is included elsewhere in this annual report.

Update of 2019 Financials

The previously announced unaudited financial statements for the fiscal year 2019 attached as an exhibit to our current report on Form 6-K previously furnished to the SEC was updated to reflect the financial impact of the results of the Review as well as other adjustments. Such other adjustments primarily arose from new information relating to Databook as disclosed in note 25 “Subsequent events” to our consolidated financial statements included elsewhere in this annual report. These other adjustments included a reversal of RMB30 million in revenues of advertising, marketing and other services, an accrual of penalties of RMB30 million, an increase in current income tax expenses of RMB10.0 million, and an increase in net loss attributable to noncontrolling interests of RMB17.8 million. The following table reconciles the unaudited financial results for fiscal year 2019 we previously announced with the final, as-reported financial results for the year ended December 31, 2019 included elsewhere in this annual report.

	For the Year Ended December 31, 2019
	As Previously Announced	Adjustments	As Reported
	RMB	RMB	RMB
	(in thousands, except for share, per share and per ADS data)
Revenues:
Recommendation services:
Credit cards	749,673	(163,680)	585,993
Total recommendation services	1,415,980	(163,680)	1,252,300
Advertising, marketing and other services	214,329	(30,902)	183,427
Total revenues	1,630,309	(194,582)	1,435,727
Gross profit	1,496,341	(194,582)	1,301,759
Operating expenses:
Sales and marketing	(1,352,296)	152,950	(1,199,346)
General and administrative	(77,110)	(23,786)	(100,896)
Penalties	—	(30,000)	(30,000)
Loss from operations	(460,091)	(95,418)	(555,509)
Loss before income tax	(443,206)	(95,418)	(538,624)
Income tax benefits	17,957	(9,952)	8,005
Net loss	(425,249)	(105,370)	(530,619)
Less: net loss attributable to noncontrolling interests	(61,098)	(17,761)	(78,859)
Net loss attributable to Jianpu’s shareholders	(364,151)	(87,609)	(451,760)
Total comprehensive loss	(410,564)	(105,370)	(515,934)
Less: total comprehensive loss attributable to noncontrolling interests	(60,971)	(17,761)	(78,732)
Total comprehensive loss attributable to Jianpu’s shareholders	(349,593)	(87,609)	(437,202)
Net loss per share attributable to Jianpu’s shareholders
Basic and diluted	(0.87)	(0.20)	(1.07)
Net loss per ADS attributable to Jianpu’s shareholders
Basic and diluted	(17.32)	(4.16)	(21.48)

	As of December 31, 2019
	As Previously Announced	Adjustments	As Reported
	RMB	RMB	RMB
	(in thousands)
Accounts receivable, net	370,266	(24,741)	345,525
Prepayments and other current assets	118,100	323	118,423
Other non-current assets	50,458	(5,298)	45,160
Accounts payable	185,681	(1,363)	184,318
Tax payable	12,272	9,896	22,168
Accrued expenses and other current liabilities	156,897	67,121	224,018
Accumulated losses	(706,497)	(86,488)	(792,985)
Statutory reserves	3,021	(1,121)	1,900
Noncontrolling interests	22,774	(17,761)	5,013

Remedial Measures in Response to Review

We, with input from the Audit Committee and the above-described professional advisers, have prepared a remediation plan in response to the Review, including but not limited to (i) disciplinary actions, including termination of employment, against employees found to have engaged in misconduct, (ii) termination of cooperation with high-risk third-party agencies, (iii) adjustment of our internal structure and reporting lines where appropriate, (iv) enhancement of our internal policies and controls (including the identification and remediation of potential material weaknesses and control deficiencies), as well as financial reporting function, and (v) conducting follow-on reviews of additional business units that may share similar internal controls vulnerabilities as those identified in the Credit Card BU and taking further remedial actions as necessary and appropriate; (vi) conducting additional training for our employees regarding the issues implicated in the Review findings. We are in the process of implementing the remediation plan.

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

B.                                    Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.  THE OFFER AND LISTING

A.                                    Offering and Listing Details

See “C. Markets” for our host market and trading symbol. We have a dual-class structure in which Class B ordinary shares have different voting rights from Class A ordinary shares. Class B ordinary shares are each entitled to ten votes, whereas Class A ordinary shares are each entitled to one vote. See “ Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.”

B.                                    Plan of Distribution

Not applicable.

C.                                    Markets

Our ADSs have been listed on the NYSE since November 16, 2017. On October 30, 2020, we changed the ratio of ADSs to Class A ordinary shares (the “ADS Ratio”) from two ADSs to five Class A ordinary shares to one ADS to 20 Class A ordinary shares. Except as otherwise indicated, all ADS and per ADS data in this annual report give retroactive effect to the ADS Ratio of one ADS to 20 Class A ordinary shares. Our ADSs trade under the symbol “JT.”

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

B.                                    Memorandum and Articles of Association

The following are summaries of material provisions of our second amended and restated memorandum and articles of association and the Companies Act as they relate to the material terms of our shares.

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

Exempted Company

We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary resident company except for the exemptions and privileges listed below:

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

Dividends

The holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors subject to our memorandum and articles of association and the Companies Act. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, dividends may be paid only out of profits and out of share premium. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to satisfy our liabilities as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

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

Voting Rights

Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our company. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, which can be an annual general meeting or a special meeting of shareholders. A special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our second memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

General Meetings and Shareholder Proposals

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our second memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by rules of the NYSE. Neither Cayman Islands law nor the exchange-mandated meeting require annual election of directors.

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

Liquidation

On a return of capital on winding-up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares will be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately. We are an exempted company with limited liability registered under the Companies Act, and under the Companies Act, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our memorandum of association contains a declaration that the liability of our members is so limited.

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

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors and agree with the shareholder, or are otherwise authorized by our memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or one of the share premium account, or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or, if so authorized by its articles of association, out of capital if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid-up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Subject to the Companies Act, our shareholders may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

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

Although the law in this regard is not entirely clear, we treat our consolidated variable interest entities as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with these entities. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of such consolidated variable interest entities for U.S. federal income tax purposes, we may be treated as a PFIC for the taxable year ended December 31, 2019 and any subsequent taxable year.

Assuming that we are the owner of our consolidated variable interest entities for U.S. federal income tax purposes, based upon our current and projected income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2019. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Recent fluctuations in the market price of our ADSs have increased our risk of becoming a PFIC, and continued fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for the purpose of the second part of the test described above, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

F.                                     Dividends and Paying Agents

Not applicable.

G.                                   Statement by Experts

Not applicable.

H.                                   Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. We have received approximately US$4.7 million of such reimbursement from the depositary as of December 31, 2020.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act as of the end of the period covered by this annual report. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that we did not maintain effective disclosure controls and procedures as of December 31, 2019, because of the material weaknesses in our internal control over financial reporting described below under “Management’s Annual Report on Internal Control over Financial Reporting”. Our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.

Notwithstanding management’s assessment that we did not maintain effective internal control over financial reporting as of December 31, 2019 due to the material weaknesses described below, we believe that the consolidated financial statements included in this annual report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

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

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2019 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework (2013), due to the material weaknesses described below, our management concluded that, as of December 31, 2019, we did not maintain effective internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

In the course of auditing our consolidated financial statements for the year ended December 31, 2019, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting as of December 31, 2019. As defined in the standards established by the U.S. PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

One material weakness identified relates to our failure to design and implement effective controls with a sufficient level of precision to prevent and detect misstatements related to our credit card related business. Specifically, the material weakness is a combination of control deficiencies, including: (i) lack of continuous and effective risk assessment and monitoring procedures on changes in the credit card related business, especially the increased proportion contributed by third-party agents (including both upstream agents and downstream suppliers); (ii) inadequate review over engaging of third-party agents, and lack of effective acceptance procedures such as background information inspection to identify relationships between upstream agents and downstream suppliers and assessment of the qualification of these upstream agents and downstream suppliers; (iii) failure to properly preserve certain original transaction data and effectively perform reconciliation with financial information; (iv) lack of sufficient segregation of duties at certain control activities level; and (v) lack of effective review and analysis of business information to assess the impact on financial reporting. This material weakness has resulted in overstated revenue, cost and expenses in our financial statements.

We are implementing a number of remedial measures to address this material weakness, including: (i) strengthening risk assessment and monitoring changes in the business model, such as improvements in the frequency and dimension of the analysis of the revenue contribution of different customer types, on a sufficient level of precision by appropriate reviewers; (ii) performing a comprehensive risk assessment when engaging third-party business partners, such as enhancing our review steps in acceptance procedures, including analyzing the background of third-party business partners and the substance and reasonableness of cooperation arrangements; (iii) improving ethics and compliance policies, and developing enforcement measures for violations, including strengthening ethics and compliance training to educate all relevant personnel; (iv) implementing effective communication and cooperation mechanisms between business units and the finance team to facilitate updates of any changes in business to the finance team in a timely manner; (v) improving the information system related to our credit card business and standardizing data and file preservation policies and procedures; (vi) strengthening the risk assessment of different business models when setting up staff positions and formulationg job responsibilities, and ensure appropriate design and implementation of segregation of duties; and (vii) strengthening relevant training for financial reporting staff and improving financial reporting review procedures to ensure an effective assessment of the impact of business information on financial reporting.

A second material weakness identified relates to our failure to design and implement controls that have a sufficient level of precision related to pre-approval of and complete and accurate disclosures of related party transactions, which has resulted in inaccurate disclosures of certain related party transactions in 2018 and could have a material effect on our financial statements.

To address this material weakness, we will improve our identification and disclosure procedures for related party transactions to a sufficient level of precision, including assigning more competent personnel to perform related control activities, obtaining pre-approval for significant related party transactions, and strengthening the review of related party list and related party transactions before disclosure.

A third material weakness identified relates to the lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting policies and procedures, to address complex U.S. GAAP technical accounting issues, and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.

This material weakness described above was also reported in 2017 and 2018. We have implemented since and will continue to implement a number of measures to address this material weakness, including: (i) we are expanding our U.S. GAAP reporting and internal control teams with additional qualified accounting and reporting personnel who have appropriate knowledge and experience of U.S. GAAP and SEC reporting requirements; (ii) we have improved and will continue to enhance standardized financial closing and reporting procedures, including oversight and clarifying reporting requirements for non-recurring or complex transactions; (iii) we are in the process of establishing clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues; (iv) we are in the process of implementing an ongoing training program to provide sufficient and appropriate training for our financial reporting and accounting staff, especially training related to U.S. GAAP and SEC reporting requirements.

We cannot assure you that we will be able to continuously implement these measures to effectively remediate our material weaknesses, or that we will not identify any additional material weaknesses or significant deficiencies in the future. For risks and uncertainties related to our internal control, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Audit Committee Independent Review, Restatement of Our Consolidated Financial Statements, Internal Controls and Related Matters—We identified three material weaknesses in our internal controls over financial reporting as of December 31, 2019, and if we fail to establish and maintain effective internal controls, our ability to report our financial results accurately or to prevent fraud may be adversely affected, and investor confidence and the market price of the ADSs may be adversely affected.”

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

Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2019.

Changes in Internal Control over Financial Reporting

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by PricewaterhouseCoopers Zhong Tian LLP and its affiliates, our principal auditor or accountant for 2018 and 2019. We did not pay any other fees to our principal auditor during the periods indicated below.

	Year Ended December 31,
	2018	2019
	(in US$ thousands)
Audit fees(1)	1,204	2,336

Notes:

(1)         “Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

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

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 24, 2018, our board of directors authorized a share repurchase program, under which we may repurchase up to US$20 million of our ADSs over the following twelve-month period from August 25, 2018 through August 24, 2019. The share repurchase program was publicly announced on August 27, 2018. As of August 24, 2019, the expiration date of the share repurchase program, we had repurchased 4,181,816 of our outstanding ADSs for an aggregate purchase price of approximately US$20 million pursuant to the program.

On February 22, 2019, our board of directors authorized a new share repurchase program, under which we may repurchase up to US$10 million of our ADSs during the following twelve-month period from February 23, 2019 through February 22, 2020. The new share repurchase program was publicly announced on February 25, 2019. As of August 30, 2019, we had repurchased 2,143,154 of our outstanding ADSs for an aggregate purchase price of approximately US$10 million under the program.

The table below is a summary of the shares repurchased by us in 2019. All shares were repurchased in the open market pursuant to the share repurchase programs announced on August 27, 2018 and February 25, 2019, respectively, and both share repurchase programs closed in August 2019.

Period	Total Number of ADSs Purchased(1)	Average Price Paid per ADSs (US$)(1)	Total Number of ADSs Purchased as Part of Share Repurchase Programs(1)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under Share Repurchase Programs (US$, in millions)
January 2019	923,272	4.90	923,272	15.3
February 2019	66,345	5.97	66,345	14.9
March 2019	1,040,238	5.23	1,040,238	9.5
April 2019	710,967	5.06	710,967	5.9
May 2019	669,461	4.85	669,461	2.6
June 2019	447,899	4.19	447,899	0.8
July 2019	74,841	3.78	74,841	0.5
August 2019	142,116	3.42	142,116	—
Total	4,075,139	4.87	4,075,139	—

Notes:

(1)         Total number of ADSs purchased, average price paid per ADSs and total number of ADSs purchased as part of share repurchase programs do not give retroactive effect to the change in the ratio of ADSs to Class A ordinary shares from two ADSs to five Class A ordinary shares to one ADS to 20 Class A ordinary shares, which became effective on October 30, 2020.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.  CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Section 303A.01 of the NYSE Listed Company Manual requires a listed company to have a majority of independent directors. Section 303A.12(a) of the NYSE Listed Company Manual requires each listed company’s chief executive officer to certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. We currently follow our home country practice in lieu of these requirements. We may also continue to rely on these and other exemptions available to foreign private issuers in the future. As a result, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our American Depositary Shares— We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

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

2.4*	Description of Securities
4.1	Form of Global Share Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))
4.2	Form of 2017 Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))
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
4.6

English translation of Information Service Cooperation Agreement between the Registrant and RONG360 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 filed on November 3, 2017 (File No. 333-221056))

4.7*

English translation of executed form of Exclusive Purchase Option Agreement, by and among a VIE of the Registrant, its shareholders and a WFOE of the Registrant, as currently in effect, and a schedule of all executed Exclusive Purchase Option Agreements adopting the same form in respect of each of the VIEs of the Registrant

4.8*

English translation of executed form of Equity Pledge Agreement by and among a VIE of the Registrant, each of its shareholders and a WFOE of the Registrant, as currently in effect, and a schedule of all executed Equity Pledge Agreements adopting the same form in respect of each of the VIEs of the Registrant

4.9*

English translation of executed form of Power of Attorney from the shareholders of a VIE of the Registrant to a WFOE of the Registrant, as currently in effect, and a schedule of all executed Power of Attorneys adopting the same form in respect of each of the VIEs of the Registrant

4.10*

English translation of executed form of Exclusive Business Cooperation Agreement by and between a VIE of the Registrant and a WFOE of the Registrant, as currently in effect, and a schedule of all executed Exclusive Business Cooperation Agreements adopting the same form in respect of each of the VIEs of the Registrant

4.11

English translation of Baidu KA Online Promotion Service Framework Contract dated January 1, 2017 between Beijing Ronglian Shiji Information Technology Co., Ltd. and Beijing Wushuang Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 filed on November 3, 2017 (File No. 333-221056))

4.12

English translation of the Agreement on Change of Contracting Parties dated October 18, 2017 by and between Beijing Ronglian Shiji Information Technology Co., Ltd., Beijing Wushuang Technology Co., Ltd. and Beijing Rongqiniu Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 filed on November 3, 2017 (File No. 333-221056))

4.13

Share Purchase Agreement, dated November 3, 2017, between the Registrant and Torch International Investment Ltd. (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 filed on November 3, 2017 (File No. 333-221056))

4.14

Share Purchase Agreement, dated November 3, 2017, between the Registrant and Rosy Parade Limited (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 filed on November 3, 2017 (File No. 333-221056))

Exhibit Number	Description of Document
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

Date: April 30, 2021

JIANPU TECHNOLOGY INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Jianpu Technology Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jianpu Technology Inc. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive loss, of changes in invested/shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Restatement of Previously Issued Financial Statements

As discussed in Note 2 to the consolidated financial statements, the Company has restated its 2018 consolidated financial statements to correct misstatements.

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
Beijing, the People’s Republic of China
April 30, 2021

We have served as the Company’s or its predecessor’s auditor since 2016.

JIANPU TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2018	2019	2019
	RMB (As Restated)	RMB	US$ Note 3(f)
ASSETS
Current assets:
Cash and cash equivalents	1,270,001	694,910	99,818
Restricted cash and time deposits	142,411	249,770	35,877
Short-term investment	78,462	—	—
Accounts receivable, net (including amounts billed through RONG360 Inc. (“RONG360”) of RMB134,966 and RMB3,549 as of December 31, 2018 and 2019, respectively)	444,199	345,525	49,632
Amount due from related party	—	7,082	1,017
Prepayments and other current assets	160,131	118,423	17,010
Total current assets	2,095,204	1,415,710	203,354
Non-current assets:
Property and equipment, net	52,322	36,686	5,270
Intangible assets, net	115,037	27,061	3,887
Goodwill	147,296	12,697	1,824
Restricted cash, time deposit and investment	—	124,407	17,869
Other non-current assets	35,276	45,160	6,487
Total non-current assets	349,931	246,011	35,337
Total assets	2,445,135	1,661,721	238,691

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	130,000	60,000	8,618
Accounts payable (including amounts of the consolidated variable interest entities (“VIEs”) of RMB4,256 and RMB16,720 as of December 31, 2018 and 2019, respectively. Note 1(e))	201,543	184,318	26,476
Advances from customers (including amounts of the consolidated VIEs of RMB21,717 and RMB164 as of December 31, 2018 and 2019, respectively. Note 1(e))	115,597	44,000	6,320
Tax payable (including amounts of the consolidated VIEs of RMB15,116 and RMB19,205 as of December 31, 2018 and 2019, respectively. Note 1(e))	39,446	22,168	3,184
Amount due to related party	72,750	34,310	4,928
Accrued expenses and other current liabilities (including amounts of the consolidated VIEs of RMB17,963 and RMB135,883 as of December 31, 2018 and 2019, respectively. Note 1(e))	144,478	224,018	32,178
Total current liabilities	703,814	568,814	81,704
Non-current liabilities:
Deferred tax liabilities	16,865	5,801	833
Other non-current liabilities (including amounts of the consolidated VIEs of nil and RMB408 as of December 31, 2018 and 2019, respectively. Note 1(e))	20,538	15,145	2,177
Total non-current liabilities	37,403	20,946	3,010
Total liabilities	741,217	589,760	84,714
Commitments and contingencies (Note 24)
Mezzanine equity:
Redeemable noncontrolling interest	—	5,556	798
Shareholders’ equity:
Ordinary shares: US$0.0001 par value, 428,063,797 shares (including 325,592,002 Class A ordinary shares, and 102,471,795 Class B ordinary shares) issued and 415,246,557 shares (including 312,774,762 Class A ordinary shares and 102,471,795 Class B ordinary shares) outstanding as of December 31, 2018, and 430,463,797 shares (including 333,992,002 Class A ordinary shares, and 96,471,795 Class B ordinary shares) issued and 422,683,735 shares (including 326,211,940 Class A ordinary shares, and 96,471,795 Class B ordinary shares) outstanding as of December 31, 2019, respectively.	284	286	41
Treasury stock, at cost (12,817,240 and 7,780,062 shares held as of December 31, 2018 and December 31, 2019, respectively)	(70,113)	(102,222)	(14,683)
Additional paid-in capital	1,959,655	1,902,105	273,220
Accumulated losses	(339,325)	(792,985)	(113,905)
Statutory reserves	—	1,900	273
Accumulated other comprehensive income	37,750	52,308	7,513
Total Jianpu’s shareholders’ equity	1,588,251	1,061,392	152,459
Noncontrolling interests	115,667	5,013	720
Total shareholders’ equity	1,703,918	1,066,405	153,179
Total liabilities, mezzanine equity and shareholders’ equity	2,445,135	1,661,721	238,691

The accompanying notes are an integral part of these consolidated financial statements.

JIANPU TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2017	2018	2019	2019
	RMB	RMB (As Restated)	RMB	US$ Note 3(f)
Revenues:
Recommendation services:
Loans (including revenues from related party of RMB102,997, RMB105,492 and RMB31,980 for the years ended December 31, 2017, 2018 and 2019, respectively)	1,119,456	1,015,407	666,307	95,709
Credit cards	228,905	689,822	585,993	84,173
Total recommendation services	1,348,361	1,705,229	1,252,300	179,882
Advertising, marketing and other services (including revenues from related party of nil, RMB13,405 and RMB6,858 for the years ended December 31, 2017, 2018 and 2019, respectively)	97,412	216,647	183,427	26,348
Total revenues	1,445,773	1,921,876	1,435,727	206,230
Cost of revenues	(143,828)	(194,492)	(133,968)	(19,243)
Gross profit	1,301,945	1,727,384	1,301,759	186,987
Operating expenses:
Sales and marketing (including expenses from related party of nil, RMB51,753 and RMB21,099 for the years ended December 31, 2017, 2018 and 2019, respectively)	(1,227,896)	(1,486,399)	(1,199,346)	(172,275)
Research and development	(153,905)	(241,270)	(272,343)	(39,120)
General and administrative	(93,718)	(178,371)	(100,896)	(14,493)
Impairment loss	—	—	(254,683)	(36,583)
Penalties	—	—	(30,000)	(4,309)
Loss from operations	(173,574)	(178,656)	(555,509)	(79,793)
Net interest income	—	5,037	5,100	733
Others, net	(169)	9,360	11,785	1,693
Loss before income tax	(173,743)	(164,259)	(538,624)	(77,367)
Income tax (expenses)/benefits	(28,382)	4,473	8,005	1,150
Net loss	(202,125)	(159,786)	(530,619)	(76,217)
Less: net income/(loss) attributable to noncontrolling interests	—	4,829	(78,859)	(11,327)
Net loss attributable to Jianpu’s shareholders	(202,125)	(164,615)	(451,760)	(64,890)
Other comprehensive (loss)/income, net
Foreign currency translation adjustments	(21,170)	59,658	14,685	2,109
Total other comprehensive (loss)/income	(21,170)	59,658	14,685	2,109
Total comprehensive loss	(223,295)	(100,128)	(515,934)	(74,108)
Less: total comprehensive income/(loss) attributable to noncontrolling interests	—	5,568	(78,732)	(11,309)
Total comprehensive loss attributable to Jianpu’s shareholders	(223,295)	(105,696)	(437,202)	(62,799)
Net loss per share attributable to Jianpu’s shareholders
Basic and diluted	(0.57)	(0.39)	(1.07)	(0.15)
Net loss per ADS attributable to Jianpu’s shareholders(1)
Basic and diluted	(11.44)	(7.89)	(21.48)	(3.09)
Weighted average number of shares
Basic and diluted	353,452,309	417,315,644	420,575,827	420,575,827

Notes:

(1)         Net loss per ADS attributable to Jianpu’s shareholders has been retrospectively adjusted for the ADS ratio change that were effective on October 30, 2020 as detailed in Note 25(c).

The accompanying notes are an integral part of these consolidated financial statements.

JIANPU TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN INVESTED/SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

							Accumulated other				Total invested/
	Ordinary shares		Treasury stock		Additional paid	Statutory	comprehensive	Accumulated	RONG360’s	Noncontrolling	shareholders’
	Shares	Amount	Shares	Amount	in capital	reserves	(loss)/income	losses	investment	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2016	—	—	—	—	—	—	—	—	52,607	—	52,607
RONG360’s contribution	—	—	—	—	—	—	—	—	93,431	—	93,431
Share-based compensation(Note 18)	—	—	—	—	106,039	—	—	—	1,727	—	107,766
Net loss	—	—	—	—	—	—	—	(174,710)	(27,415)	—	(202,125)
Completion of reorganization(Note 1(b))	345,541,350	229	—	—	120,121	—	—	—	(120,350)	—	—
Initial working capital contributed by RONG360	—	—	—	—	150,000	—	—	—	—	—	150,000
Issuance of ordinary shares for the IPO and the concurrent private placements	68,750,000	46	—	—	1,357,907	—	—	—	—	—	1,357,953
Share-based awards to employees of non-platform business (Note 18)	—	—	—	—	8,851	—	—	—	—	—	8,851
Deemed dividends to RONG360 in connection with the share-based awards to employees of non-platform business (Note 18)	—	—	—	—	(8,851)	—	—	—	—	—	(8,851)
Currency translation adjustment	—	—	—	—	—	—	(21,170)	—	—	—	(21,170)
Balance at December 31, 2017	414,291,350	275	—	—	1,734,067	—	(21,170)	(174,710)	—	—	1,538,462
Share-based compensation(Note 18)	—	—	—	—	130,659	—	—	—	—	—	130,659
Net loss	—	—	—	—	—	—	—	(164,615)	—	4,829	(159,786)
Issuance of ordinary shares for business combination (Note 9)	5,772,447	4	—	—	88,177	—	—	—	—	—	88,181
Issuance of options for business combination (Note 9)	—	—	—	—	6,052	—	—	—	—	—	6,052
Issuance of ordinary shares reserved for future exercise of share-based awards	8,000,000	5	(8,000,000)	(5)	—	—	—	—	—	—	—
Share repurchase(Note 20)	—	—	(5,624,578)	(70,109)	—	—	—	—	—	—	(70,109)
Exercise of share-based awards(Note 18)	—	—	807,338	1	700	—	—	—	—	—	701
Share-based awards to employees of non-platform business (Note 18)	—	—	—	—	17,314	—	—	—	—	—	17,314
Deemed dividends to shareholders in connection with the share-based awards to employees of non-platform business (Note 18)	—	—	—	—	(17,314)	—	—	—	—	—	(17,314)
Currency translation adjustment	—	—	—	—	—	—	58,920	—	—	738	59,658
Noncontrolling interests arising from business combinations (Note 9)	—	—	—	—	—	—	—	—	—	110,100	110,100
Balance at December 31, 2018 (As Restated)	428,063,797	284	(12,817,240)	(70,113)	1,959,655	—	37,750	(339,325)	—	115,667	1,703,918
Share-based compensation(Note 18)	—	—	—	—	6,390	—	—	—	—	—	6,390
Net loss	—	—	—	—	—	—	—	(451,760)	—	(78,631)	(530,391)
Transactions with noncontrolling shareholders(Note 9)	2,400,000	2	—	—	28,722	—	—	—	—	(32,159)	(3,435)
Share repurchase(Note 20)	—	—	(10,187,848)	(134,616)	—	—	—	—	—	—	(134,616)
Exercise of share-based awards(Note 18)	—	—	15,225,026	102,507	(92,662)	—	—	—	—	—	9,845
Share-based awards to employees of non-platform business (Note 18)	—	—	—	—	1,929	—	—	—	—	—	1,929
Deemed dividends to shareholders in connection with the share-based awards to employees of non-platform business (Note 18)	—	—	—	—	(1,929)	—	—	—	—	—	(1,929)
Statutory reserves	—	—	—	—	—	1,900	—	(1,900)	—	—	—
Currency translation adjustment	—	—	—	—	—	—	14,558	—	—	136	14,694
Balance at December 31, 2019	430,463,797	286	(7,780,062)	(102,222)	1,902,105	1,900	52,308	(792,985)	—	5,013	1,066,405

The accompanying notes are an integral part of these consolidated financial statements.

JIANPU TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	2017	2018	2019	2019
	RMB	RMB (As Restated)	RMB	US$ Note 3(f)
Cash flows from operating activities:
Net loss	(202,125)	(159,786)	(530,619)	(76,217)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expenses	5,769	25,291	36,478	5,240
Share-based compensation expenses	107,766	130,659	6,390	918
Allowance for doubtful accounts	—	1,709	28,316	4,067
Investment income	—	(576)	(2,248)	(323)
Impairment loss	—	—	254,683	36,583
Foreign exchange gain and loss	—	(2,869)	(65)	(9)
Deferred income tax	—	1,417	(16,793)	(2,412)
Loss on disposal of property and equipment	—	—	1,111	160
Changes in operating assets and liabilities:
Accounts receivable	(124,554)	(261,386)	73,291	10,526
Amount due from related party	21,128	—	(7,082)	(1,017)
Prepayments and other current assets	(110,612)	7,792	46,380	6,662
Other non-current assets	(6,808)	(1,279)	5,816	835
Accounts payable	136,217	16,191	(11,184)	(1,606)
Advance from customers	53,389	31,190	(71,734)	(10,304)
Amount due to related party	35,427	30,595	(38,391)	(5,515)
Tax payable	16,027	21,240	(17,294)	(2,485)
Accrued expenses and other current liabilities	40,277	66,447	48,392	6,951
Other non-current liabilities	—	20,538	(6,284)	(903)
Net cash used in operating activities	(28,099)	(72,827)	(200,837)	(28,849)
Cash flows from investing activities:
Proceeds from maturity of short-term investments and restricted investment	—	86,649	374,292	53,764
Purchases of short-term investments and restricted investment	—	(88,350)	(331,490)	(47,616)
Purchases of property and equipment	(18,823)	(41,835)	(16,366)	(2,351)
Proceeds from sale of property and equipment	—	—	11	2
Cash paid for long-term investments	—	(27,921)	(3,872)	(556)
Cash paid for business combination, net of cash acquired (Note 9)	—	(109,570)	(24,584)	(3,531)
Transfer to restricted time deposits	—	(142,411)	(90,775)	(13,039)
Maturity of restricted time deposits	—	—	45,327	6,511
Net cash used in investing activities	(18,823)	(323,438)	(47,457)	(6,816)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net	1,368,472	—	—	—
Initial working capital contributed by RONG360	150,000	—	—	—
Funding from RONG360	93,431	—	—	—
Proceeds from short-term borrowings	—	130,000	137,082	19,691
Repayment of short-term borrowings	—	—	(207,082)	(29,745)
Proceeds from employees exercising stock options	—	508	10,017	1,439
Share repurchase	—	(70,109)	(134,616)	(19,336)
Purchase of noncontrolling interests	—	—	(3,435)	(493)
Net cash provided by/(used in) financing activities	1,611,903	60,399	(198,034)	(28,444)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(21,170)	62,056	9,709	1,395
Net increase/(decrease) in cash and cash equivalents and restricted cash	1,543,811	(273,810)	(436,619)	(62,714)
Cash and cash equivalents and restricted cash at beginning of the year	—	1,543,811	1,270,001	182,424
Including:
Cash and cash equivalents at beginning of the year	—	1,543,811	1,270,001	182,424
Restricted cash at beginning of the year	—	—	—	—
Cash and cash equivalents and restricted cash at end of the year	1,543,811	1,270,001	833,382	119,710
Including:
Cash and cash equivalents at end of the year	1,543,811	1,270,001	694,910	99,818
Restricted cash at end of the year	—	—	138,472	19,892

Supplemental schedule of non-cash investing and financing activities :
Deemed dividends to RONG360 in connection with the share-based awards granted to employees of non-platform business (Note 18)	8,851	17,314	1,929	277
Consideration paid in ordinary shares and options in business combinations (Note 9)	—	94,233	—	—
Liability assumed as consideration of acquisition (Note 9)	—	—	34,081	4,895

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

The following table sets forth the cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses allocated from RONG360 for all periods presented prior to the Reorganization:

2017
RMB
Cost of revenues	8,081
Sales and marketing expenses	25,049
Research and development expenses	29,940
General and administrative expenses	11,882
Total	74,952

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

(c)                                                          Major subsidiaries, VIEs and subsidiary of VIEs

As of December 31, 2019, the Company’s major subsidiaries, consolidated VIEs and subsidiary of VIEs are as follows:

	Date of incorporation	Place of incorporation	Percentage of direct or indirect economic interest	Principal activities
The Company:
Jianpu	June 1, 2017	The Cayman Islands		Investment holding
Major subsidiaries of the Company:
Jianpu (Hong Kong) Limited	June 19, 2017	Hong Kong	100%	Investment holding
Beijing Rongqiniu Information Technology Co., Ltd.	August 21, 2017	PRC	100%	Platform Business
Databook Tech Ltd.(Databook Tech Ltd. and its subsidiaries and VIE collectively refer to “Databook”)	Acquired in June 2018 (Note 9)	The Cayman Islands	74.61%	Platform Business
Databook (HK) Limited.	Acquired in June 2018 (Note 9)	Hong Kong	74.61%	Platform Business
Hangzhou Magnet Technology Co., Ltd.	Acquired in June 2018 (Note 9)	PRC	74.61%	Platform Business
Beijing Rongsanliuling Information Technology Co., Ltd.	November 5, 2018	PRC	100%	Platform Business
CC Information Limited	Acquired in August 2019	Hong Kong	55%	Platform Business
Major VIEs of the Company:
Beijing Rongdiandian Information Technology Co., Ltd.	March 3, 2017	PRC	100%	Platform Business
Hangzhou Scorpion Technology Co., Ltd.	Acquired in June 2018 (Note 9)	PRC	74.61%	Platform Business
Beijing Kartner Information Technology Co., Ltd. (“KTN”)	Acquired in October 2018 (Note 9)	PRC	100%	Platform Business
Beijing Guangkezhixun Information Technology Co., Ltd.	July 31, 2019	PRC	100%	Platform Business
Subsidiary of VIE:
Shanghai Anguo Insurance Brokerage Co., Ltd.(“Anguo”)	Acquired in December 2019 (Note 9)	PRC	100%	Platform Business

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

(e)                                                          Risks in relation to the VIE structure

In the opinion of management, the contractual arrangements with the VIEs and the nominee shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. The nominee shareholders are also management members or family members of founders of the Group or employees of the Group and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group’s ability to enforce these contractual arrangements and if the nominee shareholders of the VIEs were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the Foreign Investment Law of the People’s Republic of China, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020. The Foreign Investment Law and the Implementing Rules do not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. Since the Foreign Investment Law and the Implementing Rules are relatively new, uncertainties still exist in relation to their interpretation and implementation, and it is still unclear how the Foreign Investment Law and the Implementing Rules would affect the Group’s variable interest entity structure and business operation. The Group’s ability to control the VIEs also depend on the power of attorney that the subsidiaries of the Group has to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Group believes these power of attorney are legally enforceable but may not be as effective as direct equity ownership. In addition, if the Group’s corporate structure and the contractual arrangements with the VIEs through which the Group conducts its business in the PRC were found to be in violation of any existing or future PRC laws and regulations, the Group’s relevant PRC regulatory authorities could:

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

The following financial information of the Group’s VIEs or RONG360’s VIE directly attributable to the Predecessor Operations as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019 were included in the Group’s consolidated financial statements.

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Cash and cash equivalents	14,665	6,673	959
Restricted time deposit-current	—	1,000	144
Short-term investment	78,462	—	—
Accounts receivable, net (including amounts billed through RONG360 of nil and nil as of December 31, 2018 and 2019, respectively)	17,269	11,232	1,613
Amount due from the subsidiaries of the Group*	95,876	173,024	24,853
Amount due from related party other than the subsidiaries of the Group	—	34,456	4,949
Prepayments and other current assets	5,807	17,173	2,467
Property and equipment, net	17,589	12,925	1,857
Intangible assets, net	1,111	21,398	3,074
Goodwill	—	7,313	1,050
Restricted cash, time deposit and investment—non-current	—	28,038	4,027
Other non-current assets	1,068	1,107	159
Total assets	231,847	314,339	45,152
Accounts payable	4,256	16,720	2,402
Advances from customers	21,717	164	24
Tax payable	15,116	19,205	2,759
Accrued expenses and other current liabilities	17,963	135,883	19,518
Non-current liabilities	—	5,658	813
Total liabilities	59,052	177,630	25,516

* The balances are eliminated through the consolidation in the preparation of the Group’s consolidated financial statements.

	For the Year Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Total revenues*	408,445	183,003	666,683	95,763
Net income/(loss)	231,781	18,506	(69,972)	(10,051)

* The transactions are eliminated through the consolidation in the preparation of the Group’s consolidated financial statements were nil, RMB93,976, RMB597,022 for the years ended December 31, 2017, 2018 and 2019, respectively.

	For the Year Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Net cash provided by/(used in) operating activities	35,002	28,292	(68,513)	(9,842)
Net cash (used in)/provided by investing activities	(7,076)	(14,453)	31,359	4,504
Net cash (used in)/provided by financing activities	(27,100)	—	30,000	4,309
Net increase/(decrease) in cash and cash equivalents and restricted cash	826	13,839	(7,154)	(1,029)
Cash and cash equivalents and restricted cash at beginning of the year	—	826	14,665	2,106
Cash and cash equivalents and restricted cash at end of the year	826	14,665	7,511	1,077

2. Restatement

During 2020 the Company’s independent audit committee of its board of directors (the “Audit Committee”), with the assistance of advisers, conducted an internal review (the “Review”) of certain matters relating to transactions carried out with third-party business entities by the Credit Card Business Unit of the Company (the “Credit Card BU”). The Review found that certain transactions by the Credit Card BU in the year ended December 31, 2018 involved third-party agents (including both upstream agents and downstream suppliers) with undisclosed related-party relationships, and some transactions lacked business substance (collectively, the “questionable transactions”).

As a result of the questionable transactions, certain revenues were inflated with costs and expenses of the same amount or erroneously presented on a gross basis for the year ended December 31, 2018, therefore should be restated to be reversed for transactions that lacked business substance, or be restated to be presented on a net basis. Management of the Company has determined that previously reported revenues for the year ended December 31, 2018 were overstated by RMB89,966, with corresponding overstatement of costs and expenses of the same amount. The misstatement has no impact on previously reported loss from operations, net loss, or per-share amounts. In response, the Company has restated its previously issued financial statements for the year ended December 31, 2018 to correct for the misstatements resulting from the questionable transactions. The restatement has no impact on the Group’s consolidated balance sheets and consolidated statements of cash flows as of and for the year ended December 31, 2018.

The effects of the restatement for the misstatements on the consolidated statements of comprehensive loss are as follows:

		For the Year Ended December 31, 2018
	Item	As Previously Reported	Restatement	As Restated
		RMB	RMB	RMB
Revenues:
Recommendation services:
Loans (including revenues from related party of RMB105,492 for the year ended December 31, 2018)		1,015,407	—	1,015,407
Credit cards	(a)	750,941	(61,119)	689,822
Total recommendation services		1,766,348	(61,119)	1,705,229
Advertising, marketing and other services (including revenues from related party of RMB13,405 for the year ended December 31, 2018)	(a)	245,494	(28,847)	216,647
Total revenues		2,011,842	(89,966)	1,921,876
Cost of revenues	(a)	(223,339)	28,847	(194,492)
Gross profit		1,788,503	(61,119)	1,727,384
Operating expenses:
Sales and marketing (including expenses from related party of RMB51,753 (see Note (b)) for the year ended December 31, 2018)	(a)	(1,547,518)	61,119	(1,486,399)
Research and development		(241,270)	—	(241,270)
General and administrative		(178,371)	—	(178,371)
Loss from operations		(178,656)	—	(178,656)
Net interest income		5,037	—	5,037
Others, net		9,360	—	9,360
Loss before income tax		(164,259)	—	(164,259)
Income tax benefits		4,473	—	4,473
Net loss		(159,786)	—	(159,786)
Less: net income attributable to noncontrolling interests		4,829	—	4,829
Net loss attributable to Jianpu’s shareholders		(164,615)	—	(164,615)
Other comprehensive income, net
Foreign currency translation adjustments		59,658	—	59,658
Total other comprehensive income		59,658	—	59,658
Total comprehensive loss		(100,128)	—	(100,128)
Less: total comprehensive income attributable to noncontrolling interests		5,568	—	5,568
Total comprehensive loss attributable to Jianpu’s shareholders		(105,696)	—	(105,696)
Net loss per share attributable to Jianpu’s shareholders
Basic and diluted		(0.39)	—	(0.39)
Net loss per ADS attributable to Jianpu’s shareholders
Basic and diluted		(7.89)	—	(7.89)
Weighted average number of shares
Basic and diluted		417,315,644	—	417,315,644

Notes:

(a)                                 Restatement for inflated or erroneously presented revenue and associated costs and expenses

As a result of the Review, management restated revenues, corresponding costs and expenses for year ended December 31, 2018 due to the questionable transactions with certain third-party agents.

(b)                                 Previously undisclosed information for related party transactions

In connection with the assessment of the financial impact of the Review, management found that previously disclosed amounts for related party transactions were understated by RMB11,586 for the year ended December 31, 2018. The Company has therefore restated the disclosures for related party transactions on the face of the consolidated statements of comprehensive loss. Amounts disclosed in Note 22 “Related party transactions” have also been restated accordingly.

3. Summary of significant accounting policies

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

Changes in the Company’s ownership interest while the Company retains its controlling interest in its subsidiary or VIE shall be accounted for as equity transactions. Therefore, no gain or loss will be recognized in consolidated net income/(loss) or comprehensive income/(loss). The carrying amount of the noncontrolling interest will be adjusted to reflect the change in its ownership interest in the subsidiary or VIE. Any difference between the fair value of the consideration received or paid and the amount by which the noncontrolling interest is adjusted will be recognized in equity attributable to the Company.

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

(e)                                                          Foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and the Group’s subsidiaries incorporated in Hong Kong (“HK”) and Singapore is United States dollars (“US$”). The Group’s PRC subsidiaries and VIEs determined their functional currency to be RMB. The determination of the respective functional currency is based on the criteria set out by Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters.

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

The financial statements of the Group’s non-PRC entities are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulting foreign currency translation adjustments are recorded in other comprehensive (loss)/income in the consolidated statements of comprehensive loss, and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive (loss)/income in the consolidated statements of changes in invested/shareholders’ equity. Total foreign currency translation adjustments included in the Group’s other comprehensive (loss)/income were loss of RMB21,170, income of RMB59,658 and income of RMB14,685 for the years ended December 31, 2017, 2018 and 2019, respectively.

(f)                                                           Convenience translation

Translations of the consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2019 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.9618, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2019, or at any other rate.

(g)                                                         Cash and cash equivalents

Cash and cash equivalents represent cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted to withdrawal or use, and which have original maturities of three months or less.

(h)                                                         Restricted cash, time deposit and investments

Cash and time deposits that are restricted as to withdrawal or use for current operations are classified as restricted cash and restricted term deposits, respectively.

Restricted investment presents certain short term investments of wealth management products issued by bank, which is restricted as to withdrawal (Note 6).

In the event that the restriction is expected to be removed within the next twelve months, the relevant assets are classified as current assets. Otherwise, they are classified as non-current assets.

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

(k)                                                         Long-term investments

The Group measures long-term equity investments other than equity method investments at fair value through earnings along with the adoption of Accounting Standards Update (“ASU”) 2016-01 in 2018. For the investments without readily determinable fair values, the Group elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes (“measurement alternative”). Under this measurement alternative, changes in the carrying value of the equity investment will be required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The Group makes reasonable efforts to identify price changes that are known or that can reasonably be known.

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

(m)                                                     Intangible assets, net

Intangible assets acquired through business combinations are recognized as assets separated from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets purchased are recognized and measured at fair value upon acquisition.

Intangible assets with finite lives are carried at cost less accumulated amortization and impairment, if any. All intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives.

Amortization is calculated using the straight-line method over estimated useful lives of the assets as follows:

Estimated useful life
Technology	8.5 years
Customer relationship	3~5.5 years
Non-compete agreement	5.5 years
Software	3 years
Brand	8 years
License	15 years

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

(o)                                                         Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the acquisitions of interests in the Group’s subsidiaries and consolidated VIEs. The Group performs quantitative goodwill impairment test annually or more frequently when an event occurs or circumstances change that indicate the carrying value may not be recoverable. A goodwill impairment loss is recognized for the amount that the carrying amount of a reporting unit, including goodwill, exceeds its fair value, limited to the total amount of goodwill allocated to that reporting unit. Nil, nil and RMB147,296 of impairment loss of goodwill were recognized for the years ended December 31, 2017, 2018 and 2019, respectively (Note 12).

(p)                                                         Impairment of long-lived assets

The Group evaluates its long-lived assets with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing carrying amount of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the long-lived assets over their fair value. Nil, nil and RMB101,136 of impairment loss of long-lived assets were recognized for the years ended December 31, 2017, 2018 and 2019, respectively.

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

Transfers into or out of fair value hierarchy classifications are made if the significant inputs used in the financial models measuring the fair value of the assets and liabilities became unobservable or observable in the current marketplace. These transfers are considered to be effective as of the beginning of the period in which they occur. The Group did not transfer any assets or liabilities in or out of Level 2 and Level 3 during the years ended December 31, 2018 and 2019.

Fair value measurements on a recurring basis

As of December 31, 2018, the financial instruments measured at fair value on a recurring basis are as follows:

		Fair value measurement at reporting date using
Description	Fair value as of December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments (Note 3(i)):

Wealth management products	78,462	—	78,462	—

As of December 31, 2019, the financial instruments measured at fair value on a recurring basis are as follows:

		Fair value measurement at reporting date using
Description	Fair value as of December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Restricted cash, time deposit and investment (Note 6)

Long-term wealth management products	38,200	—	38,200	—

The Group’s financial instruments including amount due to or due from related party, receivables, short-term borrowing, payables and other current liabilities are not measured at fair value but for which the fair value is estimated for disclosure purposes, the carrying amount of which approximates the fair value due to their short-term nature.

Fair value measurements on a non-recurring basis

The Group’s long-term equity investments are measured at fair value on a nonrecurring basis under measurement alternative, if an impairment loss is charged or fair value adjustment is made for an observable price in an orderly transaction for identical or similar investments of the same issuer. The related inputs used are classified as Level 3 fair value measurement. Please refer to Note 3(k) for more details of valuation techniques.

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

Consistent with the criteria of ASC 606, the Group recognizes revenues when performance obligations under the terms of a contract with a customer are satisfied and promised services have transferred to the customer, in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services and net of value-added tax.

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

Timing of revenue recognition may differ from the timing of payment from customers. The Group does not have material contract assets as it generally has the unconditional right to payment as revenue is recognized or the timing difference is immaterial. Accounts receivable represents amounts that the Group has satisfied the performance obligation and have the unconditional right to payment. Unearned revenue consists of payments received related to unsatisfied performance obligations at the end of the period, included in “Advance from customers” in the Group’s consolidated balance sheets. Due to the generally short-term duration of the Group’s contracts, the majority of the performance obligations are satisfied in one year. The amount of revenue recognized that was included in the receipts in advance from customers balance at the beginning of the year was RMB70.1 million and RMB80.5 million for the years ended December 31, 2018 and 2019.

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

(ii)                                                        Credit card:

The Group provides Recommendation Services in respect of credit card products offered by credit card issuers or their agents on its platform. The individual users can select and apply for the credit cards, and submit applications to credit card issuers or their agents. The Group is not involved in the credit card approval or issuance process. Service fee is charged to the customers, i.e., the credit card issuers or their agents, upon completion of an application, issuance or first usage of a credit card by the users (collectively referred to as “cost-per-success”). Revenue is recognized when all of the revenue recognition criteria are met, which is generally when the customers confirm the number of card application, issuance or first usage with the Group.

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

For service arrangements involved with third-party platform, the Group considers whether it should report revenues on a gross or net basis by assessing all indicators set forth in ASC 606, and determine if the Group is acting as principal or agent. For arrangements where the Group controls the service before it is transferred to the customer as a principal, as the Group is the primary obligor, subject to inventory risk, and having discretion in establishing prices, revenue is recorded on a gross basis on the amount of fees it billed to its customers, and the related marketing costs charged by third party platform that are directly attributable to the customers are recorded as costs of revenues. Otherwise, the revenue is recorded on a net basis.

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

(t)                                                            Sales and marketing expenses

Sales and marketing expenses consist primarily of marketing expenses relating to traffic acquisition, rewards to business partners for promotion in social network and social media platform, payroll costs and related expenses for employees involved in sales and marketing activities, and expenses for the portion of call center operations that the Group outsources.

Advertising costs are expensed as incurred. Total amount of advertising expenditures and rewards to business partners for promotion recognized in sales and marketing expenses were RMB1,085,314, RMB1,301,521 (As Restated) and RMB1,027,820 for the years ended December 31, 2017, 2018 and 2019, respectively.

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

For share options granted with performance condition, the share-based compensation expenses is recorded when the performance condition is considered probable. Where the occurrence of an initial public offering (“IPO”) is a performance condition, cumulative share-based compensation expenses for the options that have satisfied the service condition are recorded upon the completion of the IPO. The Group reassesses the probability of vesting at each reporting period for awards with performance conditions and adjusts compensation expense based on its probability assessment. The Group recognizes a cumulative catch up adjustment for changes in its probability assessment in the reporting periods of the changes.

A modification is defined as a change in the terms or conditions of a share-based award (“modified award”). The compensation expenses associated with the modified awards are recognized if either the original vesting condition or the new vesting condition is achieved. Total recognized compensation cost for the awards is at least equal to the fair value of the awards at the grant date unless at the date of the modification the performance or service conditions of the original awards are not expected to be satisfied. The incremental compensation expenses are equal to the excess of the fair value of the modified award immediately after the modification over the fair value of the original award immediately before the modification. For stock options already vested as of the modification date, the Group immediately recognized the incremental value as compensation expenses. For stock options still unvested as of the modification date, the incremental compensation expenses are recognized over the requisite service period of these stock options.

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

To assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. As of December 31, 2018 and 2019, the Group did not have any significant unrecognized uncertain tax positions.

(y)                                                         Leases

Prior to adoption of ASU No. 2016-02, Leases (“ASU 2016-02”), each lease is classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exists: a) ownership of the leased property is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the leased property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the leaser at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. Payments made under operating lease are charged to the consolidated statements of comprehensive loss on a straight-line basis over the term of underlying lease. The Group has no capital lease for any of the periods presented.

The Group adopted ASU 2016-02, on January 1, 2019 using modified retrospective method and did not restate comparable periods. The Group elected the package of practical expedients permitted under the transition guidance, which allowed the Group to carry forward the historical lease classification, the assessment whether a contract is or contains a lease and initial direct costs for any leases that exist prior to adoption of the new standard. As a result of the adoption, the Group recognized approximately RMB39.0 million of right-of-use assets recorded in other non-current assets, and corresponding short-term leasing liabilities recorded in accrued expenses and other current liabilities and long-term leasing liabilities recorded in other non-current liabilities respectively on the Group’s consolidated balance sheet as of January 1, 2019. The adoption had no material impact on the Group’s consolidated statements of comprehensive loss for the year ended December 31, 2019 or the opening balances of accumulated losses as of January 1, 2019.

According to ASU 2016-02, the Group determines if an arrangement is or contains a lease at inception. The determination of whether an arrangement is a lease or contains a lease is made at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. The Group has operating leases primarily for office space. The Group elects to apply the short-term lease measurement and recognition exemption for contracts with lease terms of 12 months or less therefore the short-term leases are not recorded on the Group’s consolidated balance sheet. Right-of-use assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. The Group considers only payments that are fixed and determinable at the time of lease commencement.

The Group uses the implicit rate when readily determinable, or its incremental borrowing rate based on the information available, at the commencement date in determining the present value of lease payments. Certain leases include renewal options and/or termination options. Renewal options are included in the lease term if the Group is reasonably certain to exercise those options while options to terminate the lease are only included in the lease term if the Group is reasonably certain not to exercise those options. Lease expense is recorded on a straight-line basis over the lease term.

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

For the years ended December 31, 2017, 2018 and 2019, profit appropriation to statutory surplus fund for the Group’s entities incorporated in the PRC were nil, nil and RMB1,900 respectively. No appropriation to other reserve funds was made for any of the periods presented.

4. Recent accounting pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments”, which replaces the existing incurred loss impairment model with an expected loss methodology on the measurement of credit losses for financial assets measured at amortized cost, which includes accounts receivable and available-for-sale debt securities. For financial assets measured at amortized cost, this new guidance requires an entity to: (1) estimate its lifetime expected credit losses upon recognition of the financial assets and establish an allowance to present the net amount expected to be collected; (2) recognize this allowance and changes in the allowance during subsequent periods through net income; and (3) consider relevant information about past events, current conditions and reasonable and supportable forecasts in assessing the lifetime expected credit losses. This guidance will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Group does not expect a material impact from the adoption of this guidance. Currently, the Group expects an increase of approximately RMB2.8 million in the allowance for credit losses upon the initial adoption of this guidance effective on January 1, 2020.

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

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes”, which removes specific exceptions to the general principles in Topic 740 and to simplifies accounting for income taxes. The guidance is effective for all entities for fiscal years beginning after December 15, 2020 and for interim periods within those fiscal years. The Group does not expect the adoption to have a material impact on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, “Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815”, which clarifies the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The guidance is effective for all entities for fiscal years beginning after December 15, 2020 and for interim periods within those fiscal years. The Group does not expect the adoption to have a material impact on its consolidated financial statements.

5. Concentration and risks

(a)                                                         Concentration of customers and suppliers

There was nil, one and nil customer accounted for more than 10% of the Company’s total revenues for the years ended December 31, 2017, 2018 and 2019 respectively. There were four customers which individually accounted for more than 10% of the Company’s net accounts receivable as of December 31, 2018 and three customers with relationship with each other in aggregate accounted for 31% of the Company’s net accounts receivable as of December 31, 2019.

	For the Year Ended December 31,
Revenues	2017	2018	2019
Customer A	*	13%	*

	As of December 31,
Accounts receivable, net	2018	2019
Customer A	29%	*
Customer B	12%	*
Customer C	11%	*
Customer D	10%	*
In aggregate of Customer E,F,G	*	31%

There were two, nil and nil suppliers, e.g. advertising agencies, which individually accounted for more than 10% of the Company’s total costs and expenses for the years ended December 31, 2017, 2018 and 2019 respectively. One and two suppliers individually accounted for more than 10% of the Company’s accounts payable as of December 31, 2018 and 2019 respectively as follows:

	For the Year Ended December 31,
Costs and expenses	2017		2018	2019
Supplier I	13	%*	*
Supplier II	14	%*	*

	As of December 31,
Accounts payable	2018	2019
Supplier III	14%	*
Supplier IV	*	36%
Supplier V	*	17%

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

6. Restricted cash, time deposit and investment

	As of December 31,
	2018	2019
	RMB	RMB
Current:
Restricted cash	—	56,265
Restricted time deposit	142,411	193,505
Total	142,411	249,770

Non-current:
Restricted cash	—	82,207
Restricted time deposit	—	4,000
Restricted wealth management products	—	38,200
Total	—	124,407

Line of credits for short-term bank borrowings was secured by cash and short-term time deposits in banks, amounting to RMB142.4 million and RMB216.9 million as of December 31, 2018 and 2019, respectively.

The cash of RMB114.1 million and wealth management products of RMB38.2 million of Databook became temporary restricted as to withdrawal or usage by the Group and was consequently reclassified to restricted cash, and restricted wealth management products, respectively, as of December 31, 2019. These cash and wealth management products became unrestricted to withdraw or use in January 2021 when the case was closed. See Note 12 and Note 25(b) for more detailed information.

Besides that, there are three-year time deposits of RMB5.0 million in custodian accounts for insurance brokerage business of the Group as of December 31, 2019, out of which RMB1.0 million will mature within one year from December 31, 2019 therefore is presented in current assets.

7. Accounts receivable, net

Accounts receivable, net consists of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Accounts receivable	444,270	369,310
Less: allowance for doubtful accounts	(71)	(23,785)
Accounts receivable, net	444,199	345,525

Accounts receivable are non-interest bearing and are generally on terms between 1 to 30 days. In some cases, these terms are extended for certain qualifying long-term customers to less than a year who have met specific credit requirements.

The movements in the allowance for doubtful accounts are as follows:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance at beginning of the year	(785)	—	(71)
Additions	—	(1,709)	(29,383)
Write offs	785	1,638	5,669
Balance at end of the year	—	(71)	(23,785)

8. Prepayments and other current assets

Prepayments and other current assets consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Prepaid advertising expenses, rentals and others	126,648	84,330
Deposits	30,083	28,366
Staff advances	1,323	1,244
Deductible VAT input	231	1,565
Interest receivable	1,846	2,918
Total	160,131	118,423

9. Business combinations

(a) Databook

In June 2018, the Group completed the acquisition of 65% of equity interests in Databook Tech Ltd., a Cayman registered company engaged in optimizing data-driven risk management decisions through its subsidiaries and VIE in the PRC and operated independently from the other businesses of the Group. The acquired company offers a suite of products and services helping financial service providers to enhance their risk management capabilities. The total consideration of the transaction was RMB204.5 million, consists of cash of RMB110.2 million, Class A ordinary shares of the Company of 5,772,447 shares and options to purchase the Company’s Class A ordinary shares of 397,820 shares. The purchase price allocation is as follows:

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

In the second quarter of 2019, Databook repurchased 504,527 shares or 2.36% equity interests in Databook Tech Ltd. from one noncontrolling shareholder with nominal price, which was accounted as a contribution from noncontrolling shareholder. In the same quarter, the Company purchased 1,009,053 ordinary shares or 7.25% equity interest in Databook from another noncontrolling shareholder, with cash consideration of US$500 and 2,400,000 Class A ordinary shares of the Company at fair value of US$3,590. The difference between the fair value of the consideration paid and the amount by which the noncontrolling interest was adjusted for each of these transactions has been recognized in equity attributable to the Company, totaling RMB4,039. The Company held 74.61% of equity interest in Databook immediately after these transactions.

In September 2019, the goodwill of RMB147,296 carried from the business combination of Databook was fully impaired and recorded in impairment loss in the consolidated statements of comprehensive loss. See Note 12 for more detailed information.

(b) KTN

In October 2018, the Group completed the acquisition of 100% equity interest in KTN from a related party (“related party B”, please refer to Note 22). Upon completion of the acquisition, KTN became a VIE of the Company through contractual arrangements entered into by the Company’s wholly owned subsidiary, nominee shareholders of KTN and KTN. KTN was a startup and engaged in financial product recommendation service by leveraging the social media and partner program. Total consideration was RMB6.3 million in cash. The purchase price allocation is as follows:

Amount
RMB
Cash consideration	6,250
Total consideration	6,250

Amount
RMB
Cash and cash equivalents	196
Other working capital	6,054
Total	6,250

No goodwill was recognized based on the purchase price allocation as of the acquisition date.

(c) Anguo

In December 2019, the Group completed the acquisition of 100% equity interests in Anguo, a Shanghai registered company engaged in insurance brokerage business. The total consideration of the transaction was RMB67.5 million, consists of cash of RMB33.4 million and liabilities to be assumed by the Group of RMB34.1 million. The purchase price allocation is as follows:

Amount
RMB
Fair value of liabilities to be assumed	34,081
Cash consideration	33,459
Total consideration	67,540

	Amount	Amortization years
	RMB	Years
Cash and cash equivalents	412
Restricted time deposits	5,000
Other working capital	39,065
License	21,000	15
Goodwill	7,313
Deferred tax liability	(5,250)
Total	67,540

Goodwill primarily represents the expected synergies from the combined business provided by the platform, which increases the competitiveness and competence in providing relevant services.

As the business combination was completed in late December 2019, the total revenue and net loss from Anguo that are included in the Group’s consolidated statements of comprehensive loss for the year ended December 31, 2019 were both immaterial.

The acquired business is not considered material to the Group thus the presentation of the pro-forma financial information with regard to a summary of the results of operations of the Group for the business combinations is not presented.

(d) Other acquisition

The Group also completed a small size business acquisition in the third quarter of 2019, the Group paid RMB5,426 as the cash consideration to acquire 55% equity interest of the acquiree. By this acquisition, the Group acquired net assets of RMB5,794, which included cash and cash equivalents amounting to RMB1,383, and the goodwill amounting to RMB5,430 was recognized.

10. Intangible assets, net

Intangible assets consists of the following:

		As of December 31, 2019
	Weighted- average amortization period	Gross carrying amount	Accumulated amortization	Impairment amount	Net carrying amount
	Year	RMB	RMB	RMB	RMB
Technology	8.5	71,000	(11,137)	(59,863)	—
Customer relationship	3-5.5	24,244	(5,701)	(17,348)	1,195
Non-compete agreement	5.5	28,900	(7,006)	(21,894)	—
Software	3	4,442	(2,232)	(834)	1,376
Brand	8	2,239	(93)	—	2,146
License	15	22,344	—	—	22,344
Total		153,169	(26,169)	(99,939)	27,061

		As of December 31, 2018
	Weighted- average amortization period	Gross carrying amount	Accumulated amortization	Impairment amount	Net carrying amount
	Year	RMB	RMB	RMB	RMB
Technology	8.5	71,000	(4,873)	—	66,127
Customer relationship	5.5	22,900	(2,429)	—	20,471
Non-compete agreement	5.5	28,900	(3,065)	—	25,835
Software	3	3,482	(878)	—	2,604
Total		126,282	(11,245)	—	115,037

Amortization expenses were nil, RMB11,245 and RMB14,826 for the years ended December 31, 2017, 2018 and 2019, respectively.

The impairment loss of intangible assets were nil, nil and RMB99,939 for the years ended December 31, 2017, 2018 and 2019, respectively (Note 12).

As of December 31, 2019, expected amortization expense relating to the existing intangible assets for each of the next five years and thereafter is as follows:

Amount
RMB
2020	3,594
2021	2,217
2022	2,068
2023	1,770
2024	1,770
Thereafter	15,642
27,061

11. Property and equipment, net

Property and equipment, net consists of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Office furniture and equipment	2,007	1,774
Computer equipment	7,517	8,812
Servers and network equipment	45,601	51,810
Leasehold improvements	12,539	11,427
Vehicles	575	727
Building	12,512	12,512
Total	80,751	87,062
Accumulated depreciation	(28,429)	(49,179)
Impairment	—	(1,197)
Property and equipment, net	52,322	36,686

The impairment loss of property and equipment were nil, nil and RMB1,197 for the years ended December 31, 2017, 2018 and 2019, respectively (Note 12).

Depreciation expenses were RMB5,769, RMB14,046 and RMB21,652 for the years ended December 31, 2017, 2018 and 2019, respectively.

12. Goodwill

The changes in the carrying amount of goodwill were as follows:

Amount
RMB
Balance as of December 31, 2017	—
Additions (Note 9)	147,296
Balance as of December 31, 2018	147,296
Additions (Note 9)	12,743
Impairment	(147,296)
Translation adjustments	(46)
Balance as of December 31, 2019	12,697

In September 2019, the business of Databook was suspended and an investigation was conducted against Databook and certain of its employees by competent authorities in relation to the compliance of information collection or use. The Group therefore recorded a full impairment for goodwill, intangible assets, and an impairment for other assets attributable to the Databook, totaling RMB254.7 million as of December 31, 2019. See Note 25(b) for more detailed information.

13. Long-term investment

	As of December 31,
	2018	2019
	RMB	RMB
Equity investments	29,348	29,733

The long-term investments were included in “Other non-current assets” as presented on the Group’s consolidated balance sheets.

As of December 31, 2018 and 2019, the Group’s long-term investments primarily included two equity investments in privately-held companies. In 2018, the Group invested in preferred shares of Firestorm Holdings Limited (“Firestorm”) with a consideration of cash in US$2,137 (RMB14,908). Firestorm operates an open platform in Indonesia for discovery and recommendation of financial products. The Group invested in preferred shares of Conflux Global (“Conflux”) with a consideration of cash in US$2,000 (RMB13,952). Conflux is a decentralized applications blockchain solution provider. These preferred shares invested are not considered in-substance ordinary shares and do not have readily determinable fair value, which are accounted for using the measurement alternative method. No adjustments for the fair value were made as no orderly transactions for the identical or similar investment of the same issuer were identified during the years ended December 31, 2018 and 2019. A full impairment of RMB1,663 was made in the year of 2019 for long-term investments held by Databook. See Note 12 for more detailed information.

14. Leases

The Group has operating leases for office buildings, with lease terms from within one year to around three years. There is no finance lease for the Group. A summary related to operating leases as of December 31, 2019 is as follows:

Amount
RMB
Operating lease right-of-use assets, net	15,363
Operating lease liabilities - current	11,481
Operating lease liabilities - non-current	800
Total operating lease liabilities	12,281
Weighted average remaining lease term	1.04
Weighted average discount rate	4.75%

Amount
RMB
Operating lease expenses	21,959
Short-term lease expenses	759
Total lease expenses*	22,718
Cash paid for amounts included in the measurement of lease liabilities	20,146
Supplemental noncash information on lease liabilities arising from obtaining right-of- use assets	2,467

*The lease expenses were RMB11,004, RMB24,518 and RMB22,718 for the years ended December 31, 2017, 2018 and 2019, respectively.

A summary of maturity of operating lease liabilities under the Group’s non-cancelable operating leases as of December 31, 2019 is as follows:

Amount
RMB
2020	11,921
2021	651
2022	22
Total future minimum payments	12,954
Less: interest	(313)
Present value of operating lease liabilities	12,281

As of December 31, 2018, future minimum lease payment obligations under non-cancelable operating leases before the adoption of ASU 2016-02 were disclosed as follows:

Amount
RMB
2019	17,954
2020	17,882
Total future minimum payments	35,836

15. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Accrued liabilities for legal proceeding (Note 25(b))	—	60,000
Accrued payroll	114,201	57,275
Customer advance payments relating to Databook	—	47,703
Consideration payable of business combination	—	12,506
Operating lease liabilities	—	11,481
Accrued expenses	12,054	9,896
Payable to employees for proceeds from shares as sold	8,598	2,906
Others	9,625	22,251
Total	144,478	224,018

16. Short-term borrowings

In 2018, RQN obtained a loan facility of credit line of RMB130 million with a fixed annual interest rate of 4.95%, issued by East West Bank (China) Limited and secured by short-term time deposits denominated in US$ of Jianpu HK. In 2019, RQN obtained another loan facility of credit line of RMB250 million with a fixed annual interest rate, issued by Xiamen International Bank and secured by cash and short-term time deposits denominated in US$ of Jianpu HK. These cash and short-term time deposits were accounted for as restricted cash and time deposits (see Note 6).

As of December 31, 2018 and 2019, the Group utilized part of the credit lines, and the balance of short-term borrowings was RMB130 million and RMB60 million, respectively. All of these borrowings were denominated in RMB and repayable within one year.

17. Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million. The payments of dividends to their shareholders are not subject to withholding tax in Hong Kong.

PRC

In accordance with the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. Preferential tax treatments are granted to certain entities qualified as High and New Technology Enterprises (‘‘HNTEs’’). Certain PRC subsidiary of the Group or the Predecessor Operations obtained certificates of HNTEs and therefore are eligible to enjoy a preferential tax rate of 15% for three years, provided that they are qualified as HNTEs during such periods. The management expects that all the criteria to utilize this preferential tax treatment can be satisfied for the relevant annual tax filing during such periods. Accordingly, a preferential tax rate of 15% were applied for these entities, and other subsidiaries and VIEs of the Group and Predecessor Operations in the PRC are subject to a uniform income tax rate of 25% for all periods presented.

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

Composition of income tax expenses/(benefits):

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Current income tax	31,467	(5,890)	8,788
Deferred income tax	(3,085)	1,417	(16,793)
Total	28,382	(4,473)	(8,005)

Reconciliation of the differences between statutory income tax rate and the effective income tax rate for the years ended December 31, 2017, 2018 and 2019 are as below:

	For the Year Ended December 31,
	2017	2018	2019
Statutory EIT rate	25.00%	25.00%	25.00%
Tax effect of preferential tax treatment	(3.76)%	(11.04)%	(8.81)%
Tax effect of permanent differences	(1.72)%	0.88%	(1.73)%
Changes in valuation allowance	(35.86)%	(12.12)%	(12.97)%
Effective income tax rate	(16.34)%	2.72%	1.49%

The following table sets forth the effect of preferential tax:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Tax effect of preferential tax treatment	6,535	18,137	47,453
Basic and diluted loss per share effect	0.02	0.04	0.11

Composition of deferred tax assets and liabilities:

Deferred taxes assets and liabilities arising from PRC subsidiaries and VIEs were measured using the enacted tax rates for the periods in which they are expected to be reversed. The Group’s deferred tax assets and liabilities consist of the following components:

	As of December 31,
	2018	2019
	RMB	RMB
Deferred tax assets
Advances from customers	1,904	6,015
Accrued payroll and expenses	6,216	3,377
Allowances of doubtful accounts	203	5,035
Allowances of impaired assets	—	1,804
Net operating loss carry-forwards	22,751	84,925
Advertising expenses in excess of deduction limit	13,781	12,250
Amortization of intangible assets	876	1,737
Total deferred tax assets	45,731	115,143
Less: Valuation allowance	(45,618)	(115,143)
Total deferred tax assets, net	113	—

	As of December 31,
	2018	2019
	RMB	RMB
Deferred tax liabilities
Intangible assets acquired from business combinations	16,865	5,801
Total deferred tax liabilities	16,865	5,801

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated losses, existence of taxable temporary differences and reversal periods.

The Group believes that it is more likely than not that the advertising expenses in excess of deduction limit will not be utilized in the future given the Group expects its advertising expenses will continue to exceed the deduction limit in the foreseeable future. Full valuation allowance for the deferred tax assets arising from such advertising expenses were provided. In addition, the Group believed that it is more likely than not that the accumulated operating losses and other deferred tax assets for certain entities will not be utilized in the future given these entities had incurred net accumulated operating losses for income tax purposes since its inception. Therefore, the valuation allowances for these deferred tax assets were provided. The total valuation allowance provided were RMB45,618 and RMB115,143 as of December 31, 2018 and 2019 respectively. The net deferred tax assets as recognized was included in the “Other non-current assets” in the consolidated balance sheets.

Movement of valuation allowance:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance at beginning of the year	123,938	33,980	45,618
Derecognized*	(110,153)	—	—
Additions	78,542	20,678	80,468
Reversals**	(58,347)	(9,040)	(10,943)
Balance at end of the year	33,980	45,618	115,143

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

18. Share-based compensation expenses

The following table sets forth the share-based compensation expenses included in each of the relevant accounts:

	For the Year Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Cost of revenues	4,246	(724)	935	134
Sales and marketing expenses	17,817	6,772	8,549	1,228
Research and development expenses	32,104	13,435	16,063	2,307
General and administrative expenses	53,599	111,176	(19,157)	(2,751)
Total	107,766	130,659	6,390	918

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

The activities of share options granted under RONG360’s 2012 Share Plan for the period from December 31, 2016 to the IPO date which is in November 2017, are summarized as below ( * ) :

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

The total share-based compensation expenses recognized by the Group for the year ended December 31, 2017 for which the service condition had been met and the performance target of IPO was achieved were RMB32,149. The outstanding options under this plan immediately prior to the IPO were converted to options under the Global Share Plan upon the completion of the Company’s IPO (Note 18 (b)), and no more expenses were recognized under this plan thereafter.

The fair values of the options granted under RONG360’s 2012 Share Plan in relation to the share-based compensation expenses attributable to the Platform Business for the years ended December 31, 2017 are as follows:

For the Year Ended December 31,
2017
US$
Weighted average grant date fair value of option per share	3.03
Aggregate grant date fair value of options granted	9,013

The estimated fair value of each option granted under RONG360’s 2012 Share Plan is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

For the Year Ended December 31,
2017
Risk-free interest rate per annum	2.31% ~ 2.40%
Expected term (in years)	10
Expected volatility	55% ~ 57%
Expected dividends yield	—

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

(b)          Global share plan

The Company adopted a Global Share Plan, of which the terms are substantially identical to the 2012 Share Plan of RONG360, effective upon the completion of the Company’s IPO. Pursuant to the Global Share Plan, the Company assumed all outstanding 20,480,486 share options issued under the 2012 Share Plan of RONG360. Each one of the outstanding share options under the 2012 Share Plan with underlying shares of RONG360 were converted to one share option of the Company (i.e. the Platform Business) and one share option of RONG360’s other subsidiaries (i.e. the non-platform business) in a way that employees kept an equitable position immediately before and after the conversion. There was no significant incremental share-based compensation expense recorded as a result of the conversion.

In addition to the options converted from the Global Share Plan as aforementioned, the Group granted new options to eligible employees or nonemployees under this plan in 2018 and 2019. Options granted were subject to a service condition, which requires the awards to vest in installments during the vesting periods ranged from one to seven years. Options granted typically expire in ten years from the respective vesting commencement date as stated in the grant letters.

The activities of share options granted under Jianpu’s Global Share Plan in relation to the share-based compensation expenses of the Group for the years ended December 31, 2017, 2018 and 2019 are summarized as below:

	Number of shares	Weighted average exercise prices US$/Share	Aggregate intrinsic Value US$	Weighted average remaining contractual years
Outstanding immediately after the IPO	18,640,845	0.21	44,454	7.14
Granted during the year	—	—
Outstanding as of December 31, 2017	18,640,845	0.21	44,454	7.14
Granted during the year	1,940,654	0.24
Forfeited during the year	(1,122,550)	0.53
Exercised during the year	(759,518)	0.10
Outstanding as of December 31, 2018	18,699,431	0.20	38,480	6.42
Granted during the year	19,340	0.56
Forfeited during the year	(427,014)	0.52
Exercised during the year	(10,011,528)	0.13
Outstanding as of December 31, 2019	8,280,229	0.25	2,829	6.54

The fair value of the options granted under Jianpu’s Global Share Plan in relation to the share-based compensation expenses for the years ended December 31, 2018 and 2019 are as follows:

	For the Year Ended December 31,
	2018	2019
	US$	US$
Weighted average grant date fair value of option per share	2.46	0.86
Aggregate grant date fair value of options granted	4,776	17

The estimated fair value of each option granted under Jianpu’s Global Share Plan is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

	For the Year Ended December 31,
	2018	2019
Risk-free interest rate per annum	2.40% ~ 3.05%	1.78% ~ 2.60%
Expected term (in years)	10	10
Expected volatility	53% ~ 54%	51% ~ 58%
Expected dividends yield	—	—

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

As of December 31, 2019, 8,280,229 share options of the Company were held by the Group’s employees and non-employees under Global Share Plan with the weighted average exercise price of US$0.25 per option and weighted average remaining contractual years of 6.54 years, out of which 6,049,815 options were exercisable with the weighted average exercise price of US$0.23 per option and weighted average remaining contractual years of 6.37 years. 8,013,226 share options were expected to be vested with the weighted average exercise price of US$0.25 per option and weighted average remaining contractual years of 6.53 years. The aggregate intrinsic value of the outstanding options, exercisable options and share options expected to be vested as of December 31, 2019 are US$2,829, US$2,197 and US$2,805 respectively. There were RMB6,210 of unrecognized share-based compensation expenses, which are expected to be recognized over a weighted-average period of 1.65 years.

As of December 31, 2019, 1,281,957 share options of the Company were held by the employees of the Group’s related parties for non-platform business under the Global Share Plan with the weighted average exercise price of US$0.44 per option and weighted average remaining contractual years of 7.62 years, out of which 774,563 options were exercisable with the weighted average exercise price of US$0.37 per option and weighted average remaining contractual years of 6.99 years. 1,145,604 share options were expected to be vested with the weighted average exercise price of US$0.43 per option and weighted average remaining contractual years of 7.53 years. The aggregate intrinsic value of the outstanding options, exercisable options and share options expected to be vested as of December 31, 2019 are US$199, US$177 and US$193 respectively. The share options granted to employees of the Group’s related parties for non-platform business were accounted for as deemed dividend from the Company to its shareholders, as these employees do not provide services to the Company. The share awards were measured based on the fair value as of the grant date. The amount recognized as deemed dividend were RMB8,851, RMB9,402 and RMB14 for the years ended December 31, 2017, 2018 and 2019, respectively.

As of December 31, 2019, 17,566,274 share options with underlying shares of non-platform business were held by the Group’s employees under the Global Share Plan. The vesting of such awards is conditional upon the fulfillment of requisite service conditions to the Company and listing of non-platform business. The cost relating to such share-based awards succeeded from 2012 Share Plan of RONG360 are recognized by the Company as a shareholder contribution as the award will ultimately be settled by RONG360. The award is accounted for as a financial derivative and initially measured at its fair value in accordance with ASC 815-10-55-46 through 55-48, and the related expense will be recognized over the requisite service period in the consolidated income statements with a corresponding credit to additional paid-in capital. Subsequent changes in the fair value of the award are recorded in the consolidated income statement through the date on which the underlying award are settled. The share-based compensation expenses recognized for the year ended December 31, 2019 in relation to share options with underlying share of non-platform business granted to the Group employees under the Global Share Plan were RMB1,336.

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

In the fourth quarter of 2019, the Group evaluated each of the underlying performance conditions related to the outstanding options with performance conditions, and determined that it was not probable that the performance condition relating to year 2020 would be met for the 6,214,370 share options granted in 2017. Consequently, the Group reversed all previously recognized share-based compensation expenses related to these awards of RMB96,831, and the performance condition for these share options was modified to link to financial performance of year 2021, which is assessed as probable to achieve. In accordance with ASC 718, such modification is a Type III modification because the original condition is not expected to be satisfied as of the modification date. The fair value of the 6,214,370 shares options of the modified performance conditions was re-measured and the aggregate grant date fair value is RMB25,838. The Group recognized the incremental value as share-based compensation expenses for vested awards amounting to RMB17,225 in the fourth quarter of 2019.

Option granted to non-employees were subject to a service condition with a vesting period ranged from one to four years. One-third, one-fourth or nil of the options vested immediately on vesting commencement date and the remaining of the awards to vest in equal installments on a quarterly or yearly basis in the remaining vesting period. Options granted typically expire in ten years from the respective vesting commencement date as stated in the grant letters.

The activities of share options granted under Jianpu’s 2017 Share Incentive Plan in relation to the share-based compensation expenses of the Group for the years ended December 31, 2018 and 2019 are summarized as below:

	Number of shares	Weighted average exercise prices US$/Share	Aggregate intrinsic Value US$	Weighted average remaining contractual years
Outstanding as of December 31, 2017	8,285,827	0.01	21,394	10.00
Granted during the year	8,014,091	0.01
Forfeited during the year	(411,325)	0.01
Outstanding as of December 31, 2018	15,888,593	0.01	35,644	9.27
Granted during the year	7,183,239	0.01
Forfeited during the year	(1,337,432)	0.01
Exercised during the year	(4,344,515)	0.01
Outstanding as of December 31, 2019	17,389,885	0.01	10,190	8.92

The estimated fair value of each option grant is based on the market price of the underlying ordinary share of the Company on the same date.

As of December 31, 2019, 17,389,885 share options of the Company were granted under 2017 Share Incentive Plan with the weighted average exercise price of US$0.01 per option and weighted average remaining contractual years of 8.92 years, out of which 4,745,457 options were exercisable with the weighted average exercise price of US$0.01 per option and weighted average remaining contractual years of 8.33 years. 16,727,541 share options were expected to be vested with the weighted average exercise price of US$0.01 per option and weighted average remaining contractual years of 8.92 years. The aggregate intrinsic value of the outstanding options, exercisable options and share options expected to be vested as of December 31, 2019 are US$10,190, US$2,781 and US$9,802 respectively. For the years ended December 31, 2018 and 2019, share-based compensation expenses recognized associated with the share options granted by the Company were RMB96,321 and negative RMB15,632. There were RMB64,495 of unrecognized share-based compensation expenses, which are expected to be recognized over a weighted-average period of 2.69 years.

As of December 31, 2019, 731,161 share options of the Company were held by the employees of the Group’s related parties for non-platform business under the 2017 Share Incentive Plan with the weighted average exercise price of US$0.01 per option and weighted average remaining contractual years of 8.84 years, out of which 168,361 options were exercisable with the weighted average exercise price of US$0.01 per option and weighted average remaining contractual years of 8.31 years. 587,647 share options were expected to be vested with the weighted average exercise price of US$0.01 per option and weighted average remaining contractual years of 8.84 years. The aggregate intrinsic value of the outstanding options, exercisable options and share options expected to be vested as of December 31, 2019 are US$428, US$99 and US$334 respectively. The share options granted to employees of non-platform business were accounted for as deemed dividend from the Company to its shareholders, as these employees do not provide services to the Company. The share awards were measured based on the fair value as of the grant date. The amount recognized as deemed dividend were RMB7,912 and RMB1,915 for the years ended December 31, 2018 and 2019.

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

The activities of the Restricted Shares for the years ended December 31, 2017, are summarized as below (*):

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

Total fair value or intrinsic value of the Restricted Shares vested on the respective vesting dates attributable to the Platform Business during the years ended December 31, 2017, were US$15,223.

For the years ended December 31, 2017, share-based compensation expenses recognized associated with the Restricted Shares attributable to the Platform Business were RMB2,388. As of December 31, 2018 and 2019, there were no unrecognized share-based compensation expenses related to the Restricted Shares attributable to the Platform Business.

There were no Restricted Shares granted during the years ended December 31, 2017, 2018 and 2019.

19. Ordinary shares

Upon incorporation, the Company had 1,000,000,000 shares authorized, 1 ordinary share issued and outstanding with a par value of US$0.0001 per share, which was held by RONG360. Pursuant to a written resolution of the Company dated on September 25, 2017, 345,541,350 ordinary shares of par value US$0.0001 each were issued to RONG360 on the same day.

In November 2017, the Company completed an IPO and private placements to certain investors concurrently with the IPO with new issuance of totaling 68,750,000 Class A ordinary shares. Immediately prior to the completion of the IPO, all the ordinary shares as issued and held by RONG360 were redesignated into an equal number of the Class B ordinary shares. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share. Each Class B ordinary share can be converted into one Class A ordinary share at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares. Upon transfer of Class B ordinary shares by RONG360 Inc. to other persons, (i) all shares transferred to Mr. Daqing (David) Ye, Mr. Caofeng Liu, and Mr. Jiayan Lu or their respective affiliates, will remain Class B ordinary shares; (ii) 27,100,830 shares transferred to Mr. Chenchao Zhuang or his affiliates will remain Class B ordinary shares; and (iii) all shares to any party other than those shares mentioned in the foregoing (i) and (ii) will automatically convert into an equal number of Class A ordinary shares. Upon further transfer of Class B ordinary shares by any of Mr. Daqing (David) Ye, Mr. Caofeng Liu, Mr. Jiayan Lu and Chenchao Zhuang (individually referred to as a “Founder” and collectively referred to as the “Founders”) to anyone other than his affiliates, such Class B Ordinary Shares will automatically be converted into an equal number of Class A ordinary shares. When a Founder, ceases to be a director or an officer of the Company, his Class B ordinary shares will automatically be converted into an equal number of Class A ordinary share, and that when the Founders collectively beneficially own less than 5% of the Company’s total issued and outstanding shares on an as-converted basis, all Class B ordinary shares will automatically be converted into an equal number of Class A ordinary shares. The Group concluded that the adoption of dual-class share structure did not have a material impact on its consolidated financial statements. As of December 31, 2017, all the Class B ordinary shares of 345,541,350 shares were solely held by RONG360.

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

In June 2018, the Company issued 5,772,447 Class A ordinary shares for the business combination of Databook. Please refer to Note 9 Business combinations for details.

In August 2018, the Company issued 8,000,000 Class A ordinary shares and then designated to treasury stocks for options to be exercised in the future.

In June 2019, 6,000,000 Class B ordinary shares were redesignated to Class A ordinary shares.

In June 2019, the Company issued 2,400,000 Class A ordinary shares for the transactions with noncontrolling shareholders of Databook in June 2019. Please refer to Note 9 Business combinations for details.

20. Share repurchase program

On August 24, 2018, the board of directors of the Company had approved a share repurchase program, under which the Company may repurchase its Class A ordinary shares in the form of American depositary shares (“ADSs”) with an aggregate value of up to US$20 million during the next twelve-month period. On February 22, 2019, the board of directors of the Company has approved a new share repurchase program, under which the Company may repurchase up to US$10 million of ADSs during the next twelve-month period. The share repurchases may be made in accordance with applicable laws and regulations through open market transactions, privately negotiated transactions or other legally permissible means as determined by the management.

During the year ended December 31, 2018, the Company had repurchased 2,249,831 ADSs for US$10,151 under these programs on the open market, at a weighted average price of US$4.51 per ADS. During the year ended December 31, 2019, the Company had repurchased 4,075,139 ADSs for US$19,849 under these programs on the open market, at a weighted average price of US$4.87 per ADS. The Company accounts for repurchased ordinary shares under the cost method and includes such treasury stock as a component of the shareholders’ equity. The number of ADSs repurchased, total amount and weighted average price paid for ADSs repurchase do not give retroactive effect to the change in the ratio of ADSs to Class A ordinary shares from two ADSs to five Class A ordinary shares to one ADS to twenty Class A ordinary shares, which became effective on October 30, 2020.

The Company had accumulatively repurchased US$30 million of ADSs and closed these two programs in the third quarter of 2019.

21. Loss per share

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

The Company issued ordinary shares to RONG360 in connection with the Reorganization in September 2017 (See Note 1 and Note 19). 345,541,350 ordinary shares were issued and outstanding upon the completion of the Reorganization (See Note 1 and Note 19) in October 2017, which are held by RONG360. Basic and diluted net loss per ordinary share reflecting the effect of the issuance of ordinary shares to RONG360 are presented as follows, as if they had been existed since January 1, 2016.

Basic and diluted net loss per ordinary share for each of the years are presented as follows:

	For the Year Ended December 31,
	2017	2018	2019	2019
	RMB (In thousands, except for share and per share data)	RMB (In thousands, except for share and per share data)	RMB (In thousands, except for share and per share data)	US$ (In thousands, except for share and per share data)
Numerator :
Net loss	(202,125)	(164,615)	(451,760)	(64,890)
Numerator for basic and diluted net loss per share	(202,125)	(164,615)	(451,760)	(64,890)
Denominator:
Weighted average number of ordinary shares	353,452,309	417,315,644	420,575,827	420,575,827
Denominator for basic and diluted net loss per share	353,452,309	417,315,644	420,575,827	420,575,827
Net loss per ordinary share:
Basic and diluted	(0.57)	(0.39)	(1.07)	(0.15)

Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the respective year. The potential ordinary shares of restricted shares and share options were excluded from the diluted loss net per share calculations because to do so would be antidilutive for all the periods presented. The numbers of share options excluded from the calculation of diluted net loss per share of the Company were 28,766,313, 38,073,598 and 28,081,052 as of December 31, 2017, 2018 and 2019 respectively.

22. Related party transactions

The Group’s consolidated financial statements include costs and expenses allocated from RONG360 prior to the Reorganization, amounting to RMB74,952 for the year ended December 31, 2017. In addition, RONG360 provided cash funding support to the Group to satisfy Platform Business’ working capital requirements. See Note 1(b) for more detailed information.

The following sets forth significant related party transactions of the Group during the years presented:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB (As Restated)	RMB
Revenues from recommendation services for loans generated from RONG360 (a)	102,997	105,492	31,980
Revenues from advertising, marketing and other services generated from RONG360 (a)	—	13,405	6,858
Sales and marketing expense charged by related party A (b)	—	(51,753)	(21,099)
Administrative expenses charged to RONG360 (c)	2,691	10,000	4,000
Research and development expenses charged by RONG360 (d)	—	—	(2,162)
Collection handling services provided by RONG360 (e)	(1,564)	(4,644)	—
Initial working capital contributed by RONG360 immediately before the IPO (f)	150,000	—	—
Business combination transaction with related party B (h)	—	(6,250)	—

The following sets forth related party outstanding balance:

	As of December 31,
	2018	2019
Amount due to RONG360 (g)	(61,048)	(24,345)
Amount due to related party A (b)	(5,452)	(3,715)
Amount due to related party B (h)	(6,250)	(6,250)
Amount due from related party C (i)	—	7,082

(a)                                         RONG360’s business comprised the Platform Business segment and non-platform Business segment prior to the Reorganization, thus transactions between the Group’s Predecessor Operation, i.e. the Platform Business, and non-Platform business segment of RONG360 are accounted for as related party transactions. After the Share Distribution, RONG360 is still considered as a related party of the Group due to the existence of some same major shareholders of RONG360 and the Company. The Group provided loan recommendation services and advertising, marketing and other services to the non-platform Business segment of RONG360 and the related service fees were charged at a standard fee rate same as that charged to third party customers.

(b)                                         Related party A (minority investee of a company owned by two founders of the Company) and its subsidiary charged the Group advertising and marketing expenses for providing advertising and marketing service to the Group for the years ended December 31, 2018 and 2019. The Group set the pricing terms with this related party by mirroring the corresponding terms entered into between banks or their agents and the Group.

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

(d)                                         RONG360 charged the Group research and development expenses for providing research and development services to the Group for the year ended December 31, 2019.

(e)                                          Following the Reorganization, RONG360 charged the Group collection handling fees for the revenue amount billed to third parties through RONG360 by the Group. As of December 31, 2019, the accounts receivable billed through RONG360 amounting to RMB3,549.

(f)                                           RONG360 provided RMB150 million of initial working capital to the Company in the form of a capital contribution. The Company received the related cash in November 2017.

(g)                                          The balance arose from the aforementioned related party transactions and various operational payments made by RONG360 on behalf of the Group, such as payroll costs, miscellaneous expenses, etc..

(h)                                         The Group obtained control of KTN from related party B (a company owned by two founders of the Company) in October 2018. The balance represented the unpaid consideration. Please refer to Note 9- Business combinations for more details.

(i)                                             The Group invested in and owned 15% of the preference shares of related party C. Related party C facilitated the fee collection for the Group’s services delivered.

23. Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB38,726, RMB65,727 and RMB81,278 for the years ended December 31, 2017, 2018 and 2019, respectively.

24. Commitments and contingencies

Short-term lease commitments

The Group has leased office premises under non-cancellable short-term operating lease agreements. Future aggregate minimum lease payments under non-cancellable short-term operating leases agreements are as follows:

As of December 31, 2019
RMB
Within one year	2,698
Total	2,698

Capital and other commitments

The Group did not have significant capital and other commitments as of December 31, 2018 and 2019.

Contingencies

The Company and certain of its officers and directors have been named as defendants in a putative securities class action filed on October 25, 2018 in the United States District Court for the Southern District of New York. The pending action was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their purchase of the Company’s ADSs pursuant to the Company’s IPO. The plaintiffs alleged that the Company made misstatements and omissions in connection with its IPO in violation of the Securities Act of 1933. On January 10, 2019, the court entered an order appointing lead plaintiffs of this case, and on March 28, 2019, a consolidated amended complaint was filed. On September 27, 2020, the court denied the defendants’ motion to dismiss. The action otherwise remains in its preliminary stage and the Group is currently unable to estimate the possible loss or a possible range of loss.

The Company and certain of its officers have been named as defendants in another putative securities class action filed on February 17, 2021 in the United States District Court for the Southern District of New York. The plaintiffs alleged that certain of the Company’s disclosures since the first quarter of 2018 contained material misstatements and omissions in violation of the Securities Exchange Act of 1934. Lead plaintiff for this class action has yet to be appointed, and the consolidated amended complaint has yet to be filed. The Group is currently unable to estimate the possible loss or a possible range of loss.

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

25. Subsequent events

(a)                                                         Impact of COVID-19

Beginning in January 2020, the outbreak of COVID-19 has severely impacted China and the rest of the world, and the Group’s business and results of operations have been adversely affected as a result. In early 2020, the COVID-19 pandemic resulted in the temporary closure of many corporate offices across China. Given the strict implementation of quarantine measures during this period, the Group and certain of its business partners implemented temporary adjustment of work schemes allowing employees to work from home and adopted remote collaboration. The Group made operational adjustments to maintain the same high quality service it had always provided its users, customers and partners as the Group simultaneously worked to minimize the impact of COVID-19 and push forward its business initiatives. However, as the Group’s cooperation with financial service partners rely heavily on face-to-face communications, the Group’s cooperation with them has been negatively impacted by the quarantine measures in China and in Beijing, in particular, for several months in 2020 when the strict quarantine measures were implemented. Although the quarantine measures have been largely relaxed compared to early 2020, the global COVID-19 pandemic and the associated inability to travel globally has negatively affected the progress of the originally planned further expansion of the Group’s service offerings overseas since early 2020 and such negative impact may continue in 2021.

(b)                                                         Databook

As mentioned in Note 12, in September 2019, the business of Databook was suspended for an investigation conducted against Databook and certain of its employees by competent authorities in relation to the compliance of information collection or use. The Group therefore recorded a full impairment for goodwill, intangible assets, and an impairment for other assets attributable to the Databook, totaling RMB254.7 million as of December 31, 2019. The investigation of Databook initiated in 2019 has concluded in January 2021. Databook was imposed confiscation of gains of RMB30 million and also a fine of RMB30 million, total amount of RMB60 million was paid in January 2021, and certain employees of Databook have been charged with criminal liabilities, neither other entities of the Group nor directors or officers of the Company were involved. According to ASC 855, it’s a first type subsequent event that provides additional evidence about conditions that existed at the date of the balance sheet as of December 31, 2019. Thus, the Group reversed RMB30 million in revenues of advertising, marketing and other services, recorded RMB30 million as penalties, and accrued additional current income tax expenses of RMB10.0 million in 2019. As of December 31, 2019, the net assets of Databook included in the consolidated balance sheet of the Group (which are principally comprised of restricted cash and wealth management products, offset by accounts payable, tax payable, and accrued liabilities) was RMB22.3 million.

(c)                                                          ADS Ratio Change

On October 21, 2020, the Company announced that it plans to change the ratio of its ADS to its Class A ordinary shares (the “ADS Ratio”), par value US$0.0001 per share, from the current ADS Ratio of two (2) ADSs to five (5) Class A ordinary shares to a new ADS Ratio of one (1) ADS to twenty (20) Class A ordinary shares. The Company filed a post-effective amendment to the ADS Registration Statement on Form F-6 with the U.S. Securities and Exchange Commission (“SEC”) to reflect the change in the ADS Ratio. The change in the ADS Ratio took effective on October 30, 2020, as the SEC having declared the post-effective amendment to the ADS Registration Statement on Form F-6 on that date. The change in the ADS Ratio had no impact on the Company’s underlying Class A ordinary shares, and no Class A ordinary shares was issued or cancelled in connection with the change in the ADS Ratio. Except as otherwise indicated, all ADS and per ADS data in these consolidated financial statements are prepared on a basis after taking into account the effect of the ADS Ratio Change and have been retrospectively adjusted accordingly.

26. Restricted net assets

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

In accordance with the PRC laws and regulations, statutory reserve funds shall be made and can only be used for specific purposes and are not distributable as cash dividends. See Note 3(ab) for more detailed information. As a result of these PRC laws and regulations that require annual appropriation of 10% of net after-tax profits determined in accordance with PRC accounting standards and regulations to be set aside prior to payment of dividends as general reserve fund or statutory surplus fund, the Group’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company.

The Group performed a test on the restricted net assets of its consolidated subsidiaries and VIEs (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements”. Such restricted net assets amounting to approximately RMB197.6 million, or 18.62% of the Group’s total consolidated net assets, as of December 31, 2019.