Form 20-F
period 2020-12-31
Jianpu Technology Inc.
filed 2021-10-29
CIK 1713923

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

⌧	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As of December 31, 2020, there were 423,627,480 ordinary shares outstanding, par value US$0.0001 per share, being the sum of 327,155,685 Class A ordinary shares and 96,471,795 Class B ordinary shares.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

If an emerging growth company that prepare its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ⌧

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. § 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ⌧	International Financial Reporting Standards as issued by the International Accounting Standards Board ◻	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

◻ Item 17   ◻ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

◻ Yes   ⌧ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

i

EXPLANATORY NOTE

Our annual consolidated financial statements for the years ended December 31, 2018, 2019 and 2020 have been audited by PricewaterhouseCoopers Zhong Tian LLP in accordance with the standards of the Public Company Accounting Oversight Board (United States). As previously disclosed in the Explanatory Note to our annual report on Form 20-F for the year ended December 31, 2019 filed on April 30, 2021, our consolidated financial statements for the year ended December 31, 2018 have been restated. Our previously issued consolidated financial statements (and the related audit opinion) included in our annual report on Form 20-F for the year ended December 31, 2018 should not be relied upon. The restatement of our consolidated financial statements (the “Restatement”) as of and for the year ended December 31, 2018 has resulted in certain changes to our consolidated financial statements previously issued.

We have not amended, and we do not intend to amend, our previously filed annual report on Form 20-F for the year ended December 31, 2018 or our quarterly financial results for each quarter in 2018 attached as exhibits to our current reports on Form 6-K previously furnished to the United States Securities and Exchange Commission (the “SEC”). The financial information included in reports previously filed or furnished by us in 2018 and 2019 is superseded by the applicable information in the annual report on Form 20-F for the year ended December 31, 2019 filed on April 30, 2021.

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	“ADSs” refers to our American depositary shares, each of which represents 20 Class A ordinary shares. Except as otherwise indicated, all ADS and per ADS data in this annual report give retroactive effect to the change in the ratio of ADSs to Class A ordinary shares (the “ADS Ratio”) from two ADSs to five Class A ordinary shares to one ADS to 20 Class A ordinary shares, which became effective on October 30, 2020;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong, and Macau;
●	“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.0001 per share;
●	“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.0001 per share;
●	“Restructuring” refers to a corporate restructuring we completed in 2018 in order to strengthen our positioning as an independent open platform (for more information, see “Item 4. Information on the Company—A. History and Development of the Company”). As part of the Restructuring, all business operations previously operated by RONG360 prior to the Restructuring except for the digital lending business was transferred from RONG360 to us;
●	“RONG360” means RONG360 Inc., a Cayman Islands exempted company, its subsidiaries and its consolidated variable interest entity, but, prior to the Restructuring, exclude Jianpu Technology Inc., its subsidiaries and its consolidated variable interest entities;
●	“shares” or “ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	“VIE” refers to variable interest entity, and “our VIEs” or “the VIEs” refer to our variable interest entities Beijing Rongdiandian Information Technology Co., Ltd. (“RDD”), Beijing Kartner Information Technology Co., Ltd. (“KTN”), Beijing Guangkezhixun Information Technology Co., Ltd. (“GKZX”), Hangzhou Scorpion Technology Co., Ltd. (“HST”) and Beijing Tianyi Chuangshi Technology Co., Ltd. (“TCT”); and

●	“we,” “us,” “our company” and “our” refer to Jianpu Technology Inc., a Cayman Islands exempted company and its subsidiaries and, in the context of describing our operations and consolidated financial information, also include our VIEs and their subsidiaries in China, provided that prior to the Restructuring, excludes the digital lending business that was previously operated by and was continued to be carried out by RONG360 after the Restructuring.

For financial service providers, we generally consider each separate legal entity as one provider. For example, nationwide banks operate with multiple legal entities at provincial and local levels, and each entity has autonomy over product features and credit policies. Accordingly, we treat each legal entity as one financial service provider.

We apply the following principles in counting the number of financial products offered through our platform:

●	loan products issued by the same financial service provider under the same credit policy within the same geographic area are generally considered one product;
●	credit card products issued by the same issuer under the same card policy are generally considered one product; and
●	insurance products issued by the same insurance company under the same insurance policy are generally considered one product.

Our reporting currency is the Renminbi because our business is mainly conducted in China and substantially all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.5250 to US$1.00, the exchange rate in effect on December 31, 2020 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;
●	our future business development, financial condition and results of operations;
●	expected changes in our revenues, costs or expenditures;
●	our expectations regarding demand for and market acceptance of our services;
●	our expectation regarding the impact of any communicable diseases, specifically COVID-19, on our business, financial condition and results of operations;
●	prospects for and competition in our industry, and
●	government policies and regulations relating to our industry.

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

PART I

Jianpu Technology Inc. is not an operating company but a Cayman Islands holding company with operations primarily conducted by our directly owned subsidiaries and through contractual arrangements with our variable interest entities based in China. PRC laws and regulations restrict and impose conditions on foreign direct investment in companies involved in the value-added telecommunication services. Therefore, we operate such business or may operate certain other businesses which are also subject to foreign investment restrictions in China through our variable interest entities Beijing Rongdiandian Information Technology Co., Ltd. (“RDD”), Beijing Kartner Information Technology Co., Ltd. (“KTN”), Beijing Guangkezhixun Information Technology Co., Ltd. (“GKZX”), Hangzhou Scorpion Technology Co., Ltd. (“HST”) and Beijing Tianyi Chuangshi Technology Co., Ltd. (“TCT”), which we refer to collectively as “our VIEs” or “the VIEs” in this annual report, and rely on contractual arrangements among our PRC subsidiaries, our VIEs and their respective nominee shareholders to control the business operations of our VIEs. Investors in our ADSs thus do not directly hold equity interests in our operating entities in China but instead are holding equity interests in a Cayman Islands holding company. As used in this annual report, “we,” “us,” “our company” or “our” refers to Jianpu Technology Inc., a Cayman Islands exempted company and its subsidiaries and, in the context of describing our operations and consolidated financial information, also include our VIEs and their subsidiaries in China, provided that prior to the Restructuring, excludes the digital lending business that was previously operated by and was continued to be carried out by RONG360 after the Restructuring.

We face various legal and operational risks and uncertainties associated with being based in or having our operations primarily in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of our VIEs, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of PCAOB inspection on our auditor, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Our corporate structure is subject to risks associated with our contractual arrangements with our VIEs. Investors may never directly hold equity interests in our VIEs. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties, forced to relinquish our interests in those operations or required to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs or deregistering the equity pledge of the VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIEs and thus have a material effect on our operations and result in the value of the securities diminishing substantially. Our holding company, our PRC subsidiaries, our VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Investments in our ADSs involves significant risks. See “Item 3. Key Information—D. Risk Factors” for detailed discussions of these risks. In particular, we face the below risks and uncertainties related to our corporate structure and related to doing business in China:

●	We are a Cayman Islands holding company with no equity ownership in our VIEs and we conduct our operations in China primarily through (i) our PRC subsidiaries and (ii) our VIEs, with which we have maintained contractual arrangements. Investors in our ADSs thus are not directly holding equity interest in our operating entities in China but instead are holding equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, our VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and our company as a whole;
●	Our auditor is currently not subject to inspections by the PCAOB. Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect or fully investigate auditors who are located in China, as it has not been and is currently unable to do. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.
●	PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs;” and
●	Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Our Holding Company Structure and Contractual Arrangements with our VIEs

Jianpu Technology Inc. is a holding company with no material operations of its own. We conduct our operations primarily through directly owned subsidiaries and through our VIEs. Our value-added telecommunication services in the PRC have been conducted through our VIEs in order to comply with the PRC laws and regulations, which prohibit or restrict foreign investments in companies involved in such restricted businesses. Investors in our ADSs are not directly holding equity interest in our operating entities in China but instead are holding equity interest in a holding company incorporated in the Cayman Islands.

The following diagram illustrates the principal entities in our corporate structure as of the date of this annual report:

Notes:

(1)	Our VIEs include RDD, KTN, GKZX, HST and TCT. Shareholders of RDD and their respective shareholdings in RDD and relationship with our company are (i) Jiayan Lu (40%), our chief operating officer and co-founder; (ii) Huijing Ye (40%), family member of one of our co-founders; and (iii) Caofeng Liu (20%), our chief technology officer and co-founder. Shareholders of KTN and their respective shareholdings in KTN and relationship with our company are (i) Hui Li (60%), our employee; and (ii) Yang Liu (40%), our employee. Shareholders of GKZX and their respective shareholdings in GKZX and relationship with our company are (i) Xiang Zhu (60%), our employee; and (ii) Dan Huang (40%), our former employee. Shareholders of HST and their respective shareholdings in HST and relationship with our company are (i) Hangzhou Magic Ant Investment Management Partnership (limited partnership) (73.8%), an investment holding company controlled by the founder of Databook Tech Ltd. and its subsidiaries and VIE, collectively referred to as Databook in this annual report; and (ii) Tingxin Lu (26.2%), family member of one of our co-founders. Shareholders of TCT and their respective shareholdings in TCT and relationship with our company are (i) Xiaoqing Hu (51%), our employee; and (ii) Yuexuan Gao (49%), our employee. Our VIEs’ subsidiaries include RDD's subsidiary, Shanghai Anguo Insurance Brokerage Co., Ltd. Our contractual arrangements with HST and its shareholders are entered into through our wholly-owned subsidiary, Hangzhou Magnet Technology Co., Ltd.

We have entered into a series of contractual arrangements, including exclusive purchase option agreements, equity pledge agreements, powers of attorneys and exclusive business cooperation agreements, with our VIEs and their shareholders. In particular, through the exclusive purchase option agreements, the shareholders of our VIEs irrevocably grant our PRC subsidiaries exclusive options to purchase all or part of the shareholders’ equity interests in the VIEs and all or part of the assets of the VIEs to the extent permitted under PRC law. Through the equity pledge agreements, the shareholders of our VIEs pledge all of their equity interests in the VIEs to guarantee their and the VIEs’ performance of their obligations under the contractual arrangements. Pursuant to the powers of attorneys, the shareholders of our VIEs appoint our PRC subsidiaries as their attorneys-in-fact to exercise all shareholder rights in our VIEs. Through the exclusive business cooperation agreements, our PRC subsidiaries have the exclusive right to provide the VIEs with technical, consulting and other services needed for the business of the VIEs and are entitled to receive a service fee from the VIEs in return. These contractual arrangements allow us to exercise effective control over our VIEs, receive substantially all of the economic benefits of our VIEs, and have an exclusive option to purchase all or part of the equity interests in our VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we are regarded as the primary beneficiary of our VIEs, and we treat them as our variable interest entities under U.S. GAAP. We consolidate the financial results of our VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.” and “Item 4 Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIEs.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs, and we may incur substantial costs to enforce the terms of the arrangements. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability, as a Cayman holding company, to enforce these contractual arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their shareholders to exercise control over a significant part of our business, which may not be as effective as direct ownership in providing operational control.” There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with our VIEs and their shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that our contractual arrangements with our variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Permissions for Our Operations and the Operations of Our VIEs and Securities Issuances to Foreign Investors

Due to the restriction of foreign investment in providing value-added telecommunication services in China under PRC laws and regulations, including internet information provision services, we rely on the contractual arrangements with RDD, one of our VIEs, to provide such services. RDD has obtained a value-added telecommunication services license for internet information services, known as an ICP license, issued by the Beijing Telecommunication Administration in July 2017. Any challenge to the validity of these arrangements may significantly disrupt our business, subject us to sanctions including revoking the business licenses and/or ICP license or other operating licenses of such entities, compromise enforceability of our contractual arrangements, or have other harmful effects on us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that our contractual arrangements with our variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

In addition, we operate insurance brokerage business through Shanghai Anguo Insurance Brokerage Co., Ltd., which holds an insurance brokerage business license. The insurance brokerage business is a highly regulated industry in China, and the China Banking and Insurance Regulatory Commission, or the CBIRC, has extensive authority to supervise and regulate the insurance industry in China and has been enhancing its supervision over this industry in recent years, and new laws, regulations and regulatory requirements have been promulgated and implemented from time to time. If any non-compliance incidents in our insurance brokerage business operation are identified, we may be required to take certain rectification measures in accordance with applicable laws and regulations, or we may be subject to other administrative penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies and other businesses we are or will be engaged in.”

Recent Regulatory Developments

On July 10, 2021, the Cyberspace Administration of China published the Measures for Cybersecurity Review (Revised Draft for Comments), which will replace the current Measures for Cybersecurity Review after it is adopted and becomes effective. The draft measures, among other things, stipulate that operators of “critical information infrastructure” or data processors holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. As advised by our PRC counsel, the draft measures were released for public comment only, and its provisions and anticipated adoption or effective date may be subject to change and thus its interpretation and implementation remain substantially uncertain. We cannot predict the impact of the draft measures, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our business is subject to complex and evolving laws and regulations regarding cybersecurity, information security, privacy and data protection in China. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in negative publicity, legal proceedings, increased cost of operations, or otherwise harm our business.”

Under the current Measures for Cybersecurity Review and other PRC cybersecurity laws and regulations, as well as the draft measures, critical information infrastructure operators that intend to purchase internet products and services that affect or may affect national security must be subject to the cybersecurity review. However, the exact scope of “critical information infrastructure operators” under the draft measures and the current regulatory regime remains unclear, and the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these laws. In addition, the draft measures also stipulate that any data processor carrying out data processing activities that affect or may affect national security should also be subject to the cybersecurity review. Currently, the draft measures have not directly affected our business and operations, but in anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we face potential risks if we are deemed as a critical information infrastructure operator under the PRC cybersecurity laws and regulations. In such case, we must fulfill certain obligations as required under the PRC cybersecurity laws and regulations, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, which we have fulfilled in our business, and we may be subject to review when purchasing internet products and services. If a final version of the draft measures is adopted, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing.

As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the Cyberspace Administration of China on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect.

On July 6, 2021, the relevant PRC governmental authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions from the CSRC or any other PRC governmental authorities.

Cash Flows through Our Organization

Jianpu Technology Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and our VIEs in China. As a result, Jianpu Technology Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, any of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. For the years ended December 31, 2018, 2019 and 2020, profit appropriation to statutory surplus fund for our entities incorporated in the PRC was approximately nil, RMB1.9 million and nil respectively. No appropriation to other reserve funds was made for any of the periods presented. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Under PRC law, we may provide funding to our PRC subsidiaries only through capital contributions or loans, and to our VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

In the years ended December 31, 2018, 2019 and 2020, Jianpu Technology Inc. extended loans with outstanding principal amount of RMB821.9 million, RMB268.2 million and RMB65.9 million, respectively, to our intermediate holding companies and subsidiaries, and a VIE received nil, RMB30.0 million and RMB9.6 million as capital or investment respectively. Jianpu Technology Inc. has not declared or paid any cash dividends, nor has any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

Financial Information Related to the VIEs

The following table presents the condensed consolidating schedule of financial position for our VIEs and other entities as of the dates presented.

	As of December 31,
	2019							2020
		VIEs and their	Other		Eliminating		Consolidated		VIEs and their	Other		Eliminating		Consolidated
	Parent	subsidiaries	subsidiaries		adjustments		totals	Parent	subsidiaries	subsidiaries		adjustments		totals
			RMB							RMB
Consolidating Schedule of Financial Position
ASSETS
Current assets:
Cash and cash equivalents	143,147	6,673	545,090		—		694,910	5,615	15,649	528,715		—		549,979
Restricted cash and time deposits	—	1,000	248,770		—		249,770	1,488	24,747	365,190		—		391,425
Short-term investment	—	—	—		—		—	—	—	20,000		—		20,000
Accounts receivable, net	—	11,232	334,293		—		345,525	—	19,410	220,714		—		240,124
Amount due from related party	—	34,456	(27,374)		—		7,082	13,050	31,487	(43,665)		—		872
Amount due from subsidiaries and VIEs(1)	1,313,675	173,024	96,197		(1,582,896)	(1)	—	1,287,414	99,397	132,475		(1,519,286)	(1)	—
Prepayments and other current as-sets	599	17,173	100,651		—		118,423	2,102	10,182	54,011		—		66,295
Total current assets	1,457,421	243,558	1,297,627		(1,582,896)		1,415,710	1,309,669	200,872	1,277,440		(1,519,286)		1,268,695

Non-current assets:
Property and equipment, net	—	12,925	23,761		—		36,686	—	11,671	6,443		—		18,114
Intangible assets, net	—	21,398	5,663		—		27,061	1,368	23,637	167		—		25,172
Investments in VIEs(2)	—	—	36,246		(36,246)	(2)	—	—	—	36,246		(36,246)	(2)	—
Goodwill	—	7,313	5,384		—		12,697	—	—	10,236		—		10,236
Restricted cash, time deposit and in-vestment	—	28,038	96,369		—		124,407	22,327	5,000	7,254		—		34,581
Other non-current assets	28,861	1,107	15,192		—		45,160	26,994	68	19,874		—		46,936
Total non-current assets	28,861	70,781	182,615		(36,246)		246,011	50,689	40,376	80,220		(36,246)		135,039
Total assets	1,486,282	314,339	1,480,242		(1,619,142)		1,661,721	1,360,358	241,248	1,357,660		(1,555,532)		1,403,734

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	—	—	60,000		—		60,000	—	—	158,477		—		158,477
Accounts payable	552	16,720	167,046		—		184,318	877	17,409	167,618		—		185,904
Advances from customers	—	164	43,836		—		44,000	—	3,845	50,430		—		54,275
Tax payable	—	19,205	2,963		—		22,168	—	19,315	4,744		—		24,059
Amount due to related party	—	—	34,310		—		34,310	—	4,719	4,776		—		9,495
Amount due to subsidiaries and VIEs(1)	59,237	—	1,523,659		(1,582,896)	(1)	—	59,237	—	1,460,049		(1,519,286)	(1)	—
Deficit in subsidiaries and VIEs(2)	339,826	—	—		(339,826)	(2)	—	577,872	—	—		(577,872)	(2)	—
Accrued expenses and other current liabilities	10,990	135,883	77,145		—		224,018	14,832	127,512	78,522		—		220,866
Total current liabilities	410,605	171,972	1,908,959		(1,922,722)		568,814	652,818	172,800	1,924,616		(2,097,158)		653,076

Non-current liabilities:
Deferred tax liabilities	—	5,250	551		—		5,801	—	4,000	1,146		—		5,146
Other non-current liabilities	14,285	408	452		—		15,145	7,190	—	12,684		—		19,874
Total non-current liabilities	14,285	5,658	1,003		—		20,946	7,190	4,000	13,830		—		25,020
Total liabilities	424,890	177,630	1,909,962		(1,922,722)		589,760	660,008	176,800	1,938,446		(2,097,158)		678,096
Mezzanine equity:
Redeemable non-controlling interest	—	—	5,556		—		5,556	—	—	1,455		—		1,455
Total Jianpu’s shareholders’ equity/(deficit)(2)	1,061,392	136,709	(440,289)		303,580	(2)	1,061,392	700,350	64,448	(606,074)		541,626	(2)	700,350
Non-controlling interests(3)	—	—	5,013	(3)	—		5,013	—	—	23,833	(3)	—		23,833
Total shareholders’ equity/(deficit)	1,061,392	136,709	(435,276)		303,580		1,066,405	700,350	64,448	(582,241)		541,626		724,183
Total liabilities, mezzanine equity and shareholders’ equity/(deficit)	1,486,282	314,339	1,480,242		(1,619,142)		1,661,721	1,360,358	241,248	1,357,660		(1,555,532)		1,403,734

The following table presents the condensed consolidating schedules of results of operations and cash flows for our VIEs and other entities for the periods presented.

	For the Year Ended December 31,
	2018						2019						2020
		VIEs and their	Other	Eliminating		Consolidated		VIEs and their	Other	Eliminating		Consolidated		VIEs and their	Other	Eliminating		Consolidated
	Parent	subsidiaries	subsidiaries	adjustments		totals	Parent	subsidiaries	subsidiaries	adjustments		totals	Parent	subsidiaries	subsidiaries	adjustments		totals

	RMB						RMB						RMB
Condensed Consolidating Schedule of Results of Operations
Revenues:
Total revenues(4)	—	183,003	1,832,849	(93,976)	(4)	1,921,876	—	666,683	1,369,064	(600,020)	(4)	1,435,727	—	285,591	565,508	(265,337)	(4)	585,762
Cost of revenues(5)	—	(31,642)	(163,090)	240	(5)	(194,492)	—	(9,367)	(124,980)	379	(5)	(133,968)	—	(19,332)	(105,583)	6,744	(5)	(118,171)
Gross profit	—	151,361	1,669,759	(93,736)		1,727,384	—	657,316	1,244,084	(599,641)		1,301,759	—	266,259	459,925	(258,593)		467,591
Operating expenses(6):	(9,724)	(124,082)	(1,865,970)	93,736	(6)	(1,906,040)	(17,705)	(724,143)	(1,715,061)	599,641		(1,857,268)	(37,874)	(341,051)	(669,636)	258,593	(6)	(789,968)
Income/(Loss) from operations	(9,724)	27,279	(196,211)	—		(178,656)	(17,705)	(66,827)	(470,977)	—		(555,509)	(37,874)	(74,792)	(209,711)	—		(322,377)
Interest income /(expenses)	190	30	4,817	—		5,037	97	675	4,328	—		5,100	10	200	(2,500)	—		(2,290)
Loss from subsidiaries and VIEs(7)	(160,399)	—	—	160,399	(7)	—	(440,642)	—	—	440,642	(7)	—	(272,793)	—	—	272,793	(7)	—
Others, net	5,316	756	3,288	—		9,360	6,495	4,804	486	—		11,785	6,508	1,447	3,283	—		11,238
Income/(Loss) before income tax(7)	(164,617)	28,065	(188,106)	160,399	(7)	(164,259)	(451,755)	(61,348)	(466,163)	440,642	(7)	(538,624)	(304,149)	(73,145)	(208,928)	272,793	(7)	(313,429)
Income tax benefits/(expenses)	—	(9,559)	14,032	—		4,473	—	(8,624)	16,629	—		8,005	—	884	399	—		1,283
Net income/(loss)	(164,617)	18,506	(174,074)	160,399		(159,786)	(451,755)	(69,972)	(449,534)	440,642		(530,619)	(304,149)	(72,261)	(208,529)	272,793		(312,146)

	For the Year Ended December 31,
	2018						2019						2020
		VIEs and their	Other	Eliminating		Consolidated		VIEs and their	Other	Eliminating		Consolidated		VIEs and their	Other	Eliminating		Consolidated
	Parent	subsidiaries	subsidiaries	adjustments		totals	Parent	subsidiaries	subsidiaries	adjustments		totals	Parent	subsidiaries	subsidiaries	adjustments		totals

	RMB						RMB						RMB
Condensed Consolidating Schedules of Cash Flows
Net cash provided by/(used in) operating activities	(8,005)	28,292	(93,114)	—		(72,827)	(9,120)	(68,513)	(123,204)	—		(200,837)	(71,787)	10,221	(45,932)	—		(107,498)
Proceeds from maturity of short-term investments and restricted investment	—	85,594	1,055	—		86,649	—	233,363	140,929	—		374,292	—	13,600	35,000	—		48,600
Purchases of short-term investments and restricted investment	—	(88,350)	—	—		(88,350)	—	(179,500)	(151,990)	—		(331,490)	—	—	(40,000)	—		(40,000)
Purchases of intangible assets, property and equipment	—	(12,367)	(29,468)	—		(41,835)	—	(972)	(15,394)	—		(16,366)	(1,260)	(723)	(2,148)	—		(4,131)
Proceeds from sale of property and equipment	—	—	—	—		—	—	9	2	—		11	—	1,071	6,675	—		7,746
Cash paid for long-term investments	(27,921)	—	—	—		(27,921)	—	(1,000)	(2,872)	—		(3,872)	—	—	(861)	—		(861)
Cash paid for business combination, net of cash acquired	(44,466)	670	(65,774)	—		(109,570)	—	(20,541)	(4,043)	—		(24,584)	—	(10,484)	(2,760)	—		(13,244)
Transfer to restricted time deposits	—	—	(142,411)	—		(142,411)	—	—	(90,775)	—		(90,775)	—	—	(89,375)	—		(89,375)
Maturity of restricted time deposits	—	—	—	—		—	—	—	45,327	—		45,327	—	—	—	—		—
Investments and loans extended to subsidiaries and VIEs(8), (9)	(821,909)	—	—	821,909	(8), (9)	—	(268,198)	—	(30,000)	298,198	(8), (9)	—	(65,907)	—	(9,600)	75,507	(8), (9)	—
Net cash provided by/(used in) investing activities	(894,296)	(14,453)	(236,598)	821,909		(323,438)	(268,198)	31,359	(108,816)	298,198		(47,457)	(67,167)	3,464	(103,069)	75,507		(91,265)
Receipt of loans extended by owner(9)	—	—	821,909	(821,909)	(9)	—	—	—	268,198	(268,198)	(9)	—	—	—	65,907	(65,907)	(9)	—
Receipt as investment or capital in-crease(8)	—	—	—	—		—	—	30,000	—	(30,000)	(8)	—	—	9,600	—	(9,600)	(8)	—
Proceeds from employees exercising stock options	508	—	—	—		508	10,017	—	—	—		10,017	120	—	—	—		120
Share repurchase	(70,109)	—	—	—		(70,109)	(134,616)	—	—	—		(134,616)	—	—	—	—		—
Proceeds from short-term borrowings	—	—	130,000	—		130,000	—	—	137,082	—		137,082	—	—	208,477	—		208,477
Repayment of short-term borrowings	—	—	—	—		—	—	—	(207,082)	—		(207,082)	—	—	(110,000)	—		(110,000)
Purchase of non-controlling interests	—	—	—	—		—	(3,435)	—	—	—		(3,435)	—	—	—	—		—
Net cash provided by/(used in) financing activities	(69,601)	—	951,909	(821,909)		60,399	(128,034)	30,000	198,198	(298,198)		(198,034)	120	9,600	164,384	(75,507)		98,597

Notes:

(1)	It represents the elimination of intercompany balances among parent, the VIEs and our subsidiaries.
(2)	It represents the elimination of the investment in the VIEs and subsidiaries by Jianpu.
(3)	It represents the non-controlling interest recognized at the subsidiaries sub-consolidation level and Jianpu consolidated level.
(4)	Intercompany revenues of 1) marketing services primarily for credit card recommendation business provided by our VIEs to our subsidiaries, and 2) technical support and personnel outsourcing among our subsidiaries and VIEs due to infrastructure sharing were eliminated at the consolidated level.
(5)	Intercompany cost of revenues corresponding to intercompany revenue of personnel support service were eliminated at the consolidated level.
(6)	Intercompany operating expenses corresponding to intercompany revenues were eliminated at consolidation level.
(7)	It represents the elimination of loss pick-up by Jianpu from subsidiaries and VIEs with the net losses recognized at the subsidiary and VIE level.
(8)	Cash paid by Jianpu to subsidiaries and a VIE as investment or capital increase.
(9)	Loans extended from Jianpu to our subsidiaries.

A.	Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive loss for the years ended December 31, 2018, 2019 and 2020 and selected consolidated balance sheets, as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected data from consolidated statements of comprehensive loss for the years ended December 31, 2016 and 2017, and the consolidated balance sheets data as of December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements, which are not included in this annual report. You should read this selected consolidated financial data in conjunction with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods.

	Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Loss:
Revenues:
Recommendation services: Loans(1)	238,846	1,119,456	1,015,407	666,307	109,814	16,830
Credit cards	64,911	228,905	689,822	585,993	294,567	45,144
Total recommendation services	303,757	1,348,361	1,705,229	1,252,300	404,381	61,974
Big data and system-based risk management services(2)	2,322	36,306	106,597	134,927	144,227	22,104
Advertising, marketing and other services	50,308	61,106	110,050	48,500	37,154	5,694
Total revenues	356,387	1,445,773	1,921,876	1,435,727	585,762	89,772
Cost of revenues	(66,683)	(143,828)	(194,492)	(133,968)	(118,171)	(18,111)
Gross profit	289,704	1,301,945	1,727,384	1,301,759	467,591	71,661
Operating expenses:
Sales and marketing(3)	(382,915)	(1,227,896)	(1,486,399)	(1,199,346)	(481,719)	(73,827)
Research and development	(72,832)	(153,905)	(241,270)	(272,343)	(154,775)	(23,720)
General and administrative	(16,273)	(93,718)	(178,371)	(100,896)	(136,581)	(20,932)
Impairment loss	—	—	—	(254,683)	(16,893)	(2,589)
Penalties	—	—	—	(30,000)	—	—
Loss from operations	(182,316)	(173,574)	(178,656)	(555,509)	(322,377)	(49,407)
Net interest income/(expenses)	—	—	5,037	5,100	(2,290)	(351)
Others, net	191	(169)	9,360	11,785	11,238	1,722
Loss before income tax	(182,125)	(173,743)	(164,259)	(538,624)	(313,429)	(48,036)
Income tax (expenses)/benefits	—	(28,382)	4,473	8,005	1,283	197
Net loss	(182,125)	(202,125)	(159,786)	(530,619)	(312,146)	(47,839)
Less: net income/(loss) attributable to noncontrolling interests	—	—	4,829	(78,859)	(7,999)	(1,226)
Net loss attributable to Jianpu’s shareholders	(182,125)	(202,125)	(164,615)	(451,760)	(304,147)	(46,613)
Other comprehensive (loss)/income, net
Foreign currency translation adjustments	—	(21,170)	59,658	14,685	(52,185)	(7,998)
Total other comprehensive (loss)/income	—	(21,170)	59,658	14,685	(52,185)	(7,998)
Total comprehensive loss	(182,125)	(223,295)	(100,128)	(515,934)	(364,331)	(55,837)
Less: total comprehensive income/(loss) attributable to noncontrolling interests	—	—	5,568	(78,732)	(8,878)	(1,361)
Total comprehensive loss attributable to Jianpu’s shareholders	(182,125)	(223,295)	(105,696)	(437,202)	(355,453)	(54,476)
Net loss per share attributable to Jianpu’s shareholders
Basic and diluted	(0.53)	(0.57)	(0.39)	(1.07)	(0.72)	(0.11)
Net loss per ADS(4) attributable to Jianpu’s shareholders
Basic and diluted	(10.54)	(11.44)	(7.89)	(21.48)	(14.38)	(2.20)
Weighted average number of shares(5)
Basic and diluted	345,541,350	353,452,309	417,315,644	420,575,827	423,096,353	423,096,353

Notes:

(1)	Including revenue from related party of RMB19.9 million, RMB103.0 million, RMB105.5 million, RMB32.0 million and RMB4.8 million (US$0.7 million) for the years ended December 31, 2016, 2017, 2018, 2019 and 2020, respectively.

(2)	Including revenue from related party of nil, nil, RMB13.4 million, RMB6.9 million and RMB3.6 million (US$0.6 million) for the years ended December 31, 2016, 2017, 2018, 2019 and 2020, respectively.
(3)	Including expenses from related party of nil, nil, RMB51.8 million, RMB21.1 million and RMB0.2 million (US$0.03 million) for the years ended December 31, 2016, 2017, 2018, 2019 and 2020, respectively.
(4)	Each ADS represents 20 Class A ordinary shares. The issuance of ordinary shares to RONG360 Inc. has been retrospectively reflected for all periods presented herein.
(5)	1,500,000,000 shares authorized, US$0.0001 par value. 428,063,797 shares (including 325,592,002 Class A ordinary shares, and 102,471,795 Class B ordinary shares) issued and 415,246,557 shares (including 312,774,762 Class A ordinary shares and 102,471,795 Class B ordinary shares) outstanding as of December 31, 2018, 430,463,797 shares (including 333,992,002 Class A ordinary shares, and 96,471,795 Class B ordinary shares) issued and 422,683,735 shares (including 326,211,940 Class A ordinary shares and 96,471,795 Class B ordinary shares) outstanding as of December 31, 2019, respectively, and 430,463,797 shares (including 333,992,002 Class A ordinary shares, and 96,471,795 Class B ordinary shares) issued and 423,627,480 shares (including 327,155,685 Class A ordinary shares and 96,471,795 Class B ordinary shares) outstanding as of December 31, 2020.

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheets:
Cash and cash equivalents	—	1,543,811	1,270,001	694,910	549,979	84,288
Restricted cash, time deposits and investment	—	—	142,411	249,770	391,425	59,989
Short-term investment	—	—	78,462	—	20,000	3,065
Accounts receivable, net(1)	57,536	182,090	444,199	345,525	240,124	36,801
Amount due from related parties	21,128	—	—	7,082	872	134
Prepayments and other current assets	50,415	161,027	160,131	118,423	66,295	10,160
Total current assets	129,079	1,886,928	2,095,204	1,415,710	1,268,695	194,437
Restricted cash, time deposits and investment	—	—	—	124,407	34,581	5,300
Total non-current assets	5,404	26,587	349,931	246,011	135,039	20,696
Total assets	134,483	1,913,515	2,445,135	1,661,721	1,403,734	215,133
Short-term borrowings	—	—	130,000	60,000	158,477	24,288
Accounts payable	32,433	177,373	201,543	184,318	185,904	28,491
Advances from customers	18,149	71,538	115,597	44,000	54,275	8,318
Tax payable	1,849	17,876	39,446	22,168	24,059	3,687
Amount due to related parties	—	35,427	72,750	34,310	9,495	1,455
Accrued expenses and other current liabilities	29,445	72,839	144,478	224,018	220,866	33,849
Total current liabilities	81,876	375,053	703,814	568,814	653,076	100,088
Total non-current liabilities	—	—	37,403	20,946	25,020	3,835
Total liabilities	81,876	375,053	741,217	589,760	678,096	103,923
Mezzanine equity	—	—	—	5,556	1,455	223
Total invested equity/shareholders' equity	52,607	1,538,462	1,703,918	1,066,405	724,183	110,987

Note:

(1)	Including amounts billed through RONG360 of RMB57,536 thousand, RMB141,190 thousand, RMB134,966 thousand, RMB3,549 thousand and nil as of December 31, 2016, 2017, 2018, 2019 and 2020, respectively.

We completed a corporate restructuring in 2018 (“Restructuring,” for more details see “Item 4 Information on the Company—A. History and Development of the Company”) in order to strengthen our positioning as an independent open platform. As part of the Restructuring, all business operations previously operated by RONG360 prior to the Restructuring except for the digital lending business was transferred from RONG360 to us.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

We have incurred significant losses and we may continue to experience losses in the future.

We have incurred significant losses in the past. In 2018, 2019 and 2020, we had net loss of RMB159.8 million, RMB530.6 million and RMB312.1 million (US$47.8 million), respectively. We also had loss from operations at similar levels during those periods. In addition, we had cash used in operations of RMB72.8 million, RMB200.8 million and RMB107.5 million (US$16.5 million) in 2018, 2019 and 2020, respectively. Our ability to achieve profitability depends in large part on our ability to manage our sales and marketing expenses (excluding share-based compensation), which accounted for 77.0%, 82.9% and 82.2% of our total revenues in 2018, 2019 and 2020, respectively. We intend to manage and further reduce our sales and marketing expenses as a proportion of our total revenues, but there can be no assurance that we will achieve this goal. Our ability to achieve profitability is also affected by our ability to grow total revenues, which was RMB1,921.9 million, RMB1,435.7 million and RMB585.8 million (US$89.8 million) in 2018, 2019 and 2020, respectively. The decreases in total revenues from 2018 to 2019 and from 2019 to 2020 were primarily due to decreases in revenues from recommendation services, resulting from the decreases of number of financial products available on our platform given the credit tightening, change of industry dynamics, and in 2020, the negative impact of the COVID-19 pandemic, and decreases in revenues from advertising, marketing and other services. Our growth may continue to slow down, and revenues may continue to decline for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models, changes in rules, regulations, government policies or general economic conditions. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed.

Our limited operating history in the rapidly evolving online and mobile consumer finance market in China makes it difficult to evaluate our future prospects.

We have a limited operating history, which makes it difficult to evaluate our future prospects and ability to make profit. We launched our online platform with loan products recommendation services in the first quarter of 2012, and introduced credit card recommendation services in the third quarter of 2013. In the fourth quarter of 2019, we further diversified the types of financial products on our platform by introducing insurance products. We introduced our risk management services and solutions in the second quarter of 2015, and enriched our SaaS-based modules and provided system-based total solutions in 2019 and 2020. We expanded our footprints to outside of mainland China, including Hong Kong and Southeast Asia, starting in 2018. We operate in China’s online and mobile consumer finance market, which is rapidly evolving and may not develop as we anticipate. The business models of the players in this market continue to evolve. The regulatory framework governing the industry is also still evolving and will remain uncertain for the foreseeable future. Other participants in the industry, including users and financial service providers, may have difficulty distinguishing our platform, services and solutions from those of our competitors. As the industry and our business develop, we may modify our business model or change our platform, services and solutions. These changes may not achieve expected results and may have a material and adverse impact on our financial condition and results of operations.

You should consider our business and future annual report in light of the risks and challenges we may encounter in this rapidly evolving industry, including, among other things, our ability to:

●	expand our user base and increase user activities on our platform;

●	provide diversified and distinguishable services and solutions to financial service providers;
●	enhance our data analytical and risk management capabilities;
●	improve our operational efficiency;
●	maintain a reliable, secure, high-performance and scalable technology infrastructure;
●	attract, retain and motivate talented employees;
●	anticipate and adapt to changing market conditions, including technological developments and changes in the competitive landscape; and
●	navigate an evolving and complex regulatory environment.

If we fail to address any or all of these risks and challenges, our business and financial condition may be materially and adversely affected.

We face challenges with generating and acquiring user traffic to our platform and converting the traffic into our user base.

The majority of user traffic to our platform is generated from third-party channels, rather than from direct access to our mobile apps or website. We also increasingly leverage social network and social media platform as an effective and efficient tool for user acquisition. We introduced a cooperation system called the Social Media and Partner Program in the third quarter of 2018, through which our users may register as our business partners to recommend the financial products on our platform to their social contacts through social network and social media platform, and are rewarded according to our incentive policies. The Social Media and Partner Program has been very effective in user acquisition since its inception, particularly in the recommendation of credit card products on our platform to new users. In 2020, approximately 66% of the credit card volume on our platform were from user acquired through recommendation by our business partners to their social contacts under the Social Media and Partner Program. Despite the initial success of the Social Media and Partner Program, we may not be able to continue to promote awareness of our brand and achieve widespread acceptance of our business model to increase direct access to our platform. We have incurred significant expenses on and devoted considerable resources to branding and marketing activities and user traffic acquisition, and we may continue to do so in the future. Our ability to convert user traffic to user base and retain that user base depends on users’ satisfaction with the quantity and quality of financial products offered by financial service providers and trust in the content on our platform. If we fail to meet these challenges, our business, financial performance and prospects will be materially and adversely affected.

Failure to maintain relationships with financial service providers or develop new ones may materially and adversely affect our business and results of operations.

Our relationship with financial service providers is crucial to our success. We generate substantially all of our revenues from services and solutions provided to financial service providers. Certain financial service providers have accounted for a significant portion of our revenues in the past. In 2018, our largest financial service provider was a state-owned bank, which accounted for 13% of our total revenues, in 2019, our largest financial service provider was a joint-stock bank, which accounted for 7% of our total revenues, and in 2020, our largest financial service provider was a joint-stock bank, which accounted for 14% of our total revenues. We work with these financial service providers at arm’s-length and negotiate a cooperation agreement with them on an annual basis based on our business needs and market conditions. While we continually seek to diversify our financial service providers, there can be no assurance that the concentration will further decrease. Our ability to attract users to our platform and maintain and grow our user base depends on the quantity and quality of financial products offered by financial service providers on our platform. We also provide big data and system-based risk management services and integrated solutions to financial service providers, as well as cooperate with them to provide content on our platform and obtain data for our data analytical models. Our arrangements with our financial service providers are typically not exclusive, and they may have similar arrangements with our competitors. If financial service providers are dissatisfied with our services and solutions, they may terminate their relationships with us and switch to our competitors. Moreover, we have seen financial service providers increasingly rely on their own online and technology capabilities to serve online and mobile users in recent years. There can be no assurance that we can maintain relationships with our existing financial service providers on commercially desirable terms. We may also fail to develop new relationships with additional financial service providers. As a result, our business, financial performance and prospects will be materially and adversely affected.

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

The acceptance and popularity of our platform is premised on the reliability of the financial products and information on our platform. We rely on our financial service providers for the authenticity of their financial products and the comprehensiveness, accuracy and timeliness of the related financial information. While the products and information from our financial service providers have been generally reliable, there can be no assurance that the reliability can be maintained in the future. If our financial service providers or their agents provide inauthentic financial products or incomplete, misleading, inaccurate or fraudulent information, we may lose the trust of existing and prospective users. In addition, if our users purchase financial products that they discover on our platform and they suffer losses, they may blame us and attempt to hold us responsible for their losses. Our reputation could be harmed and we could experience reduced user traffic to our platform, which would adversely affect our business and financial performance.

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

As users access financial products through our platform, they may have the impression that we are at least partially responsible for the quality of these products, where the user continues to interact with our platform throughout the discovery, application, approval and loan servicing process. Although we have established standards to screen financial service providers before listing their products on our platform, and to a certain extent, rank the financial products based on past user experience when we make recommendations to users, we have limited control over the quality of the financial products and the services provided by financial service providers. In the event that a user is dissatisfied with a financial product or the service of a financial service provider, we do not have any means to directly make improvements in response to user complaints. Due to the large number of financial products listed on our platform and the extensiveness of our financial service provider network, it is extremely difficult for us to monitor and ensure the product and service quality of financial service providers on our platform at any given time. If users become dissatisfied with the financial products available on our platform or the services of our financial service providers, our business, reputation, financial performance and prospects could be materially and adversely affected. For instance, in March 2019, it was reported by CCTV “315 Night” (CCTV Report), a show concerning consumer rights protection which airs annually on March 15, that certain financial products offered by third-party financial service providers on our platform contained inappropriate conducts, which were suspected of the infringement of consumer rights. In response to the CCTV Report, we promptly instituted a voluntary suspension of further downloads of our mobile apps on major mobile app stores until August 2019, during which period we conducted a comprehensive internal review of our business practice, identified and took remediation measures with respect to any inappropriate conduct on our platform that could adversely affect consumer rights, and implemented certain self-imposed improvement in terms of both our internal process regarding the on-boarding procedures and ongoing monitoring and supervision of financial service providers on our platform and our risk control processes to better protect users from participating in financial products that are out of the scope in terms of industry standard. We have also been working with the relevant regulators and industry associations in developing a set of industry wide standards or best practices to further promote financial education and consumer rights protection, including defining guidance for digital financial platforms, corporate responsibility and financial product standards. We have also strengthened our relationship with media outlets in China such as CCTV, regularly engaging in in-depth discussions with such media outlets to allow for better understanding of our business. In addition, we have also been focusing on providing better consumer rights protection education for our users, equipping them with more comprehensive financial literary and anti-fraud information so that they could better manage their own finances.

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

Our business is subject to complex and evolving laws and regulations regarding cybersecurity, information security, privacy and data protection in China. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in negative publicity, legal proceedings, increased cost of operations, or otherwise harm our business.

Our business is subject to a variety of PRC laws and regulations regarding cybersecurity, information security, privacy and data protection, and internet information in the PRC is regulated and restricted from a national security standpoint. According to the PRC National Security Law, the government shall establish institutions and mechanisms for national security review and regulation, conduct national security review on key technologies and IT products and services that affect or may affect national security. The PRC Criminal Law, as amended, prohibits companies and other entities, and their employees from obtaining a citizen’s personal information through stealing or other unlawful means and selling or otherwise unlawfully disclosing a citizen’s personal information obtained while performing duties or providing services. The PRC Civil Code, issued by the PRC National People’s Congress on May 28, 2020 and effective on January 1, 2021, provides legal basis for privacy and personal information infringement claims under the PRC civil laws. PRC regulators, including the Cyberspace Administration of China, the Ministry of Industry and Information Technology, and the Ministry of Public Security, have increasingly focused on regulation in cybersecurity and data protection.

According to the PRC Cybersecurity Law and relevant regulations, network operators, including us, are obligated to provide assistance and support in accordance with the law for public security and national security authorities to protect national security or assist with criminal investigations. In addition, the PRC Cybersecurity Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure. Furthermore, according to the Cybersecurity Review Measures promulgated by the Cyberspace Administration of China and certain other PRC regulatory authorities in April 2020, which became effective in June 2020, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. On August 17, 2021, the State Council promulgated the Security Protection Regulations for Critical Information Infrastructures, which will take effect on September 1, 2021 and provides that “critical information infrastructures” refers to those including important network facilities and information systems involved in important industries and fields such as public communication and information services, energy, transportation, water conservancy, finance, public services, e-government, national defense related science and technology industry, and other important industries and those which may seriously endanger national security, national economy and people’s livelihood and public interests if they are damaged, malfunctioned, or if relevant data leakage occurs. Pursuant to these provisions, the competent governmental authorities and supervision and management departments of the abovementioned important industries and fields, being the protection departments, are responsible for formulating the rules on identifying the critical information infrastructures and to identify such critical information infrastructures in the related industries and fields, taking into account the factors including (i) the importance of the network facilities, information systems, etc., to the critical and core businesses in this industry and field; (ii) the degree of damage that may be caused by such network facilities, information systems, etc., if they are destroyed, malfunctioned, or relevant data leakage occurs; (iii) the relevant influence on other industries and fields. The relevant governmental authorities shall also notify operators who are being identified as critical information infrastructure operators. However, as these provisions were newly issued and the governmental authorities may further formulate detailed rules or explanations with respect to the interpretation and implementation of such provisions, the exact scope of “operator of critical information infrastructure” under the current regulatory regime remains unclear and may be subject to the review and discretion of the PRC governmental authorities. If we provide or are deemed to provide network products and services to critical information infrastructure operators, or we are deemed to be a critical information infrastructure operator, we would be required to follow cybersecurity review procedures, and could be subject to cybersecurity review by Cyberspace Administration of China and other relevant PRC regulatory authorities. During such review, we may be required to suspend new user registration in China and/or experience other disruptions of our operations, and such review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources. The PRC government is increasingly focused on data security, recently launching cybersecurity review against a number of mobile apps operated by several US-listed Chinese companies and prohibiting these apps from registering new users during the review period. On July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Cybersecurity Review Measures for public comments, which required that, in addition to “operator of critical information infrastructure”, any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to the cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including among others, the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country. As the revised draft Cybersecurity Review Measures have not been adopted and it remains unclear whether the formal version adopted in the future will have any further material changes, we still face uncertainties that the measures may be enacted, interpreted or implemented in ways that will negatively affect us. There can be no assurance that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to follow such procedures. Any failure or delay in the completion of the cybersecurity review procedures may prevent us from using or providing certain network products and services, and may result in fines of up to ten times the purchase price of such network products and services being imposed upon us, if we are to be deemed a critical information infrastructure operator using network products or services without having completed the required cybersecurity review procedures. Furthermore, any non-compliance or perceived non-compliance with the PRC Cybersecurity Law, Cybersecurity Review Measures, or other related regulations may prevent us from using or providing certain network products and services, and may result in fines or other penalties such as making certain required rectification, suspending our related business, closing our website or taking down our operating app, and reputational damages or proceedings or actions against us by PRC regulatory authorities, consumers or others, which may have material adverse effect on our business, operation or financial conditions. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the Cyberspace Administration of China on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect.

On June 10, 2021, the Standing Committee of the National People’s Congress of China, or the SCNPC, promulgated the PRC Data Security Law, which will take effect in September 2021. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities, introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used, provides for a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. In addition, recently, certain PRC regulatory authorities issued Opinions on Intensifying Crack Down on Illegal Securities Activities, which were available to the public on July 6, 2021 and further emphasized to strengthen the cross-board regulatory collaboration, to improve relevant laws and regulations on data security, cross-border data transmission, and confidential information management, and provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures. However, as such law or opinions were newly issued, and there are no any further explanations or detailed rules or regulations, and there are still uncertainties regarding the interpretation and implementation of such law or opinions. And new laws, regulations or rules promulgated in future may impose additional requirements on us.

As an open platform, we have access to certain personal and other sensitive data provided by our users and financial service providers. We also make certain personal information provided by users or third-party data providers available to financial service providers using our big data and system-based risk management services with user consent. Concerns about the collection, use, disclosure or security of personal information or other privacy-related matters, even if unfounded, could damage our reputation, cause us to lose users and customers and adversely affect our operating results. While we strive to comply with applicable data protection laws and regulations, as well as our own posted privacy policies and other obligations we may have with respect to privacy and data protection, the failure or perceived failure to comply may result, and in some cases has resulted, in inquiries and other proceedings or actions against us by government agencies or others, as well as negative publicity and damage to our reputation and brand, each of which could cause us to lose users and customers, which could have an adverse effect on our business. Any systems failure or compromise of our security that results in the unauthorized access to or release of our users’ or customers’ data could significantly limit the adoption of our products and services, as well as harm our reputation and brand and, therefore, our business. We strictly limit third-party developers’ unauthorized access to user privacy and user data, and we expend significant resources on technology and product development to protect against leakage of user information and other security breaches. Nonetheless, given its great commercial value, our user data may still be misused by third parties, which could expose us to legal and regulatory risks and seriously harm our business.

There are numerous laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and data. Specifically, personally identifiable and other confidential information is increasingly subject to legislation and regulations in numerous domestic and international jurisdictions. PRC governmental authorities have enacted a series of laws and regulations relating to the protection of privacy and personal information, under which internet service providers and other network operators are required to clearly indicate the purposes, methods and scope of any information collection and usage, to obtain appropriate user consent and to establish user information protection systems with appropriate remedial measures. For example, on March 12, 2021, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation jointly promulgated the Provisions on the Scope of Necessary Personal Information Required for Common Types of Mobile Internet Applications, which became effective on May 1, 2021, clarifying the scope of necessary information required for certain common mobile apps and stating that mobile apps operators may not deny users’ access to basic functions and services when the users opt out of the collection of unnecessary personal information. In addition, on August 20, 2021, the SCNPC promulgated the PRC Personal Information Protection Law, which will take effect from November 1, 2021. Pursuant to the PRC Personal Information Protection Law, “personal information” refers to the information related to an identified or identifiable individual recorded electronically or by other means, excluding the anonymized information, and processing of personal information includes among others, the collection, storage, use, handling, transmission, provision, disclosure, deletion of personal information. In addition to processing of personal information within the PRC, the PRC Personal Information Protection Law also applies to the process of personal information outside the PRC under any of the following circumstances: (i) where the purpose is to provide products or services to individuals within the PRC; (ii) when analyzing or assessing the activities of domestic individuals; or (iii) other circumstances as stipulated by laws and administrative regulations. This law sets forth both general rules for processing the personal information and specific rules for processing the personal information under certain specific circumstance, including the process of sensitive personal information and cross-border provision of personal information. As the PRC Personal Information Protection Law is newly issued, and there are no further explanations or detailed rules or regulations with respect to its interpretation and implementation, we still face uncertainties how this law may be interpreted or implemented in ways that will negatively affect us.

Furthermore, several PRC governmental authorities have taken a series of strict examinations and inspections against illegal activities of collecting or using data and personal information, and it was reported that numerous mobile applications or website operators were ordered to rectify their illegal activities, or imposed with warnings, fines or other administrative penalties, or even became subjects of criminal investigations. In July 2019, the Ministry of Industry and Information Technology identified us as one of many internet companies that had a few instances of improper collection or use of personal information either without prior user consent or with misleading or unclear user consent, and required us to rectify accordingly. We have taken necessary measures to rectify and improve our personal information and data protection system. We have developed a comprehensive user information protection policy, in which we lay out in detail the types of personal information we collect from users and the purposes, methods and scope of our collection, usage and handling of user personal information. We are continuously updating our policy as the purposes, methods and scope of our collection and handling of user personal information changes. Our user information protection policy and user agreement are displayed permanently in fixed locations on our mobile apps and websites so as to allow users to conveniently access and search such policies and agreements related to the collection and usage of their personal information on our app and website. We have also added pop-up notifications in our mobile app and website prompting our users to carefully read and agree to our user information protection policy whenever the user installs, opens up for the first time or registers an account on our mobile app or website. We are unable to collect any personal information from users unless the user voluntarily agrees to our user agreement and user information protection policy by checking the relevant boxes on our app or website. For certain functions of our platform where the collection and usage of additional personal information is necessary, we will clearly prompt the users as to the purposes, methods and scope of the collection and usage of the additional personal information. The user is then free to agree to or reject such collection and usage of additional personal information. Rejection of such collection and usage of additional personal information will not impact the use of other unrelated functionalities on our platform.

The regulatory framework for cybersecurity, information security, privacy and data protection in China and worldwide is currently evolving and is likely to remain uncertain for the foreseeable future. Operators like us are and may continue to be subject to more comprehensive and stricter supervision by the competent governmental authorities on such issues, especially given our collection and use of personal information by users or third-party data providers with user consent under our big data and system-based risk management service business. We cannot assure you that our existing personal information and data protection system and technical measures will be considered sufficient under applicable laws and regulations. We could be adversely affected if legislation or regulations in China are expanded to require changes in business practices or privacy policies, or if the PRC governmental authorities interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations. In addition to laws, regulations and other applicable rules regarding cybersecurity, information security, privacy and data protection, industry groups or other private parties may propose new and different privacy standards. Because the interpretation and application of laws and privacy standards regarding cybersecurity, information security, privacy and data protection are still uncertain, it is possible that these laws or privacy standards may be interpreted and applied in a manner that is inconsistent with our practices. Any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable laws, regulations and standards regarding cybersecurity, information security, privacy and data protection, could result in additional cost and liability for us, damage our reputation, inhibit the use of our platform and harm our business.

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

The PRC government has adopted several regulations governing personal credit reporting businesses. According to the Administrative Regulations on the Credit Reporting Industry, which was promulgated by the State Council and became effective in 2013, “personal credit reporting business” means the activities of collecting, organizing, storing and processing “information related to the credit standing” of individuals as well as providing the information to others, and a “credit reporting agency” refers to a duly established agency whose primary business is credit reporting. These regulations, together with the Administrative Measures for Credit Reporting Agencies, which were promulgated by the People’s Bank of China and became effective in 2013, set forth qualification standards for entities conducting a credit reporting business in China, rules and requirements for credit reporting businesses and operating standards for credit reporting agencies. According to these regulations and measures, no entity may engage in personal credit reporting business without approval by the credit reporting industry regulatory department under the State Council. If any entity directly engages in personal credit reporting business without such approval, the entity is subject to penalties including suspension of business, confiscation of revenues related to personal credit reporting business, fines of RMB50,000 (US$7,663) to RMB500,000 (US$76,628) and criminal liabilities. In September 2021, the People’s Bank of China published the Administrative Measures on Credit Reporting Business, which will take effect from January 2022 and provides that “information related to credit standing” refers to analysis and evaluation information used to identify basic information, loan information, and other related information for determining the credit status of enterprises and individuals as well as other information formed based on the foregoing information collected according to laws and for the purpose of providing services for financial and other activities and “credit reporting business” refers to the activities of collecting, sorting, storing, and processing the credit information of enterprises and individuals, and providing such information to the users. Entities engaging in personal credit reporting business shall obtain the personal credit reporting business licenses from the People’s Bank of China in accordance with law.

We organize, process and analyze information provided by users and data provided by financial service providers and third-party data partners. This information and data contains certain personal information of users, a portion of which we may provide to financial service providers using our big data and system-based risk management services and solutions. Due to the lack of further interpretations of the current regulations governing personal credit reporting businesses, and the fact that the Administrative Measures on Credit Reporting Business are newly promulgated, and there are still uncertainties regarding the interpretation and implementation of these measures, the exact definition and scope of “information related to credit standing” and “personal credit reporting business” are still unclear. It is therefore uncertain whether we would be deemed to engage in personal credit reporting business because of our big data and system-based risk management services. As of the date of this annual report, we have not been subject to any material fines or other penalties under any PRC laws or regulations directly related to personal credit reporting business. However, given the evolving regulatory environment of the personal credit reporting industry, and the fact that the People’s Bank of China, the credit reporting industry regulatory department under the State Council, granted in February 2018 and December 2020, respectively, personal credit reporting businesses licenses to two entities incorporated under the guidance of the People’s Bank of China, we cannot assure you that we will not be required in the future by the relevant governmental authorities to obtain approval or license for personal credit reporting business in order to continue offering our big data and system-based risk management services. Our business may also become subject to other rules and requirements related to credit reporting business, or new rules and requirements (including approval or license regime) promulgated by the relevant authorities in the future. The existing and future rules and regulations may be costly to comply with, and we may not be able to obtain any required license or other regulatory approvals in a timely manner, or at all. If we are subject to penalties for any of the foregoing reasons, our business, financial condition, results of operations and prospects could be materially and adversely affected.

We provide recommendation services for financial service providers, which may constitute provision of intermediary service, and our agreements with these financial service providers may be deemed as intermediation contracts under the PRC Civil Code.

Under the PRC Civil Code, if an intermediary conceals any material fact intentionally or provides false information in connection with the conclusion of a proposed transaction, which results in harm to a client’s interests, the intermediary may not claim for service fees and is liable for any damages caused. We provide recommendation services for financial service providers, which may constitute provision of intermediary service, and our agreements with these financial service providers may be deemed as intermediation contracts under the PRC Civil Code, as a consequence, if we intentionally conceal material information or provide false information to financial service providers, or if we fail to identify false information received from users or any third party and in turn provide such information to financial service providers, we could be held liable for damages caused to financial service providers as an intermediary pursuant to the PRC Civil Code. On the other hand, we should not assume any liability relating to possible disputes between financial service providers and users with respect to the financial products provided by the financial service providers to the users, solely on the basis of providing recommendations regarding such financial products, as long as we do not intentionally conceal any material fact or provide false information, and are not found at fault. However, due to the lack of detailed regulations and guidance in the area of financial product recommendation services and the possibility that the PRC government authorities may promulgate new laws and regulations regulating financial product recommendation services in the future, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations for financial product recommendation services, and there can be no assurance that the PRC government authority will share our views.

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

In September 2019, the General Office of the CBIRC, issued the Notice on Addressing Banking and Insurance Institutions’ Irregularities against Consumer Rights and Interests, or the CBIRC Notice 194, according to which banks shall explicitly require that their third-party cooperation partners shall stop misleading sales, inappropriate collection activities, or forcible tie-in sales, and shall not double-charge financial institutions and consumers for the same service or illegally access the personal information of customers. Furthermore, in July 2020, the CBIRC promulgated the Interim Measures for Administration of the Internet Loan by Commercial Banks, or the Internet Loan Interim Measures, according to which banks shall meet relevant management requirements related to risk system management, risk data and model management, information technology risk management and loan management in their cooperation with third-party cooperation partners on internet loan business, and if banks recommend Internet loan products to the target customers through third-party cooperation partners, banks are required to sufficiently disclose the lender, actual annual interest rate, annualized comprehensive capital cost, arrangement for repayment of principal and interest and other information in obvious positions to safeguard the rights of customers to be informed and to make choice on their own, and shall not deprive the consumers of their rights to express their wishes by means of check by default, forced bundling or others. Some of the financial service providers on our platform are banks. If our cooperation with any of these banks fails to strictly comply with the CBIRC Notice 194, the Internet Loan Interim Measures, or other applicable laws, the banks may not be allowed to continue their cooperation with us and consequently our business, financial condition and prospects may be materially and adversely affected. If any of our financial service providers is deemed to violate any PRC laws or regulations, we may be jointly liable due to the services or solutions we provide. We may have to remove financial products from our platform or terminate relationship with financial service providers. Although we have implemented internal control procedures reviewing and examining the products on our platform to ensure their compliance with relevant provisions, as we have limited control over the financial products and the services provided by financial service providers, if any financial product on our platform is deemed to violate any laws, rules or regulations, we may face, among others, regulatory warnings, correction orders, condemnation, fines and criminal liability. As a result, our business, reputation, financial performance and prospects could be materially and adversely affected.

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

Historically we have identified certain incidents of employee and third-party misconduct, in response to which we have undertaken internal review and remedial measures. See “—Risks Related to Our Audit Committee Independent Review, Restatement of Our Consolidated Financial Statements, Internal Controls and Related Matters—We completed an audit committee independent review in the first half of 2021, which required significant management time and attention, resulted in significant legel and other expenses, and led to the termination of a number of employees.

Fraudulent activity conducted through our platform or using the brand name of RONG360 could negatively impact our brand and reputation and cause the use of our platform to decrease.

We are subject to fraudulent activity on our platform or being perpetrated purportedly in the brand name of RONG360, sometimes through sophisticated schemes or collusion. Certain of our own employees may be corrupted and participate in fraudulent or otherwise illegal activities. Our resources, technologies, fraud detection tools and risk management system may be insufficient to accurately detect and timely prevent fraud and misconduct. For instance, it was found in 2020 that certain third parties were using telephone or social network communications to scam our users into wiring deposits or service fees by posing as RONG360 customer service or to trick users into scanning and downloading a counterfeit version of our RONG360 app, both of which may have imposed negative impact on our brand and reputation. Significant increases in fraudulent activity could negatively impact our brand and reputation, result in losses suffered by users and financial service providers, and reduce user access to and user activity on our platform. We may need to adopt additional measures to prevent and reduce fraud, which could increase our costs. We anticipate that we will continue to be subject to claims on the fraudulent activity being perpetrated purportedly in the brand name of RONG360, and may incur extra costs and expenses as a result. High profile fraudulent activity could even lead to regulatory intervention, and may divert our management’s attention and cause us to incur additional expenses and costs. If any of the foregoing were to occur, our reputation and financial performance could be materially and adversely affected.

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

Our brand and reputation are critical to our business and competitiveness. We operate our platform using the “RONG360” brand and tradename in China. Factors that are vital to our reputation include but are not limited to our ability to:

●	effectively match users with financial service providers;
●	provide timely and accurate content on our platform;
●	provide superior user experience on our platform;
●	innovate and improve the services and solutions we provide to financial service providers;

●	effectively manage and resolve complaints from users and financial service providers; and
●	effectively protect personal information and data.

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

The massive volume of data that we process and store makes us or third-party service providers who host our servers an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect our database, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with users and financial service providers could be severely damaged, we could incur significant liability and our business and operations could be adversely affected. The PRC Cybersecurity Law, effective on June 1, 2017, stipulates that a network operator, including internet information services providers among others, must adopt technical measures and other necessary measures in accordance with applicable laws and regulations as well as compulsory national and industrial standards to safeguard the safety and stability of network operations, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. While we have adopted comprehensive measures to comply with the applicable laws, regulations and standards, there can be no assurance that such measures will be effective. If we were found by the regulatory authorities to have failed to comply with the PRC Cybersecurity Law, we would be subject to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, shutdown of our platform or even criminal liability and our business, financial condition and results of operations would be adversely affected.

We may not be able to prevent others from making unauthorized use of our intellectual property.

We regard our software registrations, trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that (i) our application for the registration of trademarks and other intellectual property rights will be approved, (ii) any intellectual property rights will be adequately protected, or (iii) such intellectual property rights will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. For instance, we are using and will continue to use, or may need to use in the future, certain trademarks including the logo and character of “融 360” for our current and future business operations. The registration applications in the PRC of such trademarks under category 36 (finance related) and category 42 (internet and computer related) were rejected by the Trademark Office of the State Administration for Industry and Commerce, and were further rejected by the Trademark Review Committee (the “Review Committee”). We initiated administrative litigations thereafter against the Review Committee with respect to the aforesaid rejections of our trademark registration applications. We prevailed in one of these administrative litigations, but Beijing Qihoo Technology Co., Ltd., or Qihoo Technology, filed an appeal to the decision as a third-party. We lost the other three administrative litigations and have appealed these decisions. In June 2021, we reached a settlement agreement with Qihoo Technology that both parties agreed to waive all procedural and substantial rights annexed to the controversial trademarks registered under the name of the counterparty, and agreed to withdraw the aforementioned lawsuits relating to such trademarks accordingly. Qihoo Technology agreed not to initiate any objection to our relevant registered trademarks including “RONG360” and “” under category 36 and mobile apps, and we agreed not to raise any objection or bring any challenge against Qihoo Technology for its registration and use of the relevant 360 brand trademarks under category 36 and consent to the permanent coexistence of such trademarks with ours. There can be no assurance that we will successfully prevail or defend ourselves or reach a settlement to our satisfactory in other similar lawsuits or disputes in the future. In addition, as our business develops and expands, we may need to register other trademarks or intellectual property rights. If these trademarks or other intellectual property rights could not be registered, we may fail to prevent others from using these marks or other intellectual property rights, and our business, financial condition and results of operations may be materially and adversely affected. Furthermore, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

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

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. For instance, in April 2019, Qihoo Technology filed a lawsuit in a court in Beijing against our PRC subsidiary and a related party alleging that our use of RONG360 brand and tradename infringes upon its 360 trademark and constitutes unfair competition, and seeking various remedies from us. In June 2021, we reached a settlement agreement with Qihoo Technology, pursuant to which Qihoo Technology agreed to withdraw the lawsuit against us, waive all procedural and substantial rights annexed to the controversial trademarks registered by us, and agreed not to initiate any objection to our relevant registered trademarks including “RONG360” and “” under category 36 and mobile apps. However, there can be no assurance that we will successfully prevail or defend ourselves or reach a settlement to our satisfactory in other similar lawsuits or disputes in the future. For any third-party infringement claims brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

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

We face risks associated with the Restructuring and the digital lending business operated by RONG360.

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

RONG360 Inc. and its subsidiaries historically operated both our current business and a digital lending business. After all business operations previously operated by RONG360 prior to the Restructuring except for the digital lending business were transferred to us as part of the Restructuring, we operate our business under the “Rong360” brand, whereas the digital lending business is operated by RONG360 under a separate brand. However, the digital lending business may be perceived to be a part of our business, which could subject us to reputational and regulatory risks. Any negative developments with respect to the digital lending business and RONG360 may materially and adversely affect our business and brand.

Although the credit decisioning and risk management model of the digital lending business is separate and independent from the credit decisioning and risk management solutions of our business, if our users or financial service providers believe otherwise, they may lose confidence in our data analytical capabilities. The digital lending business is expected to be a financial service provider on our platform under an information service cooperation agreement on terms and conditions similar to those we have with third-party financial service providers. In addition, the digital lending business will receive operational, administrative, human resources, legal, accounting and internal control support from us through a transitional services agreement for twelve months, and the effective period has already been extended by mutual consent. If our arrangements with the digital lending business or RONG360 are perceived by users or other financial service providers to be not on commercially reasonable terms, our reputation as an independent open platform may be damaged and our business and results of operations may be adversely affected. Furthermore, although RONG360 is expected to have its own separate senior management team, certain of our directors and executive officers may continue to provide advisory and other services to RONG360. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for us and the digital lending business. Business opportunities may arise that both we and RONG360 find attractive, and which would complement our respective businesses. The digital lending business may wish to take the opportunities itself, which would hinder us from taking advantage of those opportunities. In addition, we may compete with the digital lending business in the hiring of new employees, in particular with respect to credit decisioning and risk management related matters. We may not be able to resolve any potential conflicts which may have material adverse effect on our business.

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

In addition, the Administrative Measures for Financial Information Services, effective on February 1, 2019, set forth that the financial information service providers shall not produce, copy, publish or spread information that contains any of the following contents: (i) false financial information endangering national financial security or social stability, (ii) distorting national fiscal and monetary policies or financial management policies disrupting the economic orders or damaging national interests, (iii) instigating any other person to commit commercial fraud or economic crime causing any social impact, (iv) fabricating any event or news on the securities, funds, futures, foreign exchange and other financial markets, (v) publicizing financial products and services prohibited by the competent departments, and (vi) any other content prohibited by laws, regulations or rules. Furthermore, financial information service providers are required to formulate internal service standards including the content review standard. Due to the lack of detailed interpretations of such measures, there is still uncertainty as to whether we shall be deemed as financial information service provider regulated by such measures. On December 15, 2019, the Cyberspace Administration of China promulgated the Provisions on Ecological Governance of Network Information Content, or the Network Ecological Governance Provisions, which took effect on March 1, 2020. The Network Ecological Governance Provisions provide the requirements for the content producers of the network information, the service platforms for the network information and the users of the network information. Among others, the Network Ecological Governance Provisions classify the network information into the “encouraged category”, the “prohibited category” and the “prevented and resisted category”. The content producers of network information are encouraged to produce, copy and publish network information in the encouraged category, prohibited from producing, copying or publishing network information in the prohibited category, and shall take measures to prevent and resist the production, reproduction and publication of undesirable information in the prevented and resisted category. In addition, the service platforms for the network information shall strengthen the management of information content, and upon discovery of any prohibited information or prevented and resisted information, shall immediately take measures in accordance with the laws, keep the relevant records, and report the same to the competent governmental authorities. A service platform for network information shall compile an annual report on the ecological governance of network information, which contains information on the ecological governance of network information, the performance of the person in charge of ecological governance of network information and social evaluation, etc. We have proactively implemented internal control policy screening the information and content on our website and mobile apps to ensure their compliance with the provisions of the Administrative Measures for Financial Information Services and the Network Ecological Governance Provisions. However, there can be no assurance that all the information or content displayed on, retrieved from or linked to our website and mobile apps complies with the requirements of the provisions at all times. If we were deemed as violating the requirements under the Administrative Measures for Financial Information Services, the Network Ecological Governance Provisions or other applicable laws and regulations, we may be subject to inquiries, public condemnation, rectification, or brought into the blacklist for the dishonest, or even subject to administrative penalties or criminal liabilities.

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

The insurance industry in China is still in an early stage of development, and insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain property insurance or product liability insurance. We consider our insurance coverage to be reasonable in light of the nature of our business and the insurance products that are available in China and in line with the practices of other companies in the same industry of similar size in China, but we cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Current and future investments in and acquisitions of assets, technologies and businesses may fail and may result in equity and earnings dilution and significant diversion of management attention.

We have and may further invest in or acquire assets, technologies and businesses that are complementary to our existing business. This may include opportunities to expand our service offerings and strengthen our technology infrastructure and data analytical capabilities. Our investments or acquisitions may not yield the results we expect. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets, significant diversion of management attention and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating investments and acquisitions, and integrating the acquired businesses into ours, may be significant, and the integration of acquired businesses may be disruptive to our existing business operations. In the event that our investments and acquisitions are not successful, our financial condition and results of operations may be materially and adversely affected. For example, in September 2019, the business of Databook was suspended and an investigation was conducted against Databook and certain of its employees by competent authorities in relation to the compliance of information collection or use. In relation to the business suspension of Databook, we recorded a full impairment for goodwill, intangible assets and an impairment for other assets attributable to the Databook, totaling RMB254.7 million as of December 31, 2019. The investigation has concluded in January 2021. Databook was imposed confiscation of gains of RMB30.0 million and a fine of RMB30.0 million, total amount of RMB60.0 million was paid in January 2021, and we accrued current income tax expenses of RMB10.0 million in 2019. Certain employees of Databook have been charged with criminal liabilities; other than Databook, neither our company nor our directors or officers were involved. In addition, certain entities that we and one of our VIEs acquired to support our business growth in China and overseas were negatively impacted by the COVID-19 pandemic and their actual financial performance in 2020 were significantly below the forecasts at acquisition, and development of these business were expected to slow down, as a result, we recorded an impairment for goodwill of RMB12.6 million in 2020 attributable to such entities. The negative impact of the COVID-19 pandemic on the financial performance of these entities may continue in the future. See “—We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.”

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

In addition, we may face operational issues that could have a material adverse effect on our reputation, business and results of operations, if we fail to address certain factors including, but not limited to, the following:

●	lack of acceptance of our platform, and challenges of localizing our offerings to appeal to local tastes;
●	failure to attract and retain capable talent with international perspectives who can effectively manage and operate local businesses;
●	challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them;
●	availability, reliability and security of international payment systems and logistics infrastructure;
●	challenges of maintaining efficient and consolidated internal systems, including technology infrastructure, and of achieving customization and integration of these systems with the other parts of our technology platform;
●	challenges in replicating or adapting our company policies and procedures to operating environments different from that of China;
●	national security policies that restrict our ability to utilize technologies that are deemed by local governmental regulators to pose a threat to their national security;
●	the need for increased resources to manage regulatory compliance across our international businesses;
●	compliance with privacy laws and data security laws and compliance costs across different legal systems;
●	heightened restrictions and barriers on the transfer of data between different jurisdictions;
●	differing, complex and potentially adverse customs, import/export laws, tax rules and regulations or other trade barriers or restrictions related compliance obligations and consequences of non-compliance, and any new developments in these areas;
●	business licensing or certification requirements of the local markets;
●	exchange rate fluctuations; and

●	political instability and general economic or political conditions in particular countries or regions, including territorial or trade disputes, war and terrorism.

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

We may confront other challenges as we enter new business domains. Our lack of familiarity with the new products and services and lack of relevant user data relating to these products and services may make it more difficult for us to anticipate user demand and preferences. It may also make it more difficult for us to on-board, monitor and supervise new financial service providers and we may experience more customer complaints about them and their financial products and face costly investigations or litigation as a result of offering the financial products on our platform, which would harm our brand and reputation as well as our financial performance. New business domains may also subject us to new complex regulations to comply with, higher compliance costs and serious consequences in cases of non-compliance. Furthermore, we may not have much bargaining power in new categories of financial products and services and we may not be able to negotiate favorable terms with financial service providers. We may need to price aggressively to gain market share or remain competitive in new financial product service categories. It may be difficult for us to achieve profitability in the new financial product service categories and our profit margin, if any, may be lower than we anticipate, which would adversely affect our overall profitability and results of operations. We cannot assure you that we will be able to address these new challenges and continue to provide exceptional quality services. If we are not able to solve these issues, we may not be able to compete effectively. We cannot assure you that we will be able to recoup our investments in introducing these new businesses and service offerings.

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

The global macroeconomic environment is facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014 and uncertainties over the impact of Brexit. The growth of the PRC economy has slowed down since 2010 compared to the previous decade and the trend may continue in the foreseeable future, especially in light of the challenges the global economy is facing due to the COVID-19 global pandemic. See “— We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.” There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa. There have also been concerns about the relationship between China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their business or withdrawing their investment in China. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China.

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

For example, beginning in January 2020, the outbreak of COVID-19 has severely impacted China and the rest of the world, and our business and results of operations have been adversely affected as a result. In early 2020, the COVID-19 pandemic resulted in the temporary closure of many corporate offices across China. Given the strict implementation of quarantine measures during this period, we and certain of our business partners implemented temporary adjustment of work schemes allowing employees to work from home and adopted remote collaboration. We made operational adjustments to maintain the same high quality service we had always provided our users, customers and partners as we simultaneously worked to minimize the impact of COVID-19 and push forward our business initiatives. However, as our cooperation with financial service partners rely heavily on face-to-face communications, our cooperation with them has been negatively impacted by the quarantine measures in China and in Beijing, in particular, for several months in 2020. Revenue from recommendation services for loans decreased by 83.5% from 2019 to 2020 and revenue from recommendation services for credit cards decreased by 49.7% from 2019 to 2020, partially due to the negative impact from the COVID-19 pandemic. Revenue from our advertising, marketing and other services was also negatively affected by the impact from the COVID-19 pandemic and decreased by 23.3% from 2019 to 2020. In particular, our insurance brokerage services, which we introduced in the fourth quarter of 2019 after completing the acquisition of a licensed insurance brokerage company in China, was unable to expand as quickly as originally planned due to the strict quarantine measures in China and other negative impacts of COVID-19, as insurance brokerage business also relies heavily on face-to-face communications between our brokers and potential users. Additionally, the global COVID-19 pandemic and the associated inability to travel globally has negatively impacted our recommendation service business in Southeast Asia, and in Indonesia, in particular, and has also negatively affected the progress of the originally planned further expansion of our service offerings overseas since early 2020. Such negative global impact may continue in 2021. Furthermore, certain entities that we and one of our VIEs acquired to support our business growth in China and overseas were negatively impacted by the COVID-19 pandemic and their actual financial performance in 2020 was significantly below the forecasts at acquisition, and development of these business were expected to slow down, as a result, we recorded an impairment for goodwill of RMB12.6 million in 2020 attributable to such entities. The negative impact of the COVID-19 pandemic on the financial performance of these entities may continue in the future. The business expansion plans and financial performance of these entities may continue to be negatively impacted by the COVID-19 pandemic in 2021.

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

Foreign ownership of internet-based businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider which is engaged in internet information provision business like us and any such foreign investor must have experience in providing value-added telecommunication services overseas and maintain a good track record in accordance with the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2020 version), which was promulgated on June 23, 2020 and took effect on July 23, 2020, and other applicable laws and regulations.

We are a Cayman Islands exempted company with no equity ownership in our variable interest entities and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws and regulations, we conduct operations or may conduct certain other operations subject to foreign investment restrictions or prohibitions in China through the VIEs, and we have entered into a series of contractual arrangements with the VIEs and their shareholders, which enable us to (i) exercise effective control over the VIEs, (ii) receive majority of the economic benefits and bear the obligation to absorb substantially all of the losses of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC laws. Because of these contractual arrangements, we are deemed the primary beneficiary of the VIEs and hence consolidate their financial results under U.S. GAAP. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties, forced to relinquish our interests in those operations or required to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledge of the VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIEs and thus have a material effect on our operations and result in the value of the securities diminishing substantially. Our shares may decline in value if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries and VIEs that conduct all or substantially all of our operations. Our holding company in the Cayman Islands, our VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and our company as a group.

In the opinion of Fangda Partners, our PRC legal counsel, (i) the ownership structure of our wholly foreign owned subsidiaries and the VIEs in China does not result in any violation of PRC laws and regulations currently in effect, and (ii) the contractual arrangements between our wholly foreign owned subsidiaries, the VIEs and the shareholders of the VIEs that are governed by PRC law are valid, binding and enforceable, and do not result in any violation of PRC laws or regulations currently in effect. However, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, and there can be no assurance that the PRC regulatory authorities and PRC courts will take a view that is consistent with the opinion of our PRC legal counsel.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the Foreign Investment Law of the People’s Republic of China, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020. The Foreign Investment Law and the Implementing Rules do not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. Since the Foreign Investment Law and the Implementing Rules are relatively new, uncertainties still exist in relation to their interpretation and implementation, and it is still unclear how the Foreign Investment Law and the Implementing Rules would affect our variable interest entity structure and business operation. See “—Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law, its implementing rules and other regulations and how they may impact our business, financial condition and results of operations.”

If the ownership structure, contractual arrangements and businesses of our PRC subsidiaries or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or our PRC subsidiaries or the VIEs fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business licenses and/or operating licenses of such entities;
●	shutting down our servers or blocking our website, or discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and the VIEs;
●	imposing fines, confiscating the income from our PRC subsidiaries or the VIEs, or imposing other requirements with which we or our variable interest entities may not be able to comply;

●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledge of the VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIEs; or
●	restricting or prohibiting our use of the proceeds of our IPO to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. In addition, new PRC laws, regulations, and rules may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements. If any of these occurrences results in our inability to direct the activities of the VIEs that most significantly impact their economic performance, and/or our failure to receive the economic benefits from the VIEs, we may not be able to consolidate the entities in our consolidated financial statements in accordance with U.S. GAAP, which could materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value.

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

If the VIEs or their shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our variable interest entities, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

RDD is 40% owned by the appointed family member of our chief executive officer, Mr. Daqing (David) Ye, 40% owned by Mr. Jiayan Lu, who is our chief operating officer and co-founder, and 20% owned by Mr. Caofeng Liu, who is our chief technology officer and co-founder. Owners of the other VIEs include Jianpu’s employees, family members of our co-founders, one affiliate to our co-founder and an investment holding company controlled by the founder of an acquired subsidiary. They may have potential conflicts of interest with us. These shareholders may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to effectively control our variable interest entities and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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

As part of our contractual arrangements with the VIEs, these entities hold certain assets that are material to the operation of our business. If any of the VIEs go bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we and our VIEs may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the VIEs may not, in any manner, sell, transfer, mortgage or dispose of its assets or legal or beneficial interests in the business without our prior consent. If the VIEs undergo a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Our Audit Committee Independent Review, Restatement of Our Consolidated Financial Statements, Internal Controls and Related Matters

We completed an audit committee independent review in the first half 2021, which required significant management time and attention, resulted in significant legal and other expenses, and led to the termination of a number of employees.

As previously announced in June 2020 and February 2021 and disclosed in our annual report on Form 20-F for the fiscal year ended December 31, 2019 filed on April 30, 2021, the audit committee of our board of directors (the “Audit Committee”), with the assistance of advisers, had been conducting an internal review (the “Review”) of certain matters relating to transactions carried out by the Credit Card Business Unit of the Company (the “Credit Card BU”) with third-party business entities. The Review has been completed and found that certain transactions involved third-party agents (including both upstream agents and downstream suppliers) with undisclosed relationships, and some transactions lacked business substance (“questionable transactions”). As a result, certain revenue and associated costs and expenses were inflated or inaccurately recorded in the consolidated financial statements. Evidence suggests that certain employees from the Credit Card BU may have known about or may have been involved in certain of the questionable transactions that resulted in inflated sales commissions to such employees. In relation to the questionable transactions, the Review found that certain employees improperly altered supporting documents that were provided to our external auditor. The total amount of overstated revenues for the year ended December 31, 2018 as previously reported on Form 20-F was RMB90 million, and for the year ended December 31, 2019 as previously furnished to the SEC on Form 6-K was RMB164 million, representing approximately 4.5% and 10.1% of the total revenues previously reported by us for such years, respectively, and the adjustment to overstated cost and expenses together with the reserve for potential credit loss was approximately RMB90 million and RMB130 million for the years ended December 31, 2018 and 2019, respectively, resulting in a minimal net profit impact for the year ended December 31, 2018 and an RMB34 million increase in net loss for the year ended December 31, 2019. For more details, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—The Independent Review.”

We incurred significant costs in connection with the Review, and our management team devoted significant time to the Review. Moreover, we and certain of our officers have been named as defendants in a putative securities class action that was filed in the U.S. District Court for the Southern District of New York in February 2021 (Guttentag v. Jianpu Technology Inc. et al. (Case No. 21-cv-01419)). Plaintiffs allege, in sum and substance, that certain of our disclosures since the first quarter of 2018 contained material misstatements and omissions in relation to the issues identified in the Review and in violation of the federal securities laws. The action is currently in its preliminary stage. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” We and our current and former directors and officers may be subject to other litigation claims and to regulatory inquiries, investigations, or other proceedings arising from or relating to the Review or the Restatement. Regardless of the outcome of the filed lawsuit described above, any additional lawsuits that may be filed, or any regulatory inquiries, investigations, or proceedings that may be commenced, they will likely consume a significant amount of our internal resources and result in additional costs.

We have entered into indemnification agreements with our current and former directors and officers, and our articles of association require us, to the fullest extent permitted by Cayman Islands law, to indemnify each of our directors and officers who is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director or officer of our company. Although we maintain insurance coverage in amounts and with deductibles that we believe are appropriate for our operations, our insurance coverage may not cover all claims that may be brought against us or our current and former directors and officers, and insurance coverage may not continue to be available to us at a reasonable cost. As a result, we may be exposed to substantial uninsured liabilities, including pursuant to our indemnification obligations, which could materially and adversely affect our business, prospects, results of operations and financial condition.

Matters relating to or arising from the Restatement and the Review, including adverse publicity and potential concerns from our customers and partners, have had and could continue to have an adverse effect on our business and financial condition.

We have been and could continue to be the subject of negative publicity focusing on the Restatement of our financial statements for the year ended December 31, 2018 and adjustments of our financial statements for the year ended December 31, 2019 as previously furnished to the SEC on Form 6-K, and we may be adversely impacted by negative reactions from our customers, partners or others with whom we do business. Concerns include the perception of the effort required to address our accounting and control environment, and the ability for us to be a long-term provider to our customers. Continued adverse publicity and potential concerns from our customers could harm our business and have an adverse effect on our financial condition.

We identified three material weaknesses in our internal controls over financial reporting that were previously reported and continue to exist as of December 31, 2020, and if we fail to establish and maintain effective internal controls, our ability to report our financial results accurately or to prevent fraud may be adversely affected, and investor confidence and the market price of the ADSs may be adversely affected.

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

As we qualify as an “emerging growth company,” our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, we and our independent registered public accounting firm, in connection with the preparation and external audit of our consolidated financial statements for the year ended December 31, 2018, 2019, and 2020 identified three material weaknesses in our internal control over financial reporting as of December 31, 2018, 2019, and 2020, in accordance with the standards established by the Public Company Accounting Oversight Board (the “PCAOB”) of the United States. As a result of the material weaknesses, management has concluded that our internal control over financial reporting was not effective as of December 31, 2018, 2019, and 2020.

One material weakness identified relates to our failure to design and implement effective controls with a sufficient level of precision to prevent and detect misstatements related to our credit card related business. A second material weakness identified relates to our failure to design with a sufficient level of precision and implement the controls related to pre-approval and sufficient and accurate disclosures of related party transactions effectively, which could have a material effect on our financial statements. A third material weakness identified, which was also reported in 2017, 2018 and 2019, relates to the lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting policies and procedures, to address complex U.S. GAAP technical accounting issues, and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. We have implemented and are continuing to implement a number of measures to address the material weaknesses and the deficiencies that have been identified. For details, see “Item 15. Controls and Procedures.” However, we cannot assure you that we will be able to continuously implement these measures to effectively remediate our material weaknesses, or that we will not identify additional material weaknesses or significant deficiencies in the future.

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

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

In addition, the PRC government has recently announced its plans to enhance its regulatory oversight of Chinese companies listing overseas. The Opinions on Intensifying Crack Down on Illegal Securities Activities issued on July 6, 2021 called for:

●	tightening oversight of data security, cross-border data flow and administration of classified information, as well as amendments to relevant regulation to specify responsibilities of overseas listed Chinese companies with respect to data security and information security;
●	enhanced oversight of overseas listed companies as well as overseas equity fundraising and listing by Chinese companies; and
●	extraterritorial application of China’s securities laws.

As the Opinions on Intensifying Crack Down on Illegal Securities Activities were recently issued, there are great uncertainties with respect to the interpretation and implementation thereof. The Chinese government may promulgate relevant laws, rules and regulations that may impose additional and significant obligations and liabilities on overseas listed Chinese companies regarding data security, cross-border data flow, and compliance with China’s securities laws. See also “— Risks Related to Our Business—Our business is subject to complex and evolving laws and regulations regarding cybersecurity, information security, privacy and data protection in China. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in negative publicity, legal proceedings, increased cost of operations, or otherwise harm our business.” It is uncertain whether or how these new laws, rules and regulations and the interpretation and implementation thereof may affect us, but among other things, our ability and the ability of our subsidiaries to obtain external financing through the issuance of equity securities overseas could be negatively affected.

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily through our PRC subsidiaries and our VIEs. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment, and its implementing rules and other regulations and how they may impact our business, financial condition and results of operations.

The variable interest entity structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 Draft FIL, according to which, variable interest entities that are controlled via contractual arrangements would also be deemed as foreign-invested entities, if they are ultimately “controlled” by foreign investors. In March 2019, the PRC National People’s Congress promulgated the Foreign Investment Law, and in December 2019, the State Council promulgated the Implementing Rules to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both became effective from January 1, 2020 and replaced the major previous laws and regulations governing foreign investments in the PRC. Pursuant to the Foreign Investment Law ,“foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Foreign Investment Law and the Implementing Rules do not introduce the concept of “control” in determining whether a company would be considered as a foreign-invested enterprise, nor do they explicitly provide whether the variable interest entity structure would be deemed as a method of foreign investment. However, the Foreign Investment Law has a catch-all provision that includes into the definition of “foreign investments” made by foreign investors in China in other methods as specified in laws, administrative regulations, or as stipulated by the State Council, and as the Foreign Investment Law and the Implementing Rules are newly adopted and relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the Foreign Investment Law, the possibility cannot be ruled out that the concept of “control” as stated in the 2015 Draft FIL may be embodied in, or the variable interest entity structure adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules. Furthermore, on December 19, 2020, the National Development and Reform Commission, or the NDRC and the Ministry of Commerce promulgated the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, investments in military, national defense-related areas or in locations in proximity to military facilities, or investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, IT, Internet products and services, financial services and technology sectors, are required to be approved by designated governmental authorities in advance. Although the term “investment through other means” is not clearly defined under the Foreign Investment Security Review Measures, we cannot rule out the possibility that control through contractual arrangement may be regarded as a form of actual control and therefore require approval from the competent governmental authority. As the Foreign Investment Security Review Measures were recently promulgated, there are great uncertainties with respect to its interpretation and implementation. Accordingly, there are substantial uncertainties as to whether our VIE structure may be deemed as a method of foreign investment in the future. If our consolidated VIEs were deemed as foreign-invested enterprises under any of such future laws, regulations and rules, and any of the businesses that we or our VIEs operate would be in the “negative list” for foreign investment and therefore be subject to foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect our business, financial condition and results of operations. Furthermore, if future laws, administrative regulations or rules mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, business, financial condition and results of operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies and other businesses we and our VIEs are or will be engaged in.

The PRC government extensively regulates the internet industry, including foreign ownership and the licensing and permit requirements for companies in the internet industry. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Foreign Investment” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Value-Added Telecommunications Services.” These laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

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

Although we believe that we or our VIEs are not explicitly required to obtain a separate license for our mobile applications, there can be no assurance that we or our VIEs will not be required to apply for such license in the future.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. For instance, on August 1, 2019, the General Office of the State Council promulgated the Guiding Opinions on Promoting the Well-regulated and Sound Development of the Platform Economy, or the Guiding Opinions on Platform Economy, which provide that the market access management and the operational and post-operational supervision of the financial business of internet platforms involving financial services shall be subject to laws, regulations and the relevant provisions. Establishment of financial institutions, operation of financial activities, provision of financial information intermediary and transaction matching services shall be subject to entry administration according to the laws. Due to the lack of further interpretations of the Guiding Opinions on Platform Economy, it is uncertain whether we will be deemed as providing “financial information intermediary and transaction matching services” as prescribed under the Guiding Opinions on Platform Economy and be subject to entry administration. Therefore, we cannot assure you that we and our VIEs have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones, and we cannot assure you that we and our VIEs will not be required in the future by the relevant governmental authorities to obtain other approvals or licenses. If we or our VIEs were required to obtain any new approval or license, we or our VIEs may not be able to obtain such license or approval in a timely manner, or at all.

As a platform, we have been continuously improving and innovating products, services and solutions to better empower our users and enable financial service providers. For instance, we launched our Social Media and Partner Program in the third quarter of 2018, within which we introduced a cooperation system with our users who may register as our business partners in carrying out the financial product recommendation services on our platform (see “Item 4. Information on the Company—B. Business Overview—Our Open Platform—Our Users—Marketing and User Acquisition”). Given the complexity, uncertainties and changes in PRC regulations, and that we have limited control over our users and financial service providers on our platform and may not be able to effectively monitor their activities, so we cannot assure you that our practices or the activities of our users and financial service providers will not be deemed to violate any existing or future laws, regulations or policies. If any of our practices or the activities of our users and financial service providers is deemed to violate any existing or future laws, regulations or policies, we may be ordered to cease such activities, and may be subject to other penalties as determined by the relevant government authorities, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

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

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, the PRC tax authorities may require our subsidiaries to adjust their taxable income under the contractual arrangements they currently have in place with our variable interest entities in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “—Risks Related to Our Corporate Structure—Our contractual arrangements with the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our variable interest entities owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

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

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise is the beneficial owner of the dividends and owns no less than 25% of a PRC enterprise. The State Administration of Taxation promulgated SAT Circular 9 in February 2018, which became effective from April 2018 and stipulates that in determining whether a non-resident enterprise has the status as a beneficial owner, comprehensive analysis shall be conducted based on the factors listed therein and the actual circumstances of the specific case shall be taken into consideration. Specifically, it expressly excludes an agent or a designated payee from being considered as a “beneficial owner”. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—China.” As of December 31, 2018, no withholding tax was recorded on the retained earnings of our or RONG360 Inc.’s PRC subsidiaries (as applicable) as they did not have any retained earnings for any of the periods. We do not have any present plan to have our subsidiaries to distribute their earnings overseas, and we intend to retain most, if not all, of our available funds and any future earnings in China to operate and expand our business within the PRC. Accordingly, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC as of December 31, 2019 and 2020. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to any dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiaries.

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

Our auditor is currently not subject to inspections by the PCAOB. Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect or fully investigate auditors who are located in China, as it has not been and is currently unable to do. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

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

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

On September 22, 2021, the PCAOB adopted a new rule related to its responsibilities under the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The new rule is subject to approval by the SEC.

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

Starting in 2011 certain PRC-based accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

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

Since our ADSs became listed on NYSE on November 16, 2017, the trading price of our ADSs has ranged from US$1.36 to US$75.92 per ADS, taking into account retrospective adjustments for the change in the number of Class A ordinary shares represented by each ADS that occurred on October 30, 2020. The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their IPOs. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings and cash flow;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new services and expansions by us or our competitors;
●	announcements of new policies, rules or regulations relating to the internet or the financial services industry in China;
●	changes in financial estimates by securities analysts;
●	detrimental adverse publicity about us, our services, our competitors or our industry;
●	additions or departures of key personnel;
●	our share repurchase programs;

●	litigation, government investigation or other legal or regulatory proceedings;
●	fluctuations of exchange rates between the RMB and the U.S. dollar;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
●	general economic or political conditions in China or elsewhere in the world.

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

It is likely that we will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2020, and possibly for the current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Based on our current and expected income and assets, (including goodwill) and the market price of our ADSs and Class A ordinary shares during 2020, it is likely that we will be classified as a PFIC for the taxable year ended December 31, 2020. Depending upon the composition of our income and assets and the market price of our ADSs and Class A ordinary shares during 2021 and subsequent taxable years, we could continue to be classified as a PFIC for 2021 and subsequent taxable years. In addition, it is possible that any subsidiary that we own would also be classified as a PFIC for such taxable years.

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

On July 31, 2018, RONG360 completed the share distribution of our ordinary shares held by it to the existing shareholders of RONG360 in proportion to RONG360’s shareholding structure, and thus completed the Restructuring to strengthen our positioning as an independent open platform. As of August 31, 2021, Mr. Daqing (David) Ye, Mr. Jiayan Lu, Mr. Caofeng Liu and Mr. Chenchao Zhuang hold Class B ordinary shares and beneficially own approximately 76.6% of the aggregate voting power of our company. As a result of the dual-class share structure and the concentration of ownership, holders of our Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. We may incur share-based compensation expenses as a result of adopting this dual-class share structure. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. In addition, we may incur share-based compensation expenses as a result of adopting this dual-class share structure.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

●	we have failed to timely provide the depositary with notice of meeting and related voting materials;
●	we have instructed the depositary that we do not wish a discretionary proxy to be given;
●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
●	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or
●	the voting at the meeting is to be made on a show of hands.

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

We began operating our platform by introducing loan recommendation services in the first quarter of 2012. We subsequently introduced credit card recommendation services in the third quarter of 2013 and wealth management information services in the second quarter of 2014. We introduced our risk management services and solutions in the second quarter of 2015 and developed our SaaS-based end-to-end solutions in 2016.

In addition to our current business which was transferred to us as part of the Restructuring, RONG360 operated a digital lending business starting in 2015, which offers its own consumer credit products to borrowers by performing credit assessment and credit decisioning of these borrowers and facilitating funding from third-party financial service providers.

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

Pursuant to a series of agreements entered into in connection with the Restructuring, all the operating assets and liabilities relating to our current business operations, which are all of the business operations operated by RONG360 prior to the Restructuring other than the digital lending business, were transferred to the new group. Specifically, Beijing Ronglian Shiji Information Technology Co., Ltd. entered into agreements to transfer its related assets and liabilities to RQN, and Beijing Rongshiji Information Technology Co., Ltd. entered into agreements to transfer its related assets and liabilities to RDD. RONG360 Inc. has provided RMB150 million of initial working capital to us in the form of a capital contribution.

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

From 2018 until now, we have set up and acquired several subsidiaries and variable interest entities to support our business growth in China and overseas. We introduced our insurance brokerage business after completing the acquisition of an insurance brokerage license at the end of 2019. Through the acquisition of 50.5% of equity interests in Newsky Wisdom Treasure (Beijing) Co., Ltd. (“Newsky Wisdom”) in 2020, we have been providing system-based total solutions to our financial service providers. In addition, we acquired majority of equity interest in a Hong Kong based independent digital media platform in 2019 and secured 3 registrations in respect of financial marketplace, credit scoring and eKYC in Indonesia in 2020 and 2021. For more details, see “Item 4. Information on the Company—C. Organizational Structure.”

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

BBusiness Overview

We are a leading independent open platform for discovery and recommendation of financial products in China. We connect users with financial service providers in a convenient, efficient and secure way. By leveraging our proprietary technology, we provide users with customized search results and recommendations tailored to each user’s particular financial needs and profile. We also enable financial service providers with sales and marketing solutions to reach and serve their target customers more effectively through integrated channels and enhance their competitiveness by providing them with tailored data, risk management services and solutions. We are committed to maintaining an independent open platform, which allows us to serve the needs of users and financial service providers impartially.

As an open platform, we have access to data from users, financial service providers and third-party data partners with their respective consent. Our data analytics and proprietary technology enable us to conduct extensive analysis and offer valuable services to both users and financial service providers. These capabilities drive product recommendations for users and support credit analysis, credit underwriting, fraud detection and prevention for financial service providers. Our proprietary technology enables us to match users with the appropriate financial products and to help financial service providers better target and serve users. We have been continually improving our advanced matching capability by leveraging artificial intelligence (“AI”), data science and analytics, cloud computing, machine learning and other technologies.

Our users have convenient access to a wide variety of financial products on our platform, including credit cards, loans, insurance products, and other financial products. We are able to identify and recommend the most suitable products for each user’s specific financial circumstances from a wide selection of products with different operational requirements and geographic coverage offered by financial service providers. Users can easily compare the terms and conditions of financial products from different financial service providers on our platform. Because consumers in China lack understanding of the increasingly complicated financial products available on the market, we enable them to access a wide range of information and content on our platform and through other channels, including short videos, online articles, social networks, and offline booklets and handouts. Our content educates and provides valuable information to users to make more informed financial decisions, serves as a reference point for financial institutions and is widely reported by the media and other institutions.

A large and diverse group of financial service providers offer a wide variety of financial products nationwide on our platform. We have invested ten years in building our stable and strong network from the ground up as most traditional financial institutions in China only operate within specific geographic areas or conduct their business on a city-by-city basis, with localized business strategies and operational requirements. We provide sales and marketing solutions to financial service providers to help them acquire customers through integrated channels, and enable them with data and risk management services and solutions.

We primarily generate our revenue from fees that we charge financial service providers or their agents for recommendation services for loan and credit card products on a cost-per-action basis or cost-per-success basis, and from commissions from insurance companies for insurance products brokerage service as a pre-agreed percentage of the insurance premium. We also offer financial service providers big data and risk management services and solutions and software as a service, or SaaS-based solutions.

We launched our online platform with loan products recommendation services in the first quarter of 2012, and introduced credit card recommendation services in the third quarter of 2013. In the fourth quarter of 2019, we further diversified the types of financial products on our platform by introducing insurance products. We introduced our risk management services and solutions in the second quarter of 2015, and enriched our SaaS-based modules and provided system-based total solutions in 2019 and 2020. We started to expand our footprints to outside of mainland China, including Hong Kong and Southeast Asia in 2019.

Our Open Platform

We operate an independent open platform for the discovery and recommendation of financial products in China. Financial service providers offer a wide variety of financial products on our platform, including credit cards, loan products, insurance products and other financial products. In addition to matching users to financial products, we provide a wide range of services and solutions to financial service providers on our platform, including sales and marketing solutions and big data and system-based risk management services and solutions. Moreover, we provide extensive professional content on financial products, industry insights, financial education and consumer rights protection in many forms, including short videos, online articles and offline booklets and handouts.

Financial Products on Our Platform

Our platform has different kinds of financial products including credit cards, loans, insurance products and other financial products. All of the financial products on our platform are offered and sold by financial service providers. Depending on our arrangement with the respective financial service provider, applications for financial products may be hosted on our platform or referred to the financial service provider’s platform.

Credit Card Products

We introduced credit card recommendation services on our platform in the third quarter of 2013. We provide recommendation services in respect of credit card products offered by credit card issuers or their agents. Credit card products vary greatly, including by issuer, payment network, credit tier, card alliance, loyalty program and specialty purpose. Due to the mass customization, it can be difficult for consumers to navigate the large selection of credit card products and identify the ones suitable for their needs. We believe that our recommendation engine empowers users to discover suitable credit card products in an efficient way. Our platform features credit card offers from major issuers and popular credit cards targeting different user groups and lifestyles. Besides regular credit cards, our platform also provides recommendations of specialty theme cards such as travels cards, female lifestyle cards, cards tailored for online shopping and virtual credit cards.

As the largest independent online credit card application platform in China, we had facilitated the issuance of over 20 million credit cards accumulatively as of December 31, 2020. We have cooperated with 41 credit card issuers that accept online applications in China, including certain state-owned banks, joint-stock banks, and city and urban commercial banks. Our credit card recommendation services revenue is generally determined on a cost-per-success basis, where the success is most often defined as the issuance of a credit card and in other cases by the completion of an application or the first usage of a credit card, depending on the issuer’s policy. Our credit card recommendation services revenue accounted for 50.3% of our total revenues for 2020, and our credit card volume in 2020, which is our measure of the number of credit cards we generated revenues from, was approximately 2.8 million as of December 31, 2020.

We started providing credit card recommendation services in Hong Kong after completing the acquisition of 55% of equity interests in a Hong Kong-based independent digital media platform specializing in the field of financial services in 2019.

Loan products

We launched our platform with loan recommendation services in the first quarter of 2012. The majority of loan products on our platform are consumer loans, covering a wide variety of personal consumption needs and other personal expenses. We also have SMEs loans which are primarily applied for general business purposes for small businesses, such as starting up or expanding their operations, purchasing inventory or meeting day-to-day expenses.

We have attracted a large and diversified group of financial service providers to our platform, including banks, consumer finance companies and other licensed financial institutions in China. As of December 31, 2020, over 1,300 financial service providers offered loan products on our platform.

Starting at the end of 2019, we started to offer loan recommendation services in Southeast Asia. We applied our successful experiences and mature business model in China to the overseas market and cooperated with dozens of financial service providers in 2020. In 2020, approximately 14.3% of our revenue generated from loan products recommendations were from overseas markets.

We primarily generate our revenue from fees that we charge financial service providers for recommendation services for loan products on a cost-per-action basis, where the action is generally determined by a user’s completion of a loan application on our platform. We also had a small portion of loan recommendation services revenue recorded based on a pre-agreed percentage of loan principal amount underwritten by the financial service providers. In 2020, revenue generated from our loan recommendation services amounted to RMB109.8 million (US$16.8 million) and accounted for 18.7% of our total revenues.

Insurance products

To diversify the financial products categories on our platform, we introduced insurance brokerage services under the brand name Anguo Insurance Brokerage after completing the acquisition of a licensed insurance brokerage company in China in the fourth quarter of 2019. We have an experienced insurance broker team and distribute a wide range of insurance products underwritten by insurance companies we cooperate with. The insurance products we distribute can be categorized into two major categories: life and health insurance products, and non-life insurance products. In 2020, revenue generated from our insurance brokerage services accounted for 2.8% of our total revenues.

We, together with the individual brokers registered on our platform, distribute insurance products underwritten by insurance companies operating in China to our users. We have an extensive independent insurance product distribution network with 2,000 brokers in 17 provinces in China as of December 31, 2020. We do not assume underwriting risks for the insurance products we distribute. We are compensated for our services by commissions paid by insurance companies, typically based on a percentage of the premium paid by the insured. As of the date of this annual report, we cooperate with close to 200 insurance companies and their agents selling insurance products in China, and therefore are able to offer a variety of insurance products to our users.

We provide our individual brokers with intelligent business tools, effective user acquisition channels, professional career training and comprehensive customer service. Our technology platform enables intelligent deal management to help our individual brokers find the insurance products that best match users’ needs and streamline and expedite transaction processes. The distribution and service network built upon our technology platform provides an effective channel for us, together with our individual brokers, to engage with and serve our users.

Other financial products

We introduced wealth management information services to our platform in the second quarter of 2014. Unlike with loans and credit cards, our users are investors rather than borrowers in relation to wealth management products, so we provide them with information about the terms and conditions of the products and the relative credit risk of the different financial service providers that offer the products. While users can obtain information on wealth management products on our platform, we have made a deliberate choice not to host purchases of these products on our platform, due in part to regulatory uncertainty, potential investment risk for our users and the potential impact on our brand. We provide content and information related to financial products on our platform not for monetization purpose.

Our Users

Our users are predominately individual consumers, though they also include many sole proprietors and SMEs. Users can efficiently browse the different financial products offered by financial service providers on our platform based on their specific needs. Through our search and recommendation engine, we match and recommend financial products to our users based on their different needs.

The Discovery and Recommendation Process for Financial Products

Users can discover different types of financial products and various terms specific to that type of financial products on our platform. For each user, our platform will generate a set of impartial recommendations based on the user’s profile and financial needs and the financial service provider’s product criteria, focusing on certainty, speed, convenience and terms. Our recommendation engine ranks the products using a complex algorithm that takes into account a number of factors, including the likelihood of application approval, how competitive the term is and whether other users were satisfied with the financial service provider in the past.

The Application and Approval Process

The application process depends on the type of financial product and the financial service provider selected by the user. Application approval time varies with the type of financial service provider and the terms of the financial product.

Our platform has three different models for the approval process of financial products.

●	Online approval. For most credit card applications and some loan applications, we generate click-throughs for financial service providers. We refer the user directly to their website. The application, decisioning and approval process are completed on the financial service provider’s online platform.
●	Offline approval. For loan products offered by traditional financial service providers, the user’s application typically is referred to a loan sales representative at the financial service provider, who normally contacts the user offline to explain what other steps need to be taken to complete the application. The user then relies on the loan sales representative for assistance with the rest of the application and approval process.

●	End-to-end approval. For some loan products, the entire application-to-approval process is hosted on our platform. Users are supported by our platform throughout the lifetime of a financial product, including submitting the application and related documents, receiving notification of approval and making payments.

User Service Center

Our user service center provides live assistance to our users with a combination of automated programs and service representatives. Users can contact our user service center by telephone or through social media platforms. Our user service representatives help users understand financial products, follow up on financial product application status and collect user feedback on their experience with financial service providers. If a user appears interested in a product but leaves our platform without completing an application, our user service center may contact the user to collect feedback and encourage the user to submit an application and even help the user to complete the application form. We recruit user service representatives with substantial experience in supporting users on their financial product queries. Each representative is required to complete mandatory training conducted by experienced managers on financial products knowledge and communication skills. While we have outsourced some of our user services, we have provided training through our own employees to ensure quality service.

Marketing and User Acquisition

We employ a variety of marketing methods to promote our platform and acquire users. In addition to content driven organic traffic, we conduct marketing through various channels, including online, mobile and social media platforms. Our marketing team works closely with our sales and business development team and utilizes our proprietary data analytical capabilities to conduct cost-efficient marketing. Our online third-party marketing channels include search engines, news feeds, social networking platforms, and app stores, and we incur traffic acquisition expenses. Our marketing channels also include business partners from our Social Media and Partner Program and individual insurance brokers. Our Social Media and Partner Program facilitates an extensive distribution and service network for us to sell complex financial products and better serve our users.

We leverage social networks and social media platforms as an effective and efficient tool for user acquisition and engagement. We introduced a cooperation system called the Social Media and Partner Program in the third quarter of 2018, through which our users may register as our business partners to recommend the financial products on our platform to their social contacts through social network and social media platform, and are rewarded according to our incentive policies.

The Social Media and Partner Program has been very effective in user acquisition and engagement, and is particularly effective in the recommendation of credit card products on our platform to new users. In 2020, approximately 66% of the credit card volume on our platform were contributed by the Social Media and Partner Program.

The Social Media and Partner Program has lowered our total customer acquisition cost while the cost of online advertising has been continuously increasing. We are able to effectively attract prospective users and develop customer loyalty due to our proven brand reputation and operating history. In the future, we will continue to recruit and retain business partners through our open platform and conduct product and compliance training for business partners to ensure an efficient and compliant customer acquisition practice. We plan to continue to leverage the Social Media and Partner Program for user acquisition as we expand into other financial product categories and new businesses.

Content

Our platform provides rich and professional content to our users as a way of driving user engagement and cultivating user loyalty. We have a wealth of data about a wide range of financial products on our platform and we empower users to compare and contrast different products within and across product categories. We also provide a variety of third-party information on the subjects of personal finances, wealth management and financial planning. In addition, we have a dedicated team that creates additional content for our platform that is used by academic institutions, industry experts and government bodies. For example, we have issued a series of reports and analyses related to mortgages, consumer loans, consumer finance asset-backed securities, the consumer finance industry, etc. Content is available in a number of forms including short videos, Vlogs, cartoons, online articles and offline booklets and handouts, and we distribute our content through a third-party syndicated content network that includes CCTV, Xinhua Finance, ChinaNews, People’s Daily Online, Yahoo Finance, Southern Metropolis Daily, etc., as well as Tencent’s Wechat social media platform, Kwai’s video platform and Toutiao’s news and information mobile app. We believe that our content library attracts both existing and potential users to our platform and complements our other channels for attracting user traffic.

Financial Service Providers

We have attracted a large and diversified group of financial service providers to our platform, including banks, consumer finance companies, insurance companies and other licensed financial companies in China. As of December 31, 2020, over 1,700 financial service providers offered a wide variety of financial products on our platform.

We have established a very strong cooperative relationship with credit card issuing banks. As of December 31, 2020, we had cooperated with 41 credit card issuers that accept online applications in China, including state-owned banks, joint-stock banks and city and urban commercial banks. Since 2018, we have also broadened and diversified our credit card partners network to include more of the banks’ local branches and authorized partners. With years of experiences in loan recommendation services, we have attracted diversified financial service providers offering loan products, including banks, consumer finance companies, micro-loan companies and other licensed financial institutions, as well as their sales representatives. We cooperate with close to 200 insurance companies and their agents in the distribution of over 1,800 insurance products in China. The types of insurance products available on our platform include life insurance and non-life insurance.

Leveraging our proprietary technology, we are able to accurately draw customers’ profiles and screen the most suitable customers for financial service providers. We have also established a seamless connection between our platform and financial service providers, where customers’ information and analysis can be accessed and evaluated from both sides with mutually agreed standards, which results in a highly efficient process.

Our Services and Solutions

Leveraging our proprietary technology and experience in the finance industry, we are always committed to enabling the financial service providers to better reach and serve users with financial needs, enhance risk management capabilities, and achieve higher operational efficiency.

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

Risk management services and solutions

We introduced our risk management services and solutions in 2015. We leverage our big data technology to provide one-stop, cost-effective and diversified risk management services and solutions to financial service providers. Through collaborations with users, financial service provides and third-party data partners, we have authorized access to a wide variety of information.

Our risk management services and solutions range from simple to highly integrated:

●	Data solutions. We provide data products to financial service providers to enhance their data and risk-management capabilities by leveraging information that we have access to.
●	Modeling solutions. At the next level, we provide tailored modeling solutions that the financial service provider can use to analyze the data. The modeling solutions can be used in credit assessment and credit decisioning.
●	Total solutions. Our risk management services and solutions can be fully integrated into the financial service provider’s own system and used as end-to-end solutions. Our goal is to provide financial service providers with an integrated solution encompassing product design, user acquisition, marketing, risk management and user services.

SaaS-based and system-based solution

We developed our SaaS-based end-to-end solutions in 2016 to empower financial service providers to migrate their entire service process onto our platform, rather than only referring users to the financial institution’s platform at an early stage in the application process. We further updated our SaaS modules in 2020, which allows financial service providers to conveniently manage acquisition efficiency, borrower screening and assessment in a comprehensive manner. As a technology-empowered digital platform, we are able to provide other functional SaaS modules that can fit into the operational procedures of financial service providers backed by our in-depth understanding of their processes and needs. In 2019, we started to offer our risk management services and solutions to financial service providers overseas in Southeast Asia, providing end-to-end integrated solutions to empower inclusive financing businesses.

Some traditional financial service providers, including banks, do not possess the technology infrastructure to acquire and serve their customers through online and mobile channels. Through the acquisition of Newsky Wisdom, we provide system-based total solutions to help our banking partners to build and boost digital capabilities so that they could better serve more consumers with financial needs.

In addition, we have expanded our services and solutions to regulators to help them better monitor financial activities on financial products regarding compliance requirements.

Screening of financial service providers and financial products

We screen the financial products that are offered on our platform based on the financial service provider’s licensing status, the suitability of the products for our users, the creditworthiness of the financial service provider, the quality of the customer service provided by the financial service provider, the terms and conditions of the financial products and other factors. One major step in the screening of financial products is examining and verifying the qualifications of the financial service providers that offer them. We examine their business licenses, the qualification certificates for their products and their reputation in the industry and make inquiries about the market acceptance of their financial products. As a part of our internal control process, we conduct our own due diligence on financial service providers and maintain a whitelist of financial service providers based on our verification results. We typically enter into framework agreements of fixed terms with financial service providers and renew them periodically if the relationship continues to be satisfactory. Starting in 2019, we regularly conduct random checks and screenings of our existing financial service provider partners during the term of our cooperation with them to ensure the continual suitability of their financial products for our users, including re-examining their business licenses, the qualification certificates for their products and their current business operation status. We also constantly monitor user feedback of each financial product and financial service provider as well as other related public social indicators to ensure that we can promptly identify and deal with risky financial products and financial service providers.

Sales and Business Development

We have built a sales and business development team with extensive experience in both the financial service and internet industries. This team is dedicated to establishing long-term relationships with financial service providers, understanding and anticipating their needs and identifying opportunities for them to adopt our services and solutions. As we strengthen our relationship with financial service providers and understand more about their strategies and policies, we have the opportunity to up-sell and cross-sell additional services and solutions and offer our integrated solutions. Our sales and business development team works closely with financial service providers and continually gains insights into the competitive dynamics of the industry and new market opportunities. These insights help our other departments develop new solutions and technologies and offer new content and features on our platform.

We have sales and business development personnel based at our headquarters in Beijing, at our regional offices in Shanghai and Shenzhen and a dozen tier-2 cities in China. This allows our sales and business development team to be in close contact with the research and development team and operations team at our headquarters to maintain a coherent sales and business development strategy. The sales and business development personnel at our regional offices focus on catering and understanding local market requirements, which helps the other teams at our headquarters remain abreast of developments with financial service providers in different regions in China.

Data and Technology

We have built our technology infrastructure relying primarily on proprietary software and systems and to a lesser extent on third-party software that we have modified and incorporated. Our advanced technology is vital in supporting our discovery and recommendation-based open platform for financial products.

As an open platform, we have access to data from users, financial service providers and third-party data partners obtained with their respective consent. Our data modeling and analytical capabilities drive product recommendations and analyses for users and support credit underwriting and fraud detection and prevention for financial service providers.

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

Data Analysis and Compliance

Data sources. Users provide us information with consent when they register on our platform and when they apply for financial products through our platform. We have authorized data on applications, approvals and credit performance from financial service providers. We also collaborate with third-party data partners with respect to data obtained with users’ permission.

Infrastructure and modeling and algorithm support. The real-time decision and fast iteration of our big data model is well supported by our big data infrastructure and algorithms. Our data platform can extract multi-dimensional features from multi-source data in a highly efficient and secure way to support modeling. We use a graph database to support the calculation of billions of data items on social network relationships. We adopt a framework of streaming computing to support real-time updates to our data and model. As a result, our big data model can complete decisions within milliseconds after a user uploads or updates his application materials.

Compliance and user privacy protection. We have consistently strived to comply with data protection laws and regulations in China and explored data encryption and safe storage for our user privacy protection. We have certified in the Zhuoxin (Advanced Information Security) Big Data Program led by the China Academy of Information and Communication Technology which is poised to establish a comprehensive data governance ecosystem and help enterprises step up their data security capabilities. Our big data and risk management service platform has been recognized at the third level of the cybersecurity protection system. In addition, we have set up a dedicated unit and recruiting security professionals, and in order to safeguard the security and reliability of data in service, we build a full spectrum of cybersecurity operations throughout physical security, network security, server security, application security, data security and security policy. We always adopt stringent management measures and technology-powered mechanisms throughout the entire data life cycle to ensure data security and compliance.

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

Personalized smart recommendation system. Our personalized smart recommendation system is designed to help users increase the success rate of financial product applications, help financial service providers increase their approval rates for financial products and reduce the overall service costs of distributing financial products. We have built our recommendation model through machine learning by synthesizing a wide variety of data from financial service providers, including encrypted data on user profiles, user application histories and feedback on user approvals. The model can predict the success rate of a user’s application for each financial product and estimate the credit limit that the user can obtain. This allows us to make accurate and personalized recommendations of financial products to our users.

Brand Recognition

The “RONG360” brand is well recognized as an intelligent mobile platform for financial products in China. We plan to continue to use the “RONG360” brand for our platform in China. Our mascot Rong Bulls in eight colors represents the diversity of our service offerings to both users and financial service providers.

We employ a variety of marketing methods to promote our image as a reliable, smart and accessible platform. See “—Our Open Platform—Our Users—Marketing and User Acquisition.”

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

Seasonality

Our revenue and operating results have fluctuated in the past from quarter to quarter due in part to seasonal variations in demand for financial products. Typically, our revenue is lowest in the first quarter of the year, in part due to the reduced level of borrowing activities during the Chinese New Year holiday, and highest in the fourth quarter of the year. However, due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results. For example, in 2020, our revenue was highest in the first quarter with decreases in revenue in each subsequent quarter, which was primarily due to the continuous decreases in revenues from recommendation services for loan products, resulting from the continuous decreases in the number of financial products available on our platform given the credit tightening and the outbreak of the COVID-19 pandemic.

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

Internet security in China is also regulated and restricted from a national security standpoint. On July 1, 2015, the National People’s Congress Standing Committee promulgated the National Security Law, which took effect on the same date and replaced the former National Security Law promulgated in 1993. According to the National Security Law, the state shall ensure that the information system and data in important areas are secure and controllable. In addition, according to the National Security Law, the state shall establish national security review and supervision institutions and mechanisms, and conduct national security reviews of key technologies and IT products and services that affect or may affect national security. There are uncertainties on how the National Security Law will be implemented in practice.

The PRC Cybersecurity Law, which was promulgated in November 2016 and took effect on June 1, 2017, requires a network operator, including internet information services providers among others, to adopt technical measures and other necessary measures in accordance with applicable laws and regulations as well as compulsory national and industrial standards to safeguard the safety and stability of network operations, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Cybersecurity Law emphasizes that any individuals and organizations that use networks must not endanger network security or use networks to engage in unlawful activities such as those endangering national security, economic order and the social order or infringing the reputation, privacy, intellectual property rights and other lawful rights and interests of others. The Cybersecurity Law has also reaffirmed certain basic principles and requirements on personal information protection previously specified in other existing laws and regulations, including those described above. Any violation of the provisions and requirements under the Cybersecurity Law may subject an internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

On November 15, 2018, the Cyberspace Administration of China issued the Provisions on Security Assessment of the Internet Information Services with Public Opinion Attributes or Social Mobilization Capacity, which came into effect on November 30, 2018. The provisions require internet services providers to conduct security assessments on their Internet information services if their services include functions that provide channels for the public to express opinions or have the capability of mobilizing the public to engage in specific activities. Internet services providers must conduct self-assessment on, among other things, the legality of new technology involved in the services and the effectiveness of security risk prevention measures, and file the assessment report with the local competent cyberspace administration authority and public security authority.

On April 13, 2020, the Cyberspace Administration of China, the NDRC, the Ministry of Industry and Information Technology, and several other governmental authorities jointly issued the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, the purchase of cyber products and services including core network equipment, high-performance computers and servers, mass storage devices, large databases and application software, network security equipment, cloud computing services, and other products and services that have an important impact on the security of critical information infrastructure which affects or may affect national security is subject to cybersecurity review by the Cybersecurity Review Office. The Cyberspace Administration is responsible for organizing and implementing cybersecurity reviews, while the competent departments in key industries such as finance, telecommunications, energy and transport shall be responsible for organizing and implementing security review of cyber products and services in their respective industries or fields.

On June 10, 2021, the SCNPC promulgated the Data Security Law which will take effect in September 2021. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used, and appropriate level of protection measures is required to be taken for the respective categories of data, for example, the processor of important data shall designate the personnel and management institution responsible for the data security, carry out risk assessment for its data processing activities and file the risk assessment report with the competent authorities. In addition, the Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. As the Data Security Law was recently promulgated and has not yet taken effect, we may be required to make further adjustments to our business practices to comply with the effective law.

On August 17, 2021, the State Council promulgated the Security Protection Regulations for Critical Information Infrastructures, which will take effect on September 1, 2021 and provide that “critical information infrastructures” refer to those including important network facilities and information systems involved in important industries and fields such as public communication and information services, energy, transportation, water conservancy, finance, public services, e-government, national defense related science and technology industry, and other important industries and those which may seriously endanger national security, national economy and people’s livelihood and public interests if they are damaged, malfunctioned, or if relevant data leakage occurs. Pursuant to these regulations, the competent governmental authorities and supervision and management departments of the abovementioned important industries and fields, being the protection departments, are responsible for formulating the rules on identifying the critical information infrastructures and organizing to identify such critical information infrastructures in the related industries and fields, taking into account the factors including (i) the importance of the network facilities, information systems, etc., to the critical and core businesses in this industry and field; (ii) the degree of damage that may be caused by such network facilities, information systems, etc., if they are destroyed, malfunctioned, or relevant data leakage occurs; (iii) the relevant influence on other industries and fields. In addition, the regulations further require the operators of critical information infrastructures, among others, (i) to report to the competent protection authorities in a timely manner when the identification result may be affected due to material changes in the critical information infrastructure; (ii) to plan, construct or put into use the security protection measures and the critical information infrastructure simultaneously; and (iii) to report to the competent protection authorities in a timely manner in the event of merger, division or dissolution, and deal with critical information infrastructure as required by the competent protection authorities. In addition, the regulations reiterate that the operators of critical information infrastructures shall give priority to purchasing secure and credible network products and services, and if purchasing such network products and services may affect national security, they shall pass a security review in accordance with the network security regulations. Operators in violation of the regulations may be ordered to rectify, subject to warnings, fines and other administrative penalties or even criminal liabilities, and the directly responsible personnel in charge may also be imposed on fines or other liabilities.

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

On 28 May 2020, the National People’s Congress approved the PRC Civil Code, which has come into effect on 1 January 2021. Pursuant to the PRC Civil Code, a natural person shall have the right of privacy and the personal information of a natural person shall be protected by the law. Any organization or individual that need to obtain personal information of others shall obtain such information legally and ensure the security of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase, sell, provide, divulge or tamper with the personal information. The processing of personal information shall be subject to the principle of legitimacy, rightfulness and necessity, with no excessive processing, and shall meet the following requirements: (i) obtaining the consent of the natural person or the guardian thereof, unless otherwise provided by laws or administrative regulations; (ii) expressly stating the purpose, method and scope of information to be processed; and (iii) not violating the provision of the laws and administrative regulations and the agreement between the parties.

On August 20, 2021, the SCNPC promulgated the PRC Personal Information Protection Law, which will take effect from November 1, 2021. Pursuant to the PRC Personal Information Protection Law, personal information refers to the information related to an identified or identifiable individual recorded electronically or by other means, excluding the anonymized information, and processing of personal information includes among others, the collection, storage, use, handling, transmission, provision, disclosure, deletion of personal information. In addition to processing of personal information within the PRC, the PRC Personal Information Protection Law also applies to the processing of personal information outside the PRC under any of the following circumstances: (i) where the purpose is to provide products or services to individuals within the PRC; (ii) when analyzing or assessing the activities of domestic individuals; or (iii) other circumstances as stipulated by laws and administrative regulations. The PRC Personal Information Protection Law explicitly sets forth the circumstances where it is allowed to process personal information, including (i) the consent from the individual has been obtained; (ii) it is necessary for the conclusion and performance of a contract under which an individual is a party, or it is necessary for human resource management in accordance with the labor related rules and regulations and the collective contracts formulated or concluded in accordance with laws; (iii) it is necessary to perform statutory duties or statutory obligations; (iv) it is necessary to respond to public health emergencies, or to protect the life, health and property safety of individuals in emergencies; (v) carrying out news reports, public opinion supervision and other acts for the public interest, and processing personal information within a reasonable scope; (vi) processing personal information disclosed by individuals or other legally disclosed personal information within a reasonable scope in accordance with this law; or (vii) other circumstances stipulated by laws and administrative regulations. In addition, this law emphasizes that individuals have the right to withdraw their consent to process their personal information, and the processors must not refuse to provide products or services on the grounds that the individuals do not agree to the processing of their personal information or withdraw their consent, unless processing of personal information is necessary for the provision of products or services. Before processing the personal information, the processors should truthfully, accurately and completely inform individuals of the following matters in a conspicuous manner and in clear and easy-to-understand language: (i) the name and contact information of the personal information processor; (ii) the purpose of processing personal information, processing method, type of personal information processed, and the retention period; (iii) methods and procedures for individuals to exercise their rights under this law; (iv) other matters that should be notified according to laws and administrative regulations. Furthermore, the law provides that personal information processors who use personal information to make automated decisions should ensure the transparency of decision-making and the fairness and impartiality of the results, and must not impose unreasonable differential treatment on individuals in terms of transaction prices and other transaction conditions.

In addition to the aforementioned general rules, the PRC Personal Information Protection Law also introduces the rules for processing sensitive personal information, which refers to the personal information that, once leaked or illegally used, can easily lead to the infringement of the personal dignity of natural persons or harm personal and property safety, including biometrics, religious beliefs, specific identities, medical health, financial accounts, whereabouts and other information, as well as personal information of minors under the age of fourteen. Personal information processors can process sensitive personal information only if they have a specific purpose and sufficient necessity, and take strict protective measures. In addition, the law provides rules for cross-border provision of personal information. In particular, it is provided that the operators of critical information infrastructures and the personal information processors that process personal information up to the number prescribed by the national cyberspace administration shall store personal information collected and generated within the PRC. If it is really necessary to provide such personal information overseas, they shall pass the security assessment organized by the national cyberspace administration, except as otherwise stipulated by laws, administrative regulations and the national cyberspace administration. Any processor in violation of this law may be subject to administrative penalties including rectifications, warnings, fines, confiscation of illegal gains, suspension of the apps illegally processing personal information or suspension of the relevant business, revocation of business operation permits or business licenses, civil liabilities or even criminal liabilities. The directly responsible personnel in charge and other directly responsible personnel may be imposed with fines and prohibited from serving as directors, supervisors, senior management personnel and personal information protection officers of related companies within a certain period of time. As the PRC Personal Information Protection Law is newly issued, and there are no further explanations or detailed rules or regulations with respect to its interpretation and implementation, we still face uncertainties how this law may be interpreted or implemented in ways that will negatively affect us.

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

Pursuant to the Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by the Ministry of Commerce and the SAMR, which took effect on January 1, 2020, a foreign investment information reporting system shall be established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner.

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

Regulations Related to Internet Advertisements and Online Advertising

The PRC government regulates advertising, including online advertising, principally through the State Administration for Market Regulation, formerly known as the State Administration for Industry and Commerce. The PRC Advertising Law, as recently amended in April 2021, outlines the regulatory framework for the advertising industry and allows foreign investors to own up to all equity interests in PRC advertising companies.

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

Regulation Related to Insurance Brokerage Business

According to the Measures for the Administration of Licenses of Banking and Insurance Institutions promulgated by the China Banking and Insurance Regulatory Commission, or the CBIRC, in April 2021 and the PRC Insurance Law promulgated by the SCNPC, in June 1995 and most recently amended in April 2015, an insurance brokerage company is an entity that, in the interest of the applicant, provides intermediary services between the applicant and the insurer for the conclusion of an insurance contract and receives a commission in accordance with relevant laws. An insurance brokerage company shall obtain an insurance intermediary license before it engages in insurance brokerage business.

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

On December 7, 2020, the CBIRC promulgated the Regulatory Measures for Online Insurance Business, or the Online Insurance Measures, which took effect on February 1, 2021. The Online Insurance Measures set forth the fundamental business rules applicable to the business operation of all insurance institutions (including insurance companies and insurance intermediaries) and their self-operated online platforms, as well as the specific business rules applicable to various types of insurance institutions and their business operation. In particular, the Online Insurance Measures provide that insurance institutions shall sell the Internet insurance products or provide insurance brokerage and insurance adjustment services through their self-operated online platforms or the self-operated online platforms of other insurance institutions, and the insurance application page must belong to the self-operated online platforms of insurance institutions. If an insurance intermediary conducts the Internet insurance business, its insurance type shall not exceed the insurance coverage and business area of the underwriting insurance company, and its business scope shall not exceed the scope agreed upon in the cooperation or entrustment agreement. An insurance institution operating the Internet insurance business shall submit information related to its self-operated online platforms, Internet insurance products, cooperative sales channels, and related changes to the relevant information system of the relevant regulatory authority. An insurance institution shall submit a report on the operation of the Internet insurance business over the previous year to the relevant information system before April 30 each year. In addition, insurance institutions are required to conduct rectification in accordance with the Online Insurance Measures, complete the rectification of system construction, marketing, sales management, information disclosure and other issues within three months following the implementation of the Online Insurance Measures, and complete the rectification of other business operation issues within six months thereafter, and complete the network security level protection certification of the self-operated network platform within 12 months thereafter. Any insurance institutions in violation of the Online Insurance Measures may be ordered to make rectification or subject to other regulatory measures.

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

Regulations Related to Employment

The Labor Contract Law, which became effective in 2008, as amended in December 2012, requires employers to enter into written contracts with their employees, restricts the use of temporary workers and aims to give employees long-term job security.

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

On October 23, 2019, SAFE issued Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28, which took effect on the same day. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, provided that such investments do not violate the effective special entry management measures for foreign investment (negative list) and the target investment projects are genuine and in compliance with laws. According to the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business issued by SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments with their income under capital accounts such as capital funds, foreign debts and proceeds from overseas listing without submitting evidence of genuineness to the banks in advance, provided the use of such funds is genuine and in compliance with administrative regulations on the use of income under capital accounts.

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

Regulations Related to Dividend Distribution

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Regulations Related to Taxation

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—China” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders” and “—We may not be able to obtain certain benefits under the relevant tax arrangement for dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiaries.”

Regulations Related to M&A and Overseas Listings

In 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which was amended in June 2009.

C.	Organizational Structure

The following diagram illustrates the principal entities in our corporate structure as of the date of this annual report:

Notes:

(1)	Our VIEs include RDD, KTN, GKZX, HST and TCT. Shareholders of RDD and their respective shareholdings in RDD and relationship with our company are (i) Jiayan Lu (40%), our chief operating officer and co-founder; (ii) Huijing Ye (40%), family member of one of our co-founders; and (iii) Caofeng Liu (20%), our chief technology officer and co-founder. Shareholders of KTN and their respective shareholdings in KTN and relationship with our company are (i) Hui Li (60%), our employee; and (ii) Yang Liu (40%), our employee. Shareholders of GKZX and their respective shareholdings in GKZX and relationship with our company are (i) Xiang Zhu (60%), our employee; and (ii) Dan Huang (40%), our former employee. Shareholders of HST and their respective shareholdings in HST and relationship with our company are (i) Hangzhou Magic Ant Investment Management Partnership (limited partnership) (73.8%), an investment holding company controlled by the founder of Databook; and (ii) Tingxin Lu (26.2%), family member of one of our co-founders. Shareholders of TCT and their respective shareholdings in TCT and relationship with our company are (i) Xiaoqing Hu (51%), our employee; and (ii) Yuexuan Gao (49%), our employee. Our VIEs’ subsidiaries include RDD’s subsidiary, Shanghai Anguo Insurance Brokerage Co., Ltd. Our contractual arrangements with HST and its shareholders are entered into through our wholly-owned subsidiary, Hangzhou Magnet Technology Co., Ltd.

We conduct most of our business operations through our directly owned subsidiaries. However, due to the PRC legal restrictions on foreign ownership of value-added telecommunications businesses, we operate such operations and may operate certain other businesses which are also subject to foreign investment restrictions in China through our VIEs. Our VIEs also employ part of our research and development team. In addition, RDD has obtained a value-added telecommunications services license for internet information services, which is known as an ICP License.

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

In the opinion of Fangda Partners, our PRC legal counsel:

●	the ownership structure of our variable interest entities and wholly foreign owned subsidiaries in China does not violate any applicable PRC laws or regulations currently in effect; and
●	the contractual arrangements among our wholly foreign owned subsidiaries, our variable interest entities and the shareholders of our variable interest entities governed by PRC law are valid, binding and enforceable in accordance with their terms and applicable PRC laws or regulations currently in effect and do not violate any applicable PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that our contractual arrangements with our variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law, its implementing rules and other regulations and how they may impact our business, financial condition and results of operations.”

D.	Property, Plant and Equipment

Our headquarters are located at the Zhongguancun technology hub in Beijing. Our research and development facilities and our management and operations facilities are located at our headquarters and two other locations in Beijing. We have sales and business development personnel at our headquarters in Beijing and at our regional offices in Shanghai and Shenzhen. We currently lease approximately 3,538 square meters of office space in Beijing, approximately 494 square meters of office space in Shanghai, approximately 461 square meters of office space in Shenzhen and approximately 5,125 square meters of office space in other cities in China.

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

Overview

We are a leading independent open platform for discovery and recommendation of financial products in China. We connect users with financial service providers in a convenient, efficient and secure way. By leveraging our proprietary technology, we provide users with customized search results and recommendations tailored to each user’s particular financial needs and profile. We also enable financial service providers with sales and marketing solutions to reach and serve their target customers more effectively through integrated channels and enhance their competitiveness by providing them with tailored data, risk management services and solutions. We are committed to maintaining an independent open platform, which allows us to serve the needs of users and financial service providers impartially.

We generate our revenue primarily from fees that we charge financial service providers or their agents for our recommendation services for loan and credit card products on a cost-per-action basis or cost-per-success basis. We also offer financial service providers big data and system-based risk management services. To a lesser extent, we generate revenue from insurance brokerage services and provide advertising and marketing services primarily to financial service providers of credit cards and other financial products.

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

Cooperation with financial service providers

We launched our online platform in 2012 with sales and marketing solutions, and introduced risk management services and solutions in 2015, and started insurance brokerage service in 2020. Through cooperation with financial service providers, we have further improved and developed the services and solutions that we can offer to them. These services and solutions often require some degree of cooperation and integration between our team and systems and the financial service provider’s, which increases their efficiency and also give financial service providers an additional incentive to remain on our platform. We offer a range of solutions requiring different degrees of cooperation and integration. For this trend to continue, we must continue to enhance our industry insights and develop proprietary technology to make our new and existing solutions more attractive to financial service providers.

Expansion of our user base and user activity

Although we generate our revenue primarily from fees that we charge financial service providers, their demand for our services and solutions largely depends on our ability to help them reach and serve their target customers. Therefore, the size and characteristics of our user base on our platform significantly affect our revenue and results of operations. We have incurred significant expenses and devoted considerable resources to marketing activities and user acquisition as we have built our platform, and we expect to continue to incur significant expenses as we grow. To achieve profitability, we must be able to retain and expand our user base and user activity in a cost effective manner.

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

Ability to compete effectively

Our business and results of operations depend on our ability to compete effectively in the markets in which we operate. We compete primarily with other companies that also seek to position themselves as open platforms serving both users and financial service providers. We also compete with platforms that are affiliated with major internet companies, including search engine, social media, e-commerce and online payment companies. Some of these internet companies also offer their financial products on our platform, so they both compete and cooperate with us. In addition, we compete with financial service providers to the extent that they offer or list financial products on their own platform, and some of these financial service providers may also offer financial products on our platform as well. The consumer finance industry is continually evolving, and new competitors may emerge at any time. We must continue to innovate our services and solutions in a way that financial service providers will find attractive. Our ability to compete effectively depends in large part on our ability to anticipate the needs of both financial service providers and users.

Regulatory environment in China

The PRC government’s regulatory framework governing the online consumer finance market is rapidly evolving and is subject to further change and uncertain interpretation, and the application and interpretation of these laws and regulations are ambiguous and may be interpreted and applied inconsistently between different governing authorities. Our business, as well as other participants of online consumer finance market, is subject to complex and evolving laws and regulations regarding cybersecurity, information security, privacy and data protection. There are numerous laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and data. In addition, the PRC government has also adopted several regulations governing personal credit reporting businesses. These regulations and measures require entities engaging in personal credit reporting business to obtain the personal credit reporting business licenses from the People’s Bank of China in accordance with law. It is uncertain whether we would be deemed to engage in personal credit reporting business because of our big data and system-based risk management services. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business”.

If the PRC government adopts stringent regulations on financial service providers in the online consumer finance market or other partners we cooperate with, the growth of the market may slow, which may further influence our business and cooperation with financial service providers and other partners. If they impose specific requirements (including licensing requirements) on us, the requirements may be difficult or costly for us to comply with. Regulations may be adopted in a way that favor competing business models or that disadvantage the online consumer finance industry as a whole in comparison to traditional financial institutions.

Impact of COVID-19 On Our Operations

Beginning in January 2020, the outbreak of COVID-19 has severely impacted China and the rest of the world, and our business and results of operations have been adversely affected as a result. In early 2020, the COVID-19 pandemic resulted in the temporary closure of many corporate offices across China. Given the strict implementation of quarantine measures during this period, we and certain of our business partners implemented temporary adjustment of work schemes allowing employees to work from home and adopted remote collaboration. We made operational adjustments to maintain the same high-quality service we had always provided our users, customers and partners as we simultaneously worked to minimize the impact of COVID-19 and push forward our business initiatives. However, as our cooperation with financial service partners rely heavily on face-to-face communications, our cooperation with them has been negatively impacted by the quarantine measures in China and in Beijing, in particular, for several months in 2020. Revenue from recommendation services for loans decreased by 83.5% from 2019 to 2020 and revenue from recommendation services for credit cards decreased by 49.7% from 2019 to 2020, partially due to the negative impact from the COVID-19 pandemic. Revenue from our advertising, marketing and other services was also negatively affected by the impact from the COVID-19 pandemic and decreased by 23.3% from 2019 to 2020. In particular, our insurance brokerage services, which we introduced in the fourth quarter of 2019 after completing the acquisition of a licensed insurance brokerage company in China, was unable to expand as quickly as originally planned due to the strict quarantine measures in China and other negative impacts of COVID-19, as insurance brokerage business also relies heavily on face-to-face communications between our offline brokers and potential users. Additionally, the global COVID-19 pandemic and the associated inability to travel globally has negatively impacted our recommendation service business in Southeast Asia, and in Indonesia, in particular, and has also negatively affected the progress of the originally planned further expansion of our service offerings overseas since early 2020. Such negative global impact may continue in 2021. Furthermore, certain entities that we and one of our VIEs acquired to support our business growth in China and overseas were negatively impacted by the COVID-19 pandemic and their actual financial performance in 2020 was significantly below the forecasts at acquisition, and development of these businesses were expected to slow down. As a result, we recorded an impairment for goodwill of RMB12.6 million in 2020 attributable to such entities. The business expansion plans and financial performance of these entities may continue to be negatively impacted by the COVID-19 pandemic in 2021.

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

See “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business — We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.”

Key Components of Results of Operations

Revenues

Our revenues are derived from recommendation services for credit cards and loans, and big data and system-based risk management services and advertising, marketing and other services offered to financial service providers.

The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the periods presented:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenues:
Recommendation services:
Loans	1,015,407	52.8	666,307	46.4	109,814	16,830	18.7
Credit cards	689,822	35.9	585,993	40.8	294,567	45,144	50.3
Total recommendation services	1,705,229	88.7	1,252,300	87.2	404,381	61,974	69.0
Big data and system-based risk management services	106,597	5.5	134,927	9.4	144,227	22,104	24.6
Advertising, marketing and other services	110,050	5.8	48,500	3.4	37,154	5,694	6.4
Total revenues	1,921,876	100.0	1,435,727	100.0	585,762	89,772	100.0

Recommendation services.

We record fees charged for our recommendation services for credit card products on a cost-per-success basis, where the success is most often defined as the issuance of a credit card and in other cases by the completion of an application or the first usage of a credit card, depending on the credit card issuer’s policy. Affected by bank credit tightening and the impact of COVID-19 pandemic, revenue from recommendation of credit cards declined in 2020, compared with previous two years.

We record fees charged for our recommendation services for loan products either on a cost-per-action basis, where the action is generally determined by a user’s completion of a loan application, or an amount charged based on a pre-agreed percentage of loan principal amount underwritten by the financial service providers. Due to the macro slowdown in connection with the COVID-19 pandemic and online lending market adjustments pertaining to the evolving regulatory framework, revenue from loan recommendation service declined significantly in 2020. In 2020, the recommendation revenue of loans from overseas markets accounted for 14.3% of total loan recommendation revenues.

Big data and system-based risk management services. We provide big data and system-based risk management services to financial service providers, which integrates data and provides customizable automatic data and modeling solutions and services to financial service providers to facilitate their risk management primarily for loan products applicants. We expanded the service offerings to overseas markets in 2019 and introduced system-based total solutions through the acquisition of Newsky Wisdom in 2020.

Advertising, marketing and other services. We provide advertising and marketing services primarily to financial service providers of credit cards and other financial products, both on our own platform and on third-party search engine, social networking or other platforms where we purchase advertising resources. Other services primarily consist of insurance brokerage services, which was introduced in 2020.

Cost of revenues

The following table sets forth our cost of revenues, both in absolute amount and as a percentage of total revenues, for the periods indicated:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Cost of revenues	(194,492)	10.1	(133,968)	9.3	(118,171)	(18,111)	20.2

Cost of revenues consists primarily of direct costs relating to advertising, marketing and other services revenue, including commissions paid to individual insurance brokerage agents starting in 2020, data acquisition costs and short message service (SMS) fees, bandwidth and server hosting cost, online payment processing fees, depreciation, payroll and other related costs of operations. We expect our cost of revenues in 2021 to increase in absolute terms as business resumes growth.

Operating Expenses

Our operating expenses consist of sales and marketing expenses, research and development expenses, general and administrative expenses, impairment loss and penalties.

The following table sets forth our operating expenses, both in absolute amount and as a percentage of total revenues, for the periods indicated:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Operating expenses:
Sales and marketing	(1,486,399)	77.3	(1,199,346)	83.5	(481,719)	(73,827)	82.2
Research and development	(241,270)	12.6	(272,343)	19.0	(154,775)	(23,720)	26.4
General and administrative	(178,371)	9.3	(100,896)	7.0	(136,581)	(20,932)	23.3
Impairment loss	—	—	(254,683)	17.7	(16,893)	(2,589)	2.9
Penalties	—	—	(30,000)	2.1	—	—	—
Total operating expenses	(1,906,040)	99.2	(1,857,268)	129.3	(789,968)	(121,068)	134.8

Sales and marketing expenses

Our sales and marketing expenses consist primarily of marketing expenses relating to traffic acquisition, rewards to business partners under the Social Media and Partner Program, payroll costs and related expenses for employees involved in sales and marketing activities, and expenses for the portion of our call center operations that we outsource. We expense all sales and marketing costs as incurred. We expect our sales and marketing expenses in 2021 to increase in absolute terms as business resumes growth.

Research and development expenses

Our research and development expenses consist primarily of payroll costs and related expenses for employees involved in developing and improving our platform and our services and solutions. We expense all research and development costs as incurred. We expect our research and development expenses in 2021 to decrease in absolute terms as we continue to engage in cost optimization measures.

General and administrative expenses

Our general and administrative expenses consist primarily of payroll costs and related expenses for employees involved in general corporate functions, including finance, legal and human resources, and professional fees relating to these functions. We expect our general and administrative expenses in 2021 to remain relatively stable.

Impairment loss and penalties

Our impairment loss in the year ended December 31, 2020 primarily reflects the impairment of the goodwill and intangible assets of acquired subsidiaries. We incurred impairment loss for the year ended December 31, 2019 due to the impairment of the goodwill and intangible assets of an acquired subsidiary and a fine imposed to it. We did not incur any impairment loss or penalties for the years ended December 31, 2018.

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

Basis of presentation and principles of consolidation

Basis of presentation

Our consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates. Identified below are the accounting policies that reflect our most significant estimates and judgments, and those that we believe are the most critical for fully understanding and evaluating its consolidated financial statements.

Noncontrolling interests

For our consolidated subsidiaries and VIEs, noncontrolling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to us as the controlling shareholder. Noncontrolling interests are classified as a separate line item in the equity section of our consolidated balance sheets and have been separately disclosed in our consolidated statements of comprehensive loss to distinguish the interests from our interests.

Changes in our ownership interest while we retain controlling interest in our subsidiary or VIE shall be accounted for as equity transactions. Therefore, no gain or loss will be recognized in consolidated net income/(loss) or comprehensive income/(loss). The carrying amount of the noncontrolling interest will be adjusted to reflect the change in its ownership interest in the subsidiary or VIE. Any difference between the fair value of the consideration received or paid and the amount by which the noncontrolling interest is adjusted will be recognized in equity attributable to us.

Revenue recognition

We operate a platform for discovery and recommendation of financial products, including credit cards, loan products, insurance products and other financial products offered by a variety of financial service providers. Our platform includes our website, mobile website and mobile apps, which enable users to browse and search product information and initiate an online application. We generate revenues from recommendation services for credit cards and loan products, from big data and system-based risk management services and from advertising, marketing and other services. On January 1, 2018, we adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), using the modified retrospective method. Revenues for reporting periods beginning after January 1, 2018 are presented under ASC606, while revenues for prior periods are not adjusted and continue to be presented under ASC Topic 605. The accumulated effect of adopting ASC 606 to the opening balance of accumulated losses as of January 1, 2018 is not material, therefore it was not adjusted.

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

Timing of revenue recognition may differ from the timing of payment from customers. We do not have material contract assets as we generally have the unconditional right to payment as revenue is recognized or the timing difference is immaterial. Accounts receivable represents amounts that we have satisfied the performance obligation and have the unconditional right to payment. Unearned revenue consists of payments received related to unsatisfied performance obligations at the end of the period, included in “Advance from customers” in our consolidated balance sheets. Due to the generally short-term duration of our contracts, the majority of the performance obligations are satisfied in one year. The amount of revenue recognized that was included in the receipts in advance from customers balance at the beginning of the year was RMB80.5 million and RMB4.1 million for the years ended December 31, 2019 and 2020.

Recommendation services:

(i)Credit card

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

(ii)Loans

We provide recommendation services in respect of loan products offered by the financial service providers on our platform, and assist the financial service providers or their loan sales representatives to identify qualified individual users or borrowers. We consider the financial service providers, including banks, consumer finance companies, micro loan companies and other licensed financial institutions, or their loan sales representatives to be our customers, and receives service fees from the customers primarily based on number of applications of qualified users. Revenue is recognized when all of the revenue recognition criteria are met, majority of which is when the user application is delivered to customers. The price for each recommendation charged to the financial service providers is either a fixed price as pre-agreed in the service contract, or pre-set in the bidding systems by the customers, or an amount charged based on a pre-agreed percentage of loan principal amount underwritten by the financial service providers. We do not retain any further obligations after the users or borrowers submit applications for the recommended products to the customers.

Big data and system-based risk management services

We provide big data risk management services, which integrates data and provides customizable automatic data and modeling solutions and services to customers, i.e., the financial service providers, to facilitate their risk management primarily for loan products applicants. We also provide SaaS-based risk management solutions, which allow financial service providers to conveniently manage acquisition efficiency, borrower screening and assessment in a comprehensive manner. Revenue from the aforementioned services is recognized when all of the revenue recognition criteria are met, which is generally when the result of query is provided to customers with a pre-agreed fixed price. Through the acquisition of Newsky Wisdom, we provide system-based total solutions to help our banking partners to build and boost digital capabilities so that they could better serve more consumers with financial needs. Such services include system research and development services and maintenance services. We recognize revenues of research and development services upon completion of the services. Revenues from system maintenance services are recognized ratably over the contractual terms..

Advertising, marketing and other services

We also provide advertising, marketing and other services primarily to financial service providers of credit cards and other financial products. Our advertising and marketing services allow customers to place advertisements in particular areas of our platform and third-party advertising network, at performance-based or time-based fixed prices, in particular formats and over particular periods of time. Performance-based revenues are recognized based on effective clicks, or effective activations, depending on the relevant performance measures. The effective clicks refer to that users click on the advertisements. The effective activations primarily include providing contact information or completing a registration form by users on the advertisers’ websites redirected from the advertisements, and user’s application are successfully approved by the credit card issuers in the case of advertising and marketing services related to credit card products. Time-based revenues are recognized ratably over the contractual term.

Other services revenues primarily consist of revenues from insurance brokerage service. Insurance brokerage revenue is commissions from insurance brokerage services, determined based on a percentage of premiums paid by the insureds. The brokerage commission, which is paid by the insurance company, is based on the terms specified in the service contracts with the insurance companies.

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

Our share based awards granted to employees of the digital lending business that was previously operated by and was continued to be carried out by RONG360 after the Restructuring should be recognized as a deemed dividend from us to our shareholders at the fair value determined as of the grant date.

The detailed information of the share-based compensation expenses recognized for the year ended December 31, 2018, 2019 and 2020 is included in Note 17 to our consolidated financial statements in this annual report.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the acquisitions of interests in our subsidiaries and consolidated VIEs. We perform quantitative goodwill impairment test annually or more frequently when an event occurs or circumstances change that indicate the carrying value may not be recoverable. A goodwill impairment loss is recognized for the amount that the carrying amount of a reporting unit, including goodwill, exceeds its fair value, limited to the total amount of goodwill allocated to that reporting unit. Nil, RMB147.3 million and RMB12.6 million of impairment loss of goodwill were recognized for the years ended December 31, 2018, 2019 and 2020, respectively.

Impairment of long-lived assets

We evaluate our long-lived assets with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the impairment by comparing carrying amount of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the long-lived assets over their fair value. Nil, RMB101.1 million and RMB4.3 million of impairment loss of long-lived assets were recognized for the years ended December 31, 2018, 2019 and 2020, respectively.

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

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenues:

Recommendation services:
Loans (including revenues from related party of RMB105,492, RMB31,980 and RMB4,757 for the years ended December 31, 2018, 2019 and 2020, respectively)	1,015,407	52.8	666,307	46.4	109,814	16,830	18.7
Credit cards	689,822	35.9	585,993	40.8	294,567	45,144	50.3
Total recommendation services	1,705,229	88.7	1,252,300	87.2	404,381	61,974	69.0
Big data and system-based risk management services (including revenues from related party of RMB13,405, RMB6,858 and RMB3,626 for the years ended December 31, 2018, 2019 and 2020, respectively)	106,597	5.5	134,927	9.4	144,227	22,104	24.6
Advertising, marketing and other services	110,050	5.8	48,500	3.4	37,154	5,694	6.4
Total revenues	1,921,876	100.0	1,435,727	100.0	585,762	89,772	100.0
Cost of revenues	(194,492)	(10.1)	(133,968)	(9.3)	(118,171)	(18,111)	(20.2)
Gross profit	1,727,384	89.9	1,301,759	90.7	467,591	71,661	79.8
Operating expenses:
Sales and marketing (including expenses from related party of RMB51,753, RMB21,099 and RMB206 for the years ended December 31, 2018, 2019 and 2020, respectively)	(1,486,399)	(77.3)	(1,199,346)	(83.6)	(481,719)	(73,827)	(82.2)
Research and development	(241,270)	(12.6)	(272,343)	(19.0)	(154,775)	(23,720)	(26.4)
General and administrative	(178,371)	(9.3)	(100,896)	(7.0)	(136,581)	(20,932)	(23.3)
Impairment loss	—	—	(254,683)	(17.7)	(16,893)	(2,589)	(2.9)
Penalties	—	—	(30,000)	(2.1)	—	—	—
Loss from operations	(178,656)	(9.3)	(555,509)	(38.7)	(322,377)	(49,407)	(55.0)
Net interest income	5,037	0.3	5,100	0.4	(2,290)	(351)	(0.4)
Others, net	9,360	0.5	11,785	0.8	11,238	1,722	1.9
Loss before income tax	(164,259)	(8.5)	(538,624)	(37.5)	(313,429)	(48,036)	(53.5)
Income tax expenses/benefits	4,473	0.2	8,005	0.5	1,283	197	0.2
Net loss	(159,786)	(8.3)	(530,619)	(37.0)	(312,146)	(47,839)	(53.3)
Less: net income/(loss) attributable to noncontrolling interests	4,829	0.3	(78,859)	(5.5)	(7,999)	(1,226)	(1.4)
Net loss attributable to Jianpu’s shareholders	(164,615)	(8.6)	(451,760)	(31.5)	(304,147)	(46,613)	(51.9)

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Total revenues. Our total revenues decreased by 59.2% from RMB1,435.7 million in 2019 to RMB585.8 million (US$89.8 million) in 2020, primarily due to decreases in revenues both from recommendation services for loan and credit card products, and advertising and marketing services and other services.

●	Revenues from recommendation services decreased by 67.7% to RMB404.4 million (US$62.0 million) in 2020 from RMB1,252.3 million in 2019, due to decreases in revenues from recommendation services for both loan products and credit card products.

o

Revenues from recommendation services for credit cards decreased by 49.7% to RMB294.6 million (US$45.1 million) in 2020 from RMB586.0 million in 2019. Credit card volume for recommendation services in 2020 was approximately 2.8 million, representing a decrease of approximately 49.8% from that in 2019. The average fee per credit card for recommendation services was RMB106.8 (US$16.4) in 2020, which is stable from that of RMB106.5 in 2019.

o

Revenues from recommendation services for loans decreased by 83.5% to RMB109.8 million (US$16.8 million) in 2020 from RMB666.3 million in 2019, mainly due to the decrease in number of loan applications on our platform. The number of loan applications on our platform was approximately 7.0 million in 2020, representing a decrease of approximately 81.3% from that in 2019. The average fee per loan application decreased by 24.03% from RMB17.68 in 2019 to RMB13.43 (US$2.06) in 2020. Such changes were mainly attributable to the decrease of number of financial products available on our platform given the impact from COVID-19 pandemic, as well as credit tightening and change of industry dynamics. The recommendation revenue of loans generated from overseas markets accounted for 14.3% of total loan recommendation revenues in 2020.

●	Big data and system-based risk management services increased by 6.9% to RMB144.2 million (US$22.1 million) in 2020 from RMB134.9 million in 2019, mainly due to the increase in revenues from overseas markets and revenues from system-based solutions and services due to the acquisition of Newsky Wisdom in 2020.
●	Revenues from advertising, marketing and other services decreased by 23.3% to RMB37.2 million (US$5.7 million) in 2020 from RMB48.5 million in 2019, primarily due to a decrease in revenues from advertising and marketing services reflecting the impact from COVID-19 pandemic, partially offset by revenues from insurance brokerage services that started in 2020.

Cost of revenues. Our cost of revenues decreased by 11.8% to RMB118.2 million (US$18.1 million) in 2020 from RMB134.0 million in 2019. The decrease was primarily attributable to the decrease from RMB16.9 million in 2019 to RMB3.0 million (US$0.5 million) in 2020 in short message service fees, the decrease from RMB16.4 million in 2019 to RMB6.7 million (US$1.0 million) in 2020 in bandwidth and server hosting costs, and the decrease from RMB34.2 million in 2019 to RMB26.3 million (US$4.0 million) in 2020 in direct costs relating to advertising and marketing services revenue, partially offset by the increase from RMB32.0 million in 2019 to RMB52.7 million (US$8.1 million) in 2020 in data acquisition costs.

Gross profit. Our gross profit decreased by 64.1% to RMB467.6 million (US$71.7 million) in 2020 from RMB1,301.8 million in 2019. The decrease was primarily attributable to the decrease of our total revenues.

Sales and marketing expenses. Our sales and marketing expenses decreased by 59.8% to RMB481.7 million (US$73.8 million) in 2020 from RMB1,199.3million in 2019. The decrease was mainly due to the decrease from RMB590.2 million in 2019 to RMB224.0 million (US$34.3 million) in 2020 in rewards to business partners for promotion through the Social Media and Partner Program, and the decrease from RMB437.6 million in 2019 to RMB131.8 million (US$20.2 million) in 2020 in traffic acquisition cost.

Research and development expenses. Our research and development expenses decreased by 43.2% to RMB154.8 million (US$23.7 million) in 2020 from RMB272.3 million in 2019, primarily due to the decrease in payroll costs including share-based compensation expenses, from RMB225.7 million in 2019 to RMB137.2 million (US$21.0 million) in 2020, and the decrease in depreciation expenses, rental expenses and professional expenses from RMB34.5 million in 2019 to RMB12.1 million (US$1.9 million) in 2020.

General and administrative expenses. Our general and administrative expenses increased by 35.4% to RMB136.6 million (US$20.9 million) in 2020 from RMB100.9 million in 2019. The increase was mainly due to the increase in professional fees from RMB43.0 million in 2019 to RMB68.3 million (US$10.5 million) in 2020, and the change in share-based compensation expenses from negative RMB19.2 million in 2019 to negative RMB2.4 million (US$0.4 million) in 2020. The increase in share-based compensation expenses was mainly due to a larger amount reversal of share-based compensation expenses in 2019, partially offset by the decrease of the numbers of unamortized options granted in prior years and newly granted share options in 2020. We reversed share-based compensation expenses in both 2019 and 2020 related to the options granted in 2017 with a performance condition, because the modified performance condition became improbable.

Impairment loss and penalties. Our impairment loss and penalties in 2020 were RMB16.9 million (US$2.6 million) and nil, respectively, compared with RMB254.7 million and RMB30.0 million, respectively, in 2019. The impairment loss in 2020 was primarily due to the impairment of the goodwill and intangible assets of certain acquired subsidiaries, the operations of which were adversely affected by the COVID-19 pandemic.

Net loss. As a result of the foregoing, we had a net loss of RMB312.1 million (US$47.8 million) in 2020, compared with a net loss of RMB530.6 million in 2019.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Total revenues. Our total revenues decreased by 25.3% from RMB1,921.9 million in 2018 to RMB1,435.7 million in 2019, primarily due to decreases in revenues both from recommendation services for loan and credit card products and advertising and marketing services and other services.

●	Revenues from recommendation services decreased by 26.6% to RMB1,252.3 million in 2019 from RMB1,705.2 million in 2018, primarily due to a decrease in revenues from recommendation services for loan products.
o

Revenues from recommendation services for credit cards decreased by 15.0% to RMB586.0 million in 2019 from RMB689.8 million in 2018. Credit card volume for recommendation services in 2019 was approximately 5.5 million, representing a decrease of approximately 19.1% from that in 2018. The average fee per credit card for recommendation services increased to RMB106.45 in 2019 from RMB101.94 in 2018.

o

Revenues from recommendation services for loans decreased by 34.4% to RMB666.3 million in 2019 from RMB1,015.4 million in 2018, mainly due to the decrease in number of loan applications on our platform. The number of loan applications on our platform was approximately 37.7 million in 2019, representing a decrease of approximately 47.1% from that in 2018. The decrease was mainly attributable to the decrease of number of financial products available on our platform given the credit tightening and change of industry dynamics. The average fee per loan application increased to RMB17.68 in 2019 from RMB14.24 in 2018.

●	Big data and system-based risk management services increased by 26.5% to RMB134.9 million in 2019 from RMB106.6 million in 2018, mainly due to the expansion of our services.
●	Revenues from advertising, marketing and other services decreased by 55.9% to RMB48.5 million in 2019 from RMB110.1 million in 2018, primarily due to a decrease in revenues from advertising and marketing services

Cost of revenues. Our cost of revenues decreased by 31.1% to RMB134.0 million in 2019 from RMB194.5 million in 2018. The decrease was primarily attributable to the decrease from RMB106.9 million in 2018 to RMB34.2 million in 2019 in direct costs relating to advertising and marketing services revenue, partially offset by the increase from RMB22.8 million in 2018 to RMB32.0 million in 2019 in data acquisition costs and the increase from RMB9.5 million in 2018 to RMB15.5 million in 2019 in depreciation costs.

Gross profit and gross margin. Our gross profit decreased by 24.6% to RMB1,301.8 million in 2019 from RMB1,727.4 million in 2018. The decrease was primarily attributable to the decrease of our total revenues. Gross margin was 90.7% in 2019, compared with 89.9% in 2018.

Sales and marketing expenses. Our sales and marketing expenses decreased by 19.3% to RMB1,199.3 million in 2019 from RMB1,486.4 million in 2018. The decrease was mainly due to the decrease from RMB1,216.1 million in 2018 to RMB437.6 million in 2019 in traffic acquisition cost, and the decrease from RMB33.3 million in 2018 to RMB14.8 million in 2019 in call center outsourcing cost, partially offset by the growth from RMB85.4 million in 2018 to RMB590.2 million in 2019 in rewards to business partners for promotion through the Social Media and Partner Program.

Research and development expenses. Our research and development expenses increased by 12.8% to RMB272.3 million in 2019 from RMB241.3 million in 2018, primarily due to the increase from RMB190.6 million in 2018 to RMB209.6 million in 2019 in payroll costs mainly related to the hiring of new R&D staff in the first half of 2019.

General and administrative expenses. Our general and administrative expenses decreased by 43.4% to RMB100.9 million in 2019 from RMB178.4 million in 2018. The decrease was primarily due to a net impact of negative RMB79.6 million arising from the reversal of share-based compensation expenses related to the options granted in 2017 with a performance condition and the recognition of share-based compensation expenses for the modification of performance condition for the same awards in the fourth quarter of 2019. Such reversal and recognition were recorded, because the achievement of original performance condition became improbable and a modification was made consequently. Apart from the impact of share-based compensation, our general and administrative expenses increased by 78.7% in 2019 compared with that in 2018, which was mainly due to the increase in professional fees from RMB20.3 million in 2018 to RMB43.0 million in 2019, and the increase in allowance for doubtful accounts from RMB1.0 million in 2018 to RMB28.3 million in 2019.

Impairment loss and penalties. Our impairment loss and penalties in 2019 were RMB254.7 million and RMB30 million, respectively, compared with nil and nil, respectively, in 2018, primarily due to the impairment of the goodwill and intangible assets of an acquired subsidiary. The business of the subsidiary has been suspended and an investigation related to compliance of information collection or use was initiated in 2019. The investigation has concluded in 2021 and the subsidiary was imposed a fine, in relation to which, we recorded RMB30 million penalties in 2019.

Net loss. As a result of the foregoing, we had a net loss of RMB530.6 million in 2019, compared with a net loss of RMB159.8 million in 2018.

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in Note 3 to our consolidated financial statements included elsewhere in this annual report.

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(72,827)	(200,837)	(107,498)	(16,474)
Net cash used in investing activities	(323,438)	(47,457)	(91,265)	(13,987)
Net cash provided by/(used in) financing activities	60,399	(198,034)	98,597	15,110
Effect of exchange rate changes on cash and cash equivalents and restricted cash	62,056	9,709	(34,031)	(5,215)
Net decrease in cash and cash equivalents and restricted cash	(273,810)	(436,619)	(134,197)	(20,566)
Cash and cash equivalents and restricted cash at beginning of the year	1,543,811	1,270,001	833,382	127,721
Including:
Cash and cash equivalents at beginning of the year	1,543,811	1,270,001	694,910	106,500
Restricted cash at beginning of the year	—	—	138,472	21,221
Cash and cash equivalents and restricted cash at end of the year	1,270,001	833,382	699,185	107,155
Including:
Cash and cash equivalents at end of the year	1,270,001	694,910	549,979	84,288
Restricted cash at end of the year	—	138,472	149,206	22,867

We believe our current cash and cash equivalents will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. After our IPO, we generally enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

In utilizing the proceeds, we received from our IPO, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to applicable approval or registration requirements under PRC laws and regulations. For example:

●	capital contributions to our PRC subsidiaries are subject to registration with the SAMR or its local counterpart and registration with local bank authorized by SAFE; and
●	loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches.

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

Operating Activities

Net cash used in operating activities for the year ended December 31, 2020 was RMB107.5 million (US$16.5 million), as compared to net loss of RMB312.1 million (US$47.8million) for the same period. The principal changes in operating assets and liabilities were a decrease of RMB98.7 million(US$15.1million) in accounts receivable and a decrease of RMB61.8 million(US$9.5million) in prepayments and other current assets, partially offset by a decrease of RMB24.8 million(US$3.8million) in amount due to related party. The decrease in accounts receivable and prepayments were attributable to the optimization of collection and payment cycles. The principal non-cash items affecting the difference between our net loss and our net cash used in operating activities in 2020 were RMB18.6 million (US$2.9 million) of depreciation and amortization expenses, RMB16.9 million(US$2.6million) of impairment loss and RMB13.1 million(US$2.0million) of allowance for credit losses.

Net cash used in operating activities for the year ended December 31, 2019 was RMB200.8 million, as compared to net loss of RMB530.6 million for the same period. The principal non-cash items affecting the difference between our net loss and our net cash used in operating activities in 2019 were RMB254.7 million of impairment loss, RMB36.5 million of depreciation and amortization expenses, RMB28.3 million of allowance for doubtful accounts and partially offset by deferred income tax benefits of RMB16.8 million. The principal changes in operating assets and liabilities were a decrease of RMB71.7 million in advance from customers, a decrease of RMB38.4 million in amount due to related party, a decrease of RMB17.3 million in tax payable, partially offset by a decrease of RMB73.3 million in accounts receivable, an increase of RMB48.4 million in accrued expenses and other current liabilities and a decrease of RMB46.4 million in prepayments and other current assets. The decrease in advance from customers was attributable to the slowdown of loan business under the influence of industry volatility. The decrease in accounts receivable and prepayments were attributable to the optimization of collection and payment cycles.

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

Investing Activities

Net cash used in investing activities for the year ended December 31, 2020 was RMB91.3 million (US$14.0 million), including a transfer to restricted time deposits of RMB89.4 million (US$13.7 million), and a net inflow of RMB8.6 million (US$1.3 million) of short-term investments and restricted investment.

Net cash used in investing activities for the year ended December 31, 2019 was RMB47.5 million, including a net inflow of RMB42.8 million of short-term investments and restricted investment activities, a net outflow of RMB45.4 million of restricted time deposits, RMB24.6 million of payment for business combination and RMB16.4 million of payment for property and equipment.

Net cash used in investing activities for the year ended December 31, 2018 was RMB323.4 million including RMB142.4 million transferred to restricted time deposits, RMB109.6 million of payment for business combination, RMB41.8 million of payment for property and equipment, and RMB27.9 million of payment for long-term investments.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2020 was RMB98.6 million (US$15.1 million) , including a net cash inflow of RMB98.5 million (US$15.1 million) of incremental drawdown of short-term borrowings.

Net cash used in financing activities for the year ended December 31, 2019 was RMB198.0 million, including a net cash outflow of RMB70.0 million of short-term borrowing activities and RMB134.6 million of payment for share repurchase, partially offset by RMB10.0 million of proceeds from employees exercising stock options.

Net cash provided by financing activities for the year ended December 31, 2018 was RMB60.4 million including RMB130 million of proceeds from short-term borrowings, RMB70.1 million of payment for share repurchase and RMB0.5 million of proceeds from employees exercising stock options.

Capital Expenditures

Our capital expenditures are primarily incurred for purchases of intangible assets, property and equipment. Our capital expenditures were RMB41.8 million in 2018, RMB16.4 million in 2019 and RMB4.1 million (US$0.6 million) in 2020. We intend to fund our future capital expenditures with bank loans and operational cash inflows. We will continue to make capital expenditures to meet the needs of the expected growth of our business.

Holding Company Structure

Jianpu Technology Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and our variable interest entities in China. As a result, Jianpu Technology Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our variable interest entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, any of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our variable interest entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. For the years ended December 31, 2018, 2019 and 2020, profit appropriation to statutory surplus fund for our entities incorporated in the PRC was approximately nil, RMB1.9 million and nil respectively. No appropriation to other reserve funds was made for any of the periods presented. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development

See “Item 4. Information On the Company—B. Business Overview—Data and Technology.” and “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

			Less than
	Total		1 year		1-3 years		3-5 Years		More than 5 years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

	(in thousands)
Operating lease agreements	21,077	3,230	14,275	2,188	6,802	1,042	—	—	—	—
Total	21,077	3,230	14,275	2,188	6,802	1,042	—	—	—	—

Operating lease agreements represent leases for our office premises.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2020.

G.	Safe Harbor

See “Forward-Looking Statements” on page 3 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Daqing (David) Ye	48	Co-Founder, Chairman and Chief Executive Officer
Jiayan Lu	46	Co-Founder, Director and Chief Operating Officer
Caofeng Liu	38	Co-Founder, Director and Chief Technology Officer
Chenchao Zhuang	45	Co-Founder, Director
Yilü (Oscar) Chen	46	Director and Chief Financial Officer
James Qun Mi	54	Director
Denny Ting Bun Lee	53	Independent Director
Xiaoyan Zhang	45	Independent Director
Kuangyu (Jeff) Liao	61	Independent Director

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

Mr. Denny Ting Bun Lee has served as our independent director since November 2017. Mr. Lee has served as a director of NetEase, Inc., a leading internet and online game service provider in China listed on the Nasdaq Global Select Market, since 2002. He was the chief financial officer of NetEase, Inc. from 2002 to 2007. Prior to joining NetEase, Inc., Mr. Lee worked in the Hong Kong office of KPMG for more than ten years. Mr. Lee currently serves as an independent non-executive director and the chairman of the audit committees of the following companies: (1) New Oriental Education & Technology Group Inc., a provider of private education services in China listed on the New York Stock Exchange, (2) China Metal Resources Utilization Ltd., a company principally engaged in the manufacturing and sales of copper and related products in China listed on the main board of Hong Kong Stock Exchange, and (3) NIO Inc., a pioneer in China’s premium electric vehicle market listed on the New York Stock Exchange. He also used to serve as an independent non-executive director of Concord Medical Services Holdings Limited, a leading specialty hospital management solution provider and operator in China listed on the New York Stock Exchange, from which position he resigned in May 2021. Mr. Lee graduated from the Hong Kong Polytechnic University majoring in accounting and is a member of The Hong Kong Institute of Certified Public Accountants and The Chartered Association of Certified Accountants.

Dr. Xiaoyan Zhang has served as our independent director since February 2018. Dr. Zhang is currently Associate Dean and Xinyuan Chair Professor of Finance at the PBC School of Finance, Tsinghua University. Dr. Zhang’s research focuses on financial technology, international finance, empirical asset pricing and applied econometrics. Before she joined Tsinghua University, Dr. Zhang was the Duke Realty Chair Professor of Finance with tenure at the Krannert School of Management, Purdue University. Prior to joining Krannert faculty in 2010, Dr. Zhang was an assistant professor of finance at the Johnson School of Management at Cornell University from 2002 to 2010. In 2014, Dr. Zhang was named one of the “Top 40 under 40” Business School professors in the world. Dr. Zhang served as a member of the Issuance Examination Committee of China Securities Regulatory Commission. She also works as an independent director at Sinoma International Engineering Co., and ANZ Bank China. Dr. Zhang received her Bachelor Degree in international economics from Peking University, and her Doctoral Degree of Philosophy in Finance from Columbia Business School.

Mr. Kuangyu (Jeff) Liao has served as our independent director since November 2018. Mr. Liao has 30 years of experience in operations and senior management across online payments, e-Commerce, and consumer finance in Greater China. He served as the head of Apple Pay Asia from November 2014 to March 2018. In the ten years before he joined Apple Pay Asia, Mr. Liao held several senior executive positions at global technology companies, including head of Visa China, CEO of eBay Greater China, head of PayPal China and general manager at Standard Chartered Consumer Bank China. Prior to that, he also held key posts at GE Capital, Citicorp and American Express in Hong Kong and Taiwan. Currently, Mr. Liao serves as an independent director of Zizaike.com, a privately held company that operates an online marketplace for hospitality service. Mr. Liao received a bachelor’s degree in chemical engineering from Tsing Hua University (Taiwan) in 1982 and graduate study in material science from San Jose State University in 1987.

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

For the year ended December 31, 2020, we paid an aggregate of approximately RMB8.2 million (US$1.3 million) in cash and benefits to our executive officers. We do not pay our non-executive directors. For share incentive grants to our officers and directors, see “—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

In October 2017, our board of directors approved the 2017 Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2017 Share Incentive Plan, or the 2017 Plan, the maximum number of shares available for issuance shall be 2% of the total number of shares issued and outstanding as of the closing of our IPO, plus an annual increase on the first day of each of the first five fiscal years of the Company during the term of the 2017 Plan commencing with the fiscal year beginning January 1, 2018, by an amount equal to 2% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year (excluding issued shares reserved for future option exercise and restricted share unit vesting), and an annual increase on the first day of each of the next five fiscal years of the Company during the term of the 2017 Plan commencing with the fiscal year beginning January 1, 2023, by an amount equal to 1.5% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year (excluding issued shares reserved for future option exercise and restricted share unit vesting)

We assumed all outstanding share incentive awards issued under the RONG360 2012 Plan and administered the assumed awards pursuant to the Global Share Plan. As of August 31, 2020, a total of 23,474,169 awards (8,995,230 of which are exercisable), including the share awards succeeding from the RONG360 2012 Share Plan, has been granted under the Global Share Plan to our directors, employees and other eligible persons, and a total of 29,808 ,422 awards (12,024,416 of which are exercisable) has been granted under the 2017 Share Incentive Plan to our directors, management executives and employees.

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

The following table summarizes, as of August 31, 2021, the outstanding options that were granted to our directors, executive officers and other grantees in the aggregate under the Global Share Plan and the 2017 Plan:

	Ordinary Shares
	Underlying
	Outstanding	Exercise Price
Name	Options	(US$/Share)	Grant Date	Expiration Date
Daqing (David) Ye	*	0.01	December 2017 and December 2019	December 2027 and December 2029
Jiayan Lu	*	0.01	December 2017 and December 2019	December 2027 and December 2029
Caofeng Liu	*	0.01	December 2017 and December 2019	December 2027 and December 2029
Yilü (Oscar) Chen	*	0.01-0.21	April and December 2017 and December 2019	April and December 2027 and December 2029
Denny Lee	*	0.01	November 2017 and December 2019	November 2027 and December 2029
Xiaoyan Zhang	*	0.01	February 2018 and December 2019	February 2028 and December 2029
Kuang-Yu (Jeff) Liao	*	0.01	November 2018 and December 2019	November 2028 and December 2029
Other grantees	18,767,438	0.00035-0.80	February 2013 to December 2019	October 2021 to December 2029
Total	28,475,356
*	Less than one percent of our total outstanding shares.
C.	Board Practices

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

Audit Committee. Our audit committee consists of Denny Lee, Xiaoyan Zhang and Kuang-Yu (Jeff) Liao, and is chaired by Mr. Lee. Mr. Lee, Ms. Zhang and Mr. Liao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Lee qualifies as an “audit committee financial expert” as set forth under the applicable rules of the SEC. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;
●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
●	discussing the annual audited financial statements with management and the independent registered public accounting firm;
●	reviewing major issues as to the adequacy of our internal control and any special audit steps adopted in light of material control deficiencies;
●	annually reviewing and reassessing the adequacy of our audit committee charter;
●	meeting separately and periodically with management and the independent registered public accounting firm; and
●	reporting regularly to the board.

Compensation Committee. Our compensation committee consists of Xiaoyan Zhang, Denny Lee and Kuang-Yu (Jeff) Liao, and is chaired by Ms. Zhang. Ms. Zhang and Mr. Lee and Mr. Liao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing the total compensation package for our executive officers and making recommendations to the board with respect to it;

●	reviewing the compensation of our non-employee directors and making recommendations to the board with respect to it; and
●	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Nominating Committee. Our nominating committee consists of Kuang-Yu (Jeff) Liao, Denny Lee and Xiaoyan Zhang, and is chaired by Mr. Liao. Mr. Liao, Ms. Zhang and Mr. Lee satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;
●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating committee itself; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

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

We had 1,109, 839 and 696 employees as of December 31, 2018, 2019 and 2020, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2018, 2019 2020:

	As of December 31,
Function:	2018	2019	2020
Sales and marketing	366	252	282
Research and development	532	415	287
Operations	115	103	50
General administration	96	69	77
Total	1,109	839	696

As of December 31, 2020, we had 579 employees in Beijing, 26 employees in Shanghai, 9 employees in Shenzhen, and another 82 employees in various other places in China.

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

We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes. None of our employees are represented by labor unions.

E.	Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares on an as-converted basis as of August 31, 2021 for:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own 5% or more of our ordinary shares.

The calculations in the table below are based on 423,627,480 ordinary shares outstanding as of August 31, 2021, including (i) 327,155,685 Class A ordinary shares; and (ii) 96,471,795 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A	Class B	Total ordinary	% of total	% of
	ordinary	ordinary	shares on an as	ordinary	aggregate
	shares	shares	converted basis	shares	voting power
Directors and Executive Officers: **
Daqing (David) Ye(1)	6,290,207	29,254,625	35,544,832	8.4	23.1
Jiayan Lu (2)	2,290,207	28,738,439	31,028,646	7.3	22.4
Caofeng Liu (3)	2,125,087	11,377,901	13,502,988	3.2	9.0
Chenchao Zhuang (4)	13,875,000	27,100,830	40,975,830	9.7	22.1
Yilü (Oscar) Chen (5)	5,290,206	—	5,290,206	1.2	0.4
James Qun Mi (6)	46,220,160	—	46,220,160	10.9	3.6
Denny Ting Bun Lee (7)	*	—	*	*	*
Xiaoyan Zhang	*	—	*	*	*
Kuangyu (Jeff) Liao(8)	*	—	*	*	*
All directors and executive officers as a group	76,469,305	96,471,795	172,941,100	40.0	80.1
Principal Shareholders:
JYLu Holdings Ltd.(2)	—	28,738,439	28,738,439	6.8	22.2
Sun Flower Information Technology Ltd. (4)	2,125,000	27,100,830	29,225,830	6.9	21.1
Investment funds affiliated with Sequoia (9)	62,337,346	—	62,337,346	14.7	4.8
Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. (6)	46,220,160	—	46,220,160	10.9	3.6
Sailing Capital Overseas Investments Fund, LP (10)	32,711,304	—	32,711,304	7.7	2.5
Morgan Stanley(11)	27,340,340	—	27,340,340	6.5	2.1
Article Light Limited (12)	26,536,229	—	26,536,229	6.3	2.1
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

*	Less than 1% of our total outstanding shares.
**	Except as indicated otherwise below, the business address of our directors and executive officers is 21/F Internet Finance Center, Danling Street, Beijing, People’s Republic of China.
(1)	Represents (i) 1,035,720 Class A ordinary shares in the form of ADSs and (ii) 17,663,915 Class B ordinary shares held by LEFT BK Holdings Ltd., (iii) 4,000,000 Class A ordinary shares and (iv) 11,590,710 Class B ordinary shares held by Mount Bonnell Limited, and (v) 1,254,487 Class A ordinary shares issuable upon exercise of options and vesting of restricted shares within 60 days after the date of August 31, 2021. LEFT BK Holdings Ltd. is a British Virgin Islands company wholly owned by Mr. Daqing Ye. Mount Bonnell Limited is a British Virgin Islands company wholly owned by Ms. Dawei Huang, who is Mr. Ye’s wife. The registered office of each of these entities is at Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(2)	Represents (i) 1,035,720 Class A ordinary shares in the form of ADSs and (ii) 28,738,439 Class B ordinary shares held by JYLu Holding Ltd. and (iii) 1,254,487 Class A ordinary shares issuable upon exercise of options and vesting of restricted shares within 60 days after the date of August 31, 2021. JYLu Holding Ltd. is a British Virgin Islands company wholly owned by Mr. Jiayan Lu with its registered office at Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.
(3)	Represents (i) 870,600 Class A ordinary shares in the form of ADSs, (ii) 11,377,901 Class B ordinary shares held by CFLIU Holdings Ltd. and (iii) 1,254,487 Class A ordinary shares issuable upon exercise of options and vesting of restricted shares within 60 days after the date of August 31, 2021. CFLIU Holdings Ltd. is a British Virgin Islands company wholly owned by Mr. Caofeng Liu with its registered office at Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.
(4)	Represents (i) 27,100,830 Class B ordinary shares and (ii) 2,125,000 Class A ordinary shares held by Sun Flower Information Technology Ltd., a British Virgin Islands company wholly owned by the family of Mr. Chenchao Zhuang, and (iii) 11,750,000 Class A ordinary shares held by Lucky Fish Information Technology Limited, a British Virgin Islands company wholly owned by the family of Mr. Chenchao Zhuang. The registered office of each of these entities is at Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. The Business address of Mr. Zhuang is A-901, PingAn International Financial Centre, Chaoyang District, Beijing 100027
(5)	Represents (i) 1,035,720 Class A ordinary shares in the form of ADSs held by Maple Evergreen Limited and (ii) 4,254,486 Class A ordinary shares issuable upon exercise of options and vesting of restricted shares within 60 days after the date of August 31, 2021. Maple Evergreen Limited is a British Virgin Islands company wholly owned by Mr. Yilü (Oscar) Chen with its registered office at Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.
(6)	Represents (i) 40,659,873 Class A ordinary shares held by Lightspeed China Partners I, L.P. and (ii) 5,560,287 Class A ordinary shares held by Lightspeed China Partners I-A, L.P. The voting and dispositive power over the ordinary shares held by Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. is controlled by their general partner, Lightspeed China Partners I GP, LLC. Mr. James Qun Mi and Mr. Ronald Cao are the managing directors of Lightspeed China Partners I GP, LLC and together hold all shareholder voting rights in Lightspeed China Partners I GP, LLC. Mr. Mi disclaims beneficial ownership of the shares held by Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P., except to the extent of his pecuniary interests therein. The business address of Mr. Mi is Suite 2105, Platinum Building, 233 Tai Cang Road, Huangpu District, Shanghai 200020.
(7)	The business address of Mr. Denny Lee is No. 4 Dianthus Road, Yau Yatchuen, Kowloon, Hong Kong.
(8)	The business address of Mr. Kuang-Yu (Jeff) Liao is 9/F, No. 8, Neihu Road, Sec 2, Lane 103, Taipei, Taiwan.
(9)	Represents (i) 55,952,470 Class A ordinary shares held by Sequoia Capital CV IV Holdco, Ltd., and (ii) 6,384,876 Class A ordinary shares held by Sequoia Capital China GF Holdco III-A, Ltd. Sequoia Capital CV IV Holdco, Ltd. is an exempted company with limited liability incorporated under the laws of the Cayman Islands that is wholly owned by Sequoia Capital CV IV Senior Holdco, Ltd., which is wholly owned by Sequoia Capital China Venture Fund IV, L.P., whose general partner is SC China Venture IV Management, L.P. Sequoia Capital China GF Holdco III-A, Ltd. is an exempted company with limited liability incorporated under the laws of the Cayman Islands that is wholly owned by Sequoia Capital China Growth Fund III, L.P., whose general partner is SC China Growth III Management, L.P. SC China Holding Limited acts as the general partner of each of SC China Venture IV Management, L.P. and SC China Growth III Management, L.P. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, whose sole owner and sole director is Nan Peng Shen. The business address of each of Sequoia Capital CV IV Holdco, Ltd. and Sequoia Capital China GF Holdco III-A, Ltd. is c/o Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 268, Grand Cayman, KY1-1111, Cayman Islands.

(10)	Represents (i) 29,661,224 Class A ordinary shares held by Torch International Investment Ltd., (ii) 2,737,580 Class A ordinary shares held by Rosy Parade Limited, and (iii) 312,500 Class A ordinary shares held by MJM International Limited. Torch International Ltd. is a direct and controlled subsidiary of Sailing Capital Overseas Investments Fund, LP, a Cayman Islands limited partnership. MJM International Limited and Rosy Parade Limited are affiliates of Torch International Ltd. Because of Sailing Capital Overseas Investments Fund, LP’s relationship with Torch International Investment Ltd., Rosy Parade Limited and MJM International Limited, Sailing Capital Overseas Investments Fund, LP may be deemed to have beneficial ownership of the Class A ordinary shares directly held by Torch International Investment Ltd., Rosy Parade Limited and MJM International Limited. None of Torch International Investment Ltd., Rosy Parade Limited or MJM International Limited has the power to direct Sailing Capital Overseas Investments Fund, LP to vote or dispose of the Class A ordinary shares. James Xiao Dong Liu functions as the general partner of Sailing Capital Overseas Investments Fund, LP. The business address of Sailing Capital Overseas Investments Fund, LP is Unit 2006-08, Harbour Centre, 25 Harbour Road, Wan Chai, Hong Kong.
(11)	Based on a Form 13F filed by Morgan Stanley on August 23, 2021. Represents 27,340,340 Class A ordinary shares owned, or may be deemed to be beneficially owned, by Morgan Stanley Capital Services LLC, a wholly-owned subsidiary of Morgan Stanley. The business address of each of Morgan Stanley and Morgan Stanley Capital Services LLC is 1585 Broadway New York, NY 10036, USA.
(12)	Represents 26,536,229 Class A ordinary shares held by Article Light Limited, a British Virgin Islands limited company with registered address at Ritter House Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. Article Light Limited is controlled by Yunfeng Fund II, L.P., the controlling person of which is Mr. Yu Feng. The business address of Mr. Yu Feng is Suite 3206, One Exchange Square, 8 Connaught Place, Central, Hong Kong.

To our knowledge, as of August 31, 2021 197,976,610 of our ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

RONG360 provided us with support for the employees, business contracts and other business resources relating to our current business operations during the transitional period. Furthermore, before the registration procedure of the title transfer of all intellectual property rights relating to our business from RONG360 to us is completed, RONG360 grants us a license to use these rights.

Related Party Transactions

For the year ended December 31, 2020, we generated revenues in the total amount of RMB4.8 million for the recommendation services to RONG360, RMB3.6 million for the big data and system-based risk management services to RONG360, and charged administrative expenses of RMB2.0 million to RONG360, including expenses related to operational, administrative, human resources, legal, accounting and internal control.

For the year ended December 31, 2020, RONG360 charged us RMB0.2 million for sales and marketing expenses and RMB1.5 million for research and development expense including expenses related to system development.

As of December 31, 2020, the balance decrease to RMB0.5 million, which reflected the aforementioned related party transactions and related settlement between RONG360 and us, as well as various operational payments made by RONG360 was RMB0.5 million.

Another related party, in which we invested and owned 15% preference shares, charged us data acquisition cost for the service delivered in 2020.

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

Legal Proceedings

We are subject to legal proceedings and claims in our ordinary course of business from time to time. On October 25, 2018, a putative securities class action was filed against us, certain of our directors and officers, and others in the U.S. District Court for the Southern District of New York: Panther Partners Inc., v. Jianpu Technology Inc. et al. (Case No. 18-cv-09848). The plaintiffs in the case allege, in sum and substance, that certain disclosures and statements made by our company in connection with our initial public offering contained material misstatements and omissions in violation of the Securities Act of 1933. On September 27, 2020, the Court denied the defendants’ motion to dismiss. By letter dated August 21, 2021, the parties notified the court that they have reached an agreement-in-principle to settle this action, subject to, among other items, definitive documentation and the Court’s approval. There is no guarantee that the Court will approve the settlement. If the settlement fails and the litigation continues, we are unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of this lawsuit. We expect the settlement amount, subject to approval by the Court and the insurers’ assessment, to be covered by directors and officers liability insurance.

On February 17, 2021, another putative securities class action was filed against us and certain of our officers in the U.S. District Court for the Southern District of New York: Guttentag v. Jianpu Technology Inc. et al. (Case No. 21-cv-01419). The plaintiffs in the case allege, in sum and substance, that certain of our company’s disclosures since the first quarter of 2018 contained material misstatements and omissions in violation of the Securities Exchange Act of 1934. On July 20, 2021, Plaintiffs filed an amended class action complaint. On September 3, 2021, we filed a motion to dismiss. Briefing on the motion is expected to be completed in November 2021. This case remains in its preliminary stages, and we cannot predict the timing, outcome or consequences of this class action. We intend to defend against this action vigorously.

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

The Review has been completed. The Review entailed procedures that the Audit Committee and the above-mentioned professional advisers, in their professional judgment, considered necessary and sufficient to investigate the issues, including, but not limited to, review of documents and data from multiple company employees (such as review of emails and other electronic files and communications); interviews of company employees and relevant third parties; and analysis and testing of our relevant transactions, and books and records. We cooperated with the Review.

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

Financial Impact Assessment

The total amount of overstated revenue for the year ended December 31, 2018 as previously reported on Form 20-F was RMB90 million, and for the year ended December 31, 2019 as previously furnished to the SEC on Form 6-K was RMB164 million, representing approximately 4.5% and 10.1% of the total revenue previously reported by us for such years, respectively, and the adjustment to overstated cost and expenses together with the reserve for potential credit loss was approximately RMB90 million and RMB130 million for the fiscal years of 2018 and 2019, respectively, resulting in a minimal net profit impact for the fiscal year 2018 and an RMB34 million increase in net loss for the fiscal year 2019.

Our consolidated financial statements for fiscal year 2018 has been restated accordingly; the previously issued audited financial statements for the fiscal year 2018 and the auditor’s report on Form 20-F filed on April 23, 2019 can no longer be relied upon. The restated consolidated financial statement is included elsewhere in this annual report.

Remedial Measures in Response to Review

We, with input from the Audit Committee and the above-described professional advisers, have prepared a remediation plan in response to the Review, including but not limited to (i) disciplinary actions, including termination of employment, against employees found to have engaged in misconduct, (ii) termination of cooperation with high-risk third-party agencies, (iii) adjustment of our internal structure and reporting lines where appropriate, (iv) enhancement of our internal policies and controls (including the identification and remediation of potential material weaknesses and control deficiencies), as well as financial reporting function, and (v) conducted follow-on reviews of additional business units that may share similar internal controls vulnerabilities as those identified in the Credit Card BU and took further remedial actions as necessary and appropriate; (vi) conducting additional training for our employees regarding the issues implicated in the Review findings. We are in the process of implementing the remediation plan.

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

The following are summaries of material provisions of our memorandum and articles of association and the Companies Act as they relate to the material terms of our shares.

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

Exempted Company

We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary resident company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
●	an exempted company is not required to open its register of members for inspection;
●	an exempted company does not have to hold an annual general meeting;
●	an exempted company may issue no par value, negotiable or bearer shares;
●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years or 30 years in the first instance);
●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	an exempted company may register as an exempted limited duration company; and
●	an exempted company may register as a segregated portfolio company.

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

Register of Members

Under Cayman Islands law, we must keep a register of members and there must be entered therein:

●	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;
●	the date on which the name of any person was entered on the register as a member; and
●	the date on which any person ceased to be a member.

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

Conversion

Each Class B ordinary share is convertible into one (1) Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a founder to any person who is not a founder affiliate of such founder, or upon a change of ultimate beneficial ownership of any Class B ordinary share from a founder to any person who is not a founder affiliate of such founder, such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share. In addition, if shares beneficially owned by the founders collectively account for less than five percent (5%) of the issued shares in the capital of the Company, then each Class B ordinary share shall automatically be re-designated into one Class A ordinary share, and no Class B ordinary shares shall be issued by the Company thereafter. When a founder ceases to be a director or an executive officer of the Company, each Class B ordinary share beneficially owned by such founder shall automatically be re-designated into one Class A ordinary share.

Voting Rights

Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our company. Each holder of Class A ordinary shares is entitled to one (1) vote per share and each holder of our Class B ordinary shares is entitled to ten (10) votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, which can be an annual general meeting or a special meeting of shareholders. A special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

General Meetings and Shareholder Proposals

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by rules of the NYSE. Neither Cayman Islands law nor the exchange-mandated meeting require annual election of directors.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow our shareholders holding not less than one-third of all notes attaching to all issued and outstanding shares to requisition a special meeting of the shareholders, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid-up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;
●	the ordinary shares transferred are fully paid or free of any lien in favor of us; or
●	such lesser sum as the directors may from time to time require, is paid to the company thereof.

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

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors and agree with the shareholder, or are otherwise authorized by our memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or one of the share premium account, or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or, if so authorized by its articles of association, out of capital if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid-up, (b) if such redemption or repurchase would result in there being no shares outstanding other than shares held as treasury shares, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Changes in Capital

Our shareholders may from time to time by ordinary resolutions:

●	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution prescribes;
●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
●	convert all or any of our paid-up shares into stock and reconvert that stock into paid-up shares of any denomination;
●	sub-divide our existing shares, or any of them into shares of a smaller amount than that fixed by our memorandum of association; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share will be the same as it was in case of the share from which the reduced share is derived; or
●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

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

See “Item 4. Information on the Company—B. Business Overview—Regulations Related to Foreign Exchange.”

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift and alternative minimum tax considerations, the 3.8% Medicare tax on certain net investment income, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	persons liable for alternative minimum tax;
●	holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own 10% or more of our stock (by vote or value); or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

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

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

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

Although the law in this regard is not entirely clear, we treat our consolidated variable interest entities as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with these entities. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of such consolidated variable interest entities for U.S. federal income tax purposes, it increase the likelihood that we will be classified as a PFIC for the taxable year ended December 31, 2020 and any subsequent taxable year.

Based upon our current and projected income and assets, (including goodwill) and the market price of our ADSs and Class A ordinary shares, we believe we will technically be classified as a PFIC for the taxable year ended December 31, 2020. Depending upon the composition of our income and assets and the market price of our ADSs and Class A ordinary shares during 2021 and subsequent taxable years, we could continue to be classified as a PFIC for 2021 and subsequent taxable years if we are classified as a PFIC for 2020. Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which may increase the likelihood of us becoming classified as a PFIC for the current or subsequent taxable years. Accordingly, U.S. Holders of our ADSs or Class A ordinary shares should be willing to assume the risks of investing in a PFIC.

If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, the PFIC rules discussed below under “Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

Dividends

As noted above, we are likely to be classified as a PFIC for 2020 and 2021. Accordingly, the most likely treatment of a U.S. Holder is set forth below in “Passive Foreign Investment Company Rules.” If we were not a PFIC, the following rules would apply. Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or Class A ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, (3) certain holding period requirements are met, and (4) such non-corporate U.S. Holders are not under an obligation to make related payments with respect to positions in substantially similar or related property. For this purpose, ADSs listed on the NYSE will generally be considered to be readily tradable on an established securities market in the United States. Although the law in this regard is not entirely clear, since we do not expect our Class A ordinary shares will be listed on any securities market, we do not believe that Class A ordinary shares that are not represented by ADSs will generally be considered to be readily tradable on an established securities market in the United States. Moreover, as discussed above, we believe we will technically be classified as a PFIC for the taxable year ended December 31, 2020. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or Class A ordinary shares.

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

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or Class A ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;
●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and
●	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December  2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

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

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

●	Fees for the transfer and registration of Class A ordinary shares charged by the registrar and transfer agent for the Class A ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of Class A ordinary shares).
●	Expenses incurred for converting foreign currency into U.S. dollars.
●	Expenses for cable, telex and fax transmissions and for delivery of securities.
●	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when Class A ordinary shares are deposited or withdrawn from deposit).

●	Fees and expenses incurred in connection with the delivery or servicing of Class A ordinary shares on deposit.
●	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, deposited securities, ADSs and ADRs.
●	Any applicable fees and penalties thereon.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2020, we received approximately US$4.7 million of such reimbursement from the depositary.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act as of the end of the period covered by this annual report. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that we did not maintain effective disclosure controls and procedures as of December 31, 2020, because of the material weaknesses in our internal control over financial reporting described below under “Management’s Annual Report on Internal Control over Financial Reporting”. Our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.

Notwithstanding management’s assessment that we did not maintain effective internal control over financial reporting as of December 31, 2020 due to the material weaknesses described below, we believe that the consolidated financial statements included in this annual report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2020 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under Internal Control-Integrated Framework (2013), due to the material weaknesses described below, our management concluded that, as of December 31, 2020, we did not maintain effective internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

As we previously reported, we identified the following three material weaknesses that continue to exist as of December 31, 2020. Since the identification of these material weaknesses, our management has continued to implement a number of remedial measures to address this material weakness. As defined in the standards established by the U.S. PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

One material weakness identified relates to our failure to design and implement effective controls with a sufficient level of precision to prevent and detect misstatements related to our credit card related business. Specifically, the material weakness is a combination of control deficiencies, including: (i) lack of continuous and effective risk assessment and monitoring procedures on changes of credit card related business, especially the increased proportion contributed by third-party agents (including both upstream agents and downstream suppliers); (ii) inadequate review over engaging of third-party agents, and lack of effective acceptance procedures such as background information inspection to identify relationship between upstream agents and downstream suppliers and assess the qualification of these upstream agents and downstream suppliers; (iii) failure to properly preserve certain original transaction data and effectively perform reconciliation with financial information; (iv) lack of sufficient segregation of duties at certain control activities level; and (v) lack of effective review and analysis of business information to assess the impact on financial reporting. This material weakness has resulted in overstated revenue, cost and expenses in our financial statements for the years ended 2018 and 2019.

We have implemented and are continuing to implement a number of remedial measures to address this material weakness:

i.	we have performed and are continuing to strengthen risk assessment and monitoring on changes of business model, including performing a timely and effective assessment of the impact of business development on financial reporting through increasing the frequency of communication among the business units, the finance team and senior management;
ii.	we have established a policy that provides comprehensive risk assessment procedures when engaging third-party business partners, including review processes for the acceptance and approval of third-party business partners taking into account their backgrounds as well as the substance and reasonableness of the cooperation arrangements;
iii.	we have improved ethics and compliance policies, and developed enforcement measures for violations, including strengthening the function of the compliance and supervision departments, establishing enhanced fraud reporting system and strengthening ethics and compliance training to educate all relevant personnel;
iv.	we have implemented and will continue to enhance effective communication and cooperation mechanisms between the business units and the finance team to facilitate updates of any changes in business in a timely manner;
v.	we have improved the information system by implementing system functionality related to the credit card business including standardizing data and file preservation;
vi.	we have implemented and are continuing to perform risk assessment of different business models when setting up staff positions and formulating job responsibilities, and are continuing to ensure appropriate design and implementation of segregation of duties; and
vii.	we are in the process of strengthening relevant trainings for financial reporting and other relevant staff, improving review procedures of financial reporting, including performing analytical review at the financial statement level through risk assessment by business model and concentration analysis based on different downstream supplier and contract models.

A second material weakness identified relates to our failure to design, with a sufficient level of precision, and implement controls related to pre-approval and complete and accurate disclosures of related party transactions effectively, which resulted in inaccurate disclosures of certain related party transactions in 2018 and could have a material effect on our financial statements.

We have implemented and are continuing to implement a number of remedial measures to address this material weakness:

i.	we have enhanced our related party policies, especially to specify approval mechanism to ensure the appropriate authorization and approval of related party transactions;
ii.	we have improved procedures of identification of related parties and established a mechanism for the update and periodic review to ensure the completeness of the related party list;
iii.	we have strengthened and are continuing to perform review of related party transactions by competent personnel at a sufficient level of precision to ensure the accuracy and completeness of disclosures of related party transactions; and
iv.	we have performed relevant trainings on our related party policies for core business personnel.

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

We have implemented and will continue to implement a number of remedial measures to address this material weakness:

i.	we have formed our U.S. GAAP reporting and internal control teams with qualified accounting and reporting personnel who have appropriate knowledge and experience of U.S. GAAP and SEC reporting requirements;
ii.	we have improved and will continue to enhance standardized financial closing and reporting procedures, including review of the appropriateness of accounting treatment for non-recurring or complex transactions;
iii.	we are in the process of establishing clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues; and
iv.	we are in the process of implementing an ongoing training program to provide sufficient and appropriate trainings for our financial reporting and accounting staff, especially trainings related to U.S. GAAP and SEC reporting requirements.

We cannot assure you that we will be able to continuously implement these measures to effectively remediate our material weaknesses, or that we will not identify any additional material weaknesses in the future. For risks and uncertainties related to our internal control, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Audit Committee Independent Review, Restatement of Our Consolidated Financial Statements, Internal Controls and Related Matters—We identified three material weaknesses in our internal controls over financial reporting that were previously reported and continue to exist as of December 31, 2020, and if we fail to establish and maintain effective internal controls, our ability to report our financial results accurately or to prevent fraud may be adversely affected, and investor confidence and the market price of the ADSs may be adversely affected.”

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

Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2020.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by PricewaterhouseCoopers Zhong Tian LLP and its affiliates, our principal auditor or accountant for 2019 and 2020. We did not pay any other fees to our principal auditor during the periods indicated below.

	Year Ended December 31,
	2019	2020

	(in US$thousands)
Audit fees(1)	2,336	1,839

Notes:

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

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

On February 22, 2019, our board of directors authorized a new share repurchase program, under which we may repurchase up to US$10 million of our ADSs during the following twelve-month period from February 23, 2019 through February 22, 2020. The new share repurchase program was publicly announced on February 25, 2019. As of August 30, 2019, we had repurchased 2,143,154 of our outstanding ADSs for an aggregate purchase price of approximately US$10 million under the program, and the new share repurchase program closed.

We currently have no repurchase program in place.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Section 303A.01 of the NYSE Listed Company Manual requires a listed company to have a majority of independent directors. Section 303A.12(a) of the NYSE Listed Company Manual requires each listed company’s chief executive officer to certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. We currently follow our home country practice in lieu of these requirements. We may also continue to rely on these and other exemptions available to foreign private issuers in the future. As a result, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our ADS— We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

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

2.4	Description of Securities (incorporated herein by reference to Exhibit 2.4 to the Form 20-F filed on April 30, 2021 (File No. 001-38278))
4.1	Form of Global Share Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))
4.2	Form of 2017 Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))
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

Exhibit Number	Description of Document
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

8.1*	Principal subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Fangda Partners
15.2*	Consent of Pricewaterhousecoopers Zhong Tian LLP
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Jianpu Technology Inc.

	By:	/s/ Daqing (David) Ye
	Name:	Daqing (David) Ye
	Title:	Chief Executive Officer

Date: October 29, 2021

JIANPU TECHNOLOGY INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Jianpu Technology Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jianpu Technology Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

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

/s/PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
October 29, 2021

We have served as the Company’s or its predecessor’s auditor since 2016.

JIANPU TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
			Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents	694,910	549,979	84,288
Restricted cash, time deposits and investment	249,770	391,425	59,989
Short-term investment	—	20,000	3,065
Accounts receivable, net (including amounts billed through RONG360 Inc. (“RONG360”) of RMB3,549 and nil as of December 31, 2019 and 2020, respectively)	345,525	240,124	36,801
Amount due from related parties	7,082	872	134
Prepayments and other current assets	118,423	66,295	10,160
Total current assets	1,415,710	1,268,695	194,437
Non-current assets:
Property and equipment, net	36,686	18,114	2,776
Intangible assets, net	27,061	25,172	3,858
Goodwill	12,697	10,236	1,569
Restricted cash, time deposits and investment	124,407	34,581	5,300
Other non-current assets	45,160	46,936	7,193
Total non-current assets	246,011	135,039	20,696
Total assets	1,661,721	1,403,734	215,133
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	60,000	158,477	24,288
Accounts payable (including amounts of the consolidated variable interest entities (“VIEs”) of RMB16,720 and RMB17,409 as of December 31, 2019 and 2020, respectively. Note 1(f))	184,318	185,904	28,491
Advances from customers (including amounts of the consolidated VIEs of RMB164 and RMB3,845 as of December 31, 2019 and 2020, respectively. Note 1(f))	44,000	54,275	8,318
Tax payable (including amounts of the consolidated VIEs of RMB19,205 and RMB19,315 as of December 31, 2019 and 2020, respectively. Note 1(f))	22,168	24,059	3,687
Amount due to related parties	34,310	9,495	1,455
Accrued expenses and other current liabilities (including amounts of the consolidated VIEs of RMB135,883 and RMB127,512 as of December 31, 2019 and 2020, respectively. Note 1(f))	224,018	220,866	33,849
Total current liabilities	568,814	653,076	100,088
Non-current liabilities:
Deferred tax liabilities	5,801	5,146	789
Other non-current liabilities(including amounts of the consolidated VIEs of RMB408 and nil as of December 31, 2019 and 2020, respectively. Note 1(f))	15,145	19,874	3,046
Total non-current liabilities	20,946	25,020	3,835
Total liabilities	589,760	678,096	103,923
Commitments and contingencies (Note 23)
Mezzanine equity:
Redeemable noncontrolling interest	5,556	1,455	223
Shareholders’ equity:
Ordinary shares: US$0.0001 par value, 430,463,797 shares (including 333,992,002 Class A ordinary shares, and 96,471,795 Class B ordinary shares) issued and 422,683,735 shares (including 326,211,940 Class A ordinary shares, and 96,471,795 Class B ordinary shares) outstanding as of December 31, 2019, and 430,463,797 shares (including 333,992,002 Class A ordinary shares, and 96,471,795 Class B ordinary shares) issued and 423,627,480 shares (including 327,155,685 Class A ordinary shares, and 96,471,795 Class B ordinary shares) outstanding as of December 31, 2020, respectively.	286	286	44
Treasury stock, at cost (7,780,062 and 6,836,317 shares held as of December 31, 2019 and 2020, respectively)	(102,222)	(88,855)	(13,618)
Additional paid-in capital	1,902,105	1,885,951	289,035
Accumulated losses	(792,985)	(1,099,934)	(168,572)
Statutory reserves	1,900	1,900	291
Accumulated other comprehensive income	52,308	1,002	154
Total Jianpu’s shareholders’ equity	1,061,392	700,350	107,334
Noncontrolling interests	5,013	23,833	3,653
Total shareholders’ equity	1,066,405	724,183	110,987
Total liabilities, mezzanine equity and shareholders’ equity	1,661,721	1,403,734	215,133

The accompanying notes are an integral part of these consolidated financial statements.

JIANPU TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				Note 2(e)
Revenues:
Recommendation services:
Loans (including revenues from related party of RMB105,492, RMB31,980 and RMB4,757 for the years ended December 31, 2018, 2019 and 2020, respectively)	1,015,407	666,307	109,814	16,830
Credit cards	689,822	585,993	294,567	45,144
Total recommendation services	1,705,229	1,252,300	404,381	61,974
Big data and system-based risk management services (including revenues from related party of RMB13,405, RMB6,858 and RMB3,626 for the years ended December 31, 2018, 2019 and 2020, respectively)	106,597	134,927	144,227	22,104
Advertising, marketing and other services	110,050	48,500	37,154	5,694
Total revenues	1,921,876	1,435,727	585,762	89,772
Cost of revenues	(194,492)	(133,968)	(118,171)	(18,111)
Gross profit	1,727,384	1,301,759	467,591	71,661
Operating expenses:
Sales and marketing (including expenses from related party of RMB51,753,RMB21,099 and RMB206 for the years ended December 31, 2018, 2019 and 2020, respectively)	(1,486,399)	(1,199,346)	(481,719)	(73,827)
Research and development	(241,270)	(272,343)	(154,775)	(23,720)
General and administrative	(178,371)	(100,896)	(136,581)	(20,932)
Impairment loss	—	(254,683)	(16,893)	(2,589)
Penalties	—	(30,000)	—	—
Loss from operations	(178,656)	(555,509)	(322,377)	(49,407)
Net interest income/(expenses)	5,037	5,100	(2,290)	(351)
Others, net	9,360	11,785	11,238	1,722
Loss before income tax	(164,259)	(538,624)	(313,429)	(48,036)
Income tax benefits	4,473	8,005	1,283	197
Net loss	(159,786)	(530,619)	(312,146)	(47,839)
Less: net income/(loss) attributable to noncontrolling interests	4,829	(78,859)	(7,999)	(1,226)
Net loss attributable to Jianpu’s shareholders	(164,615)	(451,760)	(304,147)	(46,613)
Other comprehensive income/(loss), net
Foreign currency translation adjustments	59,658	14,685	(52,185)	(7,998)
Total other comprehensive income/(loss)	59,658	14,685	(52,185)	(7,998)
Total comprehensive loss	(100,128)	(515,934)	(364,331)	(55,837)
Less: total comprehensive income/(loss) attributable to noncontrolling interests	5,568	(78,732)	(8,878)	(1,361)
Total comprehensive loss attributable to Jianpu’s shareholders	(105,696)	(437,202)	(355,453)	(54,476)
Net loss per share attributable to Jianpu’s shareholders
Basic and diluted	(0.39)	(1.07)	(0.72)	(0.11)
Net loss per ADS attributable to Jianpu’s shareholders(1)
Basic and diluted	(7.89)	(21.48)	(14.38)	(2.20)
Weighted average number of shares
Basic and diluted	417,315,644	420,575,827	423,096,353	423,096,353

Notes:

(1)	On October 30, 2020, the Company changed the ratio of ADSs to Class A ordinary shares (the “ADS Ratio”) from two ADSs to five Class A ordinary shares to one ADS to twenty Class A ordinary shares. Except as otherwise indicated, all ADS and per ADS data in these consolidated financial statements are prepared on a basis after taking into account the effect of the ADS Ratio Change and have been retrospectively adjusted accordingly.

The accompanying notes are an integral part of these consolidated financial statements.

JIANPU TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

							Accumulated other			Total
	Ordinary shares		Treasury stock		Additional paid	Statutory	comprehensive	Accumulated	Noncontrolling	shareholders'
	Shares	Amount	Shares	Amount	in capital	reserves	(loss)/income	losses	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2017	414,291,350	275	—	—	1,734,067	—	(21,170)	(174,710)	—	1,538,462
Share-based compensation(Note 17)	—	—	—	—	130,659	—	—	—	—	130,659
Net loss	—	—	—	—	—	—	—	(164,615)	4,829	(159,786)
Issuance of ordinary shares for business combination (Note 8)	5,772,447	4	—	—	88,177	—	—	—	—	88,181
Issuance of options for business combination (Note 8)	—	—	—	—	6,052	—	—	—	—	6,052
Issuance of ordinary shares reserved for future exercise of share-based awards	8,000,000	5	(8,000,000)	(5)	—	—	—	—	—	—
Share repurchase(Note 19)	—	—	(5,624,578)	(70,109)	—	—	—	—	—	(70,109)
Exercise of share-based awards(Note 17)	—	—	807,338	1	700	—	—	—	—	701
Share-based awards to employees of non-platform business (Note 17)	—	—	—	—	17,314	—	—	—	—	17,314
Deemed dividends to shareholders in connection with the share-based awards to employees of non-platform business (Note 17)	—	—	—	—	(17,314)	—	—	—	—	(17,314)
Currency translation adjustment	—	—	—	—	—	—	58,920	—	738	59,658
Noncontrolling interests arising from business combinations (Note8)	—	—	—	—	—	—	—	—	110,100	110,100
Balance at December 31, 2018	428,063,797	284	(12,817,240)	(70,113)	1,959,655	—	37,750	(339,325)	115,667	1,703,918
Share-based compensation(Note 17)	—	—	—	—	6,390	—	—	—	—	6,390
Net loss	—	—	—	—	—	—	—	(451,760)	(78,631)	(530,391)
Transactions with noncontrolling shareholders (Note 8)	2,400,000	2	—	—	28,722	—	—	—	(32,159)	(3,435)
Share repurchase(Note 19)	—	—	(10,187,848)	(134,616)	—	—	—	—	—	(134,616)
Exercise of share-based awards(Note 17)	—	—	15,225,026	102,507	(92,662)	—	—	—	—	9,845
Share-based awards to employees of non-platform business (Note 17)	—	—	—	—	1,929	—	—	—	—	1,929
Deemed dividends to shareholders in connection with the share-based awards to employees of non-platform business (Note 17)	—	—	—	—	(1,929)	—	—	—	—	(1,929)
Statutory reserves	—	—	—	—	—	1,900	—	(1,900)	—	—
Currency translation adjustment	—	—	—	—	—	—	14,558	—	136	14,694
Balance at December 31, 2019	430,463,797	286	(7,780,062)	(102,222)	1,902,105	1,900	52,308	(792,985)	5,013	1,066,405
Cumulative effect of changes in accounting policies	—	—	—	—	—	—	—	(2,802)	—	(2,802)
Share-based compensation(Note 17)	—	—	—	—	(4,329)	—	—	—	—	(4,329)
Net loss	—	—	—	—	—	—	—	(304,147)	(4,046)	(308,193)
Exercise of share-based awards(Note 17)	—	—	943,745	13,367	(11,825)	—	—	—	—	1,542
Currency translation adjustment	—	—	—	—	—	—	(51,306)	—	(731)	(52,037)
Noncontrolling interests arising from business combinations (Note 8)	—	—	—	—	—	—	—	—	23,597	23,597
Share-based awards to employees of non-platform business (Note 17)	—	—	—	—	171	—	—	—	—	171
Deemed dividends to shareholders in connection with the share-based awards to employees of non-platform business (Note 17)	—	—	—	—	(171)	—	—	—	—	(171)
Balance at December 31, 2020	430,463,797	286	(6,836,317)	(88,855)	1,885,951	1,900	1,002	(1,099,934)	23,833	724,183

The accompanying notes are an integral part of these consolidated financial statements.

JIANPU TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from operating activities:
Net loss	(159,786)	(530,619)	(312,146)	(47,839)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expenses	25,291	36,478	18,634	2,856
Share-based compensation expenses	130,659	6,390	(4,329)	(664)
Allowance for credit losses	1,709	28,316	13,065	2,002
Investment income	(576)	(2,248)	—	—
Impairment loss	—	254,683	16,893	2,589
Foreign exchange gain and loss	(2,869)	(65)	3,997	614
Deferred income tax	1,417	(16,793)	(1,648)	(253)
Loss/(gain) on disposal of property and equipment	—	1,111	(773)	(118)
Changes in operating assets and liabilities:
Accounts receivable	(261,386)	73,291	98,718	15,129
Amount due from related party	—	(7,082)	6,768	1,037
Prepayments and other current assets	7,792	46,380	61,829	9,476
Other non-current assets	(1,279)	5,816	(1,659)	(254)
Accounts payable	16,191	(11,184)	664	102
Advance from customers	31,190	(71,734)	8,089	1,240
Amount due to related party	30,595	(38,391)	(24,815)	(3,803)
Tax payable	21,240	(17,294)	1,768	271
Accrued expenses and other current liabilities	66,447	48,392	2,715	416
Other non-current liabilities	20,538	(6,284)	4,732	725
Net cash used in operating activities	(72,827)	(200,837)	(107,498)	(16,474)
Cash flows from investing activities:
Proceeds from maturity of short-term investments and restricted investment	86,649	374,292	48,600	7,448
Purchases of short-term investments and restricted investment	(88,350)	(331,490)	(40,000)	(6,130)
Purchases of intangible assets, property and equipment	(41,835)	(16,366)	(4,131)	(633)
Proceeds from sale of property and equipment	—	11	7,746	1,187
Cash paid for long-term investments	(27,921)	(3,872)	(861)	(132)
Cash paid for business combination, net of cash acquired (Note 8)	(109,570)	(24,584)	(13,244)	(2,030)
Transfer to restricted time deposits	(142,411)	(90,775)	(89,375)	(13,697)
Maturity of restricted time deposits	—	45,327	—	—
Net cash used in investing activities	(323,438)	(47,457)	(91,265)	(13,987)
Cash flows from financing activities:
Proceeds from short-term borrowings	130,000	137,082	208,477	31,950
Repayment of short-term borrowings	—	(207,082)	(110,000)	(16,858)
Proceeds from employees exercising stock options	508	10,017	120	18
Share repurchase	(70,109)	(134,616)	—	—
Purchase of noncontrolling interests	—	(3,435)	—	—
Net cash provided by/(used in) financing activities	60,399	(198,034)	98,597	15,110
Effect of exchange rate changes on cash and cash equivalents and restricted cash	62,056	9,709	(34,031)	(5,215)
Net decrease in cash and cash equivalents and restricted cash	(273,810)	(436,619)	(134,197)	(20,566)
Cash and cash equivalents and restricted cash at beginning of the year	1,543,811	1,270,001	833,382	127,721
Including:
Cash and cash equivalents at beginning of the year	1,543,811	1,270,001	694,910	106,500
Restricted cash at beginning of the year	—	—	138,472	21,221
Cash and cash equivalents and restricted cash at end of the year	1,270,001	833,382	699,185	107,155
Including:
Cash and cash equivalents at end of the year	1,270,001	694,910	549,979	84,288
Restricted cash at end of the year	—	138,472	149,206	22,867

Supplemental disclosures of cash flow information:
Cash paid for income tax expenses	—	372	350	54
Cash paid for interest expense	2,951	7,701	5,630	863
Non-cash investing and financing activities:
Deemed dividends to RONG360 in connection with the share-based awards granted to employees of non-platform business (Note 17)	17,314	1,929	171	26
Consideration paid in ordinary shares and options in business combinations (Note 8)	94,233	—	—	—
Liability assumed as consideration of acquisition (Note 8)	—	34,081	—	—

The accompanying notes are an integral part of these consolidated financial statements.

JIANPU TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. Nature of operations and reorganization

(a)          Nature of operations

Jianpu Technology Inc. (“Jianpu” or the “Company”) is a holding company and conducts its business mainly through its subsidiaries and variable interest entities (“VIEs”). Jianpu, its subsidiaries, and VIEs together are referred to as the “Group”. The Group is primarily engaged in the operation of its platform for providing online discovery and recommendation services of financial products. The individual users can have access to financial products through the platform, including loans, credit cards, insurance products and other financial products. The Group recommends financial products to individual users and assists the financial service providers in targeting users with specific characteristics based on the users’ financial needs and profile, as well as the products offerings and risk appetite of the financial service providers (“Recommendation Services”). The Group also provides big data and system-based risk management services, advertising and marketing services, and other services primarily to financial service providers. All these services together refer to as “Platform Business”. The Group’s principal operations and geographic markets are in the People’s Republic of China (“PRC”).

(b)          Reorganization in 2017

Jianpu is an exempted company with limited liability incorporated in the Cayman Islands on June 1, 2017 in connection with a group reorganization (the “Reorganization”) of RONG360. Jianpu as the holding company for the Group was set up by RONG360 as a wholly owned subsidiary in June 2017.

Prior to the Reorganization, the Platform Business was carried out by various subsidiaries and a VIE of RONG360. Pursuant to a series of agreements entered into by the Group’s entities and RONG360 group entities in August and September 2017 in connection with the Reorganization, all operating assets and liabilities relating to the Platform Business were transferred to the Group as capital contribution, and the ownership structure of then-existed subsidiaries and VIE of the Group was established. Subsequent to the transfer of all operating assets and liabilities, the key employees, business contracts and operations relating to the Platform Business were transferred to the Group. The Reorganization was completed by the end of October 2017.

Since the Reorganization, services agreement between the Group entities and RONG360 group entities was entered into with respect to various ongoing relationships between the Group and RONG360 group entities. Pursuant to the services agreement, the Group entities provide RONG360 group entities with various corporate support services, including operational, administrative, human resources, legal, accounting and internal control support.

Besides the Platform Business, RONG360 also operated digital lending business (the “Non-platform business”), which was continued to be carried out by RONG360 through its relevant subsidiaries and VIEs after the Reorganization..

(c)           Principles of consolidation

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which Jianpu is the ultimate primary beneficiary. All significant intra-company balances and transactions within the Jianpu Group have been eliminated upon consolidation. See Note 1(d)(e)(f)—VIEs for discussion of the consolidation of the VIEs.

(d)          Major subsidiaries, VIEs and subsidiary of VIEs

As of December 31, 2020, the Company’s major subsidiaries, consolidated VIEs and subsidiary of VIE are as follows:

			Percentage
			of direct or
			indirect
	Date of	Place of	economic
	incorporation	incorporation	interest	Principal activities
The Company:
Jianpu	June 1, 2017	The Cayman Islands		Investment holding
Major subsidiaries of the Company:
Jianpu (Hong Kong) Limited	June 19, 2017	Hong Kong	100%	Investment holding
Beijing Rongqiniu Information Technology Co., Ltd.	August 21, 2017	PRC	100%	Platform business
Databook Tech Ltd.(Databook Tech Ltd. and its subsidiaries and VIE collectively refer to “Databook”)	Acquired in June 2018 (Note 8)	The Cayman Islands	74.61%	Platform business
Databook (HK) Limited.	Acquired in June 2018 (Note 8)	Hong Kong	74.61%	Platform business
Hangzhou Magnet Technology Co., Ltd.	Acquired in June 2018 (Note 8)	PRC	74.61%	Platform business
Beijing Rongsanliuling Information Technology Co., Ltd.	November 5, 2018	PRC	100%	Platform business
CC Information Limited	Acquired in August 2019	Hong Kong	55.00%	Platform business
Shanghai Chengjian Information Technology Co., Ltd.	February 26, 2019	PRC	100%	Platform business
Newsky Wisdom Treasure (Beijing) Co., Ltd. (“Newsky Wisdom”)	Acquired on April 1, 2020 (Note 8)	PRC	50.50%	Platform business
Major VIEs of the Company:
Beijing Rongdiandian Information Technology Co., Ltd.	March 3, 2017	PRC	100%	Platform business
Hangzhou Scorpion Technology Co., Ltd.	Acquired in June 2018 (Note 8)	PRC	74.61%	Platform business
Beijing Kartner Information Technology Co., Ltd. (“KTN”)	Acquired in October 2018 (Note 8)	PRC	100%	Platform business
Beijing Guangkezhixun Information Technology Co., Ltd.	July 31, 2019	PRC	100%	Platform business
Major subsidiary of VIEs:
Shanghai Anguo Insurance Brokerage Co., Ltd. (“Anguo”)	Acquired in December 2019	PRC	100%	Platform business

(e)          Variable interest entities

In order to comply with the PRC laws and regulations which restrict and impose conditions on foreign direct investment in companies involved in the value-added telecommunication services, the Group operates certain businesses in the PRC through a number of PRC domestic companies, whose equity interests are held by certain management members, family members of founders or current or former employees of the Company as nominee shareholders. The Group obtained control over these PRC domestic companies through certain PRC subsidiaries, by entering into a series of contractual arrangements with these PRC domestic companies and their nominee shareholders. To comply with PRC laws and regulations which restrict and impose conditions on foreign ownership of value-added telecommunication services, the nominee shareholders are legal owners of an entity. However, the rights of those nominee shareholders have been transferred to the Group’s relevant PRC subsidiaries through such contractual arrangements. These contractual arrangements include exclusive purchase option agreements, exclusive business cooperation agreement, equity pledge agreement and power of attorney. Management concluded that the Group’s relevant PRC subsidiaries, through the contractual arrangements, have the power to direct the activities that most significantly impact economic performance of these PRC domestic companies, bear the risks of and enjoy the rewards normally associated with ownership of these PRC domestic companies. Therefore, these PRC domestic companies are VIEs of the Group’s relevant PRC subsidiaries, of which the Company is the ultimate primary beneficiary. As such, the Group consolidated the financial statements of these PRC domestic companies.

The following is a summary of the contractual arrangements that the Company’s subsidiaries entered into with VIEs and their nominee shareholders:

●	Exclusive Purchase Option Agreement

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

●	Exclusive Business Cooperation Agreement

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

●	Equity Pledge Agreement

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

●	Power of Attorney

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

(f)           Risks in relation to the VIE structure

In the opinion of management, the contractual arrangements with the VIEs and the nominee shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. The nominee shareholders are also management members or family members of founders of the Group or current or former employees of the Group and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group’s ability to enforce these contractual arrangements and if the nominee shareholders of the VIEs were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the Foreign Investment Law of the People’s Republic of China, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020. The Foreign Investment Law and the Implementing Rules do not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. Since the Foreign Investment Law and the Implementing Rules are relatively new, uncertainties still exist in relation to their interpretation and implementation, and it is still unclear how the Foreign Investment Law and the Implementing Rules would affect the Group’s variable interest entity structure and business operation. The Group’s ability to control the VIEs also depend on the power of attorney that the subsidiaries of the Group has to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Group believes these power of attorney are legally enforceable but may not be as effective as direct equity ownership. In addition, if the Group’s corporate structure and the contractual arrangements with the VIEs through which the Group conducts its business in the PRC were found to be in violation of any existing or future PRC laws and regulations, the Group’s relevant PRC regulatory authorities could:

●	revoke or refuse to grant or renew the Group’s business and operating licenses;
●	restrict or prohibit related party transactions between the subsidiaries of the Group and the VIEs;
●	impose fines, confiscate income or other requirements which the Group may find difficult or impossible to comply with;
●	require the Group to alter, discontinue or restrict its operations;
●	restrict or prohibit the Group’s ability to finance its operations, and;
●	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these restrictions or actions could result in a material adverse effect on the Group’s ability to conduct its business. In such case, the Group may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs in the Group’s consolidated financial statements. In the opinion of management, the likelihood for the Group to lose such ability is remote based on current facts and circumstances. The Group’s operations depend on the VIEs to honor their contractual arrangements with the Group. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. The management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application to an effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIEs or the nominee shareholders of the VIEs fail to perform their obligations under those arrangements. Additionally, the nominee shareholders of the VIEs are the management members, family members of founders or current or former employees of the Company. The enforceability of the contractual agreements between the Company and the VIEs depends on whether VIEs and the relevant nominee shareholders will honor the contractual agreement.

The following financial information of the Group’s VIEs were included in the Group’s consolidated financial statements as of December 31, 2019 and 2020, and for the years ended December 31, 2018, 2019 and 2020.

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Cash and cash equivalents	6,673	15,649	2,398
Restricted cash, time deposit and investment—current	1,000	24,747	3,793
Accounts receivable, net	11,232	19,410	2,975
Amount due from the subsidiaries of the Group*	173,024	99,397	15,233
Amount due from related party other than the subsidiaries of the Group	34,456	31,487	4,826
Prepayments and other current assets	17,173	10,182	1,560
Property and equipment, net	12,925	11,671	1,789
Intangible assets, net	21,398	23,637	3,623
Goodwill	7,313	—	—
Restricted cash, time deposit and investment-non-current	28,038	5,000	766
Other non-current assets	1,107	68	10
Total assets	314,339	241,248	36,973
Accounts payable	16,720	17,409	2,668
Advances from customers	164	3,845	589
Tax payable	19,205	19,315	2,960
Amount due to related party other than the subsidiaries of the Group	—	4,719	723
Accrued expenses and other current liabilities	135,883	127,512	19,542
Non-current liabilities	5,658	4,000	613
Total liabilities	177,630	176,800	27,095
*	The balances are eliminated through the consolidation in the preparation of the Group’s consolidated financial statements.

	For the Year Ended
	December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Total revenues*	183,003	666,683	285,591	43,769
Net income/(loss)	18,506	(69,972)	(72,261)	(11,074)
*

The transactions are eliminated through the consolidation in the preparation of the Group’s consolidated financial statements were RMB93,976, RMB597,022, RMB230,809 for the years ended December 31, 2018, 2019 and 2020, respectively.

	For the Year Ended
	December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Net cash provided by/(used in) operating activities	28,292	(68,513)	10,221	1,566
Net cash (used in)/provided by investing activities	(14,453)	31,359	3,464	531
Net cash provided by financing activities	—	30,000	9,600	1,471
Net increase/(decrease) in cash and cash equivalents and restricted cash	13,839	(7,154)	23,285	3,568
Cash and cash equivalents and restricted cash at beginning of the year	826	14,665	7,511	1,151
Cash and cash equivalents and restricted cash at end of the year	14,665	7,511	30,796	4,719

(g)          COVID-19 impact

The Group’s financial performance was severely impacted by COVID-19 in 2020, when the pandemic had been largely contained in China. The extent of the effect of COVID-19, or any future health crisis, on the Group’s operational and financial performance, and on the Group’s relationships with suppliers, and customers, will depend on future developments, including the duration, spread and intensity of the pandemic, the effect of approved vaccines, and the speed and extent to which they are distributed and taken, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, it is not currently possible to ascertain the overall impact of COVID-19 on the business. If the pandemic continues to persist as a severe worldwide health crisis, the pandemic could have a material adverse effect on the business, results of operations, financial condition, and cash flows.

2. Summary of significant accounting policies

(a)          Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and revenues and expenses. On an on-going basis, management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates. Identified below are the accounting policies that reflect the Group’s most significant estimates and judgments, and those that the Group believes are the most critical for fully understanding and evaluating its consolidated financial statements.

(b)         Noncontrolling interests

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

(c)          Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reporting period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s financial statements include, but are not limited to, valuation and recognition of share-based compensation expenses, fair value of assets and liabilities acquired in business combinations, assessment of impairment of long-lived assets and goodwill, allowance for credit losses(for details please refer to Note 2(i)) and valuation allowances for deferred tax assets. Actual results could differ from those estimates.

(d)          Foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and the Group’s subsidiaries incorporated in Hong Kong (“HK”) and Singapore is United States dollars (“US$”). The Group’s PRC subsidiaries and VIEs determined their functional currency to be RMB. The Company’s subsidiaries with operations in other jurisdictions generally use their respective local currencies as their functional currencies. The determination of the respective functional currency is based on the criteria set out by Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters.

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

The financial statements of the Group’s non-PRC entities are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulting foreign currency translation adjustments are recorded in other comprehensive income/(loss) in the consolidated statements of comprehensive loss, and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive income in the consolidated statements of changes in shareholders’ equity. Total foreign currency translation adjustments included in the Group’s other comprehensive income/(loss) were income of RMB59,658, income of RMB14,685 and loss of RMB52,185 for the years ended December 31, 2018, 2019 and 2020, respectively.

(e)          Convenience translation

Translations of the consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 6.5250 , representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020, or at any other rate.

(f)          Cash and cash equivalents

Cash and cash equivalents represent cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted to withdrawal or use, and which have original maturities of three months or less.

(g)          Restricted cash, time deposit and investments

Cash and time deposits that are restricted as to withdrawal or use for current operations are classified as restricted cash and restricted term deposits, respectively.

Restricted investment presents certain short term investments of wealth management products issued by bank, which is restricted as to withdrawal (Note 5).

In the event that the restriction is expected to be removed within the next twelve months, the relevant assets are classified as current assets. Otherwise, they are classified as non-current assets.

(h)          Short-term investments

Short-term investments include structured deposits with variable interest rates or principal not-guaranteed with certain financial institutions. In accordance with ASC 825, Financial Instruments, for financial products with variable interest rates referenced to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carries these investments at fair value. Changes in the fair value of these investments are reflected in the consolidated statements of comprehensive loss as investment income and included in “others, net”. Fair value is estimated based on quoted prices of similar products provided by financial institutions at the end of each reporting period. The Group classifies these inputs as Level 2 fair value measurement.

(i)           Receivables, net

Accounts receivable and other receivables recorded in prepayments and other current assets (collectively difined as “Receivables”) are stated at the historical carrying amount net of write-offs and allowance for credit losses. Prior to January 1, 2020, the Group reviews the accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual accounts receivable balances, the Group considers several factors, including the age of the balance, the customer’s payment history, and current credit-worthiness, and current economic trends. Accounts receivable balances are written off after all collection efforts have been exhausted.

Starting from January 1, 2020, the Group adopted ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which replaces the existing incurred loss impairment model with an expected loss methodology on the measurement of credit losses for financial assets measured at amortized cost. The Group’s receivables are within the scope of ASC Topic 326. To estimate expected credit losses, the Group has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, current economic conditions, future economic conditions(external data and macroeconomic factors) and changes in the Group’s customer collection trends.. This is assessed at each quarter based on the Group’s specific facts and circumstances. The Group used a modified retrospective approach with a cumulative-effect of an increase of approximately RMB2.8 million in the allowance for credit losses upon the initial adoption of this guidance, of which the expected loss amount of accounts receivable was RMB1.1million.

(j)           Long-term investments

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

(k)          Property and equipment, net

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

(l)           Intangible assets, net

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

Amortization is calculated using the straight-line method over estimated useful lives of the assets as follows:

Estimated useful life
Technology	8.5 years
Customer relationship	3~5.5 years
Non-compete agreement	5.5 years
Software	3 years
Brand	8~10 years
Backlog	3 years
License	15 years

(m)         Business combinations

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

(n)          Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries and consolidated VIEs. Goodwill is not amortized but is tested for impairment at the reporting unit level on an annual basis by the end of year, and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Under ASC 350-20-35, the Group has the option to choose whether it will apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. The Group will perform the quantitative impairment test if the Group bypasses the qualitative assessment, or based on the qualitative assessment, if it is more likely than not that the fair value of the reporting unit is less than its carrying amount. The quantitative impairment test is comparing the fair value of the reporting unit with its carrying amount. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not impaired. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

Nil, RMB147,296 and RMB12,565 of impairment loss of goodwill were recognized for the years ended December 31, 2018, 2019 and 2020, respectively (Note 11).

(o)          Impairment of long-lived assets

The Group evaluates its long-lived assets with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing carrying amount of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the long-lived assets over their fair value. Nil, RMB101,136 and RMB4,328 of impairment loss of long-lived assets were recognized for the years ended December 31, 2018, 2019 and 2020, respectively.

(p)          Fair value measurement

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

Transfers into or out of fair value hierarchy classifications are made if the significant inputs used in the financial models measuring the fair value of the assets and liabilities became unobservable or observable in the current marketplace. These transfers are considered to be effective as of the beginning of the period in which they occur. The Group did not transfer any assets or liabilities in or out of Level 2 and Level 3 during the years ended December 31, 2019 and 2020.

Fair value measurements on a recurring basis

As of December 31, 2019, the financial instruments measured at fair value on a recurring basis are as follows:

		Fair value measurement at reporting date using
	Fair value	Quoted Prices in Active	Significant Other	Significant
	as of December 31,	Markets for Identical Assets	Observable Inputs	Unobservable Inputs
Description	2019	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Restricted cash, time deposit and investment (Note 5)

Long-term wealth management products	38,200	—	38,200	—

As of December 31, 2020, the financial instruments measured at fair value on a recurring basis are as follows:

		Fair value measurement at reporting date using
	Fair value	Quoted Prices in Active	Significant Other	Significant
	as of December 31,	Markets for Identical Assets	Observable Inputs	Unobservable Inputs
Description	2020	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Short-term investments (Note 2(h)):

Short-term wealth management product	20,000	—	20,000	—

Restricted cash, time deposit and investment (Note 5)

Short-term wealth management products	9,600	—	9,600	—

Financing assets – earn-out arrangement (Note 8)	1,179	—	—	1,179

The Group’s financial instruments including amount due to or due from related party, receivables, short-term borrowing, payables and other current liabilities are not measured at fair value but for which the fair value is estimated for disclosure purposes, the carrying amount of which approximates the fair value due to their short-term nature.

Fair value measurements on a non-recurring basis

The Group’s long-term equity investments are measured at fair value on a nonrecurring basis under measurement alternative, if an impairment loss is charged or fair value adjustment is made for an observable price in an orderly transaction for identical or similar investments of the same issuer. The related inputs used are classified as Level 3 fair value measurement. Please refer to Note 2(j) for more details of valuation techniques.

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

(q)          Revenue recognition

The Group generates revenues from recommendation services, big data and system-based risk management, advertising, marketing and other services.

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

Timing of revenue recognition may differ from the timing of payment from customers. The Group does not have material contract assets as it generally has the unconditional right to payment as revenue is recognized or the timing difference is immaterial. Accounts receivable represents amounts that the Group has satisfied the performance obligation and have the unconditional right to payment. Unearned revenue consists of payments received related to unsatisfied performance obligations at the end of the period, included in “Advance from customers” in the Group’s consolidated balance sheets. Due to the generally short-term duration of the Group’s contracts, the majority of the performance obligations are satisfied in one year. The amount of revenue recognized that was included in the receipts in advance from customers balance at the beginning of the year was RMB80.5 million and RMB4.1 million for the years ended December 31, 2019 and 2020.

Recommendation services:

(i)           Credit card:

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

(ii)          Loans:

The Group provides Recommendation Services in respect of loan products offered by the financial service providers on its platform, and assist the financial service providers or their loan sales representatives to identify qualified individual users or borrowers. The Group considers the financial service providers, including banks, consumer finance companies, micro-loan companies and other licensed financial institutions, emerging technology-enabled financial service providers, or their loan sales representatives to be its customers, and receives service fees from the customers primarily based on number of applications of qualified users. The price for each recommendation charged to the financial service providers is either a fixed price as pre-agreed in the service contract, or pre-set in the bidding systems by the customers, or an amount charged based on a pre-agreed percentage of loan principal amount underwritten by the financial service providers. Revenue is recognized when all of the revenue recognition criteria are met, which is generally when the user application is delivered to the customers or when the customers confirmed the underwritten loan principal amount. After the users or borrowers submit applications for the recommended products to the customers, the Group does not retain any further obligations.

Big data and system-based risk management services

The Group provides big data risk management services to financial service providers, which integrates data and provides customizable automatic data and modeling solutions and services to financial service providers to facilitate their risk management primarily for loan products applicants. The Group also provides SaaS-based risk management solutions, which allow financial service providers to conveniently manage acquisition efficiency, borrower screening and assessment in a comprehensive manner. Revenues from the aforementioned services is recognized when all of the revenue recognition criteria are met, which is generally when the result of query is provided to customers with a pre-agreed fixed price. Through the acquisition of of Newsky Wisdom, the Group provides system-based total solutions to help the banking partners to build and boost digital capabilities so that they could better serve more end users with financial needs. Such services include system research and development services and maintenance services. The Group recognizes revenues of research and development services upon completion of the services. Revenues from system maintenance services are recognized ratably over the contractual terms.

Advertising and marketing and other services

(i)           Advertising and marketing services:

The Group also provides advertising, marketing and other services primarily to financial service providers of credit cards and other financial products. The Group’s advertising and marketing services allow customers to place advertisements in particular areas of the Group’s platform and third-party advertising network, at performance-based or time-based fixed prices, in particular formats and over particular periods of time. Performance-based revenues are recognized based on effective clicks, or effective activations, depending on the relevant performance measures. The effective clicks refer to that users click on the advertisements. The effective activations primarily include providing contact information or completing a registration form by users on the advertisers’ websites redirected from the advertisements, and user’s application are successfully approved by the credit card issuers in the case of advertising and marketing services related to credit card products. Time-based revenues are recognized ratably over the contractual term.

(ii)          Other services:

Revenues of other services primarily consist of revenues from insurance brokerage service. Insurance brokerage revenue is commissions earned from insurance brokerage services, determined based on a percentage of premiums paid by the insureds. Insurance brokerage services revenue is recognized when the signed insurance policy is in place and the premium is collectable from the insured since the Group has fulfilled its performance obligation to sell an insurance policy on behalf of the insurance company.The brokerage commission, which is paid by the insurance company, is based on the terms specified in the service contracts with the insurance companies.

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

(r)          Cost of revenues

Cost of revenues consists primarily of costs associated with maintenance of the platform including bandwidth and server hosting costs, call center outsourcing costs, online payment processing fees, credit acquisition costs, direct marketing costs including commissions paid to individual insurance brokers, depreciation, payroll and other related costs of operations.

(s)           Sales and marketing expenses

Sales and marketing expenses consist primarily of marketing expenses relating to traffic acquisition, rewards to business partners for promotion in social network and social media platform, payroll costs and related expenses for employees involved in sales and marketing activities, and expenses for the portion of call center operations that the Group outsources.

Advertising costs are expensed as incurred. Total amount of advertising expenditures and rewards to business partners for promotion recognized in sales and marketing expenses were RMB1,301,521, RMB1,027,820 and RMB355,696 for the years ended December 31, 2018, 2019 and 2020, respectively.

(t)          Research and development expenses

Research and development expenses consist primarily of payroll costs and related expenses for employees involved in developing and improving platform and services and solutions. All research and development costs was expensed as incurred. Since inception, the amount of costs qualifying for capitalization has been immaterial and, as a result, all development costs have been expensed as incurred.

(u)         General and administrative expenses

General and administrative expenses consist primarily of payroll costs and related expenses for employees involved in general corporate functions, including finance, legal and human resources, and professional fees relating to these functions.

(v)          Share-based compensation

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

(w)         Income taxes

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

To assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. As of December 31, 2019 and 2020, the Group did not have any significant unrecognized uncertain tax positions.

(x)          Leases

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

(y)          Comprehensive loss

Comprehensive loss is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Comprehensive loss for the periods presented includes net loss and foreign currency translation adjustments.

(z)           Segment reporting

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

(aa)        Statutory reserves

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

For the years ended December 31, 2018, 2019 and 2020, profit appropriation to statutory surplus fund for the Group’s entities incorporated in the PRC were nil, RMB1,900 and nil respectively. No appropriation to other reserve funds was made for any of the periods presented.

3. Recent accounting pronouncements

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

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which focuses on amending the legacy guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity. ASU 2020-06 simplifies an issuer’s accounting for convertible instruments by reducing the number of accounting models that require separate accounting for embedded conversion features. ASU 2020-06 also simplifies the settlement assessment that entities are required to perform to determine whether a contract qualifies for equity classification. Further, ASU 2020-06 enhances information transparency by making targeted improvements to the disclosures for convertible instruments and earnings-per-share (EPS) guidance, i.e., aligning the diluted EPS calculation for convertible instruments by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or shares, adding information about events or conditions that occur during the reporting period that cause conversion contingencies to be met or conversion terms to be significantly changed. This update will be effective for the Company’s fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Entities can elect to adopt the new guidance through either a modified retrospective method of transition or a fully retrospective method of transition. The Company is currently in the process of evaluating the impact of adopting ASU 2020-06 on its consolidated financial statements and related disclosure.

4. Concentration and risks

(a)          Concentration of customers and suppliers

There was one, nil and one customer accounted for more than 10% of the Company’s total revenues for the years ended December 31, 2018, 2019 and 2020 respectively. There were three customers with relationship with each other in aggregate accounted for 31% and 44%of the Company’s net accounts receivable as of December 31, 2019 and 2020, respectively.

	For the Year
	Ended
	December 31,
Revenues	2018	2019	2020
Customer A	13%	*	*
Customer B	*	*	14%

	As of
	December 31,
Accounts receivable, net	2019	2020
In aggregate of Customer C,D,E	31%	44%

There were nil, nil and nil suppliers, e.g. advertising agencies, which individually accounted for more than 10% of the Company’s total costs and expenses for the years ended December 31, 2018, 2019 and 2020 respectively. Two and two suppliers individually accounted for more than 10% of the Company’s accounts payable as of December 31, 2019 and 2020 respectively as follows:

	As of
	December 31,
Accounts payable	2019	2020
Supplier I	36%	34%
Supplier II	17%	21%
*	The percentage was below 10% for the period.

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

5. Restricted cash, time deposit and investment

	As of
	December 31,
	2019	2020
	RMB	RMB
Current:
Restricted cash	56,265	141,952
Restricted time deposits	193,505	239,873
Restricted wealth management products	—	9,600
Total	249,770	391,425

Non-current:
Restricted cash	82,207	7,254
Restricted time deposits	4,000	27,327
Restricted wealth management products	38,200	—
Total	124,407	34,581

Line of credit for short-term bank borrowings was secured by cash and short-term time deposits in banks, amounted to RMB216.9 million as of December 31, 2019 and secured by short-term time deposits in bank, amounted to RMB238.4 million as of December 31,2020.

The cash of RMB114.1 million and wealth management products of RMB38.2 million of Databook became temporary restricted as to withdrawal or usage by the Group and was consequently reclassified to restricted cash, and restricted wealth management products, respectively, as of December 31, 2019. The restricted wealth management products of RMB28.6 million were matured in year 2020, and balance of restricted cash was RMB142.0 million as of December 31, 2020. These cash and wealth management products became unrestricted to withdraw or use in January 2021 when the case was closed. See Note 11 and Note 24 for more detailed information.

Other restricted cash and time deposits mainly consist of a US$3.7 million deposit as collateral at its ADR depositary bank, and deposits in custodian accounts for insurance brokerage business and other business requirements, and are classified as current or non-current based on their respective maturity.

6. Accounts receivable, net

Accounts receivable, net consists of the following:

	As of
	December 31,
	2019	2020
	RMB	RMB
Accounts receivable	369,310	273,589
Less: allowance for credit losses	(23,785)	(33,465)
Accounts receivable, net	345,525	240,124

Accounts receivable are non-interest bearing and are generally on terms between 1 to 30 days. In some cases, these terms are extended for certain qualifying long-term customers who have met specific credit requirements.

The movements in the allowance for credit losses are as follows:

	For the Year
	Ended
	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Balance at beginning of the year prior to adoption of ASC 326	—	(71)	(23,785)
Impact of adoption of ASC 326	—	—	(1,095)
Additions	(1,709)	(29,383)	(14,235)
Write offs	1,638	5,669	5,650
Balance at end of the year	(71)	(23,785)	(33,465)

7. Prepayments and other current assets

Prepayments and other current assets consist of the following:

	As of
	December 31,
	2019	2020
	RMB	RMB
Prepaid advertising expenses, rentals and others	84,330	53,791
Deposits	28,366	6,553
Staff advances	1,244	981
Deductible VAT input	1,565	4,170
Interest receivable	2,918	800
Total	118,423	66,295

8. Business combinations

(a) Databook

In June 2018, the Group completed the acquisition of 65% of equity interests in Databook Tech Ltd., a Cayman registered company engaged in optimizing data-driven risk management decisions through its subsidiaries and VIE in the PRC and operated independently from the other businesses of the Group. The acquired company offers a suite of products and services helping financial service providers to enhance their system-based risk management capabilities. The total consideration of the transaction was RMB204.5 million, consists of cash of RMB110.2 million, Class A ordinary shares of the Company of 5,772,447 shares and options to purchase the Company’s Class A ordinary shares of 397,820 shares. The purchase price allocation is as follows:

Amount
RMB
Fair value of issued the Company’s Class A ordinary shares	88,181
Fair value of issued the options to purchase the Company’s Class A ordinary shares	6,052
Cash consideration	110,240
Total consideration	204,473
Noncontrolling interests	110,100
Total	314,573

		Amortization
	Amount	years
	RMB	Years
Cash and cash equivalents	474	—
Other working capital	(15,850)	—
Short-term investment	75,706	—
Other assets	2,567	—
Identifiable intangible assets acquired	—	—
Technology	71,000	8.5
Customer relationship	22,900	5.5
Non-compete agreement	28,900	5.5
Goodwill	147,296	—
Deferred tax liabilities	(18,420)	—
Total	314,573	—

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

In the second quarter of 2019, Databook repurchased 504,527 shares or 2.36% equity interests in Databook Tech Ltd. from one noncontrolling shareholder with nominal price, which was accounted as a contribution from noncontrolling shareholder. In the same quarter, the Company purchased 1,009,053 ordinary shares or 7.25% equity interest in Databook from another noncontrolling shareholder, with cash consideration of US$500 and 2,400,000 Class A ordinary shares of the Company at fair value of US$3,590. The difference between the fair value of the consideration paid and the amount by which the noncontrolling interest was adjusted for each of these transactions has been recognized in equity attributable to the Company, totaling RMB4,039. The Company held 74.61 % of equity interest in Databook immediately after these transactions.

In September 2019, the goodwill of RMB147,296 carried from the business combination of Databook was fully impaired and recorded in impairment loss in the consolidated statements of comprehensive loss. See Note 11 for more detailed information.

(b) KTN

In October 2018, the Group completed the acquisition of 100% equity interest in KTN from a related party (“related party B”, please refer to Note 21). Upon completion of the acquisition, KTN became a VIE of the Company through contractual arrangements entered into by the Company’s wholly owned subsidiary, nominee shareholders of KTN and KTN. KTN was a startup and engaged in financial product recommendation service by leveraging the social media and partner program. Total consideration was RMB6.3 million in cash. The purchase price allocation is as follows:

Amount
RMB
Cash consideration	6,250
Total consideration	6,250

Amount
RMB
Cash and cash equivalents	196
Other working capital	6,054
Total	6,250

No goodwill was recognized based on the purchase price allocation as of the acquisition date.

(c) Anguo

In December 2019, the Group completed the acquisition of 100% equity interests in Anguo, a Shanghai registered company engaged in insurance brokerage business. The total consideration of the transaction was RMB67.5 million, consists of cash of RMB33.4 million and liabilities to be assumed by the Group of RMB34.1 million.The purchase price allocation is as follows:

Amount
RMB
Fair value of liabilities to be assumed	34,081
Cash consideration	33,459
Total consideration	67,540

		Amortization
	Amount	years
	RMB	Years
Cash and cash equivalents	412	—
Restricted time deposits	5,000	—
Other working capital	39,065	—
License	21,000	15
Goodwill	7,313	—
Deferred tax liability	(5,250)	—
Total	67,540	—

Goodwill primarily represents the expected synergies from the combined business provided by the platform, which increases the competitiveness and competence in providing relevant services. The goodwill carried from the business combination of Anguo was fully impaired and recorded in impairment loss in the consolidated statements of comprehensive loss for the year ended December 31, 2020. Refer to Note11 for more details.

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

(d) Newsky Wisdom

In April 2020, the Group completed the acquisition of 50.5% of equity interests in Newsky Wisdom Treasure (Beijing) Co., Ltd., a PRC registered company engaged in system-based solutions in the PRC and operated independently from other businesses of the Group. The acquired company offers a suite of products and services helping financial service providers to enhance their system-based risk management capabilities. The total cash paid for the transaction was RMB25.0 million, consists of cash consideration of RMB23.8 million and the financial asset for an earn-out arrangement as RMB1.2 million. The purchase price allocation is as follows:

Amount
RMB
Cash paid	25,000
Less: Financial asset acquired for an earn-out arrangement	1,179
Cash consideration	23,821
Noncontrolling interests	23,349
Total	47,170

		Amortization
	Amount	years
	RMB	Years
Cash and cash equivalent of Newsky Wisdom at acquision date	2,240	—
Other working capital	28,914	—
Identifiable intangible assets acquired	—	—
Software	1,000	3
Customer relationship	2,200	4
Brand	2,800	10
Backlog	800	3
Goodwill	10,236	—
Deferred tax liabilities	(1,020)	—
Total	47,170	—

Goodwill primarily represents the expected synergies from the combined business, which increase the competitiveness and competence in providing relevant services, and the assembled workforce and their knowledge and experiences in the industry.

The total revenue and net loss from Newsky Wisdom that are included in the Group’s consolidated statement of comprehensive loss for the year ended December 31, 2020 were RMB13,592 and RMB6,028, respectively.

The acquired business is not considered material to the Group thus the presentation of the pro-forma financial information with regard to a summary of the results of operations of the Group for the business combinations is not presented.

(e) Other acquisition

The Group also completed a small size business acquisition in the third quarter of 2019, the Group paid RMB5,426 as the cash consideration to acquire 55% equity interest of the acquiree. By this acquisition, the Group acquired net assets of RMB5,794, which included cash and cash equivalents amounting to RMB1,383, and the goodwill amounting to RMB5,430 was recognized. In 2020 the goodwill carried from the business combination of this aquisition was fully impaired and recorded in impairment loss in the consolidated statements of comprehensive loss. Refer to Note11 for more details.

9. Intangible assets, net

Intangible assets consists of the following:

		As of December 31, 2020
	Weighted-
	average	Gross			Net
	amortization	carrying	Accumulated	Impairment	carrying
	period	amount	amortization	amount	amount
	Year	RMB	RMB	RMB	RMB
Technology	8.5	71,000	(11,137)	(59,863)	—
Customer relationship	3-5.5	26,362	(6,534)	(18,050)	1,778
Non-compete agreement	5.5	28,900	(7,006)	(21,894)	—
Software	3	5,531	(3,420)	(833)	1,278
Brand	8-10	4,904	(566)	—	4,338
Backlog	3	800	(200)	—	600
License	15	22,262	(1,484)	(3,600)	17,178
Total		159,759	(30,347)	(104,240)	25,172

		As of December 31, 2019
	Weighted-
	average	Gross			Net
	amortization	carrying	Accumulated	Impairment	carrying
	period	amount	amortization	amount	amount
	Year	RMB	RMB	RMB	RMB
Technology	8.5	71,000	(11,137)	(59,863)	—
Customer relationship	3-5.5	24,244	(5,701)	(17,348)	1,195
Non-compete agreement	5.5	28,900	(7,006)	(21,894)	—
Software	3	4,442	(2,232)	(834)	1,376
Brand	8	2,239	(93)	—	2,146
License	15	22,344	—	—	22,344
Total		153,169	(26,169)	(99,939)	27,061

Amortization expenses were RMB11,245, RMB14,826 and RMB 4,209 for the years ended December 31, 2018, 2019 and 2020, respectively.

The impairment loss of intangible assets were nil, RMB99,939 and RMB 4,328 for the years ended December 31, 2018, 2019 and 2020, respectively.

As of December 31, 2020, expected amortization expense relating to the existing intangible assets for each of the next five years and thereafter is as follows:

Amount
RMB
2021	3,830
2022	3,302
2023	2,852
2024	2,289
2025	2,152
Thereafter	10,747
25,172

10. Property and equipment, net

Property and equipment, net consists of the following:

	As of
	December 31,
	2019	2020
	RMB	RMB
Office furniture and equipment	1,774	1,855
Computer equipment	8,812	8,933
Servers and network equipment	51,810	31,967
Leasehold improvements	11,427	9,880
Vehicles	727	698
Building	12,512	12,512
Total	87,062	65,845
Accumulated depreciation	(49,179)	(46,534)
Impairment	(1,197)	(1,197)
Property and equipment, net	36,686	18,114

The impairment loss of property and equipment were nil, RMB1,197 and nil for the years ended December 31, 2018, 2019 and 2020, respectively.

Depreciation expenses were RMB14,046, RMB21,652 and RMB14,425 for the years ended December 31, 2018, 2019 and 2020, respectively.

11. Goodwill

The changes in the carrying amount of goodwill were as follows:

Amount
RMB
Balance as of December 31, 2018	147,296
Additions (Note 8)	12,743
Impairment	(147,296)
Translation adjustments	(46)
Balance as of December 31, 2019	12,697
Additions (Note 8)	10,236
Impairment	(12,565)
Translation adjustments	(132)
Balance as of December 31, 2020	10,236

In September 2019, the business of Databook was suspended and an investigation was conducted against Databook and certain of its employees by competent authorities in relation to the compliance of information collection or use. The Group therefore recorded a full impairment for goodwill, intangible assets, and an impairment for other assets attributable to the Databook, totaling RMB254.7 million as of December 31, 2019. See Note 24 for more detailed information.

The financial performance of Anguo and CC Information Limited in 2020 was significantly below the forecasts at acquisition as their business expansions were delayed due to impact of COVID-19. As such, the Group performed quantitative impairment tests for these reporting units with assistance of an independent valuation firm, and recorded full impairment totaling RMB12.6 million for goodwill of Anguo and CC Information Limited in the year ended December 31, 2020.

12. Long-term investment

	As of
	December 31,
	2019	2020
	RMB	RMB
Equity investments	29,733	28,625

The long-term investments were included in “Other non-current assets” as presented on the Group’s consolidated balance sheets.

As of December 31, 2019 and 2020, the Group’s long-term investments primarily included two equity investments in privately-held companies. In 2018, the Group invested in preferred shares of Firestorm Holdings Limited (“Firestorm”) with a consideration of cash in US$2,137 (RMB13,944). Firestorm operates an open platform in Indonesia for discovery and recommendation of financial products. The Group invested in preferred shares of Conflux Global (“Conflux”) with a consideration of cash in US$2,000 (RMB13,050). Conflux is a decentralized applications blockchain solution provider. These preferred shares invested are not considered in-substance ordinary shares and do not have readily determinable fair value, which are accounted for using the measurement alternative method. No adjustments for the fair value were made as no orderly transactions for the identical or similar investment of the same issuer were identified during the years ended December 31, 2019 and 2020. A full impairment of RMB1,663 was made in the year of 2019 for long-term investments held by Databook. No impairment was recorded for the year ended December 31, 2020.

13. Leases

The Group has operating leases for office buildings, with lease terms from within one year to around three years. There is no finance lease for the Group. A summary related to operating leases as of December 31, 2020 is as follows:

Amount
RMB
Operating lease right-of-use assets, net	17,064
Operating lease liabilities - current	8,995
Operating lease liabilities - non-current	6,666
Total operating lease liabilities	15,661
Weighted average remaining lease term	1.42
Weighted average discount rate	4.75%

Amount
RMB
Operating lease expenses	11,260
Short-term lease expenses	3,818
Total lease expenses *	15,078
Cash paid for amounts included in the measurement of lease liabilities	9,581
Supplemental noncash information on lease liabilities arising from obtaining right-of- use assets	18,942
*	The lease expenses were RMB24,518, RMB22,718 and RMB15,078 for the years ended December 31, 2018, 2019 and 2020, respectively.

A summary of maturity of operating lease liabilities under the Group’s non-cancelable operating leases as of December 31, 2020 is as follows:

Amount
RMB
2021	9,504
2022	6,696
2023	106
Total future minimum payments	16,306
Less: interest	645
Present value of operating lease liabilities	15,661

14. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of
	December 31,
	2019	2020
	RMB	RMB
Accrued liabilities for legal proceeding (Note 24)	60,000	60,000
Accrued payroll	57,275	51,072
Customer advance payments relating to Databook	47,703	47,703
Consideration payable of business combination	12,506	1,333
Operating lease liabilities	11,481	8,995
Accrued expenses	9,896	27,565
Payable to employees for proceeds from shares as sold	2,906	1,727
Others	22,251	22,471
Total	224,018	220,866

15. Short-term borrowings

In 2018 and 2020, one and two PRC subsidiaries obtained a loan facility of credit line of RMB130.0 million and 240.0 million with a fixed annual interest rate, respectively, issued by East West Bank (China) Limited and secured by short-term time deposits of US$20.7 million and US$15.0 million of Jianpu HK, respectively. In 2019, one PRC subsidiary obtained another loan facility of credit line of RMB250.0 million with a fixed annual interest rate, issued by Xiamen International Bank and secured by cash and short-term time deposits of US$10.0 million of Jianpu HK. These cash and short-term time deposits were accounted for as restricted cash and time deposits (see Note 5).

As of December 31, 2019 and 2020, the Group utilized part of the credit lines, and the balance of short-term borrowings was RMB60.0 million and RMB158.5 million, respectively. All of these borrowings were denominated in RMB and repayable within one year.

16. Income tax

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

PRC

In accordance with the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. Preferential tax treatments are granted to certain entities qualified as High and New Technology Enterprises (‘‘HNTEs’’). Certain PRC subsidiary of the Group obtained certificates of HNTEs and therefore are eligible to enjoy a preferential tax rate of 15% for three years, provided that they are qualified as HNTEs during such periods. The management expects that all the criteria to utilize this preferential tax treatment can be satisfied for the relevant annual tax filing during such periods. Accordingly, a preferential tax rate of 15% were applied for these entities, and other subsidiaries and VIEs of the Group in the PRC are subject to a uniform income tax rate of 25% for all periods presented.

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

Composition of income tax expenses/(benefits):

	For the Year
	Ended
	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Current income tax	(5,890)	8,788	365
Deferred income tax	1,417	(16,793)	(1,648)
Total	(4,473)	(8,005)	(1,283)

Reconciliation of the differences between statutory income tax rate and the effective income tax rate for the years ended December 31, 2018, 2019 and 2020 are as below:

	For the Year
	Ended
	December 31,
	2018	2019	2020
Statutory EIT rate	25.00%	25.00%	25.00%
Tax effect of preferential tax treatment	(11.04)%	(8.81)%	(3.65)%
Tax effect of permanent differences	0.88%	(1.73)%	2.78%
Changes in valuation allowance	(12.12)%	(12.97)%	(23.72)%
Effective income tax rate	2.72%	1.49%	0.41%

The following table sets forth the effect of preferential tax:

	For the Year
	Ended
	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Tax effect of preferential tax treatment	18,137	47,453	11,440
Basic and diluted loss per share effect	0.04	0.11	0.03

Composition of deferred tax assets and liabilities:

Deferred taxes assets and liabilities arising from PRC subsidiaries and VIEs were measured using the enacted tax rates for the periods in which they are expected to be reversed. The Group’s deferred tax assets and liabilities consist of the following components:

	As of December 31,
	2019	2020
	RMB	RMB
Deferred tax assets
Advances from customers	6,015	10,020
Accrued payroll and expenses	3,377	8,613
Allowances of credit losses	5,035	10,835
Allowances of impaired assets	1,804	1,804
Net operating loss carry-forwards	84,925	210,359
Advertising expenses in excess of deduction limit	12,250	4,519
Amortization of intangible assets	1,737	3,197
Total deferred tax assets	115,143	249,347
Less: Valuation allowance	(115,143)	(249,347)
Total deferred tax assets, net	—	—

	As of December 31,
	2019	2020
	RMB	RMB
Deferred tax liabilities
Intangible assets acquired from business combinations	5,801	5,146
Total deferred tax liabilities	5,801	5,146

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated losses, existence of taxable temporary differences and reversal periods.

The Group believes that it is more likely than not that the advertising expenses in excess of deduction limit will not be utilized in the future given the Group expects its advertising expenses will exceed the deduction limit in the foreseeable future. Full valuation allowance for the deferred tax assets arising from such advertising expenses were provided. In addition, the Group believed that it is more likely than not that the accumulated operating losses and other deferred tax assets for certain entities will not be utilized in the future given these entities had incurred net accumulated operating losses for income tax purposes since its inception. Therefore, the valuation allowances for these deferred tax assets were provided. The total valuation allowance provided were RMB115,143 and RMB249,347 as of December 31, 2019 and 2020 respectively.

Movement of valuation allowance:

	For the Year Ended
	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Balance at beginning of the year	33,980	45,618	115,143
Additions	20,678	80,468	153,830
Reversals	(9,040)	(10,943)	(19,626)
Balance at end of the year	45,618	115,143	249,347

17. Share-based compensation expenses

The following table sets forth the share-based compensation expenses included in each of the relevant accounts:

	For the Year
	Ended
	December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Cost of revenues	(724)	935	(186)	(29)
Sales and marketing expenses	6,772	8,549	295	45
Research and development expenses	13,435	16,063	(1,999)	(306)
General and administrative expenses	111,176	(19,157)	(2,439)	(374)
Total	130,659	6,390	(4,329)	(664)

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

The outstanding options under this plan immediately prior to the IPO were converted to options under the Global Share Plan upon the completion of the Company’s IPO (Note 17 (b)), and no more expenses were recognized under this plan thereafter. RONG360 has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future.

(b)         Global share plan

The Company adopted a Global Share Plan, of which the terms are substantially identical to the 2012 Share Plan of RONG360, effective upon the completion of the Company’s IPO. Pursuant to the Global Share Plan, the Company assumed all outstanding share options issued under the 2012 Share Plan of RONG360. Each one of the outstanding share options under the 2012 Share Plan with underlying shares of RONG360 were converted to one share option of the Company (i.e. the Platform Business) and one share option of RONG360’s other subsidiaries (i.e. the non-platform business) in a way that employees kept an equitable position immediately before and after the conversion. There was no significant incremental share-based compensation expense recorded as a result of the conversion.

In addition to the options converted from the Global Share Plan as aforementioned, the Group granted new options to eligible employees or nonemployees under this plan. Options granted were subject to a service condition, which requires the awards to vest in installments during the vesting periods ranged from one to seven years. Options granted typically expire in ten years from the respective vesting commencement date as stated in the grant letters.

The activities of share options granted under Jianpu’s Global Share Plan in relation to the share-based compensation expenses of the Group for the years ended December 31, 2018, 2019 and 2020 are summarized as below:

		Weighted	Aggregate	Weighted average
		average	intrinsic	remaining
	Number of	exercise prices	Value	contractual
	shares	US$/Share	US$	years
Outstanding as of December 31, 2017	18,640,845	0.21	44,454	7.14
Granted during the year	1,940,654	0.24	—	—
Forfeited during the year	(1,122,550)	0.53	—	—
Exercised during the year	(759,518)	0.10	—	—
Outstanding as of December 31, 2018	18,699,431	0.20	38,480	6.42
Granted during the year	19,340	0.56	—	—
Forfeited during the year	(427,014)	0.52	—	—
Exercised during the year	(10,011,528)	0.13	—	—
Outstanding as of December 31, 2019	8,280,229	0.25	2,829	6.54
Forfeited during the year	(111,244)	0.50	—	—
Exercised during the year	(663,508)	0.33	—	—
Outstanding as of December 31, 2020	7,505,477	0.28	176	5.53

The fair value of the options granted under Jianpu’s Global Share Plan in relation to the share-based compensation expenses for the years ended December 31, 2018 and 2019 are as follows, there was no option granted in 2020:

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

As of December 31, 2020, 7,505,477 share options of the Company were held by the Group’s employees and non-employees under Global Share Plan with the weighted average exercise price of US$0.28 per option and weighted average remaining contractual years of 5.53 years, out of which 6,874,534 options were exercisable with the weighted average exercise price of US$0.24 per option and weighted average remaining contractual years of 5.48 years. 574,208 share options were expected to be vested with the weighted average exercise price of US$0.25 per option and weighted average remaining contractual years of 5.88 years. The aggregate intrinsic value of the outstanding options, exercisable options and share options expected to be vested as of December 31, 2020 are US$176, US$178 and US$4 respectively. There were RMB1,216 of unrecognized share-based compensation expenses, which are expected to be recognized over a weighted-average period of 0.93 years.

As of December 31, 2020, 1,264,032 share options of the Company were held by the employees of the Group’s related parties for non-platform business under the Global Share Plan with the weighted average exercise price of US$0.44 per option and weighted average remaining contractual years of 6.61 years, out of which 920,379 options were exercisable with the weighted average exercise price of US$0.40 per option and weighted average remaining contractual years of 6.21 years. 314,029 share options were expected to be vested with the weighted average exercise price of US$0.56 per option and weighted average remaining contractual years of 7.70 years. The aggregate intrinsic value of the outstanding options, exercisable options and share options expected to be vested as of December 31, 2020 are US$18, US$18 and nil respectively. The share options granted to employees of the Group’s related parties for non-platform business were accounted for as deemed dividend from the Company to its shareholders, as these employees do not provide services to the Company. The share awards were measured based on the fair value as of the grant date. The amount recognized as deemed dividend were RMB9,402, RMB14 and nil for the years ended December 31, 2018, 2019 and 2020, respectively.

As of December 31, 2020, 17,455,030 share options with underlying shares of non-platform business were held by the Group’s employees under the Global Share Plan. The vesting of such awards is conditional upon the fulfillment of requisite service conditions to the Company and listing of non-platform business. The cost relating to such share-based awards succeeded from 2012 Share Plan of RONG360 are recognized by the Company as a shareholder contribution as the award will ultimately be settled by RONG360. The award is accounted for as a financial derivative and initially measured at its fair value in accordance with ASC 815-10-55-46 through 55-48, and the related expense will be recognized over the requisite service period in the consolidated income statements with a corresponding credit to additional paid-in capital. Subsequent changes in the fair value of the award are recorded in the consolidated income statement through the date on which the underlying award are settled. The share-based compensation expenses recognized for the year ended December 31, 2020 in relation to share options with underlying share of non-platform business granted to the Group employees under the Global Share Plan were reversal of RMB11,751 due to decrease in the fair value of underlying share of non-platform business.

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

In the fourth quarter of 2019, the Group evaluated each of the underlying performance conditions related to the outstanding options with performance conditions, and determined that it was not probable that the performance condition relating to year 2020 would be met for the 6,214,370 share options granted in 2017. Consequently, the Group reversed all previously recognized share-based compensation expenses related to these awards of RMB96,831, and the performance condition for these share options was modified to link to performance of year 2021, which was assessed as probable to achieve. In accordance with ASC 718, such modification is a Type III modification because the original condition is not expected to be satisfied as of the modification date. The fair value of the 6,214,370 shares options of the modified performance conditions was re-measured and the aggregate grant date fair value is RMB25,838. The Group recognized the incremental value as share-based compensation expenses for vested awards amounting to RMB17,225 in the fourth quarter of 2019. According to the actual performance of year 2020, management assessed that the performance target for these options with performance conditions were not probable to be achieved, and consequently the Group reversed all previously recognized share-based compensation expenses related to these awards in the fourth quarter of 2020.

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

The activities of share options granted under Jianpu’s 2017 Share Incentive Plan in relation to the share-based compensation expenses of the Group for the years ended December 31, 2019 and 2020 are summarized as below:

		Weighted	Aggregate	Weighted average
		average	intrinsic	remaining
	Number of	exercise prices	Value	contractual
	shares	US$/Share	US$	years
Outstanding as of December 31, 2018	15,888,593	0.01	35,644	9.27
Granted during the year	7,183,239	0.01	—	—
Forfeited during the year	(1,337,432)	0.01	—	—
Exercised during the year	(4,344,515)	0.01	—	—
Outstanding as of December 31, 2019	17,389,885	0.01	10,190	8.92
Granted during the year	3,863,034	0.01	—	—
Forfeited during the year	(2,044,547)	0.01	—	—
Exercised during the year	(275,315)	0.01	—	—
Outstanding as of December 31, 2020	18,933,057	0.01	2,688	8.25

The estimated fair value of each option grant is based on the market price of the underlying ordinary share of the Company on the same date.

As of December 31, 2020, 18,933,057 share options of the Company were granted under 2017 Share Incentive Plan with the weighted average exercise price of US$0.01 per option and weighted average remaining contractual years of 8.25 years, out of which 5,858,622 options were exercisable with the weighted average exercise price of US$0.01 per option and weighted average remaining contractual years of 7.96 years. 8,885,022 share options were expected to be vested with the weighted average exercise price of US$0.01 per option and weighted average remaining contractual years of 8.94 years. The aggregate intrinsic value of the outstanding options, exercisable options and share options expected to be vested as of December 31, 2020 are US$2,688 , US$832 and US$1,262 respectively. For the years ended December 31, 2019 and 2020, share-based compensation expenses recognized associated with the share options granted by the Company were negative RMB15,632 and RMB4,312. There were RMB22,033 of unrecognized share-based compensation expenses, which are expected to be recognized over a weighted-average period of 2.21 years.

As of December 31, 2020, 772,790 share options of the Company were held by the employees of the Group’s related parties for non-platform business under the 2017 Share Incentive Plan with the weighted average exercise price of US$0.01 per option and weighted average remaining contractual years of 8.27 years, out of which 336,910 options were exercisable with the weighted average exercise price of US$0.01 per option and weighted average remaining contractual years of 7.58 years. 419,185 share options were expected to be vested with the weighted average exercise price of US$0.01 per option and weighted average remaining contractual years of 8.68 years. The aggregate intrinsic value of the outstanding options, exercisable options and share options expected to be vested as of December 31, 2020 are US$110, US$48 and US$60 respectively. The share options granted to employees of non-platform business were accounted for as deemed dividend from the Company to its shareholders, as these employees do not provide services to the Company. The share awards were measured based on the fair value as of the grant date. The amount recognized as deemed dividend were RMB7,912, RMB1,915 and RMB171 for the years ended December 31, 2018, 2019 and 2020.

18. Ordinary shares

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

In June 2018, the Company issued 5,772,447 Class A ordinary shares for the business combination of Databook. Please refer to Note 8 Business combinations for details.

In August 2018, the Company issued 8,000,000 Class A ordinary shares and then designated to treasury stocks for options to be exercised in the future.

In June 2019, 6,000,000 Class B ordinary shares were redesignated to Class A ordinary shares.

In June 2019, the Company issued 2,400,000 Class A ordinary shares for the transactions with noncontrolling shareholders of Databook in June 2019. Please refer to Note 8 Business combinations for details.

19. Share repurchase program

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

During the year ended December 31, 2018, the Company had repurchased 2,249,831 ADSs for US$10,151 under these programs on the open market, at a weighted average price of US$4.51 per ADS. During the year ended December 31, 2019, the Company had repurchased 4,075,139 ADSs for US$19,849 under these programs on the open market, at a weighted average price of US$4.87 per ADS. During the year ended December 31, 2020, the Company did not repurchase ADSs. The Company accounts for repurchased ordinary shares under the cost method and includes such treasury stock as a component of the shareholders’ equity. The number of ADSs repurchased, total amount and weighted average price paid for ADSs repurchase do not give retroactive effect to the change in the ratio of ADSs to Class A ordinary shares from two ADSs to five Class A ordinary shares to one ADS to twenty Class A ordinary shares, which became effective on October 30, 2020.

The Company had accumulatively repurchased US$30 million of ADSs and closed these two programs in the third quarter of 2019.

20. Loss per share

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

The Company issued ordinary shares to RONG360 in connection with the Reorganization in September 2017 (See Note 1 and Note 18). 345,541,350 ordinary shares were issued and outstanding upon the completion of the Reorganization (See Note 1 and Note 18) in October 2017, which are held by RONG360. Basic and diluted net loss per ordinary share reflecting the effect of the issuance of ordinary shares to RONG360 are presented as follows, as if they had been existed since January 1, 2016.

Basic and diluted net loss per ordinary share for each of the years are presented as follows:

	For the Year Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
	(In thousands,	(In thousands,	(In thousands,	(In thousands,
	except	except	except	except
	for share	for share	for share	for share
	and per	and per	and per	and per
	share data)	share data)	share data)	share data)
Numerator:
Net loss	(164,615)	(451,760)	(304,147)	(46,613)
Numerator for basic and diluted net loss per share	(164,615)	(451,760)	(304,147)	(46,613)
Denominator:
Weighted average number of ordinary shares	417,315,644	420,575,827	423,096,353	423,096,353
Denominator for basic and diluted net loss per share	417,315,644	420,575,827	423,096,353	423,096,353
Net loss per ordinary share:
Basic and diluted	(0.39)	(1.07)	(0.72)	(0.11)

Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the respective year. The potential ordinary shares of restricted shares and share options were excluded from the diluted loss net per share calculations because to do so would be antidilutive for all the periods presented. The numbers of share options excluded from the calculation of diluted net loss per share of the Company were 38,073,598, 28,081,052 and 28,873,176 as of December 31, 2018, 2019 and 2020 respectively.

21. Related party transactions

The following sets forth significant related party transactions of the Group during the years presented:

	For the Year Ended
	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Revenues from recommendation services for loans generated from RONG360 (a)	105,492	31,980	4,757
Revenues from big data and system-based risk management services generated from RONG360 (a)	13,405	6,858	3,626
Administrative expenses charged to RONG360 (b)	10,000	4,000	2,000
Sales and marketing expenses charged by RONG360 (c)	—	—	(206)
Sales and marketing expenses charged by related party A (d)	(51,753)	(21,099)	—
Research and development expenses charged by RONG360 (e)	—	(2,162)	(1,480)
Collection handling services provided by RONG360 (f)	(4,644)	—	—
Business combination transaction with related party B (g)	(6,250)	—	—
Data acquisition cost charged by related party C (h)	—	—	(2,102)

The following sets forth related party outstanding balance:

	As of
	December 31,
	2019	2020
Amount due to RONG360 (i)	(24,345)	(468)
Amount due to related party A (d)	(3,715)	—
Amount due to related party B (g)	(6,250)	(8,729)
Amount due from related party C (h)	7,082	—
Amount due from other related parties	—	574
(a)	RONG360’s business comprised the Platform Business segment and non-platform Business segment prior to the Reorganization, thus transactions between the Group’s Predecessor Operation, i.e. the Platform Business, and non-Platform business segment of RONG360 are accounted for as related party transactions. After the Share Distribution, RONG360 is still considered as a related party of the Group due to the existence of some same major shareholders of RONG360 and the Company. The Group provided loan recommendation services and big data and system-based risk management services to the non-platform Business segment of RONG360 and the related service fees were charged at a standard fee rate same as that charged to third party customers.
(b)	Following the Reorganization, the administrative expenses allocated to RONG360 consist of various expenses attributable to the non-platform business segment of RONG360, including expenses related to operational, administrative, human resources, legal, accounting and internal control support pursuant to the transitional services arrangement (see Note 1(b)).
(c)	RONG360 charged the Group sales and marketing expenses for providing advertising and marketing services to the Group for the year ended December 31, 2020.
(d)	Related party A (minority investee of a company owned by two founders of the Company) and its subsidiary charged the Group advertising and marketing expenses for providing advertising and marketing service to the Group for the years ended December 31, 2018 and 2019. The Group set the pricing terms with this related party by mirroring the corresponding terms entered into between banks or their agents and the Group.

(e)	RONG360 charged the Group research and development expenses for providing research and development services to the Group for the year ended December 31, 2019 and 2020.
(f)	Following the Reorganization, RONG360 charged the Group collection handling fees for the revenue amount billed to third parties through RONG360 by the Group. As of December 31, 2019 and 2020, the accounts receivable billed through RONG360 amounting to RMB3,549 and nil, respectively.
(g)	The Group obtained control of KTN from related party B (a company owned by two founders of the Company before September 2020, and controled by a founder of the Company afterwards) in October 2018. The balance represented the unpaid consideration. Please refer to Note 8 Business combinations for more details. The balance in 2020 increased due to fundings provided to the Group.
(h)	The Group invested in and owned 15% of the preference shares of related party C. Related party C facilitated the fee collection for the Group’s services delivered in year 2019 and charged the Group data acquisition cost for the services delivered in year 2020.
(i)	The balance decrease reflected the aforementioned related party transactions and related settlements between RONG360 and the Group, as well as various operational payments made by RONG360 on behalf of the Group.

22. Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB65,727, RMB81,278 and RMB37,553 for the years ended December 31, 2018, 2019 and 2020, respectively.

23. Commitments and contingencies

Short-term lease commitments

The Group has leased office premises under non-cancellable short-term operating lease agreements. Future aggregate minimum lease payments under non-cancellable short-term operating leases agreements are as follows:

As of
December 31,
2020
RMB
Within one year	4,771
Total	4,771

Capital and other commitments

The Group did not have significant capital and other commitments as of December 31, 2019 and 2020.

Contingencies

The Company and certain of its officers and directors have been named as defendants in a putative securities class action filed on October 25, 2018 in the United States District Court for the Southern District of New York. The action was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their purchase of the Company’s ADSs pursuant to the Company’s IPO. The plaintiffs alleged that the Company made misstatements and omissions in connection with its IPO in violation of the Securities Act of 1933. On January 10, 2019, the court entered an order appointing lead plaintiffs of this case, and on March 28, 2019, a consolidated amended complaint was filed. On September 27, 2020, the court denied the defendants’ motion to dismiss. By letter dated August 21, 2021, the parties notified the court that they have reached an agreement-in-principle to settle this action, subject to, among other items, definitive documentation and the Court’s approval. There is no guarantee that the Court will approve the settlement. The Company expects the settlement amount, subject to approval by the Court and the insurers’assessment, to be covered by directors and officers liability insurance.

The Company and certain of its officers have been named as defendants in another putative securities class action filed on February 17, 2021 in the United States District Court for the Southern District of New York. The plaintiffs alleged that certain of the Company’s disclosures since the first quarter of 2018 contained material misstatements and omissions in violation of the Securities Exchange Act of 1934. On July 20, 2021, Plaintiffs filed an amended class action complaint. On September 3, 2021, the Group filed a motion to dismiss. Briefing on the motion is expected to be completed in November 2021. The action otherwise remains in its preliminary stage and the Group is currently unable to estimate the possible loss or a possible range of loss.

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

24. Subsequent event

As mentioned in Note 11, in September 2019, the business of Databook was suspended for an investigation conducted against Databook and certain of its employees by competent authorities in relation to the compliance of information collection or use. The investigation of Databook initiated in 2019 has concluded in January 2021. Databook was imposed confiscation of gains of RMB30 million and also a fine of RMB30 million, total amount of RMB60 million was paid in January 2021, and certain employees of Databook have been charged with criminal liabilities, neither other entities of the Group nor directors or officers of the Company were involved. According to ASC 855, it’s a first type subsequent event that provides additional evidence about conditions that existed at the date of the balance sheet as of December 31, 2019. Thus, the Group reversed RMB30 million in revenues of big data and system-based risk management services, recorded RMB30 million as penalties, and accrued additional current income tax expenses of RMB10.0 million in 2019, which were reflected in the Form 20-F of 2019. As of December 31, 2020, totaling RMB151.6 million of restricted cash and wealth management products recognized as long-term assets as of December 31, 2019 were reclassified to current assets. The net assets of Databook included in the consolidated balance sheet of the Group (which are principally comprised of restricted cash and wealth management products, offset by accounts payable, tax payable, and accrued liabilities) was RMB18.8 million as of December 31, 2020.

25. Restricted net assets

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

The Group performed a test on the restricted net assets of its consolidated subsidiaries and VIEs (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements”. Such restricted net assets amounting to approximately RMB83.8 million, or 11.97% of the Group’s total consolidated net assets, as of December 31, 2020.