Form 20-F
period 2021-12-31
Jianpu Technology Inc.
filed 2022-04-29
CIK 1713923

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                       to

Commission file number: 001-38278

Jianpu Technology Inc.
(Exact Name of Registrant as Specified in Its Charter)

Not Applicable
(Translation of Registrant’s Name Into English)

Cayman Islands
(Jurisdiction of Incorporation or Organization)
21/F Internet Finance Center, Danling Street, Beijing People’s Republic of China

(Address of principal executive offices)

Yilü (Oscar) Chen, Chief Financial Officer

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

As of December 31, 2021, there were 423,677,480 ordinary shares outstanding, par value US$0.0001 per share, being the sum of 327,205,685 Class A ordinary shares and 96,471,795 Class B ordinary shares.

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

☐ Yes   ⌧ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

i

EXPLANATORY NOTE

Our annual consolidated financial statements for the years ended December 31, 2019, 2020 and 2021 have been audited by PricewaterhouseCoopers Zhong Tian LLP in accordance with the standards of the Public Company Accounting Oversight Board (United States). As previously disclosed in the Explanatory Note to our annual reports on Form 20-F for the years ended December 31, 2019 and 2020 filed on April 30, 2021 and October 29, 2021, respectively, our consolidated financial statements for the year ended December 31, 2018 have been restated. Our previously issued consolidated financial statements (and the related audit opinion) included in our annual report on Form 20-F for the year ended December 31, 2018 should not be relied upon. The restatement of our consolidated financial statements (the “Restatement”) as of and for the year ended December 31, 2018 has resulted in certain changes to our consolidated financial statements previously issued.

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

ii

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	“ADSs” refers to our American depositary shares, each of which represents 20 Class A ordinary shares. Except as otherwise indicated, all ADS and per ADS data in this annual report give retroactive effect to the change in the ratio of ADSs to Class A ordinary shares (the “ADS Ratio”) from two ADSs to five Class A ordinary shares to one ADS to 20 Class A ordinary shares, which became effective on October 30, 2020;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong, and Macau;
●	“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.0001 per share;
●	“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.0001 per share;
●	“Restructuring” refers to a corporate restructuring we completed in 2018 in order to strengthen our positioning as an independent open platform (for more information, see “Item 4. Information on the Company—A. History and Development of the Company”). As part of the Restructuring, all business operations previously operated by RONG360 prior to the Restructuring except for the digital lending business was transferred from RONG360 to us;
●	“RONG360” means RONG360 Inc., a Cayman Islands exempted company, its subsidiaries and its consolidated variable interest entity, but, prior to the Restructuring, exclude Jianpu Technology Inc., its subsidiaries and its consolidated variable interest entities;
●	“shares” or “ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	“VIE” refers to variable interest entity, and “the VIEs” refer to Beijing Rongdiandian Information Technology Co., Ltd. (“RDD”), Beijing Kartner Information Technology Co., Ltd. (“KTN”), Beijing Guangkezhixun Information Technology Co., Ltd. (“GKZX”), Hangzhou Haishi Smart Technology Co., Ltd. ("HST," formerly known as Hangzhou Scorpion Technology Co., Ltd.) and Beijing Tianyi Chuangshi Technology Co., Ltd. (“TCT”); and
●	“we,” “us,” “our company” and “our” refer to Jianpu Technology Inc., a Cayman Islands exempted company with limited liability and its subsidiaries and, in the context of describing our operations and consolidated financial information, also include the VIEs and their subsidiaries in China, provided that prior to the Restructuring, excludes the digital lending business that was previously operated by and was continued to be carried out by RONG360 after the Restructuring.

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

Our reporting currency is the Renminbi because our business is mainly conducted in China and substantially all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.3726 to US$1.00, the exchange rate in effect on December 30, 2021 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;
●	our future business development, financial condition and results of operations;
●	expected changes in our revenues, costs or expenditures;
●	our expectations regarding demand for and market acceptance of our services;
●	our expectation regarding the impact of any communicable diseases, specifically COVID-19, on our business, financial condition and results of operations;
●	prospects for and competition in our industry, and
●	government policies and regulations relating to us, and their future development.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIEs

Jianpu Technology Inc. is not an operating company in China but a Cayman Islands holding company with no equity ownership in the VIEs. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements and their subsidiaries in China. PRC laws and regulations impose restrictions on foreign direct investment in companies involved in the value-added telecommunication services. Therefore, we operate such business or may operate certain other businesses which are also subject to foreign investment restrictions in China through Beijing Rongdiandian Information Technology Co., Ltd. ("RDD"), Beijing Kartner Information Technology Co., Ltd. ("KTN"), Beijing Guangkezhixun Information Technology Co., Ltd. ("GKZX"), Hangzhou Haishi Smart Technology Co., Ltd. ("HST") and Beijing Tianyi Chuangshi Technology Co., Ltd. ("TCT"), which we refer to collectively as "the VIEs" in this annual report, and rely on contractual arrangements among our PRC subsidiaries, the VIEs and their respective nominee shareholders to control the business operations of the VIEs. Revenues, excluding intercompany revenues, contributed by the VIEs accounted for 4.9%, 9.4% and 18.1% of our total revenues for the year ended December 31, 2019, 2020 and 2021, respectively. As used in this annual report, "we," "us," "our company" or "our" refers to Jianpu Technology Inc., a Cayman Islands exempted company with limited liability and its subsidiaries and, in the context of describing our operations and consolidated financial information, also include the VIEs and their subsidiaries in China, provided that prior to the Restructuring, excludes the digital lending business that was previously operated by and was continued to be carried out by RONG360 after the Restructuring. Holders of our ADSs hold equity interest in Jianpu Technology Inc., our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIEs.

We have entered into a series of contractual arrangements, including exclusive purchase option agreements, exclusive business cooperation agreements, equity pledge agreements and powers of attorneys, with the VIEs and their shareholders. In particular, through the exclusive purchase option agreements, the shareholders of the VIEs irrevocably grant our PRC subsidiaries exclusive options to purchase all or part of the shareholders’ equity interests in the VIEs and all or part of the assets of the VIEs to the extent permitted under PRC law. Through the equity pledge agreements, the shareholders of the VIEs pledge all of their equity interests in the VIEs to guarantee their and the VIEs’ performance of their obligations under the contractual arrangements. Pursuant to the powers of attorneys, the shareholders of the VIEs appoint our PRC subsidiaries as their attorneys-in-fact to exercise all shareholder rights in the VIEs. Through the exclusive business cooperation agreements, our PRC subsidiaries have the exclusive right to provide the VIEs with technical, consulting and other services needed for the business of the VIEs and are entitled to receive a service fee from the VIEs in return. These contractual arrangements allow us to exercise effective control over the VIEs, receive substantially all of the economic benefits of the VIEs, and have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we are regarded as the primary beneficiary of the VIEs. We consolidate the financial results of the VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. For more details, see "Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure- The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition." and "Item 4 Information on the Company-C. Organizational Structure-Contractual Arrangements with the VIEs."

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs, and we may incur substantial costs to enforce the terms of the arrangements. In addition, these agreements have not been tested in Chinese courts. See "Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure-We rely on contractual arrangements with the VIEs and their shareholders to exercise control over a significant part of our business, which may not be as effective as direct ownership in providing operational control" and “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure-The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. Our holding company, our PRC subsidiaries, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under "Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure."

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see "Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Uncertainties with respect to the PRC legal system could adversely affect us."

The following diagram illustrates the principal entities in our corporate structure as of the date of this annual report:

Note:

(1)	The VIEs include RDD, KTN, GKZX, HST and TCT. Shareholders of RDD and their respective shareholdings in RDD and relationship with our company are (i) Jiayan Lu (40%), our chief operating officer and co-founder; (ii) Huijing Ye (40%), family member of one of our co-founders; and (iii) Caofeng Liu (20%), our chief technology officer and co-founder. Shareholders of KTN and their respective shareholdings in KTN and relationship with our company are (i) Hui Li (60%), our employee; and (ii) Yang Liu (40%), our employee. Shareholders of GKZX and their respective shareholdings in GKZX and relationship with our company are (i) Xiang Zhu (5%), our employee; and (ii) Deyou Zhou (95%), our employee. The shareholding structure of GKZX was updated in both 2021 and 2022 and concurrent with each completion of equity transfer in GKZX, the previous contractual arrangements we entered into with GKZX’s then previous shareholders that provided us effective control over GKZX were terminated and a new set of contractual arrangements with the same terms were entered into with GKZX’s then current shareholders. Shareholders of HST and their respective shareholdings in HST and relationship with our company are (i) Hangzhou Magic Ant Investment Management Partnership (limited partnership) (73.8%), an investment holding company controlled by the founder of Databook Tech Ltd. and its subsidiaries and VIE, collectively referred to as Databook in this annual report; and (ii) Tingxin Lu (26.2%), family member of one of our co-founders. Our contractual arrangements with HST and its shareholders are entered into through our wholly owned subsidiary, Hangzhou Magnet Technology Co., Ltd. Shareholders of TCT and their respective shareholdings in TCT and relationship with our company are (i) Xiaoqing Hu (51%), our employee; and (ii) Yuexuan Gao (49%), our employee. The VIEs’ major subsidiary includes RDD’s subsidiary, Shanghai Anguo Insurance Brokerage Co., Ltd.

Permissions Required from the PRC Authorities for Our Operations and the Operations of the VIEs and Securities Issuances to Foreign Investors

Due to the restriction of foreign investment in providing value-added telecommunication services in China under PRC laws and regulations, including internet information provision services, we rely on the contractual arrangements with RDD, one of the VIEs, to provide such services. RDD has obtained a value-added telecommunication services license for internet information services, known as an ICP license, issued by the Beijing Telecommunication Administration in July 2017. Any challenge to the validity of these arrangements may significantly disrupt our business, subject us to sanctions including revoking the business licenses and/or ICP license or other operating licenses of such entities, compromise enforceability of our contractual arrangements, or have other harmful effects on us. See "Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure-If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations."

In addition, we operate insurance brokerage business through Shanghai Anguo Insurance Brokerage Co., Ltd., which holds an insurance brokerage business license. The insurance brokerage business is a highly regulated industry in China, and the China Banking and Insurance Regulatory Commission, or the CBIRC, has extensive authority to supervise and regulate the insurance industry in China and has been enhancing its supervision over this industry in recent years, and new laws, regulations and regulatory requirements have been promulgated and implemented from time to time. If any non-compliance incidents in our insurance brokerage business operation are identified, we may be required to take certain rectification measures in accordance with applicable laws and regulations, or we may be subject to other administrative penalties. See "Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies and other businesses we are or will be engaged in."

Furthermore, for issuances of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we (i) have not received any requirement from competent PRC governmental authorities to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) have not received any requirement from competent PRC governmental authorities to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority. Meanwhile, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and filing with the CSRC or other requirements from the CSRC or other requirements from the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board (United States), or the PCAOB, for three consecutive years (or two consecutive years if the proposed changes to the law are enacted) beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States or other foreign exchange. The related risks and uncertainties could cause the value of our ADSs to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash Flows through Our Organization

Jianpu Technology Inc. is a holding company with no material operations of its own. We conduct our operations in China primarily through our PRC subsidiaries and the VIEs in China. As a result, although other means are available for us to obtain financing at the holding company level, Jianpu Technology Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur depend upon dividends paid by our PRC subsidiaries and service fees paid by the VIEs. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to Jianpu Technology Inc. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to Jianpu Technology Inc. only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and the VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Holding Company Structure.”

Under PRC laws and regulations, our PRC subsidiaries and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or the SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the VIEs in which we have no legal ownership, totaling RMB197.6 million, RMB83.8 million and RMB133.3 million (US$20.9 million) as of December 31, 2019, 2020 and 2021, respectively. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business."

Under PRC law, Jianpu Technology Inc. may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. For risks relating to the fund flows of our operations in China, see "Item 3. Key Information-Risk Factors-Risks Related to Doing Business in China-We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business."

In the years ended December 31, 2019, 2020 and 2021, Jianpu Technology Inc. extended loans with outstanding principal amount of RMB268.2 million, RMB65.9 million and nil, respectively, to our intermediate holding companies and subsidiaries, and received repayments of nil, nil and RMB25.1 million, respectively. In the years ended December 31, 2019, 2020 and 2021, the VIEs received RMB30.0 million, RMB9.6 million and RMB1.0 million, respectively, as capital investment (in the form of loans extended to nominee shareholders from our PRC subsidiaries) or as loans from our PRC subsidiaries. The VIEs may transfer cash to our PRC subsidiaries by paying service fees according to the contractual arrangements. For the years ended December 31, 2019, 2020 and 2021, no service fees were paid by the VIEs to our PRC subsidiaries.

Jianpu Technology Inc. has not declared or paid any cash dividends, nor has any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See "Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Dividend Policy." For the Cayman Islands, PRC and United States federal income tax considerations of an investment in our ADSs, see "Item 10. Additional Information-E. Taxation."

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Tax calculation (1)
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)

Under the terms of the contractual arrangements with the VIEs, our PRC subsidiaries may charge the VIEs for services provided to the VIEs. These service fees shall be recognized as expenses of the VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and the VIEs file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIEs and as income by our PRC subsidiaries and are tax neutral.

(3)

Certain of our subsidiaries and the VIEs qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)

The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the VIEs will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIEs exceed the service fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), the VIEs could make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIEs. This would result in such transfer being non-deductible expenses for the VIEs but still taxable income for the PRC subsidiaries. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management believes that there is only a remote possibility that this scenario would happen.

Financial Information Related to the VIEs

The following table presents the condensed consolidating schedule of financial position for Jianpu Technology Inc., its wholly-owned subsidiaries (“WFOEs”) that are the primary beneficiaries of the VIEs under U.S. GAAP (the “Primary Beneficiaries of VIEs”), its other subsidiaries that are not the Primary Beneficiaries of the VIEs (the “Other Subsidiaries”), and the VIEs and their subsidiaries that we consolidate as of the dates presented.

	As of December 31, 2021
			Primary	VIEs and
		Other	Beneficiaries	their	Eliminating	Consolidated
	Parent	subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	in RMB thousands
Consolidating Schedule of Financial Position
ASSETS
Current assets:
Cash and cash equivalents	1,952	380,887	45,655	16,439	—	444,933
Time deposits	—	—	10,000	—	—	10,000
Restricted cash and time deposits	—	234,601	—	—	—	234,601
Short-term investment	—	—	35,950	—	—	35,950
Accounts receivable, net	—	106,815	26,344	42,006	—	175,165
Amount due from related party	10,779	(40,139)	—	29,500	—	140
Amount due from subsidiaries and VIEs(1)	—	20,896	47,562	—	(68,458)	—
Prepayments and other current assets	1,152	16,268	28,898	7,148	—	53,466
Total current assets	13,883	719,328	194,409	95,093	(68,458)	954,255
Non-current assets:
Property and equipment, net	—	295	2,179	10,143	—	12,617
Intangible assets, net	1,063	5,419	256	14,937	—	21,675
Goodwill	—	10,236	—	—	—	10,236
Restricted cash, time deposit and investment	23,293	—	8,973	5,000	—	37,266
Amount due from subsidiaries and VIEs(1)	1,245,224	—	56,903	—	(1,302,127)	—
Other non-current assets	13,625	10,112	10,103	33	—	33,873
Total non-current assets	1,283,205	26,062	78,414	30,113	(1,302,127)	115,667
Total assets	1,297,088	745,390	272,823	125,206	(1,370,585)	1,069,922

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	—	—	181,853	—	—	181,853
Accounts payable	717	22,558	50,649	29,858	—	103,782
Advances from customers	—	2,491	43,060	1,670	—	47,221
Tax payable	—	62	1,002	13,606	—	14,670
Amount due to related party	—	—	26,923	2,347	—	29,270
Amount due to subsidiaries and VIEs(1)	—	50,230	4,576	13,652	(68,458)	—
Deficit/(investment) in subsidiaries(2)	723,803	99,666	(16,503)	—	(806,966)	—
Deficit/(investment) in VIEs(3)	—	—	5,106	—	(5,106)	—
Accrued expenses and other current liabilities	1,895	27,179	57,983	65,464	—	152,521
Total current liabilities	726,415	202,186	354,649	126,597	(880,530)	529,317
Non-current liabilities:
Deferred tax liabilities	—	834	—	3,715	—	4,549
Amount due to subsidiaries and VIEs(1)	56,903	1,245,224	—	—	(1,302,127)	—
Other non-current liabilities	12,265	2	1,337	—	—	13,604
Total non-current liabilities	69,168	1,246,060	1,337	3,715	(1,302,127)	18,153
Total liabilities	795,583	1,448,246	355,986	130,312	(2,182,657)	547,470
Mezzanine equity:
Redeemable non-controlling interest	—	1,689	—	—	—	1,689
Total Jianpu’s shareholders’ equity/(deficit)	501,505	(723,803)	(83,163)	(5,106)	812,072	501,505
Non-controlling interests	—	19,258	—	—	—	19,258
Total shareholders’ equity/(deficit)	501,505	(704,545)	(83,163)	(5,106)	812,072	520,763
Total liabilities, mezzanine equity and shareholders’ equity/(deficit)	1,297,088	745,390	272,823	125,206	(1,370,585)	1,069,922

	As of December 31, 2020
			Primary	VIEs and
		Other	Beneficiaries	their	Eliminating	Consolidated
	Parent	subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	in RMB thousands
Consolidating Schedule of Financial Position
ASSETS
Current assets:
Cash and cash equivalents	5,615	449,740	78,975	15,649	—	549,979
Restricted cash and time deposits	1,488	268,176	97,014	24,747	—	391,425
Short-term investment	—	—	20,000	—	—	20,000
Accounts receivable, net	—	102,481	118,233	19,410	—	240,124
Amount due from related party	13,050	(43,665)	—	31,487	—	872
Amount due from subsidiaries and VIEs(1)	—	8,473	—	99,397	(107,870)	—
Prepayments and other current assets	2,102	19,610	34,401	10,182	—	66,295
Total current assets	22,255	804,815	348,623	200,872	(107,870)	1,268,695

Non-current assets:
Property and equipment, net	—	378	6,065	11,671	—	18,114
Intangible assets, net	1,368	167	—	23,637	—	25,172
Goodwill	—	10,236	—	—	—	10,236
Restricted cash, time deposit and investment	22,327	—	7,254	5,000	—	34,581
Amount due from subsidiaries and VIEs(1)	1,287,414	—	59,237	—	(1,346,651)	—
Other non-current assets	26,994	1,632	18,242	68	—	46,936
Total non-current assets	1,338,103	12,413	90,798	40,376	(1,346,651)	135,039
Total assets	1,360,358	817,228	439,421	241,248	(1,454,521)	1,403,734

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	—	—	158,477	—	—	158,477
Accounts payable	877	29,757	137,861	17,409	—	185,904
Advances from customers	—	3,206	47,224	3,845	—	54,275
Tax payable	—	1,674	3,070	19,315	—	24,059
Amount due to related party	—	—	4,776	4,719	—	9,495
Amount due to subsidiaries and VIEs(1)	—	54,648	53,222	—	(107,870)	—
Deficit/(investment) in subsidiaries(2)	577,872	(23,622)	(20,316)	—	(533,934)	—
Deficit/(investment) in VIEs(3)	—	—	(64,448)	—	64,448	—
Accrued expenses and other current liabilities	14,832	9,569	68,953	127,512	—	220,866
Total current liabilities	593,581	75,232	388,819	172,800	(577,356)	653,076

Non-current liabilities:
Deferred tax liabilities	—	1,146	—	4,000	—	5,146
Amount due to subsidiaries and VIEs(1)	59,237	1,287,414	—	—	(1,346,651)	—
Other non-current liabilities	7,190	6,020	6,664	—	—	19,874
Total non-current liabilities	66,427	1,294,580	6,664	4,000	(1,346,651)	25,020
Total liabilities	660,008	1,369,812	395,483	176,800	(1,924,007)	678,096
Mezzanine equity:
Redeemable non-controlling interest	—	1,455	—	—	—	1,455
Total Jianpu’s shareholders’ equity/(deficit)	700,350	(577,872)	43,938	64,448	469,486	700,350
Non-controlling interests	—	23,833	—	—	—	23,833
Total shareholders’ equity/(deficit)	700,350	(554,039)	43,938	64,448	469,486	724,183
Total liabilities, mezzanine equity and shareholders’ equity/(deficit)	1,360,358	817,228	439,421	241,248	(1,454,521)	1,403,734

The following tables present the condensed consolidating schedules of results of operations and cash flows for Jianpu Technology Inc., the Primary Beneficiaries of VIEs, the Other Subsidiaries, and the VIEs and their subsidiaries that we consolidate as of the dates presented.

	For the Year Ended December 31, 2021
			Primary	VIEs and
		Other	Beneficiaries	their	Eliminating	Consolidated
Condensed Consolidating Schedule of Results of Operations	Parent	subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	in RMB thousands
Third-party revenues	—	406,082	253,427	145,538	—	805,047
Inter-company revenues (4)	—	15,560	285,740	266,617	(567,917)	—
Third-party costs and expenses	(22,424)	(196,934)	(401,197)	(442,995)	—	(1,063,550)
Inter-company costs and expenses(5)	—	(268,058)	(266,617)	(33,242)	567,917	—
Loss from subsidiaries(6)	(178,242)	(193,920)	(3,813)	—	375,975	—
Loss from VIEs(7)	—	—	(62,494)	—	62,494	—
Others	881	54,422	(2,779)	1,303	—	53,827
Loss before income tax	(199,785)	(182,848)	(197,733)	(62,779)	438,469	(204,676)
Income tax benefits	—	297	—	285	—	582
Net loss	(199,785)	(182,551)	(197,733)	(62,494)	438,469	(204,094)
Less: net loss attributable to non-controlling interests	—	(4,309)	—	—	—	(4,309)
Net loss attributable to Jianpu’s shareholders	(199,785)	(178,242)	(197,733)	(62,494)	438,469	(199,785)

	For the Year Ended December 31, 2020
			Primary	VIEs and
		Other	Beneficiaries	their	Eliminating	Consolidated
Condensed Consolidating Schedule of Results of Operations	Parent	subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	in RMB thousands
Third-party revenues	—	282,379	248,601	54,782	—	585,762
Inter-company revenues (4)	—	5,948	205,148	230,809	(441,905)	—
Third-party costs and expenses	(37,874)	(153,595)	(389,787)	(326,883)	—	(908,139)
Inter-company costs and expenses(5)	—	(189,431)	(218,974)	(33,500)	441,905	—
Loss from subsidiaries(6)	(272,791)	(230,778)	(3,504)	—	507,073	—
Loss from VIEs(7)	—	—	(72,261)	—	72,261	—
Others	6,518	4,288	(3,505)	1,647	—	8,948
Loss before income tax	(304,147)	(281,189)	(234,282)	(73,145)	579,334	(313,429)
Income tax benefits	—	399	—	884	—	1,283
Net loss	(304,147)	(280,790)	(234,282)	(72,261)	579,334	(312,146)
Less: net loss attributable to non-controlling interests	—	(7,999)	—	—	—	(7,999)
Net loss attributable to Jianpu’s shareholders	(304,147)	(272,791)	(234,282)	(72,261)	579,334	(304,147)

	For the Year Ended December 31, 2019
			Primary	VIEs and
		Other	Beneficiaries	their	Eliminating	Consolidated
	Parent	subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	in RMB thousands
Condensed Consolidating Schedule of Results of Operations
Third-party revenues	—	3,268	1,362,798	69,661	—	1,435,727
Inter-company revenues (4)	—	—	2,998	597,022	(600,020)	—
Third-party costs and expenses	(17,705)	(256,265)	(986,754)	(730,512)	—	(1,991,236)
Inter-company costs and expenses(5)	—	—	(597,022)	(2,998)	600,020	—
Loss from subsidiaries(6)	(440,647)	(293,508)	—	—	734,155	—
Loss from VIEs(7)	—	—	(69,972)	—	69,972	—
Others	6,592	10,370	(5,556)	5,479	—	16,885
Loss before income tax	(451,760)	(536,135)	(293,508)	(61,348)	804,127	(538,624)
Income tax benefits/(expenses)	—	16,629	—	(8,624)	—	8,005
Net loss	(451,760)	(519,506)	(293,508)	(69,972)	804,127	(530,619)
Less: net loss attributable to non-controlling interests	—	(78,859)	—	—	—	(78,859)
Net loss attributable to Jianpu’s shareholders	(451,760)	(440,647)	(293,508)	(69,972)	804,127	(451,760)

	For the Year Ended December 31, 2021
			Primary	VIEs and
		Other	Beneficiaries	their	Eliminating	Consolidated
	Parent	subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	in RMB thousands
Condensed Consolidating Schedules of Cash Flows
Net cash provided by/(used in) operating activities carried outside the Group	(28,745)	233,884	(43,497)	(456,230)	—	(294,588)
Net cash provided by/(used in) operating activities carried within the Group(8)	—	(287,666)	(142,663)	430,329	—	—
Net cash used in operating activities	(28,745)	(53,782)	(186,160)	(25,901)	—	(294,588)
Proceeds from maturity of short-term investments and restricted investment	—	—	153,650	9,620	—	163,270
Purchases of short-term investments and restricted investment	—	—	(169,600)	(20)	—	(169,620)
Purchases of intangible assets, property and equipment	—	(212)	(2,818)	(112)	—	(3,142)
Proceeds from sale of property and equipment	—	59	15	56	—	130
Cash paid for long-term investments	—	(3,000)	—	—	—	(3,000)
Cash received for long-term investments	—	59,559	—	1,000	—	60,559
Placement of time deposits	—	—	(10,000)	—	—	(10,000)
Transfer to restricted time deposits	—	(1,688)	—	—	—	(1,688)
Loans repaid from Other subsidiaries(9)	25,094	—	—	—	(25,094)	—
Investments and loans extended to subsidiaries and VIEs(10)	—	(65,172)	—	—	65,172	—
Net cash provided by/(used in) investing activities	25,094	(10,454)	(28,753)	10,544	40,078	36,509
Receipt of loans extended by owner(11)	—	—	—	1,000	(1,000)	—
Repayment of loans extended to owner (9)	—	(25,094)	—	—	25,094	—
Receipt as investment or capital increase(12)	—	—	64,172	—	(64,172)	—
Proceeds from employees exercising stock options	4	—	—	—	—	4
Proceeds from short-term borrowings	—	—	297,542	—	—	297,542
Repayment of short-term borrowings	—	—	(274,166)	—	—	(274,166)
Net cash provided by/(used in) financing activities	4	(25,094)	87,548	1,000	(40,078)	23,380

	For the Year Ended December 31, 2020
			Primary	VIEs and
		Other	Beneficiaries	their	Eliminating	Consolidated
	Parent	subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	in RMB thousands
Condensed Consolidating Schedules of Cash Flows
Net cash provided by/(used in) operating activities carried outside the Group	(71,787)	136,189	226,759	(398,659)	—	(107,498)
Net cash provided by/(used in) operating activities carried within the Group(8)	—	(107,296)	(301,584)	408,880	—	—
Net cash provided by/(used in) operating activities	(71,787)	28,893	(74,825)	10,221	—	(107,498)
Proceeds from maturity of short-term investments and restricted investment	—	20,000	15,000	13,600	—	48,600
Purchases of short-term investments and restricted investment	—	(20,000)	(20,000)	—	—	(40,000)
Purchases of intangible assets, property and equipment	(1,260)	(778)	(1,370)	(723)	—	(4,131)
Proceeds from sale of property and equipment	—	—	6,675	1,071	—	7,746
Cash paid for long-term investments	—	(861)	—	—	—	(861)
Cash paid for business combination, net of cash acquired	—	—	(2,760)	(10,484)	—	(13,244)
Transfer to restricted time deposits	—	(89,375)	—	—	—	(89,375)
Investments and loans extended to subsidiaries and VIEs(10)	(65,907)	—	(29,600)	—	95,507	—
Net cash provided by/(used in) investing activities	(67,167)	(91,014)	(32,055)	3,464	95,507	(91,265)
Receipt of loans extended by owner(11)	—	65,907	—	—	(65,907)	—
Receipt as investment or capital increase(12)	—	20,000	—	9,600	(29,600)	—
Proceeds from employees exercising stock options	120	—	—	—	—	120
Proceeds from short-term borrowings	—	—	208,477	—	—	208,477
Repayment of short-term borrowings	—	—	(110,000)	—	—	(110,000)
Net cash provided by financing activities	120	85,907	98,477	9,600	(95,507)	98,597

	For the Year Ended December 31, 2019
			Primary	VIEs and
		Other	Beneficiaries	their	Eliminating	Consolidated
	Parent	subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	in RMB thousands
Condensed Consolidating Schedules of Cash Flows
Net cash provided by/(used in) operating activities carried outside the Group	(9,120)	(67,165)	399,844	(524,396)	—	(200,837)
Net cash provided by/(used in) operating activities carried within the Group(8)	—	—	(455,883)	455,883	—	—
Net cash used in operating activities	(9,120)	(67,165)	(56,039)	(68,513)	—	(200,837)
Proceeds from maturity of short-term investments and restricted investment	—	—	140,929	233,363	—	374,292
Purchases of short-term investments and restricted investment	—	—	(151,990)	(179,500)	—	(331,490)
Purchases of intangible assets, property and equipment	—	(1,426)	(13,968)	(972)	—	(16,366)
Proceeds from sale of property and equipment	—	—	2	9	—	11
Cash paid for long-term investments	—	(2,872)	—	(1,000)	—	(3,872)
Cash paid for business combination, net of cash acquired	—	(4,043)	—	(20,541)	—	(24,584)
Transfer to restricted time deposits	—	(90,775)	—	—	—	(90,775)
Maturity of restricted time deposits	—	45,327	—	—	—	45,327
Investments and loans extended to subsidiaries and VIEs(10)	(268,198)	(68,716)	(30,000)	—	366,914	—
Net cash provided by/(used in) investing activities	(268,198)	(122,505)	(55,027)	31,359	366,914	(47,457)
Receipt of loans extended by owner(11)	—	268,198	68,716	—	(336,914)	—
Receipt as investment or capital increase(12)	—	—	—	30,000	(30,000)	—
Proceeds from employees exercising stock options	10,017	—	—	—	—	10,017
Share repurchase	(134,616)	—	—	—	—	(134,616)
Proceeds from short-term borrowings	—	—	137,082	—	—	137,082
Repayment of short-term borrowings	—	—	(207,082)	—	—	(207,082)
Purchase of non-controlling interests	(3,435)	—	—	—	—	(3,435)
Net cash provided by/(used in) financing activities	(128,034)	268,198	(1,284)	30,000	(366,914)	(198,034)

Notes

(1)	It represents the elimination of intercompany balances among Jianpu Technology Inc., the Primary Beneficiaries of VIEs, the Other Subsidiaries, and the VIEs and their subsidiaries that we consolidate.
(2)	It represents the elimination of the deficit or investments among Jianpu Technology Inc., the Primary Beneficiaries of VIEs, the Other Subsidiaries that we consolidate.
(3)	It represents the elimination of the deficit or investments in the VIEs and their subsidiaries by the Primary Beneficiaries of VIEs.
(4)

Intercompany revenues of 1) marketing services primarily for credit card recommendation business provided by the VIEs to the Primary Beneficiaries of VIEs, and 2) technical support and personnel outsourcing among VIEs and their subsidiaries, the Primary Beneficiaries of VIEs and other subsidiaries due to infrastructure sharing were eliminated at the consolidated level.

(5)	Inter-company costs and expenses corresponding to intercompany revenue were eliminated at the consolidated level.
(6)

It represents the elimination of loss pick-up by Jianpu Technology Inc. from other subsidiaries and the Primary Beneficiaries of VIEs with the net losses recognized at other subsidiaries and the Primary Beneficiaries of VIEs level.

(7)	It represents the elimination of loss pick-up by the Primary Beneficiaries of VIEs and VIEs with the net losses recognized at the Primary Beneficiaries of VIEs and VIEs level.
(8)

Cash paid by the Primary Beneficiaries of VIEs and our other subsidiaries to VIEs mainly for marketing services provided by a VIE and other operating working capital provided by VIEs. No service fee charged by the Primary Beneficiaries of VIEs and our other subsidiaries to the VIEs.

(9)	Loans repaid from our other subsidiaries to Jianpu Technology Inc.
(10)	Cash paid by Jianpu Technology Inc. to the Primary Beneficiaries of VIEs, our other subsidiaries and a VIE as investment or capital increase.
(11)	Loans extended from Jianpu Technology Inc. to the Primary Beneficiaries of VIEs, VIEs and our other subsidiaries.
(12)	Investments or capital received from Jianpu Technology Inc. to the Primary Beneficiaries of VIEs, VIEs and our other subsidiaries.

A.	[Reserved]

Our Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive loss for the years ended December 31, 2019, 2020 and 2021 and selected consolidated balance sheets, as of December 31, 2020 and 2021 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected data from consolidated statements of comprehensive loss for the years ended December 31, 2017 and 2018, and the consolidated balance sheets data as of December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements, which are not included in this annual report. You should read this selected consolidated financial data in conjunction with our consolidated financial statements and the related notes and "Item 5. Operating and Financial Review and Prospects" included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods.

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Loss:
Revenues:
Recommendation services: Loans(1)	1,119,456	1,015,407	666,307	109,814	167,483	26,282
Credit cards	228,905	689,822	585,993	294,567	407,759	63,986
Total recommendation services	1,348,361	1,705,229	1,252,300	404,381	575,242	90,268
Big data and system-based risk management services(2)	36,306	106,597	134,927	144,227	130,408	20,464
Advertising, marketing and other services	61,106	110,050	48,500	37,154	99,397	15,598
Total revenues	1,445,773	1,921,876	1,435,727	585,762	805,047	126,330
Costs and expenses
Cost of promotion and acquisition(3)	(1,079,878)	(1,403,307)	(1,025,975)	(379,380)	(562,081)	(88,203)
Cost of operation(3)	(79,425)	(87,618)	(99,784)	(91,910)	(88,049)	(13,817)
Total cost of services	(1,159,303)	(1,490,925)	(1,125,759)	(471,290)	(650,130)	(102,020)
Sales and marketing expenses (3)(4)	(212,421)	(189,966)	(207,555)	(128,600)	(143,460)	(22,512)
Research and development expenses	(153,905)	(241,270)	(272,343)	(154,775)	(132,427)	(20,781)
General and administrative expenses	(93,718)	(178,371)	(100,896)	(136,581)	(137,533)	(21,582)
Impairment loss	—	—	(254,683)	(16,893)	—	—
Penalties	—	—	(30,000)	—	—	—
Loss from operations	(173,574)	(178,656)	(555,509)	(322,377)	(258,503)	(40,565)
Net interest income/(expenses)	—	5,037	5,100	(2,290)	(4,193)	(658)
Others, net	(169)	9,360	11,785	11,238	58,020	9,105
Loss before income tax	(173,743)	(164,259)	(538,624)	(313,429)	(204,676)	(32,118)
Income tax (expenses)/benefits	(28,382)	4,473	8,005	1,283	582	91
Net loss	(202,125)	(159,786)	(530,619)	(312,146)	(204,094)	(32,027)
Less: net income/(loss) attributable to noncontrolling interests	—	4,829	(78,859)	(7,999)	(4,309)	(676)
Net loss attributable to Jianpu’s shareholders	(202,125)	(164,615)	(451,760)	(304,147)	(199,785)	(31,351)
Other comprehensive (loss)/income, net
Foreign currency translation adjustments	(21,170)	59,658	14,685	(52,185)	(16,453)	(2,582)
Total other comprehensive (loss)/income	(21,170)	59,658	14,685	(52,185)	(16,453)	(2,582)
Total comprehensive loss	(223,295)	(100,128)	(515,934)	(364,331)	(220,547)	(34,609)
Less: total comprehensive income/(loss) attributable to noncontrolling interests	—	5,568	(78,732)	(8,878)	(4,341)	(681)
Total comprehensive loss attributable to Jianpu’s shareholders	(223,295)	(105,696)	(437,202)	(355,453)	(216,206)	(33,928)
Net loss per share attributable to Jianpu’s shareholders
Basic and diluted	(0.57)	(0.39)	(1.07)	(0.72)	(0.47)	(0.07)
Net loss per ADS(5) attributable to Jianpu’s shareholders
Basic and diluted	(11.44)	(7.89)	(21.48)	(14.38)	(9.43)	(1.48)
Weighted average number of shares(6)
Basic and diluted	353,452,309	417,315,644	420,575,827	423,096,353	423,661,496	423,661,496

Notes:

(1)	Including revenue from related party of RMB103.0 million, RMB105.5 million, RMB32.0 million, RMB4.8 million and RMB0.5 million (US$0.1 million) for the years ended December 31, 2017, 2018, 2019, 2020 and 2021, respectively.
(2)	Including revenue from related party of nil, RMB13.4 million, RMB6.9 million, RMB3.6 million and RMB4.3 million (US$0.7 million) for the years ended December 31, 2017, 2018, 2019, 2020 and 2021, respectively.
(3)	Beginning in 2021, in light of business development, we added a financial statement line item named cost of promotion and acquisition and reclassified the previous line item of cost of revenue and sales and marketing expenses. Cost of promotion and acquisition primarily consists of expenditures relating to user traffic acquisition and rewards to business partners for promotion on social network and social media platform, which are reclassified from sales and marketing expenses, and marketing costs related to advertising and marketing services including commissions paid to individual insurance brokers, which are reclassified from cost of revenue. Cost of operation, post the reclassification, consists primarily of costs associated with maintenance of the platform including data acquisition costs, bandwidth and server hosting costs, call center outsourcing costs, online payment processing fees, depreciation, payroll and other related costs of operations. Sales and marketing expenses, post the reclassification, consist primarily of marketing expenses relating to marketing activities, payroll costs and related expenses for employees involved in sales and marketing activities, and expenses for the portion of call center operations that we outsource. The cost of operation, cost of promotion and acquisition, and sales and marketing expenses for prior years have also been retrospectively reclassified. The amount reclassified from sales and marketing expenses to cost of promotion and acquisition are RMB1,015.5 million, RMB1,296.4 million, RMB991.8 million and RMB353.1 million for the years ended December 31, 2017, 2018, 2019 and 2020, respectively. The amount reclassified from cost of revenue to cost of promotion and acquisition are RMB64.4 million, RMB106.9 million, RMB34.2 million and RMB26.3 million for the years ended December 31, 2017, 2018, 2019 and 2020, respectively. Cost of promotion and acquisition includes cost from related party of nil, RMB 51.8 million, RMB 21.1 million, nil and nil for the years ended December 31, 2017, 2018, 2019, 2020 and 2021, respectively.
(4)	Including expenses from related party of nil, nil, nil, RMB0.2 million and RMB0.1 million (US$0.02 million) for the years ended December 31, 2017, 2018, 2019, 2020 and 2021, respectively.
(5)	Each ADS represents 20 Class A ordinary shares. The issuance of ordinary shares to RONG360 Inc. has been retrospectively reflected for all periods presented herein.

(6)	1,500,000,000 shares authorized, US$0.0001 par value. 428,063,797 shares (including 325,592,002 Class A ordinary shares, and 102,471,795 Class B ordinary shares) issued and 415,246,557 shares (including 312,774,762 Class A ordinary shares and 102,471,795 Class B ordinary shares) outstanding as of December 31, 2018, 430,463,797 shares (including 333,992,002 Class A ordinary shares, and 96,471,795 Class B ordinary shares) issued and 422,683,735 shares (including 326,211,940 Class A ordinary shares and 96,471,795 Class B ordinary shares) outstanding as of December 31, 2019, 430,463,797 shares (including 333,992,002 Class A ordinary shares, and 96,471,795 Class B ordinary shares) issued and 423,627,480 shares (including 327,155,685 Class A ordinary shares and 96,471,795 Class B ordinary shares) outstanding as of December 31, 2020, and 430,463,797 shares (including 333,992,002 Class A ordinary shares, and 96,471,795 Class B ordinary shares) issued and 423,677,480 shares (including 327,205,685 Class A ordinary shares and 96,471,795 Class B ordinary shares) outstanding as of December 31, 2021, respectively.

	As of December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheets:
Cash and cash equivalents	1,543,811	1,270,001	694,910	549,979	444,933	69,820
Time deposits	—	—	—	—	10,000	1,569
Restricted cash, time deposits and investment	—	142,411	249,770	391,425	234,601	36,814
Short-term investment	—	78,462	—	20,000	35,950	5,642
Accounts receivable, net(1)	182,090	444,199	345,525	240,124	175,165	27,487
Amount due from related parties	—	—	7,082	872	140	22
Prepayments and other current assets	161,027	160,131	118,423	66,295	53,466	8,390
Total current assets	1,886,928	2,095,204	1,415,710	1,268,695	954,255	149,744
Restricted cash, time deposits and investment	—	—	124,407	34,581	37,266	5,848
Total non-current assets	26,587	349,931	246,011	135,039	115,667	18,150
Total assets	1,913,515	2,445,135	1,661,721	1,403,734	1,069,922	167,894
Short-term borrowings	—	130,000	60,000	158,477	181,853	28,537
Accounts payable(2)	177,373	201,543	184,318	185,904	103,782	16,286
Advances from customers	71,538	115,597	44,000	54,275	47,221	7,410
Tax payable	17,876	39,446	22,168	24,059	14,670	2,302
Amount due to related parties	35,427	72,750	34,310	9,495	29,270	4,593
Accrued expenses and other current liabilities	72,839	144,478	224,018	220,866	152,521	23,934
Total current liabilities	375,053	703,814	568,814	653,076	529,317	83,062
Total non-current liabilities	—	37,403	20,946	25,020	18,153	2,849
Total liabilities	375,053	741,217	589,760	678,096	547,470	85,911
Mezzanine equity	—	—	5,556	1,455	1,689	265
Total shareholders’ equity	1,538,462	1,703,918	1,066,405	724,183	520,763	81,718

Notes:

(1)	Including amounts billed through related party of RMB141.2 million, RMB135.0 million, RMB3.5 million, nil and RMB4.4 million as of December 31, 2017, 2018, 2019, 2020 and 2021, respectively.
(2)	Including amounts billed through related party of nil, nil, nil, nil and RMB2.4 million as of December 31, 2017, 2018, 2019, 2020 and 2021, respectively.

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

Summary of Risk Factors

Investments in our ADSs involves significant risks. Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Our Business

●	We have incurred significant losses and we may continue to experience losses in the future;
●	Our limited operating history in the rapidly evolving online and mobile consumer finance market in China makes it difficult to evaluate our future prospects;
●	We face challenges with generating and acquiring user traffic to our platform and converting the traffic into our user base;
●	Failure to maintain relationships with financial service providers or develop new ones may materially and adversely affect our business and results of operations;
●	Our match and recommendation of financial products to users may not be effective, which will result in dissatisfaction from both users and financial service providers;
●	If we are not able to respond to changes in user preferences for financial products and provide a satisfactory user experience on our platform, we will not be able to maintain and expand our user base or effectively convert our users into customers of our financial service providers;
●	We may not be able to ensure the accuracy of product information and the authenticity of financial products on our platform;
●	We may fail to develop and innovate our platform and products;
●	We may fail to compete effectively; and
●	We have limited control over the product and service quality of our financial service providers.

Risks Related to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China primarily through (i) our PRC subsidiaries and (ii) the VIEs, with which we have maintained contractual arrangements. Holders of our ADSs hold equity interest in Jianpu Technology Inc., our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIEs. If the PRC government finds that our contractual agreements with the VIEs do not comply with PRC laws and regulations, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group.
●	We rely on contractual arrangements with the VIEs and their shareholders to exercise control over a significant part of our business, which may not be as effective as direct ownership in providing operational control; and
●	The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Our Audit Committee Independent Review, Restatement of Our Consolidated Financial Statements, Internal Controls and Related Matters

●	We completed an audit committee independent review in the first half 2021, which required significant management time and attention, resulted in significant legal and other expenses, and led to the termination of a number of employees;
●	Matters relating to or arising from the Restatement and the Review, including adverse publicity and potential concerns from our customers and partners, have had and could continue to have an adverse effect on our business and financial condition; and
●	If we fail to remediate our material weakness and establish and maintain an effective system of internal control over financial reporting, our ability to report our financial results accurately or to prevent fraud may be adversely affected, and investor confidence and the market price of the ADSs may be adversely affected.

Risks Related to Doing Business in China

●	PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline;
●	Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs;
●	Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations;
●	The approval of and filing with the CSRC or other requirements from the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing;

●	The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections; and
●	Our ADSs will be prohibited from trading in the United States under the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to our ADSs

●	If we cannot meet the continued listing requirements of the New York Stock Exchange, our ADSs may be subject to delisting from the New York Stock Exchange, which would have a material adverse effect on our business, financial condition, prospects and liquidity and value of our ADSs;
●	The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors; and
●	It is likely that we will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2021, and possibly for the current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares.

Risks Related to Our Business

We have incurred significant losses and we may continue to experience losses in the future.

We have incurred significant losses in the past. In 2019, 2020 and 2021, we had net loss of RMB530.6 million, RMB312.1 million and RMB204.1 million (US$32.0 million), respectively and loss from operations of RMB555.5 million, RMB322.4 million and RMB258.5 million (US$40.6 million), respectively. In addition, we had cash used in operations of RMB200.8 million, RMB107.5 million and RMB294.6 million (US$46.2 million) in 2019, 2020 and 2021, respectively. Our ability to achieve profitability depends in large part on our ability to manage our cost of promotion and acquisition, which accounted for 71.5%, 64.8% and 69.8% of our total revenues in 2019, 2020 and 2021, respectively. We intend to manage and further reduce our cost of promotion and acquisition as a proportion of our total revenues, but there can be no assurance that we will achieve this goal. Our ability to achieve profitability is also affected by our ability to grow total revenues, which was RMB1,435.7 million, RMB585.8 million and RMB805.0 million (US$126.3 million) in 2019, 2020 and 2021, respectively. The decrease in total revenues from 2019 to 2020 was primarily due to decreases in revenues from recommendation services, resulting from the decreases of number of financial products available on our platform given the credit tightening, change of industry dynamics, the negative impact of the COVID-19 pandemic, and decreases in revenues from advertising, marketing and other services. The increase in total revenues from 2020 to 2021 was mainly attributable to the recovery of both recommendation services revenues, primarily driven by increase in credit card volume for recommendation services and increase in the number of loan applications on our platform, and revenue from advertising and marketing services and other services, primarily driven by growth of our insurance brokerage services and initiatives of other new businesses. Our growth may slow down for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models, changes in rules, regulations, government policies or general economic conditions. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed, and we may continue to experience losses in the future.

Our limited operating history in the rapidly evolving online and mobile consumer finance market in China makes it difficult to evaluate our future prospects.

We have a limited operating history, which makes it difficult to evaluate our future prospects and ability to make profit. We launched our online platform with loan products recommendation services in the first quarter of 2012, and introduced credit card recommendation services in the third quarter of 2013. In the fourth quarter of 2019, we further diversified the types of financial products on our platform by introducing insurance products. We introduced our risk management services and solutions in the second quarter of 2015 and enriched our software as a service (“SaaS”) based solutions and provided system-based total solutions in 2019 and 2020, respectively. We expanded our footprints to outside of mainland China, including Hong Kong and Southeast Asia, starting in 2018. We operate in China’s online and mobile consumer finance market, which is rapidly evolving and may not develop as we anticipate. The business models of the players in this market continue to evolve. The regulatory framework governing the industry is also still evolving and will remain uncertain for the foreseeable future. Other participants in the industry, including users and financial service providers, may have difficulty distinguishing our platform, services and solutions from those of our competitors. As the industry and our business develop, we may modify our business model or change our platform, services and solutions. These changes may not achieve expected results and may have a material and adverse impact on our financial condition and results of operations.

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

The majority of user traffic to our platform is generated from third-party channels, rather than from direct access to our mobile apps or website. We also increasingly leverage social network and social media platform as an effective and efficient tool for user acquisition. We introduced a cooperation system called the social media and partner program in the third quarter of 2018, through which our users may register as our business partners to recommend the financial products on our platform to their social contacts through social network and social media platform, and are rewarded according to our incentive policies. The social media and partner program has been very effective in user acquisition since its inception, particularly in the recommendation of credit card products on our platform to new users. In 2021, approximately 70% of the credit card volume on our platform were from user acquired through recommendation by our business partners to their social contacts under the social media and partner program. Despite the initial success of the social media and partner program, we may not be able to continue to promote awareness of our brand and achieve widespread acceptance of our business model to increase direct access to our platform. We have incurred significant expenses on and devoted considerable resources to branding and marketing activities and user traffic acquisition, and we may continue to do so in the future. Our ability to convert user traffic to user base and retain that user base depends on users’ satisfaction with the quantity and quality of financial products offered by financial service providers and trust in the content on our platform. If we fail to meet these challenges, our business, financial performance and prospects will be materially and adversely affected.

Failure to maintain relationships with financial service providers or develop new ones may materially and adversely affect our business and results of operations.

Our relationship with financial service providers is crucial to our success. We generate substantially all of our revenues from services and solutions provided to financial service providers. Certain financial service providers have accounted for a significant portion of our revenues in the past. In 2019, our largest financial service provider was a joint-stock bank, which accounted for 7% of our total revenues, in 2020, our largest financial service provider was a joint-stock bank, which accounted for 14% of our total revenues, and in 2021, our largest financial service provider was a joint-stock bank, which accounted for 14% of our total revenues. We work with these financial service providers at arm’s length and negotiate a cooperation agreement with them on an annual basis based on our business needs and market conditions. While we continually seek to diversify our financial service providers, there can be no assurance that the concentration will further decrease. Our ability to attract users to our platform and maintain and grow our user base depends on the quantity and quality of financial products offered by financial service providers on our platform. We also provide big data and system-based risk management services and integrated solutions to financial service providers, as well as cooperate with them to provide content on our platform and obtain data for our data analytical models. Our arrangements with our financial service providers are typically not exclusive, and they may have similar arrangements with our competitors. If financial service providers are dissatisfied with our services and solutions, they may terminate their relationships with us and switch to our competitors. Moreover, we have seen financial service providers increasingly rely on their own online and technology capabilities to serve online and mobile users in recent years. There can be no assurance that we can maintain relationships with our existing financial service providers on commercially desirable terms. We may also fail to develop new relationships with additional financial service providers. As a result, our business, financial performance and prospects will be materially and adversely affected.

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

Our business or the businesses of our financial service providers may be subject to a variety of PRC laws and regulations governing financial services. The application and interpretation of these laws and regulations are ambiguous and may be interpreted and applied inconsistently between different government authorities. In particular, the PRC government’s regulatory framework governing the new and rapidly evolving online consumer finance market, which is the source of the transactions that our platform facilitates, is rapidly evolving and is subject to further change and interpretation. The PRC government may enhance the implementation of existing laws and regulations, and may also adopt a stringent regulatory framework for the online and mobile consumer finance market in the future, and impose specific requirements (including licensing requirements) on market participants. It may be costly for us to comply with applicable PRC laws and regulations. If our practice is deemed to violate any existing or future laws and regulations, we may face injunctions, including orders to cease illegal activities, and may be subject to other penalties as determined by the relevant government authorities. For example, in June 2019, we received a fine of RMB700,000 from the Beijing Administration for Market Regulation for a piece of advertisement placed on our platform by one of our third-party financial service providers due to the advertisement’s failure to provide the appropriate risk warning labels associated with predicted financial returns listed in its content. Furthermore, a significant number of financial service providers on our platform operate in the online and mobile consumer finance market, and consequently, new government laws and regulations, stricter enforcement of existing laws and regulations or even speculation regarding such developments on our financial service providers may materially and adversely affect our business, financial condition and prospects. For recent updates of relevant laws and regulations, please also refer to “—If any financial product on our platform or the business practice of us or any of our financial service providers is deemed to violate any new or existing PRC laws or regulations, our business, reputation, financial condition and results of operations could be materially and adversely affected.”

Our business generates and processes a certain amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

As an open platform, we have access to certain personal and other sensitive data provided by our users and financial service providers during the course of providing services to them. We also make certain personal information provided by users or third-party data providers available to financial service providers who use our big data and system-based risk management services with applicable consent. We face risks inherent in handling and protecting a sizable volume of data. In particular, we face a number of challenges relating to data from transactions and other activities on our platform, including:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;
●	addressing concerns related to privacy and sharing, safety, security and other factors; and
●	complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to these data.

In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the National People’s Congress of China, or the SCNPC, the Ministry of Industry and Information Technology, the CAC, the Ministry of Public Security, and the State Administration for Market Regulation, or the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Cybersecurity, Internet Information Security and Privacy Protection.” The following are examples of certain recent PRC regulatory activities in this area:

Data Security

●	In June 2021, the SCNPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that critical information infrastructure operators or network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.
●	In October 2021, the Measures for the Security Assessment of Cross-border Data Transmission (Draft for Comment) were proposed by the CAC for public comments, which require that any data processor providing important data collected and generated during operations within the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. Furthermore, in November 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the above draft measures and regulations were released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

Personal Information and Privacy

●	The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of user information through coercive means by online platforms operators.
●	In August 2021, the SCNPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice.

In addition, regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. The European Union General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. Although we do not conduct any business in the European Economic Area, in the event that residents of the European Economic Area access our platform and input protected information, we may become subject to provisions of the GDPR.

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

The PRC government has adopted several regulations governing personal credit reporting businesses. According to the Administrative Regulations on the Credit Reporting Industry, which was promulgated by the State Council and became effective in 2013, "personal credit reporting business" means the activities of collecting, organizing, storing and processing "information related to the credit standing" of individuals as well as providing the information to others, and a "credit reporting agency" refers to a duly established agency whose primary business is credit reporting. These regulations, together with the Administrative Measures for Credit Reporting Agencies, which were promulgated by the People’s Bank of China and became effective in 2013, set forth qualification standards for entities conducting a credit reporting business in China, rules and requirements for credit reporting businesses and operating standards for credit reporting agencies. According to these regulations and measures, no entity may engage in personal credit reporting business without approval by the credit reporting industry regulatory department under the State Council. If any entity directly engages in personal credit reporting business without such approval, the entity is subject to penalties including suspension of business, confiscation of revenues related to personal credit reporting business, fines of RMB50,000 to RMB500,000 and criminal liabilities. In September 2021, the People’s Bank of China published the Administrative Measures on Credit Reporting Business, which took effect from January 2022 and provides that "information related to credit standing" refers to analysis and evaluation information used to identify basic information, loan information, and other related information for determining the credit status of enterprises and individuals as well as other information formed based on the foregoing information collected according to laws and for the purpose of providing services for financial and other activities and "credit reporting business" refers to the activities of collecting, sorting, storing, and processing the credit information of enterprises and individuals, and providing such information to the users. Entities engaging in personal credit reporting business shall obtain the personal credit reporting business licenses from the People’s Bank of China in accordance with law.

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

In September 2019, the General Office of the CBIRC, issued the Notice on Addressing Banking and Insurance Institutions’ Irregularities against Consumer Rights and Interests, or the CBIRC Notice 194, as most recently amended in June 2021, according to which banks shall explicitly require that their third-party cooperation partners shall stop misleading sales, inappropriate collection activities, or forcible tie-in sales, and shall not double-charge financial institutions and consumers for the same service or illegally access the personal information of customers. Furthermore, in July 2020, the CBIRC promulgated the Interim Measures for Administration of the Internet Loan by Commercial Banks, or the Internet Loan Interim Measures, according to which banks shall meet relevant management requirements related to risk system management, risk data and model management, information technology risk management and loan management in their cooperation with third-party cooperation partners on internet loan business, and if banks recommend Internet loan products to the target customers through third-party cooperation partners, banks are required to sufficiently disclose the lender, actual annual interest rate, annualized comprehensive capital cost, arrangement for repayment of principal and interest and other information in obvious positions to safeguard the rights of customers to be informed and to make choice on their own, and shall not deprive the consumers of their rights to express their wishes by means of check by default, forced bundling or others. Some of the financial service providers on our platform are banks. If our cooperation with any of these banks fails to strictly comply with the CBIRC Notice 194, the Internet Loan Interim Measures, or other applicable laws, the banks may not be allowed to continue their cooperation with us and consequently our business, financial condition and prospects may be materially and adversely affected. If any of our financial service providers is deemed to violate any PRC laws or regulations, we may be jointly liable due to the services or solutions we provide. We may have to remove financial products from our platform or terminate relationship with financial service providers. Although we have implemented internal control procedures reviewing and examining the products on our platform to ensure their compliance with relevant provisions, as we have limited control over the financial products and the services provided by financial service providers, if any financial product on our platform is deemed to violate any laws, rules or regulations, we may face, among others, regulatory warnings, correction orders, condemnation, fines and criminal liability. As a result, our business, reputation, financial performance and prospects could be materially and adversely affected.

For instance, in March 2019, it was reported that certain financial products offered by third-party financial service providers on our platform contained inappropriate conducts, which were suspected of the infringement of consumer rights. In response to such report, we have taken immediate measures to rectify and improve our monitoring and supervision of financial service providers and our user protection on our platform. See “--We have limited control over the product and service quality of our financial service providers.” Although we implement stringent standards to screen financial service providers before listing their products on our platform, we cannot rule out the possibility that the quality of the financial products and the services provided by financial service providers are not in full compliance with applicable laws and regulations at all times and similar negative reports about the financial products or services offered by third-party financial service providers on our platform may happen again in the future, which could materially and adversely affect our business, reputation, financial condition and results of operations.

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

Historically we have identified certain incidents of employee and third-party misconduct, in response to which we have undertaken internal review and remedial measures. See “—Risks Related to Our Audit Committee Independent Review, Restatement of Our Consolidated Financial Statements, Internal Controls and Related Matters—We completed an audit committee independent review in the first half of 2021, which required significant management time and attention, resulted in significant legal and other expenses, and led to the termination of a number of employees.”

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

According to the Administrative Provisions on Mobile Internet Applications Information Services which was promulgated by the CAC and became effective in August 2016, providers of mobile apps may not create, copy, publish or distribute information and content that is prohibited by laws and regulations. We are required to adopt and implement management systems of information security and establish and improve procedures on content examination and administration. We must adopt such measures as warning, restricted release, suspension of updates and close of accounts, keep relevant records, and report unlawful content to competent government authorities. We have implemented internal control procedures screening the information and content on our mobile apps to ensure their compliance with these provisions. However, there can be no assurance that all the information or content displayed on, retrieved from or linked to our mobile apps complies with the requirements of the provisions at all times. In addition, on January 5, 2022, the CAC published a discussion draft of the Revised Administrative Provisions on Mobile Internet Applications Information Services, which further emphasizes that mobile internet app providers shall implement the user real name system and comply with relevant provisions on the scope of necessary personal information when engaging in personal information processing activities, and mobile internet app providers shall establish and improve a mechanism for the verification and management of information contents and perform the obligations of protecting data security and personal information. In addition, mobile internet app providers shall not compel users to agree to non-essential personal information collection for any reason, and are prohibited from banning users from their basic functional services due to the users’ refusal of providing non-essential personal information. As of the date of this annual report, this draft has not been formally adopted, and uncertainties exist with respect to its enactment timetable, final content, interpretation and implementation. If our mobile apps were found to violate the provisions, we may be subject to administrative penalties, including warning, service suspension or removal of our mobile apps from the relevant mobile app store, which may materially and adversely affect our business and operating results.

In addition, the Administrative Measures for Financial Information Services, effective on February 1, 2019, set forth that the financial information service providers shall not produce, copy, publish or spread information that contains any of the following contents: (i) false financial information endangering national financial security or social stability, (ii) distorting national fiscal and monetary policies or financial management policies disrupting the economic orders or damaging national interests, (iii) instigating any other person to commit commercial fraud or economic crime causing any social impact, (iv) fabricating any event or news on the securities, funds, futures, foreign exchange and other financial markets, (v) publicizing financial products and services prohibited by the competent departments, and (vi) any other content prohibited by laws, regulations or rules. Furthermore, financial information service providers are required to formulate internal service standards including the content review standard. Due to the lack of detailed interpretations of such measures, there is still uncertainty as to whether we shall be deemed as financial information service provider regulated by such measures. On December 15, 2019, the CAC promulgated the Provisions on Ecological Governance of Network Information Content, or the Network Ecological Governance Provisions, which took effect on March 1, 2020. The Network Ecological Governance Provisions provide the requirements for the content producers of the network information, the service platforms for the network information and the users of the network information. Among others, the Network Ecological Governance Provisions classify the network information into the “encouraged category,” the “prohibited category” and the “prevented and resisted category.” The content producers of network information are encouraged to produce, copy and publish network information in the encouraged category, prohibited from producing, copying or publishing network information in the prohibited category, and shall take measures to prevent and resist the production, reproduction and publication of undesirable information in the prevented and resisted category. In addition, the service platforms for the network information shall strengthen the management of information content, and upon discovery of any prohibited information or prevented and resisted information, shall immediately take measures in accordance with the laws, keep the relevant records, and report the same to the competent governmental authorities. A service platform for network information shall compile an annual report on the ecological governance of network information, which contains information on the ecological governance of network information, the performance of the person in charge of ecological governance of network information and social evaluation, etc. We have proactively implemented internal control policy screening the information and content on our website and mobile apps to ensure their compliance with the provisions of the Administrative Measures for Financial Information Services and the Network Ecological Governance Provisions. However, there can be no assurance that all the information or content displayed on, retrieved from or linked to our website and mobile apps complies with the requirements of the provisions at all times. If we were deemed as violating the requirements under the Administrative Measures for Financial Information Services, the Network Ecological Governance Provisions or other applicable laws and regulations, we may be subject to inquiries, public condemnation, rectification, or brought into the blacklist for the dishonest, or even subject to administrative penalties or criminal liabilities.

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

We have and may further invest in or acquire assets, technologies and businesses that are complementary to our existing business. This may include opportunities to expand our service offerings and strengthen our technology infrastructure and data analytical capabilities. Our investments or acquisitions may not yield the results we expect. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets, significant diversion of management attention and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating investments and acquisitions, and integrating the acquired businesses into ours, may be significant, and the integration of acquired businesses may be disruptive to our existing business operations. In the event that our investments and acquisitions are not successful, our financial condition and results of operations may be materially and adversely affected. For example, in September 2019, the business of Databook was suspended and an investigation was conducted against Databook and certain of its employees by competent authorities in relation to the compliance of information collection or use. In relation to the business suspension of Databook, we recorded a full impairment for goodwill, intangible assets and an impairment for other assets attributable to the Databook, totaling RMB254.7 million as of December 31, 2019. The investigation has concluded in January 2021. Databook was imposed confiscation of gains of RMB30.0 million and a fine of RMB30.0 million, total amount of RMB60.0 million was paid in January 2021, and we accrued current income tax expenses of RMB10.0 million in 2019. Certain employees of Databook have been charged with criminal liabilities; other than Databook, neither our company nor our directors or officers were involved. The net assets of Databook included in our consolidated balance sheet (which are principally comprised of restricted cash and wealth management products, offset by accounts payable, tax payable, and accrued liabilities) was RMB16.5 million as of December 31, 2021. In addition, certain entities that we and one of the VIEs acquired to support our business growth in China and overseas were negatively impacted by the COVID-19 pandemic and their actual financial performance in 2020 were significantly below the forecasts at acquisition, and development of these businesses were expected to slow down, as a result, we recorded an impairment for goodwill of RMB12.6 million in 2020 attributable to such entities. According to our assessment, there is no goodwill impairment recognized in 2021; however, the COVID-19 pandemic may negatively impact the financial performance of these entities in the future. See also “—We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.”

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

As part of our growth strategy, we may enter into new businesses or expand the variety of services offered on our platform from time to time by leveraging our large user base and our technology-driven open platform to generate additional revenue streams and through our development of new business or service offerings. Expansions into new businesses or service offerings may present operating, marketing and compliance risks and challenges that differ from those that we currently encounter. For instance, in the fourth quarter of 2019, we introduced insurance products to our platform after completing the acquisition of an insurance brokerage company in China. In early 2021, we leveraged our integrated marketing solutions and recommendation capabilities to expand into non-financial product category. As the implementation of our business strategies, as well as the development of new businesses and service offerings, require significant time, financial and other resources and involve substantial risks, we may not be able to successfully implement our strategies, launch or develop such new businesses and service offerings in time, or achieve the expected benefits. We may also encounter unexpected technological difficulties in developing and implementing new technologies and, as a result, may incur substantial costs or services disruptions, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

COVID-19 has had a severe and negative impact on the Chinese and global economy since early 2020. Whether this will lead to a prolonged downturn in the economy is still unknown, especially considering the multiple recent outbreaks in various countries and regions as well as the uncertainties brought by the vaccination programs. Even before the outbreak of COVID-19, the global macroeconomic environment had been facing challenges. The growth of the Chinese economy has gradually slowed down in recent years and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The war in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa. There have also been concerns on the relationship between China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their businesses or withdrawing their investments in China and, thus, exiting the China market, and other economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our customers may reduce or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers. In addition, to the extent we offer credit to any customer and the customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from the customer.

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

For example, beginning in January 2020, the outbreak of COVID-19 has severely impacted China and the rest of the world, and our business and results of operations have been adversely affected as a result. In early 2020, the COVID-19 pandemic resulted in the temporary closure of many corporate offices across China. Given the strict implementation of quarantine measures during this period, we and certain of our business partners implemented temporary adjustment of work schemes allowing employees to work from home and adopted remote collaboration. We made operational adjustments to maintain the same high quality service we had always provided our users, customers and partners as we simultaneously worked to minimize the impact of COVID-19 and push forward our business initiatives. However, as our cooperation with financial service partners rely heavily on face-to-face communications, our cooperation with them has been negatively impacted by the quarantine measures in China and in Beijing, in particular, for several months in 2020. Revenue from recommendation services for loans decreased by 83.5% from 2019 to 2020 and revenue from recommendation services for credit cards decreased by 49.7% from 2019 to 2020, partially due to the negative impact from the COVID-19 pandemic. Our big data and system-based risk management services has also been negatively impacted by the COVID-19 pandemic in both 2020 and 2021, as revenue from such services grew by only 6.9% from 2019 to 2020 and decreased by 9.6% from 2020 to 2021. Furthermore, our insurance brokerage services, which we introduced in the fourth quarter of 2019 after completing the acquisition of a licensed insurance brokerage company in China, was also negatively impacted in both 2020 and 2021 as it was unable to expand as quickly as originally planned due to the strict quarantine measures in China and other negative impacts of COVID-19, since insurance brokerage business also relies heavily on face-to-face communications between our brokers and potential users. Additionally, the global COVID-19 pandemic and the associated inability to travel globally has negatively impacted our recommendation service business in Southeast Asia, and in Indonesia, in particular, and has also negatively affected the progress of the originally planned further expansion of our service offerings overseas since early 2020. Furthermore, certain entities that we and one of the VIEs acquired to support our business growth in China and overseas were negatively impacted by the COVID-19 pandemic and their actual financial performance in 2020 was significantly below the forecasts at acquisition, and development of these businesses were expected to slow down, as a result, we recorded an impairment for goodwill of RMB12.6 million in 2020 attributable to such entities. Many of the quarantine measures within China have since been relaxed, and we, together with our business partners, have gradually resumed normal operations since mid-July 2020. In 2021, our business operations generally recovered from the impacts of the ongoing COVID-19 pandemic, but the negative impacts on our big data and system-based risk management services, insurance brokerage services and overseas services and related expansion plans continued due to the continued quarantine measures on person-to-person interactions and limits on global travel. Such negative impact of the COVID-19 pandemic on our business expansion plans and financial performance may continue in 2022.

The COVID-19 global pandemic has resulted in, and may intensify, global economic distress, and the duration and extent of the impact of COVID-19 outbreak is highly uncertain at this time. We cannot guarantee you that the COVID-19 pandemic will not further escalate or have a material adverse effect on our results of operations, financial condition, cash flows or prospects. Recently, there has been an increasing number of COVID-19 cases, including the COVID-19 Delta and Omicron variant cases, in multiple cities in China. The Chinese local authorities have reinstated certain measures to keep COVID-19 in check, including travel restrictions and stay-at-home orders, and we may have to adjust various aspects of our operations. In addition, the highly-transmissible Delta and Omicron variants of COVID-19 have caused authorities in various countries to reimpose restrictions such as mask mandates, curfews and prohibitions on large gatherings. There remain significant uncertainties surrounding COVID-19, including the existing and new variants of COVID-19, the duration and severity of COVID-19, the extent and severity of new waves of outbreak in China and other countries, the development and progress of distribution of COVID-19 vaccine and other medical treatment and the effectiveness of such vaccine and other medical treatment, and the actions taken by government authorities to contain the outbreak, all of which are beyond our control. The extent of any possible business disruption and the related impact on our financial results and outlook cannot be reasonably estimated at this time. If the situation materially deteriorates in China or globally, our business, results of operations and financial condition could be materially and adversely affected.

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

Foreign ownership of internet-based businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider which is engaged in internet information provision business like us in accordance with the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2021 version), which was promulgated on December 27, 2021 and took effect on January 1, 2022, and other applicable laws and regulations.

We are a Cayman Islands exempted company with no equity ownership in the VIEs and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws and regulations, we conduct operations or may conduct certain other operations subject to foreign investment restrictions or prohibitions in China through the VIEs, and we have entered into a series of contractual arrangements with the VIEs and their shareholders, which enable us to (i) exercise effective control over the VIEs, (ii) receive majority of the economic benefits and bear the obligation to absorb substantially all of the losses of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC laws. Because of these contractual arrangements, we are deemed the primary beneficiary of the VIEs and hence consolidate their financial results under U.S. GAAP. For a detailed description of these contractual arrangements, see "Item 4. Information on the Company-C. Organizational Structure." Holders of our ADSs hold equity interest in Jianpu Technology Inc., our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIEs. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties, forced to relinquish our interests in those operations or required to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledge of the VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIEs, which contributed to 18.1% of our revenues (excluding intercompany revenues) in 2021, and thus would have a material effect on our operations and result in the value of the securities diminishing substantially. Our shares may decline in value if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries and the VIEs that conduct all or substantially all of our operations. Our holding company in the Cayman Islands, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group.

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

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the Foreign Investment Law of the People’s Republic of China, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020. The Foreign Investment Law and the Implementing Rules do not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. Uncertainties still exist in relation to their interpretation and implementation, and it is still unclear how the Foreign Investment Law and the Implementing Rules would affect the structure and business operations of the VIEs. See “—Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law, its implementing rules and other regulations and how they may impact our business, financial condition and results of operations.”

If the ownership structure, contractual arrangements and businesses of our PRC subsidiaries or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or our PRC subsidiaries or the VIEs fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business licenses and/or operating licenses of such entities;
●	shutting down our servers or blocking our website, or discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and the VIEs;
●	imposing fines, confiscating the income from our PRC subsidiaries or the VIEs, or imposing other requirements with which we or the VIEs may not be able to comply;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledge of the VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIEs; or
●	restricting or prohibiting our use of the proceeds of our IPO to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business.

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

We have relied and expect to continue to rely on the contractual arrangements with the VIEs to conduct a significant part of our operations in China. We rely on contractual arrangements with the VIEs and their shareholders to conduct a significant part of our operations in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. If we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the contractual arrangements, we would rely on legal remedies under PRC law for breach of contract in the event that the VIEs and their shareholders did not perform their obligations under the contracts. These legal remedies may not be as effective as direct ownership in providing us with control over the VIEs.

If the VIEs or their shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

RDD is 40% owned by the appointed family member of our chief executive officer, Mr. Daqing (David) Ye, 40% owned by Mr. Jiayan Lu, who is our chief operating officer and co-founder, and 20% owned by Mr. Caofeng Liu, who is our chief technology officer and co-founder. Owners of the other VIEs include Jianpu’s employees, family members of our co-founders, one affiliate to our co-founder and an investment holding company controlled by the founder of an acquired subsidiary. They may have potential conflicts of interest with us. These shareholders may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to effectively control the VIEs and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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

Our contractual arrangements with the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our wholly foreign owned subsidiaries, the VIEs, and shareholders of the VIEs were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the VIEs in the form of a transfer pricing adjustment.

A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing the tax expenses of relevant PRC subsidiaries. In addition, if our PRC subsidiaries request the shareholders of the relevant VIEs to transfer their equity interest in such VIEs at nominal or no value pursuant to the contractual agreements, such transfer could be viewed as a gift and subject the relevant PRC subsidiaries to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIEs’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by the VIEs that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with the VIEs, these entities hold certain assets that are material to the operation of our business. If any of the VIEs go bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we and the VIEs may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the VIEs may not, in any manner, sell, transfer, mortgage or dispose of its assets or legal or beneficial interests in the business without our prior consent. If the VIEs undergo a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Our Audit Committee Independent Review, Restatement of Our Consolidated Financial Statements, Internal Controls and Related Matters

We completed an audit committee independent review in the first half 2021, which required significant management time and attention, resulted in significant legal and other expenses, and led to the termination of a number of employees.

As previously announced in June 2020 and February 2021 and disclosed in our annual reports on Form 20-F for the fiscal years ended December 31, 2019 and 2020 filed on April 30, 2021 and October 29, 2021, respectively, the audit committee of our board of directors (the “Audit Committee”), with the assistance of advisers, had been conducting an internal review (the “Review”) of certain matters relating to transactions carried out by the Credit Card Business Unit of the Company (the “Credit Card BU”) with third-party business entities. The Review has been completed and found that certain transactions involved third-party agents (including both upstream agents and downstream suppliers) with undisclosed relationships, and some transactions lacked business substance (“questionable transactions”). As a result, certain revenue and associated costs and expenses were inflated or inaccurately recorded in the consolidated financial statements. Evidence suggests that certain employees from the Credit Card BU may have known about or may have been involved in certain of the questionable transactions that resulted in inflated sales commissions to such employees. In relation to the questionable transactions, the Review found that certain employees improperly altered supporting documents that were provided to our external auditor. The total amount of overstated revenues for the year ended December 31, 2018 as previously reported on Form 20-F was RMB90 million, and for the year ended December 31, 2019 as previously furnished to the SEC on Form 6-K was RMB164 million, representing approximately 4.5% and 10.1% of the total revenues previously reported by us for such years, respectively, and the adjustment to overstated cost and expenses together with the reserve for potential credit loss was approximately RMB90 million and RMB130 million for the years ended December 31, 2018 and 2019, respectively, resulting in a minimal net profit impact for the year ended December 31, 2018 and an RMB34 million increase in net loss for the year ended December 31, 2019. For more details, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—The Independent Review.”

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

If we fail to remediate our material weakness and establish and maintain an effective system of internal control over financial reporting, our ability to report our financial results accurately or to prevent fraud may be adversely affected, and investor confidence and the market price of the ADSs may be adversely affected.

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

As we qualify as an “emerging growth company,” our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, we and our independent registered public accounting firm, in connection with the preparation and external audit of our consolidated financial statements for the year ended December 31, 2019 and 2020 identified three material weaknesses in our internal control over financial reporting as of December 31, 2019 and 2020, in accordance with the standards established by the Public Company Accounting Oversight Board (the “PCAOB”) of the United States. Following the identification of these material weaknesses, we have taken measures to remediate the material weaknesses. Based on assessment performed by our management on the performance of certain remediation measures, we determined that as of December 31, 2021, one material weakness continues to exist and the other two material weaknesses in our internal control over financial reporting previously identified for the years ended December 31, 2019 and 2020 had been remediated. For details on these measures, please see “Item 15. Controls and Procedures.” As a result of the material weakness that continues to exist, management has concluded that our internal control over financial reporting was not effective as of December 31, 2021.

The material weakness previously identified and that continued to exist in 2021, relates to the lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting policies and procedures, to address complex U.S. GAAP technical accounting issues, and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. We have implemented and are continuing to implement a number of measures to address the material weakness and deficiencies that have been identified. For details, see "Item 15. Controls and Procedures." However, we cannot assure you that we will be able to continuously implement these measures to effectively remediate our material weakness, or that we will not identify additional material weaknesses or significant deficiencies in the future.

Failure to remediate the material weakness or failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. The Restatement of financial statements for the year ended December 31, 2018 and any future material misstatements in our financial statements could cause our investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal controls expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list or to other regulatory investigations and civil or criminal sanctions.

Risks Related to Doing Business in China

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may intervene or influence our operations, as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

The approval of and filing with the CSRC or other requirements from the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on December 24, 2021, the CSRC issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments till January 23, 2022.

The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies, which will be applied to both “direct overseas offering and listing” and

“indirect overseas offering and listing” of PRC domestic companies. The “indirect overseas offering and listing” of PRC domestic companies refers to such securities offering and listing in an overseas market made in the name of an offshore entity, but based on the underlying equity, assets, earnings or other similar rights of a domestic company which operates its main business domestically. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its submission of the listing application, and submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. For more details of the Draft Provisions and the Draft Administration Measures, please refer to Regulation-Regulations on Overseas Offering and Listing.

As of the date of this annual report, the Draft Provisions and the Draft Administration Measures were released for public comment only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will first apply to new overseas offering applications and the existing companies seeking to carry out activities like follow-on financing. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also pointed out that if relevant domestic laws and regulations have been observed, companies with compliant VIE structure may seek overseas listing after completion of the CSRC filings. Nevertheless, it does not specify what qualify as compliant VIE structures and what relevant domestic laws and regulations are required to be complied with. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Cybersecurity Review Measures and the draft of Regulations on the Administration of Cyber Data Security, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government requirements for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023, which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.

Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law, and its implementing rules and other foreign investment related regulations and how they may impact our business, financial condition and results of operations.

The variable interest entity structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 Draft FIL, according to which, variable interest entities that are controlled via contractual arrangements would also be deemed as foreign-invested entities, if they are ultimately "controlled" by foreign investors. In March 2019, the PRC National People’s Congress promulgated the Foreign Investment Law, and in December 2019, the State Council promulgated the Implementing Rules to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both became effective from January 1, 2020 and replaced the major previous laws and regulations governing foreign investments in the PRC. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Foreign Investment Law and the Implementing Rules do not introduce the concept of "control" in determining whether a company would be considered as a foreign-invested enterprise, nor do they explicitly provide whether the variable interest entity structure would be deemed as a method of foreign investment. However, the Foreign Investment Law has a catch-all provision that includes into the definition of "foreign investments" made by foreign investors in China in other methods as specified in laws, administrative regulations, or as stipulated by the State Council, and as the relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the Foreign Investment Law, the possibility cannot be ruled out that the concept of "control" as stated in the 2015 Draft FIL may be embodied in, or the variable interest entity structure adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules. Furthermore, on December 19, 2020, the National Development and Reform Commission, or the NDRC and the Ministry of Commerce promulgated the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, investments in military, national defense-related areas or in locations in proximity to military facilities, or investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, IT, Internet products and services, financial services and technology sectors, are required to be approved by designated governmental authorities in advance. Although the term "investment through other means" is not clearly defined under the Foreign Investment Security Review Measures, we cannot rule out the possibility that control through contractual arrangement may be regarded as a form of actual control and therefore require approval from the competent governmental authority. As of the date of this annual report, uncertainties still exist with respect to its interpretation and implementation. Accordingly, there are substantial uncertainties as to whether the VIE structure may be deemed as a method of foreign investment in the future. If the consolidated VIEs were deemed as foreign-invested enterprises under any of such future laws, regulations and rules, and any of the businesses that we or the VIEs operate would be in the "negative list" for foreign investment and therefore be subject to foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect our business, financial condition and results of operations. Furthermore, if foreign investment related laws, administrative regulations or rules change in the future, we may need to take further actions with respect to our existing contractual arrangements for the purpose of having better operational control on the VIEs; however, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or other regulatory compliance challenges could materially and adversely affect our current corporate structure, business, financial condition and results of operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies and other businesses we and the VIEs are or will be engaged in.

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

Due to the restriction of foreign investment in businesses providing value-added telecommunications services in China, including internet information provision services, we rely on the contractual arrangements with RDD, one of the VIEs, to provide such services. RDD has obtained an ICP license. Any challenge to the validity of these arrangements may significantly disrupt our business, subject us to sanctions, compromise enforceability of our contractual arrangements, or have other harmful effects on us. It is uncertain if the VIEs will be required to obtain a separate operating license in addition to the valued-added telecommunications business operating licenses for internet content provision services.

Although we believe that we or the VIEs are not explicitly required to obtain a separate license for our mobile applications, there can be no assurance that we or the VIEs will not be required to apply for such license in the future.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. For instance, on August 1, 2019, the General Office of the State Council promulgated the Guiding Opinions on Promoting the Well-regulated and Sound Development of the Platform Economy, or the Guiding Opinions on Platform Economy, which provide that the market access management and the operational and post-operational supervision of the financial business of internet platforms involving financial services shall be subject to laws, regulations and the relevant provisions. Establishment of financial institutions, operation of financial activities, provision of financial information intermediary and transaction matching services shall be subject to entry administration according to the laws. Due to the lack of further interpretations of the Guiding Opinions on Platform Economy, it is uncertain whether we will be deemed as providing “financial information intermediary and transaction matching services” as prescribed under the Guiding Opinions on Platform Economy and be subject to entry administration. Therefore, we cannot assure you that we and the VIEs have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones, and we cannot assure you that we and the VIEs will not be required in the future by the relevant governmental authorities to obtain other approvals or licenses. If we or the VIEs were required to obtain any new approval or license, we or the VIEs may not be able to obtain such license or approval in a timely manner, or at all.

As a platform, we have been continuously improving and innovating products, services and solutions to better empower our users and enable financial service providers. For instance, we launched our social media and partner program in the third quarter of 2018, within which we introduced a cooperation system with our users who may register as our business partners in carrying out the financial product recommendation services on our platform (see “Item 4. Information on the Company—B. Business Overview—Our Open Platform—Our Users—Marketing and User Acquisition”). We leveraged our integrated marketing solutions and recommendation capabilities to expand into non-financial product category starting in 2021. Given the complexity, uncertainties and changes in PRC regulations, and that we have limited control over our users and financial service providers on our platform and may not be able to effectively monitor their activities, so we cannot assure you that our practices or the activities of our users and financial service providers will not be deemed to violate any existing or future laws, regulations or policies. If any of our practices or the activities of our users and financial service providers is deemed to violate any existing or future laws, regulations or policies, we may be ordered to cease such activities, and may be subject to other penalties as determined by the relevant government authorities, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

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

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, the PRC tax authorities may require our subsidiaries to adjust their taxable income under the contractual arrangements they currently have in place with the VIEs in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “Item 3. Key Information- D. Risk Factors—Risks Related to Our Corporate Structure—Our contractual arrangements with the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “Item 3. Key Information- D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

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

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our costs and expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

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

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC "resident enterprise" to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise is the beneficial owner of the dividends and owns no less than 25% of a PRC enterprise. The State Administration of Taxation promulgated SAT Circular 9 in February 2018, which became effective from April 2018 and stipulates that in determining whether a non-resident enterprise has the status as a beneficial owner, comprehensive analysis shall be conducted based on the factors listed therein and the actual circumstances of the specific case shall be taken into consideration. Specifically, it expressly excludes an agent or a designated payee from being considered as a "beneficial owner". Furthermore, the Announcement of the State Taxation Administration on Issuing the Measures for Non-resident Taxpayers’ Enjoyment of Treaty Benefits, which became effective in January 2020, requires non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See "Item 5. Operating and Financial Review and Prospects-A. Operating Results-Taxation-China." We do not have any present plan to have our subsidiaries to distribute their earnings overseas, and we intend to retain most, if not all, of our available funds and any future earnings in China to operate and expand our business within the PRC. Accordingly, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC as of December 31, 2019, 2020 and 2021.We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to any dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiaries.

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

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application through our office automation system and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or the VIEs or their subsidiaries. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

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

Risks Related to Our ADSs

If we cannot meet the continued listing requirements of the New York Stock Exchange, our ADSs may be subject to delisting from the New York Stock Exchange, which would have a material adverse effect on our business, financial condition, prospects and liquidity and value of our ADSs.

Our ADSs are currently listed on the NYSE. Pursuant to Section  802.01C of the NYSE’s Listed Company Manual, a company will be considered to be below compliance standards if the average closing price of a security as reported on the consolidated tape is less than US$1.00 over a consecutive 30 trading-day period. Once notified, the company must bring its share price and average share price back above US$1.00 within the applicable cure period following receipt of the notification. The company can regain compliance at any time during the cure period if on the last trading day of any calendar month during the cure period the company has a closing share price of at least US$1.00 and an average closing share price of at least US$1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the cure period, both a US$1.00 closing share price on the last trading day of the cure period and a US$1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures. In addition, we understand that the NYSE has a policy to suspend trading immediately and commence delisting procedures if the market price of securities falls to US$0.16 or less. We received a letter from the NYSE dated April 13, 2020 and further e-mail communication on April 23, 2020, notifying us that (i) we are below compliance standards due to the trading price of our ADSs and (ii) the applicable cure period for us to regain compliance expires on December 22, 2020. In response to the letter and email communication from the NYSE, we changed the ratio of ADSs to our Class A ordinary shares from the previous ADS Ratio of two ADSs to five Class A ordinary shares to a new ADS Ratio of one ADS to 20 Class A ordinary shares, effective October 30, 2020.

However, we cannot assure you that our ADSs will remain in compliance with the NYSE listing rules going forward. For example, pursuant to Section 802.01B of the NYSE’s Listed Company Manual, if our average global market capitalization over a consecutive 30 trading-day period is less than US$15 million, the NYSE will promptly initiate suspension and delisting procedures; we will not have any opportunity to regain compliance and our ADSs will be delisted. Accordingly, if we fail to meet such continuing listing requirement, the NYSE will commence suspension and delisting procedures in respect of our ADSs. If our ADSs are delisted from the NYSE, the liquidity and value of an investment in our ADSs will be materially and adversely affected.

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

Since our ADSs became listed on NYSE on November 16, 2017, the trading price of our ADSs has fluctuated significantly. The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their IPOs. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

It is likely that we will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2021, and possibly for the current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Based on our current and expected income and assets, (including goodwill) and the market price of our ADSs and Class A ordinary shares during 2021, it is likely that we will be classified as a PFIC for the taxable year ended December 31, 2021. Depending upon the composition of our income and assets and the market price of our ADSs and Class A ordinary shares during 2022 and subsequent taxable years, we could continue to be classified as a PFIC for 2022 and subsequent taxable years. In addition, it is possible that any subsidiary that we own would also be classified as a PFIC for such taxable years.

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

On July 31, 2018, RONG360 completed the share distribution of our ordinary shares held by it to the existing shareholders of RONG360 in proportion to RONG360’s shareholding structure, and thus completed the Restructuring to strengthen our positioning as an independent open platform. As of February 28, 2022, Mr. Daqing (David) Ye, Mr. Jiayan Lu, Mr. Caofeng Liu and Mr. Chenchao Zhuang hold Class B ordinary shares and beneficially own approximately 76.5% of the aggregate voting power of our company. As a result of the dual-class share structure and the concentration of ownership, holders of our Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. We may incur share-based compensation expenses as a result of adopting this dual-class share structure. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. In addition, we may incur share-based compensation expenses as a result of adopting this dual-class share structure.

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

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act of the Cayman Islands, as amended, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are governed by the memorandum and articles of association of the Company, the Companies Act and the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands (as compared to the U.S. laws) as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands (except for those decisions handed down from the Judicial Committee of the Privy Council to the extent that these have been appealed from the Cayman Islands courts). The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, if shareholders want to proceed against the Company outside of the Cayman Islands, they will need to demonstrate that they have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Section 303A.01 of the NYSE Listed Company Manual requires a listed company to have a majority of independent directors. Section 303A.12(a) of the NYSE Listed Company Manual requires each listed company’s chief executive officer to certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. Section 302.00 of the NYSE Listed Company Manual requires a listed company to hold an annual shareholders’ meeting during each fiscal year. We currently follow our home country practice in lieu of these requirements. We may also continue to rely on these and other exemptions available to foreign private issuers in the future. As a result, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company with limited liability and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against us, our assets, our directors and officers or their assets.

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

From 2018 until now, we have set up and acquired several subsidiaries and variable interest entities to support our business growth in China and overseas. We introduced our insurance brokerage business after completing the acquisition of an insurance brokerage license at the end of 2019. Through the acquisition of 50.5% of equity interests in Newsky Wisdom Treasure (Beijing) Co., Ltd. ("Newsky Wisdom") in 2020, we have been providing system-based total solutions to our financial service providers. In addition, we acquired majority of equity interest in a Hong Kong based independent digital media platform in 2019 and secured three registrations in respect of financial marketplace, credit scoring and verification technology in Indonesia in 2020 and 2021. We also leveraged our integrated marketing solutions and recommendation capabilities to expand into non-financial product category starting in 2021. For more details, see "Item 4. Information on the Company-C. Organizational Structure."

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

B.Business Overview

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

A large and diverse group of financial service providers offer a wide variety of financial products nationwide on our platform. We have invested over ten years in building our stable and strong network from the ground up as most traditional financial institutions in China only operate within specific geographic areas or conduct their business on a city-by-city basis, with localized business strategies and operational requirements. We provide sales and marketing solutions to financial service providers to help them acquire customers through integrated channels, and enable them with data and risk management services and solutions.

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

We launched our online platform with loan products recommendation services in the first quarter of 2012, and introduced credit card recommendation services in the third quarter of 2013. In the fourth quarter of 2019, we further diversified the types of financial products on our platform by introducing insurance products. We introduced our risk management services and solutions in the second quarter of 2015, and enriched our SaaS-based modules and provided system-based total solutions in 2019 and 2020. Starting in 2019, we also began expanding our footprints to outside of mainland China, including Hong Kong and Southeast Asia in 2019. In the first quarter of 2021, we further expanded into non-financial product category by leveraging our integrated marketing capabilities.

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

Financial Products on Our Platform

Our platform has different kinds of financial and other products including credit cards, loans, insurance products and other products. All of the financial products on our platform are offered and sold by financial service providers. Depending on our arrangement with the respective financial service provider, applications for financial products may be hosted on our platform or referred to the financial service provider’s platform.

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

As the largest independent online credit card application platform in China, we have facilitated the issuance of over 23 million credit cards accumulatively as of December 31, 2021. As of December 31, 2021, we have also cooperated with 46 credit card issuers that accept online applications in China, including certain state-owned banks, joint-stock banks, and city and urban commercial banks. Our credit card recommendation services revenue is generally determined on a cost-per-success basis, where the success is most often defined as the issuance of a credit card and in other cases by the completion of an application or the first usage of a credit card, depending on the issuer’s policy. Our credit card recommendation services revenue accounted for 50.7% of our total revenues for 2021, and our credit card volume in 2021, which is our measure of the number of credit cards we generated revenues from, was approximately 3.7 million as of December 31, 2021.

We started providing credit card recommendation services in Hong Kong after completing the acquisition of 55% of equity interests in a Hong Kong-based independent digital media platform specializing in the field of financial services in 2019.

Loan products

We launched our platform with loan recommendation services in the first quarter of 2012. The majority of loan products on our platform are consumer loans, covering a wide variety of personal consumptive needs and other personal expenses. We also have SMEs loans which are primarily applied for general business purposes for small businesses, such as starting up or expanding their operations, purchasing inventory or meeting day-to-day expenses.

We have attracted a large and diversified group of financial service providers to our platform, including banks, consumer finance companies and other licensed financial institutions in China. As of December 31, 2021, over 1,000 financial service providers offered loan products on our platform.

Towards the end of 2019, we began to offer loan recommendation services in Southeast Asia. We applied our successful experiences and mature business model in China to the overseas market and cooperated with dozens of financial service providers in 2021. In 2021, approximately 7.6% of our revenue generated from loan product recommendations were from overseas markets.

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

Insurance products

To diversify the financial product categories on our platform, we introduced insurance brokerage services under the brand name Anguo Insurance Brokerage after completing the acquisition of a licensed insurance brokerage company in China in the fourth quarter of 2019. We have a team of experienced insurance brokers and distribute a wide range of insurance products underwritten by insurance companies we cooperate with. The insurance products we distribute can be categorized into two major categories: life and health insurance products, and non-life insurance products. In 2021, revenue generated from our insurance brokerage services accounted for 5.7% of our total revenues.

We, together with the individual brokers registered on our platform, distribute insurance products underwritten by insurance companies operating in China to our users. We have an extensive independent insurance product distribution network with approximately 2,200 brokers in 17 provinces in China as of December 31, 2021. We do not assume underwriting risks for the insurance products we distribute. We are compensated for our services by commissions paid by insurance companies, typically based on a percentage of the premium paid by the insured. As of the date of this annual report, we work with more than 150 insurance companies and their agents selling insurance products in China, and therefore are able to offer a variety of insurance products to our users.

We provide our individual brokers with smart business tools, effective user acquisition channels, professional career training and comprehensive customer service. Our technology platform enables intelligent deal management to help our individual brokers find the insurance products that best match users’ needs and streamline and expedite transaction processes. The distribution and service network built upon our technology platform provides an effective channel for us, together with our individual brokers, to engage with and serve our users.

Other Products

We introduced wealth management information services to our platform in the second quarter of 2014. Unlike with loans and credit cards, our users are investors rather than borrowers in relation to wealth management products, so we provide them with information about the terms and conditions of the products and the relative credit risk of the different financial service providers that offer the products. While users can obtain information on wealth management products on our platform, we have made a deliberate choice not to host purchases of these products on our platform, due in part to regulatory uncertainty, potential investment risk for our users and the potential impact on our brand. We purposely avoid monetizing such content and information that we provide on our platform. Starting in 2021, we expanded into non-financial product category to provide integrated marketing solutions and services in respect of mobile application promotion, product promotion and other marketing activities to e-commerce marketplaces and other merchants.

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

Marketing and User Acquisition

We employ a variety of marketing methods to promote our platform and acquire users. Throughout the years, we have successfully expanded our traffic acquisition channels to cover online, offline, mainstream media and private traffic sources based on social demographic. In addition to content driven organic traffic, we conduct marketing through various channels, including online, mobile and social media platforms. Our marketing team works closely with our sales and business development team and utilizes our proprietary data analytical capabilities to conduct cost-efficient marketing. Our online third-party marketing channels include search engines, news feeds, social networking platforms, and app stores, and we incur traffic acquisition expenses. Our marketing channels also include business partners from our social media and partner program and individual insurance brokers. Our social media and partner program facilitates an extensive distribution and service network for us to responsibly promote financial products and better serve our users.

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

The social media and partner program has been very effective in user acquisition and engagement, and is particularly impactful in the recommendation of credit card products on our platform to new users. In 2021, approximately 70% of the credit card volume on our platform were contributed by the social media and partner program.

The social media and partner program has lowered our total customer acquisition cost amidst the continuously increasing costs of online advertising. We are able to effectively attract prospective users and develop customer loyalty due to our proven brand reputation and operating history. In the future, we will continue to recruit and retain business partners through our open platform and conduct product and compliance training for them to ensure an efficient and compliant customer acquisition practice. We plan to continue to leverage the social media and partner program for user acquisition as we expand into other financial product categories and new businesses.

Starting in 2021, we leveraged our integrated marketing solutions and recommendation capabilities to expand into adjacent categories and non-financial product category. In 2021, the revenue of advertising and marketing services and other services grew 167.2% from 2020, validating our initial success of applying an omni-channel strategy across different categories. We plan to continue to leverage the social media and partner program for user acquisition as we expand into other financial product categories and new businesses.

Content

Our platform provides rich and professional content to our users as a way of driving user engagement and cultivating user loyalty. We have a wealth of information on a wide range of financial products on our platform and we empower users to compare and contrast different products within and across product categories. We also provide a variety of third-party information on the subjects of personal finances, wealth management and financial planning. In addition, we have a dedicated team that creates additional content for our platform that is used by academic institutions, industry experts and government bodies. For example, we have issued a series of reports and analyses related to mortgages, consumer loans, consumer finance asset-backed securities, the consumer finance industry, etc. Content is available in a number of forms including short videos, Vlogs, cartoons, online articles and offline booklets and handouts, and we distribute our content through a third-party syndicated content network that includes CCTV, Xinhua Finance, ChinaNews, People’s Daily Online, Yahoo Finance, Southern Metropolis Daily, etc., as well as Tencent’s Wechat social media platform, Kwai’s video platform, ByteDance’s news and information mobile app, and Douyin, ByteDance’s short video platform. We believe that our content library attracts both existing and potential users to our platform and complements our other channels for attracting user traffic.

Financial Service Providers

We have attracted a large and diversified group of financial service providers to our platform, including banks, consumer finance companies, insurance companies and other licensed financial companies in China. As of December 31, 2021, close to 1,500 financial service providers offered a wide variety of financial products on our platform.

We have established a very strong cooperative relationship with credit card issuing banks. As of December 31, 2021, we have worked with 46 credit card issuers that accept online applications in China, including state-owned banks, joint-stock banks and city and urban commercial banks. Since 2018, we have also broadened and diversified our credit card partners network to include more of the banks’ local branches and authorized partners. With years of experiences in loan recommendation services, we have attracted diversified financial service providers offering loan products, including banks, consumer finance companies, micro-loan companies and other licensed financial institutions, as well as their sales representatives. We cooperate with more than 150 insurance companies and their agents in the distribution of over 1,700 insurance products in China. The types of insurance products available on our platform include life insurance and non-life insurance.

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

Sales and marketing solutions and advertising services

Our platform provides efficient and effective sales and marketing solutions to financial service providers and other customers. We perform an initial screening of users based on information provided by them or otherwise obtained with their express permission. We check for patterns of suspicious activity or information that is not consistent or appears to be fabricated. We synthesize information from our users with data from financial service providers and third-party data partners to build up a user profile for each user. This allows us to match users with financial products and allocate them to financial service providers.

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

SaaS-based and system-based solution

We developed our SaaS-based end-to-end solutions in 2016 to empower financial service providers to migrate their entire service process onto our platform, rather than only referring users to the financial institution’s platform at an early stage in the application process. We further updated our SaaS modules in 2020, which allows financial service providers to conveniently manage acquisition efficiency, borrower screening and assessment in a comprehensive manner. As a technology-empowered digital platform, we are able to provide other functional SaaS modules that can fit into the operational procedures of financial service providers backed by our in-depth understanding of their processes and needs. In 2019, we began to offer our risk management services and solutions to financial service providers overseas in Southeast Asia, providing end-to-end integrated solutions to empower inclusive financing businesses.

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

In addition, we have developed and offer a new suite of SaaS-based products to provincial governments and financial regulatory authorities, helping them assess, monitor, and react to regulatory risks of financial institutions in their jurisdictions.

Screening of financial service providers and financial products

We screen the financial products that are offered on our platform based on the financial service provider’s licensing status, the suitability of their products for our users, the creditworthiness of the financial service provider, the quality of their customer service provided by the financial service provider, the terms and conditions of the financial products and other factors. One major step in the screening of financial products is examining and verifying the qualifications of the financial service providers that offer them. We examine their business licenses, the qualification certificates for their products and their reputation in the industry and make inquiries about the market acceptance of their financial products. As part of our internal control process, we conduct our own due diligence on financial service providers and maintain a whitelist of financial service providers based on our verification results. We typically enter into framework agreements of fixed terms with financial service providers and renew them periodically if the relationship continues to be satisfactory. Starting in 2019, we regularly conduct random checks and screenings of our existing financial service provider partners during the term of our cooperation with them to ensure the continual suitability of their financial products for our users, including re-examining their business licenses, the qualification certificates for their products and their current business operation status. We also constantly monitor user feedback of each financial product and financial service provider as well as other related public social indicators to ensure that we can promptly identify and deal with risky financial products and financial service providers.

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

We have sales and business development personnel based at our headquarters in Beijing, at our regional offices in Shanghai and Shenzhen and a dozen tier-2 cities in China. The sales and business development personnel at our regional offices focus on catering and understanding local market requirements, which helps the other teams at our headquarters remain abreast of developments with financial service providers in different regions in China. This allows our sales and business development team to work closely with the research and development team and operations team at our headquarters to maintain a coherent sales and business development strategy.

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

We are committed to protecting user data in our business and operations and engage in data desensitization in accordance with applicable rules and regulations. We use encrypted storage of sensitive data, including data loss prevention solutions. Our network is configured with multiple layers of protection to protect our databases from unauthorized access, and we use sophisticated security protocols for communications between applications. We continually improve and enhance our data and system security through routine checks and timely upgrades.

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

Compliance and user privacy protection. We have consistently strived to comply with data protection laws and regulations in China and engage in data encryption and safe storage for our user privacy protection. We have been certified by the Zhuoxin (Advanced Information Security) Big Data Program led by the China Academy of Information and Communication Technology which is poised to establish a comprehensive data governance ecosystem and help enterprises step up their data security capabilities. Our big data and risk management service platform has been recognized at the third level of the cybersecurity protection system. In addition, we have set up a dedicated unit of security professionals, and in order to safeguard the security and reliability of data in service, we have built a full spectrum of cybersecurity operations throughout physical security, network security, server security, application security, data security and security policy. We have always adopted stringent management measures and technology-powered mechanisms throughout the entire data life cycle to ensure data security and compliance.

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

We employ a variety of marketing methods to promote our image as a reliable, smart and accessible platform. See “Item 4. Business Overview—Our Open Platform—Our Users—Marketing and User Acquisition.”

We are a standing member of the National Internet Finance Association of China, the Beijing Internet Finance Association and the Zhongguancun Internet Finance Association and the Zhongguancun Modern Information Consumer Application Industry Technology Alliance. We are also a member of the Payment and Clearing Association of China, the Internet Society of China, the Shenzhen Internet Finance Association, the Beijing Communication Industry Association, the Beijing Zhongguancun High-Tech Enterprises Association and the Shanghai Foreign Investment Association. We have also received various awards in recognition of our business, such as the prestigious “2021 Top 10 Fintech Innovation Award” awarded by The Chinese Banker and the "Specialized Accreditation of Big Data Platform Security" given out by the Zhuoxin (Advanced Information Security) Big Data Program.

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

Seasonality

Our revenue and operating results have fluctuated in the past from quarter to quarter due in part to seasonal variations in demand for financial products. Typically, our revenue is lowest in the first quarter of the year, in part due to the reduced level of borrowing activities during the Chinese New Year holiday, and highest in the fourth quarter of the year. However, due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results. For example, in 2019, our revenue was highest in the first quarter with decreases in revenue in each subsequent quarter, which was primarily due to the continuous decreases in revenues from recommendation services for loan products, resulting from the continuous decreases in the number of financial products available on our platform given the credit tightening. In addition, the outbreak of the COVID-19 pandemic in 2020 and 2021 has disrupted the customary seasonal trends we previously experienced.

Intellectual Property

We seek to protect our technology, including our proprietary technology infrastructure and core software system, through a combination of copyrights, trade secrets, trademarks and confidentiality agreements. As of December 31, 2021, we hold or otherwise have legal right to use 249 registered copyrights for software or work of art, 218 registered domain names, including rong360.com, and 89 registered trademarks, including “Rong360.”

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

Regulations Related to Cybersecurity, Internet Information Security and Privacy Protection

The PRC government has enacted laws and regulations with respect to cybersecurity,internet information security and protection of personal information from any inappropriate collection activities abuse or unauthorized disclosure. Internet information in China is regulated and restricted from a national security standpoint. PRC laws impose criminal penalties for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. In addition, the Ministry of Public Security has promulgated measures prohibiting use of the internet in ways which result in a leak of state secrets or a spread of socially destabilizing content, among other things. If an internet information service provider violates any of these measures, competent authorities may revoke its operating license and shut down its websites.

Cybersecurity and Internet security in China is also regulated and restricted from a national security standpoint. On July 1, 2015, the National People’s Congress Standing Committee promulgated the National Security Law, which took effect on the same date and replaced the former National Security Law promulgated in 1993. According to the National Security Law, the state shall ensure that the information system and data in important areas are secure and controllable. In addition, according to the National Security Law, the state shall establish national security review and supervision institutions and mechanisms, and conduct national security reviews of key technologies and IT products and services that affect or may affect national security. There are uncertainties on how the National Security Law will be implemented in practice.

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

On November 15, 2018, the CAC issued the Provisions on Security Assessment of the Internet Information Services with Public Opinion Attributes or Social Mobilization Capacity, which came into effect on November 30, 2018. The provisions require internet services providers to conduct security assessments on their Internet information services if their services include functions that provide channels for the public to express opinions or have the capability of mobilizing the public to engage in specific activities. Internet services providers must conduct self-assessment on, among other things, the legality of new technology involved in the services and the effectiveness of security risk prevention measures, and file the assessment report with the local competent cyberspace administration authority and public security authority.

On June 10, 2021, the SCNPC promulgated the Data Security Law which took effect in September 2021. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used, and appropriate level of protection measures is required to be taken for the respective categories of data, for example, the processor of important data shall designate the personnel and management institution responsible for the data security, carry out risk assessment for its data processing activities and file the risk assessment report with the competent authorities. In addition, the Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information.

On July 30, 2021, the State Council promulgated the Security Protection Regulations for Critical Information Infrastructures, which took effect on September 1, 2021 and provide that “critical information infrastructures” refer to those including important network facilities and information systems involved in important industries and fields such as public communication and information services, energy, transportation, water conservancy, finance, public services, e-government, national defense related science and technology industry, and other important industries and those which may seriously endanger national security, national economy and people’s livelihood and public interests if they are damaged, malfunctioned, or if relevant data leakage occurs. Pursuant to these regulations, the competent governmental authorities and supervision and management departments of the abovementioned important industries and fields, being the protection departments, are responsible for formulating the rules on identifying the critical information infrastructures and organizing to identify such critical information infrastructures in the related industries and fields, taking into account the factors including (i) the importance of the network facilities, information systems, etc., to the critical and core businesses in this industry and field; (ii) the degree of damage that may be caused by such network facilities, information systems, etc., if they are destroyed, malfunctioned, or relevant data leakage occurs; (iii) the relevant influence on other industries and fields. In addition, the regulations further require the operators of critical information infrastructures, among others, (i) to report to the competent protection authorities in a timely manner when the identification result may be affected due to material changes in the critical information infrastructure; (ii) to plan, construct or put into use the security protection measures and the critical information infrastructure simultaneously; and (iii) to report to the competent protection authorities in a timely manner in the event of merger, division or dissolution, and deal with critical information infrastructure as required by the competent protection authorities. In addition, the regulations reiterate that the operators of critical information infrastructures shall give priority to purchasing secure and credible network products and services, and if purchasing such network products and services may affect national security, they shall pass a security review in accordance with the network security regulations. Operators in violation of the regulations may be ordered to rectify, subject to warnings, fines and other administrative penalties or even criminal liabilities, and the directly responsible personnel in charge may also be imposed on fines or other liabilities.

On December 28, 2021, the CAC, together with certain other PRC governmental authorities, promulgated the Cybersecurity Review Measures which replaced the previous version and took effect from February 15, 2022. Pursuant to these measures, the purchase of network products and services by an operator of critical information infrastructure or the data processing activities of a network platform operator that affect or may affect national security will be subject to a cybersecurity review. In addition, any online platform operator possessing over one million users’ individual information must apply for a cybersecurity review before listing abroad. The competent governmental authorities may also initiate a cybersecurity review against the operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security.

Article 10 of the Cybersecurity Review Measures also set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review, including (i) risks of critical information infrastructure being illegally controlled or subject to interference or destruction; (ii) the harm caused by the disruption of the supply of the product or service to the business continuity of critical information infrastructure; (iii) the security, openness, transparency and diversity of sources of the product or service, the reliability of supply channels, and risks of supply disruption due to political, diplomatic, trade and other factors; (iv) compliance with PRC laws, administrative regulations and departmental rules by the provider of the product or service; (v) the risk of core data, important data or a large amount of personal information being stolen, leaked, damaged, illegally used, or illegally transmitted overseas; (vi) the risk that critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, and maliciously used by foreign governments for a listing, as well as network information security risks; and (viii) other factors that may endanger the security of critical information infrastructure, cybersecurity and data security. However, there are still uncertainties as to the exact scope of network product or service or data processing activities that will or may affect national security, and the PRC governmental authorities may have discretion in the interpretation and enforcement of these measures.

To apply for a cybersecurity review, the relevant operators shall submit (i) an application letter, (ii) a report to analyze the impact or the potential impact on national security, (iii) purchase documents, agreements, the draft contracts, and the draft application documents for the initial public offering or similar activity, and (iv) other necessary materials. If the Cybersecurity Review Office deems it necessary to conduct a cybersecurity review, it should complete a preliminary review within 30 business days from the issuance of a written notice to the operator, or 45 business days for complicated cases. Upon the completion of a preliminary review, the Cybersecurity Review Office should reach a review conclusion suggestion and send the review conclusion suggestion to the members for the cybersecurity review mechanism and the relevant authorities for their comments. These authorities shall issue a written reply within 15 business days from the receipt of the review conclusion suggestion. If the Cybersecurity Review Office and these authorities reach a consensus, then the Cybersecurity Review Office shall inform the operator in writing, otherwise, the case will go through a special review procedure. The special review procedure should be completed within 90 business days, or longer for complicated cases.

On October 29, 2021, the Measures for the Security Assessment of Cross-border Data Transmission (Draft for Comment) were proposed by the CAC for public comments, which require that any data processor providing important data collected and generated during operations within the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. As of the date of this annual report, the above measures have not been formally adopted, and substantial uncertainties still exist with respect to the enactment timetable, final content, interpretation and implementation of these measures and how they will affect our business operation. Furthermore, on November 14, 2021, the CAC published a discussion draft of Regulations on the Administration of Cyber Data Security for public comment, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. The draft also provides that operators of large internet platforms that set up headquarters, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities. In addition, the draft also requires that data processors processing important data or going public overseas shall conduct an annual data security self-assessment or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of the CAC before January 31 each year. As of the date of this annual report, the abovementioned drafts have not been formally adopted, and substantial uncertainties exist with respect to their enactment timetable, final content, interpretation and implementation.

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

On August 20, 2021, the SCNPC promulgated the PRC Personal Information Protection Law, which took effect from November 1, 2021. Pursuant to the PRC Personal Information Protection Law, personal information refers to the information related to an identified or identifiable individual recorded electronically or by other means, excluding the anonymized information, and processing of personal information includes among others, the collection, storage, use, handling, transmission, provision, disclosure, deletion of personal information. In addition to processing of personal information within the PRC, the PRC Personal Information Protection Law also applies to the processing of personal information outside the PRC under any of the following circumstances: (i) where the purpose is to provide products or services to individuals within the PRC; (ii) when analyzing or assessing the activities of domestic individuals; or (iii) other circumstances as stipulated by laws and administrative regulations. The PRC Personal Information Protection Law explicitly sets forth the circumstances where it is allowed to process personal information, including (i) the consent from the individual has been obtained; (ii) it is necessary for the conclusion and performance of a contract under which an individual is a party, or it is necessary for human resource management in accordance with the labor related rules and regulations and the collective contracts formulated or concluded in accordance with laws; (iii) it is necessary to perform statutory duties or statutory obligations; (iv) it is necessary to respond to public health emergencies, or to protect the life, health and property safety of individuals in emergencies; (v) carrying out news reports, public opinion supervision and other acts for the public interest, and processing personal information within a reasonable scope; (vi) processing personal information disclosed by individuals or other legally disclosed personal information within a reasonable scope in accordance with this law; or (vii) other circumstances stipulated by laws and administrative regulations. In addition, this law emphasizes that individuals have the right to withdraw their consent to process their personal information, and the processors must not refuse to provide products or services on the grounds that the individuals do not agree to the processing of their personal information or withdraw their consent, unless processing of personal information is necessary for the provision of products or services. Before processing the personal information, the processors should truthfully, accurately and completely inform individuals of the following matters in a conspicuous manner and in clear and easy-to-understand language: (i) the name and contact information of the personal information processor; (ii) the purpose of processing personal information, processing method, type of personal information processed, and the retention period; (iii) methods and procedures for individuals to exercise their rights under this law; (iv) other matters that should be notified according to laws and administrative regulations. Furthermore, the law provides that personal information processors who use personal information to make automated decisions should ensure the transparency of decision-making and the fairness and impartiality of the results, and must not impose unreasonable differential treatment on individuals in terms of transaction prices and other transaction conditions.

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

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market access stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s access to specific fields or industries, which will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other relevant departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investments beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with the special requirements on the shareholding, senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalogue of industries for which foreign investments are encouraged according to the needs for national economic and social development, to list the specific industries, fields and regions in which foreign investors are encouraged and guided to invest. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2021 version), or the 2021 Negative List, as promulgated by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce and taking effect on December 27, 2021, and the Encouraged Industry Catalogue for Foreign Investment (2020 version), as promulgated by the NDRC and the Ministry of Commerce and taking effect on January 27, 2021. Industries not listed in these two catalogues are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws.

According to the Implementing Rules, the registration of foreign-invested enterprises shall be handled by the SAMR or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to licensing in accordance with laws, the relevant competent government department responsible for granting such license shall review the license application of the foreign investor in accordance with the same conditions and procedures applicable to PRC domestic investors unless it is stipulated otherwise by the laws and administrative regulations, and the competent government department shall not impose discriminatory requirements on the foreign investor in terms of licensing conditions, application materials, reviewing steps and deadlines, etc.

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

Foreign Investment Restriction on Value-Added Telecommunications Services

According to the 2021 Negative List and the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, which were most recently amended by the State Council on April 7, 2022 and will take effect on May 1, 2022 and which will replace the currently effective version afterwards, for the telecommunications businesses open for foreign investment according to China’s WTO commitment, except as otherwise stipulated by the state, the equity interest of foreign investors in the value-added telecommunications enterprises shall not exceed 50%. In particular, from May 1, 2022, the amended Administrative Regulations on Foreign-Invested Telecommunications Enterprises will cancel the qualification requirement on the primary foreign investor in a foreign invested value-added telecommunications enterprise of having a good track record and operational experience in the value-added telecommunications industry as stipulated in the currently effective version.

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

RDD, one of the VIEs, has obtained an ICP License for the provision of commercial internet information services issued by the Beijing Telecommunication Administration in July 2017.

In addition to the Telecommunications Regulations and the other regulations discussed above, the provision of commercial internet information services on mobile internet applications is regulated by the Administrative Provisions on Information Services of Mobile Internet Applications, which was promulgated by the CAC in June 2016. The information service providers of mobile internet applications are subject to requirements under these provisions, including acquiring the qualifications required by laws and regulations and being responsible for information security. On January 5, 2022, the CAC published a discussion draft of the Revised Administrative Provisions on Information Services of Mobile Internet Applications, which further emphasizes that mobile internet app providers shall implement the user real name system and comply with relevant provisions on the scope of necessary personal information when engaging in personal information processing activities, and mobile internet app providers shall establish and improve a mechanism for the verification and management of information contents and perform the obligations of protecting data security and personal information. In addition, mobile internet app providers shall not compel users to agree to non-essential personal information collection for any reason, and are prohibited from banning users from their basic functional services due to the users’ refusal of providing non-essential personal information. As of the date of this annual report, this draft has not been formally adopted, and uncertainties exist with respect to its enactment timetable, final content, interpretation and implementation.

Regulations Related to Internet Advertisements and Online Advertising

The PRC government regulates advertising, including online advertising, principally through the State Administration for Market Regulation, formerly known as the State Administration for Industry and Commerce. The PRC Advertising Law, as amended in April 2021, outlines the regulatory framework for the advertising industry and allows foreign investors to own up to all equity interests in PRC advertising companies.

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

In addition to the regulations described above, the Interim Measures for Administration of Internet Advertising, adopted by the State Administration for Industry and Commerce and effective on September 1, 2016, set forth certain compliance requirements for online advertising businesses. Advertising operators and distributors of internet advertisement must examine, verify and record identity information for advertisers such as name, address and contact information, and maintain a verification record that is updated on a regular basis. Moreover, advertising operators and advertising distributors must examine supporting documentation provided by advertisers and verify the contents of the advertisements against supporting documents before publishing them. If the contents of advertisements are inconsistent with the supporting documents, or the supporting documents are incomplete, advertising operators and distributors must refrain from providing design, production, agency or publishing services. These measures also prohibit the following activities: (i) providing or using applications and hardware to block, filter, skip over, tamper with, or cover up lawful advertisements; (ii) using network access, network equipment and applications to disrupt the normal transmission of lawful advertisements or adding or uploading advertisements without authorization; and (iii) harming the interests of a third party by using fake statistics or traffic data. On November 26, 2021, the SAMR published a discussion draft of the Administration Measures for Internet Advertising, which provides that where products and services are promoted through internet media in the form of bidding rankings, news reports, experience sharing, consumption evaluation, etc., or other forms with shopping links attached, it shall be clearly marked with "advertising". This draft prohibits using internet media such as websites, web pages, and internet applications aimed at minors to publish advertisements for medical treatment, medicine, health food, medical equipment, cosmetics, alcohol, beauty, and online games that are harmful to physical and mental health of minors. In addition, the draft clearly states that if the internet live-streaming content constitutes commercial advertising, the live-streaming room operators and marketing personnel must abide by the responsibilities and obligations of the internet advertising operators, publishers or spokesperson, and the relevant parties shall not use internet live-streaming to publish advertisements for medical treatment, medicines, formula foods for special medical purposes, medical equipment or health food. As of the date of this annual report, this draft has not been formally enacted, and uncertainties exist with respect to its enactment timetable, final content, interpretation and implementation.

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

Regulation Related to Insurance Brokerage Business

According to the Measures for the Administration of Licenses of Banking and Insurance Institutions promulgated by the China Banking and Insurance Regulatory Commission, or the CBIRC, in April 2021, the PRC Insurance Law promulgated by the SCNPC, in June 1995 and most recently amended in April 2015, and Provisions on the Supervision and Administration of Insurance Agents promulgated by CBIRC on November 12, 2020 and taking effect on January 1, 2021, an insurance brokerage company is an entity that, in the interest of the applicant, provides intermediary services between the applicant and the insurer for the conclusion of an insurance contract and receives a commission in accordance with relevant laws. An insurance brokerage company shall obtain an insurance intermediary license before it engages in insurance brokerage business.

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

On December 7, 2020, the CBIRC promulgated the Regulatory Measures for Online Insurance Business, or the Online Insurance Measures, which took effect on February 1, 2021. The Online Insurance Measures set forth the fundamental business rules applicable to the business operation of all insurance institutions (including insurance companies and insurance intermediaries) and their self-operated online platforms, as well as the specific business rules applicable to various types of insurance institutions and their business operation. In particular, the Online Insurance Measures provide that insurance institutions shall sell the Internet insurance products or provide insurance brokerage and insurance adjustment services through their self-operated online platforms or the self-operated online platforms of other insurance institutions, and the insurance application page must belong to the self-operated online platforms of insurance institutions. If an insurance intermediary conducts the Internet insurance business, its insurance type shall not exceed the insurance coverage and business area of the underwriting insurance company, and its business scope shall not exceed the scope agreed upon in the cooperation or entrustment agreement. An insurance institution operating the Internet insurance business shall submit information related to its self-operated online platforms, Internet insurance products, cooperative sales channels, and related changes to the relevant information system of the relevant regulatory authority. An insurance institution shall submit a report on the operation of the Internet insurance business over the previous year to the relevant information system before April 30 each year. In addition, insurance institutions are required to conduct rectification in accordance with the Online Insurance Measures, complete the rectification of system construction, marketing, sales management, information disclosure and other issues within three months following the implementation of the Online Insurance Measures, and complete the rectification of other business operation issues within six months thereafter, and complete the network security level protection certification of the self-operated network platform within 12 months thereafter. Any insurance institutions in violation of the Online Insurance Measures may be ordered to make rectification or subject to other regulatory measures. On October 12, 2021, the CBIRC promulgated the Notice of Issues on Further Regulating the Internet Personal Insurance Business of Insurance Institutions to strengthen and improve the administration of internet personal insurance business, which sets forth that the insurance intermediary institutions shall have the corresponding technical, operational and service capabilities, select personal insurance products that meet the characteristics of internet channels for online sale, strengthen the management of the sales process, and improve the risk management and control system to carry out internet personal insurance business.

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

Regulations Related to M&A and Overseas Offerings

On August 8, 2006, six PRC regulatory agencies, including the CSRC, adopted the Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the assets; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules purport, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

Furthermore, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which were available to the public on July 6, 2021 and emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, and provided that the special provisions of the State Council on overseas offering and listing by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory authorities will be clarified.

On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), both of which were open for public comments till January 23, 2022. Under these draft new rules, a filing-based regulatory system will be applied to both “direct overseas offering and listing” and “indirect overseas offering and listing” of PRC domestic companies. The “indirect overseas offering and listing” of PRC domestic companies refers to such securities offering and listing in an overseas market made in the name of an offshore entity, but based on the underlying equity, assets, earnings or other similar rights of a domestic company which operates its main business domestically. If the issuer meets the following conditions, the offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) the total assets, net assets, revenues or profits of the domestic operating entity or entities of the issuer in the most recent accounting year account for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) most of the senior managers in charge of business operation and management of the issuer are Chinese citizens or have domicile in China, and its main places of business are located in China or main business activities are conducted in China. Domestic companies that seek to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC, and, among others, shall strictly comply with laws and regulations and relevant provisions concerning national security in spheres of foreign investment, cybersecurity, and data security, and earnestly fulfill their obligations to protect national security. The Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) provide that an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing falls under specific clauses in national laws and regulations and relevant provisions prohibiting such financing activities; (ii) if the intended securities offering and listing in overseas market may constitute a threat to or endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if there are material ownership disputes over equity, major assets, and core technology, etc.; (iv) if, in recent three years, the domestic company or its controlling shareholders and actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy; or are currently under judicial investigations for suspicion of criminal offenses or under investigations for suspicion of major violations; (v) if, in recent three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigations for suspicion of criminal offenses or under investigations for suspicion of major violations; or (vi) other circumstances as prescribed by the State Council. The Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) require that where an issuer makes an application for initial public offering and listing in an overseas market, the filing entity shall submit to the CSRC filing documents, which include but are not limited to those specified below, within 3 working days after such application is submitted: (i) filing reports and associated undertakings; (ii) regulatory opinions, filings or approval and related documents issued by competent industry authorities (where applicable); (iii) opinions issued by competent authorities on security assessment and review of the issuer (where applicable); (iv) legal opinions provided by a domestic law firm; and (v) a prospectus. For violations of these provisions or measures, the CSRC and other competent authorities under the State Council may impose administrative regulatory measures, such as order for correction, regulatory talks and warning letters, proportionate to the severity of the violations, and may pursue legal liability in accordance with law. As of the date of this annual report, it is still uncertain when the final versions of these new provisions and measures will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us.

C.	Organizational Structure

The following diagram illustrates the principal entities in our corporate structure as of the date of this annual report:

Note:

(1)	The VIEs include RDD, KTN, GKZX, HST and TCT. Shareholders of RDD and their respective shareholdings in RDD and relationship with our company are (i) Jiayan Lu (40%), our chief operating officer and co-founder; (ii) Huijing Ye (40%), family member of one of our co-founders; and (iii) Caofeng Liu (20%), our chief technology officer and co-founder. Shareholders of KTN and their respective shareholdings in KTN and relationship with our company are (i) Hui Li (60%), our employee; and (ii) Yang Liu (40%), our employee. Shareholders of GKZX and their respective shareholdings in GKZX and relationship with our company are (i) Xiang Zhu (5%), our employee; and (ii) Deyou Zhou (95%), our employee. The shareholding structure of GKZX was updated in both 2021 and 2022 and concurrent with each completion of equity transfer in GKZX, the previous contractual arrangements we entered into with GKZX’s then previous shareholders that provided us effective control over GKZX were terminated and a new set of contractual arrangements with the same terms were entered into with GKZX’s then current shareholders. Shareholders of HST and their respective shareholdings in HST and relationship with our company are (i) Hangzhou Magic Ant Investment Management Partnership (limited partnership) (73.8%), an investment holding company controlled by the founder of Databook; and (ii) Tingxin Lu (26.2%), family member of one of our co-founders. Our contractual arrangements with HST and its shareholders are entered into through our wholly owned subsidiary, Hangzhou Magnet Technology Co., Ltd. Shareholders of TCT and their respective shareholdings in TCT and relationship with our company are (i) Xiaoqing Hu (51%), our employee; and (ii) Yuexuan Gao (49%), our employee. The VIEs’ major subsidiary includes RDD’s subsidiary, Shanghai Anguo Insurance Brokerage Co., Ltd.

We conduct most of our business operations through our directly owned subsidiaries. However, due to the PRC legal restrictions on foreign ownership of value-added telecommunications businesses, we operate such operations and may operate certain other businesses which are also subject to foreign investment restrictions in China through the VIEs. The VIEs also employ part of our research and development team. In addition, RDD has obtained a value-added telecommunications services license for internet information services, which is known as an ICP License.

Contractual Arrangements with the VIEs

We have entered into a series of contractual arrangements, including exclusive call option agreements, equity pledge agreements and exclusive business cooperation agreements, with the VIEs and their shareholders. These contractual arrangements allow us to exercise effective control over the VIEs, receive substantially all of the economic benefits of the VIEs, and have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we are regarded as the primary beneficiary of the VIEs. We consolidate the financial results of the VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

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

In the opinion of Fangda Partners, our PRC legal counsel:

●	the ownership structure of the VIEs and our wholly foreign owned subsidiaries in China does not violate any applicable PRC laws or regulations currently in effect; and
●	the contractual arrangements among our wholly foreign owned subsidiaries, the VIEs and the shareholders of the VIEs governed by PRC law are valid, binding and enforceable in accordance with their terms and applicable PRC laws or regulations currently in effect and do not violate any applicable PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law, its implementing rules and other regulations and how they may impact our business, financial condition and results of operations.”

D.	Property, Plant and Equipment

Our headquarters are located at the Zhongguancun technology hub in Beijing. Our research and development facilities and our management and operations facilities are located at our headquarters and two other locations in Beijing. We have sales and business development personnel at our headquarters in Beijing and at our regional offices in Shanghai and Shenzhen. We currently lease approximately 3,793 square meters of office space in Beijing, approximately 524 square meters of office space in Shanghai, approximately 198 square meters of office space in Shenzhen and approximately 2,973 square meters of office space in other cities in China.

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

We generate our revenue primarily from fees that we charge financial service providers or their agents for our recommendation services for loan and credit card products on a cost-per-action basis or cost-per-success basis. We also offer financial service providers big data and system-based risk management services. To a lesser extent, we generate revenue from insurance brokerage services and other new business initiatives.

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

Impact of COVID-19 On Our Operations

Beginning in January 2020, the outbreak of COVID-19 has severely impacted China and the rest of the world, and our business and results of operations have been adversely affected as a result. In early 2020, the COVID-19 pandemic resulted in the temporary closure of many corporate offices across China. Given the strict implementation of quarantine measures during this period, we and certain of our business partners implemented temporary adjustment of work schemes allowing employees to work from home and adopted remote collaboration. We made operational adjustments to maintain the same high quality service we had always provided our users, customers and partners as we simultaneously worked to minimize the impact of COVID-19 and push forward our business initiatives. However, as our cooperation with financial service partners rely heavily on face-to-face communications, our cooperation with them has been negatively impacted by the quarantine measures in China and in Beijing, in particular, for several months in 2020. Revenue from recommendation services for loans decreased by 83.5% from 2019 to 2020 and revenue from recommendation services for credit cards decreased by 49.7% from 2019 to 2020, partially due to the negative impact from the COVID-19 pandemic. Our big data and system-based risk management services has also been negatively impacted by the COVID-19 pandemic in both 2020 and 2021, as revenue from such services grew by only 6.9% from 2019 to 2020 and decreased by 9.6% from 2020 to 2021. Furthermore, our insurance brokerage services, which we introduced in the fourth quarter of 2019 after completing the acquisition of a licensed insurance brokerage company in China, was also negatively impacted in both 2020 and 2021 as it was unable to expand as quickly as originally planned due to the strict quarantine measures in China and other negative impacts of COVID-19, since insurance brokerage business also relies heavily on face-to-face communications between our brokers and potential users. Additionally, the global COVID-19 pandemic and the associated inability to travel globally has negatively impacted our recommendation service business in Southeast Asia, and in Indonesia, in particular, and has also negatively affected the progress of the originally planned further expansion of our service offerings overseas since early 2020. Furthermore, certain entities that we and one of the VIEs acquired to support our business growth in China and overseas were negatively impacted by the COVID-19 pandemic and their actual financial performance in 2020 was significantly below the forecasts at acquisition, and development of these businesses were expected to slow down, as a result, we recorded an impairment for goodwill of RMB12.6 million in 2020 attributable to such entities. Many of the quarantine measures within China have since been relaxed, and we, together with our business partners, have gradually resumed normal operations since mid-July 2020. In 2021, our business operations generally recovered from the impacts of the ongoing COVID-19 pandemic, but the negative impacts on our big data and system-based risk management services, insurance brokerage services and overseas services and related expansion plans continued due to the continued quarantine measures on person-to-person interactions and limits on global travel. Such negative impact of the COVID-19 pandemic on our business expansion plans and financial performance may continue in 2022.

The COVID-19 global pandemic has resulted in, and may intensify, global economic distress, and the duration and extent of the impact of COVID-19 outbreak is highly uncertain at this time. We cannot guarantee you that the COVID-19 pandemic will not further escalate or have a material adverse effect on our results of operations, financial condition, cash flows or prospects. Recently, there has been an increasing number of COVID-19 cases, including the COVID-19 Delta and Omicron variant cases, in multiple cities in China. The Chinese local authorities have reinstated certain measures to keep COVID-19 in check, including travel restrictions and stay-at-home orders, and we may have to adjust various aspects of our operations. In addition, the highly-transmissible Delta and Omicron variants of COVID-19 have caused authorities in various countries to reimpose restrictions such as mask mandates, curfews and prohibitions on large gatherings. There remain significant uncertainties surrounding COVID-19, including the existing and new variants of COVID-19, the duration and severity of COVID-19, the extent and severity of new waves of outbreak in China and other countries, the development and progress of distribution of COVID-19 vaccine and other medical treatment and the effectiveness of such vaccine and other medical treatment, and the actions taken by government authorities to contain the outbreak, all of which are beyond our control. The extent of any possible business disruption and the related impact on our financial results and outlook cannot be reasonably estimated at this time. If the situation materially deteriorates in China or globally, our business, results of operations and financial condition could be materially and adversely affected.

We will pay close attention to the development of the COVID-19 pandemic, perform further assessment of its impact and take relevant measures to minimize the impact. As of December 31, 2021, we had cash and cash equivalents, time deposits, restricted cash and time deposits and short-term investment of RMB762.8 million (US$119.7 million), and working capital of approximately RMB424.9 million (US$66.7 million). For more details about the composition of our cash and cash equivalents, restricted cash and short-term investments, please see “—B. Liquidity and Capital Resources.”

See “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business — We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.”

Key Components of Results of Operations

Revenues

Our revenues are derived from recommendation services for credit cards and loans, and big data and system-based risk management services and advertising, marketing and other services offered to financial service providers and other customers.

The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the periods presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenues:
Recommendation services:
Loans	666,307	46.4	109,814	18.7	167,483	26,282	20.8
Credit cards	585,993	40.8	294,567	50.3	407,759	63,986	50.7
Total recommendation services	1,252,300	87.2	404,381	69.0	575,242	90,268	71.5
Big data and system-based risk management services	134,927	9.4	144,227	24.6	130,408	20,464	16.2
Advertising, marketing and other services	48,500	3.4	37,154	6.4	99,397	15,598	12.3
Total revenues	1,435,727	100.0	585,762	100.0	805,047	126,330	100.0

Recommendation services.

We record fees charged for our recommendation services for credit card products on a cost-per-success basis, where the success is most often defined as the issuance of a credit card and in other cases by the completion of an application or the first usage of a credit card, depending on the credit card issuer’s policy. Affected by bank credit tightening and the impact of COVID-19 pandemic, revenue from recommendation of credit cards declined from 2019 to 2020. In 2021, revenue from recommendation services for credit cards experienced recovery from the plunge in 2020.

We record fees charged for our recommendation services for loan products either on a cost-per-action basis, where the action is generally determined by a user’s completion of a loan application, or an amount charged based on a pre-agreed percentage of loan principal amount underwritten by the financial service providers. Due to the macro slowdown in connection with the COVID-19 pandemic and online lending market adjustments pertaining to the evolving regulatory framework, revenue from loan recommendation service declined significantly in 2020. In 2021, recommendation revenue of loans in the domestic market experienced recovery from the plunge in 2020, while recommendation revenue of loans from overseas markets decreased from that in the prior year, primarily due to the negative impact of COVID-19 pandemic on our overseas operations and expansion. The recommendation revenue of loans generated from overseas markets was 7.6% of total loan recommendation revenues in 2021, which percentage was lower than that in 2020.

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

Advertising, marketing and other services primarily consist of insurance brokerage service and other marketing services. We provide insurance brokerage services to sell insurance policies on behalf of insurance companies, which services were introduced in 2020. Other marketing services primarily consist of the marketing solutions and services in respect of mobile application promotion, product promotion and other marketing activities provided to e-commerce marketplaces and other merchants.

Costs and Expenses

Our costs and expenses consist of cost of promotion and acquisition, cost of operation, sales and marketing expenses, research and development expenses, general and administrative expenses, and impairment loss and penalties.

The following table sets forth our costs and expenses, both in absolute amount and as a percentage of total revenues, for the periods indicated:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Cost of promotion and acquisition	(1,025,975)	(71.5)	(379,380)	(64.8)	(562,081)	(88,203)	(69.8)
Cost of operation	(99,784)	(7.0)	(91,910)	(15.7)	(88,049)	(13,817)	(10.9)
Total cost of services	(1,125,759)	(78.5)	(471,290)	(80.5)	(650,130)	(102,020)	(80.7)
Sales and marketing expenses	(207,555)	(14.4)	（128,600)	(21.9)	(143,460)	(22,512)	(17.8)
Research and development expenses	(272,343)	(19.0)	(154,775)	(26.4)	(132,427)	(20,781)	(16.4)
General and administrative expenses	(100,896)	(7.0)	(136,581)	(23.3)	(137,533)	(21,582)	(17.1)
Impairment loss	(254,683)	(17.7)	(16,893)	(2.9)	—	—	—
Penalties	(30,000)	(2.1)	—	—	—	—	—
Total costs and expenses	(1,991,236)	(138.7)	(908,139)	(155.0)	(1,063,550)	(166,895)	(132.0)

Cost of promotion and acquisition

Beginning in 2021, in light of business development, we added a financial statement line item named cost of promotion and acquisition and reclassified the previous line item of cost of revenue and sales and marketing expenses. Cost of promotion and acquisition primarily consists of expenditures relating to user traffic acquisition and rewards to business partners for promotion on social network and social media platform, which are reclassified from sales and marketing expenses, and marketing costs related to advertising and marketing services including commissions paid to individual insurance brokers, which are reclassified from cost of revenue. For comparison purposes, the cost of promotion and acquisition for the years ended December 31, 2019 and 2020 have been retrospectively re-classified. The amount reclassified from sales and marketing expenses to cost of promotion and acquisition are RMB991.8 million and RMB353.1 million for the years ended December 31, 2019 and 2020, respectively. The amount reclassified from cost of revenue to cost of promotion and acquisition are RMB34.2 million and RMB26.3 million for the years ended December 31, 2019 and 2020, respectively. We expect our cost of promotion and acquisition in 2022 to increase in absolute terms as business resumes growth.

Cost of operation

Cost of operation consists primarily of costs associated with maintenance of the platform including data acquisition costs, bandwidth and server hosting costs, call center outsourcing costs, online payment processing fees, depreciation, payroll and other related costs of operations. Beginning from 2021, the direct marketing costs relating to advertising and marketing services including commissions paid to individual insurance brokers previously recorded in cost of revenues have been reclassified to cost of promotion and acquisition. For comparison purposes, the cost of operation for the years ended December 31, 2019 and 2020 have been retrospectively re-classified. We expect our cost of services in 2022 to increase in absolute terms as business resumes growth.

Sales and marketing expenses

Our sales and marketing expenses consist primarily of marketing expenses relating to marketing activities, payroll costs and related expenses for employees involved in sales and marketing activities, and expenses for the portion of call center operations that we outsource. Beginning from 2021, traffic acquisition and rewards to business partners for promotion on social network and social media platform have been reclassified to cost of promotion and acquisition. For comparison purposes, the sales and marketing expenses for the years ended December 31, 2019 and 2020 have been retrospectively re-classified. We expense all sales and marketing costs as incurred. We expect our sales and marketing expenses in 2022 to increase in absolute terms as business resumes growth.

Research and development expenses

Our research and development expenses consist primarily of payroll costs and related expenses for employees involved in developing and improving our platform and our services and solutions. We expense all research and development costs as incurred. We expect our research and development expenses in 2022 to remain relatively stable.

General and administrative expenses

Our general and administrative expenses consist primarily of payroll costs and related expenses for employees involved in general corporate functions, including finance, legal and human resources, and professional fees relating to these functions. We expect our general and administrative expenses in 2022 to increase in absolute terms as business resumes growth.

Impairment loss and penalties

Our impairment loss in the year ended December 31, 2020 primarily reflects the impairment of the goodwill and intangible assets of acquired subsidiaries. We incurred impairment loss for the year ended December 31, 2019 due to the impairment of the goodwill and intangible assets of an acquired subsidiary and a fine imposed to it. We did not incur any impairment loss or penalties for the year ended December 31, 2021.

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

China

Our PRC subsidiaries and the VIEs which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25% except for 15% for the entity qualified as High and New Technology Enterprises. In addition, our PRC subsidiaries and the VIEs are subject to value added taxes, or VAT, at a rate of 6% on the services we provide to financial service providers, less any deductible VAT we have already paid or borne. They are also subject to surcharges on VAT payments in accordance with PRC law.

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

Critical Accounting Estimates

We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period-to-period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.

Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors. In addition, there are other items within our financial statements that require estimation but are not deemed critical as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.

Impairment of Goodwill

We recognize goodwill in business combination transactions, goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries and the consolidated VIEs. Goodwill is not amortized but is tested for impairment at the reporting unit level on an annual basis by the end of year, and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Nature of Estimates Required. Goodwill is subject to periodic assessments of impairment. We test goodwill for impairment annually during the fourth quarter, or when an event occurs or circumstances change that indicate the asset may be impaired. We assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If a qualitative assessment identifies a possible impairment or we impair the assets of a reporting unit, then a quantitative goodwill impairment test is performed. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

Assumptions and Approach Used. Fair value of a reporting unit is determined from the perspective of a market-participant considering, among other things, appropriate discount rates, valuation techniques, and assumptions.

We measure the fair value of the reporting unit based on market prices (i.e., the amount for which the asset could be sold to a third party) when available. When market prices are not available, we generally estimate the fair value of the reporting units using the income approach. The income approach uses cash flow projections. Inherent in our development of cash flow projections are assumptions and estimates derived from a review of our operating results, business plan forecasts, expected growth rates, and cost of capital, similar to those a market participant would use to assess fair value. We also make certain assumptions about future economic conditions and other data. Many of the factors used in assessing fair value are outside the control of management, and these assumptions and estimates may change in future periods.

Changes in assumptions or estimates can materially affect the fair value measurement of the reporting unit and, therefore, can affect the test results. The following are key assumptions we use in making cash flow projections:

●	Business projections. We make assumptions about the demand of our services and the cost levels in the marketplace. These projections are derived using our internal business plan forecasts that are updated at least annually and reviewed by our Board of Directors. The better the business projection is, the higher the fair value of the reporting unit.
●	Terminal growth rate. A growth rate is used to calculate the terminal value of the business and is added to the present value of the debt-free interim cash flows. The growth rate is the expected rate at which the reporting unit would enjoy in the future period. The higher the Terminal growth rate, the higher the fair value of reporting unit.
●	Discount rate. When measuring possible impairment, future cash flows are discounted at a rate that is consistent with a weighted-average cost of capital that we anticipate a potential market participant would use. Weighted-average cost of capital is an estimate of the overall risk-adjusted pre-tax rate of return expected by equity and debt holders of a business enterprise. The higher the discount rate, the lower the fair value of reporting unit.

See Note 2 to the consolidated financial statements included elsewhere in this report for more information regarding goodwill.

Stock-Based Compensation

Our share-based compensation comprises the share options of the company and the share options granted with the underlying shares of RONG360. RONG360 is not listed and has no readily determination fair value, the fair value of such share options are determined by the binomial option pricing model at the grant date, and is expected to be expensed over the respective vesting periods. We have used the discounted cash flow method to determine the underlying equity fair value of RONG360. Significant estimates and assumptions, including fair value per share, discount rate, risk-free interest rate, expected volatility, expected term, dividend yield, and discount for lack of marketability are made by the management. Changes in these estimates and assumptions could materially affect the fair value of the options and recognition of share-based compensation expenses.

The following are key assumptions we used in the binomial option pricing model.

-Fair value per share. We have used the discounted cash flow method to determine the underlying fair value per share. The higher the fair value per share, the higher the fair value of the option.

-Discount rate. Future cash flows are discounted at a rate that is consistent with a weighted-average cost of capital that we anticipate a potential market participant would use. Weighted-average cost of capital is an estimate of the overall risk-adjusted pre-tax rate of return expected by equity and debt holders of a business enterprise. The higher the discount rate, the lower the fair value per share.

-Risk-free interest rate. Risk-free interest rate is estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ at the option valuation date. The higher the risk-free interest rate, the lower the fair value of the option.

-Expected volatility. The expected volatility at the grant date and each option valuation date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term of the options. The higher the expected volatility, the lower the fair value of the option.

-Expected term. Expected term is the contractual life of the options. The longer the expected term, the higher the fair value of the option.

-Dividend yield. RONG360 has never declared or paid any cash dividends on its capital stock, and we do not anticipate any dividend payments in the foreseeable future. The higher the dividend yield, the lower the fair value of the option.

Discount for lack of marketability (“DLOM”). It was quantified by the Finnerty’s Average-Strike put options mode. Under this option-pricing method, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM. The higher the DLOM, the lower the fair value of the option.

See Note 17 to the consolidated financial statements included elsewhere in this report for additional information on assumptions and inputs to the fair value determination of share-based awards.

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

Noncontrolling interests

For our consolidated subsidiaries and the VIEs, noncontrolling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to us as the controlling shareholder. Noncontrolling interests are classified as a separate line item in the equity section of our consolidated balance sheets and have been separately disclosed in our consolidated statements of comprehensive loss to distinguish the interests from our interests.

Changes in our ownership interest while we retain controlling interest in our subsidiary or the VIE shall be accounted for as equity transactions. Therefore, no gain or loss will be recognized in consolidated net income/(loss) or comprehensive income/(loss). The carrying amount of the noncontrolling interest will be adjusted to reflect the change in the ownership interest in the subsidiary or the VIE. Any difference between the fair value of the consideration received or paid and the amount by which the noncontrolling interest is adjusted will be recognized in equity attributable to us.

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

We adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) since January 1, 2018, according to which we recognize revenues when performance obligations under the terms of a contract with a customer are satisfied and promised services have transferred to the customer, in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services and net of value-added tax.

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

Timing of revenue recognition may differ from the timing of payment from customers. We do not have material contract assets as we generally have the unconditional right to payment as revenue is recognized or the timing difference is immaterial. Accounts receivable represents amounts that we have satisfied the performance obligation and have the unconditional right to payment. Unearned revenue consists of payments received related to unsatisfied performance obligations at the end of the period, included in "Advance from customers" in our consolidated balance sheets. Due to the generally short-term duration of our contracts, the majority of the performance obligations are satisfied in one year. The amount of revenue recognized that was included in the receipts in advance from customers balance at the beginning of the year was RMB4.1 million and RMB11.6 million for the years ended December 31, 2020 and 2021.

Recommendation services:

i.	Credit card

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

ii.	Loans

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

Advertising, marketing and other services

Revenues of advertising, marketing and other services primarily consist of revenues from insurance brokerage service and other marketing services. Insurance brokerage revenue is commissions earned from insurance brokerage services, determined based on a percentage of premiums paid by the insureds. Insurance brokerage services revenue is recognized when the signed insurance policy is in place and the premium is collectable from the insured since we have fulfilled our performance obligation to sell an insurance policy on behalf of the insurance company. The brokerage commission, which is paid by the insurance company, is based on the terms specified in the service contracts with the insurance companies. Revenue of other marketing services is service fee charged to the customers including e-commerce marketplaces and other merchants for the marketing solutions and services in respect of mobile application promotion, product promotion and other marketing activities. Revenue is recognized when all of the revenue recognition criteria are met, which is generally when the relevant services specified in the contracts are rendered.

For service arrangements involved with third-party platform, we consider whether we should report revenues on a gross or net basis by assessing all indicators set forth in ASC 606, and determine if we are acting as principal or agent. For arrangements where we control the service before it is transferred to the customer as a principal, as we are the primary obligor, subject to inventory risk, and having discretion in establishing prices, revenue is recorded on a gross basis on the amount of fees we billed to our customers. Otherwise, the revenue is recorded on a net basis.

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

The detailed information of the share-based compensation expenses recognized for the year ended December 31, 2019, 2020 and 2021 is included in Note 17 to the consolidated financial statements included elsewhere in this report.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the acquisitions of interests in our subsidiaries and the consolidated VIEs. We perform quantitative goodwill impairment test annually or more frequently when an event occurs or circumstances change that indicate the carrying value may not be recoverable. A goodwill impairment loss is recognized for the amount that the carrying amount of a reporting unit, including goodwill, exceeds its fair value, limited to the total amount of goodwill allocated to that reporting unit. RMB147.3 million, RMB12.6 million and nil of impairment loss of goodwill were recognized for the years ended December 31, 2019, 2020 and 2021, respectively.

Impairment of long-lived assets

We evaluate our long-lived assets with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the impairment by comparing carrying amount of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the long-lived assets over their fair value. RMB101.1 million, RMB4.3 million and nil of impairment loss of long-lived assets were recognized for the years ended December 31, 2019, 2020 and 2021, respectively.

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

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenues:
Recommendation services:
Loans (including revenues from related party of RMB31,980, RMB4,757 and RMB488 for the years ended December 31, 2019, 2020 and 2021, respectively)	666,307	46.4	109,814	18.7	167,483	26,282	20.8
Credit cards	585,993	40.8	294,567	50.3	407,759	63,986	50.7
Total recommendation services	1,252,300	87.2	404,381	69.0	575,242	90,268	71.5
Big data and system-based risk management services (including revenues from related party of RMB6,858, RMB3,626 and RMB4,282 for the years ended December 31, 2019, 2020 and 2021, respectively)	134,927	9.4	144,227	24.6	130,408	20,464	16.2
Advertising, marketing and other services	48,500	3.4	37,154	6.4	99,397	15,598	12.3
Total revenues	1,435,727	100.0	585,762	100.0	805,047	126,330	100.0
Costs and expenses:
Cost of promotion and acquisition(1) (including cost from related party of RMB21,099, nil and nil for the years ended December 31, 2019, 2020 and 2021, respectively)	(1,025,975)	(71.5)	(379,380)	(64.8)	(562,081)	(88,203)	(69.8)
Cost of operations(1)	(99,784)	(7.0)	(91,910)	(15.7)	(88,049)	(13,817)	(10.9)
Total cost of services	(1,125,759)	(78.5)	(471,290)	(80.5)	(650,130)	(102,020)	(80.7)
Sales and marketing expenses (1) (including expenses from related party of nil, RMB206 and RMB124 for the years ended December 31, 2019, 2020 and 2021, respectively)	(207,555)	(14.4)	(128,600)	(21.9)	(143,460)	(22,512)	(17.8)
Research and development expenses	(272,343)	(19.0)	(154,775)	(26.4)	(132,427)	(20,781)	(16.4)
General and administrative expenses	(100,896)	(7.0)	(136,581)	(23.3)	(137,533)	(21,582)	(17.1)
Impairment loss	(254,683)	(17.7)	(16,893)	(2.9)	—	—	—
Penalties	(30,000)	(2.1)	—	—	—	—	—
Loss from operations	(555,509)	(38.7)	(322,377)	(55.0)	(258,503)	(40,565)	(32.0)
Net interest income/(expenses)	5,100	0.4	(2,290)	(0.4)	(4,193)	(658)	(0.5)
Others, net	11,785	0.8	11,238	1.9	58,020	9,105	7.2
Loss before income tax	(538,624)	(37.5)	(313,429)	(53.5)	(204,676)	(32,118)	(25.3)
Income tax benefits	8,005	0.5	1,283	0.2	582	91	0.1
Net loss	(530,619)	(37.0)	(312,146)	(53.3)	(204,094)	(32,027)	(25.2)
Less: net loss attributable to noncontrolling interests	(78,859)	(5.5)	(7,999)	(1.4)	(4,309)	(676)	(0.5)
Net loss attributable to Jianpu’s shareholders	(451,760)	(31.5)	(304,147)	(51.9)	(199,785)	(31,351)	(24.7)

Note:

(1)Beginning in 2021, in light of business development, we added a financial statement line item named cost of promotion and acquisition and reclassified the previous line item of cost of revenue and sales and marketing expenses. Cost of promotion and acquisition primarily consists of expenditures relating to user traffic acquisition and rewards to business partners for promotion on social network and social media platform, which are reclassified from sales and marketing expenses, and marketing costs related to advertising and marketing services including commissions paid to individual insurance brokers, which are reclassified from cost of revenue. Cost of operation, post the reclassification, consists primarily of costs associated with maintenance of the platform including data acquisition costs, bandwidth and server hosting costs, call center outsourcing costs, online payment processing fees, depreciation, payroll and other related costs of operations. Sales and marketing expenses, post the reclassification, consist primarily of marketing expenses relating to marketing activities, payroll costs and related expenses for employees involved in sales and marketing activities, and expenses for the portion of call center operations that we outsource. The cost of operation, cost of promotion and acquisition, and sales and marketing expenses for prior years have also been retrospectively reclassified. The amount reclassified from sales and marketing expenses to cost of promotion and acquisition are RMB991.8 million and RMB353.1 million for the years ended December 31, 2019 and 2020, respectively. The amount reclassified from cost of revenue to cost of promotion and acquisition are RMB34.2 million and RMB26.3 million for the years ended December 31, 2019 and 2020, respectively.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Total revenues. Our total revenues increased by 37.4% from RMB585.8 million in 2020 to RMB805.0 million (US$126.3 million) in 2021, primarily due to increases in revenues from recommendation services and advertising, marketing and other services, partially offset by a decrease in revenue from big data and system-based risk management services.

●	Revenues from recommendation services increased by 42.2% to RMB575.2 million (US$90.3 million) in 2021 from RMB404.4 million in 2020, due to increases in revenues from recommendation services for both loan products and credit card products.
o	Revenues from recommendation services for credit cards increased by 38.4% to RMB407.8 million (US$64.0 million) in 2021 from RMB294.6 million in 2020. Credit card volume for recommendation services in 2021 was approximately 3.7 million, representing an increase of approximately 32.1% from that in 2020, primarily due to the recovery from the plunge in 2020. The average fee per credit card for recommendation services was RMB109.8 (US$17.2) in 2021, compared with that of RMB106.8 in 2020.
o	Revenues from recommendation services for loans increased by 52.6% to RMB167.5 million (US$26.3 million) in 2021 from RMB109.8 million in 2020, mainly due to an increase in the number of loan applications on our platform, partially offset by a decrease in average fee per loan application. The number of loan applications on our platform in the PRC was approximately 13.6 million in 2021, representing an increase of approximately 94.3% from that in 2020, primarily due to the recovery from the plunge in 2020. The recommendation revenue of loans generated from overseas markets was 7.6% of total loan recommendation revenues in 2021, which percentage is less than that of 14.3% in 2020. The global COVID-19 pandemic and the associated inability to travel globally has negatively impacted our overseas business as discussed in “Item 5.Operating and Financial Review and Prospects - A. Operating Results - Impact of COVID-19 On Our Operations”.
●	Revenue from big data and system-based risk management services decreased by 9.6% to RMB130.4 million (US$20.5 million) in 2021 from RMB144.2 million in 2020, mainly due to the decrease in the number of paying customers in 2021.
●	Revenues from advertising, marketing and other services increased by 167.2% to RMB99.4 million (US$15.6 million) in 2021 from RMB37.2 million in 2020, primarily due to the growth of insurance brokerage services and initiatives of other new business.

Cost of promotion and acquisition. Our cost of promotion and acquisition increased by 48.2% to RMB562.1 million (US$88.2 million) in 2021 from RMB379.4 million in 2020. The increase was in line with the growth of our recommendation services and advertising, marketing services and other services in 2021. The increase was mainly due to the increase from RMB224.0 million in 2020 to RMB324.0 million (US$50.8 million) in 2021 in rewards to business partners for promotion through the social media and partner program and the increase from RMB16.0 million in 2020 to RMB40.8 million (US$6.4 million) in 2021 in commissions paid to individual insurance brokers.

Cost of operation. Our cost of operation decreased by 4.2% to RMB88.0 million (US$13.8 million) in 2021 from RMB91.9 million in 2020. The decrease was primarily attributable to the decrease from RMB10.6 million in 2020 to RMB4.5 million (US$0.7 million) in 2021 in depreciation expenses, and the decrease from RMB6.7 million in 2020 to RMB4.7 million (US$0.7 million) in 2021 in bandwidth and server hosting costs.

Sales and marketing expenses. Our sales and marketing expenses increased by 11.6% to RMB143.5 million (US$22.5 million) in 2021 from RMB128.6 million in 2020. The increase was primarily due to the increase in payroll costs including share-based compensation expenses, from RMB90.6 million in 2020 to RMB101.3 million (US$15.9 million) in 2021.

Research and development expenses. Our research and development expenses decreased by 14.5% to RMB132.4 million (US$20.8 million) in 2021 from RMB154.8 million in 2020, primarily due to the decrease in payroll costs including share-based compensation expenses, from RMB137.2 million in 2020 to RMB121.4 million (US$19.0 million) in 2021.

General and administrative expenses. Our general and administrative expenses increased by 0.7% to RMB137.5 million (US$21.6 million) in 2021 from RMB136.6 million in 2020. The increase was primarily attributable to the increase in payroll expenses including share-based compensation expenses, from RMB36.8 million in 2020 to RMB75.2 million (US$11.8 million) in 2021, partially offset by the decrease from RMB68.3 million in 2020 to RMB39.6 million (US$6.2 million) in 2021 in professional fees and the decrease from RMB13.1 million in 2020 to negative RMB0.8 million (US$0.1 million) in 2021 in bad debt expenses. The change in share-based compensation expenses from negative RMB2.4 million in 2020 to RMB15.4 million (US$2.4 million) in 2021 was mainly to the reversal of share-based compensation expenses in 2020.

Others, net. Our others, net increased by 417.9% to RMB58.0 million (US$9.1 million) in 2021 from RMB11.2 million in 2020. The increase was primarily from the realized investment gain of RMB51.2 million from our investment in Conflux Global, a decentralized applications blockchain solution provider.

Net loss. As a result of the foregoing, we had a net loss of RMB204.1 million (US$32.0 million) in 2021, compared with a net loss of RMB312.1 million in 2020.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Total revenues. Our total revenues decreased by 59.2% from RMB1,435.7 million in 2019 to RMB585.8 million in 2020, primarily due to decreases in revenues both from recommendation services for loan and credit card products, and advertising and marketing services and other services.

●	Revenues from recommendation services decreased by 67.7% to RMB404.4 million in 2020 from RMB1,252.3 million in 2019, due to decreases in revenues from recommendation services for both loan products and credit card products.
o

Revenues from recommendation services for credit cards decreased by 49.7% to RMB294.6 million in 2020 from RMB586.0 million in 2019. Credit card volume for recommendation services in 2020 was approximately 2.8 million, representing a decrease of approximately 49.8% from that in 2019. The average fee per credit card for recommendation services was RMB106.8 in 2020, which is stable from that of RMB106.5 in 2019.

o

Revenues from recommendation services for loans decreased by 83.5% to RMB109.8 million in 2020 from RMB666.3 million in 2019, mainly due to the decrease in number of loan applications on our platform. The number of loan applications on our platform was approximately 7.0 million in 2020, representing a decrease of approximately 81.3% from that in 2019. The average fee per loan application decreased by 24.03% from RMB17.68 in 2019 to RMB13.43 in 2020. Such changes were mainly attributable to the decrease of number of financial products available on our platform given the impact from COVID-19 pandemic, as well as credit tightening and change of industry dynamics. The recommendation revenue of loans generated from overseas markets accounted for 14.3% of total loan recommendation revenues in 2020.

●	Revenue from big data and system-based risk management services increased by 6.9% to RMB144.2 million in 2020 from RMB134.9 million in 2019, mainly due to the increase in revenues from overseas markets and revenues from system-based solutions and services due to the acquisition of Newsky Wisdom in 2020.
●	Revenues from advertising, marketing and other services decreased by 23.3% to RMB37.2 million in 2020 from RMB48.5 million in 2019, primarily due to a decrease in revenues from advertising and marketing services reflecting the impact from COVID-19 pandemic, partially offset by revenues from insurance brokerage services that started in 2020.

Cost of promotion and acquisition. Our cost of promotion and acquisition decreased by 63.0% to RMB379.4 million in 2020 from RMB1,026.0 million in 2019. The decrease was mainly due to the decrease from RMB590.2 million in 2019 to RMB224.0 million in 2020 in rewards to business partners for promotion through the social media and partner program, and the decrease from RMB437.6 million in 2019 to RMB131.8 million in 2020 in traffic acquisition cost.

Cost of operation. Our cost of operation decreased by 7.9% to RMB91.9 million in 2020 from RMB99.8 million in 2019. The decrease was primarily attributable to the decrease from RMB16.9 million in 2019 to RMB3.0 million in 2020 in short message service fees, and the decrease from RMB16.4 million in 2019 to RMB6.7 million in 2020 in bandwidth and server hosting costs.

Sales and marketing expenses. Our sales and marketing expenses decreased by 38.1% to RMB128.6 million in 2020 from RMB207.6 million in 2019. The decrease was primarily due to the decrease in brand promotion expenses from RMB36.0 million in 2019 to RMB2.6 million in 2020 and the decrease in payroll costs including share-based compensation expenses from RMB121.8 million in 2019 to RMB90.6 million in 2020.

Research and development expenses. Our research and development expenses decreased by 43.2% to RMB154.8 million in 2020 from RMB272.3 million in 2019, primarily due to the decrease in payroll costs including share-based compensation expenses, from RMB225.7 million in 2019 to RMB137.2 million in 2020, and the decrease in depreciation expenses, rental expenses and professional expenses from RMB34.5 million in 2019 to RMB12.1 million in 2020.

General and administrative expenses. Our general and administrative expenses increased by 35.4% to RMB136.6 million in 2020 from RMB100.9 million in 2019. The increase was mainly due to the increase in professional fees from RMB43.0 million in 2019 to RMB68.3 million in 2020, and the change in share-based compensation expenses from negative RMB19.2 million in 2019 to negative RMB2.4 million in 2020. The increase in share-based compensation expenses was mainly due to a larger amount reversal of share-based compensation expenses in 2019, partially offset by the decrease of the numbers of unamortized options granted in prior years and newly granted share options in 2020. We reversed share-based compensation expenses in both 2019 and 2020 related to the options granted in 2017 with a performance condition, because the modified performance condition became improbable.

Impairment loss and penalties. Our impairment loss and penalties in 2020 were RMB16.9 million and nil, respectively, compared with RMB254.7 million and RMB30.0 million, respectively, in 2019. The impairment loss in 2020 was primarily due to the impairment of the goodwill and intangible assets of certain acquired subsidiaries, the operations of which were adversely affected by the COVID-19 pandemic.

Net loss. As a result of the foregoing, we had a net loss of RMB312.1 million in 2020, compared with a net loss of RMB530.6 million in 2019.

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in Note 3 to our consolidated financial statements included elsewhere in this annual report.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2%, and 1.3%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(200,837)	(107,498)	(294,588)	(46,228)
Net cash provided by/(used in) investing activities	(47,457)	(91,265)	36,509	5,729
Net cash provided by/(used in) financing activities	(198,034)	98,597	23,380	3,669
Effect of exchange rate changes on cash and cash equivalents and restricted cash	9,709	(34,031)	(10,580)	(1,659)
Net decrease in cash and cash equivalents and restricted cash	(436,619)	(134,197)	(245,279)	(38,489)
Cash and cash equivalents and restricted cash at beginning of the year	1,270,001	833,382	699,185	109,717
Including:
Cash and cash equivalents at beginning of the year	1,270,001	694,910	549,979	86,304
Restricted cash at beginning of the year	—	138,472	149,206	23,413
Cash and cash equivalents and restricted cash at end of the year	833,382	699,185	453,906	71,228
Including:
Cash and cash equivalents at end of the year	694,910	549,979	444,933	69,820
Restricted cash at end of the year	138,472	149,206	8,973	1,408

As of December 31, 2019, 2020 and 2021, respectively, our cash and cash equivalents were RMB833.4 million, RMB699.2 million and RMB453.9 million (US$71.2 million). Our cash and cash equivalents mainly represent cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted to withdrawal or use, and which have original maturities of three months or less. As of December 31, 2019, 2020 and 2021, our restricted cash were RMB138.5 million, RMB149.2 million and RMB9.0 million (US$1.4 million), respectively. Restricted cash represents cash that is restricted as to withdrawal or use for current operations.

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

Operating Activities

Net cash used in operating activities for the year ended December 31, 2021 was RMB294.6 million (US$46.2 million), as compared to net loss of RMB204.1 million (US$32.0 million) for the same period. The principal changes in operating assets and liabilities were a decrease of RMB68.3 million (US$10.7 million) in accrued expenses and other current liabilities and an increase of RMB35.7 million (US$5.6 million) in accounts receivable, partially offset by an increase of RMB19.8 million (US$3.1 million) in amounts due to related party and an increase of RMB19.6 million (US$3.1 million) in accounts payable. The principal non-cash items affecting the difference between our net loss and our net cash used in operating activities in 2021 were RMB51.1 million (US$8.0 million) of investment income, partially offset by RMB17.4 million (US$2.7 million) of share-based compensation expenses and RMB11.1 million (US$1.7 million) of depreciation and amortization expenses.

Net cash used in operating activities for the year ended December 31, 2020 was RMB107.5 million, as compared to net loss of RMB312.1 million for the same period. The principal changes in operating assets and liabilities were a decrease of RMB98.7 million in accounts receivable and a decrease of RMB61.8 million in prepayments and other current assets, partially offset by a decrease of RMB24.8 million in amount due to related party. The decrease in accounts receivable and prepayments were attributable to the optimization of collection and payment cycles. The principal non-cash items affecting the difference between our net loss and our net cash used in operating activities in 2020 were RMB18.6 million of depreciation and amortization expenses, RMB16.9 million of impairment loss and RMB13.1 million of allowance for credit losses.

Net cash used in operating activities for the year ended December 31, 2019 was RMB200.8 million, as compared to net loss of RMB530.6 million for the same period. The principal non-cash items affecting the difference between our net loss and our net cash used in operating activities in 2019 were RMB254.7 million of impairment loss, RMB36.5 million of depreciation and amortization expenses, RMB28.3 million of allowance for credit losses and partially offset by deferred income tax benefits of RMB16.8 million. The principal changes in operating assets and liabilities were a decrease of RMB71.7 million in advance from customers, a decrease of RMB38.4 million in amount due to related party, a decrease of RMB17.3 million in tax payable, partially offset by a decrease of RMB73.3 million in accounts receivable, an increase of RMB48.4 million in accrued expenses and other current liabilities and a decrease of RMB46.4 million in prepayments and other current assets. The decrease in advance from customers was attributable to the slowdown of loan business under the influence of industry volatility. The decrease in accounts receivable and prepayments were attributable to the optimization of collection and payment cycles.

Investing Activities

Net cash provided by investing activities for the year ended December 31, 2021 was RMB36.5 million (US$5.7 million), primarily due to an inflow of RMB60.6 million (US$9.5 million) of cash received from long-term investments, partially offset by an outflow of RMB10.0 million (US$1.6 million) of placement of time deposits and a net outflow of RMB6.4 million (US$1.0 million) of short-term investments and restricted investment.

Net cash used in investing activities for the year ended December 31, 2020 was RMB91.3 million, including a transfer to restricted time deposits of RMB89.4 million, and a net inflow of RMB8.6 million of short-term investments and restricted investment.

Net cash used in investing activities for the year ended December 31, 2019 was RMB47.5 million, including a net inflow of RMB42.8 million of short-term investments and restricted investment, a net outflow of RMB45.4 million of restricted time deposits, RMB24.6 million of payment for business combination and RMB16.4 million of payment for property and equipment.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2021 was RMB23.4 million (US$3.7 million), including a net cash inflow of RMB23.4 million (US$3.7 million) of short-term borrowings.

Net cash provided by financing activities for the year ended December 31, 2020 was RMB98.6 million, including a net cash inflow of RMB98.5 million of short-term borrowings.

Net cash used in financing activities for the year ended December 31, 2019 was RMB198.0 million, including a net cash outflow of RMB70.0 million of short-term borrowing activities and RMB134.6 million of payment for share repurchase, partially offset by RMB10.0 million of proceeds from employees exercising stock options.

Material Cash Requirements

Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our capital expenditures and operating lease commitments.

Our capital expenditures are primarily incurred for purchases of intangible assets, property and equipment. Our capital expenditures were RMB16.4 million in 2019, RMB4.1 million in 2020 and RMB3.1 million (US$0.5 million) in 2021.

Our operating lease commitments represent leases for our office premises. The following table sets forth our operating lease agreements as of December 31, 2021:

			Less than
	Total		1 Year		1–3 years		3–5 Years		More than 5 years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

	(in thousands)
Operating lease commitments	13,920	2,183	12,538	1,967	1,382	216	—	—	—	—

We intend to fund our existing and future material cash requirements with our existing cash balance, bank loans and operational cash inflows. We will continue to make cash commitments, including capital expenditures, to meet the needs of the expected growth of our business.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2021.

Holding Company Structure

Jianpu Technology Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and the VIEs in China. As a result, Jianpu Technology Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries and the VIEs may allocate a portion of their after-tax profits based on PRC accounting standards to discretionary surplus funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. For the years ended December 31, 2019, 2020 and 2021, profit appropriation to statutory surplus fund for our entities incorporated in the PRC was approximately RMB1.9 million, nil and RMB0.1 million (US$0.02 million) respectively. No appropriation to other reserve funds was made for any of the periods presented. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Data and Technology.” and “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.	Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Estimates.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Daqing (David) Ye	49	Co-Founder, Chairman and Chief Executive Officer
Jiayan Lu	46	Co-Founder, Director and Chief Operating Officer
Caofeng Liu	39	Co-Founder, Director and Chief Technology Officer
Chenchao Zhuang	46	Co-Founder, Director
Yilü (Oscar) Chen	47	Director and Chief Financial Officer
James Qun Mi	54	Director
Denny Lee	54	Independent Director
Xiaoyan Zhang	45	Independent Director
Kuang-Yu (Jeff) Liao	62	Independent Director

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

Mr. Denny Ting Bun Lee has served as our independent director since November 2017. Mr. Lee serves as an independent non-executive director of NetEase, Inc., a leading internet and online game service provider in China listed on the Nasdaq Global Select Market, since 2002. He was the chief financial officer of NetEase, Inc. from 2002 to 2007. Prior to joining NetEase, Inc., Mr. Lee worked in the Hong Kong office of KPMG from 1990 to 2001. Mr. Lee currently serves as the independent non-executive director and the chairman of the audit committees of the following companies: (1) New Oriental Education & Technology Group Inc., a provider of private education services in China listed on the New York Stock Exchange, (2) China Metal Resources Utilization Ltd., a company principally engaged in the manufacturing and sales of copper and related products in China listed on the main board of Hong Kong Stock Exchange, and (3) NIO Inc., a pioneer in China’s premium electric vehicle market listed on the New York Stock Exchange. He was an independent non-executive director of Concord Medical Services Holdings Limited, a leading specialty hospital management solution provider and operator in China listed on the New York Stock Exchange, from December 2009 to May 2021. Mr. Lee graduated from the Hong Kong Polytechnic University majoring in accounting and is a member of The Hong Kong Institute of Certified Public Accountants and The Chartered Association of Certified Accountants.

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

For the year ended December 31, 2021, we paid an aggregate of approximately RMB9.2 million (US$1.4 million) in cash and benefits to our executive officers. We do not pay our non-executive directors. For share incentive grants to our officers and directors, see “—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

In October 2017, our board of directors approved the 2017 Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2017 Share Incentive Plan, or the 2017 Plan, the maximum number of shares available for issuance shall be 2% of the total number of shares issued and outstanding as of the closing of our IPO, plus an annual increase on the first day of each of the first five fiscal years of the Company during the term of the 2017 Plan commencing with the fiscal year beginning January 1, 2018, by an amount equal to 2% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year (excluding issued shares reserved for future option exercise and restricted share unit vesting), and an annual increase on the first day of each of the next five fiscal years of the Company during the term of the 2017 Plan commencing with the fiscal year beginning January 1, 2023, by an amount equal to 1.5% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year (excluding issued shares reserved for future option exercise and restricted share unit vesting)

We assumed all outstanding share incentive awards issued under the RONG360 2012 Plan and administered the assumed awards pursuant to the Global Share Plan. As of February 28, 2022, a total of 23,474,169 awards (8,516,498 of which are exercisable), including the share awards succeeding from the RONG360 2012 Share Plan, has been granted under the Global Share Plan to our directors, employees and other eligible persons, and a total of 40,416,059 awards (9,633,978 of which are exercisable) has been granted under the 2017 Share Incentive Plan to our directors, management executives and employees.

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

The following table summarizes, as of February 28, 2022, the outstanding options that were granted to our directors, executive officers and other grantees in the aggregate under the Global Share Plan and the 2017 Plan:

	Ordinary Shares
	Underlying
	Outstanding	Exercise Price
Name	Options	(US$/Share)	Grant Date	Expiration Date
Daqing (David) Ye	*	0.01	December 2017, December 2019, December 2021 and January 2022	December 2027, December 2029, December 2031 and January 2032
Jiayan Lu	*	0.01	December 2017, December 2019, December 2021 and January 2022	December 2027, December 2029, December 2031 and January 2032
Caofeng Liu	*	0.01	December 2017, December 2019, December 2021 and January 2022	December 2027, December 2029, December 2031 and January 2032
Yilü (Oscar) Chen	*	0.01	April and December 2017, December 2019, December 2021 and January 2022	April and December 2027, December 2029, December 2031 and January 2032
Denny Lee	*	0.01	November 2017, December 2019, December 2021 and January 2022	November 2027, December 2029, December 2031 and January 2032
Xiaoyan Zhang	*	0.01	February 2018, December 2019, December 2021 and January 2022	February 2028, December 2029, December 2031 and January 2032
Kuang-Yu (Jeff) Liao	*	0.01	November 2018, December 2019, December 2021 and January 2022	November 2028, December 2029, December 2031 and January 2032
Other grantees	21,577,593	0.00035-0.80	February 2013 to January 2022	October 2021 to January 2032
Total	38,933,010
*	Less than one percent of our total outstanding shares.
C.	Board Practices

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

Committees of the Board of Directors

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. For example, neither the Companies Act of the Cayman Islands nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee. Section 303A.01 of the NYSE Listed Company Manual requires a listed company to have a majority of independent directors. We currently follow our home country practice in lieu of this requirement. We may also continue to rely on this and other exemptions available to foreign private issuers in the future.

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

We had 839, 696 and 708 employees as of December 31, 2019, 2020 and 2021, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2019, 2020 and 2021:

	As of December 31,
Function:	2019	2020	2021
Sales and marketing	252	282	303
Research and development	415	287	246
Operations	103	50	68
General administration	69	77	91
Total	839	696	708

As of December 31, 2021, we had 579 employees in Beijing, 26 employees in Shanghai, 9 employees in Shenzhen, and another 94 employees in various other places in China.

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

The following table sets forth information concerning the beneficial ownership of our ordinary shares on an as-converted basis as of February 28, 2022 for:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own 5% or more of our ordinary shares.

The calculations in the table below are based on 423,677,480 ordinary shares outstanding as of February 28, 2022, including (i) 327,205,685 Class A ordinary shares; and (ii) 96,471,795 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A	Class B	Total ordinary	% of total	% of
	ordinary	ordinary	shares on an as	ordinary	aggregate
	shares	shares	converted basis	shares	voting power
Directors and Executive Officers: **
Daqing (David) Ye(1)	6,352,707	29,254,625	35,607,332	8.4	23.1
Jiayan Lu (2)	2,352,707	28,738,439	31,091,146	7.3	22.4
Caofeng Liu (3)	2,187,587	11,377,901	13,565,488	3.2	9.0
Chenchao Zhuang (4)	13,875,000	27,100,830	40,975,830	9.7	22.1
Yilü (Oscar) Chen (5)	5,352,706	—	5,352,706	1.3	0.4
James Qun Mi (6)	46,220,160	—	46,220,160	10.9	3.6
Denny Ting Bun Lee (7)	*	—	*	*	*
Xiaoyan Zhang	*	—	*	*	*
Kuangyu (Jeff) Liao(8)	*	—	*	*	*
All directors and executive officers as a group	76,782,117	96,471,795	173,253,912	40.1	80.1
Principal Shareholders:
JYLu Holdings Ltd.(2)	—	28,738,439	28,738,439	6.8	22.2
Sun Flower Information Technology Ltd.(4)	2,125,000	27,100,830	29,225,830	6.9	21.1
Investment funds affiliated with Sequoia(9)	62,337,346	—	62,337,346	14.7	4.8
Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. (6)	46,220,160	—	46,220,160	10.9	3.6
Sailing Capital Overseas Investments Fund, LP (10)	32,611,564	—	32,611,564	7.7	2.5
Morgan Stanley(11)	27,366,180	—	27,366,180	6.5	2.1
Article Light Limited (12)	26,536,229	—	26,536,229	6.3	2.1
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

*	Less than 1% of our total outstanding shares.
**	Except as indicated otherwise below, the business address of our directors and executive officers is 21/F Internet Finance Center, Danling Street, Beijing, People’s Republic of China.
(1)	Represents (i) 1,035,720 Class A ordinary shares in the form of ADSs and (ii) 17,663,915 Class B ordinary shares held by LEFT BK Holdings Ltd., (iii) 4,000,000 Class A ordinary shares and (iv) 11,590,710 Class B ordinary shares held by Mount Bonnell Limited, and (v) 1,316,987 Class A ordinary shares issuable upon exercise of options and vesting of restricted shares within 60 days after the date of February 28, 2022. LEFT BK Holdings Ltd. is a British Virgin Islands company wholly owned by Mr. Daqing Ye. Mount Bonnell Limited is a British Virgin Islands company wholly owned by Ms. Dawei Huang, who is Mr. Ye’s wife. The registered office of each of these entities is at Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(2)	Represents (i) 1,035,720 Class A ordinary shares in the form of ADSs and (ii) 28,738,439 Class B ordinary shares held by JYLu Holding Ltd. and (iii) 1,316,987 Class A ordinary shares issuable upon exercise of options and vesting of restricted shares within 60 days after the date of February 28, 2022. JYLu Holding Ltd. is a British Virgin Islands company wholly owned by Mr. Jiayan Lu with its registered office at Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.
(3)	Represents (i) 870,600 Class A ordinary shares in the form of ADSs, (ii) 11,377,901 Class B ordinary shares held by CFLIU Holdings Ltd. and (iii) 1,316,987 Class A ordinary shares issuable upon exercise of options and vesting of restricted shares within 60 days after the date of February 28, 2022. CFLIU Holdings Ltd. is a British Virgin Islands company wholly owned by Mr. Caofeng Liu with its registered office at Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.
(4)	Represents (i) 27,100,830 Class B ordinary shares and (ii) 2,125,000 Class A ordinary shares held by Sun Flower Information Technology Ltd., a British Virgin Islands company wholly owned by the family of Mr. Chenchao Zhuang, and (iii) 11,750,000 Class A ordinary shares held by Lucky Fish Information Technology Limited, a British Virgin Islands company wholly owned by the family of Mr. Chenchao Zhuang. The registered office of each of these entities is at Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. The Business address of Mr. Zhuang is A-901, PingAn International Financial Centre, Chaoyang District, Beijing 100027
(5)	Represents (i) 1,035,720 Class A ordinary shares in the form of ADSs held by Maple Evergreen Limited and (ii) 4,316,986 Class A ordinary shares issuable upon exercise of options and vesting of restricted shares within 60 days after the date of February 28, 2022. Maple Evergreen Limited is a British Virgin Islands company wholly owned by Mr. Yilü (Oscar) Chen with its registered office at Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.
(6)	Represents (i) 40,659,873 Class A ordinary shares held by Lightspeed China Partners I, L.P. and (ii) 5,560,287 Class A ordinary shares held by Lightspeed China Partners I-A, L.P. The voting and dispositive power over the ordinary shares held by Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. is controlled by their general partner, Lightspeed China Partners I GP, LLC. Mr. James Qun Mi and Mr. Ronald Cao are the managing directors of Lightspeed China Partners I GP, LLC and together hold all shareholder voting rights in Lightspeed China Partners I GP, LLC. Mr. Mi disclaims beneficial ownership of the shares held by Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P., except to the extent of his pecuniary interests therein. The business address of Mr. Mi is Suite 2105, Platinum Building, 233 Tai Cang Road, Huangpu District, Shanghai 200020.
(7)	The business address of Mr. Denny Lee is No. 4 Dianthus Road, Yau Yatchuen, Kowloon, Hong Kong.
(8)	The business address of Mr. Kuang-Yu (Jeff) Liao is 9/F, No. 8, Neihu Road, Sec 2, Lane 103, Taipei, Taiwan.
(9)	Represents (i) 55,952,470 Class A ordinary shares held by Sequoia Capital CV IV Holdco, Ltd., and (ii) 6,384,876 Class A ordinary shares held by Sequoia Capital China GF Holdco III-A, Ltd. Sequoia Capital CV IV Holdco, Ltd. is an exempted company with limited liability incorporated under the laws of the Cayman Islands that is wholly owned by Sequoia Capital CV IV Senior Holdco, Ltd., which is wholly owned by Sequoia Capital China Venture Fund IV, L.P., whose general partner is SC China Venture IV Management, L.P. Sequoia Capital China GF Holdco III-A, Ltd. is an exempted company with limited liability incorporated under the laws of the Cayman Islands that is wholly owned by Sequoia Capital China Growth Fund III, L.P., whose general partner is SC China Growth III Management, L.P. SC China Holding Limited acts as the general partner of each of SC China Venture IV Management, L.P. and SC China Growth III Management, L.P. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, whose sole owner and sole director is Nan Peng Shen. The business address of each of Sequoia Capital CV IV Holdco, Ltd. and Sequoia Capital China GF Holdco III-A, Ltd. is c/o Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 268, Grand Cayman, KY1-1111, Cayman Islands.

(10)	Represents (i) 29,661,224 Class A ordinary shares held by Torch International Investment Ltd., (ii) 2,737,580 Class A ordinary shares held by Rosy Parade Limited, and (iii) 312,500 Class A ordinary shares held by MJM International Limited. Torch International Ltd. is a direct and controlled subsidiary of Sailing Capital Overseas Investments Fund, LP, a Cayman Islands limited partnership. MJM International Limited and Rosy Parade Limited are affiliates of Torch International Ltd. Because of Sailing Capital Overseas Investments Fund, LP’s relationship with Torch International Investment Ltd., Rosy Parade Limited and MJM International Limited, Sailing Capital Overseas Investments Fund, LP may be deemed to have beneficial ownership of the Class A ordinary shares directly held by Torch International Investment Ltd., Rosy Parade Limited and MJM International Limited. None of Torch International Investment Ltd., Rosy Parade Limited or MJM International Limited has the power to direct Sailing Capital Overseas Investments Fund, LP to vote or dispose of the Class A ordinary shares. James Xiao Dong Liu functions as the general partner of Sailing Capital Overseas Investments Fund, LP. The business address of Sailing Capital Overseas Investments Fund, LP is Unit 2006-08, Harbour Centre, 25 Harbour Road, Wan Chai, Hong Kong.
(11)	Based on a Form 13G/A filed by Morgan Stanley on February 9, 2022. Represents 27,366,180 Class A ordinary shares owned, or may be deemed to be beneficially owned, by Morgan Stanley Capital Services LLC, a wholly owned subsidiary of Morgan Stanley. The business address of each of Morgan Stanley and Morgan Stanley Capital Services LLC is 1585 Broadway New York, NY 10036, USA.
(12)	Represents 26,536,229 Class A ordinary shares held by Article Light Limited, a British Virgin Islands limited company with registered address at Ritter House Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. Article Light Limited is controlled by Yunfeng Fund II, L.P., the controlling person of which is Mr. Yu Feng. The business address of Mr. Yu Feng is Suite 3206, One Exchange Square, 8 Connaught Place, Central, Hong Kong.

To our knowledge, as of February 28, 2022, 197,976,610 of our ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Contractual Arrangements with the VIEs and Their Shareholders

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Agreement with RONG360

We have entered into a transitional services agreement with RONG360 with respect to various ongoing relationships between us and RONG360. Pursuant to the transitional services agreement, we will, during the transitional period which was initially 12 months after the effective date of the agreement and which was already extended by mutual consent, provide RONG360 with various corporate support services, including operational, administrative, human resources, legal, accounting and internal control support. The price to be paid for the operational services provided under the transitional services agreement will be based on the actual costs of providing such services. The price to be paid for the other services is a fixed amount specified in the transitional services agreement.

RONG360 provided us with support for the employees, business contracts and other business resources relating to our current business operations during the transitional period. Furthermore, before the registration procedure of the title transfer of all intellectual property rights relating to our business from RONG360 to us is completed, RONG360 grants us a license to use these rights.

Related Party Transactions

For the year ended December 31, 2021, we generated revenues in the total amount of RMB0.5 million for the recommendation services to RONG360, RMB4.3 million for the big data and system-based risk management services to RONG360, and charged administrative expenses of RMB2.0 million to RONG360, including expenses related to operational, administrative, human resources, legal, accounting and internal control.

For the year ended December 31, 2021, RONG360 charged us RMB0.1 million for sales and marketing expenses and RMB0.7 million for research and development expense including expenses related to system development.

As of December 31, 2021, RMB21.7 million was due to RONG360, which reflected the aforementioned related party transactions and related settlement and prepayment between RONG360 and us.

Another related party is our equity investee in which we acquired 35% interest in March 2021, which charged us customer services of RMB0.9 million for service delivered in 2021.

We obtained contractual control of KTN from a company owned by two founders of our Company in October 2018. As of December 31, 2021, RMB7.6 million is due to such company, which is now controlled by a founder of our Company, which balance primarily represents the unpaid consideration. The amount due to such company as of December 31, 2021 decreased compared to that as of December 31, 2020 because the company collected some receivables on our behalf, which has not yet transferred to us.

As of December 31, 2021, we also had RMB0.1 million due from other related parties.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are subject to legal proceedings and claims in our ordinary course of business from time to time. On October 25, 2018, a putative securities class action was filed against us, certain of our directors and officers, and others in the U.S. District Court for the Southern District of New York: Panther Partners Inc., v. Jianpu Technology Inc. et al. (Case No. 18-cv-09848). The plaintiffs in the case allege, in sum and substance, that certain disclosures and statements made by our company in connection with our initial public offering contained material misstatements and omissions in violation of the Securities Act of 1933. On September 27, 2020, the Court denied the defendants’ motion to dismiss. On November 15, 2021, the parties reached a stipulation to settle the action for the amount of US$7.5 million, among other conditions. On December 30, 2021, the Court issued an order granting preliminary approval of the parties’ proposed settlement, the cost of which will be borne in substantial part by the Company’s directors and officers liability insurance. The settlement is pending the Court’s final approval. The hearing for the Court’s final approval for the settlement is currently set for late spring 2022. There is no guarantee that the Court will grant final approval of the settlement. If the settlement fails and the litigation continues, we are unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of this lawsuit.

On February 17, 2021, another putative securities class action was filed against us and certain of our officers in the U.S. District Court for the Southern District of New York: Guttentag v. Jianpu Technology Inc. et al. (Case No. 21-cv-01419). The plaintiffs in the case allege, in sum and substance, that certain of our company’s disclosures since the first quarter of 2018 contained material misstatements and omissions in violation of the Securities Exchange Act of 1934. On July 20, 2021, Plaintiffs filed an amended class action complaint. On September 3, 2021, we filed a motion to dismiss. Briefing on the motion was completed in November 2021. The Court’s decision on the motion is pending. This case remains in its preliminary stages, and we cannot predict the timing, outcome or consequences of this class action. We intend to defend against this action vigorously.

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

Summary of Findings

The following is a summary of the principal findings of the Review. Unless otherwise indicated, the Review findings generally cover the fiscal years 2017 through 2019.

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

Remedial Measures in Response to Review

We, with input from the Audit Committee and the above-described professional advisers, have prepared a remediation plan in response to the Review, including but not limited to (i) disciplinary actions, including termination of employment, against employees found to have engaged in misconduct, (ii) termination of cooperation with high-risk third-party agencies, (iii) adjustment of our internal structure and reporting lines where appropriate, (iv) enhancement of our internal policies and controls (including the remediation of identified material weaknesses and control deficiencies), as well as financial reporting function, and (v) conducted follow-on reviews of additional business units that may share similar internal controls vulnerabilities as those identified in the Credit Card BU and took further remedial actions as necessary and appropriate; (vi) conducting additional training for our employees regarding the issues implicated in the Review findings. We have implemented and completed all these remedial measures in 2021.

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

Although the law in this regard is not entirely clear, we treat the VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with these entities. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of such consolidated variable interest entities for U.S. federal income tax purposes, it would increase the likelihood that we will be classified as a PFIC for the taxable year ended December 31, 2021 and any subsequent taxable year.

Based upon our current and projected income and assets, (including goodwill) and the market price of our ADSs and Class A ordinary shares, we believe we will technically be classified as a PFIC for the taxable year ended December 31, 2021. Depending upon the composition of our income and assets and the market price of our ADSs and Class A ordinary shares during 2022 and subsequent taxable years, we could continue to be classified as a PFIC for 2022 and subsequent taxable years if we are classified as a PFIC for 2021. Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which may increase the likelihood of us becoming classified as a PFIC for the current or subsequent taxable years. Accordingly, U.S. Holders of our ADSs or Class A ordinary shares should be willing to assume the risks of investing in a PFIC.

If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, the PFIC rules discussed below under “Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

Dividends

As noted above, we are likely to be classified as a PFIC for 2021 and 2022. Accordingly, the most likely treatment of a U.S. Holder is set forth below in “Passive Foreign Investment Company Rules.” If we were not a PFIC, the following rules would apply. Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or Class A ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, (3) certain holding period requirements are met, and (4) such non-corporate U.S. Holders are not under an obligation to make related payments with respect to positions in substantially similar or related property. For this purpose, ADSs listed on the NYSE will generally be considered to be readily tradable on an established securities market in the United States. Although the law in this regard is not entirely clear, since we do not expect our Class A ordinary shares will be listed on any securities market, we do not believe that Class A ordinary shares that are not represented by ADSs will generally be considered to be readily tradable on an established securities market in the United States. Moreover, as discussed above, we believe we will technically be classified as a PFIC for the taxable year ended December 31, 2021. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or Class A ordinary shares.

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

Sale or Other Disposition

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of our ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. The gain or loss will generally be capital gain or loss. Individuals and other non-corporate U.S. Holders who have held the ADS or Class A ordinary shares for more than one year will generally be eligible for reduced tax rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or Class A ordinary shares, a U.S. Holder that is eligible for the benefits of the United States-PRC income tax treaty may elect to treat such gain as PRC source income. Pursuant to recently issued United States Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the United States-PRC income tax treaty or does not elect to apply the United States-PRC income tax treaty, then such U.S. Holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary. U.S. Holders should consult their tax advisors regarding the creditability of any PRC tax.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our subsidiaries, the VIEs or any of the subsidiaries of the VIEs is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the VIEs or any of the subsidiaries of the VIEs.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2021, we received approximately US$4.7 million of such reimbursement from the depositary.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act as of the end of the period covered by this annual report. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that we did not maintain effective disclosure controls and procedures as of December 31, 2021, because of the material weakness in our internal control over financial reporting described below under “Management’s Annual Report on Internal Control over Financial Reporting”. Our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.

Notwithstanding management’s assessment that we did not maintain effective internal control over financial reporting as of December 31, 2021 due to the material weakness described below, we believe that the consolidated financial statements included in this annual report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2021 using the criteria set forth in the report "Internal Control - Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under Internal Control - Integrated Framework (2013), due to the material weakness described below, our management concluded that, as of December 31, 2021, we did not maintain effective internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. GAAP.

We identified one material weakness that continue to exist as of December 31, 2021. Since the identification of this material weakness, our management has continued to implement a number of remedial measures to address this material weakness. As defined in the standards established by the U.S. PCAOB, a "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

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

We have implemented and will continue to implement a number of remedial measures to address this material weakness:

i.

we will continue to strengthen our U.S. GAAP reporting and internal control teams with qualified accounting and reporting personnel who have appropriate knowledge and experience of U.S. GAAP and SEC reporting requirements;

ii.

we have improved and will continue to enhance standardized financial closing and reporting procedures, including review of the appropriateness of accounting treatment for non-recurring or complex transactions;

iii.

we are in the process of establishing clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues and will continue to enhance effective communication and corporation within our finance department; and

iv.

we have organized and will continue to provide sufficient and appropriate trainings for our financial reporting and accounting staff, especially trainings related to U.S. GAAP and SEC reporting requirements.

We cannot assure you that we will be able to continuously implement these measures to effectively remediate our material weakness, or that we will not identify any additional material weaknesses in the future. For risks and uncertainties related to our internal control, see "Item 3. Key Information - D. Risk Factors - Risks Related to Our Audit Committee Independent Review, Restatement of Our Consolidated Financial Statements, Internal Controls and Related Matters - If we fail to remediate our material weakness and establish and maintain an effective system of internal control over financial reporting, our ability to report our financial results accurately or to prevent fraud may be adversely affected, and investor confidence and the market price of the ADSs may be adversely affected."

Remediation of the Material Weaknesses in Internal Control Over Financial Reporting Previously Reported

As of December 31, 2021, based on assessment performed by our management on the performance of certain remediation measures as specified below, we determined that two material weaknesses in our internal control over financial reporting previously identified by us and our independent registered public accounting firm in connection with the audits of our consolidated financial statements for the years ended December 31, 2019 and 2020 had been remediated.

One material weakness was related to our failure to design and implement effective controls with a sufficient level of precision to prevent and detect misstatements related to our credit card related business. Specifically, the material weakness is a combination of control deficiencies, including: (i) lack of continuous and effective risk assessment and monitoring procedures on changes of credit card related business, especially the increased proportion contributed by third-party agents (including both upstream agents and downstream suppliers); (ii) inadequate review over engaging of third-party agents, and lack of effective acceptance procedures such as background information inspection to identify relationship between upstream agents and downstream suppliers and assess the qualification of these upstream agents and downstream suppliers; (iii) failure to properly preserve certain original transaction data and effectively perform reconciliation with financial information; (iv) lack of sufficient segregation of duties at certain control activities level; and (v) lack of effective review and analysis of business information to assess the impact on financial reporting. This material weakness has resulted in overstated revenue, cost and expenses in our financial statements for the years ended 2018 and 2019. We have implemented a number of measures to remedy this material weakness:

i.	we have strengthened risk assessment and monitoring on changes in business model, including performing a timely and effective assessment of the impact of business development on financial reporting through increasing the frequency of communication among the business units, the finance team and senior management;
ii.	we have established a policy that provides comprehensive risk assessment procedures when engaging third-party business partners, including review processes for the acceptance and approval of third-party business partners taking into account their backgrounds as well as the substance and reasonableness of the cooperation arrangements;
iii.	we have improved ethics and compliance policies, and developed enforcement measures for violations, including strengthening the function of the compliance and supervision departments, establishing enhanced fraud reporting system and strengthening ethics and compliance training to educate all relevant personnel;
iv.	we have implemented and enhanced effective communication and cooperation mechanisms between the business units and the finance team to facilitate updates of any changes in business in a timely manner;
v.	we have improved the information system by implementing system functionality related to the credit card business including standardizing data and file preservation;
vi.	we have performed risk assessment of business models when setting up staff positions and formulating job responsibilities to ensure appropriate design and segregation of duties; and
vii.	we have strengthened relevant trainings for financial reporting and other relevant staff, improved review procedures of financial reporting, including performing analytical review at the financial statement level through risk assessment by business models and concentration analysis by downstream suppliers.

A second material weakness was related to our failure to design, with a sufficient level of precision, and implement controls related to pre-approval and complete and accurate disclosures of related party transactions effectively, which resulted in inaccurate disclosures of certain related party transactions in 2018. We have implemented a number of measures to remedy this material weakness:

i.	we have enhanced our related party policies, especially to specify approval mechanism to ensure the appropriate authorization and approval of related party transactions;
ii.	we have improved procedures of identification of related parties and established a mechanism for the update and periodic review to ensure the accuracy and completeness of the related party list;
iii.	we have performed review of related party transactions by competent personnel at a sufficient level of precision to ensure the accuracy and completeness of disclosures of related party transactions; and
iv.	we have provided sufficient and relevant trainings on our related party policies for relevant business personnel.

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

Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2021.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by PricewaterhouseCoopers Zhong Tian LLP and its affiliates, our principal auditor or accountant for 2020 and 2021. We did not pay any other fees to our principal auditor during the periods indicated below.

	Year Ended December 31,
	2020	2021

	(in US$thousands)
Audit fees(1)	1,839	1,695

Notes:

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

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

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Section 303A.01 of the NYSE Listed Company Manual requires a listed company to have a majority of independent directors. Section 303A.12(a) of the NYSE Listed Company Manual requires each listed company’s chief executive officer to certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. Section 302.00 of the NYSE Listed Company Manual requires a listed company to hold an annual shareholders’ meeting during each fiscal year. We currently follow our home country practice in lieu of these requirements. We may also continue to rely on these and other exemptions available to foreign private issuers in the future. As a result, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our ADS— We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Jianpu Technology Inc., its subsidiaries and the VIEs are included at the end of this annual report.

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
4.3

Form of Indemnification Agreement with the Registrant’s directors (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))

4.4

Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))

4.5

English translation of Transitional Services Agreement between the Registrant and RONG360 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))

4.6

English translation of Information Service Cooperation Agreement between the Registrant and RONG360 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 filed on November 3, 2017 (File No. 333-221056))

4.7*

English translation of executed form of Exclusive Purchase Option Agreement, by and among a VIE, its shareholders and a WFOE of the Registrant, as currently in effect, and a schedule of all executed Exclusive Purchase Option Agreements adopting the same form in respect of each of the VIEs

4.8*

English translation of executed form of Equity Pledge Agreement by and among a VIE, each of its shareholders and a WFOE of the Registrant, as currently in effect, and a schedule of all executed Equity Pledge Agreements adopting the same form in respect of each of the VIEs

4.9*

English translation of executed form of Power of Attorney from the shareholders of a VIE to a WFOE of the Registrant, as currently in effect, and a schedule of all executed Power of Attorneys adopting the same form in respect of each of the VIEs

4.10*

English translation of executed form of Exclusive Business Cooperation Agreement by and between a VIE and a WFOE of the Registrant, as currently in effect, and a schedule of all executed Exclusive Business Cooperation Agreements adopting the same form in respect of each of the VIEs

8.1*	Principal subsidiaries of the Registrant

Exhibit Number	Description of Document
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Fangda Partners
15.2*	Consent of Pricewaterhousecoopers Zhong Tian LLP
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Jianpu Technology Inc.

	By:	/s/ Daqing (David) Ye
	Name:	Daqing (David) Ye
	Title:	Chief Executive Officer

Date: April 29, 2022

JIANPU TECHNOLOGY INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Jianpu Technology Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jianpu Technology Inc. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

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
Beijing, the People’s Republic of China
April 29, 2022

We have served as the Company’s or its predecessor’s auditor since 2016.

JIANPU TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
			Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents	549,979	444,933	69,820
Time deposits	—	10,000	1,569
Restricted cash, time deposits and investment	391,425	234,601	36,814
Short-term investment	20,000	35,950	5,642
Accounts receivable, net (including amounts billed through related party of nil and RMB4,359 as of December 31, 2020 and 2021, respectively)	240,124	175,165	27,487
Amount due from related parties	872	140	22
Prepayments and other current assets	66,295	53,466	8,390
Total current assets	1,268,695	954,255	149,744
Non-current assets:
Property and equipment, net	18,114	12,617	1,980
Intangible assets, net	25,172	21,675	3,401
Goodwill	10,236	10,236	1,606
Restricted cash and time deposits	34,581	37,266	5,848
Other non-current assets	46,936	33,873	5,315
Total non-current assets	135,039	115,667	18,150
Total assets	1,403,734	1,069,922	167,894
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	158,477	181,853	28,537
Accounts payable (including amounts billed through related party of nil and RMB2,384 as of December 31, 2020 and 2021, respectively; including amounts of the consolidated variable interest entities (“VIEs”) of RMB17,409 and RMB29,858 as of December 31, 2020 and 2021, respectively. Note 1(f))	185,904	103,782	16,286
Advances from customers (including amounts of the consolidated VIEs of RMB3,845 and RMB1,670 as of December 31, 2020 and 2021, respectively. Note 1(f))	54,275	47,221	7,410
Tax payable (including amounts of the consolidated VIEs of RMB19,315 and RMB13,606 as of December 31, 2020 and 2021, respectively. Note 1(f))	24,059	14,670	2,302
Amount due to related parties	9,495	29,270	4,593
Accrued expenses and other current liabilities (including amounts of the consolidated VIEs of RMB127,512 and RMB65,464 as of December 31, 2020 and 2021, respectively. Note 1(f))	220,866	152,521	23,934
Total current liabilities	653,076	529,317	83,062
Non-current liabilities:
Deferred tax liabilities	5,146	4,549	714
Other non-current liabilities	19,874	13,604	2,135
Total non-current liabilities	25,020	18,153	2,849
Total liabilities	678,096	547,470	85,911
Commitments and contingencies (Note 23)
Mezzanine equity:
Redeemable noncontrolling interest	1,455	1,689	265
Shareholders’ equity:
Ordinary shares: US$0.0001 par value, 430,463,797 shares (including 333,992,002 Class A ordinary shares, and 96,471,795 Class B ordinary shares) issued and 423,627,480 shares (including 327,155,685 Class A ordinary shares, and 96,471,795 Class B ordinary shares) outstanding as of December 31, 2020, and 430,463,797 shares (including 333,992,002 Class A ordinary shares, and 96,471,795 Class B ordinary shares) issued and 423,677,480 shares (including 327,205,685 Class A ordinary shares, and 96,471,795 Class B ordinary shares) outstanding as of December 31, 2021, respectively.	286	286	45
Treasury stock, at cost (6,836,317 and 6,786,317 shares held as of December 31, 2020 and 2021, respectively)	(88,855)	(88,130)	(13,830)
Additional paid-in capital	1,885,951	1,902,587	298,557
Accumulated losses	(1,099,934)	(1,299,846)	(203,974)
Statutory reserves	1,900	2,027	318
Accumulated other comprehensive income/(loss)	1,002	(15,419)	(2,420)
Total Jianpu’s shareholders’ equity	700,350	501,505	78,696
Noncontrolling interests	23,833	19,258	3,022
Total shareholders’ equity	724,183	520,763	81,718
Total liabilities, mezzanine equity and shareholders’ equity	1,403,734	1,069,922	167,894

The accompanying notes are an integral part of these consolidated financial statements.

JIANPU TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				Note 2(e)
Revenues:
Recommendation services:
Loans (including revenues from related party of RMB31,980, RMB4,757 and RMB488 for the years ended December 31, 2019, 2020 and 2021, respectively)	666,307	109,814	167,483	26,282
Credit cards	585,993	294,567	407,759	63,986
Total recommendation services	1,252,300	404,381	575,242	90,268
Big data and system-based risk management services (including revenues from related party of RMB6,858, RMB3,626 and RMB4,282 for the years ended December 31, 2019, 2020 and 2021, respectively)	134,927	144,227	130,408	20,464
Advertising, marketing and other services	48,500	37,154	99,397	15,598
Total revenues	1,435,727	585,762	805,047	126,330
Costs and expenses:
Cost of promotion and acquisition (including cost from related party of RMB21,009, nil and nil for the years ended December 31, 2019, 2020 and 2021, respectively)	(1,025,975)	(379,380)	(562,081)	(88,203)
Cost of operation	(99,784)	(91,910)	(88,049)	(13,817)
Total cost of services	(1,125,759)	(471,290)	(650,130)	(102,020)
Sales and marketing expenses (including expenses from related party of nil, RMB206 and RMB124 for the years ended December 31, 2019, 2020 and 2021, respectively)	(207,555)	(128,600)	(143,460)	(22,512)
Research and development expenses	(272,343)	(154,775)	(132,427)	(20,781)
General and administrative expenses	(100,896)	(136,581)	(137,533)	(21,582)
Impairment loss	(254,683)	(16,893)	—	—
Penalties	(30,000)	—	—	—
Loss from operations	(555,509)	(322,377)	(258,503)	(40,565)
Net interest income/(expenses)	5,100	(2,290)	(4,193)	(658)
Others, net	11,785	11,238	58,020	9,105
Loss before income tax	(538,624)	(313,429)	(204,676)	(32,118)
Income tax benefits	8,005	1,283	582	91
Net loss	(530,619)	(312,146)	(204,094)	(32,027)
Less: net loss attributable to noncontrolling interests	(78,859)	(7,999)	(4,309)	(676)
Net loss attributable to Jianpu’s shareholders	(451,760)	(304,147)	(199,785)	(31,351)
Other comprehensive income/(loss), net
Foreign currency translation adjustments	14,685	(52,185)	(16,453)	(2,582)
Total other comprehensive income/(loss)	14,685	(52,185)	(16,453)	(2,582)
Total comprehensive loss	(515,934)	(364,331)	(220,547)	(34,609)
Less: total comprehensive loss attributable to noncontrolling interests	(78,732)	(8,878)	(4,341)	(681)
Total comprehensive loss attributable to Jianpu’s shareholders	(437,202)	(355,453)	(216,206)	(33,928)
Net loss per share attributable to Jianpu’s shareholders
Basic and diluted	(1.07)	(0.72)	(0.47)	(0.07)
Net loss per ADS attributable to Jianpu’s shareholders(1)
Basic and diluted	(21.48)	(14.38)	(9.43)	(1.48)
Weighted average number of shares
Basic and diluted	420,575,827	423,096,353	423,661,496	423,661,496

Notes:

(1)	On October 30, 2020, the Company changed the ratio of ADSs to Class A ordinary shares (the “ADS Ratio”) from two ADSs to five Class A ordinary shares to one ADS to twenty Class A ordinary shares. Except as otherwise indicated, all ADS and per ADS data in these consolidated financial statements are prepared on a basis after taking into account the effect of the ADS Ratio Change and have been retrospectively adjusted accordingly.

The accompanying notes are an integral part of these consolidated financial statements.

JIANPU TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

							Accumulated other			Total
	Ordinary shares		Treasury stock		Additional paid	Statutory	comprehensive	Accumulated	Noncontrolling	shareholders'
	Shares	Amount	Shares	Amount	in capital	reserves	income/(loss)	losses	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2018	428,063,797	284	(12,817,240)	(70,113)	1,959,655	—	37,750	(339,325)	115,667	1,703,918
Share-based compensation(Note 17)	—	—	—	—	6,390	—	—	—	—	6,390
Net loss	—	—	—	—	—	—	—	(451,760)	(78,631)	(530,391)
Transactions with noncontrolling shareholders	2,400,000	2	—	—	28,722	—	—	—	(32,159)	(3,435)
Share repurchase(Note 19)	—	—	(10,187,848)	(134,616)	—	—	—	—	—	(134,616)
Exercise of share-based awards(Note 17)	—	—	15,225,026	102,507	(92,662)	—	—	—	—	9,845
Share-based awards to employees of non-platform business (Note 17)	—	—	—	—	1,929	—	—	—	—	1,929
Deemed dividends to shareholders in connection with the share-based awards to employees of non-platform business (Note 17)	—	—	—	—	(1,929)	—	—	—	—	(1,929)
Statutory reserves	—	—	—	—	—	1,900	—	(1,900)	—	—
Currency translation adjustment	—	—	—	—	—	—	14,558	—	136	14,694
Balance at December 31, 2019	430,463,797	286	(7,780,062)	(102,222)	1,902,105	1,900	52,308	(792,985)	5,013	1,066,405
Cumulative effect of changes in accounting policies	—	—	—	—	—	—	—	(2,802)	—	(2,802)
Share-based compensation(Note 17)	—	—	—	—	(4,329)	—	—	—	—	(4,329)
Net loss	—	—	—	—	—	—	—	(304,147)	(4,046)	(308,193)
Exercise of share-based awards(Note 17)	—	—	943,745	13,367	(11,825)	—	—	—	—	1,542
Currency translation adjustment	—	—	—	—	—	—	(51,306)	—	(731)	(52,037)
Noncontrolling interests arising from business combinations (Note 8)	—	—	—	—	—	—	—	—	23,597	23,597
Share-based awards to employees of non-platform business (Note 17)	—	—	—	—	171	—	—	—	—	171
Deemed dividends to shareholders in connection with the share-based awards to employees of non-platform business (Note 17)	—	—	—	—	(171)	—	—	—	—	(171)
Balance at December 31, 2020	430,463,797	286	(6,836,317)	(88,855)	1,885,951	1,900	1,002	(1,099,934)	23,833	724,183
Share-based compensation(Note 17)	—	—	—	—	17,357	—	—	—	—	17,357
Net loss	—	—	—	—	—	—	—	(199,785)	(4,403)	(204,188)
Statutory reserve	—	—	—	—	—	127	—	(127)	—	—
Exercise of share-based awards(Note 17)	—	—	50,000	725	(721)	—	—	—	—	4
Currency translation adjustment	—	—	—	—	—	—	(16,421)	—	(172)	(16,593)
Share-based awards to employees of non-platform business (Note 17)	—	—	—	—	42	—	—	—	—	42
Deemed dividends to shareholders in connection with the share-based awards to employees of non-platform business (Note 17)	—	—	—	—	(42)	—	—	—	—	(42)
Balance at December 31, 2021	430,463,797	286	(6,786,317)	(88,130)	1,902,587	2,027	(15,419)	(1,299,846)	19,258	520,763

The accompanying notes are an integral part of these consolidated financial statements.

JIANPU TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from operating activities:
Net loss	(530,619)	(312,146)	(204,094)	(32,027)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expenses	36,478	18,634	11,112	1,744
Share-based compensation expenses	6,390	(4,329)	17,357	2,724
Allowance for credit losses	28,316	13,065	(824)	(129)
Provision for other current assets	—	—	1,232	193
Investment income	(2,248)	—	(51,142)	(8,025)
Impairment loss	254,683	16,893	—	—
Foreign exchange gain and loss	(65)	3,997	1,299	204
Deferred income tax	(16,793)	(1,648)	(585)	(92)
Loss/(gain) on disposal of property and equipment	1,111	(773)	42	7
Changes in operating assets and liabilities:
Account receivable, net	73,291	98,718	(35,692)	(5,601)
Amount due from related parties	(7,082)	6,768	732	115
Prepayments and other current assets	46,380	61,829	9,383	1,472
Other non-current assets	5,816	(1,659)	8,308	1,304
Accounts payable	(11,184)	664	19,567	3,070
Advance from customers	(71,734)	8,089	(7,054)	(1,107)
Amount due to related parties	(38,391)	(24,815)	19,775	3,103
Tax payable	(17,294)	1,768	(9,389)	(1,473)
Accrued expenses and other current liabilities	48,392	2,715	(68,345)	(10,725)
Other non-current liabilities	(6,284)	4,732	(6,270)	(985)
Net cash used in operating activities	(200,837)	(107,498)	(294,588)	(46,228)
Cash flows from investing activities:
Proceeds from maturity of short-term investments and restricted investment	374,292	48,600	163,270	25,621
Purchases of short-term investments and restricted investment	(331,490)	(40,000)	(169,620)	(26,617)
Purchases of intangible assets, property and equipment	(16,366)	(4,131)	(3,142)	(493)
Proceeds from sale of property and equipment	11	7,746	130	20
Cash paid for long-term investments	(3,872)	(861)	(3,000)	(471)
Cash received from long-term investments	—	—	60,559	9,503
Cash paid for business combination, net of cash acquired (Note 8)	(24,584)	(13,244)	—	—
Placement of time deposits	—	—	(10,000)	(1,569)
Transfer to restricted time deposits	(90,775)	(89,375)	(1,688)	(265)
Maturity of restricted time deposits	45,327	—	—	—
Net cash provided by/(used in) investing activities	(47,457)	(91,265)	36,509	5,729
Cash flows from financing activities:
Proceeds from short-term borrowings	137,082	208,477	297,542	46,691
Repayment of short-term borrowings	(207,082)	(110,000)	(274,166)	(43,023)
Proceeds from employees exercising stock options	10,017	120	4	1
Share repurchase	(134,616)	—	—	—
Purchase of noncontrolling interests	(3,435)	—	—	—
Net cash provided by/(used in) financing activities	(198,034)	98,597	23,380	3,669
Effect of exchange rate changes on cash and cash equivalents and restricted cash	9,709	(34,031)	(10,580)	(1,659)
Net decrease in cash and cash equivalents and restricted cash	(436,619)	(134,197)	(245,279)	(38,489)
Cash and cash equivalents and restricted cash at beginning of the year	1,270,001	833,382	699,185	109,717
Including:
Cash and cash equivalents at beginning of the year	1,270,001	694,910	549,979	86,304
Restricted cash at beginning of the year	—	138,472	149,206	23,413
Cash and cash equivalents and restricted cash at end of the year	833,382	699,185	453,906	71,228
Including:
Cash and cash equivalents at end of the year	694,910	549,979	444,933	69,820
Restricted cash at end of the year	138,472	149,206	8,973	1,408

Supplemental disclosures of cash flow information:
Cash paid for income tax expenses	372	350	5,296	54
Cash paid for interest expense	7,701	5,630	5,877	863
Non-cash investing and financing activities:
Deemed dividends to RONG360 in connection with the share-based awards granted to employees of non-platform business (Note 17)	1,929	171	(42)	(7)
Liability assumed as consideration of acquisition (Note 8)	34,081	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

JIANPU TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. Nature of operations and reorganization

(a)          Nature of operations

Jianpu Technology Inc. (“Jianpu” or the “Company”) is a holding company and conducts its business mainly through its subsidiaries and variable interest entities (“VIEs”). Jianpu, its subsidiaries, and VIEs together are referred to as the “Group”. The Group is primarily engaged in the operation of its platform for providing online discovery and recommendation services of financial products. The individual users can have access to financial products through the platform, including loans, credit cards, insurance products and other financial products. The Group recommends financial products to individual users and assists the financial service providers in targeting users with specific characteristics based on the users’ financial needs and profile, as well as the products offerings and risk appetite of the financial service providers (“Recommendation Services”). The Group also provides big data and system-based risk management services, advertising and marketing services, and other services primarily to financial service providers. All these services together as referred to as “Platform Business”. The Group’s principal operations and geographic markets are in the People’s Republic of China (“PRC”).

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

Besides the Platform Business, RONG360 also operated digital lending business (the “Non-platform business”), which continues to be carried out by RONG360 through its relevant subsidiaries and VIEs after the Reorganization.

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

(d)          Major subsidiaries, VIEs and subsidiary of VIEs

As of December 31, 2021, the Company’s major subsidiaries, consolidated VIEs and subsidiary of VIE are as follows:

			Percentage
			of direct or
			indirect
	Date of	Place of	economic
	incorporation	incorporation	interest	Principal activities
The Company:
Jianpu	June 1, 2017	The Cayman Islands		Investment holding
Major subsidiaries of the Company:
Jianpu (Hong Kong) Limited	June 19, 2017	Hong Kong	100%	Investment holding
Beijing Rongqiniu Information Technology Co., Ltd.	August 21, 2017	PRC	100%	Platform business
Beijing Rongsanliuling Information Technology Co., Ltd.	November 5, 2018	PRC	100%	Platform business
CC Information Limited	Acquired in August 2019	Hong Kong	55.00%	Platform business
Shanghai Chengjian Information Technology Co., Ltd.	February 26, 2019	PRC	100%	Platform business
Newsky Wisdom Treasure (Beijing) Co., Ltd. (“Newsky Wisdom”)	Acquired on April 1, 2020 (Note 8)	PRC	50.50%	Platform business
Major VIEs of the Company:
Beijing Rongdiandian Information Technology Co., Ltd.	March 3, 2017	PRC	100%	Platform business
Beijing Kartner Information Technology Co., Ltd. (“KTN”)	Acquired in October 2018	PRC	100%	Platform business
Beijing Guangkezhixun Information Technology Co., Ltd.	July 31, 2019	PRC	100%	Platform business
Major subsidiary of VIEs:
Shanghai Anguo Insurance Brokerage Co., Ltd. (“Anguo”)	Acquired in December 2019	PRC	100%	Platform business

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

Shareholders of the VIEs are certain nominee shareholders from the Company. The enforceability, and therefore the benefits, of the contractual agreements between the Company and the VIE depend on these individuals enforcing the contracts. There is a risk that the benefits of ownership between the Company and the VIE may not be aligned in the future. Given the significance and importance of the VIEs, there would be a significant negative impact to the Company if these contracts were not enforced. The Group’s operations depend on the VIEs to honour their contractual agreements with the Group and the Company’s ability to control the VIEs also depends on the authorization by the shareholders of the VIEs to exercise voting rights on all matters requiring shareholder approval in the VIEs. The Company believes that the agreements on authorization to exercise shareholder’s voting power are legally enforceable and the possibility that it will no longer be able to control and consolidate the VIEs as a result of the aforementioned risks and uncertainties is remote.

The following financial information of the Group’s VIEs were included in the Group’s consolidated financial statements as of December 31, 2020 and 2021, and for the years ended December 31, 2019, 2020 and 2021.

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
			Note 2(e)
Cash and cash equivalents	15,649	16,439	2,580
Restricted cash—current	24,747	—	—
Accounts receivable, net	19,410	42,006	6,592
Amount due from the subsidiaries of the Group*	99,397	—	—
Amount due from related party other than the subsidiaries of the Group	31,487	29,500	4,629
Prepayments and other current assets	10,182	7,148	1,122
Property and equipment, net	11,671	10,143	1,592
Intangible assets, net	23,637	14,937	2,344
Restricted time deposits-non-current	5,000	5,000	785
Other non-current assets	68	33	5
Total assets	241,248	125,206	19,649
Accounts payable	17,409	29,858	4,685
Advances from customers	3,845	1,670	262
Tax payable	19,315	13,606	2,135
Amount due to the subsidiaries of the Group*	—	13,652	2,142
Amount due to related party other than the subsidiaries of the Group	4,719	2,347	368
Accrued expenses and other current liabilities	127,512	65,464	10,273
Deferred tax liabilities	4,000	3,715	583
Total liabilities	176,800	130,312	20,448
*	The balances are eliminated through the consolidation in the preparation of the Group’s consolidated financial statements.

	For the Year Ended
	December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				Note 2(e)
Revenues:
Third-party revenues	69,661	54,782	145,538	22,838
Inter-company revenues*	597,022	230,809	266,617	41,838
Total revenues	666,683	285,591	412,155	64,676
Third-party costs and expenses	(730,512)	(326,883)	(442,995)	(69,516)
Inter-company costs and expenses*	(2,998)	(33,500)	(33,242)	(5,216)
Total costs and expenses	(733,510)	(360,383)	(476,237)	(74,732)
Others	5,479	1,647	1,303	204
Loss before income tax	(61,348)	(73,145)	(62,779)	(9,852)
Income tax (expenses)/benefits	(8,624)	884	285	45
Net loss	(69,972)	(72,261)	(62,494)	(9,807)
*	The transactions are eliminated through the consolidation in the preparation of the Group’s consolidated financial statements.

	For the Year Ended
	December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from operating activities
Net cash used in transactions with third-party	(524,396)	(398,659)	(456,230)	(71,593)
Net cash provided by transactions with inter-company	455,883	408,880	430,329	67,528
Net cash provided by/(used in) operating activities	(68,513)	10,221	(25,901)	(4,065)
Cash flows from investing activities
Net cash provided by transactions with third-party	31,359	3,464	10,544	1,655
Net cash provided by investing activities	31,359	3,464	10,544	1,655
Cash flows from financing activities
Net cash provided by transactions with inter-company	30,000	9,600	1,000	157
Net cash provided by financing activities	30,000	9,600	1,000	157
Net increase/(decrease) in cash and cash equivalents and restricted cash	(7,154)	23,285	(14,357)	(2,253)
Cash and cash equivalents and restricted cash at beginning of the year	14,665	7,511	30,796	4,833
Cash and cash equivalents and restricted cash at end of the year	7,511	30,796	16,439	2,580

(g)          COVID-19 impact

The Group’s financial performance was severely impacted by COVID-19 in 2020, when the pandemic had been largely prevalent in China. In 2021, the business operations of the Group generally have recovered from the impacts of the ongoing COVID-19 pandemic, but the negative impacts on the big data and system-based risk management services and insurance brokerage services and related expansion plans remained due to the continued quarantine measures on person-to-person interactions and limits on global travel. The extent of the effect of COVID-19, or any future health crisis, on the Group’s operational and financial performance, and on the Group’s relationships with suppliers, and customers, will depend on future developments, including the duration, spread and intensity of the pandemic, the effect of approved vaccines, and the speed and extent to which they are distributed and taken, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, it is not currently possible to ascertain the overall impact of COVID-19 on the business. If the pandemic continues to persist as a severe worldwide health crisis, it could have a material adverse effect on the business, results of operations, financial condition, and cash flows.

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

Changes in the Company’s ownership interest while the Company retains its controlling interest in its subsidiary or VIE shall be accounted for as equity transactions. Therefore, no gain or loss will be recognized in consolidated net loss or comprehensive loss. The carrying amount of the noncontrolling interest will be adjusted to reflect the change in its ownership interest in the subsidiary or VIE. Any difference between the fair value of the consideration received or paid and the amount by which the noncontrolling interest is adjusted will be recognized in equity attributable to the Company.

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

The financial statements of the Group’s non-PRC entities are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulting foreign currency translation adjustments are recorded in other comprehensive income/(loss) in the consolidated statements of comprehensive loss, and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive income/(loss) in the consolidated statements of changes in shareholders’ equity. Total foreign currency translation adjustments included in the Group’s other comprehensive income/(loss) were income of RMB14,685, loss of RMB52,185 and RMB16,453 for the years ended December 31, 2019, 2020 and 2021, respectively.

(e)          Convenience translation

Translations of the consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 6.3726 , representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2021, or at any other rate.

(f)          Cash and cash equivalents and time deposits

Cash and cash equivalents represent cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted to withdrawal or use, and which have original maturities of three months or less.

Time deposits represent time deposits placed with banks with original maturities of three months or more.

(g)          Restricted cash, time deposit and investments

Cash and time deposits that are restricted as to withdrawal or use for current operations are classified as restricted cash and restricted time deposits, respectively.

Restricted investment presents certain short term investments of wealth management products issued by bank, which is restricted as to withdrawal (Note 5).

In the event that the restriction is expected to be removed within the next twelve months, the relevant assets are classified as current assets. Otherwise, they are classified as non-current assets.

(h)          Short-term investments

Short-term investments include wealth management product with variable interest rates or principal not-guaranteed with certain financial institutions. In accordance with ASC 825, Financial Instruments, for financial products with variable interest rates referenced to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carries these investments at fair value. Changes in the fair value of these investments are reflected in the consolidated statements of comprehensive loss as investment income and included in “others, net”. Fair value is estimated based on quoted prices of similar products provided by financial institutions at the end of each reporting period. The Group classifies these inputs as Level 2 fair value measurement.

(i)           Receivables, net

Accounts receivable and other receivables recorded in prepayments and other current assets (collectively defined as “Receivables”) are stated at the historical carrying amount net of write-offs and allowance for credit losses. Prior to January 1, 2020, the Group reviews the accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual accounts receivable balances, the Group considers several factors, including the age of the balance, the customer’s payment history, and current credit-worthiness, and current economic trends. Accounts receivable balances are written off after all collection efforts have been exhausted.

Starting from January 1, 2020, the Group adopted ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which replaces the existing incurred loss impairment model with an expected loss methodology on the measurement of credit losses for financial assets measured at amortized cost. The Group’s receivables are within the scope of ASC Topic 326. To estimate expected credit losses, the Group has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, current economic conditions, future economic conditions(external data and macroeconomic factors) and changes in the Group’s customer collection trends. This is assessed at each quarter based on the Group’s specific facts and circumstances. The Group used a modified retrospective approach with acumulative-effect of an increase of approximately RMB2.8 million in the allowance for credit losses upon the initial adoption of this guidance, of which the expected loss amount of accounts receivable was RMB1.1million.

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

RMB147,296, RMB12,565 and nil, of impairment loss of goodwill were recognized for the years ended December 31, 2019, 2020 and 2021, respectively (Note 11).

(o)          Impairment of long-lived assets

The Group evaluates its long-lived assets with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing carrying amount of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the long-lived assets over their fair value. RMB101,136, RMB4,328 and nil of impairment loss of long-lived assets were recognized for the years ended December 31, 2019, 2020 and 2021, respectively.

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

Transfers into or out of fair value hierarchy classifications are made if the significant inputs used in the financial models measuring the fair value of the assets and liabilities became unobservable or observable in the current marketplace. These transfers are considered to be effective as of the beginning of the period in which they occur. The Group did not transfer any assets or liabilities in or out of Level 2 and Level 3 during the years ended December 31, 2020 and 2021.

Fair value measurements on a recurring basis

As of December 31, 2020, the financial instruments measured at fair value on a recurring basis are as follows:

		Fair value measurement at reporting date using
	Fair value	Quoted Prices in Active	Significant Other	Significant
	as of December 31,	Markets for Identical Assets	Observable Inputs	Unobservable Inputs
Description	2020	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Short-term investments (Note 2(h)):

Short-term wealth management product	20,000	—	20,000	—

Restricted cash, time deposit and investment (Note 5)

Short-term wealth management products	9,600	—	9,600	—

Financing assets – earn-out arrangement (Note 8)	1,179	—	—	1,179

As of December 31, 2021, the financial instruments measured at fair value on a recurring basis are as follows:

		Fair value measurement at reporting date using
	Fair value	Quoted Prices in Active	Significant Other	Significant
	as of December 31,	Markets for Identical Assets	Observable Inputs	Unobservable Inputs
Description	2021	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Time deposit	10,000	—	10,000	—

Short-term investments (Note 2(h)):

Short-term wealth management product	35,950	—	35,950	—

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

Timing of revenue recognition may differ from the timing of payment from customers. The Group does not have material contract assets as it generally has the unconditional right to payment as revenue is recognized or the timing difference is immaterial. Accounts receivable represents amounts that the Group has satisfied the performance obligation and have the unconditional right to payment. Unearned revenue consists of payments received related to unsatisfied performance obligations at the end of the period, included in “Advance from customers” in the Group’s consolidated balance sheets. Due to the generally short-term duration of the Group’s contracts, the majority of the performance obligations are satisfied in one year. The amount of revenue recognized that was included in the receipts in advance from customers balance at the beginning of the year was RMB4.1 million and RMB11.6 million for the years ended December 31, 2020 and 2021.

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

Advertising and marketing and other services

Revenues of advertising, marketing and other services primarily consist of revenues from insurance brokerage service and other marketing services. Insurance brokerage revenue is commissions earned from insurance brokerage services, determined based on a percentage of premiums paid by the insureds. Insurance brokerage services revenue is recognized when the signed insurance policy is in place and the premium is collectable from the insured since the Group has fulfilled its performance obligation to sell an insurance policy on behalf of the insurance company. The brokerage commission, which is paid by the insurance company, is based on the terms specified in the service contracts with the insurance companies. Revenue of other marketing services is service fee charged to the customers including e-Commerce marketplaces and other merchants for the marketing solutions and services in respect of mobile application promotion, product promotion and other marketing activities. Revenue is recognized when all of the revenue recognition criteria are met, which is generally when the relevant services specified in the contracts are rendered.

For service arrangements involved with third-party platform, the Group considers whether it should report revenues on a gross or net basis by assessing all indicators set forth in ASC 606, and determine if the Group is acting as principal or agent. For arrangements where the Group controls the service before it is transferred to the customer as a principal, as the Group is the primary obligor, subject to inventory risk, and having discretion in establishing prices, revenue is recorded on a gross basis on the amount of fees it billed to its customers. Otherwise, the revenue is recorded on a net basis.

(r)          Cost of promotion and acquisition

Beginning from 2021, the Company newly added a financial statement line item as cost of promotion and acquisition. Cost of promotion and acquisition consists primarily of expenditures relating to traffic acquisition, rewards to business partners for promotion in social network and social media platform, and marketing costs related to advertising and marketing services including commissions paid to individual insurance brokers, which were included in selling and marketing expenses and cost of revenue before 2021. For comparison purposes, the cost of promotion and acquisition for the years ended December 31, 2019 and 2020 have been retrospectively re-classified. The amount reclassified from sales and marketing expenses to cost of promotion and acquisition are RMB991,790 and RMB353,119 for the years ended December 31, 2019, and 2020, respectively. The amount reclassified from cost of revenue to cost of promotion and acquisition are RMB34,185 and RMB26,261 for the years ended December 31, 2019 and 2020, respectively.

(s)          Cost of operation

Cost of operation consists primarily of costs associated with maintenance of the platform including data acquisition costs, bandwidth and server hosting costs, call center outsourcing costs, online payment processing fees, depreciation, payroll and other related costs of operations.

The marketing costs relating to advertising and marketing services including commissions paid to individual insurance brokers previously recorded in cost of revenues are reclassified to cost of promotion and acquisition in 2021. For comparison purposes, the cost of operation for the year of 2019 and 2020 have been retrospectively reclassified.

(t)          Sales and marketing expenses

Sales and marketing expenses consist primarily of marketing expenses relating to marketing activities, payroll costs and related expenses for employees involved in sales and marketing activities, and expenses for the portion of call center operations that the Group outsources. Beginning from 2021, traffic acquisition and rewards to business partners for promotion in social network and social media platform have been reclassified to cost of promotion and acquisition. For comparison purposes, the sales and marketing expenses for the years ended December 31, 2019 and 2020 have been retrospectively re-classified.

Advertising costs are expensed as incurred. Total amount of advertising expenditures recognized in sales and marketing expenses were RMB36,029, RMB2,578 and RMB3,731 for the years ended December 31, 2019, 2020 and 2021, respectively.

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

To assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. As of December 31, 2020 and 2021, the Group did not have any significant unrecognized uncertain tax positions.

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

For the years ended December 31, 2019, 2020 and 2021, profit appropriation to statutory surplus fund for the Group’s entities incorporated in the PRC were RMB1,900, nil and RMB127 respectively. No appropriation to other reserve funds was made for any of the periods presented.

3. Recent accounting pronouncements

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes”, which removes specific exceptions to the general principles in Topic 740 and to simplifies accounting for income taxes. The guidance is effective for all entities for fiscal years beginning after December 15, 2020 and for interim periods within those fiscal years. The adoption of this standard did not have a material impact on the Group’s consolidated financial statements.

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

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt - Modifications and Extinguishments (Subtopic 470-50), Compensation - Stock Compensation (Topic 718), and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40) to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Group is currently evaluating the impact of the new guidance on our consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments in this update are effective for all entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Group is currently evaluating the impact of the new guidance on the consolidated financial statements.

4. Concentration and risks

(a)          Concentration of customers and suppliers

There were nil, one and two customers accounted for more than 10% of the Group’s total revenues for the years ended December 31, 2019, 2020 and 2021 respectively. There were three customers with relationship with each other in aggregate and one accounted for more than 10%of the Group’s net accounts receivable as of December 31, 2020 and 2021, respectively.

	For the Year
	Ended
	December 31,
Revenues	2019	2020	2021
Customer A	*	*	14%
Customer B	*	14%	11%

	As of
	December 31,
Accounts receivable, net	2020	2021
In aggregate of Customer C,D,E	44%	*
Customer A	*	20%

There were nil, nil and nil suppliers, e.g. advertising agencies, which individually accounted for more than 10% of the Group’s total costs and expenses for the years ended December 31, 2019, 2020 and 2021 respectively. Two and one suppliers individually accounted for more than 10% of the Group’s accounts payable as of December 31, 2020 and 2021 respectively as follows:

	As of
	December 31,
Accounts payable	2020	2021
Supplier I	34%	*
Supplier II	21%	*
Supplier III	*	15%
*	The percentage was below 10% for the period.

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

5. Restricted cash, time deposit and investment

	As of
	December 31,
	2020	2021
	RMB	RMB
Current:
Restricted cash	141,952	—
Restricted time deposits	239,873	234,601
Restricted wealth management products	9,600	—
Total	391,425	234,601

Non-current:
Restricted cash	7,254	8,973
Restricted time deposits	27,327	28,293
Total	34,581	37,266

Line of credit for short-term bank borrowings was secured by short-term time deposits in the bank, amounted to RMB238.4 million and RMB234.6 million as of December 31, 2020 and 2021, respectively.

Other restricted cash and time deposits mainly consist of a US$3.7 million deposit as collateral at its ADR depositary bank, and deposits in custodian accounts for insurance brokerage business and other business requirements, and are classified as current or non-current assets based on their respective maturity.

6. Accounts receivable, net

Accounts receivable, net consists of the following:

	As of
	December 31,
	2020	2021
	RMB	RMB
Accounts receivable	273,589	206,771
Less: allowance for credit losses	(33,465)	(31,606)
Accounts receivable, net	240,124	175,165

Accounts receivable are non-interest bearing and are generally on terms between 1 to 30 days. In some cases, these terms are extended for certain qualifying long-term customers who have met specific credit requirements.

The movements in the allowance for credit losses are as follows:

	For the Year
	Ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance at beginning of the year	(71)	(23,785)	(33,465)
Impact of adoption of ASC 326	—	(1,095)	—
Additions	(29,383)	(14,235)	(5,741)
Reversals	—	—	6,779
Write offs	5,669	5,650	821
Balance at end of the year	(23,785)	(33,465)	(31,606)

7. Prepayments and other current assets

Prepayments and other current assets consist of the following:

	As of
	December 31,
	2020	2021
	RMB	RMB
Prepaid advertising expenses, rentals and others	53,791	31,605
Deposits	6,553	6,466
Staff advances	981	1,571
Deductible VAT input	4,170	13,801
Interest receivable	800	23
Total	66,295	53,466

8. Business combinations

(a) Anguo

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

(b) Newsky Wisdom

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

Amount
RMB
Cash paid	25,000
Less: Financial asset acquired for an earn-out arrangement	1,179
Cash consideration	23,821
Noncontrolling interests	23,349
Total	47,170

		Amortization
	Amount	years
	RMB	Years
Cash and cash equivalent of Newsky Wisdom at acquisition date	2,240	—
Other working capital	28,914	—
Identifiable intangible assets acquired	—	—
Software	1,000	3
Customer relationship	2,200	4
Brand	2,800	10
Backlog	800	3
Goodwill	10,236	—
Deferred tax liabilities	(1,020)	—
Total	47,170	—

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

(c) Other acquisition

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

9. Intangible assets, net

Intangible assets consists of the following:

		As of December 31, 2021
	Weighted-
	average	Gross			Net
	amortization	carrying	Accumulated	Impairment	carrying
	period	amount	amortization	amount	amount
	Year	RMB	RMB	RMB	RMB
Technology	8.5	71,000	(11,137)	(59,863)	—
Customer relationship	3-5.5	26,326	(7,059)	(18,030)	1,237
Non-compete agreement	5.5	28,900	(7,006)	(21,894)	—
Software	3	5,743	(4,157)	(833)	753
Brand	8-10	4,844	(1,086)	—	3,758
Backlog	3	800	(793)	—	7
License	15	22,226	(2,706)	(3,600)	15,920
Total		159,839	(33,944)	(104,220)	21,675

		As of December 31, 2020
	Weighted-
	average	Gross			Net
	amortization	carrying	Accumulated	Impairment	carrying
	period	amount	amortization	amount	amount
	Year	RMB	RMB	RMB	RMB
Technology	8.5	71,000	(11,137)	(59,863)	—
Customer relationship	3-5.5	26,362	(6,534)	(18,050)	1,778
Non-compete agreement	5.5	28,900	(7,006)	(21,894)	—
Software	3	5,531	(3,420)	(833)	1,278
Brand	8-10	4,904	(566)	—	4,338
Backlog	3	800	(200)	—	600
License	15	22,262	(1,484)	(3,600)	17,178
Total		159,759	(30,347)	(104,240)	25,172

Amortization expenses were RMB14,826, RMB 4,209 and RMB3,619 for the years ended December 31, 2019, 2020 and 2021, respectively.

The impairment loss of intangible assets were RMB99,939, RMB 4,328 and nil for the years ended December 31, 2019, 2020 and 2021, respectively.

As of December 31, 2021, expected amortization expense relating to the existing intangible assets for each of the next five years and thereafter is as follows:

Amount
RMB
2022	3,378
2023	2,785
2024	2,289
2025	2,152
2026	2,152
Thereafter	8,919
21,675

10. Property and equipment, net

Property and equipment, net consists of the following:

	As of
	December 31,
	2020	2021
	RMB	RMB
Office furniture and equipment	1,855	1,984
Computer equipment	8,933	9,243
Servers and network equipment	31,967	31,977
Leasehold improvements	9,880	10,010
Vehicles	698	685
Building	12,512	12,512
Total	65,845	66,411
Accumulated depreciation	(46,534)	(52,597)
Impairment	(1,197)	(1,197)
Property and equipment, net	18,114	12,617

The impairment loss of property and equipment were RMB1,197, nil and nil for the years ended December 31, 2019, 2020 and 2021, respectively.

Depreciation expenses were RMB21,652, RMB14,425 and RMB7,493 for the years ended December 31, 2019, 2020 and 2021, respectively.

11. Goodwill

The changes in the carrying amount of goodwill were as follows:

Amount
RMB
Balance as of December 31, 2019	12,697
Additions (Note 8)	10,236
Impairment	(12,565)
Translation adjustments	(132)
Balance as of December 31, 2020	10,236
Balance as of December 31, 2021	10,236

The financial performance of Anguo and CC Information Limited in 2020 was significantly below the forecasts at acquisition as their business expansions were delayed due to impact of COVID-19. As such, the Group performed quantitative impairment tests for these reporting units with assistance of an independent valuation firm, and recorded full impairment totaling RMB12.6 million for goodwill of Anguo and CC Information Limited in the year ended December 31, 2020. The Company performed impairment assessment on goodwill in year 2021, no impairment charge was recognized.

12. Long-term investment

	As of
	December 31,
	2020	2021
	RMB	RMB
Equity investments	28,625	19,422

The long-term investments were included in “Other non-current assets” as presented on the Group’s consolidated balance sheets.

As of December 31, 2020 and 2021, the Group’s long-term investments primarily included the equity investments in privately-held companies as below.

In 2018, the Group invested in preferred shares of Firestorm Holdings Limited (“Firestorm”) with a consideration of cash in US$2,137 (RMB13,618), Firestorm operates an open platform in Indonesia for discovery and recommendation of financial products. The Group still held the investment as of December 31,2021.

In 2018, the Group invested in preferred shares of Conflux Global (“Conflux”) with a consideration of cash in US$2,000 (RMB12,745). Conflux is a decentralized applications blockchain solution provider. These preferred shares invested are not considered in-substance ordinary shares and do not have readily determinable fair value, which are accounted for using the measurement alternative method. In 2021, the Group disposed 66.7% of the investment with an investment gain of RMB51.2 million realized in “Others, Net” in the consolidated statements of comprehensive loss.

In 2021, the Group invested in preferred shares of Infinlinx Technology Limited (“Infinlinx”) with a consideration in cash of RMB5,000. Infinlinx is a customer service provider in Indonesia.

No adjustments for the fair value were made as no orderly transactions for the identical or similar investment of the same issuer were identified during the years ended December 31, 2020 and 2021. No impairment was recorded for the year ended December 31, 2020 and 2021.

13. Leases

The Group has operating leases for office buildings, with lease terms from within one year to around three years. There is no finance lease for the Group. A summary related to operating leases as of December 31, 2021 is as follows:

Amount
RMB
Operating lease right-of-use assets, net	10,102
Operating lease liabilities - current	7,893
Operating lease liabilities - non-current	1,337
Total operating lease liabilities	9,230
Weighted average remaining lease term	1.17
Weighted average discount rate	4.75%

Amount
RMB
Operating lease expenses	9,853
Short-term lease expenses	6,603
Total lease expenses *	16,456
Cash paid for amounts included in the measurement of lease liabilities	9,322
Supplemental noncash information on lease liabilities arising from obtaining right-of- use assets	3,146
*	The lease expenses were RMB22,718, RMB15,078 and RMB16,456 for the years ended December 31, 2019, 2020 and 2021, respectively.

A summary of maturity of operating lease liabilities under the Group’s non-cancelable operating leases as of December 31, 2021 is as follows:

Amount
RMB
2022	8,139
2023	1,112
2024	270
Total future minimum payments	9,521
Less: interest	291
Present value of operating lease liabilities	9,230

14. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of
	December 31,
	2020	2021
	RMB	RMB
Accrued liabilities for legal proceeding *	60,000	—
Accrued payroll	51,072	56,463
Customer advance payments relating to Databook	47,703	47,703
Consideration payable of business combination	1,333	1,333
Operating lease liabilities	8,995	7,893
Accrued expenses	27,565	13,261
Payable to employees for proceeds from shares as sold	1,727	504
Others	22,471	25,364
Total	220,866	152,521
*	In September 2019, the business of Databook Tech Ltd. (Databook Tech Ltd. and its subsidiaries and VIE collectively refer to “Databook”) was suspended for an investigation conducted against Databook and certain of its employees by competent authorities in relation to the compliance of information collection or use. The investigation of Databook initiated in 2019 has concluded in January 2021. Databook was imposed confiscation of gains of RMB30 million and also a fine of RMB30 million, total amount of RMB60 million was paid in January 2021.

15. Short-term borrowings

In 2020, two PRC subsidiaries obtained a loan facility of credit line of RMB240.0 million with a fixed annual interest rate, issued by East West Bank (China) Limited and secured by short-term time deposits of US$15.0 million of Jianpu HK. On October 27, 2021, the two PRC subsidiaries reached a supplementary agreement with East West Bank (China) Limited, the term for the loan facility of credit line of RMB240.0 million was extended to October 27, 2023. These short-term time deposits were accounted for as restricted time deposits (see Note 5).

As of December 31, 2020 and 2021, the Group utilized part of the credit line, and the balance of short-term borrowings was RMB158.5 million and RMB181.9 million, respectively. All of these borrowings were denominated in RMB and repayable within one year.

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

PRC

In accordance with the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. Preferential tax treatments are granted to certain entities qualified as High and New Technology Enterprises (‘‘HNTEs’’). Certain PRC subsidiaries of the Group obtained certificates of HNTEs and therefore are eligible to enjoy a preferential tax rate of 15% for three years, provided that they are qualified as HNTEs during such periods. The management expects that all the criteria to utilize this preferential tax treatment can be satisfied for the relevant annual tax filing during such periods. Accordingly, a preferential tax rate of 15% were applied for these entities, and other subsidiaries and VIEs of the Group in the PRC are subject to a uniform income tax rate of 25% for all periods presented.

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

Composition of income tax benefits:

	For the Year
	Ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Current income tax	8,788	365	3
Deferred income tax	(16,793)	(1,648)	(585)
Total	(8,005)	(1,283)	(582)

Reconciliation of the differences between statutory income tax rate and the effective income tax rate for the years ended December 31, 2019, 2020 and 2021 are as below:

	For the Year
	Ended
	December 31,
	2019	2020	2021
Statutory EIT rate	25.00%	25.00%	25.00%
Tax effect of preferential tax treatment	(8.81)%	(3.65)%	(3.00)%
Tax effect of permanent differences	(1.73)%	2.78%	5.87%
Changes in valuation allowance	(12.97)%	(23.72)%	(27.58)%
Effective income tax rate	1.49%	0.41%	0.29%

The following table sets forth the effect of preferential tax:

	For the Year
	Ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Tax effect of preferential tax treatment	47,453	11,440	6,140
Basic and diluted loss per share effect	0.11	0.03	0.01

Composition of deferred tax assets and liabilities:

Deferred taxes assets and liabilities arising from PRC subsidiaries and VIEs were measured using the enacted tax rates for the periods in which they are expected to be reversed. The Group’s deferred tax assets and liabilities consist of the following components:

	As of December 31,
	2020	2021
	RMB	RMB
Deferred tax assets
Advances from customers	10,020	11,747
Accrued payroll and expenses	8,613	1,705
Allowances of credit losses	10,835	7,116
Allowances of impaired assets	1,804	1,988
Net operating loss carry-forwards	210,359	202,061
Advertising expenses in excess of deduction limit	4,519	2,827
Amortization of intangible assets	3,197	1,737
Total deferred tax assets	249,347	229,181
Less: Valuation allowance	(249,347)	(229,181)
Total deferred tax assets, net	—	—

	As of December 31,
	2020	2021
	RMB	RMB
Deferred tax liabilities
Intangible assets acquired from business combinations	5,146	4,549
Total deferred tax liabilities	5,146	4,549

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated losses, existence of taxable temporary differences and reversal periods.

The Group believes that it is more likely than not that the advertising expenses in excess of deduction limit will not be utilized in the future given the Group expects its advertising expenses will exceed the deduction limit in the foreseeable future. Full valuation allowance for the deferred tax assets arising from such advertising expenses were provided. In addition, the Group believed that it is more likely than not that the accumulated operating losses and other deferred tax assets for certain entities will not be utilized in the future given these entities had incurred net accumulated operating losses for income tax purposes since its inception. Therefore, the valuation allowances for these deferred tax assets were provided. The total valuation allowance provided were RMB249,347 and RMB229,181 as of December 31, 2020 and 2021 respectively.

Movement of valuation allowance:

	For the Year Ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance at beginning of the year	45,618	115,143	249,347
Additions	80,468	153,830	69,282
Reversals	(10,943)	(19,626)	(89,448)
Balance at end of the year	115,143	249,347	229,181

17. Share-based compensation expenses

The following table sets forth the share-based compensation expenses included in each of the relevant accounts:

	For the Year
	Ended
	December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Cost of operation	935	(186)	218	34
Sales and marketing expenses	8,549	295	(543)	(85)
Research and development expenses	16,063	(1,999)	2,250	353
General and administrative expenses	(19,157)	(2,439)	15,432	2,422
Total	6,390	(4,329)	17,357	2,724

(a)	2012 Share plan of RONG360

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

The activities of share options granted under Jianpu’s Global Share Plan in relation to the share-based compensation expenses of the Group for the years ended December 31, 2019, 2020 and 2021 are summarized as below:

		Weighted	Aggregate	Weighted average
		average	intrinsic	remaining
	Number of	exercise prices	Value	contractual
	shares	US$/Share	US$	years
Outstanding as of January 1, 2019	18,699,431	0.20	38,480	6.42
Granted during the year	19,340	0.56	—	—
Forfeited during the year	(427,014)	0.52	—	—
Exercised during the year	(10,011,528)	0.13	—	—
Outstanding as of December 31, 2019	8,280,229	0.25	2,829	6.54
Forfeited during the year	(111,244)	0.50	—	—
Exercised during the year	(663,508)	0.33	—	—
Outstanding as of December 31, 2020	7,505,477	0.28	176	5.53
Forfeited during the year	(45,227)	0.29	—	—
Exercised during the year	—	—	—	—
Outstanding as of December 31, 2021	7,460,250	0.24	26	4.52

The fair value of the options granted under Jianpu’s Global Share Plan in relation to the share-based compensation expenses for the years ended December 31, 2018 and 2019 are as follows, there was no option granted in 2020 and 2021:

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

As of December 31, 2021, 7,460,250 share options of the Company were held by the Group’s employees and non-employees under Global Share Plan with the weighted average exercise price of US$0.24 per option and weighted average remaining contractual years of 4.52 years, out of which 7,453,627 options were exercisable with the weighted average exercise price of US$0.24 per option and weighted average remaining contractual years of 4.51 years. 6,265 share options were expected to be vested with the weighted average exercise price of US$0.39 per option and weighted average remaining contractual years of 6.51 years. The aggregate intrinsic value of the outstanding options, exercisable options and share options expected to be vested as of December 31, 2021 are US$26, US$26 and US$0.1 respectively. There were RMB28 of unrecognized share-based compensation expenses, which are expected to be recognized over a weighted-average period of 0.83 years.

As of December 31, 2021, 1,261,302 share options of the Company were held by the employees of the Group’s related parties for non-platform business under the Global Share Plan with the weighted average exercise price of US$0.44 per option and weighted average remaining contractual years of 5.61 years, out of which 1,033,232 options were exercisable with the weighted average exercise price of US$0.42 per option and weighted average remaining contractual years of 5.37 years. 211,058 share options were expected to be vested with the weighted average exercise price of US$0.56 per option and weighted average remaining contractual years of 6.74 years. The aggregate intrinsic value of the outstanding options, exercisable options and share options expected to be vested as of December 31, 2021 are US$3, US$3 and nil respectively. The share options granted to employees of the Group’s related parties for non-platform business were accounted for as deemed dividend from the Company to its shareholders, as these employees do not provide services to the Company. The share awards were measured based on the fair value as of the grant date. The amount recognized as deemed dividend were RMB14, nil and nil for the years ended December 31, 2019, 2020 and 2021, respectively.

As of December 31, 2021, 17,409,803 share options with underlying shares of non-platform business were held by the Group’s employees. The vesting of such awards is conditional upon the fulfillment of requisite service conditions to the Company and listing of non-platform business. The cost relating to such share-based awards succeeded from 2012 Share Plan of RONG360 were recognized by the Company as a shareholder contribution as the award will ultimately be settled by RONG360. The award is accounted for as a financial derivative and initially measured at its fair value in accordance with ASC 815-10-55-46 through 55-48, and the related expense will be recognized over the requisite service period in the consolidated income statements with a corresponding credit to additional paid-in capital. Subsequent changes in the fair value of the award are recorded in the consolidated income statement through the date on which the underlying award are settled. The share-based compensation expenses recognized for the year ended December 31, 2021 in relation to share options with underlying share of non-platform business granted to the Group employees under the Global Share Plan were reversal of RMB1,244 due to decrease in the fair value of underlying share of non-platform business.

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

In the fourth quarter of 2019, the Group evaluated each of the underlying performance conditions related to the outstanding options with performance conditions, and determined that it was not probable that the performance condition relating to year 2020 would be met for the 6,214,370 share options granted in 2017. Consequently, the Group reversed all previously recognized share-based compensation expenses related to these awards of RMB96,831, and the performance condition for these share options was modified to link to performance of year 2019, which was assessed as probable to achieve. In accordance with ASC 718, such modification is a Type III modification because the original condition is not expected to be satisfied as of the modification date. The fair value of the 6,214,370 shares options of the modified performance conditions was re-measured and the aggregate grant date fair value is RMB25,838. The Group recognized the incremental value as share-based compensation expenses for vested awards amounting to RMB17,225 in the fourth quarter of 2019. According to the actual performance of year 2020, management assessed that the performance target for these options with performance conditions were not probable to be achieved, and consequently the Group reversed all previously recognized share-based compensation expenses related to these awards in the fourth quarter of 2020. While in July 2021, the performance condition for these share options was modified, and was assessed probable to be achieved, and the Group recognized the incremental value as share-based compensation expenses for vested awards amounting to RMB3,934 in the second half of 2021.

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

The activities of share options granted under Jianpu’s 2017 Share Incentive Plan in relation to the share-based compensation expenses of the Group for the years ended December 31, 2020 and 2021 are summarized as below:

		Weighted	Aggregate	Weighted average
		average	intrinsic	remaining
	Number of	exercise prices	Value	contractual
	shares	US$/Share	US$	years
Outstanding as of of January 1, 2019	15,888,593	0.01	35,644	9.27
Granted during the year	7,183,239	0.01	—	—
Forfeited during the year	(1,337,432)	0.01	—	—
Exercised during the year	(4,344,515)	0.01	—	—
Outstanding as of December 31, 2019	17,389,885	0.01	10,190	8.92
Granted during the year	3,863,034	0.01	—	—
Forfeited during the year	(2,044,547)	0.01	—	—
Exercised during the year	(275,315)	0.01	—	—
Outstanding as of December 31, 2020	18,933,057	0.01	2,688	8.25
Granted during the year	8,210,850	0.01	—	—
Forfeited during the year	(1,655,252)	0.01	—	—
Exercised during the year	(50,000)	0.01	—	—
Outstanding as of December 31, 2021	25,438,655	0.01	1,056	8.05

The estimated fair value of each option grant is based on the market price of the underlying ordinary share of the Company on the same date.

As of December 31, 2021, 25,438,655 share options of the Company were granted under 2017 Share Incentive Plan with the weighted average exercise price of US$0.01 per option and weighted average remaining contractual years of 8.05 years, out of which 9,015,725 options were exercisable with the weighted average exercise price of US$0.01 per option and weighted average remaining contractual years of 7.22 years. 12,070,205 share options were expected to be vested with the weighted average exercise price of US $0.01 per option and weighted average remaining contractual years of 9.27 years. The aggregate intrinsic value of the outstanding options, exercisable options and share options expected to be vested as of December 31, 2021 are US$1,056 , US$374 and US$501 respectively. For the years ended December 31, 2019, 2020 and 2021, share-based compensation expenses recognized associated with the share options granted by the Company were negative RMB15,632, RMB4,312 and 14,959. There were RMB6,861 of unrecognized share-based compensation expenses, which are expected to be recognized over a weighted-average period of 2.50 years.

As of December 31, 2021, 842,645 share options of the Company were held by the employees of the Group’s related parties for non-platform business under the 2017 Share Incentive Plan with the weighted average exercise price of US$0.01 per option and weighted average remaining contractual years of 7.56 years, out of which 505,274 options were exercisable with the weighted average exercise price of US$0.01 per option and weighted average remaining contractual years of 6.84 years. 334,561 share options were expected to be vested with the weighted average exercise price of US $0.01 per option and weighted average remaining contractual years of 8.48 years. The aggregate intrinsic value of the outstanding options, exercisable options and share options expected to be vested as of December 31, 2021 are US$35, US$21 and US$14 respectively. The share options granted to employees of non-platform business were accounted for as deemed dividend from the Company to its shareholders, as these employees do not provide services to the Company. The share awards were measured based on the fair value as of the grant date. The amount recognized as deemed dividend were RMB1,915 RMB171 and RMB42 for the years ended December 31, 2019, 2020 and 2021.

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

Basic and diluted net loss per ordinary share for each of the years are presented as follows:

	For the Year Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
	(In thousands,	(In thousands,	(In thousands,	(In thousands,
	except	except	except	except
	for share	for share	for share	for share
	and per	and per	and per	and per
	share data)	share data)	share data)	share data)
Numerator:
Net loss	(451,760)	(304,147)	(199,785)	(31,351)
Numerator for basic and diluted net loss per share	(451,760)	(304,147)	(199,785)	(31,351)
Denominator:
Weighted average number of ordinary shares	420,575,827	423,096,353	423,661,496	423,661,496
Denominator for basic and diluted net loss per share	420,575,827	423,096,353	423,661,496	423,661,496
Net loss per ordinary share:
Basic and diluted	(1.07)	(0.72)	(0.47)	(0.07)

Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the respective year. The potential ordinary shares of restricted shares and share options were excluded from the diluted loss net per share calculations because to do so would be antidilutive for all the periods presented. The numbers of share options excluded from the calculation of diluted net loss per share of the Company were 28,081,052, 28,873,176 and 35,400,672 as of December 31, 2019, 2020 and 2021 respectively.

21. Related party transactions

The following sets forth significant related party transactions of the Group during the years presented:

	For the Year Ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Revenues from recommendation services for loans generated from RONG360 (a)	31,980	4,757	488
Revenues from big data and system-based risk management services generated from RONG360 (a)	6,858	3,626	4,282
Administrative expenses charged to RONG360 (b)	4,000	2,000	2,000
Sales and marketing expenses charged by RONG360 (c)	—	(206)	(124)
Cost of promotion and acquisition charged by related party A (d)	(21,099)	—	—
Research and development expenses charged by RONG360 (e)	(2,162)	(1,480)	(685)
Data acquisition cost charged by related party C (g)	—	(2,102)	—
Cost of customer service charged by related party D (h)	—	—	(883)

The following sets forth related party outstanding balance:

	As of
	December 31,
	2020	2021
Amount due to RONG360 (i)	(468)	(21,686)
Amount due to related party B (f)	(8,729)	(7,551)
Amount due from other related parties	574	107
(a)	RONG360’s business comprised the Platform Business segment and non-platform Business segment prior to the Reorganization, thus transactions between the Group’s Predecessor Operation, i.e. the Platform Business, and non-Platform business segment of RONG360 are accounted for as related party transactions. After the Share Distribution, RONG360 is still considered as a related party of the Group due to the existence of some same major shareholders of RONG360 and the Company. The Group provided loan recommendation services and big data and system-based risk management services to the non-platform Business segment of RONG360 and the related service fees were charged at a standard fee rate same as that charged to third party customers.
(b)	Following the Reorganization, the administrative expenses allocated to RONG360 consist of various expenses attributable to the non-platform business segment of RONG360, including expenses related to operational, administrative, human resources, legal, accounting and internal control support pursuant to the transitional services arrangement (see Note 1(b)).
(c)	RONG360 charged the Group sales and marketing expenses for providing advertising and marketing services to the Group for the year ended December 31, 2020 and 2021.
(d)	Related party A (minority investee of a company owned by two founders of the Company) and its subsidiary charged the Group cost of promotion and acquisition for providing traffic acquisition service to the Group for the year ended December 31, 2019. The Group set the pricing terms with this related party by mirroring the corresponding terms entered into between banks or their agents and the Group.
(e)	RONG360 charged the Group research and development expenses for providing research and development services to the Group for the year ended December 31, 2019, 2020 and 2021.
(f)	The Group obtained control of KTN from related party B (a company owned by two founders of the Company before September 2020, and controled by a founder of the Company afterwards) in October 2018. The balance primarily represented the unpaid consideration. The balance in 2021 decreased because related party B collected some receivables on behalf of the Group, which has not yet transferred to the Group.
(g)	The Group invested in and owned 15% of the preference shares of related party C. Related party C charged the Group data acquisition cost for the services delivered for the years ended December 31, 2020.
(h)	In 2021, the Group invested in and owned 35% of the preference shares of related party D. Related party D charged the Group customer services delivered for the years ended December 31, 2021.

(i)	The balance increase reflected the aforementioned related party transactions and related settlements and prepayment between RONG360 and the Group.

22. Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB81,278, RMB37,553 and RMB59,289 for the years ended December 31, 2019, 2020 and 2021, respectively.

23. Commitments and contingencies

Short-term lease commitments

The Group has leased office premises under non-cancellable short-term operating lease agreements. Future aggregate minimum lease payments under non-cancellable short-term operating leases agreements are as follows:

As of
December 31,
2021
RMB
Within one year	4,399
Total	4,399

Capital and other commitments

The Group did not have significant capital and other commitments as of December 31, 2020 and 2021.

Contingencies

The Company and certain of its officers and directors have been named as defendants in a putative securities class action filed on October 25, 2018 in the United States District Court for the Southern District of New York. The action was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their purchase of the Company’s ADSs pursuant to the Company’s IPO. The plaintiffs alleged that the Company made misstatements and omissions in connection with its IPO in violation of the Securities Act of 1933. On January 10, 2019, the court entered an order appointing lead plaintiffs of this case, and on March 28, 2019, a consolidated amended complaint was filed. On September 27, 2020, the court denied the defendants’ motion to dismiss. On November 15, 2021, the parties reached a stipulation to settle the action for the amount of US$7.5 million, among other conditions. On December 30, 2021, the Court issued an order granting preliminary approval of the parties’ proposed settlement, the cost of which will be borne in substantial part by the Company’s directors and officers liability insurance. The settlement is pending the Court’s final approval. The hearing for the Court’s final approval for the settlement is currently set on late spring 2022.There is no guarantee that the Court will grant final approval of the settlement. If the settlement fails and the litigation continues, the Group is unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of this lawsuit.

The Company and certain of its officers have been named as defendants in another putative securities class action filed on February 17, 2021 in the United States District Court for the Southern District of New York. The plaintiffs alleged that certain of the Company’s disclosures since the first quarter of 2018 contained material misstatements and omissions in violation of the Securities Exchange Act of 1934. On July 20, 2021, Plaintiffs filed an amended class action complaint. On September 3, 2021, the Group filed a motion to dismiss. Briefing on the motion was completed in November 2021. The Court’s decision on the motion is pending. The action otherwise remains in its preliminary stage and the Group is currently unable to predict the timing, outcome or consequences of this class action. The Group intend to defend against this action vigorously.

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

24. Subsequent event

The Group has performed an evaluation of subsequent events through the date of this report, which is the date the financial statements were issued, no material events or transactions needing recognition or disclosure found.

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

The Group performed a test on the restricted net assets of its consolidated subsidiaries and VIEs (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements”. Such restricted net assets amounting to approximately RMB133.3 million, or 26.58% of the Group’s total consolidated net assets, as of December 31, 2021.

26. Parent company only condensed financial information

The condensed financial information of the Company has been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04, using the same accounting policies as set out in the Group’s consolidated financial statements, except that the Company uses the equity method to account for investments in its subsidiaries, VIEs and VIEs’ subsidiaries.

The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Group.

The Company did not have significant capital and other commitments or guarantees as of December 31, 2020 and 2021, except for those which have been separately disclosed in the consolidated financial statements.

Condensed Balance Sheets (In thousands, except for share and per share data)

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
			Note 2(d)
ASSETS
Current assets:
Cash and cash equivalents	5,615	1,952	306
Restricted cash	1,488	—	—
Amount due from related party	13,050	10,779	1,691
Prepayments and other current assets	2,102	1,152	181
Total current assets	22,255	13,883	2,178
Non-current assets:
Intangible assets, net	1,368	1,063	167
Restricted cash	22,327	23,293	3,655
Amount due from subsidiaries and VIEs	1,287,414	1,245,224	195,403
Other non-current assets	26,994	13,625	2,138
Total non-current assets	1,338,103	1,283,205	201,363
Total assets	1,360,358	1,297,088	203,541

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	877	717	113
Deficit in subsidiaries and VIEs	577,872	723,803	113,581
Accrued expenses and other current liabilities	14,832	1,895	297
Total current liabilities	593,581	726,415	113,991
Non-current liabilities:
Amount due to subsidiaries and VIEs	59,237	56,903	8,929
Other non-current liabilities	7,190	12,265	1,925
Total non-current liabilities	66,427	69,168	10,854
Total liabilities	660,008	795,583	124,845
Ordinary shares: US$0.0001 par value, 430,463,797 shares (including 333,992,002 Class A ordinary shares, and 96,471,795 Class B ordinary shares) issued and 423,627,480 shares (including 327,155,685 Class A ordinary shares, and 96,471,795 Class B ordinary shares) outstanding as of December 31, 2020, and 430,463,797 shares (including 333,992,002 Class A ordinary shares, and 96,471,795 Class B ordinary shares) issued and 423,677,480 shares (including 327,205,685 Class A ordinary shares, and 96,471,795 Class B ordinary shares) outstanding as of December 31, 2021, respectively.	286	286	45
Treasury stock, at cost (6,836,317 and 6,786,317 shares held as of December 31, 2020 and 2021, respectively)	(88,855)	(88,130)	(13,830)
Additional paid-in capital	1,885,951	1,902,587	298,557
Accumulated losses	(1,099,934)	(1,299,846)	(203,974)
Statutory reserves	1,900	2,027	318
Accumulated other comprehensive income/(loss)	1,002	(15,419)	(2,420)
Total shareholders’ equity	700,350	501,505	78,696
Total liabilities and shareholders’ equity	1,360,358	1,297,088	203,541

Condensed Statements of Comprehensive loss (In thousands)

	For the Year Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				Note 2(d)
Operating expenses:	(17,705)	(37,874)	(22,424)	(3,519)
General and administrative	(17,705)	(37,874)	(22,424)	(3,519)
Loss from operations	(17,705)	(37,874)	(22,424)	(3,519)
Loss from subsidiaries and VIEs	(440,647)	(272,791)	(178,242)	(27,970)
Others, net	6,592	6,518	881	138
Loss before income tax	(451,760)	(304,147)	(199,785)	(31,351)
Net loss	(451,760)	(304,147)	(199,785)	(31,351)

Condensed Statements of Cash Flows (In thousands)

	For the Year Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				Note 2(d)
Net cash used in operating activities	(9,120)	(71,787)	(28,745)	(4,511)
Purchases of intangible assets, property and equipment	—	(1,260)	—	—
Investments and loans extended to subsidiaries and VIEs	(268,198)	(65,907)	—	—
Repayment of loans by subsidiaries	—	—	25,094	3,938
Net cash provided by/(used in) investing activities	(268,198)	(67,167)	25,094	3,938
Proceeds from employees exercising stock options	10,017	120	4	1
Share repurchase	(134,616)	—	—	—
Purchase of noncontrolling interests	(3,435)	—	—	—
Net cash provided by/(used in) financing activities	(128,034)	120	4	1