Form 20-F
period 2022-12-31
Jianpu Technology Inc.
filed 2023-04-26
CIK 1713923

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022.

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                       to

Commission file number: 001-38278

Jianpu Technology Inc.
(Exact Name of Registrant as Specified in Its Charter)

Not Applicable
(Translation of Registrant’s Name Into English)

Cayman Islands
(Jurisdiction of Incorporation or Organization)
5F Times Cyber Building, 19 South Haidian Road Haidian District, Beijing People’s Republic of China

(Address of principal executive offices)

Yilü (Oscar) Chen, Chief Financial Officer

5F Times Cyber Building, 19 South Haidian Road

Haidian District, Beijing

People’s Republic of China

Telephone: +86-10-8262-5755

Email: ir@rong360.com

(Name, Telephone, E-mail and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American depositary shares, each representing 20 Class A ordinary shares Class A ordinary shares, par value US$0.0001 per share*	JT	The New York Stock Exchange

*              Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2022, there were 424,447,980 ordinary shares outstanding, par value US$0.0001 per share, being the sum of 327,976,185 Class A ordinary shares and 96,471,795 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes☐   No☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes☐   No☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes☒   No☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes☒   No☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. § 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes☐   No⌧

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes☐   No☐

i

EXPLANATORY NOTE

Our annual consolidated financial statements for the years ended December 31, 2020, 2021 and 2022 have been audited by PricewaterhouseCoopers Zhong Tian LLP in accordance with the standards of the Public Company Accounting Oversight Board (United States). As previously disclosed in the Explanatory Note to our annual reports on Form 20-F for the years ended December 31, 2019, 2020 and 2021 filed on April 30, 2021, October 29, 2021 and April 29, 2022, respectively, our consolidated financial statements for the year ended December 31, 2018 have been restated. Our previously issued consolidated financial statements (and the related audit opinion) included in our annual report on Form 20-F for the year ended December 31, 2018 should not be relied upon. The restatement of our consolidated financial statements (the “Restatement”) as of and for the year ended December 31, 2018 has resulted in certain changes to our consolidated financial statements previously issued.

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

ii

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	“ADSs” refers to our American depositary shares, each of which represents 20 Class A ordinary shares. Except as otherwise indicated, all ADS and per ADS data in this annual report give retroactive effect to the change in the ratio of ADSs to Class A ordinary shares (the “ADS Ratio”) from two ADSs to five Class A ordinary shares to one ADS to 20 Class A ordinary shares, which became effective on October 30, 2020;
●	“China” or “PRC” refers to the People’s Republic of China;
●	“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.0001 per share;
●	“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.0001 per share;
●	“Restructuring” refers to a corporate restructuring we completed in 2018 in order to strengthen our positioning as an independent open platform (for more information, see “Item 4. Information on the Company—A. History and Development of the Company”). As part of the Restructuring, all business operations previously operated by RONG360 prior to the Restructuring except for the digital lending business was transferred from RONG360 to us;
●	“RONG360” means RONG360 Inc., a Cayman Islands exempted company, its subsidiaries and its consolidated variable interest entity, but, prior to the Restructuring, exclude Jianpu Technology Inc., its subsidiaries and its consolidated variable interest entities;
●	“shares” or “ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	“VIE” refers to variable interest entity, and “the VIEs” refer to Beijing Rongdiandian Information Technology Co., Ltd. (“RDD”), Beijing Kartner Information Technology Co., Ltd. (“KTN”), Beijing Guangkezhixun Information Technology Co., Ltd. (“GKZX”) and Beijing Tianyi Chuangshi Technology Co., Ltd. (“TCT”); and
●	“we,” “us,” “our company” and “our” refer to Jianpu Technology Inc., a Cayman Islands exempted company with limited liabilities and its subsidiaries. We conduct operations in China through (i) our subsidiaries in mainland China and (ii) the VIEs with which we have maintained contractual arrangements and their subsidiaries in China. The description in this annual report on Form 20-F of our operations in China prior to the Restructuring excludes the digital lending business that was previously operated by and continued to be carried out by RONG360 after the Restructuring.

For financial service providers, we generally consider each separate legal entity as one provider. For example, nationwide banks operate with multiple legal entities at provincial and local levels, and each entity has autonomy over product features and credit policies. Accordingly, we treat each legal entity as one financial service provider.

Our reporting currency is the Renminbi because our business is mainly conducted in China and substantially all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8972 to US$1.00, the exchange rate in effect on December 30, 2022 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

The mainland China government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIEs

Jianpu Technology Inc. is not an operating company in China but a Cayman Islands holding company with no equity ownership in the VIEs. We conduct our operations in China through (i) our subsidiaries in mainland China and (ii) the VIEs with which we have maintained contractual arrangements and their subsidiaries in China. The laws and regulations of mainland China impose restrictions on foreign direct investment in companies involved in the value-added telecommunication services. Therefore, we operate such business or may operate certain other businesses which are also subject to foreign investment restrictions in mainland China through Beijing Rongdiandian Information Technology Co., Ltd. (“RDD”), Beijing Kartner Information Technology Co., Ltd. (“KTN”), Beijing Guangkezhixun Information Technology Co., Ltd. (“GKZX”) and Beijing Tianyi Chuangshi Technology Co., Ltd. (“TCT”), which we refer to collectively as “the VIEs” in this annual report, and rely on contractual arrangements among our subsidiaries in mainland China, the VIEs and their respective nominee shareholders to control the business operations of the VIEs. Such structure is used to provide investors with exposure to foreign investment in China-based companies where mainland China laws and regulations prohibit or restrict direct foreign investment in operating companies. Revenues, excluding intercompany revenues, contributed by the VIEs accounted for 9.4%, 18.1% and 18.5% of our total revenues for the year ended December 31, 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refer to Jianpu Technology Inc., a Cayman Islands exempted company with limited liabilities and its subsidiaries. The description in this annual report of our operations in China prior to the Restructuring excludes the digital lending business that was previously operated by and continued to be carried out by RONG360 after the Restructuring. Holders of our ADSs hold equity interest in Jianpu Technology Inc., our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIEs, and they may never directly hold equity interests in the VIEs in China.

We do not have any equity interests in the VIEs and the contractual agreements with the VIEs are not equivalent to equity ownership in their business. We have entered into a series of contractual arrangements, including exclusive purchase option agreements, exclusive business cooperation agreements, equity pledge agreements and powers of attorneys, with the VIEs and their shareholders. In particular, through the exclusive purchase option agreements, the shareholders of the VIEs irrevocably grant our subsidiaries in mainland China exclusive options to purchase all or part of the shareholders’ equity interests in the VIEs and all or part of the assets of the VIEs to the extent permitted under mainland China law. Through the equity pledge agreements, the shareholders of the VIEs pledge all of their equity interests in the VIEs to guarantee their and the VIEs’ performance of their obligations under the contractual arrangements. Pursuant to the powers of attorneys, the shareholders of the VIEs appoint our subsidiaries in mainland China as their attorneys-in-fact to exercise all shareholder rights in the VIEs. Through the exclusive business cooperation agreements, our subsidiaries in mainland China have the exclusive right to provide the VIEs with technical, consulting and other services needed for the business of the VIEs and are entitled to receive a service fee from the VIEs in return. Despite the lack of equity ownership, as a result of these contractual arrangements, we are regarded as the primary beneficiary of the VIEs for accounting purposes, which is not akin to a parent-subsidiary relationship, and we consolidate the VIEs in accordance with U.S. GAAP as required by Accounting Standards Codification (“ASC”) Topic 810, Consolidation. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition” and “Item 4 Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs, and we may incur substantial costs to enforce the terms of the arrangements. In addition, these agreements have not been tested in Chinese courts. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure-We rely on contractual arrangements with the VIEs and their shareholders to exercise control over a significant part of our business, which may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure-The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

There are also substantial uncertainties regarding the interpretation and application of current and future mainland China laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their shareholders. It is uncertain whether any new mainland China laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIEs are found to be in violation of any existing or future mainland China laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant mainland China regulatory authorities would have certain discretion to take action in dealing with such violations or failures. Our holding company, our subsidiaries in mainland China, the VIEs, and investors of our company face uncertainty about potential future actions by the mainland China government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. The mainland China regulatory authorities could disallow the VIE structure, which would likely result in a material change in our operations and cause the value of our securities to significantly decline or become worthless. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We face various legal and operational risks and uncertainties related to doing business in China that could result in a material change in our operations and/or the value of our ADSs. Substantially all of our current business operations are conducted in China through our subsidiaries in mainland China and the VIEs and their subsidiaries, and we are subject to complex and evolving mainland China laws and regulations. The mainland China government has recently issued statements and conducted regulatory actions relating to areas such as the use of variable interest entities in certain industries, approvals, filings or other administrative requirements on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. The mainland China government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit our and the VIEs’ ability to conduct business and/or significantly limit or completely hinder our ability to offer or continue to offer securities to investors, accept foreign investments or list on a United States or other foreign exchange. Implementation of industry-wide regulations in this nature may cause the value of our securities to significantly decline or be worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The mainland China government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

For example, the Data Security Law and the Personal Information Protection Law in 2021 posed additional challenges to our cybersecurity and data privacy compliance. The Cybersecurity Review Measures issued by the Cyberspace Administration of China, or the CAC and several other mainland China governmental authorities in December 2021, as well as the Regulations on the Administration of Cyber Data Security (Draft for Comments), or the Draft Regulations, published by the CAC for public comments in November 2021, imposed potential additional restrictions on China-based overseas-listed companies like us. If future implementing rules of the Cybersecurity Review Measures and the enacted version of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, and materially and adversely affect our business and results of operations and the price of our ADSs. For additional details, see “Item 3. Key Information—Risk Factors—Risks Related to Our Business—Our business generates and processes a certain amount of data, and we are required to comply with mainland China laws and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.”

In addition, on February 17, 2023, the China Securities Regulatory Commission, or the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and relevant five guidelines, which took effect on March 31, 2023, requiring Chinese domestic companies’ overseas offerings and listings of equity securities to be filed with the CSRC. The Overseas Listing Trial Measures clarifies the scope of overseas offerings and listings by Chinese domestic companies which are subject to the filing and reporting requirements thereunder, and provides, among others, that Chinese domestic companies that have already directly or indirectly offered and listed securities in overseas markets prior to the effectiveness of the Overseas Listing Trial Measures shall fulfill their filing obligations and report relevant information to the CSRC within three working days after conducting a follow-on offering of equity securities, a secondary listing, a going-private transaction or other equivalent offering activities, and follow the relevant reporting requirements within three working days upon the occurrence and public disclosure of any specified circumstances provided thereunder. Any future offerings or equivalent activities we conduct may be subject to such reporting requirements. We cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise tighten the regulations on mainland China companies seeking overseas offering or listing. As the Overseas Listing Trial Measures is newly issued, there are uncertainties as to its interpretation, implementation and enforcement. If we fail to complete the filing or other required procedures for any future offshore offering or listing or equivalent activities, the operations of the VIEs and our subsidiaries in mainland China may face penalties by the CSRC or other mainland China regulatory authorities, which may include a warning and a fine between RMB1 million to RMB10 million, which could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing with the CSRC or other requirements from the CSRC or other mainland China government authorities may be required in connection with our offshore offerings under mainland China law, and, if required, we cannot predict whether or for how long we will be able to complete such filing or other required procedures.”

Furthermore, the mainland China regulators have promulgated new anti-monopoly and competition laws and regulations and strengthened the enforcement under these laws and regulations. There remain uncertainties as to how the laws, regulations and guidelines recently promulgated will be implemented and whether these laws, regulations and guidelines will have a material impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance is raised by relevant authorities and determined against us, we may be subject to fines and other penalties.

Risks and uncertainties arising from the legal system in mainland China, including the above-mentioned risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in mainland China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties.”

These risks, if materialized, could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or be worthless. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

The following diagram illustrates the principal entities in our corporate structure as of the date of this annual report:

Note:

(1)	The VIEs include RDD, KTN, GKZX and TCT. Shareholders of RDD and their respective shareholdings in RDD and relationship with our company are (i) Jiayan Lu (40%), our director and co-founder; (ii) Huijing Ye (40%), family member of one of our co-founders; and (iii) Caofeng Liu (20%), our chief technology officer and co-founder. Shareholders of KTN and their respective shareholdings in KTN and relationship with our company are (i) Hui Li (60%), our employee; and (ii) Yang Liu (40%), our employee. Shareholders of GKZX and their respective shareholdings in GKZX and relationship with our company are (i) Xiang Zhu (5%), our employee; and (ii) Deyou Zhou (95%), our employee. The shareholding structure of GKZX was updated in both 2021 and 2022 and concurrent with each completion of equity transfer in GKZX, the previous contractual arrangements we entered into with GKZX’s then previous shareholders that provided us effective control over GKZX were terminated and a new set of contractual arrangements with the same terms were entered into with GKZX’s then current shareholders. Shareholders of TCT and their respective shareholdings in TCT and relationship with our company are (i) Xiaoqing Hu (51%), our employee; and (ii) Yuexuan Gao (49%), our employee. The VIEs’ major subsidiary includes RDD’s subsidiary, Shanghai Anguo Insurance Brokerage Co., Ltd.

Permissions Required from the Mainland China Authorities for Our Operations and the Operations of the VIEs and Securities Issuances to Foreign Investors

Due to the restriction of foreign investment in providing value-added telecommunication services in mainland China under mainland China laws and regulations, including internet information provision services, we rely on the contractual arrangements with RDD, one of the VIEs, to provide such services. RDD has obtained a value-added telecommunication services license for internet information services, known as an ICP license, issued by the Beijing Telecommunication Administration in July 2017. Any challenge to the validity of these arrangements may significantly disrupt our business, subject us to sanctions including revoking the business licenses and/or ICP license or other operating licenses of such entities, compromise enforceability of our contractual arrangements, or have other harmful effects on us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the mainland China government deems that our contractual arrangements with the VIEs do not comply with mainland China regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

In addition, we operate insurance brokerage business through Shanghai Anguo Insurance Brokerage Co., Ltd., which holds an insurance brokerage business license. The insurance brokerage business is a highly regulated industry in mainland China, and the China Banking and Insurance Regulatory Commission, or the CBIRC, which will be merged into the National Financial Regulatory Administration, has extensive authority to supervise and regulate the insurance industry in mainland China and has been enhancing its supervision over this industry in recent years, and new laws, regulations and regulatory requirements have been promulgated and implemented from time to time. If any non-compliance incidents in our insurance brokerage business operation are identified, we may be required to take certain rectification measures in accordance with applicable laws and regulations, or we may be subject to other administrative penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in mainland China’s regulation of internet-related businesses and companies and other businesses we are or will be engaged in.”

Furthermore, for issuances of securities to foreign investors, under current mainland China laws, regulations and regulatory rules, as of the date of this annual report, we (i) have not received any requirement from competent mainland China governmental authorities to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) have not received any requirement from competent mainland China governmental authorities to go through cybersecurity review by the CAC, and (iii) have not received or were denied such requisite permissions by any mainland China authority. Meanwhile, the mainland China government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers.

There are uncertainties with respect to how the mainland China government will regulate foreign investment in providing value-added telecommunication services in mainland China, insurance brokerage business operation, and overseas securities offerings and overseas listings in general, as well as the interpretation and implementation of any related regulations. If we, our subsidiaries in mainland China or the VIEs (i) do not receive or maintain required permissions or approvals or do not complete required filings, (ii) inadvertently conclude that such permissions, approvals or filings are not required, or (iii) are required to obtain or fulfill such permissions, approvals or filings in the future when applicable laws, regulations, or interpretations change but we fail to obtain or fulfill such necessary approvals, permits or filings in a timely manner, or at all, we may be subject to penalties, including fines, suspension of business and revocation of required licenses, our ability to continue to offer securities to investors may also be significantly limited or completely hindered, and the value of our securities may significantly decline or become worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing with the CSRC or other requirements from the CSRC or other mainland China government authorities may be required in connection with our offshore offerings under mainland China law, and, if required, we cannot predict whether or for how long we will be able to complete such filing or other required procedures.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash Flows through Our Organization

Jianpu Technology Inc. is a holding company with no material operations of its own. We conduct our operations in China primarily through our subsidiaries in mainland China and the VIEs. As a result, although other means are available for us to obtain financing at the holding company level, Jianpu Technology Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur depend upon dividends paid by our subsidiaries in mainland China and service fees paid by the VIEs. If our existing subsidiaries in mainland China or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to Jianpu Technology Inc. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to Jianpu Technology Inc. only out of their retained earnings, if any, as determined in accordance with mainland China accounting standards and regulations. Further, our subsidiaries in mainland China and the VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Under mainland China laws and regulations, our subsidiaries in mainland China and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or the SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our subsidiaries in mainland China and the net assets of the VIEs in which we have no legal ownership, totaling RMB83.8 million, RMB133.3 million and RMB142.3 million (US$20.6 million) as of December 31, 2020, 2021 and 2022, respectively. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries in mainland China to make payments to us could have a material and adverse effect on our ability to conduct our business.”

Under mainland China law, Jianpu Technology Inc. may provide funding to our subsidiaries in mainland China only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries in mainland China to make payments to us could have a material and adverse effect on our ability to conduct our business.”

In the years ended December 31, 2020, 2021 and 2022, Jianpu Technology Inc. extended loans with outstanding principal amount of RMB65.9 million, nil and RMB40.4 million (US$5.9 million), respectively, to our intermediate holding companies and subsidiaries, and received repayments of nil, RMB25.1 million and RMB51.9 million (US$7.5 million), respectively. In the years ended December 31, 2020, 2021 and 2022, the VIEs received RMB9.6 million, RMB1.0 million and nil, respectively, as capital investment (in the form of loans extended to nominee shareholders from our subsidiaries in mainland China) or as loans from our subsidiaries in mainland China. The VIEs may transfer cash to our subsidiaries in mainland China by paying service fees according to the contractual arrangements. For the years ended December 31, 2020, 2021 and 2022, no service fees were paid by the VIEs to our subsidiaries in mainland China.

Jianpu Technology Inc. has not declared or paid any cash dividends, nor has any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information-Dividend Policy.” For the Cayman Islands, mainland China and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

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

Notes:

(1)

For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in mainland China.

(2)

Under the terms of the contractual arrangements with the VIEs, our subsidiaries in mainland China may charge the VIEs for services provided to the VIEs. These service fees shall be recognized as expenses of the VIEs, with a corresponding amount as service income by our subsidiaries in mainland China and eliminate in consolidation. For income tax purposes, our subsidiaries and the VIEs in mainland China file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIEs and as income by our subsidiaries in mainland China and are tax neutral.

(3)

Certain of our subsidiaries qualify for a 15% preferential income tax rate in mainland China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)

The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of mainland China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with mainland China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the VIEs will be distributed as fees to our subsidiaries in mainland China under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIEs exceed the service fees paid to our subsidiaries in mainland China (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), the VIEs could make a non-deductible transfer to our subsidiaries in mainland China for the amounts of the stranded cash in the VIEs. This would result in such transfer being non-deductible expenses for the VIEs but still taxable income for the subsidiaries in mainland China. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management believes that there is only a remote possibility that this scenario would happen.

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

	As of December 31, 2022
			Primary	VIEs and
		Other	Beneficiaries	their	Eliminating	Consolidated
	Parent	subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	in RMB thousands
Consolidating Schedule of Financial Position
ASSETS
Current assets:
Cash and cash equivalents	19,518	269,148	24,332	33,541	—	346,539
Restricted cash and time deposits	—	297,634	—	—	—	297,634
Accounts receivable, net	—	120,287	24,967	44,411	—	189,665
Amount due from related parties	13,818	(41,368)	—	27,703	—	153
Amount due from subsidiaries and VIEs(1)	—	34,685	99,638	6,895	(141,218)	—
Prepayments and other current assets	1,629	18,823	14,697	11,388	—	46,537
Total current assets	34,965	699,209	163,634	123,938	(141,218)	880,528

Non-current assets:
Property and equipment, net	—	227	2,323	10,028	—	12,578
Intangible assets, net	1,460	2,640	454	13,785	—	18,339
Restricted cash and time deposits	25,879	—	9,180	5,000	—	40,059
Amount due from subsidiaries and VIEs(1)	1,347,219	—	39,906	—	(1,387,125)	—
Other non-current assets	—	5,866	930	3,962	—	10,758
Total non-current assets	1,374,558	8,733	52,793	32,775	(1,387,125)	81,734
Total assets	1,409,523	707,942	216,427	156,713	(1,528,343)	962,262

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	—	85,556	167,925	—	—	253,481
Accounts payable	606	22,466	54,221	19,436	—	96,729
Advances from customers	—	2,505	42,850	1,565	—	46,920
Tax payable	—	475	717	8,470	—	9,662
Amount due to related parties	—	—	12,828	706	—	13,534
Amount due to subsidiaries(1)	—	6,895	3,527	130,796	(141,218)	—
Deficit/(investment) in subsidiaries(2)	924,085	131,707	(6,413)	—	(1,049,379)	—
Deficit in VIEs(3)	—	—	14,613	—	(14,613)	—
Accrued expenses and other current liabilities	2,742	28,532	51,453	6,144	—	88,871
Total current liabilities	927,433	278,136	341,721	167,117	(1,205,210)	509,197

Non-current liabilities:
Deferred tax liabilities	—	215	—	3,429	—	3,644
Amount due to subsidiaries(1)	39,906	1,347,219	—	—	(1,387,125)	—
Other non-current liabilities	12,316	—	—	780	—	13,096
Total non-current liabilities	52,222	1,347,434	—	4,209	(1,387,125)	16,740
Total liabilities	979,655	1,625,570	341,721	171,326	(2,592,335)	525,937
Total Jianpu’s shareholders’ equity/(deficit)	429,868	(924,085)	(125,294)	(14,613)	1,063,992	429,868
Non-controlling interests	—	6,457	—	—	—	6,457
Total shareholders’ equity/(deficit)	429,868	(917,628)	(125,294)	(14,613)	1,063,992	436,325
Total liabilities and shareholders’ equity/(deficit)	1,409,523	707,942	216,427	156,713	(1,528,343)	962,262

	As of December 31, 2021
			Primary	VIEs and
		Other	Beneficiaries	their	Eliminating	Consolidated
	Parent	subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	in RMB thousands
Consolidating Schedule of Financial Position
ASSETS
Current assets:
Cash and cash equivalents	1,952	380,887	45,655	16,439	—	444,933
Time deposits	—	—	10,000	—	—	10,000
Restricted cash and time deposits	—	234,601	—	—	—	234,601
Short-term investment	—	—	35,950	—	—	35,950
Accounts receivable, net	—	106,815	26,344	42,006	—	175,165
Amount due from related parties	10,779	(40,139)	—	29,500	—	140
Amount due from subsidiaries and VIEs(1)	—	20,896	47,562	—	(68,458)	—
Prepayments and other current assets	1,152	16,268	28,898	7,148	—	53,466
Total current assets	13,883	719,328	194,409	95,093	(68,458)	954,255
Non-current assets:
Property and equipment, net	—	295	2,179	10,143	—	12,617
Intangible assets, net	1,063	5,419	256	14,937	—	21,675
Goodwill	—	10,236	—	—	—	10,236
Restricted cash and time deposits	23,293	—	8,973	5,000	—	37,266
Amount due from subsidiaries and VIEs(1)	1,245,224	—	56,903	—	(1,302,127)	—
Other non-current assets	13,625	10,112	10,103	33	—	33,873
Total non-current assets	1,283,205	26,062	78,414	30,113	(1,302,127)	115,667
Total assets	1,297,088	745,390	272,823	125,206	(1,370,585)	1,069,922

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	—	—	181,853	—	—	181,853
Accounts payable	717	22,558	50,649	29,858	—	103,782
Advances from customers	—	2,491	43,060	1,670	—	47,221
Tax payable	—	62	1,002	13,606	—	14,670
Amount due to related parties	—	—	26,923	2,347	—	29,270
Amount due to subsidiaries and VIEs(1)	—	50,230	4,576	13,652	(68,458)	—
Deficit/(investment) in subsidiaries(2)	723,803	99,666	(16,503)	—	(806,966)	—
Deficit in VIEs(3)	—	—	5,106	—	(5,106)	—
Accrued expenses and other current liabilities	1,895	27,179	57,983	65,464	—	152,521
Total current liabilities	726,415	202,186	354,649	126,597	(880,530)	529,317
Non-current liabilities:
Deferred tax liabilities	—	834	—	3,715	—	4,549
Amount due to subsidiaries and VIEs(1)	56,903	1,245,224	—	—	(1,302,127)	—
Other non-current liabilities	12,265	2	1,337	—	—	13,604
Total non-current liabilities	69,168	1,246,060	1,337	3,715	(1,302,127)	18,153
Total liabilities	795,583	1,448,246	355,986	130,312	(2,182,657)	547,470
Mezzanine equity:
Redeemable non-controlling interest	—	1,689	—	—	—	1,689
Total Jianpu’s shareholders’ equity/(deficit)	501,505	(723,803)	(83,163)	(5,106)	812,072	501,505
Non-controlling interests	—	19,258	—	—	—	19,258
Total shareholders’ equity/(deficit)	501,505	(704,545)	(83,163)	(5,106)	812,072	520,763
Total liabilities, mezzanine equity and shareholders’ equity/(deficit)	1,297,088	745,390	272,823	125,206	(1,370,585)	1,069,922

The following tables present the condensed consolidating schedules of results of operations and cash flows for Jianpu Technology Inc., the Primary Beneficiaries of VIEs, the Other Subsidiaries, and the VIEs and their subsidiaries that we consolidate as of the dates presented.

	For the Year Ended December 31, 2022
			Primary	VIEs and
		Other	Beneficiaries	their	Eliminating	Consolidated
	Parent	subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	in RMB thousands
Condensed Consolidating Schedule of Results of Operations
Third-party revenues	—	493,639	313,454	182,582	—	989,675
Inter-company revenues (4)	—	11,319	180,074	262,936	(454,329)	—
Third-party costs and expenses	(13,079)	(262,163)	(417,674)	(448,782)	—	(1,141,698)
Inter-company costs and expenses(5)	—	(266,602)	(159,449)	(28,278)	454,329	—
Loss from subsidiaries(6)	(120,953)	(111,373)	(10,090)	—	242,416	—
Loss from VIEs(7)	—	—	(26,084)	—	26,084	—
Others	9,725	3,651	(1,694)	5,172	—	16,854
Loss before income tax	(124,307)	(131,529)	(121,463)	(26,370)	268,500	(135,169)
Income tax benefits	—	632	—	286	—	918
Net loss	(124,307)	(130,897)	(121,463)	(26,084)	268,500	(134,251)
Less: net loss attributable to non-controlling interests	—	(9,944)	—	—	—	(9,944)
Total comprehensive loss attributable to Jianpu Technology Inc.	(124,307)	(120,953)	(121,463)	(26,084)	268,500	(124,307)
Accretion of mezzanine equity	—	(7,353)	—	—	—	(7,353)
Net loss attributable to Jianpu’s shareholders	(124,307)	(128,306)	(121,463)	(26,084)	268,500	(131,660)

	For the Year Ended December 31, 2021
			Primary	VIEs and
		Other	Beneficiaries	their	Eliminating	Consolidated
	Parent	subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	in RMB thousands
Condensed Consolidating Schedule of Results of Operations
Third-party revenues	—	406,082	253,427	145,538	—	805,047
Inter-company revenues (4)	—	15,560	285,740	266,617	(567,917)	—
Third-party costs and expenses	(22,424)	(196,934)	(401,197)	(442,995)	—	(1,063,550)
Inter-company costs and expenses(5)	—	(268,058)	(266,617)	(33,242)	567,917	—
Loss from subsidiaries(6)	(178,242)	(193,920)	(3,813)	—	375,975	—
Loss from VIEs(7)	—	—	(62,494)	—	62,494	—
Others	881	54,422	(2,779)	1,303	—	53,827
Loss before income tax	(199,785)	(182,848)	(197,733)	(62,779)	438,469	(204,676)
Income tax benefits	—	297	—	285	—	582
Net loss	(199,785)	(182,551)	(197,733)	(62,494)	438,469	(204,094)
Less: net loss attributable to non-controlling interests	—	(4,309)	—	—	—	(4,309)
Net loss attributable to Jianpu’s shareholders	(199,785)	(178,242)	(197,733)	(62,494)	438,469	(199,785)

	For the Year Ended December 31, 2020
			Primary	VIEs and
		Other	Beneficiaries	their	Eliminating	Consolidated
	Parent	subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	in RMB thousands
Condensed Consolidating Schedule of Results of Operations
Third-party revenues	—	282,379	248,601	54,782	—	585,762
Inter-company revenues (4)	—	5,948	205,148	230,809	(441,905)	—
Third-party costs and expenses	(37,874)	(153,595)	(389,787)	(326,883)	—	(908,139)
Inter-company costs and expenses(5)	—	(189,431)	(218,974)	(33,500)	441,905	—
Loss from subsidiaries(6)	(272,791)	(230,778)	(3,504)	—	507,073	—
Loss from VIEs(7)	—	—	(72,261)	—	72,261	—
Others	6,518	4,288	(3,505)	1,647	—	8,948
Loss before income tax	(304,147)	(281,189)	(234,282)	(73,145)	579,334	(313,429)
Income tax benefits	—	399	—	884	—	1,283
Net loss	(304,147)	(280,790)	(234,282)	(72,261)	579,334	(312,146)
Less: net loss attributable to non-controlling interests	—	(7,999)	—	—	—	(7,999)
Net loss attributable to Jianpu’s shareholders	(304,147)	(272,791)	(234,282)	(72,261)	579,334	(304,147)

	For the Year Ended December 31, 2022
			Primary	VIEs and
		Other	Beneficiaries	their	Eliminating	Consolidated
	Parent	subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	in RMB thousands
Condensed Consolidating Schedules of Cash Flows
Net cash provided by/(used in) operating activities carried outside the Group	(14,635)	240,009	45,420	(425,389)	—	(154,595)
Net cash provided by/(used in) operating activities carried within the Group(8)	—	(314,725)	(128,240)	442,965	—	—
Net cash provided by/(used in) operating activities	(14,635)	(74,716)	(82,820)	17,576	—	(154,595)
Proceeds from maturity of short-term investments	—	32,101	—	—	—	32,101
Purchases of short-term investments	—	(30,000)	—	—	—	(30,000)
Purchases of intangible assets, property and equipment	—	(212)	(1,594)	—	—	(1,806)
Proceeds from sale of property and equipment	—	53	138	—	—	191
Purchase of restricted time deposits	—	(45,486)	—	—	—	(45,486)
Loans repaid from other subsidiaries(9)	51,919	—	—	—	(51,919)	—
Investments and loans extended to subsidiaries and VIEs(10)	(40,362)	(59,808)	—	—	100,170	—
Cash netflow from deconsolidations of subsidiaries, net of cash disposed	19,005	(30,453)	16,996	(474)	—	5,074
Net cash provided by/(used in) investing activities	30,562	(133,805)	15,540	(474)	48,251	(39,926)
Receipt of loans extended by owner(11)	—	40,362	—	—	(40,362)	—
Repayment of loans extended to owner (9)	—	(51,919)	—	—	51,919	—
Receipt as investment or capital increase(12)	—	—	59,808	—	(59,808)	—
Proceeds from employees exercising stock options	143	—	—	—	—	143
Proceeds from short-term borrowings	—	85,556	167,925	—	—	253,481
Repayment of short-term borrowings	—	—	(181,853)	—	—	(181,853)
Purchase of additional shares held by noncontrolling interests shareholder	—	(8,702)	—	—	—	(8,702)
Net cash provided by financing activities	143	65,297	45,880	—	(48,251)	63,069

	For the Year Ended December 31, 2021
			Primary	VIEs and
		Other	Beneficiaries	their	Eliminating	Consolidated
	Parent	subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	in RMB thousands
Condensed Consolidating Schedules of Cash Flows
Net cash provided by/(used in) operating activities carried outside the Group	(28,745)	233,884	(43,497)	(456,230)	—	(294,588)
Net cash provided by/(used in) operating activities carried within the Group(8)	—	(287,666)	(142,663)	430,329	—	—
Net cash used in operating activities	(28,745)	(53,782)	(186,160)	(25,901)	—	(294,588)
Proceeds from maturity of short-term investments and restricted investment	—	—	153,650	9,620	—	163,270
Purchases of short-term investments and restricted investment	—	—	(169,600)	(20)	—	(169,620)
Purchases of intangible assets, property and equipment	—	(212)	(2,818)	(112)	—	(3,142)
Proceeds from sale of property and equipment	—	59	15	56	—	130
Cash paid for long-term investments	—	(3,000)	—	—	—	(3,000)
Cash received for long-term investments	—	59,559	—	1,000	—	60,559
Placement of time deposits	—	—	(10,000)	—	—	(10,000)
Transfer to restricted time deposits	—	(1,688)	—	—	—	(1,688)
Loans repaid from Other subsidiaries(9)	25,094	—	—	—	(25,094)	—
Investments and loans extended to subsidiaries and VIEs(10)	—	(65,172)	—	—	65,172	—
Net cash provided by/(used in) investing activities	25,094	(10,454)	(28,753)	10,544	40,078	36,509
Receipt of loans extended by owner(11)	—	—	—	1,000	(1,000)	—
Repayment of loans extended to owner (9)	—	(25,094)	—	—	25,094	—
Receipt as investment or capital increase(12)	—	—	64,172	—	(64,172)	—
Proceeds from employees exercising stock options	4	—	—	—	—	4
Proceeds from short-term borrowings	—	—	297,542	—	—	297,542
Repayment of short-term borrowings	—	—	(274,166)	—	—	(274,166)
Net cash provided by/(used in) financing activities	4	(25,094)	87,548	1,000	(40,078)	23,380

	For the Year Ended December 31, 2020
			Primary	VIEs and
		Other	Beneficiaries	their	Eliminating	Consolidated
	Parent	subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	in RMB thousands
Condensed Consolidating Schedules of Cash Flows
Net cash provided by/(used in) operating activities carried outside the Group	(71,787)	136,189	226,759	(398,659)	—	(107,498)
Net cash provided by/(used in) operating activities carried within the Group(8)	—	(107,296)	(301,584)	408,880	—	—
Net cash provided by/(used in) operating activities	(71,787)	28,893	(74,825)	10,221	—	(107,498)
Proceeds from maturity of short-term investments and restricted investment	—	20,000	15,000	13,600	—	48,600
Purchases of short-term investments and restricted investment	—	(20,000)	(20,000)	—	—	(40,000)
Purchases of intangible assets, property and equipment	(1,260)	(778)	(1,370)	(723)	—	(4,131)
Proceeds from sale of property and equipment	—	—	6,675	1,071	—	7,746
Cash paid for long-term investments	—	(861)	—	—	—	(861)
Cash paid for business combination, net of cash acquired	—	—	(2,760)	(10,484)	—	(13,244)
Transfer to restricted time deposits	—	(89,375)	—	—	—	(89,375)
Investments and loans extended to subsidiaries and VIEs(10)	(65,907)	—	(29,600)	—	95,507	—
Net cash provided by/(used in) investing activities	(67,167)	(91,014)	(32,055)	3,464	95,507	(91,265)
Receipt of loans extended by owner(11)	—	65,907	—	—	(65,907)	—
Receipt as investment or capital increase(12)	—	20,000	—	9,600	(29,600)	—
Proceeds from employees exercising stock options	120	—	—	—	—	120
Proceeds from short-term borrowings	—	—	208,477	—	—	208,477
Repayment of short-term borrowings	—	—	(110,000)	—	—	(110,000)
Net cash provided by financing activities	120	85,907	98,477	9,600	(95,507)	98,597

Notes:

(1)	It represents the elimination of intercompany balances among Jianpu Technology Inc., the Primary Beneficiaries of VIEs, the Other Subsidiaries, and the VIEs and their subsidiaries that we consolidate.
(2)	It represents the elimination of the deficit or investment among Jianpu Technology Inc., the Primary Beneficiaries of VIEs, the Other Subsidiaries that we consolidate.
(3)	It represents the elimination of the deficit or investment in the VIEs and their subsidiaries by the Primary Beneficiaries of VIEs.
(4)

Intercompany revenues of 1) marketing services primarily for credit card recommendation business provided by the VIEs to the Primary Beneficiaries of VIEs, and 2) technical support and personnel outsourcing among VIEs and their subsidiaries, the Primary Beneficiaries of VIEs and other subsidiaries due to infrastructure sharing were eliminated at the consolidated level.

(5)	Inter-company costs and expenses corresponding to intercompany revenues were eliminated at the consolidated level.
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

(9)	Loans repaid from our other subsidiaries to Jianpu Technology Inc.
(10)	Cash paid by Jianpu Technology Inc. to the Primary Beneficiaries of VIEs and our other subsidiaries as investment or capital increase.
(11)	Loans extended from Jianpu Technology Inc. to VIEs and our subsidiaries.
(12)	Investments or capital received from Jianpu Technology Inc. to the Primary Beneficiaries of VIEs, VIEs and our other subsidiaries.

A.	[Reserved]

Our Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive loss for the years ended December 31, 2020, 2021 and 2022 and selected consolidated balance sheets, as of December 31, 2021 and 2022 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected data from consolidated statements of comprehensive loss for the years ended December 31, 2018 and 2019, and the consolidated balance sheets data as of December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements, which are not included in this annual report. You should read this selected consolidated financial data in conjunction with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods.

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Loss:
Revenues:
Recommendation services:
Loan(1)	1,015,407	666,307	109,814	167,483	258,069	37,416
Credit cards	689,822	585,993	294,567	407,759	473,673	68,676
Total recommendation services	1,705,229	1,252,300	404,381	575,242	731,742	106,092
Big data and system-based risk management services(2)	106,597	134,927	144,227	130,408	96,917	14,052
Marketing and other services(3)	110,050	48,500	37,154	99,397	161,016	23,345
Total revenues	1,921,876	1,435,727	585,762	805,047	989,675	143,489
Costs and expenses
Cost of promotion and acquisition(4)	(1,403,307)	(1,025,975)	(379,380)	(562,081)	(693,272)	(100,515)
Cost of operation(4)	(87,618)	(99,784)	(91,910)	(88,049)	(83,995)	(12,178)
Total cost of services	(1,490,925)	(1,125,759)	(471,290)	(650,130)	(777,267)	(112,693)
Sales and marketing expenses (4)(5)	(189,966)	(207,555)	(128,600)	(143,460)	(134,308)	(19,473)
Research and development expenses	(241,270)	(272,343)	(154,775)	(132,427)	(113,965)	(16,523)
General and administrative expenses	(178,371)	(100,896)	(136,581)	(137,533)	(102,831)	(14,909)
Impairment of goodwill and intangible assets acquired from business acquisition	—	(254,683)	(16,893)	—	(13,327)	(1,932)
Penalties	—	(30,000)	—	—	—	—
Loss from operations	(178,656)	(555,509)	(322,377)	(258,503)	(152,023)	(22,041)
Net interest income/(expenses)	5,037	5,100	(2,290)	(4,193)	(3,724)	(540)
Others, net	9,360	11,785	11,238	58,020	20,578	2,984
Loss before income tax	(164,259)	(538,624)	(313,429)	(204,676)	(135,169)	(19,597)
Income tax benefits	4,473	8,005	1,283	582	918	133
Net loss	(159,786)	(530,619)	(312,146)	(204,094)	(134,251)	(19,464)
Less: net income/(loss) attributable to noncontrolling interests	4,829	(78,859)	(7,999)	(4,309)	(9,944)	(1,442)
Net loss attributable to Jianpu Technology Inc.	(164,615)	(451,760)	(304,147)	(199,785)	(124,307)	(18,022)
Accretion of mezzanine equity	—	—	—	—	(7,353)	(1,066)
Net loss attributable to Jianpu’s shareholders	(164,615)	(451,760)	(304,147)	(199,785)	(131,660)	(19,088)
Other comprehensive (loss)/income, net
Foreign currency translation adjustments	59,658	14,685	(52,185)	(16,453)	53,349	7,735
Total other comprehensive income/(loss)	59,658	14,685	(52,185)	(16,453)	53,349	7,735
Total comprehensive loss	(100,128)	(515,934)	(364,331)	(220,547)	(80,902)	(11,729)
Less: total comprehensive income/(loss) attributable to noncontrolling interests	5,568	(78,732)	(8,878)	(4,341)	(9,955)	(1,443)
Total comprehensive loss attributable to Jianpu Technology Inc.	(105,696)	(437,202)	(355,453)	(216,206)	(70,947)	(10,286)
Accretion of mezzanine equity	—	—	—	—	(7,353)	(1,066)
Total comprehensive loss attributable to Jianpu’s shareholders	(105,696)	(437,202)	(355,453)	(216,206)	(78,300)	(11,352)
Net loss per share attributable to Jianpu’s shareholders
Basic and diluted	(0.39)	(1.07)	(0.72)	(0.47)	(0.31)	(0.05)
Net loss per ADS(6) attributable to Jianpu’s shareholders
Basic and diluted	(7.89)	(21.48)	(14.38)	(9.43)	(6.21)	(0.90)
Weighted average number of shares(7)
Basic and diluted	417,315,644	420,575,827	423,096,353	423,661,496	424,031,623	424,031,623

Notes:

(1)	Including revenue from related party of RMB105.5 million, RMB32.0 million, RMB4.8 million, RMB0.5 million and RMB0.9 million (US$0.1 million) for the years ended December 31, 2018, 2019, 2020, 2021 and 2022, respectively.
(2)	Including revenue from related party of RMB13.4 million, RMB6.9 million, RMB3.6 million, RMB4.3 million and RMB4.8 million (US$0.7 million) for the years ended December 31, 2018, 2019, 2020, 2021 and 2022, respectively.
(3)	Starting from the year of 2022, we updated the description of our revenue stream advertising, marketing and other services as marketing and other services, to provide more relevant and clear information. We also updated the revenue description in comparative periods to conform to the current classification.
(4)	Beginning in 2021, in light of business development, we added a financial statement line item named cost of promotion and acquisition and reclassified the previous line item of cost of revenue and sales and marketing expenses. Cost of promotion and acquisition primarily consists of expenditures relating to user traffic acquisition and rewards to business partners for promotion on social network and social media platform, which are reclassified from sales and marketing expenses, and marketing costs related to marketing and other services including commissions paid to individual insurance brokers, which are reclassified from cost of revenue. Cost of operation, post the reclassification, consists primarily of costs associated with maintenance of the platform including data acquisition costs, bandwidth and server hosting costs, call center outsourcing costs, online payment processing fees, depreciation, payroll and other related costs of operations. Sales and marketing expenses, post the reclassification, consist primarily of marketing expenses relating to marketing activities, payroll costs and related expenses for employees involved in sales and marketing activities, and expenses for the portion of call center operations that we outsource. The cost of operation, cost of promotion and acquisition, and sales and marketing expenses for prior years had also been retrospectively reclassified. The amount reclassified from sales and marketing expenses to cost of promotion and acquisition were RMB1,296.4 million, RMB991.8 million and RMB353.1 million for the years ended December 31, 2018, 2019 and 2020, respectively. The amount reclassified from cost of revenue to cost of promotion and acquisition were RMB106.9 million, RMB34.2 million and RMB26.3 million for the years ended December 31, 2018, 2019 and 2020, respectively. Cost of promotion and acquisition includes cost from related party of RMB51.8 million, RMB21.1 million, nil, nil and RMB0.2 million (US$0.03 million) for the years ended December 31, 2018, 2019, 2020, 2021 and 2022, respectively.
(5)	Including expenses from related party of nil, nil, RMB0.2 million, RMB0.1 million and nil for the years ended December 31, 2018, 2019, 2020, 2021 and 2022, respectively.
(6)	Each ADS represents 20 Class A ordinary shares. The issuance of ordinary shares to RONG360 Inc. has been retrospectively reflected for all periods presented herein.
(7)	1,500,000,000 shares authorized, US$0.0001 par value. 428,063,797 shares (including 325,592,002 Class A ordinary shares, and 102,471,795 Class B ordinary shares) issued and 415,246,557 shares (including 312,774,762 Class A ordinary shares and 102,471,795 Class B ordinary shares) outstanding as of December 31, 2018, 430,463,797 shares (including 333,992,002 Class A ordinary shares, and 96,471,795 Class B ordinary shares) issued and 422,683,735 shares (including 326,211,940 Class A ordinary shares and 96,471,795 Class B ordinary shares) outstanding as of December 31, 2019, 430,463,797 shares (including 333,992,002 Class A ordinary shares, and 96,471,795 Class B ordinary shares) issued and 423,627,480 shares (including 327,155,685 Class A ordinary shares and 96,471,795 Class B ordinary shares) outstanding as of December 31, 2020, 430,463,797 shares (including 333,992,002 Class A ordinary shares, and 96,471,795 Class B ordinary shares) issued and 423,677,480 shares (including 327,205,685 Class A ordinary shares and 96,471,795 Class B ordinary shares) outstanding as of December 31, 2021, and 430,463,797 shares (including 333,992,002 Class A ordinary shares, and 96,471,795 Class B ordinary shares) issued and 424,447,980 shares (including 327,976,185 Class A ordinary shares and 96,471,795 Class B ordinary shares) outstanding as of December 31, 2022, respectively.

	As of December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheets:
Cash and cash equivalents	1,270,001	694,910	549,979	444,933	346,539	50,243
Time deposits	—	—	—	10,000	—	—
Restricted cash, time deposits and investment	142,411	249,770	391,425	234,601	297,634	43,153
Short-term investment	78,462	—	20,000	35,950	—	—
Accounts receivable, net(1)	444,199	345,525	240,124	175,165	189,665	27,499
Amount due from related parties	—	7,082	872	140	153	22
Prepayments and other current assets	160,131	118,423	66,295	53,466	46,537	6,747
Total current assets	2,095,204	1,415,710	1,268,695	954,255	880,528	127,664
Restricted cash, time deposits and investment	—	124,407	34,581	37,266	40,059	5,808
Total non-current assets	349,931	246,011	135,039	115,667	81,734	11,851
Total assets	2,445,135	1,661,721	1,403,734	1,069,922	962,262	139,515
Short-term borrowings	130,000	60,000	158,477	181,853	253,481	36,751
Accounts payable(2)	201,543	184,318	185,904	103,782	96,729	14,024
Advances from customers	115,597	44,000	54,275	47,221	46,920	6,803
Tax payable	39,446	22,168	24,059	14,670	9,662	1,401
Amount due to related parties	72,750	34,310	9,495	29,270	13,534	1,962
Accrued expenses and other current liabilities	144,478	224,018	220,866	152,521	88,871	12,885
Total current liabilities	703,814	568,814	653,076	529,317	509,197	73,826
Total non-current liabilities	37,403	20,946	25,020	18,153	16,740	2,428
Total liabilities	741,217	589,760	678,096	547,470	525,937	76,254
Mezzanine equity	—	5,556	1,455	1,689	—	—
Total shareholders’ equity	1,703,918	1,066,405	724,183	520,763	436,325	63,261

Notes:

(1)	Including amounts billed through related party of RMB135.0 million, RMB3.5 million, nil, RMB4.4 million and nil as of December 31, 2018, 2019, 2020, 2021 and 2022, respectively.
(2)	Including amounts billed through related party of nil, nil, nil, RMB2.4 million and RMB5.7 million (US$0.8 million) as of December 31, 2018, 2019, 2020, 2021 and 2022, respectively.

We completed a corporate restructuring in 2018 (“Restructuring,” for more details see “Item 4. Information on the Company—A. History and Development of the Company”) in order to strengthen our positioning as an independent open platform. As part of the Restructuring, all business operations previously operated by RONG360 prior to the Restructuring except for the digital lending business was transferred from RONG360 to us.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

Investments in our ADSs involve significant risks. Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Our Business

●	We have incurred significant losses and we may continue to experience losses in the future;
●	Our limited operating history in the rapidly evolving online and mobile consumer market in China makes it difficult to evaluate our future prospects;
●	We face challenges with generating and acquiring user traffic to our platform and converting the traffic into our user base;
●	Failure to maintain relationships with financial service providers or develop new ones may materially and adversely affect our business and results of operations;
●	Our match and recommendation of financial products to users may not be effective, which will result in dissatisfaction from both users and financial service providers;
●	If we are not able to respond to changes in user preferences for financial products and provide a satisfactory user experience on our platform, we will not be able to maintain and expand our user base or effectively convert our users into customers of our financial service providers;
●	We may not be able to ensure the accuracy of product information and the authenticity of financial products on our platform;
●	We may fail to develop and innovate our platform and products;
●	We may fail to compete effectively; and
●	We have limited control over the product and service quality of our financial service providers.

Risks Related to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China primarily through (i) our subsidiaries in mainland China and (ii) the VIEs, with which we have maintained contractual arrangements. Holders of our ADSs hold equity interest in Jianpu Technology Inc., our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIEs. If the mainland China government finds that our contractual agreements with the VIEs do not comply with mainland China laws and regulations, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIEs, and investors of our company face uncertainty about potential future actions by the mainland China government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group.
●	We rely on contractual arrangements with the VIEs and their shareholders to exercise control over a significant part of our business, which may not be as effective as direct ownership in providing operational control; and
●	The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Our Audit Committee Independent Review, Restatement of Our Consolidated Financial Statements, Internal Controls and Related Matters

●	We completed an audit committee independent review in the first half 2021, which required significant management time and attention, resulted in significant legal and other expenses, and led to the termination of a number of employees;
●	Matters relating to or arising from the Restatement and the Review, including adverse publicity and potential concerns from our customers and partners, have had and could continue to have an adverse effect on our business and financial condition; and
●	If we fail to remediate our material weakness and establish and maintain an effective system of internal control over financial reporting, our ability to report our financial results accurately or to prevent fraud may be adversely affected, and investor confidence and the market price of the ADSs may be adversely affected.

Risks Related to Doing Business in China

●	The mainland China government’s significant authority in regulating our operations could result in a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The mainland China government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs”;
●	Risks and uncertainties arising from the legal system in mainland China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in mainland China, could result in a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties”;
●	Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations”;
●	The filing with the CSRC or other requirements from the CSRC or other mainland China government authorities may be required in connection with our offshore offerings under mainland China law, and, if required, we cannot predict whether or for how long we will be able to complete such filing or other required procedures. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing with the CSRC or other requirements from the CSRC or other mainland China government authorities may be required in connection with our offshore offerings under mainland China law, and, if required, we cannot predict whether or for how long we will be able to complete such filing or other required procedures”;
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections”; and

●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Risks Related to our ADSs

●	If we cannot meet the continued listing requirements of the New York Stock Exchange, our ADSs may be subject to delisting from the New York Stock Exchange, which would have a material adverse effect on our business, financial condition, prospects and liquidity and the value of our ADSs;
●	The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors; and
●	We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2022, and we will likely be a PFIC for the current taxable year and possibly for future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares.

Risks Related to Our Business

We have incurred significant losses and we may continue to experience losses in the future.

We have incurred significant losses in the past. In 2020, 2021 and 2022, we had net loss of RMB312.1 million, RMB204.1 million and RMB134.3 million (US$19.5 million), respectively and loss from operations of RMB322.4 million, RMB258.5 million and RMB152.0 million (US$22.0 million), respectively. In addition, we had cash used in operations of RMB107.5 million, RMB294.6 million and RMB154.6 million (US$22.4 million) in 2020, 2021 and 2022, respectively. Our ability to achieve profitability depends in large part on our ability to manage our cost of promotion and acquisition, which accounted for 64.8%, 69.8% and 70.1% of our total revenues in 2020, 2021 and 2022, respectively. We intend to manage and further reduce our cost of promotion and acquisition as a proportion of our total revenues, but there can be no assurance that we will achieve this goal. Our ability to achieve profitability is also affected by our ability to grow total revenues, which was RMB585.8 million, RMB805.0 million and RMB989.7 million (US$143.5 million) in 2020, 2021 and 2022, respectively. The increase in total revenues from 2020 to 2021 was mainly attributable to the recovery of both recommendation services revenues, primarily driven by increase in credit card volume for recommendation services and increase in the number of loan applications on our platform, and revenues from marketing and other services, primarily driven by growth of our insurance brokerage services and initiatives of other new businesses. The increase in total revenues from 2021 to 2022 was mainly attributable to the further recovery of both recommendation services revenues, primarily driven by increase in credit card volume and increase in the number of loan applications and average fee per loan application on our platform, and revenues from marketing and other services, primarily driven by growth of our insurance brokerage services and initiatives of other new businesses. Our growth may slow down for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models and changes in rules, regulations, government policies or general economic conditions. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed, and we may continue to experience losses in the future.

Our limited operating history in the rapidly evolving online and mobile consumer market in China makes it difficult to evaluate our future prospects.

We have a limited operating history, which makes it difficult to evaluate our future prospects and ability to make profit. We launched our online platform with loan products recommendation services in the first quarter of 2012, and introduced credit card recommendation services in the third quarter of 2013. In the fourth quarter of 2019, we further diversified the types of financial products on our platform by introducing insurance products. We introduced our risk management services and solutions in the second quarter of 2015 and enriched our software as a service (“SaaS”) based solutions and provided system-based total solutions in 2019 and 2020, respectively. We expanded our footprints to outside of mainland China, including Hong Kong and Southeast Asia, starting in 2018. In the first quarter of 2021, we further expanded into non-financial product category by leveraging our integrated marketing solutions and recommendation capabilities. We operate in China’s online and mobile consumer market, which is rapidly evolving and may not develop as we anticipate. The business models of the players in this market continue to evolve. The regulatory framework governing the industry is also still evolving and will remain uncertain for the foreseeable future. Other participants in the industry, including users and financial service providers, may have difficulty distinguishing our platform, services and solutions from those of our competitors. As the industry and our business develop, we may modify our business model or change our platform, services and solutions. These changes may not achieve expected results and may have a material and adverse impact on our financial condition and results of operations.

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

The majority of user traffic to our platform is generated from third-party channels, rather than from direct access to our mobile apps or website. We also increasingly leverage social network and social media platform as an effective and efficient tool for user acquisition. We introduced a cooperation system called the social media and partner program in the third quarter of 2018, through which our users may register as our business partners to recommend the financial products on our platform to their social contacts through social network and social media platform, and are rewarded according to our incentive policies. The social media and partner program has been very effective in user acquisition since its inception, particularly in the recommendation of credit card products on our platform to new users. In 2022, approximately 60% of the credit card volume on our platform were from user acquired through recommendation by our business partners to their social contacts under the social media and partner program. Despite the initial success of the social media and partner program, we may not be able to continue to promote awareness of our brand and achieve widespread acceptance of our business model to increase direct access to our platform. We have incurred significant expenses on and devoted considerable resources to branding and marketing activities and user traffic acquisition, and we may continue to do so in the future. Our ability to convert user traffic to user base and retain that user base depends on users’ satisfaction with the quantity and quality of financial products offered by financial service providers and trust in the content on our platform. If we fail to meet these challenges, our business, financial performance and prospects will be materially and adversely affected.

Failure to maintain relationships with financial service providers or develop new ones may materially and adversely affect our business and results of operations.

Our relationship with financial service providers is crucial to our success. We generate substantially all of our revenues from services and solutions provided to financial service providers. Certain financial service providers have accounted for a significant portion of our revenues in the past. In 2020, our largest financial service provider was a joint-stock bank, which accounted for 14% of our total revenues; in 2021, our largest financial service provider was a joint-stock bank, which accounted for 14% of our total revenues; and in 2022, our largest financial service provider was a joint-stock bank, which accounted for 11% of our total revenues. We work with these financial service providers at arm’s length and negotiate a cooperation agreement with them on an annual basis based on our business needs and market conditions. While we continually seek to diversify our financial service providers, there can be no assurance that the concentration will further decrease. Our ability to attract users to our platform and maintain and grow our user base depends on the quantity and quality of financial products offered by financial service providers on our platform. We also provide big data and system-based risk management services and integrated solutions to financial service providers, as well as cooperate with them to provide content on our platform and obtain data for our data analytical models. Our arrangements with our financial service providers are typically not exclusive, and they may have similar arrangements with our competitors. If financial service providers are dissatisfied with our services and solutions, they may terminate their relationships with us and switch to our competitors. Moreover, we have seen financial service providers increasingly rely on their own online and technology capabilities to serve online and mobile users in recent years. There can be no assurance that we can maintain relationships with our existing financial service providers on commercially desirable terms. We may also fail to develop new relationships with additional financial service providers. As a result, our business, financial performance and prospects will be materially and adversely affected.

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

The acceptance and popularity of our platform is premised on the reliability of the financial products and information on our platform. We rely on our financial service providers for the authenticity of their financial products and the comprehensiveness, accuracy and timeliness of the related financial information. While the products and information from our financial service providers have been generally reliable, there can be no assurance that the reliability can be maintained in the future. See “—We have limited control over the product and service quality of our financial service providers.” If our financial service providers or their agents provide inauthentic financial products or incomplete, misleading, inaccurate or fraudulent information, we may lose the trust of existing and prospective users. In addition, if our users purchase financial products that they discover on our platform and they suffer losses, they may blame us and attempt to hold us responsible for their losses. Our reputation could be harmed and we could experience reduced user traffic to our platform, which would adversely affect our business and financial performance.

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

As users access financial products through our platform, they may have the impression that we are at least partially responsible for the quality of these products, where the user continues to interact with our platform throughout the discovery, application, approval and loan servicing process. Although we have established standards to screen financial service providers or their agents before listing their products on our platform, including standards for onboarding financial service providers or their agent, examining their products and conducting regular inspections throughout the cooperation process, as well as adopting internal measures to deal with user complaints, and to a certain extent, rank the financial products based on past user experience when we make recommendations to users, we have limited control over the quality of the financial products and the services provided by financial service providers. In the event that a user is dissatisfied with a financial product or the service of a financial service provider, we do not have any means to directly make improvements in response to user complaints. Due to the large number of financial products listed on our platform and the extensiveness of our financial service provider network, it is extremely difficult for us to monitor and ensure the product and service quality of financial service providers on our platform at any given time. If users become dissatisfied with the financial products available on our platform or the services of our financial service providers, our business, reputation, financial performance and prospects could be materially and adversely affected. For instance, in March 2019, it was reported by CCTV “315 Night” (CCTV Report), a show concerning consumer rights protection which airs annually on March 15, that certain financial products offered by third-party financial service providers on our platform contained inappropriate conducts, which were suspected of the infringement of consumer rights. In response to the CCTV Report, we promptly instituted a voluntary suspension of further downloads of our mobile apps on major mobile app stores until August 2019, during which period we conducted a comprehensive internal review of our business practice, identified and took remediation measures with respect to any inappropriate conduct on our platform that could adversely affect consumer rights, and implemented certain self-imposed improvement in terms of both our internal process regarding the on-boarding procedures and ongoing monitoring and supervision of financial service providers on our platform and our risk control processes to better protect users from participating in financial products that are out of the scope in terms of industry standard. We have also been working with the relevant regulators and industry associations in developing a set of industry wide standards or best practices to further promote financial education and consumer rights protection, including defining guidance for digital financial platforms, corporate responsibility and financial product standards. We have also strengthened our relationship with media outlets in China such as CCTV, regularly engaging in in-depth discussions with such media outlets to allow for better understanding of our business. In addition, we have also been focusing on providing better consumer rights protection education for our users, equipping them with more comprehensive financial literary and anti-fraud information so that they could better manage their own finances.

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

Regulatory uncertainties relating to online consumer finance in mainland China could harm our business, financial condition and results of operations.

Our business or the businesses of our financial service providers may be subject to a variety of mainland China laws and regulations governing financial services. In particular, the mainland China government’s regulatory framework governing the new and rapidly evolving online consumer finance market, which is the source of the transactions that our platform facilitates, is rapidly evolving and is subject to further change and interpretation. For example, on March 10, 2023, the Communist Party of China Central Committee and the State Council released a plan on reforming the party and state institutions, including a formation of a new national financial regulatory administration, directly under the State Council to oversee the whole financial industry (except securities). The new national financial regulatory administration will be built on the basis of the CBIRC. Certain functions of the People’s Bank of China and the CSRC will be transferred to the new national financial regulatory administration. In addition, local financial regulatory mechanisms will be reformed. As the aforementioned reform is still in progress and the new national financial regulatory administration has not been officially set up, there exists uncertainty as to how such reform will affect our business in the future. Furthermore, the mainland China government may enhance the implementation of existing laws and regulations, and may also adopt a stringent regulatory framework for the online and mobile consumer market in the future, and impose specific requirements (including licensing requirements) on market participants. It may be costly for us to comply with applicable mainland China laws and regulations. If our practice is deemed to violate any existing or future laws and regulations, we may face injunctions, including orders to cease illegal activities, and may be subject to other penalties as determined by the relevant government authorities. For example, in June 2019, we received a fine of RMB700,000 from the Beijing Administration for Market Regulation for a piece of advertisement placed on our platform by one of our third-party financial service providers due to the advertisement’s failure to provide the appropriate risk warning labels associated with predicted financial returns listed in its content. Furthermore, a significant number of financial service providers on our platform operate in the online and mobile consumer market, and consequently, new government laws and regulations, stricter enforcement of existing laws and regulations or even speculation regarding such developments on our financial service providers may materially and adversely affect our business, financial condition and prospects. For more details of relevant laws and regulations, please also refer to “—If any financial product on our platform or the business practice of us or any of our financial service providers is deemed to violate any new or existing mainland China laws or regulations, our business, reputation, financial condition and results of operations could be materially and adversely affected.”

Our business generates and processes a certain amount of data, and we are required to comply with mainland China laws and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

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

The mainland China regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different mainland China regulatory bodies, including the Standing Committee of the National People’s Congress of China, or the SCNPC, the Ministry of Industry and Information Technology, the CAC, the Ministry of Public Security, and the State Administration for Market Regulation, or the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Cybersecurity, Internet Information Security and Privacy Protection.” The following are examples of certain recent mainland China regulatory activities in this area:

Data Security

●	In June 2021, the SCNPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that critical information infrastructure operators or network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the mainland China government authorities may have certain discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under mainland China law. If we are deemed to be a critical information infrastructure operator under the mainland China cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the mainland China cybersecurity laws and regulations.
●	On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which came into effect on September 1, 2022. According to these measures, personal data processors will be subject to security assessment conducted by the CAC prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor who has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of last year; or (iv) other circumstances as requested by the CAC. According to the official interpretation of the CAC, the Measures for the Security Assessment of Cross-border Data Transfer apply to (i) overseas transfer and storage by data processors of data generated during operations in mainland China, and (ii) access to or use of the data collected and generated by data processors and stored in mainland China by overseas institutions, organizations or individuals. Furthermore, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transfer before the effectiveness of these measures are required to be rectified by March 2023. As these measures took effect recently, substantial uncertainties still exist with respect to the interpretation and implementation of these measures in practice and how they will affect our business operation and the value of our securities.

Personal Information and Privacy

●	The Anti-Monopoly Guidelines for the Platform Economy Sector published by the Anti-Monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of user information through coercive means by online platforms operators.
●	In August 2021, the SCNPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of mainland China government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, and materially and adversely affect our business and results of operations and significantly limit or completely hinder our ability to continue to offer securities to investors, maintain our listing on the New York Stock Exchange, or cause the value of our securities to significantly decline or become worthless. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

In general, compliance with the existing mainland China laws and regulations, as well as additional laws and regulations that mainland China regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, force us to change our business practices, adversely affect our business performance and the value of our securities, and subject us to negative publicity, which could harm our reputation and business operations. As of the date of this annual report, we have taken relevant measures to protect cybersecurity, information security, data privacy and protection in material respects and we had not been subject to any fines or other material penalties from any competent mainland China regulatory authorities related to cybersecurity, information security, data privacy and protection. Therefore, we believe we are compliant with the currently effective laws and regulations issued by CAC related to cybersecurity, information security, data privacy and protection as mentioned above, to the extent applicable to us, in all material respects. However, there are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice, we cannot assure you that we, our subsidiaries in mainland China or the VIEs will comply with such laws and regulations in all respects and thus may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities, which rectification or termination may materially and adversely affect our business performance and the value of our securities.

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

Mainland China laws and regulations governing personal credit reporting businesses in mainland China are still at an initial stage and subject to further change and interpretation. If we are deemed to engage in a personal credit reporting business and violate any mainland China laws or regulations related to personal credit reporting businesses, our business, financial condition, results of operations and prospects could be materially and adversely affected.

The mainland China government has adopted several regulations governing personal credit reporting businesses. According to the Administrative Regulations on the Credit Reporting Industry, which was promulgated by the State Council and became effective in 2013, “personal credit reporting business” means the activities of collecting, organizing, storing and processing “information related to the credit standing” of individuals as well as providing the information to others, and a “credit reporting agency” refers to a duly established agency whose primary business is credit reporting. These regulations, together with the Administrative Measures for Credit Reporting Agencies, which were promulgated by the People’s Bank of China and became effective in 2013, set forth qualification standards for entities conducting a credit reporting business in China, rules and requirements for credit reporting businesses and operating standards for credit reporting agencies. According to these regulations and measures, no entity may engage in personal credit reporting business without approval by the credit reporting industry regulatory department under the State Council. If any entity directly engages in personal credit reporting business without such approval, the entity is subject to penalties including suspension of business, confiscation of revenues related to personal credit reporting business, fines of RMB50,000 to RMB500,000 and criminal liabilities. In September 2021, the People’s Bank of China published the Administrative Measures on Credit Reporting Business, which took effect from January 2022 and provides that “information related to credit standing” refers to analysis and evaluation information used to identify basic information, loan information, and other related information for determining the credit status of enterprises and individuals as well as other information formed based on the foregoing information collected according to laws and for the purpose of providing services for financial and other activities and “credit reporting business” refers to the activities of collecting, sorting, storing, and processing the credit information of enterprises and individuals, and providing such information to the users. Entities engaging in personal credit reporting business shall obtain the personal credit reporting business licenses from the People’s Bank of China in accordance with law. The Administrative Measures on Credit Reporting Business also require, among other things, that the credit reporting agency shall report to the People’s Bank of China the information processors that collaborate with such credit reporting agency with respect to the collection, reviewing, processing and analyzing of the credit information. Separately, entities “actually providing credit reporting function services” in the name of “credit information service, credit service, credit evaluation, credit rating, credit repair, etc.” are also subject to the Administrative Measures on Credit Reporting Business. Any agency carrying out personal credit reporting business without the necessary permit should complete the rectification within 18 months upon implementation of the Administrative Measures on Credit Reporting Business.

We organize, process and analyze information provided by users and data provided by financial service providers and third-party data partners. This information and data contain certain personal information of users, a portion of which we may provide to financial service providers using our big data and system-based risk management services and solutions. Due to the lack of further interpretations of the current regulations governing personal credit reporting businesses, and the fact that there are still uncertainties regarding the interpretation and implementation of the Administrative Measures on Credit Reporting Business, the exact definition and scope of “information related to credit standing” and “personal credit reporting business” are still unclear. It is therefore uncertain whether we would be deemed to engage in personal credit reporting business because of our big data and system-based risk management services and, to a lesser extent our loan recommendation business. If the business conducted by us would be deemed by the regulatory authorities as the personal credit reporting business, we may be required to obtain a license for personal credit reporting business from the competent regulatory authorities or change our business model, pursue cooperation with the licensed credit reporting agencies within the prescribed time limit. If we cannot obtain the regulatory approval or find licensed credit reporting agencies to cooperate with in a timely manner, we may be deemed as violating the applicable laws and regulations of personal credit reporting services, which may subject us to penalties, including cessation of business operations, confiscation of illegal gains, fines, and even criminal liability, which may materially and adversely affect our business, financial conditions and results of operations. The People’s Bank of China, the credit reporting industry regulatory department under the State Council, granted in February 2018 and December 2020, respectively, personal credit reporting businesses licenses to two entities incorporated under the guidance of the People’s Bank of China, and we have been actively promoting our cooperation with these licensed credit reporting agencies and started to gradually migrate our business to the cooperation framework with licensed credit reporting agencies. However, given the fact that the progress of such business adjustment depends on the cooperation of third parties including our financial service providers and the licensed credit reporting agencies, we cannot guarantee that we can complete such business adjustments within the eighteen-month transition period under the Administrative Measures on Credit Reporting Business. In addition, cooperation with licensed credit reporting agencies may be costly and result in additional expenses to us, which may affect our financial performance and results of operations. As of the date of this annual report, we have not been subject to any material fines or other penalties under any mainland China laws or regulations directly related to personal credit reporting business. Besides, our business may also become subject to other rules and requirements related to credit reporting business, or new rules and requirements (including approval or license regime) promulgated by the relevant authorities in the future. The existing and future rules and regulations may be costly to comply with, and we may not be able to obtain any required license or other regulatory approvals in a timely manner, or at all. If we are subject to penalties for any of the foregoing reasons, our business, financial condition, results of operations and prospects could be materially and adversely affected.

We provide recommendation services for financial service providers, which may constitute provision of intermediary service, and our agreements with these financial service providers may be deemed as intermediation contracts under the PRC Civil Code.

Under the PRC Civil Code, if an intermediary conceals any material fact intentionally or provides false information in connection with the conclusion of a proposed transaction, which results in harm to a client’s interests, the intermediary may not claim service fees and is liable for any damages caused. We provide recommendation services for financial service providers, which may constitute provision of intermediary service, and our agreements with these financial service providers may be deemed as intermediation contracts under the PRC Civil Code, as a consequence, if we intentionally conceal material information or provide false information to financial service providers, or if we fail to identify false information received from users or any third party and in turn provide such information to financial service providers, we could be held liable for damages caused to financial service providers as an intermediary pursuant to the PRC Civil Code. On the other hand, we should not assume any liability relating to possible disputes between financial service providers and users with respect to the financial products provided by the financial service providers to the users, solely on the basis of providing recommendations regarding such financial products, as long as we do not intentionally conceal any material fact or provide false information, and are not found at fault. However, due to the lack of detailed regulations and guidance in the area of financial product recommendation services and the possibility that the mainland China government authorities may promulgate new laws and regulations regulating financial product recommendation services in the future, there are substantial uncertainties regarding the interpretation and application of current or future mainland China laws and regulations for financial product recommendation services, and there can be no assurance that the mainland China government authority will share our views.

If any financial product on our platform or the business practice of us or any of our financial service providers is deemed to violate any new or existing mainland China laws or regulations, our business, reputation, financial condition and results of operations could be materially and adversely affected.

Financial products and the businesses of our financial service providers are regulated in mainland China. We may be indirectly subject to mainland China financial regulations as a result of the financial products on our platform and our services to and cooperation with financial service providers. On December 1, 2017, the Internet Finance Rectification Office and the Online Lending Rectification Office jointly issued the Notice on Regulating and Rectifying “Cash Loan” Business, or the Circular 141, and on December 8, 2017, the Online Lending Rectification Office issued the Notice on the Rectification and Inspection Acceptance of Risk of Online Lending Intermediaries, or the Circular 57, both of which outlined more specific requirements on financial service providers. In addition, in March 2018, the Internet Finance Rectification Office issued the Notice on Strengthening the Rectification of Asset Management through the Internet and Carrying on the Inspection and Acceptance, or the Circular 29, which outlines more strict and specific requirements on the practices of asset management business (including wealth management plan) through the Internet, such as requirement on obtaining necessary licenses, prohibition of the sale on an agency basis or provision of sale agency service in any disguised form, by any Internet platform of any asset management products provided by any financial asset exchange which is not in full compliance with applicable laws. If any financial product on our platform is deemed to violate any mainland China laws or regulations, we may be liable for listing the product or assisting in offering the product on our platform, even if we are not its provider.

In September 2019, the General Office of the CBIRC, issued the Notice on Addressing Banking and Insurance Institutions’ Irregularities against Consumer Rights and Interests, or the CBIRC Notice 194, as most recently amended in June 2021, according to which banks shall explicitly require that their third-party cooperation partners shall stop misleading sales, inappropriate collection activities, or forcible tie-in sales, and shall not double-charge financial institutions and consumers for the same service or illegally access the personal information of customers. Furthermore, in July 2020, the CBIRC promulgated the Interim Measures for Administration of the Internet Loan by Commercial Banks, or the Internet Loan Interim Measures, according to which banks shall meet relevant management requirements related to risk system management, risk data and model management, information technology risk management and loan management in their cooperation with third-party cooperation partners on internet loan business, and if banks recommend Internet loan products to the target customers through third-party cooperation partners, banks are required to sufficiently disclose the lender, actual annual interest rate, annualized comprehensive capital cost, arrangement for repayment of principal and interest and other information in obvious positions to safeguard the rights of customers to be informed and to make choice on their own, and shall not deprive the consumers of their rights to express their wishes by means of check by default, forced bundling or others. In March 2023, the General Office of the CBIRC promulgated the Notice on the Special Rectification Action of Illegal Lending Intermediaries, or the Notice, according to which the relevant mainland China authorities shall organize banking financial institutions under its supervision or management to carry out a special rectification investigation of illegal lending intermediaries, select key institutions to carry out on-site supervision and guidance, and guide institutions to standardize their cooperation with lending intermediaries. If the third-party agents that cooperated with us are found in violations of relevant mainland China laws and regulations, they may be subject to administrative penalties. Some of the financial service providers on our platform are banks or their agents. If our cooperation with any of these banks or their agents fails to strictly comply with the CBIRC Notice 194, the Internet Loan Interim Measures, the Notice, or other applicable laws, the banks or their agents may not be allowed to continue their cooperation with us and consequently our business, financial condition and prospects may be materially and adversely affected. If any of our financial service providers or their agents is deemed to violate any mainland China laws or regulations, we may be jointly liable due to the services or solutions we provide. We may have to remove financial products from our platform or terminate relationship with financial service providers or their agents. Although we have implemented internal control procedures reviewing and examining our financial service providers and their products on our platform to ensure their compliance with relevant provisions, including standards for onboarding financial service providers or their agents, examining their products and regular inspection throughout the cooperation process, as well as internal measures to deal with user complaints, as we have limited control over the financial products and the services provided by financial service providers or their agents, if any financial product on our platform is deemed to violate any laws, rules or regulations, or if we are deemed to have failed to duly perform the duty of care when screening the financial service providers or the products on our platform, we may face, among others, regulatory warnings, correction orders, condemnation, fines and criminal liability. As a result, our business, reputation, financial performance and prospects could be materially and adversely affected.

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

Fraudulent activities conducted through our platform or using the brand name of RONG360 could negatively impact our brand and reputation and cause the use of our platform to decrease.

We are subject to fraudulent activities on our platform or being perpetrated purportedly in the brand name of RONG360, sometimes through sophisticated schemes or collusion. Certain of our own employees may be corrupted and participate in fraudulent or otherwise illegal activities. Our resources, technologies, fraud detection tools and risk management system may be insufficient to accurately detect and timely prevent fraud and misconduct. For instance, it was found in 2020 that certain third parties were using telephone or social network communications to scam our users into wiring deposits or service fees by posing as RONG360 customer service or to trick users into scanning and downloading a counterfeit version of our RONG360 app, both of which may have imposed negative impact on our brand and reputation. Significant increases in the amount of fraudulent activities could negatively impact our brand and reputation, result in losses suffered by users and financial service providers, and reduce user access to and user activity on our platform. We may need to adopt additional measures to prevent and reduce fraud, which could increase our costs. We anticipate that we will continue to be subject to claims on the fraudulent activities being perpetrated purportedly in the brand name of RONG360, and may incur extra costs and expenses as a result. High profile fraudulent activities could even lead to regulatory intervention, and may divert our management’s attention and cause us to incur additional expenses and costs. If any of the foregoing were to occur, our reputation and financial performance could be materially and adversely affected.

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

The internet, and particularly the mobile internet, has gained increased popularity in China as a platform for financial products and content in recent years. However, certain lenders, especially traditional financial institutions, and many users have limited experience in handling financial products and content online, and some users may have reservations about using online platforms. For example, users may not find online content to be reliable sources of financial product information. Some financial service providers may not believe online platforms are secure for risk assessment and credit management. Others may not find online platforms effective when promoting and providing their products and services, especially to targeted customers in lower-tier cities or rural areas. If we fail to educate users and financial service providers about the value of our platform and our services and solutions, our growth will be limited and our business, financial performance and prospects may be materially and adversely affected. The further acceptance of the internet and particularly the mobile internet as an effective and efficient platform for financial products and content is also affected by factors beyond our control, including negative publicity around online and mobile consumer finance and restrictive regulatory measures taken by the mainland China government. If online and mobile networks do not achieve adequate acceptance in the market, our growth prospects, results of operations and financial condition could be harmed.

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

We regard our software registrations, trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that (i) our application for the registration of trademarks and other intellectual property rights will be approved, (ii) any intellectual property rights will be adequately protected, or (iii) such intellectual property rights will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. For instance, we are using and will continue to use, or may need to use in the future, certain trademarks including the logo and character of “融 360” for our current and future business operations. The registration applications in the mainland China of such trademarks under category 36 (finance related) and category 42 (internet and computer related) were rejected by the Trademark Office of the State Administration for Industry and Commerce, and were further rejected by the Trademark Review Committee (the “Review Committee”). We initiated administrative litigations thereafter against the Review Committee with respect to the aforesaid rejections of our trademark registration applications. We prevailed in one of these administrative litigations, but Beijing Qihoo Technology Co., Ltd., or Qihoo Technology, filed an appeal to the decision as a third-party. We lost the other three administrative litigations and have appealed these decisions. In June 2021, we reached a settlement agreement with Qihoo Technology that both parties agreed to waive all procedural and substantial rights annexed to the controversial trademarks registered under the name of the counterparty, and agreed to withdraw the aforementioned lawsuits relating to such trademarks accordingly. Qihoo Technology agreed not to initiate any objection to our relevant registered trademarks including “RONG360” and “” under category 36 and mobile apps, and we agreed not to raise any objection or bring any challenge against Qihoo Technology for its registration and use of the relevant 360 brand trademarks under category 36 and consent to the permanent coexistence of such trademarks with ours. There can be no assurance that we will successfully prevail or defend ourselves or reach a settlement to our satisfactory in other similar lawsuits or disputes in the future. In addition, as our business develops and expands, we may need to register other trademarks or intellectual property rights. If these trademarks or other intellectual property rights could not be registered, we may fail to prevent others from using these marks or other intellectual property rights, and our business, financial condition and results of operations may be materially and adversely affected. Furthermore, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

Intellectual property protection may not be sufficient in the jurisdictions in which we operate. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in mainland China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in mainland China, the United States or other jurisdictions. For instance, in April 2019, Qihoo Technology filed a lawsuit in a court in Beijing against our subsidiary in mainland China and a related party alleging that our use of RONG360 brand and tradename infringes upon its 360 trademark and constitutes unfair competition, and seeking various remedies from us. In June 2021, we reached a settlement agreement with Qihoo Technology, pursuant to which Qihoo Technology agreed to withdraw the lawsuit against us, waive all procedural and substantial rights annexed to the controversial trademarks registered by us, and agreed not to initiate any objection to our relevant registered trademarks including “RONG360” and “” under category 36 and mobile apps. However, there can be no assurance that we will successfully prevail or defend ourselves or reach a settlement to our satisfactory in other similar lawsuits or disputes in the future. For any third-party infringement claims brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of mainland China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in mainland China are still evolving and uncertain, and we cannot assure you that courts or regulatory authorities in mainland China would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and financial performance may be materially and adversely affected.

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

As we generate a small portion of our revenues by providing advertising services to financial service providers, we are required to establish and continually improve a management system for such internet advertising activities. We are required to examine, review, verify and register the real identities, addresses and other valid contact and identity information of those who choose to place their advertisements on our platform on a regular basis. We must establish archives for the registration and verify and update the archives on a regular basis. Prior to publishing any advertisement, we are required to review its content against the relevant advertising certificate and ensure the content matches the certificate. Furthermore, we must have personnel who are familiar with advertising regulations to review the advertisements. While we have a review procedure prior to publishing, we cannot guarantee that we can entirely eliminate advertisements with content that would be deemed inappropriate or misleading. If we are deemed to be in violation of mainland China law or regulations on advertising, we may be subject to penalties, including suspension of publishing, confiscation of the revenues related to these advertisements, levying of fines and suspension or termination of our advertising service, any of which may adversely affect our business. For instance, in June 2019, we received a fine of RMB700,000 from the Beijing Administration for Market Regulation for a piece of advertisement placed on our platform by one of our third-party financial service providers due to the advertisement’s failure to provide the appropriate risk warning labels associated with predicted financial returns listed in its content. Advertisements, which are not otherwise misleading, could be perceived as affecting the unbiased search results by our users and financial service providers. As a result, trust in our platform may decline and users may stop using our platform.

We may be held liable for information or content displayed on, retrieved from or linked to our platform, which may materially and adversely affect our business and operating results. The mainland China government has adopted regulations governing internet access and distribution of information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates mainland China laws and regulations, impairs the national dignity of China, contains terrorism, extremism, content of force or brutality, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, the closure of the concerned websites and criminal liabilities. In the past, failure to comply with these requirements has resulted in the closure of certain websites. The website operator may also be held liable for the censored information displayed on or linked to the website.

In particular, the Ministry of Industry and Information Technology has published regulations that subject website operators to potential liability for content displayed on their websites and the actions of users and others using their systems, including liability for violations of mainland China laws and regulations prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local internet service provider to block any internet website at its discretion. From time to time, the Ministry of Public Security has stopped the dissemination over the internet of information which it believes to be socially destabilizing. The State Secrecy Bureau is also authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the dissemination of online information. Furthermore, we are required to report any suspicious content to relevant governmental authorities, and to undergo computer security inspections. If we fail to implement the relevant safeguards against security breaches, our websites may be shut down and our business and ICP licenses may be revoked.

According to the Administrative Provisions on Mobile Internet Applications Information Services which was promulgated by the CAC and last amended on August 1, 2022, providers of mobile apps shall be responsible for the information and content on display, and shall not generate or spread illegal information, and shall consciously prevent and resist illegal or harmful information. We must adopt such measures as warning, restricted release, suspension of updates and close of accounts, keep relevant records, and report unlawful content to competent government authorities. The Administrative Provisions on Mobile Internet Applications Information Services also emphasize that mobile internet app providers shall implement the user real name system and comply with relevant provisions on the scope of necessary personal information when engaging in personal information processing activities, and mobile internet app providers shall establish and improve the whole process of data security management and establish a mechanism for the verification and management of information contents and perform the obligations of protecting data security and personal information. In addition, mobile internet app providers shall not compel users to agree to non-essential personal information collection for any reason, and are prohibited from banning users from their basic functional services due to the users’ refusal of providing non-essential personal information. We have implemented internal control procedures screening the information and content on our mobile apps to ensure compliance with these provisions. However, there can be no assurance that all the information or content displayed on, retrieved from or linked to our mobile apps complies with the requirements of the provisions at all times. If our mobile apps were found to violate the provisions, we may be subject to administrative penalties, including warning, service suspension or removal of our mobile apps from the relevant mobile app store, which may materially and adversely affect our business and operating results.

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

We have and may further invest in or acquire assets, technologies and businesses that are complementary to our existing business. This may include opportunities to expand our service offerings and strengthen our technology infrastructure and data analytical capabilities. Our investments or acquisitions may not yield the results we expect. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets, significant diversion of management attention and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating investments and acquisitions, and integrating the acquired businesses into ours, may be significant, and the integration of acquired businesses may be disruptive to our existing business operations. In the event that our investments and acquisitions are not successful, our financial condition and results of operations may be materially and adversely affected. For example, in September 2019, the business of Databook Tech Ltd., its subsidiaries and variable interest entity (collectively as “Databook”) was suspended and an investigation was conducted against Databook and certain of its employees by competent authorities in relation to the compliance of information collection or use. In relation to the business suspension of Databook, we recorded a full impairment for goodwill, intangible assets and an impairment for other assets attributable to the Databook, totaling RMB254.7 million as of December 31, 2019. The investigation concluded in January 2021. Databook was imposed confiscation of gains of RMB30.0 million and a fine of RMB30.0 million, total amount of RMB60.0 million was paid in January 2021, and we accrued current income tax expenses of RMB10.0 million in 2019. Certain employees of Databook have been charged with criminal liabilities; other than Databook, neither our company nor our directors or officers were involved. The net assets of Databook included in our consolidated balance sheet (which are principally comprised of restricted cash and wealth management products, offset by accounts payable, tax payable, and accrued liabilities) was RMB16.5 million as of December 31, 2021. In June 2022, we entered into a series of agreements with other minority shareholders of Databook, as a result of which we became a minority shareholder of Databook and no longer have control over Databook. In addition, certain entities that we and one of the VIEs acquired to support our business growth in China and overseas were negatively impacted by the COVID-19 pandemic and their actual financial performance were significantly below the forecasts at acquisition, and development of these businesses were expected to slow down. As a result, we recorded an impairment for goodwill of RMB12.6 million, nil and RMB10.2 million, attributable to such entities in 2020, 2021 and 2022, respectively. The COVID-19 pandemic may negatively impact the financial performance of these entities in the future. See also “—We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.” We may decide to dispose of underperforming entities, as a result of which revenues from our big data and system-based risk management services may further decrease.

We may face challenges in expanding our business and operations internationally and our ability to conduct business in international markets may be adversely affected by legal, regulatory, political and economic risks.

We face challenges and risks associated with expanding our business and operations globally into new geographic markets. New geographic markets may have competitive conditions, user preferences, and discretionary spending patterns that are more difficult to predict or satisfy than our existing markets. In certain markets, we have relatively little operating experience and may not benefit from any first-to-market advantages or otherwise succeed. We may also face protectionist policies that could, among other things, hinder our ability to execute our business strategies and put us at a competitive disadvantage relative to domestic companies. Local companies may have a substantial competitive advantage because of their greater understanding of, and focus on, the local users, as well as their more established local brand names, requiring us to build brand awareness in that market through greater investments in advertising and promotional activity. International expansion may also require significant capital investment, which could strain our resources and adversely impact current performance, while adding complexity to our current operations. We are subject to mainland China law in addition to the laws of the foreign countries in which we operate. If any of our overseas operations, or our associates or agents, violate such laws, we could become subject to sanctions or other penalties, which could negatively affect our reputation, business and operating results.

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

As part of our growth strategy, we may enter into new businesses or expand the variety of services offered on our platform from time to time by leveraging our large user base and our technology-driven open platform to generate additional revenue streams and through our development of new business or service offerings. Expansions into new businesses or service offerings, including financial and non-financial services, may present operating, marketing and compliance risks and challenges that differ from those that we currently encounter. For instance, in the fourth quarter of 2019, we introduced insurance products to our platform after completing the acquisition of an insurance brokerage company in China. In the first quarter of 2021, we leveraged our integrated marketing solutions and recommendation capabilities to expand into non-financial product category. As the implementation of our business strategies, as well as the development of new businesses and service offerings, require significant time, financial and other resources and involve substantial risks, we may not be able to successfully implement our strategies, launch or develop such new businesses and service offerings in time, or achieve the expected benefits. We may also encounter unexpected technological difficulties in developing and implementing new technologies and, as a result, may incur substantial costs or services disruptions, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may confront other challenges as we enter new business domains. Our lack of familiarity with the new products and services and lack of relevant user data relating to these products and services may make it more difficult for us to anticipate user demand and preferences. It may also make it more difficult for us to on-board, monitor and supervise new financial service providers and non-financial service providers and we may experience more customer complaints about them and their products and face costly investigations or litigation as a result of offering the products on our platform, which would harm our brand and reputation as well as our financial performance. New business domains may also subject us to new complex regulations to comply with, higher compliance costs and serious consequences in cases of non-compliance. Furthermore, we may not have much bargaining power in new categories of financial and non-financial products and services and we may not be able to negotiate favorable terms with financial service providers and non-financial service providers. We may need to price aggressively to gain market share or remain competitive in new product service categories. It may be difficult for us to achieve profitability in the new financial and non-financial product service categories and our profit margin, if any, may be lower than we anticipate, which would adversely affect our overall profitability and results of operations. We cannot assure you that we will be able to address these new challenges and continue to provide exceptional quality services. If we are not able to solve these issues, we may not be able to compete effectively. We cannot assure you that we will be able to recoup our investments in introducing these new businesses and service offerings.

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

We and certain of our directors and officers were named as defendants in a few putative shareholder class action lawsuits and may in the future become involved in additional lawsuits, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

In May 2022, our settlement with plaintiffs in a putative securities class action was finally approved by a court order, according to which our insurance company paid an aggregate amount of US$7.5 million. In September 2022, our motion to dismiss all claims brought by plaintiffs in another putative securities class action was granted by the court with leave to amend. In November 2022, the lead plaintiff in that lawsuit filed a second amended complaint. For more details of these lawsuits, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” We are currently unable to estimate the possible outcome or loss or possible range of loss, if any, associated with the resolution of the second lawsuit. In the event that our initial defense of this lawsuit is unsuccessful, there can be no assurance that we will prevail in an appeal. We also cannot assure you that we or our directors and officers will not be sued or otherwise involved in other lawsuits in the future. Any adverse outcome of this second lawsuit or any future lawsuits could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. Any litigation process may incur significant expenses and divert management’s attention from the day-to-day operations of our company, which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns affecting China, and particularly Beijing. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate our platform and provide services and solutions. Our business could also be adversely affected if our employees are affected by health epidemics. Our business operations could be disrupted if any of our employees is suspected of having any transmissible health epidemic, since this may cause our employees to be quarantined and/or our offices to be temperately shut down. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. Our headquarters are located in Beijing, where most of our management and employees currently reside. Most of our system hardware and back-up systems are hosted in facilities located in Beijing. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Beijing, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

For example, beginning in January 2020, the outbreak of COVID-19 has severely impacted China and the rest of the world, and our business and results of operations have been adversely affected as a result. In early 2020, the COVID-19 pandemic resulted in the temporary closure of many corporate offices across China. Given the strict implementation of quarantine measures during this period, we and certain of our business partners implemented temporary adjustment of work schemes allowing employees to work from home and adopted remote collaboration. We made operational adjustments to maintain the same high-quality service we had always provided our users, customers and partners as we simultaneously worked to minimize the impact of COVID-19 and push forward our business initiatives. However, as our cooperation with financial service partners relies heavily on face-to-face communications, our cooperation with them has been negatively impacted by the quarantine measures in China and in Beijing, in particular, for several months in 2020 and 2022. Revenue from recommendation services for loans decreased by 83.5% from 2019 to 2020 and revenue from recommendation services for credit cards decreased by 49.7% from 2019 to 2020, partially due to the negative impact of the COVID-19 pandemic. Our big data and system-based risk management services has also been negatively impacted by the COVID-19 pandemic in both 2020 and 2021, as revenue from such services grew by only 6.9% from 2019 to 2020 and decreased by 9.6% from 2020 to 2021. In 2022, revenues from both recommendation services for loans and credit cards had gradually recovered from the plunge of 2020, while our big data and system-based risk management services had still been negatively impacted by the COVID-19 pandemic, as revenue from big data and system-based risk management services decreased by 25.7% from 2021 to 2022. Furthermore, our insurance brokerage services, which we introduced in the fourth quarter of 2019 after completing the acquisition of a licensed insurance brokerage company in China, has also been negatively impacted from 2020 to 2022 as it was unable to expand as quickly as originally planned due to the strict quarantine measures in China and other negative impacts of COVID-19, since insurance brokerage business also relied heavily on face-to-face communications between our brokers and potential users. Additionally, the global COVID-19 pandemic and the associated inability to travel globally has negatively impacted our recommendation service business in Southeast Asia, and in Indonesia, in particular, and has also negatively affected the progress of the originally planned further expansion of our service offerings overseas since early 2020. Furthermore, certain entities that we and one of the VIEs acquired to support our business growth in China and overseas were negatively impacted by the COVID-19 pandemic and their actual financial performance was significantly below the forecasts at acquisition, and development of these businesses was expected to slow down. Many of the quarantine measures within China have since been relaxed, and we, together with our business partners, have gradually resumed normal operations. Our business operations generally recovered from the impacts of the COVID-19 pandemic, but the negative impacts on our big data and system-based risk management services, insurance brokerage services and overseas services and related expansion plans continued due to the continued quarantine measures on person-to-person interactions and limits on global travel both in 2021 and 2022. As a result, we recorded impairment for goodwill of RMB12.6 million, nil and RMB10.2 million in 2020, 2021 and 2022 attributable to such entities, respectively. Such negative impact of the COVID-19 pandemic on our business expansion plans and financial performance may continue in the current and future years.

The COVID-19 global pandemic has resulted in, and may intensify, global economic distress, and the duration and extent of the impact of COVID-19 outbreak is highly uncertain at this time. We cannot guarantee you that the COVID-19 pandemic will not further escalate or have a material adverse effect on our results of operations, financial condition, cash flows or prospects.

China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. There were surges of cases in many cities during this time which caused disruption to our and our business partners’ operations, and there remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. China may experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may impact our business in a materially negative way. The financial services providers on our platform will need time to recover from the economic effects of the pandemic even after business conditions begin to return to normal. Consequently, the COVID-19 pandemic may continue to materially and adversely affect our business, financial condition and results of operations in the current and future years.

Risks Related to Our Corporate Structure

If the mainland China government deems that our contractual arrangements with the VIEs do not comply with mainland China regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of internet-based businesses, such as distribution of online information, is subject to restrictions under current mainland China laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider which is engaged in internet information provision business like us in accordance with the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2021 version), which was promulgated on December 27, 2021 and took effect on January 1, 2022, and other applicable laws and regulations. We are a Cayman Islands exempted company with no equity ownership in the VIEs and our subsidiaries in mainland China are considered foreign-invested enterprises. To comply with mainland China laws and regulations, we conduct operations or may conduct certain other operations subject to foreign investment restrictions or prohibitions in mainland China through the VIEs, and we have entered into a series of contractual arrangements with the VIEs and their shareholders, which are not equivalent to equity ownership in the business of the VIEs. Despite the lack of equity ownership, as a result of these contractual arrangements, we are deemed the primary beneficiary of the VIEs for accounting purposes, which is not akin to a parent-subsidiary relationship, and we consolidate the VIEs in accordance with U.S. GAAP as required by ASC Topic 810, Consolidation. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” Holders of our ADSs hold equity interest in Jianpu Technology Inc., our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIEs. If the mainland China government deems that our contractual arrangements with the VIEs do not comply with mainland China regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties, forced to relinquish our interests in those operations or required to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledge of the VIEs, which in turn would affect our ability to consolidate the VIEs in accordance with U.S. GAAP, which contributed to 18.5% of our revenues (excluding intercompany revenues) in 2022, and thus would have a material effect on our operations and result in the value of the securities diminishing substantially. Our shares may decline in value if we are unable to assert our contractual control rights over the assets of our subsidiaries in mainland China and the VIEs that conduct all or substantially all of our operations. Our holding company in the Cayman Islands, the VIEs, and investors of our company face uncertainty about potential future actions by the mainland China government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group.

In the opinion of Fangda Partners, our PRC legal counsel, (i) the ownership structure of our wholly foreign owned subsidiaries and the VIEs in mainland China does not result in any violation of mainland China laws and regulations currently in effect, and (ii) the contractual arrangements between our wholly foreign owned subsidiaries, the VIEs and the shareholders of the VIEs that are governed by mainland China law are valid, binding and enforceable, and do not result in any violation of mainland China laws or regulations currently in effect. However, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future mainland China laws, regulations and rules, and there can be no assurance that the regulatory authorities and courts in mainland China will take a view that is consistent with the opinion of our PRC legal counsel.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the Foreign Investment Law of the People’s Republic of China, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020. The Foreign Investment Law and the Implementing Rules do not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. Uncertainties still exist in relation to their interpretation and implementation, and it is still unclear how the Foreign Investment Law and the Implementing Rules would affect the structure and business operations of the VIEs. See “—Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law, and its implementing rules and other foreign investment related regulations and how they may impact our business, financial condition and results of operation.”

If the ownership structure, contractual arrangements and businesses of our subsidiaries in mainland China or the VIEs are found to be in violation of any existing or future mainland China laws or regulations, or our subsidiaries in mainland China or the VIEs fail to obtain or maintain any of the required permits or approvals, the relevant mainland China regulatory authorities would have certain discretion to take action in dealing with such violations or failures, including:

●	revoking the business licenses and/or operating licenses of such entities;
●	shutting down our servers or blocking our website, or discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our subsidiaries in mainland China and the VIEs;
●	imposing fines, confiscating the income from our subsidiaries in mainland China or the VIEs, or imposing other requirements with which we or the VIEs may not be able to comply;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledge of the VIEs, which in turn would affect our ability to consolidate the VIEs in accordance with U.S. GAAP; or
●	restricting or prohibiting our use of the proceeds of our IPO to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. In addition, new mainland China laws, regulations, and rules may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements. If any of these occurrences results in our inability to direct the activities of the VIEs that most significantly impact their economic performance, and/or our failure to receive the economic benefits from the VIEs, we may not be able to consolidate the entities in our consolidated financial statements in accordance with U.S. GAAP, which could materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value.

We rely on contractual arrangements with the VIEs and their shareholders to exercise control over a significant part of our business, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on the contractual arrangements with the VIEs to conduct a significant part of our operations in China. We rely on contractual arrangements with the VIEs and their shareholders to conduct a significant part of our operations in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. If we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the contractual arrangements, we would rely on legal remedies under mainland China law for breach of contract in the event that the VIEs and their shareholders did not perform their obligations under the contracts. These legal remedies may not be as effective as direct ownership in providing us with control over the VIEs.

If the VIEs or their shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. All the agreements under our contractual arrangements are governed by mainland China law and provide for the resolution of disputes through arbitration in mainland China. Accordingly, these contracts would be interpreted in accordance with mainland China law and any disputes would be resolved in accordance with mainland China legal procedures. Uncertainties regarding the interpretation and enforcement of the relevant PRC laws and regulations could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under mainland China law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under mainland China law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in mainland China courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties.”

The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

RDD is 40% owned by the appointed family member of our chief executive officer, Mr. Daqing (David) Ye, 40% owned by Mr. Jiayan Lu, who is our director and co-founder, and 20% owned by Mr. Caofeng Liu, who is our chief technology officer and co-founder. Owners of the other VIEs include Jianpu’s employees, family members of our co-founders, one affiliate to our co-founder and an investment holding company controlled by the founder of an acquired subsidiary. They may have potential conflicts of interest with us. These shareholders may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to effectively control the VIEs and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. For certain management members, we rely on them to abide by the laws of the Cayman Islands and mainland China, which provide that directors owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. There is currently no specific and clear guidance under mainland China laws that address any conflict between mainland China laws and laws of Cayman Islands in respect of any conflict relating to corporate governance. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Our contractual arrangements with the VIEs may be subject to scrutiny by the tax authorities in mainland China and they may determine that we or the VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable mainland China laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the tax authorities in mainland China within ten years after the taxable year when the transactions are conducted. The PRC Enterprise Income Tax Law requires every enterprise in mainland China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the tax authorities in mainland China determine that the contractual arrangements between our wholly foreign owned subsidiaries, the VIEs, and shareholders of the VIEs were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable mainland China laws, rules and regulations, and adjust the income of the VIEs in the form of a transfer pricing adjustment.

A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs for mainland China tax purposes, which could in turn increase their tax liabilities without reducing the tax expenses of relevant subsidiaries in mainland China. In addition, if our subsidiaries in mainland China request the shareholders of the relevant VIEs to transfer their equity interest in such VIEs at nominal or no value pursuant to the contractual agreements, such transfer could be viewed as a gift and subject the relevant subsidiaries in mainland China to income tax of mainland China. Furthermore, the tax authorities in mainland China may impose late payment fees and other penalties on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIEs’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

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

As previously announced in June 2020 and February 2021 and disclosed in our annual reports on Form 20-F for the fiscal years ended December 31, 2019, 2020 and 2021 filed on April 30, 2021, October 29, 2021 and April 29, 2022, respectively, the audit committee of our board of directors (the “Audit Committee”), with the assistance of advisers, had been conducting an internal review (the “Review”) of certain matters relating to transactions carried out by the Credit Card Business Unit of the Company (the “Credit Card BU”) with third-party business entities. The Review has been completed and found that certain transactions involved third-party agents (including both upstream agents and downstream suppliers) with undisclosed relationships, and some transactions lacked business substance (“questionable transactions”). As a result, certain revenue and associated costs and expenses were inflated or inaccurately recorded in the consolidated financial statements. Evidence suggests that certain employees from the Credit Card BU may have known about or may have been involved in certain of the questionable transactions that resulted in inflated sales commissions to such employees. In relation to the questionable transactions, the Review found that certain employees improperly altered supporting documents that were provided to our external auditor. The total amount of overstated revenues for the year ended December 31, 2018 as previously reported in our annual report on Form 20-F was RMB90 million, and for the year ended December 31, 2019 as previously furnished to the SEC on Form 6-K was RMB164 million, representing approximately 4.5% and 10.1% of the total revenues previously reported by us for such years, respectively, and the adjustment to overstated cost and expenses together with the reserve for potential credit loss was approximately RMB90 million and RMB130 million for the years ended December 31, 2018 and 2019, respectively, resulting in a minimal net profit impact for the year ended December 31, 2018 and an RMB34 million increase in net loss for the year ended December 31, 2019. For more details, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Independent Review.”

We incurred significant costs in connection with the Review, and our management team devoted significant time to the Review. Moreover, we and certain of our officers were named as defendants in a putative securities class action that was filed in the U.S. District Court for the Southern District of New York in February 2021 (Guttentag v. Jianpu Technology Inc. et al. (case name later changed to Enrique Africa v. Jianpu Technology Inc. et al.), Case No. 21-cv-01419). Plaintiffs alleged, in sum and substance, that certain of our disclosures since the first quarter of 2018 contained material misstatements and omissions in relation to the issues identified in the Review and in violation of the federal securities laws. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” We and our current and former directors and officers may be subject to other litigation claims and to regulatory inquiries, investigations, or other proceedings arising from or relating to the Review or the Restatement. Regardless of the outcome of the filed lawsuit described above, any additional lawsuits that may be filed, or any regulatory inquiries, investigations, or proceedings that may be commenced, they will likely consume a significant amount of our internal resources and result in additional costs.

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

As we are a “non-accelerated filer,” our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, we and our independent registered public accounting firm, in connection with the preparation and audit of our consolidated financial statements for the year ended 2021, identified one material weakness in our internal control over financial reporting as of December 31, 2021, in accordance with the standards established by the Public Company Accounting Oversight Board (the “PCAOB”) of the United States. Following the identification of the material weakness, we have taken measures to remediate the material weakness. Based on assessment performed by our management on the performance of certain remediation measures, we determined that as of December 31, 2022, the material weakness continues to exist. As a result of the material weakness that continues to exist, management has concluded that our internal control over financial reporting was not effective as of December 31, 2022.

The material weakness previously identified and that continued to exist as of December 31, 2022, relates to the lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting policies and procedures, to address complex U.S. GAAP technical accounting issues, and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. We have implemented and are continuing to implement a number of measures to address the material weakness that has been identified. For details, see “Item 15. Controls and Procedures.” However, we cannot assure you that we will be able to continuously implement these measures to effectively remediate our material weakness, or that we will not identify additional material weaknesses or deficiencies in the future.

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

Risks Related to Doing Business in China

The mainland China government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in China. Our operations in China are governed by mainland China laws and regulations. The mainland China government has significant oversight and discretion over the conduct of our business, and it may intervene or influence our operations, as the government deems appropriate to advance regulatory and societal goals and policy positions. The mainland China government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the mainland China government affecting our business.

Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties.

The legislative efforts made by China over the past decades have significantly enhanced the protections afforded to various forms of foreign investments in mainland China. However, the PRC legal system is still evolving rapidly, and the PRC governmental authorities may continue to promulgate new laws and regulations regulating our business. The interpretation and implementation of such new laws and regulations may be uncertain. We cannot assure you that our business operations would not be deemed to violate any existing or future PRC laws or regulations, which in turn may limit or restrict us, and could materially and adversely affect our business and operations.

Furthermore, uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in mainland China could materially and adversely affect our business and impede our ability to continue our operations.

Any administrative and court proceedings in mainland China may be time-consuming, resulting in substantial costs and diversion of resources and management attention. Since administrative and court authorities in mainland China have certain discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

The Chinese government may promulgate relevant laws, rules and regulations that may impose additional and significant obligations and liabilities on overseas listed mainland China companies regarding data security, cross-border data flow, and compliance with mainland China’s securities laws. See also “— Risks Related to Our Business—Our business generates and processes a certain amount of data, and we are required to comply with mainland China laws and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.” It is uncertain whether or how these new laws, rules and regulations and the interpretation and implementation thereof may affect us, but among other things, our ability and the ability of our subsidiaries to obtain external financing through the issuance of equity securities overseas could be negatively affected.

Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. A substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies.

The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

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

The filing with the CSRC or other requirements from the CSRC or other mainland China government authorities may be required in connection with our offshore offerings under mainland China law, and, if required, we cannot predict whether or for how long we will be able to complete such filing or other required procedures.

On July 6, 2021, the relevant mainland China government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and relevant five guidelines on the application of Regulatory Rules, which took effect from March 31, 2023, requiring Chinese domestic companies’ overseas offerings and listings of equity securities be filed with the CSRC. The Overseas Listing Trial Measures clarifies the scope of overseas offerings and listings by Chinese domestic companies which are subject to the filing and reporting requirements thereunder, and provides, among others, that Chinese domestic companies that have already directly or indirectly offered and listed securities in overseas markets prior to the effectiveness of the Overseas Listing Trial Measures shall fulfill their filing obligations and report relevant information to the CSRC within three working days after conducting a follow-on offering of equity securities, a secondary listing, a going-private transaction or other equivalent offering activities, and follow the relevant reporting requirements within three working days upon the occurrence and public disclosure of any specified circumstances provided thereunder. As the Overseas Listing Trial Measures were newly issued, uncertainties still exist regarding their interpretation, implementation and enforcement. In connection with our future overseas offering or listing activities, we cannot assure that we can accomplish the required filings or other regulatory procedures in a timely manner, or at all.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval or other procedures from the CSRC or other regulatory authorities, including the cybersecurity review under the Cybersecurity Review Measures and the draft of Regulations on the Administration of Cyber Data Security, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such required procedures and any such approval or required procedures could be rescinded or rejected. Any failure to obtain or delay in obtaining relevant approval or completing relevant filing or other regulatory procedures for our offshore offerings, or a rescission of any such approval or filing or other regulatory procedures if obtained by us, would subject us to penalties by the CSRC or other mainland China regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from our offshore offerings into mainland China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other mainland China regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, any uncertainties or negative publicity regarding such regulatory requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law, and its implementing rules and other foreign investment related regulations and how they may impact our business, financial condition and results of operations.

The variable interest entity structure has been adopted by many China-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in mainland China. The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 Draft FIL, according to which, variable interest entities that are controlled via contractual arrangements would also be deemed as foreign-invested entities, if they are ultimately “controlled” by foreign investors. In March 2019, the PRC National People’s Congress promulgated the Foreign Investment Law, and in December 2019, the State Council promulgated the Implementing Rules to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both became effective from January 1, 2020 and replaced the major previous laws and regulations governing foreign investments in mainland China. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in mainland China, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in mainland China solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within mainland China, (iii) foreign investors investing in new projects in mainland China solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Foreign Investment Law and the Implementing Rules do not introduce the concept of “control” in determining whether a company would be considered as a foreign-invested enterprise, nor do they explicitly provide whether the variable interest entity structure would be deemed as a method of foreign investment. However, the Foreign Investment Law has a catch-all provision that includes into the definition of “foreign investments” made by foreign investors in mainland China in other methods as specified in laws, administrative regulations, or as stipulated by the State Council, and as the relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the Foreign Investment Law, the possibility cannot be ruled out that the concept of “control” as stated in the 2015 Draft FIL may be embodied in, or the variable interest entity structure adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules. Furthermore, on December 19, 2020, the National Development and Reform Commission, or the NDRC and the Ministry of Commerce promulgated the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, investments in military, national defense-related areas or in locations in proximity to military facilities, or investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, IT, Internet products and services, financial services and technology sectors, are required to be approved by designated governmental authorities in advance. Although the term “investment through other means” is not clearly defined under the Foreign Investment Security Review Measures, we cannot rule out the possibility that control through contractual arrangement may be regarded as a form of actual control and therefore require approval from the competent governmental authority. As of the date of this annual report, uncertainties still exist with respect to its interpretation and implementation. Accordingly, there are substantial uncertainties as to whether the VIE structure may be deemed as a method of foreign investment in the future. If the consolidated VIEs were deemed as foreign-invested enterprises under any of such future laws, regulations and rules, and any of the businesses that we or the VIEs operate would be in the “negative list” for foreign investment and therefore be subject to foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect our business, financial condition and results of operations. Furthermore, if foreign investment related laws, administrative regulations or rules change in the future, we may need to take further actions with respect to our existing contractual arrangements for the purpose of having better operational control on the VIEs; however, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or other regulatory compliance challenges could materially and adversely affect our current corporate structure, business, financial condition and results of operations.

We may be adversely affected by the complexity, uncertainties and changes in mainland China’s regulation of internet-related businesses and companies and other businesses we and the VIEs are or will be engaged in.

The mainland China government extensively regulates the internet industry, including foreign ownership and the licensing and permit requirements for companies in the internet industry. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Foreign Investment” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Value-Added Telecommunications Services.” These laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

Due to the restriction of foreign investment in businesses providing value-added telecommunications services in mainland China, including internet information provision services, we rely on the contractual arrangements with RDD, one of the VIEs, to provide such services. RDD has obtained an ICP license. Any challenge to the validity of these arrangements may significantly disrupt our business, subject us to sanctions, compromise enforceability of our contractual arrangements, or have other harmful effects on us. It is uncertain if the VIEs will be required to obtain a separate operating license in addition to the value-added telecommunications business operating licenses for internet content provision services.

Although we believe that we or the VIEs are not explicitly required to obtain a separate license for our mobile applications, there can be no assurance that we or the VIEs will not be required to apply for such license in the future.

The interpretation and application of existing laws, regulations and policies and possible new laws, regulations or policies of mainland China relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in mainland China, including our business. For instance, on August 1, 2019, the General Office of the State Council promulgated the Guiding Opinions on Promoting the Well-regulated and Sound Development of the Platform Economy, or the Guiding Opinions on Platform Economy, which provide that the market access management and the operational and post-operational supervision of the financial business of internet platforms involving financial services shall be subject to laws, regulations and the relevant provisions. Establishment of financial institutions, operation of financial activities, provision of financial information intermediary and transaction matching services shall be subject to entry administration according to the laws. Due to the lack of further interpretations of the Guiding Opinions on Platform Economy, it is uncertain whether we will be deemed as providing “financial information intermediary and transaction matching services” as prescribed under the Guiding Opinions on Platform Economy and be subject to entry administration. Therefore, we cannot assure you that we and the VIEs have obtained all the permits or licenses required for conducting our business in mainland China or will be able to maintain our existing licenses or obtain new ones, and we cannot assure you that we and the VIEs will not be required in the future by the relevant governmental authorities to obtain other approvals or licenses. If we or the VIEs were required to obtain any new approval or license, we or the VIEs may not be able to obtain such license or approval in a timely manner, or at all.

As a platform, we have been continuously improving and innovating products, services and solutions to better empower our users and enable financial service providers. For instance, we launched our social media and partner program in the third quarter of 2018, within which we introduced a cooperation system with our users who may register as our business partners in carrying out the financial product recommendation services on our platform (see “Item 4. Information on the Company—B. Business Overview—Our Open Platform—Our Users—Marketing and User Acquisition”). We leveraged our integrated marketing solutions and recommendation capabilities to expand into non-financial product category starting in the first quarter of 2021. Given the complexity, uncertainties and changes in mainland China regulations, and that we have limited control over our users and financial service providers on our platform and may not be able to effectively monitor their activities, so we cannot assure you that our practices or the activities of our users and financial service providers will not be deemed to violate any existing or future laws, regulations or policies. If any of our practices or the activities of our users and financial service providers is deemed to violate any existing or future laws, regulations or policies, we may be ordered to cease such activities, and may be subject to other penalties as determined by the relevant government authorities, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

In addition, we started to operate insurance brokerage business through Shanghai Anguo Insurance Brokerage Co., Ltd. since the fourth quarter of 2019. The insurance brokerage business is a highly regulated industry in mainland China, and the regulatory regime continues to evolve. The China Banking and Insurance Regulatory Commission, or the CBIRC, which will be merged into the State Administration for Finance Regulation, has extensive authority to supervise and regulate the insurance industry in mainland China and has been enhancing its supervision over this industry in recent years, and new laws, regulations and regulatory requirements have been promulgated and implemented from time to time. We face challenges brought by these new laws, regulations and regulatory requirements, as well as significant uncertainties in the interpretation and application thereof. We might be required to spend significant time and resources in order to comply with any material changes in the regulatory environment, which could trigger significant changes to the competitive landscape of our insurance brokerage business and we may lose some or all of our competitive advantages during this process. Moreover, the CBIRC and its local branches may conduct various examinations and inspections on our insurance brokerage business operations from time to time, which could cover a broad range of aspects, including financial reporting, tax reporting, internal control and compliance with applicable laws, rules and regulations. If any non-compliance incidents in our insurance brokerage business operation are identified, we may be required to take certain rectification measures in accordance with applicable laws and regulations, or we may be subject to other administrative penalties. If our insurance brokerage license is revoked due to any non-compliance, we would not be able to continue to carry out our insurance brokerage business, and our business and financial condition would be materially and adversely affected.

We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries in mainland China to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. For a detailed discussion of applicable mainland China regulations governing distribution of dividends, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” Additionally, if our subsidiaries in mainland China incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, tax authorities in mainland China may require our subsidiaries to adjust their taxable income under the contractual arrangements they currently have in place with the VIEs in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our contractual arrangements with the VIEs may be subject to scrutiny by the tax authorities in mainland China and they may determine that we or the VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

Any limitation on the ability of our subsidiaries in mainland China to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “Item 3. Key Information- D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a mainland China resident enterprise for mainland China income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders or ADS holders.”

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or mainland China or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our costs and expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the amount of Renminbi we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by mainland China exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Mainland China regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our subsidiaries in mainland China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under mainland China laws and regulations, we are permitted to utilize the proceeds from our IPO and the concurrent private placements to fund our subsidiaries in mainland China by making loans to or additional capital contributions to our subsidiaries in mainland China, subject to applicable government registration and approval requirements. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Exchange—Regulation on Foreign Currency Exchange.” These mainland China laws and regulations may significantly limit our ability to use Renminbi converted from the net proceeds of our IPO and the concurrent private placements to fund the establishment of new entities in China by our subsidiaries in mainland China, to invest in or acquire any other companies in mainland China through our subsidiaries in mainland China, or to establish new variable interest entities in China. Moreover, we cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our subsidiaries in mainland China or future capital contributions by us to our subsidiaries in mainland China. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our operations in mainland China may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The mainland China government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. Under existing mainland China foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenditures such as the repayment of loans denominated in foreign currencies. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Exchange—Regulation on Foreign Currency Exchange.”

Since 2016, the mainland China government has tightened its foreign exchange policies again and stepped up scrutiny of major outbound capital movement. More restrictions and a substantial vetting process have been put in place by SAFE to regulate cross-border transactions falling under the capital account. The mainland China government may also restrict access in the future to foreign currencies for current account transactions, at its discretion. We receive substantially all of our revenues in Renminbi. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Mainland China regulations relating to offshore investment activities by mainland China residents may limit the ability of our subsidiaries in mainland China to increase their registered capital or distribute profits to us or otherwise expose us or our mainland China resident beneficial owners to liability and penalties under mainland China law.

SAFE requires mainland China residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such mainland China residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes certain material events. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Exchange—Regulations on Foreign Exchange Registration of Overseas Investment by mainland China Residents.”

If our shareholders who are mainland China residents or entities do not complete their registration with the local SAFE branches, our subsidiaries in mainland China may be prohibited from distributing their profits and any proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our subsidiaries in mainland China. Moreover, failure to comply with SAFE registration requirements could result in liability under mainland China laws for evasion of applicable foreign exchange restrictions. All of the shareholders who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being mainland China residents have completed the initial foreign exchange registrations.

However, we may not be informed of the identities of all the mainland China residents or entities holding direct or indirect interests in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are mainland China residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our subsidiaries in mainland China, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit the ability of our subsidiaries in mainland China to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

The M&A Rules and certain other mainland China regulations establish required procedures for some acquisitions of mainland China companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of mainland China laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the Anti-Monopoly Law itself, these include the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six mainland China regulatory agencies in 2006, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules, promulgated in 2011. These laws and regulations impose requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a mainland China domestic enterprise. In addition, the Anti-Monopoly Law requires that the anti-monopoly enforcement agency be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approvals from the anti-monopoly enforcement agency or the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Any failure to comply with mainland China regulations regarding the registration requirements for employee stock incentive plans may subject the mainland China plan participants or us to fines and other legal or administrative sanctions.

Under SAFE regulations, mainland China residents who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Stock Incentive Plans.” We and our mainland China resident directors, employees and consultants who participate in our share incentive plans are subject to these regulations. If we or any of these mainland China resident directors, employees and consultants fail to comply with these regulations, we or such directors, employees and consultants may be subject to fines and other legal or administrative sanctions. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under mainland China law.

If we are classified as a mainland China resident enterprise for mainland China income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with a “de facto management body” within mainland China is considered a mainland China resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a mainland China-controlled enterprise that is incorporated offshore is located in China. Although Circular 82 only applies to offshore enterprises controlled by mainland China enterprises or mainland China enterprise groups, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a mainland China enterprise or a mainland China enterprise group will be regarded as a mainland China tax resident by virtue of having its “de facto management body” in China and will be subject to mainland China enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the senior management team in charge of day-to-day operation is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.

We believe that none of our entities outside of mainland China is a mainland China resident enterprise for mainland China tax purposes. However, the tax resident status of an enterprise is subject to determination by the mainland China tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the mainland China tax authorities determine that we are a mainland China resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with mainland China enterprise income tax reporting obligations. In addition, gains realized on the sale or other disposition of our ADSs or Class A ordinary shares may be subject to mainland China tax, at a rate of 10% in the case of non- mainland China enterprises or 20% in the case of non-mainland China individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from mainland China sources. It is unclear whether non-mainland China shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and mainland China in the event that we are treated as a mainland China resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.

We may not be able to obtain certain benefits under the relevant tax arrangement for dividends paid by our subsidiaries in mainland China to us through our Hong Kong subsidiaries.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our subsidiaries in mainland China to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a mainland China “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with mainland China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise is the beneficial owner of the dividends and owns no less than 25% of a mainland China enterprise. The State Administration of Taxation promulgated SAT Circular 9 in February 2018, which became effective from April 2018 and stipulates that in determining whether a non-resident enterprise has the status as a beneficial owner, comprehensive analysis shall be conducted based on the factors listed therein and the actual circumstances of the specific case shall be taken into consideration. Specifically, it expressly excludes an agent or a designated payee from being considered as a “beneficial owner”. Furthermore, the Announcement of the State Taxation Administration on Issuing the Measures for Non-resident Taxpayers’ Enjoyment of Treaty Benefits, which became effective in January 2020, requires non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—Mainland China.” We do not have any present plan to have our subsidiaries to distribute their earnings overseas, and we intend to retain most, if not all, of our available funds and any future earnings in China to operate and expand our business within mainland China. Accordingly, we did not record any withholding tax on the retained earnings of our subsidiaries in mainland China as of December 31, 2020, 2021 and 2022. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to any dividends to be paid by our subsidiaries in mainland China to our Hong Kong subsidiaries.

We and our shareholders face uncertainty with respect to indirect transfers of equity interests in mainland China resident enterprises, assets attributed to a mainland China establishment of a non-mainland China company or immovable properties located in China owned by non-mainland China companies.

In February 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7. In October, 2017, SAT issued the Bulletin of SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or the SAT Bulletin 37, which became effective on December 1, 2017 and repealed certain rules stipulated SAT Bulletin 7. The Bulletin 37 further details and clarifies the tax withholding methods in respect of income of non-resident enterprises. Pursuant to the applicable laws and regulations, an “indirect transfer” of assets, including equity interests in a mainland China resident enterprise, by non-mainland China resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if the arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of mainland China enterprise income tax. As a result, gains derived from the indirect transfer may be subject to mainland China enterprise income tax. According to SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in mainland China resident enterprises. Gains derived from the transfer of mainland China taxable assets by a direct holder that is a non-mainland China resident enterprise is subject to mainland China enterprise income taxes. When determining whether an arrangement has a “reasonable commercial purpose”, the following factors are considered: whether the value of the equity interest of the relevant offshore enterprise is mainly derived from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China; whether the income of the relevant offshore enterprise is mainly generated from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding mainland China taxable assets have real commercial nature as evidenced by actual function and risk exposure; for how long the existing business model and organizational structure of the relevant offshore enterprise has existed; the replicability of the arrangement by direct transfer of mainland China taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. Gains derived from an indirect offshore transfer of assets of a mainland China establishment or place of business are to be included in the enterprise income tax filing of mainland China establishment or place of business, and are subject to a mainland China enterprise income tax rate of 25%. In case of a transfer of immovable properties located in China or of equity investments in a mainland China resident enterprise, which is not related to a mainland China establishment or place of business of a non-resident enterprise, a mainland China enterprise income tax rate of 10% applies, subject to available preferential tax treatment under applicable tax treaties or similar arrangements. The party who is obligated to pay for the transfer has the withholding obligation with respect to the transfer. Where the payor fails to withhold sufficient tax, the transferor is required to declare and pay such tax to the tax authority by itself. Where a transferor fails to declare and pay such tax, the tax authority may require it to pay during a specified period, and the transferor shall declare and pay such tax during the period determined by the tax authority; and where the transferor declares and pays tax on its own initiative before the specified period expires, it shall be deemed to have paid such tax as scheduled. SAT Bulletin 7 does not apply to sales of shares by investors through a public stock exchange if the shares were acquired by the investors through a public stock exchange.

We face uncertainties as to the application of SAT Bulletin 37 and SAT Bulletin 7, including reporting and other obligations with respect to certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. We may be subject to filing obligations or taxed as the transferor, or subject to withholding obligations as the transferee, in the transactions. For transfer of our shares by investors that are non-mainland China resident enterprises, our subsidiaries in mainland China may be requested to assist in filings under SAT Bulletin 7. We may be required to allocate valuable resources to comply with SAT Bulletin 37 and SAT Bulletin 7, to request relevant transferors from whom we purchase taxable assets to comply with these rules, or to establish that we should not be taxed under these rules, which may have a material adverse effect on our financial condition and results of operations.

Our shareholders may face difficulties in protecting their interests, and the ability of our shareholders and the U.S. authorities to bring actions against us may be limited in the foreign jurisdictions where we operate.

Subject to jurisdictional limitations and various other factors, the ability of U.S. authorities to investigate and bring enforcement actions against companies may be limited in certain foreign jurisdictions, including mainland China. For example, in mainland China, there are certain legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside mainland China. According to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of mainland China. In addition, on February 24, 2023, the CSRC and several other mainland China authorities promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, which provides that where an overseas securities regulator and a competent overseas authority requests to inspect, investigate or collect evidence from a mainland China domestic company concerning overseas offering and listing, or to inspect, investigate, or collect evidence from the mainland China domestic securities companies and securities service providers that provide relevant services for such mainland China domestic companies, such inspection, investigation and evidence collection shall be conducted under a cross-border regulatory cooperation mechanism, and the CSRC or other competent mainland China authorities will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanisms. The mainland China domestic company, securities companies and securities service providers shall first obtain approval from the CSRC or other competent mainland China authorities before cooperating with the inspection and investigation by the overseas securities regulator or competent overseas authority, or providing documents and materials requested in such inspection and investigation. Accordingly, without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. As such, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China and the potential obstacles for information provision may further increase difficulties you face in protecting your interests. See also “—Risks Related to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.”

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under mainland China law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant mainland China market regulation administrative authorities.

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

Risks Related to Our ADSs

If we cannot meet the continued listing requirements of the New York Stock Exchange, our ADSs may be subject to delisting from the New York Stock Exchange, which would have a material adverse effect on our business, financial condition, prospects and liquidity and the value of our ADSs.

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

Since our ADSs became listed on NYSE on November 16, 2017, the trading price of our ADSs has fluctuated significantly. The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of mainland China companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their IPOs. The trading performances of these mainland China companies’ securities after their offerings may affect the attitudes of investors toward mainland China companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

We have been named as a defendant in putative shareholder class action lawsuits in the United States and we may be involved in more class action lawsuits in the future. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for details about the past lawsuits. Such lawsuits could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suits, which could harm our results of operations and our reputation, and could restrict our ability to raise capital in the future. In addition, if any of the claims brought against us is successfully made, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2022, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Based on the nature and composition of our assets (in particular, the retention of substantial amounts of cash, deposits, and investments), and the market price of our ADSs and Class A ordinary shares, we believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2022, and we will likely be a PFIC for the current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of income.

If we are classified as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) holds our ADSs or Class A ordinary shares, such U.S. Holder will generally be subject to reporting requirements and certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—Passive Foreign Investment Company Rules.”

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

On July 31, 2018, RONG360 completed the share distribution of our ordinary shares held by it to the existing shareholders of RONG360 in proportion to RONG360’s shareholding structure, and thus completed the Restructuring to strengthen our positioning as an independent open platform. As of February 28, 2023, Mr. Daqing (David) Ye, Mr. Jiayan Lu, Mr. Caofeng Liu and Mr. Chenchao Zhuang hold Class B ordinary shares and beneficially own approximately 76.5% of the aggregate voting power of our company. As a result of the dual-class share structure and the concentration of ownership, holders of our Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. We may incur share-based compensation expenses as a result of adopting this dual-class share structure. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. In addition, we may incur share-based compensation expenses as a result of adopting this dual-class share structure.

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our ADSs and could diminish our cash reserves.

Our board of directors has authorized share repurchase programs in the past and may in the future authorize additional share repurchase programs. We cannot guarantee that any share repurchase program authorized by our board of directors will be fully consummated or will enhance long-term shareholder value. Share repurchase programs could affect the price of our ADSs and increase volatility and may be suspended or terminated, which may result in a decrease in the trading price of our ADSs. The implementation of a share repurchase program could also diminish our cash reserves.

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

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act of the Cayman Islands, as amended, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are governed by the memorandum and articles of association of the Company, the Companies Act and the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands (as compared to the U.S. laws) as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands (except for those decisions handed down from the Judicial Committee of the Privy Council to the extent that these have been appealed from the Cayman Islands courts). The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, if shareholders want to proceed against the Company outside of the Cayman Islands, they will need to demonstrate that they have standing to initiate a shareholder derivative action in a federal court of the United States. Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The Cayman Islands courts are also unlikely to recognize or enforce against us judgments of the United States courts based on certain civil liability provisions of securities laws of the United States, or to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of securities laws of the United States that are penal in nature. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the Cayman Islands courts will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

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

We are a Cayman Islands exempted company with limited liability and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, most of our current directors and officers named in this annual report are nationals and residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of mainland China may render you unable to enforce a judgment against us, our assets, our directors and officers or their assets.

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

We were named as a defendant in two putative shareholder class action lawsuits in the United States, and we may be involved in more class action lawsuits in the future. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” Such lawsuits could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuits. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

We commenced our operations in 2011, when Beijing Rongshiji Information Technology Co., Ltd. was established in preparation for the launch of our platform. Mr. Daqing (David) Ye, the chairman of our board of directors and our chief executive officer, Mr. Jiayan Lu, our director, Mr. Caofeng Liu, our chief technology officer, and Mr. Chenchao Zhuang, are our co-founders.

RONG360 Inc. was established in 2012 as the offshore holding company for this business. RONG360 Inc. established RONG360 (Hong Kong) Limited in 2012 as its intermediary holding company. RONG360 (Hong Kong) Limited subsequently established two wholly owned subsidiaries in China in 2012, Beijing Ronglian Shiji Information Technology Co., Ltd. and Tianjin Rongshiji Information Technology Co., Ltd.

RONG360 Inc. obtained control and became the primary beneficiary of Beijing Rongshiji Information Technology Co., Ltd. in 2012 by entering into a series of contractual arrangements with it and its shareholders through Beijing Ronglian Shiji Information Technology Co., Ltd. Due to mainland China legal restrictions on foreign ownership of internet-based businesses, RONG360 has relied on these contractual arrangements to conduct a significant part of its operations in China.

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

On June 1, 2017, RONG360 Inc. established a wholly owned subsidiary, Jianpu Technology Inc., in the Cayman Islands. On June 19, 2017, Jianpu Technology Inc. established a wholly owned subsidiary, Jianpu (Hong Kong) Limited, in Hong Kong. RDD was established on March 3, 2017 as a wholly owned subsidiary in mainland China of Beijing Rongshiji Information Technology Co., Ltd. and Beijing Ronglian Shiji Information Technology Co., Ltd., and RONG360 (Hong Kong) Limited established Beijing Rongqiniu Information Technology Co., Ltd., or RQN, on August 21, 2017, as a sino-foreign joint venture under mainland China law. Immediately after RQN was established, RQN entered into a series of variable interest entity arrangements with RDD and its then sole shareholder, Beijing Rongshiji Information Technology Co., Ltd.

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

From 2018 until now, we have set up and acquired several subsidiaries and variable interest entities to support our business growth in China and overseas. We introduced our insurance brokerage business after completing the acquisition of an insurance brokerage license at the end of 2019. Through the acquisition of 50.5% of equity interests in Newsky Wisdom Treasure (Beijing) Co., Ltd. (“Newsky Wisdom”) in 2020, we have been providing system-based total solutions to our financial service providers. In addition, we acquired majority of equity interest in a Hong Kong based independent digital media platform in 2019 and secured three registrations in respect of financial marketplace, credit scoring and verification technology in Indonesia in 2020 and 2021. We also leveraged our integrated marketing solutions and recommendation capabilities to expand into non-financial product category starting in the first quarter of 2021. For more details, see “Item 4. Information on the Company-C. Organizational Structure.”

Our principal executive offices are located at 5F Times Cyber Building, 19 South Haidian Road, Haidian District, Beijing, People’s Republic of China. Our telephone number at this address is +86-10-8262-5755. Our registered office in the Cayman Islands is located at the offices of Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite #5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168. We maintain our web site at ir.jianpu.ai.

The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for a discussion of our capital expenditures.

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

We primarily generate our revenue from fees that we charge financial service providers or their agents and/or sales representatives for recommendation services for loan and credit card products on a cost-per-action basis or cost-per-success basis, and from commissions from insurance companies for insurance products brokerage service as a pre-agreed percentage of the insurance premium. We also offer financial service providers big data and risk management services and solutions and software as a service, or SaaS-based solutions.

We launched our online platform with loan products recommendation services in the first quarter of 2012, and introduced credit card recommendation services in the third quarter of 2013. In the fourth quarter of 2019, we further diversified the types of financial products on our platform by introducing insurance products. We introduced our risk management services and solutions in the second quarter of 2015, and enriched our SaaS-based modules and provided system-based total solutions in 2019 and 2020. Starting in 2019, we also began expanding our footprints to outside of mainland China, including Hong Kong and Southeast Asia in 2019. In the first quarter of 2021, we further expanded into non-financial product category by leveraging our integrated marketing solutions and recommendation capabilities.

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

As of December 31, 2022, we have also cooperated with more than 50 credit card issuers that accept online applications in China, including certain state-owned banks, joint-stock banks, and city and urban commercial banks. Our credit card recommendation services revenue is generally determined on a cost-per-success basis, where the success is most often defined as the issuance of a credit card and in other cases by the completion of an application or the first usage of a credit card, depending on the issuer’s policy. Our credit card recommendation services revenue accounted for 48% of our total revenues for 2022, and our credit card volume in 2022, which is our measure of the number of credit cards we generated revenues from, was approximately 4.2 million as of December 31, 2022.

We started providing credit card recommendation services in Hong Kong after completing the acquisition of 55% of equity interests in a Hong Kong-based independent digital media platform specializing in the field of financial services in 2019. We further acquired the equity interests from the minority shareholder in the fourth quarter of 2022 and we currently hold 85% of equity interests in this acquired company.

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

We have cooperated with a large and diversified group of financial service providers directly, including banks, consumer finance companies and other licensed financial institutions, or indirectly through their authorized partners, agents and/or sales representatives in China.

Towards the end of 2019, we began to offer loan recommendation services in Southeast Asia. We applied our successful experiences and mature business model in China to the overseas market and cooperated with dozens of financial service providers in 2022.

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

Insurance products

To diversify the financial product categories on our platform, we introduced insurance brokerage services under the brand name Anguo Insurance Brokerage after completing the acquisition of a licensed insurance brokerage company in China in the fourth quarter of 2019. We have a team of experienced insurance brokers and distribute a wide range of insurance products underwritten by insurance companies we cooperate with. The insurance products we distribute can be categorized into two major categories: life and health insurance products, and non-life insurance products. In 2022, revenue generated from our insurance brokerage services accounted for 7% of our total revenues.

We, together with the individual brokers registered on our platform, distribute insurance products underwritten by insurance companies operating in China to our users. We have an extensive independent insurance product distribution network with approximately 2,200 brokers in 16 provinces in China as of December 31, 2022. We do not assume underwriting risks for the insurance products we distribute. We are compensated for our services by commissions paid by insurance companies, typically based on a percentage of the premium paid by the insured.

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

Other Products

We introduced wealth management information services to our platform in the second quarter of 2014. Unlike with loans and credit cards, our users are investors rather than borrowers in relation to wealth management products, so we provide them with information about the terms and conditions of the products and the relative credit risk of the different financial service providers that offer the products. While users can obtain information on wealth management products on our platform, we have made a deliberate choice not to host purchases of these products on our platform, due in part to regulatory uncertainty, potential investment risk for our users and the potential impact on our brand. We purposely avoid monetizing such content and information that we provide on our platform. We expanded into non-financial product category in the first quarter of 2021 and provide integrated marketing solutions and services in respect of user acquisition, product promotion and other marketing activities to e-commerce marketplaces, telecommunication service providers and other merchants.

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

Our platform has three different models for the approval process of financial products.

●	Online approval. For most credit card applications and some loan applications, we generate click-throughs for financial service providers. We refer the user directly to their website. The application, decisioning and approval process are completed on the financial service provider’s online platform.
●	Offline approval. For loan products offered by traditional financial service providers, the user’s application typically is referred to a loan sales representative at the financial service provider, who normally contacts the user offline to explain what other steps need to be taken to complete the application. The user then relies on the loan sales representative for assistance with the rest of the application and approval process.
●	End-to-end approval. For some loan products, users are supported by our platform throughout the lifetime of a financial product, including submitting the application and related documents, receiving notification of approval and making payments.

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

The social media and partner program has been very effective in user acquisition and engagement, and is particularly impactful in the recommendation of credit card products on our platform to new users. In 2022, approximately 60% of the credit card volume on our platform were contributed by the social media and partner program.

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

Starting in the first quarter of 2021, we leveraged our integrated marketing solutions and recommendation capabilities to expand into non-financial product category. In 2022, the revenue of marketing and other services grew by 62% from 2021, validating our initial success of category expansion. We plan to continue to leverage the social media and partner program for user acquisition as we expand into other financial product categories and new businesses.

Content

Our platform provides rich and professional content to our users as a way of driving user engagement and cultivating user loyalty. We have a wealth of information on a wide range of financial products on our platform and we empower users to compare and contrast different products within and across product categories. We also provide a variety of third-party information on the subjects of personal finances, wealth management, financial planning, fraud prevention and consumer rights protection. In addition, we have a dedicated team that creates additional content for our platform that is used by academic institutions, industry experts and government bodies. For example, we have issued a series of reports and analyses related to mortgages, consumer loans, the consumer finance industry, etc. Content is available in a number of forms including short videos, Vlogs, cartoons, online articles and offline booklets and handouts, and we distribute our content through a third-party syndicated content network that includes CCTV, Xinhua Finance, ChinaNews, People’s Daily Online, Yahoo Finance, etc., as well as Tencent’s Wechat social media platform, Kwai’s video platform, ByteDance’s news and short video platform. We believe that our content library attracts both existing and potential users to our platform and complements our other channels for attracting user traffic.

Financial Service Providers

We have cooperated with a large and diversified group of financial service providers directly, including banks, consumer finance companies, insurance companies and other licensed financial institutions, or indirectly through their authorized partners, agents and/or sales representatives in China. Through the cooperation, the financial service providers and/or their authorized partners and agents offered a wide variety of financial products on our platform.

We have established a very strong cooperative relationship with credit card issuing banks. As of December 31, 2022, we have worked with more than 50 credit card issuers that accept online applications in China, including state-owned banks, joint-stock banks and city and urban commercial banks. Since 2018, we have also broadened and diversified our credit card partners network to include more of the banks’ local branches and authorized partners. With years of experiences in loan recommendation services, we have attracted diversified financial service providers offering loan products, including banks, consumer finance companies, micro-loan companies and other licensed financial institutions, as well as their agents and/or sales representatives. The types of insurance products available on our platform include life insurance and non-life insurance.

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

Sales and marketing solutions and other marketing services

Our platform provides efficient and effective sales and marketing solutions to financial service providers and other customers. We perform an initial screening of users based on information provided by them or otherwise obtained with their express permission. We check for patterns of suspicious activity or information that is not consistent or appears to be fabricated. We synthesize information from our users with data from financial service providers and third-party data partners to build up a user profile. This allows us to match users with financial products and allocate them to financial service providers.

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

Screening of financial service providers and financial products

We screen the financial products that are offered on our platform based on the financial service provider’s licensing status, the suitability of their products for our users, the creditworthiness of the financial service provider, the quality of their customer service provided by the financial service provider, the terms and conditions of the financial products and other factors. One major step in the screening of financial products is examining and verifying the qualifications of the financial service providers that offer them. We examine their business licenses, the qualification certificates for their products and their reputation in the industry and make inquiries about the market acceptance of their financial products. As part of our internal control process, we conduct our own due diligence on financial service providers and maintain a whitelist of financial service providers based on our verification results. We typically enter into framework agreements of fixed terms with financial service providers and renew them periodically if the relationship continues to be satisfactory. Starting in 2019, we have strengthened the management of our existing financial service provider partners. For example, we regularly conduct random checks and screenings of our existing financial service provider partners during the term of our cooperation with them to ensure the continual suitability of their financial products for our users, including re-examining their business licenses, the qualification certificates for their products and their current business operation status, and maintain a blacklist for non-compliant financial service providers. We also constantly monitor user feedback of each financial product and financial service provider as well as other related public social indicators to ensure that we can promptly identify and deal with risky financial products and financial service providers.

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

Data Analysis and Compliance

Data sources. Users provide information to us with consent when they register on our platform and when they apply for financial products through our platform. We have authorized data on applications, approvals and credit performance from financial service providers. We also collaborate with third-party data partners with respect to data obtained with users’ permission.

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

Compliance and user privacy protection. We have consistently strived to comply with data protection laws and regulations in mainland China and engage in data encryption and safe storage for our user privacy protection. We have been certified by the Zhuoxin (Advanced Information Security) Big Data Program led by the China Academy of Information and Communication Technology which is poised to establish a comprehensive data governance ecosystem and help enterprises step up their data security capabilities. Our big data and risk management service platform has been recognized at the third level of the cybersecurity protection system. In addition, we have set up a dedicated unit of security professionals, and in order to safeguard the security and reliability of data in service, we have built a full spectrum of cybersecurity operations throughout physical security, network security, server security, application security, data security and security policy. We have always adopted stringent management measures and technology-powered mechanisms throughout the entire data life cycle to ensure data security and compliance.

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

We employ a variety of marketing methods to promote our image as a reliable, smart and accessible platform. See “Item 4. Information on the Company-B. Business Overview—Our Open Platform—Our Users—Marketing and User Acquisition.”

We are a standing member of the National Internet Finance Association of China, the Beijing Internet Finance Association and the Zhongguancun Internet Finance Association and the Zhongguancun Modern Information Consumer Application Industry Technology Alliance. We are also a member of the Payment and Clearing Association of China, the Internet Society of China, the Shenzhen Internet Finance Association, the Beijing Communication Industry Association, the Beijing Zhongguancun High-Tech Enterprises Association and the Shanghai Foreign Investment Association. We have also received various awards in recognition of our business, such as the prestigious “2021 Top 10 Fintech Innovation Award” awarded by The Chinese Banker, the “Specialized Accreditation of Big Data Platform Security” in 2021, and the Data Security Compliance Best Practices Award in 2022 awarded by the China Academy of Information and Communications Technology under the Ministry of Industry and Information Technology and the “Innovation and Entrepreneurship Practice Award” in 2022 awarded at the Harvard Business Review Ram Charan Management Practice Awards.

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

Seasonality

Our revenue and operating results have fluctuated in the past from quarter to quarter due in part to seasonal variations in demand for financial products. Typically, our revenue is lowest in the first quarter of the year, in part due to the reduced level of borrowing activities during the Chinese New Year holiday, and highest in the fourth quarter of the year. However, due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results. For example, in 2019, our revenue was highest in the first quarter with decreases in revenue in each subsequent quarter, which was primarily due to the continuous decreases in revenues from recommendation services for loan products, resulting from the continuous decreases in the number of financial products available on our platform given the credit tightening. In addition, the outbreak of the COVID-19 pandemic in 2020, 2021 and 2022 has disrupted the customary seasonal trends we previously experienced.

Intellectual Property

We seek to protect our technology, including our proprietary technology infrastructure and core software system, through a combination of copyrights, trade secrets, trademarks and confidentiality agreements. As of December 31, 2022, we hold or otherwise have legal right to use 254 registered copyrights for software or work of art, 200 registered domain names, including rong360.com, and 91 registered trademarks, including “Rong360.”

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

Regulations Related to Cybersecurity, Internet Information Security and Privacy Protection

The mainland China government has enacted laws and regulations with respect to cybersecurity, internet information security and protection of personal information from any inappropriate collection activities abuse or unauthorized disclosure. Internet information in mainland China is regulated and restricted from a national security standpoint. Mainland China laws impose criminal penalties for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. In addition, the Ministry of Public Security has promulgated measures prohibiting use of the internet in ways which result in a leak of state secrets or a spread of socially destabilizing content, among other things. If an internet information service provider violates any of these measures, competent authorities may revoke its operating license and shut down its websites.

Cybersecurity and Internet security in mainland China is also regulated and restricted from a national security standpoint. On July 1, 2015, the National People’s Congress Standing Committee promulgated the National Security Law, which took effect on the same date and replaced the former National Security Law promulgated in 1993. According to the National Security Law, the state shall ensure that the information system and data in important areas are secure and controllable. In addition, according to the National Security Law, the state shall establish national security review and supervision institutions and mechanisms, and conduct national security reviews of key technologies and IT products and services that affect or may affect national security. There are uncertainties on how the National Security Law will be implemented in practice.

The PRC Cybersecurity Law, which was promulgated in November 2016 and took effect on June 1, 2017, requires a network operator, including internet information services providers among others, to adopt technical measures and other necessary measures in accordance with applicable laws and regulations as well as compulsory national and industrial standards to safeguard the safety and stability of network operations, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Cybersecurity Law emphasizes that any individuals and organizations that use networks must not endanger network security or use networks to engage in unlawful activities such as those endangering national security, economic order and the social order or infringing the reputation, privacy, intellectual property rights and other lawful rights and interests of others. The Cybersecurity Law has also reaffirmed certain basic principles and requirements on personal information protection previously specified in other existing laws and regulations, including those described above. Any violation of the provisions and requirements under the Cybersecurity Law may subject an internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. Furthermore, on September 12, 2022, the CAC released the Draft Amendment to the Cybersecurity Law, which enhances the legal liability for violations of the current Cybersecurity Law, integrates and unifies the penalties for violations of network operation security protection obligations, critical information infrastructure security protection obligations and personal information protection obligations. Since such amendment was released only for soliciting public comments at this stage, uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation.

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

On December 28, 2021, the CAC, together with certain other mainland China governmental authorities, promulgated the Cybersecurity Review Measures which replaced the previous version and took effect from February 15, 2022. Pursuant to these measures, the purchase of network products and services by an operator of critical information infrastructure or the data processing activities of a network platform operator that affect or may affect national security will be subject to a cybersecurity review. In addition, any online platform operator possessing over one million users’ individual information must apply for a cybersecurity review before listing abroad. The competent governmental authorities may also initiate a cybersecurity review against the operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security.

Article 10 of the Cybersecurity Review Measures also set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review, including (i) risks of critical information infrastructure being illegally controlled or subject to interference or destruction; (ii) the harm caused by the disruption of the supply of the product or service to the business continuity of critical information infrastructure; (iii) the security, openness, transparency and diversity of sources of the product or service, the reliability of supply channels, and risks of supply disruption due to political, diplomatic, trade and other factors; (iv) compliance with mainland China laws, administrative regulations and departmental rules by the provider of the product or service; (v) the risk of core data, important data or a large amount of personal information being stolen, leaked, damaged, illegally used, or illegally transmitted overseas; (vi) the risk that critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, and maliciously used by foreign governments for a listing, as well as network information security risks; and (viii) other factors that may endanger the security of critical information infrastructure, cybersecurity and data security. However, there are still uncertainties as to the exact scope of network product or service or data processing activities that will or may affect national security, and mainland China governmental authorities may have discretion in the interpretation and enforcement of these measures.

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

On July 22, 2022, the Measures for the Security Assessment of Cross-border Data Transfer were promulgated by the CAC, which require that any data processor providing important data collected and generated during operations within mainland China or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. As these measures took effect recently, substantial uncertainties still exist with respect to the interpretation and implementation of these measures in practice and how they will affect our business operation and the value of our securities. Furthermore, on November 14, 2021, the CAC published a discussion draft of Regulations on the Administration of Cyber Data Security for public comment, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. The draft also provides that operators of large internet platforms that set up headquarters, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities. In addition, the draft also requires that data processors processing important data or going public overseas shall conduct an annual data security self-assessment or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of the CAC before January 31 each year. As of the date of this annual report, the abovementioned draft has not been formally adopted, and substantial uncertainties exist with respect to its enactment timetable, final content, interpretation and implementation. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the Ministry of Industry and Information Technology in 2011, an internet information service provider may not collect any personal information on a user or provide any such information to third parties without the user’s consent. It must expressly inform the user of the method, content and purpose of the collection and processing of such user’s personal information and may only collect information to the extent necessary to provide its services. An internet information service provider is also required to properly maintain users’ personal information, and in case of any leak or likely leak of such information, it must take immediate remedial measures and, in the event of a serious leak, report to the telecommunications regulatory authority immediately.

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

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued in 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations. In addition, according to the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues concerning the Application of the Law in Handling Criminal Cases Involving Crimes of Illegally Using the Information Network or Providing Aid for Criminal Activities regarding Information Network issued on October 21, 2019 and taking effect on November 1, 2019, a violator refusing to perform the obligation of safety management for the information network, causing the disclosure of user information, and falling under one of the following circumstances shall be deemed “causing serious consequences” as prescribed under the PRC Criminal Law: (i) causing the disclosure of not less than 500 pieces of location information, communication content, credit information, and property information; (ii) causing the disclosure of not less than 5,000 pieces of accommodation information, communication records, health and physiological information, transaction information and other user information that may affect personal or property safety; (iii) causing the disclosure of not less than 50,000 pieces of user information other than the information set forth in items (i) and (ii); (iv) causing the disclosure of user information which quantity does not meet the standards set forth in items (i), (ii) and (iii), but meets the relevant quantity standards after conversion at the corresponding proportion in aggregate; (v) causing deaths, serious injuries, mental disorders or kidnapping of others, or other serious consequences; (vi) causing material economic losses; (vii) seriously disturbing the social order; or (viii) causing other serious consequences. In addition, the Opinions of the Supreme People’s Court, the Supreme People’s Procuratorate, and the Ministry of Public Security on Several Issues Concerning the Application of Criminal Procedures in Handling of Criminal Cases Involving Information Networks, which took effect on September 1, 2022, further specifies detailed procedures on facilitating the handling of criminal cases of (i) refusing to fulfill the obligation of managing the information network security, (ii) illegally using the information networks, or (iii) assisting in the criminal activities of the information networks.

On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Office of the Ministry of Industry and Information Technology, the General Office of the Ministry of Public Security and the General Office of the SAMR jointly issued the Notice on the Measures for Determining the Illegal Collection and Use of Personal Information through Apps, which aims to provide reference for supervision and administration departments and provide guidance for app operators’ self-examination and self-correction and social supervision by netizens, and further elaborates the forms of behavior constituting inappropriate collection activities and use of the personal information through apps including: (i) failing to publish the rules on the collection and use of personal information; (ii) failing to explicitly explain the purposes, methods and scope of the collection and use of personal information; (iii) collecting and using personal information without the users’ consent; (iv) collecting personal information unrelated to the services it provides and beyond necessary principle; (v) providing personal information to others without the users’ consent; (vi) failing to provide the function of deleting or correcting the personal information according to the laws or failing to publish information such as ways of filing complaints and reports.

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

On August 20, 2021, the SCNPC promulgated the PRC Personal Information Protection Law, which took effect from November 1, 2021. Pursuant to the PRC Personal Information Protection Law, personal information refers to the information related to an identified or identifiable individual recorded electronically or by other means, excluding the anonymized information, and processing of personal information includes among others, the collection, storage, use, handling, transmission, provision, disclosure, deletion of personal information. In addition to processing of personal information within mainland China, the PRC Personal Information Protection Law also applies to the processing of personal information outside mainland China under any of the following circumstances: (i) where the purpose is to provide products or services to individuals within mainland China; (ii) when analyzing or assessing the activities of domestic individuals; or (iii) other circumstances as stipulated by laws and administrative regulations. The PRC Personal Information Protection Law explicitly sets forth the circumstances where it is allowed to process personal information, including (i) the consent from the individual has been obtained; (ii) it is necessary for the conclusion and performance of a contract under which an individual is a party, or it is necessary for human resource management in accordance with the labor related rules and regulations and the collective contracts formulated or concluded in accordance with laws; (iii) it is necessary to perform statutory duties or statutory obligations; (iv) it is necessary to respond to public health emergencies, or to protect the life, health and property safety of individuals in emergencies; (v) carrying out news reports, public opinion supervision and other acts for the public interest, and processing personal information within a reasonable scope; (vi) processing personal information disclosed by individuals or other legally disclosed personal information within a reasonable scope in accordance with this law; or (vii) other circumstances stipulated by laws and administrative regulations. In addition, this law emphasizes that individuals have the right to withdraw their consent to process their personal information, and the processors must not refuse to provide products or services on the grounds that the individuals do not agree to the processing of their personal information or withdraw their consent, unless processing of personal information is necessary for the provision of products or services. Before processing the personal information, the processors should truthfully, accurately and completely inform individuals of the following matters in a conspicuous manner and in clear and easy-to-understand language: (i) the name and contact information of the personal information processor; (ii) the purpose of processing personal information, processing method, type of personal information processed, and the retention period; (iii) methods and procedures for individuals to exercise their rights under this law; (iv) other matters that should be notified according to laws and administrative regulations. Furthermore, the law provides that personal information processors who use personal information to make automated decisions should ensure the transparency of decision-making and the fairness and impartiality of the results, and must not impose unreasonable differential treatment on individuals in terms of transaction prices and other transaction conditions.

In addition to the aforementioned general rules, the PRC Personal Information Protection Law also introduces the rules for processing sensitive personal information, which refers to the personal information that, once leaked or illegally used, can easily lead to the infringement of the personal dignity of natural persons or harm personal and property safety, including biometrics, religious beliefs, specific identities, medical health, financial accounts, whereabouts and other information, as well as personal information of minors under the age of fourteen. Personal information processors can process sensitive personal information only if they have a specific purpose and sufficient necessity, and take strict protective measures. In addition, the law provides rules for cross-border provision of personal information. In particular, it is provided that the operators of critical information infrastructures and the personal information processors that process personal information up to the number prescribed by the national cyberspace administration shall store personal information collected and generated within mainland China. If it is really necessary to provide such personal information overseas, they shall pass the security assessment organized by the national cyberspace administration, except as otherwise stipulated by laws, administrative regulations and the national cyberspace administration. Any processor in violation of this law may be subject to administrative penalties including rectifications, warnings, fines, confiscation of illegal gains, suspension of the apps illegally processing personal information or suspension of the relevant business, revocation of business operation permits or business licenses, civil liabilities or even criminal liabilities. The directly responsible personnel in charge and other directly responsible personnel may be imposed with fines and prohibited from serving as directors, supervisors, senior management personnel and personal information protection officers of related companies within a certain period of time. As the PRC Personal Information Protection Law is newly issued, and there are no further explanations or detailed rules or regulations with respect to its interpretation and implementation, we still face uncertainties how this law may be interpreted or implemented in ways that will negatively affect us.

Regulation Related to Foreign Investment

Foreign Investment law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the PRC Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020 and replaced three major previous laws on foreign investments in mainland China, namely, the Sino-foreign Equity Joint Venture Law, the Sino-foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their respective implementing rules. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in mainland China, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in mainland China solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within mainland China, (iii) foreign investors investing in new projects in mainland China solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Implementing Rules introduce a see-through principle and further provide that foreign-invested enterprises that invest in mainland China shall also be governed by the Foreign Investment Law and the Implementing Rules.

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market access stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s access to specific fields or industries, which will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other relevant departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investments beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with the special requirements on the shareholding, senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalogue of industries for which foreign investments are encouraged according to the needs for national economic and social development, to list the specific industries, fields and regions in which foreign investors are encouraged and guided to invest. The current industry entry clearance requirements governing investment activities in mainland China by foreign investors are set out in two categories, namely the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2021 version), or the 2021 Negative List, as promulgated by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce and taking effect on December 27, 2021, and the Encouraged Industry Catalogue for Foreign Investment (2022 version), as promulgated by the NDRC and the Ministry of Commerce on October 26, 2022 and taking effect on January 1, 2023. Industries not listed in these two catalogues are generally deemed “permitted” for foreign investment unless specifically restricted by other mainland China laws.

According to the Implementing Rules, the registration of foreign-invested enterprises shall be handled by the SAMR or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to licensing in accordance with laws, the relevant competent government department responsible for granting such license shall review the license application of the foreign investor in accordance with the same conditions and procedures applicable to mainland China domestic investors unless it is stipulated otherwise by the laws and administrative regulations, and the competent government department shall not impose discriminatory requirements on the foreign investor in terms of licensing conditions, application materials, reviewing steps and deadlines, etc.

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

Foreign Investment Restriction on Value-Added Telecommunications Services

According to the 2021 Negative List and the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, which were most recently amended by the State Council on April 7, 2022 and took effect on May 1, 2022, for the telecommunications businesses open for foreign investment according to China’s WTO commitment, except as otherwise stipulated by the state, the equity interest of foreign investors in the value-added telecommunications enterprises shall not exceed 50%. In particular, from May 1, 2022, the amended Administrative Regulations on Foreign-Invested Telecommunications Enterprises canceled the qualification requirement on the primary foreign investor in a foreign invested value-added telecommunications enterprise of having a good track record and operational experience in the value-added telecommunications industry as stipulated in the previous version.

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

In addition to the Telecommunications Regulations and the other regulations discussed above, the provision of commercial internet information services on mobile internet applications is regulated by the Administrative Provisions on Information Services of Mobile Internet Applications, which was last amended by the CAC on August 1, 2022. The information service providers of mobile internet applications are subject to requirements under these provisions, including acquiring the qualifications required by laws and regulations and being responsible for information security. The Administrative Provisions on Information Services of Mobile Internet Applications also emphasize that mobile internet app providers shall implement the user real name system and comply with relevant provisions on the scope of necessary personal information when engaging in personal information processing activities, and mobile internet app providers shall establish and improve the whole process of data security management system and establish a mechanism for the verification and management of information contents and perform the obligations of protecting data security and personal information. In addition, mobile internet app providers shall not compel users to agree to non-essential personal information collection for any reason, and are prohibited from banning users from their basic functional services due to the users’ refusal of providing non-essential personal information.

Regulations Related to Internet Advertisements and Online Advertising

The mainland China government regulates advertising, including online advertising, principally through the SAMR, formerly known as the State Administration for Industry and Commerce. The PRC Advertising Law, as amended in April 2021, outlines the regulatory framework for the advertising industry.

Advertisers, advertising service providers and advertising publishers are required by mainland China advertising laws and regulations to ensure that the contents of the advertisements they prepare or distribute are true and in full compliance with applicable laws and regulations. For example, advertisements must not contain terms such as “the state-level,” “the highest grade,” “the best” or other similar words. In addition, if a special government review is required for certain categories of advertisements before publishing, the advertisers, advertising operators and advertising distributors are obligated to verify that such a review has been performed and the relevant approval has been obtained. Pursuant to the PRC Advertising Law, the use of the internet to distribute advertisements must not affect the normal use of the internet by users. Where internet information service providers know or should know that illegal advertisements are being distributed using their services, they must prevent such distribution.

In addition to the regulations described above, the SAMR promulgated the Measures for Administration of Internet Advertising on March 24, 2023, which will become effective on May 1, 2023 and replace the currently effective Interim Measures for Administration of Internet Advertising at the same time. The Measures for Administration of Internet Advertising shall apply to commercial advertising activities for direct or indirect promotion of goods or services through websites, webpages, internet application programs and other internet media in the forms of texts, pictures, audios, videos or otherwise. Advertising operators and distributors of internet advertisement must examine, verify and record identity information for advertisers such as real identity, address and contact information, and maintain a an advertisement record that is updated on a regular basis. Moreover, advertising operators and advertising distributors must examine supporting documentation provided by advertisers and verify the contents of the advertisements against supporting documents before publishing them. If the contents of advertisements are inconsistent with the supporting documents, or the supporting documents are incomplete, advertising operators and distributors must refrain from providing design, production, agency or publishing services. For an advertisement published on the Internet in the pop-up and other forms, a close sign shall be conspicuously indicated by the advertisers, advertising publishers, and closing the advertisement by only one click shall be ensured. The following circumstances shall be prohibited: (a) no closing sign or timing out to close the advertisement; (b) the closing sign is false, illegible or difficult to locate, etc., creating obstacles to closing the advertisement; (c) the closing of the advertisement is subject to more than two clicks; (d) in the process of browsing the same page or the same document, pop-up advertisements continue to appear after closing, affecting the normal use of the network by users; (e) other behaviors that affect the one-click closing. Where algorithmic recommendations and other ways are used to publish Internet advertisements, the relevant rules of the algorithm recommendation service and advertising placement records should be recorded in the advertising file. According to the Measures for Administration of Internet Advertising, where products and services are promoted through internet media in the form of bidding rankings, knowledge introduction, experience sharing, consumption evaluation, etc., or other forms with shopping links attached, it shall be clearly marked with “advertising”. Sellers of goods or service providers to promote goods or services through the Internet livestreaming, if regarded as commercial advertising, shall assume the responsibilities and obligations of advertisers in accordance with the law. In addition, Internet platform operators in the process of providing Internet information services should take measures to prevent and stop illegal advertising and comply with the following requirements including among others: (a) monitor and investigate the content of advertisements published through their information services. If illegal advertisements are found, necessary measures such as notification for correction, deletion, blocking, and disconnection of publishing links should be taken and relevant records should be kept; (b) establish an effective mechanism for accepting and handling complaints and reports, set up convenient complaint reporting entrances or publish complaint reporting methods, and promptly accept and handle complaints and reports; (c) not to use technical or other means to obstruct or hinder the market supervision and management department from carrying out advertising monitoring. Besides, when publishing an Internet advertisement containing a link, advertisers, advertising operators and advertising distributors shall verify the content in the link at the next lower level that is related to the front-end advertisement. As the Measures for Administration of Internet Advertising are newly adopted, uncertainties exist with respect to its interpretation and implementation.

Violation of the foregoing laws and regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In case of serious violations, the SAMR or its local branches may force the violator to terminate its advertising operation or may even revoke its business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties.

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

The Regulatory Provisions on Insurance Brokerages, or the Insurance Brokerages Provisions, which was promulgated by the CBIRC on February 1, 2018 and took effect on May 1, 2018, are also important regulations in the regulatory and legal framework for insurance brokerage industry in mainland China. According to the Insurance Brokerages Provisions, to operate insurance brokerage business, an insurance brokerage company shall satisfy the relevant statutory requirements with respect to its shareholders, registered capital, business scope, articles of associations, company name, senior management personnel, governance structure, internal control system, feasible business mode, business premise, etc. An insurance brokerage company may not exceed the business scope and business area of the insurers, and may operate all or part of the following businesses: (i) drafting insurance plans for policyholders, selecting insurance companies and processing insurance application formalities; (ii) assisting insured parties or beneficiaries in making claims; (iii) carrying out reinsurance brokerage businesses; (iv) providing disaster prevention or loss prevention, risk evaluation and risk management advisory services to entrusting parties; and/or (v) any other insurance brokerage-related business stipulated by the CBIRC. In addition, the examination and approval of the qualification of insurance brokerage practitioners have been canceled by the PRC Insurance Law amended in 2015. Pursuant to the Insurance Brokerages Provisions, before an insurance intermediary practitioner begins to practice, his/her company shall handle the practicing registration in the insurance intermediary regulatory information system of the CBIRC for him/her. The practicing registration for each insurance brokerage practitioner shall only be conducted through one insurance brokerage company. Violations of the Insurance Brokerages Provisions by the insurance brokerage companies may subject them to penalties including without limitation warning, fines, confiscation of illegal gains, rectification, revocation of licenses, and the insurance brokerage companies may be prevented from applying for administrative approval again within a specified time.

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

Regulation Related to Anti-money Laundering

Pursuant to the PRC Anti-money Laundering Law, which was promulgated by the SCNPC on October 31, 2006 and took effective on January 1, 2007, a financial institution established in mainland China or a special non-financial institution that shall perform the obligation of anti-money laundering shall adopt relevant prevention and supervision measures according to the laws, establish and improve its clients’ identification system, preservation system of clients’ identity materials and transactional records, reporting system of large sum transactions and doubtful transactions, and perform its anti-money laundering obligations.

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

Pursuant to the Notice of Strengthening Anti-money Laundering in Insurance Industry, equity investments in insurance intermediaries and equity structure changes therein should be in line with relevant requirements on fund sources in anti-money laundering laws and regulations of mainland China. According to the provisions of the Administrative Measures for Anti-money Laundering Agenda in Insurance Industry, insurance brokerage companies shall, in the light of the real-name system for policies and according to the work principles that client materials are complete, transaction records are available for inspection and circumstance of funds is regulated, effectively enhance the internal control level of anti-money laundering. Insurance brokerage companies shall establish an internal control system for anti-money laundering and prohibit funds which have an illegal source from investing into them. The senior management officers of insurance brokerage companies shall understand laws and regulations on anti-money laundering. Newly established insurance intermediaries and branch institutions and those restructured or reformed should meet anti-money laundering criteria specified by the CBIRC, including (i) establishment of system for client identity recognition, client identity and transaction record keeping, training and education, auditing, confidentiality, internal control system and operation protocols including those facilitating monitoring and inspection and administrative investigation; (ii) dedicated anti-money laundering posts and job descriptions, manning and training for such posts; and (iii) other requirements according to regulatory provisions.

Regulation Related to Intellectual Property Rights

The mainland China government has promulgated various laws and regulations relating to the protection of intellectual property. Software owners, licensees and transferees may register their rights in software with the National Copyright Administration or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under mainland China law, software owners, licensees and transferees are encouraged to go through the registration process to enjoy the better protections afforded to registered software rights. The State Intellectual Property Office, formerly the Trademark Office of the State Administration for Industry and Commerce, handles trademark registrations and grants a protection term of ten years to registered trademarks. The Ministry of Industry and Information Technology is in charge of the overall administration of domain names in China. The registration of domain names in mainland China is on a “first-apply-first-registration” basis. A domain name applicant will become the domain name holder upon the completion of the application procedure.

Regulations Related to Employment

The Labor Contract Law, which became effective in 2008, as amended in December 2012, requires employers to enter into written contracts with their employees, restricts the use of temporary workers and aims to give employees long-term job security.

Employers are required to contribute to social insurance for their employees in mainland China, including basic pension insurance, basic medical insurance, unemployment insurance, maternity insurance and injury insurance. Employers are also required to make contributions to a housing provident fund for their employees.

Regulations Related to Foreign Exchange

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in mainland China are the Foreign Exchange Administration Regulations, most recently amended in 2008. Under mainland China foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of mainland China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of mainland China.

In 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or Circular 59, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to Circular 59, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in mainland China, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In 2013, SAFE specified that the administration by SAFE or its local branches over direct investment by foreign investors in mainland China must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in mainland China based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. Instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

In March 2015, SAFE promulgated the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 replaced both the Circular of the SAFE on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises, or Circular 142, and the Circular of the SAFE on Issues concerning the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises in Certain Areas, or Circular 36. Circular 19 allows all foreign-invested enterprises established in mainland China to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation, provides the procedures for foreign invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments and removes certain other restrictions that had been provided in Circular 142. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB funds converted from their foreign exchange capital for expenditure beyond their business scope and providing entrusted loans or repaying loans between non-financial enterprises. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective June 2016, which reiterates some of the rules set forth in Circular 19. Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding Renminbi capital converted from foreign exchange may be used to extend loans to related parties or repay inter-company loans (including advances by third parties). However, there are substantial uncertainties with respect to Circular 16’s interpretation and implementation in practice. Circular 19 or Circular 16 may delay or limit us from using the proceeds of offshore offerings to make additional capital contributions to our subsidiaries in mainland China and any violations of these circulars could result in severe monetary or other penalties.

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

On October 23, 2019, SAFE issued Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28, which took effect on the same day. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in mainland China, provided that such investments do not violate the effective special entry management measures for foreign investment (negative list) and the target investment projects are genuine and in compliance with laws. According to the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business issued by SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments with their income under capital accounts such as capital funds, foreign debts and proceeds from overseas listing without submitting evidence of genuineness to the banks in advance, provided the use of such funds is genuine and in compliance with administrative regulations on the use of income under capital accounts.

Regulations on Foreign Exchange Registration of Overseas Investment by Mainland China Residents

In 2014, SAFE issued the SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles by mainland China residents or entities to seek offshore investment and financing or conduct round-trip investment in mainland China. Under SAFE Circular 37, a “special purpose vehicle” refers to an offshore entity established or controlled, directly or indirectly, by mainland China residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in mainland China by mainland China residents or entities through special purpose vehicles, namely, establishing foreign-invested enterprises to obtain ownership, control rights and management rights. SAFE Circular 37 provides that, before making a contribution into a special purpose vehicle, mainland China residents or entities are required to complete foreign exchange registration with SAFE or its local branch.

In 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment. This notice has amended SAFE Circular 37 by requiring mainland China residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. mainland China residents or entities who had contributed legitimate onshore or offshore interests or assets to special purpose vehicles but had not registered as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the special purpose vehicles with qualified banks. An amendment to the registration is required if there is a material change with respect to the special purpose vehicle registered, such as any change of basic information (including change of mainland China residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentations or failing to disclose the control of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant mainland China residents or entities to penalties under mainland China foreign exchange administration regulations.

Regulations Related to Stock Incentive Plans

SAFE promulgated the Circular of the SAFE on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas, or the Stock Option Rules, in February 2012, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, mainland China residents who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants in a stock incentive plan who are mainland China residents must retain a qualified mainland China agent, which could be a mainland China subsidiary of the overseas publicly listed company or another qualified institution selected by mainland China subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of the participants. In addition, the mainland China agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan or the mainland China agent or any other material changes. The mainland China agent must apply to SAFE or its local branches on behalf of mainland China residents who have the right to exercise the employee share options for an annual quota for the payment of foreign currencies in connection with mainland China residents’ exercise of the employee share options. The foreign exchange proceeds received by mainland China residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in mainland China opened by the mainland China agents before distribution to such mainland China residents.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any failure to comply with mainland China regulations regarding the registration requirements for employee stock incentive plans may subject the mainland China plan participants or us to fines and other legal or administrative sanctions.”

Regulations Related to Dividend Distribution

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Regulations Related to Taxation

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—Mainland China” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a mainland China resident enterprise for mainland China income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders or ADS holders” and “—We may not be able to obtain certain benefits under the relevant tax arrangement for dividends paid by our subsidiaries in mainland China to us through our Hong Kong subsidiaries.”

Regulations Related to M&A and Overseas Offerings

On August 8, 2006, six mainland China regulatory agencies, including the CSRC, adopted the Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in mainland China, purchase the assets of a domestic company and operate the assets; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules purport, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of mainland China domestic companies and controlled by mainland China companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

Furthermore, certain mainland China regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which were available to the public on July 6, 2021 and emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, and provided that the special provisions of the State Council on overseas offering and listing by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory authorities will be clarified.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and relevant five guidelines on the application of these measures, which took effect from March 31, 2023, requiring Chinese domestic companies’ overseas offerings and listings of equity securities be filed with the CSRC. The Overseas Listing Trial Measures clarify the scope of overseas offerings and listings by Chinese domestic companies which are subject to the filing and reporting requirements thereunder, and provide, among others, that Chinese domestic companies that have already directly or indirectly offered and listed securities in overseas markets prior to the effectiveness of the Overseas Listing Trial Measures shall fulfil their filing obligations and report relevant information to the CSRC within three working days after conducting a follow-on offering of equity securities, a secondary listing, a going-private transaction or other equivalent offering activities, and follow the relevant reporting requirements within three working days upon the occurrence and public disclosure of any specified circumstances provided thereunder, including (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities; (iii) change of listing status or transfer of listing segment; (iv) voluntary or mandatory delisting. In addition, where the main business of an issuer undergoes material change after overseas offering and listing, and is therefore beyond the scope of business stated in the filing documents, such issuer shall follow the relevant reporting requirements within three working days after occurrence of the changes. For violations of these provisions or measures, the competent mainland China authorities may impose administrative regulatory measures, such as orders for correction, warnings, fines, and may pursue legal liability in accordance with law.

Furthermore, on February 24, 2023, the CSRC, together with certain other mainland China governmental authorities, promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Revised Confidentiality and Archives Administration Provisions, which came into effect on March 31, 2023. According to the Revised Confidentiality and Archives Administration Provisions, mainland China companies that directly or indirectly conduct overseas offerings and listings, shall strictly abide by the relevant laws and regulations on confidentiality when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. In the event that such documents or materials contain state secrets or working secrets of government agencies, the mainland China companies shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level with the approving authority; in the event that such documents or materials, if divulged, will jeopardize national security or public interest, the mainland China companies shall strictly fulfill relevant procedures stipulated by applicable national regulations. The mainland China companies shall also provide a written statement of the specific state secrets and sensitive information provided when providing documents and materials to securities companies and securities service providers, and the securities companies and securities service providers shall properly retain such written statements for inspection. According to the Revised Confidentiality and Archives Administration Provisions, where overseas securities regulators or relevant competent authorities request to inspect, investigate or collect evidence from mainland China domestic companies concerning their overseas offering and listing or their securities firms and securities service providers that undertake securities business for such mainland China domestic companies, such inspection, investigation and evidence collection must be conducted under the cross-border regulatory cooperation mechanism, and the CSRC or competent authorities of the Chinese government will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanism.

C.	Organizational Structure

The following diagram illustrates the principal entities in our corporate structure as of the date of this annual report:

Jianpu Technology Inc.
(Cayman Islands)
100%
Jianpu (Hong Kong) Limited (Hong Kong)
85%
CC Information Limited (Hong Kong)
Other overseas subsidiaries
100%
Skywalker Gold Investments Limited (British Virgin Islands)
Outside China
Inside China
100%
Beijing Rongsanliuling Information Technology Co., Ltd. ("R360")
100%
Beijing Rongqiniu Information Technology Co., Ltd. ("RQN")
100%
Shanghai Chengjian Information Technology Co., Ltd.
VIEs and VIEs' subsidiaries
Equity interest
Contractual arrangements

Note:

(1)	The VIEs include RDD, KTN, GKZX and TCT. Shareholders of RDD and their respective shareholdings in RDD and relationship with our company are (i) Jiayan Lu (40%), our director and co-founder; (ii) Huijing Ye (40%), family member of one of our co-founders; and (iii) Caofeng Liu (20%), our chief technology officer and co-founder. Shareholders of KTN and their respective shareholdings in KTN and relationship with our company are (i) Hui Li (60%), our employee; and (ii) Yang Liu (40%), our employee. Shareholders of GKZX and their respective shareholdings in GKZX and relationship with our company are (i) Xiang Zhu (5%), our employee; and (ii) Deyou Zhou (95%), our employee. The shareholding structure of GKZX was updated in both 2021 and 2022 and concurrent with each completion of equity transfer in GKZX, the previous contractual arrangements we entered into with GKZX’s then previous shareholders that provided us effective control over GKZX were terminated and a new set of contractual arrangements with the same terms were entered into with GKZX’s then current shareholders. Shareholders of TCT and their respective shareholdings in TCT and relationship with our company are (i) Xiaoqing Hu (51%), our employee; and (ii) Yuexuan Gao (49%), our employee. The VIEs’ major subsidiary includes RDD’s subsidiary, Shanghai Anguo Insurance Brokerage Co., Ltd.

We conduct most of our business operations through our directly owned subsidiaries. However, due to the mainland China legal restrictions on foreign ownership of value-added telecommunications businesses, we operate such operations and may operate certain other businesses which are also subject to foreign investment restrictions in mainland China through the VIEs. The VIEs also employ part of our research and development team. In addition, RDD has obtained a value-added telecommunications services license for internet information services, which is known as an ICP License.

Contractual Arrangements with the VIEs

We have entered into a series of contractual arrangements, including exclusive call option agreements, equity pledge agreements and exclusive business cooperation agreements, with the VIEs and their shareholders. Despite the lack of equity ownership, as a result of the contractual arrangements described below, we are regarded as the primary beneficiary of the VIEs for accounting purposes, which is not akin to a parent-subsidiary relationship, and we consolidate the VIEs in accordance with U.S. GAAP as required by ASC Topic 810, Consolidation.

The following is a summary of the contractual arrangements entered into by and among RQN or Beijing Rongsanliuling Information Technology Co., Ltd., or R360, as applicable, the applicable VIE and the shareholders of the applicable VIE.

Agreements that allow us to consolidate the VIEs under U.S. GAAP

Exclusive Purchase Option Agreements. Pursuant to each exclusive purchase option agreement by and among RQN or R360, as applicable, the applicable VIE, and the shareholders of the applicable VIE, each of the shareholders of the applicable VIE irrevocably grants RQN or R360, as applicable, an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under mainland China law, all or part of the shareholders’ equity interests in the VIE at the lowest price permitted by applicable mainland China law. In addition, the applicable VIE grants RQN or R360, as applicable, an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under mainland China law, all or part of the assets of the VIE at the price of the net book value of such assets, or the lowest price permitted by applicable mainland China law, whichever is higher. Without the prior written consent of RQN or R360, as applicable, the applicable VIE may not increase or decrease the registered capital, dispose of its assets, enter into any material contract with a value exceeding a specific amount except for those executed in the ordinary course of business, appoint or remove any directors, distribute dividends to the shareholders, guarantee its continuance, amend its articles of association and provide any loans to any third parties. The shareholders of the applicable VIE agree that, without the prior written consent of RQN or R360, as applicable, they will not transfer or otherwise dispose of their equity interests in the VIE or create or allow any encumbrance on the equity interests. Each exclusive purchase option agreement will remain effective until all equity interests in each applicable VIE held by its shareholders and all assets owned by each applicable VIE are transferred or assigned to RQN or R360, as applicable, or its designated representatives.

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

In the opinion of Fangda Partners, our PRC legal counsel:

●	the ownership structure of the VIEs and our wholly foreign owned subsidiaries in mainland China does not violate any applicable mainland China laws or regulations currently in effect; and
●	the contractual arrangements among our wholly foreign owned subsidiaries, the VIEs and the shareholders of the VIEs governed by mainland China law are valid, binding and enforceable in accordance with their terms and applicable mainland China laws or regulations currently in effect and do not violate any applicable mainland China laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future mainland China laws, regulations and rules. Accordingly, the mainland China regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the mainland China government deems that our contractual arrangements with the VIEs do not comply with mainland China regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law, its implementing rules and other regulations and how they may impact our business, financial condition and results of operations.”

D.	Property, Plant and Equipment

Our headquarters are located at the Zhongguancun technology hub in Beijing. Our research and development facilities and our management and operations facilities are located at our headquarters and two other locations in Beijing. We have sales and business development personnel at our headquarters in Beijing and at our regional offices in Shanghai and Shenzhen. We currently lease approximately 2,100 square meters of office space in Beijing, approximately 360 square meters of office space in Shanghai, approximately 200 square meters of office space in Shenzhen and approximately 1,600 square meters of office space in other cities in China.

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

Regulatory environment in Mainland China

The mainland China government’s regulatory framework governing the online consumer finance market is rapidly evolving and is subject to further change and uncertain interpretation. Our business, as well as other participants of online consumer finance market, is subject to complex and evolving laws and regulations regarding cybersecurity, information security, privacy and data protection. There are numerous laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and data. In addition, the mainland China government has also adopted several regulations governing personal credit reporting businesses. These regulations and measures require entities engaging in personal credit reporting business to obtain the personal credit reporting business licenses from the People’s Bank of China in accordance with law. It is uncertain whether we would be deemed to engage in personal credit reporting business because of our big data and system-based risk management services. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business.”

If the mainland China government adopts stringent regulations on financial service providers in the online consumer finance market or other partners we cooperate with, the growth of the market may slow, which may further influence our business and cooperation with financial service providers and other partners. If they impose specific requirements (including licensing requirements) on us, the requirements may be difficult or costly for us to comply with. Regulations may be adopted in a way that favor competing business models or that disadvantage the online consumer finance industry as a whole in comparison to traditional financial institutions.

Impact of COVID-19 On Our Operations

Beginning in January 2020, the outbreak of COVID-19 has severely impacted China and the rest of the world, and our business and results of operations have been adversely affected as a result. In early 2020, the COVID-19 pandemic resulted in the temporary closure of many corporate offices across China. Given the strict implementation of quarantine measures during this period, we and certain of our business partners implemented temporary adjustment of work schemes allowing employees to work from home and adopted remote collaboration. We made operational adjustments to maintain the same high quality service we had always provided our users, customers and partners as we simultaneously worked to minimize the impact of COVID-19 and push forward our business initiatives. However, as our cooperation with financial service partners rely heavily on face-to-face communications, our cooperation with them has been negatively impacted by the quarantine measures in China and in Beijing, in particular, for several months in 2020. Revenue from recommendation services for loans decreased by 83.5% from 2019 to 2020 and revenue from recommendation services for credit cards decreased by 49.7% from 2019 to 2020, partially due to the negative impact of the COVID-19 pandemic. Our big data and system-based risk management services has also been negatively impacted by the COVID-19 pandemic in both 2020 and 2021, as revenue from such services grew by only 6.9% from 2019 to 2020 and decreased by 9.6% from 2020 to 2021. In 2022, revenues from both recommendation services for loans and credit cards had gradually recovered from the plunge of 2020, while our big data and system-based risk management services had still been negatively impacted by the COVID-19 pandemic, as revenue from big data and system-based risk management services decreased by 25.7% from 2021 to 2022. Furthermore, our insurance brokerage services, which we introduced in the fourth quarter of 2019 after completing the acquisition of a licensed insurance brokerage company in China, have also been negatively impacted from 2020 to 2022 as it was unable to expand as quickly as originally planned due to the strict quarantine measures in China and other negative impacts of COVID-19, since insurance brokerage business also relies heavily on face-to-face communications between our brokers and potential users. Additionally, the global COVID-19 pandemic and the associated inability to travel globally has negatively impacted our recommendation service business in Southeast Asia, and in Indonesia, in particular, and has also negatively affected the progress of the originally planned further expansion of our service offerings overseas since early 2020. Furthermore, certain entities that we and one of the VIEs acquired to support our business growth in China and overseas were negatively impacted by the COVID-19 pandemic and their actual financial performance was significantly below the forecasts at acquisition, and development of these businesses were expected to slow down. Many of the quarantine measures within China have since been relaxed, and we, together with our business partners, have gradually resumed normal operations. Our business operations generally recovered from the impacts of the COVID-19 pandemic, but the negative impacts on our big data and system-based risk management services, insurance brokerage services and overseas services and related expansion plans continued due to the continued quarantine measures on person-to-person interactions and limits on global travel both in 2021 and 2022. As a result, we recorded impairment for goodwill of RMB12.6 million, nil and RMB10.2 million in 2020, 2021 and 2022, attributable to such entities, respectively. Such negative impact of the COVID-19 pandemic on our business expansion plans and financial performance may continue in the current and future years.

The COVID-19 global pandemic has resulted in, and may intensify, global economic distress, and the duration and extent of the impact of COVID-19 outbreak is highly uncertain at this time. We cannot guarantee you that the COVID-19 pandemic will not further escalate or have a material adverse effect on our results of operations, financial condition, cash flows or prospects. China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. There were surges of cases in many cities during this time which caused disruption to our and our business partners’ operations, and there remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. China may experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may impact our business in a materially negative way. The financial services providers on our platform will need time to recover from the economic effects of the pandemic even after business conditions begin to return to normal. Consequently, the COVID-19 pandemic may continue to materially and adversely affect our business, financial condition and results of operations in the current and future years.

We will pay close attention to the development of the COVID-19 pandemic, perform further assessment of its impact and take relevant measures to minimize the impact. As of December 31, 2022, we had cash and cash equivalents, time deposits, restricted cash and time deposits of RMB684.2 million (US$99.2 million) and working capital of approximately RMB371.3 million (US$53.8 million). For more details about the composition of our cash and cash equivalents, restricted cash and short-term investments, please see “—B. Liquidity and Capital Resources.”

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.”

Key Components of Results of Operations

Revenues

Our revenues are derived from recommendation services for credit cards and loans, and big data and system-based risk management services and marketing and other services offered to financial service providers and other customers.

The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenues:
Recommendation services:
Loans	109,814	18.7	167,483	20.8	258,069	37,416	26.1
Credit cards	294,567	50.3	407,759	50.7	473,673	68,676	47.9
Total recommendation services	404,381	69.0	575,242	71.5	731,742	106,092	74.0
Big data and system-based risk management services	144,227	24.6	130,408	16.2	96,917	14,052	9.8
Marketing and other services	37,154	6.4	99,397	12.3	161,016	23,345	16.2
Total revenues	585,762	100.0	805,047	100.0	989,675	143,489	100.0

Recommendation services.

We record fees charged for our recommendation services for credit card products on a cost-per-success basis, where the success is most often defined as the issuance of a credit card and in other cases by the completion of an application or the first usage of a credit card, depending on the credit card issuer’s policy. Affected by bank credit tightening and the impact of COVID-19 pandemic, revenue from recommendation of credit cards declined from 2019 to 2020. In both 2021 and 2022, revenue from recommendation services for credit cards experienced recovery from the plunge in 2020.

We record fees charged for our recommendation services for loan products either on a cost-per-action basis, where the action is generally determined by a user’s completion of a loan application, or an amount charged based on a pre-agreed percentage of loan principal amount underwritten by the financial service providers. Due to the macro slowdown in connection with the COVID-19 pandemic and online lending market adjustments pertaining to the evolving regulatory framework, revenue from loan recommendation service declined significantly in 2020. In both 2021 and 2022, recommendation revenue of loans in the domestic market experienced recovery from the plunge in 2020, while recommendation revenue of loans from overseas markets decreased from that in the prior year, primarily due to the negative impact of COVID-19 pandemic on our overseas operations and expansion.

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

Marketing and other services.

Marketing and other services primarily consist of insurance brokerage services and other marketing services. We provide insurance brokerage services to sell insurance policies on behalf of insurance companies, which services were introduced in 2020. Other marketing services primarily consist of the marketing solutions and services in respect of user acquisition, product promotion and other marketing activities provided to telecommunication service providers, e-commerce marketplaces and other merchants.

Costs and Expenses

Our costs and expenses consist of cost of promotion and acquisition, cost of operation, sales and marketing expenses, research and development expenses, general and administrative expenses, and impairment of goodwill and intangible assets acquired from business acquisition.

The following table sets forth our costs and expenses, both in absolute amount and as a percentage of total revenues, for the periods indicated:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Cost of promotion and acquisition	(379,380)	(64.8)	(562,081)	(69.8)	(693,272)	(100,515)	(70.1)
Cost of operation	(91,910)	(15.7)	(88,049)	(10.9)	(83,995)	(12,178)	(8.5)
Total cost of services	(471,290)	(80.5)	(650,130)	(80.7)	(777,267)	(112,693)	(78.6)
Sales and marketing expenses	(128,600)	(21.9)	(143,460)	(17.8)	(134,308)	(19,473)	(13.6)
Research and development expenses	(154,775)	(26.4)	(132,427)	(16.4)	(113,965)	(16,523)	(11.5)
General and administrative expenses	(136,581)	(23.3)	(137,533)	(17.1)	(102,831)	(14,909)	(10.4)
Impairment of goodwill and intangible assets acquired from business acquisition	(16,893)	(2.9)	—	—	(13,327)	(1,932)	(1.3)
Total costs and expenses	(908,139)	(155.0)	(1,063,550)	(132.0)	(1,141,698)	(165,530)	(115.4)

Cost of promotion and acquisition

Beginning in 2021, in light of business development, we added a financial statement line item named cost of promotion and acquisition and reclassified the previous line item of cost of revenue and sales and marketing expenses. Cost of promotion and acquisition primarily consists of expenditures relating to user traffic acquisition and rewards to business partners for promotion on social network and social media platform, which are reclassified from sales and marketing expenses, and marketing costs related to marketing and other services including commissions paid to individual insurance brokers, which are reclassified from cost of revenue. For comparison purposes, the cost of promotion and acquisition for the year ended December 31, 2020 had been retrospectively re-classified. The amount reclassified from sales and marketing expenses to cost of promotion and acquisition was RMB353.1 million for the year ended December 31, 2020. The amount reclassified from cost of revenue to cost of promotion and acquisition was RMB26.3 million for the year ended December 31, 2020. We expect our cost of promotion and acquisition in 2023 to increase in absolute terms as business resumes growth.

Cost of operation

Cost of operation consists primarily of costs associated with maintenance of the platform including data acquisition costs, bandwidth and server hosting costs, call center outsourcing costs, online payment processing fees, depreciation, payroll and other related costs of operations. Beginning in 2021, the direct marketing costs relating to marketing and other services including commissions paid to individual insurance brokers previously recorded in cost of revenues have been reclassified to cost of promotion and acquisition. For comparison purposes, the cost of operation for the year ended December 31, 2020 had been retrospectively re-classified. We expect our cost of services in 2023 to increase in absolute terms as business resumes growth.

Sales and marketing expenses

Our sales and marketing expenses consist primarily of marketing expenses relating to marketing activities, payroll costs and related expenses for employees involved in sales and marketing activities, and expenses for the portion of call center operations that we outsource. Beginning in 2021, traffic acquisition and rewards to business partners for promotion on social network and social media platform have been reclassified to cost of promotion and acquisition. For comparison purposes, the sales and marketing expenses for the year ended December 31, 2020 had been retrospectively re-classified. We expense all sales and marketing costs as incurred. We expect our sales and marketing expenses in 2023 to increase in absolute terms as business resumes growth.

Research and development expenses

Our research and development expenses consist primarily of payroll costs and related expenses for employees involved in developing and improving our platform and our services and solutions. We expense all research and development costs as incurred. We expect our research and development expenses in 2023 to remain relatively stable.

General and administrative expenses

Our general and administrative expenses consist primarily of payroll costs and related expenses for employees involved in general corporate functions, including finance, legal and human resources, and professional fees relating to these functions. We expect our general and administrative expenses in 2023 to increase in absolute terms as business resumes growth.

Impairment of goodwill and intangible assets acquired from business acquisition

Our impairment of goodwill and intangible assets acquired from business acquisition in the year ended December 31, 2020 primarily reflects the impairment of the goodwill and intangible assets of acquired subsidiaries. We did not incur any impairment of goodwill and intangible assets acquired from business acquisition for the year ended December 31, 2021. We incurred impairment of goodwill and intangible assets acquired from business acquisition for the year ended December 31, 2022 due to the impairment of the goodwill and intangible assets of an acquired subsidiary, Newsky Wisdom.

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

Mainland China

Our subsidiaries in mainland China and the VIEs which are considered mainland China resident enterprises under mainland China tax law, are subject to enterprise income tax on their worldwide taxable income as determined under mainland China tax laws and accounting standards at a rate of 25% except for 15% for the entity qualified as High and New Technology Enterprises. In addition, our subsidiaries in mainland China and the VIEs are subject to value added taxes, or VAT, at a rate of 6% on the services we provide to financial service providers, less any deductible VAT we have already paid or borne. They are also subject to surcharges on VAT payments in accordance with mainland China law.

Dividends paid by our wholly foreign-owned subsidiaries in mainland China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless they qualify for a special exemption. If Jianpu (Hong Kong) Limited satisfies all the requirements under the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income and receives approval from the relevant tax authority, then dividends paid by our wholly foreign-owned subsidiaries in mainland China will be subject to a withholding tax rate of 5% instead. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may not be able to obtain certain benefits under the relevant tax arrangement for dividends paid by our subsidiaries in mainland China to us through our Hong Kong subsidiaries.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of mainland China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a mainland China resident enterprise for mainland China income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders or ADS holders.”

Critical Accounting Estimates

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period-to-period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.

Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors. In addition, there are other items within our financial statements that require estimation but are not deemed critical as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.

Provision for credit losses of accounts receivable and other receivables

For accounts receivable and other receivables, we make estimates of expected credit and collectability trends for the allowance for credit losses based upon assessment of various factors, including the likelihood of customers defaulting, the resulting losses of default including estimated recoveries, macroeconomic variables and other factors that may affect our ability to collect from the customers. We estimate the allowance based on credit risk characteristics and determining certain expected loss rate based on historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions.

For the year ended December 31, 2022, we recorded RMB2.0 million (US$0.3 million) expected credit loss expense in general and administrative expenses. As of December 31, 2022, the expected credit loss provision accounts receivable and other receivables amounted to RMB33.4 million (US$4.8 million). The balances thereof are as follows as of December 31, 2022:

		Expected	Expected
	Original	credit loss	Credit loss
	amount	rate	provision
Accounts receivable(1)	222,531	14.77%	(32,866)
Other receivables	11,376	4.25%	(484)

Note:

(1)Allowance for credit losses consists of specific provision carried forward from 2019 of RMB23.1 million as of December 31, 2022.

If our assumptions related to the estimates of loss severity and recoveries and macroeconomic factors decreased/increased by 5% while all other estimates are held constant, there would be no material impact to our consolidated results of operations.

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

Fair value per share. We have used the discounted cash flow method to determine the underlying fair value per share. The higher the fair value per share, the higher the fair value of the option.

Discount rate. Future cash flows are discounted at a rate that is consistent with a weighted-average cost of capital that we anticipate a potential market participant would use. Weighted-average cost of capital is an estimate of the overall risk-adjusted pre-tax rate of return expected by equity and debt holders of a business enterprise. The higher the discount rate, the lower the fair value per share.

Risk-free interest rate. Risk-free interest rate is estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ at the option valuation date. The higher the risk-free interest rate, the lower the fair value of the option.

Expected volatility. The expected volatility at the grant date and each option valuation date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term of the options. The higher the expected volatility, the lower the fair value of the option.

Expected term. Expected term is the contractual life of the options. The longer the expected term, the higher the fair value of the option.

Dividend yield. RONG360 has never declared or paid any cash dividends on its capital stock, and we do not anticipate any dividend payments in the foreseeable future. The higher the dividend yield, the lower the fair value of the option.

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

See Note 18 to the consolidated financial statements included elsewhere in this report for additional information on assumptions and inputs to the fair value determination of share-based awards.

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

Revenue recognition

We operate a platform for discovery and recommendation of financial products, including credit cards, loan products, insurance products and other products offered by a variety of financial service providers and non-financial service providers. Our platform includes our website, mobile website and mobile apps, which enable users to browse and search product information and initiate an online application. We generate revenues from recommendation services for credit cards and loan products, from big data and system-based risk management services and from marketing and other services. On January 1, 2018, we adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), using the modified retrospective method. Revenues for reporting periods beginning after January 1, 2018 are presented under ASC606, while revenues for prior periods are not adjusted and continue to be presented under ASC Topic 605. The accumulated effect of adopting ASC 606 to the opening balance of accumulated losses as of January 1, 2018 is not material, therefore it was not adjusted.

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

Timing of revenue recognition may differ from the timing of payment from customers. We do not have material contract assets as we generally have the unconditional right to payment as revenue is recognized or the timing difference is immaterial. Accounts receivable represents amounts that we have satisfied the performance obligation and have the unconditional right to payment. Unearned revenue consists of payments received related to unsatisfied performance obligations at the end of the period, included in “Advance from customers” in our consolidated balance sheets. Due to the generally short-term duration of our contracts, the majority of the performance obligations are satisfied in one year. The amount of revenue recognized that was included in the receipts in advance from customers balance at the beginning of the year was RMB11.6 million and RMB8.1 million for the years ended December 31, 2021 and 2022.

Recommendation services

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

Marketing and other services

Revenues of marketing and other services primarily consist of revenues from insurance brokerage services and other marketing services. Insurance brokerage revenue is commissions earned from insurance brokerage services, determined based on a percentage of premiums paid by the insureds. Insurance brokerage services revenue is recognized when the signed insurance policy is in place and the premium is collectable from the insured since we have fulfilled our performance obligation to sell an insurance policy on behalf of the insurance company. The brokerage commission, which is paid by the insurance company, is based on the terms specified in the service contracts with the insurance companies. Revenue of other marketing services is service fee charged to the customers including telecommunication service providers, e-commerce marketplaces and other merchants for the marketing solutions and services in respect of user acquisition, product promotion and other marketing activities. Revenue is recognized when all of the revenue recognition criteria are met, which is generally when the relevant services specified in the contracts are rendered.

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

The detailed information of the share-based compensation expenses recognized for the year ended December 31, 2020, 2021 and 2022 is included in Note 18 to the consolidated financial statements included elsewhere in this annual report.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the acquisitions of interests in our subsidiaries and the consolidated VIEs. We perform quantitative goodwill impairment test annually or more frequently when an event occurs or circumstances change that indicate the carrying value may not be recoverable. A goodwill impairment loss is recognized for the amount that the carrying amount of a reporting unit, including goodwill, exceeds its fair value, limited to the total amount of goodwill allocated to that reporting unit. RMB12.6 million, nil and RMB10.2 million of impairment loss of goodwill were recognized for the years ended December 31, 2020, 2021 and 2022, respectively.

Impairment of long-lived assets other than goodwill

We evaluate our long-lived assets other than goodwill for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the impairment by comparing carrying amount of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the long-lived assets other than goodwill over their fair value. RMB4.3 million, nil and RMB20.9 million of impairment loss of long-lived assets other than goodwill were recognized for the years ended December 31, 2020, 2021 and 2022, respectively.

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

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenues:
Recommendation services:
Loans (including revenues from related parties of RMB4,757, RMB488 and RMB903 for the years ended December 31, 2020, 2021 and 2022, respectively)	109,814	18.7	167,483	20.8	258,069	37,416	26.1
Credit cards	294,567	50.3	407,759	50.7	473,673	68,676	47.9
Total recommendation services	404,381	69.0	575,242	71.5	731,742	106,092	74.0
Big data and system-based risk management services (including revenues from related parties of RMB3,626, RMB4,282 and RMB4,803 for the years ended December 31, 2020, 2021 and 2022, respectively)	144,227	24.6	130,408	16.2	96,917	14,052	9.8
Marketing and other services(1)	37,154	6.4	99,397	12.3	161,016	23,345	16.2
Total revenues	585,762	100.0	805,047	100.0	989,675	143,489	100.0
Costs and expenses:
Cost of promotion and acquisition(2) (including cost from related parties of nil, nil and RMB207 for the years ended December 31, 2020, 2021 and 2022, respectively)	(379,380)	(64.8)	(562,081)	(69.8)	(693,272)	(100,515)	(70.1)
Cost of operations(2) (including cost from related parties of RMB2,102, RMB883 and RMB386 for the years ended December 31, 2020, 2021 and 2022 respectively)	(91,910)	(15.7)	(88,049)	(10.9)	(83,995)	(12,178)	(8.5)
Total cost of services	(471,290)	(80.5)	(650,130)	(80.7)	(777,267)	(112,693)	(78.6)
Sales and marketing expenses (2) (including expenses from related parties of RMB206, RMB124 and nil for the years ended December 31, 2020, 2021 and 2022, respectively)	(128,600)	(21.9)	(143,460)	(17.8)	(134,308)	(19,473)	(13.6)
Research and development expenses (including expenses from related parties of RMB1,480, RMB685 and RMB871 for the years ended December 31, 2020, 2021 and 2022, respectively)	(154,775)	(26.4)	(132,427)	(16.4)	(113,965)	(16,523)	(11.5)
General and administrative expenses	(136,581)	(23.3)	(137,533)	(17.1)	(102,831)	(14,909)	(10.4)
Impairment of goodwill and intangible assets acquired from business acquisition	(16,893)	(2.9)	—	—	(13,327)	(1,932)	(1.3)
Loss from operations	(322,377)	(55.0)	(258,503)	(32.0)	(152,023)	(22,041)	(15.4)
Net interest expenses	(2,290)	(0.4)	(4,193)	(0.5)	(3,724)	(540)	(0.4)
Others, net	11,238	1.9	58,020	7.2	20,578	2,984	2.1
Loss before income tax	(313,429)	(53.5)	(204,676)	(25.3)	(135,169)	(19,597)	(13.7)
Income tax benefits	1,283	0.2	582	0.1	918	133	0.1
Net loss	(312,146)	(53.3)	(204,094)	(25.2)	(134,251)	(19,464)	(13.6)
Less: net loss attributable to noncontrolling interests	(7,999)	(1.4)	(4,309)	(0.5)	(9,944)	(1,442)	(1.0)
Net loss attributable to Jianpu Technology Inc.	(304,147)	(51.9)	(199,785)	(24.7)	(124,307)	(18,022)	(12.6)
Accretion of mezzanine equity	—	—	—	—	(7,353)	(1,066)	(0.7)
Net loss attributable to Jianpu’s shareholders	(304,147)	(51.9)	(199,785)	(24.7)	(131,660)	(19,088)	(13.3)

Note:

(1)

Starting from the year of 2022, we updated the description of our revenue stream advertising, marketing and other services as marketing and other services, to provide more relevant and clear information. We also updated the revenue description in comparative periods to conform to the current classification.

(2)

Beginning in 2021, in light of business development, we added a financial statement line item named cost of promotion and acquisition and reclassified the previous line item of cost of revenue and sales and marketing expenses. Cost of promotion and acquisition primarily consists of expenditures relating to user traffic acquisition and rewards to business partners for promotion on social network and social media platform, which are reclassified from sales and marketing expenses, and marketing costs related to marketing and other services including commissions paid to individual insurance brokers, which are reclassified from cost of revenue. Cost of operation, post the reclassification, consists primarily of costs associated with maintenance of the platform including data acquisition costs, bandwidth and server hosting costs, call center outsourcing costs, online payment processing fees, depreciation, payroll and other related costs of operations. Sales and marketing expenses, post the reclassification, consist primarily of marketing expenses relating to marketing activities, payroll costs and related expenses for employees involved in sales and marketing activities, and expenses for the portion of call center operations that we outsource. The cost of operation, cost of promotion and acquisition, and sales and marketing expenses for prior periods had also been retrospectively reclassified. The amount reclassified from sales and marketing expenses to cost of promotion and acquisition was RMB353.1 million for the year ended December 31, 2020. The amount reclassified from cost of revenue to cost of promotion and acquisition was RMB26.3 million for the year ended December 31, 2020.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Total revenues. Our total revenues increased by 22.9% to RMB989.7 million (US$143.5 million) in 2022 from RMB805.0 million in 2021, primarily due to the further recovery of revenues in both loan products recommendation services and credit card recommendation services and revenues from marketing and other services, partially offset by a decrease in revenue derived from big data and system-based risk management services.

●	Revenues from recommendation services increased by 27.2% to RMB731.7 million (US$106.1 million) in 2022 from RMB575.2 million in 2021, due to the increases in revenues from recommendation services for both credit cards products and loan products.
●	Revenues from recommendation services for credit cards increased by 16.2% to RMB473.7 million (US$68.7 million) in 2022 from RMB407.8 million in 2021. Credit card volume for recommendation services in 2022 was approximately 4.2 million, representing an increase of approximately 12.7% from that in 2021. The average fee per credit card for recommendation services was RMB113.6 (US$16.5) in 2022, compared with that of RMB109.8 in 2021.
●	Revenues from recommendation services for loans increased by 54.1% to RMB258.1 million (US$37.4 million) in 2022 from RMB167.5 million in 2021, mainly due to the increase in both the number of loan applications on our domestic platform and average fee per loan application, partially offset by less contribution of loan recommendation revenue generated from overseas markets. The number of loan applications on our platform was approximately 17.7 million in 2022, representing an increase of approximately 30.1% from that in 2021. The recommendation revenue of loans generated from overseas markets was 1% of total loan recommendation revenues in 2022, which percentage is less than that of 7.6% in 2021. The global COVID-19 pandemic and the associated inability to travel globally has negatively impacted our overseas business as discussed in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Impact of COVID-19 On Our Operations”.
●	Revenue from big data and system-based risk management services decreased by 25.7% to RMB96.9 million (US$14.1 million) in 2022 from RMB130.4 million in 2021, mainly due to the COVID-19 impacts on our cooperation with customers as well as product adjustments.
●	Revenues from marketing and other services increased by 62.0%to RMB161.0 million (US$23.3 million) in 2022 from RMB99.4 million in 2021, primarily due to the growth of our insurance brokerage services and other new business initiatives.

Cost of promotion and acquisition. Our cost of promotion and acquisition increased by 23.3% to RMB693.3 million (US$100.5 million) in 2022 from RMB562.1 million in 2021. The increase was in line with the growth of our revenues generated from recommendation services and marketing and other services.

Cost of operation. Our cost of operation decreased by 4.5% to RMB84.0 million (US$12.2 million) in 2022 from RMB88.0 million in 2021. The decrease was primarily attributable to a decrease from RMB4.5 million in 2021 to RMB0.5 million (US$0.1 million) in 2022 in depreciation expenses and the decrease from RMB3.5 million in 2021 to RMB2.1 million (US$0.3 million) in 2022 in payroll costs, partially offset by an increase from RMB0.1 million in 2021 to RMB2.6 million (US$0.4 million) in 2022 in call center outsourcing costs.

Sales and marketing expenses. Our sales and marketing expenses decreased by 6.4% to RMB134.3 million (US$19.5 million) in 2022 from RMB143.5 million in 2021. The decrease was primarily due to a decrease from RMB101.8 million in 2021 to RMB84.5 million (US$12.3 million) in 2022 in payroll expenses, a decrease from RMB9.4 million in 2021 to RMB7.6 million (US$1.1 million) in 2022 in rental expenses and a decrease from RMB3.5 million in 2021 to RMB2.4 millino (US$0.3 million) in 2022 in traveling expenses resulting from our continued efforts in cost optimization, partially offset by an increase from RMB11.0 million in 2021 to RMB25.8 million (US$3.7 million) in 2022 in client service-related expenses.

Research and development expenses. Our research and development expenses decreased by 13.9% to RMB114.0 million (US$16.5 million) in 2022 from RMB132.4 million in 2021, primarily due to a decrease from RMB119.1 million in 2021 to RMB102.5 million (US$14.9 million) in 2022 in payroll expenses resulting from our continued efforts in cost optimization.

General and administrative expenses. Our general and administrative expenses decreased by 25.2% to RMB102.8 million (US$14.9 million) in 2022 from RMB137.5 million in 2021. The decrease was primarily attributable to a decrease from RMB39.6 million in 2021 to RMB25.3 million (US$3.7 million) in 2022 in professional fees, a decrease from RMB15.4 million in 2021 to RMB3.8 million (US$0.6 million) in 2022 in share-based compensation expenses and a decrease from RMB59.8 million in 2021 to RMB51.6 million (US$7.5 million) in 2022 in payroll costs resulting from our continued efforts in cost optimization, partially offset by an increase from negative RMB0.8 million in 2021 to RMB2.0 million (US$0.3 million) in 2022 in credit loss expenses.

Impairment of goodwill and intangible assets acquired from business acquisition. Our impairment of goodwill and intangible assets acquired from business acquisition was RMB13.3 million (US$1.9 million) in the fiscal year of 2022, which was the impairment of the goodwill and intangible assets of an acquired subsidiary, Newsky Wisdom. There was no such impairment loss in 2021.

Others, net. Our others, net represented a gain of RMB20.6 million (US$3.0 million) in the fiscal year of 2022, decreased by 64.5% from RMB58.0 million in the prior year. We recognized a gain from tax benefit for value-added tax of RMB12.0 million (US$1.7 million), an investment gain of RMB23.1 million (US$3.3 million) resulting from the deconsolidation of one of its subsidiaries1 and an impairment loss of RMB17.8 million (US$2.6 million) on investments in the fiscal year of 2022; while we recognized a realized investment gain of RMB51.1 million from the investment in Conflux Global, a decentralized applications block-chain solution provider, in the prior year. Please refer to Note 16 to our consolidated financial statements for further details.

Net loss. As a result of the foregoing, we had a net loss of RMB134.3 million (US$19.5 million) in 2022, compared with a net loss of RMB204.1 million in 2021.

[1]

In June 2022, Databook Tech Ltd (“Databook”), one of our subsidiaries, made a cash distribution to its shareholders, through which we received a portion of the cash distribution. Databook also issued additional shares to one minority shareholder and changed our board seat in Databook to one director. We consequently became a minority shareholder of Databook and no longer has control over the Databook. The investment gain of RMB23.1 million was realized in 2022.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Total revenues. Our total revenues increased by 37.4% from RMB585.8 million in 2020 to RMB805.0 million in 2021, primarily due to increases in revenues from recommendation services and marketing and other services, partially offset by a decrease in revenue from big data and system-based risk management services.

●	Revenues from recommendation services increased by 42.2% to RMB575.2 million in 2021 from RMB404.4 million in 2020, due to increases in revenues from recommendation services for both loan products and credit card products.
●	Revenues from recommendation services for credit cards increased by 38.4% to RMB407.8 million in 2021 from RMB294.6 million in 2020. Credit card volume for recommendation services in 2021 was approximately 3.7 million, representing an increase of approximately 32.1% from that in 2020, primarily due to the recovery from the plunge in 2020. The average fee per credit card for recommendation services was RMB109.8 in 2021, compared with that of RMB106.8 in 2020.
●	Revenues from recommendation services for loans increased by 52.6% to RMB167.5 million in 2021 from RMB109.8 million in 2020, mainly due to an increase in the number of loan applications on our platform, partially offset by a decrease in average fee per loan application. The number of loan applications on our platform in mainland China was approximately 13.6 million in 2021, representing an increase of approximately 94.3% from that in 2020, primarily due to the recovery from the plunge in 2020. The recommendation revenue of loans generated from overseas markets was 7.6% of total loan recommendation revenues in 2021, which percentage is less than that of 14.3% in 2020. The global COVID-19 pandemic and the associated inability to travel globally has negatively impacted our overseas business as discussed in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Impact of COVID-19 On Our Operations.”
●	Revenue from big data and system-based risk management services decreased by 9.6% to RMB130.4 million in 2021 from RMB144.2 million in 2020, mainly due to the decrease in the number of paying customers in 2021.
●	Revenues from marketing and other services increased by 167.2% to RMB99.4 million in 2021 from RMB37.2 million in 2020, primarily due to the growth of insurance brokerage services and initiatives of other new business.

Cost of promotion and acquisition. Our cost of promotion and acquisition increased by 48.2% to RMB562.1 million in 2021 from RMB379.4 million in 2020. The increase was in line with the growth of our recommendation services and marketing and other services in 2021. The increase was mainly due to the increase from RMB224.0 million in 2020 to RMB324.0 million in 2021 in rewards to business partners for promotion through the social media and partner program and the increase from RMB16.0 million in 2020 to RMB40.8 million in 2021 in commissions paid to individual insurance brokers.

Cost of operation. Our cost of operation decreased by 4.2% to RMB88.0 million in 2021 from RMB91.9 million in 2020. The decrease was primarily attributable to the decrease from RMB10.6 million in 2020 to RMB4.5 million in 2021 in depreciation expenses, and the decrease from RMB6.7 million in 2020 to RMB4.7 million in 2021 in bandwidth and server hosting costs.

Sales and marketing expenses. Our sales and marketing expenses increased by 11.6% to RMB143.5 million in 2021 from RMB128.6 million in 2020. The increase was primarily due to the increase in payroll costs including share-based compensation expenses, from RMB90.6 million in 2020 to RMB101.3 million in 2021.

Research and development expenses. Our research and development expenses decreased by 14.5% to RMB132.4 million in 2021 from RMB154.8 million in 2020, primarily due to the decrease in payroll costs including share-based compensation expenses, from RMB137.2 million in 2020 to RMB121.4 million in 2021.

General and administrative expenses. Our general and administrative expenses increased by 0.7% to RMB137.5 million in 2021 from RMB136.6 million in 2020. The increase was primarily attributable to the increase in payroll expenses including share-based compensation expenses, from RMB36.8 million in 2020 to RMB75.2 million in 2021, partially offset by the decrease from RMB68.3 million in 2020 to RMB39.6 million in 2021 in professional fees and the decrease from RMB13.1 million in 2020 to negative RMB0.8 million in 2021 in credit loss expenses. The change in share-based compensation expenses from negative RMB2.4 million in 2020 to RMB15.4 million in 2021 was mainly due to the reversal of share-based compensation expenses in 2020.

Others, net. Our others, net increased by 417.9% to RMB58.0 million in 2021 from RMB11.2 million in 2020. The increase was primarily from the realized investment gain of RMB51.1 million from our investment in Conflux Global, a decentralized applications blockchain solution provider.

Net loss. As a result of the foregoing, we had a net loss of RMB204.1 million in 2021, compared with a net loss of RMB312.1 million in 2020.

Recent Accounting Pronouncements

The accounting standards that the Group adopted beginning January 1, 2022 did not have a significant impact on the Group’s consolidated financial statements.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.2%, 1.3% and 2.0%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(107,498)	(294,588)	(154,595)	(22,416)
Net cash (used in)/ provided by investing activities	(91,265)	36,509	(39,926)	(5,789)
Net cash provided by financing activities	98,597	23,380	63,069	9,144
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(34,031)	(10,580)	33,265	4,825
Net decrease in cash and cash equivalents and restricted cash	(134,197)	(245,279)	(98,187)	(14,236)
Cash and cash equivalents and restricted cash at beginning of the year	833,382	699,185	453,906	65,810
Including:
Cash and cash equivalents at beginning of the year	694,910	549,979	444,933	64,509
Restricted cash at beginning of the year	138,472	149,206	8,973	1,301
Cash and cash equivalents and restricted cash at end of the year	699,185	453,906	355,719	51,574
Including:
Cash and cash equivalents at end of the year	549,979	444,933	346,539	50,243
Restricted cash at end of the year	149,206	8,973	9,180	1,331

As of December 31, 2020, 2021 and 2022, respectively, our cash and cash equivalents and restricted cash were RMB699.2 million, RMB453.9 million and RMB355.7 million (US$51.6 million). Our cash and cash equivalents mainly represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, with no restrictions imposed by banks or other financial institutions on withdrawal or use, and have original maturities of three months or less. As of December 31, 2020, 2021 and 2022, our restricted cash was RMB149.2 million, RMB9.0 million and RMB9.2 million (US$1.3 million), respectively. Restricted cash represents cash that is restricted as to withdrawal or use for current operations. As of December 31, 2022, our cash and cash equivalents were held in both mainland China and jurisdictions outside of mainland China, with the majority held in jurisdictions outside of mainland China. Our cash and cash equivalents placed with financial institutions are insured by relevant deposit insurances adopted by the financial institutions in those jurisdictions to the extent required by applicable laws and general practices.

The mainland China government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. A majority of our future revenues are likely to be in Renminbi. Under existing mainland China foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our subsidiaries in mainland China are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenditures such as the repayment of loans denominated in foreign currencies. The mainland China government may at its discretion restrict access to foreign currencies for current account transactions in the future.

In addition, under mainland China laws and regulations, our subsidiaries in mainland China and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. The amounts restricted include the paid-up capital and the statutory reserve funds of our subsidiaries in mainland China and the net assets of the VIEs in which we have no legal ownership, totaling RMB83.8 million, RMB133.3 million and RMB142.3 million (US$20.6 million) as of December 31, 2020, 2021 and 2022, respectively.

We believe our current cash and cash equivalents will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. In the foreseeable future, we intend to fund our existing and future material cash requirements with our existing cash balance, bank loans including the remaining credit line available to certain of our subsidiaries in mainland China as described in Note 15 to the consolidated financial statements included elsewhere in this annual report and operational cash inflows to meet our anticipated needs for general corporate purposes. After our IPO, we generally enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

In utilizing the proceeds, we received from our IPO, we may make additional capital contributions to our subsidiaries in mainland China, establish new subsidiaries in mainland China and make capital contributions to these new subsidiaries in mainland China, make loans to our subsidiaries in mainland China, or acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to applicable approval or registration requirements under mainland China laws and regulations. For example:

●	capital contributions to our subsidiaries in mainland China are subject to registration with the SAMR or its local counterpart and registration with local bank authorized by SAFE; and
●	loans by us to our subsidiaries in mainland China to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches.

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Exchange.”

Jianpu Technology Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in mainland China and the VIEs. Under mainland China law, Jianpu Technology Inc. may provide funding to our subsidiaries in mainland China only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. In the years ended December 31, 2020, 2021 and 2022, Jianpu Technology Inc. extended loans with outstanding principal amount of RMB65.9 million, nil and RMB40.4 million (US$5.9 million), respectively, to our intermediate holding companies and subsidiaries, and received repayments of nil, RMB25.1 million and RMB51.9 million (US$7.5 million), respectively. In the years ended December 31, 2020, 2021 and 2022, the VIEs received RMB9.6 million, RMB1.0 million and nil, respectively, as capital investment (in the form of loans extended to nominee shareholders from our subsidiaries in mainland China) or as loans from our subsidiaries in mainland China. The VIEs may transfer cash to our subsidiaries in mainland China by paying service fees according to the contractual arrangements. For the years ended December 31, 2020, 2021 and 2022, no assets other than cash were transferred through our organization, neither our subsidiaries in mainland China nor the VIEs made cash dividends or other distributions to Jianpu Technology Inc. or its offshore subsidiaries, and no dividends or other distributions were made to U.S. investors. See “Item 3. Key Information—Cash Flows through Our Organization” for more details.

We have no present plan to distribute earnings or settle the amounts owed by our subsidiaries in mainland China and the VIEs to Jianpu Technology Inc. Given the current financial position and anticipated future cash needs, we currently intend to retain most, if not all, of the available funds and any future earnings to operate and expand our business. We intend to settle the amounts owed to the parent company after the financial position of our subsidiaries in mainland China and the VIEs is further strengthened in the future.

As of December 31, 2021 and 2022, our short-term borrowings were RMB181.9 million and RMB253.5 million (US$36.8 million), respectively. Our short-term borrowings, which have maturities of fewer than 12 months, represent bank loans denominated in Renminbi with fixed annual interest rate ranging 3.7%~4.05% and secured by short-term time deposits of Jianpu (Hong Kong) Limited. We are subject to certain restrictions in using such short-term borrowings, according to which the short-term borrowings should be used only in daily business operation. No covenants exist in relation to short-term borrowings.

Operating Activities

Net cash used in operating activities for the year ended December 31, 2022 was RMB154.6 million (US$22.4 million), as compared to net loss of RMB134.3 million (US$19.5 million) for the same period. The principal changes in operating assets and liabilities mainly included (i) an increase of RMB16.8 million (US$2.4 million) in accounts receivable due to business growth; and (ii) a decrease of RMB15.7 million (US$2.3 million) in amounts due to related party resulting from transactions with RONG360; (iii) a decrease of RMB10.7 million (US$1.6 million) in accrued expenses and other current liabilities in line with decrease of operating expenses resulting from our continued efforts in cost optimization. The principal non-cash items affecting the difference between our net loss and our net cash used in operating activities in 2022 were RMB23.4 million (US$3.4 million) of investment income primarily due to deconsolidation of one of our subsidiaries, partially offset by RMB17.8 million (US$2.6 million) of investment impairment loss and RMB13.3 million (US$1.9 million) of impairment loss of goodwill and intangible assets acquired from business combination.

Net cash used in operating activities for the year ended 31, 2021 was RMB294.6 million, as compared to net loss of RMB204.1 million for the same period. The principal changes in operating assets and liabilities included (i) a decrease of RMB68.3 million in accrued expenses and other current liabilities due to a RMB60.0 million payment of Databook, a subsidiary of us, for the investigation concluded in January 2021; (ii) an increase of RMB35.7 million in accounts receivable due to the growth of our recommendation, insurance brokerage and other marketing services; and (iii) an increase of RMB19.8 million in amounts due to related party resulting from transactions with RONG360 and an increase of RMB19.6 million in accounts payable resulting from the increase of cost of promotion and acquisition related to our business expansion. The principal non-cash items affecting the difference between our net loss and our net cash used in operating activities in 2021 were RMB51.1 million of investment income, partially offset by RMB17.4 million of share-based compensation expenses and RMB11.1 million of depreciation and amortization expenses.

Net cash used in operating activities for the year ended December 31, 2020 was RMB107.5 million, as compared to net loss of RMB312.1 million for the same period. The principal changes in operating assets and liabilities were a decrease of RMB98.7 million in accounts receivable and a decrease of RMB61.8 million in prepayments and other current assets, partially offset by a decrease of RMB24.8 million in amount due to related party. The decrease in accounts receivable, prepayments and amount due to related party were attributable to the optimization of collection and payment cycles. The principal non-cash items affecting the difference between our net loss and our net cash used in operating activities in 2020 were RMB18.6 million of depreciation and amortization expenses, RMB16.9 million of impairment loss and RMB13.1 million of allowance for credit losses.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2022 was RMB39.9 million (US$5.8 million), primarily due to a net cash outflow of RMB45.5 million (US$6.6 million) from purchase of restricted time deposits, partially offset by a net cash inflow of RMB5.1 million (US$0.7 million) from deconsolidation of one of our subsidiaries.

Net cash provided by investing activities for the year ended December 31, 2021 was RMB36.5 million, primarily due to an inflow of RMB60.6 million of cash received from long-term investments, partially offset by an outflow of RMB10.0 million of placement of time deposits and a net outflow of RMB6.4 million of short-term investments and restricted investment. The cash received from long-term investments was mainly attributable to the realized gain of investment in Conflux Global.

Net cash used in investing activities for the year ended December 31, 2020 was RMB91.3 million, including a transfer to restricted time deposits of RMB89.4 million to secure our short-term borrowing, and a net inflow of RMB8.6 million due to maturities of short-term investments and restricted investment.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2022 was RMB63.1 million (US$9.1 million), including a net cash inflow of RMB71.6 million (US$10.4 million) of short-term borrowings that we incurred to fund and boost our business growth, partially offset by a cash outflow of RMB8.7 million (US$1.3 million) resulting from purchase of additional shares held by noncontrolling interests shareholder.

Net cash provided by financing activities for the year ended December 31, 2021 was RMB23.4 million, including a net cash inflow of RMB23.4 million of short-term borrowings that we incurred to fund and boost our business growth.

Net cash provided by financing activities for the year ended December 31, 2020 was RMB98.6 million, including a net cash inflow of RMB98.5 million of short-term borrowings that we incurred to support our business recovery and further growth.

Material Cash Requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our capital expenditures and operating lease commitments.

Our capital expenditures are primarily incurred for purchases of intangible assets, property and equipment. Our capital expenditures were RMB4.1 million in 2020, RMB3.1 million in 2021 and RMB1.8 million (US$0.3 million) in 2022.

Our operating lease commitments represent leases for our office premises. The following table sets forth our operating lease agreements as of December 31, 2022:

	Less than
	Total		1 Year		1–3 years		3–5 Years		More than 5 years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

	(in thousands)
Operating lease commitments	5,991	869	5,198	754	793	115	—	—	—	—

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2022.

Holding Company Structure

Jianpu Technology Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in mainland China and the VIEs in mainland China. As a result, Jianpu Technology Inc.’s ability to pay dividends depends upon dividends paid by our subsidiaries in mainland China. If our existing subsidiaries in mainland China or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in mainland China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with mainland China accounting standards and regulations. Under mainland China law, each of our subsidiaries and the VIEs in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries and the VIEs may allocate a portion of their after-tax profits based on mainland China accounting standards to discretionary surplus funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. For the years ended December 31, 2020, 2021 and 2022, profit appropriation to statutory surplus fund for our entities incorporated in mainland China was approximately nil, RMB0.1 million and nil, respectively. No appropriation to other reserve funds was made for any of the periods presented. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. Our subsidiaries in mainland China have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Deposits with Silicon Valley Bank

We are aware that Silicon Valley Bank (“SVB”) was closed on March 10, 2023 by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. To protect insured depositors, the FDIC created the Deposit Insurance National Bank of Santa Clara. According to the FDIC press release, the FDIC as receiver will retain all the assets from SVB for later disposition. On March 12, 2023, the FDIC, Board of Governors of the Federal Reserve System and the Department of the Treasury of the United States issued a joint statement addressing the failure of SVB. The joint statement indicates that the FDIC will provide direct protection of 100% of the deposits that depositors held at SVB, including the uninsured amounts, and that depositors will have access to all of their funds as of March 13, 2023.

As of December 31, 2022, we had a cash deposit of US$3.3 million with SVB U.S. Branch, representing approximately 3.4% of our total cash and cash equivalents and restricted cash and time deposit. As of March 31, 2023, we had a cash deposit of US$0.1 million with SVB U.S. Branch. The rest of our cash and cash equivalents and restricted cash and time deposit is distributed across multiple large financial institutions.

We maintain a strong cash position. Notwithstanding the closure of SVB, we continue to believe that our existing cash and cash equivalent balance will be sufficient to meet its working capital, capital expenditures, and material cash requirements from known contractual obligations for the next twelve months and beyond. There is no disruption to our normal business operation.

C.	Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Data and Technology” and “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.	Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Estimates.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Daqing (David) Ye	50	Co-Founder, Chairman and Chief Executive Officer
Jiayan Lu	47	Co-Founder and Director
Caofeng Liu	40	Co-Founder, Director and Chief Technology Officer
Chenchao Zhuang	47	Co-Founder and Director
Yilü (Oscar) Chen	48	Director and Chief Financial Officer
Ting Bun Denny Lee	55	Independent Director
Xiaoyan Zhang	46	Independent Director
Kuang-Yu (Jeff) Liao	63	Independent Director

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

Mr. Jiayan Lu has served as our director since October 2017. He served as our chief operating officer from October 2017 to June 2022. He is a co-founder of RONG360, and has served as its director since August 2015. Mr. Lu served as deputy director of Pudong branch, deputy general manager of Shanghai branch and deputy general manager of operations of the Bank of Ningbo from 2007 to 2011. Mr. Lu worked as the manager of the customer service center of Royal & Sun Alliance Insurance plc in greater China from 2004 to 2007 and director of the customer service center of Standard Chartered Bank from 2002 to 2004. Mr. Lu received a bachelor’s degree in international finance from Shanghai Jiaotong University in 1997 and an MBA degree from Shanghai Jiaotong University in 2002.

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

Mr. Denny Ting Bun Lee has served as our independent director since November 2017. Mr. Lee currently also serves as chairman of the audit committees and independent non-executive director on the boards of NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) and New Oriental Education & Technology Group Inc. (NYSE: EDU; HKEX: 9901). From April 2002 to June 2022, Mr. Lee served as a director of NetEase, Inc., formerly known as NetEase.com, Inc., which is listed on the Nasdaq Global Select Market (NASDAQ: NTES) and the Hong Kong Stock Exchange (HKEX: 9999). He was the chief financial officer of NetEase.com, Inc. from April 2002 to June 2007 and its financial controller from November 2001 to April 2002. Prior to joining NetEase.com, Inc., Mr. Lee worked in the Hong Kong office of KPMG for more than ten years. In addition, From August 2013 to June 2022, Mr. Lee served as independent non-executive director on the board of China Metal Resources Utilization Ltd. (HKEX: 1636), which is listed on the main board of Hong Kong Stock Exchange. Mr. Lee graduated from the Hong Kong Polytechnic University majoring in accounting and is a member of The Hong Kong Institute of Certified Public Accountants and The Chartered Association of Certified Accountants.

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

For the year ended December 31, 2022, we paid an aggregate of approximately RMB8.1 million (US$1.2 million) in cash and benefits to our executive officers. We do not pay our non-executive directors. For share incentive grants to our officers and directors, see “—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our subsidiaries in mainland China are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

In October 2017, our board of directors approved the 2017 Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2017 Share Incentive Plan, or the 2017 Plan, the maximum number of shares available for issuance shall be 2% of the total number of shares issued and outstanding as of the closing of our IPO, plus an annual increase on the first day of each of the first five fiscal years of the Company during the term of the 2017 Plan commencing with the fiscal year beginning January 1, 2018, by an amount equal to 2% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year (excluding issued shares reserved for future option exercise and restricted share unit vesting), and an annual increase on the first day of each of the next five fiscal years of the Company during the term of the 2017 Plan commencing with the fiscal year beginning January 1, 2023, by an amount equal to 1.5% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year (excluding issued shares reserved for future option exercise and restricted share unit vesting).

In June 2022, our board of directors approved the Amendment No. 1 to the Global Share Plan. We amended Section 6(e) of our Global Share Plan by changing the term of options from ten years to twelve years. Other provisions of the Global Share Plan remained the same.

We assumed all outstanding share incentive awards issued under the RONG360 2012 Plan and administered the assumed awards pursuant to the Global Share Plan. As of February 28, 2023, a total of 23,474,169 awards (8,476,889 of which are exercisable), including the share awards succeeding from the RONG360 2012 Share Plan, has been granted under the Global Share Plan to our directors, employees and other eligible persons, and a total of 47,854,081 awards (18,610,369 of which are exercisable) has been granted under the 2017 Share Incentive Plan to our directors, management executives and employees.

The following paragraphs summarize the terms of our Global Share Plan, as amended.

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

Term of the Awards. The term of each option granted under our Global Share Plan may not exceed twelve years from date of the grant. The term of share purchase rights granted under our Global Share Plan is set forth in the relevant share purchase agreement.

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

Termination. Our Global Share Plan will terminate ten years after the later of (i) the date when our board adopted our Global Share Plan or (ii) the date when our board approved the most recent increase in the award pool under our Global Share Plan that was also approved by our shareholders, provided that our board may terminate the plan at any time and for any reason, subject to shareholder approval in certain cases.

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

The following table summarizes, as of February 28, 2023, the outstanding options that were granted to our directors, executive officers and other grantees in the aggregate under the Global Share Plan and the 2017 Plan:

	Ordinary Shares
	Underlying
	Outstanding	Exercise Price
Name	Options	(US$/Share)	Grant Date	Expiration Date
Daqing (David) Ye	*	0.01	December 2017, December 2019, December 2021, January 2020, December 2022 and January 2023	December 2027, December 2029, December 2031 and January 2032, December 2032 and January 2033
Jiayan Lu	*	0.01	December 2017, December 2019, December 2021, January 2022, December 2022 and January 2023	December 2027, December 2029, December 2031, January 2032, December 2032 and January 2033
Caofeng Liu	*	0.01	December 2017, December 2019, December 2021, January 2022, December 2022 and January 2023	December 2027, December 2029, December 2031, January 2032, December 2032 and January 2033
Yilü (Oscar) Chen	6,785,736	0.01-0.21	April 2017, December 2017, December 2019, December 2021, January 2022, December 2022 and January 2023	April 2027, December 2027, December 2029, December 2031, January 2032, December 2032 and January 2033
Ting Bun Denny Lee	*	0.01	November 2017, December 2019, December 2021, January 2022, December 2022 and January 2023	November 2027, December 2029, December 2031 and January 2032, December 2032 and January 2033
Xiaoyan Zhang	*	0.01	February 2018, December 2019, December 2021, January 2022, December 2022 and January 2023	February 2028, December 2029, December 2031 and January 2032, December 2032 and January 2033
Kuang-Yu (Jeff) Liao	*	0.01	November 2018, December 2019, December 2021, January 2022, December 2022 and January 2023	November 2028, December 2029, December 2031 and January 2032, December 2032 and January 2033
Other grantees	24,012,433	0.00035-0.80	February 2013 to January 2023	October 2021 to January 2033
Total	44,907,850
*	Less than one percent of our total outstanding shares.
C.	Board Practices

Board of Directors

Our board of directors currently consists of eight members. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

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

Audit Committee. Our audit committee consists of Ting Bun Denny Lee, Xiaoyan Zhang and Kuang-Yu (Jeff) Liao, and is chaired by Mr. Lee. Mr. Lee, Ms. Zhang and Mr. Liao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Lee qualifies as an “audit committee financial expert” as set forth under the applicable rules of the SEC. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Xiaoyan Zhang, Ting Bun Denny Lee and Kuang-Yu (Jeff) Liao, and is chaired by Ms. Zhang. Ms. Zhang and Mr. Lee and Mr. Liao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating Committee. Our nominating committee consists of Kuang-Yu (Jeff) Liao, Ting Bun Denny Lee and Xiaoyan Zhang, and is chaired by Mr. Liao. Mr. Liao, Ms. Zhang and Mr. Lee satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee is responsible for, among other things:

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

Enforceability of Civil Liabilities

Substantially all of our assets are located outside the United States. In addition, most of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for shareholders to effect service of process within the United States upon us or these persons, to bring an action against us or these persons in the United States, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168, as our agent to receive service of process with respect to any action brought against us under the securities laws of the United States.

We have been informed by our Cayman Islands legal counsel that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers, predicated upon the securities laws of the United States or any state in the United States. We have also been advised by our Cayman Islands legal counsel that a judgment obtained in any federal or state court in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is one in respect of which the foreign court had jurisdiction over the defendant according to Cayman Islands conflict of law rules, (ii) is final and conclusive, (iii) is either for a liquidated sum not in respect of penalties or taxes or a fine or similar fiscal or revenue obligations or, in certain circumstances, for in personam non-money relief, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

Most of our current officers and directors are located in mainland China or Hong Kong, and it will be more difficult to enforce liabilities and enforce judgments on those individuals. Our legal counsel in mainland China has advised us that there is uncertainty as to whether the courts of mainland China would:

●	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or
●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Our PRC legal counsel has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. mainland China courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between mainland China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Mainland China does not have any treaties or other written form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. As such, the mainland China courts will review and determine the applicability of the reciprocity principle on a case-by-case basis and the length of the procedure is uncertain. In addition, according to the PRC Civil Procedures Law, courts in mainland China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of mainland China law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a mainland China court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on mainland China law against a company in mainland China for disputes if they can establish sufficient nexus to mainland China for a mainland China court to have jurisdiction, and meet other procedural requirements. It will be, however, difficult for U.S. shareholders to originate actions against us in mainland China in accordance with mainland China laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to mainland China for a mainland China court to have jurisdiction as required under the PRC Civil Procedures Law. In addition to the aforesaid substantial uncertainties, the foreign shareholders seeking the enforcement of a foreign judgement in mainland China courts could incur substantial legal and other costs that may be material to the shareholders. Shareholders could potentially spend a considerable amount of time and other resources to go through the recognition and enforcement procedure, which may be a significant burden for the shareholders, but with no assurance of ultimate success.

D.	Employees

We had 696, 708 and 586 employees as of December 31, 2020, 2021 and 2022, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2020, 2021 and 2022:

	As of December 31,
Function:	2020	2021	2022
Sales and marketing	282	303	248
Research and development	287	246	189
Operations	50	68	48
General administration	77	91	101
Total	696	708	586

As of December 31, 2022, we had 486 employees in Beijing, 18 employees in Shanghai, five employees in Shenzhen, and another 77 employees in various other places in China and overseas.

As required by laws and regulations in mainland China, we participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

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

Our employees have established a labor union. We believe that we maintain a good working relationship with our employees and the labor union, and we have not experienced any material labor disputes.

E.	Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares on an as-converted basis as of February 28, 2023 for:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own 5% or more of our ordinary shares.

The calculations in the table below are based on 424,447,980 ordinary shares outstanding as of February 28, 2023, including (i) 327,976,185 Class A ordinary shares; and (ii) 96,471,795 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A	Class B	Total ordinary	% of total	% of
	ordinary	ordinary	shares on an as	ordinary	aggregate
	shares	shares	converted basis	shares	voting power
Directors and Executive Officers: **
Daqing (David) Ye(1)	6,852,707	29,254,625	36,107,332	8.5	23.1
Jiayan Lu (2)	2,852,707	28,738,439	31,591,146	7.4	22.4
Caofeng Liu (3)	2,687,587	11,377,901	14,065,488	3.3	9.0
Chenchao Zhuang (4)	13,875,000	27,100,830	40,975,830	9.7	22.0
Yilü (Oscar) Chen (5)	5,852,706	—	5,852,706	1.4	0.5
Denny Ting Bun Lee (6)	*	—	*	*	*
Xiaoyan Zhang	*	—	*	*	*
Kuang-yu (Jeff) Liao(7)	*	—	*	*	*
All directors and executive officers as a group	32,940,707	96,471,795	129,412,502	29.7	76.5
Principal Shareholders:
JYLu Holdings Ltd.(2)	—	28,738,439	28,738,439	6.8	22.2
Sun Flower Information Technology Ltd.(4)	2,125,000	27,100,830	29,225,830	6.9	21.1
Investment funds affiliated with Sequoia(8)	62,337,346	—	62,337,346	14.7	4.8
Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. (9)	41,247,573	—	41,247,573	9.7	3.2
Sailing Capital Overseas Investments Fund, LP (10)	32,569,064	—	32,569,064	7.7	2.5
Morgan Stanley(11)	27,337,840	—	27,337,840	6.4	2.1
Article Light Limited (12)	26,536,229	—	26,536,229	6.3	2.1
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
**

Except as indicated otherwise below, the business address of our directors and executive officers is 5F Times Cyber Building, 19 South Haidian Road, Haidian District, Beijing, People’s Republic of China.

(1)

Represents (i) 1,035,720 Class A ordinary shares in the form of ADSs, (ii) 17,663,915 Class B ordinary shares held by LEFT BK Holdings Ltd., (iii) 4,000,000 Class A ordinary shares, (iv) 11,590,710 Class B ordinary shares held by Mount Bonnell Limited and (v) 1,816,987 Class A ordinary shares issuable upon exercise of options and vesting of restricted shares within 60 days after the date of February 28, 2023. LEFT BK Holdings Ltd. is a British Virgin Islands company wholly owned by Mr. Daqing Ye. Mount Bonnell Limited is a British Virgin Islands company wholly owned by Ms. Dawei Huang, who is Mr. Ye’s wife. The registered office of each of these entities is at Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(2)

Represents (i) 1,035,720 Class A ordinary shares in the form of ADSs, (ii) 28,738,439 Class B ordinary shares held by JYLu Holding Ltd. and (iii) 1,816,987 Class A ordinary shares issuable upon exercise of options and vesting of restricted shares within 60 days after the date of February 28, 2023. JYLu Holding Ltd. is a British Virgin Islands company wholly owned by Mr. Jiayan Lu with its registered office at Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(3)

Represents (i) 870,600 Class A ordinary shares in the form of ADSs, (ii) 11,377,901 Class B ordinary shares held by CFLIU Holdings Ltd. and (iii) 1,816,987 Class A ordinary shares issuable upon exercise of options and vesting of restricted shares within 60 days after the date of February 28, 2023. CFLIU Holdings Ltd. is a British Virgin Islands company wholly owned by Mr. Caofeng Liu with its registered office at Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(4)

Represents (i) 27,100,830 Class B ordinary shares, (ii) 2,125,000 Class A ordinary shares held by Sun Flower Information Technology Ltd., a British Virgin Islands company wholly owned by the family of Mr. Chenchao Zhuang, and (iii) 11,750,000 Class A ordinary shares held by Lucky Fish Information Technology Limited, a British Virgin Islands company wholly owned by the family of Mr. Chenchao Zhuang. The registered office of each of these entities is at Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. The business address of Mr. Zhuang is A-901, PingAn International Financial Centre, Chaoyang District, Beijing 100027.

(5)

Represents (i) 1,035,720 Class A ordinary shares in the form of ADSs held by Maple Evergreen Limited and (ii) 4,816,986 Class A ordinary shares issuable upon exercise of options and vesting of restricted shares within 60 days after the date of February 28, 2023. Maple Evergreen Limited is a British Virgin Islands company wholly owned by Mr. Yilü (Oscar) Chen with its registered office at Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(6)	The business address of Mr. Ting Bun Denny Lee is No. 4 Dianthus Road, Yau Yatchuen, Kowloon, Hong Kong.
(7)	The business address of Mr. Kuang-Yu (Jeff) Liao is 9/F, No. 8, Neihu Road, Sec 2, Lane 103, Taipei, Taiwan.
(8)

Represents (i) 55,952,470 Class A ordinary shares held by Sequoia Capital CV IV Holdco, Ltd. and (ii) 6,384,876 Class A ordinary shares held by Sequoia Capital China GF Holdco III-A, Ltd. Sequoia Capital CV IV Holdco, Ltd. is an exempted company with limited liability incorporated under the laws of the Cayman Islands that is wholly owned by Sequoia Capital CV IV Senior Holdco, Ltd., which is wholly owned by Sequoia Capital China Venture Fund IV, L.P., whose general partner is SC China Venture IV Management, L.P. Sequoia Capital China GF Holdco III-A, Ltd. is an exempted company with limited liability incorporated under the laws of the Cayman Islands that is wholly owned by Sequoia Capital China Growth Fund III, L.P., whose general partner is SC China Growth III Management, L.P. SC China Holding Limited acts as the general partner of each of SC China Venture IV Management, L.P. and SC China Growth III Management, L.P. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, whose sole owner and sole director is Nan Peng Shen. The business address of each of Sequoia Capital CV IV Holdco, Ltd. and Sequoia Capital China GF Holdco III-A, Ltd. is c/o Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 268, Grand Cayman, KY1-1111, Cayman Islands.

(9)

Represents (i) 40,659,873 Class A ordinary shares held by Lightspeed China Partners I, L.P. and (ii) 5,560,287 Class A ordinary shares held by Lightspeed China Partners I-A, L.P. The voting and dispositive power over the ordinary shares held by Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. is controlled by their general partner, Lightspeed China Partners I GP, LLC. Mr. James Qun Mi and Mr. Ronald Cao are the managing directors of Lightspeed China Partners I GP, LLC and together hold all shareholder voting rights in Lightspeed China Partners I GP, LLC. Mr. Mi disclaims beneficial ownership of the shares held by Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P., except to the extent of his pecuniary interests therein. The business address of each of Lightspeed China Partners I, L.P., Lightspeed China Partners I-A, L.P. and Lightspeed China Partners I GP, LLC is Suite 2105, Platinum Building, 233 Tai Cang Road, Huangpu District, Shanghai 200020.

(10)

Represents (i) 29,661,224 Class A ordinary shares held by Torch International Investment Ltd., (ii) 2,737,580 Class A ordinary shares held by Rosy Parade Limited and (iii) 312,500 Class A ordinary shares held by MJM International Limited. Torch International Ltd. is a direct and controlled subsidiary of Sailing Capital Overseas Investments Fund, LP, a Cayman Islands limited partnership. MJM International Limited and Rosy Parade Limited are affiliates of Torch International Ltd. Because of Sailing Capital Overseas Investments Fund, LP’s relationship with Torch International Investment Ltd., Rosy Parade Limited and MJM International Limited, Sailing Capital Overseas Investments Fund, LP may be deemed to have beneficial ownership of the Class A ordinary shares directly held by Torch International Investment Ltd., Rosy Parade Limited and MJM International Limited. None of Torch International Investment Ltd., Rosy Parade Limited or MJM International Limited has the power to direct Sailing Capital Overseas Investments Fund, LP to vote or dispose of the Class A ordinary shares. James Xiao Dong Liu functions as the general partner of Sailing Capital Overseas Investments Fund, LP. The business address of Sailing Capital Overseas Investments Fund, LP is Unit 2006-08, Harbour Centre, 25 Harbour Road, Wan Chai, Hong Kong.

(11)

Based on a Form 13G/A filed by Morgan Stanley on February 9, 2023. Represents 27,337,840 Class A ordinary shares owned, or may be deemed to be beneficially owned, by Morgan Stanley Capital Services LLC, a wholly owned subsidiary of Morgan Stanley. The business address of each of Morgan Stanley and Morgan Stanley Capital Services LLC is 1585 Broadway New York, NY 10036, USA.

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

To our knowledge, as of February 28, 2023, 224,512,830 of our ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.	Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with the VIEs and Their Shareholders

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs.”

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

Related Party Transactions

For the year ended December 31, 2022, we generated revenues in the total amount of RMB0.9 million for the loan recommendation services to RONG360, RMB4.8 million for the big data and system-based risk management services to RONG360, and charged administrative expenses of RMB6.0 million to RONG360, including expenses related to operational, administrative, human resources, legal, accounting and internal control.

For the year ended December 31, 2022, RONG360 charged us RMB0.2 million for cost of promotion and acquisition and RMB0.9 million for research and development expenses including expenses related to system development.

As of December 31, 2022, RMB7.6 million was due to RONG360, which reflected the aforementioned related party transactions and related settlement and prepayment between RONG360 and us.

Another related party is our equity investee in which we acquired 35% interest in March 2021, which charged us customer services of RMB0.4 million for service delivered in 2022.

As of December 31, 2022, we had RMB5.8 million due to a related party, from which we obtained contractual control of KTN in October 2018. The balance primarily represented the unpaid consideration as of December 31, 2022, which decreased compared to that as of December 31, 2021 because the related party collected some receivables on our behalf, which has not yet transferred to us. The related party was owned by two of our founders before September 2020 and is now controlled by one of our founders.

As of December 31, 2022, we also had RMB0.1 million due from other related parties.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are subject to legal proceedings and claims in our ordinary course of business from time to time. On October 25, 2018, a putative securities class action was filed against us, certain of our directors and officers, and others in the U.S. District Court for the Southern District of New York: Panther Partners Inc., v. Jianpu Technology Inc. et al. (Case No. 18-cv-09848). The plaintiffs in the case alleged, in sum and substance, that certain disclosures and statements made by our company in connection with our initial public offering contained material misstatements and omissions in violation of the Securities Act of 1933. On September 27, 2020, the court denied the defendants’ motion to dismiss. On November 15, 2021, the parties reached a stipulation to settle the action for the amount of US$7.5 million, among other conditions. On December 30, 2021, the court issued an order granting preliminary approval of the parties’ proposed settlement, the cost of which will be borne in substantial part by our directors and officers liability insurance. On May 12, 2022, the court issued an order granting final approval of the proposed settlement, according to which our insurance company has paid the aggregate amount of US$7.5 million and this lawsuit has been closed.

On February 17, 2021, another putative securities class action was filed against us and certain of our officers in the U.S. District Court for the Southern District of New York: Guttentag v. Jianpu Technology Inc. et al. (Case No. 21-cv-01419). The plaintiffs in the case allege, in sum and substance, that certain of our company’s disclosures since the first quarter of 2018 contained material misstatements and omissions in violation of the Securities Exchange Act of 1934. On July 20, 2021, the lead plaintiff filed an amended class action complaint: Enrique Africa v. Jianpu Technology Inc. et al. (Case No. 21-cv-01419). On September 3, 2021, we filed a motion to dismiss. On September 28, the court granted our motion to dismiss all claims with leave to amend. On November 28, 2022, the lead plaintiff filed the second amended complaint. On January 27, 2023, we filed a motion to dismiss the second amended complaint. Briefing on the second amended complaint is expected to complete in April 2023. This case otherwise remains in its preliminary stages, and we cannot predict the timing, outcome or consequences of this class action. We will continue to defend against this action vigorously.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. For risks and uncertainties relating to the pending case against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We and certain of our directors and officers were named as defendants in a few putative shareholder class action lawsuits and may in the future become involved in additional lawsuits, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

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

Financial Impact Assessment

The total amount of overstated revenue for the year ended December 31, 2018 as previously reported in our annual report on Form 20-F was RMB90 million, and for the year ended December 31, 2019 as previously furnished to the SEC on Form 6-K was RMB164 million, representing approximately 4.5% and 10.1% of the total revenue previously reported by us for such years, respectively, and the adjustment to overstated cost and expenses together with the reserve for potential credit loss was approximately RMB90 million and RMB130 million for the fiscal years of 2018 and 2019, respectively, resulting in a minimal net profit impact for the fiscal year 2018 and an RMB34 million increase in net loss for the fiscal year 2019.

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

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our subsidiaries in mainland China for our cash requirements, including any payment of dividends to our shareholders. Mainland China regulations may restrict the ability of our subsidiaries in mainland China to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries in mainland China to make payments to us could have a material and adverse effect on our ability to conduct our business.”

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

The following summary of material Cayman Islands, mainland China and U.S. federal income tax consequences of an investment in our ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to investors levied by the government of the Cayman Islands. In addition, no withholding tax is imposed on dividend payments in the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ADSs or ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or ordinary shares, nor will gains derived from the disposal of the ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

Mainland China Taxation

Although we are incorporated in the Cayman Islands, we may be treated as a mainland China resident enterprise for mainland China tax purposes under the Enterprise Income Tax Law. The Enterprise Income Tax Law provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in mainland China is treated as a mainland China resident enterprise for mainland China tax purposes. The implementing rules of the Enterprise Income Tax Law merely define the location of the “de facto management body” as the “body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise.” Based on a review of the facts and circumstances, we do not believe that Jianpu Technology Inc. or Jianpu (Hong Kong) Limited should be considered a mainland China resident enterprise for mainland China tax purposes. However, there is limited guidance and implementation history of the Enterprise Income Tax Law. If Jianpu Technology Inc. were to be considered a mainland China resident enterprise, any gain realized on the sale or other disposition of our ADSs or Class A ordinary shares by investors that are non- mainland China enterprises and any interest or dividends payable by us to such investors is subject to mainland China income tax at a rate of 10%. In case of investors that are non-mainland China individuals, the applicable mainland China income tax rate is 20%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a mainland China resident enterprise for mainland China income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders or ADS holders.”

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash, deposits, and investments), and the market price of our ADSs and Class A ordinary shares, we believe we were a PFIC for the taxable year ended December 31, 2022, and we will likely be a PFIC for the current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, the PFIC rules discussed below under “Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ADSs or Class A ordinary shares, as applicable. If such election is made, you will be deemed to have sold our ADSs or Class A ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described below under “Passive Foreign Investment Company Rules.” After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs or Class A ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or Class A ordinary shares. The rules dealing with deemed sale elections are very complex. Each U.S. Holder should consult its tax advisors regarding the possibility and considerations of making a deemed sale election.

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any mainland China tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) the ADSs or Class A ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a mainland China resident enterprise under the mainland China tax law, we are eligible for the benefit of the United States-mainland China income tax treaty, (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, (iii) certain holding period requirements are met, and (iv) such non-corporate U.S. Holders are not under an obligation to make related payments with respect to positions in substantially similar or related property. For this purpose, ADSs listed on the NYSE will generally be considered to be readily tradable on an established securities market in the United States, and the ADSs are expected to be readily tradable for so long as they continue to be listed on the New York Stock Exchange, although there can be no assurance in this regard. However, as described above, in April 2020 we received communications from the New York Stock Exchange notifying us that we were not in compliance with certain New York Stock Exchange continued listing standards, and if we fail to satisfy such requirements and fail to regain compliance on a timely basis, our ADSs could be delisted from the New York Stock Exchange. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs.” If our ADSs are delisted from the New York Stock Exchange and are not otherwise readily tradable on an established securities market in the Untied States, dividends received on our ADSs would generally not be eligible to be taxed as dividend income from a qualified foreign corporation. Moreover, as discussed above, we believe we were a PFIC for the taxable year ended December 31, 2022. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or Class A ordinary shares.

In the event that we are deemed to be a mainland China resident enterprise under the PRC Enterprise Income Tax Law (see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a mainland China resident enterprise for mainland China income tax purposes, such classification could result in unfavorable tax consequences to us and our non- mainland China shareholders or ADS holders.”), we may be eligible for the benefits of the United States-mainland China income tax treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as described in the preceding paragraph.

For U.S. foreign tax credit purposes, dividends paid on our ADSs or Class A ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. If mainland China withholding taxes apply to dividends paid to you with respect to our ADSs or Class A ordinary shares, you may be able to obtain a reduced rate of mainland China withholding taxes under the United States-mainland China income tax treaty if certain requirements are met. In addition, subject to certain conditions and limitations, mainland China withholding taxes on dividends that are non-refundable under the income tax treaty between the United States and mainland China may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. If you do not elect to claim a foreign tax credit, you may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which you elect to do so for all creditable foreign income taxes. You should consult your tax advisor regarding the creditability of any mainland China tax.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced rate on dividends with respect to the ADSs or Class A ordinary shares in their particular circumstances.

Sale or Other Disposition

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of our ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. The gain or loss will generally be capital gain or loss. Individuals and other non-corporate U.S. Holders who have held the ADS or Class A ordinary shares for more than one year will generally be eligible for reduced tax rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a mainland China resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-mainland China income tax treaty. In such event, if mainland China tax were to be imposed on any gain from the disposition of the ADSs or Class A ordinary shares, a U.S. Holder that is eligible for the benefits of the United States-mainland China income tax treaty may elect to treat such gain as mainland China source income. Pursuant to recently issued United States Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the United States-mainland China income tax treaty or does not elect to apply the United States-mainland China income tax treaty, then such U.S. Holder may not be able to claim a foreign tax credit arising from any mainland China tax imposed on the disposition of the ADSs or Class A ordinary. U.S. Holders should consult their tax advisors regarding the creditability of any mainland China tax.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of the ADSs or Class A ordinary shares in their particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or Class A ordinary shares. Under the PFIC rules:

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of the ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss in each such taxable year the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. However, as described above, in April 2020 we received communications from the New York Stock Exchange notifying us that we were not in compliance with certain New York Stock Exchange continued listing standards, and if we fail to satisfy such requirements and fail to regain compliance on a timely basis, our ADSs could be delisted from the New York Stock Exchange. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our ADSs.” If our ADSs are delisted from the New York Stock Exchange and are not otherwise listed on a qualified exchange or other market, as described above, our ADSs would not be treated as “marketable stock” for these purposes and a U.S. Holder would not be eligible to make a mark-to-market election with respect to our ADSs. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or Class A ordinary shares if we are or become a PFIC. U.S. Holders are urged to consult their tax advisors regarding the reporting requirements that may apply and the U.S. federal income tax consequences of holding and disposing of our ADSs or Class A ordinary shares if we are treated as a PFIC, including the possibility of making a mark-to-market election and the unavailability of the election to treat us as a qualified electing fund.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F no later than four months after the close of each fiscal year. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or mainland China or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the amount of Renminbi we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2022, we received approximately US$4.7 million of such reimbursement from the depositary.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act as of the end of the period covered by this annual report. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that we did not maintain effective disclosure controls and procedures as of December 31, 2022, because of the material weakness in our internal control over financial reporting described below under “Management’s Annual Report on Internal Control over Financial Reporting”. Our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.

Notwithstanding management’s assessment that we did not maintain effective internal control over financial reporting as of December 31, 2022 due to the material weakness described below, we believe that the consolidated financial statements included in this annual report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022 using the criteria set forth in the report “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under Internal Control - Integrated Framework (2013), due to the material weakness described below, our management concluded that, as of December 31, 2022, we did not maintain effective internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. GAAP.

We have one material weakness previously identified and that continued to exist as of December 31, 2022. As defined in the standards established by the U.S. PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

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

We have implemented and will continue to implement a number of remedial measures to address this material weakness:

(i)	we have hired additional qualified financial and accounting staff with working experience of U.S. GAAP and SEC reporting requirements to strengthen our U.S. GAAP reporting and internal control teams;
(ii)	we have established and will continue to maintain clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues;
(iii)

we have implemented and will continue to further expedite and streamline our reporting process and develop our compliance process, including establishing a comprehensive policy and procedure manual, to allow early detection, prevention and resolution of potential compliance issues, especially for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are in compliance with U.S. GAAP and SEC reporting requirements; and

(iv)

we have established and will continue to implement an ongoing program to provide sufficient and appropriate training for financial reporting and accounting personnel, especially trainings related to U.S. GAAP and SEC reporting requirements.

We cannot assure you that we will be able to continuously implement these measures to effectively remediate our material weakness, or that we will not identify any additional material weaknesses in the future. For risks and uncertainties related to our internal control, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Audit Committee Independent Review, Restatement of Our Consolidated Financial Statements, Internal Controls and Related Matters—If we fail to remediate our material weakness and establish and maintain an effective system of internal control over financial reporting, our ability to report our financial results accurately or to prevent fraud may be adversely affected, and investor confidence and the market price of the ADSs may be adversely affected.”

Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm as permitted by SEC rules.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by PricewaterhouseCoopers Zhong Tian LLP and its affiliates, our principal auditor or accountant for 2021 and 2022. We did not pay any other fees to our principal auditor during the periods indicated below.

	Year Ended December 31,
	2021	2022

	(in US$thousands)
Audit fees(1)	1,695	1,595

Note:

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination.

In May 2022, Jianpu Technology Inc. was conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021.

On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report.

To the best of our knowledge, no Cayman Islands governmental entities own any shares of Jianpu Technology Inc. as of the date of this annual report.

To the best of our knowledge, no mainland China governmental entities own any shares of the VIEs or the VIEs’ subsidiaries as of the date of this annual report.

Governmental entities in mainland China do not have a controlling financial interest in Jianpu Technology Inc. or any of the VIEs or the VIEs’ subsidiaries as of the date of this annual report.

None of the members of the board of directors of Jianpu Technology Inc. or our operating entities, including the VIEs and the VIEs’ subsidiaries, is an official of the Chinese Communist Party as of the date of this annual report.

None of the currently effective memorandum and articles of association (or equivalent organizational document) of Jianpu Technology Inc. or the VIEs or the VIEs’ subsidiaries contains any charter of the Chinese Communist Party.

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
4.3

Form of Indemnification Agreement with the Registrant’s directors (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))

4.4

Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))

4.5

English translation of Transitional Services Agreement between the Registrant and RONG360 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))

4.6

English translation of Information Service Cooperation Agreement between the Registrant and RONG360 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 filed on November 3, 2017 (File No. 333-221056))

4.7

English translation of executed form of Exclusive Purchase Option Agreement, by and among a VIE, its shareholders and a WFOE of the Registrant, as currently in effect, and a schedule of all executed Exclusive Purchase Option Agreements adopting the same form in respect of each of the VIEs (incorporated herein by reference to Exhibit 4.7 to the Form 20-F filed on April 29, 2022 (File No. 001-38278))

4.8

English translation of executed form of Equity Pledge Agreement by and among a VIE, each of its shareholders and a WFOE of the Registrant, as currently in effect, and a schedule of all executed Equity Pledge Agreements adopting the same form in respect of each of the VIEs (incorporated herein by reference to Exhibit 4.8 to the Form 20-F filed on April 29, 2022 (File No. 001-38278))

4.9

English translation of executed form of Power of Attorney from the shareholders of a VIE to a WFOE of the Registrant, as currently in effect, and a schedule of all executed Power of Attorneys adopting the same form in respect of each of the VIEs (incorporated herein by reference to Exhibit 4.9 to the Form 20-F filed on April 29, 2022 (File No. 001-38278))

Exhibit Number	Description of Document
4.10

English translation of executed form of Exclusive Business Cooperation Agreement by and between a VIE and a WFOE of the Registrant, as currently in effect, and a schedule of all executed Exclusive Business Cooperation Agreements adopting the same form in respect of each of the VIEs (incorporated herein by reference to Exhibit 4.10 to the Form 20-F filed on April 29, 2022 (File No. 001-38278))

4.11	Amendment No. 1 to the Global Share Plan (incorporated herein by reference to Exhibit 10.3 to the Form S-8 filed on July 8, 2022 (File No. 001-226610))
4.12*

Executed Databook Framework Agreement among the Registrant, Xiaohui Tech Ltd., Databook Tech, Ltd., Hangzhou Haishi Intelligent Technology Co., Ltd., Hangzhou Magic Ant Investment Management Partnership (Limited Partnership) and Beijing Rongqiniu Information Technology Co., Ltd.

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

Date: April 26, 2023

JIANPU TECHNOLOGY INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Jianpu Technology Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jianpu Technology Inc. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses on Accounts Receivable

As described in Notes 2(j) and 6 to the consolidated financial statements, the allowance for credit losses on accounts receivable was RMB32.9 million on gross accounts receivable of RMB222.5 million as of December 31, 2022. The allowance for credit losses is management’s estimate of expected credit losses after considering the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the customer collection trends. Management estimates the allowance by grouping accounts receivable into pools based on relevant credit risk characteristics of the customers and determining an expected loss rate for each pool based on historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions.

The principal considerations for our determination that performing procedures relating to the allowance for credit losses on accounts receivable is a critical audit matter are the significant judgment made by management in estimating the allowance for credit losses, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence obtained. The audit effort also included the involvement of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, testing management’s process for estimating the allowance for credit losses by, (i) evaluating the appropriateness of the model and methodology used in management’s credit loss estimates, (ii) testing the completeness, accuracy and relevance of data used in the model, and (iii) evaluating the reasonableness of significant assumptions and judgments made by management to estimate the allowance for credit losses for each pool of accounts receivable. Evaluating the reasonableness of management’s significant assumptions and judgments involved evaluating the reasonableness of the grouping of accounts receivable based on similar risk characteristics and the reasonableness of future economic conditions. The procedures also included the involvement of professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained from these procedures.

/s/PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 26, 2023

We have served as the Company’s or its predecessor’s auditor since 2016.

JIANPU TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
			Note 2(f)
ASSETS
Current assets:
Cash and cash equivalents	444,933	346,539	50,243
Time deposits	10,000	—	—
Restricted time deposits	234,601	297,634	43,153
Short-term investment	35,950	—	—
Accounts receivable, net (including amounts billed through related party of RMB4,359 and nil as of December 31, 2021 and 2022, respectively)	175,165	189,665	27,499
Amount due from related parties	140	153	22
Prepayments and other current assets	53,466	46,537	6,747
Total current assets	954,255	880,528	127,664
Non-current assets:
Property and equipment, net	12,617	12,578	1,824
Intangible assets, net	21,675	18,339	2,659
Goodwill	10,236	—	—
Restricted cash and time deposits	37,266	40,059	5,808
Other non-current assets	33,873	10,758	1,560
Total non-current assets	115,667	81,734	11,851
Total assets	1,069,922	962,262	139,515
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	181,853	253,481	36,751
Accounts payable (including amounts billed through related party of RMB2,384 and RMB5,652 as of December 31, 2021 and 2022, respectively; including amounts of the consolidated variable interest entities (“VIEs”) of RMB29,858 and RMB19,436 as of December 31, 2021 and 2022, respectively. Note 1(f))	103,782	96,729	14,024
Advances from customers (including amounts of the consolidated VIEs of RMB1,670 and RMB1,565 as of December 31, 2021 and 2022, respectively. Note 1(f))	47,221	46,920	6,803
Tax payable (including amounts of the consolidated VIEs of RMB13,606 and RMB8,470 as of December 31, 2021 and 2022, respectively. Note 1(f))	14,670	9,662	1,401
Amount due to related parties	29,270	13,534	1,962
Accrued expenses and other current liabilities (including amounts of the consolidated VIEs of RMB65,464 and RMB6,144 as of December 31, 2021 and 2022, respectively. Note 1(f))	152,521	88,871	12,885
Total current liabilities	529,317	509,197	73,826
Non-current liabilities:
Deferred tax liabilities	4,549	3,644	528
Other non-current liabilities	13,604	13,096	1,900
Total non-current liabilities	18,153	16,740	2,428
Total liabilities	547,470	525,937	76,254
Commitments and contingencies (Note 23)
Mezzanine equity:
Redeemable noncontrolling interest	1,689	—	—
Shareholders’ equity:
Ordinary shares: US$0.0001 par value, 430,463,797 shares (including 333,992,002 Class A ordinary shares, and 96,471,795 Class B ordinary shares) issued and 423,677,480 shares (including 327,205,685 Class A ordinary shares, and 96,471,795 Class B ordinary shares) outstanding as of December 31, 2021, and 430,463,797 shares (including 333,992,002 Class A ordinary shares, and 96,471,795 Class B ordinary shares) issued and 424,447,980 shares (including 327,976,185 Class A ordinary shares, and 96,471,795 Class B ordinary shares) outstanding as of December 31, 2022, respectively.	286	286	41
Treasury stock, at cost (6,786,317 and 6,015,817 shares held as of December 31, 2021 and 2022, respectively)	(88,130)	(77,499)	(11,236)
Additional paid-in capital	1,902,587	1,891,266	274,208
Accumulated losses	(1,299,846)	(1,424,153)	(206,483)
Statutory reserves	2,027	2,027	294
Accumulated other comprehensive income/(loss)	(15,419)	37,941	5,501
Total Jianpu’s shareholders’ equity	501,505	429,868	62,325
Noncontrolling interests	19,258	6,457	936
Total shareholders’ equity	520,763	436,325	63,261
Total liabilities, mezzanine equity and shareholders’ equity	1,069,922	962,262	139,515

The accompanying notes are an integral part of these consolidated financial statements.

JIANPU TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				Note 2(f)
Revenues:
Recommendation services:
Loans (including revenues from related parties of RMB4,757, RMB488 and RMB903 for the years ended December 31, 2020, 2021 and 2022, respectively)	109,814	167,483	258,069	37,416
Credit cards	294,567	407,759	473,673	68,676
Total recommendation services	404,381	575,242	731,742	106,092
Big data and system-based risk management services (including revenues from related parties of RMB3,626, RMB4,282 and RMB4,803 for the years ended December 31, 2020, 2021 and 2022, respectively)	144,227	130,408	96,917	14,052
Marketing and other services(1)	37,154	99,397	161,016	23,345
Total revenues	585,762	805,047	989,675	143,489
Costs and expenses:
Cost of promotion and acquisition(2) (including cost from related parties of nil, nil and RMB207 for the years ended December 31, 2020, 2021 and 2022, respectively)	(379,380)	(562,081)	(693,272)	(100,515)
Cost of operation(2) (including cost from related parties of RMB2,102, RMB883 and RMB386 for the years ended December 31, 2020, 2021 and 2022, respectively)	(91,910)	(88,049)	(83,995)	(12,178)
Total cost of services	(471,290)	(650,130)	(777,267)	(112,693)
Sales and marketing expenses(2) (including expenses from related parties of RMB206, RMB124 and nil for the years ended December 31, 2020, 2021 and 2022, respectively)	(128,600)	(143,460)	(134,308)	(19,473)
Research and development expenses (including expenses from related parties of RMB 1,480, RMB685 and RMB871 for the years ended December 31, 2020, 2021 and 2022, respectively)	(154,775)	(132,427)	(113,965)	(16,523)
General and administrative expenses	(136,581)	(137,533)	(102,831)	(14,909)
Impairment of goodwill and intangible assets acquired from business combination	(16,893)	—	(13,327)	(1,932)
Loss from operations	(322,377)	(258,503)	(152,023)	(22,041)
Net interest expenses	(2,290)	(4,193)	(3,724)	(540)
Others, net	11,238	58,020	20,578	2,984
Loss before income tax	(313,429)	(204,676)	(135,169)	(19,597)
Income tax benefits	1,283	582	918	133
Net loss	(312,146)	(204,094)	(134,251)	(19,464)
Less: net loss attributable to noncontrolling interests	(7,999)	(4,309)	(9,944)	(1,442)
Net loss attributable to Jianpu Technology Inc.	(304,147)	(199,785)	(124,307)	(18,022)
Accretion of mezzanine equity	—	—	(7,353)	(1,066)
Net loss attributable to Jianpu’s shareholders	(304,147)	(199,785)	(131,660)	(19,088)
Other comprehensive income/(loss), net
Foreign currency translation adjustments	(52,185)	(16,453)	53,349	7,735
Total other comprehensive income/(loss)	(52,185)	(16,453)	53,349	7,735
Total comprehensive loss	(364,331)	(220,547)	(80,902)	(11,729)
Less: total comprehensive loss attributable to noncontrolling interests	(8,878)	(4,341)	(9,955)	(1,443)
Total comprehensive loss attributable to Jianpu Technology Inc.	(355,453)	(216,206)	(70,947)	(10,286)
Accretion of mezzanine equity	—	—	(7,353)	(1,066)
Total comprehensive loss attributable to Jianpu’s shareholders	(355,453)	(216,206)	(78,300)	(11,352)
Net loss per share attributable to Jianpu’s shareholders
Basic and diluted	(0.72)	(0.47)	(0.31)	(0.05)
Net loss per ADS attributable to Jianpu’s shareholders(3)
Basic and diluted	(14.38)	(9.43)	(6.21)	(0.90)
Weighted average number of shares
Basic and diluted	423,096,353	423,661,496	424,031,623	424,031,623

Notes:

(1)	Starting from the year of 2022, the Group updated the description of the Group’s revenue stream advertising, marketing and other services as marketing and other services, to provide more relevant and clear information. The Group also updated the revenue description in comparative periods to conform to the current classification.

(2)	Beginning in 2021, in light of business development, the Group added a financial statement line item named cost of promotion and acquisition and reclassified the previous line item of cost of revenue and sales and marketing expenses. Cost of promotion and acquisition primarily consists of expenditures relating to user traffic acquisition and rewards to business partners for promotion on social network and social media platform, which are reclassified from sales and marketing expenses, and marketing costs related to marketing and other services including commissions paid to individual insurance brokers, which are reclassified from cost of revenue. Cost of operation, post the reclassification, consists primarily of costs associated with maintenance of the platform including data acquisition costs, bandwidth and server hosting costs, call center outsourcing costs, depreciation, payroll and other related costs of operations. Sales and marketing expenses, post the reclassification, consist primarily of marketing expenses relating to marketing activities, payroll costs and related expenses for employees involved in sales and marketing activities, and expenses for the portion of call center operations that the Group outsource. The cost of operation, cost of promotion and acquisition, and sales and marketing expenses for prior years had also been retrospectively reclassified. The amount reclassified from sales and marketing expenses to cost of promotion and acquisition was RMB353.1 million for the year ended December 31, 2020. The amount reclassified from cost of revenue to cost of promotion and acquisition was RMB26.3 million for the year ended December 31, 2020.
(3)	On October 30, 2020, the Company changed the ratio of ADSs to Class A ordinary shares (the “ADS Ratio”) from two ADSs to five Class A ordinary shares to one ADS to twenty Class A ordinary shares. Except as otherwise indicated, all ADS and per ADS data in these consolidated financial statements are prepared on a basis after taking into account the effect of the ADS Ratio Change and have been retrospectively adjusted accordingly.

The accompanying notes are an integral part of these consolidated financial statements.

JIANPU TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

							Accumulated other			Total
	Ordinary shares		Treasury stock		Additional paid	Statutory	comprehensive	Accumulated	Noncontrolling	shareholders’
	Shares	Amount	Shares	Amount	in capital	reserves	income/(loss)	losses	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2019	430,463,797	286	(7,780,062)	(102,222)	1,902,105	1,900	52,308	(792,985)	5,013	1,066,405
Cumulative effect of changes in accounting policies	—	—	—	—	—	—	—	(2,802)	—	(2,802)
Share-based compensation (Note 18)	—	—	—	—	(4,329)	—	—	—	—	(4,329)
Net loss	—	—	—	—	—	—	—	(304,147)	(4,046)	(308,193)
Exercise of share-based awards (Note 18)	—	—	943,745	13,367	(11,825)	—	—	—	—	1,542
Currency translation adjustment	—	—	—	—	—	—	(51,306)	—	(731)	(52,037)
Noncontrolling interests arising from business combinations	—	—	—	—	—	—	—	—	23,597	23,597
Share-based awards to employees of Non-platform business (Note 18)	—	—	—	—	171	—	—	—	—	171
Deemed dividends to shareholders in connection with the share-based awards to employees of Non-platform business (Note 18)	—	—	—	—	(171)	—	—	—	—	(171)
Balance at December 31, 2020	430,463,797	286	(6,836,317)	(88,855)	1,885,951	1,900	1,002	(1,099,934)	23,833	724,183
Share-based compensation (Note 18)	—	—	—	—	17,357	—	—	—	—	17,357
Net loss	—	—	—	—	—	—	—	(199,785)	(4,403)	(204,188)
Statutory reserve	—	—	—	—	—	127	—	(127)	—	—
Exercise of share-based awards (Note 18)	—	—	50,000	725	(721)	—	—	—	—	4
Currency translation adjustment	—	—	—	—	—	—	(16,421)	—	(172)	(16,593)
Share-based awards to employees of Non-platform business (Note 18)	—	—	—	—	42	—	—	—	—	42
Deemed dividends to shareholders in connection with the share-based awards to employees of Non-platform business (Note 18)	—	—	—	—	(42)	—	—	—	—	(42)
Balance at December 31, 2021	430,463,797	286	(6,786,317)	(88,130)	1,902,587	2,027	(15,419)	(1,299,846)	19,258	520,763
Share-based compensation (Note 18)	—	—	—	—	6,578	—	—	—	—	6,578
Net loss	—	—	—	—	—	—	—	(124,307)	(10,181)	(134,488)
Exercise of share-based awards (Note 18)	—	—	770,500	10,631	(10,488)	—	—	—	—	143
Currency translation adjustment	—	—	—	—	—	—	53,360	—	(11)	53,349
Share-based awards to employees of Non-platform business (Note 18)	—	—	—	—	17	—	—	—	—	17
Deemed dividends to shareholders in connection with the share-based awards to employees of Non-platform business (Note 18)	—	—	—	—	(17)	—	—	—	—	(17)
Accretion of mezzanine equity	—	—	—	—	(7,353)	—	—	—	—	(7,353)
Share-based compensation settled by subsidiaries’ shares	—	—	—	—	(58)	—	—	—	58	—
Deconsolidaton of a subsidiary	—	—	—	—	—	—	—	—	(3,244)	(3,244)
Redeemable non-controlling interest shareholder excerise of put option	—	—	—	—	—	—	—	—	577	577
Balance at December 31, 2022	430,463,797	286	(6,015,817)	(77,499)	1,891,266	2,027	37,941	(1,424,153)	6,457	436,325

The accompanying notes are an integral part of these consolidated financial statements.

JIANPU TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				Note 2(f)
Cash flows from operating activities:
Net loss	(312,146)	(204,094)	(134,251)	(19,464)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expenses	18,634	11,112	4,457	646
Share-based compensation expenses	(4,329)	17,357	6,578	954
Allowance for credit losses	13,065	(824)	1,976	286
Provision for other current assets	—	1,232	2,724	395
Investment income	—	(51,142)	(23,386)	(3,391)
Investment impairment loss	—	—	17,798	2,580
Impairment of goodwill and intangible assets acquired from business combination	16,893	—	13,327	1,932
Foreign exchange gain and loss	3,997	1,299	(139)	(20)
Deferred income tax	(1,648)	(585)	(918)	(133)
Loss/(gain) on disposal of property and equipment	(773)	42	(173)	(25)
Changes in operating assets and liabilities:
Account receivable, net	98,718	(35,692)	(16,793)	(2,435)
Amount due from related parties	6,768	732	—	—
Prepayments and other current assets	61,829	9,383	3,413	495
Other non-current assets	(1,659)	8,308	4,368	633
Accounts payable	664	19,567	(6,293)	(912)
Advance from customers	8,089	(7,054)	(350)	(51)
Amount due to related parties	(24,815)	19,775	(15,736)	(2,282)
Tax payable	1,768	(9,389)	(245)	(36)
Accrued expenses and other current liabilities	2,715	(68,345)	(10,722)	(1,555)
Other non-current liabilities	4,732	(6,270)	(230)	(33)
Net cash used in operating activities	(107,498)	(294,588)	(154,595)	(22,416)
Cash flows from investing activities:
Proceeds from maturity of short-term investments	48,600	163,270	32,101	4,654
Purchases of short-term investments	(40,000)	(169,620)	(30,000)	(4,350)
Purchases of intangible assets, property and equipment	(4,131)	(3,142)	(1,806)	(262)
Proceeds from sale of property and equipment	7,746	130	191	28
Cash paid for long-term investments	(861)	(3,000)	—	—
Cash received from long-term investments	—	60,559	—	—
Cash paid for business combination, net of cash acquired (Note 8)	(13,244)	—	—	—
Placement of time deposits	—	(10,000)	—	—
Purchase of restricted time deposits	(89,375)	(1,688)	(45,486)	(6,595)
Cash netflow from deconsolidation of subsidiaries, net of cash disposed	—	—	5,074	736
Net cash provided by/(used in) investing activities	(91,265)	36,509	(39,926)	(5,789)
Cash flows from financing activities:
Proceeds from short-term borrowings	208,477	297,542	253,481	36,751
Repayment of short-term borrowings	(110,000)	(274,166)	(181,853)	(26,366)
Proceeds from employees exercising stock options	120	4	143	21
Purchase of additional shares held by noncontrolling interests shareholder	—	—	(8,702)	(1,262)
Net cash provided by financing activities	98,597	23,380	63,069	9,144
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(34,031)	(10,580)	33,265	4,825
Net decrease in cash and cash equivalents and restricted cash	(134,197)	(245,279)	(98,187)	(14,236)
Cash and cash equivalents and restricted cash at beginning of the year	833,382	699,185	453,906	65,810
Including:
Cash and cash equivalents at beginning of the year	694,910	549,979	444,933	64,509
Restricted cash at beginning of the year	138,472	149,206	8,973	1,301
Cash and cash equivalents and restricted cash at end of the year	699,185	453,906	355,719	51,574
Including:
Cash and cash equivalents at end of the year	549,979	444,933	346,539	50,243
Restricted cash at end of the year	149,206	8,973	9,180	1,331

Supplemental disclosures of cash flow information:
Cash paid for income tax expenses	350	5,296	—	—
Cash paid for interest expense	5,630	5,877	8,337	1,209
Non-cash investing and financing activities:
Deemed dividends to RONG360 in connection with the share-based awards granted to employees of Non-platform business (Note 18)	171	42	17	2

The accompanying notes are an integral part of these consolidated financial statements.

JIANPU TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data or otherwise noted)

1. Nature of operations and reorganization

(a)          Nature of operations

Jianpu Technology Inc. (“Jianpu” or the “Company”) is a holding company and conducts its business mainly through its subsidiaries and variable interest entities (“VIEs”). Jianpu, its subsidiaries, and VIEs together are referred to as the “Group”. The Group is primarily engaged in the operation of its platform for providing online discovery and recommendation services of financial products. The individual users can have access to financial products through the platform, including loans, credit cards, insurance products and other financial products. The Group recommends financial products to individual users and assists the financial service providers in targeting users with specific characteristics based on the users’ financial needs and profile, as well as the products offerings and risk appetite of the financial service providers (“Recommendation Services”). The Group also provides big data and system-based risk management services, marketing and other services primarily to financial service providers. All these services together as referred to as “Platform Business”. The Group’s principal operations and geographic markets are in the People’s Republic of China (“PRC”).

(b)          Reorganization in 2017

Jianpu is an exempted company with limited liability incorporated in the Cayman Islands on June 1, 2017 in connection with a group reorganization (the ”Reorganization”) of RONG360. Jianpu as the holding company for the Group was set up by RONG360 as a wholly owned subsidiary in June 2017.

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

(d)          Major subsidiaries, VIEs and subsidiary of VIEs

As of December 31, 2022, the Company’s major subsidiaries, consolidated VIEs and subsidiary of VIE are as follows:

			Percentage
			of direct or
			indirect
	Date of	Place of	economic
	incorporation	incorporation	interest	Principal activities
The Company:
Jianpu	June 1, 2017	The Cayman Islands		Investment holding
Major subsidiaries of the Company:
Jianpu (Hong Kong) Limited (“Jianpu HK”)	June 19, 2017	Hong Kong	100%	Investment holding
Beijing Rongqiniu Information Technology Co., Ltd.	August 21, 2017	PRC	100%	Platform business
Beijing Rongsanliuling Information Technology Co., Ltd.	November 5, 2018	PRC	100%	Platform business
CC Information Limited	Acquired in August 2019	Hong Kong	85.00%	Platform business
Shanghai Chengjian Information Technology Co., Ltd.	February 26, 2019	PRC	100%	Platform business
Newsky Wisdom Treasure (Beijing) Co., Ltd. (“Newsky Wisdom”)	Acquired on April 1, 2020 (Note 8)	PRC	50.50%	Platform business
Major VIEs consolidated without equity ownership:
Beijing Rongdiandian Information Technology Co., Ltd.	March 3, 2017	PRC	100%	Platform business
Beijing Kartner Information Technology Co., Ltd. (“KTN”)	Acquired in October 2018	PRC	100%	Platform business
Beijing Guangkezhixun Information Technology Co., Ltd.	July 31, 2019	PRC	100%	Platform business
Major subsidiary of VIE:
Shanghai Anguo Insurance Brokerage Co., Ltd. (“Anguo”)	Acquired in December 2019	PRC	100%	Platform business

(e)          Variable interest entities

In order to comply with the PRC laws and regulations which restrict and impose conditions on foreign direct investment in companies involved in the value-added telecommunication services, the Group operates certain businesses in the PRC through a number of PRC domestic companies, whose equity interests are held by certain management members, family members of founders or current employees of the Company as nominee shareholders. The Group obtained control over these PRC domestic companies through certain PRC subsidiaries, by entering into a series of contractual arrangements with these PRC domestic companies and their nominee shareholders. To comply with PRC laws and regulations which restrict and impose conditions on foreign ownership of value-added telecommunication services, the nominee shareholders are legal owners of an entity. However, the rights of those nominee shareholders have been transferred to the Group’s relevant PRC subsidiaries through such contractual arrangements. These contractual arrangements include exclusive purchase option agreements, exclusive business cooperation agreements, equity pledge agreements and power of attorney. Management concluded that the Group’s relevant PRC subsidiaries, through the contractual arrangements, have the power to direct the activities that most significantly impact economic performance of these PRC domestic companies, bear the risks of and enjoy the rewards normally associated with ownership of these PRC domestic companies. Therefore, these PRC domestic companies are VIEs of the Group’s relevant PRC subsidiaries, of which the Company is the ultimate primary beneficiary. As such, the Group consolidated the financial statements of these PRC domestic companies.

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

(f)          Risks in relation to the VIE structure

In the opinion of management, the contractual arrangements with the VIEs and the nominee shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. The nominee shareholders are also management members or family members of founders of the Group or current employees of the Group and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group’s ability to enforce these contractual arrangements and if the nominee shareholders of the VIEs were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the Foreign Investment Law of the People’s Republic of China, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020. The Foreign Investment Law and the Implementing Rules do not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. Since the Foreign Investment Law and the Implementing Rules are relatively new, uncertainties still exist in relation to their interpretation and implementation, and it is still unclear how the Foreign Investment Law and the Implementing Rules would affect the Group’s variable interest entity structure and business operation. The Group’s ability to control the VIEs also depend on the power of attorney that the subsidiaries of the Group has to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Group believes these power of attorney are legally enforceable but may not be as effective as direct equity ownership. In addition, if the Group’s corporate structure and the contractual arrangements with the VIEs through which the Group conducts its business in the PRC were found to be in violation of any existing or future PRC laws and regulations, the Group’s relevant PRC regulatory authorities could:

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

The imposition of any of these restrictions or actions could result in a material adverse effect on the Group’s ability to conduct its business. In such case, the Group may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs in the Group’s consolidated financial statements. In the opinion of management, the likelihood for the Group to lose such ability is remote based on current facts and circumstances. The Group’s operations depend on the VIEs to honor their contractual arrangements with the Group. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. The management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application to an effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIEs or the nominee shareholders of the VIEs fail to perform their obligations under those arrangements. Additionally, the nominee shareholders of the VIEs are the management members, family members of founders or current employees of the Company.

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

The following financial information of the VIEs were included in the Group’s consolidated financial statements as of December 31, 2021 and 2022, and for the years ended December 31, 2020, 2021 and 2022.

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
			Note 2(f)
Cash and cash equivalents	16,439	33,541	4,863
Accounts receivable, net	42,006	44,411	6,439
Amount due from related party other than the subsidiaries of the Group	29,500	27,703	4,017
Amount due from the subsidiaries of the Group*	—	6,895	1,000
Prepayments and other current assets	7,148	11,388	1,651
Property and equipment, net	10,143	10,028	1,454
Intangible assets, net	14,937	13,785	1,999
Restricted time deposits-non-current	5,000	5,000	725
Other non-current assets	33	3,962	573
Total assets	125,206	156,713	22,721
Accounts payable	29,858	19,436	2,818
Advances from customers	1,670	1,565	227
Tax payable	13,606	8,470	1,228
Amount due to the subsidiaries of the Group*	13,652	130,796	18,964
Amount due to related party other than the subsidiaries of the Group	2,347	706	102
Accrued expenses and other current liabilities	65,464	6,144	891
Deferred tax liabilities	3,715	3,429	497
Other non-current liabilities	—	780	113
Total liabilities	130,312	171,326	24,840
*	The balances are eliminated through the consolidation in the preparation of the Group’s consolidated financial statements.

	For the Year Ended
	December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				Note 2(f)
Revenues:
Third-party revenues	54,782	145,538	182,582	26,472
Inter-company revenues*	230,809	266,617	262,936	38,122
Total revenues	285,591	412,155	445,518	64,594
Third-party costs and expenses	(326,883)	(442,995)	(448,782)	(65,067)
Inter-company costs and expenses*	(33,500)	(33,242)	(28,278)	(4,100)
Total costs and expenses	(360,383)	(476,237)	(477,060)	(69,167)
Others	1,647	1,303	5,172	750
Loss before income tax	(73,145)	(62,779)	(26,370)	(3,823)
Income tax benefits	884	285	286	41
Net loss	(72,261)	(62,494)	(26,084)	(3,782)
*	The transactions are eliminated through the consolidation in the preparation of the Group’s consolidated financial statements.

	For the Year Ended
	December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				Note 2(f)
Cash flows from operating activities
Net cash used in transactions with third-party	(398,659)	(456,230)	(425,389)	(61,675)
Net cash provided by transactions with inter-company	408,880	430,329	442,965	64,224
Net cash provided by/(used in) operating activities	10,221	(25,901)	17,576	2,549
Cash flows from investing activities
Net cash provided by transactions with third-party	3,464	10,544	—	—
Cash outflow from deconsolidation of subsidiaries, net of cash disposed	—	—	(474)	(69)
Net cash (used in)/provided by investing activities	3,464	10,544	(474)	(69)
Cash flows from financing activities
Net cash provided by transactions with inter-company	9,600	1,000	—	—
Net cash provided by financing activities	9,600	1,000	—	—
Net increase/(decrease) in cash and cash equivalents and restricted cash	23,285	(14,357)	17,102	2,480
Cash and cash equivalents and restricted cash at beginning of the year	7,511	30,796	16,439	2,383
Cash and cash equivalents at end of the year	30,796	16,439	33,541	4,863

(g)          COVID-19 impact

China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. There were surges of cases in many cities during this time which caused disruption to our and our business partners’ operations, and there remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. China may experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may impact our business in a materially negative way. The financial services providers on our platform will need time to recover from the economic effects of the pandemic even after business conditions begin to return to normal. Consequently, the COVID-19 pandemic may continue to materially and adversely affect our business, financial condition and results of operations in the current and future years.

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

(b)         Noncontrolling interests

For the Company’s consolidated subsidiaries, noncontrolling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Noncontrolling interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the Group’s consolidated statements of comprehensive loss to distinguish the interests from that of the Group.

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

(c)         Redeemable noncontrolling interests

For the Company’s consolidated subsidiaries and VIEs, redeemable noncontrolling interests are recognized as a mezzanine equity. When the non-controlling interest is contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company, the non-controlling interest is classified as mezzanine equity according to ASC 480. There is a contingent put option granted to the non-controlling shareholder of a subsidiary from a business acquisition in 2019 (see Note 8(b)), according to which, under certain situation which is not solely within the control of the Company, the noncontrolling interest shareholder could put all his shares to the Company. The Company recognized such noncontrolling interest with the embedded put option as mezzanine equity and evaluates the possibility of the redemption at every balance sheet date, the Company recorded accretions of the mezzanine equity when the redemption becomes probable.

The accretion process of adjusting redeemable noncontrolling interest to its redemption value is performed after attribution of the subsidiary’s net income or loss pursuant to ASC 810, Consolidation. The redemption value was calculated according to the terms agreed with the noncontrolling interest shareholder. In 2022, the redeemable noncontrolling interest shareholder had exercised the put option, and the Company had no further redeemable noncontrolling interest since then.

The balance of redeemable noncontrolling interest as of December 31, 2021 and 2022 were RMB1,689 and nil ,respectively, and the accretion of the mezzanine equity recognized for the years ended December 31, 2020, 2021 and 2022 were nil, nil and RMB7,353 (US$1,066), respectively.

(d)          Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reporting period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s financial statements include, but are not limited to, valuation and recognition of share-based compensation expenses, fair value of assets and liabilities acquired in business combinations, assessment of impairment of long-lived assets and goodwill, allowance for credit losses(for details please refer to Note 2(j)) and valuation allowances for deferred tax assets. Actual results could differ from those estimates.

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

The financial statements of the Group’s non-PRC entities are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulting foreign currency translation adjustments are recorded in other comprehensive income/(loss) in the consolidated statements of comprehensive loss, and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive income/(loss) in the consolidated statements of changes in shareholders’ equity. Total foreign currency translation adjustments included in the Group’s other comprehensive income/(loss) were loss of RMB52,185, RMB16,453 and income of RMB53,349 for the years ended December 31, 2020, 2021 and 2022, respectively.

(f)          Convenience translation

Translations of the consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 6.8972 , representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2022, or at any other rate.

(g)          Cash and cash equivalents and time deposits

Cash and cash equivalents represent cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted to withdrawal or use, and which have original maturities of three months or less. Under existing PRC foreign exchange regulations, payments of current accounts, including profit distributions, interest payments and trade and services-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenditures.

Time deposits represent time deposits placed with banks with original maturities of three months or more.

(h)          Restricted cash and time deposits

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

(j)           Receivables, net

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

Starting from January 1, 2020, the Group adopted ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which replaces the existing incurred loss impairment model with an expected loss methodology on the measurement of credit losses for financial assets measured at amortized cost. The Group’s receivables are within the scope of ASC Topic 326. To estimate expected credit losses, the Group considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Group’s customer collection trends. The Group has identified the relevant credit risk characteristics of its customers and the related receivables and other receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar credit risk characteristics have been grouped into pools. For each pool, the Group determines an expected loss rate based on historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions. This is assessed at each quarter based on the Group’s specific facts and circumstances. The Group used a modified retrospective approach with acumulative-effect of an increase of approximately RMB2.8 million in the allowance for credit losses upon the initial adoption of this guidance, of which the expected loss amount of accounts receivable was RMB1.1million.

(k)          Long-term investments

The Group measures long-term equity investments other than equity method investments at fair value through earnings along with Accounting Standards Update (“ASU”) 2016-01. For the investments without readily determinable fair values, the Group elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes (“measurement alternative”). Under this measurement alternative, changes in the carrying value of the equity investment will be required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The Group makes reasonable efforts to identify price changes that are known or that can reasonably be known.

The Group assesses these investments for impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the companies, and other company-specific information. The Group uses a combination of valuation methodologies in determination of the fair value, including market and income approaches based on the Group’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing, future cash flow forecasts, liquidity factors and selection of the comparable companies. The fair value determination, particularly for investments in privately-held companies whose revenue model is still unclear, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments. If this assessment indicates that an impairment exists, the Group will estimate the fair value of the investment and, if the fair value is less than carrying value, the Group will write down the asset to its fair value and take the corresponding charge to the consolidated statements of comprehensive loss. The Group recognized impairment loss of long-term investment amounted nil, nil and RMB14.8 million (for details please refer to Note 12) for the years of 2020, 2021 and 2022, respectively.

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

Crypto assets held by the Group through third-party custodian service providers include Conflux Token, which are accounted for as intangible assets under the cost model. The Group has ownership of and control over the crypto assets held and employs the third-party custodian service provider to securely store them. The crypto assets held by the Group are considered to have an indefinite life and not subject to amortization. Accordingly, they are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.

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

RMB12,565, nil and RMB10,236 of impairment loss of goodwill were recognized for the years ended December 31, 2020, 2021 and 2022, respectively (for details please refer to Note 11).

(p)          Impairment of long-lived assets other than goodwill

The Group evaluates its long-lived assets other than goodwill for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing carrying amount of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the long-lived assets over their fair value. Refer to Note 9- Intangible assets, net and Note 12- Long-term investment for further information.

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

Transfers into or out of fair value hierarchy classifications are made if the significant inputs used in the financial models measuring the fair value of the assets and liabilities became unobservable or observable in the current marketplace. These transfers are considered to be effective as of the beginning of the period in which they occur. The Group did not transfer any assets or liabilities in or out of Level 2 and Level 3 during the years ended December 31, 2021 and 2022.

Fair value measurements on a recurring basis

As of December 31, 2021, the financial instruments measured at fair value on a recurring basis are as follows:

		Fair value measurement at reporting date using
	Fair value	Quoted Prices in Active	Significant Other	Significant
	as of December 31,	Markets for Identical Assets	Observable Inputs	Unobservable Inputs
Description	2021	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Time deposit	10,000	—	10,000	—

Short-term investments (Note 2(i)):

Short-term wealth management product	35,950	—	35,950	—

As of December 31, 2022, there was no financial instrument measured at fair value on a recurring basis.

The Group’s financial instruments including amount due to or due from related parties, receivables, short-term borrowing, payables and other current liabilities are not measured at fair value but for which the fair value is estimated for disclosure purposes, the carrying amount of which approximates the fair value due to their short-term nature.

Fair value measurements on a non-recurring basis

The Group’s long-term equity investments are measured at fair value on a non-recurring basis under measurement alternative, if an impairment loss is charged or fair value adjustment is made for an observable price in an orderly transaction for identical or similar investments of the same issuer. The related inputs used are classified as Level 3 fair value measurement. Please refer to Note 2(k) for more details of valuation techniques.

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

(r)          Revenue recognition

The Group generates revenues from recommendation services, big data and system-based risk management, marketing and other services.

According to ASC 606, the Group recognizes revenues when performance obligations under the terms of a contract with a customer are satisfied and promised services have transferred to the customer, in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services and net of value-added tax.

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

Timing of revenue recognition may differ from the timing of payment from customers. The Group does not have material contract assets as it generally has the unconditional right to payment as revenue is recognized or the timing difference is immaterial. Accounts receivable represent amounts that the Group has satisfied the performance obligation and have the unconditional right to payment. Unearned revenue consists of payments received related to unsatisfied performance obligations at the end of the period, included in “Advances from customers” in the Group’s consolidated balance sheets. Due to the generally short-term duration of the Group’s contracts, the majority of the performance obligations are satisfied in one year. The amount of revenue recognized that was included in the receipts in advances from customers balance at the beginning of the year was RMB11.6 million and RMB8.1 million for the years ended December 31, 2021 and 2022.

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

Big data and system-based risk management services

The Group provides big data risk management services to financial service providers, which integrates data and provides customizable automatic data and modeling solutions and services to financial service providers to facilitate their risk management primarily for loan products applicants. The Group also provides SaaS-based risk management solutions, which allow financial service providers to conveniently manage acquisition efficiency, borrower screening and assessment in a comprehensive manner. Revenues from the aforementioned services are recognized when all of the revenue recognition criteria are met, which is generally when the result of query is provided to customers with a pre-agreed fixed price. Through the acquisition of of Newsky Wisdom, the Group provides system-based total solutions to help the banking partners to build and boost digital capabilities so that they could better serve more end users with financial needs. Such services include system research and development services and maintenance services. The Group recognizes revenues of research and development services upon completion of the services. Revenues from system maintenance services are recognized ratably over the contractual terms.

Marketing and other services

Revenues of marketing and other services primarily consist of revenues from insurance brokerage service and other marketing services. Insurance brokerage revenue is commissions earned from insurance brokerage services, determined based on a percentage of premiums paid by the insureds. Insurance brokerage services revenue is recognized when the signed insurance policy is in place and the premium is collectable from the insured since the Group has fulfilled its performance obligation to sell an insurance policy on behalf of the insurance company. The brokerage commission, which is paid by the insurance company, is based on the terms specified in the service contracts with the insurance companies. Revenue of other marketing services is service fee charged to the customers including telecommunication service providers, e-Commerce marketplaces and other merchants for the marketing solutions and services in respect of user acquisition, product promotion and other marketing activities. Revenue is recognized when all of the revenue recognition criteria are met, which is generally when the relevant services specified in the contracts are rendered.

For service arrangements involved with third-party platform or suppliers, the Group considers whether it should report revenues on a gross or net basis by assessing all indicators set forth in ASC 606, and determine if the Group is acting as principal or agent. For arrangements where the Group controls the service before it is transferred to the customer as a principal, as the Group is the primary obligor, subject to inventory risk, and having discretion in establishing prices, revenue is recorded on a gross basis on the amount of fees it billed to its customers. Otherwise, the revenue is recorded on a net basis.

(s)          Cost of promotion and acquisition

Beginning from 2021, the Company newly added a financial statement line item as cost of promotion and acquisition. Cost of promotion and acquisition consists primarily of expenditures relating to traffic acquisition, rewards to business partners for promotion in social network and social media platform, and marketing costs related to marketing and other services including commissions paid to individual insurance brokers, which were included in selling and marketing expenses and cost of revenue before 2021. For comparison purposes, the cost of promotion and acquisition for the years ended December 31, 2020 had been retrospectively reclassified. The amount reclassified from sales and marketing expenses to cost of promotion and acquisition was RMB353,119 for the years ended December 31, 2020. The amount reclassified from cost of revenue to cost of promotion and acquisition was RMB26,261 for the years ended December 31, 2020.

(t)          Cost of operation

Cost of operation consists primarily of costs associated with maintenance of the platform including data acquisition costs, bandwidth and server hosting costs, call center outsourcing costs, depreciation, payroll and other related costs of operations. The marketing costs relating to marketing and other services including commissions paid to individual insurance brokers previously recorded in cost of revenues are reclassified to cost of promotion and acquisition in 2021. For comparison purposes, the cost of operation for the year of 2020 had been retrospectively reclassified.

(u)          Sales and marketing expenses

Sales and marketing expenses consist primarily of marketing expenses relating to marketing activities, payroll costs and related expenses for employees involved in sales and marketing activities, and expenses for the portion of call center operations that the Group outsources. Beginning from 2021, traffic acquisition and rewards to business partners for promotion in social network and social media platform have been reclassified to cost of promotion and acquisition. For comparison purposes, the sales and marketing expenses for the years ended December 31, 2020 had been retrospectively reclassified.

Advertising costs are expensed as incurred. Total amount of advertising expenditures recognized in sales and marketing expenses were RMB2,578, RMB3,731 and RMB2,643 for the years ended December 31, 2020, 2021 and 2022, respectively.

(v)         Research and development expenses

Research and development expenses consist primarily of payroll costs and related expenses for employees involved in developing and improving platform and services and solutions. All research and development costs were expensed as incurred. Since inception, the amount of costs qualifying for capitalization has been immaterial and, as a result, all development costs have been expensed as incurred.

(w)         General and administrative expenses

General and administrative expenses consist primarily of payroll costs and related expenses for employees involved in general corporate functions, including finance, legal and human resources, and professional fees relating to these functions.

(x)         Share-based compensation

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

(y)         Income taxes

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

To assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. As of December 31, 2021 and 2022, the Group did not have any significant unrecognized uncertain tax positions.

(z)          Leases

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

(aa)          Comprehensive loss

Comprehensive loss is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Comprehensive loss for the periods presented includes net loss and foreign currency translation adjustments.

(ab)        Segment reporting

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

(ac)        Statutory reserves

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

For the years ended December 31, 2020, 2021 and 2022, profit appropriation to statutory surplus fund for the Group’s entities incorporated in the PRC were nil, RMB127 and nil respectively. No appropriation to other reserve funds was made for any of the periods presented.

3. Recent accounting pronouncements

The accounting standards that the Group adopted beginning January 1, 2022 did not have a significant impact on the Group’s consolidated financial statements.

4. Concentration and risks

(a)          Concentration of customers and suppliers

There were one, two and one customers accounted for more than 10% of the Group’s total revenues for the years ended December 31, 2020, 2021 and 2022 respectively. There were one and one customer accounted for more than 10% of the Group’s net accounts receivable as of December 31, 2021 and 2022, respectively.

	For the Year
	Ended
	December 31,
Revenues	2020	2021	2022
Customer A	*	14%	*
Customer B	14%	11%	11%

	As of
	December 31,
Accounts receivable, net	2021	2022
Customer A	20%	*
Customer C	*	10%

There were nil, nil and nil suppliers, e.g. advertising agencies, which individually accounted for more than 10% of the Group’s total costs and expenses for the years ended December 31, 2020, 2021 and 2022, respectively. One supplier individually accounted for more than 10% of the Group’s accounts payable as of December 31, 2021 and 2022, respectively as follows:

	As of
	December 31,
Accounts payable	2021	2022
Supplier I	15%	15%
*	The percentage was below 10% for the period.

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

(c)          Foreign currency risk

The Group’s operating transactions are mainly denominated in RMB. RMB is not freely convertible into foreign currencies. The value of the RMB is subject to changes by the central government policies and to international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the ”PBOC”). Remittances in currencies other than RMB by the Group in China must be processed through PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

5. Restricted cash and time deposits

	As of
	December 31,
	2021	2022
	RMB	RMB
Current:
Restricted time deposits	234,601	297,634
Total	234,601	297,634

Non-current:
Restricted cash	8,973	9,180
Restricted time deposits	28,293	30,879
Total	37,266	40,059

Short-term time deposits in the bank, amounted to RMB234.6 million and RMB297.6 million as of December 31, 2021 and 2022, respectively, are to secure the line of credit for short-term bank borrowings (see Note 15).

Other restricted cash and time deposits mainly consist of a US$3.7 million deposit as collateral at its ADR depositary bank, and deposits in custodian accounts for insurance brokerage business and other business requirements, and are classified as non-current assets based on their respective maturity.

6. Accounts receivable, net

Accounts receivable, net consists of the following:

	As of
	December 31,
	2021	2022
	RMB	RMB
Accounts receivable	206,771	222,531
Less: allowance for credit losses	(31,606)	(32,866)
Accounts receivable, net	175,165	189,665

Accounts receivable are non-interest bearing and are generally on terms between 1 to 30 days. In some cases, these terms are extended for certain qualifying long-term customers who have met specific credit requirements.

The movements in the allowance for credit losses are as follows:

	For the Year
	Ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance at beginning of the year	(23,785)	(33,465)	(31,606)
Impact of adoption of ASC 326	(1,095)	—	—
Additions	(14,235)	(5,741)	(4,019)
Reversals	—	6,779	1,776
Write offs	5,650	821	983
Balance at end of the year	(33,465)	(31,606)	(32,866)

Allowance for credit losses consists of specific provision carried forward from 2019 of RMB23.3 million and RMB23.1 million as of December 31, 2021 and 2022, respectively.

7. Prepayments and other current assets

Prepayments and other current assets consist of the following:

	As of
	December 31,
	2021	2022
	RMB	RMB
Prepaid advertising expenses, rentals and others	31,605	31,658
Deposits	6,466	4,554
Staff advances	1,571	3,041
Deductible VAT input	13,801	4,268
Interest receivable	23	3,016
Total	53,466	46,537

8. Business combinations

(a) Newsky Wisdom

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

Goodwill primarily represents the expected synergies from the combined business, which increase the competitiveness and competence in providing relevant services, and the assembled workforce and their knowledge and experiences in the industry. In 2022, the financial performance of Newsky Wisdom was significantly below the forecasts at acquisition as their business development were delayed due to impact of COVID-19. As such, the Group performed quantitative impairment test for this reporting unit and recorded full impairment totaling RMB10,236 for goodwill of Newsky Wisdom in the year ended December 31, 2022. The goodwill carried from the acquisition of Newsky Wisdom was fully impaired and recorded in impairment of goodwill and intangible assets acquired from business combination in the consolidated statements of comprehensive loss for the year ended December 31, 2022.

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

(b) Other acquisition

In 2022, the Group paid HKD9.5 million (RMB8.7 million) as the cash consideration to acquire additional 30% equity interest of a Hong Kong based small size business company, which was controlled 55% equity interest by the Company since the third quarter of 2019.

9. Intangible assets, net

Intangible assets consists of the following:

		As of December 31, 2022
	Weighted-
	average	Gross			Net
	amortization	carrying	Accumulated	Impairment	carrying
	period	amount	amortization	amount	amount
	Year	RMB	RMB	RMB	RMB
Customer relationship	3-5.5	3,540	(1,971)	(1,569)	—
Software	3	4,836	(4,144)	(167)	525
Brand	8-10	5,033	(1,630)	(2,100)	1,303
Backlog	3	800	(800)	—	—
License	15	22,340	(3,954)	(3,600)	14,786
Crypto assets	—	4,010	—	(2,285)	1,725
Total		40,559	(12,499)	(9,721)	18,339

		As of December 31, 2021
	Weighted-
	average	Gross			Net
	amortization	carrying	Accumulated	Impairment	carrying
	period	amount	amortization	amount	amount
	Year	RMB	RMB	RMB	RMB
Technology	8.5	71,000	(11,137)	(59,863)	—
Customer relationship	3-5.5	26,326	(7,059)	(18,030)	1,237
Non-compete agreement	5.5	28,900	(7,006)	(21,894)	—
Software	3	5,743	(4,157)	(833)	753
Brand	8-10	4,844	(1,086)	—	3,758
Backlog	3	800	(793)	—	7
License	15	22,226	(2,706)	(3,600)	15,920
Total		159,839	(33,944)	(104,220)	21,675

Amortization expenses were RMB 4,209, RMB3,619 and RMB2,657 for the years ended December 31, 2020, 2021 and 2022, respectively.

The impairment loss of intangible assets were RMB 4,328, nil and RMB5,377 for the years ended December 31, 2020, 2021 and 2022, respectively.

As of December 31, 2022, expected amortization expense relating to the existing intangible assets for each of the next five years and thereafter is as follows:

Amount
RMB
2023	1,641
2024	1,641
2025	1,627
2026	1,519
2027	1,426
Thereafter	8,760
16,614

10. Property and equipment, net

Property and equipment, net consists of the following:

	As of
	December 31,
	2021	2022
	RMB	RMB
Office furniture and equipment	1,984	1,886
Computer equipment	9,243	6,993
Servers and network equipment	31,977	31,591
Leasehold improvements	10,010	10,423
Vehicles	685	57
Building	12,512	12,512
Total	66,411	63,462
Accumulated depreciation	(52,597)	(50,884)
Impairment	(1,197)	—
Property and equipment, net	12,617	12,578

The impairment loss of property and equipment were nil, nil and nil for the years ended December 31, 2020, 2021 and 2022, respectively.

Depreciation expenses were RMB14,425, RMB7,493 and RMB1,800 for the years ended December 31, 2020, 2021 and 2022, respectively.

11. Goodwill

The changes in the carrying amount of goodwill were as follows:

Amount
RMB
Balance as of December 31, 2020 and 2021	10,236
Impairment related to Newsky Wisdom (see Note 8)	(10,236)
Balance as of December 31, 2022	—

12. Long-term investment

	As of
	December 31,
	2021	2022
	RMB	RMB
Equity investments	19,422	5,190

The long-term investments were included in “Other non-current assets” as presented on the Group’s consolidated balance sheets.

As of December 31, 2021 and 2022, the Group’s long-term investments primarily included the equity investments in privately-held companies as below.

In 2018, the Group invested in preferred shares of Firestorm Holdings Limited (“Firestorm”) with a consideration of cash in US$2,137, Firestorm operates an open platform in Indonesia for discovery and recommendation of financial products. In 2022, the financial performance of Firestorm significantly deteriorated, which was mainly attributable to the COVID-19 impact. As such, the Group performed quantitative impairment test for this long-term investment and recognized a whole impairment of Firestorm for US$2,137 (RMB14,751).

In 2021, the Group invested in preferred shares of Infinlinx Technology Limited (“Infinlinx”) with a consideration in cash of RMB5,000. Infinlinx is a customer service provider in Indonesia. The Group applies the equity method of accounting to account for this equity investment. In 2022, the Group recognized an investment gain of RMB190 in this investment, and the amount of the investment was RMB5,000 and RMB5,190 as of December 31, 2021 and 2022, respectively.

13. Leases

The Group has operating leases for office buildings, with lease terms from within one year to around three years. There is no finance lease for the Group. A summary related to operating leases as of December 31, 2022 is as follows:

Amount
RMB
Operating lease right-of-use assets, net*	4,894
Operating lease liabilities - current*	3,697
Operating lease liabilities - non-current*	780
Total operating lease liabilities	4,477
Weighted average remaining lease term	1.17
Weighted average discount rate	4.75%
*

The right-of-use assets, net, lease liabilities - current and lease liabilities - non-current were included in “Other non-current assets” ,“Accrued expenses and other current liabilities” and “Other non-current liabilities” as presented on the Group’s consolidated balance sheets, respectively.

Amount
RMB
Operating lease expenses	9,204
Short-term lease expenses	4,748
Total lease expenses **	13,952
Cash paid for amounts included in the measurement of lease liabilities	8,749
Right-of-use assets obtained in exchange for new operating lease liabilities	4,225
**	The lease expenses were RMB15,078, RMB16,456 and RMB13,952 for the years ended December 31, 2020, 2021 and 2022, respectively.

A summary of maturity of operating lease liabilities under the Group’s non-cancelable operating leases as of December 31, 2022 is as follows:

Amount
RMB
2023	3,834
2024	793
2025	—
Total future minimum payments	4,627
Less: interest	(150)
Present value of operating lease liabilities	4,477

14. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of
	December 31,
	2021	2022
	RMB	RMB
Accrued payroll	56,463	45,283
Customer advance payments relating to Databook (see Note 16)	47,703	—
Consideration payable of business combination	1,333	1,333
Operating lease liabilities	7,893	3,697
Accrued expenses	13,261	9,818
Payable to employees for proceeds from shares as sold	504	294
Others	25,364	28,446
Total	152,521	88,871

15. Short-term borrowings

In 2021, two PRC subsidiaries obtained a loan facility of credit line of RMB240.0 million with a fixed annual interest rate, issued by East West Bank (China) Limited and secured by short-term time deposits. On June 27, 2022, three PRC subsidiaries reached a supplementary agreement with East West Bank (China) Limited, the term for the loan facility of credit line of RMB300.0 million was extended to June 27, 2024 and secured by short-term time deposits of US$42.7 million of Jianpu HK. These short-term time deposits were accounted for as restricted time deposits (see Note 5).

As of December 31, 2021 and 2022, the Group utilized part of the credit line, and the balance of short-term borrowings was RMB181.9 million and RMB253.5 million, respectively. All of these borrowings were denominated in RMB and repayable within one year.

16. Others, net

Others,net consist of the following:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Investment income (1)	—	51,142	23,386
Investment impairment loss (2)	—	—	(17,798)
Tax benefit for value-added tax	5,287	4,436	11,956
Others	5,951	2,442	3,034
Total	11,238	58,020	20,578

(1) In 2022, the investment income is mainly attributable to the investment gain of RMB23.1 million from deconsolidation of Databook Tech Ltd (“Databook”) . In 2022, Databook, one of the Company’s subsidiaries, made a cash distribution to its shareholders, through which the Company received a portion of the cash distribution. At the same time, Databook also issued additional shares to one minority shareholder and changed the Company’s board seat in Databook to one director. The Company consequently became a minority shareholder of Databook and no longer has control over the Databook.

In 2018, the Group invested in preferred shares of Conflux Global (“Conflux”),which is a decentralized applications block-chain solution provider, with a consideration of cash in US$2,000 (RMB12,745). Conflux is a decentralized applications blockchain solution provider. These preferred shares invested are not considered in-substance ordinary shares and do not have readily determinable fair value, which are accounted for using the measurement alternative method. In 2021, the Group disposed 66.7% of the investment with an investment gain of RMB51.1 million realized in “Others, net” in the consolidated statements of comprehensive loss.

(2) In 2022, investment impairment loss mainly consisted of the impairment of long-term investment of RMB14,751 (Note 12) and impairment of investment in Conflux RMB3,047 due to market volatility.

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

Composition of income tax benefits:

	For the Year
	Ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Current income tax	365	3	—
Deferred income tax	(1,648)	(585)	(918)
Total	(1,283)	(582)	(918)

Reconciliation of the differences between statutory income tax rate and the effective income tax rate for the years ended December 31, 2020, 2021 and 2022 are as below:

	For the Year
	Ended
	December 31,
	2020	2021	2022
Statutory EIT rate	25.00%	25.00%	25.00%
Tax effect of preferential tax treatment	(3.65)%	(3.00)%	(10.99)%
Tax effect of permanent differences	2.78%	5.87%	9.95%
Changes in valuation allowance	(23.72)%	(27.58)%	(23.28)%
Effective income tax rate	0.41%	0.29%	0.68%

The following table sets forth the effect of preferential tax:

	For the Year
	Ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Tax effect of preferential tax treatment	11,440	6,140	14,855
Basic and diluted loss per share effect	0.03	0.01	0.04

Composition of deferred tax assets and liabilities:

Deferred taxes assets and liabilities arising from PRC subsidiaries and VIEs were measured using the enacted tax rates for the periods in which they are expected to be reversed. The Group’s deferred tax assets and liabilities consist of the following components:

	As of December 31,
	2021	2022
	RMB	RMB
Deferred tax assets
Advances from customers	11,747	3,535
Accrued payroll and expenses	1,705	235
Allowances of credit losses	7,116	7,412
Allowances of impaired assets	1,988	593
Net operating loss carry-forwards	202,061	235,751
Advertising expenses in excess of deduction limit	2,827	2,827
Amortization of intangible assets	1,737	2,128
Total deferred tax assets	229,181	252,481
Less: Valuation allowance	(229,181)	(252,481)
Total deferred tax assets, net	—	—

	As of December 31,
	2021	2022
	RMB	RMB
Deferred tax liabilities
Intangible assets acquired from business combinations	4,549	3,644
Total deferred tax liabilities	4,549	3,644

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated losses, existence of taxable temporary differences and reversal periods.

The Group believes that it is more likely than not that the advertising expenses in excess of deduction limit will not be utilized in the future given the Group expects its advertising expenses will exceed the deduction limit in the foreseeable future. Full valuation allowance for the deferred tax assets arising from such advertising expenses was provided. In addition, the Group believed that it is more likely than not that the accumulated operating losses and other deferred tax assets for certain entities will not be utilized in the future given these entities had incurred net accumulated operating losses for income tax purposes since its inception. Therefore, the valuation allowances for these deferred tax assets were provided. The total valuation allowance provided were RMB229,181 and RMB252,481 as of December 31, 2021 and 2022 respectively.

Movement of valuation allowance:

	For the Year Ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance at beginning of the year	115,143	249,347	229,181
Additions	153,830	69,282	46,643
Reversals	(19,626)	(89,448)	(23,343)
Balance at end of the year	249,347	229,181	252,481

18. Share-based compensation expenses

The following table sets forth the share-based compensation expenses included in each of the relevant accounts:

	For the Year
	Ended
	December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Cost of operation	(186)	218	94	14
Sales and marketing expenses	295	(543)	872	126
Research and development expenses	(1,999)	2,250	1,793	260
General and administrative expenses	(2,439)	15,432	3,819	554
Total	(4,329)	17,357	6,578	954

(a)	2012 Share plan of RONG360 and Global Share plan

Prior to the Reorganization, all of the options and restricted ordinary shares were granted by RONG360 under its 2012 Share Plan with its own underlying shares. The 2012 Share Plan of RONG360 provides for the grant of share options and other equity-based awards to eligible employees of RONG360 and its subsidiaries and VIE. Starting from 2013, RONG360 granted multiple tranches of share options with tiered vesting commencement dates to employees. Options granted under the 2012 Share Plan were subject to a service condition of four or seven years and a performance condition of occurrence of an IPO. The service condition requires one-fourth of the awards to vest on the first anniversary date of the specified vesting commencement date, and the remaining of the awards to vest in equal installments on a quarterly basis in the remaining vesting period. The grantees are entitled the rights to receive underlying shares that options are exercised only if the performance target of an IPO is achieved, provided the service condition is also met. Options granted typically expire in ten years from the respective vesting commencement date.

The Company adopted a Global Share Plan, of which the terms are substantially identical to the 2012 Share Plan of RONG360, effective upon the completion of the Company’s IPO. Pursuant to the Global Share Plan, the Company assumed all outstanding share options corresponding to the underlying shares of the Company issued under the 2012 Share Plan of RONG360. Each one of the outstanding share options under the 2012 Share Plan with underlying shares of RONG360 were converted to one share option of the Company (i.e. the Platform Business) and one share option of RONG360’s other subsidiaries (i.e. the Non-platform business) in a way that employees kept an equitable position immediately before and after the conversion. There was no significant incremental share-based compensation expense recorded as a result of the conversion.

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

In June 2022, the Company’s board of directors approved the Amendment No. 1 to the Global Share Plan. The Company’s amended Section 6(e) of the Company’s Global Share Plan by changing the term of options from ten years to twelve years. Other provisions of the Global Share Plan remained the same.

The activities of share options granted under Jianpu’s Global Share Plan in relation to the share-based compensation expenses of the Group for the years ended December 31, 2020, 2021 and 2022 are summarized as below:

		Weighted	Aggregate	Weighted average
		average	intrinsic	remaining
	Number of	exercise prices	Value	contractual
	shares	US$/Share	US$	years
Outstanding as of January 1, 2020	8,280,229	0.25	2,829	6.54
Forfeited during the year	(111,244)	0.50	—	—
Exercised during the year	(663,508)	0.33	—	—
Outstanding as of December 31, 2020	7,505,477	0.28	176	5.53
Forfeited during the year	(45,227)	0.29	—	—
Exercised during the year	—	—	—	—
Outstanding as of December 31, 2021	7,460,250	0.24	26	4.52
Forfeited during the year	(420)	0.56	—	—
Exercised during the year	(99,500)	0.05	—	—
Outstanding as of December 31, 2022	7,360,330	0.24	54	3.55

The fair value of the options granted under Jianpu’s Global Share Plan in relation to the share-based compensation expenses for the years ended December 31, 2018 and 2019 are as follows, there was no option granted in 2020, 2021 and 2022:

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

As of December 31, 2022, 7,360,330 share options of the Company were held by the Group’s employees and non-employees under Global Share Plan with the weighted average exercise price of US$0.24 per option and weighted average remaining contractual years of 3.55 years, out of which 7,359,910 options were exercisable with the weighted average exercise price of US$0.24 per option and weighted average remaining contractual years of 3.55 years. 420 share options were expected to be vested with the weighted average exercise price of US$0.01 per option and weighted average remaining contractual years of 6.00 years. The aggregate intrinsic value of the outstanding options, exercisable options and share options expected to be vested as of December 31, 2022 are US$54, US$54 and US$0.03 respectively. There were no unrecognized share-based compensation expenses.

As of December 31, 2022, 1,251,302 share options of the Company were held by the employees of the Group’s related parties for Non-platform business under the Global Share Plan with the weighted average exercise price of US$0.44 per option and weighted average remaining contractual years of 4.64 years, out of which 1,116,979 options were exercisable with the weighted average exercise price of US$0.43 per option and weighted average remaining contractual years of 4.50 years. 126,544 share options were expected to be vested with the weighted average exercise price of US$0.56 per option and weighted average remaining contractual years of 5.75 years. The aggregate intrinsic value of the outstanding options, exercisable options and share options expected to be vested as of December 31, 2022 are US$6, US$6 and nil respectively. The share options granted to employees of the Group’s related parties for Non-platform business were accounted for as deemed dividend from the Company to its shareholders, as these employees do not provide services to the Company. The share awards were measured based on the fair value as of the grant date. The amount recognized as deemed dividend were nil, nil and nil for the years ended December 31, 2020, 2021 and 2022, respectively.

As of December 31, 2022, 17,409,383 share options with underlying shares of Non-platform business were held by the Group’s employees. The vesting of such awards is conditional upon the fulfillment of requisite service conditions to the Company and listing of Non-platform business. The cost relating to such share-based awards succeeded from 2012 Share Plan of RONG360 were recognized by the Company as a shareholder contribution as the award will ultimately be settled by RONG360. The award is accounted for as a financial derivative and initially measured at its fair value in accordance with ASC 815-10-55-46 through 55-48, and the related expense will be recognized over the requisite service period in the consolidated income statements with a corresponding credit to additional paid-in capital. Subsequent changes in the fair value of the award are recorded in the consolidated income statement through the date on which the underlying award are settled. The share-based compensation expenses recognized for the year ended December 31, 2022 in relation to share options with underlying share of Non-platform business granted to the Group employees were RMB706 due to increase in the fair value of underlying share of Non-platform business.

(b)          2017 Share incentive plan

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

In the fourth quarter of 2019, the Group evaluated each of the underlying performance conditions related to the outstanding options with performance conditions, and determined that it was not probable that the performance condition relating to year 2020 would be met for the 6,214,370 share options granted in 2017. Consequently, the Group reversed all previously recognized share-based compensation expenses related to these awards of RMB96,831, and the performance condition for these share options was modified to link to performance of year 2019, which was assessed as probable to achieve. In accordance with ASC 718, such modification is a Type III modification because the original condition is not expected to be satisfied as of the modification date. The fair value of the 6,214,370 shares options of the modified performance conditions was re-measured and the aggregate grant date fair value is RMB25,838. The Group recognized the incremental value as share-based compensation expenses for vested awards amounting to RMB17,225 in the fourth quarter of 2019. According to the actual performance of year 2020, management assessed that the performance target for these options with performance conditions were not probable to be achieved, and consequently the Group reversed all previously recognized share-based compensation expenses related to these awards in the fourth quarter of 2020. While in July 2021, the performance condition for these share options was modified, and was assessed probable to be achieved, the Group recognized the incremental value as share-based compensation expenses for vested awards amounting to RMB3,934 in the second half of 2021.

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

The activities of share options granted under Jianpu’s 2017 Share Incentive Plan in relation to the share-based compensation expenses of the Group for the years ended December 31, 2021 and 2022 are summarized as below:

		Weighted	Aggregate	Weighted average
		average	intrinsic	remaining
	Number of	exercise prices	Value	contractual
	shares	US$/Share	US$	years
Outstanding as of January 1, 2020	17,389,885	0.01	10,190	8.92
Granted during the year	3,863,034	0.01	—	—
Forfeited during the year	(2,044,547)	0.01	—	—
Exercised during the year	(275,315)	0.01	—	—
Outstanding as of December 31, 2020	18,933,057	0.01	2,688	8.25
Granted during the year	8,210,850	0.01	—	—
Forfeited during the year	(1,655,252)	0.01	—	—
Exercised during the year	(50,000)	0.01	—	—
Outstanding as of December 31, 2021	25,438,655	0.01	1,056	8.05
Granted during the year	8,320,522	0.01	—	—
Forfeited during the year	(714,450)	0.01	—	—
Exercised during the year	(603,464)	0.01	—	—
Outstanding as of December 31, 2022	32,441,263	0.01	2,255	7.65

The estimated fair value of each option grant is based on the market price of the underlying ordinary share of the Company on the same date.

As of December 31, 2022, 32,441,263 share options of the Company were granted under 2017 Share Incentive Plan with the weighted average exercise price of US$0.01 per option and weighted average remaining contractual years of 7.65 years, out of which 16,561,902 options were exercisable with the weighted average exercise price of US$0.01 per option and weighted average remaining contractual years of 6.34 years. 15,492,127 share options were expected to be vested with the weighted average exercise price of US $0.01 per option and weighted average remaining contractual years of 9.00 years. The aggregate intrinsic value of the outstanding options, exercisable options and share options expected to be vested as of December 31, 2022 are US$2,255 , US$1,151 and US$1,077 respectively. For the years ended December 31, 2020, 2021 and 2022, share-based compensation expenses recognized associated with the share options granted by the Company were RMB4,312, RMB14,959 and RMB5,628. There were RMB4,133 of unrecognized share-based compensation expenses, which are expected to be recognized over a weighted-average period of 2.92 years.

As of December 31, 2022, 886,844 share options of the Company were held by the employees of the Group’s related parties for Non-platform business under the 2017 Share Incentive Plan with the weighted average exercise price of US$0.01 per option and weighted average remaining contractual years of 6.99 years, out of which 591,556 options were exercisable with the weighted average exercise price of US$0.01 per option and weighted average remaining contractual years of 6.18 years. 280,874 share options were expected to be vested with the weighted average exercise price of US $0.01 per option and weighted average remaining contractual years of 8.57 years. The aggregate intrinsic value of the outstanding options, exercisable options and share options expected to be vested as of December 31, 2022 are US$62, US$41 and US$20 respectively. The share options granted to employees of Non-platform business were accounted for as deemed dividend from the Company to its shareholders, as these employees do not provide services to the Company. The share awards were measured based on the fair value as of the grant date. The amount recognized as deemed dividend were RMB171, RMB42 and RMB17 for the years ended December 31, 2020, 2021 and 2022.

19. Ordinary shares

Upon incorporation, the Company had 1,000,000,000 shares authorized, 1 ordinary share issued and outstanding with a par value of US$0.0001 per share. As of December 31, 2022, the Company had 430,463,797 shares issued, including 333,992,002 Class A ordinary shares, and 96,471,795 Class B ordinary shares. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share. Each Class B ordinary share can be converted into one Class A ordinary share at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares.

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

Basic and diluted net loss per ordinary share for each of the years are presented as follows:

	For the Year Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(In thousands,	(In thousands,	(In thousands,	(In thousands,
	except	except	except	except
	for share	for share	for share	for share
	and per	and per	and per	and per
	share data)	share data)	share data)	share data)
Numerator:
Net loss attributable to Jianpu’s shareholders	(304,147)	(199,785)	(131,660)	(19,088)
Numerator for basic and diluted net loss per share	(304,147)	(199,785)	(131,660)	(19,088)
Denominator:
Weighted average number of ordinary shares	423,096,353	423,661,496	424,031,623	424,031,623
Denominator for basic and diluted net loss per share	423,096,353	423,661,496	424,031,623	424,031,623
Net loss per ordinary share:
Basic and diluted	(0.72)	(0.47)	(0.31)	(0.05)

Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the respective year. The potential ordinary shares of restricted shares and share options were excluded from the diluted loss net per share calculations because to do so would be antidilutive for all the periods presented. The numbers of share options excluded from the calculation of diluted net loss per share of the Company were 28,873,176, 35,400,672 and 42,337,559 as of December 31, 2020, 2021 and 2022 respectively.

21. Related party transactions

The following sets forth significant related party transactions of the Group during the years presented:

	For the Year Ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Revenues from recommendation services for loans generated from RONG360 (a)	4,757	488	903
Revenues from big data and system-based risk management services generated from RONG360 (a)	3,626	4,282	4,803
Administrative expenses charged to RONG360 (b)	2,000	2,000	6,000
Sales and marketing expenses charged by RONG360 (c)	(206)	(124)	—
Cost of promotion and acquisition charged by by RONG360 (d)	—	—	(207)
Research and development expenses charged by RONG360 (e)	(1,480)	(685)	(871)
Data acquisition cost charged by related party C (g)	(2,102)	—	—
Cost of customer service charged by related party D (h)	—	(883)	(386)

The following sets forth related party outstanding balance:

	As of
	December 31,
	2021	2022
Amount due to RONG360 (i)	(21,686)	(7,642)
Amount due to related party B (f)	(7,551)	(5,815)
Amount due from other related parties (j)	107	76
(a)	RONG360’s business comprised the Platform Business segment and Non-platform Business segment prior to the Reorganization, thus transactions between the Group’s Predecessor Operation, i.e. the Platform Business, and Non-platform business segment of RONG360 are accounted for as related party transactions. After the Share Distribution, RONG360 is still considered as a related party of the Group due to the existence of some same major shareholders of RONG360 and the Company. The Group provided loan recommendation services and big data and system-based risk management services to the Non-platform Business segment of RONG360 and the related service fees were charged at a standard fee rate same as that charged to third party customers.
(b)	Following the Reorganization, the administrative expenses allocated to RONG360 consist of various expenses attributable to the Non-platform business segment of RONG360, including expenses related to operational, administrative, human resources, legal, accounting and internal control support pursuant to the transitional services arrangement (see Note 1(b)).
(c)	RONG360 charged the Group sales and marketing expenses for providing advertising and marketing services to the Group for the year ended December 31, 2020 and 2021.
(d)	RONG360 charged the Group cost of promotion and acquisition for providing promotion and acquisition services to the Group for the year ended December 31, 2022.
(e)	RONG360 charged the Group research and development expenses for providing research and development services to the Group for the year ended December 31, 2020, 2021 and 2022.
(f)	The Group obtained contractual control of KTN from related party B (a company owned by two founders of the Company before September 2020, and controled by a founder of the Company afterwards) in October 2018. The balance primarily represented the unpaid consideration. The balance as of December 31, 2022 decreased because related party B collected some receivables on behalf of the Group, which has not yet been transferred to the Group.
(g)	The Group invested in and owned 15% of the preference shares of related party C. Related party C charged the Group data acquisition cost for the services delivered for the years ended December 31, 2020.
(h)	In 2021, the Group invested in and owned 35% of the preference shares of related party D. Related party D charged the Group customer services delivered for the years ended December 31, 2021 and 2022.
(i)	The balance decrease reflected the aforementioned related party transactions and related settlements and prepayment between RONG360 and the Group.
(j)	The balance represented the net amount resulting from the amount of due to related party D and amount due from other related party.

22. Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB37,553, RMB59,289 and RMB52,903 for the years ended December 31, 2020, 2021 and 2022, respectively.

23. Commitments and contingencies

Short-term lease commitments

The Group has leased office premises under non-cancellable short-term operating lease agreements. Future aggregate minimum lease payments under non-cancellable short-term operating leases agreements are as follows:

As of
December 31,
2022
RMB
Within one year	1,365
Total	1,365

Capital and other commitments

The Group did not have significant capital and other commitments as of December 31, 2021 and 2022.

Contingencies

The Company is subject to legal proceedings and claims in the Company’s ordinary course of business from time to time. On October 25, 2018, a putative securities class action was filed against the Company, certain of the Company’s directors and officers, and others in the U.S. District Court for the Southern District of New York: Panther Partners Inc., v. Jianpu Technology Inc. et al. (Case No. 18-cv-09848). The plaintiffs in the case alleged, in sum and substance, that certain disclosures and statements made by the Company in connection with the Company’s initial public offering contained material misstatements and omissions in violation of the Securities Act of 1933. On September 27, 2020, the court denied the defendants’ motion to dismiss. On November 15, 2021, the parties reached a stipulation to settle the action for the amount of US$7.5 million, among other conditions. On December 30, 2021, the court issued an order granting preliminary approval of the parties’ proposed settlement, the cost of which will be borne in substantial part by the Company’s directors and officers liability insurance. On May 12, 2022, the court issued an order granting final approval of the proposed settlement, according to which the Company’s insurance company has paid the aggregate amount of US$7.5 million and this lawsuit has been closed.

On February 17, 2021, another putative securities class action was filed against the Company and certain of the Company’s officers in the U.S. District Court for the Southern District of New York: Guttentag v. Jianpu Technology Inc. et al. (Case No. 21-cv-01419). The plaintiffs in the case allege, in sum and substance, that certain of the Company’s disclosures since the first quarter of 2018 contained material misstatements and omissions in violation of the Securities Exchange Act of 1934. On July 20, 2021, the lead plaintiff filed an amended class action complaint: Enrique Africa v. Jianpu Technology Inc. et al. (Case No. 21-cv-01419). On September 3, 2021, the Company’s filed a motion to dismiss. On September 28, the court granted the Company’s motion to dismiss all claims with leave to amend. On November 28, 2022, the lead plaintiff filed the second amended complaint. On January 27, 2023, the Company filed a motion to dismiss the second amended complaint. Briefing on the second amended complaint is expected to complete in April 2023. This case otherwise remains in its preliminary stages, and the Company cannot predict the timing, outcome or consequences of this class action. The Company will continue to defend against this action vigorously.

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

The Group performed a test on the restricted net assets of its consolidated subsidiaries and VIEs (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements”. Such restricted net assets amounting to approximately RMB142.3 million, or 33.09% of the Group’s total consolidated net assets, as of December 31, 2022.

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

The Company did not have significant capital and other commitments or guarantees as of December 31, 2021 and 2022, except for those which have been separately disclosed in the consolidated financial statements.

Condensed Balance Sheets (In thousands, except for share and per share data)

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
			Note 2(f)
ASSETS
Current assets:
Cash and cash equivalents	1,952	19,518	2,830
Amount due from related party other than the subsidiaries of the Group	10,779	13,818	2,003
Prepayments and other current assets	1,152	1,629	236
Total current assets	13,883	34,965	5,069
Non-current assets:
Intangible assets, net	1,063	1,460	212
Restricted time deposits	23,293	25,879	3,752
Amount due from subsidiaries and VIEs	1,245,224	1,347,219	195,328
Other non-current assets	13,625	—	—
Total non-current assets	1,283,205	1,374,558	199,292
Total assets	1,297,088	1,409,523	204,361

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	717	606	88
Deficit in subsidiaries and VIEs	723,803	924,085	133,980
Accrued expenses and other current liabilities	1,895	2,742	398
Total current liabilities	726,415	927,433	134,466
Non-current liabilities:
Amount due to subsidiaries and VIEs	56,903	39,906	5,786
Other non-current liabilities	12,265	12,316	1,784
Total non-current liabilities	69,168	52,222	7,570
Total liabilities	795,583	979,655	142,036
Ordinary shares: US$0.0001 par value, 430,463,797 shares (including 333,992,002 Class A ordinary shares, and 96,471,795 Class B ordinary shares) issued and 423,677,480 shares (including 327,205,685 Class A ordinary shares, and 96,471,795 Class B ordinary shares) outstanding as of December 31, 2021, and 430,463,797 shares (including 333,992,002 Class A ordinary shares, and 96,471,795 Class B ordinary shares) issued and 424,447,980 shares (including 327,976,185 Class A ordinary shares, and 96,471,795 Class B ordinary shares) outstanding as of December 31, 2022, respectively.	286	286	41
Treasury stock, at cost (6,786,317 and 6,015,817 shares held as of December 31, 2021 and 2022, respectively)	(88,130)	(77,499)	(11,236)
Additional paid-in capital	1,902,587	1,891,266	274,208
Accumulated losses	(1,299,846)	(1,424,153)	(206,483)
Statutory reserves	2,027	2,027	294
Accumulated other comprehensive income/(loss)	(15,419)	37,941	5,501
Total shareholders’ equity	501,505	429,868	62,325
Total liabilities and shareholders’ equity	1,297,088	1,409,523	204,361

Condensed Statements of Comprehensive loss (In thousands)

	For the Year Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				Note 2(f)
Operating expenses:	(37,874)	(22,424)	(13,079)	(1,896)
General and administrative	(37,874)	(22,424)	(13,079)	(1,896)
Loss from operations	(37,874)	(22,424)	(13,079)	(1,896)
Loss from subsidiaries and VIEs	(272,791)	(178,242)	(120,953)	(17,537)
Others, net	6,518	881	9,725	1,410
Loss before income tax	(304,147)	(199,785)	(124,307)	(18,023)
Net loss	(304,147)	(199,785)	(124,307)	(18,023)

Condensed Statements of Cash Flows (In thousands)

	For the Year Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				Note 2(f)
Net cash used in operating activities	(71,787)	(28,745)	(14,635)	(2,122)
Purchases of intangible assets, property and equipment	(1,260)	—	—	—
Cash netflow from deconsolidation of subsidiaries	—	—	19,005	2,755
Investments and loans extended to subsidiaries and VIEs	(65,907)	—	(40,362)	(5,852)
Repayment of loans by subsidiaries	—	25,094	51,919	7,528
Net cash provided by/(used in) investing activities	(67,167)	25,094	30,562	4,431
Proceeds from employees exercising stock options	120	4	143	21
Net cash provided by financing activities	120	4	143	21