Form 20-F
period 2023-12-31
Jianpu Technology Inc.
filed 2024-04-19
CIK 1713923

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Haidian District, Beijing

People’s Republic of China

Telephone: +86-10-6242-7068

Email: ir@rong360.com

(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

American depositary shares, each representing 20 Class A ordinary shares Class A ordinary shares, par value US$0.0001 per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2023, there were 424,775,740 ordinary shares outstanding, par value US$0.0001 per share, being the sum of 355,404,775 Class A ordinary shares and 69,370,965 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐Yes   ☒ No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   ☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ◻	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to
follow.    Item 17 ◻   Item 18 ◻

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   ☐ Yes   ⌧ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.   ☐ Yes  ☐ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	“ADSs” refers to our American depositary shares, each of which represents 20 Class A ordinary shares. Except as otherwise indicated, all ADS and per ADS data in this annual report give retroactive effect to the change in the ratio of ADSs to Class A ordinary shares from two ADSs to five Class A ordinary shares to one ADS to 20 Class A ordinary shares, or the ADS Ratio, which became effective on October 30, 2020;
●	“China” or “PRC” refers to the People’s Republic of China;
●	“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.0001 per share;
●	“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.0001 per share;
●	“Restructuring” refers to a corporate restructuring we completed in 2018 in order to strengthen our positioning as an independent open platform (for more information, see “Item 4. Information on the Company—A. History and Development of the Company”). As part of the Restructuring, all business operations previously operated by RONG360 prior to the Restructuring except for the digital lending business was transferred from RONG360 to us;
●	“RONG360” means RONG360 Inc., a Cayman Islands exempted company, its subsidiaries and its consolidated variable interest entity, but, prior to the Restructuring, exclude Jianpu Technology Inc., its subsidiaries and its consolidated variable interest entities;
●	“shares” or “ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	“VIE” refers to variable interest entity, and “the VIEs” refer to Beijing Rongdiandian Information Technology Co., Ltd., or RDD, Beijing Kartner Information Technology Co., Ltd., or KTN, Beijing Guangkezhixun Information Technology Co., Ltd., or GKZX, and Beijing Tianyi Chuangshi Technology Co., Ltd., or TCT; and
●	“we,” “us,” “our company” and “our” refer to Jianpu Technology Inc., a Cayman Islands exempted company with limited liabilities, and its subsidiaries. We conduct operations in China through (i) our subsidiaries in mainland China and (ii) the VIEs with which we have maintained contractual arrangements and their subsidiaries in China. The description in this annual report on Form 20-F of our operations in China prior to the Restructuring excludes the digital lending business that was previously operated by and continued to be carried out by RONG360 after the Restructuring.

For financial service providers, we generally consider each separate legal entity as one provider. For example, nationwide banks operate with multiple legal entities at provincial and local levels, and each entity has autonomy over product features and credit policies. Accordingly, we treat each legal entity as one financial service provider.

Our reporting currency is the Renminbi because our business is mainly conducted in China and substantially all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.0999 to US$1.00, the exchange rate in effect on December 29, 2023 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;
●	our future business development, financial condition and results of operations;
●	expected changes in our revenues, costs or expenditures;
●	our expectations regarding demand for and market acceptance of our services;
●	our expectation regarding the impact of any communicable diseases on our business, financial condition and results of operations;
●	prospects for and competition in our industry, and
●	government policies and regulations relating to us, and their future development.

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

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIEs

Jianpu Technology Inc. is not an operating company in China but a Cayman Islands holding company with no equity ownership in the VIEs. We conduct our operations in China through (i) our subsidiaries in mainland China and (ii) the VIEs with which we have maintained contractual arrangements and their subsidiaries in China. The laws and regulations of mainland China impose restrictions on foreign direct investment in companies involved in the value-added telecommunication services. Therefore, we operate such business or may operate certain other businesses which are also subject to foreign investment restrictions in mainland China through Beijing Rongdiandian Information Technology Co., Ltd., or RDD, Beijing Kartner Information Technology Co., Ltd., or KTN, Beijing Guangkezhixun Information Technology Co., Ltd., or GKZX, and Beijing Tianyi Chuangshi Technology Co., Ltd., or TCT, which we refer to collectively as “the VIEs” in this annual report, and rely on contractual arrangements among our subsidiaries in mainland China, the VIEs and their respective nominee shareholders to control the business operations of the VIEs. Such structure is used to provide investors with exposure to foreign investment in China-based companies where laws and regulations in mainland China prohibit or restrict direct foreign investment in operating companies. Revenues, excluding intercompany revenues, contributed by the VIEs accounted for 18.1%, 18.5% and 22.5% of our total revenues for the year ended December 31, 2021, 2022 and 2023, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refer to Jianpu Technology Inc., a Cayman Islands exempted company with limited liabilities, and its subsidiaries. The description in this annual report of our operations in China prior to the Restructuring excludes the digital lending business that was previously operated by and continued to be carried out by RONG360 after the Restructuring. Holders of our ADSs hold equity interest in Jianpu Technology Inc., our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIEs, and they may never directly hold equity interests in the VIEs in China.

We do not have any equity interests in the VIEs and the contractual agreements with the VIEs are not equivalent to equity ownership in their business. We have entered into a series of contractual arrangements, including exclusive purchase option agreements, exclusive business cooperation agreements, equity pledge agreements and powers of attorneys, with the VIEs and their shareholders. In particular, through the exclusive purchase option agreements, the shareholders of the VIEs irrevocably grant our subsidiaries in mainland China exclusive options to purchase all or part of the shareholders’ equity interests in the VIEs and all or part of the assets of the VIEs to the extent permitted under mainland China law. Through the equity pledge agreements, the shareholders of the VIEs pledge all of their equity interests in the VIEs to guarantee their and the VIEs’ performance of their obligations under the contractual arrangements. Pursuant to the powers of attorneys, the shareholders of the VIEs appoint our subsidiaries in mainland China as their attorneys-in-fact to exercise all shareholder rights in the VIEs. Through the exclusive business cooperation agreements, our subsidiaries in mainland China have the exclusive right to provide the VIEs with technical, consulting and other services needed for the business of the VIEs and are entitled to receive a service fee from the VIEs in return. Despite the lack of equity ownership, as a result of these contractual arrangements, we are regarded as the primary beneficiary of the VIEs for accounting purposes, which is not akin to a parent-subsidiary relationship, and we consolidate the VIEs in accordance with U.S. GAAP as required by Accounting Standards Codification Topic 810, Consolidation. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition” and “Item 4 Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs.”

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

There are also substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules in mainland China regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their shareholders. It is uncertain whether any new laws or regulations in mainland China relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIEs are found to be in violation of any existing or future laws or regulations in mainland China, or fail to obtain or maintain any of the required permits or approvals, the regulatory authorities in mainland China would have certain discretion to take actions in dealing with such violations or failures. Our holding company, our subsidiaries in mainland China, the VIEs and our investors face uncertainty about potential future actions by the mainland China government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. The regulatory authorities in mainland China could disallow the VIE structure, which would likely result in a material change in our operations and cause the value of our securities to significantly decline or become worthless. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We face various legal and operational risks and uncertainties related to doing business in China that could result in a material change in our operations and/or the value of our ADSs. Substantially all of our current business operations are conducted in China through our subsidiaries in mainland China and the VIEs and their subsidiaries, and we are subject to complex and evolving laws and regulations in mainland China. The mainland China government has issued statements and conducted regulatory actions relating to areas such as the use of variable interest entities in certain industries, approvals, filings or other administrative requirements on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. The mainland China government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit our and the VIEs’ ability to conduct business and/or significantly limit or completely hinder our ability to offer or continue to offer securities to investors, accept foreign investments or list on a United States or other foreign exchange. Implementation of industry-wide regulations in this nature may cause the value of our securities to significantly decline or be worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The mainland China government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

For example, the PRC Data Security Law and the PRC Personal Information Protection Law promulgated in 2021 posed additional challenges to our cybersecurity and data privacy compliance. The Cybersecurity Review Measures issued by the Cyberspace Administration of China and several other governmental authorities in mainland China in December 2021, as well as the Regulations on the Administration of Cyber Data Security (Draft for Comments) published by the Cyberspace Administration of China for public comments in November 2021, imposed potential additional restrictions on China-based overseas issuers like us. If future implementing rules of the Cybersecurity Review Measures and the enacted version of these drafted regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to governmental enforcement actions and investigations, fines, penalties or suspension of our non-compliant operations, and materially and adversely affect our business and results of operations and the price of our ADSs. For additional details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our business generates and processes a certain amount of data, and we are required to comply with laws and other applicable laws in mainland China relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.”

In addition, on February 17, 2023, the China Securities Regulatory Commission, or the CSRC, promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, which took effect from March 31, 2023, requiring Chinese domestic companies’ overseas offerings and listings of equity securities be filed with the CSRC. These measures clarify the scope of overseas offerings and listings by Chinese domestic companies which are subject to the filing and reporting requirements thereunder, and provide, among other things, that Chinese domestic companies that have already directly or indirectly offered and listed securities in overseas markets prior to the effectiveness of these measures shall fulfill their filing obligations and report required information to the CSRC within three working days after conducting a follow-on securities offering, and follow the reporting requirements within three working days upon the occurrence and public disclosure of any specified circumstances including (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; and (iv) voluntary or mandatory delisting. In addition, where there is any material change in the main business of an issuer after its overseas offering and listing beyond the scope of business stated in the filing documents, such issuer shall follow the reporting requirements within three working days after occurrence of the changes. In connection with our delisting in March 2024 from the New York Stock Exchange (see “Item 4. Information on the Company—A. History and Development of the Company”), or the NYSE, we have completed our reporting procedures with the CSRC as required by the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies. Uncertainties still exist regarding the interpretation, implementation and enforcement of the measures under the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and its supporting guidelines. Any future offerings or equivalent activities we conduct may be subject to the filing and reporting requirements under these measures. We cannot assure you that we will be able to complete the required filings or other regulatory procedures in a timely manner, or at all, in connection with our future overseas offering or listing activities. We also cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise tighten the regulations on mainland China companies seeking overseas offering or listing. If we fail to complete the filing or other required procedures for any future offshore offering or listing or equivalent activities, the operations of the VIEs and our subsidiaries in mainland China may face penalties by the CSRC or other regulatory authorities in mainland China, which may include a warning and a fine between RMB1 million to RMB10 million, which could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing with the CSRC or other requirements from the CSRC or other government authorities in mainland China may be required in connection with our offshore offerings under mainland China law, and, if required, we cannot predict whether or for how long we will be able to complete such filing or other required procedures.”

Furthermore, the mainland China regulators have promulgated new anti-monopoly and competition laws and regulations and strengthened the enforcement under these laws and regulations. There remain uncertainties as to whether these laws, regulations and guidelines will have a material impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance is raised by the authorities and determined against us, we may be subject to fines and other penalties.

Risks and uncertainties arising from the legal system in mainland China, including the above-mentioned risks and uncertainties regarding the enforcement of laws and evolving rules and regulations in mainland China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties.”

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

The following diagram illustrates the principal entities in our corporate structure as of the date of this annual report:

Note:

(1)	The VIEs include RDD, KTN, GKZX and TCT. Shareholders of RDD and their respective shareholdings in RDD and relationship with our company are (i) Jiayan Lu (40%), our director and co-founder; (ii) Huijing Ye (40%), family member of one of our co-founders; and (iii) Caofeng Liu (20%), our director, chief technology officer and co-founder. Shareholders of KTN and their respective shareholdings in KTN and relationship with our company are (i) Hui Li (60%), our employee; and (ii) Yang Liu (40%), our employee. Shareholders of GKZX and their respective shareholdings in GKZX and relationship with our company are (i) Xiang Zhu (5%), our employee; and (ii) Deyou Zhou (95%), our employee. The shareholding structure of GKZX was updated in both 2021 and 2022. Concurrently with each completion of equity transfer in GKZX, the previous contractual arrangements we entered into with GKZX’s then previous shareholders that provided us with effective control over GKZX were terminated and a new set of contractual arrangements with the same terms were entered into with GKZX’s then current shareholders. Shareholders of TCT and their respective shareholdings in TCT and relationship with our company are (i) Xiaoqing Hu (51%), our employee; and (ii) Yuexuan Gao (49%), our employee. The VIEs’ major subsidiary includes RDD’s subsidiary, Shanghai Anguo Insurance Brokerage Co., Ltd.

Permissions Required from the Mainland China Authorities for Our Operations and the Operations of the VIEs and Securities Issuances to Foreign Investors

Due to the restriction of foreign investment in providing value-added telecommunication services in mainland China, including internet information provision services, we rely on the contractual arrangements with RDD, one of the VIEs, to provide such services. RDD has obtained a value-added telecommunication services license for internet information services, known as an ICP License, issued by the Beijing Telecommunication Administration in July 2017. Any challenge to the validity of these arrangements may significantly disrupt our business, subject us to sanctions including revoking the business licenses and/or ICP License or other operating licenses of such entities, compromise enforceability of our contractual arrangements, or have other adverse effects on us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the mainland China government deems that our contractual arrangements with the VIEs do not comply with mainland China regulatory restrictions on foreign investment in relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

In addition, we operate insurance brokerage business through Shanghai Anguo Insurance Brokerage Co., Ltd., which holds an insurance brokerage business license. The insurance brokerage business is a highly regulated industry in mainland China, and the National Financial Regulatory Administration has extensive authority to supervise and regulate the insurance industry in mainland China and has been enhancing its supervision over this industry in recent years. New laws, regulations and regulatory requirements have been promulgated and implemented from time to time in this industry. If any non-compliance incidents in our insurance brokerage business operation are identified, we may be required to take certain rectification measures in accordance with applicable laws and regulations, or we may be subject to other administrative penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity and changes in mainland China’s regulation of internet-related businesses and companies and other businesses we and the VIEs are or will be engaged in.”

Furthermore, for issuances of securities to foreign investors, under the laws, regulations and regulatory rules in mainland China, as of the date of this annual report, we (i) have not received any requirement from competent governmental authorities in mainland China to obtain permissions from the CSRC, (ii) have not received any requirement from competent governmental authorities in mainland China to go through cybersecurity review by the Cyberspace Administration of China, and (iii) have not received or were denied such requisite permissions by any mainland China authority. Meanwhile, the mainland China government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers.

There are uncertainties with respect to how the mainland China government will regulate foreign investment in providing value-added telecommunication services in mainland China, insurance brokerage business operation and overseas securities offerings and listings in general, as well as the interpretation and implementation of any related regulations. If we, our subsidiaries in mainland China or the VIEs (i) do not receive or maintain required permissions or approvals or do not complete required filings, (ii) inadvertently conclude that such permissions, approvals or filings are not required, or (iii) are required to obtain or fulfill such permissions, approvals or filings in the future when applicable laws, regulations or interpretations change but we fail to obtain or fulfill such necessary approvals, permits or filings in a timely manner, or at all, we may be subject to penalties, including fines, suspension of business and revocation of required licenses, our ability to continue to offer securities to investors may also be significantly limited or completely hindered, and the value of our securities may significantly decline or become worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing with the CSRC or other requirements from the CSRC or other government authorities in mainland China may be required in connection with our offshore offerings under mainland China law, and, if required, we cannot predict whether or for how long we will be able to complete such filing or other required procedures.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023. On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditor. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate was due to a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. Furthermore, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC or any other foreign jurisdiction. If authorities in the PRC or another foreign jurisdiction were to take a position at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, and if such lack of inspection were to extend for the requisite period of time under the HFCAA, our securities will be prohibited from being traded on U.S. markets. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The prohibition of trading in the ADSs, or the threat of the trading being prohibited, may materially and adversely affect the value of your investment.”

Cash Flows through Our Organization

Jianpu Technology Inc. is a holding company with no material operations of its own. We conduct our operations in China primarily through our subsidiaries in mainland China and the VIEs. As a result, although other means are available for us to obtain financing at the holding company level, Jianpu Technology Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur depend upon dividends paid by our subsidiaries in mainland China and service fees paid by the VIEs. If our existing subsidiaries in mainland China or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to Jianpu Technology Inc. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to Jianpu Technology Inc. only out of their retained earnings, if any, as determined in accordance with the accounting standards and regulations in mainland China. Further, our subsidiaries in mainland China and the VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Under laws and regulations in mainland China, our subsidiaries in mainland China and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or the SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our subsidiaries in mainland China and the net assets of the VIEs in which we have no legal ownership, totaling RMB133.3 million, RMB142.3 million and RMB73.6 million (US$10.4 million) as of December 31, 2021, 2022 and 2023, respectively. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries in mainland China to make payments to us could have a material and adverse effect on our ability to conduct our business.”

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

In the years ended December 31, 2021, 2022 and 2023, Jianpu Technology Inc. extended loans with outstanding principal amount of nil, RMB40.4 million and RMB14.5 million (US$2.0 million), respectively, to our intermediate holding companies and subsidiaries, and received repayments of RMB25.1 million, RMB51.9 million and RMB9.6 million (US$1.4 million), respectively. In the years ended December 31, 2021, 2022 and 2023, the VIEs received RMB1.0 million, nil and nil, respectively, as capital investment (in the form of loans extended to nominee shareholders from our subsidiaries in mainland China) or as loans from our subsidiaries in mainland China. The VIEs may transfer cash to our subsidiaries in mainland China by paying service fees according to the contractual arrangements. For the years ended December 31, 2021, 2022 and 2023, no service fees were paid by the VIEs to our subsidiaries in mainland China.

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

Financial Information Related to the VIEs

The following table presents the condensed consolidating schedule of financial position for Jianpu Technology Inc., its wholly-owned subsidiaries, or the WFOEs, that are the primary beneficiaries of the VIEs under U.S. GAAP, or the Primary Beneficiaries of VIEs, its other subsidiaries that are not the Primary Beneficiaries of the VIEs, or the Other Subsidiaries, and the VIEs and their subsidiaries that we consolidate as of the dates presented.

	As of December 31, 2023
			Primary	VIEs and
		Other	Beneficiaries	their	Eliminating	Consolidated
	Parent	subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	in RMB thousands
Consolidating Schedule of Financial Position
ASSETS
Current assets:
Cash and cash equivalents	4,681	244,201	65,413	30,274	—	344,569
Time deposits	—	31,949	—	—	—	31,949
Restricted cash and time deposits	—	278,359	—	—	—	278,359
Accounts receivable, net	—	71,064	37,894	52,863	—	161,821
Amount due from related parties	13,488	(44,090)	—	30,757	—	155
Amount due from subsidiaries and VIEs(1)	—	67,309	64,110	6,895	(138,314)	—
Prepayments and other current assets	2,094	10,575	14,305	13,235	—	40,209
Total current assets	20,263	659,367	181,722	134,024	(138,314)	857,062
Non-current assets:
Property and equipment, net	—	163	2,239	9,345	—	11,747
Intangible assets, net	1,485	2,782	262	12,633	—	17,162
Restricted cash and time deposits	26,042	—	—	8,804	—	34,846
Amount due from subsidiaries and VIEs(1)	1,371,941	—	39,906	—	(1,411,847)	—
Other non-current assets	—	7,960	1,340	1,684	—	10,984
Total non-current assets	1,399,468	10,905	43,747	32,466	(1,411,847)	74,739
Total assets	1,419,731	670,272	225,469	166,490	(1,550,161)	931,801

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	—	95,081	141,131	—	—	236,212
Accounts payable	418	19,000	64,788	22,255	—	106,461
Advances from customers	—	817	43,727	1,598	—	46,142
Tax payable	—	198	2,178	7,928	—	10,304
Amount due to related parties	—	—	10,623	—	—	10,623
Amount due to subsidiaries(1)	—	6,895	3,527	127,892	(138,314)	—
Deficit in subsidiaries(2)	943,614	113,950	225	—	(1,057,789)	—
Deficit in VIEs(3)	—	—	4,735	—	(4,735)	—
Accrued expenses and other current liabilities	7,341	5,266	68,710	8,224	—	89,541
Total current liabilities	951,373	241,207	339,644	167,897	(1,200,838)	499,283
Non-current liabilities:
Deferred tax liabilities	—	209	—	3,196	—	3,405
Amount due to subsidiaries(1)	39,906	1,371,941	—	—	(1,411,847)	—
Other non-current liabilities	11,551	—	—	132	—	11,683
Total non-current liabilities	51,457	1,372,150	—	3,328	(1,411,847)	15,088
Total liabilities	1,002,830	1,613,357	339,644	171,225	(2,612,685)	514,371
Total Jianpu’s shareholders’ equity/(deficit)	416,901	(943,614)	(114,175)	(4,735)	1,062,524	416,901
Non-controlling interests	—	529	—	—	—	529
Total shareholders’ equity/(deficit)	416,901	(943,085)	(114,175)	(4,735)	1,062,524	417,430
Total liabilities and shareholders’ equity/(deficit)	1,419,731	670,272	225,469	166,490	(1,550,161)	931,801

	As of December 31, 2022
			Primary	VIEs and
		Other	Beneficiaries	their	Eliminating	Consolidated
	Parent	subsidiaries	of VIEs	subsidiaries	adjustments	Totals

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

	For the Year Ended December 31, 2023
			Primary	VIEs and
		Other	Beneficiaries	their	Eliminating	Consolidated
	Parent	subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	in RMB thousands
Condensed Consolidating Schedule of Results of Operations
Third-party revenues	—	393,107	436,207	240,099	—	1,069,413
Inter-company revenues(4)	—	29,223	117,054	224,919	(371,196)	—
Third-party costs and expenses	(18,610)	(241,293)	(439,533)	(422,502)	—	(1,121,938)
Inter-company costs and expenses(5)	—	(204,367)	(133,639)	(33,190)	371,196	—
Income/(Loss) from subsidiaries(6)	(9,819)	766	(97)	—	9,150	—
Income from VIEs(7)	—	—	9,762	—	(9,762)	—
Others	1,657	12,675	10,915	204	—	25,451
Income/(Loss) before income tax	(26,772)	(9,889)	669	9,530	(612)	(27,074)
Income tax benefits/(expenses)	—	(204)	—	232	—	28
Net income/(loss)	(26,772)	(10,093)	669	9,762	(612)	(27,046)
Less: net loss attributable to non-controlling interests	—	(274)	—	—	—	(274)
Net income/(loss) attributable to Jianpu’s shareholders	(26,772)	(9,819)	669	9,762	(612)	(26,772)

	For the Year Ended December 31, 2022
			Primary	VIEs and
		Other	Beneficiaries	their	Eliminating	Consolidated
	Parent	subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	in RMB thousands
Condensed Consolidating Schedule of Results of Operations
Third-party revenues	—	493,639	313,454	182,582	—	989,675
Inter-company revenues(4)	—	11,319	180,074	262,936	(454,329)	—
Third-party costs and expenses	(13,079)	(262,163)	(417,674)	(448,782)	—	(1,141,698)
Inter-company costs and expenses(5)	—	(266,602)	(159,449)	(28,278)	454,329	—
Loss from subsidiaries(6)	(120,953)	(111,373)	(10,090)	—	242,416	—
Loss from VIEs(7)	—	—	(26,084)	—	26,084	—
Others	9,725	3,651	(1,694)	5,172	—	16,854
Loss before income tax	(124,307)	(131,529)	(121,463)	(26,370)	268,500	(135,169)
Income tax benefits	—	632	—	286	—	918
Net loss	(124,307)	(130,897)	(121,463)	(26,084)	268,500	(134,251)
Less: net loss attributable to non-controlling interests	—	(9,944)	—	—	—	(9,944)
Total comprehensive loss attributable to Jianpu Technology Inc.	(124,307)	(120,953)	(121,463)	(26,084)	268,500	(124,307)
Accretion of mezzanine equity	—	(7,353)	—	—	—	(7,353)
Net loss attributable to Jianpu’s shareholders	(124,307)	(128,306)	(121,463)	(26,084)	268,500	(131,660)

	For the Year Ended December 31, 2021
			Primary	VIEs and
		Other	Beneficiaries	their	Eliminating	Consolidated
	Parent	subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	in RMB thousands
Condensed Consolidating Schedule of Results of Operations
Third-party revenues	—	406,082	253,427	145,538	—	805,047
Inter-company revenues(4)	—	15,560	285,740	266,617	(567,917)	—
Third-party costs and expenses	(22,424)	(196,934)	(401,197)	(442,995)	—	(1,063,550)
Inter-company costs and expenses(5)	—	(268,058)	(266,617)	(33,242)	567,917	—
Loss from subsidiaries(6)	(178,242)	(193,920)	(3,813)	—	375,975	—
Loss from VIEs(7)	—	—	(62,494)	—	62,494	—
Others	881	54,422	(2,779)	1,303	—	53,827
Loss before income tax	(199,785)	(182,848)	(197,733)	(62,779)	438,469	(204,676)
Income tax benefits	—	297	—	285	—	582
Net loss	(199,785)	(182,551)	(197,733)	(62,494)	438,469	(204,094)
Less: net loss attributable to non-controlling interests	—	(4,309)	—	—	—	(4,309)
Net loss attributable to Jianpu’s shareholders	(199,785)	(178,242)	(197,733)	(62,494)	438,469	(199,785)

	For the Year Ended December 31, 2023
			Primary	VIEs and
		Other	Beneficiaries	their	Eliminating	Consolidated
	Parent	subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	in RMB thousands
Condensed Consolidating Schedules of Cash Flows
Net cash (used in)/provided by operating activities carried outside our group	(10,204)	274,295	54,140	(313,965)	—	4,266
Net cash (used in)/provided by operating activities carried within our group(8)	—	(295,920)	(18,582)	314,502	—	—
Net cash (used in)/ provided by operating activities	(10,204)	(21,625)	35,558	537	—	4,266
Purchases of intangible assets, property and equipment	—	—	(2,057)	—	—	(2,057)
Proceeds from sale of property and equipment	—	1,737	13	—	—	1,750
Cash paid for long-term investments	—	(2,524)	—	—	—	(2,524)
Cash net flow from deconsolidations of subsidiaries, net of cash disposed	—	(6,222)	18,000	—	—	11,778
Purchase of restricted time deposits	(1,340)	(7,676)	—	(1,000)	—	(10,016)
Withdrawal of restricted time deposits	1,637	—	—	—	—	1,637
Loans repaid from other subsidiaries(9)	9,582	—	—	—	(9,582)	—
Investments and loans extended to subsidiaries and VIEs(10)	(14,534)	(6,940)	—	—	21,474	—
Net cash (used in)/provided by investing activities	(4,655)	(21,625)	15,956	(1,000)	11,892	568
Receipt of loans extended by owner(11)	—	14,534	—	—	(14,534)	—
Repayment of loans extended to owner(9)	—	(9,582)	—	—	9,582	—
Receipt as investment or capital increase(12)	—	—	6,940	—	(6,940)	—
Proceeds from employees exercising stock options	33	—	—	—	—	33
Proceeds from short-term borrowings	—	95,081	160,931	—	—	256,012
Repayment of short-term borrowings	—	(85,556)	(187,725)	—	—	(273,281)
Net cash (used in)/provided by financing activities	33	14,477	(19,854)	—	(11,892)	(17,236)

	For the Year Ended December 31, 2022
			Primary	VIEs and
		Other	Beneficiaries	their	Eliminating	Consolidated
	Parent	subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	in RMB thousands
Condensed Consolidating Schedules of Cash Flows
Net cash (used in)/ provided by operating activities carried outside our group	(14,635)	240,009	45,420	(425,389)	—	(154,595)
Net cash (used in)/provided by operating activities carried within our group(8)	—	(314,725)	(128,240)	442,965	—	—
Net cash (used in)/ provided by operating activities	(14,635)	(74,716)	(82,820)	17,576	—	(154,595)
Proceeds from maturity of short-term investments	—	32,101	—	—	—	32,101
Purchases of short-term investments	—	(30,000)	—	—	—	(30,000)
Purchases of intangible assets, property and equipment	—	(212)	(1,594)	—	—	(1,806)
Proceeds from sale of property and equipment	—	53	138	—	—	191
Purchase of restricted time deposits	—	(45,486)	—	—	—	(45,486)
Loans repaid from other subsidiaries(9)	51,919	—	—	—	(51,919)	—
Investments and loans extended to subsidiaries and VIEs(10)	(40,362)	(59,808)	—	—	100,170	—
Cash net flow from deconsolidations of subsidiaries, net of cash disposed	19,005	(30,453)	16,996	(474)	—	5,074
Net cash provided by/(used in) investing activities	30,562	(133,805)	15,540	(474)	48,251	(39,926)
Receipt of loans extended by owner(11)	—	40,362	—	—	(40,362)	—
Repayment of loans extended to owner(9)	—	(51,919)	—	—	51,919	—
Receipt as investment or capital increase(12)	—	—	59,808	—	(59,808)	—
Proceeds from employees exercising stock options	143	—	—	—	—	143
Proceeds from short-term borrowings	—	85,556	167,925	—	—	253,481
Repayment of short-term borrowings	—	—	(181,853)	—	—	(181,853)
Purchase of additional shares held by noncontrolling interests shareholder	—	(8,702)	—	—	—	(8,702)
Net cash provided by financing activities	143	65,297	45,880	—	(48,251)	63,069

	For the Year Ended December 31, 2021
			Primary	VIEs and
		Other	Beneficiaries	their	Eliminating	Consolidated
	Parent	subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	in RMB thousands
Condensed Consolidating Schedules of Cash Flows
Net cash (used in)/provided by operating activities carried outside our group	(28,745)	233,884	(43,497)	(456,230)	—	(294,588)
Net cash (used in)/provided by operating activities carried within our group(8)	—	(287,666)	(142,663)	430,329	—	—
Net cash used in operating activities	(28,745)	(53,782)	(186,160)	(25,901)	—	(294,588)
Proceeds from maturity of short-term investments and restricted investment	—	—	153,650	9,620	—	163,270
Purchases of short-term investments and restricted investment	—	—	(169,600)	(20)	—	(169,620)
Purchases of intangible assets, property and equipment	—	(212)	(2,818)	(112)	—	(3,142)
Proceeds from sale of property and equipment	—	59	15	56	—	130
Cash paid for long-term investments	—	(3,000)	—	—	—	(3,000)
Cash received for long-term investments	—	59,559	—	1,000	—	60,559
Placement of time deposits	—	—	(10,000)	—	—	(10,000)
Transfer to restricted time deposits	—	(1,688)	—	—	—	(1,688)
Loans repaid from Other subsidiaries(9)	25,094	—	—	—	(25,094)	—
Investments and loans extended to subsidiaries and VIEs(10)	—	(65,172)	—	—	65,172	—
Net cash provided by/(used in) investing activities	25,094	(10,454)	(28,753)	10,544	40,078	36,509
Receipt of loans extended by owner(11)	—	—	—	1,000	(1,000)	—
Repayment of loans extended to owner (9)	—	(25,094)	—	—	25,094	—
Receipt as investment or capital increase(12)	—	—	64,172	—	(64,172)	—
Proceeds from employees exercising stock options	4	—	—	—	—	4
Proceeds from short-term borrowings	—	—	297,542	—	—	297,542
Repayment of short-term borrowings	—	—	(274,166)	—	—	(274,166)
Net cash provided by/(used in) financing activities	4	(25,094)	87,548	1,000	(40,078)	23,380

Notes:

(1)	It represents the elimination of intercompany balances among Jianpu Technology Inc., the Primary Beneficiaries of VIEs, the Other Subsidiaries, and the VIEs and their subsidiaries that we consolidate.
(2)	It represents the elimination of the deficit or investment among Jianpu Technology Inc., the Primary Beneficiaries of VIEs, the Other Subsidiaries that we consolidate.
(3)	It represents the elimination of the deficit or investment in the VIEs and their subsidiaries by the Primary Beneficiaries of VIEs.
(4)

Inter-company revenues of (i) marketing services provided by the VIEs to the Primary Beneficiaries of VIEs and other subsidiaries, and (ii) technical support and personnel outsourcing among VIEs and their subsidiaries, the Primary Beneficiaries of VIEs and other subsidiaries due to infrastructure sharing were eliminated at the consolidated level.

(5)	Inter-company costs and expenses corresponding to intercompany revenues were eliminated at the consolidated level.
(6)

It represents the elimination of gain or loss pick-up by Jianpu Technology Inc. from other subsidiaries and the Primary Beneficiaries of VIEs with the net income or losses recognized at other subsidiaries and the Primary Beneficiaries of VIEs level.

(7)	It represents the elimination of gain or loss pick-up by the Primary Beneficiaries of VIEs and VIEs with the net income or losses recognized at the Primary Beneficiaries of VIEs and VIEs level.

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

Our Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive loss for the years ended December 31, 2021, 2022 and 2023 and selected consolidated balance sheets, as of December 31, 2022 and 2023 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected data from consolidated statements of comprehensive loss for the years ended December 31, 2019 and 2020, and the consolidated balance sheets data as of December 31, 2019, 2020 and 2021 have been derived from our audited consolidated financial statements, which are not included in this annual report. You should read this selected consolidated financial data in conjunction with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future years.

	For the Year Ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Loss:
Revenues:
Recommendation services:
Loan(1)	666,307	109,814	167,483	258,069	343,778	48,420
Credit cards	585,993	294,567	407,759	473,673	400,649	56,430
Total recommendation services	1,252,300	404,381	575,242	731,742	744,427	104,850
Big data and system-based risk management services(2)	134,927	144,227	130,408	96,917	86,108	12,128
Marketing and other services(3)	48,500	37,154	99,397	161,016	238,878	33,645
Total revenues	1,435,727	585,762	805,047	989,675	1,069,413	150,623
Costs and expenses
Cost of promotion and acquisition(4)	(1,025,975)	(379,380)	(562,081)	(693,272)	(729,120)	(102,694)
Cost of operation(4)	(99,784)	(91,910)	(88,049)	(83,995)	(66,874)	(9,419)
Total cost of services	(1,125,759)	(471,290)	(650,130)	(777,267)	(795,994)	(112,113)
Sales and marketing expenses(4)(5)	(207,555)	(128,600)	(143,460)	(134,308)	(131,709)	(18,551)
Research and development expenses	(272,343)	(154,775)	(132,427)	(113,965)	(94,717)	(13,341)
General and administrative expenses	(100,896)	(136,581)	(137,533)	(102,831)	(99,518)	(14,017)
Impairment of goodwill and intangible assets acquired from business acquisition	(254,683)	(16,893)	—	(13,327)	—	—
Penalties	(30,000)	—	—	—	—	—
Loss from operations	(555,509)	(322,377)	(258,503)	(152,023)	(52,525)	(7,399)
Net interest income/(expenses)	5,100	(2,290)	(4,193)	(3,724)	6,853	965
Others, net	11,785	11,238	58,020	20,578	18,598	2,619
Loss before income tax	(538,624)	(313,429)	(204,676)	(135,169)	(27,074)	(3,815)
Income tax benefits	8,005	1,283	582	918	28	4
Net loss	(530,619)	(312,146)	(204,094)	(134,251)	(27,046)	(3,811)
Less: net loss attributable to noncontrolling interests	(78,859)	(7,999)	(4,309)	(9,944)	(274)	(39)
Net loss attributable to Jianpu Technology Inc.	(451,760)	(304,147)	(199,785)	(124,307)	(26,772)	(3,772)
Accretion of mezzanine equity	—	—	—	(7,353)	—	—
Net loss attributable to Jianpu’s shareholders	(451,760)	(304,147)	(199,785)	(131,660)	(26,772)	(3,772)
Other comprehensive (loss)/income, net
Foreign currency translation adjustments	14,685	(52,185)	(16,453)	53,349	9,448	1,331
Total other comprehensive income/(loss)	14,685	(52,185)	(16,453)	53,349	9,448	1,331
Total comprehensive loss	(515,934)	(364,331)	(220,547)	(80,902)	(17,598)	(2,480)
Less: total comprehensive loss attributable to noncontrolling interests	(78,732)	(8,878)	(4,341)	(9,955)	(292)	(41)
Total comprehensive loss attributable to Jianpu Technology Inc.	(437,202)	(355,453)	(216,206)	(70,947)	(17,306)	(2,439)
Accretion of mezzanine equity	—	—	—	(7,353)	—	—
Total comprehensive loss attributable to Jianpu’s shareholders	(437,202)	(355,453)	(216,206)	(78,300)	(17,306)	(2,439)
Net loss per share attributable to Jianpu’s shareholders
Basic and diluted	(1.07)	(0.72)	(0.47)	(0.31)	(0.06)	(0.01)
Net loss per ADS(6) attributable to Jianpu’s shareholders
Basic and diluted	(21.48)	(14.38)	(9.43)	(6.21)	(1.26)	(0.18)
Weighted average number of shares(7)
Basic and diluted	420,575,827	423,096,353	423,661,496	424,031,623	424,612,125	424,612,125

Notes:

(1)	Including revenue from related party of RMB32.0 million, RMB4.8 million, RMB0.5 million, RMB0.9 million and RMB1.1 million (US$0.2 million) for the years ended December 31, 2019, 2020, 2021, 2022 and 2023, respectively.
(2)	Including revenue from related party of RMB6.9 million, RMB3.6 million, RMB4.3 million, RMB4.8 million and RMB2.1 million (US$0.3 million) for the years ended December 31, 2019, 2020, 2021, 2022 and 2023, respectively.
(3)	Starting from the year of 2022, we updated the description of our revenue stream advertising, marketing and other services as marketing and other services, to provide more relevant and clear information. We also updated the revenue description in comparative years to conform to the current classification.
(4)	Beginning in 2021, in light of business development, we added a financial statement line item named cost of promotion and acquisition and reclassified the previous line item of cost of revenue and sales and marketing expenses. Cost of promotion and acquisition primarily consists of expenditures relating to user traffic acquisition and rewards to business partners for promotion on social network and social media platform, which are reclassified from sales and marketing expenses, and marketing costs related to marketing and other services including commissions paid to individual insurance brokers, which are reclassified from cost of revenue. Cost of operation, post the reclassification, consists primarily of costs associated with maintenance of the platform including data acquisition costs, bandwidth and server hosting costs, call center outsourcing costs, online payment processing fees, depreciation, payroll and other related costs of operations. Sales and marketing expenses, post the reclassification, consist primarily of marketing expenses relating to marketing activities, payroll costs and related expenses for employees involved in sales and marketing activities, and expenses for the portion of call center operations that we outsource. The cost of operation, cost of promotion and acquisition, and sales and marketing expenses for prior years had also been retrospectively reclassified. The amount reclassified from sales and marketing expenses to cost of promotion and acquisition were RMB991.8 million and RMB353.1 million for the years ended December 31, 2019 and 2020, respectively. The amount reclassified from cost of revenue to cost of promotion and acquisition were RMB34.2 million and RMB26.3 million for the years ended December 31, 2019 and 2020, respectively. Cost of promotion and acquisition includes cost from related party of RMB21.1 million, nil, nil, RMB0.2 million and RMB0.4 million (US$50 thousand) for the years ended December 31, 2019, 2020, 2021, 2022 and 2023, respectively.
(5)	Including expenses from related party of nil, RMB0.2 million, RMB0.1 million, nil and nil for the years ended December 31, 2019, 2020, 2021, 2022 and 2023, respectively.
(6)	Each ADS represents 20 Class A ordinary shares. The issuance of ordinary shares to RONG360 Inc. has been retrospectively reflected for all years presented herein.
(7)	1,500,000,000 shares authorized, US$0.0001 par value. 430,463,797 shares (including 333,992,002 Class A ordinary shares and 96,471,795 Class B ordinary shares) issued and 422,683,735 shares (including 326,211,940 Class A ordinary shares and 96,471,795 Class B ordinary shares) outstanding as of December 31, 2019, 430,463,797 shares (including 333,992,002 Class A ordinary shares and 96,471,795 Class B ordinary shares) issued and 423,627,480 shares (including 327,155,685 Class A ordinary shares and 96,471,795 Class B ordinary shares) outstanding as of December 31, 2020, 430,463,797 shares (including 333,992,002 Class A ordinary shares and 96,471,795 Class B ordinary shares) issued and 423,677,480 shares (including 327,205,685 Class A ordinary shares and 96,471,795 Class B ordinary shares) outstanding as of December 31, 2021, 430,463,797 shares (including 333,992,002 Class A ordinary shares and 96,471,795 Class B ordinary shares) issued and 424,447,980 shares (including 327,976,185 Class A ordinary shares and 96,471,795 Class B ordinary shares) outstanding as of December 31, 2022, and 430,463,797 shares (including 361,092,832 Class A ordinary shares and 69,370,965 Class B ordinary shares) issued and 424,775,740 shares (including 355,404,775 Class A ordinary shares and 69,370,965 Class B ordinary shares) outstanding as of December 31, 2023, respectively.

	As of December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheets:
Cash and cash equivalents	694,910	549,979	444,933	346,539	344,569	48,532
Time deposits	—	—	10,000	—	31,949	4,500
Restricted cash, time deposits and investment	249,770	391,425	234,601	297,634	278,359	39,206
Short-term investment	—	20,000	35,950	—	—	—
Accounts receivable, net(1)	345,525	240,124	175,165	189,665	161,821	22,792
Amount due from related parties	7,082	872	140	153	155	22
Prepayments and other current assets	118,423	66,295	53,466	46,537	40,209	5,663
Total current assets	1,415,710	1,268,695	954,255	880,528	857,062	120,715
Restricted cash, time deposits and investment	124,407	34,581	37,266	40,059	34,846	4,908
Total non-current assets	246,011	135,039	115,667	81,734	74,739	10,527
Total assets	1,661,721	1,403,734	1,069,922	962,262	931,801	131,242
Short-term borrowings	60,000	158,477	181,853	253,481	236,212	33,270
Accounts payable(2)	184,318	185,904	103,782	96,729	106,461	14,995
Advances from customers	44,000	54,275	47,221	46,920	46,142	6,499
Tax payable	22,168	24,059	14,670	9,662	10,304	1,451
Amount due to related parties	34,310	9,495	29,270	13,534	10,623	1,496
Accrued expenses and other current liabilities	224,018	220,866	152,521	88,871	89,541	12,612
Total current liabilities	568,814	653,076	529,317	509,197	499,283	70,323
Total non-current liabilities	20,946	25,020	18,153	16,740	15,088	2,126
Total liabilities	589,760	678,096	547,470	525,937	514,371	72,449
Mezzanine equity	5,556	1,455	1,689	—	—	—
Total shareholders’ equity	1,066,405	724,183	520,763	436,325	417,430	58,793

Notes:

(1)	Including amounts billed through related party of RMB3.5 million, nil, RMB4.4 million, nil and nil as of December 31, 2019, 2020, 2021, 2022 and 2023, respectively.
(2)	Including amounts billed through related party of nil, nil, RMB2.4 million, RMB5.7 million and RMB3.3 million (US$0.5 million) as of December 31, 2019, 2020, 2021, 2022 and 2023, respectively.

We completed a corporate restructuring in 2018, or the Restructuring. For more details, see “Item 4. Information on the Company—A. History and Development of the Company”) in order to strengthen our positioning as an independent open platform. As part of the Restructuring, all business operations previously operated by RONG360 prior to the Restructuring except for the digital lending business was transferred from RONG360 to us.

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

Summary of Risk Factors

Investments in our ADSs involve significant risks. Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Our Business

●	We have incurred significant losses and we may continue to experience losses in the future;
●	Our limited operating history in the rapidly evolving online and mobile consumer market in China makes it difficult to evaluate our future prospects;
●	We face challenges with generating and acquiring user traffic to our platform and converting the traffic into our user base;
●	Failure to maintain relationships with financial service providers or develop new ones may materially and adversely affect our business and results of operations;
●	Our match and recommendation of financial products to users may not be effective, which will result in dissatisfaction from both users and financial service providers;
●	If we are not able to respond to changes in user preferences for financial products and provide a satisfactory user experience on our platform, we will not be able to maintain and expand our user base or effectively convert our users into customers of our financial service providers;
●	We may not be able to ensure the accuracy of product information and the authenticity of financial products on our platform;
●	We may fail to develop and innovate our platform and products;
●	We may fail to compete effectively; and
●	We have limited control over the product and service quality of our financial service providers.

Risks Related to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China primarily through (i) our subsidiaries in mainland China and (ii) the VIEs, with which we have maintained contractual arrangements. Holders of our ADSs hold equity interest in Jianpu Technology Inc., our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIEs. If the mainland China government finds that our contractual agreements with the VIEs do not comply with laws and regulations in mainland China, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIEs and our investors face uncertainty about potential future actions by the mainland China government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group;
●	We rely on contractual arrangements with the VIEs and their shareholders to exercise control over a significant part of our business, which may not be as effective as direct ownership in providing operational control; and
●	The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Doing Business in China

●	The mainland China government’s significant authority in regulating our operations could result in a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The mainland China government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs”;
●	Risks and uncertainties arising from the legal system in mainland China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in mainland China, could result in a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties”;
●	Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations”;
●	The filing with the CSRC or other requirements from the CSRC or other government authorities in mainland China may be required in connection with our offshore offerings under mainland China law, and, if required, we cannot predict whether or for how long we will be able to complete such filing or other required procedures. Any actions by the mainland China government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing with the CSRC or other requirements from the CSRC or other government authorities in mainland China may be required in connection with our offshore offerings under mainland China law, and, if required, we cannot predict whether or for how long we will be able to complete such filing or other required procedures”;
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections”; and
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The prohibition of trading in the ADSs, or the threat of the trading being prohibited, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The prohibition of trading in the ADSs, or the threat of the trading being prohibited, may materially and adversely affect the value of your investment.”

Risks Related to our ADSs

●	The delisting of our ADSs from the NYSE may continue to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted, or that once relisted, they will remain listed.;
●	The trading price of our ADSs has been and may continue to be volatile, which could result in substantial losses to investors; and
●	We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2023, and we will likely be a PFIC for the current taxable year and possibly for future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares.

Risks Related to Our Business

We have incurred significant losses and we may continue to experience losses in the future.

We have incurred significant losses in the past. In 2021, 2022 and 2023, we had net loss of RMB204.1 million, RMB134.3 million and RMB27.0 million (US$3.8 million), respectively, and loss from operations of RMB258.5 million, RMB152.0 million and RMB52.5 million (US$7.4 million), respectively. In addition, we had cash used in operations of RMB294.6 million and RMB154.6 million in 2021 and 2022, respectively, although we had cash received from operations of RMB4.3 million (US$0.6 million) in 2023. Our ability to achieve profitability depends in large part on our ability to manage our cost of promotion and acquisition, which accounted for 69.8%, 70.1% and 68.2% of our total revenues in 2021, 2022 and 2023, respectively. We intend to manage and further reduce our cost of promotion and acquisition as a proportion of our total revenues, but there can be no assurance that we will achieve this goal. Our ability to achieve profitability is also affected by our ability to grow total revenues, which was RMB805.0 million, RMB989.7 million and RMB1,069.4 million (US$150.6 million) in 2021, 2022 and 2023, respectively. The increase in total revenues from 2021 to 2022 was mainly attributable to the recovery of both recommendation services revenues, primarily driven by increase in credit card volume and increase in the number of loan applications and average fee per loan application on our platform, and revenues from marketing and other services, primarily driven by growth of our insurance brokerage services and initiatives of other new businesses. The increase in total revenues from 2022 to 2023 was mainly attributable to the increase in revenues from marketing and other services. We may not be able to continue to grow for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, declining of our overall market or industry, emergence of alternative business models and changes in rules, regulations, government policies or general economic conditions. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed, and we may continue to experience losses in the future.

Our limited operating history in the rapidly evolving online and mobile consumer market in China makes it difficult to evaluate our future prospects.

We have a limited operating history, which makes it difficult to evaluate our future prospects and ability to make profit. We launched our online platform with loan products recommendation services in the first quarter of 2012, and introduced credit card recommendation services in the third quarter of 2013. In the fourth quarter of 2019, we further diversified the types of financial products on our platform by introducing insurance products. We introduced our risk management services and solutions in the second quarter of 2015 and enriched our software as a service, or SaaS, solutions and provided system-based total solutions in 2019 and 2020, respectively. We expanded our footprints to outside of mainland China, including Hong Kong and Southeast Asia, starting in 2018. In the first quarter of 2021, we further expanded into non-financial product category by leveraging our integrated marketing solutions and recommendation capabilities. We operate in China’s online and mobile consumer market, which is rapidly evolving and may not develop as we anticipate. The business models of the players in this market continue to evolve. The regulatory framework governing the industry is also still evolving and will remain uncertain for the foreseeable future. Other participants in the industry, including users and financial service providers, may have difficulty distinguishing our platform, services and solutions from those of our competitors. As the industry and our business develop, we may modify our business model or change our platform, services and solutions. These changes may not achieve expected results and may have a material and adverse impact on our financial condition and results of operations.

You should consider our business and future annual report in light of the risks and challenges we may encounter in this rapidly evolving industry, including, among other things, our abilities to:

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

The majority of user traffic to our platform is generated from third-party channels, rather than from direct access to our mobile apps or website. We also leverage social network and social media platform as an effective and efficient tool for user acquisition. We introduced a cooperation system called Social Media and Partner Program in the third quarter of 2018, through which our users may register as our business partners to recommend the financial products on our platform to their social contacts through social network and social media platform and are rewarded according to our incentive policies. We have been continually acquiring new users through our Social Media and Partner Program since its inception, particularly in the recommendation of credit card products on our platform to new users. We may not be able to continue to promote our brand awareness and achieve widespread acceptance of our business model to increase direct access to our platform. We have incurred significant expenses on and devoted considerable resources to branding and marketing activities and user traffic acquisition, and we may continue to do so in the future. Our ability to convert user traffic to user base and retain that user base depends on users’ satisfaction with the quantity and quality of financial products offered by financial service providers and trust in the content on our platform. If we fail to meet these challenges, our business, financial performance and prospects will be materially and adversely affected.

Failure to maintain relationships with financial service providers or develop new ones may materially and adversely affect our business and results of operations.

Our relationship with financial service providers is crucial to our success. We generate substantially all of our revenues from services and solutions provided to financial service providers. Certain financial service providers have accounted for a significant portion of our revenues in the past. Revenues generated from the respective largest financial service providers in 2021, 2022 and 2023, each of which was joint-stock bank, accounted for 14%, 11% and 11% of our total revenues in the corresponding year. We work with these financial service providers at arm’s length and negotiate a cooperation agreement with them on an annual basis based on our business needs and market conditions. While we continually seek to diversify our financial service providers, there can be no assurance that the concentration will decrease in the future. Our ability to attract users to our platform and maintain and grow our user base depends on the quantity and quality of financial products offered by financial service providers on our platform. We also provide big data and system-based risk management services and integrated solutions to financial service providers, as well as cooperate with them to provide content on our platform and obtain data for our data analytical models. Our arrangements with our financial service providers are typically not exclusive, and they may have similar arrangements with our competitors. If financial service providers are dissatisfied with our services and solutions, they may terminate their relationships with us and switch to our competitors. Moreover, we have seen financial service providers increasingly rely on their own online and technology capabilities to serve online and mobile users in recent years. There can be no assurance that we can maintain good relationships with our existing financial service providers on commercially desirable terms, which may be impacted by changes in their internal policies as well. We may also fail to develop new relationships with additional financial service providers. As a result, our business, financial performance and prospects will be materially and adversely affected.

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

Uncertainties arising from regulatory changes relating to online consumer finance in mainland China could harm our business, financial condition and results of operations.

Our business or the businesses of our financial service providers may be subject to a variety of laws and regulations governing financial services in mainland China. In particular, the mainland China government’s regulatory framework governing the new and evolving online consumer finance market, which is the source of the transactions that our platform facilitates, is evolving and is subject to further change and interpretation. For example, on March 10, 2023, the Communist Party of China Central Committee and the State Council released a plan on reforming the party and state institutions, including a formation of the National Financial Regulatory Administration on the basis of the China Banking and Insurance Regulatory Commission, directly under the State Council to oversee the whole financial industry except securities. The National Financial Regulatory Administration was established on May 18, 2023. Certain functions of the People’s Bank of China and the CSRC have been transferred to the National Financial Regulatory Administration. Furthermore, the mainland China government may enhance the implementation of existing laws and regulations, and may also adopt a stringent regulatory framework for the online and mobile consumer market in the future, and impose specific requirements, including licensing requirements, on market participants. It may be costly for us to comply with applicable laws and regulations in mainland China. If our practice is deemed to violate any existing or future laws and regulations, we may face injunctions, including orders to cease illegal activities, and may be subject to other penalties as determined by the government authorities. Furthermore, a significant number of financial service providers on our platform operate in the online and mobile consumer market, and consequently, new government laws and regulations, stricter enforcement of existing laws and regulations or even speculation regarding such developments on our financial service providers may materially and adversely affect our business, financial condition and prospects. For more details of relevant laws and regulations, please also refer to “—If any financial product on our platform or the business practice of us or any of our financial service providers is deemed to violate any new or existing laws or regulations in mainland China, our business, reputation, financial condition and results of operations could be materially and adversely affected.”

Our business generates and processes a certain amount of data, and we are required to comply with laws and other applicable laws in mainland China relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

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

The regulatory and enforcement regime with regard to data security and data protection in mainland China is evolving and may be subject to changes. Moreover, different regulatory bodies in mainland China, including the Standing Committee of the National People’s Congress of China, the Ministry of Industry and Information Technology, the Cyberspace Administration of China, the Ministry of Public Security and the State Administration for Market Regulation, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Cybersecurity, Internet Information Security and Privacy Protection.” The following are examples of certain recent regulatory activities in this area in mainland China:

Data Security

●	In June 2021, the Standing Committee of the National People’s Congress of China promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the Cyberspace Administration of China, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. Pursuant to these measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that critical information infrastructure operators or network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority, and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime is subject to further clarification from regulators, and the government authorities in mainland China may have certain discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under mainland China law. If we are deemed to be a critical information infrastructure operator under the cybersecurity laws and regulations in mainland China, we may be subject to obligations in addition to what we have fulfilled under the cybersecurity laws and regulations in mainland China.
●	On July 7, 2022, the Cyberspace Administration of China promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which came into effect on September 1, 2022. These measures require a data processor providing data to overseas recipients and falling under any of the specified circumstances to apply for a security assessment of cross-border data transfer by the national cybersecurity authority through its local counterpart. On February 22, 2023, the Cyberspace Administration of China promulgated the Measures on the Standard Contract for Cross-border Transfer of Personal Information, which became effective on June 1, 2023. These measures require personal information processors providing personal information to overseas recipients by entering into standard contracts and falling under any of the specified circumstances to file with the local counterpart of the Cyberspace Administration of China within ten business days from the effective date of relevant standard contracts. Furthermore, on March 22, 2024, the Cyberspace Administration of China promulgated the Provisions on Promoting and Standardizing Cross-Border Data Transfer, which set forth the circumstances exempted from performing the security assessment or filing procedures for cross-border data transfer and further clarify the thresholds and scenarios for data processors to go through these procedures as stipulated under the aforementioned measures. However, substantial uncertainties still exist with respect to the interpretation and implementation of these measures in practice and how they will affect our business operation and the value of our securities.

Personal Information and Privacy

●	The Anti-Monopoly Guidelines for the Platform Economy Sector published by the Anti-Monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of user information through coercive means by online platforms operators.
●	In August 2021, the Standing Committee of the National People’s Congress of China promulgated the PRC Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of government authorities in mainland China and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the PRC Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the Cyberspace Administration of China, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Regulations on the Administration of Cyber Data Security (Draft for Comments) remain unclear on whether the requirements will be applicable to companies that are already listed in the United States. We cannot predict the impact of these measures or draft regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Regulations on the Administration of Cyber Data Security (Draft for Comments) mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the application stores, and materially and adversely affect our business and results of operations and significantly limit or completely hinder our ability to continue to offer securities to investors, maintain the trading of our securities in U.S. markets, or cause the value of our securities to significantly decline or become worthless. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the Cyberspace Administration of China on such basis.

In general, compliance with the existing laws and regulations in mainland China, as well as additional laws and regulations that mainland China regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, force us to change our business practices, adversely affect our business performance and the value of our securities, and subject us to negative publicity, which could harm our reputation and business operations. As of the date of this annual report, we have taken measures to protect cybersecurity, information security, data privacy and protection in material respects and we had not been subject to any fines or other material penalties from any competent regulatory authorities in mainland China related to cybersecurity, information security and data privacy and protection. Therefore, we believe we are compliant with the currently effective laws and regulations issued by the Cyberspace Administration of China related to cybersecurity, information security and data privacy and protection as mentioned above, to the extent applicable to us, in all material respects. However, there are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice, and therefore we cannot assure you that we, our subsidiaries in mainland China or the VIEs will comply with such laws and regulations in all respects and thus may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities, which may materially and adversely affect our business performance and the value of our securities.

In addition, regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. The European Union General Data Protection Regulation, which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. This regulation establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under this regulation for financial or non-financial losses. Although we do not conduct any business in the European Economic Area, in the event that residents of the European Economic Area access our platform and input protected information, we may become subject to the European Union General Data Protection Regulation.

Laws and regulations governing personal credit reporting businesses in mainland China are still at an initial stage and subject to further change and interpretation. If we are deemed to engage in a personal credit reporting business and violate any laws or regulations related to personal credit reporting businesses in mainland China, our business, financial condition, results of operations and prospects could be materially and adversely affected.

The mainland China government has adopted several regulations governing personal credit reporting businesses. According to the Administrative Regulations on the Credit Reporting Industry, which was promulgated by the State Council and became effective in 2013, “personal credit reporting business” means the activities of collecting, organizing, storing and processing “information related to the credit standing” of individuals as well as providing the information to others, and a “credit reporting agency” refers to a duly established agency whose primary business is credit reporting. These regulations, together with the Administrative Measures for Credit Reporting Agencies, which were promulgated by the People’s Bank of China and became effective in 2013, set forth qualification standards for entities conducting a credit reporting business in China, rules and requirements for credit reporting businesses and operating standards for credit reporting agencies. According to these regulations and measures, no entity may engage in personal credit reporting business without approval by the credit reporting industry regulatory department under the State Council. If any entity directly engages in personal credit reporting business without such approval, the entity is subject to penalties including suspension of business, confiscation of revenues related to personal credit reporting business, fines of RMB50,000 to RMB500,000 and criminal liabilities. In September 2021, the People’s Bank of China published the Administrative Measures on Credit Reporting Business, which took effect from January 2022 and provides that “information related to credit standing” refers to analysis and evaluation information used to identify basic information, loan information, and other related information for determining the credit status of enterprises and individuals as well as other information formed based on the foregoing information collected according to laws and for the purpose of providing services for financial and other activities and “credit reporting business” refers to the activities of collecting, sorting, storing, and processing the credit information of enterprises and individuals, and providing such information to the users. Entities engaging in personal credit reporting business shall obtain the personal credit reporting business licenses from the People’s Bank of China in accordance with law. The Administrative Measures on Credit Reporting Business also require, among other things, that the credit reporting agency shall report to the People’s Bank of China the information processors that collaborate with such credit reporting agency with respect to the collection, reviewing, processing and analyzing of the credit information. Separately, entities “actually providing credit reporting function services” in the name of “credit information service, credit service, credit evaluation, credit rating, credit repair, etc.” are also subject to the Administrative Measures on Credit Reporting Business. Any agency carrying out personal credit reporting business without the necessary permit should complete the rectification within eighteen months upon implementation of these measures.

We organize, process and analyze information provided by users and data provided by financial service providers and third-party data partners. This information and data contain certain personal information of users, a portion of which we may provide to financial service providers using our big data and system-based risk management services and solutions. Due to the lack of further interpretations of the current regulations governing personal credit reporting businesses, and the fact that there are still uncertainties regarding the interpretation and implementation of the Administrative Measures on Credit Reporting Business, the exact definition and scope of “information related to credit standing” and “personal credit reporting business” are still unclear. It is therefore uncertain whether we would be deemed to engage in personal credit reporting business because of our big data and system-based risk management services and, to a lesser extent our loan recommendation business. If the business conducted by us would be deemed by the regulatory authorities as the personal credit reporting business, we may be required to obtain a license for personal credit reporting business from the competent regulatory authorities or change our business model, pursue cooperation with the licensed credit reporting agencies within the prescribed time limit. If we cannot obtain the regulatory approval or find licensed credit reporting agencies to cooperate with in a timely manner, we may be deemed as violating the applicable laws and regulations of personal credit reporting services, which may subject us to penalties, including cessation of business operations, confiscation of illegal gains, fines, and even criminal liability, which may materially and adversely affect our business, financial conditions and results of operations. The People’s Bank of China, the credit reporting industry regulatory department under the State Council, granted in February 2018 and December 2020, respectively, personal credit reporting businesses licenses to two entities incorporated under the guidance of the People’s Bank of China, and we have been actively promoting our cooperation with these licensed credit reporting agencies and started to gradually migrate our business to the cooperation framework with licensed credit reporting agencies. We have migrated a substantial majority of our business to the cooperation framework with licensed credit reporting agencies by June 30, 2023, which is the end of eighteen-month transition period under the Administrative Measures on Credit Reporting Business, however, we did not complete all of such business adjustment within the aforementioned time limit, and as of the date of this annual report, we are still in the process of promoting such business adjustments. If the competent authorities find us to be in violation of the Administrative Measures on Credit Reporting Business, we may be subject to administrative penalties and/or suspension of the noncompliant business, which may adversely and materially affect our business, financial condition and results of operations. As of the date of this annual report, we have not been subject to any material fines or other penalties under any laws or regulations directly related to personal credit reporting business in mainland China. In addition, cooperation with licensed credit reporting agencies may be costly and result in additional expenses to us, which may affect our financial performance and results of operations. Besides, our business may also become subject to other rules and requirements related to credit reporting business, or new rules and requirements (including approval or license regime) promulgated by the authorities in the future. The existing and future rules and regulations may be costly for us to comply with, and we may not be able to obtain any required license or other regulatory approvals in a timely manner, or at all. If we are subject to penalties for any of the foregoing reasons, our business, financial condition, results of operations and prospects could be materially and adversely affected.

We provide recommendation services for financial service providers, which may constitute provision of intermediary service, and our agreements with these financial service providers may be deemed as intermediation contracts under the PRC Civil Code.

Under the PRC Civil Code, if an intermediary conceals any material fact intentionally or provides false information in connection with the conclusion of a proposed transaction, which results in harm to a client’s interests, the intermediary may not claim service fees and is liable for any damages caused. We provide recommendation services for financial service providers, which may constitute provision of intermediary service, and our agreements with these financial service providers may be deemed as intermediation contracts under the PRC Civil Code, as a consequence, if we intentionally conceal material information or provide false information to financial service providers, or if we fail to identify false information received from users or any third party and in turn provide such information to financial service providers, we could be held liable for damages caused to financial service providers as an intermediary pursuant to the PRC Civil Code. On the other hand, we should not assume any liability relating to possible disputes between financial service providers and users with respect to the financial products provided by the financial service providers to the users, solely on the basis of providing recommendations regarding such financial products, as long as we do not intentionally conceal any material fact or provide false information, and are not found at fault. However, due to the lack of detailed regulations and guidance in the area of financial product recommendation services and the possibility that the government authorities in mainland China may promulgate new laws and regulations regulating financial product recommendation services in the future, there are substantial uncertainties regarding the interpretation and application of current or future laws and regulations in mainland China for financial product recommendation services, and there can be no assurance that the mainland China government authority will share our views.

If any financial product on our platform or the business practice of us or any of our financial service providers is deemed to violate any new or existing laws or regulations in mainland China, our business, reputation, financial condition and results of operations could be materially and adversely affected.

Financial products and the businesses of our financial service providers are regulated in mainland China. We may be indirectly subject to financial regulations in mainland China as a result of the financial products on our platform and our services to and cooperation with financial service providers. On December 1, 2017, the Internet Finance Rectification Office and the Online Lending Rectification Office jointly issued the Notice on Regulating and Rectifying “Cash Loan” Business, and on December 8, 2017, the Online Lending Rectification Office issued the Notice on the Rectification and Inspection Acceptance of Risk of Online Lending Intermediaries, both of which outlined more specific requirements on financial service providers. In addition, in March 2018, the Internet Finance Rectification Office issued the Notice on Strengthening the Rectification of Asset Management through the Internet and Carrying on the Inspection and Acceptance, which outlines more strict and specific requirements on the practices of asset management business including wealth management plan, through the internet, such as requirement on obtaining necessary licenses, prohibition of the sale on an agency basis or provision of sale agency service in any disguised form, by any Internet platform of any asset management products provided by any financial asset exchange which is not in full compliance with applicable laws. If any financial product on our platform is deemed to violate any laws or regulations in mainland China, we may be liable for listing the product or assisting in offering the product on our platform, even if we are not its provider.

In September 2019, the General Office of the China Banking and Insurance Regulatory Commission issued the Notice on Addressing Banking and Insurance Institutions’ Irregularities against Consumer Rights and Interests, as most recently amended in June 2021, according to which banks shall explicitly require that their third-party cooperation partners shall stop misleading sales, inappropriate collection activities, or forcible tie-in sales, and shall not double-charge financial institutions and consumers for the same service or illegally access the personal information of customers. Furthermore, in July 2020, the China Banking and Insurance Regulatory Commission promulgated the Interim Measures for Administration of the Internet Loan by Commercial Banks, according to which banks shall meet the management requirements related to risk system management, risk data and model management, information technology risk management and loan management in their cooperation with third-party cooperation partners on internet loan business, and if banks recommend Internet loan products to the target customers through third-party cooperation partners, such banks are required to sufficiently disclose the lender, actual annual interest rate, annualized comprehensive capital cost, arrangement for repayment of principal and interest and other information in obvious positions to safeguard the rights of customers to be informed and to make choice on their own, and shall not deprive the consumers of their rights to express their wishes by means of check by default, forced bundling or others. In March 2023, the General Office of the China Banking and Insurance Regulatory Commission promulgated the Notice on the Special Rectification Action of Illegal Lending Intermediaries, according to which the mainland China authorities shall organize banking financial institutions under its supervision or management to carry out a special rectification investigation of illegal lending intermediaries, select key institutions to carry out on-site supervision and guidance, and guide institutions to standardize their cooperation with lending intermediaries. If the third-party agents that cooperated with us are found to be in violations of the laws and regulations in mainland China, they may be subject to administrative penalties. Some of the financial service providers on our platform are banks or their agents. If our cooperation with any of these banks or their agents fails to strictly comply with these three regulations mentioned above or any other applicable laws, the banks or their agents may not be allowed to continue their cooperation with us and consequently our business, financial condition and prospects may be materially and adversely affected. If any of our financial service providers or their agents is deemed to violate any laws or regulations in mainland China, we may be jointly liable due to the services or solutions we provide. We may have to remove financial products from our platform or terminate relationship with financial service providers or their agents. Although we have implemented internal control procedures reviewing and examining our financial service providers and their products on our platform to ensure their compliance with relevant provisions, including standards for onboarding financial service providers or their agents, examining their products and regular inspection throughout the cooperation process, as well as internal measures to deal with user complaints, as we have limited control over the financial products and the services provided by financial service providers or their agents, if any financial product on our platform is deemed to violate any laws, rules or regulations, or if we are deemed to have failed to duly perform the duty of care when screening the financial service providers or the products on our platform, we may face, among others, regulatory warnings, correction orders, condemnation, fines and criminal liability. As a result, our business, reputation, financial performance and prospects could be materially and adversely affected.

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

As an open platform, we have access to data from users, financial service providers and third-party data partners. We synthesize these multiple sources of data with our data modeling and analytics capability, which drives our product recommendation engine. The information on borrower credit risk available in China may be incomplete or unreliable. The People’s Bank of China has developed and put into use a national personal and corporate credit information database, which remains relatively underdeveloped. The information available to us, financial service providers and third-party data partners is limited. We cannot ensure the accuracy and timeliness of the various sources of data that we use. Low quality and inaccurate data could materially affect the accuracy and validity of our matching capability, services and solutions, which could adversely affect our reputation and financial performance.

We may not be able to detect or prevent misconduct committed by our employees or third parties.

Misconduct by our employees, such as unauthorized business transactions, bribery, corruption and breach of our internal policies and procedures, or by consultants or other third parties, such as breach of law, may be difficult to detect or prevent. Historically, we identified certain incidents of employee and third-party misconduct, in response to which we undertook internal review and remedial measures. Such misconduct could subject us to financial loss and sanctions imposed by governmental authorities while seriously damaging our reputation. This may also impair our ability to effectively attract prospective users, develop customer loyalty, obtain financing on favorable terms and conduct other business activities. Our risk management systems, information technology systems and internal control procedures are designed to monitor our operations and overall compliance. However, there can be no assurance we will be able to identify non-compliance or illegal activities promptly, or at all.

Fraudulent activities conducted through our platform or using the brand name of RONG360 could negatively impact our brand and reputation and cause the use of our platform to decrease.

We are subject to fraudulent activities on our platform or being perpetrated purportedly in the brand name of RONG360, sometimes through sophisticated schemes or collusion. Certain of our own employees may be corrupted and participate in fraudulent or otherwise illegal activities. Our resources, technologies, fraud detection tools and risk management system may be insufficient to accurately detect and timely prevent fraud and misconduct. For instance, it was found in 2020 that certain third parties were using telephone or social network communications to scam our users into wiring deposits or service fees by posing as RONG360 customer service or to trick users into scanning and downloading a counterfeit version of our RONG360 app, both of which may have imposed negative impact on our brand and reputation. Significant increases in the amount of fraudulent activities could negatively impact our brand and reputation, result in losses suffered by users and financial service providers, and reduce user access to and user activity on our platform. We may need to adopt additional measures to prevent and reduce fraud, which could increase our costs. We may be subject to future claims on fraudulent activities perpetrated in the brand name of RONG360, and may incur extra costs and expenses as a result. High profile fraudulent activities could even lead to regulatory intervention, and may divert our management’s attention and cause us to incur additional expenses and costs. If any of the foregoing were to occur, our reputation and financial performance could be materially and adversely affected.

If we fail to effectively manage our growth, our business and operating results could be harmed.

Our commitment to manage and grow our business requires significant management, operational and financial resources. We may encounter difficulties as we expand our operations, data and technology, sales and marketing and general and administrative functions. We expect our expenses to increase in the future as we acquire more users, launch new technology development projects and build additional technology infrastructure. Continued growth could also strain our ability to maintain the quality and reliability of our platform and services, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. Our expenses may grow faster than our revenues, and our expenses may be greater than we anticipate. We may expand into new product categories with which we lack familiarity and user data related to these products, making it more difficult for us to anticipate user demand and preferences and manage product and related financial service provider quality. We may also expand into new geographic areas where we do not have experience with local regulations or regulators or where local market conditions are unfavorable for our business model. Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, operating results and financial condition could be harmed.

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

We believe our future success depends on our ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled sales and marketing, technical, risk management and financial personnel is extremely intense in China. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In addition, we invest significant time and resources in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training new employees, and our ability to serve users and financial service providers could diminish, resulting in a material adverse effect on our business.

Any negative publicity with respect to us, our financial service providers or the industry in which we operate may materially and adversely affect our reputation, brand, business and results of operations.

Our brand and reputation are critical to our business and competitiveness. We operate our platform using the “RONG360” brand and tradename in China. Factors that are vital to our reputation include but are not limited to our abilities to:

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

Any negative publicity about the foregoing or other aspects of our company, including but not limited to our brand, management, business, legal compliance, financial condition or prospects, whether with merit or not, could severely compromise our reputation and harm our business and operating results. In addition, negative publicity with respect to our financial service providers or the industry in which we operate may materially and adversely affect our business and results of operations. In July 2019, the Ministry of Industry and Information Technology identified us as one of many internet companies that had instances of improper collection or use of personal information either without prior user consent or with misleading or unclear user consent and required us to rectify accordingly. In April 2023, we received another order to rectify from the competent authorities for similar reasons. We have taken necessary measures to rectify and improve our personal information and data protection system. These incidents attracted negative publicity with respect to our reputation and the “RONG360” brand. Such negative publicity may adversely affect our business and results of operations.

Our future growth depends on the further acceptance of the internet and particularly the mobile internet as an effective platform for disseminating financial products and content.

The internet, and particularly the mobile internet, has gained increased popularity in China as a platform for financial products and content. However, certain lenders, especially traditional financial institutions, and many users have limited experience in handling financial products and content online, and some users may have reservations about using online platforms. For example, users may not find online content to be reliable sources of financial product information. Some financial service providers may not believe online platforms are secure for risk assessment and credit management. Others may not find online platforms effective when promoting and providing their products and services, especially to targeted customers in lower-tier cities or rural areas. If we fail to educate users and financial service providers about the value of our platform and our services and solutions, our growth will be limited and our business, financial performance and prospects may be materially and adversely affected. The further acceptance of the internet and particularly the mobile internet as an effective and efficient platform for financial products and content is also affected by factors beyond our control, including negative publicity around online and mobile consumer finance and restrictive regulatory measures taken by the mainland China government. If online and mobile networks do not achieve adequate acceptance in the market, our growth prospects, results of operations and financial condition could be harmed.

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

In the event of a platform outage and physical data loss, the performance of our platform and solutions would be materially and adversely affected. The satisfactory performance, reliability and availability of our platform, solutions and underlying technology infrastructure are critical to our operations and reputation and our ability to retain existing and attract new users and financial service providers. Our system hardware is hosted in a leased facility located in Beijing that is operated by our IT staff. Starting in the first quarter of 2024, we have commenced transferring our online business from the leased facility to the cloud end to which we have exclusive access. We also maintain a real-time backup system in the same facility and a remote backup system at a separate facility also located in Beijing. Our operations depend on our ability to protect our systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events. If there is a lapse in service or damage to our leased facilities in Beijing, we could experience interruptions and delays in our service and may incur additional expense in arranging new facilities.

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

The massive volume of data that we process and store makes us or third-party service providers who host our servers an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect our database, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with users and financial service providers could be severely damaged, we could incur significant liability and our business and operations could be adversely affected. The PRC Cybersecurity Law, effective on June 1, 2017, stipulates that a network operator, including internet information services providers, must adopt technical measures and other necessary measures in accordance with applicable laws and regulations as well as compulsory national and industrial standards to safeguard the safety and stability of network operations, effectively respond to network security incidents, prevent illegal and criminal activities and maintain the integrity, confidentiality and availability of network data. While we have adopted comprehensive measures to comply with the applicable laws, regulations and standards, there can be no assurance that such measures will be effective. If we were found by the regulatory authorities to fail to comply with the PRC Cybersecurity Law, we would be subject to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, shutdown of our platform or even criminal liability, and our business, financial condition and results of operations would be adversely affected.

We may not be able to prevent others from making unauthorized use of our intellectual property.

We regard our software registrations, trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that (i) our application for the registration of trademarks and other intellectual property rights will be approved, (ii) any intellectual property rights will be adequately protected, or (iii) such intellectual property rights will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. For instance, we are using and will continue to use, or may need to use in the future, certain trademarks including the logo and character of “融 360” for our current and future business operations. The registration applications in the mainland China of such trademarks under category 36 (finance related) and category 42 (internet and computer related) were rejected by the Trademark Office of the State Administration for Industry and Commerce, and were further rejected by the Trademark Review Committee. We initiated administrative litigations thereafter against the Trademark Review Committee with respect to the aforesaid rejections of our trademark registration applications. We prevailed in one of these administrative litigations, but Beijing Qihoo Technology Co., Ltd., or Qihoo Technology, filed an appeal to the decision as a third party. We lost the other three administrative litigations and have appealed these decisions. In June 2021, we reached a settlement agreement with Qihoo Technology that both parties agreed to waive all procedural and substantial rights annexed to the controversial trademarks registered under the name of the counterparty, and agreed to withdraw the aforementioned lawsuits relating to such trademarks accordingly. Qihoo Technology agreed not to initiate any objection to our relevant registered trademarks including “RONG360” and “ ” under category 36 and mobile apps, and we agreed not to raise any objection or bring any challenge against Qihoo Technology for its registration and use of relevant 360 brand trademarks under category 36 and consent to the permanent coexistence of such trademarks with ours. There can be no assurance that we will successfully prevail or defend ourselves or reach a settlement to our satisfactory in other similar lawsuits or disputes in the future. In addition, as our business develops and expands, we may need to register other trademarks or intellectual property rights. If these trademarks or other intellectual property rights could not be registered, we may fail to prevent others from using these marks or other intellectual property rights, and our business, financial condition and results of operations may be materially and adversely affected. Furthermore, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

Intellectual property protection may not be sufficient in the jurisdictions in which we operate. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in mainland China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in additional costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not, or will not, infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed upon by our products, services or other aspects of our business but not to our knowledge. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in mainland China, the United States or other jurisdictions. For instance, in April 2019, Qihoo Technology filed a lawsuit in a court in Beijing against one of our subsidiaries in mainland China and a related party alleging that our use of RONG360 brand and tradename infringes upon its 360 trademark and constitutes unfair competition, and seeking various remedies from us. In June 2021, we reached a settlement agreement with Qihoo Technology, pursuant to which Qihoo Technology agreed to withdraw the lawsuit against us, waive all procedural and substantial rights annexed to the controversial trademarks registered by us, and agreed not to initiate any objection to our relevant registered trademarks including “RONG360” and “ ” under category 36 and mobile apps. However, there can be no assurance that we will successfully prevail or defend ourselves or reach a settlement to our satisfactory in other similar lawsuits or disputes in the future. For any third-party infringement claims brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of mainland China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in mainland China are still evolving, and we cannot assure you that courts or regulatory authorities in mainland China would agree with our analysis. If we were found to violate the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and financial performance may be materially and adversely affected.

We face risks associated with the Restructuring and the digital lending business operated by RONG360.

On July 31, 2018, RONG360 completed the share distribution of our ordinary shares held by it to the existing shareholders of RONG360 in proportion to RONG360’s shareholding structure, and thus completed the Restructuring to strengthen our positioning as an independent open platform. For more details, see “Item 4. Information on the Company—C. Organizational Structure.” If we are unable to enhance the quality of our platform after the Restructuring, our business, financial condition and results of operations would be materially and adversely affected.

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

Although the credit decisioning and risk management model of the digital lending business is separate and independent from the credit decisioning and risk management solutions of our business, if our users or financial service providers believe otherwise, they may lose confidence in our data analytical capabilities. We expect the digital lending business to be a financial service provider on our platform under an information service cooperation agreement on terms and conditions similar to those we have with third-party financial service providers. In addition, the digital lending business currently receives operational, administrative, human resources, legal, accounting and internal control support from us through a transitional services agreement. If our arrangements with the digital lending business or RONG360 are perceived by users or other financial service providers to be not on commercially reasonable terms, our reputation as an independent open platform may be damaged and our business and results of operations may be adversely affected. Furthermore, although RONG360 has its own separate senior management team, certain of our directors and executive officers continue to provide advisory and other services to RONG360. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for us and the digital lending business. Business opportunities may arise that both we and RONG360 find attractive, in which case we may need to compete with the digital lending business for those opportunities. In addition, we may compete with the digital lending business in the hiring of new employees, in particular with respect to credit decisioning and risk management related matters. We may not be able to resolve any potential conflicts which may have material adverse effect on our business.

We may be subject to liability associated with the advertisements on our platform.

As we generate a small portion of our revenues by providing advertising services to financial service providers, we are required to establish and continually improve a management system for such internet advertising activities. We are required to examine, review, verify and register the real identities, addresses and other valid contact and identity information of those who choose to place their advertisements on our platform on a regular basis. We must establish archives for the registration and verify and update the archives on a regular basis. Prior to publishing any advertisement, we are required to review its content against the advertising certificate and ensure the content matches the certificate. Furthermore, we must have personnel who are familiar with advertising regulations to review the advertisements. While we have a review procedure prior to publishing, we cannot guarantee that we can entirely eliminate advertisements with content that would be deemed inappropriate or misleading. If we are deemed to be in violation of law or regulations on advertising in mainland China, we may be subject to penalties, including suspension of publishing, confiscation of the revenues related to these advertisements, levying of fines and suspension or termination of our advertising service, any of which may adversely affect our business. Advertisements, which are not otherwise misleading, could be perceived as affecting the unbiased search results by our users and financial service providers. As a result, trust in our platform may be impaired and users may stop using our platform.

We may be held liable for information or content displayed on, retrieved from or linked to our platform, which may materially and adversely affect our business and operating results. The mainland China government has adopted regulations governing internet access and distribution of information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates laws and regulations in mainland China, impairs the national dignity of China, contains terrorism, extremism, content of force or brutality, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, the closure of the concerned websites and criminal liabilities. In the past, failure to comply with these requirements has resulted in the closure of certain websites. The website operator may also be held liable for the censored information displayed on or linked to the website.

In particular, the Ministry of Industry and Information Technology has published regulations that subject website operators to potential liability for content displayed on their websites and the actions of users and others using their systems, including liability for violations of laws and regulations in mainland China prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local internet service provider to block any internet website at its discretion. From time to time, the Ministry of Public Security has stopped the dissemination over the internet of information which it believes to be socially destabilizing. The State Secrecy Bureau is also authorized to block any website it deems to be leaking state secrets or failing to comply with the regulations relating to the protection of state secrets in the dissemination of online information. Furthermore, we are required to report any suspicious content to governmental authorities, and to undergo computer security inspections. If we fail to implement the safeguards against security breaches, our websites may be shut down and our business and ICP Licenses may be revoked.

According to the Administrative Provisions on Mobile Internet Applications Information Services which was promulgated by the Cyberspace Administration of China and last amended on August 1, 2022, providers of mobile apps shall be responsible for the information and content on display, and shall not generate or spread illegal information, and shall consciously prevent and resist illegal or harmful information. We must adopt such measures as warning, restricted release, suspension of updates and close of accounts, keep records, and report unlawful content to competent government authorities. The Administrative Provisions on Mobile Internet Applications Information Services also emphasize that mobile internet app providers shall implement the user real name system and comply with the provisions on the scope of necessary personal information when engaging in personal information processing activities, and mobile internet app providers shall establish and improve the whole process of data security management and establish a mechanism for the verification and management of information contents and perform the obligations of protecting data security and personal information. In addition, mobile internet app providers shall not compel users to agree to non-essential personal information collection for any reason, and are prohibited from banning users from their basic functional services due to the users’ refusal of providing non-essential personal information. We have implemented internal control procedures screening the information and content on our mobile apps to ensure compliance with these provisions. However, there can be no assurance that all the information or content displayed on, retrieved from or linked to our mobile apps complies with the requirements of the provisions at all times. If our mobile apps were found to violate the provisions, we may be subject to administrative penalties, including warning, service suspension or removal of our mobile apps from the mobile app store, which may materially and adversely affect our business and operating results.

In addition, the Administrative Measures for Financial Information Services, effective on February 1, 2019, set forth that the financial information service providers shall not produce, copy, publish or spread information that contains any of the following contents: (i) false financial information endangering national financial security or social stability, (ii) distorting national fiscal and monetary policies or financial management policies disrupting the economic orders or damaging national interests, (iii) instigating any other person to commit commercial fraud or economic crime causing any social impact, (iv) fabricating any event or news on the securities, funds, futures, foreign exchange and other financial markets, (v) publicizing financial products and services prohibited by the competent departments, and (vi) any other content prohibited by laws, regulations or rules. Furthermore, financial information service providers are required to formulate internal service standards including the content review standard. Due to the lack of detailed interpretations of such measures, there is still uncertainty as to whether we shall be deemed as financial information service provider regulated by such measures. On December 15, 2019, the Cyberspace Administration of China promulgated the Provisions on Ecological Governance of Network Information Content, which took effect on March 1, 2020. These provisions provide the requirements for the content producers of the network information, the service platforms for the network information and the users of the network information. In particular, these provisions classify the network information into the “encouraged category,” the “prohibited category” and the “prevented and resisted category.” The content producers of network information are encouraged to produce, copy and publish network information in the encouraged category, prohibited from producing, copying or publishing network information in the prohibited category, and shall take measures to prevent and resist the production, reproduction and publication of undesirable information in the prevented and resisted category. In addition, the service platforms for the network information shall strengthen the management of information content, and upon discovery of any prohibited information or prevented and resisted information, shall immediately take measures in accordance with the laws, keep records, and report the same to the competent authorities. A service platform for network information shall compile an annual report on the ecological governance of network information, which contains information on the ecological governance of network information, the performance of the person in charge of ecological governance of network information and social evaluation, etc. We have proactively implemented internal control policy screening the information and content on our website and mobile apps to ensure their compliance with the Administrative Measures for Financial Information Services and the Provisions on Ecological Governance of Network Information Content. However, there can be no assurance that all the information or content displayed on, retrieved from or linked to our website and mobile apps complies with the requirements of the provisions at all times. If we were deemed as violating the requirements under these two regulations or any other applicable laws and regulations, we may be subject to inquiries, public condemnation, rectification, or brought into the blacklist for the dishonest, or even subject to administrative penalties or criminal liabilities.

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

The insurance industry in China is still in an early stage of development, and insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain property insurance or product liability insurance. We maintain a directors and officers liability insurance policy for our directors and officers. We consider our insurance coverage to be reasonable in light of the nature of our business and the insurance products that are available in China and in line with the practices of other companies in the same industry of similar size in China, but we cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

If we fail to maintain an effective system of internal control over financial reporting, our ability to report our financial results accurately or to prevent fraud may be adversely affected, and investor confidence and the market price of the ADSs may be adversely affected.

The SEC adopted rules pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of its internal control over financial reporting.

As we are a “non-accelerated filer,” our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, we and our independent registered public accounting firm, in connection with the preparation and audit of our consolidated financial statements for the year ended 2022, identified one material weakness in our internal control over financial reporting as of December 31, 2022, in accordance with the standards established by the PCAOB of the United States. The material weakness previously identified related to the lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting policies and procedures, to address complex U.S. GAAP technical accounting issues, and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.

Following the identification of the material weakness, we have taken measures to remediate the material weakness. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2023 after the remediation. For details on these initiatives, please see “Item 15. Controls and Procedures—Remediation of the Material Weakness in Internal Control Over Financial Reporting Previously Reported.”

If we fail to maintain adequate and effective internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause our investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the price of our ADSs. Additionally, ineffective internal controls expose us to increased risk of fraud or misuse of corporate assets and subject us to regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.

Current and future investments in and acquisitions of assets, technologies and businesses may fail and may result in equity and earnings dilution and significant diversion of management attention.

We have and may further invest in or acquire assets, technologies and businesses that are complementary to our existing business. This may include opportunities to expand our service offerings and strengthen our technology infrastructure and data analytical capabilities. Our investments or acquisitions may not yield the results we expect. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets, significant diversion of management attention and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating investments and acquisitions, and integrating the acquired businesses into ours, may be significant, and the integration of acquired businesses may be disruptive to our existing business operations. In the event that our investments and acquisitions are not successful, our financial condition and results of operations may be materially and adversely affected. For example, in September 2019, the business of Databook Tech Ltd., its subsidiaries and variable interest entity, or collectively Databook, was suspended and an investigation was conducted against Databook and certain of its employees by competent authorities in relation to the compliance of information collection or use. The investigation concluded in January 2021. Certain employees of Databook have been charged with criminal liabilities; other than Databook, neither our company nor our directors or officers were involved. In June 2022, we entered into a series of agreements with other minority shareholders of Databook, as a result of which we became a minority shareholder of Databook and no longer have control over Databook. In addition, certain entities that we and one of the VIEs acquired to support our business growth in China and overseas were negatively impacted by the COVID-19 pandemic and their actual financial performance were significantly below the forecasts at acquisition, and the development of these businesses slowed down. As a result, we recorded an impairment for goodwill of nil, RMB10.2 million and nil attributable to such entities in 2021, 2022 and 2023, respectively. See also “—We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.” We may decide to dispose of underperforming entities, as a result of which revenues from our big data and system-based risk management services may further decrease.

We may face challenges in expanding our business and operations internationally and our ability to conduct business in international markets may be adversely affected by legal, regulatory, political and economic risks.

We face challenges and risks associated with expanding our business and operations globally into new geographic markets. New geographic markets may have competitive conditions, user preferences, and discretionary spending patterns that are more difficult to predict or satisfy than our existing markets. In certain markets, we have limited operating experience and may not benefit from any first-to-market advantages or otherwise succeed. We may also face protectionist policies that could, among other things, hinder our ability to execute our business strategies and put us at a competitive disadvantage relative to domestic companies. Local companies may have a substantial competitive advantage because of their greater understanding of, and focus on, the local users, as well as their more established local brand names, requiring us to build brand awareness in that market through greater investments in advertising and promotional activity. International expansion may also require significant capital investment, which could strain our resources and adversely impact current performance, while adding complexity to our current operations. We are subject to mainland China law in addition to the laws of the foreign countries in which we operate. If any of our overseas operations, or our associates or agents, violate such laws, we could become subject to sanctions or other penalties, which could negatively affect our reputation, business and operating results.

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

We may confront other challenges as we enter new business domains. Our lack of familiarity with the new products and services and lack of user data relating to these products and services may make it more difficult for us to anticipate user demand and preferences. It may also make it more difficult for us to on-board, monitor and supervise new financial service providers and non-financial service providers and we may experience more customer complaints about them and their products and face costly investigations or litigation as a result of offering the products on our platform, which would harm our brand and reputation as well as our financial performance. New business domains may also subject us to new complex regulations to comply with, higher compliance costs and serious consequences in cases of non-compliance. Furthermore, we may not have much bargaining power in new categories of financial and non-financial products and services and we may not be able to negotiate favorable terms with financial service providers and non-financial service providers. We may need to price aggressively to gain market share or remain competitive in new product service categories. It may be difficult for us to achieve profitability in the new financial and non-financial product service categories and our profit margin, if any, may be lower than we anticipate, which would adversely affect our overall profitability and results of operations. We cannot assure you that we will be able to address these new challenges and continue to provide exceptional quality services. If we are not able to solve these issues, we may not be able to compete effectively. We cannot assure you that we will be able to recoup our investments in introducing these new businesses and service offerings.

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

The COVID-19 pandemic had a severe and negative impact on the Chinese and global economy. Even before the outbreak of COVID-19, the global macroeconomic environment had been facing challenges. The growth of the Chinese economy has gradually slowed down in recent years and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The war in Ukraine and the imposition of broad economic sanctions on Russia have raised energy prices and disrupted global markets. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa. There have also been concerns on the relationship between China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their businesses or withdrawing their investments in China and, thus, exiting the China market, and other economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our customers may reduce or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers. In addition, to the extent we offer credit to any customer and the customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from the customer.

We and certain of our directors and officers were named as defendants in certain putative shareholder class action lawsuits and may in the future become involved in additional lawsuits, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

In May 2022, our settlement with plaintiffs in a putative securities class action was finally approved by a court order, according to which our insurance company paid an aggregate amount of US$7.5 million. In August 2023, our motion to dismiss all claims brought by plaintiffs in another putative securities class action was granted by the court and the case was closed. For more details of these lawsuits, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” We cannot assure you that we or our directors and officers will not be sued or otherwise involved in other lawsuits in the future. Any adverse outcome of any future lawsuits could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from future lawsuits. Any litigation process may incur significant expenses and divert management’s attention from the day-to-day operations of our company, which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

We have entered into indemnification agreements with our current and former directors and officers, and our articles of association require us, to the fullest extent permitted by Cayman Islands law, to indemnify each of our directors and officers who is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director or officer of our company. Pursuant to our articles of association and the Cayman Islands law, our directors shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such indemnified person’s own dishonesty, willful default or fraud, in or about the conduct of our business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. Although we maintain insurance coverage in amounts and with deductibles that we believe are appropriate for our operations, our insurance coverage may not cover all claims that may be brought against us or our current and former directors and officers, and insurance coverage may not continue to be available to us at a reasonable cost. As a result, we may be exposed to substantial uninsured liabilities, including pursuant to our indemnification obligations, which could materially and adversely affect our business, prospects, results of operations and financial condition.

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

For example, the COVID-19 global pandemic resulted in global economic distress and a severe impact on China’s economy. Our business and results of operations were also affected. The COVID-19 pandemic may continue to have an impact on our business, financial condition and results of operations. For example, the financial services providers on our platform still need time to recover from the economic effects of the pandemic, which is, to a large extent, contingent on the recovery of consumer confidence in the post-COVID era.

Risks Related to Our Corporate Structure

If the mainland China government deems that our contractual arrangements with the VIEs do not comply with mainland China regulatory restrictions on foreign investment in relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of internet-based businesses, such as distribution of online information, is subject to restrictions under current laws and regulations in mainland China. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider which is engaged in internet information provision business like us in accordance with the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2021 version), which was promulgated on December 27, 2021 and took effect on January 1, 2022, and other applicable laws and regulations. We are a Cayman Islands exempted company with no equity ownership in the VIEs and our subsidiaries in mainland China are considered foreign-invested enterprises. To comply with laws and regulations in mainland China, we conduct operations or may conduct certain other operations subject to foreign investment restrictions or prohibitions in mainland China through the VIEs, and we have entered into a series of contractual arrangements with the VIEs and their shareholders, which are not equivalent to equity ownership in the business of the VIEs. Despite the lack of equity ownership, as a result of these contractual arrangements, we are deemed the primary beneficiary of the VIEs for accounting purposes, which is not akin to a parent-subsidiary relationship, and we consolidate the VIEs in accordance with U.S. GAAP as required by ASC Topic 810, Consolidation. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” Holders of our ADSs hold equity interest in Jianpu Technology Inc., our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIEs. If the mainland China government deems that our contractual arrangements with the VIEs do not comply with mainland China regulatory restrictions on foreign investment in relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties, forced to relinquish our interests in those operations or required to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledge of the VIEs, which in turn would affect our ability to consolidate the VIEs in accordance with U.S. GAAP, which contributed to 22.5% of our revenues (excluding inter-company revenues) in 2023, and thus would have a material effect on our operations and result in the value of the securities diminishing substantially. Our shares may decline in value if we are unable to assert our contractual control rights over the assets of our subsidiaries in mainland China and the VIEs that conduct all or substantially all of our operations. Our holding company in the Cayman Islands, the VIEs and our investors face uncertainty about potential future actions by the mainland China government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group.

In the opinion of Fangda Partners, our PRC legal counsel, (i) the ownership structure of our wholly foreign owned subsidiaries and the VIEs in mainland China does not result in any violation of laws and regulations currently in effect in mainland China, and (ii) the contractual arrangements between our wholly foreign owned subsidiaries, the VIEs and the shareholders of the VIEs that are governed by mainland China law are valid, binding and enforceable, and do not result in any violation of laws or regulations currently in effect in mainland China. However, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules in mainland China, and there can be no assurance that the regulatory authorities and courts in mainland China will take a view that is consistent with the opinion of our PRC legal counsel.

On March 15, 2019, the National People’s Congress approved the PRC Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the PRC Foreign Investment Law to further clarify and elaborate on the PRC Foreign Investment Law. The PRC Foreign Investment Law and its implementing rules both took effect on January 1, 2020, which do not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. Uncertainties still exist in relation to their interpretation and implementation, and it is still unclear how the PRC Foreign Investment Law and its implementing rules would affect the structure and business operations of the VIEs. See “—Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law, and its implementing rules and other foreign investment related regulations and how they may impact our business, financial condition and results of operation.”

If the ownership structure, contractual arrangements and businesses of our subsidiaries in mainland China or the VIEs are found to be in violation of any existing or future laws or regulations in mainland China, or our subsidiaries in mainland China or the VIEs fail to obtain or maintain any of the required permits or approvals, the regulatory authorities in mainland China would have certain discretion to take actions in dealing with such violations or failures, including:

●	revoking the business licenses and/or operating licenses of such entities;
●	shutting down our servers or blocking our website, or discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our subsidiaries in mainland China and the VIEs;
●	imposing fines, confiscating the income from our subsidiaries in mainland China or the VIEs, or imposing other requirements with which we or the VIEs may not be able to comply;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledge of the VIEs, which in turn would affect our ability to consolidate the VIEs in accordance with U.S. GAAP; or
●	restricting or prohibiting our use of the proceeds of our offerings to finance our business and operations in China, and taking other regulatory or enforcement actions that could have adverse impacts on our business.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. In addition, new laws, regulations, and rules in mainland China may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements. If any of these occurrences results in our inability to direct the activities of the VIEs that most significantly impact their economic performance, and/or our failure to receive the economic benefits from the VIEs, we may not be able to consolidate the entities in our consolidated financial statements in accordance with U.S. GAAP, which could materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value.

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

RDD is 40% owned by the appointed family member of our chief executive officer, Mr. Daqing (David) Ye, 40% owned by Mr. Jiayan Lu, who is our director and co-founder, and 20% owned by Mr. Caofeng Liu, who is our director, chief technology officer and co-founder. Owners of the other VIEs include Jianpu’s employees, family members of our co-founders, one affiliate to our co-founder and an investment holding company controlled by the founder of an acquired subsidiary. They may have potential conflicts of interest with us. These shareholders may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to effectively control the VIEs and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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

Under applicable laws and regulations in mainland China, arrangements and transactions among related parties may be subject to audit or challenge by the tax authorities in mainland China within ten years after the taxable year when the transactions are conducted. The PRC Enterprise Income Tax Law requires every enterprise in mainland China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the tax authorities in mainland China determine that the contractual arrangements between our wholly foreign owned subsidiaries, the VIEs, and shareholders of the VIEs were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable laws, rules and regulations in mainland China, and adjust the income of the VIEs in the form of a transfer pricing adjustment.

A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs for mainland China tax purposes, which could in turn increase their tax liabilities without reducing the tax expenses of certain of their subsidiaries in mainland China. In addition, if our subsidiaries in mainland China request the shareholders of the VIEs to transfer their equity interest in such VIEs at nominal or no value pursuant to the contractual agreements, such transfer could be viewed as a gift and subject the subsidiaries in mainland China to income tax of mainland China. Furthermore, the tax authorities in mainland China may impose late payment fees and other penalties on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIEs’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by the VIEs that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with the VIEs, these entities hold certain assets that are material to the operation of our business. If any of the VIEs goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we and the VIEs may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the VIEs may not, in any manner, sell, transfer, mortgage or dispose of its assets or legal or beneficial interests in the business without our prior consent. If any of the VIEs undergoes a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in China

The mainland China government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in China. Our operations in China are governed by laws and regulations in mainland China. The mainland China government has significant oversight and discretion over the conduct of our business, and it may intervene or influence our operations, as the government deems appropriate to advance regulatory and societal goals and policy positions. The mainland China government has published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Therefore, our investors and our business face potential uncertainty from actions taken by the mainland China government affecting our business.

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

The mainland China government may promulgate laws, rules and regulations that may impose additional and significant obligations and liabilities on overseas public China-based companies regarding data security, cross-border data flow, and compliance with mainland China’s securities laws. See also “—Risks Related to Our Business—Our business generates and processes a certain amount of data, and we are required to comply with laws and other applicable laws in mainland China relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.” It is uncertain whether or how these new laws, rules and regulations and the interpretation and implementation thereof may affect us, but among other things, our ability and the ability of our subsidiaries to obtain external financing through the issuance of equity securities overseas could be negatively affected.

Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. A substantial portion of productive assets in China is still owned by the government. In addition, the mainland China government continues to play a significant role in regulating industry development by imposing industrial policies.

The mainland China government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The mainland China government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations.

The filing with the CSRC or other requirements from the CSRC or other government authorities in mainland China may be required in connection with our offshore offerings under mainland China law, and, if required, we cannot predict whether or for how long we will be able to complete such filing or other required procedures.

On July 6, 2021, the government authorities in mainland China issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, which took effect from March 31, 2023, requiring Chinese domestic companies’ overseas offerings and listings of equity securities be filed with the CSRC. These measures clarify the scope of overseas offerings and listings by Chinese domestic companies which are subject to the filing and reporting requirements thereunder, and provide, among other things, that Chinese domestic companies that have already directly or indirectly offered and listed securities in overseas markets prior to the effectiveness of these measures shall fulfil their filing obligations and report required information to the CSRC within three working days after conducting a follow-on securities offering, and follow the reporting requirements within three working days upon the occurrence and public disclosure of any specified circumstances provided thereunder, including (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; (iv) voluntary or mandatory delisting. In addition, where there is any material change in the main business of an issuer after its overseas offering and listing beyond the scope of business stated in the filing documents, such issuer shall follow the reporting requirements within three working days after occurrence of the changes. In connection with our delisting in March 2024 from the NYSE (see “Item 4. Information on the Company—A. History and Development of the Company”), we have completed our reporting procedures with the CSRC as required by the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies. Uncertainties still exist regarding the interpretation, implementation and enforcement of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies. In connection with our future overseas offering or listing activities, we cannot assure that we can accomplish the required filings or other regulatory procedures in a timely manner, or at all.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval or other procedures from the CSRC or other regulatory authorities, including the cybersecurity review under the Cybersecurity Review Measures and the draft of Regulations on the Administration of Cyber Data Security, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such required procedures and any such approval or required procedures could be rescinded or rejected. Any failure to obtain or delay in obtaining the approval or completing the filing or other regulatory procedures for our offshore offerings, or a rescission of any such approval or filing or other regulatory procedures if obtained by us, would subject us to penalties by the CSRC or other regulatory authorities in mainland China. These regulatory authorities may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from our offshore offerings into mainland China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our securities. The CSRC or other regulatory authorities in mainland China also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, any uncertainties or negative publicity regarding such regulatory requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our securities.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The prohibition of trading in the ADSs, or the threat of the trading being prohibited, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023.

On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditor. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate was due to a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Furthermore, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC or any other foreign jurisdiction. If authorities in the PRC or another foreign jurisdiction were to take a position at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, and if such lack of inspection were to extend for the requisite period of time under the HFCAA, our securities will be prohibited from being traded on U.S. markets. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with the prohibition of trading in our ADSs would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law, and its implementing rules and other foreign investment related regulations and how they may impact our business, financial condition and results of operations.

The variable interest entity structure has been adopted by many China-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in mainland China. The Ministry of Commerce published a discussion draft of the proposed PRC Foreign Investment Law in January 2015, according to which, variable interest entities that are controlled via contractual arrangements would also be deemed as foreign-invested entities, if they are ultimately “controlled” by foreign investors. In March 2019, the PRC National People’s Congress promulgated the PRC Foreign Investment Law, and in December 2019, the State Council promulgated its implementing rules to further clarify and elaborate on the PRC Foreign Investment Law. The PRC Foreign Investment Law and its implementing rules both became effective from January 1, 2020. Pursuant to the PRC Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in mainland China, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in mainland China solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within mainland China, (iii) foreign investors investing in new projects in mainland China solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The PRC Foreign Investment Law and its implementing rules do not introduce the concept of “control” in determining whether a company would be considered as a foreign-invested enterprise, nor do they explicitly provide whether the variable interest entity structure would be deemed as a method of foreign investment. However, the PRC Foreign Investment Law has a catch-all provision that includes into the definition of “foreign investments” made by foreign investors in mainland China in other methods as specified in laws, administrative regulations, or as stipulated by the State Council, and as the government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the PRC Foreign Investment Law, the possibility cannot be ruled out that the concept of “control” as stated in the discussion draft of the proposed PRC Foreign Investment Law in January 2015 may be embodied in, or the variable interest entity structure adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules. Furthermore, on December 19, 2020, the National Development and Reform Commission and the Ministry of Commerce promulgated the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under these measures, investments in military, national defense-related areas or in locations in proximity to military facilities, or investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, IT, Internet products and services, financial services and technology sectors, are required to be approved by designated governmental authorities in advance. Although the term “investment through other means” is not clearly defined under the Foreign Investment Security Review Measures, we cannot rule out the possibility that control through contractual arrangement may be regarded as a form of actual control and therefore require approval from the competent governmental authority. As of the date of this annual report, uncertainties still exist with respect to its interpretation and implementation. Accordingly, there are substantial uncertainties as to whether the VIE structure may be deemed as a method of foreign investment in the future. If the consolidated VIEs were deemed as foreign-invested enterprises under any of such future laws, regulations and rules, and any of the businesses that we or the VIEs operate would be in the “negative list” for foreign investment and therefore be subject to foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect our business, financial condition and results of operations. Furthermore, if foreign investment related laws, administrative regulations or rules change in the future, we may need to take further actions with respect to our existing contractual arrangements for the purpose of having better operational control on the VIEs; however, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or other regulatory compliance challenges could materially and adversely affect our current corporate structure, business, financial condition and results of operations.

We may be adversely affected by the complexity and changes in mainland China’s regulation of internet-related businesses and companies and other businesses we and the VIEs are or will be engaged in.

The mainland China government extensively regulates the internet industry, including foreign ownership and the licensing and permit requirements for companies in the internet industry. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Foreign Investment” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Value-Added Telecommunications Services.” These laws and regulations are evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

Due to the restriction of foreign investment in businesses providing value-added telecommunications services in mainland China, including internet information provision services, we rely on the contractual arrangements with RDD, one of the VIEs, to provide such services. RDD has obtained an ICP License. Any challenge to the validity of these arrangements may significantly disrupt our business, subject us to sanctions, compromise enforceability of our contractual arrangements, or have other adverse effects on us. It is uncertain if the VIEs will be required to obtain a separate operating license in addition to the value-added telecommunications business operating licenses for internet content provision services.

Although we believe that we or the VIEs are not explicitly required to obtain a separate license for our mobile applications, there can be no assurance that we or the VIEs will not be required to apply for such license in the future.

The interpretation and application of existing laws, regulations and policies and possible new laws, regulations or policies of mainland China relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in mainland China, including our business. For instance, on August 1, 2019, the General Office of the State Council promulgated the Guiding Opinions on Promoting the Well-regulated and Sound Development of the Platform Economy, which provide that the market access management and the operational and post-operational supervision of the financial business of internet platforms involving financial services shall be subject to laws and regulations. Establishment of financial institutions, operation of financial activities, provision of financial information intermediary and transaction matching services shall be subject to entry administration according to the laws. Due to the lack of further interpretations of these guiding opinions, it is uncertain whether we will be deemed as providing “financial information intermediary and transaction matching services” as prescribed thereunder and be subject to entry administration. Therefore, we cannot assure you that we and the VIEs have obtained all the permits or licenses required for conducting our business in mainland China or will be able to maintain our existing licenses or obtain new ones, and we cannot assure you that we and the VIEs will not be required in the future by the governmental authorities to obtain other approvals or licenses. If we or the VIEs were required to obtain any new approval or license, we or the VIEs may not be able to obtain such license or approval in a timely manner, or at all.

As a platform, we have been continually improving and innovating products, services and solutions to better empower our users and enable financial service providers. For instance, we launched our Social Media and Partner Program in the third quarter of 2018, within which we introduced a cooperation system with our users who may register as our business partners in carrying out the financial product recommendation services on our platform (see “Item 4. Information on the Company—B. Business Overview—Our Open Platform—Our Users—Marketing and User Acquisition”). We leveraged our integrated marketing solutions and recommendation capabilities to expand into non-financial product category starting in the first quarter of 2021. Given the complexity, uncertainties and changes in mainland China regulations, and that we have limited control over our users and financial service providers on our platform and may not be able to effectively monitor their activities, so we cannot assure you that our practices or the activities of our users and financial service providers will not be deemed to violate any existing or future laws, regulations or policies. If any of our practices or the activities of our users and financial service providers is deemed to violate any existing or future laws, regulations or policies, we may be ordered to cease such activities, and may be subject to other penalties as determined by the government authorities, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

In addition, we started to operate insurance brokerage business through Shanghai Anguo Insurance Brokerage Co., Ltd. since the fourth quarter of 2019. The insurance brokerage business is a highly regulated industry in mainland China, and the regulatory regime continues to evolve. The National Financial Regulatory Administration has extensive authority to supervise and regulate the insurance industry in mainland China and has been enhancing its supervision over this industry in recent years. New laws, regulations and regulatory requirements have been promulgated and implemented from time to time in this industry. We face challenges brought by these new laws, regulations and regulatory requirements, as well as significant uncertainties in the interpretation and application thereof. We might be required to spend significant time and resources in order to comply with any material changes in the regulatory environment, which could trigger significant changes to the competitive landscape of our insurance brokerage business and we may lose some or all of our competitive advantages during this process. Moreover, the National Financial Regulatory Administration and its local branches may conduct various examinations and inspections on our insurance brokerage business operations from time to time, which could cover a broad range of aspects, including financial reporting, tax reporting, internal control and compliance with applicable laws, rules and regulations. If any non-compliance incidents in our insurance brokerage business operation are identified, we may be required to take certain rectification measures in accordance with applicable laws and regulations, or we may be subject to other administrative penalties. If our insurance brokerage license is revoked due to any non-compliance, we would not be able to continue to carry out our insurance brokerage business, and our business and financial condition would be materially and adversely affected.

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

Under laws and regulations in mainland China, we are permitted to utilize the proceeds from our offerings to fund our subsidiaries in mainland China by making loans to or additional capital contributions to our subsidiaries in mainland China, subject to applicable government registration and approval requirements. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Exchange—Regulation on Foreign Currency Exchange.” These laws and regulations in mainland China may significantly limit our ability to use Renminbi converted from the net proceeds of our offerings to fund the establishment of new entities in China by our subsidiaries in mainland China, to invest in or acquire any other companies in mainland China through our subsidiaries in mainland China, or to establish new variable interest entities in China. Moreover, we cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our subsidiaries in mainland China or future capital contributions by us to our subsidiaries in mainland China. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our operations in mainland China may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The mainland China government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. Under existing mainland China foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenditures such as the repayment of loans denominated in foreign currencies. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Exchange—Regulation on Foreign Currency Exchange.”

Since 2016, the mainland China government has tightened its foreign exchange policies again and stepped up scrutiny of major outbound capital movement. More restrictions and a substantial vetting process have been put in place by the SAFE to regulate cross-border transactions falling under the capital account. The mainland China government may also restrict access in the future to foreign currencies for current account transactions, at its discretion. We receive substantially all of our revenues in Renminbi. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Mainland China regulations relating to offshore investment activities by mainland China residents may limit the ability of our subsidiaries in mainland China to increase their registered capital or distribute profits to us or otherwise expose us or our mainland China resident beneficial owners to liability and penalties under mainland China law.

The SAFE requires mainland China residents or entities to register with the SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such mainland China residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes certain material events. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Exchange—Regulations on Foreign Exchange Registration of Overseas Investment by Mainland China Residents.”

If our shareholders who are mainland China residents or entities do not complete their registration with the local SAFE branches, our subsidiaries in mainland China may be prohibited from distributing their profits and any proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our subsidiaries in mainland China. Moreover, failure to comply with the SAFE registration requirements could result in liability under mainland China laws for evading applicable foreign exchange restrictions. All of the shareholders who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being mainland China residents have completed the initial foreign exchange registrations.

However, we may not be informed of the identities of all the mainland China residents or entities holding direct or indirect interests in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are mainland China residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our subsidiaries in mainland China, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit the ability of our subsidiaries in mainland China to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

The M&A Rules and certain other mainland China regulations establish required procedures for some acquisitions of mainland China companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of laws and regulations in mainland China have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the PRC Anti-Monopoly Law itself, these include the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six mainland China regulatory agencies in 2006, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated in 2011. These laws and regulations impose requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a mainland China domestic enterprise. In addition, the PRC Anti-Monopoly Law requires that the anti-monopoly enforcement agency be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the regulations to complete such transactions could be time consuming, and any required approval processes, including approvals from the anti-monopoly enforcement agency or the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Any failure to comply with mainland China regulations regarding the registration requirements for employee stock incentive plans may subject the mainland China plan participants or us to fines and other legal or administrative sanctions.

Under SAFE regulations, mainland China residents who participate in a stock incentive plan in an overseas public company are required to register with SAFE or its local branches and complete certain other procedures. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Stock Incentive Plans.” We and our mainland China resident directors, employees and consultants who participate in our share incentive plans are subject to these regulations. If we or any of these mainland China resident directors, employees and consultants fail to comply with these regulations, we or such directors, employees and consultants may be subject to fines and other legal or administrative sanctions. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under mainland China law.

If we are classified as a mainland China resident enterprise for mainland China income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with a “de facto management body” within mainland China is considered a mainland China resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued a circular, which provides certain specific criteria for determining whether the “de facto management body” of a mainland China-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by mainland China enterprises or mainland China enterprise groups, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to this circular, an offshore incorporated enterprise controlled by a mainland China enterprise or a mainland China enterprise group will be regarded as a mainland China tax resident by virtue of having its “de facto management body” in China and will be subject to mainland China enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the senior management team in charge of day-to-day operation is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.

We believe that none of our entities outside of mainland China is a mainland China resident enterprise for mainland China tax purposes. However, the tax resident status of an enterprise is subject to determination by the tax authorities in mainland China and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the tax authorities in mainland China determine that we are a mainland China resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with mainland China enterprise income tax reporting obligations. In addition, gains realized on the sale or other disposition of our ADSs or Class A ordinary shares may be subject to mainland China tax, at a rate of 10% in the case of non-mainland China enterprises or 20% in the case of non-mainland China individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from mainland China sources. It is unclear whether non-mainland China shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and mainland China in the event that we are treated as a mainland China resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.

We may not be able to obtain certain benefits under the tax arrangement for dividends paid by our subsidiaries in mainland China to us through our Hong Kong subsidiaries.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our subsidiaries in mainland China to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a mainland China “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with mainland China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise is the beneficial owner of the dividends and owns no less than 25% of a mainland China enterprise. The State Administration of Taxation promulgated a circular in February 2018, which became effective from April 2018 and stipulates that in determining whether a non-resident enterprise has the status as a beneficial owner, comprehensive analysis shall be conducted based on the factors listed therein and the actual circumstances of the specific case shall be taken into consideration. Specifically, it expressly excludes an agent or a designated payee from being considered as a “beneficial owner”. Furthermore, the Announcement of the State Taxation Administration on Issuing the Measures for Non-resident Taxpayers’ Enjoyment of Treaty Benefits, which became effective in January 2020, requires non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file reports and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other tax rules and regulations. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—Mainland China.” We do not have any present plan to have our subsidiaries to distribute their earnings overseas, and we intend to retain most, if not all, of our available funds and any future earnings in China to operate and expand our business within mainland China. Accordingly, we did not record any withholding tax on the retained earnings of our subsidiaries in mainland China as of December 31, 2021, 2022 and 2023. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the tax authority or we will be able to complete the necessary filings with the tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to any dividends to be paid by our subsidiaries in mainland China to our Hong Kong subsidiaries.

We and our shareholders face uncertainty with respect to indirect transfers of equity interests in mainland China resident enterprises, assets attributed to a mainland China establishment of a non-mainland China company or immovable properties located in China owned by non-mainland China companies.

In February 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7. In October, 2017, SAT issued the Bulletin of SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or the SAT Bulletin 37, which became effective on December 1, 2017 and repealed certain rules stipulated SAT Bulletin 7. The Bulletin 37 further details and clarifies the tax withholding methods in respect of income of non-resident enterprises. Pursuant to the applicable laws and regulations, an “indirect transfer” of assets, including equity interests in a mainland China resident enterprise, by non-mainland China resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if the arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of mainland China enterprise income tax. As a result, gains derived from the indirect transfer may be subject to mainland China enterprise income tax. According to SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in mainland China resident enterprises. Gains derived from the transfer of mainland China taxable assets by a direct holder that is a non-mainland China resident enterprise is subject to mainland China enterprise income taxes. When determining whether an arrangement has a “reasonable commercial purpose”, the following factors are considered: whether the value of the equity interest of the offshore enterprise is mainly derived from PRC taxable assets; whether the assets of the offshore enterprise mainly consist of direct or indirect investment in China; whether the income of the offshore enterprise is mainly generated from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding mainland China taxable assets have real commercial nature as evidenced by actual function and risk exposure; for how long the existing business model and organizational structure of the offshore enterprise has existed; the replicability of the arrangement by direct transfer of mainland China taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. Gains derived from an indirect offshore transfer of assets of a mainland China establishment or place of business are to be included in the enterprise income tax filing of mainland China establishment or place of business, and are subject to a mainland China enterprise income tax rate of 25%. In case of a transfer of immovable properties located in China or of equity investments in a mainland China resident enterprise, which is not related to a mainland China establishment or place of business of a non-resident enterprise, a mainland China enterprise income tax rate of 10% applies, subject to available preferential tax treatment under applicable tax treaties or similar arrangements. The party who is obligated to pay for the transfer has the withholding obligation with respect to the transfer. Where the payor fails to withhold sufficient tax, the transferor is required to declare and pay such tax to the tax authority by itself. Where a transferor fails to declare and pay such tax, the tax authority may require it to pay during a specified period, and the transferor shall declare and pay such tax during the period determined by the tax authority; and where the transferor declares and pays tax on its own initiative before the specified period expires, it shall be deemed to have paid such tax as scheduled. SAT Bulletin 7 does not apply to sales of shares by investors through a public stock exchange if the shares were acquired by the investors through a public stock exchange.

We face uncertainties as to the application of SAT Bulletin 37 and SAT Bulletin 7, including reporting and other obligations with respect to certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. We may be subject to filing obligations or taxed as the transferor, or subject to withholding obligations as the transferee, in the transactions. For transfer of our shares by investors that are non-mainland China resident enterprises, our subsidiaries in mainland China may be requested to assist in filings under SAT Bulletin 7. We may be required to allocate valuable resources to comply with SAT Bulletin 37 and SAT Bulletin 7, to request the transferors from whom we purchase taxable assets to comply with these rules, or to establish that we should not be taxed under these rules, which may have a material adverse effect on our financial condition and results of operations.

Our shareholders may face difficulties in protecting their interests, and the ability of our shareholders and the U.S. authorities to bring actions against us may be limited in the foreign jurisdictions where we operate.

Subject to jurisdictional limitations and various other factors, the ability of U.S. authorities to investigate and bring enforcement actions against companies may be limited in certain foreign jurisdictions, including mainland China. For example, in mainland China, there are certain legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside mainland China. According to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of mainland China. In addition, on February 24, 2023, the CSRC and several other mainland China authorities promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, which provides that where an overseas securities regulator and a competent overseas authority requests to inspect, investigate or collect evidence from a mainland China domestic company concerning overseas offering and listing, or to inspect, investigate, or collect evidence from the mainland China domestic securities companies and securities service providers that provide services for such mainland China domestic companies, such inspection, investigation and evidence collection shall be conducted under a cross-border regulatory cooperation mechanism, and the CSRC or other competent authorities in mainland China will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanisms. The mainland China domestic company, securities companies and securities service providers shall first obtain approval from the CSRC or other competent authorities in mainland China before cooperating with the inspection and investigation by the overseas securities regulator or competent overseas authority, or providing documents and materials requested in such inspection and investigation. Accordingly, without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. As such, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China and the potential obstacles for information provision may further increase difficulties you face in protecting your interests. See also “—Risks Related to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.”

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under mainland China law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the market regulation administrative authorities in mainland China.

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

Litigation and negative publicity involving China-based companies whose securities are traded in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of our ADSs.

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

Risks Related to Our ADSs

The delisting of our ADSs from the NYSE may continue to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted, or that once relisted, they will remain listed.

On February 20, 2024, we were notified by the NYSE that the staff of NYSE Regulation had determined to commence proceedings to delist our ADSs from the NYSE pursuant to Section 802.01B of the NYSE’s Listed Company Manual. Our ADSs have been quoted on the OTC Pink after the NYSE suspended the trading of our ADSs on February 20, 2024 and are currently traded under the symbol “AIJTY.” On March 5, 2024, the NYSE notified the SEC of its intention to remove our ADSs from listing and registration on the NYSE, effective March 18, 2024. The delisting of our ADSs from the NYSE has had a material adverse effect on us by, among other things, causing investors to dispose of our ADSs and limiting:

●	the liquidity of our ADSs;
●	the market price of our ADSs;
●	the number of institutional and other investors that will consider investing in our ADSs;
●	the availability of information concerning the trading prices and volume of our ADSs;
●	the number of broker-dealers willing to execute trades in our ADSs; and
●	our ability to obtain equity or debt financing for the continuation of our operations.

The lack of an active trading market may limit the liquidity of an investment in our ADSs, meaning you may not be able to sell our ADSs you own at times, or at prices, attractive to you. Any of these factors may materially and adversely affect the price of our ADSs.

The trading price of our ADSs has been and may continue to be volatile, which could result in substantial losses to investors.

Since delisting from the NYSE, our ADSs have been quoted on the OTC Pink. The OTC Market is a significantly more limited market than the NYSE. The quotation of our ADSs on the OTC Market may result in a less liquid market available for existing and potential shareholders to trade our ADSs, could depress the trading price of our ADSs, and could have a long-term adverse impact on our ability to raise capital in the future.

For the period from January 1, 2023 to February 20, 2024, the date when the trading in our ADSs was suspended on the NYSE, the closing trading prices of our ADSs ranged from US$0.38 to US$2.09 per ADS. Since NYSE’s trading suspension on February 20, 2024, the closing trading prices of our ADSs quoted from the OTC Market ranged from US$0.13 to US$0.65 per ADS up to the date of this annual report.

The trading price of our ADSs may continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China whose securities are traded in the United States. The securities of some of these companies have experienced significant volatility, including price declines in connection with their IPOs. The trading performances of these mainland China companies’ securities after their offerings may affect the attitudes of investors toward mainland China companies with securities traded in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings and cash flow;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new services and expansions by us or our competitors;
●	announcements of new policies, rules or regulations relating to the internet or the financial services industry in China;
●	changes in financial estimates by securities analysts;
●	financial projections that we may provide and changes to these projections;
●	detrimental adverse publicity about us, our services, our competitors or our industry;
●	announcements of new regulations, rules or policies that apply to our business;
●	additions or departures of key personnel;
●	our share repurchase programs;
●	litigation, government investigation or other legal or regulatory proceedings;
●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	sales of additional ADSs in the public market or other equity-linked securities, or the perception of these events;
●	general economic or political conditions in China or elsewhere in the world.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2023, and we will likely be a PFIC for the current taxable year and possibly for future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Based on the nature and composition of our assets (in particular, the retention of substantial amounts of cash and deposits), and the market price of our ADSs and Class A ordinary shares, we believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2023, and we will likely be a PFIC for the current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies whose securities are traded in the United States that have a substantial majority of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

We may be the subject of unfavorable allegations made by short sellers in the future. Any such allegations may be followed by periods of instability in the market price of our common shares and ADSs and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the short seller by principles of freedom of speech, applicable federal or state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholders’ equity, and the value of any investment in our ADSs could be greatly reduced or rendered worthless.

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

On July 31, 2018, RONG360 completed the share distribution of our ordinary shares held by it to the existing shareholders of RONG360 in proportion to RONG360’s shareholding structure, and thus completed the Restructuring to strengthen our positioning as an independent open platform. As of February 29, 2024, Mr. Daqing (David) Ye, Mr. Jiayan Lu and Mr. Caofeng Liu beneficially owned our Class B ordinary shares and together held approximately 67.2% of the aggregate voting power of our company. As a result of the dual-class share structure and the concentration of ownership, holders of our Class B ordinary shares have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. We may incur share-based compensation expenses as a result of adopting this dual-class share structure. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. In addition, we may incur share-based compensation expenses as a result of adopting this dual-class share structure.

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our ADSs and could diminish our cash reserves.

In January 2024, our board of directors authorized a share repurchase program, under which we may repurchase up to US$3 million of the ADSs or Class A ordinary shares for the next 12 months. As of March 31, 2024, our company had repurchased an aggregate of 129,882 ADSs for a total cost of approximately US$97.7 thousand. Our board of directors may in the future authorize additional share repurchase programs. We cannot guarantee that any share repurchase program authorized by our board of directors will be fully consummated or will enhance long-term shareholder value. Share repurchase programs could affect the price of our ADSs and increase volatility and may be suspended or terminated, which may result in a decrease in the trading price of our ADSs. The implementation of a share repurchase program could also diminish our cash reserves.

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

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act of the Cayman Islands, as amended, or the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are governed by the memorandum and articles of association of the Company, the Companies Act and the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands (as compared to the U.S. laws) as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands (except for those decisions handed down from the Judicial Committee of the Privy Council to the extent that these have been appealed from the Cayman Islands courts). The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, if shareholders want to proceed against us outside of the Cayman Islands, they will need to demonstrate that they have standing to initiate a shareholder derivative action in a federal court of the United States. With respect to Cayman Islands companies, plaintiffs may face special obstacles, including, but not limited to, those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States. The Cayman Islands courts are also unlikely to recognize or enforce against us judgments of the United States courts based on certain civil liability provisions of securities laws of the United States, or to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of securities laws of the United States that are penal in nature. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the Cayman Islands courts will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

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

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. For example, as a Cayman Islands exempted company, we are not obliged to hold an annual general meeting pursuant to our currently effective memorandum and articles of association nor under the Companies Act of the Cayman Islands. Furthermore, as we are not currently listed on any stock exchange, we are not subject to any listing rules or listing standards. To the extent that we continue to follow the NYSE corporate governance listing standards that were previously applicable to us, we may stop following any or all of those listing standards at any time at the discretion of our board of directors or management, as the case may be. As a result, our shareholders may be afforded less protection than they otherwise would under the corporate governance standards applicable to U.S. domestic issuers.

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

Because we are a foreign private issuer under the Securities Exchange Act of 1934, as amended, or the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year and comply with other reporting obligations applicable to us. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

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

We commenced our operations in 2011, when Beijing Rongshiji Information Technology Co., Ltd. was established in preparation for the launch of our platform. Mr. Daqing (David) Ye, the chairman of our board of directors and our chief executive officer, Mr. Jiayan Lu, our director, Mr. Caofeng Liu, our director and chief technology officer, and Mr. Chenchao Zhuang are our co-founders.

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

We began operating our platform by introducing loan recommendation services in the first quarter of 2012. We introduced credit card recommendation services in the third quarter of 2013. We introduced our risk management services and solutions in the second quarter of 2015 and developed our SaaS-based end-to-end solutions in 2016.

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

On November 16, 2017, our ADSs commenced trading on the NYSE under the symbol “JT.” We raised approximately US$204.9 million (approximately equivalent to RMB1,358.0 million) in net proceeds from the issuance of new shares from the IPO and concurrent private placements after deducting underwriting commissions and the offering expenses payable by us. On October 30, 2020, we changed the ratio of ADSs to Class A ordinary shares from two ADSs to five Class A ordinary shares to one ADS to 20 Class A ordinary shares, or the ADS Ratio. Except as otherwise indicated, all ADS and per ADS data in this annual report give retroactive effect to the ADS Ratio of one ADS to 20 Class A ordinary shares.

On July 31, 2018, RONG360 completed the share distribution of our ordinary shares held by it to the existing shareholders of RONG360 in proportion to RONG360’s shareholding structure, and thus completed the Restructuring to strengthen our positioning as an independent open platform.

From 2018 until now, we have set up and acquired several subsidiaries and variable interest entities to support our business growth in China and overseas. We introduced our insurance brokerage business after completing the acquisition of an insurance brokerage license at the end of 2019. Through the acquisition of 50.5% of equity interests in Newsky Wisdom Treasure (Beijing) Co., Ltd., or Newsky Wisdom, in 2020, we have been providing system-based total solutions to our financial service providers. During the second quarter of 2023, we transferred 35.5% shares in Newsky Wisdomto to its founder and consequently became a minority shareholder of Newsky Wisdom. Furthermore, in August 2023, we entered into another share transfer agreement with a third-party buyer to sell our remaining 15% equity interests in Newsky Wisdom, which was completed in late October 2023. In addition, we acquired majority of equity interest in a Hong Kong-based independent digital media platform in 2019 and secured three registrations in respect of financial marketplace, credit scoring and verification technology in Indonesia in 2020 and 2021. We also leveraged our integrated marketing solutions and recommendation capabilities to expand into non-financial product category starting in the first quarter of 2021. For more details, see “Item 4. Information on the Company—C. Organizational Structure.”

On February 20, 2024, we were notified by the NYSE that the staff of NYSE Regulation had determined to commence proceedings to delist our ADSs from the NYSE pursuant to Section 802.01B of the NYSE’s Listed Company Manual. Trading in our ADSs was suspended immediately on the NYSE. On March 5, 2024, the NYSE notified the SEC of its intention to remove our ADSs from listing and registration on the NYSE, effective March 18, 2024. Our ADSs have been quoted on the OTC Pink after the NYSE suspended the trading of our ADSs, currently under the symbol “AIJTY.”

Our principal executive offices are located at 5F Times Cyber Building, 19 South Haidian Road, Haidian District, Beijing, People’s Republic of China. Our telephone number at this address is +86-10-6242-7068. Our registered office in the Cayman Islands is located at the offices of Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite #5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands. We maintain our web site at ir.jianpu.ai.

All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov.

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

As an open platform, we have access to data from users, financial service providers and third-party data partners with their respective consent. Our data analytics and proprietary technology enable us to conduct extensive analysis and offer valuable services to both users and financial service providers. These capabilities drive product recommendations for users and support credit analysis, credit underwriting, fraud detection and prevention for financial service providers. Our proprietary technology enables us to match users with the appropriate financial products and to help financial service providers better target and serve users. We have been continually improving our advanced matching capability by leveraging artificial intelligence (AI), data science and analytics, cloud computing, machine learning and other technologies.

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

As of December 31, 2023, we have also cooperated with more than 50 credit card issuers that accept online applications in China, including certain state-owned banks, joint-stock banks, and city and urban commercial banks. Our credit card recommendation services revenue is generally determined on a cost-per-success basis, where the success is most often defined as the issuance of a credit card and in other cases by the completion of an application or the first usage of a credit card, depending on the issuer’s policy. Our credit card recommendation services revenue accounted for 37.5% of our total revenues for 2023, and our credit card volume in 2023, which is our measure of the number of credit cards we generated revenues from, was approximately 3.5 million as of December 31, 2023.

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

Loan products

We launched our platform with loan recommendation services in the first quarter of 2012. The majority of loan products on our platform are consumer loans, covering a wide variety of personal consumptive needs and other personal expenses. We also have small and medium enterprises (SMEs) loans which are primarily applied for general business purposes for small businesses, such as starting up or expanding their operations, purchasing inventory or meeting day-to-day expenses.

We have cooperated with a large and diversified group of financial service providers directly, including banks, consumer finance companies and other licensed financial institutions, or indirectly through their authorized partners, agents and/or sales representatives in China.

Towards the end of 2019, we began to offer loan recommendation services in Southeast Asia. We applied our successful experiences and mature business model in China to the overseas market and have cooperated with an aggregate of approximately 40 financial services providers since the launch of our loan recommendation services until the end of 2023.

We primarily generate our revenue from fees that we charge financial service providers for recommendation services for loan products on a cost-per-action basis, where the action is generally determined by a user’s completion of a loan application on our platform. We also had a portion of loan recommendation services revenue recorded based on a pre-agreed percentage of loan principal amount underwritten by the financial service providers.

Insurance products

To diversify the financial product categories on our platform, we introduced insurance brokerage services under the brand name Anguo Insurance Brokerage after completing the acquisition of a licensed insurance brokerage company in China in the fourth quarter of 2019. We have a team of experienced insurance brokers and distribute a wide range of insurance products underwritten by insurance companies we cooperate with. The insurance products we distribute can be categorized into two major categories: life and health insurance products, and non-life insurance products. In 2023, revenue generated from our insurance brokerage services accounted for 7.3% of our total revenues.

We, together with the individual brokers registered on our platform, distribute insurance products underwritten by insurance companies operating in China to our users. We have an extensive independent insurance product distribution network with approximately 2,000 brokers in 14 provinces in China as of December 31, 2023. We do not assume underwriting risks for the insurance products we distribute. We are compensated for our services by commissions paid by insurance companies, typically based on a percentage of the premium paid by the insured.

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

We leverage social networks and social media platforms as a tool for user acquisition and engagement. We introduced a cooperation system called Social Media and Partner Program in the third quarter of 2018, through which our users may register as our business partners to recommend the financial products on our platform to their social contacts through social network and social media platform, and are rewarded according to our incentive policies.

Starting in the first quarter of 2021, we leveraged our integrated marketing solutions and recommendation capabilities to expand into non-financial product category. The revenue of marketing and other services grew by 48.4% from RMB161.0 million in 2022 to RMB238.9 million (US$33.6 million) in 2023.

Content

Our platform provides rich and professional content to our users as a way of driving user engagement and cultivating user loyalty. We have a wealth of information on a wide range of financial products on our platform and we empower users to compare and contrast different products within and across product categories. We also provide a variety of third-party information on the subjects of personal finances, wealth management, financial planning, fraud prevention and consumer rights protection. In addition, we have a dedicated team that creates additional content for our platform that is used by academic institutions, industry experts and government bodies. For example, we have issued a series of reports and analyses related to mortgages, consumer loans, the consumer finance industry, etc. Content is available in a number of forms including short videos, Vlogs, cartoons, online articles and offline booklets and handouts, and we distribute our content through a third-party syndicated content network that includes CCTV, Xinhua Finance, ChinaNews, People’s Daily Online, Yahoo Finance, etc., as well as Tencent’s Weixin social media platform, Kwai’s video platform, ByteDance’s news and short video platform. We believe that our content library attracts both existing and potential users to our platform and complements our other channels for attracting user traffic.

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

We have established a very strong cooperative relationship with credit card issuing banks. As of December 31, 2023, we have worked with more than 50 credit card issuers that accept online applications in China, including state-owned banks, joint-stock banks and city and urban commercial banks. Since 2018, we have also broadened and diversified our credit card partners network to include more of the banks’ local branches and authorized partners. With years of experiences in loan recommendation services, we have attracted diversified financial service providers offering loan products, including banks, consumer finance companies, micro-loan companies and other licensed financial institutions, as well as their agents and/or sales representatives. The types of insurance products available on our platform include life insurance and non-life insurance.

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

Risk management services and solutions

We introduced our risk management services and solutions in 2015. We leverage our big data technology to provide one-stop, cost-effective and diversified risk management services and solutions to financial service providers. Through collaborations with users, financial service providers and third-party data partners, we have authorized access to a wide variety of information.

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

We have sales and business development personnel based at our headquarters in Beijing, at our regional offices in Shanghai and Shenzhen and eleven tier-2 cities in China. The sales and business development personnel at our regional offices focus on catering and understanding local market requirements, which helps the other teams at our headquarters remain abreast of developments with financial service providers in different regions in China. This allows our sales and business development team to work closely with the research and development team and operations team at our headquarters to maintain a coherent sales and business development strategy.

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

Compliance and user privacy protection. We have consistently strived to comply with data protection laws and regulations in mainland China and engage in data encryption and safe storage for our user privacy protection. We have been certified by the Zhuoxin (Advanced Information Security) Big Data Program led by the China Academy of Information and Communication Technology, which is poised to establish a comprehensive data governance ecosystem and helps enterprises step up their data security capabilities. Our big data and risk management service platform has been recognized at the third level of the cybersecurity protection system. In addition, we have set up a dedicated unit of security professionals, and in order to safeguard the security and reliability of data in service, we have built a full spectrum of cybersecurity operations throughout physical security, network security, server security, application security, data security and security policy. We have always adopted stringent management measures and technology-powered mechanisms throughout the entire data life cycle to ensure data security and compliance.

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

We are a standing member of the National Internet Finance Association of China, the Beijing Internet Finance Association and the Zhongguancun Internet Finance Association and the Zhongguancun Modern Information Consumer Application Industry Technology Alliance. We are also a member of the Payment and Clearing Association of China, the Internet Society of China, the Shenzhen Internet Finance Association, the Beijing Communication Industry Association, the Beijing Zhongguancun High-Tech Enterprises Association and the Shanghai Foreign Investment Association. We have also received various awards in recognition of our business, such as the prestigious “2021 Top 10 Fintech Innovation Award” awarded by The Chinese Banker, the “Specialized Accreditation of Big Data Platform Security” in 2021, and the Data Security Compliance Best Practices Award in 2022 awarded by the China Academy of Information and Communications Technology under the Ministry of Industry and Information Technology, the “Innovation and Entrepreneurship Practice Award” in 2022 awarded at the Harvard Business Review Ram Charan Management Practice Awards, the “2023 Beijing Software Core Competitiveness Enterprise (Market Application Type)” awarded by Beijing Software and Information Services Industry Association and the “2023 ESG Sustainable Development Innovation Pioneer Enterprise” awarded by South Metropolis Daily.

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

Seasonality

Historically, our revenue and operating results have fluctuated in the past from quarter to quarter due in part to seasonal variations in demand for financial products. Typically, our revenue is lowest in the first quarter of the year, in part due to the reduced level of borrowing activities during the Chinese New Year holiday, and highest in the fourth quarter of the year. However, our revenue and operating results in 2023 demonstrated a deviation from the seasonal patterns observed in previous years. The macroeconomic environment in 2023 led to a notable shift, alleviating the impacts of these seasonal trends on our operations. While our past performance was marked by seasonal variations, the unique economic conditions of 2023 have resulted in a more uniform distribution of demand across the year. As a result, the previous seasonal trends may no longer provide a reliable indicator for our future operating results.

Intellectual Property

We seek to protect our technology, including our proprietary technology infrastructure and core software system, through a combination of copyrights, trade secrets, trademarks and confidentiality agreements. As of December 31, 2023, we hold or otherwise have legal right to use 228 registered copyrights for software or work of art, 213 registered domain names, including rong360.com, and 101 registered trademarks, including “Rong360.”

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

Insurance

We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain property insurance, product liability insurance or key-man insurance. We maintain a directors and officers liability insurance policy for our directors and officers. We consider our insurance coverage to be reasonable in light of the nature of our business and the insurance products that are available in China and in line with the practices of other companies in the same industry of similar size in China.

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

Cybersecurity and Internet security in mainland China is also regulated and restricted from a national security standpoint. On July 1, 2015, the National People’s Congress Standing Committee promulgated the PRC National Security Law, which took effect on the same day. According to the PRC National Security Law, the state shall ensure that the information system and data in important areas are secure and controllable. In addition, according to the PRC National Security Law, the state shall establish national security review and supervision institutions and mechanisms, and conduct national security reviews of key technologies and IT products and services that affect or may affect national security. There are uncertainties on how the PRC National Security Law will be implemented in practice.

The PRC Cybersecurity Law, which was promulgated in November 2016 and took effect on June 1, 2017, requires a network operator, including internet information services providers among others, to adopt technical measures and other necessary measures in accordance with applicable laws and regulations as well as compulsory national and industrial standards to safeguard the safety and stability of network operations, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The PRC Cybersecurity Law emphasizes that any individuals and organizations that use networks must not endanger network security or use networks to engage in unlawful activities such as those endangering national security, economic order and the social order or infringing the reputation, privacy, intellectual property rights and other lawful rights and interests of others. The PRC Cybersecurity Law has also reaffirmed certain basic principles and requirements on personal information protection previously specified in other existing laws and regulations, including those described above. Any violation of the provisions and requirements under the PRC Cybersecurity Law may subject an internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. Furthermore, on September 12, 2022, the Cyberspace Administration of China released the Draft Amendment to the PRC Cybersecurity Law, which enhances the legal liability for violations of the current PRC Cybersecurity Law, integrates and unifies the penalties for violations of network operation security protection obligations, critical information infrastructure security protection obligations and personal information protection obligations. Since such amendment was released only for soliciting public comments at this stage, uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation.

On November 15, 2018, the Cyberspace Administration of China issued the Provisions on Security Assessment of the Internet Information Services with Public Opinion Attributes or Social Mobilization Capacity, which came into effect on November 30, 2018. The provisions require internet services providers to conduct security assessments on their internet information services if their services include functions that provide channels for the public to express opinions or have the capability of mobilizing the public to engage in specific activities. Internet services providers must conduct an assessment on, among other things, the legality of new technology involved in the services and the effectiveness of security risk prevention measures, and file the assessment report with the local competent cyberspace administration authority and public security authority.

On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The PRC Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used, and appropriate level of protection measures is required to be taken for the respective categories of data, for example, the processor of important data shall designate the personnel and management institution responsible for the data security, carry out risk assessment for its data processing activities and file the risk assessment report with the competent authorities. In addition, the PRC Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information.

On July 30, 2021, the State Council promulgated the Security Protection Regulations for Critical Information Infrastructures, which took effect on September 1, 2021 and provide that “critical information infrastructures” refer to those including important network facilities and information systems involved in important industries and fields such as public communication and information services, energy, transportation, water conservancy, finance, public services, e-government, national defense related science and technology industry, and other important industries and those which may seriously endanger national security, national economy and people’s livelihood and public interests if they are damaged, malfunctioned, or if data leakage occurs. Pursuant to these regulations, the competent authorities and supervision and management departments of the abovementioned important industries and fields, being the protection departments, are responsible for formulating the rules on identifying the critical information infrastructures and organizing to identify such critical information infrastructures in the related industries and fields, taking into account the factors including (i) the importance of the network facilities, information systems, etc., to the critical and core businesses in this industry and field; (ii) the degree of damage that may be caused by such network facilities, information systems, etc., if they are destroyed, malfunctioned, or data leakage occurs; (iii) the influence on other industries and fields. In addition, the regulations further require the operators of critical information infrastructures, among others, (i) to report to the competent protection authorities in a timely manner when the identification result may be affected due to material changes in the critical information infrastructure; (ii) to plan, construct or put into use the security protection measures and the critical information infrastructure simultaneously; and (iii) to report to the competent protection authorities in a timely manner in the event of merger, division or dissolution, and deal with critical information infrastructure as required by the competent protection authorities. In addition, the regulations reiterate that the operators of critical information infrastructures shall give priority to purchasing secure and credible network products and services, and if purchasing such network products and services may affect national security, they shall pass a security review in accordance with the network security regulations. Operators in violation of the regulations may be ordered to rectify, subject to warnings, fines and other administrative penalties or even criminal liabilities, and the directly responsible personnel in charge may also be imposed on fines or other liabilities.

On December 28, 2021, the Cyberspace Administration of China, together with certain other mainland China governmental authorities, promulgated the Cybersecurity Review Measures, which took effect from February 15, 2022. Pursuant to these measures, the purchase of network products and services by an operator of critical information infrastructure or the data processing activities of a network platform operator that affect or may affect national security will be subject to a cybersecurity review. In addition, any online platform operator possessing over one million users’ individual information must apply for a cybersecurity review before listing abroad. The competent authorities may also initiate a cybersecurity review against the operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security.

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

To apply for a cybersecurity review, the operators shall submit (i) an application letter, (ii) a report to analyze the impact or the potential impact on national security, (iii) purchase documents, agreements, the draft contracts, and the draft application documents for the initial public offering or similar activity, and (iv) other necessary materials. If the Cybersecurity Review Office deems it necessary to conduct a cybersecurity review, it should complete a preliminary review within 30 business days from the issuance of a written notice to the operator, or 45 business days for complicated cases. Upon the completion of a preliminary review, the Cybersecurity Review Office shall reach a review conclusion suggestion and send the review conclusion suggestion to the members for the cybersecurity review mechanism and competent authorities for their comments. These authorities shall issue a written reply within 15 business days from the receipt of the review conclusion suggestion. If the Cybersecurity Review Office and these authorities reach a consensus, then the Cybersecurity Review Office shall inform the operator in writing, otherwise, the case will go through a special review procedure. The special review procedure should be completed within 90 business days, or longer for complicated cases.

On July 7, 2022, the Measures for the Security Assessment of Cross-Border Data Transfer were promulgated by the Cyberspace Administration of China, which require that any data processor providing important data collected and generated during operations within mainland China or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. On February 22, 2023, the Cyberspace Administration of China promulgated the Measures on the Standard Contract for Cross-border Transfer of Personal Information, which became effective on June 1, 2023. These measures require personal information processors providing personal information to overseas recipients by entering into standard contracts and falling under any of the specified circumstances to file with the local counterpart of the Cyberspace Administration of China within ten business days from the effective date of relevant standard contracts. Furthermore, on March 22, 2024, the Cyberspace Administration of China promulgated the Provisions on Promoting and Standardizing Cross-Border Data Transfer, which set forth the circumstances exempted from performing the security assessment or filing procedures for cross-border data transfer and further clarify the thresholds and scenarios for data processors to go through these procedures as stipulated under the aforementioned measures. However, substantial uncertainties still exist with respect to the interpretation and implementation of these measures in practice and how they will affect our business operation and the value of our securities. Furthermore, on November 14, 2021, the Cyberspace Administration of China published a discussion draft of Regulations on the Administration of Cyber Data Security for public comment, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. The draft also provides that operators of large internet platforms that set up headquarters, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities. In addition, the draft also requires that data processors processing important data or going public overseas shall conduct an annual data security assessment or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of the Cyberspace Administration of China before January 31 each year. As of the date of this annual report, the abovementioned draft has not been formally adopted, and substantial uncertainties exist with respect to its enactment timetable, final content, interpretation and implementation. Under the Several Provisions on Regulating the Market Order of Internet Information Services issued by the Ministry of Industry and Information Technology in 2011, an internet information service provider may not collect any personal information on a user or provide any such information to third parties without the user’s consent. It must expressly inform the user of the method, content and purpose of the collection and processing of such user’s personal information and may only collect information to the extent necessary to provide its services. An internet information service provider is also required to properly maintain users’ personal information, and in case of any leak or likely leak of such information, it must take immediate remedial measures and, in the event of a serious leak, report to the telecommunications regulatory authority immediately.

Pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the Ministry of Industry and Information Technology in 2013, any collection and use of a user’s personal information must be subject to the consent of the user, be legal, rational and necessary and be limited to specified purposes, methods and scopes. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens issued in 2013 and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations. In addition, according to the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues concerning the Application of the Law in Handling Criminal Cases Involving Crimes of Illegally Using the Information Network or Providing Aid for Criminal Activities regarding Information Network issued on October 21, 2019 and taking effect on November 1, 2019, a violator refusing to perform the obligation of safety management for the information network, causing the disclosure of user information, and falling under one of the following circumstances shall be deemed “causing serious consequences” as prescribed under the PRC Criminal Law: (i) causing the disclosure of not less than 500 pieces of location information, communication content, credit information, and property information; (ii) causing the disclosure of not less than 5,000 pieces of accommodation information, communication records, health and physiological information, transaction information and other user information that may affect personal or property safety; (iii) causing the disclosure of not less than 50,000 pieces of user information other than the information set forth in items (i) and (ii); (iv) causing the disclosure of user information which quantity does not meet the standards set forth in items (i), (ii) and (iii), but meets the quantity standards after conversion at the corresponding proportion in aggregate; (v) causing deaths, serious injuries, mental disorders or kidnapping of others, or other serious consequences; (vi) causing material economic losses; (vii) seriously disturbing the social order; or (viii) causing other serious consequences. In addition, the Opinions of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Several Issues Concerning the Application of Criminal Procedures in Handling of Criminal Cases Involving Information Networks, which took effect on September 1, 2022, further specifies detailed procedures on facilitating the handling of criminal cases of (i) refusing to fulfill the obligation of managing the information network security, (ii) illegally using the information networks, or (iii) assisting in the criminal activities of the information networks.

On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Office of the Ministry of Industry and Information Technology, the General Office of the Ministry of Public Security and the General Office of the State Administration for Market Regulation jointly issued the Notice on the Measures for Determining the Illegal Collection and Use of Personal Information through Apps, which aims to provide reference for supervision and administration departments and provide guidance for app operators’ examination and correction and social supervision by netizens, and further elaborates on the forms of behavior constituting inappropriate collection activities and use of the personal information through apps including: (i) failing to publish the rules on the collection and use of personal information; (ii) failing to explicitly explain the purposes, methods and scope of the collection and use of personal information; (iii) collecting and using personal information without the users’ consent; (iv) collecting personal information unrelated to the services it provides and beyond necessary principle; (v) providing personal information to others without the users’ consent; (vi) failing to provide the function of deleting or correcting the personal information according to the laws or failing to publish information such as ways of filing complaints and reports.

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

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the PRC Personal Information Protection Law, which took effect from November 1, 2021. Pursuant to the PRC Personal Information Protection Law, personal information refers to the information related to an identified or identifiable individual recorded electronically or by other means, excluding the anonymized information, and processing of personal information includes among others, the collection, storage, use, handling, transmission, provision, disclosure, deletion of personal information. In addition to processing of personal information within mainland China, the PRC Personal Information Protection Law also applies to the processing of personal information outside mainland China under any of the following circumstances: (i) where the purpose is to provide products or services to individuals within mainland China; (ii) when analyzing or assessing the activities of domestic individuals; or (iii) other circumstances as stipulated by laws and administrative regulations. The PRC Personal Information Protection Law explicitly sets forth the circumstances where it is allowed to process personal information, including (i) the consent from the individual has been obtained; (ii) it is necessary for the conclusion and performance of a contract under which an individual is a party, or it is necessary for human resource management in accordance with the labor related rules and regulations and the collective contracts formulated or concluded in accordance with laws; (iii) it is necessary to perform statutory duties or statutory obligations; (iv) it is necessary to respond to public health emergencies, or to protect the life, health and property safety of individuals in emergencies; (v) carrying out news reports, public opinion supervision and other acts for the public interest, and processing personal information within a reasonable scope; (vi) processing personal information disclosed by individuals or other legally disclosed personal information within a reasonable scope in accordance with this law; or (vii) other circumstances stipulated by laws and administrative regulations. In addition, this law emphasizes that individuals have the right to withdraw their consent to process their personal information, and the processors must not refuse to provide products or services on the grounds that the individuals do not agree to the processing of their personal information or withdraw their consent, unless processing of personal information is necessary for the provision of products or services. Before processing the personal information, the processors should truthfully, accurately and completely inform individuals of the following matters in a conspicuous manner and in clear and easy-to-understand language: (i) the name and contact information of the personal information processor; (ii) the purpose of processing personal information, processing method, type of personal information processed, and the retention period; (iii) methods and procedures for individuals to exercise their rights under this law; (iv) other matters that should be notified according to laws and administrative regulations. Furthermore, the law provides that personal information processors who use personal information to make automated decisions should ensure the transparency of decision-making and the fairness and impartiality of the results, and must not impose unreasonable differential treatment on individuals in terms of transaction prices and other transaction conditions.

In addition to the aforementioned general rules, the PRC Personal Information Protection Law also introduces the rules for processing sensitive personal information, which refers to the personal information that, once leaked or illegally used, can easily lead to the infringement of the personal dignity of natural persons or harm personal and property safety, including biometrics, religious beliefs, specific identities, medical health, financial accounts, whereabouts and other information, as well as personal information of minors under the age of fourteen. Personal information processors can process sensitive personal information only if they have a specific purpose and sufficient necessity, and take strict protective measures. In addition, the law provides rules for cross-border provision of personal information. In particular, it is provided that the operators of critical information infrastructures and the personal information processors that process personal information up to the number prescribed by the national cyberspace administration shall store personal information collected and generated within mainland China. If it is really necessary to provide such personal information overseas, they shall pass the security assessment organized by the national cyberspace administration, except as otherwise stipulated by laws, administrative regulations and the national cyberspace administration. Any processor in violation of this law may be subject to administrative penalties including rectifications, warnings, fines, confiscation of illegal gains, suspension of the apps illegally processing personal information or business suspension, revocation of business operation permits or business licenses, civil liabilities or even criminal liabilities. The directly responsible personnel in charge and other directly responsible personnel may be imposed with fines and prohibited from serving as directors, supervisors, senior management personnel and personal information protection officers of related companies within a certain period of time. There are no further explanations or detailed rules or regulations with respect to the interpretation and implementation of the PRC Personal Information Protection Law so far, we therefore still face uncertainties how this law may be interpreted or implemented.

Regulation Related to Foreign Investment

Foreign Investment law

On March 15, 2019, the National People’s Congress approved the PRC Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the PRC Foreign Investment Law to further clarify and elaborate on certain provisions of the PRC Foreign Investment Law. The PRC Foreign Investment Law and it implementing rules both took effect on January 1, 2020. Pursuant to the PRC Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in mainland China, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in mainland China solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within mainland China, (iii) foreign investors investing in new projects in mainland China solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Implementing Rules introduce a see-through principle and further provide that foreign-invested enterprises that invest in mainland China shall also be governed by the PRC Foreign Investment Law and the Implementing Rules.

The PRC Foreign Investment Law and it implementing rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market access stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s access to specific fields or industries, which will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investments beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with the special requirements on the shareholding, senior management personnel, etc. In the meantime, the competent authorities will formulate a catalogue of industries for which foreign investments are encouraged according to the needs for national economic and social development, to list the specific industries, fields and regions in which foreign investors are encouraged and guided to invest. The current industry entry clearance requirements governing investment activities in mainland China by foreign investors are set out in two categories, namely, the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2021 version), as promulgated by the National Development and Reform Commission and the Ministry of Commerce and taking effect on December 27, 2021, and the Encouraged Industry Catalogue for Foreign Investment (2022 version), as promulgated by the National Development and Reform Commission and the Ministry of Commerce on October 26, 2022 and taking effect on January 1, 2023. Industries not listed in these two catalogues are generally deemed “permitted” for foreign investment unless specifically restricted by other mainland China laws.

According to the implementing rules of the PRC Foreign Investment Law, the registration of foreign-invested enterprises shall be handled by the State Administration for Market Regulation or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to licensing in accordance with laws, the competent government department responsible for granting such license shall review the license application of the foreign investor in accordance with the same conditions and procedures applicable to mainland China domestic investors unless it is stipulated otherwise by the laws and administrative regulations, and the competent government department shall not impose discriminatory requirements on the foreign investor in terms of licensing conditions, application materials, reviewing steps and deadlines, etc.

Pursuant to the PRC Foreign Investment Law and it implementing rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by the Ministry of Commerce and the State Administration for Market Regulation, which took effect on January 1, 2020, a foreign investment information reporting system shall be established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner.

Foreign Investment Restriction on Value-Added Telecommunications Services

According to the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2021 version) and the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, which were most recently amended by the State Council on April 7, 2022 and took effect on May 1, 2022, for the telecommunications businesses open for foreign investment according to China’s WTO commitment, except as otherwise stipulated by the state, the equity interest of foreign investors in the value-added telecommunications enterprises shall not exceed 50%. In particular, from May 1, 2022, the amended Administrative Regulations on Foreign-Invested Telecommunications Enterprises canceled the qualification requirement on the primary foreign investor in a foreign invested value-added telecommunications enterprise of having a good track record and operational experience in the value-added telecommunications industry as stipulated in the previous version.

Regulations Related to Value-added Telecommunications Services

The PRC Telecommunications Regulations, as most recently amended in February 2016, are the primary regulations governing telecommunications services. Under the PRC Telecommunications Regulations, a telecommunications service provider is required to procure operating licenses prior to the commencement of its operations. The PRC Telecommunications Regulations distinguish “basic telecommunications services” from “value-added telecommunications services.” Value-added telecommunications services are defined as telecommunications and information services provided through public networks. A catalogue was issued as an attachment to the PRC Telecommunications Regulations to categorize telecommunications services as either basic or value-added, and the value-added telecommunications services are further divided into Class I value-added telecommunications services and Class II value-added telecommunications services. The current catalogue, as most recently updated in June 2019, categorizes online information services as Class II value-added telecommunications services.

The Administrative Measures on Telecommunications Business Operating Licenses promulgated by the Ministry of Industry and Information Technology in 2009 and most recently amended in July 2017 set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these measures, a commercial operator of value-added telecommunications services must first obtain a license from the Ministry of Industry and Information Technology or its provincial level counterpart, or else such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains. In case of serious violations, the operator’s websites may be ordered to be closed.

Pursuant to the Administrative Measures on Internet Information Services, “internet information services” refers to the provision of information through the internet to online users, and they are categorized into “commercial internet information services” and “non-commercial internet information services”. Commercial internet information service is a type of Class II value-added telecommunications service in the current catalogue attached to the PRC Telecommunications Regulations, as most recently updated in June 2019. A commercial internet information services operator must obtain a value-added telecommunications services license for internet information services, which is known as an ICP License, from the government authorities before engaging in any commercial internet information services operations in China. No ICP License is required if the operator will only provide internet information on a non-commercial basis. According to the Administrative Measures on Telecommunications Business Operating Licenses, an ICP License has a term of five years and can be renewed within 90 days before expiration.

RDD, one of the VIEs, has obtained an ICP License for the provision of commercial internet information services issued by the Beijing Telecommunication Administration, effective until May 2027.

In addition to the PRC Telecommunications Regulations and the other regulations discussed above, the provision of commercial internet information services on mobile internet applications is regulated by the Administrative Provisions on Information Services of Mobile Internet Applications, which was last amended by the Cyberspace Administration of China on August 1, 2022. The information service providers of mobile internet applications are subject to requirements under these provisions, including acquiring the qualifications required by laws and regulations and being responsible for information security. The Administrative Provisions on Information Services of Mobile Internet Applications also emphasize that mobile internet app providers shall implement the user real name system and comply with the provisions on the scope of necessary personal information when engaging in personal information processing activities, and mobile internet app providers shall establish and improve the whole process of data security management system and establish a mechanism for the verification and management of information contents and perform the obligations of protecting data security and personal information. In addition, mobile internet app providers shall not compel users to agree to non-essential personal information collection for any reason, and are prohibited from banning users from their basic functional services due to the users’ refusal of providing non-essential personal information.

Regulations Related to Internet Advertisements and Online Advertising

The mainland China government regulates advertising, including online advertising principally through the State Administration for Market Regulation, formerly known as the State Administration for Industry and Commerce. The PRC Advertising Law, as amended in April 2021, outlines the regulatory framework for the advertising industry.

Advertisers, advertising service providers and advertising publishers are required by mainland China advertising laws and regulations to ensure that the contents of the advertisements they prepare or distribute are true and in full compliance with applicable laws and regulations. For example, advertisements must not contain terms such as “the state-level,” “the highest grade,” “the best” or other similar words. In addition, if a special government review is required for certain categories of advertisements before publishing, the advertisers, advertising operators and advertising distributors are obligated to verify that such a review has been performed and the approval has been obtained. Pursuant to the PRC Advertising Law, the use of the internet to distribute advertisements must not affect the normal use of the internet by users. Where internet information service providers know or should know that illegal advertisements are being distributed using their services, they must prevent such distribution.

In addition to the regulations described above, the State Administration for Market Regulation promulgated the Measures for Administration of Internet Advertising on March 24, 2023, which became effective on May 1, 2023. The Measures for Administration of Internet Advertising shall apply to commercial advertising activities for direct or indirect promotion of goods or services through websites, webpages, internet application programs and other internet media in the forms of texts, pictures, audios, videos or otherwise. Advertising operators and distributors of internet advertisement must examine, verify and record identity information for advertisers such as real identity, address and contact information, and maintain an advertisement record that is updated on a regular basis. Moreover, advertising operators and advertising distributors must examine supporting documentation provided by advertisers and verify the contents of the advertisements against supporting documents before publishing them. If the contents of advertisements are inconsistent with the supporting documents, or the supporting documents are incomplete, advertising operators and distributors must refrain from providing design, production, agency or publishing services. For an advertisement published on the Internet in the pop-up and other forms, a close sign shall be conspicuously indicated by the advertisers, advertising publishers, and closing the advertisement by only one click shall be ensured. The following circumstances shall be prohibited: (a) no closing sign or timing out to close the advertisement; (b) the closing sign is false, illegible or difficult to locate, etc., creating obstacles to closing the advertisement; (c) the closing of the advertisement is subject to more than two clicks; (d) in the process of browsing the same page or the same document, pop-up advertisements continue to appear after closing, affecting the normal use of the network by users; (e) other behaviors that affect the one-click closing. Where algorithmic recommendations and other ways are used to publish internet advertisements, the rules of the algorithm recommendation service and advertising placement records should be recorded in the advertising file. According to the Measures for Administration of Internet Advertising, where products and services are promoted through internet media in the form of bidding rankings, knowledge introduction, experience sharing, consumption evaluation, etc., or other forms with shopping links attached, it shall be clearly marked with “advertising”. Sellers of goods or service providers to promote goods or services through the Internet livestreaming, if regarded as commercial advertising, shall assume the responsibilities and obligations of advertisers in accordance with the law. In addition, Internet platform operators in the process of providing Internet information services should take measures to prevent and stop illegal advertising and comply with the following requirements including among others: (a) monitor and investigate the content of advertisements published through their information services. If illegal advertisements are found, necessary measures such as notification for correction, deletion, blocking, and disconnection of publishing links should be taken and records should be kept; (b) establish an effective mechanism for accepting and handling complaints and reports, set up convenient complaint reporting entrances or publish complaint reporting methods, and promptly accept and handle complaints and reports; (c) not to use technical or other means to obstruct or hinder the market supervision and management department from carrying out advertising monitoring. Besides, when publishing an Internet advertisement containing a link, advertisers, advertising operators and advertising distributors shall verify the content in the link at the next lower level that is related to the front-end advertisement. Uncertainties exist with respect to the interpretation and implementation of the Measures for Administration of Internet Advertising.

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

Regulation Related to Insurance Brokerage Business

According to the Measures for the Administration of Licenses of Banking and Insurance Institutions promulgated in April 2021 by the China Banking and Insurance Regulatory Commission, which was merged into the National Financial Regulatory Administration in 2023, the PRC Insurance Law promulgated by the Standing Committee of the National People’s Congress of China in June 1995 and most recently amended in April 2015 and Provisions on the Supervision and Administration of Insurance Agents promulgated by the China Banking and Insurance Regulatory Commission on November 12, 2020 and effective on January 1, 2021, an insurance brokerage company is an entity that, in the interest of the applicant, provides intermediary services between the applicant and the insurer for the conclusion of an insurance contract and receives a commission in accordance with laws. An insurance brokerage company shall obtain an insurance intermediary license before it engages in insurance brokerage business.

The Regulatory Provisions on Insurance Brokerages, which was promulgated by the China Banking and Insurance Regulatory Commission on February 1, 2018 and took effect on May 1, 2018, are also important regulations in the regulatory and legal framework for insurance brokerage industry in mainland China. According to these provisions, to operate insurance brokerage business, an insurance brokerage company shall satisfy the statutory requirements with respect to its shareholders, registered capital, business scope, articles of associations, company name, senior management personnel, governance structure, internal control system, feasible business mode, business premise, etc. An insurance brokerage company may not exceed the business scope and business area of the insurers, and may operate all or part of the following businesses: (i) drafting insurance plans for policyholders, selecting insurance companies and processing insurance application formalities; (ii) assisting insured parties or beneficiaries in making claims; (iii) carrying out reinsurance brokerage businesses; (iv) providing disaster prevention or loss prevention, risk evaluation and risk management advisory services to entrusting parties; and/or (v) any other insurance brokerage-related business stipulated by the China Banking and Insurance Regulatory Commission. In addition, the examination and approval of the qualification of insurance brokerage practitioners have been canceled by the PRC Insurance Law amended in 2015. Pursuant to the Regulatory Provisions on Insurance Brokerages, before an insurance intermediary practitioner begins to practice, his/her company shall handle the practicing registration in the insurance intermediary regulatory information system of the China Banking and Insurance Regulatory Commission for him/her. The practicing registration for each insurance brokerage practitioner shall only be conducted through one insurance brokerage company. Violations of the Regulatory Provisions on Insurance Brokerages by the insurance brokerage companies may subject them to penalties including without limitation warning, fines, confiscation of illegal gains, rectification, revocation of licenses, and the insurance brokerage companies may be prevented from applying for administrative approval again within a specified time.

On April 2, 2019, the China Banking and Insurance Regulatory Commission issued the Circular on Issuing the 2019 Plan for the Rectification of Chaos in the Insurance Intermediary Market, aiming to further curb the chaos of violations of laws and regulations in the insurance intermediary market. This circular mainly provides three key tasks: (i) to ascertain insurance companies’ responsibility for management and control of various intermediary channels; (ii) to carefully investigate business compliance of insurance intermediaries; and (iii) to strengthen the rectification of insurance business of the third-party online platforms in cooperation with insurance institutions. An insurance intermediary shall strengthen the internal control management, prevent business risks, and focus on the rectification based on the following factors: (i) whether the professional insurance intermediary assists an insurance company in maliciously obtaining insurance proceeds by fabricating agency business, etc.; (ii) whether the professional insurance intermediary sells unapproved non-insurance financial products; (iii) whether the professional insurance intermediary grants benefits other than those stipulated in the insurance contracts to policyholders, the issued and beneficiaries; and (iv) whether the professional insurance intermediary has filed registration for sales personnel for practice in accordance with regulations, etc.

On December 7, 2020, the China Banking and Insurance Regulatory Commission promulgated the Regulatory Measures for Online Insurance Business, which took effect on February 1, 2021. These measures set forth the fundamental business rules applicable to the business operation of all insurance institutions (including insurance companies and insurance intermediaries) and the online platforms operated by themselves, as well as the specific business rules applicable to various types of insurance institutions and their business operation. In particular, these measures provide that insurance institutions shall sell the internet insurance products or provide insurance brokerage and insurance adjustment services through the online platforms operated by themselves or the online platforms operated by other insurance institutions, and the insurance application page must belong to the online platforms operated by insurance institutions. If an insurance intermediary conducts the internet insurance business, its insurance type shall not exceed the insurance coverage and business area of the underwriting insurance company, and its business scope shall not exceed the scope agreed upon in the cooperation or entrustment agreement. An insurance institution operating the internet insurance business shall submit information related to the online platforms operated by itself, internet insurance products, cooperative sales channels, and related changes to relevant information system of the regulatory authorities. An insurance institution shall submit a report on the operation of the internet insurance business over the previous year to the relevant information system before April 30 each year. In addition, insurance institutions are required to conduct rectification in accordance with the Regulatory Measures for Online Insurance Business, complete the rectification of system construction, marketing, sales management, information disclosure and other issues within three months following the implementation of the Regulatory Measures for Online Insurance Business, and complete the rectification of other business operation issues within six months thereafter, and complete the network security level protection certification of the network platform operated by themselves within twelve months thereafter. Any insurance institutions in violation of the Regulatory Measures for Online Insurance Business may be ordered to make rectification or subject to other regulatory measures. On October 12, 2021, the China Banking and Insurance Regulatory Commission promulgated the Notice of Issues on Further Regulating the Internet Personal Insurance Business of Insurance Institutions to strengthen and improve the administration of internet personal insurance business, which sets forth that the insurance intermediary institutions shall have the corresponding technical, operational and service capabilities, select personal insurance products that meet the characteristics of internet channels for online sale, strengthen the management of the sales process, and improve the risk management and control system to carry out internet personal insurance business. On September 20, 2023, the National Financial Regulatory Administration promulgated the Administrative Measures for Insurance Sales Practices, which took effect on March 1, 2024. The Administrative Measures for Insurance Sales Practices further regulates the insurance sales activities of insurance companies and insurance intermediaries. Pursuant to these measures, insurance sales practices are divided into three categories based on the stage when the practices are conducted, namely the pre-insurance sales practices, in-process insurance sales practices and post-insurance sales practices. Such division expands the scope of insurance sales practices to include, among other things, activities such as creating an environment for the conclusion of insurance contracts, preparing conditions and soliciting insurance contract counterparties. These measures explicitly prohibit any other entities or individuals other than insurance companies, insurance intermediaries or insurance sales personnel from conducting any insurance sales practices.

Regulation Related to Anti-money Laundering

Pursuant to the PRC Anti-money Laundering Law, which was promulgated by the Standing Committee of the National People’s Congress of China on October 31, 2006 and took effective on January 1, 2007, a financial institution established in mainland China or a special non-financial institution that shall perform the obligation of anti-money laundering shall adopt prevention and supervision measures according to the laws, establish and improve its clients’ identification system, preservation system of clients’ identity materials and transactional records, reporting system of large sum transactions and doubtful transactions, and perform its anti-money laundering obligations.

Pursuant to the Notice of Strengthening Anti-Money Laundering in Insurance Industry promulgated by the China Banking and Insurance Regulatory Commission on August 10, 2010 and Administrative Measures for Anti-Money Laundering Agenda in Insurance Industry, which was promulgated on September 13, 2011 by the China Banking and Insurance Regulatory Commission and became effective on October 1, 2011, the China Banking and Insurance Regulatory Commission shall organize, coordinate and direct anti-money laundering efforts in insurance industry.

Pursuant to the Notice of Strengthening Anti-Money Laundering in Insurance Industry, equity investments in insurance intermediaries and equity structure changes therein should be in line with requirements on fund sources in anti-money laundering laws and regulations of mainland China. According to these measures, insurance brokerage companies shall, in the light of the real-name system for policies and according to the work principles that client materials are complete, transaction records are available for inspection and circumstance of funds is regulated, effectively enhance the internal control level of anti-money laundering. Insurance brokerage companies shall establish an internal control system for anti-money laundering and prohibit funds which have an illegal source from investing into them. The senior management officers of insurance brokerage companies shall understand laws and regulations on anti-money laundering. Newly established insurance intermediaries and branch institutions and those restructured or reformed should meet anti-money laundering criteria specified by the China Banking and Insurance Regulatory Commission, including (i) establishment of system for client identity recognition, client identity and transaction record keeping, training and education, auditing, confidentiality, internal control system and operation protocols including those facilitating monitoring and inspection and administrative investigation; (ii) dedicated anti-money laundering posts and job descriptions, manning and training for such posts; and (iii) other requirements according to regulatory provisions.

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

Regulations Related to Employment

The PRC Labor Contract Law, which became effective in 2008 and was amended in December 2012, requires employers to enter into written contracts with their employees, restricts the use of temporary workers and aims to give employees long-term job security.

Employers are required to contribute to social insurance for their employees in mainland China, including basic pension insurance, basic medical insurance, unemployment insurance, maternity insurance and injury insurance. Employers are also required to make contributions to a housing provident fund for their employees.

Regulations Related to Foreign Exchange

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in mainland China are the Foreign Exchange Administration Regulations, most recently amended in 2008. Under foreign exchange regulations in mainland China, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of mainland China.

In 2012, the SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of Renminbi proceeds derived by foreign investors in mainland China, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of the SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In 2013, the SAFE specified that the administration by the SAFE or its local branches over direct investment by foreign investors in mainland China must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in mainland China based on the registration information provided by the SAFE and its branches. In February 2015, the SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment. Instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from the SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of the SAFE, may directly review the applications and conduct the registration.

In March 2015, the SAFE promulgated the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, last amended on March 23, 2023, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. This circular allows all foreign-invested enterprises established in mainland China to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation, provides the procedures for foreign invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments. However, this circular continues to prohibit foreign-invested enterprises from, among other things, using Renminbi funds converted from their foreign exchange capital for expenditure beyond their business scope and providing entrusted loans or repaying loans between non-financial enterprises. The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, effective June 2016 and amended in December 2023, which reiterates some of the rules set forth in the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise and provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding Renminbi capital converted from foreign exchange may be used to extend loans to related parties or repay inter-company loans (including advances by third parties). However, there are substantial uncertainties with respect to the interpretation and implementation of this circular in practice. The two circulars mentioned above may delay or limit us from using the proceeds of offshore offerings to make additional capital contributions to our subsidiaries in mainland China and any violations of these circulars could result in severe monetary or other penalties.

In January 2017, the SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements, and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to this circular, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

On October 23, 2019, the SAFE issued Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, which took effect on the same day and was amended in December 2023. This circular allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in mainland China, provided that such investments do not violate the effective special entry management measures for foreign investment (negative list) and the target investment projects are genuine and in compliance with laws. According to the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business issued by the SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments with their income under capital accounts such as capital funds, foreign debts and proceeds from overseas listing without submitting evidence of genuineness to the banks in advance, provided the use of such funds is genuine and in compliance with administrative regulations on the use of income under capital accounts. On December 4, 2023, the SAFE issued the Notice on Further Deepening Reforms to Promote the Facilitation of Trade and Investment, which provides that qualified high-tech, “professional, sophisticated, unique and new” and technology-based small and medium-sized enterprises located in specified provinces or cities may borrow foreign debt on their own, provided the amount of debt does not exceed the equivalent of US$10 million. In addition, this notice restructured the asset realization account of capital accounts to the settlement account of capital accounts. Funds denominated in foreign currency received in consideration of an equity transfer by a domestic equity transferor (including institutions and individuals) from domestic parties, as well as the foreign exchange funds raised by domestic enterprises through overseas listing may be directly remitted to the settlement account of capital accounts. Funds in the settlement account of capital accounts may be settled and used at the discretion of the accountholder.

Regulations on Foreign Exchange Registration of Overseas Investment by Mainland China Residents

In 2014, the SAFE issued the SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles by mainland China residents or entities to seek offshore investment and financing or conduct round-trip investment in mainland China. Under SAFE Circular 37, a “special purpose vehicle” refers to an offshore entity established or controlled, directly or indirectly, by mainland China residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in mainland China by mainland China residents or entities through special purpose vehicles, namely, establishing foreign-invested enterprises to obtain ownership, control rights and management rights. SAFE Circular 37 provides that, before making a contribution into a special purpose vehicle, mainland China residents or entities are required to complete foreign exchange registration with SAFE or its local branch.

In 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment. This notice has amended SAFE Circular 37 by requiring mainland China residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. mainland China residents or entities who had contributed legitimate onshore or offshore interests or assets to special purpose vehicles but had not registered as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the special purpose vehicles with qualified banks. An amendment to the registration is required if there is a material change with respect to the special purpose vehicle registered, such as any change of basic information (including change of mainland China residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentations or failing to disclose the control of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant mainland China residents or entities to penalties under mainland China foreign exchange administration regulations.

Regulations Related to Stock Incentive Plans

The SAFE promulgated the Circular of the SAFE on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas in February 2012. Pursuant to this circular and other rules and regulations, mainland China residents who participate in a stock incentive plan in an overseas public company are required to register with the SAFE or its local branches and complete certain other procedures. Participants in a stock incentive plan who are mainland China residents must retain a qualified mainland China agent, which could be a mainland China subsidiary of the overseas public company or another qualified institution selected by mainland China subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of the participants. In addition, the mainland China agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan or the mainland China agent or any other material changes. The mainland China agent must apply to SAFE or its local branches on behalf of mainland China residents who have the right to exercise the employee share options for an annual quota for the payment of foreign currencies in connection with mainland China residents’ exercise of the employee share options. The foreign exchange proceeds received by mainland China residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas public companies must be remitted into the bank accounts in mainland China opened by the mainland China agents before distribution to such mainland China residents.

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

Regulations Related to Dividend Distribution

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Regulations Related to Taxation

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—Mainland China” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a mainland China resident enterprise for mainland China income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders or ADS holders” and “—We may not be able to obtain certain benefits under the tax arrangement for dividends paid by our subsidiaries in mainland China to us through our Hong Kong subsidiaries.”

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

Furthermore, certain regulatory authorities in mainland China issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which were available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, and provided that the special provisions of the State Council on overseas offering and listing by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory authorities will be clarified.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, which took effect from March 31, 2023, requiring Chinese domestic companies’ overseas offerings and listings of equity securities be filed with the CSRC. These measures clarify the scope of overseas offerings and listings by Chinese domestic companies which are subject to the filing and reporting requirements thereunder, and provide, among other things, that Chinese domestic companies that have already directly or indirectly offered and listed securities in overseas markets prior to the effectiveness of these measures shall fulfil their filing obligations and report required information to the CSRC within three working days after conducting a follow-on securities offering, and follow the reporting requirements within three working days upon the occurrence and public disclosure of any specified circumstances provided thereunder, including (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; (iv) voluntary or mandatory delisting. In addition, where there is any material change in the main business of an issuer after its overseas offering and listing beyond the scope of business stated in the filing documents, such issuer shall follow the reporting requirements within three working days after occurrence of the changes. For violations of these provisions or measures, the competent authorities in mainland China may impose administrative regulatory measures, such as orders for correction, warnings, fines, and may pursue legal liability in accordance with law.

Furthermore, on February 24, 2023, the CSRC, together with certain other mainland China governmental authorities, promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, which came into effect on March 31, 2023. According to these provisions, mainland China companies that directly or indirectly conduct overseas offerings and listings, shall strictly abide by the laws and regulations on confidentiality when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. In the event that such documents or materials contain state secrets or working secrets of government agencies, the mainland China companies shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level with the approving authority; in the event that such documents or materials, if divulged, will jeopardize national security or public interest, the mainland China companies shall strictly fulfill procedures stipulated by applicable national regulations. The mainland China companies shall also provide a written statement of the specific state secrets and sensitive information provided when providing documents and materials to securities companies and securities service providers, and the securities companies and securities service providers shall properly retain such written statements for inspection. Also, according to these provisions, where overseas securities regulators or competent authorities request to inspect, investigate or collect evidence from mainland China domestic companies concerning their overseas offering and listing or their securities firms and securities service providers that undertake securities business for such mainland China domestic companies, such inspection, investigation and evidence collection must be conducted under the cross-border regulatory cooperation mechanism, and the CSRC or competent authorities in mainland China will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanism.

C.	Organizational Structure

The following diagram illustrates the principal entities in our corporate structure as of the date of this annual report:

Note:

(1)	The VIEs include RDD, KTN, GKZX and TCT. Shareholders of RDD and their respective shareholdings in RDD and relationship with our company are (i) Jiayan Lu (40%), our director and co-founder; (ii) Huijing Ye (40%), family member of one of our co-founders; and (iii) Caofeng Liu (20%), our director, chief technology officer and co-founder. Shareholders of KTN and their respective shareholdings in KTN and relationship with our company are (i) Hui Li (60%), our employee; and (ii) Yang Liu (40%), our employee. Shareholders of GKZX and their respective shareholdings in GKZX and relationship with our company are (i) Xiang Zhu (5%), our employee; and (ii) Deyou Zhou (95%), our employee. The shareholding structure of GKZX was updated in both 2021 and 2022. Concurrently with each completion of equity transfer in GKZX, the previous contractual arrangements we entered into with GKZX’s then previous shareholders that provided us with effective control over GKZX were terminated and a new set of contractual arrangements with the same terms were entered into with GKZX’s then current shareholders. Shareholders of TCT and their respective shareholdings in TCT and relationship with our company are (i) Xiaoqing Hu (51%), our employee; and (ii) Yuexuan Gao (49%), our employee. The VIEs’ major subsidiary includes RDD’s subsidiary, Shanghai Anguo Insurance Brokerage Co., Ltd.

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

Agreements that allow us to consolidate the VIEs under U.S. GAAP

Exclusive Purchase Option Agreements. Pursuant to each exclusive purchase option agreement by and among RQN or R360, as applicable, the applicable VIE, and the shareholders of the applicable VIE, each of the shareholders of the applicable VIE irrevocably grants RQN or R360, as applicable, an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under mainland China law, all or part of the shareholders’ equity interests in the VIE at the lowest price permitted by applicable mainland China law. In addition, the applicable VIE grants RQN or R360, as applicable, an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under mainland China law, all or part of the assets of the VIE at the price of the net book value of such assets, or the lowest price permitted by applicable mainland China law, whichever is higher. Without the prior written consent of RQN or R360, as applicable, the applicable VIE may not increase or decrease the registered capital, dispose of its assets, enter into any material contract with a value exceeding a specific amount except for those executed in the ordinary course of business, appoint or remove any directors, distribute dividends to the shareholders, guarantee its continuance, amend its articles of association and provide any loans to any third parties. The shareholders of the applicable VIE agree that, without the prior written consent of RQN or R360, as applicable, they will not transfer or otherwise dispose of their equity interests in the VIE or create or allow any encumbrance on the equity interests. Each exclusive purchase option agreement remains effective until all equity interests in each applicable VIE held by its shareholders and all assets owned by each applicable VIE are transferred or assigned to RQN or R360, as applicable, or its designated representatives.

Equity Pledge Agreements. Pursuant to each equity pledge agreement by and among RQN or R360, as applicable, the applicable VIE, and the shareholders of the applicable VIE, each of the shareholders of the applicable VIE pledges all of their equity interests in the VIE to guarantee their and the VIE’s performance of their obligations under the contractual arrangements including, but not limited to, the applicable exclusive business cooperation agreement, the applicable exclusive purchase option agreement and the applicable shareholders’ power of attorney. If the applicable VIE or its shareholders breach their contractual obligations under these agreements, RQN or R360, as applicable, as pledgee, will have the right to dispose of the pledged equity interests. The shareholders of the applicable VIE agree that, during the term of the equity pledge agreements, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests, and they also agree that the rights of RQN or R360, as applicable, relating to the equity pledges shall not be prejudiced by the legal actions of the shareholders, their successors or their designates. During the term of each equity pledge agreement, RQN or R360, as applicable, has the right to receive all of the dividends and profits distributed on the pledged equity interests. The equity pledges remain effective until the applicable VIE and its shareholders discharge all their obligations under the contractual arrangements. We have registered the equity pledges in each VIE with relevant office of the administration for market regulation in accordance with the PRC Property Rights Law.

Power of Attorney. Each shareholder of each VIE has signed an irrevocable power of attorney. Pursuant to the power of attorney, each of the shareholders of the VIEs will appoint RQN or R360, as applicable, as their attorney-in-fact, to exercise all shareholder rights, including, but not limited to, attending the shareholders’ meeting, voting on all matters of the applicable VIE requiring shareholder approval, appointing or removing directors and executive officers, and disposing of all or part of the shareholder’s equity interests in the applicable VIE pursuant to the applicable exclusive purchase option agreement and the applicable equity pledge agreement. The powers of attorney of shareholders of each VIE remain in force for an unlimited term, unless RQN or R360, as applicable, issues a contrary instruction in writing otherwise.

Agreement that allows us to receive economic benefits from the VIEs

Exclusive Business Cooperation Agreements. Under the exclusive business cooperation agreements by and between RQN or R360, as applicable, and the applicable VIE, RQN or R360, as applicable, has the exclusive right to provide the applicable VIE with technical, consulting and other services needed for the business of the VIE. In return, RQN or R360, as applicable, is entitled to receive a service fee from the applicable VIE. RQN or R360, as applicable, is entitled to receive the service fee on a monthly basis and at an amount equivalent to all of the net income of the applicable VIE as confirmed by RQN or R360, as applicable, which is adjustable at the sole discretion of RQN or R360, as applicable. RQN or R360, as applicable, owns the exclusive intellectual property rights created as a result of the performance of the applicable exclusive business cooperation agreement. Except with RQN’s or R360’s prior written consent, as applicable, the applicable VIE may not accept any consultation or services provided by any third party and may not cooperate with any third party regarding the matters contemplated by the applicable exclusive business cooperation agreement, unless RQN or R360, as applicable, appoints other parties to provide the applicable VIE with consultation or services. Each of the exclusive business cooperation agreements between RQN or R360, as applicable and the applicable VIE remains effective unless terminated unilaterally by RQN or R360, as applicable.

In the opinion of Fangda Partners, our PRC legal counsel:

●	the ownership structure of the VIEs and our wholly foreign owned subsidiaries in mainland China does not violate any applicable laws or regulations currently in effect in mainland China; and
●	the contractual arrangements among our wholly foreign owned subsidiaries, the VIEs and the shareholders of the VIEs governed by mainland China law are valid, binding and enforceable in accordance with their terms and applicable laws or regulations currently in effect in mainland China and do not violate any applicable laws or regulations currently in effect in mainland China.

However, there are substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules in mainland China. Accordingly, the regulatory authorities in mainland China may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the mainland China government deems that our contractual arrangements with the VIEs do not comply with mainland China regulatory restrictions on foreign investment in relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law, and its implementing rules and other foreign investment related regulations and how they may impact our business, financial condition and results of operations.”

D.	Property, Plant and Equipment

Our headquarters are located at the Zhongguancun technology hub in Beijing. Our research and development facilities and our management and operations facilities are located at our headquarters and another location in Beijing. We have sales and business development personnel at our headquarters in Beijing and at our regional offices in Shanghai and Shenzhen. We currently lease approximately 2,367 square meters of office space in Beijing, approximately 455 square meters of office space in Shanghai, approximately 232 square meters of office space in Shenzhen and approximately 1,778 square meters of office space in other cities in China.

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

Regulatory environment in mainland China

The regulatory framework governing the online consumer finance market in mainland China is rapidly evolving and is subject to further change and uncertain interpretation. Our business, as well as other participants of online consumer finance market, is subject to complex and evolving laws and regulations regarding cybersecurity, information security, privacy and data protection. There are numerous laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and data. In addition, the mainland China government has also adopted several regulations governing personal credit reporting businesses. These regulations and measures require entities engaging in personal credit reporting business to obtain the personal credit reporting business licenses from the People’s Bank of China in accordance with law. It is uncertain whether we would be deemed to engage in personal credit reporting business because of our big data and system-based risk management services. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business.”

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

The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the years presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenues:
Recommendation services:
Loans	167,483	20.8	258,069	26.1	343,778	48,420	32.1
Credit cards	407,759	50.7	473,673	47.9	400,649	56,430	37.5
Total recommendation services	575,242	71.5	731,742	74.0	744,427	104,850	69.6
Big data and system-based risk management services	130,408	16.2	96,917	9.8	86,108	12,128	8.1
Marketing and other services	99,397	12.3	161,016	16.2	238,878	33,645	22.3
Total revenues	805,047	100.0	989,675	100.0	1,069,413	150,623	100.0

Recommendation services.

We record fees charged for our recommendation services for credit card products on a cost-per-success basis, where the success is most often defined as the issuance of a credit card and in other cases by the completion of an application or the first usage of a credit card, depending on the credit card issuer’s policy. In both 2021 and 2022, revenues from recommendation services for credit cards experienced recovery from the plunge in 2020. However, revenues from recommendation services for credit cards experienced another plunge in 2023 as compared to 2022, primarily because certain credit card issuers lowered their marketing budget.

We record fees charged for our recommendation services for loan products either on a cost-per-action basis, where the action is generally determined by a user’s completion of a loan application, or an amount charged based on a pre-agreed percentage of loan principal amount underwritten by the financial service providers. In 2023, our loan recommendation revenue continued its upward trajectory, marking a consistent year-over-year growth since 2021.

Big data and system-based risk management services.

We provide big data risk management services to financial service providers, which integrates data and provides customizable automatic data and modeling solutions and services to financial service providers to facilitate their risk management primarily for loan products applicants. Among these services, a specific business model involves collaboration with licensed credit reporting agencies to provide data-based risk management services. Our group considers whether it should report revenues on a gross or net basis by assessing all indicators set forth in ASC 606, and determine if our group is acting as principal or agent. For arrangements where our group controls the service before it is transferred to the customer as a principal, revenue is recorded on a gross basis. Otherwise, the revenue is recorded on a net basis.

We also provide software-as-a-service (“SaaS”) -based risk management solutions, which allow financial service providers to conveniently manage acquisition efficiency, borrower screening and assessment in a comprehensive manner. We recognize revenues of SaaS-based risk management solutions upon completion of the services. Revenues from system maintenance services are recognized ratably over the contractual terms.

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

The following table sets forth our costs and expenses, both in absolute amount and as a percentage of total revenues, for the years indicated:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Cost of promotion and acquisition	(562,081)	(69.8)	(693,272)	(70.1)	(729,120)	(102,694)	(68.2)
Cost of operation	(88,049)	(10.9)	(83,995)	(8.5)	(66,874)	(9,419)	(6.3)
Total cost of services	(650,130)	(80.7)	(777,267)	(78.6)	(795,994)	(112,113)	(74.5)
Sales and marketing expenses	(143,460)	(17.8)	(134,308)	(13.6)	(131,709)	(18,551)	(12.3)
Research and development expenses	(132,427)	(16.4)	(113,965)	(11.5)	(94,717)	(13,341)	(8.9)
General and administrative expenses	(137,533)	(17.1)	(102,831)	(10.4)	(99,518)	(14,017)	(9.3)
Impairment of goodwill and intangible assets acquired from business acquisition	—	—	(13,327)	(1.3)	—	—	—
Total costs and expenses	(1,063,550)	(132.0)	(1,141,698)	(115.4)	(1,121,938)	(158,022)	(105.0)

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

Cost of operation

Cost of operation consists primarily of costs associated with maintenance of the platform including data acquisition costs, bandwidth and server hosting costs, call center outsourcing costs, online payment processing fees, depreciation, payroll and other related costs of operations. Beginning in 2021, the direct marketing costs relating to marketing and other services including commissions paid to individual insurance brokers previously recorded in cost of revenues have been reclassified to cost of promotion and acquisition. We expect our cost of services in 2024 to remain relatively stable.

Sales and marketing expenses

Our sales and marketing expenses consist primarily of marketing expenses relating to marketing activities, payroll costs and related expenses for employees involved in sales and marketing activities, and expenses for the portion of call center operations that we outsource. Beginning in 2021, traffic acquisition and rewards to business partners for promotion on social network and social media platform have been reclassified to cost of promotion and acquisition. We expense all sales and marketing costs as incurred. We expect our sales and marketing expenses in 2024 to remain relatively stable.

Research and development expenses

Our research and development expenses consist primarily of payroll costs and related expenses for employees involved in developing and improving our platform and our services and solutions. We expense all research and development costs as incurred. We expect our research and development expenses in 2024 to remain relatively stable.

General and administrative expenses

Our general and administrative expenses consist primarily of payroll costs and related expenses for employees involved in general corporate functions, including finance, legal and human resources, and professional fees relating to these functions. We expect our general and administrative expenses in 2024 to remain relatively stable.

Impairment of goodwill and intangible assets acquired from business acquisition

We did not incur any impairment of goodwill and intangible assets acquired from business acquisition for the years ended December 31, 2021 and 2023. We incurred impairment of goodwill and intangible assets in the year ended December 31, 2022 from a previously acquired subsidiary, Newsky Wisdom. We disposed of our equity interests in Newsky Wisdom in 2023.

Taxation

Cayman Islands

We are not subject to income or capital gains tax under the current laws of the Cayman Islands. There are no other taxes likely to be material to us levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands.

Hong Kong

Hong Kong has a two-tiered profits tax regime in terms of income tax rate, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million. Hong Kong does not impose a withholding tax on dividends.

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

Dividends paid by our wholly foreign-owned subsidiaries in mainland China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless they qualify for a special exemption. If Jianpu (Hong Kong) Limited satisfies all the requirements under the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income and receives approval from the tax authority, then dividends paid by our wholly foreign-owned subsidiaries in mainland China will be subject to a withholding tax rate of 5% instead. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may not be able to obtain certain benefits under the tax arrangement for dividends paid by our subsidiaries in mainland China to us through our Hong Kong subsidiaries.”

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

Critical Accounting Policies, Judgments and Estimates

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

For the year ended December 31, 2023, we recorded RMB1.9million (US$0.3 million) expected credit loss expense in general and administrative expenses. As of December 31, 2023, the expected credit loss provision accounts receivable and other receivables amounted to RMB34.9million (US$4.9 million). The balances thereof are as follows as of December 31, 2023:

		Expected	Expected
	Original	credit loss	Credit loss
	amount	rate	provision
Accounts receivable(1)	196,150	17.5%	(34,329)
Other receivables	13,054	4.2%	(544)

Note:

(1)Allowance for credit losses consists of specific provision carried forward from 2019 of RMB23.1 million as of December 31, 2023.

If our assumptions related to the estimates of loss severity and recoveries and macroeconomic factors decreased/increased by 5% while all other estimates are held constant, there would be no material impact to our consolidated results of operations.

Critical Accounting Policies

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

We adopted ASC Topic 606 since January 1, 2018, according to which we recognize revenues when performance obligations under the terms of a contract with a customer are satisfied and promised services have been transferred to the customer, in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services and net of value-added tax.

For service arrangements that involve multiple performance obligations, the transaction price is allocated to each performance obligation based on relative standalone selling prices of services being provided to customers. For the years presented, we primarily use the price to be charged for the service when the service is sold separately in similar circumstances to similar customers to determine the relative standalone selling price.

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

Timing of revenue recognition may differ from the timing of payment from customers. We do not have material contract assets as we generally have the unconditional right to payment as revenue is recognized or the timing difference is immaterial. Accounts receivable represents amounts that we have satisfied the performance obligation and have the unconditional right to payment. Unearned revenue consists of payments received related to unsatisfied performance obligations at the end of the period, included in “Advance from customers” in our consolidated balance sheets. Due to the generally short-term duration of our contracts, the majority of the performance obligations are satisfied in one year. The amount of revenue recognized that was included in the receipts in advance from customers balance at the beginning of the year was RMB8.1 million and RMB12.7 million (US$1.8 million) for the years ended December 31, 2022 and 2023.

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

Big data and system-based risk management services

We provide big data risk management services to financial service providers, which integrates data and provides customizable automatic data and modeling solutions and services to financial service providers to facilitate their risk management primarily for loan products applicants. Among these services, a specific business model involves collaboration with licensed credit reporting agencies to provide data-based risk management services. Our group considers whether it should report revenues on a gross or net basis by assessing all indicators set forth in ASC 606, and determine if our group is acting as principal or agent. For arrangements where our group controls the service before it is transferred to the customer as a principal, revenue is recorded on a gross basis. Otherwise, the revenue is recorded on a net basis.

We also provide SaaS-based risk management solutions, which allow financial service providers to conveniently manage acquisition efficiency, borrower screening and assessment in a comprehensive manner. We recognize revenues of SaaS-based risk management solutions upon completion of the services. Revenues from system maintenance services are recognized ratably over the contractual terms.

Marketing and other services

Revenues of marketing and other services primarily consist of revenues from insurance brokerage services and other marketing services. Insurance brokerage revenue is commissions earned from insurance brokerage services, determined based on a percentage of premiums paid by the insureds. Insurance brokerage services revenue is recognized when the signed insurance policy is in place and the premium is collectable from the insured since we have fulfilled our performance obligation to sell an insurance policy on behalf of the insurance company. The brokerage commission, which is paid by the insurance company, is based on the terms specified in the service contracts with the insurance companies. Revenue of other marketing services is service fee charged to the customers including telecommunication service providers, e-commerce marketplaces and other merchants for the marketing solutions and services in respect of user acquisition, product promotion and other marketing activities. Revenue is recognized when all of the revenue recognition criteria are met, which is generally when the services specified in the contracts are rendered.

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

A modification is defined as a change in the terms or conditions of a share-based award, or the modified award. The compensation expenses associated with the modified awards are recognized if either the original vesting condition or the new vesting condition is achieved. Total recognized compensation cost for the awards is at least equal to the fair value of the awards at the grant date unless at the date of the modification the performance or service conditions of the original awards are not expected to be satisfied. The incremental compensation expenses are equal to the excess of the fair value of the modified award immediately after the modification over the fair value of the original award immediately before the modification. For stock options already vested as of the modification date, we immediately recognized the incremental value as compensation expenses. For stock options still unvested as of the modification date, the incremental compensation expenses are recognized over the requisite service period of these stock options.

Our share based awards granted to employees of the digital lending business that was previously operated by and was continued to be carried out by RONG360 after the Restructuring should be recognized as a deemed dividend from us to our shareholders at the fair value determined as of the grant date.

The detailed information of the share-based compensation expenses recognized for the year ended December 31, 2021, 2022 and 2023 is included in Note 17 to the consolidated financial statements included elsewhere in this annual report.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the acquisitions of interests in our subsidiaries and the consolidated VIEs. We perform quantitative goodwill impairment test annually or more frequently when an event occurs or circumstances change that indicate the carrying value may not be recoverable. A goodwill impairment loss is recognized for the amount that the carrying amount of a reporting unit, including goodwill, exceeds its fair value, limited to the total amount of goodwill allocated to that reporting unit. nil, RMB10.2 million and nil of impairment loss of goodwill were recognized for the years ended December 31, 2021, 2022 and 2023, respectively.

Impairment of long-lived assets other than goodwill

We evaluate our long-lived assets other than goodwill for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the impairment by comparing carrying amount of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the long-lived assets other than goodwill over their fair value. nil, RMB20.9 million and nil of impairment loss of long-lived assets other than goodwill were recognized for the years ended December 31, 2021, 2022 and 2023, respectively.

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

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated, both in absolute amounts and as percentages of our total revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any year are not necessarily indicative of the results that may be expected for any future year.

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenues:
Recommendation services:
Loans (including revenues from related parties of RMB488, RMB903 and RMB1,134 for the years ended December 31, 2021, 2022 and 2023, respectively)	167,483	20.8	258,069	26.1	343,778	48,420	32.1
Credit cards	407,759	50.7	473,673	47.9	400,649	56,430	37.5
Total recommendation services	575,242	71.5	731,742	74.0	744,427	104,850	69.6
Big data and system-based risk management services (including revenues from related parties of RMB4,282, RMB4,803 and RMB2,136 for the years ended December 31, 2021, 2022 and 2023, respectively)	130,408	16.2	96,917	9.8	86,108	12,128	8.1
Marketing and other services(1)	99,397	12.3	161,016	16.2	238,878	33,645	22.3
Total revenues	805,047	100.0	989,675	100.0	1,069,413	150,623	100.0
Costs and expenses:
Cost of promotion and acquisition(2) (including cost from related parties of nil, RMB207 and RMB368 for the years ended December 31, 2021, 2022 and 2023, respectively)	(562,081)	(69.8)	(693,272)	(70.1)	(729,120)	(102,694)	(68.2)
Cost of operations(2) (including cost from related parties of RMB883, RMB386 and RMB1,069 for the years ended December 31, 2021, 2022 and 2023 respectively)	(88,049)	(10.9)	(83,995)	(8.5)	(66,874)	(9,419)	(6.3)
Total cost of services	(650,130)	(80.7)	(777,267)	(78.6)	(795,994)	(112,113)	(74.5)
Sales and marketing expenses(2) (including expenses from related parties of RMB124, nil and nil for the years ended December 31, 2021, 2022 and 2023, respectively)	(143,460)	(17.8)	(134,308)	(13.6)	(131,709)	(18,551)	(12.3)
Research and development expenses (including expenses from related parties of RMB685, RMB871 and RMB548 for the years ended December 31, 2021, 2022 and 2023, respectively)	(132,427)	(16.4)	(113,965)	(11.5)	(94,717)	(13,341)	(8.9)
General and administrative expenses	(137,533)	(17.1)	(102,831)	(10.4)	(99,518)	(14,017)	(9.3)
Impairment of goodwill and intangible assets acquired from business acquisition	—	—	(13,327)	(1.3)	—	—	—
Loss from operations	(258,503)	(32.0)	(152,023)	(15.4)	(52,525)	(7,399)	(5.0)
Net interest (expenses)/income	(4,193)	(0.5)	(3,724)	(0.4)	6,853	965	0.6
Others, net	58,020	7.2	20,578	2.1	18,598	2,619	1.7
Loss before income tax	(204,676)	(25.3)	(135,169)	(13.7)	(27,074)	(3,815)	(2.7)
Income tax benefits	582	0.1	918	0.1	28	4	0.0
Net loss	(204,094)	(25.2)	(134,251)	(13.6)	(27,046)	(3,811)	(2.7)
Less: net loss attributable to noncontrolling interests	(4,309)	(0.5)	(9,944)	(1.0)	(274)	(39)	(0.0)
Net loss attributable to Jianpu Technology Inc.	(199,785)	(24.7)	(124,307)	(12.6)	(26,772)	(3,772)	(2.7)
Accretion of mezzanine equity	—	—	(7,353)	(0.7)	—	—	—
Net loss attributable to Jianpu’s shareholders	(199,785)	(24.7)	(131,660)	(13.3)	(26,772)	(3,772)	(2.7)

Note:

(1)

Starting from the year of 2022, we updated the description of our revenue stream advertising, marketing and other services as marketing and other services, to provide more relevant and clear information. We also updated the revenue description in comparative years to conform to the current classification.

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

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Total revenues. Our total revenues increased by 8.1% to RMB1,069.4 million (US$150.6 million) in 2023 from RMB989.7 million in 2022, primarily due to the increase in revenues from marketing and other services.

●	Revenues from recommendation services increased by 1.7% to RMB744.4 million (US$104.9 million) in 2023 from RMB731.7 million in 2022, primarily due to the increases in revenues from recommendation services for loan products.
●	Revenues from recommendation services for credit cards decreased by 15.4% to RMB400.6 million (US$56.4 million) in 2023 from RMB473.7 million in 2022. Credit card volume for recommendation services in 2023 was approximately 3.5 million, representing a 16.7% decrease from 2022, primarily because certain credit card issuers lowered their marketing budget from the second quarter of 2023. The average fee per credit card for recommendation services was RMB114.2 (US$16.1) in 2023, compared with that of RMB113.6 in 2022.
●	Revenues from recommendation services for loans increased by 33.2% to RMB 343.8 million (US$48.4 million) in 2023 from RMB258.1 million in 2022, mainly due to the increase in the number of loan applications. The number of loan applications on our platform was approximately 22.9 million in 2023, representing a 29.4% increase from 2022. The average fee per loan application was RMB15.0 (US$2.1) and RMB14.6 in the fiscal years of 2023 and 2022, respectively.
●	Revenue from big data and system-based risk management services decreased by 11.1% to RMB86.1 million (US$12.1 million) in 2023 from RMB96.9 million in 2022, mainly due to the deconsolidation of Newsky Wisdom in the second quarter of 2023.
●	Revenues from marketing and other services increased by 48.4% to RMB238.9 million (US$33.6 million) in 2023 from RMB161.0 million in 2022, primarily due to the growth of the insurance brokerage services and other new businesses.

Cost of promotion and acquisition. Our cost of promotion and acquisition increased by 5.2% to RMB729.1 million (US$102.7 million) in 2023 from RMB693.3 million in 2022. The increase was in line with the growth of our revenues generated from recommendation services and marketing and other services.

Cost of operation. Our cost of operation decreased by 20.4% to RMB66.9 million (US$9.4 million) in 2023 from RMB84.0 million in 2022. The decrease was primarily attributable to a decrease from RMB21.5 million in 2022 to RMB9.1 million (US$1.3 million) in software development and maintenance costs related to the big data and system-based risk management services, which resulted from the deconsolidation of Newsky Wisdom, as well as a decrease from RMB47.4 million in 2022 to RMB41.3 million (US$5.8 million) in data acquisition costs in line with the decrease in revenue generated from big data and system-based risk management services, partially offset by an increase from RMB2.6 million in 2022 to RMB4.5 million (US$0.6 million) in 2023 in call center outsourcing costs.

Sales and marketing expenses. Our sales and marketing expenses decreased by 1.9% to RMB131.7 million (US$18.6 million) in 2023 from RMB134.3 million in 2022. The decrease was primarily due to a decrease from RMB84.5 million in 2022 to RMB77.0 million (US$10.8 million) in 2023 in payroll expenses resulting from our continued efforts in cost optimization and a decrease from RMB7.6 million in 2022 to RMB4.0 million (US$0.6 million) in 2023 in rental expenses, partially offset by an increase from RMB25.8 million in 2022 to RMB35.6 million (US$5.0 million) in 2023 in client service-related expenses.

Research and development expenses. Our research and development expenses decreased by 16.9% to RMB94.7 million (US$13.3 million) in 2023 from RMB114.0 million in 2022, primarily due to a decrease from RMB102.5 million in 2022 to RMB87.8 million (US$12.4 million) in 2023 in payroll expenses resulting from our continued efforts in cost optimization, a decrease from RMB3.6 million in 2022 to RMB1.0 million (US$0.1 million) in professional fees in 2023 and a decrease from RMB2.3 million in 2022 to RMB0.6 million (US$0.1 million) in rental fees in 2023 resulting from our continued efforts in cost optimization.

General and administrative expenses. Our general and administrative expenses were RMB99.5 million (US$14.0 million) in 2023, which remained relatively stable as compared to RMB102.8 million in 2022.

Impairment of goodwill and intangible assets acquired from business acquisition. There was no impairment of goodwill and intangible assets acquired from business acquisition in the fiscal year of 2023. Our impairment of goodwill and intangible assets acquired from business acquisition was RMB13.3 million in the fiscal year of 2022, which was the impairment of the goodwill and intangible assets of an acquired subsidiary, Newsky Wisdom, all of which 50.5% equity interests we previously held have been successively disposed of by us in May 2023 and October 2023.

Others, net. Our others, net represented a gain of RMB18.6 million (US$2.6 million) in the fiscal year of 2023, decreasing by 9.7% from RMB20.6 million in the fiscal year of 2022. We recognized an investment gain of RMB12.6 million (US$1.8 million) resulting from the disposal of Newsky Wisdom in the fiscal year 2023, an investment gain of RMB 1.7 million (US$0.2 million) from the investment in Conflux Global and a gain from tax benefit for value-added tax of RMB1.5 million (US$0.2 million); while we recognized a gain from tax benefit for value-added tax of RMB12.0 million, an investment gain of RMB23.1 million resulting from the deconsolidation of Databook and an impairment loss of RMB17.8 million on other long term investments in the fiscal year of 2022.

Net loss. As a result of the foregoing, we had a net loss of RMB27.0 million (US$3.8 million) in 2023, compared with a net loss of RMB134.3 million in 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Total revenues. Our total revenues increased by 22.9% to RMB989.7 million in 2022 from RMB805.0 million in 2021, primarily due to the further recovery of revenues in both loan products recommendation services and credit card recommendation services and revenues from marketing and other services, partially offset by a decrease in revenue derived from big data and system-based risk management services.

●	Revenues from recommendation services increased by 27.2% to RMB731.7 million in 2022 from RMB575.2 million in 2021, due to the increases in revenues from recommendation services for both credit cards products and loan products.
●	Revenues from recommendation services for credit cards increased by 16.2% to RMB473.7 million in 2022 from RMB407.8 million in 2021. Credit card volume for recommendation services in 2022 was approximately 4.2 million, representing a 12.7% increase from 2021. The average fee per credit card for recommendation services was RMB113.6 in 2022, compared with that of RMB109.8 in 2021.

●	Revenues from recommendation services for loans increased by 54.1% to RMB258.1 million in 2022 from RMB167.5 million in 2021, mainly due to the increase in both the number of loan applications on our domestic platform and average fee per loan application, partially offset by less contribution of loan recommendation revenue generated from overseas markets. The number of loan applications on our platform was approximately 17.7 million in 2022, representing a 30.1% increase from 2021. The recommendation revenue of loans generated from overseas markets was 1% of total loan recommendation revenues in 2022, which percentage is less than that of 7.6% in 2021. The global COVID-19 pandemic and the associated inability to travel globally has negatively impacted our overseas business in this period.
●	Revenue from big data and system-based risk management services decreased by 25.7% to RMB96.9 million in 2022 from RMB130.4 million in 2021, mainly due to the COVID-19 impacts on our cooperation with customers as well as product adjustments.
●	Revenues from marketing and other services increased by 62.0% to RMB161.0 million in 2022 from RMB99.4 million in 2021, primarily due to the growth of our insurance brokerage services and other new business initiatives.

Cost of promotion and acquisition. Our cost of promotion and acquisition increased by 23.3% to RMB693.3 million in 2022 from RMB562.1 million in 2021. The increase was in line with the growth of our revenues generated from recommendation services and marketing and other services.

Cost of operation. Our cost of operation decreased by 4.5% to RMB84.0 million in 2022 from RMB88.0 million in 2021. The decrease was primarily attributable to a decrease from RMB4.5 million in 2021 to RMB0.5 million in 2022 in depreciation expenses and the decrease from RMB3.5 million in 2021 to RMB2.1 million in 2022 in payroll costs, partially offset by an increase from RMB0.1 million in 2021 to RMB2.6 million in 2022 in call center outsourcing costs.

Sales and marketing expenses. Our sales and marketing expenses decreased by 6.4% to RMB134.3 million in 2022 from RMB143.5 million in 2021. The decrease was primarily due to a decrease from RMB101.8 million in 2021 to RMB84.5 million in 2022 in payroll expenses, a decrease from RMB9.4 million in 2021 to RMB7.6 million in 2022 in rental expenses and a decrease from RMB3.5 million in 2021 to RMB2.4 million in 2022 in traveling expenses resulting from our continued efforts in cost optimization, partially offset by an increase from RMB11.0 million in 2021 to RMB25.8 million in 2022 in client service-related expenses.

Research and development expenses. Our research and development expenses decreased by 13.9% to RMB114.0 million in 2022 from RMB132.4 million in 2021, primarily due to a decrease from RMB119.1 million in 2021 to RMB102.5 million in 2022 in payroll expenses resulting from our continued efforts in cost optimization.

General and administrative expenses. Our general and administrative expenses decreased by 25.2% to RMB102.8 million in 2022 from RMB137.5 million in 2021. The decrease was primarily attributable to a decrease from RMB39.6 million in 2021 to RMB25.3 million in 2022 in professional fees, a decrease from RMB15.4 million in 2021 to RMB3.8 million in 2022 in share-based compensation expenses and a decrease from RMB59.8 million in 2021 to RMB51.6 million in 2022 in payroll costs resulting from our continued efforts in cost optimization, partially offset by an increase from negative RMB0.8 million in 2021 to RMB2.0 million in 2022 in credit loss expenses.

Impairment of goodwill and intangible assets acquired from business acquisition. Our impairment of goodwill and intangible assets acquired from business acquisition was RMB13.3 million in the fiscal year of 2022, which was the impairment of the goodwill and intangible assets of an acquired subsidiary, Newsky Wisdom, all of which 50.5% equity interests we previously held have been successively disposed of by us in May 2023 and October 2023. There was no such impairment loss in 2021.

Others, net. Our others, net represented a gain of RMB20.6 million in the fiscal year of 2022, decreasing by 64.5% from RMB58.0 million in the prior year. We recognized a gain from tax benefit for value-added tax of RMB12.0 million, an investment gain of RMB23.1 million resulting from the deconsolidation of one of its subsidiaries1 and an impairment loss of RMB17.8 million on investments in the fiscal year of 2022; while we recognized a realized investment gain of RMB51.1 million from the investment in Conflux Global, a decentralized applications block-chain solution provider, in the prior year. Please refer to Note 15 to our consolidated financial statements for further details.

Net loss. As a result of the foregoing, we had a net loss of RMB134.3 million in 2022, compared with a net loss of RMB204.1 million in 2021.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 3 of our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

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

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in)/provided by operating activities	(294,588)	(154,595)	4,266	599
Net cash provided by/(used in) investing activities	36,509	(39,926)	568	80
Net cash provided by/(used in) financing activities	23,380	63,069	(17,236)	(2,427)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(10,580)	33,265	4,056	573
Net decrease in cash and cash equivalents and restricted cash	(245,279)	(98,187)	(8,346)	(1,175)
Cash and cash equivalents and restricted cash at beginning of the year	699,185	453,906	355,719	50,102
Including:
Cash and cash equivalents at beginning of the year	549,979	444,933	346,539	48,809
Restricted cash at beginning of the year	149,206	8,973	9,180	1,293
Cash and cash equivalents and restricted cash at end of the year	453,906	355,719	347,373	48,927
Including:
Cash and cash equivalents at end of the year	444,933	346,539	344,569	48,532
Restricted cash at end of the year	8,973	9,180	2,804	395

As of December 31, 2021, 2022 and 2023, respectively, our cash and cash equivalents and restricted cash were RMB453.9 million, RMB355.7 million and RMB347.4 million (US$48.9 million). Our cash and cash equivalents mainly represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, with no restrictions imposed by banks or other financial institutions on withdrawal or use, and have original maturities of three months or less. As of December 31, 2021, 2022 and 2023, our restricted cash was RMB9.0 million, RMB9.2 million and RMB2.8 million (US$0.4 million), respectively. Restricted cash represents cash that is restricted as to withdrawal or use for current operations. As of December 31, 2023, our cash and cash equivalents were held in both mainland China and jurisdictions outside of mainland China, with the majority held in jurisdictions outside of mainland China. Our cash and cash equivalents placed with financial institutions are insured by the deposit insurances adopted by the financial institutions in those jurisdictions to the extent required by applicable laws and general practices.

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

In addition, under laws and regulations in mainland China, our subsidiaries in mainland China and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. The amounts restricted include the paid-up capital and the statutory reserve funds of our subsidiaries in mainland China and the net assets of the VIEs in which we have no legal ownership, totaling RMB133.3 million, RMB142.3 million and RMB73.6 million (US$10.4 million) as of December 31, 2021, 2022 and 2023, respectively.

We believe our current cash and cash equivalents will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. In the foreseeable future, we intend to fund our existing and future material cash requirements with our existing cash balance, bank loans including the remaining credit line available to certain of our subsidiaries in mainland China as described in Note 14 to the consolidated financial statements included elsewhere in this annual report and operational cash inflows to meet our anticipated needs for general corporate purposes. After our IPO, we generally enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We may make additional capital contributions to our subsidiaries in mainland China, establish new subsidiaries in mainland China and make capital contributions to these new subsidiaries in mainland China, make loans to our subsidiaries in mainland China, or acquire offshore entities with business operations in China in offshore transactions. However, most of these actions are subject to applicable approval or registration requirements under laws and regulations in mainland China. For example:

●	capital contributions to our subsidiaries in mainland China are subject to registration with the State Administration for Market Regulation or its local counterpart and registration with local bank authorized by SAFE; and
●	loans by us to our subsidiaries in mainland China to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches.

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Exchange.”

Jianpu Technology Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in mainland China and the VIEs. Under mainland China law, Jianpu Technology Inc. may provide funding to our subsidiaries in mainland China only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. In the years ended December 31, 2021, 2022 and 2023, Jianpu Technology Inc. extended loans with outstanding principal amount of nil, RMB40.4 million and RMB14.5 million (US$2.0 million), respectively, to our intermediate holding companies and subsidiaries, and received repayments of RMB25.1 million, RMB51.9 million and RMB9.6 million (US$1.4 million), respectively. In the years ended December 31, 2021, 2022 and 2023, the VIEs received RMB1.0 million, nil and nil, respectively, as capital investment (in the form of loans extended to nominee shareholders from our subsidiaries in mainland China) or as loans from our subsidiaries in mainland China. The VIEs may transfer cash to our subsidiaries in mainland China by paying service fees according to the contractual arrangements. For the years ended December 31, 2021, 2022 and 2023, no assets other than cash were transferred through our organization, neither our subsidiaries in mainland China nor the VIEs made cash dividends or other distributions to Jianpu Technology Inc. or its offshore subsidiaries, and no dividends or other distributions were made to U.S. investors. See “Item 3. Key Information—Cash Flows through Our Organization” for more details.

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

As of December 31, 2022 and 2023, our short-term borrowings were RMB253.5 million and RMB236.2 million (US$33.3 million), respectively. Our short-term borrowings, which have maturities of fewer than 12 months, represent bank loans denominated in Renminbi with fixed annual interest rate ranging 3.7%~4.05% and secured by short-term time deposits of Jianpu (Hong Kong) Limited. We are subject to certain restrictions in using such short-term borrowings, according to which the short-term borrowings should be used only in daily business operation. No covenants exist in relation to short-term borrowings.

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2023 was RMB4.3 million (US$0.6 million), as compared to net loss of RMB27.0 million (US$3.8 million) for the same year. The principal changes in operating assets and liabilities mainly included (i) a decrease of RMB21.7 million (US$3.1 million) in account receivable due to enhanced efficiency in our receivables management processes; (ii) an increase of RMB11.4 million (US$1.6 million) in prepayments and other current assets, an increase of RMB9.8 million (US$1.4 million) in account payable and an increase of RMB9.9 million (US$1.4 million) in accrued expenses and other current liabilities resulting from our continued efforts in liquidity management. The principal non-cash items affecting the difference between our net loss and our net cash used in operating activities in 2023 were RMB14.8 million (US$2.1 million) of investment income primarily due to deconsolidation of our subsidiaries, partially offset by RMB4.3 million (US$0.6 million) of share-based compensation expenses and RMB4.4 million (US$0.6 million) of depreciation and amortization expenses.

Net cash used in operating activities for the year ended December 31, 2022 was RMB154.6 million, as compared to net loss of RMB134.3 million for the same year. The principal changes in operating assets and liabilities mainly included (i) an increase of RMB16.8 million in accounts receivable due to business growth; and (ii) a decrease of RMB15.7 million in amounts due to related party resulting from transactions with RONG360; (iii) a decrease of RMB10.7 million in accrued expenses and other current liabilities in line with decrease of operating expenses resulting from our continued efforts in cost optimization. The principal non-cash items affecting the difference between our net loss and our net cash used in operating activities in 2022 were RMB23.4 million of investment income primarily due to deconsolidation of one of our subsidiaries, partially offset by RMB17.8 million of investment impairment loss and RMB13.3 million of impairment loss of goodwill and intangible assets acquired from business combination.

Net cash used in operating activities for the year ended 31, 2021 was RMB294.6 million, as compared to net loss of RMB204.1 million for the same year. The principal changes in operating assets and liabilities included (i) a decrease of RMB68.3 million in accrued expenses and other current liabilities due to a RMB60.0 million payment of Databook, a subsidiary of us at that time, for the investigation concluded in January 2021; (ii) an increase of RMB35.7 million in accounts receivable due to the growth of our recommendation, insurance brokerage and other marketing services; and (iii) an increase of RMB19.8 million in amounts due to related party resulting from transactions with RONG360 and an increase of RMB19.6 million in accounts payable resulting from the increase of cost of promotion and acquisition related to our business expansion. The principal non-cash items affecting the difference between our net loss and our net cash used in operating activities in 2021 were RMB51.1 million of investment income, partially offset by RMB17.4 million of share-based compensation expenses and RMB11.1 million of depreciation and amortization expenses.

Investing Activities

Net cash provided by investing activities for the year ended December 31, 2023 was RMB0.6 million (US$0.1 million), primarily due to a net cash inflow of RMB11.8 million (US$1.7 million) from deconsolidation of our subsidiaries, partially offset by a net cash outflow of RMB10.0 million (US$1.4 million) from purchase of restricted time deposits.

Net cash used in investing activities for the year ended December 31, 2022 was RMB39.9 million, primarily due to a net cash outflow of RMB45.5 million from purchase of restricted time deposits, partially offset by a net cash inflow of RMB5.1 million from deconsolidation of one of our subsidiaries.

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

Financing Activities

Net cash used in financing activities for the year ended December 31, 2023 was RMB17.2 million (US$2.4 million), including a net cash outflow of RMB17.3 million (US$2.4 million) of repayment of short-term borrowings.

Net cash provided by financing activities for the year ended December 31, 2022 was RMB63.1 million, including a net cash inflow of RMB71.6 million of short-term borrowings that we incurred to fund and boost our business growth, partially offset by a cash outflow of RMB8.7 million resulting from purchase of additional shares held by noncontrolling interests shareholder.

Net cash provided by financing activities for the year ended December 31, 2021 was RMB23.4 million, including a net cash inflow of RMB23.4 million of short-term borrowings that we incurred to fund and boost our business growth.

Material Cash Requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our capital expenditures and operating lease commitments.

Our capital expenditures are primarily incurred for purchases of intangible assets, property and equipment. Our capital expenditures were RMB3.1 million in 2021, RMB1.8 million in 2022 and RMB2.1 million (US$0.3 million) in 2023.

Our operating lease commitments represent leases for our office premises. The following table sets forth our operating lease agreements as of December 31, 2023:

	Less than
	Total		1 Year		1–3 Years		3–5 Years		More than 5 Years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

	(in thousands)
Operating lease commitments	3,866	545	3,731	526	135	19	—	—	—	—

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2023.

Holding Company Structure

Jianpu Technology Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in mainland China and the VIEs in mainland China. As a result, Jianpu Technology Inc.’s ability to pay dividends depends upon dividends paid by our subsidiaries in mainland China. If our existing subsidiaries in mainland China or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in mainland China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the accounting standards and regulations in mainland China. Under mainland China law, each of our subsidiaries and the VIEs in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries and the VIEs may allocate a portion of their after-tax profits based on mainland China accounting standards to discretionary surplus funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. For the years ended December 31, 2021, 2022 and 2023, profit appropriation to statutory surplus fund for our entities incorporated in mainland China was approximately RMB0.1 million, nil and nil, respectively. No appropriation to other reserve funds was made for any of the years presented. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by the SAFE. Our subsidiaries in mainland China have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Data and Technology” and “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2024 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies, Judgments and Estimates.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Daqing (David) Ye	51	Co-Founder, Chairman and Chief Executive Officer
Jiayan Lu	48	Co-Founder and Director
Caofeng Liu	41	Co-Founder, Director and Chief Technology Officer
Yilü (Oscar) Chen	49	Director and Chief Financial Officer
Ting Bun Denny Lee	56	Independent Director
Xiaoyan Zhang	47	Independent Director
Kuang-yu (Jeff) Liao	64	Independent Director

Mr. Daqing (David) Ye has served as the chairman of our board of directors and our chief executive officer since October 2017. He is a co-founder of RONG360, and has served as its chairman since its inception. Mr. Ye has also served as an independent non-executive director of Zero2IPO Holdings Inc. (HKEX: 1945) since June 2023. He has 20 years of experience in operations and management of internet business and consumer financial institutions in China and the United States. Before founding our company, he served as head of marketing for PayPal, China from 2009 to 2011, director of digital marketing capabilities of American Express Company’s, Risk, Information & Banking Group in New York from 2007 to 2009, and senior manager of marketing analysis at AOL Inc. from 2004 to 2007. Mr. Ye started his career as a risk data analyst at Capital One Financial Corporation’s risk strategy and analysis team in 1998, and later worked as a credit risk manager at Global Credit Assurance & Consulting team, and managed statisticians and data analysts at the acquisition marketing team of Capital One’s Under Served Markets group from 2000 to 2004. Mr. Ye received a bachelor’s degree in engineering from Hunan University in China and a master’s degree in finance from the George Washington University in the United States. He is an EMBA candidate at the PBC School of Finance, Tsinghua University.

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

Mr. Yilü (Oscar) Chen has served as our director since May 2019 and as our chief financial officer since October 2017, and before that RONG360 Inc.’s chief financial officer. In addition, Mr. Chen is expected to serve as an independent non-executive director of Mobvoi Inc., effective upon the listing of Mobvoi Inc. on the Hong Kong Stock Exchange. Mr. Chen served as the chief financial officer of Jia.com from July 2015 to November 2016. Prior to that, Mr. Chen served as executive director at Fosun Kinzon Capital from July 2014 to July 2015, executive director at Goldman Sachs Gao Hua Securities from 2006 to 2014, vice president at Changjiang BNP Paribas Peregrine from 2005 to 2006, assistant general manager of the investment banking division at China Southern Securities Co., Ltd. from 2000 to 2005 and assistant audit manager at KPMG from 1997 to 2000. Mr. Chen received a bachelor’s degree in international business management from Shanghai University of International Business and Economics in 1997.

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

Mr. Kuang-yu (Jeff) Liao has served as our independent director since November 2018. Mr. Liao has 30 years of experience in operations and senior management across online payments, E-commerce and consumer finance in Greater China. He served as the head of Apple Pay Asia from November 2014 to March 2018. In the ten years before he joined Apple Pay Asia, Mr. Liao held several senior executive positions at global technology companies, including head of Visa China, CEO of eBay Greater China, head of PayPal China and general manager at Standard Chartered Consumer Bank China. Prior to that, he also held key posts at GE Capital, Citicorp and American Express in Hong Kong and Taiwan. Currently, Mr. Liao serves as an independent director of Zizaike.com, a privately held company that operates an online marketplace for hospitality service. Mr. Liao received a bachelor’s degree in chemical engineering from Tsing Hua University (Taiwan) in 1982 and graduate study in material science from San Jose State University in 1987.

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

For the year ended December 31, 2023, we paid an aggregate of approximately RMB14.9 million (US$2.1 million) in cash to our executive officers and directors. For share incentive grants to our officers and directors, see “—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our subsidiaries in mainland China are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

We assumed all outstanding share incentive awards issued under the RONG360 2012 Plan and administered the assumed awards pursuant to the Global Share Plan. As of February 29, 2024, a total of 23,474,169 awards (8,549,745 of which are exercisable), including the share awards succeeding from the RONG360 2012 Share Plan, has been granted under the Global Share Plan to our directors, employees and other eligible persons, and a total of 51,454,281 awards (23,924,595 of which are exercisable) has been granted under the 2017 Share Incentive Plan to our directors, management executives and employees.

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

Term of the Awards. The term of each option granted under our Global Share Plan may not exceed twelve years from date of the grant. The term of share purchase rights granted under our Global Share Plan is set forth in the share purchase agreement.

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

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the award agreement.

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

The following table summarizes, as of February 29, 2024, the outstanding options that were granted to our directors, executive officers and other grantees in the aggregate under the Global Share Plan and the 2017 Plan:

	Ordinary Shares
	Underlying
	Outstanding	Exercise Price
Name	Options	(US$/Share)	Grant Date	Expiration Date
Daqing (David) Ye	*	0.01	December 2017, December 2019, December 2021, January 2022, December 2022 and January 2023	December 2027, December 2029, December 2031 and January 2032, December 2032 and January 2033
Jiayan Lu	*	0.01	December 2017, December 2019, December 2021, January 2022, December 2022 and January 2023	December 2027, December 2029, December 2031, January 2032, December 2032 and January 2033
Caofeng Liu	*	0.01	December 2017, December 2019, December 2021, January 2022, December 2022 and January 2023	December 2027, December 2029, December 2031, January 2032, December 2032 and January 2033
Yilü (Oscar) Chen	6,785,736	0.01-0.21	April 2017, December 2017, December 2019, December 2021, January 2022, December 2022 and January 2023	April 2027, December 2027, December 2029, December 2031, January 2032, December 2032 and January 2033
Ting Bun Denny Lee	*	0.01	November 2017, December 2019, December 2021, January 2022, December 2022 and January 2023	November 2027, December 2029, December 2031 and January 2032, December 2032 and January 2033
Xiaoyan Zhang	*	0.01	February 2018, December 2019, December 2021, January 2022, December 2022 and January 2023	February 2028, December 2029, December 2031 and January 2032, December 2032 and January 2033
Kuang-yu (Jeff) Liao	*	0.01	November 2018, December 2019, December 2021, January 2022, December 2022 and January 2023	November 2028, December 2029, December 2031 and January 2032, December 2032 and January 2033
Other grantees	26,975,269	0.00035-0.80	February 2013 to January 2024	October 2021 to January 2034
Total	47,033,186
*	Less than one percent of our total outstanding shares.

C.	Board Practices

Board of Directors

Our board of directors currently consists of seven members. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Ting Bun Denny Lee, Xiaoyan Zhang and Kuang-yu (Jeff) Liao, and is chaired by Mr. Lee. Mr. Lee, Ms. Zhang and Mr. Liao meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Lee qualifies as an “audit committee financial expert” as set forth under the applicable SEC rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

We have been informed by our Cayman Islands legal counsel that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers, predicated upon the securities laws of the United States or any state in the United States. We have also been advised by our Cayman Islands legal counsel that a judgment obtained in any federal or state court in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is one in respect of which the foreign court had jurisdiction to hear the action in accordance with private international law principles as applied by the courts in the Cayman Islands and the parties subject to such judgment either submitted to such jurisdiction or were resident or carrying on business within such jurisdiction and were duly served with process, (ii) is final and conclusive, (iii) is either for a liquidated sum not in respect of penalties or taxes or a fine or similar fiscal or revenue obligations or, in certain circumstances, for in personam non-money relief, (iv) was not obtained by fraud; and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are fiscal, penal or punitive in nature. Because the courts of the Cayman Islands have yet to rule on whether such judgments are fiscal, penal or punitive in nature, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

A Cayman Islands court may impose civil liability on us or our directors or officers in a suit brought in the Grand Court of the Cayman Islands against us or these persons with respect to a violation of U.S. federal securities laws, provided that the facts surrounding any violation constitute or give rise to a cause of action under Cayman Islands law.

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

Our PRC legal counsel has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law, which was most recently amended on September 1, 2023 and took effect on January 1, 2024. mainland China courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between mainland China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Mainland China does not have any treaties or other written form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. As such, the mainland China courts will review and determine the applicability of the reciprocity principle on a case-by-case basis and the length of the procedure is uncertain. In addition, according to the PRC Civil Procedures Law, courts in mainland China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of mainland China law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a mainland China court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on mainland China law against a company in mainland China for disputes if they can establish sufficient nexus to mainland China for a mainland China court to have jurisdiction, and meet other procedural requirements. It will be, however, difficult for U.S. shareholders to originate actions against us in mainland China in accordance with mainland China laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to mainland China for a mainland China court to have jurisdiction as required under the PRC Civil Procedures Law. In addition to the aforesaid substantial uncertainties, the foreign shareholders seeking the enforcement of a foreign judgement in mainland China courts could incur substantial legal and other costs that may be material to the shareholders. Shareholders could potentially spend a considerable amount of time and other resources to go through the recognition and enforcement procedure, which may be a significant burden for the shareholders, but with no assurance of ultimate success.

D.	Employees

We had 708, 586 and 393 employees as of December 31, 2021, 2022 and 2023, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2021, 2022 and 2023:

	As of December 31,
Function:	2021	2022	2023
Sales and marketing	303	248	148
Research and development	246	189	122
Operations	68	48	42
General administration	91	101	81
Total	708	586	393

As of December 31, 2023, we had 313 employees in Beijing, nine employees in Shanghai, five employees in Shenzhen and another 66 employees in various other places in China and overseas.

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

The following table sets forth information concerning the beneficial ownership of our ordinary shares on an as-converted basis as of February 29, 2024 for:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own 5% or more of our ordinary shares.

The calculations in the table below are based on 422,458,800 ordinary shares outstanding as of February 29, 2024, including (i) 353,087,835 Class A ordinary shares; and (ii) 69,370,965 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A	Class B	Total ordinary	% of total	% of
	ordinary	ordinary	shares on an as	ordinary	aggregate
	shares	shares	converted basis	shares	voting power
Directors and Executive Officers: **
Daqing (David) Ye(1)	7,508,957	29,254,625	36,763,582	8.7	28.6
Jiayan Lu(2)	3,396,457	28,738,439	32,134,896	7.6	27.7
Caofeng Liu(3)	3,343,837	11,377,901	14,721,738	3.5	11.2
Yilü (Oscar) Chen(4)	6,508,956	—	6,508,956	1.5	0.6
Denny Ting Bun Lee(5)	*	—	*	*	*
Xiaoyan Zhang	*	—	*	*	*
Kuang-yu (Jeff) Liao(6)	*	—	*	*	*
All directors and executive officers as a group	22,073,207	69,370,965	91,444,172	20.9	67.5
Principal Shareholders:
Investment funds affiliated with HongShan(7)	62,337,346	—	62,337,346	14.8	6.0
Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P.(8)	46,220,145	—	46,220,145	10.9	4.4
Entities affiliated with Chenchao Zhuang’s family(9)	40,975,830	—	40,975,830	9.7	3.9
Sailing Capital Overseas Investments Fund, LP(10)	32,569,064	—	32,569,064	7.7	3.1
JYLu Holdings Ltd.(2)	—	28,738,439	28,738,439	6.8	27.5
Morgan Stanley(11)	27,337,840	—	27,337,840	6.5	2.6
Article Light Limited(12)	26,536,229	—	26,536,229	6.3	2.5
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

(1)

Represents (i) 1,035,720 Class A ordinary shares in the form of ADSs, (ii) 17,663,915 Class B ordinary shares held by LEFT BK Holdings Ltd., (iii) 4,000,000 Class A ordinary shares, (iv) 11,590,710 Class B ordinary shares held by Mount Bonnell Limited and (v) 2,473,237 Class A ordinary shares issuable upon exercise of options and vesting of restricted shares within 60 days after the date of February 29, 2024. LEFT BK Holdings Ltd. is a British Virgin Islands company wholly owned by Mr. Daqing Ye. Mount Bonnell Limited is a British Virgin Islands company wholly owned by Ms. Dawei Huang, who is Mr. Ye’s wife. The registered office of each of these entities is at Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.

(2)

Represents (i) 1,035,720 Class A ordinary shares in the form of ADSs, (ii) 28,738,439 Class B ordinary shares held by JYLu Holding Ltd. and (iii) 2,360,737 Class A ordinary shares issuable upon exercise of options and vesting of restricted shares within 60 days after the date of February 29, 2024. JYLu Holding Ltd. is a British Virgin Islands company wholly owned by Mr. Jiayan Lu with its registered office at Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.

(3)

Represents (i) 870,600 Class A ordinary shares in the form of ADSs, (ii) 11,377,901 Class B ordinary shares held by CFLIU Holdings Ltd. and (iii) 2,473,237 Class A ordinary shares issuable upon exercise of options and vesting of restricted shares within 60 days after the date of February 29, 2024. CFLIU Holdings Ltd. is a British Virgin Islands company wholly owned by Mr. Caofeng Liu with its registered office at Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.

(4)

Represents (i) 1,035,720 Class A ordinary shares in the form of ADSs held by Maple Evergreen Limited and (ii) 5,473,236 Class A ordinary shares issuable upon exercise of options and vesting of restricted shares within 60 days after the date of February 29, 2024. Maple Evergreen Limited is a British Virgin Islands company wholly owned by Mr. Yilü (Oscar) Chen with its registered office at Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(5)	The business address of Mr. Ting Bun Denny Lee is No. 4 Dianthus Road, Yau Yatchuen, Kowloon, Hong Kong.
(6)	The business address of Mr. Kuang-yu (Jeff) Liao is 9/F, No. 8, Lane 103, Neihu Road, Sec 2, Taipei, Taiwan.
(7)

Represents (i) 11,219,660 Class A ordinary shares in the form of ADSs and 44,732,810 Class A ordinary shares held by HSG CV IV Holdco, Ltd. and (ii) 1,280,300 Class A ordinary shares in the form of ADSs and 5,104,576 Class A ordinary shares held by HSG GF Holdco III-A, Ltd. HSG CV IV Holdco, Ltd. is an exempted company with limited liability incorporated under the laws of the Cayman Islands that is wholly owned by HSG CV IV Senior Holdco, Ltd., which is wholly owned by HongShan Capital Venture Fund IV, L.P., whose general partner is HSG Venture IV Management, L.P. HSG GF Holdco III-A, Ltd. is an exempted company with limited liability incorporated under the laws of the Cayman Islands that is wholly owned by HongShan Capital Growth Fund III, L.P., whose general partner is HSG Growth III Management, L.P. HSG Holding Limited acts as the general partner of each of HSG Venture IV Management, L.P. and HSG Growth III Management, L.P. HSG Holding Limited is wholly owned by SNP China Enterprises Limited, whose sole owner and sole director is Nan Peng Shen. The business address of each of HSG CV IV Holdco, Ltd. and HSG GF Holdco III-A, Ltd. is Maples Corporate Services Limited, PO BOX 309, Ugland house, Grand Cayman, KY1-1104, Cayman Islands.

(8)

Represents (i) 4,994,860 Class A ordinary shares in the form of ADSs and 35,665,003 Class A ordinary shares held by Lightspeed China Partners I, L.P. and (ii) 688,080 Class A ordinary shares in the form of ADSs and 4,872,202 Class A ordinary shares held by Lightspeed China Partners I-A, L.P. The voting and dispositive power over the ordinary shares held by Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. is controlled by their general partner, Lightspeed China Partners I GP, LLC. Mr. James Qun Mi and Mr. Ronald Cao are the managing directors of Lightspeed China Partners I GP, LLC and together hold all shareholder voting rights in Lightspeed China Partners I GP, LLC. Mr. Mi disclaims beneficial ownership of the shares held by Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P., except to the extent of his pecuniary interests therein. The business address of each of Lightspeed China Partners I, L.P., Lightspeed China Partners I-A, L.P. and Lightspeed China Partners I GP, LLC is Unit 2902-2907, 5 Corporate Avenue, 150 Hubin Road, Shanghai, China 200020.

(9)

Represents (i) 29,225,830 Class A ordinary shares held by Sun Flower Information Technology Ltd., a British Virgin Islands company wholly owned by the family of Mr. Chenchao Zhuang, and (ii) 500,000 Class A ordinary shares in the form of ADSs and 11,250,000 Class A ordinary shares held by Lucky Fish Information Technology Limited, a British Virgin Islands company wholly owned by the family of Mr. Chenchao Zhuang. The registered office of each of these entities is at Craigmuir Chambers, Road Town, Tortola, British Virgin Islands. The business address of Mr. Zhuang is 7/F CityChamp Building, No. 12 Taiyanggong Middle Road, Chaoyang, Beijing, 100028.

(10)

Represents (i) 29,661,220 Class A ordinary shares in the form of ADSs and four Class A ordinary shares held by Torch International Investment Ltd., (ii) 2,595,340 Class A ordinary shares in the form of ADSs held by Rosy Parade Limited and (iii) 312,500 Class A ordinary shares held by MJM International Limited. Torch International Ltd. is a direct and controlled subsidiary of Sailing Capital Overseas Investments Fund, LP, a Cayman Islands limited partnership. MJM International Limited and Rosy Parade Limited are affiliates of Torch International Ltd. Because of Sailing Capital Overseas Investments Fund, LP’s relationship with Torch International Investment Ltd., Rosy Parade Limited and MJM International Limited, Sailing Capital Overseas Investments Fund, LP may be deemed to have beneficial ownership of the Class A ordinary shares directly held by Torch International Investment Ltd., Rosy Parade Limited and MJM International Limited. None of Torch International Investment Ltd., Rosy Parade Limited or MJM International Limited has the power to direct Sailing Capital Overseas Investments Fund, LP to vote or dispose of the Class A ordinary shares. James Xiao Dong Liu functions as the general partner of Sailing Capital Overseas Investments Fund, LP. The business address of Sailing Capital Overseas Investments Fund, LP is Unit 2006-08, Harbour Centre, 25 Harbour Road, Wan Chai, Hong Kong.

(11)

Based on a Form 13F-HR filed by Morgan Stanley on February 13, 2024. Represents 27,337,840 Class A ordinary shares in the form of ADSs owned, or may be deemed to be beneficially owned, by Morgan Stanley Capital Services LLC, a wholly owned subsidiary of Morgan Stanley. The business address of each of Morgan Stanley and Morgan Stanley Capital Services LLC is 1585 Broadway New York, NY 10036, USA.

(12)

Represents 26,536,220 Class A ordinary shares in the form of ADSs and nine Class A ordinary shares held by Article Light Limited, a British Virgin Islands limited company with registered address at Ritter House Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. Article Light Limited is controlled by Yunfeng Fund II, L.P., the controlling person of which is Mr. Yu Feng. The business address of Mr. Yu Feng is 1803-1806, 18th Floor, China Evergrande Centre 38 Gloucester Road, Wanchai, Hong Kong.

To our knowledge, as of February 29, 2024, 220,424,240 of our ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Agreement with RONG360

We have entered into a transitional services agreement with RONG360 with respect to various ongoing relationships between us and RONG360. Pursuant to the transitional services agreement, during the transitional period which was initially 12 months after the effective date of the agreement and has been extended by mutual consent, we provide RONG360 with various corporate support services, including operational, administrative, human resources, legal, accounting and internal control support. The price paid for the operational services provided under the transitional services agreement is based on the actual costs of providing such services. The price paid for the other services is a fixed amount specified in the transitional services agreement.

RONG360 provided us with support for the employees, business contracts and other business resources relating to our current business operations during the transitional period. Furthermore, before the registration procedure of the title transfer of all intellectual property rights relating to our business from RONG360 to us is completed, RONG360 grants us a license to use these rights.

Related Party Transactions

For the year ended December 31, 2023, we generated revenues in the total amount of RMB1.1 million for the loan recommendation services to RONG360, RMB2.1 million for the big data and system-based risk management services to RONG360, and charged administrative expenses of RMB6.0 million to RONG360, including expenses related to operational, administrative, human resources, legal, accounting and internal control.

For the year ended December 31, 2023, RONG360 charged us RMB0.4 million for cost of promotion and acquisition and RMB0.5 million for research and development expenses including expenses related to system development.

As of December 31, 2023, RMB6.9 million was due to RONG360, which reflected the aforementioned related party transactions and related settlement and prepayment between RONG360 and us.

Another related party is our equity investee in which we acquired 35% interest in March 2021, which charged us customer services of RMB1.1 million for service delivered in 2023.

As of December 31, 2023, we had RMB3.5 million due to a related party, from which we obtained contractual control of KTN in October 2018. The balance primarily represented the unpaid consideration as of December 31, 2023, which decreased compared to that as of December 31, 2022 because the related party collected some receivables on our behalf, which have not yet been transferred to us. The related party was owned by two of our founders before September 2020 and is now controlled by one of our founders.

As of December 31, 2023, we also had RMB24 thousand due from other related parties.

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

On February 17, 2021, another putative securities class action was filed against us and certain of our officers in the U.S. District Court for the Southern District of New York: Guttentag v. Jianpu Technology Inc. et al. (Case No. 21-cv-01419). The plaintiffs in the case allege, in sum and substance, that certain of our company’s disclosures since the first quarter of 2018 contained material misstatements and omissions in violation of the Securities Exchange Act of 1934. On July 20, 2021, the lead plaintiff filed an amended class action complaint: Enrique Africa v. Jianpu Technology Inc. et al. (Case No. 21-cv-01419). On September 3, 2021, we filed a motion to dismiss. On September 28, the court granted our motion to dismiss all claims with leave to amend. On November 28, 2022, the lead plaintiff filed the second amended complaint. On January 27, 2023, we filed a motion to dismiss the second amended complaint. On August 23, 2023, the court granted our motion to dismiss the second amended complaint and closed the case.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. For risks and uncertainties relating to the pending case against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We and certain of our directors and officers were named as defendants in certain putative shareholder class action lawsuits and may in the future become involved in additional lawsuits, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

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

Before delisting from the NYSE in March 2024, our ADSs had been listed on the NYSE under the symbol “JT” since November 16, 2017. On October 30, 2020, we changed the ratio of ADSs to Class A ordinary shares, or the ADS Ratio, from two ADSs to five Class A ordinary shares to one ADS to 20 Class A ordinary shares. Except as otherwise indicated, all ADS and per ADS data in this annual report give retroactive effect to the ADS Ratio of one ADS to 20 Class A ordinary shares. On February 20, 2024, we were notified by the NYSE that the staff of NYSE Regulation determined to commence proceedings to delist our ADSs from the NYSE pursuant to Section 802.01B of the NYSE’s Listed Company Manual. Trading in our ADSs was suspended immediately on the NYSE. On March 5, 2024, the NYSE notified the SEC of its intention to remove our ADSs from listing and registration on the NYSE, effective March 18, 2024. Our ADSs have been quoted on the OTC Pink after the NYSE suspended the trading of our ADSs, currently under the symbol “AIJTY.”

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

The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of the designated stock exchange (if any), be suspended at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as our board of directors may determine.

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

Differences in Corporate Law

The Companies Act is modeled after that of the English companies legislation but does not follow recent English law statutory enactments, and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to Delaware corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to Delaware corporations and their shareholders.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures. Moreover, Cayman Islands law also has separate statutory provisions that facilitate compromises or arrangements between a Cayman Islands company and its creditors (or any class of them) or between a Cayman Islands company and its members (or any class of them).

Following amendments to the Companies Act that took effect on August 31, 2022, the majority-in-number “headcount test” in relation to the approval of members’ schemes of arrangement has been abolished. Section 86(2A) of the Companies Act provides that, if 75% in value of the members (or class of members) of a Cayman Islands company agree to any compromise or arrangement, such compromise or arrangement shall, if sanctioned by the Cayman Court, be binding on all members (or class of members) of such company and on the company itself. Where a Cayman Islands company is in the course of being wound up, such compromise or arrangement would be binding on the liquidator and contributories of the company. In contrast, section 86(2) of the Companies Act continues to require (a) approval by a majority in number representing 75% in value; and (b) the sanction of the Grand Court of the Cayman Islands, in relation to any compromise or arrangement between a company and its creditors (or any class of them). At the initial directions hearing, the Cayman Islands court will make orders for (amongst other things) the convening of the meetings of creditors or members (or classes of them, as applicable). While a dissenting shareholder or creditor has the right to express to the court the view that the transaction ought not to be approved, the court would nevertheless be likely to approve the arrangement if it determines that:

●	the company has complied with the directions set down by the Cayman Islands court;
●	the meeting was properly held and the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class; and
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his/her interest.

If a compromise or arrangement of a Cayman Islands company is approved by the members in the context of a members’ scheme and the Cayman Islands court subsequently sanctions such scheme (as described above), a dissenting shareholder would have no rights comparable to the appraisal rights which it would have if the company in question were a Delaware corporation (being the right to receive payment in cash for the judicially determined value of its shares). This is because such scheme will be binding on all members (or class of members), regardless of whether all the members (or class of members) approved the scheme, upon the sanction order being made. Having said that, a dissenting shareholder would have the right to appeal the making of the sanction order to the Cayman Islands Court of Appeal, if there were grounds for doing so.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

●	a company acts or proposes to act illegally or ultra vires;
●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
●	those who control the company are perpetrating a “fraud on the minority”.

Indemnification of Directors and Executive Officers and Limitation of Liability

The ability of Cayman Islands companies to provide in their articles of association for indemnification of officers and directors is limited, insofar as it is not permissible for the directors to contract out of the core fiduciary duties they owe to the company, nor would any indemnity be effective if it were held by the Cayman Islands courts to be contrary to public policy, which would include any attempt to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide that our directors, secretary, assistant secretary, officers and the personal representatives of the same shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such persons’ own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with each of our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components, the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director must act in a manner he or she reasonably believes to be in the best interests of the corporation. A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company owes duties to the company including a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him or her to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. In fulfilling their duty of care to us, our directors must ensure compliance with the Memorandum and Articles of Association, as amended from time to time.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of the total number of votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board of directors is obliged to convene an extraordinary general meeting and to put the proposals so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our memorandum and articles of association do not provide for cumulative voting.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation may be removed with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date on which such person becomes an interested shareholder. An interested shareholder generally is one which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquiror to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquiror of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions entered into must be bona fide in the best interests of the company, for a proper corporate purpose and not with the effect of perpetrating a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. The Delaware General Corporation Law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors. Under the Companies Act, our company may be dissolved, liquidated or wound up by a special resolution, or by an ordinary resolution on the basis that our company is unable to pay its debts as they fall due, or the Grand Court is of opinion that it is just and equitable that our company should wind up.

Variation of Rights of Shares

If at any time, our share capital is divided into different classes of shares, under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association and as permitted by the Companies Act, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the sanction of a special resolution of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Anti-Takeover Provisions

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including a provision that authorizes our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by foreign law or by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our ordinary shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Under our memorandum and articles of association, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

Exempted Company

The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
●	an exempted company’s register of members is not required to be open to inspection;
●	an exempted company does not have to hold an annual general meeting;
●	an exempted company may issue no par value shares;
●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	an exempted company may register as a limited duration company; and
●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

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

The following summary of material Cayman Islands, mainland China and U.S. federal income tax consequences of an investment in our ADSs or Class A ordinary shares is based upon laws and interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to investors levied by the government of the Cayman Islands. In addition, no withholding tax is imposed on dividend payments in the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands and instruments which were executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ADSs or ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or ordinary shares, nor will gains derived from the disposal of the ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

Mainland China Taxation

Although we are incorporated in the Cayman Islands, we may be treated as a mainland China resident enterprise for mainland China tax purposes under the Enterprise Income Tax Law. The Enterprise Income Tax Law provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in mainland China is treated as a mainland China resident enterprise for mainland China tax purposes. The implementing rules of the Enterprise Income Tax Law merely define the location of the “de facto management body” as the “body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise.” Based on a review of the facts and circumstances, we do not believe that Jianpu Technology Inc. or Jianpu (Hong Kong) Limited should be considered a mainland China resident enterprise for mainland China tax purposes. However, there is limited guidance and implementation history of the Enterprise Income Tax Law. If Jianpu Technology Inc. were to be considered a mainland China resident enterprise, any gain realized on the sale or other disposition of our ADSs or Class A ordinary shares by investors that are non-mainland China enterprises and any interest or dividends payable by us to such investors is subject to mainland China income tax at a rate of 10%. In case of investors that are non-mainland China individuals, the applicable mainland China income tax rate is 20%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a mainland China resident enterprise for mainland China income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders or ADS holders.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift and minimum tax considerations, the 3.8% Medicare tax on certain net investment income, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	persons liable for minimum tax;

●	holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own 10% or more of our stock (by vote or value); or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

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

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the U.S. Internal Revenue Code of 1986, as amended.

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and deposits), and the market price of our ADSs and Class A ordinary shares, we believe we were a PFIC for the taxable year ended December 31, 2023, and we will likely be a PFIC for the current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) the ADSs or Class A ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a mainland China resident enterprise under the mainland China tax law, we are eligible for the benefit of the United States-mainland China income tax treaty, (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, (iii) certain holding period requirements are met, and (iv) such non-corporate U.S. Holders are not under an obligation to make related payments with respect to positions in substantially similar or related property. Our ADSs, but not our Class A ordinary shares, were traded on the NYSE, an established securities market in the United States, from November 16, 2017 to February 20, 2024. Our ADSs were delisted from the NYSE and have subsequently been quoted on the OTC Pink, which is not considered an established securities market in the United States for these purposes. If our ADSs remain delisted from the NYSE and are not otherwise readily tradable on an established securities market in the United States, dividends received on our ADSs would generally not be eligible to be taxed as dividend income from a qualified foreign corporation. Moreover, as discussed above, we believe we were a PFIC for the taxable year ended December 31, 2023. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or Class A ordinary shares.

In the event that we are deemed to be a mainland China resident enterprise under the PRC Enterprise Income Tax Law (see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a mainland China resident enterprise for mainland China income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders or ADS holders.”), we may be eligible for the benefits of the United States-mainland China income tax treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as described in the preceding paragraph.

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

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced rate on dividends with respect to the ADSs or Class A ordinary shares in their particular circumstances.

Sale or Other Disposition

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of our ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. The gain or loss will generally be capital gain or loss. Individuals and other non-corporate U.S. Holders who have held the ADS or Class A ordinary shares for more than one year will generally be eligible for reduced tax rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a mainland China resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-mainland China income tax treaty. In such event, if mainland China tax were to be imposed on any gain from the disposition of the ADSs or Class A ordinary shares, a U.S. Holder that is eligible for the benefits of the United States-mainland China income tax treaty may elect to treat such gain as mainland China source income. Pursuant to United States Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the United States-mainland China income tax treaty or does not elect to apply the United States-mainland China income tax treaty, then such U.S. Holder may not be able to claim a foreign tax credit arising from any mainland China tax imposed on the disposition of the ADSs or Class A ordinary. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit or deduction under their particular circumstances, their eligibility for benefits under the United States-PRC income tax treaty and the potential impact of the United States Treasury Regulations.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of the ADSs or Class A ordinary shares in their particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or Class A ordinary shares. Under the PFIC rules:

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of the ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss in each such taxable year the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election. Our ADSs, but not our Class A ordinary shares, were traded on the NYSE from November 16, 2017 to February 20, 2024. Our ADSs were delisted from the NYSE and have subsequently been quoted on the OTC Pink. The mark-to-market election is available only for “marketable stock,” which is stock that is traded (in other than de minimis quantities) on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Consequently, if our ADSs remain delisted from the NYSE and are not otherwise listed on a qualified exchange or other market, as described above, our ADSs would not be treated as “marketable stock” for these purposes and a U.S. Holder would not be eligible to make a mark-to-market election with respect to our ADSs.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F no later than four months after the close of each fiscal year. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

The conversion of Renminbi into other currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against other currencies, at times significantly and unpredictably. The value of Renminbi against other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. It is difficult to predict how market forces or government policies may impact the exchange rate between Renminbi and other currencies in the future.

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

After completion of our IPO, we invested the net proceeds we received from the offering and the concurrent private placements. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2023, we did not receive any reimbursement from the depositary.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act as of the end of the period covered by this annual report. Based upon that evaluation, our management has concluded that as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or furnish under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of the effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023 using the criteria set forth in the report “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was effective as of December 31, 2023.

Remediation of the Material Weakness in Internal Control Over Financial Reporting Previously Reported

As of December 31, 2023, based on assessment performed by our management on the performance of certain remediation measures as specified below, we concluded that the material weakness in our internal control over financial reporting previously identified by us and our independent registered public accounting firm in connection with the audits of our consolidated financial statements from year 2016 to year 2022 had been remediated.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The previously identified material weakness in our internal control over financial reporting related to the lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting policies and procedures, to address complex U.S. GAAP technical accounting issues, and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.

We have implemented a number of remedial measures to address the material weakness that was identified:

(i)	we have hired additional qualified financial and accounting staff with working experience of U.S. GAAP and SEC reporting requirements to strengthen our U.S. GAAP reporting and internal control teams;
(ii)	we have established clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues;
(iii)

we have implemented our financial reporting process, including establishing a comprehensive policy and procedure manual, to allow early detection, prevention and resolution of potential financial reporting issues, especially for non-recurring and complex transactions, to ensure consolidated financial statements and related disclosures are in accordance with U.S. GAAP and SEC reporting requirements; and

(iv)

we have implemented an ongoing program to provide sufficient and appropriate training for our financial reporting and accounting personnel, especially trainings related to U.S. GAAP and SEC reporting requirements.

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

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

ITEM 16B. CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors in October 2017. We have posted a copy of our code of business conduct and ethics on our website at www.jianpu.ai.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by PricewaterhouseCoopers Zhong Tian LLP and its affiliates, our principal auditor or accountant for 2022 and 2023. We did not pay any other fees to our principal auditor during the years indicated below.

	Year Ended December 31,
	2022	2023

	(in US$thousands)
Audit fees(1)	1,595	1,420

Note:

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the fiscal year ended December 31, 2023, there was not any purchase made by or on behalf of the issuer or any “affiliated purchaser,” as defined in §240.10b-18(a)(3), of shares or other units of any class of the issuer’s equity securities that is registered by the issuer pursuant to section 12 of the Exchange Act (15 U.S.C. 781).

On January 31, 2024, our board of directors authorized a share repurchase program, under which we may repurchase up to US$3 million of the ADSs or Class A ordinary shares for the next 12 months. As of March 31, 2024, our company had repurchased an aggregate of 129,882 ADSs for a total cost of approximately US$97.7 thousand.

			Total	Approximate
			Number of	Dollar
			ADSs	Value of
			Purchased as	ADSs
		Average	Part	that
	Total	Price	of the	May Yet Be
	Number	Paid	Publicly	Purchased
	of ADSs	Per	Announced	Under the
Period	Purchased	ADS	Plan	Plan
February 2024	115,847	0.7731	115,847	2,910,439
March 2024	14,035	0.5815	14,035	2,902,277
Total	129,882	0.7524	129,882	2,902,277

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.CYBERSECURITY

Risk Management and Strategy

We have implemented robust processes for assessing, identifying and managing material risks from cybersecurity threats and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have established a dynamic and multi-layered cybersecurity defense system to effectively mitigate both internal and external cyber threats. This comprehensive system spans multiple security domains, including network, host, and application layers. It integrates a range of security capabilities such as threat defense, continual monitoring, in-depth analysis, rapid response, as well as strategic deception and countermeasures. Our approach to managing cybersecurity risks and safeguarding sensitive data is multi-faceted, involving technological safeguards, procedural protocols, a rigorous program of surveillance on our corporate network, ongoing internal and external evaluations of our security measures, a solid incident response framework, and regular cybersecurity training sessions for our employees. Our cybersecurity department is actively engaged in continual monitoring of our applications, platforms and infrastructure to ensure prompt identification and response to potential issues, including emerging cybersecurity threats. We also engage a third-party vendor to assess and certify our cybersecurity level in accordance with the applicable national standards.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors is responsible for overseeing the cybersecurity risk management and be informed on the risks from cybersecurity threats and shall (i) maintain oversight of the disclosure related to cybersecurity matters in periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and relevant disclosure issues, if any, presented by our chief executive officer, chief financial officer and cybersecurity officer, or the Cybersecurity Risk Management Officers, on a regular basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our Cybersecurity Risk Management Officers.

At management level, our Cybersecurity Risk Management Officers are responsible for assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. Our Cybersecurity Risk Management Officers shall maintain oversight of the disclosure related to cybersecurity matters in current reports of our company. Our Cybersecurity Risk Management Officers report to our board of directors (i) on a regular basis on updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and relevant disclosure issues, if any, and (ii) on disclosure concerning cybersecurity matters in our annual report on Form 20-F.

If a cybersecurity incident occurs, our Cybersecurity Risk Management Officers will promptly organize relevant personnel for internal assessment and if it is determined that the incident could potentially be a material cybersecurity event, our Cybersecurity Risk Management Officers will promptly report the incident and assessment results to our disclosure committee, our board of directors, and other members of senior management and external legal counsel, to the extent appropriate. Our cybersecurity officer and relevant department shall prepare disclosure materials on the cybersecurity incident for review and/or approval by our disclosure committee, our board of directors, and other members of senior management and external legal counsel, to the extent appropriate, before it is disseminated to the public.

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
4.12

Executed Databook Framework Agreement among the Registrant, Xiaohui Tech Ltd., Databook Tech, Ltd., Hangzhou Haishi Intelligent Technology Co., Ltd., Hangzhou Magic Ant Investment Management Partnership (Limited Partnership) and Beijing Rongqiniu Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.12 to the Form 20-F filed on April 26, 2023 (File No. 001-38278))

8.1*	Principal subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Fangda Partners
15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP
97.1*	Clawback Policy of the Registrant
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Jianpu Technology Inc.

	By:	/s/ Daqing (David) Ye
	Name:	Daqing (David) Ye
	Title:	Chief Executive Officer

Date: April 19, 2024

JIANPU TECHNOLOGY INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Jianpu Technology Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jianpu Technology Inc. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Allowance for Credit Losses on Accounts Receivable

As described in Notes 2(i) and 6 to the consolidated financial statements, the allowance for credit losses on accounts receivable was RMB34.3 million on gross accounts receivable of RMB196.2 million as of December 31, 2023. The allowance for credit losses is management’s estimate of expected credit losses after considering the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the customer collection trends. Management estimates the allowance by grouping accounts receivable into pools based on relevant credit risk characteristics of the customers and determining an expected loss rate for each pool based on historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions.

The principal considerations for our determination that performing procedures relating to the allowance for credit losses on accounts receivable is a critical audit matter are the significant judgment made by management in estimating the allowance for credit losses, which in turn led to significant auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence obtained. The audit effort also included the involvement of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, testing management’s process for estimating the allowance for credit losses by, (i) evaluating the appropriateness of the model and methodology used in management’s credit losses estimates, (ii) testing the completeness, accuracy and relevance of data used in the model, and (iii) evaluating the reasonableness of significant assumptions and judgments made by management to estimate the allowance for credit losses for each pool of accounts receivable. Evaluating the reasonableness of management’s significant assumptions and judgments involved evaluating the reasonableness of grouping accounts receivable into pools based on relevant credit risk characteristics of the customers and determining an expected loss rate for each pool based on historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions. The procedures also included the involvement of professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained from these procedures.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 19, 2024

We have served as the Company’s or its predecessor’s auditor since 2016.

JIANPU TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
			Note 2(f)
ASSETS
Current assets:
Cash and cash equivalents	346,539	344,569	48,532
Time deposits	—	31,949	4,500
Restricted time deposits	297,634	278,359	39,206
Accounts receivable, net of allowance for credit losses of RMB32,866 and RMB34,329 as of December 31, 2022 and 2023, respectively	189,665	161,821	22,792
Amount due from related parties	153	155	22
Prepayments and other current assets	46,537	40,209	5,663
Total current assets	880,528	857,062	120,715
Non-current assets:
Property and equipment, net	12,578	11,747	1,655
Intangible assets, net	18,339	17,162	2,417
Restricted cash and time deposits	40,059	34,846	4,908
Other non-current assets	10,758	10,984	1,547
Total non-current assets	81,734	74,739	10,527
Total assets	962,262	931,801	131,242
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	253,481	236,212	33,270
Accounts payable (including amounts billed through related party of RMB5,652 and RMB3,253 as of December 31, 2022 and 2023, respectively; including amounts of the consolidated variable interest entities (“VIEs”) of RMB19,436 and RMB22,255 as of December 31, 2022 and 2023, respectively. Note 1(f))	96,729	106,461	14,995
Advances from customers (including amounts of the consolidated VIEs of RMB1,565 and RMB1,598 as of December 31, 2022 and 2023, respectively. Note 1(f))	46,920	46,142	6,499
Tax payable (including amounts of the consolidated VIEs of RMB8,470 and RMB7,928 as of December 31, 2022 and 2023, respectively. Note 1(f))	9,662	10,304	1,451
Amount due to related parties	13,534	10,623	1,496
Accrued expenses and other current liabilities (including amounts of the consolidated VIEs of RMB6,144 and RMB8,224 as of December 31, 2022 and 2023, respectively. Note 1(f))	88,871	89,541	12,612
Total current liabilities	509,197	499,283	70,323
Non-current liabilities:
Deferred tax liabilities (including amounts of the consolidated VIEs of RMB3,429 and RMB3,196 as of December 31, 2022 and 2023, respectively. Note 1(f))	3,644	3,405	480
Other non-current liabilities (including amounts of the consolidated VIEs of RMB780 and RMB132 as of December 31, 2022 and 2023, respectively. Note 1(f))	13,096	11,683	1,646
Total non-current liabilities	16,740	15,088	2,126
Total liabilities	525,937	514,371	72,449
Commitments and contingencies (Note 22)
Shareholders’ equity:
Ordinary shares: US$0.0001 par value, 430,463,797 shares (including 333,992,002 Class A ordinary shares, and 96,471,795 Class B ordinary shares) issued and 424,447,980 shares (including 327,976,185 Class A ordinary shares, and 96,471,795 Class B ordinary shares) outstanding as of December 31, 2022, and 430,463,797 shares (including 361,092,832 Class A ordinary shares, and 69,370,965 Class B ordinary shares) issued and 424,775,740 shares (including 355,404,775 Class A ordinary shares, and 69,370,965 Class B ordinary shares) outstanding as of December 31, 2023, respectively. (Note 18)	286	286	40
Treasury stock, at cost (6,015,817 and 5,688,057 shares held as of December 31, 2022 and 2023, respectively)	(77,499)	(72,939)	(10,273)
Additional paid-in capital	1,891,266	1,891,045	266,348
Accumulated losses	(1,424,153)	(1,450,925)	(204,359)
Statutory reserves	2,027	2,027	285
Accumulated other comprehensive income	37,941	47,407	6,677
Total Jianpu’s shareholders’ equity	429,868	416,901	58,718
Noncontrolling interests	6,457	529	75
Total shareholders’ equity	436,325	417,430	58,793
Total liabilities and shareholders’ equity	962,262	931,801	131,242

The accompanying notes are an integral part of these consolidated financial statements.

JIANPU TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				Note 2(f)
Revenues:
Recommendation services:
Loans (including revenues from related parties of RMB488, RMB903 and RMB1,134 for the years ended December 31, 2021, 2022 and 2023, respectively)	167,483	258,069	343,778	48,420
Credit cards	407,759	473,673	400,649	56,430
Total recommendation services	575,242	731,742	744,427	104,850
Big data and system-based risk management services (including revenues from related parties of RMB4,282, RMB4,803 and RMB2,136 for the years ended December 31, 2021, 2022 and 2023, respectively)	130,408	96,917	86,108	12,128
Marketing and other services	99,397	161,016	238,878	33,645
Total revenues	805,047	989,675	1,069,413	150,623
Costs and expenses:
Cost of promotion and acquisition (including cost from related parties of nil, RMB207 and RMB368 for the years ended December 31, 2021, 2022 and 2023, respectively)	(562,081)	(693,272)	(729,120)	(102,694)
Cost of operation (including cost from related parties of RMB883, RMB386 and RMB1,069 for the years ended December 31, 2021, 2022 and 2023, respectively)	(88,049)	(83,995)	(66,874)	(9,419)
Total cost of services	(650,130)	(777,267)	(795,994)	(112,113)
Sales and marketing expenses (including expenses from related parties of RMB124, nil and nil for the years ended December 31, 2021, 2022 and 2023, respectively)	(143,460)	(134,308)	(131,709)	(18,551)
Research and development expenses (including expenses from related parties of RMB685, RMB871 and RMB548 for the years ended December 31, 2021, 2022 and 2023, respectively)	(132,427)	(113,965)	(94,717)	(13,341)
General and administrative expenses	(137,533)	(102,831)	(99,518)	(14,017)
Impairment of goodwill and intangible assets acquired from business combination	—	(13,327)	—	—
Loss from operations	(258,503)	(152,023)	(52,525)	(7,399)
Net interest income/(expenses)	(4,193)	(3,724)	6,853	965
Others, net	58,020	20,578	18,598	2,619
Loss before income tax	(204,676)	(135,169)	(27,074)	(3,815)
Income tax benefits	582	918	28	4
Net loss	(204,094)	(134,251)	(27,046)	(3,811)
Less: net loss attributable to noncontrolling interests	(4,309)	(9,944)	(274)	(39)
Net loss attributable to Jianpu Technology Inc.	(199,785)	(124,307)	(26,772)	(3,772)
Accretion of mezzanine equity	—	(7,353)	—	—
Net loss attributable to Jianpu’s shareholders	(199,785)	(131,660)	(26,772)	(3,772)
Other comprehensive income/(loss)
Foreign currency translation adjustments	(16,453)	53,349	9,448	1,331
Total other comprehensive income/(loss)	(16,453)	53,349	9,448	1,331
Total comprehensive loss	(220,547)	(80,902)	(17,598)	(2,480)
Less: total comprehensive loss attributable to noncontrolling interests	(4,341)	(9,955)	(292)	(41)
Total comprehensive loss attributable to Jianpu Technology Inc.	(216,206)	(70,947)	(17,306)	(2,439)
Accretion of mezzanine equity	—	(7,353)	—	—
Total comprehensive loss attributable to Jianpu’s shareholders	(216,206)	(78,300)	(17,306)	(2,439)
Net loss per share attributable to Jianpu’s shareholders
Basic and diluted	(0.47)	(0.31)	(0.06)	(0.01)
Net loss per ADS attributable to Jianpu’s shareholders
Basic and diluted	(9.43)	(6.21)	(1.26)	(0.18)
Weighted average number of shares
Basic and diluted	423,661,496	424,031,623	424,612,125	424,612,125

The accompanying notes are an integral part of these consolidated financial statements.

JIANPU TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

							Accumulated other			Total
	Ordinary shares		Treasury stock		Additional paid	Statutory	comprehensive	Accumulated	Noncontrolling	shareholders’
	Shares	Amount	Shares	Amount	in capital	reserves	income/(loss)	losses	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2020	430,463,797	286	(6,836,317)	(88,855)	1,885,951	1,900	1,002	(1,099,934)	23,833	724,183
Share-based compensation (Note 17)	—	—	—	—	17,357	—	—	—	—	17,357
Net loss	—	—	—	—	—	—	—	(199,785)	(4,403)	(204,188)
Statutory reserve	—	—	—	—	—	127	—	(127)	—	—
Exercise of share-based awards (Note 17)	—	—	50,000	725	(721)	—	—	—	—	4
Currency translation adjustment	—	—	—	—	—	—	(16,421)	—	(172)	(16,593)
Share-based awards to employees of Non-platform business (Note 17)	—	—	—	—	42	—	—	—	—	42
Deemed dividends to shareholders in connection with the share-based awards to employees of Non-platform business (Note 17)	—	—	—	—	(42)	—	—	—	—	(42)
Balance at December 31, 2021	430,463,797	286	(6,786,317)	(88,130)	1,902,587	2,027	(15,419)	(1,299,846)	19,258	520,763
Share-based compensation (Note 17)	—	—	—	—	6,578	—	—	—	—	6,578
Net loss	—	—	—	—	—	—	—	(124,307)	(10,181)	(134,488)
Exercise of share-based awards (Note 17)	—	—	770,500	10,631	(10,488)	—	—	—	—	143
Currency translation adjustment	—	—	—	—	—	—	53,360	—	(11)	53,349
Share-based awards to employees of Non-platform business (Note 17)	—	—	—	—	17	—	—	—	—	17
Deemed dividends to shareholders in connection with the share-based awards to employees of Non-platform business (Note 17)	—	—	—	—	(17)	—	—	—	—	(17)
Accretion of mezzanine equity	—	—	—	—	(7,353)	—	—	—	—	(7,353)
Share-based compensation settled by subsidiaries’ shares	—	—	—	—	(58)	—	—	—	58	—
Deconsolidaton of a subsidiary	—	—	—	—	—	—	—	—	(3,244)	(3,244)
Redeemable non-controlling interest shareholder excerise of put option	—	—	—	—	—	—	—	—	577	577
Balance at December 31, 2022	430,463,797	286	(6,015,817)	(77,499)	1,891,266	2,027	37,941	(1,424,153)	6,457	436,325
Share-based compensation (Note 17)	—	—	—	—	4,306	—	—	—	—	4,306
Net loss	—	—	—	—	—	—	—	(26,772)	(274)	(27,046)
Exercise of share-based awards (Note 17)	—	—	327,760	4,560	(4,527)	—	—	—	—	33
Currency translation adjustment	—	—	—	—	—	—	9,466	—	(18)	9,448
Share-based awards to employees of Non-platform business (Note 17)	—	—	—	—	28	—	—	—	—	28
Deemed dividends to shareholders in connection with the share-based awards to employees of Non-platform business (Note 17)	—	—	—	—	(28)	—	—	—	—	(28)
Deconsolidaton of a subsidiary	—	—	—	—	—	—	—	—	(5,636)	(5,636)
Balance at December 31, 2023	430,463,797	286	(5,688,057)	(72,939)	1,891,045	2,027	47,407	(1,450,925)	529	417,430

The accompanying notes are an integral part of these consolidated financial statements.

JIANPU TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				Note 2(f)
Cash flows from operating activities:
Net loss	(204,094)	(134,251)	(27,046)	(3,811)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expenses	11,112	4,457	4,416	622
Share-based compensation expenses	17,357	6,578	4,306	606
Allowance for credit losses	(824)	1,976	1,926	271
Provision for other current assets	1,232	2,724	783	110
Investment income	(51,142)	(23,386)	(14,792)	(2,083)
Investment impairment loss	—	17,798	—	—
Impairment of goodwill and intangible assets acquired from business combination	—	13,327	—	—
Foreign exchange gain and loss	1,299	(139)	(34)	(5)
Deferred income tax	(585)	(918)	(271)	(38)
Loss/(gain) on disposal of property and equipment	42	(173)	(16)	(2)
Changes in operating assets and liabilities:
Account receivable, net	(35,692)	(16,793)	21,668	3,052
Amount due from related parties	732	—	—	—
Prepayments and other current assets	9,383	3,413	(11,355)	(1,599)
Other non-current assets	8,308	4,368	2,350	331
Accounts payable	19,567	(6,293)	9,811	1,382
Advance from customers	(7,054)	(350)	5,876	828
Amount due to related parties	19,775	(15,736)	(2,911)	(410)
Tax payable	(9,389)	(245)	1,111	156
Accrued expenses and other current liabilities	(68,345)	(10,722)	9,857	1,388
Other non-current liabilities	(6,270)	(230)	(1,413)	(199)
Net cash (used in)/provided by operating activities	(294,588)	(154,595)	4,266	599
Cash flows from investing activities:
Proceeds from maturity of short-term investments	163,270	32,101	—	—
Purchases of short-term investments	(169,620)	(30,000)	—	—
Purchases of intangible assets, property and equipment	(3,142)	(1,806)	(2,057)	(290)
Proceeds from sale of property and equipment and intangible assets	130	191	1,750	246
Cash paid for other non-current assets	(3,000)	—	(2,524)	(355)
Cash received from long-term investments	60,559	—	—	—
Placement of time deposits	(10,000)	—	—	—
Purchase of restricted time deposits	(1,688)	(45,486)	(10,016)	(1,411)
Maturity of restricted time deposits	—	—	1,637	231
Cash netflow from disposal of subsidiaries, net of cash disposed	—	5,074	11,778	1,659
Net cash provided by/(used in) investing activities	36,509	(39,926)	568	80
Cash flows from financing activities:
Proceeds from short-term borrowings	297,542	253,481	256,012	36,059
Repayment of short-term borrowings	(274,166)	(181,853)	(273,281)	(38,491)
Proceeds from employees exercising stock options	4	143	33	5
Purchase of additional shares held by noncontrolling interests shareholder	—	(8,702)	—	—
Net cash provided by/(used in) financing activities	23,380	63,069	(17,236)	(2,427)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(10,580)	33,265	4,056	573
Net decrease in cash and cash equivalents and restricted cash	(245,279)	(98,187)	(8,346)	(1,175)
Cash and cash equivalents and restricted cash at beginning of the year	699,185	453,906	355,719	50,102
Including:
Cash and cash equivalents at beginning of the year	549,979	444,933	346,539	48,809
Restricted cash at beginning of the year	149,206	8,973	9,180	1,293
Cash and cash equivalents and restricted cash at end of the year	453,906	355,719	347,373	48,927
Including:
Cash and cash equivalents at end of the year	444,933	346,539	344,569	48,532
Restricted cash at end of the year	8,973	9,180	2,804	395

Supplemental disclosures of cash flow information:
Cash paid for income tax expenses	(5,296)	—	—	—
Cash paid for interest expense	(5,877)	(8,337)	(9,518)	(1,341)
Non-cash investing and financing activities:
Deemed dividends to RONG360 in connection with the share-based awards granted to employees of Non-platform business (Note 17)	42	17	28	4
Restricted time deposits transferred to time deposits	—	—	31,949	4,500

The accompanying notes are an integral part of these consolidated financial statements.

JIANPU TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. Nature of operations and reorganization

(a)Nature of operations

Jianpu Technology Inc. (“Jianpu” or the “Company”) is a holding company and conducts its business mainly through its subsidiaries and variable interest entities (“VIEs”). Jianpu, its subsidiaries, and VIEs together are referred to as the “Group”. The Group is primarily engaged in the operation of its platform for providing online discovery and recommendation services of financial products. The individual users can have access to financial products through the platform, including loans, credit cards, insurance products and other financial products. The Group recommends financial products to individual users and assists the financial service providers in targeting users with specific characteristics based on the users’ financial needs and profile, as well as the products offerings and risk appetite of the financial service providers (“Recommendation Services”). The Group also provides big data and system-based risk management services to financial service providers and marketing and other services primarily to telecommunication service providers. All these services together as referred to as “Platform Business”. The Group’s principal operations and geographic markets are in the People’s Republic of China (“PRC”).

(b)Reorganization in 2017

Jianpu is an exempted company with limited liability incorporated in the Cayman Islands on June 1, 2017 in connection with a group reorganization (the “Reorganization”) of RONG360 Inc., its subsidiaries and its consolidated variable interest entity(“RONG360”). Jianpu as the holding company for the Group was set up by RONG360 as a wholly owned subsidiary in June 2017.

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

(c)Principles of consolidation

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which Jianpu is the ultimate primary beneficiary. All significant intra-company balances and transactions within the Jianpu Group have been eliminated upon consolidation. See Note 1(d)(e)(f)—VIEs for discussion of the consolidation of the VIEs.

(d)Major subsidiaries, VIEs and subsidiary of VIEs

As of December 31, 2023, the Company’s major subsidiaries, consolidated VIEs and subsidiary of VIE are as follows:

			Percentage
			of direct or
			indirect
	Date of	Place of	economic
	incorporation	incorporation	interest	Principal activities
The Company:
Jianpu	June 1, 2017	The Cayman Islands		Investment holding
Major subsidiaries of the Company:
Jianpu (Hong Kong) Limited	June 19, 2017	Hong Kong	100%	Investment holding
Beijing Rongqiniu Information Technology Co., Ltd.	August 21, 2017	PRC	100%	Platform business
Beijing Rongsanliuling Information Technology Co., Ltd.	November 5, 2018	PRC	100%	Platform business
CC Information Limited	Acquired in August 2019	Hong Kong	85%	Platform business
Shanghai Chengjian Information Technology Co., Ltd.	February 26, 2019	PRC	100%	Platform business
Major VIEs consolidated without equity ownership:
Beijing Rongdiandian Information Technology Co., Ltd.	March 3, 2017	PRC	100%	Platform business
Beijing Kartner Information Technology Co., Ltd. (“KTN”)	Acquired in October 2018	PRC	100%	Platform business
Beijing Guangkezhixun Information Technology Co., Ltd.	July 31, 2019	PRC	100%	Platform business
Major subsidiary of VIE:
Shanghai Anguo Insurance Brokerage Co., Ltd. (“Anguo”)	Acquired in December 2019	PRC	100%	Platform business

(e)Variable interest entities

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

(f)Risks in relation to the VIE structure

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

The following financial information of the VIEs were included in the Group’s consolidated financial statements as of December 31, 2022 and 2023, and for the years ended December 31, 2021, 2022 and 2023.

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
			Note 2(f)
Cash and cash equivalents	33,541	30,274	4,264
Accounts receivable, net	44,411	52,863	7,446
Amount due from related party other than the subsidiaries of the Group	27,703	30,757	4,332
Amount due from the subsidiaries of the Group*	6,895	6,895	971
Prepayments and other current assets	11,388	13,235	1,864
Property and equipment, net	10,028	9,345	1,316
Intangible assets, net	13,785	12,633	1,779
Restricted cash and time deposits-non-current	5,000	8,804	1,240
Other non-current assets	3,962	1,684	237
Total assets	156,713	166,490	23,449
Accounts payable	19,436	22,255	3,135
Advances from customers	1,565	1,598	225
Tax payable	8,470	7,928	1,117
Amount due to the subsidiaries of the Group*	130,796	127,892	18,013
Amount due to related party other than the subsidiaries of the Group	706	—	—
Accrued expenses and other current liabilities	6,144	8,224	1,158
Deferred tax liabilities	3,429	3,196	450
Other non-current liabilities	780	132	19
Total liabilities	171,326	171,225	24,117
*	The balances are eliminated through the consolidation in the preparation of the Group’s consolidated financial statements.

	For the Year Ended
	December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				Note 2(f)
Revenues:
Third-party revenues	145,538	182,582	240,099	33,817
Inter-company revenues*	266,617	262,936	224,919	31,679
Total revenues	412,155	445,518	465,018	65,496
Third-party costs and expenses	(442,995)	(448,782)	(422,502)	(59,508)
Inter-company costs and expenses*	(33,242)	(28,278)	(33,190)	(4,675)
Total costs and expenses	(476,237)	(477,060)	(455,692)	(64,183)
Others	1,303	5,172	204	29
Income/(loss) before income tax	(62,779)	(26,370)	9,530	1,342
Income tax benefits	285	286	232	33
Net income/ (loss)	(62,494)	(26,084)	9,762	1,375
*	The transactions are eliminated through the consolidation in the preparation of the Group’s consolidated financial statements.

	For the Year Ended
	December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				Note 2(f)
Cash flows from operating activities
Net cash used in transactions with third-party	(456,230)	(425,389)	(313,965)	(44,221)
Net cash provided by transactions with inter-company	430,329	442,965	314,502	44,297
Net cash provided by/(used in) operating activities	(25,901)	17,576	537	76
Cash flows from investing activities
Net cash provided by transactions with third-party	10,544	—	—	—
Purchase of restricted time deposits	—	—	(1,000)	(141)
Cash outflow from deconsolidation of subsidiaries, net of cash disposed	—	(474)	—	—
Net cash (used in)/provided by investing activities	10,544	(474)	(1,000)	(141)
Cash flows from financing activities
Net cash provided by transactions with inter-company	1,000	—	—	—
Net cash provided by financing activities	1,000	—	—	—
Net increase/(decrease) in cash and cash equivalents and restricted cash	(14,357)	17,102	(463)	(65)
Cash and cash equivalents and restricted cash at beginning of the year	30,796	16,439	33,541	4,724
Cash and cash equivalents at end of the year	16,439	33,541	33,078	4,659

2. Summary of significant accounting policies

(a)Basis of presentation

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

(b)Noncontrolling interests

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

(c)Redeemable noncontrolling interests

For the Company’s consolidated subsidiaries and VIEs, redeemable noncontrolling interests are recognized as a mezzanine equity. When the non-controlling interest is contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company, the non-controlling interest is classified as mezzanine equity according to Accounting Standards Codification (“ASC”) 480. There is a contingent put option granted to the non-controlling shareholder of a subsidiary from a business acquisition in 2019, according to which, under certain situation which is not solely within the control of the Company, the noncontrolling interest shareholder could put all his shares to the Company. The Company recognized such noncontrolling interest with the embedded put option as mezzanine equity and evaluates the possibility of the redemption at every balance sheet date, the Company recorded accretions of the mezzanine equity when the redemption becomes probable.

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

The balance of redeemable noncontrolling interest as of December 31, 2022 and 2023 were nil and nil, respectively, and the accretion of the mezzanine equity recognized for the years ended December 31, 2021, 2022 and 2023 were nil, RMB(7,353) and nil, respectively.

(d)Use of estimates

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

(e)Foreign currency translation

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

The financial statements of the Group’s non-PRC entities are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulting foreign currency translation adjustments are recorded in other comprehensive income/(loss) in the consolidated statements of comprehensive loss, and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive income in the consolidated statements of changes in shareholders’ equity. Total foreign currency translation adjustments included in the Group’s other comprehensive income/(loss) were loss of RMB16,453, income of RMB53,349 and RMB9,448 for the years ended December 31, 2021, 2022 and 2023, respectively.

(f)Convenience translation

Translations of the consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 7.0999 , representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2023, or at any other rate.

(g)Cash and cash equivalents and time deposits

Cash and cash equivalents represent cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted to withdrawal or use, and which have original maturities of three months or less. Under existing PRC foreign exchange regulations, payments of current accounts, including profit distributions, interest payments and trade and services-related foreign exchange transactions, can be made in foreign currencies without prior State Administration of Foreign Exchange (“SAFE”) approval as long as certain routine procedural requirements are fulfilled. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenditures.

Time deposits represent time deposits placed with banks with original maturities above three months.

(h)Restricted cash and time deposits

Cash and time deposits that are restricted as to withdrawal or use for current operations are classified as restricted cash and restricted time deposits, respectively.

In the event that the restriction is expected to be removed within the next twelve months, the relevant assets are classified as current assets. Otherwise, they are classified as non-current assets.

(i)Receivables, net

Accounts receivable and other receivables recorded in prepayments and other current assets (collectively defined as “Receivables”) are stated at the historical carrying amount net of write-offs and allowance for credit losses. The Group measures the credit losses for financial assests measured at amortized cost with an expected loss methodology under the Accounting Standards Update (“ASU”) 2016-13, “Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”). The Group’s receivables are within the scope of ASC Topic 326. To estimate expected credit losses, the Group considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Group’s customer collection trends. The Group has identified the relevant credit risk characteristics of its customers and the related receivables and other receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar credit risk characteristics have been grouped into pools. For each pool, the Group determines an expected loss rate based on historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions. This is assessed at each quarter based on the Group’s specific facts and circumstances.

(j)Long-term investments

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

The Group assesses these investments for impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the companies, and other company-specific information. The Group uses a combination of valuation methodologies in determination of the fair value, including market and income approaches based on the Group’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing, future cash flow forecasts, liquidity factors and selection of the comparable companies. The fair value determination, particularly for investments in privately-held companies whose revenue model is still unclear, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments. If this assessment indicates that an impairment exists, the Group will estimate the fair value of the investment and, if the fair value is less than carrying value, the Group will write down the asset to its fair value and take the corresponding charge to the consolidated statements of comprehensive loss. The Group recognized impairment loss of long-term investment amounted nil, RMB14,751 and nil (for details please refer to Note 11) for the years of 2021, 2022 and 2023, respectively.

(k)Property and equipment, net

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

(l)Intangible assets, net

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

Amortization is calculated using the straight-line method over estimated useful lives of the assets as follows:

Estimated useful life
Customer relationship	3~5.5 years
Software	3 years
Brand	8~10 years
Backlog	3 years
License	15 years

(m)Goodwill

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

Nil, RMB10,236 and nil of impairment loss of goodwill were recognized for the years ended December 31, 2021, 2022 and 2023, respectively (for details please refer to Note 10).

(n)Impairment of long-lived assets other than goodwill

The Group evaluates its long-lived assets other than goodwill for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing carrying amount of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the long-lived assets over their fair value. Refer to Note 8 - Intangible assets, net and Note 11- Long-term investment for further information.

(o)Fair value measurement

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

Transfers into or out of fair value hierarchy classifications are made if the significant inputs used in the financial models measuring the fair value of the assets and liabilities became unobservable or observable in the current marketplace. These transfers are considered to be effective as of the beginning of the period in which they occur. The Group did not transfer any assets or liabilities in or out of Level 2 and Level 3 during the years ended December 31, 2022 and 2023.

Fair value measurements on a recurring basis

As of December 31, 2022 and 2023, there was no financial instrument measured at fair value on a recurring basis.

The Group’s financial instruments including cash equivalents, time deposits, restricted cash, restricted time deposits, amount due to or due from related parties, receivables, short-term borrowing, payables and other current liabilities are not measured at fair value but for which the fair value is estimated for disclosure purposes, the carrying amount of which approximates the fair value due to their short-term nature.

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

The Group’s non-financial assets, such as goodwill, intangible assets, and property and equipment, would be measured at fair value on a non-recurring basis, only if they were determined to be impaired. The inputs used to measure the estimated fair value of goodwill are classified as Level 3 fair value measurement due to the significance of unobservable inputs used such as historical financial information and assumptions about future growth rates and discount rates, which require significant judgment and company-specific information. The inputs used to measure the estimated fair value of crypto assets are classified as Level 1 fair value measurement due to the fair value of crypto assets is measured using the quoted price of the crypto assets at the time its fair value is being measured in an active market.

(p)Revenue recognition

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

Timing of revenue recognition may differ from the timing of payment from customers. The Group does not have material contract assets as it generally has the unconditional right to payment as revenue is recognized or the timing difference is immaterial. Accounts receivable represent amounts that the Group has satisfied the performance obligation and have the unconditional right to payment. Unearned revenue consists of payments received related to unsatisfied performance obligations at the end of the period, included in “Advances from customers” in the Group’s consolidated balance sheets. Due to the generally short-term duration of the Group’s contracts, the majority of the performance obligations are satisfied in one year. The amount of revenue recognized that was included in the receipts in advances from customers balance at the beginning of the year was RMB8.1 million and RMB12.7 million for the years ended December 31, 2022 and 2023.

Recommendation services:

(i)Credit card:

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

(ii)Loans:

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

Big data and system-based risk management services

The Group provides big data risk management services to financial service providers, which integrates data and provides customizable automatic data and modeling solutions and services to financial service providers to facilitate their risk management primarily for loan products applicants. Among these services, a specific business model involves collaboration with licensed credit reporting agencies to provide data-based risk management services. The Group considers whether it should report revenues on a gross or net basis by assessing all indicators set forth in ASC 606, and determine if the Group is acting as principal or agent. For arrangements where the Group controls the service before it is transferred to the customer as a principal, revenue is recorded on a gross basis. Otherwise, the revenue is recorded on a net basis.

The Group also provides Software as a Service(“SaaS”) - based risk management solutions, which allow financial service providers to conveniently manage acquisition efficiency, borrower screening and assessment in a comprehensive manner. The Group recognizes revenues of SaaS-based risk management solutions upon completion of the services. Revenues from system maintenance services are recognized ratably over the contractual terms.

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

(q)Cost of promotion and acquisition

Cost of promotion and acquisition consists primarily of expenditures relating to traffic acquisition, rewards to business partners for promotion in social network and social media platform, and marketing costs related to marketing and other services including commissions paid to individual insurance brokers.

(r)Cost of operation

Cost of operation consists primarily of costs associated with maintenance of the platform including data acquisition costs, bandwidth and server hosting costs, call center outsourcing costs, depreciation, payroll and other related costs of operations.

(s)Sales and marketing expenses

Sales and marketing expenses consist primarily of marketing expenses relating to marketing activities, payroll costs and related expenses for employees involved in sales and marketing activities, and expenses for the portion of call center operations that the Group outsources.

Advertising costs are expensed as incurred. Total amount of advertising expenditures recognized in sales and marketing expenses were RMB3,731, RMB2,643 and RMB1,035 for the years ended December 31, 2021, 2022 and 2023, respectively.

(t)Research and development expenses

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

(u)General and administrative expenses

General and administrative expenses consist primarily of payroll costs and related expenses for employees involved in general corporate functions, including finance, legal and human resources, and professional fees relating to these functions.

(v)Share-based compensation

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

(w)Income taxes

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

To assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. As of December 31, 2022 and 2023, the Group did not have any significant unrecognized uncertain tax positions.

(x)Leases

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

(y)Comprehensive loss

Comprehensive loss is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Comprehensive loss for the periods presented includes net loss and foreign currency translation adjustments.

(z)Segment reporting

Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as its Chief Executive Officer, who reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The Group’s long-lived assets are substantially all located in the PRC and substantially all of the Group’s revenues are derived from the PRC. Therefore, no geographical segments are presented.

(aa)Statutory reserves

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

For the years ended December 31, 2021, 2022 and 2023, profit appropriation to statutory surplus fund for the Group’s entities incorporated in the PRC were RMB127, nil and nil respectively. No appropriation to other reserve funds was made for any of the periods presented.

3.Recent accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting—Improvements to Reportable Segment Disclosures. The amendments in this Update improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in this Update retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Group is currently evaluating the impact of these accounting standard updates on its consolidated financial statements.

On December 14, 2023, the FASB issued Accounting Standards Update No. 2023-08, Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”), which requires entities that hold crypto assets to subsequently measure such assets at fair value with changes recognized in net income each reporting period. The guidance also requires crypto assets measured at fair value to be presented separately from other intangible assets on the balance sheet and changes in the fair value measurement of crypto assets to be presented separately on the income statement from changes in the carrying amounts of other intangible assets. The new standard is effective for all entities for fiscal years beginning after December 15, 2024, with early adoption permitted. The Group is currently evaluating the impact of these accounting standard updates on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which applies to all entities subject to income taxes. ASU 2023-09 requires dis - aggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. For public business entities, ASU 2023-09 will be effective for annual periods beginning after December 15, 2024. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. The Group is currently evaluating the impact of these accounting standard updates on its consolidated financial statements.

4.Concentration and risks

(a)Concentration of customers and suppliers

There were two, one and one customers accounted for more than 10% of the Group’s total revenues for the years ended December 31, 2021, 2022 and 2023, respectively.

	For the Year
	Ended
	December 31,
Revenues	2021	2022	2023
Customer A	*	*	11%
Customer B	11%	11%	*
Customer C	14%	*	*

There were one and one customer accounted for more than 10% of the Group’s accounts receivable, net as of December 31, 2022 and 2023, respectively.

	As of
	December 31,
Accounts receivable, net	2022	2023
Customer D	*	11%
Customer E	10%	*

There was no single suppliers, e.g. advertising agencies, which individually accounted for more than 10% of the Group’s total costs and expenses for the years ended December 31, 2021, 2022 and 2023, respectively.

There were one and one supplier accounted for more than 10% of the Group’s accounts payable as of December 31, 2022 and 2023, respectively as follows:

	As of
	December 31,
Accounts payable	2022	2023
Supplier I	15%	14%
*	The percentage was below 10% for the period.

(b)Credit risk

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

(c)Foreign currency risk

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

5.Restricted cash and time deposits

	As of
	December 31,
	2022	2023
	RMB	RMB
Current:
Restricted time deposits	297,634	278,359
Total	297,634	278,359

Non-current:
Restricted cash	9,180	2,804
Restricted time deposits	30,879	32,042
Total	40,059	34,846

Short-term restricted time deposits in the bank, amounted to RMB297.6 million and RMB278.4 million as of December 31, 2022 and 2023, respectively, are to secure the line of credit for short-term bank borrowings (see Note 14).

Other restricted cash and time deposits mainly consist of a US$3.7 million and US$3.4 million deposit as collateral at its ADR depositary bank as of December 31, 2022 and 2023, respectively, and deposits in custodian accounts for insurance brokerage business and other business requirements, and are classified as non-current assets based on their respective maturity.

6.Accounts receivable, net

Accounts receivable, net consists of the following:

	As of
	December 31,
	2022	2023
	RMB	RMB
Accounts receivable	222,531	196,150
Less: allowance for credit losses	(32,866)	(34,329)
Accounts receivable, net	189,665	161,821

The movements in the allowance for credit losses are as follows:

	For the Year
	Ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at beginning of the year	(33,465)	(31,606)	(32,866)
Additions	(5,741)	(4,019)	(1,882)
Reversals	6,779	1,776	377
Write offs	821	983	42
Balance at end of the year	(31,606)	(32,866)	(34,329)

Allowance for credit losses consists of specific provision carried forward from 2019 of RMB23.1 million and RMB23.1 million as of December 31, 2022 and 2023, respectively.

7.Prepayments and other current assets

Prepayments and other current assets consist of the following:

	As of
	December 31,
	2022	2023
	RMB	RMB
Prepaid advertising expenses, rentals and others	31,658	22,152
Deposits	4,554	4,683
Staff advances	3,041	1,762
Deductible VAT input	4,268	6,289
Interest receivable	3,016	5,323
Total	46,537	40,209

8.Intangible assets, net

Intangible assets consists of the following:

		As of December 31, 2023
	Weighted-
	average	Gross			Net
	amortization	carrying	Accumulated	Impairment	carrying
	period	amount	amortization	amount	amount
	Year	RMB	RMB	RMB	RMB
Customer relationship	3-5.5	1,347	(592)	(755)	—
Software	3	3,867	(3,544)	—	323
Brand	8-10	2,278	(1,015)	—	1,263
License	15	22,359	(5,191)	(3,600)	13,568
Crypto assets	—	4,838	—	(2,830)	2,008
Total		34,689	(10,342)	(7,185)	17,162

		As of December 31, 2022
	Weighted-
	average	Gross			Net
	amortization	carrying	Accumulated	Impairment	carrying
	period	amount	amortization	amount	amount
	Year	RMB	RMB	RMB	RMB
Customer relationship	3-5.5	3,540	(1,971)	(1,569)	—
Software	3	4,836	(4,144)	(167)	525
Brand	8-10	5,033	(1,630)	(2,100)	1,303
Backlog	3	800	(800)	—	—
License	15	22,340	(3,954)	(3,600)	14,786
Crypto assets	—	4,010	—	(2,285)	1,725
Total		40,559	(12,499)	(9,721)	18,339

Amortization expenses were RMB3,619, RMB2,657 and RMB1,389 for the years ended December 31, 2021, 2022 and 2023, respectively.

The impairment loss of intangible assets were nil, RMB5,377 and nil for the years ended December 31, 2021, 2022 and 2023, respectively.

As of December 31, 2023, expected amortization expense relating to the existing intangible assets for each of the next five years and thereafter is as follows:

Amount
RMB
2024	1,708
2025	1,694
2026	1,586
2027	1,471
2028	1,241
Thereafter	7,454
15,154

9.Property and equipment, net

Property and equipment, net consists of the following:

	As of
	December 31,
	2022	2023
	RMB	RMB
Office furniture and equipment	1,886	1,792
Computer equipment	6,993	6,833
Servers and network equipment	31,591	31,704
Leasehold improvements	10,423	11,087
Vehicles	57	—
Building	12,512	12,512
Total	63,462	63,928
Accumulated depreciation	(50,884)	(52,181)
Property and equipment, net	12,578	11,747

There were no impairment loss of property and equipment incurred for the years ended December 31, 2021, 2022 and 2023, respectively.

Depreciation expenses were RMB7,493, RMB1,800 and RMB3,027 for the years ended December 31, 2021, 2022 and 2023, respectively.

10.Goodwill

The changes in the carrying amount of goodwill were as follows:

Amount
RMB
Balance as of December 31, 2021	10,236
Impairment related to Newsky Wisdom	(10,236)
Balance as of December 31, 2022 and 2023	—

In April 2020, the Group completed the acquisition of 50.5% of equity interests in Newsky Wisdom Treasure (Beijing) Co. Ltd.(“Newsky Wisdom”), a PRC registered company engaged in system-based solutions in the PRC and operated independently from other businesses of the Group. The acquired company offers a suite of products and services helping financial service providers to enhance their system-based risk management capabilities. Goodwill primarily represents the expected synergies from the combined business, which increase the competitiveness and competence in providing relevant services, and the assembled workforce and their knowledge and experiences in the industry. In 2022, the financial performance of Newsky Wisdom was significantly below the forecasts at acquisition as their business development were delayed due to impact of COVID-19. As such, the Group performed quantitative impairment test for this reporting unit and recorded full impairment totaling RMB10,236 for goodwill of Newsky Wisdom in the year ended December 31, 2022. The goodwill carried from the acquisition of Newsky Wisdom was fully impaired and recorded in impairment of goodwill and intangible assets acquired from business combination in the consolidated statements of comprehensive loss for the year ended December 31, 2022.

In May 2023, the Group entered into a share transfer agreement with the founder and minority shareholder of Newsky Wisdom. According to the share transfer agreement, the Group transferred 35.5% shares to the founder of Newsky Wisdom with a cash consideration of RMB9.0 million and consequently became a minority shareholder of Newsky Wisdom, and the Group no longer has control over Newsky Wisdom. In August 2023, the Group entered into a share transfer agreement with a third-party buyer to sell its remaining 15% equity interests in Newsky Wisdom with a cash consideration of RMB9.0 million. These share transfer transactions were completed within 2023. All of the considerations were received by the Group and the related investment gain of RMB12.6 million in total was recognized in others, net in the consolidated statements of comprehensive loss for the year ended December 31, 2023.

11.Long-term investment

	As of
	December 31,
	2022	2023
	RMB	RMB
Equity investments	5,190	6,438

The long-term investments were included in “Other non-current assets” as presented on the Group’s consolidated balance sheets.

As of December 31, 2022 and 2023, the Group’s long-term investments primarily included the equity investments in privately-held companies as below.

In 2018, the Group invested in preferred shares of Firestorm Holdings Limited (“Firestorm”) with a consideration of cash in US$2,137. Firestorm operates an open platform in Indonesia for discovery and recommendation of financial products. In 2022, the financial performance of Firestorm significantly deteriorated, which was mainly attributable to the COVID-19 impact. As such, the Group performed quantitative impairment test for this long-term investment and recognized a whole impairment of Firestorm for US$2,137 (RMB14,751). In January 2024, the Company, together with all other shareholders of Firestorm, entered into an investment termination agreement with Firestorm, according to which the Company’s investment into Firestorm was terminated and Firestorm would pay the Company US$0.8 million as compensation for such termination. The compensation was fully paid to the Company in January 2024. The investment had been fully impaired by the Company in the year 2022, and therefore, the termination will lead to an investment gain of US$0.8 million in 2024.

In 2021, the Group invested in preferred shares of Infinlinx Technology Limited (“Infinlinx”) with a consideration in cash of RMB5,000. Infinlinx is a customer service provider in Indonesia. The Group applies the equity method of accounting to account for this equity investment. The Group recognized an investment gain from equity pick up of RMB190 and RMB217 in this investment for the year ended December 31, 2022 and 2023, respectively, and the amount of the investment was RMB5,190 and RMB5,407 as of December 31, 2022 and 2023, respectively.

12.Leases

The Group has operating leases for office buildings, with lease terms from within one year to around three years. There is no finance lease for the Group. A summary related to operating leases is as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Operating lease right-of-use assets, net*	4,894	3,053
Operating lease liabilities - current*	3,697	2,411
Operating lease liabilities - non-current*	780	133
Total operating lease liabilities	4,477	2,544
Weighted average remaining lease term	1.17	1.05
Weighted average discount rate	4.75%	4.75%
*

The right-of-use assets, net, lease liabilities - current and lease liabilities - non-current were included in “Other non-current assets” ,“Accrued expenses and other current liabilities” and “Other non-current liabilities” as presented on the Group’s consolidated balance sheets, respectively.

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Operating lease expenses	9,853	9,204	3,574
Short-term lease expenses	6,603	4,748	2,719
Total lease expenses *	16,456	13,952	6,293
Cash paid for amounts included in the measurement of lease liabilities	9,322	8,749	3,666
Right-of-use assets obtained in exchange for new operating lease liabilities	3,146	4,225	2,123
*	The lease expenses were RMB16,456, RMB13,952 and RMB6,293 for the years ended December 31, 2021, 2022 and 2023, respectively.

A summary of maturity of operating lease liabilities under the Group’s non-cancelable operating leases as of December 31, 2023 is as follows:

Amount
RMB
2024	2,469
2025	135
Total future minimum payments	2,604
Less: interest	60
Present value of operating lease liabilities	2,544

13.Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of
	December 31,
	2022	2023
	RMB	RMB
Accrued payroll	45,283	37,393
Deposit related to loan recommendation services*	9,040	18,260
Accrued expenses	9,818	11,664
Operating lease liabilities	3,697	2,411
Consideration payable of business combination	1,333	1,333
Payable to employees for proceeds from shares as sold	294	324
Others	19,406	18,156
Total	88,871	89,541
*

Deposits related to loan recommendation services represent the deposits the financial service providers pay to the Group for loan recommendation services, and will be paid back after the financial service providers meet their commitment.

14.Short-term borrowings

In 2021, two PRC subsidiaries obtained a loan facility of credit line of RMB240.0 million with a fixed annual interest rate, issued by East West Bank (China) Limited and secured by short-term time deposits. On June 27, 2022, three PRC subsidiaries reached a supplementary agreement with East West Bank (China) Limited, the term for the loan facility of credit line of RMB300.0 million was extended to July 20, 2025 and secured by short-term time deposits of US$39.3 million of Jianpu HK. These short-term time deposits were accounted for as restricted time deposits (see Note 5).

As of December 31, 2022 and 2023, the Group utilized part of the credit line, and the balance of short-term borrowings was RMB253.5 million and RMB236.2 million, respectively. All of these borrowings were denominated in RMB and repayable within one year.

15.Others, net

Others, net consist of the following:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Investment income (1)	51,142	23,386	14,792
Investment impairment loss (2)	—	(17,798)	—
Tax benefit for value-added tax	4,436	11,956	1,477
Others	2,442	3,034	2,329
Total	58,020	20,578	18,598

(1) In 2018, the Group invested in preferred shares of Conflux Global (“Conflux”),which is a decentralized applications block-chain solution provider, with a consideration of cash in US$2,000 (RMB12,745). Conflux is a decentralized applications blockchain solution provider. These preferred shares invested are not considered in-substance ordinary shares and do not have readily determinable fair value, which are accounted for using the measurement alternative method. In 2021, the Group disposed 66.7% of the investment with an investment gain of RMB51.1 million realized in “Others, net” in the consolidated statements of comprehensive loss.

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

In 2023, the investment income is mainly attributable to the investment gain of RMB12.6 million from disposal of Newsky Wisdom. For more details, please refer to Note 10.

(2) In 2022, investment impairment loss mainly consisted of the impairment of long-term investment of RMB14,751 (Note 11) and impairment of investment in Conflux RMB3,047 due to market volatility.

16.Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Hong Kong income tax rate is two-tiered profits tax regime, under which the tax rate is 8.25% or assessable profits on the first HK dollar 2 million and 16.5% or any assessable profits in excess of HK dollar 2 million. The payments of dividends to their shareholders are not subject to withholding tax in Hong Kong.

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

Composition of income tax benefits:

	For the Year
	Ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Current income tax	3	—	243
Deferred income tax	(585)	(918)	(271)
Total	(582)	(918)	(28)

Reconciliation of the differences between statutory income tax rate and the effective income tax rate for the years ended December 31, 2021, 2022 and 2023 are as below:

	For the Year
	Ended
	December 31,
	2021	2022	2023
Statutory EIT rate	25.00%	25.00%	25.00%
Tax effect of preferential tax treatment	(3.00)%	(10.99)%	(26.63)%
Tax effect of permanent differences	5.87%	9.95%	49.97%
Changes in valuation allowance	(27.58)%	(23.28)%	(48.24)%
Effective income tax rate	0.29%	0.68%	0.10%

The following table sets forth the effect of preferential tax:

	For the Year
	Ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Tax effect of preferential tax treatment	6,140	14,855	7,210
Basic and diluted loss per share effect	0.01	0.04	0.02

Composition of deferred tax assets and liabilities:

Deferred taxes assets and liabilities arising from PRC subsidiaries and VIEs were measured using the enacted tax rates for the periods in which they are expected to be reversed. The Group’s deferred tax assets and liabilities consist of the following components:

	As of December 31,
	2022	2023
	RMB	RMB
Deferred tax assets
Net operating loss carry-forwards	235,751	244,205
Allowances of credit losses	7,412	7,649
Others	9,318	8,681
Total deferred tax assets	252,481	260,535
Less: Valuation allowance	(252,481)	(260,535)
Total deferred tax assets, net	—	—

	As of December 31,
	2022	2023
	RMB	RMB
Deferred tax liabilities
Intangible assets acquired from business combinations	3,644	3,405
Total deferred tax liabilities	3,644	3,405

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated losses, existence of taxable temporary differences and reversal periods.

The Group believed that it is more likely than not that the deferred tax assets for certain entities will not be utilized in the future given these entities had incurred net accumulated operating losses for income tax purposes since its inception. Therefore, the valuation allowances for these deferred tax assets were provided. The total valuation allowance provided were RMB252,481 and RMB260,535 as of December 31, 2022 and 2023 respectively.

Movement of valuation allowance:

	For the Year Ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at beginning of the year	249,347	229,181	252,481
Additions	69,282	46,643	30,101
Reversals	(89,448)	(23,343)	(22,047)
Balance at end of the year	229,181	252,481	260,535

17.Share-based compensation expenses

The following table sets forth the share-based compensation expenses included in each of the relevant accounts:

	For the Year
	Ended
	December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Cost of operation	218	94	23	3
Sales and marketing expenses	(543)	872	743	105
Research and development expenses	2,250	1,793	920	130
General and administrative expenses	15,432	3,819	2,620	368
Total	17,357	6,578	4,306	606

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

In June 2022, the board of directors approved the Amendment No. 1 to the Global Share Plan. The Company amended Section 6(e) of the Global Share Plan by changing the term of options from ten years to twelve years. Other provisions of the Global Share Plan remained the same.

There was no option granted in 2021, 2022 and 2023. The activities of share options granted under Jianpu’s Global Share Plan in relation to the share-based compensation expenses of the Group for the years ended December 31, 2021, 2022 and 2023 are summarized as below:

		Weighted	Aggregate	Weighted average
		average	intrinsic	remaining
	Number of	exercise prices	Value	contractual
	shares	US$/Share	US$	years
Outstanding as of January 1, 2021	7,505,477	0.28	176	5.53
Forfeited during the year	(45,227)	0.29	—	—
Outstanding as of December 31, 2021	7,460,250	0.24	26	4.52
Forfeited during the year	(420)	0.56	—	—
Exercised during the year	(99,500)	0.05	—	—
Outstanding as of December 31, 2022	7,360,330	0.24	54	3.55
Exercised during the year	(39,500)	0.04	—	—
Outstanding as of December 31, 2023	7,320,830	0.25	22	2.64

As of December 31, 2023, 7,320,830 share options of the Company were held by the Group’s employees and non-employees under Global Share Plan with the weighted average exercise price of US$0.25 per option and weighted average remaining contractual years of 2.64 years, all of which were exercisable with nil share options being expected to be vested. The aggregate intrinsic value of the outstanding options, exercisable options and share options expected to be vested as of December 31, 2023 are US$22, US$22 and nil respectively. There were no unrecognized share-based compensation expenses.

As of December 31, 2023, 1,251,302 share options of the Company were held by the employees of the Group’s related parties for Non-platform business under the Global Share Plan with the weighted average exercise price of US$0.44 per option and weighted average remaining contractual years of 3.65 years, out of which 1,206,528 options were exercisable with the weighted average exercise price of US$0.44 per option and weighted average remaining contractual years of 3.60 years. 44,774 share options were expected to be vested with the weighted average exercise price of US$0.56 per option and weighted average remaining contractual years of 4.75 years. The aggregate intrinsic value of the outstanding options, exercisable options and share options expected to be vested as of December 31, 2023 are US$3, US$3 and nil respectively. The share options granted to employees of the Group’s related parties for Non-platform business were accounted for as deemed dividend from the Company to its shareholders, as these employees do not provide services to the Company. The share awards were measured based on the fair value as of the grant date. The amount recognized as deemed dividend were nil, nil and nil for the years ended December 31, 2021, 2022 and 2023, respectively.

As of December 31, 2023, 17,409,383 share options with underlying shares of Non-platform business were held by the Group’s employees. The vesting of such awards is conditional upon the fulfillment of requisite service conditions to the Company and listing of Non-platform business. The cost relating to such share-based awards succeeded from 2012 Share Plan of RONG360 were recognized by the Company as a shareholder contribution as the award will ultimately be settled by RONG360. The award is accounted for as a financial derivative and initially measured at its fair value in accordance with ASC 815-10-55-46 through 55-48, and the related expense will be recognized over the requisite service period in the consolidated income statements with a corresponding credit to additional paid-in capital. Subsequent changes in the fair value of the award are recorded in the consolidated income statement through the date on which the underlying award are settled. The share-based compensation expenses recognized for the year ended December 31, 2023 in relation to share options with underlying share of Non-platform business granted to the Group employees were nil due to increase in the fair value of underlying share of Non-platform business.

(b)2017 Share incentive plan

In October 2017, the board of directors approved and adopted the 2017 Share Incentive Plan (the “2017 Plan”). The 2017 Plan permits the awards of options, restricted shares or any other type of share-based awards. The maximum number of shares available for issuance shall be 2% of the total number of shares issued and outstanding as of the closing of the Company’s IPO, plus an annual increase on the first day of each of the first five fiscal years of the Company during the term of the 2017 Plan commencing with the fiscal year beginning January 1, 2018, by an amount equal to 2% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year (excluding issued shares reserved for future option exercise and restricted share unit vesting), and an annual increase on the first day of each of the next five fiscal years of the Company during the term of the 2017 Plan commencing with the fiscal year beginning January 1, 2023, by an amount equal to 1.5% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year (excluding issued shares reserved for future option exercise and restricted share unit vesting).

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

The activities of share options granted under Jianpu’s 2017 Share Incentive Plan in relation to the share-based compensation expenses of the Group for the years ended December 31, 2021, 2022 and 2023 are summarized as below:

		Weighted	Aggregate	Weighted average
		average	intrinsic	remaining
	Number of	exercise prices	Value	contractual
	shares	US$/Share	US$	years
Outstanding as of January 1, 2021	18,933,057	0.01	2,688	8.25
Granted during the year	8,210,850	0.01	—	—
Forfeited during the year	(1,655,252)	0.01	—	—
Exercised during the year	(50,000)	0.01	—	—
Outstanding as of December 31, 2021	25,438,655	0.01	1,056	8.05
Granted during the year	8,320,522	0.01	—	—
Forfeited during the year	(714,450)	0.01	—	—
Exercised during the year	(603,464)	0.01	—	—
Outstanding as of December 31, 2022	32,441,263	0.01	2,255	7.65
Granted during the year	5,970,200	0.01	—	—
Forfeited during the year	(1,175,184)	0.01	—	—
Exercised during the year	(268,320)	0.01	—	—
Outstanding as of December 31, 2023	36,967,959	0.01	1,442	7.06

The estimated fair value of each option grant is based on the market price of the underlying ordinary share of the Company on the same date.

As of December 31, 2023, 36,967,959 share options of the Company were granted under 2017 Share Incentive Plan with the weighted average exercise price of US$0.01 per option and weighted average remaining contractual years of 7.06 years, out of which 21,608,003 options were exercisable with the weighted average exercise price of US$0.01 per option and weighted average remaining contractual years of 5.91 years. 14,843,323 share options were expected to be vested with the weighted average exercise price of US $0.01 per option and weighted average remaining contractual years of 8.68 years. The aggregate intrinsic value of the outstanding options, exercisable options and share options expected to be vested as of December 31, 2023 are US$1,442 , US$843 and US$579 respectively. For the years ended December 31, 2021, 2022 and 2023, share-based compensation expenses recognized associated with the share options granted by the Company were RMB14,959, RMB5,628 and RMB4,304. There were RMB2,780 of unrecognized share-based compensation expenses, which are expected to be recognized over a weighted-average period of 2.97 years.

As of December 31, 2023, 913,095 share options of the Company were held by the employees of the Group’s related parties for Non-platform business under the 2017 Share Incentive Plan with the weighted average exercise price of US$0.01 per option and weighted average remaining contractual years of 6.20 years, out of which 696,220 options were exercisable with the weighted average exercise price of US$0.01 per option and weighted average remaining contractual years of 5.61 years. 202,305 share options were expected to be vested with the weighted average exercise price of US $0.01 per option and weighted average remaining contractual years of 7.59 years. The aggregate intrinsic value of the outstanding options, exercisable options and share options expected to be vested as of December 31, 2023 are US$36, US$27 and US$8 respectively. The share options granted to employees of Non-platform business were accounted for as deemed dividend from the Company to its shareholders, as these employees do not provide services to the Company. The share awards were measured based on the fair value as of the grant date. The amount recognized as deemed dividend were RMB42, RMB17 and RMB28 for the years ended December 31, 2021, 2022 and 2023.

18.Ordinary shares

Upon incorporation, the Company had 1,000,000,000 shares authorized, 1 ordinary share issued and outstanding with a par value of US$0.0001 per share. As of December 31, 2023, the Company had 430,463,797 shares issued, including 361,092,832 Class A ordinary shares, and 69,370,965 Class B ordinary shares. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share. Each Class B ordinary share can be converted into one Class A ordinary share at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares. In September 2023, one of the shareholders of the Company converted 27,100,830 Class B Ordinary Shares to Class A Ordinary Shares.

19.Loss per share

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

Basic and diluted net loss per ordinary share for each of the years are presented as follows:

	For the Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
	(In thousands,	(In thousands,	(In thousands,	(In thousands,
	except	except	except	except
	for share	for share	for share	for share
	and per	and per	and per	and per
	share data)	share data)	share data)	share data)
Numerator:
Net loss attributable to Jianpu’s shareholders	(199,785)	(131,660)	(26,772)	(3,772)
Numerator for basic and diluted net loss per share	(199,785)	(131,660)	(26,772)	(3,772)
Denominator:
Weighted average number of ordinary shares	423,661,496	424,031,623	424,612,125	424,612,125
Denominator for basic and diluted net loss per share	423,661,496	424,031,623	424,612,125	424,612,125
Net loss per ordinary share:
Basic and diluted	(0.47)	(0.31)	(0.06)	(0.01)

Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the respective year. The potential ordinary shares of restricted shares and share options were excluded from the diluted loss net per share calculations because to do so would be antidilutive for all the periods presented. The numbers of share options excluded from the calculation of diluted net loss per share of the Company were 35,400,672, 42,337,559 and 46,851,006 as of December 31, 2021, 2022 and 2023 respectively.

20.Related party transactions

The following sets forth significant related party transactions of the Group during the years presented:

	For the Year Ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Revenues from recommendation services for loans generated from RONG360 (a)	488	903	1,134
Revenues from big data and system-based risk management services generated from RONG360 (a)	4,282	4,803	2,136
Administrative expenses charged to RONG360 (b)	2,000	6,000	6,000
Sales and marketing expenses charged by RONG360 (c)	(124)	—	—
Cost of promotion and acquisition charged by by RONG360 (d)	—	(207)	(368)
Research and development expenses charged by RONG360 (e)	(685)	(871)	(548)
Cost of customer service charged by related party A (f)	(883)	(386)	(1,069)

The following sets forth related party outstanding balance:

	As of
	December 31,
	2022	2023
Amount due to RONG360 (g)	(7,642)	(6,907)
Amount due to related party B (h)	(5,815)	(3,537)
Amount due from/(to) other related parties (i)	76	(24)
(a)	RONG360’s business comprised the Platform Business segment and Non-platform Business segment prior to the Reorganization, thus transactions between the Group’s Predecessor Operation, i.e. the Platform Business, and Non-platform business segment of RONG360 are accounted for as related party transactions. After the Share Distribution, RONG360 is still considered as a related party of the Group due to the existence of some same major shareholders of RONG360 and the Company. The Group provided loan recommendation services and big data and system-based risk management services to the Non-platform Business segment of RONG360 and the related service fees were charged at a standard fee rate same as that charged to third party customers.
(b)	Following the Reorganization, the administrative expenses allocated to RONG360 consist of various expenses attributable to the Non-platform business segment of RONG360, including expenses related to operational, administrative, human resources, legal, accounting and internal control support pursuant to the transitional services arrangement (see Note 1(b)).
(c)	RONG360 charged the Group sales and marketing expenses for providing advertising and marketing services to the Group for the year ended December 31, 2021.
(d)	RONG360 charged the Group cost of promotion and acquisition for providing promotion and acquisition services to the Group for the year ended December 31, 2022 and 2023.
(e)	RONG360 charged the Group research and development expenses for providing research and development services to the Group for the year ended December 31, 2021, 2022 and 2023.
(f)	In 2021, the Group invested in and owned 35% of the preference shares of related party A. Related party A charged the Group customer services delivered for the years ended December 31, 2021, 2022 and 2023.
(g)	The balance decrease reflected the aforementioned related party transactions and related settlements and prepayment between RONG360 and the Group.
(h)	The Group obtained contractual control of KTN from related party B (a company owned by two founders of the Company before September 2020, and controled by a founder of the Company afterwards) in October 2018. The balance primarily represented the unpaid consideration. The balance as of December 31, 2023 decreased because the Group settled a part of payable to related party B.
(i)	The balance represented the net amount resulting from the amount of due to related party A and amount due from other related party.

21.Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB59,289, RMB52,903 and RMB44,582 for the years ended December 31, 2021, 2022 and 2023, respectively.

22.Commitments and contingencies

Short-term lease commitments

The Group has leased office premises under non-cancellable short-term operating lease agreements. Future aggregate minimum lease payments under non-cancellable short-term operating leases agreements are as follows:

As of
December 31,
2023
RMB
Within one year	1,262
Total	1,262

Capital and other commitments

The Group did not have significant capital and other commitments as of December 31, 2022 and 2023.

Contingencies

The Company are subject to legal proceedings and claims in its ordinary course of business from time to time. On October 25, 2018, a putative securities class action was filed against us, certain of the Company’s directors and officers, and others in the U.S. District Court for the Southern District of New York: Panther Partners Inc., v. Jianpu Technology Inc. et al. (Case No. 18-cv-09848). The plaintiffs in the case alleged, in sum and substance, that certain disclosures and statements made by the Company in connection with its initial public offering contained material misstatements and omissions in violation of the Securities Act of 1933. On September 27, 2020, the court denied the defendants’ motion to dismiss. On November 15, 2021, the parties reached a stipulation to settle the action for the amount of US$7.5 million, among other conditions. On December 30, 2021, the court issued an order granting preliminary approval of the parties’ proposed settlement, the cost of which will be borne in substantial part by the Company’s directors and officers liability insurance. On May 12, 2022, the court issued an order granting final approval of the proposed settlement, according to which the Company’s insurance company has paid the aggregate amount of US$7.5 million and this lawsuit has been closed.

On February 17, 2021, another putative securities class action was filed against us and certain of the Company’s officers in the U.S. District Court for the Southern District of New York: Guttentag v. Jianpu Technology Inc. et al. (Case No. 21-cv-01419). The plaintiffs in the case allege, in sum and substance, that certain of the Company’s disclosures since the first quarter of 2018 contained material misstatements and omissions in violation of the Securities Exchange Act of 1934. On July 20, 2021, the lead plaintiff filed an amended class action complaint: Enrique Africa v. Jianpu Technology Inc. et al. (Case No. 21-cv-01419). On September 3, 2021, the Company filed a motion to dismiss. On September 28, 2021, the court granted the Company motion to dismiss all claims with leave to amend. On November 28, 2022, the lead plaintiff filed the second amended complaint. On January 27, 2023, the Company filed a motion to dismiss the second amended complaint. On August 23, 2023, the Court granted the Company’s motion to dismiss the second amended complaint and closed the case with no claim for the Company.

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

23.Subsequent event

In January 2024, the Company announced its board of directors had authorized a share repurchase program, under which the Company may repurchase up to US$3 million of its American depositary shares (“ADSs”) or Class A ordinary shares over the next 12 months. As of March 31, 2024, our company had repurchased an aggregate of 129,882 ADSs for a total cost of approximately US$97.7 thousand.

On February 20, 2024, the Company was notified by the New York Stock Exchange (“NYSE”) that the staff of NYSE Regulation had determined to commence proceedings to delist the ADSs of the Company from the NYSE pursuant to Section 802.01B of the NYSE’s Listed Company Manual. Trading in the Company’s ADSs was suspended immediately. Following the suspension, the ADSs of the Company have been quoted on the over-the-counter market and are currently trading under the symbol “AIJTY”. On March 5, 2024, the NYSE notified the United States Securities and Exchange Commission (“SEC”) of its intention to remove the Company’s ADSs from listing and registration on the NYSE on March 18, 2024.

24.Restricted net assets

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

The Group performed a test on the restricted net assets of its consolidated subsidiaries and VIEs (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements”. Such restricted net assets amounting to approximately RMB73.6 million, or 17.66% of the Group’s total consolidated net assets, as of December 31, 2023.