Form 20-F
period 2024-12-31
Jianpu Technology Inc.
filed 2025-04-28
CIK 1713923

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Daqing (David) Ye, Chief Executive Officer

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

As of December 31, 2024, there were 372,470,225 ordinary shares outstanding, par value US$0.0001 per share, being the sum of 303,099,260 Class A ordinary shares and 69,370,965 Class B ordinary shares.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   ☐ Yes   ⌧ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.   ☐ Yes  ☐ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	“ADRs” refers to the American depositary receipts which may evidence the ADSs;
●	“ADSs” refers to our American depositary shares, each of which represents 20 Class A ordinary shares. Except as otherwise indicated, all ADS and per ADS data in this annual report give retroactive effect to the change in the ratio of ADSs to Class A ordinary shares from two ADSs to five Class A ordinary shares to one ADS to 20 Class A ordinary shares, or the ADS Ratio, which became effective on October 30, 2020;
●	“China” or “PRC” refers to the People’s Republic of China;
●	“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.0001 per share;
●	“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.0001 per share;
●	“Restructuring” refers to a corporate restructuring we completed in 2018 in order to strengthen our positioning as an independent open platform (for more information, see “Item 4. Information on the Company—A. History and Development of the Company”). As part of the Restructuring, all business operations previously operated by RONG360 prior to the Restructuring except for the digital lending business was transferred from RONG360 to us;
●	“RONG360” means RONG360 Inc., a Cayman Islands exempted company, its subsidiaries and its consolidated variable interest entity, but, prior to the Restructuring, exclude Jianpu Technology Inc., its subsidiaries and its consolidated variable interest entities;
●	“shares” or “ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	“VIE” refers to variable interest entity, and “the VIEs” refer to Beijing Rongdiandian Information Technology Co., Ltd., or RDD, Beijing Kartner Information Technology Co., Ltd., or KTN, Beijing Guangkezhixun Information Technology Co., Ltd., or GKZX, and Beijing Tianyi Chuangshi Technology Co., Ltd., or TCT; and
●	“we,” “us,” “our company” and “our” refer to Jianpu Technology Inc., a Cayman Islands exempted company with limited liabilities, and its subsidiaries. We conduct operations in China through (i) our subsidiaries in mainland China and (ii) the VIEs with which we have maintained contractual arrangements and their subsidiaries in China. The description in this annual report on Form 20-F of our operations in China prior to the Restructuring excludes the digital lending business that was previously operated by and continued to be carried out by RONG360 after the Restructuring.

For financial service providers, we generally consider each separate legal entity as one provider. For example, nationwide banks operate with multiple legal entities at provincial and local levels, and each entity has autonomy over product features and credit policies. Accordingly, we treat each legal entity as one financial service provider.

Our reporting currency is the Renminbi because our business is mainly conducted in China and substantially all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.2993 to US$1.00, the exchange rate in effect on December 31, 2024 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

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

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIEs

Jianpu Technology Inc. is not an operating company in China but a Cayman Islands holding company with no equity ownership in the VIEs. We conduct our operations in China through (i) our subsidiaries in mainland China and (ii) the VIEs with which we have maintained contractual arrangements and their subsidiaries in China. The laws and regulations of mainland China impose restrictions on foreign direct investment in companies involved in the value-added telecommunication services. Therefore, we operate such business or may operate certain other businesses which are also subject to foreign investment restrictions in mainland China through Beijing Rongdiandian Information Technology Co., Ltd., or RDD, Beijing Kartner Information Technology Co., Ltd., or KTN, Beijing Guangkezhixun Information Technology Co., Ltd., or GKZX, and Beijing Tianyi Chuangshi Technology Co., Ltd., or TCT, which we refer to collectively as “the VIEs” in this annual report, and rely on contractual arrangements among our subsidiaries in mainland China, the VIEs and their respective nominee shareholders to control the business operations of the VIEs. Such structure is used to provide investors with exposure to foreign investment in China-based companies where laws and regulations in mainland China prohibit or restrict direct foreign investment in operating companies. Revenues, excluding intercompany revenues, contributed by the VIEs accounted for 18.5%, 22.5% and 16.7% of our total revenues for the year ended December 31, 2022, 2023 and 2024, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refer to Jianpu Technology Inc., a Cayman Islands exempted company with limited liabilities, and its subsidiaries. The description in this annual report of our operations in China prior to the Restructuring excludes the digital lending business that was previously operated by and continued to be carried out by RONG360 after the Restructuring. Holders of our ADSs hold equity interest in Jianpu Technology Inc., our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIEs, and they may never directly hold equity interests in the VIEs in China.

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

For example, the PRC Data Security Law and the PRC Personal Information Protection Law promulgated in 2021 posed additional challenges to our cybersecurity and data privacy compliance. The Cybersecurity Review Measures issued by the Cyberspace Administration of China and several other governmental authorities in mainland China in December 2021, as well as the Regulations for the Administration of Network Data Security published by the Cyberspace Administration of China for public comments in November 2024, imposed potential additional restrictions on China-based overseas issuers like us. If the interpretation and application of current and future laws, regulations and rules in mainland China mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to governmental enforcement actions and investigations, fines, penalties or suspension of our non-compliant operations, and materially and adversely affect our business and results of operations and the price of our ADSs. For additional details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our business generates and processes a certain amount of data, and we are required to comply with laws and other applicable laws in mainland China relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.”

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

The following diagram illustrates the principal entities in our corporate structure as of the date of this annual report:

Note:

(1)	The VIEs include RDD, KTN, GKZX and TCT. Shareholders of RDD and their respective shareholdings in RDD and relationship with our company are (i) Jiayan Lu (40%), our director and co-founder; (ii) Huijing Ye (40%), family member of one of our co-founders; and (iii) Caofeng Liu (20%), our director, chief technology officer, chief operating officer and co-founder. Shareholders of KTN and their respective shareholdings in KTN and relationship with our company are (i) Hui Li (60%), our employee; and (ii) Yang Liu (40%), our employee. Shareholders of GKZX and their respective shareholdings in GKZX and relationship with our company are (i) Xiang Zhu (5%), our employee; and (ii) Deyou Zhou (95%), our employee. The shareholding structure of GKZX was updated in both 2021 and 2022. Concurrently with each completion of equity transfer in GKZX, the previous contractual arrangements we entered into with GKZX’s then previous shareholders that provided us with effective control over GKZX were terminated and a new set of contractual arrangements with the same terms were entered into with GKZX’s then current shareholders. Shareholders of TCT and their respective shareholdings in TCT and relationship with our company are (i) Xiaoqing Hu (51%), our employee; and (ii) Yuexuan Gao (49%), our employee.

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

There are uncertainties with respect to how the mainland China government will regulate foreign investment in providing value-added telecommunication services in mainland China, and overseas securities offerings and listings in general, as well as the interpretation and implementation of any related regulations. If we, our subsidiaries in mainland China or the VIEs (i) do not receive or maintain required permissions or approvals or do not complete required filings, (ii) inadvertently conclude that such permissions, approvals or filings are not required, or (iii) are required to obtain or fulfill such permissions, approvals or filings in the future when applicable laws, regulations or interpretations change but we fail to obtain or fulfill such necessary approvals, permits or filings in a timely manner, or at all, we may be subject to penalties, including fines, suspension of business and revocation of required licenses, our ability to continue to offer securities to investors may also be significantly limited or completely hindered, and the value of our securities may significantly decline or become worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing with the CSRC or other requirements from the CSRC or other government authorities in mainland China may be required in connection with our offshore offerings under mainland China law, and, if required, we cannot predict whether or for how long we will be able to complete such filing or other required procedures.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our former auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Since then, the PCAOB has not issued any new determination regarding its ability to inspect or investigate registered public accounting firms headquartered in mainland China and Hong Kong. On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditor. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate was due to a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in certain jurisdictions and we use an accounting firm headquartered in one of those jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. If authorities in the PRC or another foreign jurisdiction were to take a position at any time in the future that would prevent the PCAOB from inspecting or investigating completely registered public accounting firms headquartered in certain jurisdictions and we use an accounting firm headquartered in one of those jurisdictions, and if such lack of inspection were to extend for the requisite period of time under the HFCAA, our securities will be prohibited from being traded on U.S. markets. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in a jurisdiction where our auditor is headquartered. The prohibition of trading in the ADSs, or the threat of the trading being prohibited, may materially and adversely affect the value of your investment.”

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

Under laws and regulations in mainland China, our subsidiaries in mainland China and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or the SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our subsidiaries in mainland China and the net assets of the VIEs in which we have no legal ownership, totaling RMB142.3 million, RMB73.6 million and RMB96.2 million (US$13.2 million) as of December 31, 2022, 2023 and 2024, respectively. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries in mainland China to make payments to us could have a material and adverse effect on our ability to conduct our business.”

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

In the years ended December 31, 2022, 2023 and 2024, Jianpu Technology Inc. extended loans with outstanding principal amount of RMB40.4 million, RMB14.5 million and RMB8.2 million (US$1.1 million), respectively, to our intermediate holding companies and subsidiaries, and received repayments of RMB51.9 million, RMB9.6 million and RMB37.7 million (US$5.2 million), respectively. The VIEs did not receive any capital investment (in the form of loans extended to nominee shareholders from our subsidiaries in mainland China) and as loans from our subsidiaries in mainland China in 2022, 2023 and 2024. The VIEs may transfer cash to our subsidiaries in mainland China by paying service fees according to the contractual arrangements. For the years ended December 31, 2022, 2023 and 2024, no service fees were paid by the VIEs to our subsidiaries in mainland China.

On April 16, 2025 our board of directors authorized a special cash dividend of US$40 million to be distributed to the shareholders of Jianpu Technology Inc. Further details regarding the distribution will be determined by the board. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information-Dividend Policy.” For the Cayman Islands, mainland China and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

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

	As of December 31, 2024
			Primary	VIEs and
		Other	Beneficiaries	their	Eliminating	Consolidated
	Parent	subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	in RMB thousands
Consolidating Schedule of Financial Position
ASSETS
Current assets:
Cash and cash equivalents	6,481	197,982	166,635	47,493	—	418,591
Time deposits	—	11,572	—	—	—	11,572
Restricted cash and time deposits	—	251,023	—	—	—	251,023
Accounts receivable, net	—	37,657	60,983	44,392	—	143,032
Amount due from related parties	12,814	(43,659)	—	33,210	—	2,365
Amount due from subsidiaries and VIEs(1)	—	63,741	122,168	—	(185,909)	—
Prepayments and other current assets	5,413	14,231	17,907	29,019	—	66,570
Total current assets	24,708	532,547	367,693	154,114	(185,909)	893,153
Non-current assets:
Property and equipment, net	—	119	609	8,706	—	9,434
Intangible assets, net	1,507	15,782	108	—	—	17,397
Restricted cash and time deposits	26,395	—	—	—	—	26,395
Amount due from subsidiaries and VIEs(1)	1,354,649	—	30,550	—	(1,385,199)	—
Other non-current assets	94	57,106	757	1,288	—	59,245
Total non-current assets	1,382,645	73,007	32,024	9,994	(1,385,199)	112,471
Total assets	1,407,353	605,554	399,717	164,108	(1,571,108)	1,005,624

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	—	79,836	122,600	—	—	202,436
Accounts payable	—	5,958	91,170	11,121	—	108,249
Advances from customers	—	1,153	49,923	559	—	51,635
Tax payable	—	313	1,620	8,006	—	9,939
Amount due to related parties	—	—	5,566	—	—	5,566
Amount due to subsidiaries(1)	—	—	290	185,619	(185,909)	—
Deficit in subsidiaries(2)	834,913	(9,733)	579	—	(825,759)	—
Deficit in VIEs(3)	—	—	46,493	—	(46,493)	—
Accrued expenses and other current liabilities	10,606	7,876	72,090	5,296	—	95,868
Total current liabilities	845,519	85,403	390,331	210,601	(1,058,161)	473,693
Non-current liabilities:
Deferred tax liabilities	—	141	—	—	—	141
Amount due to subsidiaries(1)	30,550	1,354,649	—	—	(1,385,199)	—
Other non-current liabilities	10,814	—	232	—	—	11,046
Total non-current liabilities	41,364	1,354,790	232	—	(1,385,199)	11,187
Total liabilities	886,883	1,440,193	390,563	210,601	(2,443,360)	484,880
Total Jianpu’s shareholders’ equity/(deficit)	520,470	(834,913)	9,154	(46,493)	872,252	520,470
Non-controlling interests	—	274	—	—	—	274
Total shareholders’ equity/(deficit)	520,470	(834,639)	9,154	(46,493)	872,252	520,744
Total liabilities and shareholders’ equity/(deficit)	1,407,353	605,554	399,717	164,108	(1,571,108)	1,005,624

	As of December 31, 2023
			Primary	VIEs and
		Other	Beneficiaries	their	Eliminating	Consolidated
	Parent	subsidiaries	of VIEs	subsidiaries	adjustments	Totals

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

	For the Year Ended December 31, 2024
			Primary	VIEs and
		Other	Beneficiaries	their	Eliminating	Consolidated
	Parent	subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	in RMB thousands
Condensed Consolidating Schedule of Results of Operations
Third-party revenues	—	119,969	718,488	167,614	—	1,006,071
Inter-company revenues(4)	—	26,708	7,984	83,182	(117,874)	—
Third-party costs and expenses	(17,436)	(82,237)	(561,126)	(294,595)	—	(955,394)
Inter-company costs and expenses(5)	—	(88,312)	(62)	(29,500)	117,874	—
Income/(Loss) from subsidiaries(6)	120,986	121,739	(354)	—	(242,371)	—
Loss from VIEs(7)	—	—	(41,701)	—	41,701	—
Others	2,581	22,783	(1,844)	31,919	—	55,439
Income/(Loss) before income tax	106,131	120,650	121,385	(41,380)	(200,670)	106,116
Income tax benefits/(expenses)	—	103	—	(321)	—	(218)
Net income/(loss)	106,131	120,753	121,385	(41,701)	(200,670)	105,898
Less: net loss attributable to non-controlling interests	—	(233)	—	—	—	(233)
Net income/(loss) attributable to Jianpu’s shareholders	106,131	120,986	121,385	(41,701)	(200,670)	106,131

	For the Year Ended December 31, 2023
			Primary	VIEs and
		Other	Beneficiaries	their	Eliminating	Consolidated
	Parent	subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	in RMB thousands
Condensed Consolidating Schedule of Results of Operations
Third-party revenues	—	393,107	436,207	240,099	—	1,069,413
Inter-company revenues(4)	—	29,223	117,054	224,919	(371,196)	—
Third-party costs and expenses	(18,610)	(241,293)	(439,533)	(422,502)	—	(1,121,938)
Inter-company costs and expenses(5)	—	(204,367)	(133,639)	(33,190)	371,196	—
Income/ (Loss) from subsidiaries(6)	(9,819)	766	(97)	—	9,150	—
Income from VIEs(7)	—	—	9,762	—	(9,762)	—
Others	1,657	12,675	10,915	204	—	25,451
Income/(Loss) before income tax	(26,772)	(9,889)	669	9,530	(612)	(27,074)
Income tax benefits/(expenses)	—	(204)	—	232	—	28
Net income/(loss)	(26,772)	(10,093)	669	9,762	(612)	(27,046)
Less: net loss attributable to non-controlling interests	—	(274)	—	—	—	(274)
Net income/(loss) attributable to Jianpu’s shareholders	(26,772)	(9,819)	669	9,762	(612)	(26,772)

	For the Year Ended December 31, 2022
			Primary	VIEs and
		Other	Beneficiaries	their	Eliminating	Consolidated
	Parent	subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	in RMB thousands
Condensed Consolidating Schedule of Results of Operations
Third-party revenues	—	493,639	313,454	182,582	—	989,675
Inter-company revenues(4)	—	11,319	180,074	262,936	(454,329)	—
Third-party costs and expenses	(13,079)	(262,163)	(417,674)	(448,782)	—	(1,141,698)
Inter-company costs and expenses(5)	—	(266,602)	(159,449)	(28,278)	454,329	—
Loss from subsidiaries(6)	(120,953)	(111,373)	(10,090)	—	242,416	—
Loss from VIEs(7)	—	—	(26,084)	—	26,084	—
Others	9,725	3,651	(1,694)	5,172	—	16,854
Loss before income tax	(124,307)	(131,529)	(121,463)	(26,370)	268,500	(135,169)
Income tax benefits	—	632	—	286	—	918
Net loss	(124,307)	(130,897)	(121,463)	(26,084)	268,500	(134,251)
Less: net loss attributable to non-controlling interests	—	(9,944)	—	—	—	(9,944)
Total comprehensive loss attributable to Jianpu Technology Inc.	(124,307)	(120,953)	(121,463)	(26,084)	268,500	(124,307)
Accretion of mezzanine equity	—	(7,353)	—	—	—	(7,353)
Net loss attributable to Jianpu’s shareholders	(124,307)	(128,306)	(121,463)	(26,084)	268,500	(131,660)

	For the Year Ended December 31, 2024
			Primary	VIEs and
		Other	Beneficiaries	their	Eliminating	Consolidated
	Parent	subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	in RMB thousands
Condensed Consolidating Schedules of Cash Flows
Net cash (used in)/provided by operating activities carried outside our group	(22,508)	74,589	172,181	(144,504)	—	79,758
Net cash (used in)/provided by operating activities carried within our group(8)	—	(74,740)	(53,313)	128,053	—	—
Net cash (used in)/ provided by operating activities	(22,508)	(151)	118,868	(16,451)	—	79,758
Purchases of intangible assets, property and equipment	—	(7,188)	—	—	—	(7,188)
Proceeds from sale of property and equipment and intangible assets	—	—	781	114	—	895
Cash paid for other non-current assets	—	(48,800)	—	—	—	(48,800)
Cash received for long-term investments	5,850	—	—	—	—	5,850
Cash received from disposal of subsidiaries, net of cash disposed	—	615	—	30,752	—	31,367
Maturity of time deposits	—	32,426	—	—	—	32,426
Maturity of restricted time deposits	—	20,277	—	—	—	20,277
Loans repaid from other subsidiaries(9)	37,735	—	—	—	(37,735)	—
Investments and loans extended to subsidiaries and VIEs(10)	(8,201)	—	—	—	8,201	—
Net cash provided/ (used in) by investing activities	35,384	(2,670)	781	30,866	(29,534)	34,827
Receipt of loans extended by owner(11)	—	8,201	—	—	(8,201)	—
Repayment of loans extended to owner(9)	—	(37,735)	—	—	37,735	—
Proceeds from employees exercising stock options	13	—	—	—	—	13
Share repurchase	(11,266)	—	—	—	—	(11,266)
Proceeds from short-term borrowings	—	79,836	141,139	—	—	220,975
Repayment of short-term borrowings	—	(95,081)	(159,670)	—	—	(254,751)
Net cash (used in)/provided by financing activities	(11,253)	(44,779)	(18,531)	—	29,534	(45,029)

	For the Year Ended December 31, 2023
			Primary	VIEs and
		Other	Beneficiaries	their	Eliminating	Consolidated
	Parent	subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	in RMB thousands
Condensed Consolidating Schedules of Cash Flows
Net cash (used in)/ provided by operating activities carried outside our group	(10,204)	274,295	54,140	(313,965)	—	4,266
Net cash (used in)/provided by operating activities carried within our group(8)	—	(295,920)	(18,582)	314,502	—	—
Net cash (used in)/ provided by operating activities	(10,204)	(21,625)	35,558	537	—	4,266
Purchases of intangible assets, property and equipment	—	—	(2,057)	—	—	(2,057)
Proceeds from sale of property and equipment and intangible assets	—	1,737	13	—	—	1,750
Cash paid for other non-current assets	—	(2,524)	—	—	—	(2,524)
Cash received from disposal of subsidiaries, net of cash disposed	—	(6,222)	18,000	—	—	11,778
Purchase of restricted time deposits	(1,340)	(7,676)	—	(1,000)	—	(10,016)
Withdrawal of restricted time deposits	1,637	—	—	—	—	1,637
Loans repaid from other subsidiaries(9)	9,582	—	—	—	(9,582)	—
Investments and loans extended to subsidiaries and VIEs(10)	(14,534)	(6,940)	—	—	21,474	—
Net cash (used in)/provided by investing activities	(4,655)	(21,625)	15,956	(1,000)	11,892	568
Receipt of loans extended by owner(11)	—	14,534	—	—	(14,534)	—
Repayment of loans extended to owner(9)	—	(9,582)	—	—	9,582	—
Receipt as investment or capital increase(12)	—	—	6,940	—	(6,940)	—
Proceeds from employees exercising stock options	33	—	—	—	—	33
Proceeds from short-term borrowings	—	95,081	160,931	—	—	256,012
Repayment of short-term borrowings	—	(85,556)	(187,725)	—	—	(273,281)
Net cash (used in)/provided by financing activities	33	14,477	(19,854)	—	(11,892)	(17,236)

	For the Year Ended December 31, 2022
			Primary	VIEs and
		Other	Beneficiaries	their	Eliminating	Consolidated
	Parent	subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	in RMB thousands
Condensed Consolidating Schedules of Cash Flows
Net cash (used in)/provided by operating activities carried outside our group	(14,635)	240,009	45,420	(425,389)	—	(154,595)
Net cash (used in)/provided by operating activities carried within our group(8)	—	(314,725)	(128,240)	442,965	—	—
Net cash (used in)/ provided by operating activities	(14,635)	(74,716)	(82,820)	17,576	—	(154,595)
Proceeds from maturity of short-term investments	—	32,101	—	—	—	32,101
Purchases of short-term investments	—	(30,000)	—	—	—	(30,000)
Purchases of intangible assets, property and equipment	—	(212)	(1,594)	—	—	(1,806)
Proceeds from sale of property and equipment and intangible assets	—	53	138	—	—	191
Purchase of restricted time deposits	—	(45,486)	—	—	—	(45,486)
Loans repaid from other subsidiaries(9)	51,919	—	—	—	(51,919)	—
Investments and loans extended to subsidiaries and VIEs(10)	(40,362)	(59,808)	—	—	100,170	—
Cash received from disposal of subsidiaries, net of cash disposed	19,005	(30,453)	16,996	(474)	—	5,074
Net cash provided by/(used in) investing activities	30,562	(133,805)	15,540	(474)	48,251	(39,926)
Receipt of loans extended by owner(11)	—	40,362	—	—	(40,362)	—
Repayment of loans extended to owner (9)	—	(51,919)	—	—	51,919	—
Receipt as investment or capital increase(12)	—	—	59,808	—	(59,808)	—
Proceeds from employees exercising stock options	143	—	—	—	—	143
Proceeds from short-term borrowings	—	85,556	167,925	—	—	253,481
Repayment of short-term borrowings	—	—	(181,853)	—	—	(181,853)
Purchase of additional shares held by noncontrolling interests shareholder	—	(8,702)	—	—	—	(8,702)
Net cash provided by financing activities	143	65,297	45,880	—	(48,251)	63,069

Notes:

(1)	It represents the elimination of intercompany balances among Jianpu Technology Inc., the Primary Beneficiaries of VIEs, the Other Subsidiaries, and the VIEs and their subsidiaries that we consolidate.
(2)	It represents the elimination of the deficit or investment among Jianpu Technology Inc., the Primary Beneficiaries of VIEs, the Other Subsidiaries that we consolidate.
(3)	It represents the elimination of the deficit or investment in the VIEs and their subsidiaries by the Primary Beneficiaries of VIEs.
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

(12)Investments or capital received from Jianpu Technology Inc. to the Primary Beneficiaries of VIEs, VIEs and our other subsidiaries.

A.	[Reserved]

Our Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive loss for the years ended December 31, 2022, 2023 and 2024 and selected consolidated balance sheets, as of December 31, 2023 and 2024 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected data from consolidated statements of comprehensive loss for the years ended December 31, 2020 and 2021, and the consolidated balance sheets data as of December 31, 2020, 2021 and 2022 have been derived from our audited consolidated financial statements, which are not included in this annual report. You should read this selected consolidated financial data in conjunction with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future years.

	For the Year Ended December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Loss:
Revenues:
Recommendation services(1)	404,381	575,242	731,742	744,427	698,056	95,633
Digital intelligence as a service(2) (3)	144,227	130,408	96,917	86,108	85,039	11,650
Marketing and other services(3)	37,154	99,397	161,016	238,878	222,976	30,548
Total revenues	585,762	805,047	989,675	1,069,413	1,006,071	137,831
Costs and expenses
Cost of promotion and acquisition(4)	(379,380)	(562,081)	(693,272)	(729,120)	(573,146)	(78,521)
Cost of operation(4)	(91,910)	(88,049)	(83,995)	(66,874)	(64,911)	(8,893)
Total cost of services	(471,290)	(650,130)	(777,267)	(795,994)	(638,057)	(87,414)
Sales and marketing expenses(4)(5)	(128,600)	(143,460)	(134,308)	(131,709)	(149,008)	(20,414)
Research and development expenses	(154,775)	(132,427)	(113,965)	(94,717)	(77,938)	(10,677)
General and administrative expenses	(136,581)	(137,533)	(102,831)	(99,518)	(90,391)	(12,384)
Impairment of goodwill and intangible assets acquired from business acquisition	(16,893)	—	(13,327)	—	—	—
(Loss) / income from operations	(322,377)	(258,503)	(152,023)	(52,525)	50,677	6,942
Net interest (expenses) /income	(2,290)	(4,193)	(3,724)	6,853	9,985	1,368
Others, net	11,238	58,020	20,578	18,598	45,454	6,227
(Loss) /income before income tax	(313,429)	(204,676)	(135,169)	(27,074)	106,116	14,537
Income tax benefits/(expense)	1,283	582	918	28	(218)	(30)
Net (loss)/income	(312,146)	(204,094)	(134,251)	(27,046)	105,898	14,507
Less: net (loss)/income attributable to noncontrolling interests	(7,999)	(4,309)	(9,944)	(274)	(233)	(32)
Net (loss)/income attributable to Jianpu Technology Inc.	(304,147)	(199,785)	(124,307)	(26,772)	106,131	14,539
Accretion of mezzanine equity	—	—	(7,353)	—	—	—
Net (loss)/income attributable to Jianpu’s shareholders	(304,147)	(199,785)	(131,660)	(26,772)	106,131	14,539
Other comprehensive (loss)/income
Foreign currency translation adjustments	(52,185)	(16,453)	53,349	9,448	6,602	904
Total other comprehensive (loss)/ income	(52,185)	(16,453)	53,349	9,448	6,602	904
Total comprehensive (loss)/income	(364,331)	(220,547)	(80,902)	(17,598)	112,500	15,411
Less: total comprehensive loss attributable to noncontrolling interests	(8,878)	(4,341)	(9,955)	(292)	(255)	(35)
Total comprehensive (loss)/income attributable to Jianpu Technology Inc.	(355,453)	(216,206)	(70,947)	(17,306)	112,755	15,446
Accretion of mezzanine equity	—	—	(7,353)	—	—	—
Total comprehensive (loss)/income attributable to Jianpu's shareholders	(355,453)	(216,206)	(78,300)	(17,306)	112,755	15,446
Net (loss)/income per share attributable to Jianpu’s shareholders
Basic	(0.72)	(0.47)	(0.31)	(0.06)	0.27	0.04
Diluted	(0.72)	(0.47)	(0.31)	(0.06)	0.26	0.04
Net (loss)/income per ADS(6) attributable to Jianpu’s shareholders
Basic	(14.38)	(9.43)	(6.21)	(1.26)	5.31	0.73
Diluted	(14.38)	(9.43)	(6.21)	(1.26)	5.18	0.71
Weighted average number of shares(7)
Basic	423,096,353	423,661,496	424,031,623	424,612,125	399,454,434	399,454,434
Diluted	423,096,353	423,661,496	424,031,623	424,612,125	410,098,257	410,098,257

Notes:

(1)	Including revenue from related party of RMB4.8 million, RMB0.5 million, RMB0.9 million, RMB1.1 million and RMB4.9 million (US$0.7 million) for the years ended December 31, 2020, 2021, 2022, 2023 and 2024, respectively.
(2)	Including revenue from related party of RMB3.6 million, RMB4.3 million, RMB4.8 million, RMB2.1 million and RMB0.3 million (US$0.04 million) for the years ended December 31, 2020, 2021, 2022, 2023 and 2024, respectively.

(3)	Starting from the first half of 2024, we updated the description of our revenue stream “big data and system-based risk management services” to “digital intelligence as a service”, to provide more relevant and clear information. For consistency, we also adjusted the revenue description in comparative periods to align with the current classification.

Starting from the year of 2022, we updated the description of our revenue stream advertising, marketing and other services as marketing and other services, to provide more relevant and clear information. We also updated the revenue description in comparative years to conform to the current classification.

(4)	Beginning in 2021, in light of business development, we added a financial statement line item named cost of promotion and acquisition and reclassified the previous line item of cost of revenue and sales and marketing expenses. Cost of promotion and acquisition primarily consists of expenditures relating to user traffic acquisition and rewards to business partners for promotion on social network and social media platform, which are reclassified from sales and marketing expenses, and marketing costs related to marketing and other services including commissions paid to individual insurance brokers, which are reclassified from cost of revenue. Cost of operation, post the reclassification, consists primarily of costs associated with maintenance of the platform including data acquisition costs, bandwidth and server hosting costs, call center outsourcing costs, online payment processing fees, depreciation, payroll and other related costs of operations. Sales and marketing expenses, post the reclassification, consist primarily of marketing expenses relating to marketing activities, payroll costs and related expenses for employees involved in sales and marketing activities, and expenses for the portion of call center operations that we outsource. The cost of operation, cost of promotion and acquisition, and sales and marketing expenses for prior years had also been retrospectively reclassified. The amount reclassified from sales and marketing expenses to cost of promotion and acquisition were RMB991.8 million and RMB353.1 million for the years ended December 31, 2019 and 2020, respectively. The amount reclassified from cost of revenue to cost of promotion and acquisition was RMB34.2 million and RMB26.3 million for the years ended December 31, 2019 and 2020, respectively. Cost of promotion and acquisition includes cost from related party of nil, nil, RMB0.2 million, RMB0.4 million and RMB4.9 million (US$0.7 million) for the years ended December 31, 2020, 2021, 2022, 2023 and 2024, respectively.
(5)	Including expenses from related party of RMB0.2 million, RMB0.1 million, nil, nil and nil for the years ended December 31, 2020, 2021, 2022, 2023 and 2024, respectively.
(6)	Each ADS represents 20 Class A ordinary shares.
(7)	1,500,000,000 shares authorized, US$0.0001 par value. 430,463,797 shares (including 333,992,002 Class A ordinary shares and 96,471,795 Class B ordinary shares) issued and 423,627,480 shares (including 327,155,685 Class A ordinary shares and 96,471,795 Class B ordinary shares) outstanding as of December 31, 2020, 430,463,797 shares (including 333,992,002 Class A ordinary shares and 96,471,795 Class B ordinary shares) issued and 423,677,480 shares (including 327,205,685 Class A ordinary shares and 96,471,795 Class B ordinary shares) outstanding as of December 31, 2021, 430,463,797 shares (including 333,992,002 Class A ordinary shares and 96,471,795 Class B ordinary shares) issued and 424,447,980 shares (including 327,976,185 Class A ordinary shares and 96,471,795 Class B ordinary shares) outstanding as of December 31, 2022, 430,463,797 shares (including 361,092,832 Class A ordinary shares and 69,370,965 Class B ordinary shares) issued and 424,775,740 shares (including 355,404,775 Class A ordinary shares and 69,370,965 Class B ordinary shares) outstanding as of December 31, 2023 and 430,463,797 shares (including 361,092,832 Class A ordinary shares, and 69,370,965 Class B ordinary shares) issued and 372,470,225 shares (including 303,099,260 Class A ordinary shares, and 69,370,965 Class B ordinary shares) outstanding as of December 31, 2024 respectively.

	As of December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheets:
Cash and cash equivalents	549,979	444,933	346,539	344,569	418,591	57,347
Time deposits	—	10,000	—	31,949	11,572	1,585
Restricted cash, time deposits and investment	391,425	234,601	297,634	278,359	251,023	34,390
Short-term investment	20,000	35,950	—	—	—	—
Accounts receivable, net(1)	240,124	175,165	189,665	161,821	143,032	19,595
Amount due from related parties	872	140	153	155	2,365	324
Prepayments and other current assets	66,295	53,466	46,537	40,209	66,570	9,121
Total current assets	1,268,695	954,255	880,528	857,062	893,153	122,362
Restricted cash, time deposits and investment	34,581	37,266	40,059	34,846	26,395	3,616
Total non-current assets	135,039	115,667	81,734	74,739	112,471	15,409
Total assets	1,403,734	1,069,922	962,262	931,801	1,005,624	137,771
Short-term borrowings	158,477	181,853	253,481	236,212	202,436	27,734
Accounts payable(2)	185,904	103,782	96,729	106,461	108,249	14,830
Advances from customers	54,275	47,221	46,920	46,142	51,635	7,074
Tax payable	24,059	14,670	9,662	10,304	9,939	1,362
Amount due to related parties	9,495	29,270	13,534	10,623	5,566	763
Accrued expenses and other current liabilities	220,866	152,521	88,871	89,541	95,868	13,134
Total current liabilities	653,076	529,317	509,197	499,283	473,693	64,897
Total non-current liabilities	25,020	18,153	16,740	15,088	11,187	1,532
Total liabilities	678,096	547,470	525,937	514,371	484,880	66,429
Mezzanine equity	1,455	1,689	—	—	—	—
Total shareholders’ equity	724,183	520,763	436,325	417,430	520,744	71,342

Notes:

(1)	Including amounts billed through related party of nil, RMB4.4 million, nil, nil and RMB0.4 million (US$0.06 million) as of December 31, 2020, 2021, 2022, 2023 and 2024, respectively.
(2)

Including amounts billed through related party of nil, RMB2.4 million, RMB5.7 million, RMB3.3 million and RMB1.8 million (US$0.2 million) as of December 31, 2020, 2021, 2022, 2023 and 2024, respectively.

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

Summary of Risk Factors

Investments in our ADSs involve significant risks. Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Our Business

●	We recorded net loss historically and we may experience losses in the future.;
●	We operate in the evolving online and mobile consumer market in China which makes it difficult to evaluate our future prospects;
●	We face challenges with generating and acquiring user traffic to our platform and converting the traffic into our user base;
●	Failure to maintain relationships with financial service providers or develop new ones may materially and adversely affect our business and results of operations;
●	Our match and recommendation of financial products to users may not be effective, which will result in dissatisfaction from both users and financial service providers;
●	If we are not able to respond to changes in user preferences for financial products and provide a satisfactory user experience on our platform, we will not be able to maintain and expand our user base or effectively convert our users into customers of our financial service providers;
●	We may not be able to ensure the accuracy of product information and the authenticity of financial products on our platform;
●	We may fail to develop and innovate our platform and products;
●	We may fail to compete effectively; and
●	We have limited control over the product and service quality of our financial service providers.

Risks Related to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China primarily through (i) our subsidiaries in mainland China and (ii) the VIEs, with which we have maintained contractual arrangements. Holders of our ADSs hold equity interest in Jianpu Technology Inc., our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIEs. If the mainland China government finds that our contractual agreements with the VIEs do not comply with laws and regulations in mainland China, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIEs and our investors face uncertainty about potential future actions by the mainland China government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group;
●	We rely on contractual arrangements with the VIEs and their shareholders to exercise control over a significant part of our business, which may not be as effective as direct ownership in providing operational control; and
●	The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Doing Business in China

●	The mainland China government’s significant authority in regulating our operations could result in a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The mainland China government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs”;
●	Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties”;
●	Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations”;
●	The filing with the CSRC or other requirements from the CSRC or other government authorities in mainland China may be required in connection with our offshore offerings under mainland China law, and, if required, we cannot predict whether or for how long we will be able to complete such filing or other required procedures. Any actions by the mainland China government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing with the CSRC or other requirements from the CSRC or other government authorities in mainland China may be required in connection with our offshore offerings under mainland China law, and, if required, we cannot predict whether or for how long we will be able to complete such filing or other required procedures”;
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections”; and
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in a jurisdiction where our auditor is headquartered. The prohibition of trading in the ADSs, or the threat of the trading being prohibited, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in a jurisdiction where our auditor is headquartered. The prohibition of trading in the ADSs, or the threat of the trading being prohibited, may materially and adversely affect the value of your investment.”

Risks Related to our ADSs

●	The delisting of our ADSs from the NYSE may continue to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted, or that once relisted, they will remain listed.;
●	The trading price of our ADSs has been and may continue to be volatile, which could result in substantial losses to investors; and
●	We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2024, and we will likely be a PFIC for the current taxable year and possibly for future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares.

Risks Related to Our Business

We recorded net loss historically and we may experience losses in the future.

We have incurred losses in the past. In 2022 and 2023, we had net loss of RMB134.3 million and RMB27.0 million, respectively, and loss from operations of RMB152.0 million and RMB52.5 million. In 2024, we recorded net income of RMB105.9 million (US$14.5 million) and income from operations of RMB50.7 million (US$6.9 million). We had cash used in operations of RMB154.6 million in 2022 and we had cash received from operations of RMB4.3 million and RMB79.8 million (US$10.9 million) in 2023 and 2024, respectively. Our ability to maintain profitability depends in large part on our ability to manage our cost of promotion and acquisition, which accounted for 70.1%, 68.2% and 57.0% of our total revenues in 2022, 2023 and 2024, respectively. We intend to manage and further reduce our cost of promotion and acquisition as a proportion of our total revenues, but there can be no assurance that we will achieve this goal. Our ability to maintain profitability is also affected by our ability to maintain total revenues and a healthy revenue structure. Our total revenue was RMB989.7 million, RMB1,069.4 million and RMB1,006.1 million (US$137.8 million) in 2022, 2023 and 2024, respectively. The increase in total revenues from 2022 to 2023 was mainly attributable to the increase in revenues from marketing and other services. The decrease in total revenues from 2023 to 2024 was mainly due to the decreases of both revenues from credit card recommendation services, reflecting reduced marketing budgets from credit card issuers, and revenues from marketing and other services, as a result of the deconsolidation of Shanghai Anguo Insurance Brokerage Co., Ltd. (“Anguo”). This decrease was partially offset by higher revenues from loan recommendation services, supported by an increase in loan applications on our platform. We may not be able to continue to grow for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, declining of our overall market or industry, emergence of alternative business models and changes in rules, regulations, government policies or general economic conditions. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed, and we may experience losses again in the future.

We operate in the evolving online and mobile consumer market in China which makes it difficult to evaluate our future prospects.

We operate in China’s online and mobile consumer market, which is evolving and may not develop as we anticipate. The business models of the players in this market continue to evolve. The regulatory framework governing the industry is also still evolving and will remain uncertain for the foreseeable future. Other participants in the industry, including users and financial service providers, may have difficulty distinguishing our platform, services and solutions from those of our competitors. As the industry and our business develop, we may modify our business model or change our platform, services and solutions. These changes may not achieve expected results and may have a material and adverse impact on our financial condition and results of operations.

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

Our relationship with financial service providers is crucial to our success. We generate substantially all of our revenues from services and solutions provided to financial service providers. Certain financial service providers have accounted for a significant portion of our revenues in the past. Revenues generated from the respective largest financial service providers in 2022 and 2023, each of which was joint-stock bank, accounted for 11% and 11% of our total revenues in the corresponding year. We have witnessed a decrease in customer concentration in 2024. Revenues generated from the largest financial service provider in 2024 accounted for 4% of our total revenues in 2024. We work with these financial service providers at arm’s length and negotiate a cooperation agreement with them on an annual basis based on our business needs and market conditions. While we continually seek to diversify our financial service providers, there can be no assurance that the concentration will continue to decrease or remain at the current level in the future. Our ability to attract users to our platform and maintain and grow our user base depends on the quantity and quality of financial products offered by financial service providers on our platform. We also provide digital intelligence as a service to financial service providers. Our arrangements with our financial service providers are typically not exclusive, and they may have similar arrangements with our competitors. If financial service providers are dissatisfied with our services and solutions, they may terminate their relationships with us and switch to our competitors. Moreover, we have seen financial service providers increasingly rely on their own online and technology capabilities to serve online and mobile users in recent years. There can be no assurance that we can maintain good relationships with our existing financial service providers on commercially desirable terms, which may be impacted by changes in their internal policies as well. We may also fail to develop new relationships with additional financial service providers. As a result, our business, financial performance and prospects will be materially and adversely affected.

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

We may fail to compete effectively.

The retail financial market in China is rapidly evolving and highly competitive. New competitors may emerge at any time. We may fail to compete for users and/or financial service providers against any of our existing or potential competitors. We operate an open financial technology platform that connects financial service providers and users. Our competitors include other companies that provide similar platform-based financial product recommendation services. We also compete with online platforms for financial products that are affiliated with major internet companies, including search engine, social media, e-commerce and online payment companies. In addition, we compete with financial service providers to the extent that they offer or list financial products on their own platform, although some of these financial service providers may also offer or list financial products on our platform as well. Such financial service providers may stop utilizing our platform in order to enhance the competitiveness of their own platforms. Existing or potential competitors may have substantially greater brand recognition and possess more financial, marketing and research resources than we do. Our competitors may introduce platforms with more attractive products, content and features, or services and solutions with competitive pricing or enhanced performance that we cannot match. In addition, some of our competitors may have more resources to develop or acquire new technologies and react quicker to changing requirements of users and/or financial service providers. If we fail to compete effectively, our business, financial performance and prospects will be materially and adversely affected.

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

As an open platform, we have access to certain personal and other sensitive data provided by our users and financial service providers during the course of providing services to them. We also make certain personal information provided by users or third-party data providers available to financial service providers who use our digital intelligence as a service solutions with applicable consent. We face risks inherent in handling and protecting a sizable volume of data. In particular, we face a number of challenges relating to data from transactions and other activities on our platform, including:

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

Data Security

●	In June 2021, the Standing Committee of the National People’s Congress of China promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the Cyberspace Administration of China, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. Pursuant to these measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that critical information infrastructure operators or network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. As of the date of this annual report, we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime is subject to further clarification from regulators, and the government authorities in mainland China may have certain discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under mainland China law. If we are deemed to be a critical information infrastructure operator under the cybersecurity laws and regulations in mainland China, we may be subject to obligations in addition to what we have fulfilled under the cybersecurity laws and regulations in mainland China.
●	On July 7, 2022, the Cyberspace Administration of China promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which came into effect on September 1, 2022. These measures require a data processor providing data to overseas recipients and falling under any of the specified circumstances to apply for a security assessment of cross-border data transfer by the national cybersecurity authority through its local counterpart. On February 22, 2023, the Cyberspace Administration of China promulgated the Measures on the Standard Contract for Cross-border Transfer of Personal Information, which became effective on June 1, 2023. These measures require personal information processors providing personal information to overseas recipients by entering into standard contracts and falling under any of the specified circumstances to file with the local counterpart of the Cyberspace Administration of China within ten business days from the effective date of relevant standard contracts. Furthermore, on March 22, 2024, the Cyberspace Administration of China promulgated the Provisions on Promoting and Standardizing Cross-Border Data Transfer, which set forth the circumstances exempted from performing the security assessment or filing procedures for cross-border data transfer and further clarify the thresholds and scenarios for data processors to go through these procedures as stipulated under the aforementioned measures.

Personal Information and Privacy

●	The Anti-Monopoly Guidelines for the Platform Economy Sector published by the Anti-Monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of user information through coercive means by online platforms operators.
●	In August 2021, the Standing Committee of the National People’s Congress of China promulgated the PRC Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of government authorities in mainland China and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the PRC Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the Cyberspace Administration of China, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Regulations for the Administration of Network Data Security remain unclear on whether and to what extent the requirements will be applicable to companies that are already listed in the United States. We cannot predict the impact of these measures or regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the interpretation and application of current and future laws, regulations and rules in mainland China mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the application stores, and materially and adversely affect our business and results of operations and significantly limit or completely hinder our ability to continue to offer securities to investors, maintain the trading of our securities in U.S. markets, or cause the value of our securities to significantly decline or become worthless. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the Cyberspace Administration of China on such basis.

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

We organize, process and analyze information provided by users and data provided by financial service providers and third-party data partners. This information and data contain certain personal information of users, a portion of which we may provide to financial service providers using our digital intelligence as a service solutions. Due to the lack of further interpretations of the current regulations governing personal credit reporting businesses, and the fact that there are still uncertainties regarding the interpretation and implementation of the Administrative Measures on Credit Reporting Business, the exact definition and scope of “information related to credit standing” and “personal credit reporting business” are still unclear. It is therefore uncertain whether we would be deemed to engage in personal credit reporting business because of our digital intelligence as a service solutions and, to a lesser extent our loan recommendation business. If the business conducted by us would be deemed by the regulatory authorities as the personal credit reporting business, we may be required to obtain a license for personal credit reporting business from the competent regulatory authorities or change our business model, pursue cooperation with the licensed credit reporting agencies within the prescribed time limit. If we cannot obtain the regulatory approval or find licensed credit reporting agencies to cooperate with in a timely manner, we may be deemed as violating the applicable laws and regulations of personal credit reporting services, which may subject us to penalties, including cessation of business operations, confiscation of illegal gains, fines, and even criminal liability, which may materially and adversely affect our business, financial conditions and results of operations. The People’s Bank of China, the credit reporting industry regulatory department under the State Council, granted in February 2018, December 2020, and November 2024, respectively, personal credit reporting businesses licenses to three entities incorporated under the guidance of the People’s Bank of China, and we have been actively promoting our cooperation with these licensed credit reporting agencies and started to gradually migrate our business to the cooperation framework with licensed credit reporting agencies. As of the date of this annual report, we have substantially completed our business adjustments to align with the cooperation framework involving licensed credit reporting agencies. However, given the lack of clear guidance or detailed implementation rules, as well as the uncertainty surrounding the regulators’ acceptance criteria, we cannot guarantee that we are fully compliant with all applicable laws and regulations. If the competent authorities find us to be in violation of the Administrative Measures on Credit Reporting Business, we may be subject to administrative penalties and/or suspension of the noncompliant business, which may adversely and materially affect our business, financial condition and results of operations. As of the date of this annual report, we have not been subject to any material fines or other penalties under any laws or regulations directly related to personal credit reporting business in mainland China. In addition, cooperation with licensed credit reporting agencies may be costly and result in additional expenses to us, which may affect our financial performance and results of operations. Besides, our business may also become subject to other rules and requirements related to credit reporting business, or new rules and requirements (including approval or license regime) promulgated by the authorities in the future. The existing and future rules and regulations may be costly for us to comply with, and we may not be able to obtain any required license or other regulatory approvals in a timely manner, or at all. If we are subject to penalties for any of the foregoing reasons, our business, financial condition, results of operations and prospects could be materially and adversely affected.

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

In September 2019, the General Office of the China Banking and Insurance Regulatory Commission issued the Notice on Addressing Banking and Insurance Institutions’ Irregularities against Consumer Rights and Interests, as most recently amended in June 2021, according to which banks shall explicitly require that their third-party cooperation partners shall stop misleading sales, inappropriate collection activities, or forcible tie-in sales, and shall not double-charge financial institutions and consumers for the same service or illegally access the personal information of customers. Furthermore, in July 2020, the China Banking and Insurance Regulatory Commission promulgated the Interim Measures for Administration of the Internet Loan by Commercial Banks, according to which banks shall meet the management requirements related to risk system management, risk data and model management, information technology risk management and loan management in their cooperation with third-party cooperation partners on internet loan business, and if banks recommend Internet loan products to the target customers through third-party cooperation partners, such banks are required to sufficiently disclose the lender, actual annual interest rate, annualized comprehensive capital cost, arrangement for repayment of principal and interest and other information in obvious positions to safeguard the rights of customers to be informed and to make choice on their own, and shall not deprive the consumers of their rights to express their wishes by means of check by default, forced bundling or others. In March 2023, the General Office of the China Banking and Insurance Regulatory Commission promulgated the Notice on the Special Rectification Action of Illegal Lending Intermediaries, according to which the mainland China authorities shall organize banking financial institutions under its supervision or management to carry out a special rectification investigation of illegal lending intermediaries, select key institutions to carry out on-site supervision and guidance, and guide institutions to standardize their cooperation with lending intermediaries. On December 31, 2024, the National Financial Regulatory Administration promogulated the Interim Measures for the Supervision and Administration of Micro-loan Companies, which stipulate that, among others, micro-loan companies shall comply with the following requirements when cooperating with third party institutions: (i) micro-loan companies shall not outsourse core businesses including credit review and rick control; (ii) mircro-loan companies shall not co-finance loans with non-qualified institutions; (iii) micro-loan companies shall not cooperate with or accept services from institutions that has no financing guarantee license or fails to meet the qualification for engaging in credit insurance or guarantee insurance business; (d) micro-loan companies shall not help third party institutions to circumvent regulatory requirements such as off-site operation; (v) micro-loan companies shall not only provide services such as obtaining customers through marketing, client credit profile, risk assessment, information technology support and overdue collection of goods without making actual capital contributions; (vi) the ratio of a single contribution to an online loan jointly issued with a commercial bank shall not be less than 30%. If the third-party agents that cooperated with us are found to be in violations of the laws and regulations in mainland China, they may be subject to administrative penalties. Some of the financial service providers on our platform are banks or their agents. If our cooperation with any of these banks or their agents fails to strictly comply with the regulations mentioned above or any other applicable laws, the banks or their agents may not be allowed to continue their cooperation with us and consequently our business, financial condition and prospects may be materially and adversely affected. If any of our financial service providers or their agents is deemed to violate any laws or regulations in mainland China, we may be jointly liable due to the services or solutions we provide. We may have to remove financial products from our platform or terminate relationship with financial service providers or their agents. Although we have implemented internal control procedures reviewing and examining our financial service providers and their products on our platform to ensure their compliance with relevant provisions, including standards for onboarding financial service providers or their agents, examining their products and regular inspection throughout the cooperation process, as well as internal measures to deal with user complaints, as we have limited control over the financial products and the services provided by financial service providers or their agents, if any financial product on our platform is deemed to violate any laws, rules or regulations, or if we are deemed to have failed to duly perform the duty of care when screening the financial service providers or the products on our platform, we may face, among others, regulatory warnings, correction orders, condemnation, fines and criminal liability. As a result, our business, reputation, financial performance and prospects could be materially and adversely affected.

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

In the event of a platform outage and physical data loss, the performance of our platform and solutions would be materially and adversely affected. The satisfactory performance, reliability and availability of our platform, solutions and underlying technology infrastructure are critical to our operations and reputation and our ability to retain existing and attract new users and financial service providers. Our system hardware is hosted in a leased facility located in Beijing that is operated by our IT staff. We have completed the transfer of our online business from the leased facility to the cloud end which we believe is more cost-effective and can enhance our operational stability and flexibility. We also maintain a real-time backup system in the same facility and a remote backup system at a separate facility also located in Beijing. Our operations depend on our ability to protect our systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events. If there is a lapse in service or damage to our leased facilities in Beijing, we could experience interruptions and delays in our service and may incur additional expense in arranging new facilities.

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

Although the credit decisioning and risk management model of the digital lending business is separate and independent from the credit decisioning and risk management solutions of our business, if our users or financial service providers believe otherwise, they may lose confidence in our data analytical capabilities. The digital lending business currently operates as an independent financial service provider on our platform under an information service cooperation agreement on terms and conditions similar to those we have with third-party financial service providers. In addition, the digital lending business currently receives operational, administrative, human resources, legal, accounting and internal control support from us through a transitional services agreement. If our arrangements with the digital lending business or RONG360 are perceived by users or other financial service providers to be not on commercially reasonable terms, our reputation as an independent open platform may be damaged and our business and results of operations may be adversely affected. Furthermore, certain of our directors and executive officers continue to provide advisory and other services to RONG360. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for us and the digital lending business. In the course of business, we may identify opportunities that align with the interests of both our company and Rong360. Depending on the nature of the opportunity and our respective strategic priorities, we may collaborate or compete for the opportunity. In addition, we may compete with the digital lending business in the hiring of new employees, in particular with respect to credit decisioning and risk management related matters. We may not be able to resolve any potential conflicts which may have material adverse effect on our business.

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

We have identified one material weakness in our internal control over financial reporting, and if we fail to remediate our material weakness and maintain an effective system of internal control over financial reporting, our ability to report our financial results accurately or to prevent fraud may be adversely affected, and investor confidence and the market price of the ADSs may be adversely affected.

The SEC adopted rules pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of its internal control over financial reporting.

As we are a “non-accelerated filer,” our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Nonetheless, we and our independent registered public accounting firm, in connection with the preparation and audit of our consolidated financial statements for the year ended 2024, identified one material weakness in our internal control over financial reporting as of December 31, 2024, in accordance with the standards established by the Public Company Accounting Oversight Board (the “PCAOB”) of the United States. As a result of the material weakness, management has concluded that our internal control over financial reporting was not effective as of December 31, 2024.

The material weakness identified relates to the management and measurement of digital assets. Specifically, we utilized the service provided by third-party platforms to store and measure digital assets, while the effectiveness of Information Technology General Controls (“ITGC”) surrounding the platforms is not supported by appropriate System and Organization Controls (“SOC”) 1 report. For details, please see “Item 15. Controls and Procedures.”

If we fail to remediate our material weakness and maintain adequate and effective internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause our investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the price of our ADSs. Additionally, ineffective internal controls expose us to increased risk of fraud or misuse of corporate assets and subject us to regulatory investigations and civil or criminal sanctions.

Current and future investments in and acquisitions of assets, technologies and businesses may fail and may result in equity and earnings dilution and significant diversion of management attention.

We have and may further invest in or acquire assets, technologies and businesses that are complementary to our existing business. This may include opportunities to expand our service offerings and strengthen our technology infrastructure and data analytical capabilities. Our investments or acquisitions may not yield the results we expect. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets, significant diversion of management attention and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating investments and acquisitions, and integrating the acquired businesses into ours, may be significant, and the integration of acquired businesses may be disruptive to our existing business operations. In the event that our investments and acquisitions are not successful, our financial condition and results of operations may be materially and adversely affected. For example, in September 2019, the business of Databook Tech Ltd., its subsidiaries and variable interest entity, or collectively Databook, was suspended and an investigation was conducted against Databook and certain of its employees by competent authorities in relation to the compliance of information collection or use. The investigation concluded in January 2021. Certain employees of Databook have been charged with criminal liabilities; other than Databook, neither our company nor our directors or officers were involved. In June 2022, we entered into a series of agreements with other minority shareholders of Databook, as a result of which we became a minority shareholder of Databook and no longer have control over Databook. In addition, certain entities that we and one of the VIEs acquired to support our business growth in China and overseas were negatively impacted by the COVID-19 pandemic and their actual financial performance were significantly below the forecasts at acquisition, and the development of these businesses slowed down. As a result, we recorded an impairment for goodwill of RMB10.2 million in 2022. See also “—We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.” In 2024, we invested US$1.0 million (RMB7.2 million) in preferred shares of Powerup Technology Inc., a U.S.-based holding company operating the Mexican neobank Stori. In addition, we committed US$4.7 million (RMB33.4 million) to limited partnerships targeting Web3 and AI startups aligned with our strategic initiatives. Both investments are measured using a cost-based method (ASC 321) and may face risks such as market volatility, regulatory changes in emerging sectors (e.g., Web3), or operational challenges in fintech markets.We may decide to dispose of underperforming entities, as a result of which revenues from our digital intelligence as a service may further decrease.

We currently hold digital assets, including cryptocurrency, and are exposed to various risks associated with their volatility, custody, regulatory and security uncertainty. These risks could materially and adversely affect our financial condition, liquidity, operations, and the market price of our shares.

As part of our asset portfolio, we hold digital assets, including cryptocurrencies and other blockchain-based instruments. These holdings expose us to an array of risks inherent in this emerging asset class, including but not limited to price volatility, custodial and counterparty vulnerabilities, evolving regulatory frameworks, and technological risks. Such risks may individually or collectively have a material adverse effect on our business. Furthermore, the nascent and rapidly evolving nature of digital assets introduces additional uncertainties that could amplify these risks in ways we cannot fully anticipate.

Price volatility and market risks. The value of digital assets is highly volatile and subject to extreme price fluctuations influenced by factors beyond our control, including macroeconomic conditions, market sentiment, regulatory developments, and technological changes. A significant decline in the price of even a single major cryptocurrency could trigger broad market instability, adversely impacting the value of our holdings. Due to this volatility, we may not be able to liquidate our digital assets at prices that recover our cost basis, potentially resulting in substantial losses. In addition, the liquidity of digital assets can vary significantly, and market disruptions may hinder our ability to exchange cryptocurrencies for fiat currency at favorable rates—or at all. Illiquidity in key markets could force us to sell assets at steep discounts, exacerbating financial losses.

Custodial and counterparty risks. Our digital assets are held through third-party custodial accounts, exposing us to risks associated with custodial insolvency, operational failures, or security breaches. The legal framework governing digital asset custody remains underdeveloped, particularly in insolvency proceedings. If a custodian were to become insolvent, our holdings might be treated as part of the custodian’s estate, relegating us to the status of an unsecured creditor. In such an event, we could lose the ability to exercise ownership rights over our assets, potentially resulting in a total or partial loss of their value.

Regulatory and legal uncertainty. Cryptocurrencies and other digital assets are subject to evolving and often inconsistent regulatory scrutiny across multiple jurisdictions. Changes in laws, regulations, or enforcement actions in the U.S. or globally—including restrictions on trading, custody, or taxation—could negatively impact the liquidity, valuation, and utility of our holdings. Regulatory crackdowns, bans, or unfavorable interpretations of existing laws may also impair our ability to hold, transfer, or convert digital assets into fiat currency.

Technological and security risks. Digital assets are vulnerable to cybersecurity threats, including hacking, fraud, and operational vulnerabilities in blockchain networks or custodial platforms. While we rely on established custodians, no security measure is entirely immune to breaches. A successful attack could result in irreversible loss of assets with limited recourse for recovery.

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

We may confront other challenges as we enter new business domains. Our lack of familiarity with the new products and services and lack of user data relating to these products and services may make it more difficult for us to anticipate user demand and preferences. It may also make it more difficult for us to on-board, monitor and supervise new financial service providers and non-financial service providers and we may experience more customer complaints about them and their products and face costly investigations or litigation as a result of offering the products on our platform, which would harm our brand and reputation as well as our financial performance. New business domains may also subject us to new complex regulations to comply with, higher compliance costs and serious consequences in cases of non-compliance. Furthermore, we may not have much bargaining power in new categories of financial and non-financial products and services and we may not be able to negotiate favorable terms with financial service providers and non-financial service providers. We may need to price aggressively to gain market share or remain competitive in new product service categories. It may be difficult for us to achieve profitability in the new financial and non-financial product service categories and our profit margin, if any, may be lower than we anticipate, which would adversely affect our overall profitability and results of operations. For example, to diversify the financial product categories on our platform, we introduced insurance brokerage services under the brand name Anguo Insurance Brokerage after completing the acquisition of a licensed insurance brokerage company in China in the fourth quarter of 2019. In 2024, we transferred 100% of the shares of Anguo to a third party due to its underperformance as a part of our ongoing portfolio optimization efforts that focus on core growth opportunities. We cannot assure you that we will be able to address these new challenges and continue to provide exceptional quality services. If we are not able to solve these issues, we may not be able to compete effectively. We cannot assure you that we will be able to recoup our investments in introducing these new businesses and service offerings.

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

The growth of the Chinese economy has gradually slowed down in recent years and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The war in Ukraine and the imposition of broad economic sanctions on Russia have raised energy prices and disrupted global markets. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa. There have also been concerns on the relationship between China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their businesses or withdrawing their investments in China and, thus, exiting the China market, and other economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. For example, on October 28, 2024, the U.S. Department of the Treasury issued a final rule on outbound investment to implement the executive order of August 9, 2023. The final rule became effective on January 2, 2025 (Outbound Investment Rule). The Outbound Investment Rule imposes investment prohibition and notification requirements on U.S. persons for a wide range of investments in entities associated with China (including Hong Kong and Macau) that are engaged in activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems, collectively defined as Covered Foreign Persons. U.S. persons subject to the Outbound Investment Rule are prohibited from making, or required to report, certain investments in Covered Foreign Persons, which are defined as Covered Transactions. We believe we are not a Covered Foreign Person as defined in the Outbound Investment Rule. However, if we were to be deemed a Covered Foreign Person due to changes in our business operations or amendments to relevant laws and regulations, our ability to raise capital would be significantly and negatively affected. In such case, the trading price of our shares and/or the ADSs may be materially and adversely affected. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China.

On February 21, 2025, the White House released the “America First Investment Policy” memorandum, or the Investment Policy, which outlined several initiatives to restrict investments involving China. While legislative and regulatory actions are required to effect these proposed changes, the Investment Policy may expand enforcement against inbound investment from China to the United States by potentially implementing broader, sector - based restriction on PRC investments in the U.S., expanding CFIUS’ jurisdiction over greenfield investment by Chinese companies, and replacing open - ended mitigation agreements with mitigation agreements prescribing specific timeframes and concrete actions. Additionally, the Investment Policy proposes to create restrictions on U.S. investments in China additional to those already imposed under the Outbound Investment Rule, by potentially expanding industry sectors covered in sectors by existing U.S. outbound investment regulations, supplementing outbound investment restrictions with sanctions, and directing a review to suspend or terminate the 1984 United States - The People’s Republic of China Income Tax Convention. As the Investment Policy and its related legislative and regulatory proposals are still relatively new, it is unclear how these policies, and any future policies concerning investments between the U.S. and China, will be interpreted, amended and implemented by U.S. government authorities. These policies may restrict our ability to implement our investment strategy and could adversely affect our business and prospects.

In addition, the U.S. has imposed or proposed the imposition of new tariffs on products imported into the U.S. from a number of countries, particularly China. As of the date of this annual report, the U.S. and China have increased cumulative tariffs on each other to over 100%. Major developments in trade relations, including the imposition of new or increased tariffs by the U.S. and/or other countries could alter the trade environment and have an adverse effect on global and Chinese economy and in turn our financial condition and results of operations. Escalating U.S.-China tariff tensions have triggered a chain reaction of economic and political repercussions, potentially worsening bilateral relations. U.S. legislative and policy initiatives may impose stricter measures on China-based companies listed on U.S. exchanges.

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

Foreign ownership of internet-based businesses, such as distribution of online information, is subject to restrictions under current laws and regulations in mainland China. For example, unless in certain pilot zones where further opening up measures for foreign investments are implemented, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider which is engaged in internet information provision business like us in accordance with the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2024 version), which was promulgated on September 26, 2024 and took effect on November 1, 2024, and other applicable laws and regulations. We currently conduct operations or may conduct certain other operations subject to foreign investment restrictions or prohibitions in mainland China through the VIEs, and we have entered into a series of contractual arrangements with the VIEs and their shareholders, which are not equivalent to equity ownership in the business of the VIEs. Despite the lack of equity ownership, as a result of these contractual arrangements, we are deemed the primary beneficiary of the VIEs for accounting purposes, which is not akin to a parent-subsidiary relationship, and we consolidate the VIEs in accordance with U.S. GAAP as required by ASC Topic 810, Consolidation. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” Holders of our ADSs hold equity interest in Jianpu Technology Inc., our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIEs. If the mainland China government deems that our contractual arrangements with the VIEs do not comply with mainland China regulatory restrictions on foreign investment in relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties, forced to relinquish our interests in those operations or required to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledge of the VIEs, which in turn would affect our ability to consolidate the VIEs in accordance with U.S. GAAP, which contributed to 16.7% of our revenues (excluding inter-company revenues) in 2024, and thus would have a material effect on our operations and result in the value of the securities diminishing substantially. Our shares may decline in value if we are unable to assert our contractual control rights over the assets of our subsidiaries in mainland China and the VIEs that conduct all or substantially all of our operations. Our holding company in the Cayman Islands, the VIEs and our investors face uncertainty about potential future actions by the mainland China government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group.

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

RDD is 40% owned by the appointed family member of our chief executive officer, Mr. Daqing (David) Ye, 40% owned by Mr. Jiayan Lu, who is our director and co-founder, and 20% owned by Mr. Caofeng Liu, who is our director, chief technology officer, chief operating officer and co-founder. Owners of the other VIEs include Jianpu’s employees, family members of our co-founders, one affiliate to our co-founder and an investment holding company controlled by the founder of an acquired subsidiary. They may have potential conflicts of interest with us. These shareholders may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to effectively control the VIEs and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval or other procedures from the CSRC or other regulatory authorities, including the cybersecurity review under the Cybersecurity Review Measures, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such required procedures and any such approval or required procedures could be rescinded or rejected. Any failure to obtain or delay in obtaining the approval or completing the filing or other regulatory procedures for our offshore offerings, or a rescission of any such approval or filing or other regulatory procedures if obtained by us, would subject us to penalties by the CSRC or other regulatory authorities in mainland China. These regulatory authorities may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from our offshore offerings into mainland China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our securities. The CSRC or other regulatory authorities in mainland China also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, any uncertainties or negative publicity regarding such regulatory requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our securities.

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

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in a jurisdiction where our auditor is headquartered. The prohibition of trading in the ADSs, or the threat of the trading being prohibited, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our former auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction.

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

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in certain jurisdictions and we use an accounting firm headquartered in one of those jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Furthermore, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in certain jurisdictions is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC or any other foreign jurisdiction. If authorities in the PRC or another foreign jurisdiction were to take a position at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely registered public accounting firms headquartered in a jurisdiction where our auditor is headquartered, and if such lack of inspection were to extend for the requisite period of time under the HFCAA, our securities will be prohibited from being traded on U.S. markets. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with the prohibition of trading in our ADSs would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law, and its implementing rules and other foreign investment related regulations and how they may impact our business, financial condition and results of operations.

The variable interest entity structure has been adopted by many China-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in mainland China. The Ministry of Commerce published a discussion draft of the proposed PRC Foreign Investment Law in January 2015, according to which, variable interest entities that are controlled via contractual arrangements would also be deemed as foreign-invested entities, if they are ultimately “controlled” by foreign investors. In March 2019, the PRC National People’s Congress promulgated the PRC Foreign Investment Law, and in December 2019, the State Council promulgated its implementing rules to further clarify and elaborate on the PRC Foreign Investment Law. The PRC Foreign Investment Law and its implementing rules both became effective from January 1, 2020. Pursuant to the PRC Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in mainland China, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in mainland China solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within mainland China, (iii) foreign investors investing in new projects in mainland China solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The PRC Foreign Investment Law and its implementing rules do not introduce the concept of “control” in determining whether a company would be considered as a foreign-invested enterprise, nor do they explicitly provide whether the variable interest entity structure would be deemed as a method of foreign investment. However, the PRC Foreign Investment Law has a catch-all provision that includes into the definition of “foreign investments” made by foreign investors in mainland China in other methods as specified in laws, administrative regulations, or as stipulated by the State Council, and as the government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the PRC Foreign Investment Law, the possibility cannot be ruled out that the concept of “control” as stated in the discussion draft of the proposed PRC Foreign Investment Law in January 2015 may be embodied in, or the variable interest entity structure adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules. Furthermore, on December 19, 2020, the National Development and Reform Commission and the Ministry of Commerce promulgated the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under these measures, investments in military, national defense-related areas or in locations in proximity to military facilities, or investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, IT, Internet products and services, financial services and technology sectors, are required to be approved by designated governmental authorities in advance. Although the term “investment through other means” is not clearly defined under the Foreign Investment Security Review Measures, we cannot rule out the possibility that control through contractual arrangement may be regarded as a form of actual control and therefore require approval from the competent governmental authority. As of the date of this annual report, uncertainties still exist with respect to its interpretation and implementation. Accordingly, there are substantial uncertainties as to whether the VIE structure may be deemed as a method of foreign investment in the future. If the consolidated VIEs were deemed as foreign-invested enterprises under any of such future laws, regulations and rules, and any of the businesses that we or the VIEs operate would be in the “negative list” for foreign investment and therefore be subject to foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect our business, financial condition and results of operations. Furthermore, if foreign investment related laws, administrative regulations or rules change in the future, we may need to take further actions with respect to our existing contractual arrangements for the purpose of having better operational control on the VIEs. For instance, the Administrative Regulations on Foreign-Invested Telecommunications Enterprises were amended by the State Council and took effect on May 1, 2022 (the “2022 FITE Regulations”). The 2022 FITE Regulations canceled the qualification requirement on the primary foreign investor in a foreign invested value-added telecommunications enterprise for having a good track record and operational experience in the value-added telecommunications industry as stipulated in the previous version. Furthermore, on April 8, 2024, the MIIT issued the Notice on the Pilot Program for Expanding the Opening up of Value-added Telecommunications Services, which provides that pilots will be set up in Beijing, Shanghai, Shenzhen and Hainan, and the local governments will be responsible for formulating pilot plans, which will be subject to review and approval by the MIIT before implementation. The Notice cancels the restriction on shareholding percentage for foreign investment in enterprises in pilot zones, which operate value-added telecommunications services, including IDC Service, CDN Service, and ISP Service, online data processing and transaction processing service, information releasing platforms and delivery services included in information services (excluding the operation of internet news information, online publishing, online audio and video, and internet culture), as well as information protection and processing services. The relevant local telecommunication authorities have subsequently published the guidance to implement the aforementioned notice. However, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or other regulatory compliance challenges could materially and adversely affect our current corporate structure, business, financial condition and results of operations.

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

We currently rely on the contractual arrangements with RDD, one of the VIEs, to provide such services. RDD has obtained an ICP License. Any challenge to the validity of these arrangements may significantly disrupt our business, subject us to sanctions, compromise enforceability of our contractual arrangements, or have other adverse effects on us. It is uncertain if the VIEs will be required to obtain a separate operating license in addition to the value-added telecommunications business operating licenses for internet content provision services.

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

As a platform, we have been continually improving and innovating products, services and solutions to better empower our users and enable financial service providers. For instance, we launched our Social Media and Partner Program in the third quarter of 2018, within which we introduced a cooperation system with our users who may register as our business partners in carrying out the financial product recommendation services on our platform (see “Item 4. Information on the Company—B. Business Overview—Our Open Platform—Our Users—Marketing and User Acquisition”). We leveraged our integrated marketing solutions and recommendation capabilities to expand into non-financial product category starting in the first quarter of 2021. Given the complexity, uncertainties and changes in mainland China regulations, and that we have limited control over our users and financial service providers on our platform and may not be able to effectively monitor their activities, so we cannot assure you that our practices or the activities of our users and financial service providers will not be deemed to violate any existing or future laws, regulations or policies. We face challenges brought by these new laws, regulations and regulatory requirements, as well as significant uncertainties in the interpretation and application thereof. We might be required to spend significant time and resources in order to comply with any material changes in the regulatory environment and we may lose some or all of our competitive advantages during this process. If any of our practices or the activities of our users and financial service providers is deemed to violate any existing or future laws, regulations or policies, we may be ordered to cease such activities, and may be subject to other penalties as determined by the government authorities, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

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

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our costs and expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the amount of Renminbi we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs. Our overseas investments are denominated in foreign currencies, exposing us to exchange rate risks that may materially impact their carrying value and financial performance. If the foreign currency depreciates against the RMB, the investment’s RMB book value will decline, resulting in unrealized foreign exchange losses - even if the underlying asset’s fair value remains unchanged. Additionally, any dividends or distributions received in foreign currency will be converted to RMB at the prevailing exchange rate upon receipt, introducing volatility to reported earnings.

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

A number of laws and regulations in mainland China have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the PRC Anti-Monopoly Law itself, these include the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six mainland China regulatory agencies in 2006 and amended in 2009, and Measures for the Security Review of Foreign Investments promulgated in 2020. These laws and regulations impose requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a mainland China domestic enterprise. In addition, the PRC Anti-Monopoly Law requires that the anti-monopoly enforcement agency be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Measures for the Security Review of Foreign Investments specify that (i) investments in military industry, military industrial supporting and other fields relating to the security of national defence, and investments in areas surrounding military facilities and military industry facilities; and (ii) investments in important agricultural products, important energy and resources, important equipment manufacturing, important infrastructure, important transport services, important cultural products and services, important information technology and Internet products and services, important financial services, key technologies and other important fields relating to national security, and obtaining the actual controlling stake in the investee enterprise, foreign investors or the relevant parties in China shall take the initiative to declare to the office of the working mechanism prior to implementation of the investments. In the future, we may grow our business by acquiring complementary businesses. Complying with the regulations to complete such transactions could be time consuming, and any required approval processes, including approvals from the anti-monopoly enforcement agency or the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our subsidiaries in mainland China to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a mainland China “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with mainland China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise is the beneficial owner of the dividends and owns no less than 25% of a mainland China enterprise. The State Administration of Taxation promulgated a circular in February 2018, which became effective from April 2018 and stipulates that in determining whether a non-resident enterprise has the status as a beneficial owner, comprehensive analysis shall be conducted based on the factors listed therein and the actual circumstances of the specific case shall be taken into consideration. Specifically, it expressly excludes an agent or a designated payee from being considered as a “beneficial owner”. Furthermore, the Announcement of the State Taxation Administration on Issuing the Measures for Non-resident Taxpayers’ Enjoyment of Treaty Benefits, which became effective in January 2020, requires non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file reports and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other tax rules and regulations. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—Mainland China.” We did not record any withholding tax on the retained earnings of our subsidiaries in mainland China as of December 31, 2022, 2023 and 2024. We do not have any present plan to have our subsidiaries to distribute their earnings overseas, and we intend to retain most, if not all, of our available funds and any future earnings in China to operate and expand our business within mainland China. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the tax authority or we will be able to complete the necessary filings with the tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to any dividends to be paid by our subsidiaries in mainland China to our Hong Kong subsidiaries.

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

On February 20, 2024, we were notified by the NYSE that the staff of NYSE Regulation had determined to commence proceedings to delist our ADSs from the NYSE pursuant to Section 802.01B of the NYSE’s Listed Company Manual. Our ADSs have been quoted on the OTC Pink after the NYSE suspended the trading of our ADSs on February 20, 2024 and are currently traded on the OTCQB under the symbol “AIJTY.” On March 5, 2024, the NYSE notified the SEC of its intention to remove our ADSs from listing and registration on the NYSE, effective March 18, 2024. The delisting of our ADSs from the NYSE has had a material adverse effect on us by, among other things, causing investors to dispose of our ADSs and limiting:

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

Since delisting from the NYSE, our ADSs have been quoted on the OTC Pink and currently on the OTCQB. The OTC Market is a significantly more limited market than the NYSE. The quotation of our ADSs on the OTC Market may result in a less liquid market available for existing and potential shareholders to trade our ADSs, could depress the trading price of our ADSs, and could have a long-term adverse impact on our ability to raise capital in the future.

For the period from January 1, 2023 to February 20, 2024, the date when the trading in our ADSs was suspended on the NYSE, the closing trading prices of our ADSs ranged from US$0.38 to US$2.09 per ADS.

The trading price of our ADSs have been and may continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China whose securities are traded in the United States. The securities of some of these companies have experienced significant volatility, including price declines in connection with their IPOs. The trading performances of these mainland China companies’ securities after their offerings may affect the attitudes of investors toward mainland China companies with securities traded in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2024, and we will likely be a PFIC for the current taxable year and possibly for future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Based on the nature and composition of our assets (in particular, the retention of substantial amounts of cash and deposits), and the market price of our ADSs and Class A ordinary shares, we believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2024, and we will likely be a PFIC for the current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

Our dual-class share structure with different voting rights may limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

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

On July 31, 2018, RONG360 completed the share distribution of our ordinary shares held by it to the existing shareholders of RONG360 in proportion to RONG360’s shareholding structure, and thus completed the Restructuring to strengthen our positioning as an independent open platform. In February 2025, Mr. Daqing (David) Ye, Mr. Caofeng Liu and Mr. Jiayan Lu voluntarily converted all of the Class B ordinary shares beneficially owned by them into Class A ordinary shares. After their conversion and as of the date of this annual report, we do not have any outstanding Class B ordinary shares. Any future Class B ordinary share holders may have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. We may incur share-based compensation expenses as a result of adopting this dual-class share structure. Any concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. Such concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our ADSs and could diminish our cash reserves.

In January 2024, our board of directors authorized a share repurchase program, under which we may repurchase up to US$3 million of the ADSs or Class A ordinary shares for the next 12 months. In December 2024, our board of directors approved an extension of our existing share repurchase program for an additional 12 months. As of March 31, 2025, our company had repurchased an aggregate of 593,344 ADSs and 40,631,775 Class A ordinary shares for a total cost of approximately US$1.6 million. Our board of directors may in the future authorize additional share repurchase programs. We cannot guarantee that any share repurchase program authorized by our board of directors will be fully consummated or will enhance long-term shareholder value. Share repurchase programs could affect the price of our ADSs and increase volatility and may be suspended or terminated, which may result in a decrease in the trading price of our ADSs. The implementation of a share repurchase program could also diminish our cash reserves.

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

You may need to rely on price appreciation of our Class A ordinary shares and/or ADSs for return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends. On April 16, 2025 our board of directors authorized a special cash dividend of US$40 million to be distributed to the shareholders of Jianpu Technology Inc. Further details regarding the distribution will be determined by the board. Our board of directors may declare and pay dividends again in the future. However, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

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

ITEM 4.INFORMATION ON THE COMPANY

A.	History and Development of the Company

We commenced our operations in 2011, when Beijing Rongshiji Information Technology Co., Ltd. was established in preparation for the launch of our platform. Mr. Daqing (David) Ye, the chairman of our board of directors and our chief executive officer, Mr. Jiayan Lu, our director, Mr. Caofeng Liu, our director, chief technology officer and chief operating officer, and Mr. Chenchao Zhuang are our co-founders.

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

From 2018 until now, we have set up and acquired several subsidiaries and variable interest entities to support our business growth in China and overseas. We introduced our insurance brokerage business after completing the acquisition of an insurance brokerage license at the end of 2019. Through the acquisition of 50.5% of equity interests in Newsky Wisdom Treasure (Beijing) Co., Ltd., or Newsky Wisdom, in 2020, we have been providing system-based total solutions to our financial service providers. During the second quarter of 2023, we transferred 35.5% shares in Newsky Wisdom to its founder and consequently became a minority shareholder of Newsky Wisdom. Furthermore, in August 2023, we entered into another share transfer agreement with a third-party buyer to sell our remaining 15% equity interests in Newsky Wisdom, which was completed in late October 2023. In addition, we acquired majority of equity interest in a Hong Kong-based independent digital media platform in 2019 and secured three registrations in respect of financial marketplace, credit scoring and verification technology in Indonesia in 2020 and 2021. We also leveraged our integrated marketing solutions and recommendation capabilities to expand into non-financial product category starting in the first quarter of 2021. For more details, see “Item 4. Information on the Company—C. Organizational Structure.”

On February 20, 2024, we were notified by the NYSE that the staff of NYSE Regulation had determined to commence proceedings to delist our ADSs from the NYSE pursuant to Section 802.01B of the NYSE’s Listed Company Manual. Trading in our ADSs was suspended immediately on the NYSE. On March 5, 2024, the NYSE notified the SEC of its intention to remove our ADSs from listing and registration on the NYSE, effective March 18, 2024. Our ADSs have been quoted on the OTC Pink after the NYSE suspended the trading of our ADSs, currently on the OTCQB under the symbol “AIJTY.”

In 2024, we transferred 100% of the shares of Anguo to a third party due to its underperformance as a part of our ongoing portfolio optimization efforts that focus on core growth opportunities. Anguo held less than 10% of our total assets as of December 31, 2023 and December 31, 2024, and contributed less than 10% of our revenue for both the year ended December 31, 2023 and the year ended December 31, 2024.

On April 16, 2025, our board of directors have approved a phased wind-down of the credit card recommendation services and other non-core business activities. Our management and directors determined that such changes align with our long-term strategic objectives. We are currently conducting a comprehensive assessment on the execution plan and evaluating the potential impact on the relevant business.

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

B.Business Overview

We operate a leading open financial technology platform, under Rong360 brand, connecting users with an extensive spectrum of financial products and other products and services. By leveraging cutting-edge digital technology, we offer intelligent and comprehensive search and recommendation results in a convenient, efficient, and secure manner to meet the needs of our diverse audience. We also enable financial and non-financial partners to enhance their efficiency and competitiveness by offering digital intelligence as a service, including data- and analytical-based risk management, intelligent marketing, and other integrated solutions and services. As we expand into FinTech+ ecosystem and broaden our global footprint, we will continue to underscore our dedication to innovation and solidify our influence in the space of financial technology and digital transformation.

As an open platform, we have access to data from users, financial and non-financial service providers and third-party data partners with their respective consent. Our data analytics and proprietary technology enable us to conduct extensive analysis and offer valuable services to both users and financial service providers. These capabilities drive product recommendations for users and support credit analysis, credit underwriting, fraud detection and prevention for financial service providers. Our proprietary technology enables us to match users with the appropriate financial products and to help financial service providers better target and serve users. We have been continually improving our advanced matching capability by leveraging artificial intelligence (AI), data science and analytics, cloud computing, machine learning and other technologies.

Our users have convenient access to a wide variety of financial products on our platform, including credit cards, loans, insurance products, and other products. We are able to identify and recommend the most suitable products for each user’s specific financial circumstances from a wide selection of products with different operational requirements and geographic coverage offered by financial service providers. Users can easily compare the terms and conditions of financial products from different financial service providers on our platform. Because consumers in China lack understanding of the increasingly complicated financial products available on the market, we enable them to access a wide range of information and content on our platform and through other channels, including short videos, online articles, social networks, and offline booklets and handouts. Our content educates and provides valuable information to users to make more informed financial decisions, serves as a reference point for financial institutions and is widely reported by the media and other institutions.

A large and diverse group of financial service providers offer a wide variety of financial products nationwide on our platform. We have invested over ten years in building our stable and strong network from the ground up as most traditional financial institutions in China only operate within specific geographic areas or conduct their business on a city-by-city basis, with localized business strategies and operational requirements. We provide sales and marketing solutions to financial and non-financial service providers to help them acquire customers through integrated channels, and enable them with data and risk management services and solutions.

We primarily generate our revenue from fees that we charge financial service providers or their agents and/or sales representatives for recommendation services for loan and credit card products on a cost-per-action basis or cost-per-success basis, and from commissions from insurance companies for insurance products brokerage service as a pre-agreed percentage of the insurance premium. We also offer financial service providers digital intelligence as a service and solutions and software as a service, or SaaS-based solutions.

We launched our online platform with loan products recommendation services in the first quarter of 2012, and introduced credit card recommendation services in the third quarter of 2013. We introduced our risk management services and solutions in the second quarter of 2015. Starting in 2019, we also began expanding our footprints to outside of mainland China, including Hong Kong and Southeast Asia in 2019. In the first quarter of 2021, we further expanded into non-financial product category by leveraging our integrated marketing solutions and recommendation capabilities.

Our Open Platform

We operate an open platform for the discovery and recommendation of financial products in China. Financial and non-financial service providers offer a wide variety of financial products on our platform, including credit cards, loan products, and other products. In addition to matching users to financial products, we provide a wide range of services and solutions to financial service providers on our platform, including sales and marketing solutions and digital intelligence as a service solutions. Moreover, we provide extensive professional content on financial products, industry insights, financial education and consumer rights protection in many forms, including short videos, online articles and offline booklets and handouts.

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

We primarily generate our revenue from fees that we charge financial service providers for recommendation services for loan products on a cost-per-action basis, where the action is generally determined by a user’s completion of a loan application on our platform. We also have a portion of loan recommendation services revenue recorded based on a pre-agreed percentage of loan principal amount underwritten by the financial service providers.

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

Our credit card recommendation services revenue is generally determined on a cost-per-success basis, where the success is most often defined as the issuance of a credit card and in other cases by the completion of an application or the first usage of a credit card, depending on the issuer’s policy. Our credit card recommendation services revenue accounted for 13.3% of our total revenues for 2024.

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

On April 16, 2025, our board of directors approved a phased wind-down of the credit card recommendation services. We believe this adjustment will strengthen our focus on our core competencies.

Insurance products

To diversify the financial product categories on our platform, we introduced insurance brokerage services under the brand name Anguo Insurance Brokerage after completing the acquisition of a licensed insurance brokerage company in China in the fourth quarter of 2019. In 2024, we transferred 100% of the shares of Anguo, which is an insurance brokage company that we acquired in December 2019, to a third party. Anguo held less than 10% of our total assets as of December 31, 2023 and June 30, 2024, and contributed less than 10% of our revenue for both the year ended December 31, 2023 and the six months ended June 30, 2024.

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

Marketing and User Acquisition

We employ a variety of marketing methods to promote our platform and acquire users. Throughout the years, we have successfully expanded our traffic acquisition channels to cover online, offline, mainstream media and private traffic sources based on social demographic. In addition to content driven organic traffic, we conduct marketing through various channels, including online, mobile and social media platforms. Our marketing team works closely with our sales and business development team and utilizes our proprietary data analytical capabilities to conduct cost-efficient marketing. Our online third-party marketing channels include search engines, news feeds, social media platforms, and app stores, and we incur traffic acquisition expenses. Our marketing channels also include business partners from our Social Media and Partner Program and individual insurance brokers.

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

Starting in the first quarter of 2021, we leveraged our integrated marketing solutions and recommendation capabilities to expand into non-financial product category. The revenue of marketing and other services was RMB223.0 million (US$30.5 million) in 2024.

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

Digital Intelligence as a Service

We provide digital intelligence as a service designed to aid financial service providers in enhancing their customer acquisition strategies, conducting comprehensive credit assessments, detecting and preventing fraud, and improving operational efficiency. Our proprietary advanced risk modeling techniques, combined with our SaaS-based platforms, offer financial institutions powerful, intelligent decision-making tools that significantly bolster their underwriting processes.

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

We have sales and business development personnel based at our headquarters in Beijing, at our regional offices in Shanghai and Shenzhen and seven tier-2 cities in China. The sales and business development personnel at our regional offices focus on catering and understanding local market requirements, which helps the other teams at our headquarters remain abreast of developments with financial service providers in different regions in China. This allows our sales and business development team to work closely with the research and development team and operations team at our headquarters to maintain a coherent sales and business development strategy.

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

Compliance and user privacy protection. We have consistently strived to comply with data protection laws and regulations in mainland China and engage in data encryption and safe storage for our user privacy protection. We have been certified by the Zhuoxin (Advanced Information Security) Big Data Program led by the China Academy of Information and Communication Technology, which is poised to establish a comprehensive data governance ecosystem and helps enterprises step up their data security capabilities. Our digital intelligence as a service platform has been recognized at the third level of the cybersecurity protection system. In addition, we have set up a dedicated unit of security professionals, and in order to safeguard the security and reliability of data in service, we have built a full spectrum of cybersecurity operations throughout physical security, network security, server security, application security, data security and security policy. We have always adopted stringent management measures and technology-powered mechanisms throughout the entire data life cycle to ensure data security and compliance.

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

We are a standing member of the National Internet Finance Association of China, the Beijing Internet Finance Association and the Zhongguancun Internet Finance Association and the Zhongguancun Modern Information Consumer Application Industry Technology Alliance. We are also a member of the Payment and Clearing Association of China, the Internet Society of China, the Shenzhen Internet Finance Association, the Beijing Communication Industry Association, the Beijing Zhongguancun High-Tech Enterprises Association and the Shanghai Foreign Investment Association. We have also received various awards in recognition of our business, such as the Data Security Compliance Best Practices Award in 2022 awarded by the China Academy of Information and Communications Technology under the Ministry of Industry and Information Technology, the “Innovation and Entrepreneurship Practice Award” in 2022 awarded at the Harvard Business Review Ram Charan Management Practice Awards, the “2023 Beijing Software Core Competitiveness Enterprise (Market Application Type)” awarded by Beijing Software and Information Services Industry Association and the “2023 ESG Sustainable Development Innovation Pioneer Enterprise” awarded by South Metropolis Daily. In March 2024, we were recognized as a Gold Medal Financial Digital Transformation Supplier by the Beijing Youth Daily and obtained the CMMI Level 5 certification from an international software certification authority. In December 2024, we were named the 2024 Financial Institution Empowering New Quality Productivity by the China Times and received the Evergreen Partner Award from the Beijing Internet Finance Industry Association.

Competition

We are an open financial technology platform, and our competitors are primarily other companies that also seek to position themselves as open platforms connecting both financial service providers and users primarily in the financial products recommendation businesses. We also compete with platforms that are affiliated with major internet companies, including search engine, social media, e-commerce and online payment companies. In addition, we compete with financial service providers to the extent that they offer or list financial products on their own platform, although some of these financial service providers may also offer or list financial products on our platform as well.

Seasonality

Historically, our revenue and operating results have fluctuated in the past from quarter to quarter due in part to seasonal variations in demand for financial products. Typically, our revenue is lowest in the first quarter of the year, in part due to the reduced level of borrowing activities during the Chinese New Year holiday, and highest in the fourth quarter of the year. However, beginning in 2023, we observed a departure from these trends, with revenue becoming more evenly distributed throughout the year. This shift continued into 2024, where seasonality had no material impact on our performance. We believe this change is primarily due to evolving macroeconomic conditions in China, including adjustments in consumer spending, policy incentives, and broader economic recovery dynamics. As a result, traditional seasonal patterns no longer serve as a meaningful benchmark for our future performance.

Intellectual Property

We seek to protect our technology, including our proprietary technology infrastructure and core software system, through a combination of copyrights, trade secrets, trademarks and confidentiality agreements. As of December 31, 2024, we hold or otherwise have legal right to use 254 registered copyrights for software or work of art,185 registered domain names, including rong360.com, and 101 registered trademarks, including “Rong360.”-

We intend to protect our technology and proprietary rights vigorously, but there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. From time to time, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to prevent others from making unauthorized use of our intellectual property” and “—We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.”

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

On September 24, 2024, the Cyberspace Administration of China promulgated the Regulations for the Administration of Network Data Security, which came into effect on January 1, 2025. The Regulations for the Administration of Network Data Security restates and further specifies the legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. Among others, if the network data processing activities have or may have impacts on national security, such activities shall be subject to national security review in accordance with relevant laws and regulations. Any failure to comply with such requirements may subject us to suspension of services, fines, revocation of relevant business permits or business licenses and other penalties.

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

Regulation Related to Corporate Governance and Foreign Investment

PRC Company Law

The establishment, operation and management of companies in China are mainly governed by the PRC Company Law which was promulgated by the Standing Committee of the National People’s Congress in December 1993, with the most recent amendment adopted in December 2023. The revised Company Law took into effect in July 2024, and the revisions thereof include, among other things, strengthening the fiduciary duties of the directors, supervisors and senior management, optimizing the governance mechanism of PRC companies. The revised Company Law also stipulates that the subscribed capital contributions in a limited liability company shall be fully paid by the shareholder(s) within five years since the incorporation date of such company. The Provisions on Implementing the Registered Capital Registration and Management System under the PRC Company Law promulgated by the State Council in July 2024 further specify some transitional arrangements for companies established prior to June 30, 2024. The PRC Company Law applies to both domestic companies and foreign-invested companies.

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

The PRC Foreign Investment Law and it implementing rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market access stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s access to specific fields or industries, which will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investments beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with the special requirements on the shareholding, senior management personnel, etc. In the meantime, the competent authorities will formulate a catalogue of industries for which foreign investments are encouraged according to the needs for national economic and social development, to list the specific industries, fields and regions in which foreign investors are encouraged and guided to invest. The current industry entry clearance requirements governing investment activities in mainland China by foreign investors are set out in two categories, namely, the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2024 version), as promulgated by the National Development and Reform Commission and the Ministry of Commerce and taking effect on November 1, 2024, and the Encouraged Industry Catalogue for Foreign Investment (2022 version), as promulgated by the National Development and Reform Commission and the Ministry of Commerce on October 26, 2022 and taking effect on January 1, 2023. Industries not listed in these two catalogues are generally deemed “permitted” for foreign investment unless specifically restricted by other mainland China laws.

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

Foreign Investment Restriction on Value-Added Telecommunications Services

According to the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2024 version) and the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, which were most recently amended by the State Council on April 7, 2022 and took effect on May 1, 2022, for the telecommunications businesses open for foreign investment according to China’s WTO commitment, except as otherwise stipulated by the state, the equity interest of foreign investors in the value-added telecommunications enterprises shall not exceed 50%. In particular, from May 1, 2022, the amended Administrative Regulations on Foreign-Invested Telecommunications Enterprises canceled the qualification requirement on the primary foreign investor in a foreign invested value-added telecommunications enterprise of having a good track record and operational experience in the value-added telecommunications industry as stipulated in the previous version. On April 8, 2024, the MIIT issued the Notice on the Pilot Program for Expanding the Opening up of Value-added Telecommunications Services, which provides that pilots will be set up in Beijing, Shanghai, Shenzhen and Hainan, and the local governments will be responsible for formulating pilot plans, which will be subject to review and approval by the MIIT before implementation. The Notice cancels the restriction on shareholding percentage for foreign investment in enterprises in pilot zones, which operate value-added telecommunications services, including IDC Service, CDN Service, and ISP Service, online data processing and transaction processing service, information releasing platforms and delivery services included in information services (excluding the operation of internet news information, online publishing, online audio and video, and internet culture), as well as information protection and processing services. The relevant local telecommunication authorities have subsequently published the guidance to implement the aforementioned notice.

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

Regulation Related to Anti-money Laundering

Pursuant to the PRC Anti-money Laundering Law, which was promulgated by the Standing Committee of the National People’s Congress of China on October 31, 2006 and most recently amended on November 8, 2024, a financial institution established in mainland China or a special non-financial institution that shall perform the obligation of anti-money laundering shall adopt prevention and supervision measures according to the laws, establish and improve its clients’ identification system, preservation system of clients’ identity materials and transactional records, reporting system of large sum transactions and doubtful transactions, and perform its anti-money laundering obligations.

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
100%
Beijing Rongqiniu Information Technology Co., Ltd. ("RQN")
100%
Shanghai Chengjian Information Technology Co., Ltd.
VIEs and VIEs' subsidiaries
Equity interest
Contractual arrangements

Note:

(1)	The VIEs include RDD, KTN, GKZX and TCT. Shareholders of RDD and their respective shareholdings in RDD and relationship with our company are (i) Jiayan Lu (40%), our director and co-founder; (ii) Huijing Ye (40%), family member of one of our co-founders; and (iii) Caofeng Liu (20%), our director, chief technology officer, chief operating officer and co-founder. Shareholders of KTN and their respective shareholdings in KTN and relationship with our company are (i) Hui Li (60%), our employee; and (ii) Yang Liu (40%), our employee. Shareholders of GKZX and their respective shareholdings in GKZX and relationship with our company are (i) Xiang Zhu (5%), our employee; and (ii) Deyou Zhou (95%), our employee. The shareholding structure of GKZX was updated in both 2021 and 2022. Concurrently with each completion of equity transfer in GKZX, the previous contractual arrangements we entered into with GKZX’s then previous shareholders that provided us with effective control over GKZX were terminated and a new set of contractual arrangements with the same terms were entered into with GKZX’s then current shareholders. Shareholders of TCT and their respective shareholdings in TCT and relationship with our company are (i) Xiaoqing Hu (51%), our employee; and (ii) Yuexuan Gao (49%), our employee.

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

Our headquarters are located at the Zhongguancun technology hub in Beijing. Our research and development facilities and our management and operations facilities are located at our headquarters and another location in Beijing. We have sales and business development personnel at our headquarters in Beijing and at our regional offices in Shanghai and Shenzhen. We currently lease approximately 1,809 square meters of office space in Beijing, approximately 216 square meters of office space in Shanghai, approximately 126 square meters of office space in Shenzhen and approximately 349 square meters of office space in other cities in China.

ITEM 4A.UNRESOLVED STAFF COMMENTS

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

Overview

We operate a leading open financial technology platform, under Rong360 brand, connecting users with an extensive spectrum of financial products and other products and services. By leveraging cutting-edge digital technology, we offer intelligent and comprehensive search and recommendation results in a convenient, efficient, and secure manner to meet the needs of our diverse audience. We also enable financial and non-financial partners to enhance their efficiency and competitiveness by offering digital intelligence as a service, including data- and analytical-based risk management, intelligent marketing, and other integrated solutions and services. As we expand into FinTech+ ecosystem and broaden our global footprint, we will continue to underscore our dedication to innovation and solidify our influence in the space of financial technology and digital transformation.

We generate our revenue primarily from fees that we charge financial service providers or their agents for our recommendation services for loan and credit card products on a cost-per-action basis or cost-per-success basis. We also offer financial service providers digital intelligence as a service solutions. To a lesser extent, we generate revenue from marketing solutions and services provided to telecommunication services providers.

Key Factors Affecting Our Results of Operations

Economic and industry trends in China

In recent years, consumer lending growth in China has shown signs of moderation, reflecting cautious consumer behavior and conservative credit strategies by financial institutions amid prevailing macroeconomic uncertainties. However, recent policy measures aimed at boosting consumer demand and credit growth, alongside modest economic recovery and preliminary stabilization within the real estate sector, could potentially stabilize the market. These factors may help gradually restore consumer confidence and offer some support to lending activities in the foreseeable future. With the rapid growth in China’s internet population, financial service providers have been seeking online channels to access those segments of the population that previously have been underserved, including the younger generation of potential customers that increasingly prefer mobile access to the internet. Lending to SMEs has also grown rapidly in China as SMEs have grown significantly and more financial service providers have been focusing on SME lending. The growth of our business will depend in part on the continuation of these trends.

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

Regulatory environment in mainland China

The regulatory framework governing the online consumer finance market in mainland China is rapidly evolving and is subject to further change and uncertain interpretation. Our business, as well as other participants of online consumer finance market, is subject to complex and evolving laws and regulations regarding cybersecurity, information security, privacy and data protection. There are numerous laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and data. In addition, the mainland China government has also adopted several regulations governing personal credit reporting businesses. These regulations and measures require entities engaging in personal credit reporting business to obtain the personal credit reporting business licenses from the People’s Bank of China in accordance with law. It is uncertain whether we would be deemed to engage in personal credit reporting business because of our digital intelligence as a service solutions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business.”

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

Key Components of Results of Operations

Revenues

Our revenues are derived from recommendation services for credit cards and loans, and digital intelligence as a service and marketing and other services offered to financial service providers and other customers.

The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the years presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenues:
Recommendation services	731,742	74.0	744,427	69.6	698,056	95,633	69.4
Digital intelligence as a service	96,917	9.8	86,108	8.1	85,039	11,650	8.5
Marketing and other services	161,016	16.2	238,878	22.3	222,976	30,548	22.1
Total revenues	989,675	100.0	1,069,413	100.0	1,006,071	137,831	100.0

Recommendation services.

We record fees charged for our recommendation services for credit card products on a cost-per-success basis, where the success is most often defined as the issuance of a credit card and in other cases by the completion of an application or the first usage of a credit card, depending on the credit card issuer’s policy. Revenues from recommendation services for credit cards experienced downward trend through 2022 to 2024, primarily because certain credit card issuers shrinked marketing allocations coupled with fierce competition in the credit card promotion area.

We record fees charged for our recommendation services for loan products either on a cost-per-action basis, where the action is generally determined by a user’s completion of a loan application, or an amount charged based on a pre-agreed percentage of loan principal amount underwritten by the financial service providers. In 2024, our loan recommendation revenue continued its upward trajectory, marking a consistent year-over-year growth since 2021.

Digital intelligence as a service.

We provide digital intelligence as a service designed to aid financial service providers in enhancing their customer acquisition strategies, conducting comprehensive credit assessments, detecting and preventing fraud, and improving operational efficiency. Among these services, a specific business model involves collaboration with licensed credit reporting agencies to provide data-based risk management services. Our group considers whether it should report revenues on a gross or net basis by assessing all indicators set forth in ASC 606, and determine if our group is acting as principal or agent. For arrangements where our group controls the service before it is transferred to the customer as a principal, revenue is recorded on a gross basis. Otherwise, the revenue is recorded on a net basis.

We also provide software-as-a-service (“SaaS”) - based risk management solutions, which allow financial service providers to conveniently manage acquisition efficiency, borrower screening and assessment in a comprehensive manner. We recognize revenues of SaaS-based risk management solutions upon completion of the services. Revenues from system maintenance services are recognized ratably over the contractual terms.

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

The following table sets forth our costs and expenses, both in absolute amount and as a percentage of total revenues, for the years indicated:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Cost of promotion and acquisition	(693,272)	(70.1)	(729,120)	(68.2)	(573,146)	(78,521)	(57.0)
Cost of operation	(83,995)	(8.5)	(66,874)	(6.3)	(64,911)	(8,893)	(6.5)
Total cost of services	(777,267)	(78.6)	(795,994)	(74.5)	(638,057)	(87,414)	(63.5)
Sales and marketing expenses	(134,308)	(13.6)	(131,709)	(12.3)	(149,008)	(20,414)	(14.8)
Research and development expenses	(113,965)	(11.5)	(94,717)	(8.9)	(77,938)	(10,677)	(7.7)
General and administrative expenses	(102,831)	(10.4)	(99,518)	(9.3)	(90,391)	(12,384)	(9.0)
Impairment of goodwill and intangible assets acquired from business acquisition	(13,327)	(1.3)	—	—	—	—	—
Total costs and expenses	(1,141,698)	(115.4)	(1,121,938)	(105.0)	(955,394)	(130,889)	(95.0)

Cost of promotion and acquisition

Cost of promotion and acquisition primarily consists of expenditures relating to user traffic acquisition and rewards to business partners for promotion on social network and social media platform, and marketing costs related to marketing and other services including commissions paid to individual insurance brokers.

Cost of operation

Cost of operation consists primarily of costs associated with maintenance of the platform including data acquisition costs, bandwidth and server hosting costs, call center outsourcing costs, online payment processing fees, depreciation, payroll and other related costs of operations. We expect our cost of operation in 2025 to remain relatively stable.

Sales and marketing expenses

Our sales and marketing expenses consist primarily of marketing expenses relating to marketing activities, payroll costs and related expenses for employees involved in sales and marketing activities, and expenses for the portion of call center operations that we outsource. We expense all sales and marketing costs as incurred. We expect our sales and marketing expenses in 2025 to remain relatively stable.

Research and development expenses

Our research and development expenses consist primarily of payroll costs and related expenses for employees involved in developing and improving our platform and our services and solutions. We expense all research and development costs as incurred. We expect our research and development expenses in 2025 to remain relatively stable.

General and administrative expenses

Our general and administrative expenses consist primarily of payroll costs and related expenses for employees involved in general corporate functions, including finance, legal and human resources, and professional fees relating to these functions. We expect our general and administrative expenses in 2025 to remain relatively stable.

Impairment of goodwill and intangible assets acquired from business acquisition

We incurred impairment of goodwill and intangible assets in the year ended December 31, 2022 from a previously acquired subsidiary, Newsky Wisdom. We disposed of our equity interests in Newsky Wisdom in 2023. We did not incur any impairment of goodwill and intangible assets acquired from business acquisition for the years ended December 31, 2023 and 2024.

Taxation

Cayman Islands

We are not subject to income or capital gains tax under the current laws of the Cayman Islands. There are no other taxes likely to be material to us levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands.

Hong Kong

Hong Kong income tax rate is two-tiered profits tax regime, under which the tax rate is 8.25% for assessable profits on the first HK dollar 2 million and 16.5% for any assessable profits in excess of HK dollar 2 million. The payments of dividends to their shareholders are not subject to withholding tax in Hong Kong.

Indonesia

Our subsidiaries incorporated in Indonesia are subject to Indonesia Corporate Income Tax (“CIT”) law. A flat corporate income tax rate of 22% generally applies to net taxable income. Small enterprises are entitled to a 50% tax discount of the standard rate, which is imposed proportionally on taxable income on the part of gross turnover up to IDR4.8 billion.

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

Provision for credit losses of accounts receivable and other receivables

Accounts receivable and other receivables recorded in prepayments and other current assets (collectively defined as “Receivables”) are stated at the historical carrying amount net of write-offs and allowance for credit losses. We measure the credit losses for financial assets measured at amortized cost with an expected loss methodology under the Accounting Standards Update (“ASU”) 2016-13, “Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”). Our receivables are within the scope of ASC Topic 326. To estimate expected credit losses, we consider the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in our customer collection trends. We have identified the relevant credit risk characteristics of its customers and the related receivables and other receivables which include size, type of the services or the products we provide, or a combination of these characteristics.

Receivables with similar credit risk characteristics have been grouped into pools. For each pool, we determine an expected loss rate based on historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions. This is assessed at each quarter based on our specific facts and circumstances. In the first half of 2024, we began to assess the expected loss rate based on historical average migrated rate as we have sufficient historical information. This change in accounting estimate was effective January 1, 2024 and is accounted for prospectively in our consolidated financial statements. The change in the period of benefit did not have a material impact to our consolidated financial statements.

For the year ended December 31, 2024, we recorded RMB1.4 million (US$0.2 million) expected credit loss expense in general and administrative expenses. As of December 31, 2024, the expected credit loss provision accounts receivable and other receivables amounted to RMB35.8 million (US$4.9 million). The balances thereof are as follows as of December 31, 2024:

		Expected	Expected
	Original	credit loss	Credit loss
	amount	rate	provision
Accounts receivable(1)	178,274	19.8%	(35,242)
Other receivables	20,336	2.7%	(544)

Note:

(1)Allowance for credit losses consists of specific provision carried forward from 2019 of RMB23.1 million as of December 31, 2024.

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

Revenue recognition

We operate a platform for discovery and recommendation of financial products, including credit cards, loan products, insurance products and other products offered by a variety of financial service providers and non-financial service providers. Our platform includes our website, mobile website and mobile apps, which enable users to browse and search product information and initiate an online application. We generate revenues from recommendation services for credit cards and loan products, from digital intelligence as a service and from marketing and other services.

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

Timing of revenue recognition may differ from the timing of payment from customers. We do not have material contract assets as we generally have the unconditional right to payment as revenue is recognized or the timing difference is immaterial. Accounts receivable represents amounts that we have satisfied the performance obligation and have the unconditional right to payment. Unearned revenue consists of payments received related to unsatisfied performance obligations at the end of the period, included in “Advance from customers” in our consolidated balance sheets. Due to the generally short-term duration of our contracts, the majority of the performance obligations are satisfied in one year. The amount of revenue recognized that was included in the receipts in advance from customers balance at the beginning of the year was RMB12.7 million and RMB9.9 million (US$1.4 million) for the years ended December 31, 2023 and 2024.

Recommendation services

We provide recommendation services for both credit card products and loan products offered by financial institutions on our platform. Regarding loan products, we help financial service providers or their loan sales representatives identify qualified individual users or borrowers. We consider financial service providers, including various types of licensed financial institutions and emerging technology-enabled financial service providers, or their loan sales representatives as our customers. Service fees for loan recommendation services are primarily based on the number of qualified user applications. The price for each recommendation is either a fixed price as agreed in the service contract, preset in the bidding systems by the customers, or an amount based on a pre-agreed percentage of the loan principal amount underwritten by the financial service providers. Revenue from loan recommendation services is recognized when all revenue recognition criteria are satisfied, generally when the user application is delivered to the customers or when the customers confirm the underwritten loan principal amount. After users or borrowers submit applications for the recommended products, we do not have any further obligations.

For credit card products, we assist users in selecting and applying for credit cards, and charges service fees to the credit card issuers or their agents based on the number of completed applications, issuances, or first usages of the credit cards (collectively referred to as “cost-per-success”). Revenue from credit card recommendation services is recognized when all revenue recognition criteria are met, typically upon customer confirmation of the number of card applications, issuances, or first usages.

Digital intelligence as a service

We provide digital intelligence as a service to financial service providers, which integrates data and provides customizable automatic data and modeling solutions and services to financial service providers to facilitate their risk management primarily for loan products applicants. Among these services, a specific business model involves collaboration with licensed credit reporting agencies to provide data-based risk management services. Our group considers whether it should report revenues on a gross or net basis by assessing all indicators set forth in ASC 606, and determine if our group is acting as principal or agent. For arrangements where our group controls the service before it is transferred to the customer as a principal, revenue is recorded on a gross basis. Otherwise, the revenue is recorded on a net basis.

We also provide SaaS-based risk management solutions, which allow financial service providers to conveniently manage acquisition efficiency, borrower screening and assessment in a comprehensive manner. We recognize revenues of SaaS-based risk management solutions upon completion of the services. Revenues from system maintenance services are recognized ratably over the contractual terms.

Marketing and other services

Revenues of marketing and other services primarily consist of revenues from insurance brokerage services and other marketing services. Insurance brokerage revenue is commissions earned from insurance brokerage services, determined based on a percentage of premiums paid by the insureds. Insurance brokerage services revenue is recognized when the signed insurance policy is in place and the premium is collectable from the insured since we have fulfilled our performance obligation to sell an insurance policy on behalf of the insurance company. The brokerage commission, which is paid by the insurance company, is based on the terms specified in the service contracts with the insurance companies. In 2024, we entered into a share transfer agreement with a third-party buyer to dispose the insurance brokerage services in mainland China. Revenue of other marketing services is service fee charged to the customers including telecommunication service providers, e-commerce marketplaces and other merchants for the marketing solutions and services in respect of user acquisition, product promotion and other marketing activities. Revenue is recognized when all of the revenue recognition criteria are met, which is generally when the services specified in the contracts are rendered.

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

The detailed information of the share-based compensation expenses recognized for the year ended December 31, 2022, 2023 and 2024 is included in Note 17 to the consolidated financial statements included elsewhere in this annual report.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the acquisitions of interests in our subsidiaries and the consolidated VIEs. We perform quantitative goodwill impairment test annually or more frequently when an event occurs or circumstances change that indicate the carrying value may not be recoverable. A goodwill impairment loss is recognized for the amount that the carrying amount of a reporting unit, including goodwill, exceeds its fair value, limited to the total amount of goodwill allocated to that reporting unit. RMB10.2 million, nil and nil of impairment loss of goodwill were recognized for the years ended December 31, 2022, 2023 and 2024, respectively.

Impairment of long-lived assets other than goodwill

We evaluate our long-lived assets other than goodwill for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the impairment by comparing carrying amount of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the long-lived assets other than goodwill over their fair value. RMB20.9 million, nil and RMB3.9 million (US$0.5 million) of impairment loss of long-lived assets other than goodwill were recognized for the years ended December 31, 2022, 2023 and 2024, respectively.

We account for all digital assets held as crypto assets, a subset of indefinite-lived intangible assets in accordance with ASC 350-60, Intangibles - Goodwill and Other - Crypto Assets. We have ownership of and control over the digital assets and uses third-party custodial services to secure it. The digital assets are initially recorded at cost and are tested annually for impairment. We perform an analysis to identify whether events or changes in circumstances, principally decreases in the quoted prices on the active exchange, indicate that it is more likely than not that any of the assets are impaired. In determining if an impairment has occurred, we consider the lowest price of digital assets quoted on the active exchange at any time since acquiring the specific digital assets held by us. If the carrying value of a digital asset exceeds that lowest price, an impairment loss has occurred with respect to that digital asset in the amount equal to the difference between its carrying value and such lowest price. The impaired digital assets are written down to their fair value at the time of impairment and this new cost basis will not be adjusted upward for any subsequent increase in fair value. Gains are not recorded until realized upon sale, at which point they are presented net of any impairment losses in our consolidated statements of comprehensive income/(loss). In determining the gain to be recognized upon sale, we calculate the difference between the sales price and carrying value of the specific crypto assets sold immediately prior to sale.

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

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenues:
Recommendation services (including revenues from related parties of RMB903, RMB1,134 and RMB4,916 for the years ended December 31, 2022, 2023 and 2024, respectively)	731,742	74.0	744,427	69.6	698,056	95,633	69.4
Digital intelligence as a service (including revenues from related parties of RMB4,803, RMB2,136 and RMB263 for the years ended December 31, 2022, 2023 and 2024, respectively) (1)	96,917	9.8	86,108	8.1	85,039	11,650	8.5
Marketing and other services(2)	161,016	16.2	238,878	22.3	222,976	30,548	22.1
Total revenues	989,675	100.0	1,069,413	100.0	1,006,071	137,831	100.0
Costs and expenses:
Cost of promotion and acquisition (including cost from related parties of RMB207, RMB368 and RMB4,903 for the years ended December 31, 2022, 2023 and 2024, respectively)	(693,272)	(70.1)	(729,120)	(68.2)	(573,146)	(78,521)	(57.0)
Cost of operations(2) (including cost from related parties of RMB386, RMB1,069 and RMB549 for the years ended December 31, 2022, 2023 and 2024, respectively)	(83,995)	(8.5)	(66,874)	(6.3)	(64,911)	(8,893)	(6.5)
Total cost of services	(777,267)	(78.6)	(795,994)	(74.5)	(638,057)	(87,414)	(63.5)
Sales and marketing expenses(2)	(134,308)	(13.6)	(131,709)	(12.3)	(149,008)	(20,414)	(14.8)
Research and development expenses (including expenses from related parties of RMB871, RMB548 and RMB225 for the years ended December 31, 2022, 2023 and 2024, respectively)	(113,965)	(11.5)	(94,717)	(8.9)	(77,938)	(10,677)	(7.7)
General and administrative expenses	(102,831)	(10.4)	(99,518)	(9.3)	(90,391)	(12,384)	(9.0)
Impairment of goodwill and intangible assets acquired from business acquisition	(13,327)	(1.3)	—	—	—	—	—
(Loss) / income from operations	(152,023)	(15.4)	(52,525)	(5.0)	50,677	6,942	5.0
Net interest (expenses)/income	(3,724)	(0.4)	6,853	0.6	9,985	1,368	1.0
Others, net	20,578	2.1	18,598	1.7	45,454	6,227	4.5
(Loss) /income before income tax	(135,169)	(13.7)	(27,074)	(2.7)	106,116	14,537	10.5
Income tax benefits	918	0.1	28	0.0	(218)	(30)	(0.0)
Net (loss) /income	(134,251)	(13.6)	(27,046)	(2.7)	105,898	14,507	10.5
Less: net loss attributable to noncontrolling interests	(9,944)	(1.0)	(274)	(0.0)	(233)	(32)	(0.0)
Net (loss) /income attributable to Jianpu Technology Inc.	(124,307)	(12.6)	(26,772)	(2.7)	106,131	14,539	10.5
Accretion of mezzanine equity	(7,353)	(0.7)	—	—	—	—	—
Net (loss) /income attributable to Jianpu’s shareholders	(131,660)	(13.3)	(26,772)	(2.7)	106,131	14,539	10.5

Note:

(1)

Starting from the first half of 2024, we updated the description of our revenue stream “big data and system-based risk management services” to “digital intelligence as a service”, to provide more relevant and clear information. For consistency, we also adjusted the revenue description in comparative periods to align with the current classification.

(2)

Starting from the year of 2022, we updated the description of our revenue stream advertising, marketing and other services as marketing and other services, to provide more relevant and clear information. We also updated the revenue description in comparative years to conform to the current classification.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Total revenues. Our total revenues decreased by 5.9% to RMB1,006.1 million (US$137.8 million) in 2024 from RMB1,069.4 million in 2023, primarily due to the decreases in revenues from recommendation services and marketing and other services.

•

Revenues from recommendation services decreased by 6.2% to RMB698.1 million (US$95.6 million) in 2024 from RMB744.4 million in 2023, primarily due to the decreases in revenues from recommendation services for credit cards products, as a result of the shrinking marketing allocations of credit card issuers, partially offset by the increase in revenues from recommendation services for loans caused by the increase in the number of loan applications.

•	Revenue from digital intelligence as a service was RMB85.0 million (US$11.7 million) in 2024, remain relative stable compared with RMB86.1 million in 2023.
•

Revenues from marketing and other services decreased by 6.7% to RMB223.0 million (US$30.5 million) in 2024 from RMB238.9 million in 2023, primarily due to the deconsolidation of Anguo in the second half of 2024.

Cost of promotion and acquisition. Our cost of promotion and acquisition decreased by 21.4% to RMB573.1 million (US$78.5 million) in 2024 from RMB729.1 million in 2023, primarily due to the decreases in revenues from recommendation services and those from marketing and other services, and the improvement in operational efficiency resulting from the strategic optimization of business structure.

Cost of operation. Our cost of operation decreased by 3.0% to RMB64.9 million (US$8.9 million) in 2024 from RMB66.9 million in 2023. The decrease was primarily attributable to a decrease from RMB9.1 million in 2023 to RMB3.9 million in 2024 in software development and maintenance costs related to the digital intelligence as a service, as well as a decrease from RMB41.3 million in 2023 to RMB38.7 million in 2024 in data acquisition costs, partially offset by an increase from RMB4.5 million in 2023 to RMB7.3 million in 2024 in call center outsourcing costs.

Sales and marketing expenses. Our sales and marketing expenses increased by 13.1% to RMB149.0 million (US$20.4 million) in 2024 from RMB131.7 million in 2023. The increase was primarily due to the increase from RMB35.6 million in 2023 to RMB51.2 million in 2024 in client service-related expenses.

Research and development expenses. Our research and development expenses decreased by 17.7% to RMB77.9 million (US$10.7 million) in 2024 from RMB94.7 million in 2023, primarily due to the decrease from RMB87.8 million in 2023 to RMB71.9 million in 2024 in payroll expenses resulting from our continued efforts in cost optimization.

General and administrative expenses. Our general and administrative expenses decreased by 9.1% to RMB90.4 million (US$12.4 million) in 2024 from RMB99.5 million in 2023. The decrease was primarily due to the decrease from RMB24.4 million in 2023 to RMB11.8 million in 2024 in professional fees, partially offset by the increase from RMB53.6 million in 2023 to RMB57.8 million in 2024 in payroll expenses.

Others, net. Our others, net increased to RMB45.5 million (US$6.2 million) in the fiscal year of 2024 from RMB18.6 million in the prior year. We recognized an investment gain of RMB40.9 million resulting from the disposal of Anguo and Conflux Global, as well as an investment gain of RMB5.9 million resulting from the termination of a non-controlling investment in 2024. In addition, we recognized an impairment loss for crypto assets of RMB3.9 million; while we recognized an investment gain of RMB12.6 million resulting from the disposal of Newsky Wisdom in 2023.

Net income. As a result of the foregoing, we had a net income of RMB105.9 million (US$14.5 million) in 2024, compared with a net loss of RMB27.0 million in 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Total revenues. Our total revenues increased by 8.1% to RMB1,069.4 million in 2023 from RMB989.7 million in 2022, primarily due to the increase in revenues from marketing and other services.

•

Revenues from recommendation services increased by 1.7% to RMB744.4 million in 2023 from RMB731.7 million in 2022, primarily due to the increases in revenues from recommendation services for loan products.

•

Revenues from recommendation services for credit cards decreased by 15.4% to RMB400.6 million in 2023 from RMB473.7 million in 2022. Credit card volume for recommendation services in 2023 was approximately 3.5 million, representing a 16.7% decrease from 2022, primarily because certain credit card issuers lowered their marketing budget from the second quarter of 2023. The average fee per credit card for recommendation services was RMB114.2 in 2023, compared with that of RMB113.6 in 2022.

•

Revenues from recommendation services for loans increased by 33.2% to RMB 343.8 million in 2023 from RMB258.1 million in 2022, mainly due to the increase in the number of loan applications. The number of loan applications on our platform was approximately 22.9 million in 2023, representing a 29.4% increase from 2022. The average fee per loan application was RMB15.0 and RMB14.6 in the fiscal years of 2023 and 2022, respectively.

•

Revenue from digital intelligence as a service decreased by 11.1% to RMB86.1 million in 2023 from RMB96.9 million in 2022, mainly due to the deconsolidation of Newsky Wisdom in the second quarter of 2023.

•

Revenues from marketing and other services increased by 48.4% to RMB238.9 million in 2023 from RMB161.0 million in 2022, primarily due to the growth of the insurance brokerage services and other new businesses.

Cost of promotion and acquisition. Our cost of promotion and acquisition increased by 5.2% to RMB729.1 million in 2023 from RMB693.3 million in 2022. The increase was in line with the growth of our revenues generated from recommendation services and marketing and other services.

Cost of operation. Our cost of operation decreased by 20.4% to RMB66.9 million in 2023 from RMB84.0 million in 2022. The decrease was primarily attributable to a decrease from RMB21.5 million in 2022 to RMB9.1 million in software development and maintenance costs related to the digital intelligence as a service, which resulted from the deconsolidation of Newsky Wisdom, as well as a decrease from RMB47.4 million in 2022 to RMB41.3 million in data acquisition costs in line with the decrease in revenue generated from digital intelligence as a service, partially offset by an increase from RMB2.6 million in 2022 to RMB4.5 million in 2023 in call center outsourcing costs.

Sales and marketing expenses. Our sales and marketing expenses decreased by 1.9% to RMB131.7 million in 2023 from RMB134.3 million in 2022. The decrease was primarily due to a decrease from RMB84.5 million in 2022 to RMB77.0 million in 2023 in payroll expenses resulting from our continued efforts in cost optimization and a decrease from RMB7.6 million in 2022 to RMB4.0 million in 2023 in rental expenses, partially offset by an increase from RMB25.8 million in 2022 to RMB35.6 million in 2023 in client service-related expenses.

Research and development expenses. Our research and development expenses decreased by 16.9% to RMB94.7 million in 2023 from RMB114.0 million in 2022, primarily due to a decrease from RMB102.5 million in 2022 to RMB87.8 million in 2023 in payroll expenses resulting from our continued efforts in cost optimization, a decrease from RMB3.6 million in 2022 to RMB1.0 million in professional fees in 2023 and a decrease from RMB2.3 million in 2022 to RMB0.6 million in rental fees in 2023 resulting from our continued efforts in cost optimization.

General and administrative expenses. Our general and administrative expenses were RMB99.5 million in 2023, which remained relatively stable as compared to RMB102.8 million in 2022.

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

Others, net. Our others, net represented a gain of RMB18.6 million in the fiscal year of 2023, decreasing by 9.7% from RMB20.6 million in the fiscal year of 2022. We recognized an investment gain of RMB12.6 million resulting from the disposal of Newsky Wisdom in the fiscal year 2023, an investment gain of RMB1.7 million from the investment in Conflux Global and a gain from tax benefit for value-added tax of RMB1.5 million; while we recognized a gain from tax benefit for value-added tax of RMB12.0 million, an investment gain of RMB23.1 million resulting from the deconsolidation of Databook and an impairment loss of RMB17.8 million on other long term investments in the fiscal year of 2022.

Net loss. As a result of the foregoing, we had a net loss of RMB27.0 million in 2023, compared with a net loss of RMB134.3 million in 2022.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 3 of our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in)/provided by operating activities	(154,595)	4,266	79,758	10,927
Net cash (used in)/provided by investing activities	(39,926)	568	34,827	4,770
Net cash provided by/(used in) financing activities	63,069	(17,236)	(45,029)	(6,169)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	33,265	4,056	1,662	229
Net (decrease)/increase in cash and cash equivalents and restricted cash	(98,187)	(8,346)	71,218	9,757
Cash and cash equivalents and restricted cash at beginning of the year	453,906	355,719	347,373	47,590
Including:
Cash and cash equivalents at beginning of the year	444,933	346,539	344,569	47,206
Restricted cash at beginning of the year	8,973	9,180	2,804	384
Cash and cash equivalents and restricted cash at end of the year	355,719	347,373	418,591	57,347
Including:
Cash and cash equivalents at end of the year	346,539	344,569	418,591	57,347
Restricted cash at end of the year	9,180	2,804	—	—

As of December 31, 2022, 2023 and 2024, respectively, our cash and cash equivalents and restricted cash were RMB355.7 million, RMB347.4 million and RMB418.6 million (US$57.3 million). Our cash and cash equivalents mainly represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, with no restrictions imposed by banks or other financial institutions on withdrawal or use, and have original maturities of three months or less. As of December 31, 2022, 2023 and 2024, our restricted cash was RMB9.2 million, RMB2.8 million and nil, respectively. Restricted cash represents cash that is restricted as to withdrawal or use for current operations. As of December 31, 2024, our cash and cash equivalents were held in both mainland China and jurisdictions outside of mainland China, with the majority held in jurisdictions outside of mainland China. Our cash and cash equivalents placed with financial institutions are insured by the deposit insurances adopted by the financial institutions in those jurisdictions to the extent required by applicable laws and general practices.

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

In addition, under laws and regulations in mainland China, our subsidiaries in mainland China and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. The amounts restricted include the paid-up capital and the statutory reserve funds of our subsidiaries in mainland China and the net assets of the VIEs in which we have no legal ownership, totaling RMB142.3 million, RMB73.6 million and RMB96.2 million (US$13.2 million) as of December 31, 2022, 2023 and 2024, respectively.

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

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Exchange.”

Jianpu Technology Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in mainland China and the VIEs. Under mainland China law, Jianpu Technology Inc. may provide funding to our subsidiaries in mainland China only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. In the years ended December 31, 2022, 2023 and 2024, Jianpu Technology Inc. extended loans with outstanding principal amount of RMB40.4 million, RMB14.5 million and RMB8.2 million (US$1.1 million), respectively, to our intermediate holding companies and subsidiaries, and received repayments of RMB51.9 million, RMB9.6 million and RMB37.7 million (US$5.2 million), respectively. In the years ended December 31, 2022, 2023 and 2024, the VIEs received nil, nil and nil, respectively, as capital investment (in the form of loans extended to nominee shareholders from our subsidiaries in mainland China) or as loans from our subsidiaries in mainland China. The VIEs may transfer cash to our subsidiaries in mainland China by paying service fees according to the contractual arrangements. For the years ended December 31, 2022, 2023 and 2024, no assets other than cash were transferred through our organization, neither our subsidiaries in mainland China nor the VIEs made cash dividends or other distributions to Jianpu Technology Inc. or its offshore subsidiaries, and no dividends or other distributions were made to U.S. investors. See “Item 3. Key Information—Cash Flows through Our Organization” for more details.

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

As of December 31, 2023 and 2024, our short-term borrowings were RMB236.2 million and RMB202.4 million (US$27.7 million), respectively. Our short-term borrowings, which have maturities of fewer than 12 months, represent bank loans denominated in Renminbi with fixed annual interest rate ranging 3.27%~3.7% and secured by short-term time deposits of Jianpu (Hong Kong) Limited. We are subject to certain restrictions in using such short-term borrowings, according to which the short-term borrowings should be used only in daily business operation. No covenants exist in relation to short-term borrowings.

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2024 was RMB79.8 million (US$10.9 million), as compared to net income of RMB105.9 million (US$14.5 million) for the same year. The principal changes in operating assets and liabilities mainly included (i) an increase of RMB10.1 million (US$1.4 million) in accrued expenses and other current liabilities, an increase of RMB8.7 million (US$1.2 million) in account payable and an increase of RMB6.2 million (US$0.8 million) in advance from customers resulting from our continued efforts in liquidity management; (ii) a decrease of RMB8.5 million (US$1.2 million) in account receivable due to enhanced efficiency in our receivables management processes; (iii) an increase of RMB29.6 million (US$4.1 million) in prepayments and other current assets due to business expansion. The principal non-cash items affecting the difference between our net income and our net cash provided by operating activities in 2024 were RMB48.9 million (US$6.7 million) of investment income primarily due to deconsolidation of our subsidiaries.

Net cash provided by operating activities for the year ended December 31, 2023 was RMB4.3 million, as compared to net loss of RMB27.0 million for the same year. The principal changes in operating assets and liabilities mainly included (i) a decrease of RMB21.7 million in account receivable due to enhanced efficiency in our receivables management processes; (ii) an increase of RMB11.4 million in prepayments and other current assets, an increase of RMB9.8 million in account payable and an increase of RMB9.9 million in accrued expenses and other current liabilities resulting from our continued efforts in liquidity management. The principal non-cash items affecting the difference between our net loss and our net cash provided by operating activities in 2023 were RMB14.8 million of investment income primarily due to deconsolidation of our subsidiaries, partially offset by RMB4.3 million of share-based compensation expenses and RMB4.4 million of depreciation and amortization expenses.

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

Investing Activities

Net cash provided by investing activities for the year ended December 31, 2024 was RMB34.8 million (US$4.8 million), primarily due to a net cash inflow of RMB31.4 million (US$4.3 million) from deconsolidation of our subsidiaries and a net cash inflow of RMB32.4 million (US$4.4 million) from maturity of time deposits and RMB20.3 million (US$2.8 million) from maturity of restricted time deposits, partially offset by a net cash outflow of RMB48.8 million (US$6.7 million) from long term investments and a cash outflow of RMB7.2 million (US$1.0 million) from purchases of intangible assets, property and equipment.

Net cash provided by investing activities for the year ended December 31, 2023 was RMB0.6 million, primarily due to a net cash inflow of RMB11.8 million from deconsolidation of our subsidiaries, partially offset by a net cash outflow of RMB10.0 million from purchase of restricted time deposits.

Net cash used in investing activities for the year ended December 31, 2022 was RMB39.9 million, primarily due to a net cash outflow of RMB45.5 million from purchase of restricted time deposits, partially offset by a net cash inflow of RMB5.1 million from deconsolidation of one of our subsidiaries.

Financing Activities

Net cash used in financing activities for the year ended December 31, 2024 was RMB45.0 million (US$6.2 million), including a net cash outflow of RMB33.8 million (US$4.6 million) of repayment of short-term borrowings and a cash outflow of RMB11.3 million (US$1.5 million) used for share repurchases.

Net cash used in financing activities for the year ended December 31, 2023 was RMB17.2 million, including a net cash outflow of RMB17.3 million of repayment of short-term borrowings.

Net cash provided by financing activities for the year ended December 31, 2022 was RMB63.1 million, including a net cash inflow of RMB71.6 million of short-term borrowings that we incurred to fund and boost our business growth, partially offset by a cash outflow of RMB8.7 million resulting from purchase of additional shares held by noncontrolling interests shareholder.

Material Cash Requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include our capital expenditures and operating lease commitments.

Our capital expenditures are primarily incurred for purchases of intangible assets, property and equipment. Our capital expenditures were RMB1.8 million in 2022, RMB2.1 million in 2023 and RMB7.2 million (US$1.0 million) in 2024.

In 2024, we entered into several limited partnership agreements issued and managed by dedicated general partners. The purpose of these limited partnerships is to allocate investments into emerging Web3 and AI technology companies that align with our strategic initiatives. According to these LPAs, we had commitments to contribute an additional US$1.7 million (RMB12.2 million) in total in response to future capital calls issued by the general partners as of December 31, 2024.

Our operating lease commitments represent leases for our office premises. The following table sets forth our operating lease agreements as of December 31, 2024:

	Less than
	Total		1 Year		1–3 Years		3–5 Years		More than 5 Years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

	(in thousands)
Operating lease commitments	2,427	332	2,193	300	234	32	—	—	—	—

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2024.

Holding Company Structure

Jianpu Technology Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in mainland China and the VIEs in mainland China. As a result, Jianpu Technology Inc.’s ability to pay dividends depends upon dividends paid by our subsidiaries in mainland China. If our existing subsidiaries in mainland China or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in mainland China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the accounting standards and regulations in mainland China. Under mainland China law, each of our subsidiaries and the VIEs in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries and the VIEs may allocate a portion of their after-tax profits based on mainland China accounting standards to discretionary surplus funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. For the years ended December 31, 2022, 2023 and 2024, we did not have any profit appropriation to statutory surplus fund for our entities incorporated in mainland China was approximately. We did not make any appropriation to other reserve funds for any of the years presented. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by the SAFE. Our subsidiaries in mainland China have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Data and Technology” and “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2025 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies, Judgments and Estimates.”

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Daqing (David) Ye	52	Co-Founder, Chairman and Chief Executive Officer
Jiayan Lu	49	Co-Founder and Director
Caofeng Liu	42	Co-Founder, Director, Chief Technology Officer and Chief Operating Officer
Yilü (Oscar) Chen*	50	Director and Chief Financial Officer
Ting Bun Denny Lee	57	Independent Director
Xiaoyan Zhang	48	Independent Director
Kuang-yu (Jeff) Liao	65	Independent Director

* Mr. Yilü (Oscar) Chen tendered his resignation as the chief financial officer and a director of our company for personal reasons,

effective April 30, 2025.

Mr. Daqing (David) Ye has served as the chairman of our board of directors and our chief executive officer since October 2017. He is a co-founder of RONG360, and has served as its chairman since its inception. Mr. Ye has also served as an independent non-executive director of Zero2IPO Holdings Inc. (HKEX: 1945) since June 2023. He has over 20 years of experience in operations and management of internet business and consumer financial institutions in China and the United States. Before founding our company, he served as head of marketing for PayPal, China from 2009 to 2011, director of digital marketing capabilities of American Express Company’s, Risk, Information & Banking Group in New York from 2007 to 2009, and senior manager of marketing analysis at AOL Inc. from 2004 to 2007. Mr. Ye started his career as a risk data analyst at Capital One Financial Corporation’s risk strategy and analysis team in 1998, and later worked as a credit risk manager at Global Credit Assurance & Consulting team, and managed statisticians and data analysts at the acquisition marketing team of Capital One’s Under Served Markets group from 2000 to 2004. Mr. Ye received a bachelor’s degree in engineering from Hunan University in China and a master’s degree in finance from the George Washington University in the United States. He obtained an EMBA degree from the PBC School of Finance, Tsinghua University in 2024.

Mr. Jiayan Lu has served as our director since October 2017. He served as our chief operating officer from October 2017 to June 2022. He is a co-founder of RONG360 and has served as its director since August 2015. Mr. Lu served as deputy director of Pudong branch, deputy general manager of Shanghai branch and deputy general manager of operations of the Bank of Ningbo from 2007 to 2011. Mr. Lu worked as the manager of the customer service center of Royal & Sun Alliance Insurance plc in greater China from 2004 to 2007 and director of the customer service center of Standard Chartered Bank from 2002 to 2004. Mr. Lu received a bachelor’s degree in international finance from Shanghai Jiaotong University in 1997 and an MBA degree from Shanghai Jiaotong University in 2002.

Mr. Caofeng Liu has served as our director and chief technology officer since October 2017 and our chief operating officer since March 2025. He is a co-founder of RONG360, and has served as its director since 2024. Prior to founding our company, Mr. Liu served as research and development manager at Baidu, Inc. from 2008 to 2011, senior research and development manager at kuxun.com from 2006 to 2008 and architect at tq.com from 2004 to 2006. Mr. Liu received a bachelor’s degree in electronic engineering from Nanchang Hangkong University in 2004. He obtained an EMBA degree from the PBC School of Finance, Tsinghua University in 2024.

Mr. Yilü (Oscar) Chen has served as our director since May 2019 and as our chief financial officer since October 2017, and before that RONG360 Inc.’s chief financial officer. In addition, Mr. Chen is an independent non-executive director of Mobvoi Inc. (HKEX: 2438). Mr. Chen served as the chief financial officer of Jia.com from July 2015 to November 2016. Prior to that, Mr. Chen served as executive director at Fosun Kinzon Capital from July 2014 to July 2015, executive director at Goldman Sachs Gao Hua Securities from 2006 to 2014, vice president at Changjiang BNP Paribas Peregrine from 2005 to 2006, assistant general manager of the investment banking division at China Southern Securities Co., Ltd. from 2000 to 2005 and assistant audit manager at KPMG from 1997 to 2000. Mr. Chen received a bachelor’s degree in international business management from Shanghai University of International Business and Economics in 1997.

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

Mr. Kuang-yu (Jeff) Liao has served as our independent director since November 2018. Mr. Liao has over 30 years of experience in operations and senior management across online payments, E-commerce and consumer finance in Greater China. He served as the head of Apple Pay Asia from November 2014 to March 2018. In the ten years before he joined Apple Pay Asia, Mr. Liao held several senior executive positions at global technology companies, including head of Visa China, CEO of eBay Greater China, head of PayPal China and general manager at Standard Chartered Consumer Bank China. Prior to that, he also held key posts at GE Capital, Citicorp and American Express in Hong Kong and Taiwan. Currently, Mr. Liao serves as an independent director of Zizaike.com, a privately held company that operates an online marketplace for hospitality service. Mr. Liao received a bachelor’s degree in chemical engineering from Tsing Hua University (Taiwan) in 1982 and graduate study in material science from San Jose State University in 1987.

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

For the year ended December 31, 2024, we paid an aggregate of approximately RMB10.16 million (US$1.39 million) (pending extra bonus payment) in cash to our executive officers and directors. For share incentive grants to our officers and directors, see “—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our subsidiaries in mainland China are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

In August 2024, our board of directors approved the Amendment No. 2 to the Global Share Plan. We further amended Section 6(e) of our Global Share Plan by changing the term of options from twelve years to not exceed 18 years from the date of grant. Other provisions of the Global Share Plan remained the same.

We assumed all outstanding share incentive awards issued under the RONG360 2012 Plan and administered the assumed awards pursuant to the Global Share Plan. As of February 28, 2025, a total of 23,474,169 awards (8,572,132 of which are exercisable), including the share awards succeeding from the RONG360 2012 Share Plan, has been granted under the Global Share Plan to our directors, employees and other eligible persons, and a total of 56,851,756 awards (29,187,568 of which are exercisable) has been granted under the 2017 Share Incentive Plan to our directors, management executives and employees.

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

The following table summarizes, as of February 28, 2025, the outstanding options that were granted to our directors, executive officers and other grantees in the aggregate under the Global Share Plan and the 2017 Plan:

	Ordinary Shares
	Underlying
	Outstanding	Exercise Price
Name	Options	(US$/Share)	Grant Date	Expiration Date
Daqing (David) Ye	4,585,737	0.01	December 2017, December 2019, December 2021, January 2022, December 2022, January 2023 and December 2024	December 2027, December 2029, December 2031, January 2032, December 2032, January 2033 and December 2034
Jiayan Lu	*	0.01	December 2017, December 2019, December 2021, January 2022, December 2022 and January 2023	December 2027, December 2029, December 2031, January 2032, December 2032 and January 2033
Caofeng Liu	4,385,737	0.01	December 2017, December 2019, December 2021, January 2022, December 2022, January 2023 and December 2024	December 2027, December 2029, December 2031, January 2032, December 2032, January 2033 and December 2034
Yilü (Oscar) Chen	6,785,736	0.01-0.21	April 2017, December 2017, December 2019, December 2021, January 2022, December 2022 and January 2023	April 2035, December 2027, December 2029, December 2031, January 2032, December 2032 and January 2033
Ting Bun Denny Lee	*	0.01	November 2017, December 2019, December 2021, January 2022, December 2022 and January 2023	November 2035, December 2029, December 2031 and January 2032, December 2032 and January 2033
Xiaoyan Zhang	*	0.01	February 2018, December 2019, December 2021, January 2022, December 2022 and January 2023	February 2028, December 2029, December 2031 and January 2032, December 2032 and January 2033
Kuang-yu (Jeff) Liao	*	0.01	November 2018, December 2019, December 2021, January 2022, December 2022 and January 2023	November 2028, December 2029, December 2031 and January 2032, December 2032 and January 2033
Other grantees	29,991,877	0.00035-0.80	February 2013 to December 2024	February 2028 to December 2037
Total	51,449,794
*	Less than one percent of our total outstanding shares.
C.	Board Practices

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

We had 586, 393 and 339 employees as of December 31, 2022, 2023 and 2024, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2022, 2023 and 2024:

	As of December 31,
Function:	2022	2023	2024
Sales and marketing	248	148	114
Research and development	189	122	102
Operations	48	42	43
General administration	101	81	80
Total	586	393	339

As of December 31, 2024, we had 270 employees in Beijing, 5 employees in Shanghai, 6 employees in Shenzhen and another 58 employees in various other places in China and overseas.

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

The following table sets forth information concerning the beneficial ownership of our ordinary shares on an as-converted basis as of February 28, 2025 for:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own 5% or more of our ordinary shares.

The calculations in the table below are based on 372,470,225 ordinary shares outstanding as of February 28, 2025, comprising entirely of Class A ordinary shares. In February 2025, Mr. Daqing (David) Ye, Mr. Caofeng Liu and Mr. Jiayan Lu voluntarily converted all of the Class B ordinary shares beneficially owned by them into Class A ordinary shares. After their conversion and as of the date of this annual report, we do not have any outstanding Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A	Class B	Total ordinary	% of total	% of
	ordinary	ordinary	shares on an as	ordinary	aggregate
	shares	shares	converted basis	shares	voting power
Directors and Executive Officers: **
Daqing (David) Ye(1)	37,757,142	—	37,757,142	10.1	10.1
Jiayan Lu(2)	37,156,536	—	37,156,536	9.9	9.9
Caofeng Liu(3)	15,365,098	—	15,365,098	4.1	4.1
Yilü (Oscar) Chen(4)	7,071,456	—	7,071,456	1.9	1.9
Denny Ting Bun Lee(5)	*	—	*	*	*
Xiaoyan Zhang	*	—	*	*	*
Kuang-yu (Jeff) Liao(6)	*	—	*	*	*
All directors and executive officers as a group	99,115,232	—	99,115,232	25.5	25.5
Principal Shareholders:
Investment funds affiliated with HongShan(7)	62,337,346	—	62,337,346	16.7	16.7
Entities affiliated with Chenchao Zhuang’s family(8)	40,975,830	—	40,975,830	11.0	11.0
Sailing Capital Overseas Investments Fund, LP(9)	32,040,584	—	32,040,584	8.6	8.6
JYLu Holdings Ltd.(2)	33,310,079	—	33,310,079	8.9	8.9
Morgan Stanley(10)	27,337,840	—	27,337,840	7.3	7.3
Article Light Limited(11)	26,536,229	—	26,536,229	7.1	7.1
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

(1)

Represents (i) 1,466,780 Class A ordinary Shares in the form of ADSs and 17,663,915 Class A ordinary shares held by LEFT BK Holdings Ltd., (ii) 3,035,737 Class A ordinary shares issuable upon the exercise of options within 60 days hereof, and (iii)15,590,710 Class A ordinary shares held by Mount Bonnell Limited. LEFT BK Holdings Ltd. is a British Virgin Islands company wholly owned by Mr. Daqing Ye. Mount Bonnell Limited is a British Virgin Islands company wholly owned by Ms. Dawei Huang, who is Mr. Daqing Ye’s wife. LEFT BK Holdings Ltd. is a British Virgin Islands company wholly owned by Mr. Daqing Ye. Mount Bonnell Limited is a British Virgin Islands company wholly owned by Ms. Dawei Huang, who is Mr. Ye’s wife. The registered office of each of these entities is at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(2)

Represents (i) 28,738,439 Class A ordinary shares held by JYLu Holding Ltd., (ii) 5,607,360 Class A ordinary shares in the form of ADSs held by JYLu Holding Ltd. and (iii) 2,810,737 Class A ordinary shares issuable upon exercise of options within 60 days after the date hereof. JYLu Holding Ltd. is a British Virgin Islands company wholly owned by Jiayan Lu. JYLu Holding Ltd. is a British Virgin Islands company wholly owned by Mr. Jiayan Lu with its registered office at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(3)

Represents (i) 951,460 Class A ordinary shares in the form of ADSs, (ii) 11,377,901 Class A ordinary shares held by CFLIU Holdings Ltd. and (iii) 3,035,737 Class A ordinary shares issuable upon exercise of options and vesting of restricted shares within 60 days after the date of February 28, 2025. CFLIU Holdings Ltd. is a British Virgin Islands company wholly owned by Mr. Caofeng Liu with its registered office at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(4)

Represents (i) 1,035,720 Class A ordinary shares in the form of ADSs held by Maple Evergreen Limited and (ii) 6,035,736 Class A ordinary shares issuable upon exercise of options and vesting of restricted shares within 60 days after the date of February 28, 2025. Maple Evergreen Limited is a British Virgin Islands company wholly owned by Mr. Yilü (Oscar) Chen with its registered office at Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

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

(8)

Represents (i) 29,225,830 Class A ordinary shares held by Sun Flower Information Technology Ltd. and (ii) 500,000 Class A ordinary shares in the form of ADSs and 11,250,000 Class A ordinary shares held by Lucky Fish Information Technology Limited. Sun Flower Information Technology Ltd. is a British Virgin Islands company, 5% owned by Mr. Chenchao Zhuang and 95% owned by Lucky Fish Information Technology Limited. Lucky Fish Information Technology Limited is a British Virgin Islands company wholly owned by Mr. Xianqing Zhuang, who is Mr. Chenchao Zhuang’s father. The registered office of each of these entities is at Craigmuir Chambers, Road Town, Tortola, British Virgin Islands. The business address of Mr. Zhuang is 7/F CityChamp Building, No. 12 Taiyanggong Middle Road, Chaoyang, Beijing, 100028.

(9)

Represents (i) 29,661,220 Class A ordinary shares in the form of ADSs and four Class A ordinary shares held by Torch International Investment Ltd., (ii) 2,066,860 Class A ordinary shares in the form of ADSs held by Rosy Parade Limited and (iii) 312,500 Class A ordinary shares held by MJM International Limited. Torch International Ltd. is a direct and controlled subsidiary of Sailing Capital Overseas Investments Fund, LP, a Cayman Islands limited partnership. MJM International Limited and Rosy Parade Limited are affiliates of Torch International Ltd. Because of Sailing Capital Overseas Investments Fund, LP’s relationship with Torch International Investment Ltd., Rosy Parade Limited and MJM International Limited, Sailing Capital Overseas Investments Fund, LP may be deemed to have beneficial ownership of the Class A ordinary shares directly held by Torch International Investment Ltd., Rosy Parade Limited and MJM International Limited. None of Torch International Investment Ltd., Rosy Parade Limited or MJM International Limited has the power to direct Sailing Capital Overseas Investments Fund, LP to vote or dispose of the Class A ordinary shares. Sailing Capital Overseas Investments GP Heritage Limited functions as the general partner of Sailing Capital Overseas Investments Fund, LP. The business address of Sailing Capital Overseas Investments Fund, LP is Unit 2007-08, Harbour Centre, 25 Harbour Road, Wan Chai, Hong Kong.

(10)

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

(11)

Represents 26,536,220 Class A ordinary shares in the form of ADSs and nine Class A ordinary shares held by Article Light Limited, a British Virgin Islands limited company with registered address at Ritter House Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. Article Light Limited is controlled by Yunfeng Fund II, L.P., the controlling person of which is Mr. Yu Feng. The business address of Mr. Yu Feng is Rooms 1801-02, 18th Floor, YF Life Center, 38 Gloucester Road, Wanchai, Hong Kong.

To our knowledge, as of February 28, 2025, 220,424,240 of our ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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

Related Party Transactions

For the year ended December 31, 2024, we generated revenues in the total amount of RMB4.9 million for the loan recommendation services to RONG360, RMB0.3 million for the digital intelligence as a service to RONG360, and charged administrative expenses of RMB6.0 million to RONG360, including expenses related to operational, administrative, human resources, legal, accounting and internal control.

For the year ended December 31, 2024, RONG360 charged us RMB4.9 million for cost of promotion and acquisition and RMB0.2 million for research and development expenses including expenses related to system development.

As of December 31, 2024, RMB2.9 million was due to RONG360, which reflected the aforementioned related party transactions and related settlement and prepayment between RONG360 and us.

Another related party is our equity investee in which we acquired 35% interest in March 2021, which charged us customer services of RMB0.5 million for service delivered in 2024.

As of December 31, 2024, we had RMB2.7 million due to a related party, from which we obtained contractual control of KTN in October 2018. The balance primarily represented the unpaid consideration as of December 31, 2024, which decreased compared to that as of December 31, 2023 because the related party collected some receivables on our behalf, which have not yet been transferred to us. The related party was owned by two of our founders before September 2020 and is now controlled by one of our founders.

In 2024, we disposed of 70% equity interest in an entity (previously consolidated as a subsidiary under the VIE structure), retaining a 30% equity interest. Following the transaction, the entity ceased to be a subsidiary and became a related party. As of December 31, 2024, we had RMB2.2 million due from the related party.

As of December 31, 2024, we also had RMB0.2 million due from other related parties.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

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

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. On April 16, 2025 our board of directors authorized a special cash dividend of US$40 million to be distributed to the shareholders of Jianpu Technology Inc. Further details regarding the distribution will be determined by the board. Our board of directors may declare and pay dividends again in the future. However, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.THE OFFER AND LISTING

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

Before delisting from the NYSE in March 2024, our ADSs had been listed on the NYSE under the symbol “JT” since November 16, 2017. On October 30, 2020, we changed the ratio of ADSs to Class A ordinary shares, or the ADS Ratio, from two ADSs to five Class A ordinary shares to one ADS to 20 Class A ordinary shares. Except as otherwise indicated, all ADS and per ADS data in this annual report give retroactive effect to the ADS Ratio of one ADS to 20 Class A ordinary shares. On February 20, 2024, we were notified by the NYSE that the staff of NYSE Regulation determined to commence proceedings to delist our ADSs from the NYSE pursuant to Section 802.01B of the NYSE’s Listed Company Manual. Trading in our ADSs was suspended immediately on the NYSE. On March 5, 2024, the NYSE notified the SEC of its intention to remove our ADSs from listing and registration on the NYSE, effective March 18, 2024. Our ADSs have been quoted on the OTC Pink after the NYSE suspended the trading of our ADSs, currently on the OTCQB under the symbol “AIJTY.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

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

Beneficial Ownership Reporting Regime

Our company is incorporated under the Companies Act and is therefore subject to the Cayman Islands Beneficial Ownership Transparency Act (as amended), known as the BOTA. Under the BOTA, certain legal persons may benefit from an alternative route to compliance, such that the legal person is not required to establish and maintain a beneficial ownership register, but must provide the competent authority with written confirmation as to the legal person’s relevant category. Pursuant to the BOTA, our company would not benefit from an alternative route to compliance, on the basis that it is not listed, or is a subsidiary of a listed entity, on an approved stock exchange listed in Schedule 4 of the Companies Act. As a result, our company is required to identify its registrable beneficial owners and maintain a beneficial ownership register as per the BOTA. Our company has instructed the corporate service provider to keep a register of these persons and comply with the other requirements of the BOTA.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift and any minimum tax considerations, the 3.8% Medicare tax on certain net investment income, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);
●	persons liable for any minimum tax;
●	persons who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own ADSs or Class A ordinary shares representing 10% or more of our stock (by vote or value);
●	partnerships or other entities or arrangements taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities, or arrangements; or
●	all of whom may be subject to tax rules that differ significantly from those discussed below.

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

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the U.S. Internal Revenue Code of 1986, as amended.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or Class A ordinary shares.

For U.S. federal income tax purposes, a U.S. Holder of ADSs generally will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs generally will not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets, and the company’s goodwill and other unbooked intangibles not reflected on its balance sheet are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is not entirely clear, we intend to treat the VIEs as being owned by us for U.S. federal income tax purposes because we exercise effective control over the operation of such entities and are entitled to substantially all of the economic benefits associated with these entities. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements.

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and deposits), and the market price of our ADSs and Class A ordinary shares, we believe we were a PFIC for the taxable year ended December 31, 2024, and we will likely be a PFIC for the current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, the PFIC rules discussed below under “Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ADSs or Class A ordinary shares, as applicable. If such election is made, you will be deemed to have sold our ADSs or Class A ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described below under “Passive Foreign Investment Company Rules.” After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs or Class A ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or Class A ordinary shares. The rules dealing with deemed sale elections are very complex. Each U.S. Holder should consult its tax advisors regarding the possibility and considerations of making a deemed sale election.

Dividends

Subject to the PFIC rules discussed below, the gross amount of distributions paid on our ADSs or Class A ordinary shares (including the amount of any mainland China tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) our ADSs or Class A ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a mainland China resident enterprise under the mainland China tax law, we are eligible for the benefit of the United States-mainland China income tax treaty, (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, (iii) certain holding period requirements are met, and (iv) such non-corporate U.S. Holders are not under an obligation to make related payments with respect to positions in substantially similar or related property. Our ADSs, but not our Class A ordinary shares, were traded on the NYSE, an established securities market in the United States, from November 16, 2017 to February 20, 2024. Our ADSs were delisted from the NYSE and have subsequently been quoted on the OTC Pink and currently on the OTCQB, which is not considered an established securities market in the United States for these purposes. If our ADSs remain delisted from the NYSE and are not otherwise readily tradable on an established securities market in the United States, dividends received on our ADSs would generally not be eligible to be taxed as dividend income from a qualified foreign corporation. Moreover, as discussed above, we believe we were a PFIC for the taxable year ended December 31, 2024. U.S. Holders are urged to consult their tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or Class A ordinary shares.

In the event that we are deemed to be a mainland China resident enterprise under the PRC Enterprise Income Tax Law (see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a mainland China resident enterprise for mainland China income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders or ADS holders.”), we may be eligible for the benefits of the United States-mainland China income tax treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradable on an established securities market in the United States, would potentially be eligible for the reduced rate of taxation applicable to qualified dividend income, as described in the preceding paragraph.

For U.S. foreign tax credit purposes, dividends paid on our ADSs or Class A ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. If mainland China withholding taxes apply to dividends paid on our ADSs or Class A ordinary shares, a U.S. Holder may be able to obtain a reduced rate of mainland China withholding taxes under the United States-mainland China income tax treaty if certain requirements are met. In addition, subject to certain conditions and limitations, mainland China withholding taxes on dividends that are non-refundable under the income tax treaty between the United States and mainland China may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. If a U.S. Holder does not elect to claim a foreign tax credit, the U.S. Holder may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which the U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult with their tax advisor regarding the creditability of any mainland China tax under their particular circumstances.

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced rate of taxation on dividends with respect to our ADSs or Class A ordinary shares under their particular circumstances.

Sale or Other Disposition

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of our ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. The gain or loss will generally be capital gain or loss. Individuals and other non-corporate U.S. Holders who have held the ADS or Class A ordinary shares for more than one year will generally be eligible for reduced tax rates. Any capital gain or loss will be long term if the ADSs or Class A ordinary shares have been held for more than one year at the time of disposition. The deductibility of a capital loss may be subject to limitations.

Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a mainland China resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-mainland China income tax treaty. In such event, if mainland China tax were to be imposed on any gain from the disposition of the ADSs or Class A ordinary shares, a U.S. Holder that is eligible for the benefits of the United States-mainland China income tax treaty may elect to treat such gain as mainland China source income. Pursuant to United States Treasury Regulations (the applicability of which has been postponed until further guidance is issued), however, if a U.S. Holder is not eligible for the benefits of the United States-mainland China income tax treaty or does not elect to apply the United States-mainland China income tax treaty, then such holder may not be able to claim a foreign tax credit arising from any mainland China tax imposed on the disposition of the ADSs or Class A ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of a foreign tax credit or deduction in light of their particular circumstances, their eligibility for benefits under the United States-PRC income tax treaty and the potential impact of the United States Treasury Regulations.

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or Class A ordinary shares under their particular circumstances.

Passive Foreign Investment Company Rules

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid to the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain recognized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or Class A ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;
●	the amount allocated to the taxable year of the distribution or gain and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and
●	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election. Our ADSs, but not our Class A ordinary shares, were traded on the NYSE from November 16, 2017 to February 20, 2024. Our ADSs were delisted from the NYSE and have subsequently been quoted on the OTC Pink and currently on on the OTCQB. The mark-to-market election is available only for “marketable stock,” which is stock that is traded (in other than de minimis quantities) on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury Regulations. Consequently, if our ADSs remain delisted from the NYSE and are not otherwise listed on a qualified exchange or other market, as described above, our ADSs would not be treated as “marketable stock” for these purposes and a U.S. Holder would not be eligible to make a mark-to-market election with respect to our ADSs.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder who made a mark-to-market election with respect to our ADSs may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. U.S. Holders should consult their tax advisor regarding the U.S. federal income tax considerations of owning and disposing of our ADSs or Class A ordinary shares if we are or become a PFIC. U.S. Holders are urged to consult their tax advisors regarding the reporting requirements that may apply and the U.S. federal income tax consequences of holding and disposing of our ADSs or Class A ordinary shares if we are treated as a PFIC, including the possibility of making a mark-to-market election and the unavailability of the election to treat us as a qualified electing fund.

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

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2024, we did not receive any reimbursement from the depositary.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act as of the end of the period covered by this annual report. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that we did not maintain effective disclosure controls and procedures as of December 31, 2024, because of the material weakness in our internal control over financial reporting described below under “Management’s Annual Report on Internal Control over Financial Reporting”. Our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024 using the criteria set forth in the report “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under Internal Control - Integrated Framework (2013), due to the material weakness described below, our management concluded that, as of December 31, 2024, we did not maintain effective internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. GAAP.

We identified one material weakness in our internal control over financial reporting as of December 31, 2024. As defined in the standards established by the U.S. PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’ s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to the management and measurement of digital assets. We utilized the service provided by third-party platforms to store and measure digital assets, while the effectiveness of ITGC surrounding the platforms is not supported by appropriate SOC 1 report. We did not properly design or implement controls to ensure: (i) the logical access security of the digital assets is safeguarded, and (ii) the data provided by the third-party platforms is complete and accurate.

To address this material weakness, we have initiated plans to identify and evaluate alternative third-party platforms that meet the effectiveness requirements for ITGC, and have commenced preliminary assessments of potential solutions. Additionally, we are in the process of reinforcing the design and execution of internal control processes related to digital assets.

We cannot assure you that we will be able to continuously implement these measures to effectively remediate our material weaknesses, or that we will not identify any additional material weaknesses in the future. For risks and uncertainties related to our internal control, see “Item 3. Key Information—D. Risk Factors—We have identified one material weakness in our internal control over financial reporting, and if we fail to remediate our material weakness and maintain an effective system of internal control over financial reporting, our ability to report our financial results accurately or to prevent fraud may be adversely affected, and investor confidence and the market price of the ADSs may be adversely affected.”

Report of the Registered Public Accounting Firm

This annual report on Form 20 - F does not include an attestation report of our independent registered public accounting firm as permitted by SEC rules. As a non-accelerated filer, as defined under Rule 12b-2 of the Exchange Act, we are not subject to the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (and the SEC rules and regulations thereunder).

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

ITEM 16B.CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors in October 2017. We have posted a copy of our code of business conduct and ethics on our website at www.jianpu.ai.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by PricewaterhouseCoopers Zhong Tian LLP (“PwC”) and its affiliates and Marcum Asia CPAs LLP (“Marcum Asia”), our former and current principal external auditors. We did not pay any other fees to our principal auditors during the years indicated below.

	Year Ended December 31,
	2023	2024

	(in US$thousands)
Audit fees for PwC(1)	1,420	—
Audit fees for Marcum Asia(2)	—	475

Note:

(1)	“Audit fees for PwC” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by PwC for the audit of our annual financial statements.

(2)	“Audit fees for Marcum Asia” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by Marcum Asia for the audit of our annual financial statements.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the fiscal year ended December 31, 2024, there was not any purchase made by or on behalf of the issuer or any “affiliated purchaser,” as defined in §240.10b-18(a)(3), of shares or other units of any class of the issuer’s equity securities that is registered by the issuer pursuant to section 12 of the Exchange Act (15 U.S.C. 781).

On January 31, 2024, our board of directors authorized a share repurchase program, under which we may repurchase up to US$3 million of the ADSs or Class A ordinary shares for the next 12 months. In December 2024, our board of directors approved an extension of the existing share repurchase program for additional 12 months. Under the extended share repurchase program, we may repurchase up to US$3 million of its ADSs or Class A ordinary shares during the 24 months from January 31, 2024. As of March 31, 2025, our company had repurchased an aggregate of 593,344 ADSs and 40,631,775 Class A ordinary shares for a total cost of approximately US$1.6 million.

				Total		Approximate
				Number of		Dollar
				ADSs		Value of
				Purchased as		ADSs
			Average	Part		that
	Total		Price	of the		May Yet Be
	Number		Paid	Publicly		Purchased
	of ADSs		Per	Announced		Under the
Period	Purchased		ADS	Plan		Plan
February 2024	115,847.00		0.7731	115,847.00		2,910,439
March 2024	14,035.00		0.5816	14,035.00		2,902,276
April 2024	10,194.00		0.5788	10,194.00		2,896,376
May 2024	3,889.00		0.5462	3,889.00		2,894,251
June 2024	20,080.00		0.4166	20,080.00		2,885,885
July 2024	2,311,007.25	*	0.6000	2,311,007.25	*	1,499,281
August 2024	12,428.50	*	0.4386	12,428.50	*	1,493,830
September 2024	110,955.00		0.4690	110,955.00		1,441,795
October 2024	6,025.00		0.5938	6,025.00		1,438,217
November 2024	18,000.00		0.5906	18,000.00		1,427,587
December 2024	2,472.00		0.6373	2,472.00		1,426,012
Total	2,624,932.75		0.5996	2,624,932.75		1,426,012

* includes ordinary shares (not represented by ADSs) repurchased by us.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

We dismissed PricewaterhouseCoopers Zhong Tian LLP, or PwC, as our independent registered public accounting firm effective July 15, 2024 and appointed Marcum Asia CPAs LLP, or Marcum Asia, as our independent registered public accounting firm, effective on July 26, 2024. The appointment of Marcum Asia was made after a careful consideration and evaluation process by us and has been approved by our board of directors and the audit committee of the board of directors. Marcum Asia was engaged to audit and report on our consolidated financial statements for the fiscal year ending December 31, 2024.

The audit reports issued by PwC on our consolidated financial statements for the fiscal years ended December 31, 2022 and 2023 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2022 and 2023, and the subsequent interim period through July 15, 2024, there have been no “disagreements” (as that term is defined in 16F(a)(1)(iv) of Form 20-F and the related instructions) between us and PwC any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PwC would have caused them to make reference to the disagreements in their reports on the consolidated financial statements for such years. During the fiscal years ended December 31, 2022 and 2023, and the subsequent interim period through July 15, 2024, there have been no “reportable events” as defined in Item 16F(a)(1)(v) of Form 20-F.

We have provided PwC with a copy of the disclosures hereunder and required under Item 16F of Form 20-F and requested from PwC a letter addressed to the SEC indicating whether it agrees with such disclosures. A copy of PwC’s letter dated April 28, 2025 is filed hereto as Exhibit 16.1.

During the fiscal years ended December 31, 2022 and 2023, and the subsequent interim period through July 26, 2024, neither we nor anyone on behalf of us has consulted with Marcum Asia regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Marcum Asia concluded was an important factor considered by us in reaching a decision as to any accounting, audit, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

ITEM 16G.CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.INSIDER TRADING POLICIES

Our board of directors has established insider trading policies and procedures to provide guidance on the purchase, sale, and other dispositions of our securities by our directors, officers, employees, consultants and other relevant persons to promote compliance with applicable insider trading laws, rules and regulations, and listing standards.

Our Second Amended and Restated Statement of Policies Governing Material Non-Public Information and The Prevention of Insider Trading is filed as Exhibit 11.2 to this annual report on Form 20-F.

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

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of Jianpu Technology Inc., its subsidiaries and the VIEs are included at the end of this annual report.

ITEM 19.EXHIBITS

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

2.4	Description of Securities (incorporated herein by reference to Exhibit 2.4 to the Form 20 - F filed on April 19, 2024 (File No. 001 - 38278))
4.1	Form of Global Share Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))
4.2	Amendment No. 1 to the Global Share Plan (incorporated herein by reference to Exhibit 10.3 to the Form S - 8 filed on July 8, 2022 (File No. 333 - 226610))
4.3	Amendment No. 2 to the Global Share Plan (incorporated herein by reference to Exhibit 10.4 to the Form S - 8 filed on August 27, 2024 (File No. 333 - 226610))
4.4	Form of 2017 Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))
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

4.7

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

4.9

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

4.10

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
4.11

English translation of executed form of Power of Attorney from the shareholders of a VIE to a WFOE of the Registrant, as currently in effect, and a schedule of all executed Power of Attorneys adopting the same form in respect of each of the VIEs (incorporated herein by reference to Exhibit 4.9 to the Form 20-F filed on April 29, 2022 (File No. 001-38278))

4.12

English translation of executed form of Exclusive Business Cooperation Agreement by and between a VIE and a WFOE of the Registrant, as currently in effect, and a schedule of all executed Exclusive Business Cooperation Agreements adopting the same form in respect of each of the VIEs (incorporated herein by reference to Exhibit 4.10 to the Form 20-F filed on April 29, 2022 (File No. 001-38278))

4.13	Amendment No. 1 to the Global Share Plan (incorporated herein by reference to Exhibit 10.3 to the Form S-8 filed on July 8, 2022 (File No. 001-226610))
4.14

Executed Databook Framework Agreement among the Registrant, Xiaohui Tech Ltd., Databook Tech, Ltd., Hangzhou Haishi Intelligent Technology Co., Ltd., Hangzhou Magic Ant Investment Management Partnership (Limited Partnership) and Beijing Rongqiniu Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.12 to the Form 20-F filed on April 26, 2023 (File No. 001-38278))

4.15*	English translation of Stock Transfer Agreement for the Transfer of Equity Interest in Beijing Kuangfeng Information Technology Ltd. and Shanghai Anguo Insurance Brokerage Co., Ltd.
8.1*	Principal subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))
11.2*	Statement of Policies Governing Material Non - Public Information and the Prevention of Insider Trading
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Fangda Partners
15.2*	Consent of Marcum Asia CPAs LLP
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP
16.1*	Letter from PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm
97.1	Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the Form 20 - F filed on April 19, 2024 (File No. 001 - 38278))
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Jianpu Technology Inc.

	By:	/s/ Daqing (David) Ye
	Name:	Daqing (David) Ye
	Title:	Chief Executive Officer

Date: April 28, 2025

JIANPU TECHNOLOGY INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Jianpu Technology Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Jianpu Technology Inc. and its subsidiaries (the “Company”) as of December 31, 2024, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the accounts or disclosures to which it relates.

Revenue recognition – Refer to Note 2 to the consolidated financial statements

Critical Audit Matter Description

The Company recognizes loan recommendation revenue when the services are delivered to customers. Because of the online nature of the business, for the revenue charges from sales representatives, the Company uses an antomated information technology (“IT”) system to process and record its revenue transactions.

We identified revenue as a critical audit matter considering the nature of the audit evidence obtained is largely dependent on the Company’s IT systems. This required an increased extent of effort to determine the nature, timing and extent of audit evidence required to be obtained, including the need for us to involve IT professionals to assist with the performance of certain procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company’s systems to process loan recommendation revenues transactions with sales representatives included the following, among others:

●	With the assistance of our IT professionals, we:
●	Identified relevant IT systems used to process revenue transactions and tested the general IT controls over each of these IT systems, including testing of user access controls, change management controls, and data center & network operation controls.
●	Performed testing of relevant automated controls and interface controls of the relevant IT systems.
●	We analyzed transactional revenue data for trends and reasonableness.
●	We sent confirmations on a sample basis to the sales representative for the accuracy and existence.
●	We tested, on a sample basis, by agreeing the recorded revenues to supporting documents including but not limited to executed customer contracts, delivery evidence to the customers and cash collections to evaluate whether the revenues were properly recorded.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2024

Beijing, the People’s Republic of China

April 28, 2025

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Jianpu Technology Inc.

Opinion on the Financial Statements

We have audited the consolidated balance sheet of Jianpu Technology Inc. and its subsidiaries (the “Company”) as of December 31, 2023, and the related consolidated statements of comprehensive income/(loss), of changes in shareholders’ equity and of cash flows for each of the two years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 19, 2024, except for Note 2(z) segment reporting to the consolidated financial statements, as to which the date is April 28, 2025

We served as the Company’s auditor from 2016 to 2024.

JIANPU TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
			Note 2(f)
ASSETS
Current assets:
Cash and cash equivalents	344,569	418,591	57,347
Time deposits	31,949	11,572	1,585
Restricted time deposits	278,359	251,023	34,390
Accounts receivable, net of allowance for credit losses of RMB34,329 and RMB35,242 as of December 31, 2023 and 2024, respectively (including amounts billed through related party of nil and RMB423 as of December 31, 2023 and December 31, 2024, respectively)	161,821	143,032	19,595
Amount due from related parties	155	2,365	324
Prepayments and other current assets	40,209	66,570	9,121
Total current assets	857,062	893,153	122,362
Non-current assets:
Property and equipment, net	11,747	9,434	1,292
Intangible assets, net	17,162	17,397	2,383
Restricted cash and time deposits	34,846	26,395	3,616
Other non-current assets	10,984	59,245	8,118
Total non-current assets	74,739	112,471	15,409
Total assets	931,801	1,005,624	137,771
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	236,212	202,436	27,734
Accounts payable (including amounts billed through related party of RMB3,253 and RMB1,820 as of December 31, 2023 and 2024, respectively; including amounts of the consolidated variable interest entities (“VIEs”) of RMB22,255 and RMB11,121 as of December 31, 2023 and 2024, respectively. Note 1(f))	106,461	108,249	14,830
Advances from customers (including amounts of the consolidated VIEs of RMB1,598 and RMB559 as of December 31, 2023 and 2024, respectively. Note 1(f))	46,142	51,635	7,074
Tax payable (including amounts of the consolidated VIEs of RMB7,928 and RMB8,006 as of December 31, 2023 and 2024, respectively. Note 1(f))	10,304	9,939	1,362
Amount due to related parties	10,623	5,566	763
Accrued expenses and other current liabilities (including amounts of the consolidated VIEs of RMB8,224 and RMB5,296 as of December 31, 2023 and 2024, respectively. Note 1(f))	89,541	95,868	13,134
Total current liabilities	499,283	473,693	64,897
Non-current liabilities:
Deferred tax liabilities (including amounts of the consolidated VIEs of RMB3,196 and nil as of December 31, 2023 and 2024, respectively. Note 1(f))	3,405	141	19
Other non-current liabilities (including amounts of the consolidated VIEs of RMB132 and nil as of December 31, 2023 and 2024, respectively. Note 1(f))	11,683	11,046	1,513
Total non-current liabilities	15,088	11,187	1,532
Total liabilities	514,371	484,880	66,429
Commitments and contingencies (Note 23)
Shareholders’ equity:
Ordinary shares: US$0.0001 par value, 430,463,797 shares (including 361,092,832 Class A ordinary shares, and 69,370,965 Class B ordinary shares) issued and 424,775,740 shares (including 355,404,775 Class A ordinary shares, and 69,370,965 Class B ordinary shares) outstanding as of December 31, 2023, and 430,463,797 shares (including 361,092,832 Class A ordinary shares, and 69,370,965 Class B ordinary shares) issued and 372,470,225 shares (including 303,099,260 Class A ordinary shares, and 69,370,965 Class B ordinary shares) outstanding as of December 31, 2024 respectively. (Note 18)	286	286	39
Treasury stock, at cost (5,688,057 and 57,993,572 shares held as of December 31, 2023 and 2024, respectively)	(72,939)	(81,523)	(11,169)
Additional paid-in capital	1,891,045	1,890,443	258,990
Accumulated losses	(1,450,925)	(1,344,794)	(184,236)
Statutory reserves	2,027	2,027	278
Accumulated other comprehensive income	47,407	54,031	7,402
Total Jianpu’s shareholders’ equity	416,901	520,470	71,304
Noncontrolling interests	529	274	38
Total shareholders’ equity	417,430	520,744	71,342
Total liabilities and shareholders’ equity	931,801	1,005,624	137,771

The accompanying notes are an integral part of these consolidated financial statements.

JIANPU TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				Note 2(f)
Revenues:
Recommendation services (including revenues from related parties of RMB903, RMB1,134 and RMB4,916 for the years ended December 31, 2022, 2023 and 2024, respectively)	731,742	744,427	698,056	95,633
Digital intelligence as a service[1] (including revenues from related parties of RMB4,803, RMB2,136 and RMB263 for the years ended December 31, 2022, 2023 and 2024, respectively)	96,917	86,108	85,039	11,650
Marketing and other services	161,016	238,878	222,976	30,548
Total revenues	989,675	1,069,413	1,006,071	137,831
Costs and expenses:
Cost of promotion and acquisition (including cost from related parties of RMB207, RMB368 and RMB4,903 for the years ended December 31, 2022, 2023 and 2024, respectively)	(693,272)	(729,120)	(573,146)	(78,521)
Cost of operation (including cost from related parties of RMB386, RMB1,069 and RMB549 for the years ended December 31, 2022, 2023 and 2024, respectively)	(83,995)	(66,874)	(64,911)	(8,893)
Total cost of services	(777,267)	(795,994)	(638,057)	(87,414)
Sales and marketing expenses	(134,308)	(131,709)	(149,008)	(20,414)
Research and development expenses (including expenses from related parties of RMB871, RMB548 and RMB225 for the years ended December 31, 2022, 2023 and 2024, respectively)	(113,965)	(94,717)	(77,938)	(10,677)
General and administrative expenses	(102,831)	(99,518)	(90,391)	(12,384)
Impairment of goodwill and intangible assets acquired from business combination	(13,327)	—	—	—
(Loss) / income from operations	(152,023)	(52,525)	50,677	6,942
Net interest (expenses) /income	(3,724)	6,853	9,985	1,368
Others, net	20,578	18,598	45,454	6,227
(Loss) /income before income tax	(135,169)	(27,074)	106,116	14,537
Income tax benefits/(expense)	918	28	(218)	(30)
Net (loss)/income	(134,251)	(27,046)	105,898	14,507
Less: net loss attributable to noncontrolling interests	(9,944)	(274)	(233)	(32)
Net (loss)/income attributable to Jianpu Technology Inc.	(124,307)	(26,772)	106,131	14,539
Accretion of mezzanine equity	(7,353)	—	—	—
Net (loss)/income attributable to Jianpu’s shareholders	(131,660)	(26,772)	106,131	14,539
Other comprehensive income
Foreign currency translation adjustments	53,349	9,448	6,602	904
Total other comprehensive income	53,349	9,448	6,602	904
Total comprehensive (loss)/income	(80,902)	(17,598)	112,500	15,411
Less: total comprehensive loss attributable to noncontrolling interests	(9,955)	(292)	(255)	(35)
Total comprehensive (loss)/income attributable to Jianpu Technology Inc.	(70,947)	(17,306)	112,755	15,446
Accretion of mezzanine equity	(7,353)	—	—	—
Total comprehensive (loss)/income attributable to Jianpu’s shareholders	(78,300)	(17,306)	112,755	15,446
Net (loss)/income per share attributable to Jianpu’s shareholders
Basic	(0.31)	(0.06)	0.27	0.04
Diluted	(0.31)	(0.06)	0.26	0.04
Net (loss)/income per ADS attributable to Jianpu’s shareholders
Basic	(6.21)	(1.26)	5.31	0.73
Diluted	(6.21)	(1.26)	5.18	0.71
Weighted average number of shares
Basic	424,031,623	424,612,125	399,454,434	399,454,434
Diluted	424,031,623	424,612,125	410,098,257	410,098,257

1  Starting from the first half of 2024, the Company updated the description of its revenue stream “big data and system-based risk management services” to “digital intelligence as a service” to provide more relevant and clear information. It also updated the revenue description in comparative periods to conform to the current classification.

The accompanying notes are an integral part of these consolidated financial statements.

JIANPU TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

							Accumulated other			Total
	Ordinary shares		Treasury stock		Additional paid	Statutory	comprehensive	Accumulated	Noncontrolling	shareholders’
	Shares	Amount	Shares	Amount	in capital	reserves	income/(loss)	losses	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2022	430,463,797	286	(6,786,317)	(88,130)	1,902,587	2,027	(15,419)	(1,299,846)	19,258	520,763
Share-based compensation (Note 17)	—	—	—	—	6,578	—	—	—	—	6,578
Net loss	—	—	—	—	—	—	—	(124,307)	(10,181)	(134,488)
Exercise of share-based awards (Note 17)	—	—	770,500	10,631	(10,488)	—	—	—	—	143
Currency translation adjustment	—	—	—	—	—	—	53,360	—	(11)	53,349
Share-based awards to employees of Non-platform business (Note 17)	—	—	—	—	17	—	—	—	—	17
Deemed dividends to shareholders in connection with the share-based awards to employees of Non-platform business (Note 17)	—	—	—	—	(17)	—	—	—	—	(17)
Accretion of mezzanine equity	—	—	—	—	(7,353)	—	—	—	—	(7,353)
Share-based compensation settled by subsidiaries’ shares	—	—	—	—	(58)	—	—	—	58	—
Deconsolidation of a subsidiary	—	—	—	—	—	—	—	—	(3,244)	(3,244)
Redeemable non-controlling interest shareholder exercise of put option	—	—	—	—	—	—	—	—	577	577
Balance at December 31, 2022	430,463,797	286	(6,015,817)	(77,499)	1,891,266	2,027	37,941	(1,424,153)	6,457	436,325
Share-based compensation (Note 17)	—	—	—	—	4,306	—	—	—	—	4,306
Net loss	—	—	—	—	—	—	—	(26,772)	(274)	(27,046)
Exercise of share-based awards (Note 17)	—	—	327,760	4,560	(4,527)	—	—	—	—	33
Currency translation adjustment	—	—	—	—	—	—	9,466	—	(18)	9,448
Share-based awards to employees of Non-platform business (Note 17)	—	—	—	—	28	—	—	—	—	28
Deemed dividends to shareholders in connection with the share-based awards to employees of Non-platform business (Note 17)	—	—	—	—	(28)	—	—	—	—	(28)
Deconsolidation of a subsidiary	—	—	—	—	—	—	—	—	(5,636)	(5,636)
Balance at December 31, 2023	430,463,797	286	(5,688,057)	(72,939)	1,891,045	2,027	47,407	(1,450,925)	529	417,430
Share-based compensation (Note 17)	—	—	—	—	2,067	—	—	—	—	2,067
Net income/(loss)	—	—	—	—	—	—	—	106,131	(233)	105,898
Share repurchase	—	—	(52,498,655)	(11,266)	—	—	—	—	—	(11,266)
Exercise of share-based awards (Note 17)	—	—	193,140	2,682	(2,669)	—	—	—	—	13
Currency translation adjustment	—	—	—	—	—	—	6,624	—	(22)	6,602
Share-based awards to employees of Non-platform business (Note 17)	—	—	—	—	5	—	—	—	—	5
Deemed dividends to shareholders in connection with the share-based awards to employees of Non-platform business (Note 17)	—	—	—	—	(5)	—	—	—	—	(5)
Balance at December 31, 2024	430,463,797	286	(57,993,572)	(81,523)	1,890,443	2,027	54,031	(1,344,794)	274	520,744

The accompanying notes are an integral part of these consolidated financial statements.

JIANPU TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				Note 2(f)
Cash flows from operating activities:
Net (loss)/income	(134,251)	(27,046)	105,898	14,507
Adjustments to reconcile net (loss)/income to net cash used in operating activities:
Depreciation and amortization expenses	4,457	4,416	3,610	495
Share-based compensation expenses	6,578	4,306	2,067	283
Allowance for credit losses	1,976	1,926	913	125
Provision for other assets	2,724	783	5,004	685
Investment income	(23,386)	(14,792)	(48,901)	(6,699)
Investment impairment loss	17,798	—	3,918	537
Impairment of goodwill and intangible assets acquired from business combination	13,327	—	—	—
Foreign exchange gain and loss	(139)	(34)	79	11
Deferred income tax	(918)	(271)	(184)	(25)
Gain on disposal of property and equipment	(173)	(16)	(804)	(110)
Changes in operating assets and liabilities:
Accounts receivable, net	(16,793)	21,668	8,514	1,166
Prepayments and other current assets	3,413	(11,355)	(29,644)	(4,061)
Other non-current assets	4,368	2,350	1,684	231
Accounts payable	(6,293)	9,811	8,717	1,194
Advance from customers	(350)	5,876	6,161	844
Amount due to related parties	(15,736)	(2,911)	2,619	359
Tax payable	(245)	1,111	616	84
Accrued expenses and other current liabilities	(10,722)	9,857	10,128	1,388
Other non-current liabilities	(230)	(1,413)	(637)	(87)
Net cash (used in)/provided by operating activities	(154,595)	4,266	79,758	10,927
Cash flows from investing activities:
Proceeds from maturity of short-term investments	32,101	—	—	—
Purchases of short-term investments	(30,000)	—	—	—
Purchases of intangible assets, property and equipment	(1,806)	(2,057)	(7,188)	(985)
Proceeds from sale of property and equipment and intangible assets	191	1,750	895	123
Cash paid for other non-current assets	—	(2,524)	(48,800)	(6,686)
Cash received from long-term investments	—	—	5,850	801
Maturity of time deposits	—	—	32,426	4,442
Purchase of restricted time deposits	(45,486)	(10,016)	—	—
Maturity of restricted time deposits	—	1,637	20,277	2,778
Cash received from disposal of subsidiaries, net of cash disposed	5,074	11,778	31,367	4,297
Net cash (used in)/ provided by investing activities	(39,926)	568	34,827	4,770
Cash flows from financing activities:
Proceeds from short-term borrowings	253,481	256,012	220,975	30,273
Repayment of short-term borrowings	(181,853)	(273,281)	(254,751)	(34,901)
Proceeds from employees exercising stock options	143	33	13	2
Share repurchase	—	—	(11,266)	(1,543)
Purchase of additional shares held by noncontrolling interests shareholder	(8,702)	—	—	—
Net cash provided by/(used in) financing activities	63,069	(17,236)	(45,029)	(6,169)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	33,265	4,056	1,662	229
Net (decrease)/increase in cash and cash equivalents and restricted cash	(98,187)	(8,346)	71,218	9,757
Cash and cash equivalents and restricted cash at beginning of the year	453,906	355,719	347,373	47,590
Including:
Cash and cash equivalents at beginning of the year	444,933	346,539	344,569	47,206
Restricted cash at beginning of the year	8,973	9,180	2,804	384
Cash and cash equivalents and restricted cash at end of the year	355,719	347,373	418,591	57,347
Including:
Cash and cash equivalents at end of the year	346,539	344,569	418,591	57,347
Restricted cash at end of the year	9,180	2,804	—	—

Supplemental disclosures of cash flow information:
Cash paid for interest expense	(8,337)	(9,518)	(8,319)	(1,140)
Non-cash investing and financing activities:
Deemed dividends to RONG360 in connection with the share-based awards granted to employees of Non-platform business (Note 17)	17	28	5	1
Restricted time deposits transferred to time deposits	—	31,949	—	—

The accompanying notes are an integral part of these consolidated financial statements.

JIANPU TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. Nature of operations and reorganization

(a)	Nature of operations

Jianpu Technology Inc. (“Jianpu” or the “Company”) is a holding company and conducts its business mainly through its subsidiaries and variable interest entities (“VIEs”). Jianpu, its subsidiaries, and VIEs together are referred to as the “Group”. The Group is primarily engaged in the operation of its platform for providing online discovery and recommendation services of financial products. The individual users can have access to financial products through the platform, including loans, credit cards, insurance products and other financial products. The Group recommends financial products to individual users and assists the financial service providers in targeting users with specific characteristics based on the users’ financial needs and profile, as well as the products offerings and risk appetite of the financial service providers (“Recommendation Services”). The Group also provides digital intelligence as a service, which is formerly known as big data and system-based risk management services, to financial service providers and marketing and other services primarily to telecommunication service providers. All these services together as referred to as “Platform Business”. The Group’s principal operations and geographic markets are in the People’s Republic of China (“PRC”).

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

As of December 31, 2024, the Company’s major subsidiaries and consolidated VIEs are as follows:

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

The following financial information of the VIEs were included in the Group’s consolidated financial statements as of December 31, 2023 and 2024, and for the years ended December 31, 2022, 2023 and 2024.

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
			Note 2(f)
Cash and cash equivalents	30,274	47,493	6,507
Accounts receivable, net	52,863	44,392	6,082
Amount due from related party other than the subsidiaries of the Group	30,757	33,210	4,550
Amount due from the subsidiaries of the Group*	6,895	—	—
Prepayments and other current assets	13,235	29,019	3,976
Property and equipment, net	9,345	8,706	1,193
Intangible assets, net	12,633	—	—
Restricted cash and time deposits—non-current	8,804	—	—
Other non-current assets	1,684	1,288	176
Total assets	166,490	164,108	22,484
Accounts payable	22,255	11,121	1,524
Advances from customers	1,598	559	77
Tax payable	7,928	8,006	1,097
Amount due to the subsidiaries of the Group*	127,892	185,619	25,430
Accrued expenses and other current liabilities	8,224	5,296	726
Deferred tax liabilities	3,196	—	—
Other non-current liabilities	132	—	—
Total liabilities	171,225	210,601	28,854

*The balances are eliminated through the consolidation in the preparation of the Group’s consolidated financial statements.

	For the Year Ended
	December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				Note 2(f)
Revenues:
Third-party revenues	182,582	240,099	167,614	22,963
Inter-company revenues*	262,936	224,919	83,182	11,396
Total revenues	445,518	465,018	250,796	34,359
Third-party costs and expenses	(448,782)	(422,502)	(294,595)	(40,359)
Inter-company costs and expenses*	(28,278)	(33,190)	(29,500)	(4,041)
Total costs and expenses	(477,060)	(455,692)	(324,095)	(44,400)
Others	5,172	204	31,919	4,373
(Loss)/ Income before income tax	(26,370)	9,530	(41,380)	(5,668)
Income tax benefits/(expenses)	286	232	(321)	(44)
Net (loss) / income	(26,084)	9,762	(41,701)	(5,712)

*The transactions are eliminated through the consolidation in the preparation of the Group’s consolidated financial statements.

	For the Year Ended
	December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				Note 2(f)
Cash flows from operating activities
Net cash used in transactions with third-party	(425,389)	(313,965)	(144,504)	(19,797)
Net cash provided by transactions with inter-company	442,965	314,502	128,053	17,543
Net cash provided by/(used in) operating activities	17,576	537	(16,451)	(2,254)
Cash flows from investing activities
Net cash provided bytransactions with third-party	—	—	114	16
Purchase of restricted time deposits	—	(1,000)	—	—
Cash outflow from deconsolidation of subsidiaries, net of cash disposed	(474)	—	30,752	4,213
Net cash (used in)/provided by investing activities	(474)	(1,000)	30,866	4,229
Cash flows from financing activities
Net cash provided by transactions with inter-company	—	—	—	—
Net cash provided by financing activities	—	—	—	—
Net increase/(decrease) in cash and cash equivalents and restricted cash	17,102	(463)	14,415	1,975
Cash and cash equivalents and restricted cash at beginning of the year	16,439	33,541	33,078	4,532
Cash and cash equivalents at end of the year	33,541	33,078	47,493	6,507

2. Summary of significant accounting policies

(a)	Basis of presentation

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

For the Company’s consolidated subsidiaries, noncontrolling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Noncontrolling interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the Group’s consolidated statements of comprehensive income/(loss) to distinguish the interests from that of the Group.

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

The balance of redeemable noncontrolling interest as of December 31, 2023 and 2024 were nil and nil, respectively, and the accretion of the mezzanine equity recognized for the years ended December 31, 2022, 2023 and 2024 were RMB (7,353), nil and nil, respectively.

(d)	Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reporting period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s financial statements include, but are not limited to, valuation and recognition of share-based compensation expenses, assessment of impairment of long-lived assets, allowance for credit losses (for details please refer to Note 2(i)). Actual results could differ from those estimates.

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

Transactions denominated in foreign currencies other than functional currency are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies other than functional currency are remeasured into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains or losses arising from foreign currency transactions are recorded in the consolidated statements of comprehensive income/(loss).

The financial statements of the Group’s non-PRC entities are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulting foreign currency translation adjustments are recorded in other comprehensive income/(loss) in the consolidated statements of comprehensive income/(loss), and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive income/(loss) in the consolidated statements of changes in shareholders’ equity. Total foreign currency translation adjustments included in the Group’s other comprehensive income were RMB53,349, RMB9,448 and RMB6,602 for the years ended December 31, 2022, 2023 and 2024 respectively.

(f)	Convenience translation

Translations of the consolidated balance sheets, consolidated statements of comprehensive income/(loss) and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 7.2993, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.

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

Accounts receivable and other receivables recorded in prepayments and other current assets (collectively defined as “Receivables”) are stated at the historical carrying amount net of write-offs and allowance for credit losses. The Group measures the credit losses for financial assets measured at amortized cost with an expected loss methodology under the Accounting Standards Update (“ASU”) 2016-13, “Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”). The Group’s receivables are within the scope of ASC Topic 326. To estimate expected credit losses, the Group considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Group’s customer collection trends. The Group has identified the relevant credit risk characteristics of its customers and the related receivables and other receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics.

Receivables with similar credit risk characteristics have been grouped into pools. For each pool, the Group determines an expected loss rate based on historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions. This is assessed at each quarter based on the Group’s specific facts and circumstances. In the first half of 2024, the Group began to assess the expected loss rate based on historical average migrated rate, as the Group has sufficient historical information. This change in accounting estimate was effective January 1, 2024 and is accounted for prospectively in the Company’s consolidated financial statements. The change in the period of benefit did not have a material impact to the Company’s consolidated financial statements.

(j)	Long-term investments

The Group measures long-term equity investments other than equity method investments at fair value through earnings along with Accounting Standards Update (“ASU”) 2016-01. For the investments without readily determinable fair values, the Group elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable pricequ changes (“measurement alternative”). Under this measurement alternative, changes in the carrying value of the equity investment will be required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The Group makes reasonable efforts to identify price changes that are known or that can reasonably be known.

The Group assesses these investments for impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the companies, and other company-specific information. The Group uses a combination of valuation methodologies in determination of the fair value, including market and income approaches based on the Group’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing, future cash flow forecasts, liquidity factors and selection of the comparable companies. The fair value determination, particularly for investments in privately-held companies whose revenue model is still unclear, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments. If this assessment indicates that an impairment exists, the Group will estimate the fair value of the investment and, if the fair value is less than carrying value, the Group will write down the asset to its fair value and take the corresponding charge to the consolidated statements of comprehensive income/(loss). The Group recognized impairment loss of long-term investment amounted RMB14,751, nil and nil (for details please refer to Note 11) for the years of 2022, 2023 and 2024, respectively.

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

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extend the useful lives of property and equipment is capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the assets and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive income/(loss).

(l)	Intangible assets, net

Intangible assets acquired through business combinations are recognized as assets separated from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets purchased are recognized and measured at fair value upon acquisition.

Intangible assets with finite lives are carried at cost less accumulated amortization and impairment, if any. Amortization of all intangible assets with finite lives is calculated using straight-line method over estimated useful lives of the assets as follows:

Estimated useful life
Customer relationship	3~5.5 years
Software	3 years
Brand	8~10 years
License	15 years

The Group accounts for all digital assets held as crypto assets, a subset of indefinite-lived intangible assets in accordance with ASC 350-60, Intangibles - Goodwill and Other - Crypto Assets. The Group has ownership of and control over the digital assets and uses third-party custodial services to secure it. The digital assets are initially recorded at cost and are tested annually for impairment. The Group performs an analysis to identify whether events or changes in circumstances, principally decreases in the quoted prices on the active exchange, indicate that it is more likely than not that any of the assets are impaired. In determining if an impairment has occurred, the Group considers the lowest price of digital assets quoted on the active exchange at any time since acquiring the specific digital assets held by the Group. If the carrying value of a digital asset exceeds that lowest price, an impairment loss has occurred with respect to that digital asset in the amount equal to the difference between its carrying value and such lowest price. The impaired digital assets are written down to their fair value at the time of impairment and this new cost basis will not be adjusted upward for any subsequent increase in fair value. Gains are not recorded until realized upon sale, at which point they are presented net of any impairment losses in the Company’s consolidated statements of comprehensive income/(loss). In determining the gain to be recognized upon sale, the Group calculates the difference between the sales price and carrying value of the specific crypto assets sold immediately prior to sale.

(m)	Goodwill

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

RMB10,236, nil and nil of impairment loss of goodwill were recognized for the years ended December 31, 2022, 2023 and 2024, respectively (for details please refer to Note 10).

(n)	Impairment of long-lived assets other than goodwill

The Group evaluates its long-lived assets other than goodwill for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing carrying amount of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the long-lived assets over their fair value. Refer to Note 8 - Intangible assets, net for further information.

(o)	Fair value measurement

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

Fair value measurements on a recurring basis

As of December 31, 2023 and 2024, there was no financial instrument measured at fair value on a recurring basis.

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

(p)	Revenue recognition

The Group generates revenues from recommendation services, digital intelligence as a service and marketing and other services.

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

The Group accounts for discounts and return allowances as variable consideration. The Company considers the constraint on variable consideration and only recognize revenue to the extent that it is probable that a significant reversal will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Customers for recommendation services are entitled to apply for returns for invalid recommendations within a specified period after the recommendation is delivered under a limited circumstances, i.e., the applicant’s phone number cannot be connected, or the applicant is in the blacklist maintained by the financial service providers, etc. Return allowances are estimated based on historical experiences of returns granted to customers, which is not significant for the years ended December 31, 2022, 2023 and 2024, respectively.

Timing of revenue recognition may differ from the timing of payment from customers. The Group does not have material contract assets as it generally has the unconditional right to payment as revenue is recognized or the timing difference is immaterial. Accounts receivable represent amounts that the Group has satisfied the performance obligation and have the unconditional right to payment. Unearned revenue consists of payments received related to unsatisfied performance obligations at the end of the period, included in “Advances from customers” in the Group’s consolidated balance sheets. Due to the generally short-term duration of the Group’s contracts, the majority of the performance obligations are satisfied in one year. The amount of revenue recognized that was included in the receipts in advances from customers balance at the beginning of the year was RMB12.7 million and RMB9.9 million for the years ended December 31, 2023 and 2024.

Recommendation services:

The Group provides Recommendation Services for both loan products and credit card products offered by financial institutions on its platform. For loan products, the Group helps financial service providers or their loan sales representatives identify qualified individual users or borrowers. The Group considers financial service providers, including various types of licensed financial institutions and emerging technology-enabled financial service providers, or their loan sales representatives as its customers. Service fees for loan recommendation services are primarily based on the number of qualified user applications. The price for each recommendation is either a fixed price as agreed in the service contract, preset in the bidding systems by the customers, or an amount based on a pre-agreed percentage of the loan principal amount underwritten by the financial service providers. Revenue from loan recommendation services is recognized when all revenue recognition criteria are satisfied, generally when the user application is delivered to the customers or when the customers confirm the underwritten loan principal amount. After users or borrowers submit applications for the recommended products, the Group does not have any further obligations. Revenue from recommendation service of loan was RMB258.1 million, RMB343.8 million and RMB564.0 million for the years ended Dcecmber 31, 2022, 2023 and 2024, respectively.

Regarding credit card products, the Group assists users in selecting and applying for credit cards, and charges service fees to the credit card issuers or their agents based on the number of completed applications, issuances, or first usages of the credit cards (collectively referred to as “cost-per-success”). Revenue from credit card recommendation services is recognized when all revenue recognition criteria are met, typically upon customer confirmation of the number of card applications, issuances, or first usages. Revenue from recommendation service of credit card was RMB473.7 million, RMB400.6 million and RMB134.0 million for the years ended Dcecmber 31, 2022, 2023 and 2024, respectively.

Digital intelligence as a service

The Group provides digital intelligence as a service designed to aid financial service providers in enhancing their customer acquisition strategies, conducting comprehensive credit assessments, detecting and preventing fraud, and improving operational efficiency. Among these services, a specific business model involves collaboration with licensed credit reporting agencies to provide data-based risk management services. The Group considers whether it should report revenues on a gross or net basis by assessing all indicators set forth in ASC 606, and determine if the Group is acting as principal or agent. For arrangements where the Group controls the service before it is transferred to the customer as a principal, revenue is recorded on a gross basis. Otherwise, the revenue is recorded on a net basis.

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

Marketing and other services

Revenues of marketing and other services primarily consist of revenues from insurance brokerage service and other marketing services. Insurance brokerage revenue is commissions earned from insurance brokerage services, determined based on a percentage of premiums paid by the insureds. Insurance brokerage services revenue is recognized when the signed insurance policy is in place and the premium is collectable from the insured since the Group has fulfilled its performance obligation to sell an insurance policy on behalf of the insurance company. The brokerage commission, which is paid by the insurance company, is based on the terms specified in the service contracts with the insurance companies. In 2024, the Group entered into a share transfer agreement with a third-party buyer to dispose the insurance brokerage services in mainland China.

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

(q)	Cost of promotion and acquisition

Cost of promotion and acquisition consists primarily of expenditures relating to traffic acquisition, rewards to business partners for promotion in social network and social media platform, and marketing costs related to marketing and other services including commissions paid to individual insurance brokers.

(r)	Cost of operation

Cost of operation consists primarily of costs associated with maintenance of the platform including data acquisition costs, bandwidth and server hosting costs, call center outsourcing costs, depreciation, payroll and other related costs of operations.

(s)	Sales and marketing expenses

Sales and marketing expenses consist primarily of marketing expenses relating to marketing activities, payroll costs and related expenses for employees involved in sales and marketing activities, and client service-related expenses.

Advertising costs are expensed as incurred. Total amount of advertising expenditures recognized in sales and marketing expenses were RMB2,643, RMB1,035 and RMB1,218 for the years ended December 31, 2022, 2023 and 2024, respectively.

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

Current income taxes are provided in accordance with the regulations of the relevant tax jurisdictions. The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax basis of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. The Group records a valuation allowance to reduce the amount of deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive income/(loss) in the period of change.

To assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. As of December 31, 2023 and 2024, the Group did not have any significant unrecognized uncertain tax positions. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

(x)	Leases

According to ASC 842, the Group determines if an arrangement is or contains a lease at inception. The determination of whether an arrangement is a lease or contains a lease is made at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. The Group has operating leases primarily for office space. The Group elects to apply the short-term lease measurement and recognition exemption for contracts with lease terms of 12 months or less therefore the short-term leases are not recorded on the Group’s consolidated balance sheet. Right-of-use assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. The Group considers only payments that are fixed and determinable at the time of lease commencement.

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

(y)	Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Comprehensive income/(loss) for the periods presented includes net income/(loss) and foreign currency translation adjustments.

(z)	Segment reporting

Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as its Chief Executive Officer, who reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The Group’s long-lived assets are substantially all located in the PRC and substantially all of the Group’s revenues are derived from the PRC. Therefore, no geographical segments are presented. For the years ended December 31, 2022, 2023 and 2024, the reportable segment revenue, segment profit or loss and significant segment expenses are the same as consolidated comprehensive income/(loss) statement.

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM, or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is Mr. Daqing Ye, the Chairman of the Board of Directors and CEO.

The Group’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but not limited to, customer base, homogeneity of products and technology. The Group’s operating segment is based on such organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results. The Group has internal reporting of revenue, cost and expenses by nature as a whole. Hence, the Group has only one operating segment.

The accounting policies of the single segment are the same as described in the significant accounting policies. The CODM assesses performance for the single segment and decides how to allocate resources based on net income/(loss) that also is reported on the consolidated statements of comprehensive income/(loss) as consolidated net income/(loss). The measure of the single segment assets is reported on the consolidated balance sheets as total consolidated assets.

The CODM reviews revenues and expenses at the consolidated level as disclosed in the Group’s consolidated statements of comprehensive income/(loss) and uses net income/(loss) to evaluate return on assets and to monitor budget versus actual results and in competitive analysis by benchmarking to the Group’s competitors. The competitive analysis and the monitoring of budgeted versus actual results are used in assessing the segment’s performance and in establishing management’s compensation.

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

For the years ended December 31, 2022, 2023 and 2024, profit appropriation to statutory surplus fund for the Group’s entities incorporated in the PRC were nil, nil and nil respectively. No appropriation to other reserve funds was made for any of the periods presented.

3. Recent accounting pronouncements

Impact of Recently Issued Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting—Improvements to Reportable Segment Disclosures. The amendments in this Update improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in this Update retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Group’s adoption of this standard did not have a material impact on its consolidated financial statements.

Impact of Recently Issued Accounting Pronouncements Not Yet Effective

In December 2023, the FASB issued Accounting Standards Update No. 2023-08, Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”). ASU 2023-08 requires in-scope crypto assets (including the Group’s digital assets holdings) to be measured at fair value in the statement of financial position, with gains and losses from changes in the fair value of such crypto assets recognized in net income/(loss) each reporting period. ASU 2023-08 also requires certain interim and annual disclosures for crypto assets within the scope of the standard. The Company will adopt this guidance effective January 1, 2025 on a prospective basis, with a cumulative-effect adjustment to the opening balance of retained earnings. Prior periods will not be restated. The Company is in the process of implementing changes to internal controls over financial reporting to allow the Company to timely compile the information needed to account for crypto assets under this new guidance.The Group estimates the adoption of ASU 2023-08 will increase its 2025 beginning retained earnings balance by approximately US$3.9 million.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which applies to all entities subject to income taxes. ASU 2023-09 requires dis-aggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. For public business entities, ASU 2023-09 will be effective for annual periods beginning after December 15, 2024. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. The Group does not expect to adopt ASU 2023-09 early and is currently evaluating the impact of these accounting standard updates on its consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement(Topic 220)- Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40). ASU No. 2024-03 requires publicly-traded business entities to disclose specified information about the components of certain costs and expenses that are currently disclosed in the financial statements. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group does not expect to adopt ASU No. 2024-03 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

4. Concentration and risks

(a)	Concentration of customers and suppliers

There were one, one and nil customers accounted for more than 10% of the Group’s total revenues for the years ended December 31, 2022, 2023 and 2024, respectively.

	For the Year
	Ended
	December 31,
Revenues	2022	2023	2024
Customer A	*	11%	*
Customer B	11%	*	*

There were one and nil customer accounted for more than 10% of the Group’s accounts receivable, net as of December 31, 2023 and 2024, respectively.

	As of
	December 31,
Accounts receivable, net	2023	2024
Customer D	11%	*

There was no single suppliers, e.g. advertising agencies, which individually accounted for more than 10% of the Group’s total costs and expenses for the years ended December 31, 2022, 2023 and 2024, respectively.

There were one and one supplier accounted for more than 10% of the Group’s accounts payable as of December 31, 2023 and 2024, respectively as follows:

	As of
	December 31,
Accounts payable	2023	2024
Supplier I	14%	14%

*The percentage was below 10% for the period.

(b)	Credit risk

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

5. Restricted cash and time deposits

	As of
	December 31,
	2023	2024
	RMB	RMB
Current:
Restricted time deposits	278,359	251,023
Total	278,359	251,023

Non-current:
Restricted cash	2,804	—
Restricted time deposits	32,042	26,395
Total	34,846	26,395

Short-term restricted time deposits in the bank, amounted to RMB278.4 million and RMB251.0 million as of December 31, 2023 and 2024, respectively, are to secure the line of credit for short-term bank borrowings (see Note 14).

Other restricted cash and time deposits mainly consist of a US$3.4 million and US$3.6 million (RMB26.4 million) deposit as collateral at its ADR depositary bank as of December 31, 2023 and 2024, respectively, and deposits in custodian accounts for insurance brokerage business and other business requirements are classified as non-current assets based on their respective maturity as of December 31, 2023.

6. Accounts receivable, net

Accounts receivable, net consists of the following:

	As of
	December 31,
	2023	2024
	RMB	RMB
Accounts receivable	196,150	178,274
Less: allowance for credit losses	(34,329)	(35,242)
Accounts receivable, net	161,821	143,032

The movements in the allowance for credit losses are as follows:

	For the Year
	Ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at beginning of the year	(31,606)	(32,866)	(34,329)
Additions	(4,019)	(1,882)	(2,918)
Reversals	1,776	377	1,932
Write offs	983	42	73
Balance at end of the year	(32,866)	(34,329)	(35,242)

Allowance for credit losses consists of specific provision carried forward from 2019 of RMB23.1 million and RMB23.1 million as of December 31, 2023 and 2024, respectively.

7. Prepayments and other current assets

Prepayments and other current assets consist of the following:

	As of
	December 31,
	2023	2024
	RMB	RMB
Prepaid advertising expenses, rentals and others	22,152	33,659
Deposits	4,683	13,585
Staff advances	1,762	1,654
Deductible VAT input	6,289	13,398
Interest receivable	5,323	4,274
Total	40,209	66,570

8. Intangible assets, net

Intangible assets consists of the following:

		As of December 31, 2024
	Weighted-
	average	Gross			Net
	amortization	carrying	Accumulated	Impairment	carrying
	period	amount	amortization	amount	amount
	Year	RMB	RMB	RMB	RMB
Customer relationship	3-5.5	1,377	(605)	(772)	—
Software	3	3,765	(3,657)	—	108
Brand	8-10	2,327	(1,471)	—	856
License	15	1,389	(462)	—	927
Crypto assets	—	20,699	—	(5,193)	15,506
Total		29,557	(6,195)	(5,965)	17,397

		As of December 31, 2023
	Weighted-
	average	Gross			Net
	amortization	carrying	Accumulated	Impairment	carrying
	period	amount	amortization	amount	amount
	Year	RMB	RMB	RMB	RMB
Customer relationship	3-5.5	1,347	(592)	(755)	—
Software	3	3,867	(3,544)	—	323
Brand	8-10	2,278	(1,015)	—	1,263
License	15	22,359	(5,191)	(3,600)	13,568
Crypto assets	—	4,838	—	(2,830)	2,008
Total		34,689	(10,342)	(7,185)	17,162

Amortization expenses were RMB2,657, RMB1,389 and RMB1,064 for the years ended December 31, 2022, 2023 and 2024, respectively.

The impairment loss of intangible assets were RMB5,377, nil and RMB3,918 for the years ended December 31, 2022, 2023 and 2024, respectively.

As of December 31, 2024, expected amortization expense relating to the existing intangible assets for each of the next five years and thereafter is as follows:

Amount
RMB
2025	504
2026	391
2027	292
2028	95
2029	95
Thereafter	514
1,891

9. Property and equipment, net

Property and equipment, net consists of the following:

	As of
	December 31,
	2023	2024
	RMB	RMB
Office furniture and equipment	1,792	1,438
Computer equipment	6,833	6,012
Servers and network equipment	31,704	22,567
Leasehold improvements	11,087	10,849
Building	12,512	12,512
Total	63,928	53,378
Accumulated depreciation	(52,181)	(43,944)
Property and equipment, net	11,747	9,434

There were no impairment loss of property and equipment incurred for the years ended December 31, 2022, 2023 and 2024, respectively.

Depreciation expenses were RMB1,800, RMB3,027 and RMB2,546 for the years ended December 31, 2022, 2023 and 2024, respectively.

10. Goodwill

The changes in the carrying amount of goodwill were as follows:

Amount
RMB
Balance as of December 31, 2021	10,236
Impairment related to Newsky Wisdom in 2022	(10,236)
Balance as of December 31, 2022, 2023 and 2024,respectively	—

In April 2020, the Group completed the acquisition of 50.5% of equity interests in Newsky Wisdom Treasure (Beijing) Co. Ltd.(“Newsky Wisdom”), a PRC registered company engaged in system-based solutions in the PRC and operated independently from other businesses of the Group. In 2022, the financial performance of Newsky Wisdom was significantly below the forecasts at acquisition as their business development were delayed due to impact of COVID-19. As such, the Group performed quantitative impairment test for this reporting unit and recorded full impairment totaling RMB10,236 for goodwill of Newsky Wisdom in the year ended December 31, 2022, and recorded in impairment of goodwill and intangible assets acquired from business combination in the consolidated statements of comprehensive income/(loss) for the year ended December 31, 2022.

In May 2023, the Group entered into a share transfer agreement with the founder and minority shareholder of Newsky Wisdom. According to the share transfer agreement, the Group transferred 35.5% shares to the founder of Newsky Wisdom with a cash consideration of RMB9.0 million and consequently became a minority shareholder of Newsky Wisdom, and the Group no longer has control over Newsky Wisdom. In August 2023, the Group entered into a share transfer agreement with a third-party buyer to sell its remaining 15% equity interests in Newsky Wisdom with a cash consideration of RMB9.0 million. These share transfer transactions were completed within 2023. All of the considerations were received by the Group and the related investment gain of RMB12.6 million in total was recognized in others, net in the consolidated statements of comprehensive income/(loss) for the year ended December 31, 2023.

11. Long-term investments

	As of
	December 31,
	2023	2024
	RMB	RMB
Invenments accounted for under equity method	6,438	9,742
Invenments measured at alternative method	1,493	48,526
Total	7,931	58,268

The long-term investments were included in “Other non-curent assets” as presented on the Group’s consolidated balance sheets.

As of December 31, 2023 and 2024, the Group’s long-term investments consist of investments accounted for under equity method and investments measured at alternative method as below.

In 2018, the Group invested in preferred shares of Firestorm Holdings Limited (“Firestorm”) with a consideration of cash in US$2,137. Firestorm operates an open platform in Indonesia for discovery and recommendation of financial products. In 2022, the financial performance of Firestorm significantly deteriorated, which was mainly attributable to the COVID-19 impact. As such, the Group performed quantitative impairment test for this long-term investment and recognized a whole impairment of Firestorm for US$2,137 (RMB14,751). In January 2024, the Company, together with all other shareholders of Firestorm, entered into an investment termination agreement with Firestorm, according to which the Company’s investment into Firestorm was terminated and Firestorm would pay the Company US$0.8 million as compensation for such termination. The compensation was fully paid to the Company in January 2024. The investment had been fully impaired by the Company in the year 2022, and therefore, the termination led to an investment gain of US$0.8 million in 2024.

In 2021, the Group invested in preferred shares of Infinlinx Technology Limited (“Infinlinx”) with a consideration in cash of RMB5,000. Infinlinx is a customer service provider in Indonesia. The Group applies the equity method of accounting to account for this equity investment. The Group recognized an investment gain from equity pick up of RMB190, RMB217 and RMB233 in this investment for the years ended December 31, 2022, 2023 and 2024, respectively, and the balance of the investment was RMB5,407 and RMB5,640 as of December 31, 2023 and 2024, respectively.

In 2024, the Group invested in preferred shares of Powerup Technology Inc., (“Powerup”) with a consideration in cash of US$1.0 million (RMB7.2 million). PowerUp, which is a holding company incorporated in US, operates a neobank in Mexico known as Stori. The Group recognized and measured the investment using an alternative cost-based method in accordance with ASC 321.

In 2024, the Group entered into several limited partnership agreements issued and managed by dedicated general partners with total cash consideration of US$4.7 million (RMB33.4 million). The purpose of these limited patnerships is to allocate investments into emerging Web3 and AI technology companies that align with the Group’s strategic initiatives. The Group recognized and measured these investments using an alternative cost-based method in accordance with ASC 321.

12. Leases

The Group has operating leases for office buildings, with lease terms from within one year to around three years. There is no finance lease for the Group. A summary related to operating leases is as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Operating lease right-of-use assets, net*	3,053	977
Operating lease liabilities - current*	2,411	543
Operating lease liabilities - non-current*	133	232
Total operating lease liabilities	2,544	775
Weighted average remaining lease term	1.05	1.29
Weighted average discount rate	4.75%	3.10%
*

The right-of-use assets, net, lease liabilities-current and lease liabilities-non-current were included in “Other non-current assets”, “Accrued expenses and other current liabilities” and “Other non-current liabilities” as presented on the Group’s consolidated balance sheets, respectively.

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Operating lease expenses	9,204	3,574	2,310
Short-term lease expenses	4,748	2,719	2,927
Total lease expenses *	13,952	6,293	5,237
Cash paid for amounts included in the measurement of lease liabilities	8,749	3,666	1,908
Right-of-use assets obtained in exchange for new operating lease liabilities	4,225	2,123	895
*	The lease expenses were RMB13,952, RMB6,293 and RMB5,237 for the years ended December 31, 2022, 2023 and 2024, respectively.

A summary of maturity of operating lease liabilities under the Group’s non-cancelable operating leases as of December 31, 2024 is as follows:

Amount
RMB
2025	562
2026	235
Total future minimum payments	797
Less: interest	22
Present value of operating lease liabilities	775

13. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of
	December 31,
	2023	2024
	RMB	RMB
Accrued payroll	37,393	46,248
Deposit related to loan recommendation services*	18,260	24,325
Accrued expenses	11,664	3,490
Operating lease liabilities	2,411	543
Consideration payable of business combination	1,333	—
Payable to employees for proceeds from shares as sold	324	291
Others	18,156	20,971
Total	89,541	95,868
*

Deposits related to loan recommendation services represent the deposits the financial service providers pay to the Group for loan recommendation services, and will be paid back after the financial service providers meet their commitments.

14. Short-term borrowings

In 2021, two PRC subsidiaries obtained a loan facility of credit line of RMB240.0 million with a fixed annual interest rate, issued by East West Bank (China) Limited and secured by short-term time deposits. On June 27, 2022, three PRC subsidiaries reached a supplementary agreement with East West Bank (China) Limited, the term for the loan facility of credit line of RMB300.0 million was extended to August 23, 2026 and secured by short-term time deposits of RMB251.0 million (US$34.4 million) of Jianpu HK. These short-term time deposits were accounted for as restricted time deposits (see Note 5).

As of December 31, 2023 and 2024, the Group utilized part of the credit line, and the balances of short-term borrowings were RMB236.2 million and RMB202.4 million, respectively. All of these borrowings were denominated in RMB and repayable within one year.

15. Others, net

Others, net consist of the following:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Investment income(1)	23,386	14,792	48,901
Investment and other long-lived assets impairment loss(2)	(17,798)	—	(3,918)
Tax benefit for value-added tax	11,956	1,477	794
Others	3,034	2,329	(323)
Total	20,578	18,598	45,454

(1) In 2022, the investment income was mainly attributable to the investment gain of RMB23.1 million from deconsolidation of Databook Tech Ltd (“Databook”). In 2022, Databook, one of the Company’s subsidiaries, made a cash distribution to its shareholders, through which the Company received a portion of the cash distribution. At the same time, Databook also issued additional shares to one minority shareholder and changed the Company’s board seat in Databook to one director. The Company consequently became a minority shareholder of Databook and no longer had control over the Databook.

In 2023, the investment income was mainly attributable to the investment gain of RMB12.6 million from disposal of Newsky Wisdom. For more details, please refer to Note 10.

In July 2024, the Group entered into a share transfer agreement with a third-party buyer to sell its 100% equity interests in Shanghai Anguo Insurance Brokerage Co., Ltd. (“Anguo”) with a cash consideration of RMB40.0 million. This share transfer transactions were completed within 2024. All of the considerations were received by the Group and the related investment gain of RMB30.9 million was recognized in “Others, net” in the consolidated statements of comprehensive income/(loss) for the year ended December 31, 2024.

In 2024, the Group disposed part of investment in crypto assets of Conflux Global (“Conflux”) with an investment gain of RMB10.0 million realized in “Others, net” in the consolidated statements of comprehensive income/(loss).

In January 2024, the Company, together with other shareholders of an investee company, entered into an investment termination agreement with the investee company, according to which the company’s investment into the investee company was terminated and the investee company would pay the Company US$0.8 million (RMB5.9 million) as compensation for such termination. The compensation was fully paid to the Company in January 2024. The investment had been fully impaired by the Company in the year 2022, and therefore, the termination led to an investment gain of US$0.8 million (RMB5.9 million) in January 2024.

(2) In 2022, investment impairment loss mainly consisted of the impairment of long-term investment of RMB14.8 million (Note 11) and impairment of investment in Conflux RMB3.0 million due to market volatility.

In 2024, investment and other long-lived assets impairment loss was mainly attributable to the impairment of investment in Crypto assets of RMB3.9 million due to market volatility.

16. Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Hong Kong income tax rate is two-tiered profits tax regime, under which the tax rate is 8.25% for assessable profits on the first HK dollar 2 million and 16.5% for any assessable profits in excess of HK dollar 2 million. The payments of dividends to their shareholders are not subject to withholding tax in Hong Kong.

Indonesia

The Company’s subsidiaries incorporated in Indonesia are subject to Indonesia Corporate Income Tax (“CIT”) law. A flat corporate income tax rate of 22% generally applies to net taxable income. Small enterprises are entitled to a 50% tax discount of the standard rate, which is imposed proportionally on taxable income on the part of gross turnover up to IDR 4.8 billion.

PRC

In accordance with the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. Preferential tax treatments are granted to certain entities qualified as High and New Technology Enterprises (“HNTEs”). Certain PRC subsidiaries of the Group obtained certificates of HNTEs and therefore are eligible to enjoy a preferential tax rate of 15% for three years, provided that they are qualified as HNTEs during such periods. The management expects that all the criteria to utilize this preferential tax treatment can be satisfied for the relevant annual tax filing during such periods. Accordingly, a preferential tax rate of 15% were applied for these entities, and other subsidiaries and VIEs of the Group in the PRC are subject to a uniform income tax rate of 25% for all periods presented.

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

Composition of income tax (benefits)/expense:

	For the Year
	Ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Current income tax expense	—	243	402
Deferred income tax benefit	(918)	(271)	(184)
Total income tax (benefits)/expense	(918)	(28)	218

Reconciliation of the differences between statutory income tax rate and the effective income tax rate for the years ended December 31, 2022, 2023 and 2024 are as below:

	For the Year
	Ended
	December 31,
	2022	2023	2024
Statutory EIT rate	25.00%	25.00%	25.00%
Tax effect of preferential tax treatment	(10.99)%	(26.63)%	(8.52)%
Tax effect of permanent differences	9.95%	49.97%	(26.28)%
Changes in valuation allowance	(23.28)%	(48.24)%	10.01%
Effective income tax rate	0.68%	0.10%	0.21%

Tax effect of permanent differences mainly comes from non-taxable income due to disposal and disposal loss, research and development cost additional deduction, true-up on NOL, NOL reversed due to deregistration and non-deductible credit losses.

The following table sets forth the effect of preferential tax:

	For the Year
	Ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Tax effect of preferential tax treatment	(14,855)	(7,210)	9,043
Basic net (loss)/income per share effect	(0.04)	(0.02)	0.02
Diluted net (loss)/income per share effect	(0.04)	(0.02)	0.02

Composition of deferred tax assets and liabilities:

Deferred taxes assets and liabilities arising from PRC subsidiaries and VIEs are measured using the enacted tax rates for the periods in which they are expected to be reversed. The Group’s deferred tax assets and liabilities consist of the following components:

	As of December 31,
	2023	2024
	RMB	RMB
Deferred tax assets
Net operating loss carry-forwards	244,205	261,199
Allowances of credit losses	7,649	7,789
Others	8,681	1,475
Total deferred tax assets	260,535	270,463
Less: Valuation allowance	(260,535)	(270,463)
Total deferred tax assets, net	—	—

	As of December 31,
	2023	2024
	RMB	RMB
Deferred tax liabilities
Intangible assets acquired from business combinations	3,405	141
Total deferred tax liabilities	3,405	141

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated losses, existence of taxable temporary differences and reversal periods.

The Group believed that it is more likely than not that the deferred tax assets for certain entities will not be utilized in the future given these entities had incurred net accumulated operating losses for income tax purposes since its inception. Therefore, the valuation allowances for these deferred tax assets were provided. The total valuation allowance provided were RMB260,535 and RMB270,463 as of December 31, 2023 and 2024, respectively.

Movement of valuation allowance:

	For the Year Ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at beginning of the year	229,181	252,481	260,535
Additions	46,643	30,101	36,234
Reversals	(23,343)	(22,047)	(26,306)
Balance at end of the year	252,481	260,535	270,463

According to PRC tax regulations, the PRC enterprise net operating loss can generally carry forward for no longer than five years, and HNTE’s net operating losses can be carried forward for no more than 10 years, starting from the year subsequent to the year in which the loss was incurred. Carryback of losses is not permitted. The Group will re-apply for the HNTE certificate when the prior certificate expires in the foreseeable future. Total net operating losses (NOLs) carryforwards of the Group’s subsidiaries in mainland China is RMB1,430 million as of December 31, 2024. As of December 31, 2024, net operating loss carryforwards from PRC will expire in calendar years 2025 through 2033, if not utilized. The NOLs carryforwards of the Group’s subsidiary in Hong Kong is RMB13 million as of December 31, 2024, which can be carried forward without an expiration date.

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended December 31, 2024, the Company did not incur any interest and penalties related to potential underpaid income tax expenses. As of December 31, 2024, the tax years ended December 31, 2019 through 2023 for the Group’s subsidiaries in the PRC are generally subject to examination by the PRC tax authorities.

17. Share-based compensation expenses

The following table sets forth the share-based compensation expenses included in each of the relevant accounts:

	For the Year
	Ended
	December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Cost of operation	94	23	15	2
Sales and marketing expenses	872	743	391	54
Research and development expenses	1,793	920	447	61
General and administrative expenses	3,819	2,620	1,214	166
Total	6,578	4,306	2,067	283

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

In 2024, the board of directors approved the Amendment No.2 to the Global Share Plan. The Company amended Section 6(e) of the Global Share Plan by changing the term of options from twelve years to eighteen years. Other provisions of the Global Share Plan remained the same.

There was no option granted in 2022, 2023 and 2024. The activities of share options granted under Jianpu’s Global Share Plan in relation to the share-based compensation expenses of the Group for the years ended December 31, 2022, 2023 and 2024 are summarized as below:

		Weighted	Aggregate	Weighted average
		average	intrinsic	remaining
	Number of	exercise prices	Value	contractual
	shares	US$/Share	US$	years
Outstanding as of December 31, 2021	7,460,250	0.24	26	4.52
Forfeited during the year	(420)	0.56	—	—
Exercised during the year	(99,500)	0.05	—	—
Outstanding as of December 31, 2022	7,360,330	0.24	54	3.55
Exercised during the year	(39,500)	0.04	—	—
Outstanding as of December 31, 2023	7,320,830	0.25	22	2.64
Outstanding as of December 31, 2024	7,320,830	0.25	1	9.56

As of December 31, 2024, 7,320,830 share options of the Company were held by the Group’s employees and non-employees under Global Share Plan with the weighted average exercise price of US$0.25 per option and weighted average remaining contractual years of 9.56 years, all of which were exercisable with no share options being expected to be vested. The aggregate intrinsic value of the outstanding options, exercisable options and share options expected to be vested as of December 31, 2024 are US$1, US$1 and nil respectively. There were no unrecognized share-based compensation expenses.

As of December 31, 2024, 1,251,302 share options of the Company were held by the employees of the Group’s related parties for Non-platform business under the Global Share Plan with the weighted average exercise price of US$0.44 per option and weighted average remaining contractual years of 10.64 years, out of which 1,251,302 options were exercisable with the weighted average exercise price of US$0.44 per option and weighted average remaining contractual years of 10.64 years, all of which were exercisable with nil share options being expected to be vested. The aggregate intrinsic value of the outstanding options, exercisable options and share options expected to be vested as of December 31, 2024 are US$0.3, US$0.3 and nil respectively. The share options granted to employees of the Group’s related parties for Non-platform business were accounted for as deemed dividend from the Company to its shareholders, as these employees do not provide services to the Company. The share awards were measured based on the fair value as of the grant date. There were no deemed dividend recognized for the years ended December 31, 2022, 2023 and 2024.

As of December 31, 2024, 17,409,383 share options with underlying shares of Non-platform business were held by the Group’s employees. The vesting of such awards is conditional upon the fulfillment of requisite service conditions to the Company and listing of Non-platform business. The cost relating to such share-based awards succeeded from 2012 Share Plan of RONG360 were recognized by the Company as a shareholder contribution as the award will ultimately be settled by RONG360. The award is accounted for as a financial derivative and initially measured at its fair value in accordance with ASC 815-10-55-46 through 55-48, and the related expense will be recognized over the requisite service period in the consolidated income statements with a corresponding credit to additional paid-in capital. Subsequent changes in the fair value of the award are recorded in the consolidated income statement through the date on which the underlying award are settled. The share-based compensation expenses recognized for the years ended December 31, 2022, 2023 and 2024 in relation to share options with underlying share of Non-platform business granted to the Group employees were RMB706, nil and nil, respectively.

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

The activities of share options granted under Jianpu’s 2017 Share Incentive Plan in relation to the share-based compensation expenses of the Group for the years ended December 31, 2022, 2023 and 2024 are summarized as below:

		Weighted	Aggregate	Weighted average
		average	intrinsic	remaining
	Number of	exercise prices	Value	contractual
	shares	US$/Share	US$	years
Outstanding as of January 1, 2022	25,438,655	0.01	1,056	8.05
Granted during the year	8,320,522	0.01	—	—
Forfeited during the year	(714,450)	0.01	—	—
Exercised during the year	(603,464)	0.01	—	—
Outstanding as of December 31, 2022	32,441,263	0.01	2,255	7.65
Granted during the year	5,970,200	0.01	—	—
Forfeited during the year	(1,175,184)	0.01	—	—
Exercised during the year	(268,320)	0.01	—	—
Outstanding as of December 31, 2023	36,967,959	0.01	1,442	7.06
Granted during the year	5,868,025	0.01	—	—
Forfeited during the year	(784,770)	0.01	—	—
Exercised during the year	(120,760)	0.01	—	—
Outstanding as of December 31, 2024	41,930,454	0.01	210	6.57

The estimated fair value of each option grant is based on the market price of the underlying ordinary share of the Company on the same date.

As of December 31, 2024, 41,930,454 share options of the Company were granted under 2017 Share Incentive Plan with the weighted average exercise price of US$0.01 per option and weighted average remaining contractual years of 6.57 years, out of which 26,627,795 options were exercisable with the weighted average exercise price of US$0.01 per option and weighted average remaining contractual years of 5.39 years. 15,302,659 share options were expected to be vested with the weighted average exercise price of US $0.01 per option and weighted average remaining contractual years of 8.62 years. The aggregate intrinsic value of the outstanding options, exercisable options and share options expected to be vested as of December 31, 2024 are US$210, US$133 and US$77 respectively. For the years ended December 31, 2022, 2023 and 2024, share-based compensation expenses recognized associated with the share options granted by the Company were RMB5,628, RMB4,304 and RMB2,067, respectively. There were RMB1,421 of unrecognized share-based compensation expenses, which are expected to be recognized over a weighted-average period of 2.43 years.

As of December 31, 2024, 947,208 share options of the Company were held by the employees of the Group’s related parties for Non-platform business under the 2017 Share Incentive Plan with the weighted average exercise price of US$0.01 per option and weighted average remaining contractual years of 5.81 years, out of which 728,383 options were exercisable with the weighted average exercise price of US$0.01 per option and weighted average remaining contractual years of 4.92 years. 218,825 share options were expected to be vested with the weighted average exercise price of US $0.01 per option and weighted average remaining contractual years of 8.75 years. The aggregate intrinsic value of the outstanding options, exercisable options and share options expected to be vested as of December 31, 2024 are US$5, US$4 and US$1 respectively. The share options granted to employees of Non-platform business were accounted for as deemed dividend from the Company to its shareholders, as these employees do not provide services to the Company. The share awards were measured based on the fair value as of the grant date. The amount recognized as deemed dividend were RMB17, RMB28 and RMB5 for the years ended December 31, 2022, 2023 and 2024.

18. Ordinary shares

Upon incorporation, the Company had 1,500,000,000 shares authorized, 1 ordinary share issued and outstanding with a par value of US$0.0001 per share. As of December 31, 2024, the Company had 430,463,797 shares issued, including 361,092,832 Class A ordinary shares, and 69,370,965 Class B ordinary shares. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share. Each Class B ordinary share can be converted into one Class A ordinary share at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares. In September 2023, one of the shareholders of the Company converted 27,100,830 Class B Ordinary Shares to Class A Ordinary Shares.

In February 2025, Mr. Daqing (David) Ye, Mr. Caofeng Liu and Mr. Jiayan Lu voluntarily converted all of the Class B ordinary shares beneficially owned by them into Class A ordinary shares. After their conversion and as of April 28, 2025, which is the issuance date of the consolidated financial statements, the Company does not have any outstanding Class B ordinary shares.

19. Share repurchase program

On January 31, 2024, the Board approved the existing share repurchase program, under which the Company is authorized to repurchase up to US$3 million of its American depositary shares (“ADSs”) or Class A ordinary shares over a period of 12 months. Under the extended share repurchase program, the Company may repurchase up to US$3 million of its ADSs or Class A ordinary shares during the 24 months from January 31, 2024. The share repurchases may be made in accordance with applicable laws and regulations through open market transactions, privately negotiated transactions or other legally permissible means as determined by the management.

During the year ended December 31, 2024, the Company had repurchased an aggregate of 593,344 ADSs and 40,631,775 of its Class A ordinary shares for a total cost of approximately US$1.6 million (RMB11.3 million) under the existing share repurchase program, including 284,147 ADSs (representing 5,682,940 Class A ordinary shares) and 40,537,205 Class A ordinary shares repurchased from Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. There are approximately US$1.4 million remaining available under the existing share repurchase program.

20. Income/(Loss) per share

Basic net income/(loss) per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net income/(loss) per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the period. Because the Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights for Class B ordinary shares to be converted into Class A ordinary shares on one-to-one basis, the two classes of ordinary shares have been presented on a combined basis in the consolidated statements of comprehensive income/(loss) and in the computation of net income/(loss) per share.

Basic and diluted net income/(loss) per ordinary share for each of the years are presented as follows:

	For the Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
	(In thousands,	(In thousands,	(In thousands,	(In thousands,
	except	except	except	except
	for share	for share	for share	for share
	and per	and per	and per	and per
	share data)	share data)	share data)	share data)
Numerator:
Net income/(loss) attributable to Jianpu’s shareholders	(131,660)	(26,772)	106,131	14,539
Numerator for basic net income/(loss) per share	(131,660)	(26,772)	106,131	14,539
Numerator for diluted net income/(loss) per share	(131,660)	(26,772)	106,131	14,539
Denominator:
Denominator for basic net income/(loss) per share	424,031,623	424,612,125	399,454,434	399,454,434
Denominator for diluted net income/(loss) per share	424,031,623	424,612,125	410,098,257	410,098,257
Net income/(loss) per ordinary share:
Basic	(0.31)	(0.06)	0.27	0.04
Diluted	(0.31)	(0.06)	0.26	0.04

Diluted net income/(loss) per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the respective year. The potential ordinary shares of restricted shares and share options were excluded from the net diluted income/(loss) per share calculations because to do so would be antidilutive for all the periods presented. The numbers of share options excluded from the calculation of diluted net income/(loss) per share of the Company were 42,337,559, 46,851,006 and 20,834,621 for the years ended December 31, 2022, 2023 and 2024, respectively.

21. Related party transactions

The following sets forth significant related party transactions of the Group during the years presented:

	For the Year Ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Revenues from recommendation services for loans generated from RONG360 (a)	903	1,134	4,916
Revenues from digital intelligence as a service generated from RONG360 (a)	4,803	2,136	263
Administrative expenses charged to RONG360 (b)	6,000	6,000	6,000
Cost of promotion and acquisition charged by RONG360 (c)	(207)	(368)	(4,903)
Research and development expenses charged by RONG360 (d)	(871)	(548)	(225)
Cost of customer service charged by related party A (e)	(386)	(1,069)	(549)

The following sets forth related party outstanding balance:

	As of
	December 31,
	2023	2024
	RMB	RMB
Amount due to RONG360 (f)	(6,907)	(2,851)
Amount due to related party B (g)	(3,537)	(2,715)
Amount due from related party C (h)	—	2,206
Amount due from/(to) other related parties (i)	(24)	159
(a)	RONG360’s business comprised the Platform Business segment and Non-platform Business segment prior to the Reorganization, thus transactions between the Group’s Predecessor Operation, i.e. the Platform Business, and Non-platform business segment of RONG360 are accounted for as related party transactions. After the Share Distribution, RONG360 is still considered as a related party of the Group due to the existence of some same major shareholders of RONG360 and the Company. The Group provided loan recommendation services and digital intelligence as a service to the Non-platform Business segment of RONG360 and the related service fees were charged at a standard fee rate same as that charged to third party customers.
(b)	Following the Reorganization, the administrative expenses allocated to RONG360 consist of various expenses attributable to the Non-platform business segment of RONG360, including expenses related to operational, administrative, human resources, legal, accounting and internal control support pursuant to the transitional services arrangement (see Note 1(b)).
(c)	RONG360 charged the Group cost of promotion and acquisition for providing promotion and acquisition services to the Group for the year ended December 31, 2022, 2023 and 2024.
(d)	RONG360 charged the Group research and development expenses for providing research and development services to the Group for the year ended December 31, 2022, 2023 and 2024.
(e)	In 2021, the Group invested in and owned 35% of the preference shares of related party A. Related party A charged the Group customer services delivered for the years ended December 31, 2022, 2023 and 2024.
(f)	The decrease of balance reflected the aforementioned related party transactions and related settlements and prepayment between RONG360 and the Group.
(g)	The Group obtained contractual control of KTN from related party B (a company owned by two founders of the Company before September 2020, and controlled by a founder of the Company afterwards) in October 2018. The balance primarily represented the unpaid consideration. The balance as of December 31, 2023 decreased because the Group settled a part of payable to related party B.
(h)	In 2024, the Group disposed of its 70% equity interest in entity C (previously consolidated as a subsidiary under the VIE structure), retaining a 30% equity interest. Following the transaction, entity C ceased to be a subsidiary and was referred to as “Related Party C” of the Company. The balance represented the amount due from related party C.
(i)	The balance represented the net amount resulting from the amount of due to related party A and amount due from other related parties.

22. Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB52,903, RMB44,582 and RMB40,549 for the years ended December 31, 2022, 2023 and 2024, respectively.

23.Commitments and contingencies

Short-term lease commitments

The Group has leased office premises under non-cancellable short-term operating lease agreements. Future aggregate minimum lease payments under non-cancellable short-term operating lease agreements are as follows:

As of
December 31,
2024
RMB
Within one year	1,632
Total	1,632

Capital and other commitments

In 2024, the Group entered into several limited partnership agreements issued and managed by dedicated general partners. The purpose of these limited partnerships is to allocate investments into emerging Web3 and AI technology companies that align with the Group’s strategic initiatives. According to these LPAs, we had commitments to contribute an additional US$1.7 million (RMB12.2 million) in total in response to future capital calls issued by the general partners as of December 31, 2024.

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

24. Subsequent event

On April 16, 2025, the Board approved the Company to distribute a special cash dividend of US$40 million (RMB292.0 million) to the holders of its common shares and ADSs.

On April 16, 2025, the Board approved the Company’s phased wind-down of its credit card recommendation services and other non-core business activities (the “Business Adjustment”). The Directors considered the merits of the proposed business adjustments and determined that such changes align with the Company’s long-term objectives. The Board believes these adjustments will strengthen the Company’s focus on its core competencies and enhance shareholder value. The Company is currently conducting a comprehensive assessment on the execution plan and evaluating the potential impact on the relevant business.

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

In accordance with the PRC laws and regulations, statutory reserve funds shall be made and can only be used for specific purposes and are not distributable as cash dividends. As a result of these PRC laws and regulations that require annual appropriation of 10% of net after-tax profits determined in accordance with PRC accounting standards and regulations to be set aside prior to payment of dividends as general reserve fund or statutory surplus fund and appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company, the Group’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company.

The Group performed a test on the restricted net assets of its consolidated subsidiaries and VIEs (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements”. Such restricted net assets amounting to approximately RMB96.2 million (US$13.2 million), or 18.48% of the Group’s total consolidated net assets, as of December 31, 2024.