Form 20-F
period 2025-12-31
Jianpu Technology Inc.
filed 2026-04-24
CIK 1713923

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Caofeng Liu, Acting Chief Executive Officer

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

As of December 31, 2025, there were 400,523,605 ordinary shares outstanding, par value US$0.0001 per share, all of which were Class A ordinary shares. As of the same date, there were no Class B ordinary shares outstanding.

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

Our reporting currency is the Renminbi because our business is mainly conducted in China and substantially all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9931 to US$1.00, the exchange rate in effect on December 31, 2025 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

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

ITEM 3.KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIEs

Jianpu Technology Inc. is not an operating company in China but a Cayman Islands holding company with no equity ownership in the VIEs. We conduct our operations in China through (i) our subsidiaries in mainland China and (ii) the VIEs with which we have maintained contractual arrangements and their subsidiaries in China. The laws and regulations of mainland China impose restrictions on foreign direct investment in companies involved in the value-added telecommunication services. Therefore, we operate such business or may operate certain other businesses which are also subject to foreign investment restrictions in mainland China through Beijing Rongdiandian Information Technology Co., Ltd., or RDD, Beijing Kartner Information Technology Co., Ltd., or KTN, Beijing Guangkezhixun Information Technology Co., Ltd., or GKZX, and Beijing Tianyi Chuangshi Technology Co., Ltd., or TCT, which we refer to collectively as “the VIEs” in this annual report, and rely on contractual arrangements among our subsidiaries in mainland China, the VIEs and their respective nominee shareholders to control the business operations of the VIEs. Such structure is used to provide investors with exposure to foreign investment in China-based companies where laws and regulations in mainland China prohibit or restrict direct foreign investment in operating companies. Revenues, excluding intercompany revenues, contributed by the VIEs accounted for 22.5%, 16.7% and 7.3% of our total revenues for the years ended December 31, 2023, 2024 and 2025, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refer to Jianpu Technology Inc., a Cayman Islands exempted company with limited liabilities, and its subsidiaries. The description in this annual report of our operations in China prior to the Restructuring excludes the digital lending business that was previously operated by and continued to be carried out by RONG360 after the Restructuring. Holders of our ADSs hold equity interest in Jianpu Technology Inc., our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIEs, and they may never directly hold equity interests in the VIEs in China.

We do not have any equity interests in the VIEs and the contractual agreements with the VIEs are not equivalent to equity ownership in their business. We have entered into a series of contractual arrangements, including exclusive purchase option agreements, exclusive business cooperation agreements, equity pledge agreements and powers of attorneys, with the VIEs and their shareholders. In particular, through the exclusive purchase option agreements, the shareholders of the VIEs irrevocably grant our subsidiaries in mainland China exclusive options to purchase all or part of the shareholders’ equity interests in the VIEs and all or part of the assets of the VIEs to the extent permitted under mainland China law. Through the equity pledge agreements, the shareholders of the VIEs pledge all of their equity interests in the VIEs to guarantee their and the VIEs’ performance of their obligations under the contractual arrangements. Pursuant to the powers of attorneys, the shareholders of the VIEs appoint our subsidiaries in mainland China as their attorneys-in-fact to exercise all shareholder rights in the VIEs. Through the exclusive business cooperation agreements, our subsidiaries in mainland China have the exclusive right to provide the VIEs with technical, consulting and other services needed for the business of the VIEs and are entitled to receive a service fee from the VIEs in return. Despite the lack of equity ownership, as a result of these contractual arrangements, we are regarded as the primary beneficiary of the VIEs for accounting purposes, which is not akin to a parent-subsidiary relationship, and we consolidate the VIEs in accordance with U.S. GAAP as required by Accounting Standards Codification Topic 810, Consolidation. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition” and “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs.”

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

For example, the PRC Data Security Law and the PRC Personal Information Protection Law promulgated in 2021 posed additional challenges to our cybersecurity and data privacy compliance. The Cybersecurity Review Measures issued by the Cyberspace Administration of China and several other governmental authorities in mainland China in December 2021, as well as the Regulations for the Administration of Network Data Security, which was promulgated by the State Council and became effective in January 2025, imposed potential additional restrictions on China-based overseas issuers like us. If the interpretation and application of current and future laws, regulations and rules in mainland China mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to governmental enforcement actions and investigations, fines, penalties or suspension of our non-compliant operations, and materially and adversely affect our business and results of operations and the price of our ADSs. For additional details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our business generates and processes a certain amount of data, and we are required to comply with laws and other applicable laws in mainland China relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.”

In addition, on February 17, 2023, the China Securities Regulatory Commission, or the CSRC, promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, which took effect from March 31, 2023, requiring Chinese domestic companies’ overseas offerings and listings of equity securities be filed with the CSRC. These measures clarify the scope of overseas offerings and listings by Chinese domestic companies which are subject to the filing and reporting requirements thereunder, and provide, among other things, that Chinese domestic companies that have already directly or indirectly offered and listed securities in overseas markets prior to the effectiveness of these measures shall fulfill their filing obligations and report required information to the CSRC within three working days after conducting a follow-on securities offering, and follow the reporting requirements within three working days upon the occurrence and public disclosure of any specified circumstances including (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; and (iv) voluntary or mandatory delisting. In addition, where there is any material change in the main business of an issuer after its overseas offering and listing beyond the scope of business stated in the filing documents, such issuer shall follow the reporting requirements within three working days after occurrence of the changes. In connection with our delisting in March 2024 from the New York Stock Exchange, or the NYSE (see “Item 4. Information on the Company—A. History and Development of the Company”), we have completed our reporting procedures with the CSRC as required by the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies. Uncertainties still exist regarding the interpretation, implementation and enforcement of the measures under the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and its supporting guidelines. Any future offerings or equivalent activities we conduct may be subject to the filing and reporting requirements under these measures. We cannot assure you that we will be able to complete the required filings or other regulatory procedures in a timely manner, or at all, in connection with our future overseas offering or listing activities. We also cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise tighten the regulations on mainland China companies seeking overseas offering or listing. If we fail to complete the filing or other required procedures for any future offshore offering or listing or equivalent activities, the operations of the VIEs and our subsidiaries in mainland China may face penalties by the CSRC or other regulatory authorities in mainland China, which may include a warning and a fine between RMB1 million to RMB10 million, which could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing with the CSRC or other requirements from the CSRC or other government authorities in mainland China may be required in connection with our offshore offerings under mainland China law, and, if required, we cannot predict whether or for how long we will be able to complete such filing or other required procedures.”

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

The following diagram illustrates the principal entities in our corporate structure as of the date of this annual report:

Note:

(1)	The VIEs include RDD, KTN, GKZX and TCT. Shareholders of RDD and their respective shareholdings in RDD and relationship with our company are (i) Jiayan Lu (40%), our director and co-founder; (ii) Huijing Ye (40%), family member of one of our co-founders; and (iii) Caofeng Liu (20%), our director, acting chief executive officer, chief technology officer, chief operating officer and co-founder. Shareholders of KTN and their respective shareholdings in KTN and relationship with our company are (i) Shusheng Li (60%), our employee; and (ii) Hao Chen (40%), our employee. The shareholding structure of KTN was updated in both 2025 and 2026. Concurrently with each completion of equity transfer in KTN, the previous contractual arrangements we entered into with KTN’s then previous shareholders that provided us with effective control over KTN were terminated and a new set of contractual arrangements with the same terms were entered into with KTN’s then current shareholders. Shareholders of GKZX and their respective shareholdings in GKZX and relationship with our company are (i) Haiping Liu (5%), our employee; and (ii) Deyou Zhou (95%), our employee. The shareholding structure of GKZX was updated in 2021, 2022 and 2026. Concurrently with each completion of equity transfer in GKZX, the previous contractual arrangements we entered into with GKZX’s then previous shareholders that provided us with effective control over GKZX were terminated and a new set of contractual arrangements with the same terms were entered into with GKZX’s then current shareholders. Shareholders of TCT and their respective shareholdings in TCT and relationship with our company are (i) Mingzhi Zhang (51%), our employee; and (ii) Limin Xu (49%), our employee. The shareholding structure of TCT was updated in 2026. Concurrently with each completion of equity transfer in TCT, the previous contractual arrangements we entered into with TCT’s then previous shareholders that provided us with effective control over TCT were terminated and a new set of contractual arrangements with the same terms were entered into with TCT’s then current shareholders.

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

Under laws and regulations in mainland China, our subsidiaries in mainland China and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or the SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our subsidiaries in mainland China and the net assets of the VIEs in which we have no legal ownership, totaling RMB73.6 million, RMB96.2 million and RMB66.8 million (US$9.6 million) as of December 31, 2023, 2024 and 2025, respectively. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries in mainland China to make payments to us could have a material and adverse effect on our ability to conduct our business.”

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

In the years ended December 31, 2023, 2024 and 2025, Jianpu Technology Inc. extended loans with outstanding principal amount of RMB14.5 million, RMB8.2 million and RMB11.4 million (US$1.6 million), respectively, to our intermediate holding companies and subsidiaries, and received repayments of RMB9.6 million, RMB37.7 million and RMB295.6 million (US$41.3 million), respectively. The VIEs did not receive any capital investment (in the form of loans extended to nominee shareholders from our subsidiaries in mainland China) and as loans from our subsidiaries in mainland China in 2023, 2024 and 2025. The VIEs may transfer cash to our subsidiaries in mainland China by paying service fees according to the contractual arrangements. For the years ended December 31, 2023, 2024 and 2025, no service fees were paid by the VIEs to our subsidiaries in mainland China.

On April 16, 2025, our board of directors authorized a special cash dividend of US$40 million to be distributed to the shareholders of Jianpu Technology Inc. Subsequently, on August 4, 2025, our board of directors approved the distribution of a cash dividend of US$0.0995 per ordinary share, or US$1.99 per ADS, to holders of ordinary shares and ADSs of record as of the close of business on August 18, 2025, Beijing Time and New York Time, respectively, payable in U.S. dollars. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For the Cayman Islands, mainland China and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

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

	As of December 31, 2025
			Primary	VIEs and
		Other	Beneficiaries	their	Eliminating	Consolidated
	Parent	subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	in RMB thousands
Consolidating Schedule of Financial Position
ASSETS
Current assets:
Cash and cash equivalents	34,131	35,385	125,842	18,916	—	214,274
Restricted cash and time deposits	—	92,130	—	—	—	92,130
Accounts receivable, net	—	11,460	56,863	25,181	—	93,504
Amount due from related parties	19,982	(359)	(151,681)	135,572	—	3,514
Amount due from subsidiaries and VIEs(1)	—	(42,105)	277,078	—	(234,973)	—
Prepayments and other current assets	6,339	4,821	18,779	24,034	—	53,973
Total current assets	60,452	101,332	326,881	203,703	(234,973)	457,395
Non-current assets:
Property and equipment, net	—	273	428	—	—	701
Intangible assets, net	813	482	—	—	—	1,295
Crypto assets	—	28,539	—	—	—	28,539
Amount due from subsidiaries and VIEs(1)	1,043,688	—	39,923	—	(1,083,611)	—
Long-term investments	—	83,294	—	2,305	—	85,599
Other non-current assets	66	—	295	90	—	451
Total non-current assets	1,044,567	112,588	40,646	2,395	(1,083,611)	116,585
Total assets	1,105,019	213,920	367,527	206,098	(1,318,584)	573,980

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	—	1,981	82,681	11,549	—	96,211
Advances from customers	—	513	51,860	413	—	52,786
Tax payable	—	(255)	1,055	9,701	—	10,501
Amount due to related parties	—	—	—	176	—	176
Amount due to subsidiaries(1)	—	—	290	234,683	(234,973)	—
Deficit in subsidiaries(2)	722,062	(113,121)	—	—	(608,941)	—
Deficit in VIEs(3)	—	—	52,749	—	(52,749)	—
Accrued expenses and other current liabilities	49,560	2,514	65,744	2,325	—	120,143
Total current liabilities	771,622	(108,368)	254,379	258,847	(896,663)	279,817
Non-current liabilities:
Deferred tax liabilities	—	80	—	—	—	80
Amount due to subsidiaries(1)	39,923	1,043,688	—	—	(1,083,611)	—
Other non-current liabilities	—	217	—	—	—	217
Total non-current liabilities	39,923	1,043,985	—	—	(1,083,611)	297
Total liabilities	811,545	935,617	254,379	258,847	(1,980,274)	280,114
Total Jianpu’s shareholders’ equity/(deficit)	293,474	(722,089)	113,148	(52,749)	661,690	293,474
Non-controlling interests	—	392	—	—	—	392
Total shareholders’ equity/(deficit)	293,474	(721,697)	113,148	(52,749)	661,690	293,866
Total liabilities and shareholders’ equity/(deficit)	1,105,019	213,920	367,527	206,098	(1,318,584)	573,980

	As of December 31, 2024
			Primary	VIEs and
		Other	Beneficiaries	their	Eliminating	Consolidated
	Parent	subsidiaries	of VIEs	subsidiaries	adjustments	Totals

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

	For the Year Ended December 31, 2025
			Primary	VIEs and
		Other	Beneficiaries	their	Eliminating	Consolidated
	Parent	subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	in RMB thousands
Condensed Consolidating Schedule of Results of Operations
Third-party revenues	—	48,847	858,593	71,333	—	978,773
Inter-company revenues(4)	—	5,774	3,844	24,650	(34,268)	—
Third-party costs and expenses	(30,844)	(64,178)	(749,683)	(112,523)	—	(957,228)
Inter-company costs and expenses(5)	—	(27,745)	—	(6,523)	34,268	—
Income/(Loss) from subsidiaries(6)	61,997	102,717	(220)	—	(164,494)	—
Loss from VIEs(7)	—	—	(6,739)	—	6,739	—
Others	141	(3,574)	(3,296)	16,410	796	10,477
Income/(Loss) before income tax	31,294	61,841	102,499	(6,653)	(156,959)	32,022
Income tax benefits/(expenses)	—	90	—	(86)	—	4
Net income/(loss)	31,294	61,931	102,499	(6,739)	(156,959)	32,026
Less: net loss attributable to non-controlling interests	—	(66)	—	—	—	(66)
Net income/(loss) attributable to Jianpu’s shareholders	31,294	61,997	102,499	(6,739)	(156,959)	32,092

	For the Year Ended December 31, 2024
			Primary	VIEs and
		Other	Beneficiaries	their	Eliminating	Consolidated
	Parent	subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	in RMB thousands
Condensed Consolidating Schedule of Results of Operations
Third-party revenues	—	119,969	718,488	167,614	—	1,006,071
Inter-company revenues(4)	—	26,708	7,984	83,182	(117,874)	—
Third-party costs and expenses	(17,436)	(82,237)	(561,126)	(294,595)	—	(955,394)
Inter-company costs and expenses(5)	—	(88,312)	(62)	(29,500)	117,874	—
Income/ (Loss) from subsidiaries(6)	120,986	121,739	(354)	—	(242,371)	—
Loss from VIEs(7)	—	—	(41,701)	—	41,701	—
Others	2,581	22,783	(1,844)	31,919	—	55,439
Income/(Loss) before income tax	106,131	120,650	121,385	(41,380)	(200,670)	106,116
Income tax benefits/(expenses)	—	103	—	(321)	—	(218)
Net income/(loss)	106,131	120,753	121,385	(41,701)	(200,670)	105,898
Less: net loss attributable to non-controlling interests	—	(233)	—	—	—	(233)
Net income/(loss) attributable to Jianpu’s shareholders	106,131	120,986	121,385	(41,701)	(200,670)	106,131

	For the Year Ended December 31, 2023
			Primary	VIEs and
		Other	Beneficiaries	their	Eliminating	Consolidated
	Parent	subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	in RMB thousands
Condensed Consolidating Schedule of Results of Operations
Third-party revenues	—	393,107	436,207	240,099	—	1,069,413
Inter-company revenues(4)	—	29,223	117,054	224,919	(371,196)	—
Third-party costs and expenses	(18,610)	(241,293)	(439,533)	(422,502)	—	(1,121,938)
Inter-company costs and expenses(5)	—	(204,367)	(133,639)	(33,190)	371,196	—
Income/ (Loss) from subsidiaries(6)	(9,819)	766	(97)	—	9,150	—
Income from VIEs(7)	—	—	9,762	—	(9,762)	—
Others	1,657	12,675	10,915	204	—	25,451
Income/(Loss) before income tax	(26,772)	(9,889)	669	9,530	(612)	(27,074)
Income tax benefits/(expenses)	—	(204)	—	232	—	28
Net income/(loss)	(26,772)	(10,093)	669	9,762	(612)	(27,046)
Less: net loss attributable to non-controlling interests	—	(274)	—	—	—	(274)
Net income/(loss) attributable to Jianpu’s shareholders	(26,772)	(9,819)	669	9,762	(612)	(26,772)

	For the Year Ended December 31, 2025
			Primary	VIEs and
		Other	Beneficiaries	their	Eliminating	Consolidated
	Parent	subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	in RMB thousands
Condensed Consolidating Schedules of Cash Flows
Net cash (used in)/provided by operating activities carried outside our group	(12,010)	17,571	106,527	(6,409)	—	105,679
Net cash provided by/(used in) operating activities carried within our group(8)	—	39,784	(4,596)	(35,188)	—	—
Net cash (used in)/ provided by operating activities	(12,010)	57,355	101,931	(41,597)	—	105,679
Proceeds from maturity of short-term investments	—	—	290,000	60,000	—	350,000
Purchases of short-term investments	—	—	(290,000)	(60,000)	—	(350,000)
Purchases of intangible assets, property and equipment	—	—	(329)	—	—	(329)
Proceeds from sale of property and equipment and intangible assets	—	—	—	11,800	—	11,800
Cash paid for long-term investments	—	(26,878)	—	(1,500)	—	(28,378)
Cash received for long-term investments	—	202	—	—	—	202
Cash received from disposal of long-term investments	—	3,594	—	2,720	—	6,314
Maturity of time deposits	—	11,572	—	—	—	11,572
Maturity of restricted time deposits	—	154,483	—	—	—	154,483
Cash proceeds from release of restricted time deposits	10,577	—	—	—	—	10,577
Loans repaid from other subsidiaries(9)	295,613	—	—	—	(295,613)	—
Investments and loans extended to subsidiaries and VIEs(10)	(11,423)	—	(800)	—	12,223	—
Net cash provided/ (used in) by investing activities	294,767	142,973	(1,129)	13,020	(283,390)	166,241
Receipt of loans extended by owner(11)	—	11,423	—	—	(11,423)	—
Repayment of loans extended to owner(9)	—	(295,613)	—	—	295,613	—
Receipt as investment or capital increase(12)	—	800	—	—	(800)	—
Proceeds from employees exercising stock options	2,244	—	—	—	—	2,244
Repayment of related party borrowings	—	—	(19,319)	—	—	(19,319)
Dividends paid	(256,316)	—	—	—	—	(256,316)
Share repurchase	(5)	—	—	—	—	(5)
Proceeds from short-term borrowings	—	20,941	35,148	—	—	56,089
Repayment of short-term borrowings	—	(100,776)	(157,749)	—	—	(258,525)
Net cash (used in)/provided by financing activities	(254,077)	(363,225)	(141,920)	—	283,390	(475,832)

	For the Year Ended December 31, 2024
			Primary	VIEs and
		Other	Beneficiaries	their	Eliminating	Consolidated
	Parent	subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	in RMB thousands
Condensed Consolidating Schedules of Cash Flows
Net cash (used in)/provided by operating activities carried outside our group	(22,508)	74,589	172,181	(144,504)	—	79,758
Net cash (used in)/provided by operating activities carried within our group(8)	—	(74,740)	(53,313)	128,053	—	—
Net cash (used in)/ provided by operating activities	(22,508)	(151)	118,868	(16,451)	—	79,758
Purchases of intangible assets, property and equipment	—	(7,188)	—	—	—	(7,188)
Proceeds from sale of property and equipment and intangible assets	—	—	781	114	—	895
Cash paid for long-term investments	—	(48,800)	—	—	—	(48,800)
Cash received for long-term investments	5,850	—	—	—	—	5,850
Cash received from disposal of subsidiaries, net of cash disposed	—	615	—	30,752	—	31,367
Maturity of time deposits	—	32,426	—	—	—	32,426
Maturity of restricted time deposits	—	20,277	—	—	—	20,277
Loans repaid from other subsidiaries(9)	37,735	—	—	—	(37,735)	—
Investments and loans extended to subsidiaries and VIEs(10)	(8,201)	—	—	—	8,201	—
Net cash provided/ (used in) by investing activities	35,384	(2,670)	781	30,866	(29,534)	34,827
Receipt of loans extended by owner(11)	—	8,201	—	—	(8,201)	—
Repayment of loans extended to owner(9)	—	(37,735)	—	—	37,735	—
Proceeds from employees exercising stock options	13	—	—	—	—	13
Share repurchase	(11,266)	—	—	—	—	(11,266)
Proceeds from short-term borrowings	—	79,836	141,139	—	—	220,975
Repayment of short-term borrowings	—	(95,081)	(159,670)	—	—	(254,751)
Net cash (used in)/provided by financing activities	(11,253)	(44,779)	(18,531)	—	29,534	(45,029)

	For the Year Ended December 31, 2023
			Primary	VIEs and
		Other	Beneficiaries	their	Eliminating	Consolidated
	Parent	subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	in RMB thousands
Condensed Consolidating Schedules of Cash Flows
Net cash (used in)/provided by operating activities carried outside our group	(10,204)	274,295	54,140	(313,965)	—	4,266
Net cash (used in)/provided by operating activities carried within our group(8)	—	(295,920)	(18,582)	314,502	—	—
Net cash (used in)/ provided by operating activities	(10,204)	(21,625)	35,558	537	—	4,266
Purchases of intangible assets, property and equipment	—	—	(2,057)	—	—	(2,057)
Proceeds from sale of property and equipment and intangible assets	—	1,737	13	—	—	1,750
Cash paid for long-term investments	—	(2,524)	—	—	—	(2,524)
Cash received from disposal of subsidiaries, net of cash disposed	—	(6,222)	18,000	—	—	11,778
Purchase of restricted time deposits	(1,340)	(7,676)	—	(1,000)	—	(10,016)
Withdrawal of restricted time deposits	1,637	—	—	—	—	1,637
Loans repaid from other subsidiaries(9)	9,582	—	—	—	(9,582)	—
Investments and loans extended to subsidiaries and VIEs(10)	(14,534)	(6,940)	—	—	21,474	—
Net cash (used in)/provided by investing activities	(4,655)	(21,625)	15,956	(1,000)	11,892	568
Receipt of loans extended by owner(11)	—	14,534	—	—	(14,534)	—
Repayment of loans extended to owner (9)	—	(9,582)	—	—	9,582	—
Receipt as investment or capital increase(12)	—	—	6,940	—	(6,940)	—
Proceeds from employees exercising stock options	33	—	—	—	—	33
Proceeds from short-term borrowings	—	95,081	160,931	—	—	256,012
Repayment of short-term borrowings	—	(85,556)	(187,725)	—	—	(273,281)
Net cash (used in)/provided by financing activities	33	14,477	(19,854)	—	(11,892)	(17,236)

Notes:

(1)	It represents the elimination of intercompany balances among Jianpu Technology Inc., the Primary Beneficiaries of VIEs, the Other Subsidiaries, and the VIEs and their subsidiaries that we consolidate.
(2)	It represents the elimination of the deficit or investment among Jianpu Technology Inc., the Primary Beneficiaries of VIEs, the Other Subsidiaries that we consolidate.
(3)	It represents the elimination of the deficit or investment in the VIEs and their subsidiaries by the Primary Beneficiaries of VIEs.
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

Our Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive (loss) / income for the years ended December 31, 2023, 2024 and 2025 and selected consolidated balance sheets, as of December 31, 2024 and 2025 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected data from consolidated statements of comprehensive loss for the years ended December 31, 2021 and 2022, and the consolidated balance sheets data as of December 31, 2021, 2022 and 2023 have been derived from our audited consolidated financial statements, which are not included in this annual report. You should read this selected consolidated financial data in conjunction with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future years.

	For the Year Ended December 31,
	2021	2022	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Loss/Income:
Revenues:
Recommendation services(1)	575,242	731,742	744,427	698,056	801,186	114,568
Digital intelligence as a service(2) (3)	130,408	96,917	86,108	85,039	81,505	11,655
Marketing and other services(3)	99,397	161,016	238,878	222,976	96,082	13,740
Total revenues	805,047	989,675	1,069,413	1,006,071	978,773	139,963
Costs and expenses
Cost of promotion and acquisition(4)	(562,081)	(693,272)	(729,120)	(573,146)	(590,199)	(84,397)
Cost of operation(4)	(88,049)	(83,995)	(66,874)	(64,911)	(63,418)	(9,069)
Total cost of services	(650,130)	(777,267)	(795,994)	(638,057)	(653,617)	(93,466)
Sales and marketing expenses(4)(5)	(143,460)	(134,308)	(131,709)	(149,008)	(123,264)	(17,627)
Research and development expenses	(132,427)	(113,965)	(94,717)	(77,938)	(72,530)	(10,372)
General and administrative expenses	(137,533)	(102,831)	(99,518)	(90,391)	(107,817)	(15,418)
Impairment of goodwill and intangible assets acquired from business acquisition	—	(13,327)	—	—	—	—
(Loss) / income from operations	(258,503)	(152,023)	(52,525)	50,677	21,545	3,080
Net interest (expenses) /income	(4,193)	(3,724)	6,853	9,985	2,360	337
Fair value changes of crypto assets	—	—	—	—	(15,213)	(2,175)
Others, net	58,020	20,578	18,598	45,454	23,330	3,336
(Loss) /income before income tax	(204,676)	(135,169)	(27,074)	106,116	32,022	4,578
Income tax benefits/(expense)	582	918	28	(218)	4	1
Net (loss)/income	(204,094)	(134,251)	(27,046)	105,898	32,026	4,579
Less: net (loss)/income attributable to noncontrolling interests	(4,309)	(9,944)	(274)	(233)	(66)	(9)
Net (loss)/income attributable to Jianpu Technology Inc.	(199,785)	(124,307)	(26,772)	106,131	32,092	4,588
Accretion of mezzanine equity	—	(7,353)	—	—	—	—
Net (loss)/income attributable to Jianpu’s shareholders	(199,785)	(131,660)	(26,772)	106,131	32,092	4,588
Other comprehensive (loss)/income
Foreign currency translation adjustments	(16,453)	53,349	9,448	6,602	(5,176)	(740)
Total other comprehensive (loss)/ income	(16,453)	53,349	9,448	6,602	(5,176)	(740)
Total comprehensive (loss)/income	(220,547)	(80,902)	(17,598)	112,500	26,850	3,839
Less: total comprehensive loss attributable to noncontrolling interests	(4,341)	(9,955)	(292)	(255)	118	17
Total comprehensive (loss)/income attributable to Jianpu Technology Inc.	(216,206)	(70,947)	(17,306)	112,755	26,732	3,822
Accretion of mezzanine equity	—	(7,353)	—	—	—	—
Total comprehensive (loss)/income attributable to Jianpu’s shareholders	(216,206)	(78,300)	(17,306)	112,755	26,732	3,822
Net (loss)/income per share attributable to Jianpu’s shareholders
Basic	(0.47)	(0.31)	(0.06)	0.27	0.08	0.01
Diluted	(0.47)	(0.31)	(0.06)	0.26	0.08	0.01
Net (loss)/income per ADS(6) attributable to Jianpu’s shareholders
Basic	(9.43)	(6.21)	(1.26)	5.31	1.66	0.24
Diluted	(9.43)	(6.21)	(1.26)	5.18	1.57	0.22
Weighted average number of shares(7)
Basic	423,661,496	424,031,623	424,612,125	399,454,434	387,204,389	387,204,389
Diluted	423,661,496	424,031,623	424,612,125	410,098,257	409,383,114	409,383,114

Notes:

(1)	Including revenue from related party of RMB0.5 million, RMB0.9 million, RMB1.1 million, RMB4.9 million and RMB10.4 million (US$0.1 million) for the years ended December 31, 2021, 2022, 2023, 2024 and 2025, respectively.
(2)	Including revenue from related party of RMB4.3 million, RMB4.8 million, RMB2.1 million, RMB0.3 million and RMB0.3 million (US$0.0 million) for the years ended December 31, 2021, 2022, 2023, 2024 and 2025, respectively.

(3)	Starting from the first half of 2024, we updated the description of our revenue stream “big data and system-based risk management services” to “digital intelligence as a service”, to provide more relevant and clear information. For consistency, we also adjusted the revenue description in comparative periods to align with the current classification.

Starting from the year of 2022, we updated the description of our revenue stream advertising, marketing and other services as marketing and other services, to provide more relevant and clear information. We also updated the revenue description in comparative years to conform to the current classification.

(4)	Beginning in 2021, in light of business development, we added a financial statement line item named cost of promotion and acquisition and reclassified the previous line item of cost of revenue and sales and marketing expenses. Cost of promotion and acquisition primarily consists of expenditures relating to user traffic acquisition and rewards to business partners for promotion on social network and social media platform, which are reclassified from sales and marketing expenses, and marketing costs related to marketing and other services including commissions paid to individual insurance brokers, which are reclassified from cost of revenue. Cost of operation, post the reclassification, consists primarily of costs associated with maintenance of the platform including data acquisition costs, bandwidth and server hosting costs, call center outsourcing costs, online payment processing fees, depreciation, payroll and other related costs of operations. Sales and marketing expenses, post the reclassification, consist primarily of marketing expenses relating to marketing activities, payroll costs and related expenses for employees involved in sales and marketing activities, and expenses for the portion of call center operations that we outsource. Cost of promotion and acquisition includes cost from related party of nil, RMB0.4 million, RMB4.9 million, RMB4.9 million and RMB9.6 million (US$1.37 million) for the years ended December 31, 2021, 2022, 2023, 2024 and 2025, respectively.
(5)	Including expenses from related party of RMB0.1 million, nil, nil, nil and nil for the years ended December 31, 2021, 2022, 2023, 2024 and 2025, respectively.
(6)	Each ADS represents 20 Class A ordinary shares.
(7)	1,500,000,000 shares authorized, US$0.0001 par value. 430,463,797 shares (including 333,992,002 Class A ordinary shares and 96,471,795 Class B ordinary shares) issued and 423,677,480 shares (including 327,205,685 Class A ordinary shares and 96,471,795 Class B ordinary shares) outstanding as of December 31, 2021, 430,463,797 shares (including 333,992,002 Class A ordinary shares and 96,471,795 Class B ordinary shares) issued and 424,447,980 shares (including 327,976,185 Class A ordinary shares and 96,471,795 Class B ordinary shares) outstanding as of December 31, 2022, 430,463,797 shares (including 361,092,832 Class A ordinary shares and 69,370,965 Class B ordinary shares) issued and 424,775,740 shares (including 355,404,775 Class A ordinary shares and 69,370,965 Class B ordinary shares) outstanding as of December 31, 2023, 430,463,797 shares (including 361,092,832 Class A ordinary shares, and 69,370,965 Class B ordinary shares) issued and 372,470,225 shares (including 303,099,260 Class A ordinary shares and 69,370,965 Class B ordinary shares) outstanding as of December 31, 2024, and 421,218,860 shares (including 421,218,860 Class A ordinary shares) issued and 400,523,605 shares (including 400,523,605 Class A ordinary shares) outstanding as of December 31, 2025, respectively.

	As of December 31,
	2021	2022	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheets:
Cash and cash equivalents	444,933	346,539	344,569	418,591	214,274	30,641
Time deposits	10,000	—	31,949	11,572	—	—
Restricted cash, time deposits and investment	234,601	297,634	278,359	251,023	92,130	13,174
Short-term investment	35,950	—	—	—	—	—
Accounts receivable, net(1)	175,165	189,665	161,821	143,032	93,504	13,371
Amount due from related parties	140	153	155	2,365	3,514	502
Prepayments and other current assets	53,466	46,537	40,209	66,570	53,973	7,718
Total current assets	954,255	880,528	857,062	893,153	457,395	65,406
Restricted cash, time deposits and investment	37,266	40,059	34,846	26,395	—	—
Total non-current assets	115,667	81,734	74,739	112,471	116,585	16,672
Total assets	1,069,922	962,262	931,801	1,005,624	573,980	82,078
Short-term borrowings	181,853	253,481	236,212	202,436	—	—
Accounts payable(2)	103,782	96,729	106,461	108,249	96,211	13,758
Advances from customers	47,221	46,920	46,142	51,635	52,786	7,548
Tax payable	14,670	9,662	10,304	9,939	10,501	1,502
Amount due to related parties	29,270	13,534	10,623	5,566	176	25
Accrued expenses and other current liabilities	152,521	88,871	89,541	95,868	120,143	17,180
Total current liabilities	529,317	509,197	499,283	473,693	279,817	40,013
Total non-current liabilities	18,153	16,740	15,088	11,187	297	42
Total liabilities	547,470	525,937	514,371	484,880	280,114	40,055
Mezzanine equity	1,689	—	—	—	—	—
Total shareholders’ equity	520,763	436,325	417,430	520,744	293,866	42,023

Notes:

(1)	Including amounts billed through related party of RMB4.4 million, nil, nil, RMB0.4 million and nil as of December 31, 2021, 2022, 2023, 2024 and 2025, respectively.
(2)	Including amounts billed through related party of RMB2.4 million, RMB5.7 million, RMB3.3 million, RMB1.8 million and nil million as of December 31, 2021, 2022, 2023, 2024 and 2025, respectively.

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

Summary of Risk Factors

Investments in our ADSs involve significant risks. Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Our Business

●	We recorded net loss historically and we may experience losses in the future.;
●	We operate in the evolving online and mobile consumer market in China which makes it difficult to evaluate our future prospects;
●	We face challenges with generating and acquiring user traffic to our platform and converting the traffic into our user base;
●	Failure to maintain relationships with financial service providers or develop new ones may materially and adversely affect our business and results of operations;
●	Our match and recommendation of financial products to users may not be effective, which will result in dissatisfaction from both users and financial service providers;
●	If we are not able to respond to changes in user preferences for financial products and provide a satisfactory user experience on our platform, we will not be able to maintain and expand our user base or effectively convert our users into customers of our financial service providers;
●	We may not be able to ensure the accuracy of product information and the authenticity of financial products on our platform;
●	We may fail to develop and innovate our platform and products;
●	We may fail to compete effectively; and
●	We have limited control over the product and service quality of our financial service providers.

Risks Related to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China primarily through (i) our subsidiaries in mainland China and (ii) the VIEs, with which we have maintained contractual arrangements. Holders of our ADSs hold equity interest in Jianpu Technology Inc., our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIEs. If the mainland China government finds that our contractual agreements with the VIEs do not comply with laws and regulations in mainland China, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIEs and our investors face uncertainty about potential future actions by the mainland China government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group;
●	We rely on contractual arrangements with the VIEs and their shareholders to exercise control over a significant part of our business, which may not be as effective as direct ownership in providing operational control; and

●	The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Doing Business in China

●	The mainland China government’s significant authority in regulating our operations could result in a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The mainland China government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs”;
●	Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties”;
●	Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations”;
●	The filing with the CSRC or other requirements from the CSRC or other government authorities in mainland China may be required in connection with our offshore offerings under mainland China law, and, if required, we cannot predict whether or for how long we will be able to complete such filing or other required procedures. Any actions by the mainland China government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing with the CSRC or other requirements from the CSRC or other government authorities in mainland China may be required in connection with our offshore offerings under mainland China law, and, if required, we cannot predict whether or for how long we will be able to complete such filing or other required procedures”;
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections”; and
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in a jurisdiction where our auditor is headquartered. The prohibition of trading in the ADSs, or the threat of the trading being prohibited, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in a jurisdiction where our auditor is headquartered. The prohibition of trading in the ADSs, or the threat of the trading being prohibited, may materially and adversely affect the value of your investment.”

Risks Related to our ADSs

●	The delisting of our ADSs from the NYSE may continue to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted, or that once relisted, they will remain listed;
●	The trading price of our ADSs has been and may continue to be volatile, which could result in substantial losses to investors; and
●	We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2025, and we will likely be a PFIC for the current taxable year and possibly for future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares.

Risks Related to Our Business

We recorded net loss historically and we may experience losses in the future.

We have incurred losses in the past. In 2023, we had net loss of RMB27.0 million, and loss from operations of RMB52.5 million. In 2024, we recorded net income of RMB105.9 million and income from operations of RMB50.7 million. In 2025, we had recorded net income of RMB32.0 million (US$4.6 million) and income from operations of RMB21.5 million (US$3.1 million). We had cash received from operations of RMB4.3 million, RMB79.8 million and RMB105.7 million (US$15.1 million) in 2023, 2024, and 2025, respectively. Our ability to maintain profitability depends in large part on our ability to manage our cost of promotion and acquisition, which accounted for 68.2%, 57.0% and 60.3% of our total revenues in 2023, 2024 and 2025, respectively. We intend to manage and further reduce our cost of promotion and acquisition as a proportion of our total revenues, but there can be no assurance that we will achieve this goal. Our ability to maintain profitability is also affected by our ability to maintain total revenues and a healthy revenue structure. Our total revenue was RMB1,069.4 million, RMB1,006.1 million and RMB978.8 million (US$140.0 million) in 2023, 2024 and 2025, respectively. The decrease in total revenues from 2023 to 2024 was mainly due to the decreases of both revenues from credit card recommendation services, reflecting reduced marketing budgets from credit card issuers, and revenues from marketing and other services, as a result of the deconsolidation of Shanghai Anguo Insurance Brokerage Co., Ltd., or Anguo. This decrease was partially offset by higher revenues from loan recommendation services, supported by an increase in loan applications on our platform. The decrease in total revenues from 2024 to 2025 was primarily driven by lower revenue from both marketing and other services and credit card recommendation services, following the board of directors’ approval to phased wind-down the credit card recommendation business and other non-core operations. We may not be able to continue to grow for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, declining of our overall market or industry, emergence of alternative business models and changes in rules, regulations, government policies or general economic conditions. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed, and we may experience losses again in the future.

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

Our relationship with financial service providers is crucial to our success. We generate substantially all of our revenues from services and solutions provided to financial service providers. Certain financial service providers have accounted for a significant portion of our revenues in the past. Revenues generated from the respective largest financial service providers in 2023 was joint-stock bank, accounted for 11% of our total revenues in the corresponding year. We have witnessed a decrease in customer concentration in 2024 and 2025. Revenues generated from the largest financial service provider accounted for 4% and 3% of our total revenues in 2024 and 2025, respectively. We work with these financial service providers at arm’s length and negotiate a cooperation agreement with them on an annual basis based on our business needs and market conditions. While we continually seek to diversify our financial service providers, there can be no assurance that the concentration will continue to decrease or remain at the current level in the future. Our ability to attract users to our platform and maintain and grow our user base depends on the quantity and quality of financial products offered by financial service providers on our platform. We also provide digital intelligence as a service to financial service providers. Our arrangements with our financial service providers are typically not exclusive, and they may have similar arrangements with our competitors. If financial service providers are dissatisfied with our services and solutions, they may terminate their relationships with us and switch to our competitors. Moreover, we have seen financial service providers increasingly rely on their own online and technology capabilities to serve online and mobile users in recent years. There can be no assurance that we can maintain good relationships with our existing financial service providers on commercially desirable terms, which may be impacted by changes in their internal policies as well. We may also fail to develop new relationships with additional financial service providers. As a result, our business, financial performance and prospects will be materially and adversely affected.

In addition, our cooperation arrangements with financial service providers, particularly commercial banks with which we cooperate, may be adversely affected by changes in applicable laws, regulations and regulatory policies in mainland China relating to online recommendation services, loan facilitation business and cooperation between financial institutions and third-party platforms. On April 1, 2025, the National Financial Regulatory Administration promulgated the Notice of the National Financial Regulatory Administration on Strengthening the Management of Internet Lending Facilitation Business of Commercial Banks and Enhancing the Quality and Efficiency of Financial Services, which imposes enhanced regulatory requirements on commercial banks engaging in internet lending facilitation business. Pursuant to this notice, commercial banks are required to strengthen the admission and list-based management of platform operators and credit enhancement service providers, conduct due diligence as well as independent risk assessment and approval, and enter into cooperation agreements with such institutions on a fair basis with a clear allocation of rights and responsibilities. The notice further requires commercial banks to specify service fees and credit enhancement fees, include credit enhancement fees in the borrower’s comprehensive financing cost, prohibit platform operators from charging borrowers any interest in any form, and enhance consumer protection by requiring adequate disclosure of key borrowing information and prohibiting the charging of any fees other than those duly disclosed. Furthermore, on March 3, 2026, the National Financial Regulatory Administration and the People’s Bank of China jointly issued the Provisions on Disclosure of Comprehensive Financing Costs for Personal Loan Business, which will become effective on August 1, 2026. These provisions impose enhanced disclosure obligations on lenders in connection with personal loan business. For examples, lenders are required to explicitly disclose to borrowers all interest and fee items charged by lenders and their cooperating institutions, the collection methods, applicable standards, charging entities and the annualized comprehensive financing cost to be borne by borrowers under normal performance scenarios. The provisions also required lenders to clarify in their cooperation agreements with cooperating institutions each party’s responsibilities for implementing such disclosure requirements. Failure to comply with these requirements, or to properly manage cooperating institutions, may subject lenders to heightened regulatory scrutiny and potential regulatory liability. As a result of these regulatory developments, our existing or potential financial service providers may adopt more stringent internal compliance and risk control policies, or otherwise adjust, limit or terminate their cooperation arrangements with us, which could materially and adversely affect our business, financial condition and results of operations.

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

Our business or the businesses of our financial service providers may be subject to a variety of laws and regulations governing financial services in mainland China. In particular, the mainland China government’s regulatory framework governing the new and evolving online consumer finance market, which is the source of the transactions that our platform facilitates, is evolving and is subject to further change and interpretation. For example, on March 16, 2023, the Communist Party of China Central Committee and the State Council released a plan on reforming the party and state institutions, including a formation of the National Financial Regulatory Administration on the basis of the China Banking and Insurance Regulatory Commission, directly under the State Council to oversee the whole financial industry except securities. The National Financial Regulatory Administration was established on May 18, 2023. Certain functions of the People’s Bank of China and the CSRC have been transferred to the National Financial Regulatory Administration. In addition, on January 13, 2026, the relevant PRC regulatory authorities promulgated the Measures for the Administration of Special Preventive Measures Against Money Laundering, which became effective on February 16, 2026. These measures require entities and individuals to adopt special anti-money laundering preventive measures for specified persons on the relevant list, including ceasing the provision of relevant financial and other services and restricting the transfer of relevant funds and assets. Furthermore, the mainland China government may enhance the implementation of existing laws and regulations, and may also adopt a stringent regulatory framework for the online and mobile consumer market in the future, and impose specific requirements, including licensing requirements, on market participants. It may be costly for us to comply with applicable laws and regulations in mainland China. If our practice is deemed to violate any existing or future laws and regulations, we may face injunctions, including orders to cease illegal activities, and may be subject to other penalties as determined by the government authorities. Furthermore, a significant number of financial service providers on our platform operate in the online and mobile consumer market, and consequently, new government laws and regulations, stricter enforcement of existing laws and regulations or even speculation regarding such developments on our financial service providers may materially and adversely affect our business, financial condition and prospects. For more details of relevant laws and regulations, please also refer to “—If any financial product on our platform or the business practice of us or any of our financial service providers is deemed to violate any new or existing laws or regulations in mainland China, our business, reputation, financial condition and results of operations could be materially and adversely affected.”

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

Data Security

●	In June 2021, the Standing Committee of the National People’s Congress of China promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the Cyberspace Administration of China, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. Pursuant to these measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that critical information infrastructure operators or network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. As of the date of this annual report, we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime is subject to further clarification from regulators, and the government authorities in mainland China may have certain discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under mainland China law. If we are deemed to be a critical information infrastructure operator under the cybersecurity laws and regulations in mainland China, we may be subject to obligations in addition to what we have fulfilled under the cybersecurity laws and regulations in mainland China.
●	On July 7, 2022, the Cyberspace Administration of China promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which came into effect on September 1, 2022. These measures require a data processor providing data to overseas recipients and falling under any of the specified circumstances to apply for a security assessment of cross-border data transfer by the national cybersecurity authority through its local counterpart. On February 22, 2023, the Cyberspace Administration of China promulgated the Measures on the Standard Contract for Cross-border Transfer of Personal Information, which became effective on June 1, 2023. These measures require personal information processors providing personal information to overseas recipients by entering into standard contracts and falling under any of the specified circumstances to file with the local counterpart of the Cyberspace Administration of China within ten business days from the effective date of relevant standard contracts. On March 22, 2024, the Cyberspace Administration of China promulgated the Provisions on Promoting and Standardizing Cross-Border Data Transfer, which set forth the circumstances exempted from performing the security assessment or filing procedures for cross-border data transfer and further clarify the thresholds and scenarios for data processors to go through these procedures as stipulated under the aforementioned measures. Furthermore, on September 24, 2024, the Cyberspace Administration of China promulgated the Regulations for the Administration of Network Data Security, which came into effect on January 1, 2025. The Regulations for the Administration of Network Data Security restates and further specifies the legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. Among others, if the network data processing activities have or may have impacts on national security, such activities shall be subject to national security review in accordance with relevant laws and regulations. Any failure to comply with such requirements may subject us to suspension of services, fines, revocation of relevant business permits or business licenses and other penalties.

Personal Information and Privacy

●	The Anti-Monopoly Guidelines for the Platform Economy Sector published by the Anti-Monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of user information through coercive means by online platforms operators.
●	In August 2021, the Standing Committee of the National People’s Congress of China promulgated the PRC Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of government authorities in mainland China and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the PRC Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the Cyberspace Administration of China, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

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

In general, compliance with the existing laws and regulations in mainland China, as well as additional laws and regulations that mainland China regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, force us to change our business practices, adversely affect our business performance and the value of our securities, and subject us to negative publicity, which could harm our reputation and business operations. As of the date of this annual report, we have taken measures to protect cybersecurity, information security, data privacy and protection in material respects and we had not been subject to any fines or other material penalties from any competent regulatory authorities in mainland China related to cybersecurity, information security and data privacy and protection. Therefore, we believe we are compliant with the currently effective laws and regulations issued by the Cyberspace Administration of China related to cybersecurity, information security and data privacy and protection as mentioned above, to the extent applicable to us, in all material respects. However, there are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice, and therefore we cannot assure you that we, our subsidiaries in mainland China or the VIEs will comply with such laws and regulations in all respects and thus may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities, which may materially and adversely affect our business performance and the value of our securities. In addition, we are subject to newly issued rules regarding personal information audits, cybersecurity incident reporting and cross-border certification for personal information provision. Failure to timely fulfill the filing obligations for personal information audits, report cybersecurity incidents in accordance with applicable requirements, or comply with the certification procedures for cross-border provision of personal information may subject us to regulatory penalties, including fines, business suspension and mandatory rectification, which may materially and adversely affect our compliance status and business operations.

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

Financial products and the businesses of our financial service providers are regulated in mainland China. We may be indirectly subject to financial regulations in mainland China as a result of the financial products on our platform and our services to and cooperation with financial service providers. On December 1, 2017, the Internet Finance Rectification Office and the Online Lending Rectification Office jointly issued the Notice on Regulating and Rectifying “Cash Loan” Business, and on December 1, 2017, the Online Lending Rectification Office issued the Notice on the Rectification and Inspection Acceptance of Risk of Online Lending Intermediaries, both of which outlined more specific requirements on financial service providers. In addition, in March 2018, the Internet Finance Rectification Office issued the Notice on Strengthening the Rectification of Asset Management through the Internet and Carrying on the Inspection and Acceptance, which outlines more strict and specific requirements on the practices of asset management business including wealth management plan, through the internet, such as requirement on obtaining necessary licenses, prohibition of the sale on an agency basis or provision of sale agency service in any disguised form, by any Internet platform of any asset management products provided by any financial asset exchange which is not in full compliance with applicable laws. If any financial product on our platform is deemed to violate any laws or regulations in mainland China, we may be liable for listing the product or assisting in offering the product on our platform, even if we are not its provider.

In September 2019, the General Office of the China Banking and Insurance Regulatory Commission issued the Notice on Addressing Banking and Insurance Institutions’ Irregularities against Consumer Rights and Interests, according to which banks shall explicitly require that their third-party cooperation partners shall stop misleading sales, inappropriate collection activities, or forcible tie-in sales, and shall not double-charge financial institutions and consumers for the same service or illegally access the personal information of customers. Furthermore, in July 2020, the China Banking and Insurance Regulatory Commission promulgated the Interim Measures for Administration of the Internet Loan by Commercial Banks, according to which banks shall meet the management requirements related to risk system management, risk data and model management, information technology risk management and loan management in their cooperation with third-party cooperation partners on internet loan business, and if banks recommend Internet loan products to the target customers through third-party cooperation partners, such banks are required to sufficiently disclose the lender, actual annual interest rate, annualized comprehensive capital cost, arrangement for repayment of principal and interest and other information in obvious positions to safeguard the rights of customers to be informed and to make choice on their own, and shall not deprive the consumers of their rights to express their wishes by means of check by default, forced bundling or others. In March 2023, the General Office of the China Banking and Insurance Regulatory Commission promulgated the Notice on the Special Rectification Action of Illegal Lending Intermediaries, according to which the mainland China authorities shall organize banking financial institutions under its supervision or management to carry out a special rectification investigation of illegal lending intermediaries, select key institutions to carry out on-site supervision and guidance, and guide institutions to standardize their cooperation with lending intermediaries. On December 31, 2024, the National Financial Regulatory Administration promogulated the Interim Measures for the Supervision and Administration of Micro-loan Companies, which stipulate that, among others, micro-loan companies shall comply with the following requirements when cooperating with third party institutions: (i) micro-loan companies shall not outsource core businesses including credit review and rick control; (ii) micro-loan companies shall not co-finance loans with non-qualified institutions; (iii) micro-loan companies shall not cooperate with or accept services from institutions that has no financing guarantee license or fails to meet the qualification for engaging in credit insurance or guarantee insurance business; (d) micro-loan companies shall not help third party institutions to circumvent regulatory requirements such as off-site operation; (v) micro-loan companies shall not only provide services such as obtaining customers through marketing, client credit profile, risk assessment, information technology support and overdue collection of goods without making actual capital contributions; (vi) the ratio of a single contribution to an online loan jointly issued with a commercial bank shall not be less than 30%. If the third-party agents that cooperated with us are found to be in violations of the laws and regulations in mainland China, they may be subject to administrative penalties. Some of the financial service providers on our platform are banks or their agents. If our cooperation with any of these banks or their agents fails to strictly comply with the regulations mentioned above or any other applicable laws, the banks or their agents may not be allowed to continue their cooperation with us and consequently our business, financial condition and prospects may be materially and adversely affected. If any of our financial service providers or their agents is deemed to violate any laws or regulations in mainland China, we may be jointly liable due to the services or solutions we provide. We may have to remove financial products from our platform or terminate relationship with financial service providers or their agents. Although we have implemented internal control procedures reviewing and examining our financial service providers and their products on our platform to ensure their compliance with relevant provisions, including standards for onboarding financial service providers or their agents, examining their products and regular inspection throughout the cooperation process, as well as internal measures to deal with user complaints, as we have limited control over the financial products and the services provided by financial service providers or their agents, if any financial product on our platform is deemed to violate any laws, rules or regulations, or if we are deemed to have failed to duly perform the duty of care when screening the financial service providers or the products on our platform, we may face, among others, regulatory warnings, correction orders, condemnation, fines and criminal liability. As a result, our business, reputation, financial performance and prospects could be materially and adversely affected.

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

Any negative publicity about the foregoing or other aspects of our company, including but not limited to our brand, management, business, legal compliance, financial condition or prospects, whether with merit or not, could severely compromise our reputation and harm our business and operating results. In addition, negative publicity with respect to our financial service providers or the industry in which we operate may materially and adversely affect our business and results of operations. In July 2019, the Ministry of Industry and Information Technology identified us as one of many internet companies that had instances of improper collection or use of personal information either without prior user consent or with misleading or unclear user consent and required us to rectify accordingly. For similar reasons, we received one order to rectify in April 2023 and another in July 2025 from the competent authorities. We have taken necessary measures to rectify and improve our personal information and data protection system. These incidents attracted negative publicity with respect to our reputation and the “RONG360” brand. Such negative publicity may adversely affect our business and results of operations.

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

The massive volume of data that we process and store makes us or third-party service providers who host our servers an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect our database, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with users and financial service providers could be severely damaged, we could incur significant liability and our business and operations could be adversely affected. The PRC Cybersecurity Law, initially issued in November 2016 and revised in October 2025, stipulates that a network operator, including internet information services providers, must adopt technical measures and other necessary measures in accordance with applicable laws and regulations as well as compulsory national and industrial standards to safeguard the safety and stability of network operations, effectively respond to network security incidents, prevent illegal and criminal activities and maintain the integrity, confidentiality and availability of network data. While we have adopted comprehensive measures to comply with the applicable laws, regulations and standards, there can be no assurance that such measures will be effective. If we were found by the regulatory authorities to fail to comply with the PRC Cybersecurity Law, we would be subject to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, shutdown of our platform or even criminal liability, and our business, financial condition and results of operations would be adversely affected.

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

We are subject to reporting obligations under the U.S. securities laws. Among other things, the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, adopted rules requiring every public company, including us, to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. As we are a “non-accelerated filer,” our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

In connection with the preparation of our financial statements for the year ended December 31, 2025, we did not identify any material weakness in our internal controls and our financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. See “Item 15. Controls and Procedures.” Previously, we had identified one material weakness in our internal control over financial reporting as of December 31, 2024. As defined in the standards established by the U.S. PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness previously identified related to the management and measurement of digital assets. To address this material weakness, we implemented a series of remedial measures, including but not limited to: (i) enhancing compliance by migrating cryptocurrency assets to more secure and compliant storage platforms, (ii) formalizing internal policies and audit processes regarding electronic wallet management, and (iii) optimizing our internal control processes to enforce segregation of duties, periodic monitoring and stringent approvals. As a result of the remedial measures described above, our management concludes that the previously identified material weakness had been remediated as of December 31, 2025.

In the future, however, if we fail to maintain effective internal control over financial reporting, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Additionally, during the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404.

Furthermore, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the requirements differently from us. In addition, since we have been a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. If we fail to maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information.

A failure to maintain effective internal controls over financial reporting could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Current and future investments in and acquisitions of assets, technologies and businesses may fail and may result in equity and earnings dilution and significant diversion of management attention.

We have and may further invest in or acquire assets, technologies and businesses that are complementary to our existing business. This may include opportunities to expand our service offerings and strengthen our technology infrastructure and data analytical capabilities. Our investments or acquisitions may not yield the results we expect. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets, significant diversion of management attention and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating investments and acquisitions, and integrating the acquired businesses into ours, may be significant, and the integration of acquired businesses may be disruptive to our existing business operations. In the event that our investments and acquisitions are not successful, our financial condition and results of operations may be materially and adversely affected. For example, in September 2019, the business of Databook Tech Ltd., its subsidiaries and variable interest entity, or collectively Databook, was suspended and an investigation was conducted against Databook and certain of its employees by competent authorities in relation to the compliance of information collection or use. The investigation concluded in January 2021. Certain employees of Databook have been charged with criminal liabilities; other than Databook, neither our company nor our directors or officers were involved. In June 2022, we entered into a series of agreements with other minority shareholders of Databook, as a result of which we became a minority shareholder of Databook and no longer have control over Databook. In addition, certain entities that we and one of the VIEs acquired to support our business growth in China and overseas were negatively impacted by the COVID-19 pandemic and their actual financial performance were significantly below the forecasts at acquisition, and the development of these businesses slowed down. As a result, we recorded an impairment for goodwill of RMB10.2 million in 2022. See also “—We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.” In 2024, we invested US$1.0 million (RMB7.2 million) in preferred shares of Powerup Technology Inc., a U.S.-based holding company operating the Mexican neobank Stori. In addition, we committed US$4.7 million (RMB33.4 million) to limited partnerships targeting Web3 and AI startups aligned with our strategic initiatives. Both investments are measured using a cost-based method (ASC 321) and may face risks such as market volatility, regulatory changes in emerging sectors (e.g., Web3), or operational challenges in fintech markets. As of December 31, 2025, we held from 8.75% to 80.28% equity interests in other 6 entities and limited partnership funds through investments in their common shares or in-substance common shares. We account for these investments under the equity method because we have the ability to exercise significant influence but does not have control over the investees. For the year ended December 31, 2025, we recognized an aggregate investment income of RMB141 from these investments. In 2025, we entered into several entities and limited partnership agreements issued and managed by dedicated general partners with total cash consideration of US$2.8 million. The purpose of these entities and limited partnerships is to allocate investments into emerging Robots, Web3 and AI technology companies that align with our strategic initiatives. These investments were recognized and measured using an alternative cost-based method in accordance with ASC 321.

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

The current tensions in international trade and rising international political tensions may adversely affect our business, financial condition, and results of operations.

In recent years, there have been heightened trade and political tensions in international relations, particularly between the United States and China. These tensions have affected both diplomatic and economic ties between the two countries and created uncertainties to the international economy as a whole. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between major economies. The existing tensions and any further deterioration in the relationship between the United States and China and between other countries may have a negative impact on the general, economic, political, and social conditions around the globe, United States and China in particular, and thus adversely impact our business, financial condition, and results of operations.

The U.S. government has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, and foreign investment filing and approval requirements. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. For example, since early 2025, the United States has implemented significant changes to U.S. trade policy with China, including by imposing additional tariffs on Chinese imports. China has responded by imposing, and proposing to impose additional or higher tariffs on products imported from the United States, among other measures. There remains considerable uncertainty regarding future tariff rates and the trajectory of U.S.-China trade relations. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy.

In addition, the United States government has taken efforts to limit the outbound U.S. investments to China. On August 9, 2023, the Biden administration of the United States released an executive order directing the Department of Treasury to create an outbound foreign direct investment review program that would require reporting on or (in more narrow circumstances) prohibit investments by U.S. persons involving “covered national security technologies and products.” On October 28, 2024, the Department of Treasury issued a final rule to implement the executive order, providing details on technical specifications and other aspects of the operative regulations, which came into effect on January 2, 2025. This is referred to as the Outbound Investment Rule. The Outbound Investment Rule imposes investment prohibitions and notification requirements on U.S. persons for a wide range of investments in entities associated with “countries of concern,” currently only China, that are engaged in activities relating to (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. These entities are collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Outbound Investment Rule are prohibited from making, or required to report, transactions involving Covered Foreign Persons that are defined as “covered transactions,” although the Outbound Investment Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities. The Outbound Investment Rule introduces new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. We do not believe that Jianpu Technology Inc. would be defined as a Covered Foreign Person under the Outbound Investment Rule because we do not engage in a “covered activity” (as defined in the Outbound Investment Rule) or otherwise meet the definition of Covered Foreign Persons provided in the Outbound Investment Rule. However, there is no assurance that the U.S. Department of Treasury will take the same view as ours. If we were to be deemed a “Covered Foreign Person,” and if U.S. persons were to engage in a “covered transaction” (as defined under the Outbound Investment Rule) that involves the acquisition of our equity interests, such U.S. persons may need to make a notification pursuant to the Outbound Investment Rule. In addition, even though U.S. persons’ acquisitions of publicly traded securities (such as our ADSs) will be exempted from the scope of covered transactions under the Outbound Investment Rule, the rule could still limit our ability to raise capital or contingent equity capital from U.S. investors given that the relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a Covered Foreign Person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the Outbound Investment Rule or the introduction of additional regulations. For example, on February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries,” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. As of the date of this annual report, the proposed changes under the America First Investment Policy are not implemented. In addition, on December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025, or the COINS Act, was enacted as part of the National Defense Authorization Act for Fiscal Year 2026. The COINS Act largely preserves the core framework of the Outbound Investment Rule while expanding its scope and coverage in certain respects such as expanding covered activities in high-performance computing and supercomputing and hypersonic systems and including more countries of concern The COINS Act will not become effective until the U.S. Department of the Treasury issues implementing regulations, which must be promulgated through notice-and-comment rulemaking and no later than March 13, 2027. Accordingly, the Treasury may amend, expand or otherwise modify existing outbound investment prohibitions and restrictions pursuant to the COINS Act. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities across the globe, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on the demand of our products and services, and thus negatively affect our business, prospects, financial condition, and results of operations.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

The global macroeconomic environment faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Russia-Ukraine conflict, the Hamas-Israel conflict, the conflict in the Persian Gulf and surrounding areas as far west as Israel and Lebanon, and the restrictions at various times on shipping through the straits of Hormuz and the Red Sea have heightened geopolitical tensions across the world. The impact of the regional conflicts has contributed to increases in food and energy prices and thus to inflation more generally, with the potential for even more serious consequences if oil and gas facilities are destroyed or shipping is affected for an extended period of time. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. In addition, our customers are vulnerable to changes in macroeconomic conditions. If macroeconomic conditions deteriorate, our customers may be directly affected, which in turn may lead to higher default rates or decreasing borrowings. As a result, any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

Foreign ownership of internet-based businesses, such as distribution of online information, is subject to restrictions under current laws and regulations in mainland China. For example, unless in certain pilot zones where further opening up measures for foreign investments are implemented, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider which is engaged in internet information provision business like us in accordance with the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2024 version), which was promulgated on September 26, 2024 and took effect on November 1, 2024, and other applicable laws and regulations. We currently conduct operations or may conduct certain other operations subject to foreign investment restrictions or prohibitions in mainland China through the VIEs, and we have entered into a series of contractual arrangements with the VIEs and their shareholders, which are not equivalent to equity ownership in the business of the VIEs. Despite the lack of equity ownership, as a result of these contractual arrangements, we are deemed the primary beneficiary of the VIEs for accounting purposes, which is not akin to a parent-subsidiary relationship, and we consolidate the VIEs in accordance with U.S. GAAP as required by ASC Topic 810, Consolidation. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” Holders of our ADSs hold equity interest in Jianpu Technology Inc., our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIEs. If the mainland China government deems that our contractual arrangements with the VIEs do not comply with mainland China regulatory restrictions on foreign investment in relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties, forced to relinquish our interests in those operations or required to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledge of the VIEs, which in turn would affect our ability to consolidate the VIEs in accordance with U.S. GAAP, which contributed to 7.3% of our revenues (excluding inter-company revenues) in 2025, and thus would have a material effect on our operations and result in the value of the securities diminishing substantially. Our shares may decline in value if we are unable to assert our contractual control rights over the assets of our subsidiaries in mainland China and the VIEs that conduct all or substantially all of our operations. Our holding company in the Cayman Islands, the VIEs and our investors face uncertainty about potential future actions by the mainland China government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group.

In the opinion of Han Kun Law Offices, our PRC legal counsel, (i) the ownership structure of our wholly foreign owned subsidiaries and the VIEs in mainland China does not result in any violation of laws and regulations currently in effect in mainland China, and (ii) each of the agreements under the contractual arrangements between our wholly foreign owned subsidiaries, the VIEs and the shareholders of the VIEs that are governed by mainland China law are valid and binding upon each party to such agreements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect, and do not result in any violation of laws or regulations currently in effect in mainland China. However, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules in mainland China, and there can be no assurance that the regulatory authorities and courts in mainland China will take a view that is consistent with the opinion of our PRC legal counsel.

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

RDD is 40% owned by the appointed family member of our chairman of the board of directors, Mr. Daqing (David) Ye, 40% owned by Mr. Jiayan Lu, who is our director and co-founder, and 20% owned by Mr. Caofeng Liu, who is our director, acting chief executive officer, chief technology officer, chief operating officer and co-founder. Owners of the other VIEs include Jianpu’s employees, family members of our co-founders, one affiliate to our co-founder and an investment holding company controlled by the founder of an acquired subsidiary. They may have potential conflicts of interest with us. These shareholders may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to effectively control the VIEs and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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

Our current auditor, Marcum Asia CPAs LLP (“Marcum Asia”), the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, is registered with the PCAOB and subject to laws of the United States, pursuant to which the PCAOB conducts regular inspections to assess its compliance with applicable professional standards. Marcum Asia is headquartered in New York, New York and is regularly inspected by the PCAOB.Although the PCAOB vacated its 2021 determinations and now conducts complete inspections of registered public accounting firms headquartered in mainland China and Hong Kong, its ability to continue such complete access in the future is subject to uncertainty and depends on factors outside our control, including regulatory positions taken by relevant authorities. If the PCAOB were unable to inspect completely registered public accounting firms in mainland China and Hong Kong in the future, such uncertainty could adversely impact investor confidence in our audit procedures, financial information and financial statement quality, even though our auditor is located in the United States.

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

A number of laws and regulations in mainland China have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the PRC Anti-Monopoly Law itself, these include the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six mainland China regulatory agencies in 2006 and amended in 2009, and Measures for the Security Review of Foreign Investments promulgated in 2020. These laws and regulations impose requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a mainland China domestic enterprise. In addition, the PRC Anti-Monopoly Law requires that the anti-monopoly enforcement agency be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Measures for the Security Review of Foreign Investments specify that (i) investments in military industry, military industrial supporting and other fields relating to the security of national defense, and investments in areas surrounding military facilities and military industry facilities; and (ii) investments in important agricultural products, important energy and resources, important equipment manufacturing, important infrastructure, important transport services, important cultural products and services, important information technology and Internet products and services, important financial services, key technologies and other important fields relating to national security, and obtaining the actual controlling stake in the investee enterprise, foreign investors or the relevant parties in China shall take the initiative to declare to the office of the working mechanism prior to implementation of the investments. In the future, we may grow our business by acquiring complementary businesses. Complying with the regulations to complete such transactions could be time consuming, and any required approval processes, including approvals from the anti-monopoly enforcement agency or the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our subsidiaries in mainland China to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a mainland China “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with mainland China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise is the beneficial owner of the dividends and owns no less than 25% of a mainland China enterprise. The State Administration of Taxation promulgated a circular in February 2018, which became effective from April 2018 and stipulates that in determining whether a non-resident enterprise has the status as a beneficial owner, comprehensive analysis shall be conducted based on the factors listed therein and the actual circumstances of the specific case shall be taken into consideration. Specifically, it expressly excludes an agent or a designated payee from being considered as a “beneficial owner”. Furthermore, the Announcement of the State Taxation Administration on Issuing the Measures for Non-resident Taxpayers’ Enjoyment of Treaty Benefits, which became effective in January 2020, requires non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file reports and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other tax rules and regulations. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—Mainland China.” We did not record any withholding tax on the retained earnings of our subsidiaries in mainland China as of December 31, 2023, 2024 and 2025. We do not have any present plan to have our subsidiaries to distribute their earnings overseas, and we intend to retain most, if not all, of our available funds and any future earnings in China to operate and expand our business within mainland China. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the tax authority or we will be able to complete the necessary filings with the tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to any dividends to be paid by our subsidiaries in mainland China to our Hong Kong subsidiaries.

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

We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2025, and we will likely be a PFIC for the current taxable year and possibly for future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Based on the nature and composition of our assets (in particular, the retention of substantial amounts of cash and deposits), and the market price of our ADSs and Class A ordinary shares, we believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2025, and we will likely be a PFIC for the current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

In January 2024, our board of directors authorized a share repurchase program, under which we may repurchase up to US$3 million of the ADSs or Class A ordinary shares for the next 12 months. In December 2024, our board of directors approved an extension of our existing share repurchase program for an additional 12 months. As of December 31, 2025, our company had repurchased an aggregate of 594,050 ADSs and 40,631,775 Class A ordinary shares for a total cost of approximately US$1.6 million. Our board of directors may in the future authorize additional share repurchase programs. We cannot guarantee that any share repurchase program authorized by our board of directors will be fully consummated or will enhance long-term shareholder value. Share repurchase programs could affect the price of our ADSs and increase volatility and may be suspended or terminated, which may result in a decrease in the trading price of our ADSs. The implementation of a share repurchase program could also diminish our cash reserves.

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

Our board of directors has complete discretion as to whether to distribute dividends. On April 16, 2025, our board of directors authorized a special cash dividend of US$40 million to be distributed to the shareholders of Jianpu Technology Inc. Subsequently, on August 4, 2025, our board of directors approved the distribution of a cash dividend of US$0.0995 per ordinary share, or US$1.99 per ADS, to holders of ordinary shares and ADSs of record as of the close of business on August 18, 2025, Beijing Time and New York Time, respectively, payable in U.S. dollars. Our board of directors may declare and pay dividends again in the future. However, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

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

We commenced our operations in 2011, when Beijing Rongshiji Information Technology Co., Ltd. was established in preparation for the launch of our platform. Mr. Daqing (David) Ye, the chairman of our board of directors, Mr. Jiayan Lu, our director, Mr. Caofeng Liu, our director, acting chief executive officer, chief technology officer and chief operating officer, and Mr. Chenchao Zhuang are our co-founders.

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

From 2018 until now, we have set up and acquired several subsidiaries and variable interest entities to support our business growth in China and overseas. We introduced our insurance brokerage business after completing the acquisition of the majority of equity interests in an insurance brokerage company at the end of 2019. Through the acquisition of 50.5% of equity interests in Newsky Wisdom Treasure (Beijing) Co., Ltd., or Newsky Wisdom, in 2020, we provided system-based total solutions to our financial service providers. During the second quarter of 2023, we transferred 35.5% shares in Newsky Wisdom to its founder and consequently became a minority shareholder of Newsky Wisdom. Furthermore, in August 2023, we entered into another share transfer agreement with a third-party buyer to sell our remaining 15% equity interests in Newsky Wisdom, which was completed in late October 2023. In addition, we acquired majority of equity interest in a Hong Kong-based independent digital media platform in 2019 and secured three registrations in respect of financial marketplace, credit scoring and verification technology in Indonesia in 2020 and 2021. We also leveraged our integrated marketing solutions and recommendation capabilities to expand into non-financial product category starting in the first quarter of 2021. For more details, see “Item 4. Information on the Company—C. Organizational Structure.”

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

On April 16, 2025, our board of directors have approved a phased wind-down of the credit card recommendation services and other non-core business activities. Our management and directors determined that such changes align with our long-term strategic objectives and will strengthen our focus on our core competencies. We officially discontinued the credit card recommendation services in March 2026.

Our principal executive offices are located at 5F Times Cyber Building, 19 South Haidian Road, Haidian District, Beijing, People’s Republic of China. Our telephone number at this address is +86-10-6242-7068. Our registered office in the Cayman Islands is located at the offices of Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite #5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands. We maintain our web site at https://ir.jianpu.ai.

All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for a discussion of our capital expenditures.

B.	Business Overview

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

Our users have convenient access to a wide variety of financial products on our platform. We are able to identify and recommend the most suitable products for each user’s specific financial circumstances from a wide selection of products with different operational requirements and geographic coverage offered by financial service providers. Users can easily compare the terms and conditions of financial products from different financial service providers on our platform. Because consumers in China lack understanding of the increasingly complicated financial products available on the market, we enable them to access a wide range of information and content on our platform and through other channels, including short videos, online articles, social networks, and offline booklets and handouts. Our content educates and provides valuable information to users to make more informed financial decisions, serves as a reference point for financial institutions and is widely reported by the media and other institutions.

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

We launched our online platform with loan products recommendation services in the first quarter of 2012. We introduced our risk management services and solutions in the second quarter of 2015. Starting in 2019, we also began expanding our footprints to outside of mainland China, including Hong Kong and Southeast Asia in 2019. In the first quarter of 2021, we further expanded into non-financial product category by leveraging our integrated marketing solutions and recommendation capabilities.

Our Open Platform

We operate an open platform for the discovery and recommendation of financial products in China. Financial and non-financial service providers offer a wide variety of financial products on our platform, including loan products and other products. While we previously offered recommendation services for insurance products and credit cards, these services were discontinued in 2024 and 2026, respectively. In addition to matching users to financial products, we provide a wide range of services and solutions to financial service providers on our platform, including sales and marketing solutions and digital intelligence as a service solutions. Moreover, we provide extensive professional content on financial products, industry insights, financial education and consumer rights protection in many forms, including short videos, online articles and offline booklets and handouts.

Financial Products on Our Platform

Our platform has different kinds of financial and other products. All of the financial products on our platform are offered and sold by financial service providers. Depending on our arrangement with the respective financial service provider, applications for financial products may be hosted on our platform or referred to the financial service provider’s platform.

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

Credit Card Products

We introduced credit card recommendation services on our platform in the third quarter of 2013. We provided recommendation services in respect of credit card products offered by credit card issuers or their agents. Our platform featured credit card offers from major issuers and popular credit cards targeting different user groups and lifestyles. Besides regular credit cards, our platform also provided recommendations of specialty theme cards such as travels cards, female lifestyle cards, cards tailored for online shopping and virtual credit cards.

Our credit card recommendation services revenue is generally determined on a cost-per-success basis, where the success is most often defined as the issuance of a credit card and in other cases by the completion of an application or the first usage of a credit card, depending on the issuer’s policy. Our credit card recommendation services revenue accounted for 4.5% of our total revenues for 2025.

On April 16, 2025, our board of directors approved a phased wind-down of the credit card recommendation services. We officially discontinued the credit card recommendation services in March 2026. We believe this adjustment will strengthen our focus on our core competencies.

Insurance products

To diversify the financial product categories on our platform, we introduced insurance brokerage services under the brand name Anguo Insurance Brokerage after completing the acquisition of a licensed insurance brokerage company in China in the fourth quarter of 2019. In 2024, we transferred 100% of the shares of Anguo, which is an insurance brokage company that we acquired in December 2019, to a third party, due to its underperformance as a part of our ongoing portfolio optimization efforts that focus on core growth opportunities. Anguo held less than 10% of our total assets as of December 31, 2023 and June 30, 2024, and contributed less than 10% of our revenue for both the year ended December 31, 2023 and the six months ended June 30, 2024.

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

Starting in the first quarter of 2021, we leveraged our integrated marketing solutions and recommendation capabilities to expand into non-financial product category. The revenue of marketing and other services was RMB96.1 million (US$13.7 million) in 2025.

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

We have sales and business development personnel based at our headquarters in Beijing, at our regional offices in Shanghai and Shenzhen and two tier-2 cities in China. The sales and business development personnel at our regional offices focus on catering and understanding local market requirements, which helps the other teams at our headquarters remain abreast of developments with financial service providers in different regions in China. This allows our sales and business development team to work closely with the research and development team and operations team at our headquarters to maintain a coherent sales and business development strategy.

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

Seasonality

Historically, our revenue and operating results have fluctuated in the past from quarter to quarter due in part to seasonal variations in demand for financial products. Typically, our revenue is lowest in the first quarter of the year, in part due to the reduced level of borrowing activities during the Chinese New Year holiday, and highest in the fourth quarter of the year. However, beginning in 2023, we observed a departure from these trends, with revenue becoming more evenly distributed throughout the year. This shift continued into 2025, where seasonality had no material impact on our performance. We believe this change is primarily due to evolving macroeconomic conditions in China, including adjustments in consumer spending, policy incentives, and broader economic recovery dynamics. As a result, traditional seasonal patterns no longer serve as a meaningful benchmark for our future performance.

Intellectual Property

We seek to protect our technology, including our proprietary technology infrastructure and core software system, through a combination of copyrights, trade secrets, trademarks and confidentiality agreements. As of December 31, 2025, we hold or otherwise have legal right to use 237 registered copyrights for software or work of art,144 registered domain names, including rong360.com, and 101 registered trademarks, including “Rong360.”

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

The PRC Cybersecurity Law, which was promulgated in November 2016 and revised in October 2025, requires a network operator, including internet information services providers among others, to adopt technical measures and other necessary measures in accordance with applicable laws and regulations as well as compulsory national and industrial standards to safeguard the safety and stability of network operations, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The PRC Cybersecurity Law emphasizes that any individuals and organizations that use networks must not endanger network security or use networks to engage in unlawful activities such as those endangering national security, economic order and the social order or infringing the reputation, privacy, intellectual property rights and other lawful rights and interests of others. The PRC Cybersecurity Law has also reaffirmed certain basic principles and requirements on personal information protection previously specified in other existing laws and regulations, including those described above. Any violation of the provisions and requirements under the PRC Cybersecurity Law may subject an internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

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

On 28 May, 2020, the National People’s Congress approved the PRC Civil Code, which has come into effect on 1 January 2021. Pursuant to the PRC Civil Code, a natural person shall have the right of privacy and the personal information of a natural person shall be protected by the law. Any organization or individual that need to obtain personal information of others shall obtain such information legally and ensure the security of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase, sell, provide, divulge or tamper with the personal information. The processing of personal information shall be subject to the principle of legitimacy, rightfulness and necessity, with no excessive processing, and shall meet the following requirements: (i) obtaining the consent of the natural person or the guardian thereof, unless otherwise provided by laws or administrative regulations; (ii) expressly stating the purpose, method and scope of information to be processed; and (iii) not violating the provision of the laws and administrative regulations and the agreement between the parties.

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

On February 12, 2025, the CAC promulgated the Measures for the Administration of Personal Information Protection Compliance Audits, or the Personal Information Protection Audits Measures, which became effective on May 1, 2025. The Personal Information Protection Audits Measures provide that where personal information processors conduct their own compliance audits for personal information protection, such audits must be carried out periodically by their internal compliance teams or designated external professional organizations to assess compliance with applicable laws and administrative regulations governing personal information processing. The measures further require personal information processors that process the personal information of more than 10 million individuals to conduct a personal information protection compliance audit at least once every two years. In addition, the CAC and other relevant authorities responsible for personal information protection may require personal information processors to engage external professional organizations to conduct compliance audits of their personal information processing activities in the following circumstances: (i) where material risks are identified in personal information processing activities that may seriously affect individuals’ rights and interests or reveal serious deficiencies in security measures; (ii) where the processing activities may infringe upon the rights and interests of a large number of individuals; or (iii) where a personal information security incident results in the leakage, tampering with, loss, or destruction of the personal information of more than one million individuals or the sensitive personal information of more than 100,000 individuals.

On September 11, 2025, the CAC issued the Administrative Measures on Cybersecurity Incident Reporting, which became effective on November 1, 2025. The measures set out the regulatory framework governing the identification, reporting, and handling of cybersecurity incidents in China and require network operators to assess incidents in accordance with the applicable grading guidelines.

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

The PRC Foreign Investment Law and it implementing rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market access stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s access to specific fields or industries, which will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investments beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with the special requirements on the shareholding, senior management personnel, etc. In the meantime, the competent authorities will formulate a catalogue of industries for which foreign investments are encouraged according to the needs for national economic and social development, to list the specific industries, fields and regions in which foreign investors are encouraged and guided to invest. The current industry entry clearance requirements governing investment activities in mainland China by foreign investors are set out in two categories, namely, the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2024 version), as promulgated by the National Development and Reform Commission and the Ministry of Commerce and taking effect on November 1, 2024, and the Encouraged Industry Catalogue for Foreign Investment (2025 version), as promulgated by the National Development and Reform Commission and the Ministry of Commerce on December 15, 2025 and taking effect on February 1, 2026. Industries not listed in these two catalogues are generally deemed “permitted” for foreign investment unless specifically restricted by other mainland China laws.

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

Regulation Related to Financial Services

On April 1, 2025, the National Financial Regulatory Administration promulgated the Notice of the National Financial Regulatory Administration on Strengthening the Management of Internet Lending Facilitation Business of Commercial Banks and Enhancing the Quality and Efficiency of Financial Services, pursuant to which commercial banks are required to strengthen the admission and list-based management of platform operators and credit enhancement service providers, conduct due diligence and independent risk assessment and approval, enter into cooperation agreements with such institutions on a fair basis with clear allocation of rights and responsibilities, specify the service fees and credit enhancement fees and include the credit enhancement fees in the borrower’s comprehensive financing cost, prohibit platform operators from charging borrowers any interest in any form, and further enhance consumer protection by requiring adequate disclosure of key borrowing information, while prohibiting the charging of any fees other than those duly disclosed.

On March 3, 2026, the National Financial Regulatory Administration and the People’s Bank of China jointly issued the Provisions on Disclosure of Comprehensive Financing Costs for Personal Loan Business, which will become effective on August 1, 2026. These provisions require lenders to clearly disclose to borrowers the comprehensive financing costs of personal loan business, including all interest and fee items charged by lenders and their cooperating institutions, the collection methods, applicable standards, charging entities, and the annualized comprehensive financing cost under normal performance scenarios. Lenders are also required to allocate in their cooperation agreements with cooperating institutions the respective responsibilities of each party for complying with such disclosure requirements. In addition, the provisions strengthen regulatory oversight of lenders and their cooperating institutions and provide for potential regulatory liability if lenders fail to comply with the relevant requirements or fail to properly manage their cooperating institutions.

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

Pursuant to the Administrative Measures for Anti-Money Laundering Agenda in Insurance Industry, which was promulgated on September 13, 2011 by the China Banking and Insurance Regulatory Commission and became effective on October 1, 2011, the Insurance Regulatory Commission shall organize, coordinate and direct anti-money laundering efforts in insurance industry.

Pursuant to the Measures for the Administration of Special Preventive Measures Against Money Laundering, which were promulgated on January 13, 2026 and became effective on February 16, 2026, any entity or individual shall adopt special preventive measures against money laundering with respect to the persons set forth in the relevant list in accordance with applicable laws. Such special preventive measures include, among others, immediately ceasing to provide financial and other services, or funds or assets, to the listed persons and their agents, organizations and personnel instructed by them, and organizations directly or indirectly controlled by them, and immediately restricting the transfer of relevant funds and assets.

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

On September 12, 2025, SAFE promulgated the Circular on Deepening the Reform of Foreign Exchange Management concerning Cross-border Investment and Financing, which permits foreign-invested enterprises to use lawfully generated foreign exchange profits for domestic reinvestment in China and relaxes certain restrictions under the negative list governing the use of capital account income. In particular, foreign-invested enterprises may transfer the relevant foreign exchange funds for domestic reinvestment into the capital account of the investee enterprise or that of the equity transferor for the purpose of capital transactions.

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

C.	Organizational Structure

The following diagram illustrates the principal entities in our corporate structure as of the date of this annual report:

Note:

(1)	The VIEs include RDD, KTN, GKZX and TCT. Shareholders of RDD and their respective shareholdings in RDD and relationship with our company are (i) Jiayan Lu (40%), our director and co-founder; (ii) Huijing Ye (40%), family member of one of our co-founders; and (iii) Caofeng Liu (20%), our director, acting chief executive officer, chief technology officer, chief operating officer and co-founder. Shareholders of KTN and their respective shareholdings in KTN and relationship with our company are (i) Shusheng Li (60%), our employee; and (ii) Hao Chen (40%), our employee. The shareholding structure of KTN was updated in both 2025 and 2026. Concurrently with each completion of equity transfer in KTN, the previous contractual arrangements we entered into with KTN’s then previous shareholders that provided us with effective control over KTN were terminated and a new set of contractual arrangements with the same terms were entered into with KTN’s then current shareholders. Shareholders of GKZX and their respective shareholdings in GKZX and relationship with our company are (i) Haiping Liu (5%), our employee; and (ii) Deyou Zhou (95%), our employee. The shareholding structure of GKZX was updated in 2021, 2022 and 2026. Concurrently with each completion of equity transfer in GKZX, the previous contractual arrangements we entered into with GKZX’s then previous shareholders that provided us with effective control over GKZX were terminated and a new set of contractual arrangements with the same terms were entered into with GKZX’s then current shareholders. Shareholders of TCT and their respective shareholdings in TCT and relationship with our company are (i) Mingzhi Zhang (51%), our employee; and (ii) Limin Xu (49%), our employee. The shareholding structure of TCT was updated in 2026. Concurrently with each completion of equity transfer in TCT, the previous contractual arrangements we entered into with TCT’s then previous shareholders that provided us with effective control over TCT were terminated and a new set of contractual arrangements with the same terms were entered into with TCT’s then current shareholders.

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

The following is a summary of the contractual arrangements entered into by and among RQN or Beijing Rongsanliuling Information Technology Co., Ltd., or R360, as applicable, the applicable VIE and the shareholders of the applicable VIE. Terms contained in each set of contractual arrangements with the VIEs and their respective shareholders are substantially similar.

Agreements that allow us to consolidate the VIEs under U.S. GAAP

Exclusive Purchase Option Agreements. Pursuant to each exclusive purchase option agreement by and among RQN or R360, as applicable, the applicable VIE, and the shareholders of the applicable VIE, each of the shareholders of the applicable VIE irrevocably grants RQN or R360, as applicable, an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under mainland China law, all or part of the shareholders’ equity interests in the VIE at the lowest price permitted by applicable mainland China law. In addition, the applicable VIE grants RQN or R360, as applicable, an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under mainland China law, all or part of the assets of the VIE at the price of the net book value of such assets, or the lowest price permitted by applicable mainland China law. Without the prior written consent of RQN or R360, as applicable, the applicable VIE may not increase or decrease the registered capital, dispose of its assets, enter into any material contract with a value exceeding a specific amount except for those executed in the ordinary course of business, appoint or remove any directors, distribute dividends to the shareholders, guarantee its continuance, amend its articles of association and provide any loans to any third parties. The shareholders of the applicable VIE agree that, without the prior written consent of RQN or R360, as applicable, they will not transfer or otherwise dispose of their equity interests in the VIE or create or allow any encumbrance on the equity interests. Each exclusive purchase option agreement remains effective until all equity interests in each applicable VIE held by its shareholders and all assets owned by each applicable VIE are transferred or assigned to RQN or R360, as applicable, or its designated representatives.

Equity Pledge Agreements. Pursuant to each equity pledge agreement by and among RQN or R360, as applicable, the applicable VIE, and the shareholders of the applicable VIE, each of the shareholders of the applicable VIE pledges all of their equity interests in the VIE to guarantee their and the VIE’s performance of their obligations under the contractual arrangements including, but not limited to, the applicable exclusive business cooperation agreement, the applicable exclusive purchase option agreement and the applicable shareholders’ power of attorney. If the applicable VIE or its shareholders breach their contractual obligations under these agreements, RQN or R360, as applicable, as pledgee, will have the right to dispose of the pledged equity interests. The shareholders of the applicable VIE agree that, during the term of the equity pledge agreements, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests, and they also agree that the rights of RQN or R360, as applicable, relating to the equity pledges shall not be prejudiced by the legal actions of the shareholders, their successors or their designates. During the term of each equity pledge agreement, RQN or R360, as applicable, has the right to receive all of the dividends and profits distributed on the pledged equity interests. The equity pledges remain effective until the applicable VIE and its shareholders discharge all their obligations under the contractual arrangements. We have registered the equity pledges in RDD, KTN and TCT with relevant office of the administration for market regulation in accordance with the relevant PRC laws. We are in the process of completing the registration of the equity pledge in GKZX for one of the shareholders and we expect that all of the shareholders of GKZX will have complete equity pledge registrations.

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

In the opinion of Han Kun Law Offices, our PRC legal counsel:

●	the ownership structure of the VIEs and our wholly foreign owned subsidiaries in mainland China does not violate any applicable laws or regulations currently in effect in mainland China; and
●	each of the agreements under the contractual arrangements among our wholly foreign owned subsidiaries, the VIEs and the shareholders of the VIEs governed by mainland China law are valid and binding upon each party to such agreements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect and do not violate any applicable laws or regulations currently in effect in mainland China.

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

Our headquarters are located at the Zhongguancun technology hub in Beijing. Our research and development facilities and our management and operations facilities are located at our headquarters and another location in Beijing. We have sales and business development personnel at our headquarters in Beijing and at our regional offices in Shanghai and Shenzhen. We currently lease approximately 1,809 square meters of office space in Beijing, approximately 216 square meters of office space in Shanghai, approximately 15 square meters of office space in Shenzhen and approximately 22 square meters of office space in other cities in China.

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

We generate our revenue primarily from fees that we charge financial service providers or their agents for our recommendation services for financial products on a cost-per-action basis or cost-per-success basis. We also offer financial service providers digital intelligence as a service solutions. To a lesser extent, we generate revenue from marketing solutions and services provided to telecommunication services providers.

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

The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the years presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenues:
Recommendation services	744,427	69.6	698,056	69.4	801,186	114,568	81.9
Digital intelligence as a service	86,108	8.1	85,039	8.5	81,505	11,655	8.3
Marketing and other services	238,878	22.3	222,976	22.1	96,082	13,740	9.8
Total revenues	1,069,413	100.0	1,006,071	100.0	978,773	139,963	100.0

Recommendation services.

We record fees charged for our recommendation services for loan products either on a cost-per-action basis, where the action is generally determined by a user’s completion of a loan application, or an amount charged based on a pre-agreed percentage of loan principal amount underwritten by the financial service providers. In 2025, our loan recommendation revenue continued its upward trajectory, marking a consistent year-over-year growth since 2021.

We record fees charged for our recommendation services for credit card products on a cost-per-success basis, where the success is most often defined as the issuance of a credit card and in other cases by the completion of an application or the first usage of a credit card, depending on the credit card issuer’s policy. Revenues from recommendation services for credit cards experienced downward trend through 2023 to 2025, primarily because certain credit card issuers shrunk marketing allocations, coupled with fierce competition in the credit card promotion area and the tightening regulatory environment. On April 16, 2025, our board of directors approved a phased wind-down of the credit card recommendation services. In March 2026, we terminated the credit card recommendation services.

Digital intelligence as a service.

We provide digital intelligence as a service designed to aid financial service providers in enhancing their customer acquisition strategies, conducting comprehensive credit assessments, detecting and preventing fraud, and improving operational efficiency. Among these services, a specific business model involves collaboration with licensed credit reporting agencies to provide data-based risk management services. We consider whether it should report revenues on a gross or net basis by assessing all indicators set forth in ASC 606, and determine if we are acting as principal or agent. For arrangements where we control the service before it is transferred to the customer as a principal, revenue is recorded on a gross basis. Otherwise, the revenue is recorded on a net basis.

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

Marketing and other services.

Marketing and other services primarily consist of insurance brokerage services and other marketing services. We provide insurance brokerage services to sell insurance policies on behalf of insurance companies, which services were introduced in 2020. We disposed the insurance brokerage services following our transfer of 100% of the shares of Anguo to a third party in 2024. Other marketing services primarily consist of the marketing solutions and services in respect of user acquisition, product promotion and other marketing activities provided to telecommunication service providers, e-commerce marketplaces and other merchants. On April 16, 2025, our board of directors approved a phased wind-down of other non-core business activities.

Costs and Expenses

Our costs and expenses consist of cost of promotion and acquisition, cost of operation, sales and marketing expenses, research and development expenses, and general and administrative expenses.

The following table sets forth our costs and expenses, both in absolute amount and as a percentage of total revenues, for the years indicated:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Cost of promotion and acquisition	(729,120)	(68.2)	(573,146)	(57.0)	(590,199)	(84,397)	(60.3)
Cost of operation	(66,874)	(6.3)	(64,911)	(6.5)	(63,418)	(9,069)	(6.5)
Total cost of services	(795,994)	(74.5)	(638,057)	(63.5)	(653,617)	(93,466)	(66.8)
Sales and marketing expenses	(131,709)	(12.3)	(149,008)	(14.8)	(123,264)	(17,627)	(12.6)
Research and development expenses	(94,717)	(8.9)	(77,938)	(7.7)	(72,530)	(10,372)	(7.4)
General and administrative expenses	(99,518)	(9.3)	(90,391)	(9.0)	(107,817)	(15,418)	(11.0)
Total costs and expenses	(1,121,938)	(105.0)	(955,394)	(95.0)	(957,228)	(136,883)	(97.8)

Cost of promotion and acquisition

Cost of promotion and acquisition primarily consists of expenditures relating to user traffic acquisition and rewards to business partners for promotion on social network and social media platform, and marketing costs related to marketing and other services including commissions paid to individual insurance brokers.

Cost of operation

Cost of operation consists primarily of costs associated with maintenance of the platform including data acquisition costs, bandwidth and server hosting costs, call center outsourcing costs, online payment processing fees, depreciation, payroll and other related costs of operations. We expect our cost of operation in 2026 to remain relatively stable.

Sales and marketing expenses

Our sales and marketing expenses consist primarily of marketing expenses relating to marketing activities, payroll costs and related expenses for employees involved in sales and marketing activities, and expenses for the portion of call center operations that we outsource. We expense all sales and marketing costs as incurred. We expect our sales and marketing expenses in 2026 to remain relatively stable.

Research and development expenses

Our research and development expenses consist primarily of payroll costs and related expenses for employees involved in developing and improving our platform and our services and solutions. We expense all research and development costs as incurred. We expect our research and development expenses in 2026 to remain relatively stable.

General and administrative expenses

Our general and administrative expenses consist primarily of payroll costs and related expenses for employees involved in general corporate functions, including finance, legal and human resources, and professional fees relating to these functions. We expect our general and administrative expenses in 2026 to remain relatively stable.

Taxation

Cayman Islands

We are not subject to income or capital gains tax under the current laws of the Cayman Islands. There is, at present, no direct taxation in the Cayman Islands and interest, dividends and gains payable to the Company will be received free of all Cayman Islands taxes. There are no other taxes likely to be material to us levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands.

British Virgin Islands

Under the current laws of the British Virgin Islands, our subsidiary incorporated in British Virgin Islands is not subject to tax on income or capital gain. Additionally, the British Virgin Islands does not impose a withholding tax on payments of dividends to shareholders.

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

Provision for credit losses of accounts receivable and other receivables

Accounts receivable and other receivables recorded in prepayments and other current assets (collectively defined as “Receivables”) are stated at the historical carrying amount net of write-offs and allowance for credit losses. We measure credit losses for financial assets measured at amortized cost in accordance with ASC Topic 326, as amended by ASU 2025-05. Our receivables are within the scope of ASC Topic 326. In estimating credit losses, we consider relevant available information, including historical collection experience, current economic conditions, and reasonable and supportable forecasts. We have identified the relevant credit risk characteristics of its customers and the related receivables and other receivables which include size, type of the services or the products we provides, or a combination of these characteristics.

Receivables with similar credit risk characteristics have been grouped into pools. For each pool, we determine an expected loss rate based on historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions. This is assessed at each quarter based on our specific facts and circumstances. In the first half of 2024, we began to assess the expected loss rate based on historical average migrated rate, as we have sufficient historical information. This change in accounting estimate was effective January 1, 2024 and is accounted for prospectively in the Company’s consolidated financial statements. The change in the period of benefit did not have a material impact to the Company’s consolidated financial statements.

For the year ended December 31, 2025, we recorded RMB2.9 million (US$0.4 million) expected credit loss expense in general and administrative expenses. As of December 31, 2025, the expected credit loss provision accounts receivable and other receivables amounted to RMB38.6 million (US$5.5 million). The balances thereof are as follows as of December 31, 2025:

		Expected	Expected
	Original	credit loss	credit loss
	amount	provision	rate
Accounts receivable(1)	131,528	(38,024)	28.9%
Other receivables	28,716	(550)	1.9%

Note:

(1)	Allowance for credit losses consists of specific provision carried forward from 2019 of RMB23.1 million as of December 31, 2025.

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

Revenue recognition

We operate a platform for discovery and recommendation of financial products offered by a variety of financial service providers and non-financial service providers. Our platform includes our website, mobile website and mobile apps, which enable users to browse and search product information and initiate an online application. We generate revenues from recommendation services for credit cards and loan products, from digital intelligence as a service and from marketing and other services.

According to ASC 606, we recognize revenues when performance obligations under the terms of a contract with a customer are satisfied and promised services have been transferred to the customer, in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services and net of value-added tax.

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

Timing of revenue recognition may differ from the timing of payment from customers. We do not have material contract assets as we generally have the unconditional right to payment as revenue is recognized or the timing difference is immaterial. Accounts receivable represents amounts that we have satisfied the performance obligation and have the unconditional right to payment. Unearned revenue consists of payments received related to unsatisfied performance obligations at the end of the period, included in “Advance from customers” in our consolidated balance sheets. Due to the generally short-term duration of our contracts, the majority of the performance obligations are satisfied in one year. The amount of revenue recognized that was included in the receipts in advance from customers balance at the beginning of the year was RMB9.9 million and RMB11.2 million (US$1.6 million) for the years ended December 31, 2024 and 2025, respectively.

Recommendation services

We provide recommendation services for loan products, credit card products and membership benefit offered by financial institutions and other service providers on our platform. Regarding loan products, we help membership benefit providers, financial service providers or their loan sales representatives identify qualified individual users or borrowers. We consider membership benefit providers, financial service providers, including various types of licensed financial institutions and emerging technology-enabled financial service providers, or their loan sales representatives as our customers. Service fees for loan recommendation services are primarily based on the number of qualified user applications. The price for each recommendation is either a fixed price as agreed in the service contract, preset in the bidding systems by the customers, or an amount based on a pre-agreed percentage of the loan principal amount underwritten by the financial service providers. Revenue from loan recommendation services is recognized when all revenue recognition criteria are satisfied, generally when the user application is delivered to the customers or when the customers confirm the underwritten loan principal amount. After users or borrowers submit applications for the recommended products, we do not have any further obligations.

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

Digital intelligence as a service

We consider digital intelligence as a service designed to aid financial service providers in enhancing their customer acquisition strategies, conducting comprehensive credit assessments, detecting and preventing fraud, and improving operational efficiency. Among these services, a specific business model involves collaboration with licensed credit reporting agencies to provide data-based risk management services. We consider whether it should report revenues on a gross or net basis by assessing all indicators set forth in ASC 606, and determine if we are acting as principal or agent. For arrangements where we control the service before it is transferred to the customer as a principal, revenue is recorded on a gross basis. Otherwise, the revenue is recorded on a net basis. We provide Software as a Service(“SaaS”) - based risk management solutions, which allow financial service providers to conveniently manage acquisition efficiency, borrower screening and assessment in a comprehensive manner. We recognize revenues of SaaS-based risk management solutions upon completion of the services. Revenues from system maintenance services are recognized ratably over the contractual terms.

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

For service arrangements involved with third-party platform or suppliers, we consider whether we should report revenues on a gross or net basis by assessing all indicators set forth in ASC 606, and determine if we are acting as principal or agent. For arrangements where we control the service before it is transferred to the customer as a principal, as we are the primary obligor, subject to inventory risk, and having discretion in establishing prices, revenue is recorded on a gross basis on the amount of fees we billed to our customers. Otherwise, the revenue is recorded on a net basis.

Crypto assets

Prior to January 1, 2025, we accounted for all digital assets held as crypto assets, a subset of indefinite-lived intangible assets in accordance with ASC 350-60, Intangibles—Goodwill and Other—Crypto Assets. We have ownership of and control over the digital assets and uses third-party custodial services to secure it. The digital assets are initially recorded at cost and are tested annually for impairment. We perform an analysis to identify whether events or changes in circumstances, principally decreases in the quoted prices on the active exchange, indicate that it is more likely than not that any of the assets are impaired. In determining if an impairment has occurred, we consider the lowest price of digital assets quoted on the active exchange at any time since acquiring the specific digital assets held by us. If the carrying value of a digital asset exceeds that lowest price, an impairment loss has occurred with respect to that digital asset in the amount equal to the difference between its carrying value and such lowest price. The impaired digital assets are written down to their fair value at the time of impairment and this new cost basis will not be adjusted upward for any subsequent increase in fair value. Gains are not recorded until realized upon sale, at which point they are presented net of any impairment losses in the Company’s consolidated statements of comprehensive income/(loss). In determining the gain to be recognized upon sale, we calculate the difference between the sales price and carrying value of the specific crypto assets sold immediately prior to sale.

Starting from January 1, 2025, we adopted ASU 2023-08, Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets. Crypto assets are remeasured to fair value at each reporting date using the quoted price in the principal market for each token (Level 1 input under ASC 820). Unrealized gains and losses are presented in “Fair value changes of crypto assets” in the consolidated statement of operations and comprehensive income/(loss) within continuing operations. We used a modified retrospective approach with a cumulative-effect of a credit of approximately RMB28,246 to opening accumulated losses upon the initial adoption of this guidance. Accordingly, the changes in fair value recognized in 2025 are not comparable to the same period of 2024. For the year ended December 31, 2025, we recognized fair value losses of RMB15.2 million related to crypto assets.

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

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenues:
Recommendation services (including revenues from related parties of RMB1,134, RMB4,916 and RMB10,435 for the years ended December 31, 2023, 2024 and 2025, respectively)	744,427	69.6	698,056	69.4	801,186	114,568	81.9
Digital intelligence as a service (including revenues from related parties of RMB2,136, RMB263 and RMB341 for the years ended December 31, 2023, 2024 and 2025, respectively) (1)	86,108	8.1	85,039	8.5	81,505	11,655	8.3
Marketing and other services	238,878	22.3	222,976	22.1	96,082	13,740	9.8
Total revenues	1,069,413	100.0	1,006,071	100.0	978,773	139,963	100.0
Costs and expenses:
Cost of promotion and acquisition (including cost from related parties of RMB368, RMB4,903 and RMB9,617 for the years ended December 31, 2023, 2024 and 2025, respectively)	(729,120)	(68.2)	(573,146)	(57.0)	(590,199)	(84,397)	(60.3)
Cost of operations(2) (including cost from related parties of RMB1,069, RMB549 and RMB1,082 for the years ended December 31, 2023, 2024 and 2025, respectively)	(66,874)	(6.3)	(64,911)	(6.5)	(63,418)	(9,069)	(6.5)
Total cost of services	(795,994)	(74.5)	(638,057)	(63.5)	(653,617)	(93,466)	(66.8)
Sales and marketing expenses(2)	(131,709)	(12.3)	(149,008)	(14.8)	(123,264)	(17,627)	(12.6)
Research and development expenses (including expenses from related parties of RMB548, RMB225 and RMB843 for the years ended December 31, 2023, 2024 and 2025, respectively)	(94,717)	(8.9)	(77,938)	(7.7)	(72,530)	(10,372)	(7.4)
General and administrative expenses	(99,518)	(9.3)	(90,391)	(9.0)	(107,817)	(15,418)	(11.0)
(Loss) / income from operations	(52,525)	(5.0)	50,677	5.0	21,545	3,080	2.2
Net interest (expenses)/income	6,853	0.6	9,985	1.0	2,360	337	0.2
Fair value changes of crypto assets	—	—	—	—	(15,213)	(2,175)	(1.6)
Others, net	18,598	1.7	45,454	4.5	23,330	3,336	2.4
(Loss) /income before income tax	(27,074)	(2.7)	106,116	10.5	32,022	4,578	3.3
Income tax benefits	28	0.0	(218)	(0.0)	4	1	0.0
Net (loss) /income	(27,046)	(2.7)	105,898	10.5	32,026	4,579	3.3
Less: net loss attributable to noncontrolling interests	(274)	(0.0)	(233)	(0.0)	(66)	(9)	0.0
Net (loss) /income attributable to Jianpu’s shareholders	(26,772)	(2.7)	106,131	10.5	32,092	4,588	3.3

Notes:

(1)

Starting from the first half of 2024, we updated the description of our revenue stream “big data and system-based risk management services” to “digital intelligence as a service”, to provide more relevant and clear information. For consistency, we also adjusted the revenue description in comparative periods to align with the current classification.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Total revenues. Our total revenues decreased by 2.7% to RMB978.8 million (US$140.0 million) in 2025 from RMB1,006.1 million in 2024, primarily due to decreases in revenues from recommendation services for credit cards products and marketing and other services.

•

Revenues from recommendation services increased by 14.8% to RMB801.2 million (US$114.6 million) in 2025 from RMB698.1 million in 2024, primarily due to the increase in revenues from recommendation services for loans caused by the increase in the number of loan applications, partially offset by the decreases in revenues from recommendation services for credit cards products, as a result of the phased wind-down.

•	Revenue from digital intelligence as a service was RMB81.5 million (US$11.7 million) in 2025, which remained relatively stable compared with RMB85.0 million in 2024.
•

Revenues from marketing and other services decreased by 56.9% to RMB96.1 million (US$13.7 million) in 2025 from RMB223.0 million in 2024 primarily due to the contraction in non-core business activities, align with our long-term strategic objectives.

Cost of promotion and acquisition. Our cost of promotion and acquisition increased by 3.0% to RMB590.2 million (US$84.4 million) in 2025 from RMB573.1 million in 2024, primarily due to the increase in revenues from recommendation services for loans.

Cost of operation. Our cost of operation decreased by 2.3% to RMB63.4 million (US$9.1 million) in 2025 from RMB64.9 million in 2024. The decrease was primarily attributable to a decrease from RMB7.3 million in 2024 to RMB1.1 million in 2025 in call center outsourcing costs related to marketing and other services, partially offset by an increase from RMB38.7 million in 2024 to RMB44.3 million in 2025 in credit data acquisition costs.

Sales and marketing expenses. Our sales and marketing expenses decreased by 17.2% to RMB123.3 million (US$17.6 million) in 2025 from RMB149.0 million in 2024. The decrease was primarily due to the decrease from RMB51.2 million in 2024 to RMB41.1 million in 2025 in client service-related expenses, and the decrease from RMB78.0 million in 2024 to RMB68.3 million in 2025 in payroll expenses.

Research and development expenses. Our research and development expenses decreased by 6.9% to RMB72.5 million (US$10.4 million) in 2025 from RMB77.9 million in 2024, primarily due to decrease in payroll cost.

General and administrative expenses. Our general and administrative expenses increased by 19.3% to RMB107.8 million (US$15.4 million) in 2025 from RMB90.4 million in 2024. The increase was primarily due to the increase from RMB57.8 million in 2024 to RMB71.5 million in 2025 in payroll cost.

Fair value changes of crypto assets. We recognized a loss of RMB15.2 million from fair value changes of crypto assets in 2025, compared with nil in 2024. The loss was primarily due to the decline in the market value of crypto assets and the adoption of ASU 2023-08 accounting guidance for crypto assets, which requires measurement at fair value with changes recognized in net income.

Others, net. Our others, net decreased to RMB23.3 million (US$3.3 million) in the fiscal year of 2025 from RMB45.5 million in 2024, primarily due to the decrease of investment gain in 2025 compared to 2024. We recognized RMB13.6 million investment gain from the disposal of our 26.09% equity interest in Hangzhou Pulian Technology Co., Ltd. and an increase of RMB2.8 million from our investment measured at alternative method in 2025. In addition, we recognized an investment gain of RMB40.9 million resulting from disposal of subsidies in 2024.

Net income. As a result of the foregoing, we had a net income of RMB32.0 million (US$4.6 million) in 2025 as compared to a net income of RMB105.9 million in 2024.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Total revenues. Our total revenues decreased by 5.9% to RMB1,006.1 million in 2024 from RMB1,069.4 million in 2023, primarily due to the decreases in revenues from recommendation services and marketing and other services.

•

Revenues from recommendation services decreased by 6.2% to RMB698.1 million in 2024 from RMB744.4 million in 2023, primarily due to the decreases in revenues from recommendation services for credit cards products, as a result of the shrinking marketing allocations of credit card issuers, partially offset by the increase in revenues from recommendation services for loans caused by the increase in the number of loan applications.

•	Revenue from digital intelligence as a service was RMB85.0 million in 2024, which remained relatively stable compared with RMB86.1 million in 2023.
•	Revenues from marketing and other services decreased by 6.7% to RMB223.0 million in 2024 from RMB238.9 million in 2023, primarily due to the deconsolidation of Anguo in the second half of 2024.

Cost of promotion and acquisition. Our cost of promotion and acquisition decreased by 21.4% to RMB573.1 million in 2024 from RMB729.1 million in 2023, primarily due to the decreases in revenues from recommendation services and those from marketing and other services, and the improvement in operational efficiency resulting from the strategic optimization of business structure.

Cost of operation. Our cost of operation decreased by 3.0% to RMB64.9 million in 2024 from RMB66.9 million in 2023. The decrease was primarily attributable to a decrease from RMB9.1 million in 2023 to RMB3.9 million in 2024 in software development and maintenance costs related to the digital intelligence as a service, as well as a decrease from RMB41.3 million in 2023 to RMB38.7 million in 2024 in data acquisition costs, partially offset by an increase from RMB4.5 million in 2023 to RMB7.3 million in 2024 in call center outsourcing costs.

Sales and marketing expenses. Our sales and marketing expenses increased by 13.1% to RMB149.0 million in 2024 from RMB131.7 million in 2023. The increase was primarily due to the increase from RMB35.6 million in 2023 to RMB51.2 million in 2024 in client service-related expenses.

Research and development expenses. Our research and development expenses decreased by 17.7% to RMB77.9 million in 2024 from RMB94.7 million in 2023, primarily due to the decrease from RMB87.8 million in 2023 to RMB71.9 million in 2024 in payroll expenses resulting from our continued efforts in cost optimization.

General and administrative expenses. Our general and administrative expenses decreased by 9.1% to RMB90.4 million in 2024 from RMB99.5 million in 2023. The decrease was primarily due to the decrease from RMB24.4 million in 2023 to RMB11.8 million in 2024 in professional fees, partially offset by the increase from RMB53.6 million in 2023 to RMB57.8 million in 2024 in payroll expenses.

Others, net. Our others, net increased to RMB45.5 million in the fiscal year of 2024 from RMB18.6 million in the prior year. We recognized an investment gain of RMB40.9 million resulting from the disposal of Anguo and Conflux Global, as well as an investment gain of RMB5.9 million resulting from the termination of a non-controlling investment in 2024. In addition, we recognized an impairment loss for crypto assets of RMB3.9 million; while we recognized an investment gain of RMB12.6 million resulting from the disposal of Newsky Wisdom in 2023.

Net income. As a result of the foregoing, we had a net income of RMB105.9 million in 2024, compared with a net loss of RMB27.0 million in 2023.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 3 of our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	4,266	79,758	105,679	15,111
Net cash provided by investing activities	568	34,827	166,241	23,772
Net cash used in financing activities	(17,236)	(45,029)	(475,832)	(68,044)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	4,056	1,662	(405)	(56)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(8,346)	71,218	(204,317)	(29,217)
Cash and cash equivalents and restricted cash at beginning of the year	355,719	347,373	418,591	59,858
Including:
Cash and cash equivalents at beginning of the year	346,539	344,569	418,591	59,858
Restricted cash at beginning of the year	9,180	2,804	—	—
Cash and cash equivalents and restricted cash at end of the year	347,373	418,591	214,274	30,641
Including:
Cash and cash equivalents at end of the year	344,569	418,591	214,274	30,641
Restricted cash at end of the year	2,804	—	—	—

As of December 31, 2023, 2024 and 2025, respectively, our cash and cash equivalents and restricted cash were RMB347.4 million, RMB418.6 million and RMB214.3 million (US$30.6 million). Our cash and cash equivalents mainly represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, with no restrictions imposed by banks or other financial institutions on withdrawal or use, and have original maturities of three months or less. As of December 31, 2023, 2024 and 2025, our restricted cash was RMB2.8 million, nil and nil, respectively. Restricted cash represents cash that is restricted as to withdrawal or use for current operations. As of December 31, 2025, our cash and cash equivalents were held in both mainland China and jurisdictions outside of mainland China, with the majority held in jurisdictions outside of mainland China. Our cash and cash equivalents placed with financial institutions are insured by the deposit insurances adopted by the financial institutions in those jurisdictions to the extent required by applicable laws and general practices.

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

In addition, under laws and regulations in mainland China, our subsidiaries in mainland China and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. The amounts restricted include the paid-up capital and the statutory reserve funds of our subsidiaries in mainland China and the net assets of the VIEs in which we have no legal ownership, totaling RMB73.6 million, RMB96.2 million and RMB66.8 million (US$9.6 million) as of December 31, 2023, 2024 and 2025, respectively.

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

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Exchange.”

Jianpu Technology Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in mainland China and the VIEs. Under mainland China law, Jianpu Technology Inc. may provide funding to our subsidiaries in mainland China only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. In the years ended December 31, 2023, 2024 and 2025, Jianpu Technology Inc. extended loans with outstanding principal amount of RMB14.5 million, RMB8.2 million and RMB11.4 million (US$1.6 million), respectively, to our intermediate holding companies and subsidiaries, and received repayments of RMB9.6 million, RMB37.7 million and RMB295.6 million (US$41.3 million), respectively. In the years ended December 31, 2023, 2024 and 2025, the VIEs received nil, nil and nil, respectively, as capital investment (in the form of loans extended to nominee shareholders from our subsidiaries in mainland China) or as loans from our subsidiaries in mainland China. The VIEs may transfer cash to our subsidiaries in mainland China by paying service fees according to the contractual arrangements. For the years ended December 31, 2023, 2024 and 2025, no assets other than cash were transferred through our organization, neither our subsidiaries in mainland China nor the VIEs made cash dividends or other distributions to Jianpu Technology Inc. or its offshore subsidiaries, and no dividends or other distributions were made to U.S. investors. See “Item 3. Key Information—Cash Flows through Our Organization” for more details.

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

As of December 31, 2024 and 2025, our short-term borrowings were RMB202.4 million and nil, respectively. As of December 31, 2024, our short-term borrowings, with maturities of fewer than 12 months, represented bank loans denominated in Renminbi with fixed annual interest rate ranging 3.2%~3.7% and secured by short-term time deposits of Jianpu (Hong Kong) Limited. We are subject to certain restrictions in using such short-term borrowings, according to which the short-term borrowings should be used only in daily business operation. No covenants exist in relation to short-term borrowings.

Net cash provided by operating activities for the year ended December 31, 2025 was RMB105.7 million (US$15.1 million), as compared to net income of RMB32.0 million (US$4.6 million) for the same year. The principal changes in operating assets and liabilities mainly included (i) a decrease of RMB46.7 million (US$6.7 million) in account receivable, (ii) an increase of RMB23.4 million (US$3.4 million) in accrued expenses and other current liabilities, (iii) an increase of RMB13.9 million (US$2.0 million) in amount due to related parties, (iv) a decrease of RMB12.0 million (U$1.7 million) in accounts payable. The principal non-cash items affecting the difference between our net income and our net cash provided by operating activities in 2025 were RMB15.2 million (US$2.2 million) loss from fair value change of crypto assets, partially offset by RMB16.5 million (US$2.4 million) of gain on long-term investment.

Net cash provided by operating activities for the year ended December 31, 2024 was RMB79.8 million, as compared to net income of RMB105.9 million for the same year. The principal changes in operating assets and liabilities mainly included (i) an increase of RMB10.1 million in accrued expenses and other current liabilities, an increase of RMB8.7 million in account payable and an increase of RMB6.2 million in advance from customers resulting from our continued efforts in liquidity management; (ii) a decrease of RMB8.5 million in account receivable due to enhanced efficiency in our receivables management processes; (iii) an increase of RMB29.6 million in prepayments and other current assets due to business expansion. The principal non-cash items affecting the difference between our net income and our net cash provided by operating activities in 2024 were RMB48.9 million of investment income primarily due to deconsolidation of our subsidiaries.

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

Investing Activities

Net cash provided by investing activities for the year ended December 31, 2025 was RMB166.2 million (US$23.8 million), primarily due to a net cash inflow of RMB154.5 million (US$22.1 million) from maturity of restricted time deposits, a net cash inflow of RMB11.8 million (US$1.7 million) from sale of property and equipment, a net cash inflow of RMB11.6 million (US$1.7 million) from maturity of time deposits and a net cash inflow of RMB10.6 million (US$1.5 million) from cash proceeds from release of restricted time deposits, partially offset by a net cash outflow of RMB28.4 million (US$4.1 million) for long term investments.

Net cash provided by investing activities for the year ended December 31, 2024 was RMB34.8 million, primarily due to a net cash inflow of RMB31.4 million from deconsolidation of our subsidiaries and a net cash inflow of RMB32.4 million from maturity of time deposits and RMB20.3 million from maturity of restricted time deposits, partially offset by a net cash outflow of RMB48.8 million from long term investments and a cash outflow of RMB7.2 million from purchases of intangible assets, property and equipment.

Net cash provided by investing activities for the year ended December 31, 2023 was RMB0.6 million, primarily due to a net cash inflow of RMB11.8 million from deconsolidation of our subsidiaries, partially offset by a net cash outflow of RMB10.0 million from purchase of restricted time deposits.

Financing Activities

Net cash used in financing activities for the year ended December 31, 2025 was RMB475.8 million (US$68.0 million), including a net cash outflow of RMB256.3 million (US$36.7 million) of dividends paid and a cash outflow of RMB258.5 million (US$37.0 million) of repayment of short-term borrowings.

Net cash used in financing activities for the year ended December 31, 2024 was RMB45.0 million, including a net cash outflow of RMB33.8 million of repayment of short-term borrowings and a cash outflow of RMB11.3 million used for share repurchases.

Net cash used in financing activities for the year ended December 31, 2023 was RMB17.2 million, including a net cash outflow of RMB17.3 million of repayment of short-term borrowings.

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include our capital expenditures and operating lease commitments.

Our capital expenditures are primarily incurred for purchases of intangible assets, property and equipment. Our capital expenditures were RMB2.1 million in 2023, RMB7.2 million in 2024 and RMB0.3 million (US$0.0 million) in 2025.

As of December 31, 2025, we held from 8.75% to 80.28% equity interests in other six entities and limited partnership funds through investments in their common shares or in-substance common shares. We account for these investments under the equity method because we have the ability to exercise significant influence but does not have control over the investees. For the year ended December 31, 2025, we recognized an aggregate investment income of RMB0.1 million (US$0.0 million) from these investments.

Our operating lease commitments represent leases for our office premises. The following table sets forth our operating lease agreements as of December 31, 2025:

	Less than
	Total		1 Year		1–3 Years		3–5 Years		More than 5 Years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

	(in thousands)
Operating lease commitments	2,118	303	2,118	303	—	—	—	—	—	—

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2025.

Holding Company Structure

Jianpu Technology Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in mainland China and the VIEs in mainland China. As a result, Jianpu Technology Inc.’s ability to pay dividends depends upon dividends paid by our subsidiaries in mainland China. If our existing subsidiaries in mainland China or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in mainland China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the accounting standards and regulations in mainland China. Under mainland China law, each of our subsidiaries and the VIEs in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries and the VIEs may allocate a portion of their after-tax profits based on mainland China accounting standards to discretionary surplus funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. For the years ended December 31, 2023, 2024 and 2025, we did not have any profit appropriation to statutory surplus fund for our entities incorporated in mainland China was approximately. We did not make any appropriation to other reserve funds for any of the years presented. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by the SAFE. Our subsidiaries in mainland China have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Data and Technology” and “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2026 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies, Judgments and Estimates.”

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Daqing (David) Ye	53	Co-Founder and Chairman of the Board of Directors
Jiayan Lu	50	Co-Founder and Director
Caofeng Liu	43	Co-Founder, Director, Acting Chief Executive Officer, Chief Technology Officer and Chief Operating Officer
Ting Bun Denny Lee	58	Independent Director
Xiaoyan Zhang	49	Independent Director
Kuang-yu (Jeff) Liao	66	Independent Director
Xun (Amy) Zhang	43	Chief Financial Officer

Mr. Daqing (David) Ye has served as the chairman of our board of directors since October 2017. He served as our chief executive officer from October 2017 to October 2025. Additionally, Mr. Ye is a co-founder of RONG360, and has served as its chairman since its inception. Mr. Ye has also served as an independent non-executive director of Zero2IPO Holdings Inc. (HKEX: 1945) since June 2023. He has over 20 years of experience in operations and management of internet business and consumer financial institutions in China and the United States. Before founding our company, he served as head of marketing for PayPal, China from 2009 to 2011, director of digital marketing capabilities of American Express Company’s, Risk, Information & Banking Group in New York from 2007 to 2009, and senior manager of marketing analysis at AOL Inc. from 2004 to 2007. Mr. Ye started his career as a risk data analyst at Capital One Financial Corporation’s risk strategy and analysis team in 1998, and later worked as a credit risk manager at Global Credit Assurance & Consulting team, and managed statisticians and data analysts at the acquisition marketing team of Capital One’s Under Served Markets group from 2000 to 2004. Mr. Ye received a bachelor’s degree in engineering from Hunan University in China and a master’s degree in finance from the George Washington University in the United States. He obtained an EMBA degree from the PBC School of Finance, Tsinghua University in 2024.

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

Mr. Caofeng Liu has served as our director and chief technology officer since October 2017, our chief operating officer since March 2025, and our acting chief executive officer since October 2025. He is a co-founder of RONG360, and has served as its director since 2024. Prior to founding our company, Mr. Liu served as research and development manager at Baidu, Inc. from 2008 to 2011, senior research and development manager at kuxun.com from 2006 to 2008 and architect at tq.com from 2004 to 2006. Mr. Liu received a bachelor’s degree in electronic engineering from Nanchang Hangkong University in 2004. He obtained an EMBA degree from the PBC School of Finance, Tsinghua University in 2024.

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

Ms. Xun (Amy) Zhang has served as our chief financial officer since August 2025. Ms. Zhang has over fifteen years of financial management experience in multinational corporations and high-growth enterprises. Prior to joining us, Ms. Zhang served as a senior financial executive in the Global Pay division of ByteDance from 2024 to 2025. She also served as a senior financial executive at Alibaba Health from 2021 to 2023 and at Guazi.com from 2016 to 2020. Earlier in her career, she held senior financial positions at LightInTheBox Holding Co., Ltd. Ms. Zhang is a U.S. Certified Public Accountant (Inactive Status) and a Certified Management Accountant. Ms. Zhang received her bachelor’s degree in finance in 2005 and her master’s degree in finance in 2007 from Renmin University of China.

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

For the year ended December 31, 2025, we paid an aggregate of approximately RMB7.9 million (US$1.1 million) (excluding extra bonus payment and severance) in cash to our executive officers and directors. For share incentive grants to our officers and directors, see “—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our subsidiaries in mainland China are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

We assumed all outstanding share incentive awards issued under the RONG360 2012 Plan and administered the assumed awards pursuant to the Global Share Plan. As of February 28, 2026, a total of 23,474,169 awards (4,471,025 of which are exercisable), including the share awards succeeding from the RONG360 2012 Share Plan, has been granted under the Global Share Plan to our directors, employees and other eligible persons, and a total of 62,525,676 awards (7,787,861 of which are exercisable) has been granted under the 2017 Share Incentive Plan to our directors, management executives and employees.

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

The following table summarizes, as of February 28, 2026, the outstanding options that were granted to our directors, executive officers and other grantees in the aggregate under the Global Share Plan and the 2017 Plan, excluding options that were forfeited or canceled after the relevant grant dates:

	Ordinary Shares
	Underlying
	Outstanding	Exercise Price
Name	Options	(US$/Share)	Grant Date	Expiration Date
Daqing (David) Ye	1,550,000	0.01	December 2021, January 2022, December 2022, January 2023 and December 2024	December 2031, January 2032, December 2032, January 2033 and December 2034
Jiayan Lu	525,000	0.01	December 2021, January 2022, December 2022 and January 2023	December 2031, January 2032, December 2032 and January 2033
Caofeng Liu	2,421,420	0.01	December 2021, January 2022, December 2022, January 2023, December 2024 and October 2025	December 2031, January 2032, December 2032, January 2033, December 2034 and September 2035
Ting Bun Denny Lee	200,000	0.01	December 2021, January 2022, December 2022 and January 2023	December 2031 and January 2032, December 2032 and January 2033
Xiaoyan Zhang	200,000	0.01	December 2021, January 2022, December 2022 and January 2023	December 2031 and January 2032, December 2032 and January 2033
Kuang-yu (Jeff) Liao	200,000	0.01	December 2021, January 2022, December 2022 and January 2023	December 2031 and January 2032, December 2032 and January 2033
Xun (Amy) Zhang	600,000	0.01	December 2025	December 2035
Other grantees	15,206,380	0.00035-0.80	January 2014 to December 2025	April 2028 to December 2036
Total	20,902,800

C.	Board Practices

Board of Directors

Our board of directors currently consists of six members. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

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

We had 393, 339 and 264 employees as of December 31, 2023, 2024 and 2025, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2023, 2024 and 2025:

	As of December 31,
Function:	2023	2024	2025
Sales and marketing	148	114	84
Research and development	122	102	91
Operations	42	43	37
General administration	81	80	52
Total	393	339	264

As of December 31, 2025, we had 215 employees in Beijing, 7 employees in Shanghai, 3 employees in Shenzhen and another 39 employees in various other places in China and overseas.

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

The following table sets forth information concerning the beneficial ownership of our ordinary shares on an as-converted basis as of February 28, 2026 for:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own 5% or more of our ordinary shares.

The calculations in the table below are based on 400,523,605 ordinary shares outstanding as of February 28, 2026, comprising entirely of Class A ordinary shares. In February 2025, Mr. Daqing (David) Ye, Mr. Caofeng Liu and Mr. Jiayan Lu voluntarily converted all of the Class B ordinary shares beneficially owned by them into Class A ordinary shares. After their conversion and as of the date of this annual report, we do not have any outstanding Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A	Class B	Total ordinary	% of total	% of
	ordinary	ordinary	shares on an as	ordinary	aggregate
	shares	shares	converted basis	shares	voting power
Directors and Executive Officers: *
Daqing (David) Ye(1)	38,519,605	—	38,519,605	9.6%	9.6%
Jiayan Lu(2)	44,918,159	—	44,918,159	11.2%	11.2%
Caofeng Liu(3)	17,449,441	—	17,449,441	4.3%	4.3%
Denny Ting Bun Lee(4)	755,000	—	755,000	0.2%	0.2%
Xiaoyan Zhang(5)	730,000	—	730,000	0.2%	0.2%
Kuang-yu (Jeff) Liao(6)	730,000	—	730,000	0.2%	0.2%
Xun (Amy) Zhang	—	—	—	—	—
All directors and executive officers as a group	103,102,205	—	103,102,205	25.5%	25.5%
Principal Shareholders:
Investment funds affiliated with HongShan(7)	62,337,346	—	62,337,346	15.6%	15.6%
Entities affiliated with Chenchao Zhuang’s family(8)	40,975,830	—	40,975,830	10.2%	10.2%
Sailing Capital Overseas Investments Fund, LP(9)	32,040,584	—	32,040,584	8.0%	8.0%
JYLu Holdings Ltd.(2)	34,532,179	—	34,532,179	8.6%	8.6%
Morgan Stanley(10)	22,218,800	—	22,218,800	5.5%	5.5%
Article Light Limited(11)	26,536,229	—	26,536,229	6.6%	6.6%
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

(1)

Represents (i) 4,502,500 Class A ordinary Shares in the form of ADSs held by LEFT BK Holdings Ltd., (ii) 17,663,915 Class A ordinary shares held by LEFT BK Holdings Ltd., (iii) 15,590,710 Class A ordinary shares held by Mount Bonnell Limited, and (iv) 762,480 Class A ordinary shares issuable upon the exercise of options within 60 days after the date hereof. LEFT BK Holdings Ltd. is a British Virgin Islands company wholly owned by Mr. Daqing Ye. Mount Bonnell Limited is a British Virgin Islands company wholly owned by Ms. Dawei Huang, who is Mr. Ye’s wife. The registered office of each of these entities is at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(2)

Represents (i) 28,738,439 Class A ordinary shares held by JYLu Holding Ltd., (ii) 5,343,740 Class A ordinary shares in the form of ADSs held by JYLu Holding Ltd., (iii) 10,385,980 Class A ordinary shares in the form of ADSs held by Mr. Jiayan Lu, and (iv) 450,000 Class A ordinary shares issuable upon the exercise of options within 60 days after the date hereof. JYLu Holding Ltd. is a British Virgin Islands company wholly owned by Mr. Jiayan Lu with its registered office at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(3)

Represents (i) 3,906,340 Class A ordinary shares in the form of ADSs held by CFLIU Holdings Ltd., (ii) 381,300 Class A ordinary shares in the form of ADSs held by Mr. Caofeng Liu, (iii) 11,377,901 Class A ordinary shares held by CFLIU Holdings Ltd., (iv) 1,783,900 Class A ordinary shares issuable upon exercise of options within 60 days after the date hereof. CFLIU Holdings Ltd. is a British Virgin Islands company wholly owned by Mr. Caofeng Liu with its registered office at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(4)

Represents (i) 605,000 Class A ordinary shares in the form of ADSs held by Denny Ting Bun Lee, (ii) 150,000 Class A ordinary shares issuable upon the exercise of options within 60 days after the date hereof. The business address of Mr. Ting Bun Denny Lee is No. 4 Dianthus Road, Yau Yatchuen, Kowloon, Hong Kong.

(5)

Represents (i) 580,000 Class A ordinary shares in the form of ADSs held by Xiaoyan Zhang, (ii) 150,000 Class A ordinary shares issuable upon the exercise of options within 60 days after the date hereof. The business address of Ms. Xiaoyan Zhang is 43 Chengfu Road, Haidian District, Beijing, China, 100063.

(6)

Represents (i) 580,000 Class A ordinary shares in the form of ADSs held by Kuang-yu (Jeff) Liao, (ii) 150,000 Class A ordinary shares issuable upon the exercise of options within 60 days after the date hereof. The business address of Mr. Kuang-yu (Jeff) Liao is 9/F, No. 8, Lane 103, Neihu Road, Sec 2, Taipei, Taiwan.

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

(9)

Represents (i) 29,661,224 Class A ordinary shares in the form of ADSs and four Class A ordinary shares held by Torch International Investment Ltd., (ii) 2,066,860 Class A ordinary shares in the form of ADSs held by Rosy Parade Limited and (iii) 312,500 Class A ordinary shares held by MJM International Limited. Torch International Ltd. is a direct and controlled subsidiary of Sailing Capital Overseas Investments Fund, LP, a Cayman Islands limited partnership. MJM International Limited and Rosy Parade Limited are affiliates of Torch International Ltd. Because of Sailing Capital Overseas Investments Fund, LP’s relationship with Torch International Investment Ltd., Rosy Parade Limited and MJM International Limited, Sailing Capital Overseas Investments Fund, LP may be deemed to have beneficial ownership of the Class A ordinary shares directly held by Torch International Investment Ltd., Rosy Parade Limited and MJM International Limited. None of Torch International Investment Ltd., Rosy Parade Limited or MJM International Limited has the power to direct Sailing Capital Overseas Investments Fund, LP to vote or dispose of the Class A ordinary shares. Sailing Capital Overseas Investments GP Heritage Limited functions as the general partner of Sailing Capital Overseas Investments Fund, LP. The business address of Sailing Capital Overseas Investments Fund, LP is Unit 2007-08, Harbour Centre, 25 Harbour Road, Wan Chai, Hong Kong.

(10)

Represents 22,218,800 Class A ordinary shares in the form of ADSs owned, or may be deemed to be beneficially owned, by Morgan Stanley Capital Services LLC, a wholly owned subsidiary of Morgan Stanley. The business address of each of Morgan Stanley and Morgan Stanley Capital Services LLC is 1585 Broadway New York, NY 10036, USA. The above information is based on the Schedule 13G/A jointly filed by Morgan Stanley and Morgan Stanley Capital Services LLC on February 12, 2026.

(11)

Represents 26,536,229 Class A ordinary shares directly held by Article Light Limited, a British Virgin Islands limited company with registered address at Ritter House Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. Yunfeng Fund II, L.P. is the sole shareholder of Article Light Limited. Yunfeng Investment II, L.P. is the general partner of Yunfeng Fund II, L.P. Yunfeng Investment GP II, Ltd. is the general partner of Yunfeng Investment II, L.P. Feng Yu is the controlling shareholder of Yunfeng Investment GP II, Ltd. The business address of Mr. Yu Feng is 18th Floor, YF Life Centre, 38 Gloucester Road, Wanchai Hong Kong. The above information is based on the Schedule 13G jointly filed by Article Light Limited, Yunfeng Fund II, L.P., Yunfeng Investment II, L.P., Yunfeng Investment GP II, Ltd. and Feng Yu on October 15, 2025.

To our knowledge, as of February 28, 2026, 210,763,025 of our ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Related Party Transactions

For the year ended December 31, 2025, we generated revenues in the total amount of RMB10.4 million for the loan recommendation services to RONG360, RMB0.3 million for the digital intelligence as a service to RONG360, and charged administrative expenses of RMB6.0 million to RONG360, including expenses related to operational, administrative, human resources, legal, accounting and internal control.

For the year ended December 31, 2025, RONG360 charged us RMB9.6 million for cost of promotion and acquisition and RMB0.8 million for research and development expenses including expenses related to system development.

As of December 31, 2025, there was RMB3.4 million due from RONG360, which reflected the aforementioned related party transactions and related settlement and prepayment between RONG360 and us.

Another related party is our equity investee in which we acquired 35% interest in March 2021, which charged us customer services of RMB1.1 million for service delivered in 2025.

As of December 31, 2025, we also had RMB0.1 million due to other related parties.

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

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. On April 16, 2025, our board of directors authorized a special cash dividend of US$40 million to be distributed to the shareholders of Jianpu Technology Inc. Subsequently, on August 4, 2025, our board of directors approved the distribution of a cash dividend of US$0.0995 per ordinary share, or US$1.99 per ADS, to holders of ordinary shares and ADSs of record as of the close of business on August 18, 2025, Beijing Time and New York Time, respectively, payable in U.S. dollars. Of the dividends declared as above, an actual total cash dividend of US$36 million was effectively distributed and paid to eligible shareholders within the year 2025. Our board of directors may declare and pay dividends again in the future. However, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect corporate records (other than our memorandum and articles of association, the register of mortgages and charges, and copies of any special resolutions passed by our shareholders) or to obtain copies of our list of shareholders. However, we will provide our shareholders with annual audited financial statements.

Changes in Capital

Our shareholders may from time to time by ordinary resolutions:

●	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution prescribes;
●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
●	convert all or any of our paid-up shares into stock and reconvert that stock into paid-up shares of any denomination;

●	sub-divide our existing shares, or any of them into shares of a smaller amount than that fixed by our memorandum of association; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share will be the same as it was in case of the share from which the reduced share is derived; or
●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Our company may (if authorized by its articles of association) reduce our share capital in any way:

●	by special resolution and confirmation by the court; or
●	by special resolution supported by a solvency statement made by the directors of the company.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the U.S. Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address U.S. federal estate, gift and any minimum tax considerations, the Medicare tax on certain net investment income, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	persons liable for any minimum tax;

●	persons who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own ADSs or Class A ordinary shares representing 10% or more of our stock (by vote or value); or
●	partnerships or other entities or arrangements taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities, or arrangements.
●	all of whom may be subject to tax rules that differ significantly from those discussed below.

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

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code or applicable U.S. Treasury Regulations.

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and deposits), and the market price of our ADSs and Class A ordinary shares, we believe we were a PFIC for the taxable year ended December 31, 2025, and we will likely be a PFIC for the current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

Individuals and other non-corporate U.S. Holders will be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) our ADSs or Class A ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a mainland China resident enterprise under the mainland China tax law, we are eligible for the benefit of the United States-mainland China income tax treaty, (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, (iii) certain holding period requirements are met, and (iv) such non-corporate U.S. Holders are not under an obligation to make related payments with respect to positions in substantially similar or related property. Our ADSs, but not our Class A ordinary shares, were traded on the NYSE, an established securities market in the United States, from November 16, 2017 to February 20, 2024. Our ADSs were delisted from the NYSE and have subsequently been quoted on the OTC Pink and currently on the OTCQB, which is not considered an established securities market in the United States for these purposes. If our ADSs remain delisted from the NYSE and are not otherwise readily tradable on an established securities market in the United States, dividends received on our ADSs would generally not be eligible to be taxed as dividend income from a qualified foreign corporation. Moreover, as discussed above, we believe we were a PFIC for the taxable year ended December 31, 2025. U.S. Holders are urged to consult their tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or Class A ordinary shares.

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

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2025, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced rate of taxation on dividends with respect to our ADSs or Class A ordinary shares under their particular circumstances.

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

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2025, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or Class A ordinary shares under their particular circumstances.

Passive Foreign Investment Company Rules

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2025, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid to the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain recognized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or Class A ordinary shares. Under the PFIC rules:

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election. Our ADSs, but not our Class A ordinary shares, were traded on the NYSE from November 16, 2017 to February 20, 2024. Our ADSs were delisted from the NYSE and have subsequently been quoted on the OTC Pink and currently on the OTCQB. The mark-to-market election is available only for “marketable stock,” which is stock that is traded (in other than de minimis quantities) on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury Regulations. Consequently, if our ADSs remain delisted from the NYSE and are not otherwise listed on a qualified exchange or other market, as described above, our ADSs would not be treated as “marketable stock” for these purposes and a U.S. Holder would not be eligible to make a mark-to-market election with respect to our ADSs.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F no later than four months after the close of each fiscal year. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, (i) we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, (ii) our directors and executive officers are exempt from the short-swing rules contained in Section 16 of the Exchange Act, and our principal shareholders are exempt from the reporting and short-swing rules contained in Section 16 of the Exchange Act.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2025, we did not receive any reimbursement from the depositary.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act as of the end of the period covered by this annual report. Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025 using the criteria set forth in the report “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

Previously, we had identified one material weakness in our internal control over financial reporting as of December 31, 2024. As defined in the standards established by the U.S. PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness previously identified related to the management and measurement of digital assets. To address this material weakness, we implemented a series of remedial measures, including but not limited to: (i) enhancing compliance by migrating cryptocurrency assets to more secure and compliant storage platforms, (ii) formalizing internal policies and audit processes regarding electronic wallet management, and (iii) optimizing our internal control processes to enforce segregation of duties, periodic monitoring and stringent approvals. As a result of the remedial measures described above, our management concludes that the previously identified material weakness had been remediated as of December 31, 2025.

In the future, however, if we fail to maintain effective internal control over financial reporting, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. A failure to maintain effective internal controls over financial reporting could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods. For risks and uncertainties related to our internal control, see “Item 3. Key Information—D. Risk Factors—If we fail to maintain an effective system of internal control over financial reporting, our ability to report our financial results accurately or to prevent fraud may be adversely affected, and investor confidence and the market price of the ADSs may be adversely affected.”

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

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

ITEM 16B.CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors in October 2017. We have posted a copy of our code of business conduct and ethics on our website at https://ir.jianpu.ai.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by Marcum Asia CPAs LLP (“Marcum Asia”), our current principal external auditor. We did not pay any other fees to our principal auditors during the years indicated below.

	Year Ended December 31,
	2024	2025

	(in US$thousands)
Audit fees for Marcum Asia(1)	475	534

Notes:

(1)	“Audit fees for Marcum Asia” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by Marcum Asia for the audit of our annual financial statements.

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

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On January 31, 2024, our board of directors authorized a share repurchase program, under which we may repurchase up to US$3 million of the ADSs or Class A ordinary shares for the next 12 months. In December 2024, our board of directors approved an extension of the existing share repurchase program for additional 12 months. Under the extended share repurchase program, we may repurchase up to US$3 million of its ADSs or Class A ordinary shares during the 24 months from January 31, 2024. As of December 31, 2025, our company had repurchased an aggregate of 594,050 ADSs and 40,631,775 Class A ordinary shares for a total cost of approximately US$1.6 million. The table below is a summary of our repurchases in 2025:

			Total	Approximate
			Number of	Dollar
			ADSs	Value of
			Purchased as	ADSs
		Average	Part	that
	Total	Price	of the	May Yet Be
	Number	Paid	Publicly	Purchased
	of ADSs	Per	Announced	Under the
Period	Purchased	ADS	Plan	Plan
February 2025	—	—	—	—
March 2025	—	—	—	—
April 2025	4.00	0.3150	2,624,936.75	1,426,011
May 2025	—	—	—	—
June 2025	—	—	—	—
July 2025	—	—	—	—
August 2025	—	—	—	—
September 2025	702.00	1.0000	2,625,638.75	1,425,309
October 2025	—	—	—	—
November 2025	—	—	—	—
December 2025	—	—	—	—
Total	706.00	0.9961	2,625,638.75	1,425,309

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

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

2.4	Description of Securities (incorporated herein by reference to Exhibit 2.4 to the Form 20 - F filed on April 19, 2024 (File No. 001 - 38278))
4.1	Global Share Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))
4.2	Amendment No. 1 to the Global Share Plan (incorporated herein by reference to Exhibit 10.3 to the Post-Effective Amendment No. 1 to Form S-8 filed on July 8, 2022 (File No. 333-226610))
4.3	Amendment No. 2 to the Global Share Plan (incorporated herein by reference to Exhibit 10.4 to the Post-Effective Amendment No. 2 to Form S-8 filed on August 27, 2024 (File No. 333-226610))
4.4	2017 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))
4.5

Form of Indemnification Agreement with the Registrant’s directors (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))

4.6

Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))

4.7

English translation of Transitional Services Agreement between the Registrant and RONG360 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))

4.8

English translation of Information Service Cooperation Agreement between the Registrant and RONG360 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 filed on November 3, 2017 (File No. 333-221056))

4.9*

English translation of executed form of Exclusive Purchase Option Agreement, by and among a VIE, its shareholders and a WFOE of the Registrant, as currently in effect, and a schedule of all executed Exclusive Purchase Option Agreements in substantially the same form in respect of each of the VIEs

4.10*

English translation of executed form of Equity Pledge Agreement by and among a VIE, each of its shareholders and a WFOE of the Registrant, as currently in effect, and a schedule of all executed Equity Pledge Agreements in substantially the same form in respect of each of the VIEs

4.11*

English translation of executed form of Power of Attorney from the shareholders of a VIE to a WFOE of the Registrant, as currently in effect, and a schedule of all executed Power of Attorneys in substantially the same form in respect of each of the VIEs

Exhibit Number	Description of Document
4.12*

English translation of executed form of Exclusive Business Cooperation Agreement by and between a VIE and a WFOE of the Registrant, as currently in effect, and a schedule of all executed Exclusive Business Cooperation Agreements in substantially the same form in respect of each of the VIEs

4.13

Executed Databook Framework Agreement among the Registrant, Xiaohui Tech Ltd., Databook Tech, Ltd., Hangzhou Haishi Intelligent Technology Co., Ltd., Hangzhou Magic Ant Investment Management Partnership (Limited Partnership) and Beijing Rongqiniu Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.12 to the Form 20-F filed on April 26, 2023 (File No. 001-38278))

4.14

English translation of Stock Transfer Agreement for the Transfer of Equity Interest in Beijing Kuangfeng Information Technology Ltd. and Shanghai Anguo Insurance Brokerage Co., Ltd. (incorporated herein by reference to Exhibit 4.15 to the Form 20-F filed on April 28, 2025 (File No. 001-38278))

8.1*	Principal Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed on October 20, 2017 (File No. 333-221056))
11.2

Statement of Policies Governing Material Non - Public Information and the Prevention of Insider Trading (incorporated herein by reference to Exhibit 11.2 to the Form 20-F filed on April 28, 2025 (File No. 001-38278))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Han Kun Law Offices
15.2*	Consent of Marcum Asia CPAs LLP
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP
16.1

Letter from PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm (incorporated herein by reference to Exhibit 16.1 to the Form 20-F filed on April 28, 2025 (File No. 001-38278))

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

Jianpu Technology Inc.

	By:	/s/ Caofeng Liu
	Name:	Caofeng Liu
	Title:	Acting Chief Executive Officer

Date: April 24, 2026

JIANPU TECHNOLOGY INC.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Jianpu Technology Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jianpu Technology Inc. (the “Company”) as of December 31, 2024 and 2025, the related consolidated statements of comprehensive income / (loss), changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for crypto assets in 2025 due to the adoption of Accounting Standards Update No. 2023-08, Intangibles - Goodwill and Other - Crypto Assets (Subtopic 350-60).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of this critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition – Refer to Note 2 to the consolidated financial statements

Critical Audit Matter Description

The Company recognizes recommendation service revenue for loan products when the user application is delivered to the customers or when the customers confirm the underwritten loan principal amount. Because the business is offered on the Company’s own platform, for the revenue charges from loan sales representatives, the Company uses an information technology (“IT”) system to process and record its revenue transactions.

We identified revenue as a critical audit matter considering the nature of the audit evidence obtained is largely dependent on the Company’s IT systems. This required an increased extent of effort to determine the nature, timing and extent of audit evidence required to be obtained, including the involvement of IT professionals with specialized skills in the performance of certain audit procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company’s systems in processing loan recommendation revenue transactions with sales representatives included the following, among others:

●	With the assistance of our IT professionals, we:
●	Identified relevant IT systems used to process revenue transactions and tested the general IT controls over each of these IT systems, including testing of user access controls, change management controls, and data center and network operation controls.
●	Performed testing of relevant automated controls and interface controls of the relevant IT systems.
●	We analyzed transactional revenue data for trends and reasonableness.
●	We sent confirmations on a sample basis to the sales representative for the accuracy and existence.
●	We tested, on a sample basis, by agreeing the recorded revenues to supporting documents including but not limited to executed customer contracts, delivery evidence to the customers, and cash collections to evaluate whether the revenues were properly recorded.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2024

Beijing China

April 24, 2026

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Jianpu Technology Inc.

Opinion on the Financial Statements

We have audited the consolidated statements of comprehensive income/(loss), of changes in shareholders’ equity and of cash flows of Jianpu Technology Inc. and its subsidiaries (the “Company”) for the year ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

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

JIANPU TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
			Note 2(f)
ASSETS
Current assets:
Cash and cash equivalents	418,591	214,274	30,641
Time deposits	11,572	—	—
Restricted time deposits	251,023	92,130	13,174
Accounts receivable, net of allowance for credit losses of RMB35,242 and RMB38,024 as of December 31, 2024 and 2025, respectively (including amounts billed through related party of RMB423 and nil as of December 31, 2024 and December 31, 2025, respectively)	143,032	93,504	13,371
Amount due from related parties	2,365	3,514	502
Prepayments and other current assets	66,570	53,973	7,718
Total current assets	893,153	457,395	65,406
Non-current assets:
Property and equipment, net	9,434	701	100
Intangible assets, net	1,891	1,295	185
Crypto assets	15,506	28,539	4,081
Restricted cash and time deposits	26,395	—	—
Long-term investments	58,268	85,599	12,241
Other non-current assets	977	451	65
Total non-current assets	112,471	116,585	16,672
Total assets	1,005,624	573,980	82,078
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	202,436	—	—
Accounts payable (including amounts billed through related party of RMB1,820 and nil as of December 31, 2024 and 2025, respectively; including amounts of the consolidated variable interest entities (“VIEs”) of RMB11,121 and RMB11,549 as of December 31, 2024 and 2025, respectively. Note 1(f))	108,249	96,211	13,758
Advances from customers (including amounts of the consolidated VIEs of RMB559 and RMB413 as of December 31, 2024 and 2025, respectively. Note 1(f))	51,635	52,786	7,548
Tax payable (including amounts of the consolidated VIEs of RMB8,006 and RMB9,701 as of December 31, 2024 and 2025, respectively. Note 1(f))	9,939	10,501	1,502
Amount due to related parties	5,566	176	25
Accrued expenses and other current liabilities (including amounts of the consolidated VIEs of RMB5,296 and RMB2,325 as of December 31, 2024 and 2025, respectively. Note 1(f))	95,868	120,143	17,180
Total current liabilities	473,693	279,817	40,013
Non-current liabilities:
Deferred tax liabilities (including amounts of the consolidated VIEs of nil and nil as of December 31, 2024 and 2025, respectively. Note 1(f))	141	80	11
Other non-current liabilities (including amounts of the consolidated VIEs of nil and nil as of December 31, 2024 and 2025, respectively. Note 1(f))	11,046	217	31
Total non-current liabilities	11,187	297	42
Total liabilities	484,880	280,114	40,055
Commitments and contingencies (Note 23)
Shareholders’ equity:
Ordinary shares: US$0.0001 par value, 430,463,797 shares (including 361,092,832 Class A ordinary shares, and 69,370,965 Class B ordinary shares) issued and 372,470,225 shares (including 303,099,260 Class A ordinary shares, and 69,370,965 Class B ordinary shares) outstanding as of December 31, 2024, and 421,218,860 shares (including 421,218,860 Class A ordinary shares) issued and 400,523,605 shares (including 400,523,605 Class A ordinary shares) outstanding as of December 31, 2025. (Note 18)	286	280	40
Treasury stock, at cost (57,993,572 and 20,695,255 shares held as of December 31, 2024 and 2025, respectively)	(81,523)	(4,691)	(671)
Additional paid-in capital	1,890,443	1,531,425	218,991
Accumulated losses	(1,344,794)	(1,284,456)	(183,675)
Statutory reserves	2,027	2,027	290
Accumulated other comprehensive income	54,031	48,889	6,992
Total Jianpu’s shareholders’ equity	520,470	293,474	41,967
Noncontrolling interests	274	392	56
Total shareholders’ equity	520,744	293,866	42,023
Total liabilities and shareholders’ equity	1,005,624	573,980	82,078

The accompanying notes are an integral part of these consolidated financial statements.

JIANPU TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				Note 2(f)
Revenues:
Recommendation services (including revenues from related parties of RMB1,134, RMB4,916 and RMB10,435 for the years ended December 31, 2023, 2024 and 2025, respectively)	744,427	698,056	801,186	114,568
Digital intelligence as a service1 (including revenues from related parties of RMB2,136, RMB263 and RMB341 for the years ended December 31, 2023, 2024 and 2025, respectively)	86,108	85,039	81,505	11,655
Marketing and other services	238,878	222,976	96,082	13,740
Total revenues	1,069,413	1,006,071	978,773	139,963
Costs and expenses:
Cost of promotion and acquisition (including cost from related parties of RMB368, RMB4,903 and RMB9,617 for the years ended December 31, 2023, 2024 and 2025, respectively)	(729,120)	(573,146)	(590,199)	(84,397)
Cost of operation (including cost from related parties of RMB1,069, RMB549 and RMB1,082 for the years ended December 31, 2023, 2024 and 2025, respectively)	(66,874)	(64,911)	(63,418)	(9,069)
Total cost of services	(795,994)	(638,057)	(653,617)	(93,466)
Sales and marketing expenses	(131,709)	(149,008)	(123,264)	(17,627)
Research and development expenses (including expenses from related parties of RMB548, RMB225 and RMB843 for the years ended December 31, 2023, 2024 and 2025, respectively)	(94,717)	(77,938)	(72,530)	(10,372)
General and administrative expenses	(99,518)	(90,391)	(107,817)	(15,418)
(Loss) / income from operations	(52,525)	50,677	21,545	3,080
Net interest income	6,853	9,985	2,360	337
Fair value changes of crypto assets	—	—	(15,213)	(2,175)
Others, net	18,598	45,454	23,330	3,336
(Loss) /income before income tax	(27,074)	106,116	32,022	4,578
Income tax benefits/(expense)	28	(218)	4	1
Net (loss)/income	(27,046)	105,898	32,026	4,579
Less: net loss attributable to noncontrolling interests	(274)	(233)	(66)	(9)
Net (loss)/income attributable to Jianpu’s shareholders	(26,772)	106,131	32,092	4,588
Other comprehensive income
Foreign currency translation adjustments	9,448	6,602	(5,176)	(740)
Total other comprehensive income /(loss)	9,448	6,602	(5,176)	(740)
Total comprehensive (loss)/income	(17,598)	112,500	26,850	3,839
Less: total comprehensive (loss)/income attributable to noncontrolling interests	(292)	(255)	118	17
Total comprehensive (loss)/income attributable to Jianpu’s shareholders	(17,306)	112,755	26,732	3,822
Net (loss)/income per share attributable to Jianpu’s shareholders
Basic	(0.06)	0.27	0.08	0.01
Diluted	(0.06)	0.26	0.08	0.01
Net (loss)/income per ADS attributable to Jianpu’s shareholders
Basic	(1.26)	5.31	1.66	0.24
Diluted	(1.26)	5.18	1.57	0.22
Weighted average number of shares
Basic	424,612,125	399,454,434	387,204,389	387,204,389
Diluted	424,612,125	410,098,257	409,383,114	409,383,114
[1]

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

JIANPU TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

							Accumulated other			Total
	Ordinary shares		Treasury stock		Additional paid	Statutory	comprehensive	Accumulated	Noncontrolling	shareholders’
	Shares	Amount	Shares	Amount	in capital	reserves	income/(loss)	losses	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2023	430,463,797	286	(6,015,817)	(77,499)	1,891,266	2,027	37,941	(1,424,153)	6,457	436,325
Share-based compensation (Note 17)	—	—	—	—	4,306	—	—	—	—	4,306
Net loss	—	—	—	—	—	—	—	(26,772)	(274)	(27,046)
Exercise of share-based awards (Note 17)	—	—	327,760	4,560	(4,527)	—	—	—	—	33
Currency translation adjustment	—	—	—	—	—	—	9,466	—	(18)	9,448
Share-based awards to employees of Non-platform business (Note 17)	—	—	—	—	28	—	—	—	—	28
Deemed dividends to shareholders in connection with the share-based awards to employees of Non-platform business (Note 17)	—	—	—	—	(28)	—	—	—	—	(28)
Deconsolidation of a subsidiary	—	—	—	—	—	—	—	—	(5,636)	(5,636)
Balance at December 31, 2023	430,463,797	286	(5,688,057)	(72,939)	1,891,045	2,027	47,407	(1,450,925)	529	417,430
Share-based compensation (Note 17)	—	—	—	—	2,067	—	—	—	—	2,067
Net loss	—	—	—	—	—	—	—	106,131	(233)	105,898
Share repurchase (Note 19)	—	—	(52,498,655)	(11,266)	—	—	—	—	—	(11,266)
Exercise of share-based awards (Note 17)	—	—	193,140	2,682	(2,669)	—	—	—	—	13
Currency translation adjustment	—	—	—	—	—	—	6,624	—	(22)	6,602
Share-based awards to employees of Non-platform business (Note 17)	—	—	—	—	5	—	—	—	—	5
Deemed dividends to shareholders in connection with the share-based awards to employees of Non-platform business (Note 17)	—	—	—	—	(5)	—	—	—	—	(5)
Balance at December 31, 2024	430,463,797	286	(57,993,572)	(81,523)	1,890,443	2,027	54,031	(1,344,794)	274	520,744
Cumulative effect upon adoption of ASU 2023-08	—	—	—	—	—	—	—	28,246	—	28,246
Share-based compensation (Note 17)	—	—	—	—	221	—	—	—	—	221
Net income/(loss)	—	—	—	—	—	—	—	32,092	(66)	32,026
Share repurchase (Note 19)	—	—	(14,120)	(5)	—	—	—	—	—	(5)
Exercise of share-based awards (Note 17)	10,755,063	8	17,312,437	72,561	(70,325)	—	—	—	—	2,244
Dividends declared	—	—	—	—	(284,652)	—	—	—	—	(284,652)
Cancellation of treasury stock	(20,000,000)	(14)	20,000,000	4,276	(4,262)	—	—	—	—	—
Currency translation adjustment	—	—	—	—	—	—	(5,142)	—	184	(4,958)
Balance at December 31, 2025	421,218,860	280	(20,695,255)	(4,691)	1,531,425	2,027	48,889	(1,284,456)	392	293,866

The accompanying notes are an integral part of these consolidated financial statements.

JIANPU TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				Note 2(f)
Cash flows from operating activities:
Net (loss)/income	(27,046)	105,898	32,026	4,579
Adjustments to reconcile net (loss)/income to net cash used in operating activities:
Depreciation and amortization expenses	4,416	3,610	1,533	219
Share-based compensation expenses	4,306	2,067	221	32
Allowance for credit losses	1,926	913	2,782	398
Provision for other assets	783	5,004	77	11
Fair value change of crypto assets	—	—	15,213	2,175
Gain on long-term investment	(14,792)	(48,901)	(16,519)	(2,362)
Investment impairment loss	—	3,918	—	—
Foreign exchange gain and loss	(34)	79	(118)	(17)
Deferred income tax	(271)	(184)	(40)	(6)
Gain on disposal of property and equipment	(16)	(804)	(3,705)	(530)
Changes in operating assets and liabilities:
Accounts receivable	21,668	8,514	46,745	6,684
Amount due from related parties	—	—	(1,149)	(164)
Prepayments and other current assets	(11,355)	(29,644)	23,402	3,346
Other non-current assets	2,350	1,684	526	75
Accounts payable	9,811	8,717	(12,038)	(1,721)
Advance from customers	5,876	6,161	1,151	165
Amount due to related parties	(2,911)	2,619	13,929	1,992
Tax payable	1,111	616	562	80
Accrued expenses and other current liabilities	9,857	10,128	1,096	157
Other non-current liabilities	(1,413)	(637)	(15)	(2)
Net cash provided by operating activities	4,266	79,758	105,679	15,111
Cash flows from investing activities:
Proceeds from maturity of short-term investments	—	—	350,000	50,049
Purchases of short-term investments	—	—	(350,000)	(50,049)
Purchases of intangible assets, property and equipment	(2,057)	(7,188)	(329)	(47)
Proceeds from sale of property and equipment and intangible assets	1,750	895	11,800	1,687
Cash paid for long-term investment	(2,524)	(48,800)	(28,378)	(4,058)
Cash received from long-term investments	—	5,850	202	29
Cash received from disposal of long-term investments	—	—	6,314	903
Maturity of time deposits	—	32,426	11,572	1,655
Purchase of restricted time deposits	(10,016)	—	—	—
Cash proceeds from release of restricted time deposits	—	—	10,577	1,512
Maturity of restricted time deposits	1,637	20,277	154,483	22,091
Cash received from disposal of subsidiaries, net of cash disposed	11,778	31,367	—	—
Net cash provided by investing activities	568	34,827	166,241	23,772
Cash flows from financing activities:
Proceeds from short-term borrowings	256,012	220,975	56,089	8,021
Repayment of short-term borrowings	(273,281)	(254,751)	(258,525)	(36,969)
Repayment of related party borrowings	—	—	(19,319)	(2,763)
Proceeds from employees exercising stock options	33	13	2,244	321
Dividends paid	—	—	(256,316)	(36,653)
Share repurchase	—	(11,266)	(5)	(1)
Net cash used in financing activities	(17,236)	(45,029)	(475,832)	(68,044)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	4,056	1,662	(405)	(56)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(8,346)	71,218	(204,317)	(29,217)
Cash and cash equivalents and restricted cash at beginning of the year	355,719	347,373	418,591	59,858
Including:
Cash and cash equivalents at beginning of the year	346,539	344,569	418,591	59,858
Restricted cash at beginning of the year	9,180	2,804	—	—
Cash and cash equivalents and restricted cash at end of the year	347,373	418,591	214,274	30,641
Including:
Cash and cash equivalents at end of the year	344,569	418,591	214,274	30,641
Restricted cash at end of the year	2,804	—	—	—

Supplemental disclosures of cash flow information:
Cash paid for interest expense	(9,518)	(8,319)	4,884	698
Non-cash investing and financing activities:
Deemed dividends to RONG360 in connection with the share-based awards granted to employees of Non-platform business (Note 17)	28	5	—	—
Restricted time deposits transferred to time deposits	31,949	—	—	—

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

As of December 31, 2025, the Company’s major subsidiaries and consolidated VIEs are as follows:

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

The following financial information of the VIEs were included in the Group’s consolidated financial statements as of December 31, 2024 and 2025, and for the years ended December 31, 2023, 2024 and 2025.

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
			Note 2(f)
Cash and cash equivalents	47,493	18,916	2,705
Accounts receivable, net	44,392	25,181	3,601
Amount due from related party other than the subsidiaries of the Group	33,210	135,572	19,387
Prepayments and other current assets	29,019	24,034	3,437
Property and equipment, net	8,706	—	—
Long-term investments	—	2,305	330
Other non-current assets	1,288	90	13
Total assets	164,108	206,098	29,473
Accounts payable	11,121	11,549	1,651
Advances from customers	559	413	59
Tax payable	8,006	9,701	1,387
Amount due to the subsidiaries of the Group*	185,619	234,683	33,559
Accrued expenses and other current liabilities	5,296	2,325	332
Amount due to related party other than the subsidiaries of the Group	—	176	25
Total liabilities	210,601	258,847	37,013

*The balances are eliminated through the consolidation in the preparation of the Group’s consolidated financial statements.

	For the Year Ended
	December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				Note 2(f)
Revenues:
Third-party revenues	240,099	167,614	71,333	10,201
Inter-company revenues*	224,919	83,182	24,650	3,525
Total revenues	465,018	250,796	95,983	13,726
Third-party costs and expenses	(422,502)	(294,595)	(112,523)	(16,091)
Inter-company costs and expenses*	(33,190)	(29,500)	(6,523)	(933)
Total costs and expenses	(455,692)	(324,095)	(119,046)	(17,024)
Others	204	31,919	16,410	2,346
Income/(Loss) before income tax	9,530	(41,380)	(6,653)	(952)
Income tax benefits/(expenses)	232	(321)	(86)	(12)
Net income / (loss)	9,762	(41,701)	(6,739)	(964)

*The transactions are eliminated through the consolidation in the preparation of the Group’s consolidated financial statements.

	For the Year Ended
	December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				Note 2(f)
Cash flows from operating activities
Net cash used in transactions with third-party	(313,965)	(144,504)	(6,409)	(916)
Net cash provided by transactions with inter-company	314,502	128,053	(35,188)	(5,032)
Net cash provided by/(used in) operating activities	537	(16,451)	(41,597)	(5,948)
Cash flows from investing activities
Proceeds from maturity of short-term investments and restricted investment with third-party	—	—	60,000	8,580
Purchases of short-term investments and restricted investment with third-party	—	—	(60,000)	(8,580)
Net cash provided by transactions with third-party	—	114	11,800	1,687
Purchase of restricted time deposits	(1,000)	—	—	—
Cash paid for long-term investments with third-party	—	—	(1,500)	(214)
Cash received from disposal of long-term investments with third-party	—	—	2,720	389
Cash outflow from deconsolidation of subsidiaries, net of cash disposed	—	30,752	—	—
Net cash (used in)/provided by investing activities	(1,000)	30,866	13,020	1,862
Cash flows from financing activities
Net cash provided by transactions with inter-company	—	—	—	—
Net cash provided by financing activities	—	—	—	—
Net (decrease)/increase in cash and cash equivalents and restricted cash	(463)	14,415	(28,577)	(4,086)
Cash and cash equivalents and restricted cash at beginning of the year	33,541	33,078	47,493	6,791
Cash and cash equivalents at end of the year	33,078	47,493	18,916	2,705

2. Summary of significant accounting policies

(a)	Basis of presentation

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

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reporting period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s financial statements include assessment of impairment of long-lived assets, allowance for credit losses (for details please refer to Note 2(h)). Actual results could differ from those estimates.

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

The financial statements of the Group’s non-PRC entities are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulting foreign currency translation adjustments are recorded in other comprehensive income/(loss) in the consolidated statements of comprehensive income/(loss), and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive income/(loss) in the consolidated statements of changes in shareholders’ equity. Total foreign currency translation adjustments included in the Group’s other comprehensive income were RMB9,448, RMB6,602 and negative RMB5,176 for the years ended December 31, 2023, 2024 and 2025 respectively.

(e)	Convenience translation

Translations of the consolidated balance sheets, consolidated statements of comprehensive income/(loss) and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 6.9931 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.

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

Time deposits represent time deposits placed with banks with original maturities above three months.

(g)	Restricted cash and time deposits

Cash and time deposits that are restricted as to withdrawal or use for current operations are classified as restricted cash and restricted time deposits, respectively.

In the event that the restriction is expected to be removed within the next twelve months, the relevant assets are classified as current assets. Otherwise, they are classified as non-current assets.

(h)	Receivables, net

Accounts receivable and other receivables recorded in prepayments and other current assets (collectively defined as “Receivables”) are stated at the historical carrying amount net of write-offs and allowance for credit losses. The Group measures credit losses for financial assets measured at amortized cost in accordance with ASC Topic 326, as amended by ASU 2025-05. The Group’s receivables are within the scope of ASC Topic 326. In estimating credit losses, the Group considers relevant available information, including historical collection experience, current economic conditions, and reasonable and supportable forecasts. The Group has identified the relevant credit risk characteristics of its customers and the related receivables and other receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics.

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

(i)	Long-term investments

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

The Group assesses these investments for impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the companies, and other company-specific information. The Group uses a combination of valuation methodologies in determination of the fair value, including market and income approaches based on the Group’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing, future cash flow forecasts, liquidity factors and selection of the comparable companies. The fair value determination, particularly for investments in privately-held companies whose revenue model is still unclear, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments. If this assessment indicates that an impairment exists, the Group will estimate the fair value of the investment and, if the fair value is less than carrying value, the Group will write down the asset to its fair value and take the corresponding charge to the consolidated statements of comprehensive income/(loss). The Group recognized impairment loss of long-term investment amounted nil, nil and nil (for details please refer to Note 11) for the years ended December 31, 2023, 2024 and 2025, respectively.

Equity securities accounted for under the measurement alternative are remeasured to fair value when there are observable price changes in orderly transactions for identical or similar investments of the same issuer. These non-recurring fair value measurements require management to use Level 3 unobservable inputs, including volatility of comparable companies and assumptions related to liquidation and redemption preferences. In 2025, an investee completed additional financing transactions that resulted in observable price changes for identical or similar investments of the same issuer. As a result, the Company remeasured the fair value of the related investment, which is accounted for as an investment measured under the alternative measurement method, and recorded an unrealized gain of RMB 2,848,536 (US$391,211) in investment income.

The significant unobservable inputs used in the fair value measurement are presented below:

		Valuation	Unobservable
	Fair Value	technique	inputs	Range
	RMB
Equity investments accounted for using measurement alternative	9,243	Back-Solve method	Volatility	55.1%

(j)	Property and equipment, net

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

(k)	Intangible assets, net

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

Intangible assets with finite lives are carried at cost less accumulated amortization and impairment, if any. Amortization of all intangible assets with finite lives is calculated using straight-line method over estimated useful lives of the assets as follows:

Estimated useful life
Customer relationship	3~5.5 years
Software	3 years
Brand	8~10 years
License	15 years

(l)	Crypto assets

Prior to January 1, 2025, the Group accounts for all digital assets held as crypto assets, a subset of indefinite-lived intangible assets in accordance with ASC 350-60, Intangibles - Goodwill and Other - Crypto Assets. The Group has ownership of and control over the digital assets and uses third-party custodial services to secure it. The digital assets are initially recorded at cost and are tested annually for impairment. The Group performs an analysis to identify whether events or changes in circumstances, principally decreases in the quoted prices on the active exchange, indicate that it is more likely than not that any of the assets are impaired. In determining if an impairment has occurred, the Group considers the lowest price of digital assets quoted on the active exchange at any time since acquiring the specific digital assets held by the Group. If the carrying value of a digital asset exceeds that lowest price, an impairment loss has occurred with respect to that digital asset in the amount equal to the difference between its carrying value and such lowest price. The impaired digital assets are written down to their fair value at the time of impairment and this new cost basis will not be adjusted upward for any subsequent increase in fair value. Gains are not recorded until realized upon sale, at which point they are presented net of any impairment losses in the Company’s consolidated statements of comprehensive income/(loss). In determining the gain to be recognized upon sale, the Group calculates the difference between the sales price and carrying value of the specific crypto assets sold immediately prior to sale.

Starting from January 1, 2025, the Group adopted ASU 2023-08, Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets. Crypto assets are remeasured to fair value at each reporting date using the quoted price in the principal market for each token (Level 1 input under ASC 820). Proceeds from sale of cryptocurrency are included within cash flows from investing activities on the consolidated statements of cash flows. Unrealized gains and losses are presented in “Fair value changes of crypto assets” in the consolidated statement of operations and comprehensive income/(loss). The Group used a modified retrospective approach with a cumulative-effect of a credit of approximately RMB28,246 to opening accumulated losses upon the initial adoption of this guidance. Accordingly, the changes in fair value recognized in 2025 are not comparable to the same period of 2024. For the year ended December 31, 2025, the Group recognized fair value losses of RMB 15.2million related to crypto assets.

(m)	Impairment of long-lived assets

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing carrying amount of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the long-lived assets over their fair value. Refer to Note 8 - Intangible assets, net for further information.

(n)	Fair value measurement

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

Transfers into or out of fair value hierarchy classifications are made if the significant inputs used in the financial models measuring the fair value of the assets and liabilities became unobservable or observable in the current marketplace. These transfers are considered to be effective as of the beginning of the period in which they occur. The Group did not transfer any assets or liabilities in or out of Level 2 and Level 3 during the years ended December 31, 2024 and 2025.

Fair value measurements on a recurring basis

As of December 31, 2024 and 2025, there was no financial instrument measured at fair value on a recurring basis.

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

Fair value measurements on a non-recurring basis

The Group’s long-term equity investments are measured at fair value on a nonrecurring basis under measurement alternative, if an impairment loss is charged or fair value adjustment is made for an observable price in an orderly transaction for identical or similar investments of the same issuer. The related inputs used are classified as Level 3 fair value measurement. Please refer to Note 2(i) for more details of valuation techniques.

The Group’s non-financial assets, such as intangible assets, and property and equipment, would be measured at fair value on a non-recurring basis, only if they were determined to be impaired.

(o)	Revenue recognition

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

There is no significant payment term or financing component within each revenue type. There is no refund or warranty right provided to customers. The Group accounts for discounts and return allowances as variable consideration. The Company considers the constraint on variable consideration and only recognizes revenue to the extent that it is probable that a significant reversal will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Customers for recommendation services are entitled to apply for returns for invalid recommendations within a specified period after the recommendation is delivered under a limited circumstances, i.e., the applicant’s phone number cannot be connected, or the applicant is in the blacklist maintained by the financial service providers, etc. Return allowances are estimated based on historical experiences of returns granted to customers, which is not significant for the years ended December 31, 2023, 2024 and 2025, respectively.

Substantially all revenues are recognized at a point in time. Timing of revenue recognition may differ from the timing of payment from customers. The Group does not have material contract assets as it generally has the unconditional right to payment as revenue is recognized or the timing difference is immaterial. Accounts receivable represent amounts that the Group has satisfied the performance obligation and have the unconditional right to payment. Unearned revenue consists of payments received related to unsatisfied performance obligations at the end of the period, included in “Advances from customers” in the Group’s consolidated balance sheets. The amount of revenue recognized that was included in the receipts in advances from customers balance at the beginning of the year was RMB9.9 million and RMB11.2 million for the years ended December 31, 2024 and 2025, respectively.

Recommendation services:

The Group provides recommendation services for loan products, credit card products, and membership benefits products offered by financial institutions and other service providers on its platform. For loan products, the Group helps membership benefits providers, financial service providers or their loan sales representatives identify qualified individual users or borrowers. The Group considers membership benefits providers, financial service providers, including various types of licensed financial institutions and emerging technology-enabled financial service providers, or their loan sales representatives as its customers. Service fees for recommendation services are primarily based on the number of qualified user applications. The price for each recommendation is either a fixed price as agreed in the service contract, preset in the bidding systems by the customers, or an amount based on a pre-agreed percentage of the loan principal amount underwritten by the financial service providers. Revenue from recommendation services is recognized when all revenue recognition criteria are satisfied, generally when the user application is delivered to the customers or when the customers confirm the underwritten loan principal amount. After users or borrowers submit applications for the recommended products, the Group does not have any further obligations. Revenue from recommendation service of loan was RMB343.8 million, RMB564.0 million and RMB757.5 million for the years ended December 31, 2023, 2024 and 2025, respectively.

Regarding credit card products, the Group assists users in selecting and applying for credit cards, and charges service fees to the credit card issuers or their agents based on the number of completed applications, issuances, or first usages of the credit cards (collectively referred to as “cost-per-success”). Revenue from credit card recommendation services is recognized when all revenue recognition criteria are met, typically upon customer confirmation of the number of card applications, issuances, or first usages. Revenue from recommendation service of credit card was RMB400.6 million, RMB134.0 million and RMB43.7 million for the years ended December 31, 2023, 2024 and 2025, respectively.

Digital intelligence as a service

The Group provides digital intelligence as a service designed to aid financial service providers in enhancing their customer acquisition strategies, conducting comprehensive credit assessments, detecting and preventing fraud, and improving operational efficiency. Among these services, a specific business model involves collaboration with licensed credit reporting agencies to provide data-based risk management services. The Group considers whether it should report revenues on a gross or net basis by assessing all indicators set forth in ASC 606, and determines if the Group is acting as principal or agent. For arrangements where the Group controls the service before it is transferred to the customer as a principal, revenue is recorded on a gross basis. Otherwise, the revenue is recorded on a net basis.

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

(p)	Cost of promotion and acquisition

Cost of promotion and acquisition consists primarily of expenditures relating to traffic acquisition, rewards to business partners for promotion in social network and social media platform, and marketing costs related to marketing and other services including commissions paid to individual insurance brokers.

(q)	Cost of operation

Cost of operation consists primarily of costs associated with maintenance of the platform including data acquisition costs, bandwidth and server hosting costs, call center outsourcing costs, depreciation, payroll and other related costs of operations.

(r)	Sales and marketing expenses

Sales and marketing expenses consist primarily of marketing expenses relating to marketing activities, payroll costs and related expenses for employees involved in sales and marketing activities, and client service-related expenses.

Advertising costs are expensed as incurred. Total amount of advertising expenditures recognized in sales and marketing expenses were RMB1,035, RMB1,218 and RMB1,640 for the years ended December 31, 2023, 2024 and 2025, respectively.

(s)	Research and development expenses

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

(t)	General and administrative expenses

General and administrative expenses consist primarily of payroll costs and related expenses for employees involved in general corporate functions, including finance, legal and human resources, and professional fees relating to these functions.

(u)	Share-based compensation

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

(v)	Income taxes

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

To assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. As of December 31, 2024 and 2025, the Group did not have any significant unrecognized uncertain tax positions. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

(w)	Leases

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

(x)	Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Comprehensive income/(loss) for the periods presented includes net income/(loss) and foreign currency translation adjustments.

(y)	Segment reporting

Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as its Chief Executive Officer, who reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The Group’s long-lived assets are substantially all located in the PRC and substantially all of the Group’s revenues are derived from the PRC. Therefore, no geographical segments are presented. For the years ended December 31, 2023, 2024 and 2025 the reportable segment revenue, segment profit or loss and significant segment expenses are the same as consolidated comprehensive income/(loss) statement.

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM, or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the CEO.

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

(z)	Statutory reserves

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

For the years ended December 31, 2023, 2024 and 2025, profit appropriation to statutory surplus fund for the Group’s entities incorporated in the PRC were nil, nil and nil, respectively. No appropriation to other reserve funds was made for any of the periods presented.

(aa)	Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year’s presentation. These reclassifications had no impact on net income, shareholders’ equity, or cash flows as previously reported.

3. Recent accounting pronouncements

Impact on adoption of Recently Issued Accounting Pronouncements

In December 2023, the FASB issued Accounting Standards Update No. 2023-08, Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”). ASU 2023-08 requires in-scope crypto assets (including the Group’s digital assets holdings) to be measured at fair value in the statement of financial position, with gains and losses from changes in the fair value of such crypto assets recognized in net income/(loss) each reporting period. ASU 2023-08 also requires certain interim and annual disclosures for crypto assets within the scope of the standard. The Company adopted this guidance effective on January 1, 2025 on a prospective basis, with a cumulative-effect adjustment to the opening balance of retained earnings. Prior periods will not be restated. The adoption of ASU 2023-08 increased its 2025 beginning retained earnings balance by approximately RMB28.2 million.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which applies to all entities subject to income taxes. ASU 2023-09 requires dis-aggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The Group adopted ASU 2023-09 effective on January 1, 2025 on a prospective basis on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Certain Debt Securities and Other Financial Assets, which clarifies the measurement methodology for credit losses on certain debt securities, trade receivables and other financial assets that are not subject to the current expected credit loss (CECL) “lifetime-loss” model. ASU 2025-05 permits an entity to use a simplified “provision-matrix” or “fixed-rate” approach when historical-loss data are limited and requires enhanced disaggregation of credit-loss expense by asset class and risk rating. The Group early adopted ASU 2025-05 and there was no material effect on the consolidated financial statements.

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

There were one, nil and nil customers that accounted for more than 10% of the Group’s total revenues for the years ended December 31, 2023, 2024 and 2025, respectively.

	For the Year
	Ended
	December 31,
Revenues	2023	2024	2025
Customer A	11%	*	*

Accounts receivable is typically unsecured and are derived from revenue earned from customers. The risk is mitigated by credit evaluations the Group performs on its ongoing credit evaluations of its customers’ financial conditions and ongoing monitoring process of outstanding balances. The Group maintains reserves for estimated credit losses and these losses have generally been within expectations. There were nil and one customer that accounted for more than 10% of the Group’s accounts receivable, net as of December 31, 2024 and 2025, respectively.

	As of
	December 31,
Accounts receivable	2024	2025
Customer C	*	15%

There was nil, nil and one single suppliers, e.g. advertising agencies, which individually accounted for more than 10% of the Group’s total costs and expenses for the years ended December 31, 2023, 2024 and 2025, respectively.

	For the Year
	Ended
	December 31,
Costs	2023	2024	2025
Supplier II	*	*	10%

There were one and one supplier that accounted for more than 10% of the Group’s accounts payable as of December 31, 2024 and 2025, respectively as follows:

	As of
	December 31,
Accounts payable	2024	2025
Supplier I	14%	16%

*The percentage was below 10% for the period.

(b)	Credit risk

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted time deposit, and accounts receivable. Under PRC law, it is generally required that a commercial bank in the PRC that holds third-party cash deposits protect the depositors’ rights over principal and interests in their deposited money; PRC banks are subject to a series of risk control regulatory standards; and PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. Accounts receivable is typically unsecured and are derived from revenue earned from customers. The risk is mitigated by credit evaluations the Group performs on its ongoing credit evaluations of its customers’ financial conditions and ongoing monitoring process of outstanding balances. The Group maintains reserves for estimated credit losses and these losses have generally been within expectations.

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

5. Restricted cash and time deposits

	As of
	December 31,
	2024	2025
	RMB	RMB
Current:
Restricted time deposits	251,023	92,130
Total	251,023	92,130

Non-current:
Restricted time deposits	26,395	—
Total	26,395	—

Short-term restricted time deposits in the bank, amounted to RMB251.0 million and RMB92.1 million as of December 31, 2024 and 2025, respectively, are to secure the line of credit for short-term bank borrowings (see Note 14).

Other restricted cash and time deposits mainly consist of a US$3.6 million and nil deposit as collateral at its ADR depositary bank as of December 31, 2024 and 2025, respectively.

6. Accounts receivable, net

Accounts receivable, net consists of the following:

	As of
	December 31,
	2024	2025
	RMB	RMB
Accounts receivable	178,274	131,528
Less: Allowance for credit losses	(35,242)	(38,024)
Accounts receivable, net	143,032	93,504

The movements in the allowance for credit losses are as follows:

	For the Year
	Ended
	December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at beginning of the year	(32,866)	(34,329)	(35,242)
Additions	(1,882)	(2,918)	(3,437)
Reversals	377	1,932	655
Write offs	42	73	—
Balance at end of the year	(34,329)	(35,242)	(38,024)

7. Prepayments and other current assets

Prepayments and other current assets consist of the following:

	As of
	December 31,
	2024	2025
	RMB	RMB
Prepaid advertising expenses, rentals and others	33,659	28,581
Deposits	13,585	10,626
Staff advances	1,654	550
Deductible VAT input	13,398	13,986
Interest receivable	4,274	230
Total	66,570	53,973

8. Intangible assets, net

Intangible assets consists of the following:

		As of December 31, 2025
	Weighted-
	average	Gross			Net
	amortization	carrying	Accumulated	Impairment	carrying
	period	amount	amortization	amount	amount
	Year	RMB	RMB	RMB	RMB
Customer relationship	3-5.5	1,342	(589)	(753)	—
Software	3	3,765	(3,765)	—	—
Brand	8-10	2,270	(1,788)	—	482
License	15	1,355	(542)	—	813
Total		8,732	(6,684)	(753)	1,295

		As of December 31, 2024
	Weighted-
	average	Gross			Net
	amortization	carrying	Accumulated	Impairment	carrying
	period	amount	amortization	amount	amount
	Year	RMB	RMB	RMB	RMB
Customer relationship	3-5.5	1,377	(605)	(772)	—
Software	3	3,765	(3,657)	—	108
Brand	8-10	2,327	(1,471)	—	856
License	15	1,389	(462)	—	927
Total		8,858	(6,195)	(772)	1,891

Amortization expenses were RMB1,389, RMB1,064 and RMB349 for the years ended December 31, 2023, 2024 and 2025, respectively.

The impairment loss of intangible assets were nil, RMB3,918 and nil for the years ended December 31, 2023, 2024 and 2025, respectively.

As of December 31, 2025, expected amortization expense relating to the existing intangible assets for each of the next five years and thereafter is as follows:

Amount
RMB
2026	391
2027	292
2028	95
2029	95
2030	95
Thereafter	327
1,295

9. Crypto assets

The following table presents the summary of crypto assets held by the Company, for the years ended December 31, 2024 and 2025:

				As of December
	As of December 31, 2025			31, 2024
				Carrying
	Quantity	Cost Basis	Fair Value	Value
		RMB	RMB	RMB
Bitcoin	30	14,071	18,475	10,461
USDT	926,055	6,509	6,509	693
Others	3,876,906	3,458	3,555	4,352
Total	4,802,991	24,038	28,539	15,506

The cost basis of cryptocurrency represents the fair value of cryptocurrency at the time when the cryptocurrency is earned.

The following table presents the movement for digital assets of the Company for the years ended December 31, 2025:

Carrying
Value
RMB
Balance as of December 31, 2024	15,506
Cumulative effect of the adoption of ASU 2023-08	28,246
Unrealized loss in net income	(13,428)
Realized fair value changes on sale/exchange of crypto assets	(1,785)
Balance as of December 31, 2025	28,539

10. Property and equipment, net

Property and equipment, net consists of the following:

	As of
	December 31,
	2024	2025
	RMB	RMB
Office furniture and equipment	1,438	1,471
Computer equipment	6,012	6,242
Servers and network equipment	22,567	22,584
Leasehold improvements	10,849	5,973
Building	12,512	—
Total	53,378	36,270
Accumulated depreciation	(43,944)	(35,569)
Property and equipment, net	9,434	701

There were no impairment loss of property and equipment incurred for the years ended December 31, 2023, 2024 and 2025.

Depreciation expenses were RMB3,027, RMB2,546 and RMB1,184 for the years ended December 31, 2023, 2024 and 2025, respectively.

11. Long-term investments

	As of
	December 31,
	2024	2025
	RMB	RMB
Investments accounted for under equity method	9,742	14,693
Investments measured at alternative method	48,526	70,906
Total	58,268	85,599

As of December 31, 2024 and 2025, the Group’s long-term investments consist of investments accounted for under equity method and investments measured at alternative method as below.

In 2021, the Group invested in preferred shares of Infinlinx Technology Limited (“Infinlinx”) with a consideration in cash of RMB5,000. Infinlinx is a customer service provider in Indonesia. The Group applies the equity method of accounting to account for this equity investment. The Group recognized an investment gain from equity pick up of RMB217, RMB233 and RMB287 in this investment for the years ended December 31, 2023, 2024 and 2025, respectively, and the balance of the investment was RMB5,640 and RMB5,927 as of December 31, 2024 and 2025, respectively.

In 2024, the Group invested in preferred shares of Powerup Technology Inc., (“Powerup”) with a consideration in cash of US$1.0 million. PowerUp, which is a holding company incorporated in US, operates a neobank in Mexico known as Stori. The Group recognized and measured the investment using an alternative cost-based method in accordance with ASC 321.

In 2024, the Group entered into several limited partnership agreements issued and managed by dedicated general partners with total cash consideration of US$4.7 million. The purpose of these limited partnerships is to allocate investments into emerging Web3 and AI technology companies that align with the Group’s strategic initiatives. The Group recognized and measured these investments using an alternative cost-based method in accordance with ASC 321.

As of December 31, 2025, the Group holds from 0.08% to 2% equity interests in 14 entities and limited partnership funds. In 2025, the Group entered into several entities and limited partnership agreements issued and managed by dedicated general partners with total cash consideration of US$2.8 million. The purpose of these entities and limited partnerships is to allocate investments into emerging Robots, Web3 and AI technology companies that align with the Group’s strategic initiatives. These investments were recognized and measured using an alternative cost-based method in accordance with ASC 321.

As of December 31, 2025, the Group holds from 8.75% to 80.28% equity interests in other 6 entities and limited partnership funds through investments in their common shares or in-substance common shares. The Group accounts for these investments under the equity method because the Group has the ability to exercise significant influence but does not have control over the investees. For the year ended December 31, 2025, the Group recognized an aggregate investment income of RMB 141 from these investments.

In 2024, the Company acquired a 0.86% equity interest in a company, which is accounted for as an investment measured under the alternative measurement method. In 2025, the investee completed additional financing transactions that resulted in observable price changes for identical or similar investments of the same issuer. As a result, the Company recorded an unrealized gain of RMB$2.8 million.

12. Leases

The Group has operating leases for office buildings, with lease terms from within one year to around three years. There is no finance lease for the Group. A summary related to operating leases is as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Operating lease right-of-use assets, net*	977	295
Operating lease liabilities - current*	543	270
Operating lease liabilities - non-current*	232	—
Total operating lease liabilities	775	270
Weighted average remaining lease term	1.29	1.00
Weighted average discount rate	3.10%	3.00%
*

The right-of-use assets, net, lease liabilities-current and lease liabilities-non-current were included in “Other non-current assets”, “Accrued expenses and other current liabilities” and “Other non-current liabilities” as presented on the Group’s consolidated balance sheets and consolidated statements of cash flows, respectively.

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Operating lease expenses	3,574	2,310	545
Short-term lease expenses	2,719	2,927	3,324
Total lease expenses *	6,293	5,237	3,869
Cash paid for amounts included in the measurement of lease liabilities	3,666	1,908	497
Right-of-use assets obtained in exchange for new operating lease liabilities	2,123	895	29
*	The lease expenses were RMB6,293, RMB5,237 and RMB3,869 for the years ended December 31, 2023, 2024 and 2025, respectively.

A summary of maturity of operating lease liabilities under the Group’s non-cancelable operating leases as of December 31, 2025 is as follows:

Amount
RMB
2026	273
Total future minimum payments	273
Less: interest	3
Present value of operating lease liabilities	270

13. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of
	December 31,
	2024	2025
	RMB	RMB
Accrued payroll	46,248	38,590
Deposit related to loan recommendation services(1)	24,325	27,882
Accrued expenses	3,490	3,000
Dividends payable(2)	—	28,336
Operating lease liabilities	543	270
Payable to employees for proceeds from shares as sold	291	1,261
Others	20,971	20,804
Total	95,868	120,143
(1)	Deposits related to loan recommendation services represent the deposits the financial service providers pay to the Group for loan recommendation services, and will be paid back after the financial service providers meet their commitments.
(2)	On April 16, 2025, our board of directors authorized a special cash dividend of US$40 million to be distributed to the shareholders of Jianpu Technology Inc. Subsequently, on August 4, 2025, our board of directors approved the distribution of a cash dividend of US$0.0995 per ordinary share, or US$1.99 per ADS, to holders of ordinary shares and ADSs of record as of the close of business on August 18, 2025, Beijing Time and New York Time, respectively, payable in U.S. dollars. Of the dividends declared as above, an actual total cash dividend of US$36 million was effectively distributed and paid to eligible shareholders within the year 2025.

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

As of December 31, 2024 and 2025, the Group utilized part of the credit line, and the balances of short-term borrowings were RMB202.4 million and nil, respectively.

15. Others, net

Others, net consist of the following:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Investment income(1)	14,792	48,901	16,898
Investment and other long-lived assets impairment loss(2)	—	(3,918)	—
Tax benefit for value-added tax	1,477	794	242
Others(3)	2,329	(323)	6,190
Total	18,598	45,454	23,330
(1)	In 2023, the investment income was mainly attributable to the investment gain of RMB12.6 million from disposal of Newsky Wisdom.

In July 2024, the Group entered into a share transfer agreement with a third-party buyer to sell its 100% equity interests in Shanghai Anguo Insurance Brokerage Co., Ltd. (“Anguo”) with a cash consideration of RMB40.0 million. This share transfer transaction was completed within 2024. All of the considerations were received by the Group and the related investment gain of RMB30.9 million was recognized in “Others, net” in the consolidated statements of comprehensive income/(loss) for the year ended December 31, 2024.

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

In 2025, the investment income was mainly attributable to (i) an investment gain of RMB13.6 million from the disposal of the Group’s 26.09% equity interest in Hangzhou Pulian Technology Co., Ltd., and (ii) an unrealized upward adjustment gain of RMB2.8 million from the Group’s investment measured at alternative method.

(2)	In 2024, investment and other long-lived assets impairment loss was mainly attributable to the impairment of investment in Crypto assets of RMB3.9 million due to market volatility.

(3)	In 2025, the Company disposed the building with a net book value RMB8.1 million at a consideration of RMB11.0 million and recognized an disposal gain RMB2.9 million in September.

16. Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company’s subsidiary incorporated in British Virgin Islands is not subject to tax on income or capital gain. Additionally, the British Virgin Islands does not impose a withholding tax on payments of dividends to shareholders.

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

PRC

In accordance with the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. Preferential tax treatments are granted to certain entities qualified as High and New Technology Enterprises (“HNTEs”). Certain PRC subsidiaries of the Group obtained certificates of HNTEs and therefore are eligible to enjoy a preferential tax rate of 15% for three years, provided that they are qualified as HNTEs during such periods. The management expects that all the criteria to utilize this preferential tax treatment can be satisfied for the relevant annual tax filing during such periods. Accordingly, a preferential tax rate of 15% was applied for these entities, and other subsidiaries and VIEs of the Group in the PRC are subject to a uniform income tax rate of 25% for all periods presented.

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

For the year ended December 31, 2025, the total income before income tax was RMB 32,022, of which the income before income tax from Chinese mainland was RMB 82,315 and the loss before income tax from Non-Chinese mainland was RMB 50,293.

Composition of income tax (benefits)/expense:

	For the Year
	Ended
	December 31,
	2023	2024	2025
	RMB	RMB	RMB
Current income tax expense/(benefit)
Chinese mainland	—	—	86
Non-Chinese mainland	243	402	(50)
Total current income tax expense	243	402	36

Deferred income tax benefit

Chinese mainland	(232)	(144)	—
Non-Chinese mainland	(39)	(40)	(40)
Total deferred income tax benefit	(271)	(184)	(40)
Total income tax (benefit)/expense	(28)	218	(4)

The reconciliation of taxes at the PRC statutory rate to our provision for (benefit from) income taxes for the years ended December 31, 2024 and 2023 in accordance with the guidance prior to the adoption of ASU 2023-09 was as follows:

	For the Year
	Ended
	December 31,
	2023	2024
Statutory EIT rate	25.00%	25.00%
Tax effect of preferential tax treatment	(26.63)%	(8.52)%
Tax effect of permanent differences	49.97%	(26.28)%
Changes in valuation allowance	(48.24)%	10.01%
Effective income tax rate	0.10%	0.21%

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 3, Recent accounting pronouncements, the reconciliation of taxes at the PRC statutory rate to our provision for (benefit from) income taxes for the year ended December 31, 2025 was as follows (in thousands, except for percentages):

	Year ended December 31, 2025
	Amount	Percentage
Income before income tax	32,022	100.00%
Income tax expense at PRC statutory income tax rate	8,005	25.00%
Foreign tax effects
Cayman
Statutory tax rate difference between Cayman and Chinese mainland	7,676	23.97%
BVI
Statutory tax rate difference between BVI and Chinese mainland	2,819	8.80%
Other	(40)	(0.12)%
Hong Kong
Statutory tax rate difference between Hong Kong and Chinese mainland	902	2.82%
Changes in valuation allowance	1,407	4.39%
Other	107	0.34%
Other foreign jurisdictions	(388)	(1.21)%
Domestic tax effects
Preferential tax treatments	(18,615)	(58.14)%
Permanent differences	—	—
Expired NOL and true-up on NOL	4,368	13.64%
R&D expense additional deduction and others	(3,670)	(11.46)%
Changes in valuation allowance	(2,575)	(8.04)%
Effective income tax rate	(4)	(0.01)%

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 3, Recent accounting pronouncements, cash paid for income taxes, during the year ended December 31, 2025 was as follows:

For the Year
Ended December 31,
2025
RMB
Chinese mainland	—
Non-Chinese mainland	402
Total	402

Cash paid for taxes, during the year ended December 31, 2024 was RMB 0.5million.

The following table sets forth the effect of preferential tax:

	For the Year
	Ended
	December 31,
	2023	2024	2025
	RMB	RMB	RMB
Tax effect of preferential tax treatment	(7,210)	9,043	7,396
Basic net (loss)/income per share effect	(0.02)	0.02	0.02
Diluted net (loss)/income per share effect	(0.02)	0.02	0.02

Composition of deferred tax assets and liabilities:

Deferred taxes assets and liabilities arising from PRC subsidiaries and VIEs are measured using the enacted tax rates for the periods in which they are expected to be reversed. The Group’s deferred tax assets and liabilities consist of the following components:

	As of December 31,
	2024	2025
	RMB	RMB
Deferred tax assets
Net operating loss carry-forwards	261,199	252,101
Allowances of credit losses	7,789	7,873
Others	1,475	8,958
Total deferred tax assets	270,463	268,932
Valuation allowance	(270,463)	(268,932)
Total deferred tax assets, net	—	—

	As of December 31,
	2024	2025
	RMB	RMB
Deferred tax liabilities
Intangible assets acquired from business combinations	141	80
Total deferred tax liabilities	141	80

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated losses, existence of taxable temporary differences and reversal periods.

The Group believed that it is more likely than not that the deferred tax assets for certain entities will not be utilized in the future given these entities had incurred net accumulated operating losses for income tax purposes since its inception. Therefore, the valuation allowances for these deferred tax assets were provided. The total valuation allowance provided were RMB270,463 and RMB268,932 as of December 31, 2024 and 2025, respectively.

Movement of valuation allowance:

	For the Year Ended
	December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at beginning of the year	252,481	260,535	270,463
Additions	30,101	36,234	27,159
Reversals	(22,047)	(26,306)	(28,690)
Balance at end of the year	260,535	270,463	268,932

According to PRC tax regulations, the PRC enterprise net operating loss can generally carry forward for no longer than five years, and HNTE’s net operating losses can be carried forward for no more than 10 years, starting from the year subsequent to the year in which the loss was incurred. Carryback of losses is not permitted. The Group will re-apply for the HNTE certificate when the prior certificate expires in the foreseeable future. Total net operating losses (NOLs) carryforwards of the Group’s subsidiaries in mainland China is RMB1,353 million as of December 31, 2025. As of December 31, 2025, net operating loss carryforwards from PRC will expire in calendar years 2026 through 2033, if not utilized. The NOLs carryforwards of the Group’s subsidiary in Hong Kong is RMB25 million as of December 31, 2025, which can be carried forward without an expiration date.

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2025, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended December 31, 2023, 2024 and 2025, the Company did not incur any interest and penalties related to potential underpaid income tax expenses. As of December 31, 2025, the tax years ended December 31, 2020 through 2024 for the Group’s subsidiaries in the PRC are generally subject to examination by the PRC tax authorities.

17. Share-based compensation expenses

The following table sets forth the share-based compensation expenses included in each of the relevant accounts:

	For the Year
	Ended
	December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Cost of operation	23	15	(54)	(8)
Sales and marketing expenses	743	391	109	16
Research and development expenses	920	447	(147)	(21)
General and administrative expenses	2,620	1,214	313	45
Total	4,306	2,067	221	32

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

There was no option granted in 2023, 2024 and 2025. The activities of share options granted under Jianpu’s Global Share Plan in relation to the share-based compensation expenses of the Group for the years ended December 31, 2023, 2024 and 2025 are summarized as below:

		Weighted	Aggregate	Weighted average
		average	intrinsic	remaining
	Number of	exercise prices	Value	contractual
	shares	US$/Share	US$	years
Outstanding as of December 31, 2022	7,360,330	0.24	54	3.55
Exercised during the year	(39,500)	0.04	—	—
Outstanding as of December 31, 2023	7,320,830	0.25	22	2.64
Outstanding as of December 31, 2024	7,320,830	0.25	1	9.56
Forfeited during the year	(3,020,180)	—	—	—
Exercised during the year	(1,043,928)	—	—	—
Outstanding as of December 31, 2025	3,256,722	0.34	1	9.75

As of December 31, 2025, 3,256,722 share options of the Company were held by the Group’s employees and non-employees under Global Share Plan with the weighted average exercise price of US$0.34 per option and weighted average remaining contractual years of 9.75 years, all of which were exercisable with no share options being expected to be vested. The aggregate intrinsic value of the outstanding options, exercisable options and share options expected to be vested as of December 31, 2025 are US$1, US$1 and nil, respectively. There were no unrecognized share-based compensation expenses.

As of December 31, 2025, 1,214,302 share options of the Company were held by the employees of the Group’s related parties for Non-platform business under the Global Share Plan with the weighted average exercise price of US$0.46 per option and weighted average remaining contractual years of 9.75 years, out of which 1,214,302 options were exercisable with the weighted average exercise price of US$0.40 per option and weighted average remaining contractual years of 8.59 years, all of which were exercisable with nil share options being expected to be vested. The aggregate intrinsic value of the outstanding options, exercisable options and share options expected to be vested as of December 31, 2025 are US$2.1, US$2.6 and nil, respectively. The share options granted to employees of the Group’s related parties for Non-platform business were accounted for as deemed dividend from the Company to its shareholders, as these employees do not provide services to the Company. The share awards were measured based on the fair value as of the grant date. There were no deemed dividend recognized for the years ended December 31, 2023, 2024 and 2025, respectively.

As of December 31, 2025, 14,389,203 share options with underlying shares of Non-platform business were held by the Group’s employees. The vesting of such awards is conditional upon the fulfillment of requisite service conditions to the Company and listing of Non-platform business. The cost relating to such share-based awards succeeded from 2012 Share Plan of RONG360 were recognized by the Company as a shareholder contribution as the award will ultimately be settled by RONG360. The award is accounted for as a financial derivative and initially measured at its fair value in accordance with ASC 815-10-55-46 through 55-48, and the related expense will be recognized over the requisite service period in the consolidated income statements with a corresponding credit to additional paid-in capital. Subsequent changes in the fair value of the award are recorded in the consolidated income statement through the date on which the underlying award are settled. The share-based compensation expenses recognized for the years ended December 31, 2023, 2024 and 2025 in relation to share options with underlying share of Non-platform business granted to the Group employees were nil, nil and nil, respectively.

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

The activities of share options granted under Jianpu’s 2017 Share Incentive Plan in relation to the share-based compensation expenses of the Group for the years ended December 31, 2023, 2024 and 2025 are summarized as below:

		Weighted	Aggregate	Weighted average
		average	intrinsic	remaining
	Number of	exercise prices	Value	contractual
	shares	US$/Share	US$	years
Outstanding as of December 31, 2022	32,441,263	0.01	2,255	7.65
Granted during the year	5,970,200	0.01	—	—
Forfeited during the year	(1,175,184)	0.01	—	—
Exercised during the year	(268,320)	0.01	—	—
Outstanding as of December 31, 2023	36,967,959	0.01	1,442	7.06
Granted during the year	5,868,025	0.01	—	—
Forfeited during the year	(784,770)	0.01	—	—
Exercised during the year	(120,760)	0.01	—	—
Outstanding as of December 31, 2024	41,930,454	0.01	210	6.57
Granted during the year	5,673,920	0.01	—	—
Forfeited during the year	(1,994,798)	0.01	—	—
Exercised during the year	(26,334,128)	0.01	—	—
Outstanding as of December 31, 2025	19,275,448	0.01	773	8.42

The estimated fair value of each option grant is based on the market price of the underlying ordinary share of the Company on the same date.

As of December 31, 2025, 19,275,448 share options of the Company were granted under 2017 Share Incentive Plan with the weighted average exercise price of US$0.01 per option and weighted average remaining contractual years of 8.42 years, out of which 6,679,820 options were exercisable with the weighted average exercise price of US$0.01 per option and weighted average remaining contractual years of 4.98 years. 12,595,628 share options were expected to be vested with the weighted average exercise price of US $0.01 per option and weighted average remaining contractual years of 9.02 years. The aggregate intrinsic value of the outstanding options, exercisable options and share options expected to be vested as of December 31, 2025 are US$773, US$267 and US$522, respectively. For the years ended December 31, 2023, 2024 and 2025, share-based compensation expenses recognized associated with the share options granted by the Company were RMB4,304, RMB2,067 and RMB221, respectively. As of December 31, 2025, there were RMB1,867 of unrecognized share-based compensation expenses, which are expected to be recognized over a weighted-average period of 2.92 years.

As of December 31, 2025, 116,940 share options of the Company were held by the employees of the Group’s related parties for Non-platform business under the 2017 Share Incentive Plan with the weighted average exercise price of US$0.01 per option and weighted average remaining contractual years of 3.49 years, out of which 102,940 options were exercisable with the weighted average exercise price of US$0.01 per option and weighted average remaining contractual years of 3.70 years. 14,000 share options were expected to be vested with the weighted average exercise price of US $0.01 per option and weighted average remaining contractual years of 7.11 years. The aggregate intrinsic value of the outstanding options, exercisable options and share options expected to be vested as of December 31, 2025 are US$5, US$4 and US$1 respectively. The share options granted to employees of Non-platform business were accounted for as deemed dividend from the Company to its shareholders, as these employees do not provide services to the Company. The share awards were measured based on the fair value as of the grant date. The amount recognized as deemed dividend were RMB28, RMB5 and nil for the years ended December 31, 2023, 2024 and 2025, respectively.

18. Ordinary shares

Upon incorporation, the Company had 1,500,000,000 shares authorized, 1 ordinary share issued and outstanding with a par value of US$0.0001 per share. As of December 31, 2025, the Company had 421,218,860 shares issued, including 421,218,860 Class A ordinary shares, and 0 Class B ordinary shares. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share. Each Class B ordinary share can be converted into one Class A ordinary share at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares.

In February 2025, Mr. Daqing (David) Ye, Mr. Caofeng Liu and Mr. Jiayan Lu voluntarily converted all of the Class B ordinary shares beneficially owned by them into Class A ordinary shares. After their conversion and as of April 24, 2026, which is the issuance date of the consolidated financial statements, the Company does not have any outstanding Class B ordinary shares.

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

In 2025, the Company further repurchased 706 ADSs at a total cost of US$703 under the same share repurchase program. There are approximately US$1.4 million remaining available under the existing share repurchase program.

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

Basic and diluted net income/(loss) per ordinary share for each of the years are presented as follows:

	For the Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(In thousands,	(In thousands,	(In thousands,	(In thousands,
	except	except	except	except
	for share	for share	for share	for share
	and per	and per	and per	and per
	share data)	share data)	share data)	share data)
Numerator:
Net (loss)/income attributable to Jianpu’s shareholders-basic and diluted	(26,772)	106,131	32,092	4,589
Numerator for basic net (loss)/income per share	(26,772)	106,131	32,092	4,589
Numerator for diluted net (loss)/income per share	(26,772)	106,131	32,092	4,589
Denominator:
Denominator for basic net (loss)/income per share	424,612,125	399,454,434	387,204,389	387,204,389
Denominator for diluted net (loss)/income per share	424,612,125	410,098,257	409,383,114	409,383,114
Net income/(loss) per ordinary share:
Basic	(0.06)	0.27	0.08	0.01
Diluted	(0.06)	0.26	0.08	0.01

Diluted net income/(loss) per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the respective year. The potential ordinary shares of share options were excluded from the diluted net loss per share calculation for the year ended December 31, 2023, as their inclusion would be antidilutive. The numbers of share options excluded from the calculation of diluted net income/(loss) per share of the Company were 46,851,006, 20,834,621 and 24,311,233 for the years ended December 31, 2023, 2024 and 2025, respectively.

21. Related party transactions

The following sets forth significant related party transactions of the Group during the years presented:

	For the Year Ended
	December 31,
	2023	2024	2025
	RMB	RMB	RMB
Revenues from recommendation services for loans generated from RONG360 (a)	1,134	4,916	10,435
Revenues from digital intelligence as a service generated from RONG360 (a)	2,136	263	341
Administrative expenses charged to RONG360 (b)	6,000	6,000	6,000
Cost of promotion and acquisition charged by RONG360 (c)	(368)	(4,903)	(9,617)
Research and development expenses charged by RONG360 (d)	(548)	(225)	(843)
Cost of customer service charged by related party A (e)	(1,069)	(549)	(1,082)

The following sets forth related party outstanding balance:

	As of
	December 31,
	2024	2025
	RMB	RMB
Amount due from/(to) RONG360 (f)	(2,851)	3,359
Amount due to related party B (g)	(2,715)	(1)
Amount due from related party C (h)	2,206	—
Amount due from/(to) other related parties (i)	159	(20)
(a)	RONG360’s business comprised the Platform Business segment and Non-platform Business segment prior to the Reorganization, thus transactions between the Group’s Predecessor Operation, i.e. the Platform Business, and Non-platform business segment of RONG360 are accounted for as related party transactions. After the Share Distribution, RONG360 is still considered as a related party of the Group due to the existence of some same major shareholders of RONG360 and the Company. The Group provided loan recommendation services and digital intelligence as a service to the Non-platform Business segment of RONG360 and the related service fees were charged at a standard fee rate same as that charged to third party customers.
(b)	Following the Reorganization, the administrative expenses allocated to RONG360 consist of various expenses attributable to the Non-platform business segment of RONG360, including expenses related to operational, administrative, human resources, legal, accounting and internal control support pursuant to the transitional services arrangement (see Note 1(b)).
(c)	RONG360 charged the Group cost of promotion and acquisition for providing promotion and acquisition services to the Group for the year ended December 31, 2023, 2024 and 2025.
(d)	RONG360 charged the Group research and development expenses for providing research and development services to the Group for the year ended December 31, 2023, 2024 and 2025.
(e)	In 2021, the Group invested in and owned 35% of the preference shares of related party A. Related party A charged the Group customer services delivered for the years ended December 31, 2023, 2024 and 2025.
(f)	The increase of balance reflected the aforementioned related party transactions and related settlements and prepayment between RONG360 and the Group.
(g)	The Group obtained contractual control of KTN from related party B (a company owned by two founders of the Company before September 2020, and controlled by a founder of the Company afterwards) in October 2018. The balance primarily represented the unpaid consideration. The balance as of December 31, 2025 decreased because the Group settled a part of payable to related party B.
(h)	In 2024, the Group disposed of its 70% equity interest in entity C (previously consolidated as a subsidiary under the VIE structure), retaining a 30% equity interest. Following the transaction, entity C ceased to be a subsidiary and was referred to as “Related Party C” of the Company. The balance represented the amount due from related party C.
(i)	The balance represented the net amount resulting from the amount of due to related party A and amount due from other related parties.

22. Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB44,582, RMB40,549 and RMB34,607 for the years ended December 31, 2023, 2024 and 2025, respectively.

23.Commitments and contingencies

Short-term lease commitments

The Group has leased office premises under non-cancellable short-term operating lease agreements. Future aggregate minimum lease payments under non-cancellable short-term operating lease agreements are as follows:

As of
December 31,
2025
RMB
Within one year	1,844
Total	1,844

Contingencies

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

24. Subsequent event

The Group has evaluated the impact of events that have occurred subsequent to December 31, 2025, through April 24, 2026, the issuance date of the consolidated financial statements, the Group did not identify any subsequent events that would have required adjustment or disclosure on the consolidated financial statements.

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

The Group performed a test on the restricted net assets of its consolidated subsidiaries and VIEs (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements”. Such restricted net assets amounting to approximately RMB66.8 million (US$9.6 million), or 22.77% of the Group’s total consolidated net assets, as of December 31, 2025.